Form 20-F
period 2002-12-31
AKZO NOBEL NV
filed 2003-04-22
CIK 3124

SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F
(Mark one)
(  )REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
    or
(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
    For the fiscal year ended December 31, 2002 or
(  )TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
    Commission file number 0-17444

                                AKZO NOBEL N.V.
            (Exact name of registrant as specified in its charter)

                                THE NETHERLANDS
                (Jurisdiction of incorporation or organization)

                         76 VELPERWEG, 6824 BM  ARNHEM
                   (Address of principal executive offices)


  Securities registered or to be registered pursuant to Section 12 (b) of the
                                     Act:
  Title of each class             Name of each exchange on which registered
  --------------------            -----------------------------------------
  AMERICAN DEPOSITARY SHARES                    NASDAQ/NMS
  COMMON SHARES OF EUR 2 EACH                   NASDAQ/NMS*

  * Not for trading, but only in connection with the registration of American
                              Depositary Shares,
    pursuant to the requirements of the Securities and Exchange Commission

  Securities registered or to be registered pursuant to Section 12 (g) of the
                                   Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15 (d)
                               of the Act: NONE

 Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report:

              COMMON SHARES, PAR VALUE EUR 2 PER SHARE 286,147,260 PRIORITY SHARES, PAR VALUE EUR 400 PER SHARE 48

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of
   1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                               Yes X      No {box}

   Indicate by check mark which financial statement item the registrant has elected to follow.
                          Item 17 {box}          Item 18  X

                                Akzo Nobel N.V.
                               TABLE OF CONTENTS

                                                                                    Page
PART I
        Introduction                                                                   3
Item 1  Identity of directors, senior management and advisors                          4
Item 2  Offer statistics and expected timetable                                        4
Item 3  Key information                                                                4
Item 4  Information on the company                                                    14
Item 5  Operating and financial review and prospects                                  54
Item 6  Directors, senior management and employees                                    77
Item 7  Major shareholders and related party transactions                             86
Item 8  Financial information                                                         87
Item 9  The offer and listing                                                         90
Item 10 Additional information                                                        91
Item 11 Quantitative and qualitative disclosure about market risk                     97
Item 12 Description of securities other than equity securities                        99

PART II
Item 13 Defaults, dividend arreages and delinquencies                                 99
Item 14 Material modifications to the rights of security holders and use of proceeds
                                                                                      99
Item 15 Disclosure Controls and Procedures                                            99
Item 16 Reserved                                                                      99

PART III
Item 17 Financial statements                                                          99
Item 18 Financial statements                                                         100
Item 19 Exhibits                                                                     145

        Signatures and Certifications                                                146




                                    PART I

INTRODUCTION

The consolidated financial statements of Akzo Nobel N.V. and subsidiaries appearing in this annual report are prepared in accordance with accounting principles generally accepted in the Netherlands ("NL GAAP"). NL GAAP differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The significant differences between NL GAAP and US GAAP affecting Akzo Nobel's net income and shareholder's equity are discussed in
Note 21 of the Notes to the Consolidated Financial Statements of Akzo Nobel.

The terms "Akzo Nobel" or "the Company" are sometimes used herein for convenience in contexts where reference is made to the consolidated companies of Akzo Nobel N.V. in general. Such terms are also used for convenience in referring to individual groups and subsidiaries.

In this annual report, unless otherwise specified or the context otherwise requires, references to "dollars", "U.S. dollars" and "USD" are to the United States currency. For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate of EUR 0.955 =
USD 1.00, the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on December 31, 2002. These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. On April 17, 2003, the Noon Buying Rate was EUR 0.9156 = USD 1.00.

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Akzo Nobel is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Akzo Nobel and certain of the plans and objectives of Akzo Nobel with respect to these items. These statements may generally, but not always, be identified by the use of words such as "anticipate", "assume", "intend", "plan", "project", "should", "expect", "estimate", "believe" or similar expressions. In particular, among other statements, certain statements in Item 4 "Information on the Company" with regard to strategy, management objectives, including return on investment targets, market trends, market standing, market share estimates based on management's estimates, the product volumes, (future spending on) environmental compliance or remediation, Health, Safety and Environment targets, and the Pharma pipeline, and the statements in Item 8 "Financial Information" with regard to the outcome of disputes with tax authorities, pending or future legal or regulatory proceedings, including the antitrust investigations and other potential related lawsuits and their effect on the Company and those in Item 5 "Operating and Financial Review and Prospects" with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and objectives such as return on capital are forward-looking in nature as are all statements under "Forward looking statement on 2003" and Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, but are not limited to, levels of business spending in major economies (as well as other developments in the economies of the

Company's markets in Asia, Latin America, North America and Western Europe), the development in market value of pension plan assets, governmental regulations, changes in customer needs, the levels of marketing expenditures by Akzo Nobel and its competitors, the introduction of new products by competitors, raw materials and employee costs, future foreign exchange and interest rates, changes in tax rates and product regulation, future business combinations, acquisitions or dispositions, environmental liabilities, and the outcome of tax disputes, antitrust investigations and potential product liability claims and other lawsuits, and wars and acts of terrorism or sabotage.

Statements made in Item 4 "Information on the Company", referring to Akzo Nobel's competitive position are based on the Company's belief, and in some cases rely on a range of sources, including analyst's reports, independent market studies and Akzo Nobel's internal assessment of market share based on publicly available information about the financial results and performance of market participants unless otherwise noted. Such references to the Company's positioning generally refer to its market share based on sales.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected financial data set forth on the following pages are derived from previously published financial information of Akzo Nobel, including the consolidated financial statements, which appear elsewhere in this annual report and which have been translated into euros using the exchange rate fixed for Netherlands guilders and the euro on January 1, 1999. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements, including the notes thereto.

The audited consolidated financial statements of Akzo Nobel as of and for each of the five years in the period ended December 31, 2002, have been audited by KPMG Accountants N.V., independent auditors. Reference is made to Note 21 of the Notes to the Consolidated Financial Statements regarding differences between NL GAAP and US GAAP that affected Akzo Nobel's net income and shareholders' equity.

                                                                               5

----------------------------------------------------------------------------------------------------------------------
                                                              Selected financial data for the years ended December 31,
In millions, except per share amounts                                    2002   2002    2001    2000     1999     1998
----------------------------------------------------------------------------------------------------------------------
                                                                       USD(a)    EUR     EUR     EUR      EUR      EUR
Consolidated Income data:
Amounts in accordance with NL GAAP:*

Net sales                                                             14,662  14,002  14,110  14,003   14,432   12,482

Operating income before nonrecurring items (b)                         1,562   1,492   1,571   1,641    1,238    1,147

Operating income, after nonrecurring items (b)                         1,426   1,362   1,122   1,557    1,197      982

Income before nonrecurring and extraordinary items, less income taxes    971     927     966     999      722      677

Extraordinary items less income taxes (c)                                (77)    (74)   (259)     (9)    (508)    (129)

Net income after nonrecurring and extraordinary items                    857     818     671     947      189      532

Basic earnings per share / ADS (d)                                      3.00    2.86    2.35    3.31     0.66     1.86

Amounts in accordance with US GAAP (e):

Net income / (loss)                                                      901     860     448     745     (627)     391

Basic earnings / (loss) per share / ADS (d)                             3.15    3.01    1.57    2.61    (2.20)    1.37

Diluted earnings / (loss) per share / ADS (d)                           3.14    3.00    1.56    2.60    (2.20)    1.37

Consolidated Balance Sheet data:

Amounts in accordance with NL GAAP*:
Total assets                                                          13,392  12,789  12,925  12,707   12,643   12,528

Long-term borrowings                                                   2,160   2,063   1,941   2,137    2,459    2,490

Shareholders' equity                                                   2,197   2,098   2,878   2,694    2,082    2,101

Shareholders' equity in accordance with US GAAP:                       5,712   5,455   6,362   6,368    5,987    6,254
----------------------------------------------------------------------------------------------------------------------

(a) - (e): see accompanying notes on next page

* Prior years have been restated for changes in accounting principles. Reference is made to "Item 5. Operating and Financial Review and Prospects - Changes in Accounting Principles".

(a) Amounts in this column have been translated solely for the convenience of the reader at the Noon Buying Rate on December 31, 2002, of EUR 0.955 = USD 1.00.

(b) Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructuring and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items.

(c) The extraordinary items for NL GAAP would not be considered extraordinary under US GAAP. The pre-tax effect of such items would have been included as part of operating income for US GAAP.

(d)  American Depositary Shares.

(e) Earnings per share amounts under US GAAP are calculated after deducting priority and preferred dividends from earnings.

The table below sets forth the number of common shares outstanding and the amounts of interim, final and total dividends declared (and the U.S.-dollar equivalents) on the common shares in respect of the fiscal years indicated.

------------------------------------------------------------------------------------

                Number of shares           Dividends per common share
Year ended                                       EUR                    USD*
December 31,   Average   End of period  Interim  Final  Total  Interim  Final  Total
------------------------------------------------------------------------------------
1998        285,296,603    285,320,200     0.30   0.68   0.98     0.34   0.79   1.14
1999        285,441,344    285,885,524     0.30   0.70   1.00     0.30   0.70   1.00
2000        285,902,574    285,937,700     0.30   0.90   1.20     0.28   0.84   1.11
2001        285,888,385    285,854,813     0.30   0.90   1.20     0.26   0.79   1.06
2002        285,827,092    285,691,957     0.30   0.90   1.20     0.32   0.94   1.26
------------------------------------------------------------------------------------

* Dividends per common share in U.S. dollars are based on the Noon Buying Rate at December 31 of each year.

The following table sets forth for the fiscal periods indicated the average exchange rates for U.S. dollars into euros per dollar based on the applicable Noon Buying Rate. The 1998 figure has been converted into euros using the fixed conversion rate, which became effective on January 1, 1999 (EUR 1 = NLG 2.20371).

------------------------------------------
Year ended                      Average*
December 31,
------------------------------------------
1998                                0.90
1999                                0.94
2000                                1.08
2001                                1.14
2002                                0.96
------------------------------------------

* The average of the Noon Buying Rates on the last day of each month during the period.

The following table sets forth for the months indicated the high and low rates for U.S. dollars expressed in euros per dollar.

---------------------------------------------
                        High             Low


October 2002             1.03            1.01
November 2002            1.08            0.98
December 2002            1.01            0.95
January 2003             0.97            0.92
February 2003            0.94            0.91
March 2003               0.95            0.90
---------------------------------------------

On April 17, 2003, the noon buying Rate was EUR 0.9156 = USD 1.00.

As dividends, if any, will be paid in euros, exchange rate fluctuations may affect the USD amounts received by holders of ADS's upon conversion by the depositary of such dividends.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

This section describes some of the risks that could affect the Company's business. The factors below should be considered in connection with any forward-looking statements in the Company's Annual Report on Form 20-F and the cautionary statements contained in the introduction on pages 3 and 4. Forward looking statements can be identified generally as those containing words such as "anticipate", "assume", "intend", "plan", "project", "should", "expect", "estimate", "believe", and words and terms of similar substance in connection with any discussion of future operating or financial performance.

The risks below are not the only ones that Akzo Nobel faces. Some risks are not yet known to Akzo Nobel and some that Akzo Nobel does not currently believe to be material could later turn out to be material. All of these risks could materially affect Akzo Nobel's businesses, revenues, operating income, net income, net assets and liquidity and capital resources.

The factors that could cause actual results to differ materially include the following:

The Company may face intense competition from new products and from lower-cost generic products.

The Company's products that are under patent protection face competition from competitors' proprietary products. This competition may increase as new products enter the market. The Company faces increasing competition from lower-cost generic products after patents on its products expire. Loss of patent protection typically leads to loss of sales in the product's markets and could affect the Company's future results.

In 2002, the Company lost an important court case on its major product Remeron(R) in the United States. This will lead to increased competition in the United States from generic pharmaceutical companies who will produce and distribute generic versions of this product. U.S. revenues from Remeron(R) accounted for approximately 11 percent of revenues from Akzo Nobel's Pharma business in the financial year 2002.

As new products enter the market, the Company's products may become obsolete or competitors' products may be more effective or more effectively marketed and sold than its own products. If Akzo Nobel fails to maintain its competitive position, this could have a material adverse effect on its business and results of operations.

The Company's research and development efforts may not succeed or its competitors may develop more effective or successful products.

In order to remain competitive, the Company must commit substantial resources each year to research and development through its dedicated resources as well as through various collaborations with third parties. Ongoing investments in new product launches and research and development for future products could produce higher costs without a proportional increase in revenues. Especially in the Pharma businesses, the research and development process can take from six to fourteen years, from discovery to commercial product launch. This process is conducted in various stages, and during each stage there is a substantial risk that the Company will not achieve its goals and accordingly may abandon a product for which it has spent substantial amounts. In this context it should be noted that the 2001 report prepared for the European Commission, entitled "Global Competitiveness in Pharmaceuticals, a European Perspective," concluded that European pharmaceutical companies have not only been losing competitiveness to their U.S. peers, but also that this trend has intensified. Unlike the U.S.-based multinationals, the European pharmaceutical companies still lack the background and leverage of a single domestic (European) market. The report also concluded that Europe has been less effective than the United States in encouraging growth of new technology suppliers and innovation specialists in such fields as combinatorial chemistry, genomics, and high-throughput screening.

If the Company fails to continue developing commercially successful products, this could have a material adverse effect on the Company's business and results of operations. If its competitors develop more effective products or a greater number of successful new products, or if the competitive position of its European operations changes in a negative way, this could also have a material adverse effect on the Company's business and results of operations. So far, the introduction of two new FDA-approved Organon products, Arixtra(R) and NuvaRing(R), in the US market have taken off slower than expected.
It can also be the case that due to unwanted side effects of pharmaceutical products, in particular, which appear at a later stage after introduction of a product, the Company may decide or may be forced to withdraw a certain product from the market. This also could have a material adverse affect on its business and results of operation.

Product regulation may adversely affect the Company's ability to bring new products to market.

The Company and its competitors are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products. The Company must obtain and maintain regulatory approval for its pharmaceutical and other products from regulatory agencies before certain products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Each authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved by another country. In the Company's principal markets, the approval process for a new product is complex, lengthy and expensive. For pharmaceutical products, the time taken to obtain approval varies by country but generally takes from eight months to several years from the date of application. Regulatory delays, the inability to complete clinical trials successfully, claims and concerns about safety and efficacy, new discoveries, patents and products of competitors and related patent disputes and claims about adverse side effects are only a few of the factors that could adversely affect the realization of product registration. This increases the Company's cost in developing new products and increases the risk that it will not succeed in selling them successfully. In this respect, the Company's planned introduction of the new CNS product Variza(TM) (gepirone ER) was delayed as it did not yet receive FDA approval.
In light of the current uncertainties in the Hormone replacement therapy (HRT) area, a delay of the FDA filing of Xyvion(TM) into 2006 is to be expected.

Akzo Nobel's business will continue to expose it to risks of environmental liabilities

The Company uses hazardous materials, chemicals, viruses and toxic compounds in its product development programs and manufacturing processes, which have exposed it, and in the future could expose it, to risks of accidental contamination and events of noncompliance with environmental laws and regulatory enforcement, and personal injury and property damage claims resulting therefrom. If an accident occurred or if the Company were to discover contamination caused by prior operations, it could be liable for cleanup obligations, damages or fines, which could have an adverse effect on its business and results of operations.

The environmental laws of many jurisdictions impose actual and potential obligations on the Company to remediate contaminated sites. These obligations may relate to sites:

- that the Company currently owns or operates;
- that the Company formerly owned or operated; or
- where waste from the Company's operations was disposed.

These environmental remediation obligations could significantly reduce the Company's operating results. In particular, the provisions and accruals for these obligations may be insufficient if the assumptions underlying the accruals prove incorrect or if the Company is held responsible for additional, currently undiscovered contamination.

Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and increase potential liabilities of the Company, and could subject the Company's handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby harming Akzo Nobel's business and operating results.

The Company will be responsible for any liabilities arising out of antitrust litigation.

Akzo Nobel is involved in investigations by the antitrust authorities in the United States, Canada, and the European Union into alleged violations of the respective antitrust laws for certain products in these jurisdictions. In addition, the Company is involved in civil damage claims in relation to some of these alleged antitrust violations. Fines, civil damage settlements, and legal costs incurred in 2002 in connection with these cases amounted to EUR 9 million (2001: EUR 59 million). Based on an estimate of the probable fines, civil damages, and costs to be paid over a number of years to come - taking into account legal advice and the current facts and circumstances - the Company had a provision and accrual at December 31, 2002, amounting to EUR 102 million (2001: EUR 111 million).

However, it should be understood, that in light of future developments such as
(a) the outcome of the investigations of the various antitrust authorities, (b) potential additional lawsuits by (indirect) purchasers, (c) possible future civil settlements, (d) the failure to satisfy the conditions of any future class action settlement, and (e) adverse rulings or judgments in the pending investigations or in related civil suits, these antitrust matters could result in additional liabilities and related costs. The Company at this point in time cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts with sufficient certainty to allow such amount or range of amounts to be meaningful. Moreover, the aforementioned liabilities are typically paid over a number of years and the timing of such payments cannot be predicted with confidence. The Company believes that the potential aggregate amount of any additional fines and civil damages to be paid will not materially affect the Company's financial position. The aggregate amount, however, could be material to the Company's results of operations in any one accounting period.

The outcome of tax disputes, litigation and regulatory action could adversely affect Akzo Nobel's business and results of operations.

The Company brought claims against certain generic drug manufacturers in the United States under the U.S. Hatch-Waxman Act, alleging infringement by such manufacturers of the Company's U.S. patent protecting the use of mirtazapine (Remeron(R)) in combination with one or more SSRI's for the treatment of depression. In two of the patent infringement cases brought by the Company, the Court granted summary judgment of noninfringement in favor of the defendants. In light of recent new case law in an unrelated case providing guidance regarding inducement to infringe issue under the Hatch-Waxman Act, the Company has decided not to pursue further any actions and to withdraw all pending cases based on infringement of the above reference patent against the generic drug manufacturers.

Some generic drug manufacturers sued by the Company have brought antitrust counterclaims against the Company in the United States. In addition, antitrust claims have been filed against the Company in the United States on behalf of classes of (in)direct purchasers of Remeron(R). The Company is aggressively defending these claims.

There are pending against Akzo Nobel N.V. and its subsidiaries a number of other claims, all of which the Company is contesting. The Company is also involved in disputes with tax authorities in several jurisdictions.

While the outcome of these claims and disputes cannot be predicted with certainty, management believes, based upon legal advice and information received, that the final outcome will not materially affect the consolidated financial position but could be material to the Company's result of operations in any one accounting period.

Risks in production processes can adversely affect the Company's results of operations.

Certain chemical production processes are hazardous, and natural disasters, operator error or other occurrences could result in explosions, fires, or equipment failure, which could result in injury or death, or damage to property or the environment. Losses and liabilities arising from such events, in so far as not covered by insurance, would significantly reduce the Company's revenues or increase costs and could have a material adverse effect on its operations or financial condition.

Inability to access raw materials, growth in cost and expenses for raw materials, petroleum and natural gas and changes in product mix may adversely influence the future results of the Company.

Important raw materials or auxiliary materials for the Company's production processes are salt, petroleum and petroleum derivatives, natural gas, titanium dioxide and electricity. Some of these components are available only from a small source of suppliers. The Company cannot assure that it will be able to establish or maintain good relationships with such suppliers or that such suppliers will continue to exist or be able to supply ingredients in conformity with regulatory requirements. In addition, growth in the costs and expenses of these components resulting from a shortage or a change in Akzo Nobel's product mix may adversely influence the Company's business and financial results. Akzo Nobel is sensitive to price movements in raw materials. In particular, energy prices pose a risk, presently aggravated by the armed conflict in the Middle East.

Seasonality may adversely affect the operating results of the Company's Coatings business.

A portion of the Company's Coatings business is seasonal, with sales and earnings being relatively higher during the outdoor season and lower during the indoor season. The operating results may be harmed if bad weather delays the outdoor season in the major markets in which the Company operates and the Company is not able to offset during the corresponding financial year the lag in earnings resulting from such delay.

A failure to manage expansion effectively could adversely affect the Company's business.

Management of the Company's growth, as well as the commencement of commercial manufacturing and marketing of the Company's forthcoming products, will require continued expansion of the Company's systems and internal controls and an increase in the Company's manufacturing, marketing and sales operations. In addition, the Company intends to continue to add new personnel. Any failure to manage growth effectively and integrate new personnel on a timely basis could adversely affect the Company's business.

Akzo Nobel may not be able to identify future acquisitions or may not be successful in integrating acquired businesses.

As part of its business strategy, the Company periodically reviews acquisition prospects and strategic alliances that it expects to complement its existing businesses or increase its revenues. The Company does not know if it will be able to identify any future acquisitions, joint ventures or alliances. A failure to identify future transactions may impair the Company's future growth.

If the Company is unable to retain key personnel or attract new personnel, it could have an adverse effect on the Company's business.

The Company's future operating results depend in part upon its ability to attract and retain qualified management, scientific, technical, marketing, and support personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel.

Regulations which limit the prices we may charge for our products can reduce the Company's revenues and adversely affect its business and results of operations.

In addition to normal price competition in the marketplace, the prices of Akzo Nobel's pharmaceutical products are restricted by price controls imposed by governments and health care providers in most countries. Price controls operate differently in different countries and can cause wide variations in prices between markets. Currency fluctuations can aggravate these differences. The existence of price controls can limit the revenues Akzo Nobel earns from its products and may have an adverse effect on its business and results of operations.

About half of the Company's earnings are derived from the healthcare markets. In many of these countries the prices for our products are regulated. In the United States, Medicare reform could result in de facto price controls on prescription drugs. In Europe, the Company's operations are also subject to price and market regulations. Many governments are introducing healthcare reforms in an attempt to curb increasing healthcare costs. In Japan, where Akzo Nobel also operates, governmental price cut rounds are introduced biannually. In response to rising healthcare costs, many governments and private medical care providers, such as HMOs, have instituted reimbursement schemes that favor the substitution of generic pharmaceuticals for more expensive brand-name pharmaceuticals. In the United States, generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of the original brand-name drug. As a result, the Company expects pressures on its pricing and operating results to continue.

Bad publicity and damage to the Company's brands could adversely affect its business and results of operations.

The reputation of the Company's brands is critical to its business. The success in promoting and enhancing its brands is dependent on providing safe high-quality products, particularly in the pharma business. If it fails to successfully promote its brands, or if it receives bad publicity as a result of a product liability case or publicized health or other risks associated with its products, the value of the Company's brands will be diminished. This could have a material and adverse effect on the business and results of operations.

Product liability claims could adversely affect Akzo Nobel's business and results of operations.

Given the widespread impact that brand-name drugs have on the health of patient populations, pharmaceutical and medical devices companies have historically been subject to large product-liability claims and settlements caused by the use of their products. The Company also runs the risk of product liability claims from its Coatings and Chemicals products. The Company is currently involved in a number of product liability cases claiming damages as a result of its products. It believes that any reasonably foreseeable unaccrued costs and liabilities associated with such matters will not have a material adverse effect on the Company's consolidated financial position but could be materially adverse to its results of operations. There can, however, be no assurance that a future product liability claim or series of claims that are not fully covered by insurance would not have an adverse effect on the Company's business or results of operations.

Exchange rate fluctuations can have a harmful impact on the Company's financial results.

The Company has operations in more than 80 countries throughout the world. As a result, a substantial portion of its assets, liabilities, revenues and expenses are denominated in various currencies other than the euro, principally the U.S. dollar, the British pound, the Swedish krona, the Japanese yen, and Latin American and Asian currencies. Because the Company's financial statements are denominated in euro, fluctuations in currency exchange rates could have a material impact on its reported results.

The Company's financial condition and results of operations could be adversely affected if the Company does not successfully mitigate risks associated with interest rate changes.

A substantial portion of the Company's investments, loans and borrowings bear interest on a non-fixed basis. Accordingly, changes in interest rates can affect the cost of these interest-bearing investments, loans and borrowings. The Company mitigates interest risk by financing noncurrent assets and a certain portion of current assets with equity, long-term liabilities and long-term borrowings with fixed interest rates. In the event that this strategy is not successful, the business, financial condition and operating results of the Company could be materially and adversely affected as a result of changes in interest rates.

Adverse stock market developments may affect assets of pension funds, causing higher pension charges and pension premiums payable.

The Company has a number of defined benefit pension plans, covering the majority of its employees. Plan assets principally consist of long-term interest-earning investments, quoted equity securities, and real estate. The performance of stock markets could have a material impact on the Company's financial statements as some 40 percent of plan assets are equity securities. The poor performance of the stock markets in 2001 and 2002 had a negative influence on the investment results of Akzo Nobel's pension funds, resulting in additional pension charges, pension premiums and payments to such funds. The pension charges in 2002 were EUR 80 million higher than in 2001, while pension charges for 2003 will be EUR 130 million higher than in 2002. Furthermore, the Company recognized an additional minimum unfunded pension liability of approximately EUR 1.8 billion (pre-tax), at December 31, 2002

A downgrading by credit rating agencies could result in higher financing costs or reduced availability of credit

At present the Company's long-term credit rating form Standard & Poor's is A-with a short-term rating of A-2. The current long-term credit rating from Moody's is A3 and their short-term rating is P-2. All ratings mentioned have a so-called "negative outlook" to them.
The present rating is 3 notches above the so-called high-yield zone. However, if the Company's rating, due to whatever circumstances would approach or enter the high-yield zone, this will not only result in increased financing cost for the Company, but could also reduce availability of credit, especially at commercially acceptable rates.

A security rating is not a recommendation to buy, sell or hold securities. The rating may be subject to revision or withdrawal at any time by the rating organization. Each rating should be valued independently of any other rating.

Because the Company conducts international operations, it is exposed to a variety of risks, many of them beyond its control, that could adversely affect its business.

Akzo Nobel is a global company with operations in Europe, North America, Latin America, Asia, the Middle East and Africa. In addition to general business risk and the risks described in this section, the Company's international operations are subject to a variety of potential risks including: political and economic instability, the risk of hyperinflation in some countries, currency and interest-rate fluctuations, lack of local business experience, difficulty in enforcing property rights, local security concerns, and language and other cultural barriers. In addition, changes in the tax laws of some countries where the Company does business can affect the Company's net income.

Item 4. INFORMATION ON THE COMPANY

Akzo Nobel is a corporation organized under the law of the Netherlands for an indefinite period. The principal executive offices of Akzo Nobel N.V. are located at Velperweg 76, 6824 BM Arnhem, the Netherlands. Its telephone number is +31 (26) 366 4433 and the fax number is +31 (26) 366 3250.
The E-mail address is ACC@akzonobel.com. Any correspondence regarding this Annual Report on Form 20-F should be directed to the Company Secretary.

The name and address of the person authorized to receive notices and communications from the U.S. Securities and Exchange Commission is:
  A. Jan A.J. Eijsbouts, General Counsel
  Akzo Nobel N.V.
  Velperweg 76, 6824 BM  Arnhem
  The Netherlands

  Copies to:
  Edwin D. Williamson, Esq.
  Sullivan & Cromwell LLP
  1701 Pennsylvania Avenue, N.W.
  Washington, D.C. 20006
  202-956 7505

OVERVIEW

Akzo Nobel is an international company that serves customers around the world with healthcare products, coatings, and chemicals.

Headquartered in the Netherlands, Akzo Nobel had activities in more than 80 countries and employed 67,000 people during 2002. Sales in 2002 were EUR 14.0 billion, with Pharma, Coatings, and Chemicals accounting for EUR 4.0 billion, EUR 5.5 billion, and EUR 4.6 billion, respectively.

In the pharmaceutical industry, Akzo Nobel is smaller than many of its competitors, but it has significant positions in products for female reproductive therapy and anesthesiology. Akzo Nobel believes that based on sales it is the largest coatings producer in the world; its products and markets vary widely from architectural paints in some countries to industrial and automotive coatings in others. In the chemical products industry, Akzo Nobel is a significant competitive factor in a number of markets, and on a global basis the Company competes with a number of larger chemical companies.

Demand for Akzo Nobel's products, particularly its chemical and coatings products, is generally reflective of the overall health of industry in Western Europe and the United States and is, except for certain Coatings activities, generally not seasonal in nature.

It is Akzo Nobel's objective to develop or acquire new and defend existing leading positions in its markets, while maintaining structural long-term profitability. In addition to its core business, the Company focuses on the development of new and improved products in major growth sectors that draw on the Company's technological and marketing know-how. The Company is pursuing expansion in Eastern Europe, South-East Asia and Latin America. Where the Company cannot achieve leading positions on its own, management may seek acquisitions, alliances or divestments, thus striving for structural, long-term increases in shareholder value.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Akzo was created in 1969, out of the merger between AKU N.V. ("AKU") and Koninklijke Zout-Organon N.V., and in 1994 it was renamed Akzo Nobel, after the merger with Nobel Industries AB ("Nobel").

AKU N.V. was founded in 1911 under the name of N.V. Nederlandsche Kunstzijdefabriek. Over the years this company grew into an international concern with interests in the field of cellulose fibers and, following the Second World War, synthetic textile and carpet fibers as well as industrial fibers. At the time of the 1969 merger, AKU's principal countries of operation were the Netherlands, Germany, the United States, the United Kingdom, Spain and several Latin American countries, where activities were often carried out through joint ventures with local partners.

Koninklijke Zout-Organon N.V. was set up in 1967 as a holding company in connection with the merger between Koninklijke Zout-Ketjen N.V. and N.V. Koninklijke Zwanenberg-Organon. Koninklijke Zout-Ketjen N.V. had interests in companies active in salt refining, basic chemicals, specialty chemicals and coatings. While these companies were mainly active in the Netherlands, they had built up major export positions at the time of the merger. N.V. Koninklijke Zwanenberg-Organon consisted of companies active in food/nonfood products and chemical products and of pharmaceutical companies producing brand-name drugs, nonprescription products and raw materials for the pharmaceutical industry.

Nobel was formed in 1984 through the merger of Bofors (established in 1646) and KemaNobel, founded in 1871. At the time of the merger with Akzo in 1994, Nobel was a leading European producer of chemicals (pulp and paper chemicals and surfactants) and coatings (paints for professional and consumer markets, industrial coatings and industrial products). Nobel had operations in more than 30 countries.

In July 1998, Akzo Nobel acquired Courtaulds plc ("Courtaulds"), an international chemical company with leading positions in high-tech industrial coatings and man-made fibers. Its best known brands, International Paints, Courtelle acrylic fibers, and Tencel(R), a new cellulosic fiber, were included in the acquisition. Courtaulds, which was founded in 1816 as a silk weaving company, pioneered the global man-made fiber industry at the beginning of the 20th century. In the 1960s Courtaulds acquired International Paint and Pinchin Johnson.

In November 1999, the Company acquired Hoechst Roussel Vet ("HR Vet"), the veterinary business of Hoechst AG. Through this acquisition, Intervet, the veterinary business of Akzo Nobel became a significant player in the veterinary business.

After the Courtaulds acquisition, the fibers operations of Akzo Nobel and Courtaulds were combined into a separate organization, named Acordis. At December 31, 1999, Acordis was sold to a newly established company. Akzo Nobel retained a 21 percent stake in this company.

In June 2001, Covance Biotechnology Services Inc (CBSI), North Carolina was acquired for EUR 223 million. Through this acquisition, Diosynth established the critical mass to play a leading role in the strongly developing biopharmaceutical market segment.

At the end of June 2001, the diagnostic business of Organon Teknika was divested to bioMerieux for EUR 334 million. In addition, the activities of the business unit Printing Inks were divested for EUR 75 million, effective October 31, 2001.

In April 2002, the Awlgrip(R) marine and aerospace coatings business was acquired for EUR 27 million.

At the end of June 2002, the Industrial Specialties business of Crompton Corporation, including operations in the United States, Europe and Asia, was acquired for EUR 96 million.

At the end of September 2002, the liquid pharmaceuticals manufacturing business Rosemont Pharmaceuticals Ltd in the United Kingdom was divested for EUR 102 million, and effective September 2002, Ferro's powder coatings businesses in the Americas and Asia Pacific were acquired for EUR 70 million.

B. BUSINESS OVERVIEW

Akzo Nobel has a two-layer organization, with the Board of Management as the highest executive authority. Operations are carried out in business units clustered in three groups on the basis of affinity between activities: Pharma, Coatings and Chemicals.

At the corporate level, key tasks are coordinated in the fields of strategy; finance and control; human resources; technology; legal affairs and intellectual property; communications; health, safety, and environment; information management; and risk and insurance management.

STRATEGY

Akzo Nobel is a diversified multinational group of companies. We focus on leadership positions in selected markets on the strength of our entrepreneurial spirit and Business Principles. We consider our diversity an asset, the real value of which lies in our organization philosophy of strongly decentralized operating companies, combined with optimal use of our financial power, cyclical resilience, and collective know-how. Concentrating on sustained growth, we strengthen our market positions through a targeted investment policy, complementary acquisitions and, if necessary, restructuring measures.

We continuously aim at striking a proper balance between overall size and the focus on our diverse activities. We strive to maintain strong growth in Pharma, further strengthen and expand our Coatings business-the world's largest in its industry-and concentrate on improving Chemicals' returns and cash flow. Our strategy is constantly being fine-tuned to optimize value creation, while a solid balance sheet structure and sound financial ratios are maintained.

Pharma
Pharma aims to continue its pattern of primarily organic growth, based on its strong commitment to R&D and its pipeline, which has created substantial value over the years. In addition, growth momentum will be supported by intensively pursuing opportunities for collaborations and product acquisitions. Our present portfolio enables us to exploit our extensive knowledge base, capitalize on our pipelines of innovative products, and harness critical mass in selected markets.

Actions
Our strategy is reflected in a double-digit average annual organic growth on an ongoing basis and an equally strong earnings gain over the last five years. Under a scenario of a temporary slowdown, we strive to bolster growth through new product launches-for example Arixtra(R) and NuvaRing(R)-from our pipeline. Simultaneously, cost cutting programs to safeguard our earnings level are implemented. Organon also moved its Executive Office to the United States, its most important market. Organic growth and acquisitions in the last few years have made Intervet the world's third largest supplier of veterinary products. Diosynth strengthened its position through CBSI acquired in 2001 and invested heavily in upstream and downstream processing capacity. In 2001 and 2002, Rosemont's generics activities in the United States and the United Kingdom were divested.

Pharma's long-term financial targets are a return on sales of around 20 percent and return on investment of 40 percent.

Coatings
Major acquisitions in the last few years, combined with organic growth, has lifted Coatings to the world's number one position. We aim to strengthen this position through further organic growth and bolt-on acquisitions. Growth in mature markets is expected to remain in line with GDP. Opportunities are in emerging markets and in technology switches often driven by environmental considerations. In the fragmented worldwide coatings market, we, as the world leader, only represent 8 percent. This market is in a process of consolidation, in which our global positions in many fields should enable us to play a leading role.

Actions
In line with this strategy, Coatings' expansion efforts and investments in Asia resulted in improved positions and strong growth, particularly in China. The acquisitions of Ferro's powder coatings businesses in the Americas and Asia, the aerospace activities of U.S. Paint, a marine and protective coatings factory in Korea, and U.S. Paint Yacht bolstered our positions in these areas. Major restructuring programs, including some divestments and plant closures, and strong efforts to reduce working capital are geared to lift profitability.

Coatings' long-term financial target is to achieve a 30 percent return on investment.

Chemicals
For Chemicals critical mass and leading positions in chosen segments are essential in the quite fragmented chemical industry. Our strategy is based on three cornerstones: concentrate on fewer growth areas, drive innovation, and inspire and develop our people. Our primary efforts focus on structural improvement of margins and cash flow through ongoing cost savings programs. Divestments, selective acquisitions, and generating sufficient cash flow to upgrade the portfolio are the leading principles. Growth efforts are directed at North America and Asia.

Actions
The acquisition of the Crompton Industrial Specialties business in the United States, Europe, and Asia and the start-up of a grassroots monochloroacetic acid plant in China represent two important steps to support Chemicals' leading positions in these areas. Base Chemicals strengthened its position in the German market by increasing its participation in ECI Elektro-Chemie from 50 percent to 100 percent. In order to improve performance and cash flow, extensive restructurings, including plant closures such as the Stade, Germany, salt plant, are being implemented, combined with a working capital reduction program.

Chemicals is targeting a return over the business cycle of 2.5 percent over the cost of capital, which corresponds to a return on investment of about 17 percent.

BUSINESS UNITS

The business units and their products (as at December 31, 2002) are summarized below:


PHARMA

Organon
- Brand-name prescription pharmaceuticals in the fields of contraceptives and infertility treatment, hormone replacement therapy (HRT) and osteoporosis, antidepressants and antipsychotics, antithrombotics and muscle relaxants.

Intervet
- Veterinary products: vaccines, antiparasitics, and antiinfectives, specialty products for pets and livestock, and feed additives for livestock, endocrinological fertility products, corticosteroids, antibiotics and anti-mastitis products.

Diosynth
- Complex active pharmaceutical ingredients based on chemicals and biochemical processes and generic medicines.

COATINGS

Decorative  Coatings
- Coatings for decoration and protection of architectural structures for professional uses and the do-it-yourself sector.

Industrial  Coatings*
- Liquid coatings for industrial application; aerospace coatings

Industrial  Finishes
- Coatings for industrial applications on wood and sheet metal (coil coatings)

Powder  Coatings
- Powder coatings for industrial application in architectural automotive, domestic appliance and other industrial markets such as coatings for pipes.

Marine & Protective  Coatings
- Antifouling and other high-performance coatings for the shipbuilding, ship repair and yacht markets; protective coatings and fire- retardant products for heavy-duty applications, such as on oilrigs.

Car  Refinishes
- Products and services for the automotive aftersales market and for commercial vehicles.

Industrial  Products
- Industrial adhesives, resin-impregnated paper, and expandable microspheres.

* As per January 1, 2003, the business unit Industrial Coatings has been dissolved. Aerospace activities have been transferred to Marine & Protective Coatings. Transportation Coatings were transferred to Car Refinishes.

CHEMICALS

Pulp and Paper Chemicals
- Pulp bleaching chemicals, notably sodium chlorate and hydrogen peroxide; wet-end paper chemicals, such as sizing and retention agents and wet strength resins.

Functional Chemicals
- Monochloroacetic acid and derivatives, such as carboxymethyl cellulose; methyl amines, choline chloride; ethylene amines; chelates; organophosphorus-based derivatives, notably flame-retardants for plastics and hydraulic fluids; carbon disulfide and thiocyanates; acid chlorides and lubrican chemicals.

Surface Chemistry
- Cationic, nonionic, and anionic surfactants for detergents, biocides, wood preservation, personal care, and industrial cleaners; cellulosic surfactants for paint and concrete; asphalt additives, viscose agents, animal feed additives and fatty acids.

Polymer Chemicals
- Initiators such as organic peroxides, metal alkyls, and Ziegler-Natta catalysts for the production of polymers, optical monomers and polymer additives.

Resins
- Synthetic resins for coatings and printing inks.

Catalysts
- Refinery catalysts, technology and related services; catalysts for the petrochemical industry and custom-made catalysts.

Base Chemicals
- Electrolysis products: notably chlorine, hydrochloric acid, methylen chloride, chloroform. Other products: sulphur products and dimethylether.

Salt
- High quality salts for food processing, consumer, agriculture, water softening, pharmaceuticals, electrolysis, de-icing and other industries.

Energy
- Supply of energy (cogeneration) and other utilities.



ACTIVITIES OF AKZO NOBEL

Industry segment information

Prior years have been restated for changes in accounting principles. Reference is made to "Item 5. Operating and Financial Review and Prospects - Changes in Accounting Principles".

Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructuring and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items.

Akzo Nobel's financial reporting and industry segment information consists of results from the following groups: "Pharma", "Coatings" and "Chemicals". The information presented below illustrates the relative importance of the individual groups.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Net sales           Operating income
                                                                                                        before nonrecurring* items
Millions of euros                                                                   2002     2001    2000    2002     2001    2000
-----------------------------------------------------------------------------------------------------------------------------------
Pharma                                                                             4,008    4,044   3,839     768     831     765
Coatings                                                                           5,521    5,591   5,568     465     426     447
Chemicals                                                                          4,598    4,604   4,740     344     340     445
Miscellaneous products, intragroup deliveries, non-allocated items and
eliminations                                                                        (125)    (129)   (144)    (85)    (26)    (16)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                             14,002   14,110  14,003   1,492   1,571   1,641
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

* Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructuring and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Nonrecurring* items    Operating income,
                                                                                                      after nonrecurring* items
Millions of euros                                                                   2002   2001  2000    2002    2001    2000
-----------------------------------------------------------------------------------------------------------------------------------
Pharma                                                                                21     41    (2)    747     790     767
Coatings                                                                              19    200    13     446     226     434
Chemicals                                                                             96    218    77     248     122     368
Miscellaneous products, intragroup deliveries, non-allocated items and
eliminations                                                                          (6)   (10)   (4)    (79)    (16)    (12)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                130    449    84   1,362   1,122   1,557
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

* Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructuring and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Property, plant and equipment
                                                                                 Identifiable assets  Expenditures  Depreciation
Millions of euros                                                                  2002   2001   2000 2002 2001 2000 2002 2001  2000
-----------------------------------------------------------------------------------------------------------------------------------
Pharma                                                                            3,195  3,333  2,964  297  317  214  152  148  146
Coatings                                                                          3,338  3,372  3,381  131  181  170  150  156  149
Chemicals                                                                         3,557  3,837  3,953  248  310  329  311  320  323
Miscellaneous products, nonallocated and eliminations, including cash and cash equivalents
                                                                                  2,208  1,808  1,736   13   14   12    9   11   13
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 12,298 12,350 12,034  689  822  725  622  635  631
Nonconsolidated comp.                                                               491    575    673
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                            12,789 12,925 12,707  689  822  725  622  635  631
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Percent (%) of total net sales and total operating income
--------------------------------------------------------------------------------------------------------
                                          Net sales         Operating income      Operating income
                                                          before nonrecurring*   after nonrecurring*
                                                                  items                 items
                                       2002   2001   2000   2002  2001   2000   2002    2001   2000
--------------------------------------------------------------------------------------------------------
Pharma                                  29    29     27      51    53    47      55     70      49
Coatings                                39    39     40      31    27    27      33     20      28
Chemicals                               33    33     34      23    22    27      18     11      24
Miscellaneous products and nonallocated (1)   (1)    (1)     (5)   (2)   (1)     (6)    (1)     (1)
--------------------------------------------------------------------------------------------------------
Total                                  100   100    100     100   100   100     100    100     100
--------------------------------------------------------------------------------------------------------

* Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructuring and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items.

Below a summary of the activities of each group is given. For more details on Akzo Nobel's activities, reference is made to "Business Review and Developments at Business Units". See Item 5 "Operating and Financial Review and Prospects" for a discussion on factors affecting comparability between periods.

Description of Pharma's business

Akzo Nobel's healthcare activities extend around the world. It engages in research, development, manufacturing, sales, and service in strategic areas of human and animal healthcare. These include prescription medicines, veterinary products, as well as complex active pharmaceutical ingredients.

Major Product Lines                   Key Products/Applications                              Competitive Position*

Prescription drugs,               -   Contraceptives, infertility treatment,                 - Among top four suppliers of hormonal
veterinary products, and              hormone replacement thereapy (HRT)                       contraceptives, second largest in
complex active pharmaceutical         and ostoporosis, CNS produts                             infertility products; among top five
ingredients.                          (antidepressants, antipsychotics),                       players in HRT; building up positions
                                      antithrombotics, and muscle relaxants                    in CNS and osteoporosis. World leader
                                                                                               in neuromuscular relaxation;
                                                                                               entering the antithrombosis segment
                                  -   Veterinary vaccines, and pharmaceuticals               - The third- largest world supplier
                                                                                               of veterinary products; leading
                                                                                               in veterinary vaccines
                                  -   Complex active pharmaceutical                          - Leading supplier of steroids and
                                      ingredients                                              synthetic peptides, strong
                                                                                               in heparins, oligosaccharides, and
                                                                                               biopharmaceuticals



* See the cautionary statements under introduction on pages 3 and 4.

Akzo Nobel's business unit Organon has an international reputation based on quality products and innovative R&D. It is among a very few international companies conducting research into contraception.

Sold as Desogen(R) in the United States, Marvelon(R) is one of the world's most prescribed contraceptive pills. However, sales of our oral contraceptives have been adversely affected by generic competition in the United States. NuvaRing(R), our contraceptive vaginal ring, was launched in the United States and Europe in 2002. The Company also produces fertility products and medicines for the treatment of menopausal complaints and, as innovator in the field of psychiatric drugs, is marketing a new-generation antidepressant (Remeron(R)). However, in December 2002 an unfavorable court ruling in the Remeron(R) case paved the way for our competitors to produce and distribute in the United States generic versions of this important Organon product.

Together with Sanofi-Synthelabo, the Company developed the new antithrombotic (pentasaccharide) Arixtra(R), which has been approved and launched in the U.S. and Europe. Arixtra(R) is currently approved for the prevention of thrombosis following hip and joint surgery. The process of hospital formulary approval for the introduction of Arixtra in the United States is time consuming. In March 2003, the FDA granted a six-month priority review for a supplemental new drug application for Arixtra(R) for Prophylaxis of deep venous thrombosis, which may lead to pulmonary embolism, in patients undergoing hip fracture surgery, including extended prophylaxis.

In the United States, additional data requests by the FDA regarding Variza(TM) (Gepirone ER) has delayed its registration.

Intervet focuses on the veterinary medicine market, with vaccines for cattle, pigs, sheep, horses, poultry, fish and pets, endocrine fertility products, corticosteroids and antibiotics, including injectors for treating mastitis and metritis. The acquisition of Hoechst Roussel Vet, in November 1999, complemented the product range with specialty medical products for both pets and livestock, and feed additives for livestock. Intervet has an international reputation and works closely with leading research institutes, universities, and other companies. In 2003, a new vaccine production facility near Kansas City is expected to be opened.

Diosynth is a leading manufacturer of complex active pharmaceutical ingredients, with production facilities in several countries. The company is active in biochemical extraction and purification, fermentation, industrial cell culture, and organic synthesis. Diosynth's main products are heparin, insulin, gonadotropic hormones, steroids, synthetic peptides, carbohydrates, and opiate analogs. Through the acquisition of CBSI, the Company believes that Diosynth now has sufficient size and products to play a leading role in the developing biopharmaceutical market segment.

In 2002, we also decided to enter the human vaccine business because it is a growth market and because we can benefit from our experience in vaccines and biotechnology in general. Based on doses, Intervet is the largest vaccine producer in the world and in terms of sales it is number five. The start-up business, Nobilon, will be housed in a new vaccine production facility in Boxmeer, which is scheduled to be operational in mid-2003. Nobilon will focus initially on human vaccines. Sales by Nobilon from its own products, however, are not anticipated until after 2007. In the interim, it is expected the facility will be able to produce certain vaccines for third parties.

The current research and development pipeline of Akzo Nobel Pharma is stated below. The content of the drug development portfolio will change over time as new compounds progress from research to development and from development to market. Owing to the nature of the drug development process, it is not unusual for some compounds, especially those in the early stages of investigation, to be terminated as they progress through development. The following is the current pipeline.

                               Products in the pipeline    (Phase II and later)
Project                        Application                  Phase

Human healthcare
Implanon(R)                    contraceptive implant        market              Europe
                                                            III                 USA
Org 33628                      contraceptive                II
Male contraception             contraceptive                II
Puregon(R) Pen(TM)             infertility                  market              Europe
                                                            filed               USA
FSH-CTP                        infertility                  II
Xyvion(TM)                     osteoporosis                 III
Andriol(R) Testocaps(TM)       male HRT                     filed               Europe
                                                            II                  USA
Variza(TM) (gepirone ER)       depression                   filed               USA
                                                            III                 Europe
Org 5222                       psychosis                    III
Org 24448                      psychosis                    II
Arixtra(R) new indications     thrombosis                   III/filed
SanOrg 34006                   thrombosis                   III
Org 39141                      rheumatoid arthritis         II



Veterinary products            Numerous new products (vaccines and
                               pharmaceuticals) in various stages of
                               development
Active pharmaceuticals         Many products, in general on a contract
ingredients                    manufacturing basis in the areas of
                               biotechnology, synthetic peptides and
                               pharmaceuticals steroids, in various stages of development

Explanatory remarks

Phase II                Determination of close and initial evaluation of
                        efficacy, conducted in a small number of patients.
Phase  III              Large comparative study (compound versus placebo and/or
                        established treatment) in patients to establish clinical benefit and safety.
Filed                   Marketing authorization application (Europe) or new drug
                        application (United States) filed with regulatory authorities.
Market                  The product is approved by regulatory authorities and
                        sold in the market.

Description of Coatings' business

Akzo Nobel is a leading producer of paints, finishes, stains, and synthetic resins for industrial applications, professional painters, and the do-it-yourself sector. Product areas are decorative/architectural paint, car refinishes, liquid and powder coatings for industrial use (on wood, plastics and metal), marine and yacht coatings, protective coatings, aerospace coatings, industrial and consumer adhesives and impregnated paper.



Major Product Lines         Key Products/Applications                                                    Competitive Position*


Coatings and related       - Coatings for decoration and protection of architectural structures         - Market leader in Europe
products                   - Industrial coatings such as powder coatings, coatings for wood, metal,     - World leader in selected
                             coil, and plastics, and non-stick coatings e.g. for construction and         markets
                             products for building components, automotive, aircraft, appliances, furniture, mirrors, cookware, and agricultural equipment
                           - Coatings for protection and decoration                                     - World leader
                             of hulls, interiors, and superstructures for ships and yachts; protective coatings and fire retardant products for large plants and offshore installations
                           - Car refinishes, finishes for passenger cars, commercial vehicles, and      - Among top three global
                             graphic products for decals                                                  suppliers
                           - Resin impregnated paper for surfacing of wood panels and flooring          - World leader in the
                                                                                                          noncaptive market
                           - Adhesives and resins for wood-based board, panels, furniture, floors,      - Leader in selected market
                             and doors.                                                                   niches





* See the cautionary statements under introduction on pages 3 and 4.

Akzo Nobel's global strategy for its coatings business is to extend leading positions in clearly defined product areas and specialist niche markets, which demand high levels of technical expertise and customer service. Major acquisitions in the last few years, combined with organic growth, lifted Coatings to the world's number one position. We aim to strengthen this position through further organic growth and bolt-on acquisitions. Growth in mature markets is expected to remain in line with GDP. Opportunities exist in emerging markets and in technology switches often driven by environmental considerations. In the fragmented worldwide coatings market, we, as the world leader, only represent 8 percent. This market is in a process of consolidation, and we believe that our global positions in many fields will enable us to play a leading role.

The Company supports the international initiative of Coatings Care(R)-a program for continuous improvement in Safety, Health, and the Environment-and is constantly seeking optimal ways to match the principles of eco-efficiency with those of high performance.

Within the field of decorative coatings, Akzo Nobel has a number of top-quality professional and do-it-yourself brands, which target national markets (e.g. Crown(R) (United Kingdom) and Flexa(R) (the Netherlands)), multinational markets (e.g. Nordsjoe(R) and Trimetal(R)) and truly international markets (e.g. Sikkens(R), Levis(R), and Sadolin(R)). The strength of these brands reflects the Company's color know-how and customer orientation, as well as the excellent performance and high environmental profile of its waterborne and high-solids paints.

Another prominent area is industrial coatings, especially volatile organic compounds ("VOC")-compliant waterborne paints, high solids, and powder coatings, which are used to beautify and protect metal, plastic, and wooden substrates. Applications range from home appliances to wooden furniture and heavy-duty goods vehicles. The Company is the market leader in powder coatings and is strong in industrial wood finishes, coil coatings, and plastic coatings.

The Car Refinishes business includes the car repair and commercial vehicles sector. With Sikkens(R), Akzo Nobel Coatings has been a world market leader for years, ensuring a fast, efficient, and top-quality result for every type of repair. Combined worldwide expertise enables it to develop new technologies and products of the highest quality continually. The Company also offers the equipment and expertise to go with these products, such as the revolutionary Automatchic system, which permits bodyshops to measure and match colors on the spot, or the CarInfo II system, which automates administrative processes in the bodyshop and produces a wealth of management information that can greatly improve bodyshop profitability.

The Company offers a wide range of VOC-compliant coatings and other products qualified by the world's major aircraft manufacturers and used for aircraft maintenance.

The Company is an international market leader in marine, yacht, and protective coatings for heavy-duty applications, such as oil rigs. The Company's tradename International(R) is well known all over the world. The Company supplies antifouling coatings that keep ships' and yachts' hulls free of barnacles, making it easier for them to travel through the water thereby saving fuel costs for owners. The Company also provides paints for ships' superstructures, such as Interfine(R), which transforms rust stains into colorless deposits.

Under the tradename Casco(R), the Company produces resin-impregnated papers for markets around the world. These are mostly used as decorative surfacing materials for kitchen cabinets, laminated floors, and furniture made from particleboard. In addition, the Company supplies adhesives and resins to the woodworking industry (for furniture, parquet flooring, and laminated beams). It also supplies world markets with Expancel(R) microspheres, additives that reduce the weight and improve the properties of printing inks, nonwoven fabrics, paper, polyester, and underbody coating.

Description of Chemicals' business

The portfolio of Akzo Nobel Chemicals is a mix of specialty, functional, and commodity chemicals based upon leading positions in selected segments of the chemical industry.

Major Product       Key Products/Applications                                                              Competitive Position*
Lines

Specification,     - Pulp bleaching chemicals and chemicals for the manufacture of paper and             - World leader in  pulp
functional, and      board; specialty resins for adhesives and polymer manufacturing; high performance     bleaching chemicals, and
specialty            separation products for pharmaceuticals                                               strong worldwide
chemicals                                                                                                  position in paper
                                                                                                           chemicals
                   - Functional chemicals such as chelates, micronutrients, flame retardants, animal     - Leading or strong
                     feed additives, PVC additives, and intermediates such as carbon disulfide,            worldwide positions
                     monochloroacetic acid, methyl amines and thylene amines
                   - Surfactants and fatty acids used in detergents, cleaning, and personal care, as     - Leading or strong
                     well as in asphalt poduction and the agro, oil, mining, and textile industries;       worldwide positions
                     cellulosic specialties as thickeners and additives for coatings, building materials, pharmaceutical products, food, mining and oil
                   - Polymerization catalysts such as organic peroxides, metal alkyls and custom         - Leading or strong
                     manufactured Ziegler-Natta systems for the polymer-producing industry; high-purity    worldwide positions
                     metal organics for the electronic industry, and intermediates for pharmaceutical products
                   - Resins for coatings and printing inks                                               - Leading in selected
                                                                                                           market niches
                   - Chlorine and caustic soda for industrial applications                               - Leading positions in
                                                                                                           Northwest Europe
                   - Salt for electrolysis, other chemical industries, food applications and consumer    - Leading position  in
                     use                                                                                   Northwest Europe, and
                                                                                                           global leader in vacuum
                                                                                                           salt
                   - Catalysts for the oil refining and chemical industries                              - Leading global supplier
                                                                                                           of the most extensive
                                                                                                           range of refinery
                                                                                                           catalysts


* See the cautionary statements under introduction on pages 3 and 4.

Akzo Nobel is a leader in environmentally compatible pulp bleaching chemicals, notably with sodium chlorate worldwide, and is strong in hydrogen peroxide. The Company is also a prominent producer of chemicals for the wet-end manufacture of paper and board, notably retention and drainage agents, wet-strength resins, and sizing agents.

The Company is the market leader in polymerization catalysts and additives for the processing and manufacturing of plastics worldwide. It produces organic peroxides for thermosetting and cross-linking applications, UV Cure Chemicals for the Graphic Arts, coatings and other industries, and polysulphide chemicals for the aerospace, marine and construction industries. The Company's catalysts are used in petroleum refining and petrochemical processes, and in hydroprocessing and fluid cracking catalysts, Akzo Nobel ranks among the top three suppliers of these products in the world.

In surfactants, Akzo Nobel is the market leader in cationic (fatty amine-based) surfactants in Europe and a major producer of non-ionic ethylene oxide-based surfactants. The Company also makes specialty cellulose-based rheology additives for paint and building applications.

Akzo Nobel is strong in functional chemicals. It is the world's principal producer of chelates, which deliver micronutrients to plants, and make organophosphorus-based fire retardants for plastics and hydraulic fluids. In addition, Akzo Nobel is a leading global producer of ethylene amines.

Akzo Nobel is the largest producer of salt for electrolysis in Northwest Europe, and manufactures high-quality evaporated salt with strong consumer brands such as JOZO(R). The production and electrolysis of salt both require a great deal of energy. By operating in joint ventures with Dutch electricity distribution companies, the Company is able to make use of combined heat and power (cogeneration). The Company has been active in cogeneration since the 1930s.

Akzo Nobel produces and markets specialty resins for the coatings and printing ink industries, including a broad range of alkyds, polyesters, melamines, acrylics, and waterborne products. End uses range from automotive coatings to industrial coatings for plastics, wood, and metal. The resins are used internally and are also sold outside the Company.

Other key products include monochloroacetic acid, in which the Company leads the worldwide market, as well as carboxymethyl cellulose, which serve as water-soluble thickening agents, and choline chloride, a food and feed additive.

In addition, the Company has established a strong presence, both globally and regionally, through joint ventures. Joint ventures include Flexsys, with Solutia (number one worldwide in the production of rubber processing chemicals).

GEOGRAPHIC DATA

Below, geographic information for Akzo Nobel is presented for net sales, operating income, identifiable assets and expenditures for property, plant and equipment.


--------------------------------------------------------------------------------------------------------------------
                      By region of destination          By region of origin            Operating income before
                              Net sales                     Net sales                    non recurring items*

Millions of euros    2002       2001       2000      2002      2001      2000      2002         2001         2000
--------------------------------------------------------------------------------------------------------------------
The Netherlands       816        720        787     2,662     2,533     2,214       191          219          360
Germany             1,084      1,052      1,064     1,051     1,070     1,134        78           82           83
Sweden                517        512        538     1,184     1,088     1,268        89           67           79
United Kingdom        963      1,036      1,052       911       924       966        13           38           55
Other European
  countries         3,951      3,964      3,879     3,016     3,266     3,025       654          712          558
USA and Canada      3,723      3,802      3,596     3,318     3,263     3,198       149          190          237
Latin America         767        917        944       506       660       704        99          104           91
Asia                1,513      1,429      1,466     1,064     1,039     1,132       161          113          122
Other regions         668        678        677       290       267       362        58           46           56

--------------------------------------------------------------------------------------------------------------------
Total              14,002     14,110     14,003    14,002    14,110    14,003     1,492        1,571        1,641
====================================================================================================================

* Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructuring and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items.


-------------------------------------------------------------------------------------------------------------------
                                                                   Expenditures for property,
                             Identifiable assets**                     plant and equipment
Millions of euros              2002         2001          2000         2002       2001     2000
-------------------------------------------------------------------------------------------------------------------
The Netherlands               2,618        2,595         2,860          197        235      156
Germany                         819          931         1,599           36         52       51
Sweden                          798          831           762           36         71       74
United Kingdom                1,134        1,365         1,198           25         36       56
Other European countries      2,210        1,842         2,017          136        104       96
USA and Canada                2,772        3,090         2,324          177        220      193
Latin America                   424          589           592           31         33       35
Asia                            838          859           865           41         54       35
Other regions                   306          345           308           10         17       29
-------------------------------------------------------------------------------------------------------------------
                             11,919       12,447        12,525          689        822      725
Eliminations and cash and
  cash equivalents              379          (97)         (491)
Nonconsolidated
  Companies                     491          575           673
-------------------------------------------------------------------------------------------------------------------
Total                        12,789       12,925        12,707          689        822      725
===================================================================================================================

**Prior years have been restated for changes in accounting principles.
  Reference is made to "Item 5. Operating and Financial Review and Prospects - Changes in Accounting Principles".

See Item 5 "Operating and Financial Review and Prospects" for a discussion on factors affecting comparability between periods.

INSURANCE

Akzo Nobel's insurance policy is part of a general risk management philosophy emphasizing the importance of creation of risk awareness throughout the entire organization and promotion of loss control efforts. Risk finance, normally in the form of insurance, is seen as a last resort to provide financial coverage for mainly catastrophe-like events. Events of frequent nature with limited financial effect are self-insured with the use of 100-percent-owned captive insurance companies.

The limits of insurance are based on loss scenarios as well as normal practice in Akzo Nobel's type of industry. For property damage/ business interruption as well as for general product liability, the current exposure retained in the captive insurance arrangements is limited to EUR 11 million per event with an aggregate retention for the whole of EUR 150 million over a five-year period. When losses exceed these retentions, external insurers will provide coverage from a deductible level of EUR 0.5 million.

The maximum amount of loss covered by external insurers is EUR 565 million for property damage/ business interruption and EUR 656 million for general product liability for the 5-year-period ending December 31, 2003.

HUMAN RESOURCES

Akzo Nobel's decentralized two-layer organizational structure supports its ambitions and offers the Company's employees broad scope and responsibility in various disciplines, permitting them to develop their talents at an early stage of their careers. Akzo Nobel provides opportunities and resources; employees can use these to develop their skills and to be ready for change even before it becomes a necessity.

RESEARCH AND DEVELOPMENT

In 2002, R&D expenditures amounted to EUR 912 million, up 8 percent from 2001. The main driver continued to be Pharma, which accounted for 66 percent of Akzo Nobel's total R&D expenditures. Total R&D staff increased from 6,900 at year-end 2001, to 7,200 at year-end 2002.

In all of our activities we want to be in the forefront through ambitious R&D, exploring and innovating and always striving for optimization, sustainability, and profitable growth.

----------------------------------------------------------------------------------------------------------------------------
              EUR million          % of sales
            2002       2001      2002      2001
----------------------------------------------------------------------------------------------------------------------------
Pharma       600        535        15        13         In 2002, R&D expenditures were up 8% from the previous year, primarily
Coatings     166        160         3         3         reflecting Pharma's stepped up efforts.
Chemicals    135        142         3         3
----------------------------------------------------------------------------------------------------------------------------

R&D SPEARHEADS

Pharma
Discovering innovative therapies

In the last decade, the rapid pace of technological progress and scientific discovery has brought about a radical revolution in industrial drug discovery. With the human genomic map virtually completed, the expectation is that diseases and their genetic causes will be better understood. This may lead to novel drugs affecting target receptors with hitherto unknown mechanisms of action. High-throughput screening of chemical structures in many recombinant receptor assays has further increased the possibilities. Worldwide, innovative pharmaceutical R&D is now facing the next challenge of finding connections between the new, unknown targets and clinical practice. To that end, industrial and academic scientists are teaming up to design new experimental methods in clinical and animal pharmacology.

Organon R&D, too, is endeavoring to fully apply these new technological developments and discover innovative therapies in its areas of interest: contraception, infertility, osteoporosis, psychiatry, muscle relaxants, pain management, and cardiovascular and immunological disorders. It is essential to identify innovative drug candidates and keep Organon's drug pipeline well filled in alliance with specialized companies and academic groups.

In a market where success is determined by broad and high quality product ranges for various animal species, R&D is of utmost importance to Intervet. R&D is conducted in two departments: one for vaccines and one for pharmaceuticals. High-tech biotechnology is applied to develop state-of-the-art antigens for vaccination. To further improve vaccines, the basic mechanisms of immune stimulation are being explored. In the pharmaceuticals department, Intervet not only develops existing human drugs for use in animals, but also new drugs for parasitic and bacterial diseases exclusively for animals. Advanced techniques such as genomics, proteomics, and bioinformatics are fully integrated in Intervet's pharmaceutical R&D. R&D is further bolstered by teaming up with government institutes and universities all over the world.

Process optimization and upkeep of chemical and biochemical synthesis routes, biochemical extractions, and production of recombinant biologicals constitute the main efforts of Diosynth R&D. Additionally, new processes are being explored to secure the supply of bulk strategic starting materials.

In 2002, a new business entity, Nobilon, was set up to exploit the synergy potential of biotech expertise available within the Pharma business units. Currently, business opportunities are being evaluated which may lead to an entry into the human vaccine field.

Coatings
Environmental adaptation and improved performance

The two main drivers for Coatings R&D are environmental adaptation and improved performance, including the ability to provide new beautiful colors, outstanding durability, and faster and easier application.
During 2002, the R&D efforts yielded several new frontline proprietary technologies related to:
- the use of daylight in the paint curing process;
- antifouling coatings based on new chemistry;
- curing catalysts that are latent in the paint but are activated by moisture or light after paint application;
- new high performance polymers for water-based, solvent-free, and high-solids systems;
- improved thin layer powder technology; and
- faster and more efficient pigment evaluation, which is crucial for color matching and recipe evaluation.

The projects are undertaken by the individual business units in different geographic locations. Several of the projects involve customer, supplier, or university cooperation. The resulting technology base is made available to the entire Coatings group.

Chemicals
Continuous upgrading of core technologies

For each business unit within Chemicals the preservation and continuous upgrading of its core technologies are essential to secure competitive market advantages. This requires the approach to be both customer and application oriented and implies an appropriate balance in its technology program between short-term and long-term innovation goals. An important driver for the technology program is sustainability of both current and future operations and products.

State-of-the-art R&D resources, embedded in the individual business units, are instrumental in executing the technology program. R&D units are established in all major markets.

In order to access, explore, and exploit the latest technologies originating from the scientific world, business units also operate in shared development platforms, often including university partners. These efforts are assisted by Chemicals group centers of excellence. Typical issues studied in these platforms are:
- reduction of energy and raw material consumption by applying front end separation technology;
- waste and energy reduction using modern solid catalysts;
- closed loop production through process intensification;
- low energy routes to high quality emulsions;
- more stable and safer processes by application of control room simulation;
- prospects of nanochemistry, and;
- shortening time to market and/or time to production by high throughput experimentation.

ENGINEERING

Akzo Nobel Engineering (AE) is globally active in improving the competitive position of its business partners by contributing added value through integral engineering solutions. AE is involved in major capital investment projects, particularly at Chemicals and Pharma, and achieves a substantial part of its sales outside of Akzo Nobel by supplying valuable expertise to steady business partners, mainly in the fields of chemicals, paper and fibers. AE delivers a sound technological and financial contribution to Akzo Nobel.

HEALTH, SAFETY AND ENVIRONMENT ("HSE")

Concern for health, safety, and the environment is an integral part of Akzo Nobel's business policy. Akzo Nobel actively supports the guiding principles of the Business Charter for Sustainable Development of the International Chamber of Commerce, the Responsible Care(R) program of the chemical industry, and the Coatings Care(R) program of the paint and printing ink industry. At the end of the year a new Corporate Policy Statement on HSE was issued, now including a paragraph on our emphasis on Product Stewardship.

The Company has designated five parameters which have been translated into specific targets for the operational plans.


--------------------------------------------------------------------------------
                                            2001         2002      2005 Targets
--------------------------------------------------------------------------------
Frequency Rate Lost Time injuries (LTI)
per 1 million hours worked                   3.6          3.0               2.5
Total Illness Absence Rate (TIAR) in %       2.7          2.6               3.5
Chemical Oxygen Demand of discharge
to surface water, in tons                  4,000        3,600             3,000
Volatile Organic Compounds (VOC)
emission to air, in tons                   6,300        5,700             4,000
Nonreusable waste, in tons               126,000       97,000           115,000
================================================================================


Coatings and Pharma have improved their safety performance, whereas Chemicals remained stable at its relatively good level. The Frequency Rate for Akzo Nobel as a whole therefore has dropped compared to the previous year, although it is still above the target of 2.5. This improvement is, regrettably, overshadowed by a total of five fatalities in work-related circumstances.

The Total Illness Absence Rate (TIAR) is already below the target set for 2005. We now focus our attention on improvement for those sites where the TIAR is still above 3.5.

Despite several acquisitions in 2002, all the values for the environmental parameters have dropped compared to last year; we have confidence that we will meet the 2005 targets.

Our latest Corporate Directive requiring implementation of a Product Stewardship Management System by 2003 has already initiated many projects. Examples of the approach some Akzo Nobel business units have adopted can be found on our internet site. Pharma has taken an advanced approach toward Product Stewardship by concentrating on Issue Management, resulting in action plans that have been launched early in 2003 at all three Pharma business units.

SECURITY

Akzo Nobel pays continuous attention to security with the main objective to provide a secure environment for employees, contractors, temporary staff, visitors, and neighbors. As an example of these efforts, Akzo Nobel's Chemicals operations in the United States play an active role in the development of guidelines for the Chemical Industry aimed at improved security on sites and during transportation. These guidelines form an integral part of the Responsible Care(R) program, which Akzo Nobel endorses.

BUSINESS REVIEW AND DEVELOPMENTS AT BUSINESS UNITS

For financial details on acquisitions or divestments, reference is made to Note 2 of the Notes to the Consolidated Financial Statements.

PHARMA

Business review

Pharma's three business units each focus on a different segment of the pharmaceutical industry. Organon is our human pharmaceutical business. Diosynth concentrates on the manufacturing of active pharmaceutical ingredients for Organon and for third parties as well. Intervet specializes in veterinary drugs and vaccines. In 2002, Nobilon was established as a new activity into the areas of human vaccines and biopharmaceuticals.

A number of factors in the pharmaceutical business environment made 2002 a very challenging year. Competition from companies that produce generic drugs became much more aggressive both in the courts and in the marketplace, while the hurdles to obtaining new product licenses increased in Europe, the United States, and Japan. The economic situation in Latin America and elsewhere contributed to the turbulent and complex business situation.

Akzo Nobel Pharma was not immune to these difficulties. In late December 2002 an unfavorable court ruling in the Remeron(R) case paved the way for our competitors to produce and distribute in the United States generic versions of this important Organon product. In Japan, our product licenses for Remeron(R) and Xyvion(TM) were delayed by the regulatory authorities. In the United States, additional data requests by the FDA regarding Variza(TM) (gepirone ER) delayed its registration as well. Aside from these developments, Intervet and Organon were also adversely affected by the depressed economic situation in Latin America. The weaker U.S. dollar had a EUR 61 million negative influence on Pharma sales as compared to 2001.

Despite these adverse conditions and higher pension costs, we were able to maintain Pharma's operating income at a level of EUR 768 million (2001: EUR 831 million). We remain confident of our capabilities and business plans. In 2002, we significantly increased R&D spending and invested in the launch of two new products, Arixtra(R) and NuvaRing(R). Arixtra(R) is a novel pentasaccharide drug used to prevent thrombosis following certain surgical procedures such as orthopedic operations. The product has been developed and is marketed in conjunction with our partner Sanofi-Synthelabo. NuvaRing(R) is an intravaginal ring which releases a minimum amount of drug to prevent conception. We believe that its unique features make it an attractive alternative to oral contraceptives or contraceptive patches.

Pharma's capital expenditures were nearly twice the amount of depreciation. These expenditures included major investments in GMP (Good Manufacturing Practice) production facilities, laboratory improvements, and the completion of the new Organon headquarters.

For several years now the Pharma group has been divesting noncore businesses in order to focus on ethical pharmaceuticals. The last step in this process was the sale of Rosemont, a company in the United Kingdom specializing in generic, liquid, orally taken drugs.

The unfavorable ruling in the Remeron(R) patent case is likely to decrease sales of the product in the United States. The EU patent is secure until 2004. Steps were taken in 2002 to mitigate the impact of this patent expiration on operating income. Further cost-saving measures are planned for 2003 to limit the financial impact.

Recent investments in downstream processing capacity at our Oss, Netherlands site provided Diosynth with a very competitive base to grow within the a commercially ttractive biotechnology production segment. Diosynth continues to attract major pharmaceutical companies as well as biotech start-ups as customers for its process development and active pharmaceutical ingredients (API) production businesses.

During 2002, Intervet faced the challenge of the downturn of the economy in Latin America, which is an important market for cattle and poultry production. Compared to 2001, sales in the United States were flat in dollar terms, with volume up slightly. A one-time inventory write-off also adversely impacted operating income. In 2003 a new vaccine production facility near Kansas City is expected to be opened. In 2002, a new virology R&D building was opened at Boxmeer, the Netherlands, and the Pharmaceutical R&D facility in Schwabenheim, Germany, became fully operational. We believe that Intervet is now in a good position to continue its course of sustained growth in the veterinary market.

In 2002, we also decided to enter the human vaccine business because it is a growth market and because we can benefit from our experience in vaccines and biotechnology in general. Based on doses, Intervet is the largest vaccine producer in the world and in terms of sales it is number five. The start-up business, Nobilon, will be housed in a new vaccine production facility in Boxmeer, which is scheduled to be operational in mid-2003. Nobilon will focus initially on human vaccines. Sales by Nobilon from its own products are not anticipated until after 2007, however. In the interim, the facility can produce certain vaccines for third parties.

Developments in the Pharma business units

Organon - Prescription drugs
Sales 2002: EUR 2,593 million; 2001: EUR 2,504 million

Despite a turbulent 2002, Organon was able to maintain 5 percent ethical drug sales volume growth. Higher selling and distribution expenses, increased spending on key development projects, and substantial currency translation effects, however, resulted in an operating income that was slightly below the previous year's level.

We achieved sales growth in both Europe and the United States, the two largest pharmaceutical markets in the world. The weakening of the U.S. dollar and other currencies, increased generic competition for our Mircette(R) oral contraceptive, and the launch costs associated with our NuvaRing(R) contraceptive vaginal ring and Arixtra(R) antithrombotic slowed sales growth.

Growth momentum was preserved in 2002 through sustained investment in our existing products, continued support of our strong R&D pipeline, precise cost containment efforts, and an ongoing commitment to strategic alliances. These actions contributed to Organon's transformation into a more agile and responsive global organization. Organon achieved several significant milestones in 2002, including record sales of its antidepressants Remeron(R) and Remeron SolTab(R), the introduction in the United Sates of NuvaRing(R) and Arixtra(R) and the relocation of Organon's International Headquarters from Oss, the Netherlands, to Roseland, New Jersey, in September 2002. On a more negative note, we were confronted at the end of 2002 with the unfavorable court ruling on Remeron(R) in the United States.

To help achieve Organon's growth objectives, we took specific measures designed to improve both operation efficiency and financial performance. We announced the restructuring and reduction of the U.S. field sales force, while in Japan staff numbers will also be reduced, primarily through early retirement.

The pharmaceutical industry is facing challenges from competition by producers of generic drugs, while at the same time demands for additional drug efficacy and safety data are being made by various public and government bodies. To help meet these challenges a more global approach to the business is required.

Organon is well on its way toward becoming a truly global business. The relocation of our headquarters to the United States is more than a symbolic step. It places us at the center of the most dynamic, competitive, and R&D intensive environment in the world. Organon is taking advantage of its international strengths in its ongoing search for new development and marketing alliances.

Sales development of the main product groups was as follows:
- Central Nervous System           + 11%       to EUR 800 million
- Contraception                     - 3%       to EUR 521 million
- Infertility                       + 5%       to EUR 402 million
- Hormone Replacement Therapy       + 5%       to EUR 330 million
- Hospital pharmaceuticals          + 3%       to EUR 282 million

The top four product groups accounted for EUR 2,053 million in sales in 2002 and represented 79 percent of total sales. Sales of Remeron(R) (antidepressant) were at an all-time high, up 14 percent to EUR 717 million. Sales of Marvelon(R)/Mercilon(R)/Mircette(R) (oral contraceptives) declined 12 percent to EUR 380 million. Puregon(R)/Follistim(R) (infertility) sales increased 8 percent to EUR 356 million. Sales of Livial(R) (hormone replacement) gained 12 percent to EUR 208 million.

Headcount increased by 500 to 13,300 in 2002.

February 2002 saw the U.S. launch of the antithrombotic Arixtra(R) by Organon and our joint venture partner Sanofi-Synthelabo. Initial sales took off slowly due to existing long-term contracts for competing drugs and the inherent inertia of the hospital formulary system. Arixtra(R) is currently approved for the prevention of thrombosis following hip and joint surgery. Planned label expansions are expected to drive sales growth considerably.

In July 2002, we launched the contraceptive ring NuvaRing(R) in the U.S. market. Corresponding launches are now underway in several European countries. Organon's other novel form of contraception, Implanon(R), a single rod contraceptive implant, is now being marketed in 15 European countries, Asia, Latin America, and Australia.

The pharmaceutical industry grows and remains vital through successful research and development programs. At Organon we are committed to improvements in the R&D process that ensure more effective utilization of our R&D assets and people. We seek to increase productivity while maintaining the required balance between efficiency and quality needed to meet our R&D objectives.

At Organon we understand that R&D productivity is not directly proportional to R&D budget or staff size. Essential factors to R&D success, like creativity and the desire to succeed, are independent of size. We believe that our focus, process efficiency, and talent management are relatively more productive, compared to many of our larger competitors. This gives us confidence that we will be able to maintain an attractive R&D pipeline and continue Organon's path toward increasing growth over the long run.

A new antipsychotic drug, Org 5222 has entered Phase III of clinical development. It has a promising pharmacological profile compared to drugs currently prescribed for that condition.

Product formulations for a new male contraceptive concept are being evaluated in Phase IIb trials as part of a joint development with Schering AG (Germany). A new estrogen-free female contraceptive is in Phase II testing as well. Organon's CNS pipeline (antidepressants, antipsychotics) includes several Phase II projects. All in all, we believe that our pipeline is promising, while we continue to push for greater R&D productivity.

For Arixtra(R), studies are in progress to expand the number of thrombotic indications for which it is approved, for example, treatment of venous and arterial thrombosis. Research is also in progress on SanOrg 34006, a new compound in our synthetic antithrombotic line to prevent and treat long-term venous and arterial thrombosis.

At Organon we realize that we cannot rest on past performance success if we are to meet the challenges ahead, but we can continue to build upon the strengths that brought us to where we are today. We will put resources to work defending and growing our market share in the female health market, including contraception, infertility treatment, and hormone replacement therapy, and maintaining our market share in depression and anesthesiology. We also plan to continue our investments in the atherothrombosis, psychosis, and osteoporosis areas, while working to expand our competencies in the areas of rheumatoid arthritis and pain management.

We are taking operational steps that we believe will make us a more customer friendly and focused company. In this context we moved from a six-region to a four-region sales organization and plan to develop functional marketing support at both the clinical and commercial development levels. Organon will continue to focus on the basics in business, managing all business processes, including manufacturing and inventory, in an effort to ensure the best possible outcome.

Intervet - Veterinary products
Sales 2002: EUR 1,081 million; 2001: EUR 1,096 million

Every day, throughout the world, hundreds of thousands of animals are treated successfully with Intervet veterinary products. Intervet takes a diversified approach to mirror the highly fragmented veterinary market, focus research on emerging regional needs, and properly address local markets.

Key activities in 2002 included continued business consolidation and streamlining the company structure. Intervet's excellent global coverage and its broad range of products for farm and companion animals put the company in a strong position to weather the stagnation in the veterinary market and partly compensate for the challenging market conditions in some parts of the world. Nevertheless, operating income was lower, also due to some inventory write-off.

Intervet's efforts to optimize value creation are driven by innovation and application of state-of-the-art technology. Annual investment in R&D exceeds 10 percent of sales, and more than 15 percent of Intervet's total workforce is engaged in R&D activities. In 2002, a new project management system for R&D was implemented, creating an information interface for all functions involved in the development of new products.

In April 2002, after a 15-month construction period, modern virology research facilities were opened at the Boxmeer site in the Netherlands. Intervet's strategy focuses on the development of proprietary antiparasitic drugs and new antiparasitic vaccines. The modern pharmaceuticals research facility in Schwabenheim, Germany, is now completely staffed and fully operational for further expansion of R&D activities. The transfer of the research activities from Vienna, Austria, to Schwabenheim was completed in 2002.

With its newly developed foot-and-mouth disease (FMD) diagnostic tool, Intervet permits a new and comprehensive approach to combating FMD in Europe. In addition, the World Organization for Animal Health (OIE) has adopted a number of important changes to its provisions on FMD, especially in relation to vaccination.

Intervet must respond quickly to a fast-changing, highly competitive environment. For marketing purposes, extensive knowledge management databases have been launched to connect those involved in the global marketing process.

The global rollout of the customer-oriented ordering and forecasting system introduced in 2001 was successfully finalized in June 2002. A major logistics and manufacturing initiative was started to design and implement the next generation of business system platforms within Intervet's larger subsidiaries.

The construction of a state-of-the-art facility at the De Soto, Kansas, site was completed on schedule in the fall of 2002. Regional R&D, distribution and administrative activities have already begun at this Mid-West center. Production is expected to come on stream by mid-2003 after finalization of the validation phase. The addition of a molecular laboratory in the United States in 2003 will enable researchers to take novel approaches in the development of new generations of existing products and develop products for new diseases for which conventional technology is inadequate.

Diosynth - Complex active pharmaceutical ingredients
Sales 2002: EUR 529 million; 2001: EUR 488 million

Although the decline of the world economy also impacted the pharmaceutical industry, Diosynth again registered a strong performance, both in sales and operating income. Compared to the previous year, sales showed an increase of 8 percent, while operating income was also clearly ahead. It should be noted that a direct comparison of results for Diosynth between 2002 and 2001 is impacted by Diosynth's focus on strategic shift, as is reflected by the divestment of Rosemont Denver (Colorado) in August 2001, the divestment of Rosemont Leeds (United Kingdom) in September 2002, and the acquisition of the former U.S.- based Covance Biotechnology Services Inc. (now called Diosynth RTP, Inc.) in June 2001. Excluding these divestments and acquisitions, Diosynth still shows satisfactory sales and earnings gains, making 2002 a very good year for the business unit.

In 2002, we spent much energy on the integration of Diosynth RTP and the corresponding biotech activities in Oss, the Netherlands. As far as business activities are concerned, integration has now been completed. Technical and market integration should be completed in 2003, once the new Upstream Processing plant (Diosource, Oss) has become operational.

For our chemical activities we are looking into possibilities of extending our production, as capacity constraints are limiting further growth for this strongly performing product group.

COATINGS

Business review

The aim of our Coatings group remains to grow and strengthen our world leading positions through a combination of organic growth and selective bolt-on acquisitions. We will continue to play a leading role in the consolidation of the still fragmented world coatings market in which we, as world leader, have only 8 percent market share.

Since growth in the (mature) industrialized markets is limited to around GDP, most of our efforts are geared toward emerging markets, especially Asia. In 2002, we increased ownership in our marine coatings joint venture in Korea to 60 percent, commissioned a powder coatings facility in Vietnam and a coil coatings facility in Suzhou, China, inaugurated the newly built Car Refinishes Research center in Bangalore, India, and formed a 65 percent-owned decorative coatings joint venture in Indonesia. Furthermore, we are building another two grassroots wood coatings sites in China and are investing in a nonstick coatings facility in Dongguan City. During the year, we opened our first decorative coatings factory in Moscow as well as a new building adhesives factory in Germany.

We again stepped up our R&D efforts: expenditures rose 4 percent to EUR 166 million, reaching for the first time 3.0 percent of sales. The 2002 Akzo Nobel Coatings Award for the most promising technical innovation went to Car Refinishes for a new UV-A light assisted curing technology in two-component paint products. We started preparing for the construction of a new Car Refinishes Research Center in Pontiac, Michigan, and an extensive renovation of our worldwide Marine and Yacht research and product development facilities in Felling, United Kingdom.

During the year, Crazy Car Colours(R)-a unique, patented temporary finish-was introduced. This finish can be removed easily with warm water without damaging the original surface. The Decorative Coatings "Disney* Home Color" concept, using Disney's famous cartoon figures as a basis for an innovative color approach in designing children's rooms, was awarded during the DIYTEC 2002 Fair in Cologne, Germany.

Car Refinishes created a new Accident Management Services (AMS) unit, aimed at providing comprehensive accident management services to insurance companies, bodyshops, and fleet owners, facilitating damage settlement within the total repair chain.

In 2002, we continued our selective bolt-on acquisition strategy by acquiring the Awlgrip(R) marine and aerospace coatings businesses, the high performance specialty paint businesses of Plascon, United Kingdom, car paints distributors in France and Finland, several decorative paint distributors in Germany, Switzerland, and the Benelux, and by increasing our shareholding in the Greek decorative coatings joint venture Vivechrom to 76 percent. We also strengthened our position in the Korean marine coatings market by acquiring the Chilseo manufacturing site and at the same time increasing our shareholding in the marine coatings joint venture IPK to 60 percent. By acquiring the Ferro Powder Coatings activities in the Americas we were able to resolve a major strategic gap. Moreover, we fortified our global leadership position in powder coatings with the Ferro businesses in Korea and China, the formation of a 50 percent joint venture in Mexico, and the expansion of our powder coatings activities in Italy.

Sales of EUR 5.5 billion were basically flat compared to 2001. Despite difficult economic circumstances and increased pension costs in 2002, we have been able to realize a quantum leap in performance through tight cost control on all fronts, while some of the effects of the far-reaching restructuring programs initiated by mid-2001 and accelerated during 2002 materialized.

Coatings' operating income before nonrecurring items of EUR 465 million was up 9 percent from 2001. Return on sales increased to 8.4 percent, against 7.6 percent in 2001. Return on investment, met the 20 percent threshold; 20.0 percent compared to 18.1 percent in 2001. Operating working capital (on a quarterly moving average basis) dropped from 24.8 percent to 23.0 percent of sales, while capital expenditures of EUR 131 million were only 87 percent of depreciation.

Developments in the Coatings business units

Decorative Coatings
Sales 2002: EUR 1,915 million; 2001: EUR 1,875* million

Decorative Coatings Europe and Decorative Coatings International serve the professional and do-it-yourself markets. Major brands include Sikkens(R), Sadolin(R), Crown(R), Astral(R), Marshall(R), Trimetal(R), Nordsjoe(R), Levis(R), Herbol(R), Vivechrom(R), and Flexa(R). The leading building adhesive brand is Schoenox(R).

* Adjusted for regrouping of activities

Decorative Coatings Europe

Operating income for Decorative Coatings Europe in 2002 was better than in the previous year. On a comparable basis, income improved considerably on the previous year, despite a mixed season for outdoor painting. This favorable performance was primarily attributable to our continued efforts to improve the quality of the business, supported by a beneficial price development for several key raw materials during most of the year. By implementing a number of restructuring projects, we reduced operating costs and invested capital. During the year we acquired Plascon in the United Kingdom and Ireland as well as a number of paint merchant outlets in Germany.

Retail and Trade showed strong progress, and Specialties maintained good profitability in the face of a slowdown in the construction of new buildings in a number of countries.

We assigned high priority to adding value for our customers and transferring best practices. Our R&D strongly focuses on creating innovative products and improving their environmental performance. We set up test markets for a new generation of waterborne products and systems and devoted R&D efforts to a further reduction of VOC (volatile organic compounds) emissions. The first pilot of the future new tinting machine for points of sale was set up in preparation for a general rollout in the years to come. The Retail organization won the Innovation Award at the DIYTEC 2002 Trade Show in Cologne, Germany, for the Disney(R) Home Color product range. This range will be introduced in several European countries. With the acquisition of Plascon in the United Kingdom and Ireland we gained an attractive portfolio in specialty paints with further add-on potential for other European markets through our existing channels.

We also bolstered our strong European brand positions by making additional marketing efforts in a number of countries including Spain, where a TV commercial starring former soccer player Johan Cruijff and his son Jordi supported a relaunch of our Bruguer(R) brand.

Decorative Coatings International

Despite the difficult economic climate in countries like Turkey and Argentina, we registered satisfactory gains in operating income. Our niche concepts in the United States and in Argentina (wood care products) proved successful, bringing further growth in sales and earnings compared to the previous year. On a more negative note, good progress and performance in Brazil were offset by the devaluation of the real. We achieved double-digit volume growth in our growth markets in Asia (China, Vietnam, and Indonesia where a new Jakarta-based joint venture was established) as well as in Russia and Ukraine. Our new factory just outside Moscow, which opened in June 2002, successfully produced its first batches of paint. Our facilities in Hungary and Poland, where we are the number two paint producer, will serve as platforms for further expansion in Eastern Europe. We achieved volume and earnings gains for our European building adhesives. A new production plant for powder-based tile adhesives and leveling compounds was opened in Germany during the year. In a move to reduce costs and concentrate resources, we moved the laboratories for liquid adhesives from Sweden to Germany.

Our North African operations in Morocco and Tunisia continue to deliver good returns. We set up one head office in Casablanca and rationalized production and warehousing activities. Rationalization efforts in Morocco will be finalized in 2003.

The Paccess supply chain project, which offers huge potential savings through more efficient electronic handling, has been implemented in a number of operations.

We are continuing our product stewardship efforts, which mainly focus on lead, chromates and APEO (alkylphenol polyethoxylate).

Industrial activities
Sales 2002 EUR 1,718 million; 2001: EUR 1,667* million

In 2002, Akzo Nobel's industrial coatings activities included three global business units: Industrial Coatings, Industrial Finishes, and Powder Coatings. In order to achieve the best possible synergies it was decided to dissolve Industrial Coatings with effect from January 1, 2003, and to transfer the activities to the other Coatings business units.

* Adjusted for regrouping of activities

Industrial Coatings

2002 was another year with weak market conditions in the United States and Europe, while business activities in Asia Pacific increased considerably. Operating income ended below the 2001 level.

Transportation Coatings continued implementing its restructuring program in Europe. In line with this program, production is being concentrated in a limited number of sites. Product development efforts led to substantial improvements in product ranges, and a license agreement for ED (Electro Deposition) primers was concluded with Japanese Kansai Paints. The start-up of the activities in India showed satisfactory progress.

Specialty Coatings drastically restructured its product portfolio, focusing on Non-Stick Coatings, Specialty Plastics, and Mirror and Building Components. During the year, we divested General Industrial activities in the United States, France, Scandinavia, and Poland. We also announced plans to establish a Non-Stick production unit in Dongguan City, China, which will be ready by the end of March 2003.

Aerospace Coatings benefited from the acquisition of the aerospace activities of U.S. Paints. However, performance suffered from the downturn in overall aerospace activities.

We continued our R&D efforts on the development of eco-efficient products, placing a continued strong emphasis on reduction of VOC emissions.

Industrial Finishes

As a result of the steady pull from the North American market and buoyant growth in Asia, worldwide demand for wood and coil coatings strengthened in 2002. In addition, we were able to capitalize on growth opportunities due to the cost containment efforts and the strategic decisions taken in 2001. Accordingly, the North American business gained market share as it proved to have a leading edge on competition. Also, prior investments in frontier markets, supported by local sourcing, contributed significantly to our results. Developments in Europe presented a different challenge. Our European-based businesses, faced with a dull market and overcapacity, focused on structurally reducing costs, maintaining market share, and preparing for growth in Eastern Europe. These factors resulted in a substantial improvement in both organic growth and operating income.

In order to be both environmentally proactive and enhance the value of our products to our customers, we further refined our portfolio of R&D projects. In addition, we continued to leverage core technologies in developing markets at an accelerated pace.

During the year, we bolstered our position in the rapidly growing Asian market by constructing and commissioning a coil coatings facility at the Company's production site in Suzhou, China.

Powder Coatings

2002 saw a continued weakening of the markets in Europe and the Americas, while markets in Asia continued to grow, particularly China. Operating income was ahead of the 2001 level, with an improving trend in the second half of 2002 as the benefits of cost cutting began to emerge.

In September, we acquired Ferro's powder coatings businesses in the Americas and Asia. This gives us a credible number three position in a U.S. market which still has room to mature as customers reinvest in facilities and move from liquid to powder as a coatings material. In October, we also acquired a 50 percent share in a growing powder coatings business in Mexico.

The acquisitions in Asia reinforce our number one position in the fastest growing powder markets in the world. In addition, we opened our new plant in Vietnam on time, and we are satisfied with our progress there.

Our sales of Interpon(R) products based upon our unique patented technologies continued to grow, especially in Asia. The acquisition of the Ferro business gave us further new technology, particularly in acrylic powder coatings. Our growing global presence will allow international customers to purchase our full range of products wherever they decide to invest in manufacturing facilities.

After two years of recession in the worldwide powder coatings market we are in a stronger position than before to benefit from any upturn in market conditions. However, we are not relying on a benign market scenario to improve our financial performance.

Marine & Protective Coatings
Sales 2002: EUR 759 million; 2001: EUR 729 million

This business is the worldwide market leader for Marine Antifouling and Heavy Industry Anticorrosion Coatings under the International(R) brand.

2002 was another year of strong performance with growth in sales and operating income across all market sectors and geographic regions.

Marine Coatings benefited from a high level of newbuilding activity, in particular in Korea and China. In October, it strengthened its position in the Korean market by increasing its shareholding in the joint venture with DPI to 60 percent and by acquiring the Marine Coatings factory from its partner.

During the year, the business has been phasing out tin-containing antifouling in preparation for the IMO's (International Maritime Organization) ban on the application of tin-based antifouling from January 1, 2003. With the patented Ecoloflex(R) tin-free antifouling, the business has a good position with proven technology going forward.

The Protective Coatings business had an excellent year with high activity in the Heavy Industry market. In particular, supplies to the oil and gas offshore industry were buoyant with new construction of platforms and FPSO (Floating Production Storage and Offloading) units. Sales of the fire proofing material Chartek(R) for offshore installations were excellent.

The Yacht business also had a strong year in the retail/maintenance market in the United States and Europe. In May, we strengthened the business through the acquisition of the U.S. Paint Yacht and Aerospace coatings under the Awlgrip(R) brand. This acquisition added substantially to the product portfolio in the topsides finishes segment of the professional superyacht market.

Car Refinishes
Sales 2002: EUR 713 million; 2001: EUR 708 million

Car Refinishes once again proved that its strategy of global presence, in all relevant market segments, with leading innovative products, services and software allows it to find the best response under any market conditions. Despite a soft economy, we were able to maintain sales through intensified market development efforts, restructuring, and rigorous cost containment.

In Europe West, sales improved despite a shrinking market, and Sikkens(R) Autowave(R) became the leading waterborne basecoat in the market. In North America, sales and operating income showed satisfactory growth, reflecting successful product launches such as Sikkens(R) Autobase(R) Plus and Sikkens(R) Autoclear(R) III. In Europe East, the financial crisis in Turkey is wearing off. Asia experienced a real turnaround with income growing almost 50 percent, spurred by multisegment sales and cost cutting. South America continued to be affected by a failing economy, but market share grew. Earnings also improved in Africa and the Middle East, where we are starting a multisegment market approach and are building up the organization. We continue to strengthen our position in the Commercial Vehicles market by building upon our extended product range, including the Mason CT(R) and U-Tech(TM)-brands.

Sikkens(R) Autobase(R) Plus delivered on its promise of being the leading solvent-borne basecoat in the industry with rapidly growing sales around the world, particularly in North America.

We set up a new unit (AMS), aimed at providing comprehensive accident management services to insurance companies, bodyshops and fleet owners, facilitating damage settlement within the total repair chain.

We have created a dedicated global organization to strengthen our relationships with car manufacturers and are making good progress in securing automotive aftermarket approvals.

Industrial Products
Sales 2002: EUR 532 million; 2001: EUR 533 million

Volumes grew under market conditions that remained soft in most areas. Our Asian wood adhesives activities showed the strongest growth, reflecting increased demand from a booming furniture industry in China. Growth was also seen in the Americas. Capacity expansion in North America to support growing sales of impregnated paper to the flooring industry was well timed. Expancel(R) microspheres show continued growth. In all major areas of activity better margins based on more efficient production and purchasing processes in combination with stringent cost control resulted in operating income that was considerably higher than in the previous year. Better management of operational working capital contributed to this positive development. The expected effects of restructuring projects have materialized.

A continued strong focus on R&D enabled us to launch a number of new systems within wood adhesives for the furniture and construction industry and within impregnated papers to the flooring industry. New Expancel(R) qualities strongly boosted sales to the shoe industry.

A greenfield investment in Brazil for the production of impregnated papers came on stream toward the end of the year. Interquimec SA, Ecuador, which we acquired in 2001, is now well integrated in our South American resins and adhesives activities.

CHEMICALS

Business review

In the course of 2002 the Chemical Industry in general saw hardly any performance improvement compared to a very difficult 2001. The Polymer Industry and the Pulp & Paper Industry, two of our major customer segments, faced volume and/or intensified price competition, which negatively impacted our performance. Restructuring programs, already in place from 2001, to a certain extent compensated for lower volumes or margins. In addition, higher pension costs had a negative impact on our earnings.

During 2002 we implemented either growth-based or cash flow-based management for our various business segments, following an earlier strategic review. Simultaneously, we started a program to further inspire and develop our people. A third effort was put in place to boost innovation throughout Chemicals in order to enhance long-term growth and profit, and a small Innovation Unit was formed. This unit will establish a network across business units to fully exploit innovation opportunities, foster cross-fertilization, and set new rules for the game. New business concepts will be placed in an "incubator" to ensure rapid development and effective exploitation.

In 2002 we made some selective acquisitions. In acquiring the Industrial Specialties from Crompton we boosted our North American position and improved our presence in Asia, while providing a platform for further product development and business growth. Mochem, a small start-up company, was acquired to strengthen our High Purity Metal Organics business, which supplies the electronics and telecommunication industries. Base Chemicals became full owner of ECI Elektro-Chemie GmbH by acquiring TUI's 50 percent share. Further portfolio changes included the divestment of the lead stabilizer business and our carbon disulfide plant in Indonesia.

As a consequence of the strategic review we made some internal movements. Plastics and Processing Additives lacked critical mass following the management buyout of the lead stabilizer business, and PVC Additives was moved to Functional Chemicals with Polysulfides going to the Innovation Unit. The CMC business was transferred from Functional Chemicals to Surface Chemistry in order to create a strong Cellulosic Specialties business together with Rheology Additives.

A new silica sol plant started up in Wisconsin to support our growing retention agent business for the American paper industry. A new Kromasil(R) production plant came into operation in Sweden to reinforce this excellently developing business of separation chemicals for pharmaceuticals. The first large-scale monochloroacetic acid plant in China was inaugurated in June. Our Cellulosic Specialties expanded production in the Netherlands and Italy and a new type of methyl-based Bermocoll(R) thickener was introduced to the market.

Decisions were taken during the year to invest in a Resins plant in China to support the fast growing market for coatings and to invest in state-of-the-art hydroprocessing capacity in North America to more effectively supply their growing market. In addition, we decided to expand Ethylene Amines capacity in Sweden. To satisfy growing demand from pipeline customers in Rotterdam, we are currently increasing chlorine capacity.

An agreement was reached with the Dutch government to cease regular chlorine transportation in the Netherlands as of January 1, 2006. As a consequence chlorine capacity in Rotterdam will be further expanded and chlorine and monochloroacetic acid activities in Hengelo will be transferred to Delfzijl.

Restructuring efforts continued forcefully throughout Chemicals during 2002 concentrating on lowering production and administrative costs, improving supply chain efficiency and product optimization. Several of these programs will continue into 2003.

Most Chemicals business units managed to substantially lower their operating working capital in 2002.

Overall, Chemical's sales of EUR 4.6 billion were flat compared to 2001. Operating income increased by 1 percent to EUR 344 million, which is 7.5 percent of sales (2001: 7.4 percent).

Chemicals will continue to focus on profitable growth, serving customers, growing people, enhanced innovation throughout the group, and investing in line with its portfolio strategy. This approach, combined with superior technology and lowest cost, provides the basis for the targeted return over the business cycle of 2.5 percent over the cost of capital, which corresponds to a return on investment of about 17 percent.

Developments in the Chemicals business units

Pulp and Paper Chemicals
Sales 2002: EUR 969 million; 2001: EUR 1,020 million

During the year, Pulp & Paper Chemicals was confronted with a downturn in the pulp and paper industry, particularly in Europe and North America. Overcapacity and fierce competition forced down selling prices.

Operating income was lower, mainly due to lower margins in the first half of the year. However, improvement occurred later in the year, which is expected to continue into 2003.

North America registered the weakest performance for both pulp bleaching and paper chemicals, reflecting paper machine shutdowns and total mill closures. By the end of the year the situation for bleaching chemicals improved as European and North American markets began to move toward a better balance between demand and supply. In South America, particularly in Brazil and Chile, our bleaching chemicals show promising growth, and further capacity expansion may be needed there. The situation in Asia has improved considerably and our operations there are making good progress.

As cost efficiency is an essential competitive tool, we initiated in 2001 a comprehensive restructuring program covering most operations of Pulp & Paper Chemicals in Europe and North America. This program primarily focuses on administrative and production costs but also includes measures to improve efficiency in the supply chain with key customers. These measures have affected more than 300 jobs.

The chlorine dioxide concept, which involves on-site production of this bleaching chemical at customers' plants managed from a Pulp & Paper Chemicals Remote Operations Center, is very successful. Several new units have been established at customer mills in Europe and South America, resulting in improved efficiency and closer cooperation.

The development of remote process control is also a prerequisite for the substantial restructuring measures we are now implementing at our own plants. Integration of new IT and chemical process technology forms an essential part of systems for the supply of chemicals on site. Such systems are now being developed and will be provided by us as the chemicals supplier.

Demand for our new wet strength agents with improved properties and our retention systems with several new components is growing. The opening of a new plant for silica sols in Howard, Wisconsin, completed our supply structure for retention agents to the North American paper industry.

Within our range of specialty products, separation chemicals for pharmaceuticals are enjoying excellent market growth, and a new Kromasil(R) factory came on stream in Bohus, Sweden. Restructuring measures and organic growth resulted in improved performance for our electrochemicals equipment unit Permascand and the water treatment projects Purate and MPP systems.

Functional Chemicals
Sales 2002: EUR 769 million; 2001: EUR 785 million

Functional Chemicals can look back on a challenging year, with sales slightly below 2001. A decline in raw material prices for all product groups, particularly earlier in the year, and restructuring efforts contributed to a substantial improvement in operating income.

Under tight market supply conditions, the results for Ethylene Amines remained favorable. Phosphorus Chemicals, benefiting from its restructuring efforts and improving markets in polyurethane foams, recovered strongly from the previous year. Led by monochloroacetic acid, Industrial Chemicals continued to perform well. Adverse market conditions, particularly in North America and Asia Pacific, prevailed in our Chelates business. Even though a strongly improved cost structure and lower raw material prices had a positive effect on earnings, the financial performance of this unit remained unsatisfactory. Sulfur Products suffered from rapidly shrinking markets in the rayon industry and from poor market conditions in general in Asia

Pacific. As a consequence, we divested the Indonesian carbon disulfide plant. On a more positive note, Lubricants posted a modest improvement.

The successful start-up of the grassroots monochloroacetic acid plant in China and the capacity expansion on stream in carboxymethylcellulose in Arnhem and Novara, Italy, considerably strengthened the Industrial Chemicals business. To ensure continuity of supply when regular chlorine transports are discontinued in the Netherlands in 2006, production of monochloroacetic acid will be relocated from Hengelo to Delfzijl.

Commitment to the Ethylene Amines business was reinforced by the decision to invest in new production capacity.

Surface Chemistry
Sales 2002: EUR 752 million; 2001: EUR 715 million

The slowdown in the world economy also impacted the three business areas within Surface Chemistry, causing operating income to remain clearly below the previous year's level.

Compared to 2001, growth rates and margins for our Surfactants declined in all regions. In particular, industrial surfactants and surfactants for agro applications were under pressure. The more consumer-related business (fabric care and cleaning) performed well during 2002 as in previous years. The Japanese joint venture Lion Akzo Corporation benefited from increased demand in the fabric care segment.

The acquisition of the Industrial Specialties business of Crompton Corporation considerably boosted our position in North America and is also a significant step forward in our strategy to become well established in Asia. The acquisition adds to our strong presence in fatty amine derivatives and provides a platform for further product development and business growth. The integration is progressing well.

Our Oleochemicals business recorded a steady sales volume in 2002, but margins were clearly below 2000 and 2001 record levels, as prices of natural oils and fats rose during the year. Selective investment projects initiated during 2002 will contribute to further growth in the years to come.

Rheology Additives (cellulosic specialties for the paint and building industries) experienced a slowdown in growth, reflecting developments in the large economies in Europe and South America, but overall performance was in line with 2001. Our new methyl-based Bermocoll(R) thickener was introduced to the market and is developing according to plan.

Polymer Chemicals
Sales 2002: EUR 560 million; 2001: EUR 584 million

Operating income in 2002 was disappointing as a consequence of a sluggish economy, unfavorable currency developments (particularly the U.S. dollar against the euro), and a further deterioration of margins due to fierce price competition.

In the last quarter of 2002 we acquired Mochem, a small German start-up company, strengthening our High Purity Metal Organics business, which supplies the electronics and telecommunications industries.

Our 50 percent Japanese joint venture Kayaku Akzo Corporation continued to suffer from the slow Japanese economy. The majority-owned Chinese joint ventures TANP and CANP did well and benefited from healthy growth in China and Asia in general. Our Russian joint venture Ankorit also performed satisfactorily.

Polymer Chemicals has a transition program in place to restore the healthy growth and profitability performance demonstrated in the 1996-2000 period. Initiatives are already underway to achieve this. These involve four main thrusts, starting with a reduction of the number of sites where Organic Peroxides will be manufactured; two have already been discontinued, three more will follow in the course of 2003. In addition, we are implementing a more efficient global Supply Chain and Customer Relationship Management system, based on one global SAP system, which is already operational. Innovation and New Business Development are receiving heavy emphasis, as is the securing of a gradual improvement in margins.

Base Chemicals
Sales 2002: EUR 464 million; 2001: EUR 357 million

Despite lower caustic prices, Base Chemicals' operating income improved due to higher volumes and lower costs.

In order to meet increasing demand in the Rotterdam area, local membrane electrolysis capacity will be expanded from 360,000 to 450,000 tons per annum. The project will come on stream in the last quarter of 2003.

An agreement was reached with the authorities to cease regular chlorine transportation in the Netherlands as of January 1, 2006. As a consequence, membrane electrolysis capacity in Rotterdam will be further expanded to 500,000 tons per annum and the chlorine and MCA activities in Hengelo, the Netherlands, will be transferred to Delfzijl, the Netherlands. This relocation will be carefully aligned with the closure of the diaphragm electrolysis and chloromethane plants in Delfzijl announced last year. The net effect will be a reduction of the workforce by some 100 employees.

In the fourth quarter, Base Chemicals became full owner of ECI Elektro-Chemie GmbH, Germany, by acquiring TUI's 50 percent share.

The results of the 30 percent joint venture Methanor decreased, mainly due to lower prices and a maintenance stop.

Resins
Sales 2002: EUR 414 million; 2001: EUR 419 million

Despite volume growth, sales declined slightly. Nevertheless, operating income improved significantly, aided by lower raw material prices and cost savings.

In 2002, we completed the integration of recent acquisitions and focused on improving efficiencies in the production and supply chain. Emphasis on customer relations supported by our technical problem-solving capabilities strengthened our position in the generally stagnant Coating and Printing Ink markets.

Coatings Resins' volumes were up, but price pressure persisted, notably in Europe and the Americas. Growth of the majority-owned joint ventures in Malaysia and Indonesia continued. The new resins plant to be built in Suzhou, China, is one of the first solvent-borne resins foreign investments in that fast growing market.

Printing Ink and UV Resins, facing tough competition and flat markets, managed to increase volumes and results significantly. We restructured UV resins manufacturing in Europe and intensified market development efforts in Europe and the United States.

We took important initiatives to increase innovative power and improve personnel development.

Catalysts
Sales 2002: EUR 375 million; 2001: EUR 367  million

Catalysts maintained its leadership position by delivering new and innovative products to the fuels industry. Many of these new products allowed our customers to avoid high capital expenditures that would otherwise have been needed to meet new and future environmental regulations in the areas of emission control and low sulfur fuels.

Operating income was up significantly, compared to 2001. Sales were only slightly higher. This gain in performance was attributable to several factors. In 2002, we reaped the full benefits from the consolidation of our North American FCC production activities. We also benefited from our strengthened positions in the performance segments of the HPC market and the FCC additives market.

We recorded growth in both the HPC and the FCC markets, aided by new transportation fuel specifications and the tendency of refiners to use heavier feeds than in previous years. In these key areas, we were able to provide product and service solutions for difficult challenges our customers were facing in their businesses. We are currently investing in state-of-the-art HPC capacity in Pasadena, Texas, to supply the growing North American market more effectively.

The Nippon Ketjen joint venture did even better than in the record year 2001. Our Eurecat joint venture had another good year. FCC-S.A. results were lower than expected, in part due to the devaluation of the Brazilian real.

We continue to invest substantially in R&D. Our R&D units keep on producing innovative technologies that bring immediate benefits to our customers in the fuel industry.

Salt
Sales 2002: EUR 269 million; 2001: EUR 261 million

Salt delivered a solid performance in 2002. Sales and operating income improved slightly on 2001, and costs were kept under tight control. Performance reflected high sales to the chemical industry throughout the year, offset by lower results for deicing salt. We continued to invest in technology in order to strengthen our position as global leader in vacuum salt and solution mining.

The specialty salt business failed to meet financial targets in a market characterized by overcapacity. A restructuring program-including closure of one of the three production locations (Stade, Germany), reduction of headcount in the Hengelo location (the Netherlands), and upgrading of the product portfolio-is in full progress. The program is expected to be fully effective by the end of 2003.

In its first fully operational year, the solar salt facility in Onslow, Western Australia, performed above expectations both in production and sales.

Energy
Sales 2002: EUR 158 million; 2001: EUR 165 million

Operating income from our gas, electricity, and steam supply activities was on par with the previous year, despite volatile oil and gas markets throughout 2002. Our cogeneration joint ventures operated reliably, and the future of cogeneration in Europe will be better secured in a new European Council directive.

Other Activities

Flexsys
Weak economic conditions during the second half of 2001 continued, resulting in essentially flat volumes for our 50 percent rubber chemicals joint venture. Due to lower prices caused by highly competitive market conditions, revenues in 2002 were substantially lower. Several cost savings and production restructuring programs were implemented, which offset a significant part of the lower revenues effect. Flexsys sold and exited from its nonstaining antioxidants business (NSAO), which had been a minor activity based on production at its Nitro, West Virginia plant.

Delamine
Sales volumes for this 50 percent ethylene amines joint venture were higher than in the previous year but selling prices and results were lower. A major maintenance stop at the Delfzijl, Netherlands plant and lower export revenues due to strengthening of the euro in the second half of the year were offset by lower overall raw material costs than in 2001.

SOURCES AND AVAILABILITY OF RAW MATERIALS

Raw materials essential to our business are purchased in the normal course of business from numerous suppliers worldwide. In principal, these materials are widely available from multiple sources. No serious shortages or delays were encountered in 2002 and none are expected in 2003.

MARKETING AND DISTRIBUTION

The Company sells its products in more than 130 countries. The sales, marketing and distribution functions are decentralized within the Company. Each business unit has its own sales, marketing and distribution network for its products. The organization of these functions varies from business unit to business unit.

For the geographical distribution of sales, see Item 5 "Operating and Financial Review and Prospects".

Pharma
The Company sells its human-healthcare prescription medicines primarily through medical representatives to wholesale drug distributors, independent and chain pharmacies, hospitals, government entities and other institutions. The products are dispensed to the public through prescriptions written by physicians. Similar procedures generally apply for the animal-healthcare products, whereby representatives of the Company visit veterinarians or farmers.

The Company deploys sales forces of representatives and supporting medical staff to visit medical prescribers and healthcare purchasers or veterinarians to promote the Company's (prescription) products.

However, the traditional relationship between the Company and its ultimate customers is changing as a result of the Internet. Patients are better informed and want to have more of a say in their treatment. The

Internet is a unique tool for establishing contacts between the Company, the prescribers of its products, and the end users. The Company is developing a coherent e-business strategy focused on marketing aspects and knowledge management, which fully covers all disciplines. The e-business opportunities are also exploited in the veterinary business through Vetstream, an electronic publishing company, providing high-quality subscription services to veterinary professionals.
For Diosynth, the producer of active ingredients for the pharmaceutical industry, 80 percent of the sales are to innovators in the United States and the European Union.

Coatings
Coatings are sold through a range of distribution channels. The operations in the Decorative sector are serving the Retail (Do-it-yourself), Trade (Professionals) and Specialties markets. Due to concentration of retailers, their purchasing power is increasing. The products of the other coatings activities are mainly sold through a direct sales force.

Chemicals
Chemical products are sold in a wide range of industries. These products are either marketed directly or through independent merchants, wholesalers and distributors who resell them to smaller users. Commodity products are sold through a direct sales force, or through distributors primarily to other operators in the chemical industry.

INTELLECTUAL PROPERTY

The Company has numerous patent applications and patents, trademark applications and registrations, domain names and trade secrets, which all help to protect its products, know-how and technology. Where appropriate, the Company covers its new products, processes, and other inventions by patent applications in the relevant regional markets. Protection for individual products lasts for periods depending on the date on which a patent application was filed, and the legal lifetime of patents in the various countries, including patent term extensions for pharmaceutical products. The protection of intellectual property rights may also vary from country to country, depending upon its scope and the various granting and registration systems. In most industrial countries, patent protection exists for inventions in all areas of technology in which the Company is active. The Company monitors its competitors, enforces its own intellectual property rights whenever and wherever advisable and challenges third party patents, trademarks and domain names whenever appropriate. Intellectual property agreements are in force with many of the Company's employees, and there are a number of confidentiality agreements in force with customers and suppliers to protect the Company's know-how.

GOVERNMENT REGULATION

Akzo Nobel's businesses are subject to the normal regulatory framework applicable to a pharmaceutical and chemical company, notably various health, safety and environmental rules both at national and local levels. The Company also voluntarily conforms to international and national codes of best practice appropriate to its business. In general, compliance with these existing regulations and codes does not and should not materially affect the operations, competitive position and earnings of any of the Company's businesses.

Besides the normal regulatory framework for chemical companies, the Company is subject to more extensive regulations for the veterinary and human pharmaceutical industry*. The international





* In this section, the term "pharmaceutical industry" encompasses both human and animal healthcare, unless specifically indicated.

pharmaceutical industry is highly regulated. National and supranational regulatory authorities administer numerous laws and regulations regarding the testing, approval, manufacturing, importing, labeling and marketing of drugs, and also review the safety and effectiveness of pharmaceutical products. Further controls exist on the non-clinical and clinical development of pharmaceutical products in particular. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development. The Company believes it is in material compliance with all applicable regulations in the jurisdictions where it operates.

The introduction of new pharmaceutical products generally entails a lengthy approval process. Of particular importance is the requirement in all major countries that products be authorized or registered prior to marketing and that such authorization or registration is maintained subsequently. The regulatory process requires increased testing and documentation for clearance of new drugs, and a corresponding increase in the expense of product development. To register a pharmaceutical product, a registration file containing evidence establishing the quality, safety and efficacy of the product must be submitted to regulatory authorities. The registration process may take one to several years, depending on the jurisdiction, the quality of the data submitted, the efficiency of the registration authority's procedures and the nature of the product.

In the United States, applications for drug registration are submitted to and reviewed by the United States Food and Drug Administration ("FDA"). Registrations of veterinary vaccines are reviewed by the US Department of Agriculture ("USDA") in a slightly different procedure. The FDA regulates the testing, approval, manufacturing and labeling of pharmaceutical products intended for commercialization in the United States, as well as the monitoring of all pharmaceutical products currently on the U.S. market. The pharmaceutical development and registration process is typically intensive, lengthy and rigorous. A new drug application is filed with the FDA if the data demonstrate sufficient quality, safety and efficacy. The new drug application must contain all the specific information that has been gathered and typically covers all subjects tested in clinical trials. Very similar requirements apply to field trials for veterinary drugs and to vaccine registrations with the USDA.
Once the FDA approves the new drug application, the new pharmaceutical becomes available for physicians or veterinarians to prescribe. Thereafter, the drug owner must submit periodic reports to the FDA, including any cases of adverse reactions. For some medications, the FDA requires additional studies to evaluate long-term effects or to gather information on the use of the product under special conditions. The FDA also requires compliance with standards relating to laboratory, clinical and manufacturing practices.

In the European Union ("EU"), there are two main procedures for application for marketing authorization, namely the Centralized Procedure and the Mutual Recognition Procedure. In the Centralized Procedure, applications are made to the European Medicines Evaluation Agency for review and a scientific opinion. The EMEA's opinion is forwarded to the European commission for authorization, which is valid across all EU member-states. The Centralized Procedure is mandatory for all biotechnology products and optional for other new chemical compounds or innovative medicinal products. In the Mutual Recognition Procedure, a first authorization is granted by a single EU member-state. Subsequently, mutual recognition of this first authorization can be sought from the remaining EU member-states.
EU member-states also run their own pharmacovigilance systems to which post-marketing adverse events are reported. A single pharmacovigilance system for the entire EU is being developed.

In Japan, applications for marketing authorization are made to one of the Prefectural Governments. For new drugs, applications are forwarded tot the Pharmaceutical and Medical Devices Evaluation Center (the Evaluation Center), from which it is forwarded to the Organisation for Pharmaceutical Safety and Research

("KIKO") for a check on GLP and GCP compliance and a reliability review of the data. When KIKO has completed the review, the Evaluation Center performs a scientific review of the application and prepares a review report. This review report is forwarded tot the Ministry of Health, Labor and Welfare ("MHLW"). The review report of the Evaluation Center is also forwarded to the Pharmaceutical Affairs Food & Sanitation Council ("PAFSC") a consultative body to the MHLW. After advice from the PAFSC, only the Minister of MHLW is authorized to issue a license.


PRICE CONTROLS

In addition to the forms of regulation already referred to, in many countries the prices of human pharmaceutical products are controlled by law and are subject to drug reimbursement programs with varying price control mechanisms. Governments may also influence the prices of pharmaceutical products through their control of national healthcare organizations, which may bear a large part of the cost of supplying such products to consumers. Generic substitution becomes an increasingly important issue worldwide, and it is actively supported by governmental and healthcare policies in several countries.
In the United States, debate over the reform of the healthcare system has resulted in an increased focus on pricing. Although there are currently no government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under healthcare programs. In the absence of new government regulation, managed care has become a potent force in the market place that increases downward pressure on the prices of the pharmaceutical products. In addition, the current national debate over Medicare reform could increase pricing pressures. If Medicare reform results in the provision of outpatient pharmaceutical coverage for beneficiaries, the U.S. government could use its enormous purchasing power to demand discounts from pharmaceutical companies thereby creating de facto price controls on prescription drugs. On the other hand, Medicare drug reimbursement legislation may increase the volume of pharmaceutical drug purchases, offsetting, at least in part, potential price discounts. As a result, we expect that pressure on pricing and operating results will continue.

In the EU, governments influence the price of pharmaceutical products through their control of national healthcare systems that fund a large part of the cost of such products to consumers. The downward pressure on healthcare systems in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, as exemplified by the National Institute for Clinical Excellence in the United Kingdom, which evaluates the data supporting new medicines and passes reimbursement recommendations to the government. In addition, in some countries cross-border imports from low-priced markets (parallel imports) exert a commercial pressure on pricing within a country.

In Japan, the National Health Ministry biannually reviews the pharmaceutical prices of individual products. In the past, these reviews have resulted in price reductions. The Japanese government intends a healthcare reform and the pharmaceutical pricing system will be one of the issues closely looked at. Key issues are the evaluation of innovative products and the pricing of long-listed products, including the biannual reduction of reimbursement prices adjusted for actual discounts given. The previously proposed reference price system has been abandoned by the government.


C. ORGANIZATIONAL STRUCTURE

Reference is made to Exhibit 8 for a list of the Company's subsidiaries.

D. PROPERTY, PLANT AND EQUIPMENT

A substantial portion of Akzo Nobel's principal production plants and research facilities are located in Europe and North America. Akzo Nobel's principal production plants and research facilities are located in the Netherlands, Germany, United Kingdom, Sweden, France, Italy, the United States and Brazil. In total, Akzo Nobel has over 300 production plants throughout the world.

The most important production sites for Pharma are in Oss and Boxmeer, the Netherlands; Dublin, Ireland; Unterschleissheim, Germany; and West Orange,
New Jersey. The major Coatings sites are based in Montataire, France; Sassenheim, the Netherlands; Vilvoorde, Belgium; Cologne, Germany; Barcelona, Spain; Cernobbio, Italy; Malmoe, Sweden; Darwen and Hull, United Kingdom; Houston, Texas; Columbus, Ohio; High Point, North Carolina; Nashville, Tennessee; Sao Paulo, Brazil; and Melbourne, Australia. For Chemicals, the major production sites are located in Delfzijl, Hengelo, Rotterdam, and Amsterdam, the Netherlands; Bohus and Stenungsund, Sweden; and Pasadena, Texas.

Akzo Nobel's policy is generally to acquire its own facilities. The net book value of its property, plant equipment was EUR 4.4 billion at December 31, 2002. The book value of property, plant and equipment financed by installment buying and leasing was EUR 42 million at December 31, 2002. Akzo Nobel has rented certain offices and warehouses by means of operational leases.

Akzo Nobel believes that its production plants and research facilities are well maintained and generally adequate to meet its needs for the foreseeable future.

Further discussions on relevant developments in property, plant and equipment are included in Item 4.B under "Business Review and Developments at Business Units".

For environmental issues affecting the Company's properties, reference is made to Legal Proceedings in Item 8 "Financial Information".

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The comparative figures have been restated to reflect the changes in accounting principles in 2002 as set forth below. Unless stated otherwise, net income and operating income figures are exclusive of extraordinary and nonrecurring items.

Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructurings and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items. Operating income before nonrecurring items is one of the key figures management uses to assess the performance of the Company, as these figures better reflect the underlying trends in the results of the activities.
In this Annual Report break downs of operating income before nonrecurring items, of nonrecurring items, and of operating income, after nonrecurring items, per segment are disclosed and reported on.

The following discussion is based on the consolidated financial statements of Akzo Nobel included in this annual report under Item 18 and should be read in conjunction with those statements and the other financial information included herein, including the industry segment information and information by geographical area.

The consolidated financial statements of Akzo Nobel appearing in this annual report are prepared in accordance with NL GAAP, which differ in certain respects from US GAAP. The significant differences between NL GAAP and US GAAP affecting Akzo Nobel's net income and shareholders' equity are described in
Note 21 of the Notes to the Consolidated Financial Statements of Akzo Nobel.

Change in Accounting Principles

In line with recently issued directives of the Netherlands Accounting Standards Board, the Company changed its accounting for the final dividend proposal and for the Akzo Nobel Employee Share Plan, effective January 1, 2002.

Dividend Proposal
The Company used to recognize the proposal for the final dividend as a liability under current liabilities. Under the new standard, of which early adoption is encouraged, a dividend shall not be recognized as a liability until it has been approved by the General Meeting of Shareholders. Comparative figures have been restated. The effect of this new principle on shareholders' equity at December 31, 2001, was an increase of EUR 257 million.

Akzo Nobel Employee Share Plan
Under the Akzo Nobel Employee Share Plan, Akzo Nobel N.V. common shares are granted for free to the employees after a certain vesting period. In accordance with the new standard, effective for rights granted from 2002 onwards, the value of the shares on the date of the grant is recognized as a charge in the statement of income spread over the vesting period, which in general is 3 years. For 2002, the net charge to income amounted to EUR 2 million.

2002 COMPARED TO 2001

The economy in the year 2002 did not bring what we had hoped for. The anticipated recovery in the second half of the year failed to materialize. After a strong first quarter the economy slipped further back in almost all our markets. At the same time, the euro strengthened relative to almost all currencies. And to make matters worse, the continuing dramatic decline in stock prices negatively affected pension assets, which translated into a pre-tax provision for additional minimum pension liabilities of EUR 1.8 billion on the balance sheet and a EUR 80 million increase in pension costs.

Against that difficult background, Akzo Nobel weathered the storm reasonably well. Our results lagged only mildly behind the previous two years, which were record years in the history of the Company.

Although our Coatings and Chemicals operations clearly did better than in 2001, they could not fully compensate for the higher pension costs, negative currency effects, and lower Pharma earnings.

In light of these adverse developments, we revised our plans in the course of the year. Capital expenditures were cut to offset the negative influence of additional cash payments into pension funds and adjust to changed market expectations. In 2001, we had already embarked on an ambitious plan to promote operational excellence. The associated program to reduce the number of jobs by 3,500 was accelerated and extended to 5,500.

Finally, we reduced our working capital and kept expenditures for acquisitions and proceeds from divestments more or less in balance.

These actions have resulted in a reduction of net debt by EUR 0.8 billion and a lean organization, which we believe will enable us to benefit from a potential upturn in the market.
The investments and acquisitions that did take place were made in line with our priorities. Pharma's investments were nearly twice the depreciation level and focused on providing the high-quality conditions required for further growth. Coatings and Chemicals reduced their investments to well below depreciation and favored priority businesses and regions. Particularly China and Central and Eastern Europe enjoyed their attention. In these areas, growth continued at a high rate, and we opened several new factories to participate in this development.

SALES, COSTS AND INCOME


-------------------------------------------------------------------------------------
                                                     Condensed statement of income

Millions of euros                                            2002           2001
-------------------------------------------------------------------------------------
Net sales                                                  14,002         14,110
Cost of sales                                              (7,301)        (7,393)
                                                           -------        --------
Gross margin                                                6,701          6,717
Selling, R&D, and G&A expenses, other results              (5,209)        (5,146)
                                                           -------        --------
Operating income before nonrecurring items*                 1,492          1,571
Nonrecurring items*                                          (130)          (449)
                                                           -------        --------
Operating income, after nonrecurring items*                 1,362          1,122
Financing charges, net                                       (204)          (257)
                                                           -------        --------
Operating income less financing charges                     1,158            865
Income taxes                                                 (335)          (281)
                                                           -------        --------
Earnings of consolidated companies after taxes                823            584
Earnings from nonconsolidated companies                38            69
Nonrecurring* gain / (loss) nonconsolidated companies  (8)          (14)
                                                    ------        ------
                                                               30             55
                                                           -------        --------
Earnings before minority interest                             853            639
Minority interest                                             (35)           (31)
                                                           -------        --------
Net income before extraordinary items                         818            608
Extraordinary items after taxes                                 -             63
                                                           -------        --------
Net income                                                    818            671
                                                           =======        ========
Net income excluding extraordinary and
  nonrecurring items*                                         892            930

* Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructuring and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items.


Sales
Net sales in 2002 aggregated EUR 14.0 billion, 1 percent down on previous year. Autonomous growth was 3 percent, with 2 percent stemming from volume growth and 1 percent from higher selling prices. All groups received autonomous growth. The negative currency translation impact of 3 percent predominantly related to the weakening of the U.S. dollar, the Brazilian real, and various Asian currencies.
Acquisitions added 2 percent, while divestments reduced sales with 3 percent. Acquisitions mainly concerned Ferro's powder coatings business and Crompton's Industriel Specialties, while divestments mainly related to the Diagnostics activities and Printing Inks.

R&D expenses
R&D expenses were EUR 912 million, up EUR 65 million (8 percent), primarily reflecting Pharma's continuously expanding research activities. Pharma's R&D expenses as a percentage of sales were increased to 15 percent (2001: 13 percent). In 2002, Organon spent 18 percent of its sales on research (2001: 15 percent). For Coatings and Chemicals this ratio remained unchanged at 3 percent.

Operating Income
Operating income before nonrecurring items ended 5 percent below 2001, at EUR 1,492 million. Coatings and Chemicals did better than in 2001, aided by cost savings of EUR 65 million realized during 2002. This earnings increase however, was more than offset by EUR 80 million higher pension costs, negative currency translation effects of EUR 80 million, and lower Pharma earnings. Operating income including nonrecurring items amounted to EUR 1,362 million (2001:
EUR 1,122 million).

Financing Charges, net
Financing charges decreased from EUR 257 million in 2001 to EUR 204 million in 2002. This was the result of a substantial reduction of net borrowings and lower short-term interest rates. Furthermore, due to the weaker U.S. dollar, interest denominated in this currency translated into lower financing charges. Interest coverage improved from 6.1 to 7.3.

Income Taxes
The income tax charge for 2002 amounted to 29 percent, compared with 32.5 percent in 2001, reflecting changes in the geographic distribution of the Company's results.

Earnings from Nonconsolidated Companies
Earnings from nonconsolidated companies decreased from EUR 69 million to EUR 38 million compared to 2001. Earnings for Acordis, Flexsys and Methanor were principally responsible for the decline.

Nonrecurring Items

The net nonrecurring loss for consolidated companies in 2002 consists of the following elements:

--------------------------------------------------------
Millions of euros
--------------------------------------------------------
Gains on divestments                             91
Pension premium refund Sweden                    15
Asset impairments and restructurings at
- Pharma                                       (111)
- Coatings                                      (26)
- Chemicals                                     (99)
--------------------------------------------------------

Total                                          (130)
========================================================

The nonrecurring restructuring and impairment charges mainly relate to the Company's extended restructuring plans at all three groups, which affect 1,500 additional jobs worldwide. No charge has been recognized for the additional global cost-saving plans at Pharma, as the details have not yet been completed. The restructuring and impairment charges consist of provisions for severance payments and other restructuring costs as well as asset write-downs.

Pharma's nonrecurring items include a write-down of EUR 67 million for the gepirone ER (Variza(TM)) know-how intangible asset. In view of the developments in 2002, the chances of success have been reviewed. Although the Company has good hopes for the future of this product, it still decided (also for prudence reasons) to write down this intangible asset, in accordance with the accounting standards.

The nonrecurring gain on divestments concerns the divestment of Rosemont Pharmaceuticals Ltd in the United Kingdom and several other smaller divestments.

The nonrecurring items at nonconsolidated companies principally relate to charges for Acordis.


Restructuring of Activities
-----------------------------------------------------------------------------------------
                                                Termination            Exit         Total
Millions of euros                                  benefits           costs     provision
-----------------------------------------------------------------------------------------
Balance at December 31, 2000                           173              95            268

Changes in exchange rates                                -               1              1
Additions charged to income as nonrecurring item       163             108            271
Other additions charged to income                        7               5             12
Utilization                                           (118)            (34)          (152)

Balance at December 31, 2001                           225             175            400

Changes in exchange rates                               (3)            (11)           (14)
Additions charged to income as nonrecurring item        68              55            123
Other additions charged to income                       15               9             24
Utilization                                           (123)            (78)          (201)
-----------------------------------------------------------------------------------------

Balance at December 31, 2002                           182             150            332
=========================================================================================

2002 movements
For the additions charged to income as nonrecurring item, reference is made to the disclosure under nonrecurring items in 2002 compared to 2001. The additions to termination benefits involve approximately 1,500 jobs at various sites all over the world.

During 2002, the total amount paid and charged against the related liability amounted to EUR 123 million for termination benefits and EUR 78 million for exit costs. These payments and charges all concerned the execution of plans decided upon during 2002 and prior years.

2001 movements
For the additions charged to income as nonrecurring item, reference is made to the disclosures under nonrecurring items in 2001 compared to 2000. The additions to termination benefits involve approximately 3,500 jobs at various sites all over the world.

The other additions charged to income concern various relatively small restructurings at several sites of Coatings and Chemicals.

During 2001, the total amount paid and charged against the related liability was EUR 118 million for termination benefits and EUR 34 million for exit costs. These concerned the execution of plans decided upon during 2001 and prior years.

Sales and Operating Income by Activities
Akzo Nobel strives to maintain strong growth in Pharma, further strengthen and expand its Coatings business - the world's largest in its industry - and concentrate on improving Chemicals' return and cashflow.




--------------------------------------------------------------------------------------------------------------------
                               Net sales             Operating income       Nonrecurring*         Operating income
                                                          before                items            after nonrecurring*
                                                    nonrecurring* items                                 items
Millions of euros          2002         2001         2002        2001      2002       2001        2002           2001
---------------------------------------------------------------------------------------------------------------------
Pharma                    4,008        4,044          768         831        21         41         747            790
Coatings                  5,521        5,591          465         426        19        200         446            226
Chemicals                 4,598        4,604          344         340        96        218         248            122
Miscellaneous products,
  intragroup deliveries,
  and eliminations         (125)        (129)         (85)        (26)       (6)       (10)        (79)           (16)
---------------------------------------------------------------------------------------------------------------------
Total                    14,002       14,110        1,492       1,571       130        449       1,362          1,122
=====================================================================================================================

* Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructuring and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items.

Pharma


-----------------------------------------------------------------------------
                    Percentage                                    Percentage
                  of net sales                                  of net sales
Business unit             2002     Country of origin                    2002
-----------------------------------------------------------------------------
Organon                     62     The Netherlands                        27
Intervet                    26     Germany                                 5
Diosynth                    12     United Kingdom                          4
                                   France                                  4
                                   Other European countries               24
                                   USA and Canada                         24
                                   Latin America                           5
                                   Asia                                    6
                                   Other regions                           1
============================================================================

In 2002, Pharma's sales ended at EUR 4.0 billion, a slight decrease on 2001. Autonomous growth of 6 percent was offset by a 4 percent negative currency impact and a 3 percent negative influence of acquisitions and divestments.

Pharma's operating income decreased 8 percent, ending at EUR 768 million. Diosynth achieved a strong performance in 2002, but Organon and Intervet are under pressure.

During 2002, competition from companies that produce generic drugs became more aggressive. Also the economic situation in Latin America and elsewhere contributed to the turbulent and complex business situation. The weaker U.S. dollar and other key currencies had a growing impact on Pharma's earnings as compared to 2001. Also higher pension costs had a strong impact on earnings.

In 2002, the Company significantly increased R&D spendings from 13 percent to 15 percent of sales, and invested in the launch of two new products, the antithrombotic Arixtra(R) and the contraceptive ring NuvaRing(R). At the same time, cost savings were actively pursued to protect margins.

Earnings of the animal healthcare activities were under pressure from soft market conditions, particularly in Latin America, which is an important market for cattle and poultry production. Also weak currencies and some inventory write-offs adversely impacted operating income.

Diosynth achieved a strong performance with healthy sales and earnings growth. Diosynth continues to attract major pharmaceutical companies as well as biotech start-ups as customers for its process development and active pharmaceutical ingredients production businesses.

Coatings


--------------------------------------------------------------------------------
                            Percentage of                         Percentage of
                                 net sales                             net sales
Business unit                         2002    Country of origin            2002
--------------------------------------------------------------------------------
Decorative Coatings                     34    The Netherlands                  6
Industrial Coatings and Finishes        31    Germany                          9
Marine & Protective Coatings            13    Sweden                           8
Car Refinishes                          13    United Kingdom                  11
Industrial Products                      9    France                           9
                                              Other European countries        21
                                              USA and Canada                  19
                                              Latin America                    3
                                              Asia                            10
                                              Other regions                    4
================================================================================

Sales of EUR 5.5 billion were basically flat, compared to 2001. Autonomous growth of 3 percent was offset by a negative currency translation effect of also 3 percent.

Despite difficult economic circumstances and increased pension costs in 2002, Coatings achieved a significant improvement in performance through tight cost control on all fronts and tight capital management, while some of the effects of the far-reaching restructuring programs initiated in 2001 and extended during 2002 materialized. The implementation of these restructuring programs is on schedule. At December 31, 2002, the workforce has been reduced by 1,400 employees, relative to the increased target of 2,500. This resulted in cost savings of EUR 25 million for 2002.

Coatings' operating income of EUR 465 million was up 9 percent from 2001. Return on sales increased to 8.4 percent, against 7.6 percent in 2001. Return on investment met the 20 percent threshold in 2002, compared to 18.1 percent in 2001. Invested capital was 5 percent lower due to tighter working capital management and lower capital expenditures.

Earnings of Decorative Coatings were significantly up, mainly attributable to cost savings and higher margins. The business in Turkey did better compared to 2001, but remains vulnerable. Earnings of the industrial activities improved, although in general the business climate remains weak, especially in Europe. Marine & Protective Coatings turned in an excellent performance, particularly in Asia. Car Refinishes achieved a stable performance in the face of deteriorating market conditions.

In 2002, we continued our selective bolt-on acquisition strategy. By acquiring the Ferro Powder Coatings activities in the Americas, the Company was able to resolve a major strategic gap. Moreover, it fortified its global leadership position in powder coatings with the Ferro businesses in Korea and China, the formation of a 50 percent joint venture in Mexico, and the expansion of the powder coatings activities in Italy. Further bolt-on acquisitions concerned the Awlgrip(R) marine and aerospace coatings businesses, the high performance specialty paint businesses of Plascon, United Kingdom, car paints distributors in France and Finland, several decorative paint distributors in Germany, Switzerland, and the Benelux, and the increase of our shareholding in the Greek decorative coatings joint venture Vivechrom to 76 percent. Coatings also strengthened its position in the Korean marine coatings market by acquiring the Chilseo manufacturing site and at the same time increasing our shareholding in the marine coatings joint venture IPK to 60 percent.

Chemicals


-----------------------------------------------------------------------------------------
                                   Percentage                                  Percentage
                                 of net sales                                of net sales
Business unit                            2002    Country of origin                   2002
-----------------------------------------------------------------------------------------
Pulp and Paper Chemicals                   20    The Netherlands                       28
Functional Chemicals                       16    Germany                                8
Surface Chemistry                          15    Sweden                                16
Polymer Chemicals                          11    UK                                     3
Base Chemicals                             10    Other European countries               6
Resins                                      8    USA and Canada                        29
Catalysts                                   8    Latin America                          3
Salt                                        3    Asia                                   6
Plastics and Processing Additives           6    Other regions                          1
Energy                                      3
=========================================================================================

Overall, Chemicals' sales of EUR 4.6 billion were flat compared to 2001. Autonomous growth was 2 percent, while currency translation had a negative impact of 3 percent. Operating income in 2002 increased slightly to EUR 344 million, which is 7.5 percent of sales (2001: 7.4 percent). Benefits from the restructuring programs and lower raw material prices were offset by the impact of the weak economic conditions, lower exchange rates for key currencies, and higher pension costs. Return on investment improved as a result of Chemicals' tight capital management through control over working capital and lower capital expenditures.

In the course of 2002 the chemical industry in general saw hardly any performance improvement compared to a very difficult 2001. In particular, the polymer industry and the pulp and paper industry, two of our major customer segments, faced volume and/or fierce price competition, which negatively impacted performance. Restructuring programs, already initiated in 2001, resulted in cost savings of EUR 40 million and thereby to a certain extent compensated for lower volumes and margins. During 2002 these programs were accelerated and extended and now aim at a workforce reduction of 2,200 jobs, of which 700 had been realized at the end of 2002. In addition, weakening of certain key currencies exerted a negative impact on earnings.

Catalysts turned in a substantially improved performance, reaping benefits from cost savings and an improved product portfolio. Functional Chemicals benefited from lower raw material prices. Base Chemicals and Salt also did better. At Pulp & Paper Chemicals, results remained under pressure, mainly in the United States. Polymer Chemicals and Surface Chemistry also suffered from weak market conditions.

In 2002, Chemicals made some selective acquisitions. Crompton's Industrial Specialties boosted the Company's North American position and improved its presence in Asia. Mochem, a small start-up company, was acquired to strengthen the High Purity Metal Organics business. Base Chemicals became full owner of ECI Elektro-Chemie GmbH by acquiring TUI's 50 percent share. Further portfolio changes included the divestment of the lead stabilizer business and our carbon disulfide plant in Indonesia.

Capital expenditures are mainly focused on growth products and regions.

Sales by nonconsolidated companies, on a 100 percent basis, totaled EUR 1.5 billion. Chemicals' share in earnings of these companies was EUR 40 million, after taxes.

Geographic Developments

-----------------------------------------------------------------------------------------------------------------------------------
                                                    Net sales,            Net sales,   Operating income        Identifiable
                                                  by destination           by origin   before nonrecurring        assets
                                                                                              items
Millions of euros                                  2002      2001      2002      2001    2002     2001       2002       2001
------------------------------------------------------------------------------------------------------------------------------------
The Netherlands                                     816       720     2,662     2,533     191      219      2,618      2,595
Germany                                           1,084     1,052     1,051     1,070      78       82        819        931
Sweden                                              517       512     1,184     1,088      89       67        798        831
United Kingdom                                      963     1,036       911       924      13       38      1,134      1,365
Other European countries                          3,951     3,964     3,016     3,266     654      712      2,210      1,842
USA and Canada                                    3,723     3,802     3,318     3,263     149      190      2,772      3,090
Latin America                                       767       917       506       660      99      104        424        589
Asia                                              1,513     1,429     1,064     1,039     161      113        838        859
Other regions                                       668       678       290       267      58       46        306        345
Eliminations, cash and
cash equivalents, and nonconsolidated companies,
 net                                                                                                          870        478
------------------------------------------------------------------------------------------------------------------------------------
Total                                            14,002    14,110    14,002    14,110    1,492   1,571     12,789     12,925
====================================================================================================================================

In 2002, sales in Latin America decreased to EUR 767 million as a result of weaker currencies and soft market conditions, which placed the animal healthcare activities of Intervet under pressure. In the United States, Pharma's sales of oral contraceptives were affected by generic competition in 2002. Sales in The Netherlands were higher as a result of higher Chemicals' sales, while sales in the United Kingdom decreased due to lower sales from both Coatings and Chemicals. Asia sales grew mainly as a result of the strong performance of Marine and Protective Coatings, but also Chemicals sales increased, mainly in China.

Development of earnings more or less shows the same picture as sales, except for The Netherlands, where operating income was down despite higher sales, due to higher pension costs and lower Coatings' operating income earnings. The downturn in the Other European Countries mainly stems from lower Pharma earnings.

2001 COMPARED TO 2000

By many standards 2001 was a turbulent year. The brutal attacks on the United States brought about an international war against terrorism and aggravated a process of worldwide economic decline, which had previously set in. Against this background the Company showed resilience and reported net income close to the record earnings of 2000.

Our high growth in Pharma and the exit from the Fibers business (in 1999) have certainly contributed to this performance.

Pharma's strong performance largely compensated for an earnings decline of 5 percent in Coatings and 24 percent in Chemicals. Although these declines were moderate relative to their industrial peers, they only strengthened our determination to upgrade further our activities, through internal restructurings and portfolio improvements.

We also modified our portfolio to bring it further in line with our priorities. We invested heavily in growth in Pharma; capital expenditures increased and substantially exceeded depreciation in this segment. In addition, we acquired a bridgehead in the United States for our Biotech business. Still, excellent results and the divestment of our Diagnostics business created a positive net cash balance at Pharma.

Our Coatings and Chemicals activities funded their investments and acquisitions from their own generated cash flow. Emphasis was placed on a limited number of targeted acquisitions and divestments in Europe and the United States and some important greenfield investments in Asia, notably in China, and in Russia-two countries where market growth remained remarkably high during 2001.

SALES, COSTS AND INCOME


-------------------------------------------------------------------------------------------------
                                                                   Condensed statement of income
Millions of euros                                                      2001                2000
-------------------------------------------------------------------------------------------------
Net sales                                                            14,110              14,003
Cost of sales                                                        (7,393)             (7,436)
                                                                     -------             -------
Gross margin                                                          6,717               6,567
Selling, R&D, and G&A expenses, other results                        (5,146)             (4,926)
                                                                     -------             -------
Operating income before nonrecurring items*                           1,571               1,641
Nonrecurring items*                                                    (449)                (84)
                                                                     -------             -------
Operating income, after nonrecurring items*                           1,122               1,557
Financing charges, net                                                 (257)               (245)
                                                                     -------             -------
Operating income less financing charges                                 865               1,312
Income taxes                                                           (281)               (440)
                                                                     -------             -------
Earnings of consolidated companies after taxes                          584                 872
Earnings from nonconsolidated companies                      69                  65
Nonrecurring* gain / (loss) nonconsolidated companies       (14)                 78
                                                          -------             -------
                                                                         55                 143
                                                                     -------             -------
Earnings before minority interest                                       639               1,015
Minority interest                                                       (31)                (43)
                                                                     -------             -------
Net income before extraordinary items                                   608                 972
Extraordinary items after taxes                                          63                 (25)
                                                                     -------             -------
Net income                                                              671                 947
                                                                    ========             =======
Net income excluding extraordinary and nonrecurring items*              930                 956

* Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructuring and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items.

Sales
Net sales in 2001 amounted to EUR 14.1 billion, up 1 percent from 2000. Higher volume for Pharma was offset by lower volume for Coatings and Chemicals. Average selling prices were 2 percent higher. The effect of acquisitions and divestments, on balance, was nil, while currency translation had a negative effect of 1 percent.

Operating Income
Operating income of EUR 1,571 million was 4 percent below the record year 2000. Clear growth at Pharma, attributable to its successful product portfolio, almost offset the lower results of Coatings and Chemicals. Chemicals was hit especially by the economic downturn, particularly in the United States.
2001 operating income, including nonrecurring items, amounted to EUR 1,122 million (2000: EUR 1,557 million).

Financing Charges, net
Financing charges were somewhat higher than in 2000 due to higher short-term interest rates in the first half of 2001, the strong U.S. dollar and less capitalized interest, partially offset by the Company's lower debt level.

Income Taxes
The income tax charge for 2001 amounted to 32.5 percent, compared with 33.5 percent in 2000, reflecting changes in the geographic distribution of the Company's results.

Earnings from Nonconsolidated Companies
Earnings from nonconsolidated companies increased from EUR 65 million in 2000 to EUR 69 million in 2001. Higher results for ECI Elektro-Chemie, the Brazilian Catalysts joint venture FCC, and Nippon Ketjen Company were partially offset by lower earnings of Methanor.

Minority Interest
Minority interest decreased by EUR 12 million, predominantly due to lower results of the consolidated Coatings joint ventures in Turkey.

Extraordinary and Nonrecurring Items
The net nonrecurring loss of EUR 449 million for consolidated companies in 2001 consisted of the following elements:

----------------------------------------------------------
Millions of euros
----------------------------------------------------------
Gains on divestments                                   26
Pension premium refund Sweden                          19
Asset impairments and restructurings at
- Chemicals                                          (257)
- Coatings                                           (201)
- Pharma                                              (36)

----------------------------------------------------------
Total                                                (449)
==========================================================

Asset impairments and restructurings at Coatings and Chemicals mainly related to the Company's major restructuring plans.
Asset impairments were recognized for property, plant and equipment at various sites worldwide, certain intangible assets, and inventories.

The net nonrecurring after-tax loss for nonconsolidated companies in 2001 mainly related to nonrecurring charges recognized for Acordis. In July 2001, the Company announced major restructuring programs for Coatings and Chemicals. The divestment of Diagnostics and Printing Inks resulted in a net extraordinary gain of EUR 63 million.

Sales and Operating Income by Activities
For Akzo Nobel the change to the new millennium coincided with the most fundamental transformation in the Company's history. Fibers' exit in 1999 drastically changed the composition and face of Akzo Nobel.





-----------------------------------------------------------------------------------------------------------------------------------
                                                 Net sales          Operating income       Nonrecurring*        Operating income,
                                                                  before nonrecurring*        items            after nonrecurring*
                                                                         items                                        items
Millions of euros                              2001       2000      2001        2000      2001      2000         2001        2000
------------------------------------------------------------------------------------------------------------------------------------
Pharma                                        4,044      3,839       831         765        41        (2)         790         767
Coatings                                      5,591      5,568       426         447       200        13          226         434
Chemicals                                     4,604      4,740       340         445       218        77          122         368
Miscellaneous products, intragroup
deliveries,
and eliminations                               (129)      (144)      (26)        (16)      (10)       (4)         (16)        (12)
------------------------------------------------------------------------------------------------------------------------------------
Total                                        14,110     14,003     1,571       1,641       449        84        1,122       1,557
====================================================================================================================================

* Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructuring and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items.

Pharma


----------------------------------------------------------------------------------
                     Percentage                                         Percentage
                    of net sales                                      of net sales
Business unit               2001       Country of origin                      2001
-----------------------------------------------------------------------------------
Organon                       61       The Netherlands                          28
Intervet                      27       Germany                                   6
Diosynth                      12       United Kingdom                            4
                                       France                                    3
                                       Other European countries                 24
                                       USA and Canada                           21
                                       Latin America                             7
                                       Asia                                      6
                                       Other regions                             1
==================================================================================

In 2001, Pharma's sales of EUR 4.0 billion increased 5 percent compared to 2000. Acquisitions and divestments had a 4 percent negative influence. Volumes were up 9 percent while selling prices increased slightly by 2 percent. Currency translation effects had a 1 percent negative effect.

Pharma's operating income rose 9 percent to EUR 831 million in 2001 compared to 2000, despite considerably higher marketing and R&D expenses to boost growth. All three business units turned in strong performances.

Organon's healthcare activities achieved 12 percent autonomous growth and distinctly higher results than in 2000. Remeron continued its very successful performance with 51 percent sales growth. Organon's sales in the United States were EUR 876 million, up 30 percent on previous year and accounted for more than one third of Organon's worldwide sales. Double-digit sales growth was achieved in most of the other key-countries.

The animal healthcare activities continued their growth pattern with considerable sales gains and improved margins.

Diosynth heavily invested in further organic growth, made a strategic acquisition (the U.S. biotech company CBSI) and placed strong emphasis on the U.S. market. As a result of these actions and boosted by the tendency of pharmaceutical innovators to outsource the production of active ingredients, 2001 was a good year in terms of sales growth and profitability.

Return on sales of Pharma in 2001 was 20.5 percent against 19.9 percent in 2000. Return on investment amounted to 33.7 percent.

Coatings


--------------------------------------------------------------------------------------------
                                Percentage of                                  Percentage of
                                    net sales*                                     net sales
Business unit                            2001     Country of origin                     2001
--------------------------------------------------------------------------------------------
Decorative Coatings                         34    The Netherlands                          5
Industrial Coatings and Finishes            30    Germany                                  9
Marine & Protective Coatings                13    Sweden                                   6
Car Refinishes                              13    United Kingdom                          11
Industrial Products                         10    France                                   9
                                                  Other European countries                23
                                                  USA and Canada                          20
                                                  Latin America                            4
                                                  Asia                                     9
                                                  Other regions                            4
============================================================================================

* Ongoing activities

Despite increasing uncertainty and a significant deterioration of the business climate, first in the United States but later also in Europe, the previous year's sales level for Coatings of EUR 5.6 billion was maintained in 2001. Volumes decreased 2 percent, but selling prices were 3 percent higher. Negative currency translation effects were 2 percent, while acquisitions added 1 percent. Coatings' operating income before nonrecurring items of EUR 426 million was only 5 percent lower than 2000.

On balance, results of Decorative Coatings were somewhat better in 2001 than in the previous year. Activities in Europe recovered, while the recession in Turkey continued to have a negative impact. Car Refinishes succeeded in growing sales and its profitability level in the face of deteriorating market conditions. The industrial Coatings activities felt the impact of the economic downturn in virtually all geographic markets, notably the United States and Europe. Marine & Protective Coatings again achieved substantial growth in sales and earnings, helped by the shipbuilding boom in Asia Pacific.
Return on sales dropped to 7.6 percent in 2001, against 8.0 percent in 2000. Return on investment in 2001 was 18.1 percent compared to 19.8 percent in 2000.

Chemicals


-----------------------------------------------------------------------------------------
                                   Percentage                                  Percentage
                                 of net sales                                of net sales
Business unit                            2001        Country of origin               2001
-----------------------------------------------------------------------------------------
Pulp and Paper Chemicals                   21        The Netherlands                   25
Functional Chemicals                       16        Germany                            8
Surface Chemistry                          15        Sweden                            17
Polymer Chemicals                          12        UK                                 3
Base Chemicals                              7        Other European countries           7
Resins                                      9        USA and Canada                    29
Catalysts                                   8        Latin America                      4
Plastics and Processing Additives           4        Asia                               7
Salt                                        5
Energy                                      3
=========================================================================================

In 2001, the Chemical industry was impacted by recession, which started in the United States and later extended to Europe and Asia. The general trend toward globalization and concentration on core business created further customer consolidation and intensified competition. While we achieved an acceptable performance compared to our peers, we accelerated restructuring programs.

Sales for the year of EUR 4.6 billion were 3 percent below the previous year. Volumes were down 3 percent, while prices increased 1 percent. Currency translation effects had a negative impact of 1 percent.

Operating income fell 24 percent to EUR 340 million. Pulp & Paper Chemicals maintained its market position and registered distinctly higher results. Salt also turned in a strong performance. Despite the economic slowdown, Surface Chemistry results came close to the record achieved in 2000. Base Chemicals' earnings were below the previous year's record, largely due to a planned major overhaul in its Rotterdam plant. Catalysts' results were lower, principally due to higher raw material and energy costs in the United States; however, performance improved in the second half of the year after the Los Angeles site was closed. Functional Chemicals had a very difficult year with much lower results. For Polymer Chemicals, four years of strong sales growth came to an abrupt halt at the end of 2000, causing 2001 earnings to be considerably lower than 2000. Resins and Plastics & Processing Additives also remained below their 2000 earnings level.

Return on sales was 7.4 percent in 2001 (2000: 9.4 percent). Return on invested capital decreased from 15.2 percent in 2000 to 11.0 percent in 2001.

Sales by nonconsolidated companies, on a 100 percent basis, totaled EUR 1.7 billion.

Chemicals' share in earnings of these companies was EUR 55 million, after taxes.

Geographic Developments

---------------------------------------------------------------------------------------------------------------------------------
                                          Net sales,          Net sales,                Operating income   Identifiable assets
                                               by               by origin            before nonrecurring*
                                           destination                                       items

Millions of euros                     2001        2000          2001          2000       2001     2000        2001       2000
---------------------------------------------------------------------------------------------------------------------------------
The Netherlands                        720         787         2,533         2,214        219      360       2,595      2,860
Germany                              1,052       1,064         1,070         1,134         82       83         931      1,599
Sweden                                 512         538         1,088         1,268         67       79         831        762
United Kingdom                       1,036       1,052           924           966         38       55       1,365      1,198
Other European countries             3,964       3,879         3,266         3,025        712      558       1,842      2,017
USA and Canada                       3,802       3,596         3,263         3,198        190      237       3,090      2,324
Latin America                          917         944           660           704        104       91         589        592
Asia                                 1,429       1,466         1,039         1,132        113      122         859        865
Other regions                          678         677           267           362         46       56         345        308
Eliminations, cash and cash
equivalents, and nonconsolidated
companies, net                                                                                                 478        182
-------------------------------------------------------------------------------------------------------------------------------
Total                               14,110      14,003         14,110       14,003      1,571    1,641      12,925     12,707
===============================================================================================================================

* Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructuring and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items.

In 2001, sales grew in the United States and Canada, while sales in other areas decreased.
Operating income increased in other European countries and Latin America, while earnings in all other areas decreased.
In the Netherlands, earnings for Pharma and Chemicals decreased significantly, while Coatings' earnings were slightly up. Lower Swedish results were mainly due to Coatings, while the lower United Kingdom earnings were mainly driven by Chemicals.
The increased operating income in other countries was driven by an increase of Pharma earnings in Switzerland and Ireland as well as an increased operating income of Pharma and Coatings in France. As a result of the economic downturn, strengthened by the events of September 11, the United States results decreased, mainly in Chemicals, but also in Coatings and in Pharma.
Despite lower earnings for Argentina and Brazil, results for Latin America increased due to Chemicals.
Asia earnings increased considerably in China, mainly Coatings, which was offset by a decrease of Pharma earnings in Japan.

LIQUIDITY AND CAPITAL RESOURCES

To Akzo Nobel's knowledge, and other than as disclosed herin, there are no trends or any demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material change in Akzo Nobel's liquidity. As of the date of this Annual Report, Akzo Nobel has no material commitments for capital expenditures other than arising from the normal course of business, and other than as disclosed herin, and, to the knowledge of Akzo Nobel, there are no material trends, favorable or unfavorable, in Akzo Nobel's capital resources. Akzo Nobel believes that its capital resources and funds generated by operations will be sufficient to satisfy future capital expenditures and other commitments in connection with its ongoing business. Akzo Nobel may, however, utilize other sources of funding, from time to time, as and when appropriate. For refinancing part of our short-term borrowings and expiring long-term borrowings, early in May 2002 a EUR 1 billion bond loan was issued, maturing in 2009.

Condensed Statement of Cash Flows

---------------------------------------------------------------------------------------------
Millions of euros                                                 2002       2001        2000
---------------------------------------------------------------------------------------------

Cash inflow from operations                                      1,431      1,578       1,734
Working capital (decrease) / increase                              117       (141)       (367)
                                                                 -----      ------      ------
Net cash provided by operating activities                        1,548      1,437       1,367

Investments in noncurrent assets                                  (749)      (910)       (762)
Net cash effect of acquisitions                                   (257)      (314)       (270)
Proceeds from divestments/redemptions                              227        478         441
                                                                 -----      ------      ------
Net cash used in investing activities                             (779)      (746)       (591)

Cash dividends paid                                               (363)      (376)       (313)
Purchase of shares                                                  (6)       (10)
Issuance of shares                                                   4          3           1
Net (redemption) / increase of borrowings                         (290)      (265)       (984)
                                                                 -----      ------      ------
Net cash (used for) / generated by financing activities           (655)      (648)     (1,296)

Effect of exchange rate changes on cash and cash equivalents       (49)        (4)          4
----------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                 65         39        (516)
==============================================================================================


Net cash provided by operating activities amounted to EUR 1.5 billion in 2002, EUR 1.4 billion in 2001 and EUR 1.4 billion in 2000. Earnings in 2002 were higher as a result of lower provisions for restructurings and lower financing charges. Also better control over working capital had a positive effect on net cash provided by operations. However, this was partially offset by additional pension premiums paid as well as higher payments from provisions, as a result of the execution of restructuring programs.

Net cash used in investing activities amounted to EUR 0.8 billion in 2002, EUR 0.8 billion in 2001 and EUR 0.6 billion in 2000. Acquisitions expenditures mainly concerned Ferro's powder coatings activities, Awlgrip(R) marine and aerospace coatings business, and Crompton's Industrial Specialties. Proceeds from divestments principally related to the sale of Rosemont Pharmaceuticals Ltd. and Printing Inks.
Net cash used for financing activities was principally the net effect of the EUR 1 billion public bond in May 2002 and the redemption of short-term borrowings. Of this bond, EUR 500 million was swapped into USD 445 million with floating LIBOR-related interest.

During the year, the Company continued to use the money market, including the euro and U.S. commercial paper markets for short-term funding requirements.

Akzo Nobel has a U.S. commercial paper program of USD 1.0 billion and a euro commercial paper program of EUR 1.5 billion. At December 31, 2002, borrowings under these commercial paper programs aggregated EUR 396 million. This short-term financing is supported by Akzo Nobel's existing credit facility of USD 1.0 billion as well as its EUR 1.0 billion backup facility, both maturing in the fourth quarter of 2003. As at the end of 2002, these facilities were not used.

At present the Company's long-term credit rating from Standard & Poors is A-with a short-term rating of A-2. The current long-term credit rating from Moody's is A3 and their short-term rating is P-2. All ratings mentioned have a so-called "negative outlook" to them.

The present rating is 3 notches above the so-called high yield-zone. However, if the Company's rating due to whatever circumstances, would approach or enter the high-yield zone, this will not only result in increased financing cost for the Company but could also reduce availability of credit, especially at commercially acceptable rates.

It should be noted, however, that the Company's present loan documentation does not include any rating covenants.

A security rating is not a reccommendation to buy, sell of hold securities. The rating may be subject to revision or withdrawal at any time by the rating organisation. Each rating should be valued independently of any other rating.

At December 31, 2002, the Company had a cash position of EUR 0.5 billion.

Equity went down EUR 0.8 billion, mainly the result of a EUR 1.1 billion after-tax minimum pension liability charge, while net interest-bearing borrowings decreased by EUR 0.8 billion as a consequence of our debt reduction program. Gearing* increased from 1.34 to 1.46. Interest coverage** improved from 6.1 in 2001 to 7.3 in 2002.

* Net interest-bearing borrowings divided by equity
**Operating income before nonrecurring items divided by financing charges, net.

Contractual obligations

The following table summarizes our principal contractual obligations at December 31, 2002.

---------------------------------------------------------------------------------------------------
Contractual obligations                                     Payments due by period
Millions of euros

                                                           Less than       1-3       4-5    After 5
                                                  Total       1 year     years     years      years
---------------------------------------------------------------------------------------------------
Long-term debt and capital lease obligations*     2,797          734       299       110      1,654
Operating leases and other commitments              647          188       284        76         99
---------------------------------------------------------------------------------------------------
Total Contractual Obligations                     3,444          922       583       186      1,753
===================================================================================================

* of which capital leases total EUR 42 million.

Other Commercial Commitments

Purchase commitments for property, plant and equipment aggregated EUR 127 million at December 31, 2002. At December 31, 2001, these commitments totaled EUR 140 million. In addition, the Company has purchase commitments for raw materials and supplies incident to the ordinary conduct of business.

Guarantees related to nonconsolidated companies totaled EUR 9 million (at December 31, 2001: EUR 11 million). As general partners in several partnerships, Akzo Nobel companies are liable for obligations incurred by these partnerships. At December 31, 2002, the risk ensuing from these liabilities was EUR 159 million (at December 31, 2001:
EUR 156 million).

Certain Trading Activities

Although the Company hedges certain foreign currency, interest and raw material pricing exposures, it does not actively trade in derivative financial instruments. Furthermore, the Company does not hold any derivative financial instruments where fair values are determined other than on an active trading market.

Off-Balance Sheet Transactions

Other than the activities in nonconsolidated joint ventures with other (industrial) partners, and operational leases of certain assets, the Company does not utilize special-purpose entities or engage in other off-balance sheet activities.


RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and development spending amounted to EUR 790 million in 2000, EUR 847 million in 2001, and EUR 912 million in 2002. The Company's research and development policies are specific to each of its three groups. For additional information regarding the Company's research and development policies for the last three years, see Item 4 "Information on the Company" under B. Business Overview.

CRITICAL ACCOUNTING POLICIES

For the financial years up to and including 2002, Akzo Nobel has presented its financial statements on a basis consistent with generally accepted accounting principles in The Netherlands ("NL GAAP"). The preparation of Akzo Nobel's financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent liabilities at the date of our financial statements. The policies that management considers to be most important to the presentation of Akzo Nobel's financial condition and results of operations and to require the most significant demands on management's judgments and estimates about matters that are inherently uncertain are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Akzo Nobel believes that of its significant accounting policies (see Note 2 to the consolidated financial statements), the following may involve a higher degree of judgment and complexity, which in turn could materially affect net income and the balance sheet if various assumptions were changed significantly.

A complete description of Akzo Nobel's accounting policies appears on pages 102 through 105 of this Report - Summary of Significant Accounting Policies Used in Preparing the Consolidated Financial Statements ("Accounting Policies").

Impairment

The Company reviews long-lived assets for impairment when events or circumstances indicate carrying amounts may not be recoverable. Assets subject to this review include intangible and tangible fixed assets.

In determining impairments of intangible and tangible fixed assets, management must make significant judgments and estimates to determine if the undiscounted cash flows generated by those assets are less than their carrying value. Determining undiscounted cash flows requires the use of judgments and estimates that have been included in the Company's strategic plans and long-range planning forecasts. The data necessary for the execution of the impairment tests are based on management estimates of future cash flows, which require estimating revenue growth rates and profit margins. Assets (except for goodwill) are written down to their fair value when the undiscounted cash flows are less than the carrying value of the assets. The fair value of impaired assets is determined by taking into account these estimated cash flows and using a net present value technique based on discounting these cash flows with business specific discount rates. For goodwill the Company applies the provisions of SFAS 141 and 142. For further details reference is made to Item 18 "Consolidated Financial Statements", Note 21(a).

Changes in assumptions and estimates included within the impairment reviews could result in significantly different earnings than those recorded in the financial statements.

Accounting for income taxes

As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which the Company operates. This process involves estimating actual current tax expense and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The Company must then assess the likelihood that deferred tax assets will be recovered from future taxable income. A valuation allowance is recognized to reduce deferred tax assets if, and to the extent, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The Company has recorded a valuation allowance of EUR 65 million as of December 31, 2002, based on estimates of taxable income by jurisdiction in which the Company operates and the period over which deferred tax assets are recoverable. In the event actual results differ from these estimates in future periods, and depending on the tax strategies that the Company may be able to implement, changes to the valuation allowance could be required, which could impact our financial position and results of operations.

Provisions

By their nature, provisions for contingent liabilities are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates as to the probable outcome and the amount of the potential cost of resolution. Contingent liabilities are recognized by a charge against income when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The low end of the range is accrued for costs of future liabilities that may ultimately arise when such a range of possible loss is known.

Contingent liabilities and provisioning for environmental matters, antitrust cases, other litigation (including Remeron(R) cases), and tax disputes are discussed in Note 14 - Commitments and Contingent Liabilities of the Notes to the Consolidated Financial Statements of Akzo Nobel. For provisions for environmental matters such estimates are based on the nature and seriousness of the contamination as well as on the technology required for cleanup. The provision for antitrust cases is based on an estimate of the probable costs, fines and civil damages, taking into account legal advice and the current facts and circumstances. Provisions for other litigation and tax disputes are also based on an estimate of the probable costs, taking into account legal advice and information currently available.

Should the actual outcome differ from the assumptions and estimates, revisions to the estimated provisions would be required, which could impact our financial position and results of operations.

Accounting for pensions and other postretirement benefits

Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee's approximate service period, based on the terms of the plans and the investment and funding decisions made by the Company. The accounting requires management to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, and future healthcare costs. Periodically management consults with outside actuaries regarding these assumptions. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. The Company's policies and key assumptions are included Note 20 - Pensions and Postretirement Benefits other than Pensions of the Notes to the Consolidated Financial Statements of Akzo Nobel.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, Statement of Financial Accounting Standards No. 141, Business Combinations, (SFAS No. 141) and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142) were issued. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002.

Upon adoption of SFAS No. 142, the Company evaluated its existing intangible assets and goodwill that were acquired in purchase business combinations, and made necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company reassessed the useful lives and residual values of all intangible assets acquired. The intangible assets with an indefinite useful life were tested for impairment in accordance with the provisions of SFAS No. 142. This did not lead to additional charges in the Company's statement of income.

In June 2001, Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143) was issued. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company has not yet determined the impact of adopting SFAS No. 143.

In April 2002, Statement of Financial Accounting Standards No. 145, Rescission of Statements of Financial Accounting Standards No. 4, 44 and 64, Amendment of Statement of Financial Accounting Standard No. 13, and Technical Corrections (SFAS No. 145) was issued. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

In June 2002, Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146) was issued. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company will adopt SFAS No. 146 as of January 1, 2003.

In November 2002, Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of Statements of Financial Accounting Standards No. 5, 57 and 107 and a rescission of Statement of Financial Accounting Standards Interpretation No. 34 was issued. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002, and are included in the notes to these consolidated financial statements.

In December 2002, Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS No. 148) was issued. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first interim reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements.

FORWARD LOOKING STATEMENT ON 2003

The business climate for 2003 is highly uncertain. Currencies will probably be negative for us, especially during the first six months of 2003, and pension charges will again go up. Furthermore, the Company will be confronted with generic competition for Remeron(R).

We will continue to focus Company-wide on three critical priorities: Customers, Costs, and Cash. We will use our imagination to serve our customers better than our competitors.
Cost-cutting opportunities will be vigorously pursued; where needed, additional restructuring programs will be implemented. We will also continue our debt reduction program through strict cash discipline. Capital expenditures will be restricted to the order of magnitude of 2002. On top of that, we will continue to screen our activities and upgrade our portfolio based on value creation.

Nevertheless, at present we have to assume that net income for 2003, excluding extraordinary and nonrecurring items, will be significantly below the level of 2002.

We plan to generate a financial surplus also in 2003 and therefore anticipate that no additional funds will have to be raised for ongoing operations. Excluding acquisitions and divestments, the number of employees is expected to decrease due to the implementation of restructuring programs at all groups.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

At each general meeting of shareholders at least one-fourth of the total of the membership of the Supervisory Board must resign. Such resignations are designated by the Supervisory Board on a rotating basis. A Supervisory Board member who resigns and is less than 70 years old is eligible for re-election. The number of members of the Supervisory Board or the Board of Management shall be determined by the general meeting of shareholders upon the proposal made by the meeting of the holders of priority shares. The members of the Supervisory Board and the Board of Management shall be appointed to and removed from office by the general meeting of shareholders. A resolution to remove a member of the Board of Management, other than by the proposal of the Supervisory Board, can only be adopted by two-thirds of the votes cast at the general meeting of the shareholders. Appointment of the members of the Supervisory Board and of the Board of Management shall be made from a binding list of at least two nominees for each vacancy to be filled. The nominees to fill any such vacancies shall be selected by the meeting of holders of priority shares within three months following the date on which the Board of Management by registered letter invites the holders of priority shares to do so. If the nominees have not been selected by the priority shareholders within such period, the general meeting of shareholders shall be free to nominate and appoint members to the Supervisory Board and the Board of Management. Nominees for any one vacancy may not at the same meeting be nominated to fill any other vacancy.

The Supervisory Board and the Board of Management shall each appoint its own secretary, which may be the same person.

                                                                                                    Served in such or
Supervisory Board                                                                                 similar Supervisory
(At March 31, 2003)    Principal Occupation                                                      Board capacity since
---------------------------------------------------------------------------------------------------------------------
Aarnout A. Loudon           Former Chairman of the Board of Management of Akzo Nobel                                  1994
(1936, Dutch),              Chairman of the Supervisory Board of ABN AMRO Bank
Chairman                    Member of the Supervisory Board of Royal Dutch Petroleum Company

Frits H. Fentener van       Managing Director of Flint Holding, the Netherlands                                       1984
Vlissingen                  Advisory Director of Unilever
(1933, Dutch),              Deputy Chairman of the Supervisory Board of SHV Holdings, the Netherlands
Deputy Chairman             Chairman of the Supervisory Board of Draka, the Netherlands
                            Member of the Supervisory Board of CSM, the Netherlands

The Rt. Hon. Virginia       Former Secretary of State for Health and Member of the British Cabinet                    2000
Bottomley MP                Governor of the London School of Economics
(1948, British)             Partner of Odgers Ray & Berndtson

L. Paul Bremer, III         Former U.S. Ambassador to the Netherlands Chairman & CEO of Marsh Crisis                  1997
(1941, American)            Consulting
                            Nonexecutive Director of Air Products & Chemicals, Pennsylvania
                            Chairman of the U.S. National Commission on Terrorism

Abraham E. Cohen       Former Senior Vice President of Merck & Co and President of Merck Sharp & Dohme               1992
(1936, American)       International Chairman of Vascomedical, New York, and Neurobiological
                       Technologies, California Nonexecutive Director of Smith Barney (Mutual Funds),
                       New York, and Teva Pharmaceutical Industries, Israel
Hilmar Kopper          Chairman of the Supervisory Board of DaimlerChrysler                                          1990
(1935, German)         Member of the Supervisory Board of Solvay
                       Advisory Director of Unilever
                       Nonexecutive Director of XEROX

Alain Merieux          Chairman of BioMerieux                                                                        2002
(1938, French)         Director of WENDEL Investissement, Eurazeo, Rue Imperiale de Lyon
                       Compagnie Plastic Omnium SA, and Lazard LLC

Lars H. Thunell        President and CEO of SEB Skandinaviska Enskilda Banken                                        1999
(1948, Swedish)        Member of the Board of Swedish Bankers Association
                       Member of the Board of b-business partners B.V., the Netherlands
                       Member of the Board of the Swedish Industry and Commerce Stock Exchange Committee
                       Chairman of the Board of IBX, Integrated Business
                       Exchange AB

Maarten C. van Veen    Former CEO Koninklijke Hoogovens, the Netherlands                                             1997
(1935, Dutch)          Chairman of the Supervisory Board of Koninklijke Volker Wessels Stevin, the Netherlands
                       Deputy Chairman of the Supervisory Board of ABN AMRO Bank
                       Deputy Chairman of the Supervisory Board of Imtech, the Netherlands
                       Nonexecutive Director of Corus Group

Karel Vuursteen        Former CEO of Heineken, the Netherlands                                                       2002
(1941, Dutch)          Member of the Supervisory Boards of Gucci Group, Heineken Holding, ING Group,
                       Koninklijke Ahold, and
                       Randstad Holding, the Netherlands
                       Member of the Supervisory Board of Henkel, Germany
                       Member of the Supervisory Board of Electrolux, Sweden
                       Vice Chairman of Nyenrode University, the Netherlands

Mr. Loudon, Mr. Fentener van Vlissingen, Mr. Bremer, III and Mr. Van Veen are the members of the Nomination and Remuneration Committee. The Audit Committee is formed by Mr. Fentener van Vlissingen, Mr. Cohen, Mr. Kopper and Mr. Thunell. The Supervisory Board has determined, that Mr.Thunell is an Audit Committee Financial Expert as defined in Section 10a (m)(3) of the Securities Exchange Act of 1934.

Activities

During the year the Supervisory Board met five times. The September meeting was held in the United States when the new Organon headquarters were opened. The Board also had a meeting without the Board of Management being present. The Board was regularly informed through business reports, rolling forecasts, strategic and operational plans, and presentations by the Board of Management and it periodically consulted with the Board of Management on strategy, finance, and major actions.

Topics of discussion included:

- the Company's overall strategy

- economic and market developments

- Corporate Governance and compliance with the U.S. Sarbanes-Oxley Act of 2002

- risks and risk management

- Human Resources policy

- pensions

- the Company's financial structure

- restructuring measures

- major investment projects, acquisitions, and divestments.

The Nomination and Remuneration Committee prepared proposals for nomination and reappointment to the Supervisory Board and the planning of succession within the Board of Management. Furthermore, the Committee made remuneration proposals for the members of the Board of Management, including the granting of stock options and other benefits, for approval by the Supervisory Board.

The Audit Committee held consultations with the Chairman of the Board of Management, the Chief Financial Officer, and the external and internal auditors on such issues as accounting principles, internal control, administrative organization, and risk management. The Audit Committee verified the external auditors' independence, in particular with regard to nonauditing services rendered. In addition, the Committee prepared the proposal to the Supervisory Board for the succession of the lead audit partner in the context of the desirability of periodic transfer of responsibility. In January 2003, the draft 2002 Financial Statements were extensively discussed with the Board of Management, the external auditors, and the internal auditors. At the recommendation of the Audit Committee the full Board approved the Financial Statements.

Changes in the Supervisory Board
At the General Meeting of Shareholders of April 24, 2002, membership of the Supervisory Board was raised by one and fixed at ten. Lo C. van Wachem, who had served on the Board for ten years, stepped down, as he had reached retirement age. The vacancies were filled by the appointment of Alain Merieux and Karel Vuursteen. Also at that meeting, L. Paul Bremer, III and Maarten C. van Veen stepped down as their terms of office were expiring. They were reappointed.

At the General Meeting of Shareholders of April 17, 2003, Hilmar Kopper, who has served on the Board for thirteen years, stepped down as his term of office is expiring. Mr. Kopper was not available for reappointment.

Also at that meeting, it was approved that membership of the Supervisory Board be raised to eleven, and that Uwe-Ernst Bufe and Cees J.A. van Lede be appointed as members. Until 2000, Mr. Bufe (58) was chairman of the board of management of Degussa A.G.

------------------------------------------------------------------------------------
Board of Management                                                Served in such or
(At March 31, 2003)           Position with Company           similar capacity since
------------------------------------------------------------------------------------
Cees J.A. van Lede            Chairman                                          1991
(1942, Dutch)

Fritz W. Froehlich            Deputy Chairman                                   1993
(1942, German)

A.T.M. (Toon) Wilderbeek      Pharma                                            2002
(1950, Dutch)

Rudy M.J. van der Meer        Coatings                                          1993
(1945, Dutch)

Dag Stroemqvist               Chemicals                                         2000
(1942, Swedish)

G.J. (Hans) Wijers                                                              2002
(1951, Dutch)

------------------------------------------------------------------------------------
Secretary to the Supervisory Board and the Board of Management        Served in such
(At March 31, 2003)                                                   capacity since
------------------------------------------------------------------------------------
G.H. (Han) Jalink                                                               2002
(1949, Dutch)

Changes in the Board of Management
Effective May 1, 2003, Mr. van Lede will retire as Chairman of the Board of Management to be succeeded by Hans (G.J.) Wijers, who joined the Board on October 1, 2002. As from July 1, 2002, Mr. Wijers acted as advisor to the Board of Management.

To provide for a gradual transition of management responsibilities, Dag Stroemqvist will postpone his retirement date beyond May 2004 to the end of that year, if so desired at that point in time.

B. COMPENSATION

Total Remuneration

Pursuant to the Dutch "Disclosure of Remuneration of Board Members Act," total remuneration and shares held by members of the Supervisory Board and the Board of Management is specified below.
In 2002, the aggregate remuneration of the Supervisory Board and Board of Management was EUR 8.9 million. The aggregate amount set aside or accrued by the Company in 2002 to provide pension, retirement or similar benefits for those individuals was EUR 3.1 million.

Supervisory Board

In respect of their functions the members of the Supervisory Board received the following remuneration:

--------------------------------------------------------------------------------
In euros                                                          2002      2001
--------------------------------------------------------------------------------
Aarnout A. Loudon, Chairman (1)                                 52,000    52,000
Frits H. Fentener van Vlissingen, Deputy Chairman (1)(2)        45,500    45,500
Virginia Bottomley                                              41,000    41,000
L. Paul Bremer, III (3)                                         42,100    41,000
Abraham E. Cohen (2)                                            45,500    45,500
Hilmar Kopper (2)                                               45,500    45,500
Alain Merieux, from May 1, 2002                                 27,300
Lars H. Thunell (2)                                             45,500    45,500
Maarten C. van Veen (1)                                         45,500    45,500
Karel Vuursteen, from May 1, 2002                               27,300
Lo C. van Wachem (1), till May 1, 2002                          15,200    45,500
--------------------------------------------------------------------------------
(1) Member of the Nomination and Remuneration Committee.
(2) Member of the Audit Committee.
(3) From October 1, 2002, member of the Nomination and Remuneration Committee.
--------------------------------------------------------------------------------

Board of Management

The service contracts of the members of the Board of Management are determined by the Supervisory Board, which has delegated this task to the Nomination and Remuneration Committee. The objective of the Company's remuneration policy is to provide remuneration in a form that will motivate and retain the members of the Board of Management as top executives of a major international company. In the determination and differentiation of the remuneration level of the Chairman, the Deputy Chairman, and the other members due allowance is made for the individual's specific responsibilities. Remuneration is differentiated on a basis comparable to that in other large international companies. To ensure that remuneration is linked to performance, members of the Board of Management are granted a variable remuneration component related to specific targets; as from the year 2000, this component is primarily dependent on the Economic Value Added realized.

The salaries of the members of the Board of Management were increased by 4 percent on April 1, 2002 (the previous adjustment was made on January 1, 2001). The members of the Board of Management received the following salaries, performance-related bonuses and other emoluments:

--------------------------------------------------------------------------------
In euros                                                      2002   2001
--------------------------------------------------------------------------------
Cees J.A. van Lede, Chairman
                                            Salary              623,100  605,000
                                            Bonus               377,200  447,700
                                            Other emoluments      5,600    5,700

Fritz W. Froehlich, Deputy Chairman
                                            Salary              533,500  525,900
                                            Bonus               316,700  370,800
                                            Other emoluments      7,800    7,900

Rudy M.J. van der Meer
                                            Salary              445,000  432,000
                                            Bonus               261,400  303,800
                                            Other emoluments      5,600    5,700

Dag Stroemqvist
                                            Salary              445,000  432,000
                                            Bonus               261,400  303,800
                                            Other emoluments      5,200    5,300

Paul K. Brons, till July 1, 2002
                                            Salary              220,300  432,000
                                            Bonus               130,700  303,800
                                            Other emoluments      3,000    5,300

A.T.M. (Toon) Wilderbeek, from July 1, 2002
                                            Salary              224,600
                                            Bonus               127,800
                                            Other emoluments      2,600

G.J. (Hans) Wijers, from October 1, 2002
                                            Salary              134,700
                                            Bonus                76,600
                                            Other emoluments      1,500

--------------------------------------------------------------------------------



Pension Plan
Different pension plans are provided for members of the Board of Management, based on the salaries and local customs and rules in the countries of origin. Members of the Board of Management normally retire in the year that they reach the age of 62.

For the incumbent members on January 1, 2002, accrued pension benefits are based on length of service and membership of the Board of Management. As from January 1, 2002, the pension benefits for newly appointed members are based on an income- and age-related defined contribution plan, which duly takes account of the pension benefits accrued in the past. As a consequence, additional provisions were made in the amount of EUR 485,800 for Mr. Wijers and in the amount of EUR 584,600 for Mr. Wilderbeek.

Besides the aforementioned provisions and after deduction of any contributions paid by the board members, pension expenses were as follows:


--------------------------------------------------------------------------------
Euros
--------------------------------------------------------------------------------

Cees J.A. van Lede                                                       455,900
Fritz W. Froehlich                                                       465,500
Rudy M.J. van der Meer                                                   402,700
Dag Stroemqvist                                                          277,100
Paul K. Brons                                                            118,500
A.T.M. (Toon) Wilderbeek                                                  47,500
G.J. (Hans) Wijers                                                        36,800
--------------------------------------------------------------------------------

Arrangements

Effective July 1, 2002, Mr. Brons retired ten months before the retirement age of 62.
Mr. van Lede will retire early on May 1, 2003. As a consequence, salary and pension provisions were made in the amount of EUR 448,400 at June 30, 2002, and in the amount of EUR 844,200 at December 31, 2002.

Of the allowance paid in 2000 to Mr. Stroemqvist in connection with his relocation from Sweden to the Netherlands, an amount of EUR 30,500 was charged to income in 2002.

Former Members of the Board of Management
Charges relating to former members of the Board of Management amounted to EUR 274,200, mainly due to pension expenses.

Stock Options
For a description of the option plan until 1998 and the revised option plan, reference is made to not 13 of the Notes of the Consolidated Financial Statement of Akzo Nobel. The conditional options granted in 2002 to members of the Board of Management have an exercise price of EUR 46.53 and the expiry date is April 25, 2012. After three years, the number of options granted can be decreased by a maximum percentage of 50, if specific performance criteria are not or not sufficiently met.

The aggregate number of options held by the members of the Board of Management is as follows:

------------------------------------------------------------------------------------------------------------------------
                                Exercise       Outstanding                              Outstanding
                  Year of          price       at December     Granted    Exercised     at December               Expiry
                    issue         in EUR          31, 2001     in 2002      in 2002        31, 2002                 date

------------------------------------------------------------------------------------------------------------------------

Cees J.A. van Lede   1997          28.10            11,592                   11,592
                     1998          47.40            36,000                                   36,000      April 28, 2003
                     1999          42.50            36,000                                   36,000      April 25, 2004
                     2000          44.82            39,600                                   39,600      April 27, 2010
                     2001          46.75            39,600                                   39,600      April 30, 2011
                     2002          46.53                       39,600                        39,600      April 25, 2012

Fritz W. Froehlich   1998          47.40            24,000                                   24,000      April 28, 2003
                     1999          42.50            27,000                                   27,000      April 25, 2004
                     2000          44.82            29,700                                   29,700      April 27, 2010
                     2001          46.75            29,700                                   29,700      April 30, 2011
                     2002          46.53                       29,700                        29,700      April 25, 2012

Rudy M.J. van der
Meer                 1997          28.10            10,060                   10,060
                     1998          47.40            24,000                                   24,000      April 28, 2003
                     1999          42.50            24,000                                   24,000      April 25, 2004
                     2000          44.82            26,400                                   26,400      April 27, 2010
                     2001          46.75            26,400                                   26,400      April 30, 2011
                     2002          46.53                       26,400                        26,400      April 25, 2012

Dag Stroemqvist      1998          47.40             6,000                                    6,000      April 28, 2003
                     1999          42.50             6,000                                    6,000      April 25, 2004
                     2000          44.82             3,300                                    3,300      April 27, 2005
                     2000          44.82            13,200                                   13,200      April 27, 2010
                     2001          46.75            26,400                                   26,400      April 30, 2011
                     2002          46.53                       26,400                        26,400      April 25, 2012

A.T.M. (Toon)        1998          47.40             4,400                                    4,400      April 28, 2003
                     1999          42.50             4,500                                    4,500      April 25, 2004
                     2000          44.82             6,600                                    6,600      April 27, 2005
                     2001          46.75             6,600                                    6,600      April 30, 2006
                     2002          46.53                        3,300                         3,300      April 25, 2009
                     2002          46.53                       13,200                        13,200      April 25, 2012

G.J. (Hans) Wijers   2002          46.53                       14,850                        14,850      April 25, 2012

Paul K. Brons*       1997          28.10             5,060                    5,060
                     1998          47.40            24,000                                   24,000      April 28, 2003
                     1999          42.50            24,000                                   24,000      April 25, 2004
                     2000          44.82            26,400                                   26,400      April 27, 2010
                     2001          46.75            26,400                                   26,400      April 30, 2011
                     2002          46.53                       26,400                        26,400      April 25, 2012


* In early retirement per July 1, 2002

All the options with an expiry date after the year 2004 are conditional options; the remainder is unconditional.

C. BOARD PRACTICES

Reference is made to information under Item 6.A.

D. EMPLOYEES

The tables below set forth the distribution of the number of employees per group and geographical area for the last three fiscal years.


--------------------------------------------------------------------------------
                                   Number of employees per segment, December 31
                                      2002               2001               2000
--------------------------------------------------------------------------------
Pharma                              21,800             21,100             21,000
Coatings                            29,800             28,900             30,300
Chemicals                           15,100             15,100             15,800
Other                                1,200              1,200              1,300
--------------------------------------------------------------------------------
Total                               67,900             66,300             68,400
================================================================================

The workforce expansion of 1,600 from acquisitions mainly related to Ferro's powder coatings activities, the German decorative coatings distributor Wuemeg, Crompton's Industrial Specialties, and ECI Elektro-Chemie.

In 2001, Coatings and Chemicals initiated restructuring programs for a workforce reduction of 3,500. In 2002, additional programs in all three groups were announced for a further reduction of 1,500. On top of that, the Company announced in 2003 additional plans for further global workforce reduction at Pharma of 500. So, in total the Company has workforce reduction plans of 5,500, of which 2,200 have been realized ultimo 2002.
The Company expanded its workforce in those activities and regions where it is growing, like in Asia.

--------------------------------------------------------------------------------
                         Number of employees by country or region, December 31,
                                      2002               2001               2000
--------------------------------------------------------------------------------
The Netherlands                     13,000             12,700             12,800
Germany                              4,700              4,200              4,700
Sweden                               4,500              4,500              4,700
United Kingdom                       4,900              5,200              5,600
Other European countries            14,400             14,800             15,300
USA and Canada                      10,600             10,300             10,600
Latin America                        4,700              4,500              4,700
Asia                                 8,800              7,900              7,600
Other regions                        2,300              2,200              2,400
--------------------------------------------------------------------------------
Total                               67,900             66,300             68,400
================================================================================


The Company generally has good relationships with the labor unions.

E. SHARE OWNERSHIP

Shares of Akzo Nobel N.V. held by the Members of the Supervisory Board and the Board of Management
At March 31, 2003, the members of Supervisory Board held 47,529 Akzo Nobel N.V. common shares and did not hold any other Akzo Nobel N.V. securities. The ownership breaks down as follows:

--------------------------------------------------------------------------------
Number of shares
--------------------------------------------------------------------------------
Frits H. Fentener van Vlissingen                                          42,332
L. Paul Bremer, III                                                          500
Abraham E. Cohen                                                           4,000
Maarten C. van Veen                                                          297
Karel Vuursteen                                                              400
--------------------------------------------------------------------------------

At March 31, 2003, the members of the Board of Management held 17,468 Akzo Nobel N.V. common shares. The ownership breaks down as follows:

--------------------------------------------------------------------------------
Number of shares
--------------------------------------------------------------------------------
Cees J.A. van Lede                                                         5,500
Fritz W. Froehlich                                                         1,000
Rudy M.J. van der Meer                                                     1,168
Dag Stroemqvist                                                            8,200
G.J. (Hans) Wijers                                                         1,600
--------------------------------------------------------------------------------

Members of the Board of Management held no options other than the aforementioned stock options. All members of the Board of Management participate in the Akzo Nobel Employee Share Plan, whereby Akzo Nobel N.V. common shares are conditionally granted and vest after three years. In 2002, 5 shares were granted (2001: 6 shares).

No member of the Supervisory Board or the Board of Management beneficially owns more than 1 percent of Akzo Nobel N.V. common shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As required by the Disclosure of major Holdings in Listed Companies Act 1996, the Netherlands Authority for the Financial Markets announced in July 2002 that ING had acquired a position of 5 percent in Akzo Nobel common shares. ING does not have any different voting rights from the rights of other common shareholders.

At year-end 2002, Akzo Nobel estimates that there were approximately 38 percent of its shares held in the United States, 20 percent in the Netherlands, 15 percent in the United Kingdom, and 27 percent in other countries. About 9 percent of the total number of shares were owned by private investors and 91 percent by institutional investors.

In February 1989, Akzo Nobel established a sponsored American Depositary Receipt facility with Morgan Guaranty Trust Company of New York, as depositary, pursuant to which American Depositary Receipts ("ADRs") representing American Depositary Shares ("ADSs") are issued. In October 1999, Akzo Nobel terminated its depositary arrangements with Morgan Guaranty Trust Company and appointed Citibank, N.A., as depositary for its ADR facility. In connection with the four-for-one stock split, which took effect on July 1, 1998, the ADSs were redenominated so that one ADS represents one Akzo Nobel common share (until July 1, 1998 each ADS represented one-half of a common share of Akzo Nobel). Akzo Nobel has been informed by the depositary that in the United States as of March 31, 2003, there were 35,193,970 sponsored ADSs (representing approximately 12 percent of the outstanding common shares) which were held by record holders.

B. RELATED PARTY TRANSACTIONS

The nonconsolidated companies of Akzo Nobel N.V. are shown in Exhibit 8, to which reference is made. Certain nonconsolidated companies sell goods and provide services to consolidated Akzo Nobel companies. In addition, consolidated Akzo Nobel companies sell goods and provide services to certain nonconsolidated companies. Such transactions were not significant on an individual or aggregate basis. These transactions were generally conducted at arm's length with terms comparable to transactions with third parties.

In the ordinary course of business the Company has transactions with various organizations with which certain of its members of the Supervisory Board or Board of Management are associated but no material transactions responsive to this item have been entered into in the period commencing January 1, 2002 to the date of this report.

C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

Item 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

See Item 18 "Financial Statements" for the Consolidated Financial Statements of the Company.

Legal Proceedings

Environmental Matters

The Company is subject to extensive European Union, national and local laws and regulations governing discharges to the air and water as well as the handling and disposal of solid and hazardous wastes. In addition, the Company is subject to regulatory requirements governing the remediation of environmental contamination associated with past releases of hazardous substances. Governmental authorities have the power to enforce compliance with these requirements, and violators may be subject to civil or criminal penalties, injunctions, or both. Third parties also may have the right to sue to enforce compliance. The Company is involved in (legal) proceedings with regulatory authorities in various countries that may require the Company to pay fines relating to violations of environmental laws and regulations, comply with more rigorous standards or other requirements, and incur capital and operating expenses to meet such obligations.

The Company is subject to hazardous substance cleanup laws in various countries that impose liability for the costs of cleaning up contamination resulting from past spills, disposal or other releases of hazardous substances. In particular, the Company may be subject to liability under the United States Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and similar laws that impose liability-without a showing of fault, negligence or regulatory violation-on the generator of hazardous substances that have caused, or may cause, environmental contamination.

Pursuant to CERCLA, in certain circumstances, the United States Environmental Protection Agency ("EPA") may order one or more potentially responsible parties ("PRPs") to clean up environmental contamination. In other cases, the EPA may clean up a site and then seek reimbursement of expenditures of federal funds from PRPs. Courts have interpreted CERCLA generally to impose joint and several liability without regard to fault for cleanup (and certain other) costs on all PRPs. This means that each PRP conceivably could be held liable for the entire amount of necessary cleanup costs. As a practical matter, however, liability is often apportioned among PRPs based on the volume and/or toxicity of the wastes disposed by each PRP.

It is the Company's policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. These accruals are reviewed periodically and adjusted, if necessary, as assessments and cleanups proceed and additional information becomes available. Environmental liabilities can change substantially by the emergence of additional information on the nature or extent of contamination, the necessity of employing particular methods of remediation, actions by governmental agencies or private parties, or other factors of a similar nature. Cash expenditures often lag behind the period in which an accrual is recorded by a number of years.

In accordance with the aforementioned policies, as of December 31, 2002, the aggregate environmental related long-term liabilities and accruals accounted for amounted to EUR 204 million (December 31, 2001: EUR 211 million).

Although the Company believes that over the years it and its predecessors utilized operating practices that were standard in the relevant industry and were in compliance with existing environmental regulations, hazardous materials may have been released in or under currently or previously operated sites. Consequently, the Company may be required to remediate contamination at some of these sites. Although the Company does not have sufficient information to estimate its potential liability in connection with any potential future remediation, it believes that if any such remediation is required, it will occur over an extended period of time. The Company anticipates that there may be a need for future provisions for environmental costs which, in management's opinion based on information currently available, would not have a material adverse effect on the Company's financial position and liquidity, but could be materially adverse to the Company's results of operations in any one accounting period. Environmental liabilities can change substantially by the emergence of additional information on the nature or extent of contamination, the necessity of employing particular methods of remediation, actions by governmental agencies or private parties or other factors of a similar nature.

While it is not feasible to predict the outcome of all pending environmental exposures, it is reasonably possible that there will be a need for future provisions for environmental costs which, in management's opinion based on information currently available, would not have a material effect on the Company's financial position but could be material to the Company's results of operations in any one accounting period.

Antitrust Cases

Akzo Nobel is involved in a number of investigations by the antitrust authorities in the United States, Canada, and the European Union into alleged violations of the respective antitrust laws for some products in these jurisdictions. In addition, the Company is involved in numerous civil damage claims in relation to some of these alleged antitrust violations. Fines, civil damage settlements, and legal costs incurred in 2002 in connection with these cases amounted to EUR 9 million. Based on an estimate of the probable fines, civil damages, and costs to be paid over a number of years to come - taking into account legal advice and the current facts and circumstances - at December 31, 2002, the Company had a provision amounting to EUR 102 million.

However, it should be understood, that in light of future developments such as
- by way of example only - (a) the outcome of the investigations of the various antitrust authorities, (b) potential additional lawsuits by direct and/or indirect purchasers, (c) possible future civil settlements, (d) the failure to satisfy the conditions of any future class action settlement, and (e) adverse rulings or judgments in the pending investigations or in related civil suits, present and future antitrust matters could result in additional liabilities and related costs. The Company at this point in time cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts with sufficient certainty to allow such amount or range of amounts to be meaningful. Moreover, the aforementioned liabilities are typically paid over a number of years and the timing of such payments cannot be predicted with confidence. The Company believes that the potential aggregate amount of any additional fines and civil damages to be paid will not materially affect the Company's financial position. The aggregate amount, however, could be material to the Company's results of operations in any one accounting period.

With regard to Flexsys, a 50/50 joint venture with Solutia Inc. for rubber chemicals, authorities in the USA, Canada and Europe are investigating past commercial practices in this industry. We have been informed by Flexsys management that it is fully cooperating with the authorities and will continue to do so. We are also aware of a number of purported class actions that have been filed against Flexsys in various courts in the United States, one of which is filed also against the joint venture parents.

Other Litigation (including Remeron(R) cases)

The Company brought claims against certain generic drug manufacturers in the United States under the U.S. Hatch-Waxman Act, alleging infringement by such manufacturers of the Company's U.S. patent protecting the use of mirtazapine (Remeron(R)) in combination with one or more SSRI's for the treatment of depression. In two of the patent infringement cases brought by the Company, the Court granted summary judgment of noninfringement in favor of the defendants. In light of recent new case law in an unrelated case providing guidance regarding inducement to infringe issue under the Hatch-Waxman Act, the Company has decided not to further pursue any actions and to withdraw all pending cases based on infringement of the above reference patent against the generic drug manufacturers.

Some generic drug manufacturers sued by the Company have brought antitrust counterclaims against the Company in the United States. In addition, antitrust claims have been filed against the Company in the United States on behalf of classes of (in)direct purchasers of Remeron(R). The Company is aggressively defending these claims.

There are pending against Akzo Nobel N.V. and its subsidiaries a number of other claims, all of which are contested. The Company is also involved in disputes with tax authorities in several jurisdictions.

While the outcome of these claims and disputes cannot be predicted with certainty, management believes, based upon legal advice and information received, that the final outcome will not materially affect the consolidated financial position but could be material to the Company's result of operations in any one accounting period.

Dividend Policy

It is Akzo Nobel's intention to pay a dividend of 35 - 40 percent of (NL GAAP) net income excluding extraordinary and nonrecurring items, but this is subject to earnings, management's views on the business and allocation of capital, and so could change at any time.

B. SIGNIFICANT CHANGES

For developments in the Company's results during the first quarter of 2003, reference is made to Akzo Nobel's Report for the first Quarter of 2003 furnished to the U.S. Securities and Exchange Commission on Form 6-K, File No. 0-017444, on April 16, 2003, which is incorporated by reference herein.

Item 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The tables below sets forth the high and low sales prices for Akzo Nobel common shares on the EURONEXT stock exchange in Amsterdam during the periods indicated and for the ADSs on NASDAQ/NMS. One ADS represents one Akzo Nobel common share.

--------------------------------------------------------------------------------
                               Amsterdam                      NASDAQ/NMS
                              High     Low                 High        Low
                           In euros per share            In U.S. dollars per ADS
--------------------------------------------------------------------------------
1997                         42.80   26.30                  47.38     31.81
1998                         58.90   25.90                  63.69     31.56
1999                         52.40   30.00                  52.25     33.63
2000                         59.15   37.30                  54.00     36.50
2001                         57.85   33.73                  54.50     31.00
2002                         54.50   27.25                  47.30     27.56

2001 1st quarter             57.85   44.26                  54.50     40.00
     2nd quarter             51.65   44.65                  44.65     40.13
     3rd quarter             49.99   33.73                  44.89     31.00
     4th quarter             52.20   42.06                  45.74     38.92
2002 1st quarter             54.50   47.60                  47.30     41.55
     2nd quarter             53.70   41.40                  47.25     41.00
     3rd quarter             46.53   31.20                  45.65     30.86
     4th quarter             36.45   27.25                  34.20     27.56


October 2002                 36.45   27.78                  34.20     27.56
November 2002                31.84   27.25                  31.60     27.66
December 2002                32.80   29.15                  32.41     29.81
January 2003                 32.44   23.10                  33.42     25.21
February 2003                25.50   18.17                  27.60     20.21
March 2003                   20.70   16.00                  22.08     18.12
--------------------------------------------------------------------------------

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

As of December 31, 2002, the Akzo Nobel common shares were listed on the following stock exchanges:

The Netherlands; France; Belgium:  Euronext
United States of America:          NASDAQ/NMS, as American Depositary Shares

The EURONEXT stock exchange in Amsterdam is the principal trading market for Akzo Nobel common shares. In 2002, listings in London, Frankfurt, and Stockholm were terminated as the price of the Akzo Nobel share is predominantly set on Euronext Amsterdam. In 2003 the listing in Paris was terminated.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL.

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

The following description sets out certain information concerning the Company's common shares, EUR 2 per share, and summarizes certain provisions of the Company's Articles of Association (the "Articles of Association") and the Dutch Civil Code*. This summary does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Association and the Dutch Civil Code.

The Company's authorized capital is EUR 1,600,019,200, which is divided into 48 priority shares of EUR 400 each, 600,000,000 Common shares of EUR 2 each, and 200,000,000 cumulative preferred shares of EUR 2 each, divided into fifty series numbered 1 through 50 of 4,000,000 shares each. As of December 31, 2002, 48 priority shares and 286,147,260 common shares were issued and fully paid up.

Principal Objects
Article 3 of the Company's Articles of Association provides that its objects include participation directly or indirectly in partnerships, companies and other legal entities, and to do all such things necessary to manage and finance such entities, including the holding and administering of patents and other intellectual property rights.

General
All of the issued and outstanding common shares are fully paid and nonassessable. Common shares are registered shares or bearer shares, at the option of the shareholder concerned. Registered shares may be Model I shares (no share certificate issued) or Model II shares (share certificate issued without a dividend sheet). A shareholder may also elect to replace Model I shares with Model II shares, and vice versa, subject to any minimum number of shares established by the Board of Management. Model I registered shares may be transferred by delivery to the Company of a signed deed of transfer in the form made available by the Company. Model II registered shares may be transferred by delivery of the certificate for such shares, if the form on its reverse, of a similar instrument accompanying the certificate, has been signed by the transferor.


* All references to the Articles of Association and the Dutch Civil Code are based upon English translations of such documents and are qualified by the original Dutch provisions.

Voting Rights
The number of members of both the Supervisory Board and the Board of Management is determined by the General Meeting of Shareholders on the proposal of the meeting of the holders of priority shares. The members of both Boards are appointed and removed from office by the General Meeting of Shareholders. The holders of priority shares have the exclusive right to draw up binding lists of nominees for appointment to the Supervisory Board and the Board of Management of the Company. At least two persons must be nominated for each vacancy. If less than half the subscribed capital is present, a two-thirds majority of the votes cast is required in order for the General Meeting of Shareholders to adopt a resolution to remove a member of the Supervisory Board, unless such removal is proposed by the Supervisory Board itself. A two-thirds majority of the votes cast is required for a resolution to remove a member of the Board of Management, unless proposed by the Supervisory Board.

At shareholders' meetings each cumulative preferred share and each common share is entitled to one vote. Each priority share is entitled to two hundred votes. Attendance, whether by person or by proxy, for purposes of having the right to vote at a general meeting is decided upon by the chairman of the general meeting in accordance with the Articles of Association. Proposals may be submitted by one or more persons entitled to attend shareholders' meetings and vote thereat who alone or jointly represent at least one one-hundredth of the total issued capital. Such a proposal may be rejected by the Board of Management if it judges it to be not in the Company's interest. Unless the Articles of Association stipulate otherwise, all resolutions of the general meeting must be approved by a majority of the votes cast. The chairman of the meeting shall decide the manner of voting, including the possibility of voting by acclamation.

Proposals to amend the Articles of Association and dissolve the Company require approval of the meeting of the holders of priority shares. Amendment to the Articles of Association altering the special rights of the holders of preferred shares must be approved at a meeting of the holders of those shares. Before the General Meeting of Shareholders may alter the special rights of holders of priority shares, a proposal to that effect must be approved by the vote of at least three-fourths of the outstanding priority shares.

Dividends
Subject to the provisions of the Dutch Civil Code, with the approval of the Supervisory Board, the Board of Management may make a payment of an interim dividend if the profits so permit. The profits are allocated first to the preferred shares in the manner described in Article 43 of the Articles of Association. The Board of Management may then determine, with the approval of the Supervisory Board, the portion of the profits that should be added to capital reserves. The remaining profits, if any, are distributed to the priority shares (up to EUR 24 per share) and then equally to the common shares, all in conformity with Article 43 of the Articles of Association. Article 105 of Book 2 of the Dutch Civil Code provides that distribution of profits to shareholders may be made only to the extent that shareholders' equity exceeds the sum of the amount of the paid and the called up part of the capital and the reserves which must be maintained under the law or Articles of Association. Under Dutch law, a company may make interim distributions if it demonstrates that it has fulfilled the above requirement by providing an interim statement of assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to make a distribution is published.

Liquidation Rights
Upon liquidation of the Company, the assets remaining after payment of all debts and of the liquidation costs will be distributed as follows:
   - first to the holders of preferred shares in the amount of the par value of his shares plus the excess over par paid at the time of issue, in addition to the amount of any shortfall in distributions as described in
      Article 43 of the Articles of Association plus a prorated amount of the annual distribution calculated in the manner described in paragraph (iii) of Article 58 of the Articles of Association;

  - next, to the extent possible, the holders of priority shares will receive the aggregate par value amount of their shares;
  - next, the holders of common shares will be repaid the par value of their shares; and
  - next, accrued and unpaid dividends, if any, shall be paid on the priority shares.
Any balance remaining thereafter shall be distributed among the holders of common shares, pro rata to the number of shares held by each of them.

Preemptive Rights
The Company may only issue authorized shares in accordance with a proposal of the Board of Management and only after the General Meeting of Shareholders has adopted a resolution to issue such shares or granted to the Board of Management a general empowerment of a duration not greater than five years to issue such shares. Such a resolution or empowerment is valid only if it has been approved by every group of holders of shares of the same class whose rights the issue will adversely affect. The Company may not issue shares without the approval of the Supervisory Board. Generally, subject to certain limitations and qualifications, Article 96 (a) of Book 2 of the Dutch Civil Code provides each shareholder a preemptive right to acquire any issue of shares pro rata to the aggregate amount of his shares. Under the Dutch Civil Code and Article 5 of the Articles of Association, such preemptive rights may be restricted of excluded by a resolution of the General Meeting of Shareholders.

Capital Reduction
The General Meeting of Shareholders may, upon the proposal of the Board of Management which has been duly approved by the Supervisory Board, resolve to reduce the issued capital of the Company by canceling shares or by reducing the par value of shares by means of amendment of the Articles of Association. Partial repayment may be made for all shares or exclusively for common shares, preferred shares or any series of preferred shares.

C. MATERIAL CONTRACTS.

The Company has not entered into any material contracts (others than those entered into in the ordinary course of business) in the past two years. For a description of significant acquisitions and divestments in 2002, 2001 and 2000 reference is made to note 2 of the Notes to the Consolidated Financial Statements in Item 18 "Financial Statements".

D. EXCHANGE CONTROLS

There are no legislative or other legal provisions currently in force in the Netherlands or arising under the Articles of Association restricting remittance to holders of securities of the Company not resident in the Netherlands. Cash dividends payable in euros on the securities of the Company may be officially transferred from the Netherlands and converted into any other convertible currency.

There are no limitations, either by the laws of the Netherlands or in the Articles of Association, which affect the rights of non-resident or foreign owners to hold or vote Akzo Nobel common shares.

E. TAXATION

Netherlands Taxation

The statements below only represent a broad overview of the present Netherlands tax laws and the present United States/Netherlands Tax Convention (the "Tax Treaty") applicable to holding and disposing shares of Akzo Nobel, which are both subject to change and are not to be read as extending by implication to matters not specifically referred to herein.

As to individual tax consequences, each investor in the common shares should consult his own tax advisor.

Withholding Tax

In general, a dividend distributed by a company resident in the Netherlands (such as Akzo Nobel) is subject to a withholding tax imposed by the Netherlands at a rate of 25 percent. Stock dividends paid out of the Company's additional paid-in capital recognized for Netherlands tax purposes are not subject to the above withholding tax.

Pursuant to the provisions of the tax treaty between the United States of America and the Netherlands (the "Tax Treaty"), dividends paid by the Company to a shareholder that is a resident of the United States (as defined in the US Tax Treaty), are generally eligible for a reduction in the rate of Netherlands withholding tax to 15 percent unless (I) the beneficial owner of the dividends carries on business in the Netherlands through a permanent establishment, or performs independent personal services in the Netherlands from a fixed base, and the common shares form part of the business property of such permanent establishment or pertain to such fixed base, or (II) the beneficial owner of the dividends is not entitled to the benefits of the Tax Treaty under the "treaty-shopping" provisions thereof. Dividends paid to qualifying exempt US pension trusts and certain qualifying exempt US organizations are exempt from Netherlands withholding tax under the US Tax Treaty.

Capital Gains

Capital gains realized upon the sale or exchange of common shares by a non-resident individual or by a non-resident corporation of the Netherlands are exempt from Netherlands income tax, corporation tax or withholding tax, unless
(I) such gains are effectively connected with a permanent establishment in the Netherlands of the shareholder's trade or business or (II) are derived from a direct, indirect or deemed substantial holding of common shares of such company (such substantial holding not being a business asset).

In general, an individual has a substantial holding if he holds either directly or indirectly and either independently or jointly with his spouse, at least 5 percent of the nominal paid-up capital of any class of shares in a company.

Under the Tax Treaty, however, the Netherlands may tax a capital gain derived from a substantial holding only if the alienator has been a resident of the Netherlands at any time during the five-year period preceding the alienation and at the time of the alienation owns, either alone or together with family-related individuals, at least 25 percent of any class of shares of such company.

Estate and Gift Taxes

No estate, inheritance or gift taxes are imposed by the Netherlands on the transfer of common shares if, at the time of the death of the shareholder or the transfer of the common shares (as the case may be), such shareholder or transferor is not a resident of the Netherlands, unless such common shares are attributable to a permanent establishment or permanent representative of the shareholder in the Netherlands.

Inheritance or gift taxes (as the case may be) are due, however, if such shareholder or transferor:
(a) has Netherlands nationality and has been a resident of the Netherlands at any time during the ten years preceding the time of the death or transfer, or
(b) has no Netherlands nationality but has been a resident of the Netherlands at any time during the twelve months preceding the time of transfer (for Netherlands gift taxes only).

United States Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you in all respects if you are a member of a special class of holders subject to special rules, including:

-    a dealer in securities,

- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

-    a tax-exempt organization,

-    a life insurance company,

-    a person liable for alternative minimum tax,

- a person that actually or constructively owns 10 percent or more of the voting stock of Akzo Nobel,

- a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

-    a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the income tax treaty between the United States of America and the Netherlands (the "Tax Treaty"). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs, and you are:

-    a citizen or resident of the United States,

-    a domestic corporation,

- an estate whose income is subject to United States federal income tax regardless of its source, or

- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

--------------------------------------------------------------------------------
You should consult your own tax advisor regarding the United States federal, state and local, and Dutch and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.
--------------------------------------------------------------------------------

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Akzo Nobel out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). You must include any Netherlands tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you, in the case of shares, or the Depository, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other

United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Netherlands tax withheld in accordance with the Tax Treaty and paid over to the Netherlands will be creditable against your United States federal income tax liability. Under a provision of the Netherlands dividend tax act Akzo Nobel will apply a credit against the amount of the dividend tax withheld before remittance to the Netherlands tax authorities. This credit is the lesser of:
- 3 percent of the part of the gross dividend from which dividend tax is withheld, and
- 3 percent of the gross amount of dividends received from qualifying non-Netherlands subsidiaries.
Because of this credit, the US tax authorities may take the view that the Netherlands withholding tax eligible for credit against United States Federal income taxes should be limited accordingly.

Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20 percent where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The documents that are exhibits to or incorporated by reference in this Annual Report can be read at the U.S. Securities and Exchange Commission's public reference facilities at room 1024, 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company's filings since November 4, 2002, are also publicly available through the SEC's website located at http://www.sec.gov.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk Management

Akzo Nobel has operations in more than 80 countries and, as a result, is exposed to changes in foreign currency exchange rates. The Company manages most of these exposures on a consolidated basis, which allows netting certain exposures to take advantage of any natural offsets. To the extent the Company enters into forward exchange contracts to hedge transaction exposures, these principally arise with respect to assets and liabilities or firm commitments related to sales and purchases. The purpose of Akzo Nobel's foreign currency hedging activities is to protect the Company from the risk that the eventual functional currency net cash flows resulting from trade transactions would be adversely affected by changes in exchange rates.

At December 31, 2002, the following contracts to buy and sell currencies were outstanding, all having maturities within one year:

--------------------------------------------------------------------------------------------
Currency                 Buy contracts    Sell contracts    Mark to market    Mark to market
                                                                     value             value
Millions of euros                                            buy contracts*   sell contracts*
--------------------------------------------------------------------------------------------
U.S. dollar                        212             1,433            (19.8)             142.0
Canadian dollar                    366               163            (10.6)               3.9
Pound sterling                     169               118             (4.4)               2.3
Swedish krona                       84               167             (0.8)               1.4
Japanese yen                         7               142             (0.8)               0.8
Swiss franc                         53                 3              0.4                  -
Australian dollar                   15                11             (1.3)               0.4
Norwegian krone                     17                27             (1.0)               0.4
Danish krone                         2                18                -                  -
Other                               31                32             (1.1)               1.5
--------------------------------------------------------------------------------------------
Total                              956             2,114            (39.4)             152.7
============================================================================================

*     Asset/(Liability)

The table below summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.



----------------------------------------------------------------------------------------------------------
Financial Instruments (Balance Sheet)
                                                  Expected maturity date
Millions of euros           2003        2004    2005        2006    2007   Thereafter   Total   Fair value
----------------------------------------------------------------------------------------------------------
Long-term borrowings (USD)   544                                     100          157     801          842
Average interest rate %     6.04                                    6.44         6.48    6.19


The Company does not use financial instruments to hedge the translation risk related to equity and earnings of foreign subsidiaries and nonconsolidated companies.

Interest Rate Risk Management

In principle, the Company manages interest rate risk by financing noncurrent assets and a certain portion of current assets with equity, long-term liabilities and long-term borrowings with fixed interest rates. The remainder of current assets is financed with short-term liabilities, including floating rate short-term borrowings. In line with this policy, a number of interest rate swap contracts have been entered into.

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps and interest rate caps, the table presents notional amounts and weighted average interest rates by expected maturity dates.

-------------------------------------------------------------------------------------------------------------------
                                             Expected maturity date
Millions of euros                   2003       2004        2005      2006   2007   Thereafter    Total   Fair value
-------------------------------------------------------------------------------------------------------------------
Liabilities
Long term borrowings
  Fixed Rate (EUR)

    Bond loan 93/03                  136                                                           136          139
    Average interest rate %         6.38                                                          6.38

    Bond loan 95/05                                         227                                    227          245
    Average interest rate %                                7.00                                   7.00

    Bond loan 02/09                                                                     1,000    1,000        1,064
    Average interest rate %                                                              5.63     5.63

  Fixed Rate (GBP swapped
  to EUR)

    Bond loan 93/03                    7                                                             7            7
    Average interest rate %         7.60                                                          7.60

  Fixed Rate (EUR)

    Bond loan 98/08                                                                       512      512          534
    Average interest rate %                                                              5.38     5.38

  Fixed Rate (USD)

    Bond loan 98/03                  478                                                           478          494
    Average interest rate %         6.00                                                          6.00

    Bond loan 03                      66                                                            66           69
    Average interest rate %         6.35                                                          6.35

    Bond loan 07                                                             100                   100          110
    Average interest rate %                                                 6.44                  6.44

    Bond loan 09                                                                           18       18           19
    Average interest rate %                                                              6.28     6.28

    Bond loan 12                                                                          139      139          150
    Average interest rate %                                                              6.54     6.54

Interest rate derivatives

Interest rate swaps

Fixed to variable (EUR)                                    145                                    145           13
 Average pay rate                                                                     Euribor 3 months
 Average receive rate %                                   6.325                                  6.325

Variable to fixed (EUR)                                    145                                    145           (9)
 Average pay rate                                                                     Euribor 3 months
 Average receive rate %                                    5.30                                   5.30

Interest rate currency swap
Fixed (EUR) to Variable (USD)                                                             500      500          131
Average pay rate                                                                        Libor 3 months
Average receive rate %                                                                           5.625

 Capping interest at 8.5% for a volume of USD 200 million (maturity 2003)                                         -
Forward rate agreements                                                                                          (1)

 Fixed interest in a range from 1.895% to 2.176% for a volume of USD 440 million (maturity 2003).
 Fixed interest of 3.17% for a volume of EUR 50 million (maturity 2003)
 Fixed interest of 3.05% for a volume of EUR 50 million (maturity 2003)


Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) within 90 days of the filing date of this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

In designing and evaluating our disclosure controls and procedures, our management, including the Chief Executive Officer and Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect controls subsequent to the date of their most recent evaluation.

Item 16. RESERVED

PART III

Item 17. FINANCIAL STATEMENTS

Akzo Nobel has responded to Item 18.

Item 18. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS                                      Page

Report of independent auditors                                      101

Financial Statements:
- Summary of significant accounting policies used in preparing
    the consolidated financial statements                           102

- Consolidated balance sheets at December 31, 2002 and 2001         106

- Consolidated statements of income for the years
    ended December 31, 2002, 2001 and 2000                          107

- Consolidated statements of cash flows for the
    years ended December 31, 2002, 2001, and 2000                   108

- Notes to the consolidated financial statements                    109

FINANCIAL STATEMENT SCHEDULE*
IIValuation and qualifying accounts                                 145

Item 19. Exhibits index                                             145


* Schedules other than the one listed under this heading are omitted for the reason that they are not required or are not applicable.

REPORT OF INDEPENDENT AUDITORS

To the Board of Management of Akzo Nobel N.V. and Supervisory Board:

We have audited the consolidated financial statements of Akzo Nobel N.V. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Akzo Nobel N.V. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in the Netherlands. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As more fully discussed in the Summary of Significant Accounting Policies beginning on page 102, during 2002, the Company changed its methods of accounting for the Dividend Proposal, and the Akzo Nobel Employee Share Plan.

Generally accepted accounting principles in the Netherlands differ in certain significant respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States would have affected consolidated results of operations for each of the years in the three-year period ended December 31, 2002 and consolidated shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Note 21 to the consolidated financial statements.



Arnhem, the Netherlands
February 10, 2003                             KPMG Accountants N.V.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED IN PREPARING THE CONSOLIDATED FINANCIAL STATEMENTS

General

The consolidated financial statements of Akzo Nobel N.V. ("Akzo Nobel") and subsidiaries have been prepared in conformity with generally accepted accounting principles in the Netherlands ("NL GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). See Note 21 for a description of the differences between NL GAAP and US GAAP affecting Akzo Nobel's net income and shareholders' equity.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Principles

In line with recently issued directives of the Netherlands Accounting Standards Board, the Company changed its accounting for the final dividend proposal and for the Akzo Nobel Employee Share Plan, effective January 1, 2002.

Dividend Proposal
The Company used to recognize the proposal for the final dividend as a liability under current liabilities. Under the new standard, of which early adoption is encouraged, a dividend shall not be recognized as a liability until it has been approved by the General Meeting of Shareholders.

Comparative figures have been restated. The effect of this new principle on shareholders' equity at December 31, 2001, was an increase of EUR 257 million.

Akzo Nobel Employee Share Plan
Under the Akzo Nobel Employee Share Plan, Akzo Nobel N.V. common shares are granted for free to the employees after a certain vesting period. In accordance with the new standard, effective for rights granted from 2002 onwards, the value of the shares on the date of the grant is recognized as a charge in the statement of income spread over the vesting period, which in general is 3 years. For 2002, the net charge to income amounted to EUR 2 million.

Consolidation

The consolidated financial statements include the accounts of Akzo Nobel N.V. and its subsidiaries. Subsidiaries are companies of which Akzo Nobel directly and/or indirectly has control.
All of the assets, liabilities, and results of the consolidated companies are included. Minority interest in equity and earnings is shown separately. Transactions between consolidated companies are eliminated.

Joint ventures where Akzo Nobel has joint control are proportionally consolidated. Interests in companies where Akzo Nobel can exercise significant influence are treated as nonconsolidated companies.

                                                                             103
Valuation

The principles of valuation and determination of income used in the consolidated financial statements are based on historical costs.

Translation of Foreign Currencies

In the balance sheet, amounts in foreign currencies are translated into euros at year-end exchange rates. Foreign exchange differences are included in income. Results on currency hedging contracts are also recognized in income to offset the foreign exchange differences on the related hedged items. Exchange differences on anticipatory hedges of firm commitments regarding sales and purchases are deferred on the balance sheet until the hedged transactions have been reflected in the accounts. The capitalized or accrued amount is included in receivables or current liabilities.

Statements of income in foreign currencies are translated into euros at average exchange rates. Foreign exchange differences resulting from translation into euros of shareholders' equities and of intercompany loans of a permanent nature with respect to affiliated companies outside the Euro region are directly added to, or deducted from, equity.

Before being consolidated, the financial statements of affiliated companies established in hyperinflationary countries are adjusted for the effects of changing prices.

Principles of Valuation of Assets and Liabilities

Intangible Assets

Purchased goodwill is capitalized and amortized on a straight-line basis over the estimated useful life, up to a maximum of 20 years. Goodwill is determined as the difference between the fair value of the consideration paid for new interests and the fair value of the purchased net assets at the date of acquisition. Development costs are capitalized if it is probable that sufficient future economic benefits will be generated by the intangible asset arising from development, and amortized on a straight-line basis over the estimated useful life, which in the majority of cases is 5 years.
Other intangible assets, such as licenses, know-how, and intellectual property rights, are capitalized and amortized on a straight-line basis over their estimated useful life, which in the majority of cases is 10 to 15 years.
In cases where the book value so computed permanently exceeds the value to the business additional write-downs are made.

Property, Plant and Equipment

Property, plant and equipment are valued at cost less depreciation. Cost includes the financing charges of capital investment projects under construction. Capital investment grants are deducted from property, plant and equipment.
Depreciation is computed by the straight-line method based on estimated useful life, which in the majority of cases is 10 years for plant equipment and machinery, and which ranges from 20 to 30 years for buildings. In cases where the book value so computed permanently exceeds the value to the business additional write-downs are made.

Financial Noncurrent Assets
Investments in nonconsolidated companies are stated at the amount of Akzo Nobel's share in shareholders' equity. The calculation of shareholders' equity is based as much as possible on the Akzo Nobel principles of valuation.

Loans to nonconsolidated companies are carried at face value less such provisions as are considered necessary.

For the valuation of deferred tax assets reference is made to Deferred Taxes.

Other financial noncurrent assets are stated at face value, at cost, or at lower market value. For pension prepayments reference is made to Pensions and Other Postretirement Benefits.

Inventories
Inventories are stated at the lower of cost or net realizable value. Cost, defined as the full manufacturing costs related to the stage of processing, is determined by the first-in first-out (FIFO) method. Provisions are made for obsolescence.

Receivables
Receivables are stated at face amounts less such provisions as are considered necessary.

Cash and Cash Equivalents
Cash and cash equivalents are carried at face value, with the exception of marketable private borrowings and marketable securities, which are valued at the lower of cost or market value.

Provisions
Provisions are recorded when it is probable that a liability has been incurred, and the amount involved is reasonably estimable. Provisions are stated at face value, except for certain long-term provisions, which have been discounted.

Pensions and Other Postretirement Benefits
The Company accounts for the costs of pension plans and postretirement benefits other than pensions in accordance with U.S. accounting standards SFAS 87 and SFAS 106, respectively.

Most of the Company's defined-benefit pension plans are funded with plan assets that have been segregated in a trust or foundation. For plans, which are not separately funded, the Company recognizes a provision for such amounts. Valuations of both funded and unfunded plans are carried out by independent actuaries. Pension costs primarily represent the increase in the actuarial present value of the obligation for projected pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets. In the event, however, that at any date the accumulated benefit obligation, calculated as the present value of the benefits attributed to employee service rendered prior to that date and based on current and past compensation levels, would be higher than the market value of the plan assets and/or the existing level of the pension provision, the difference is, pursuant to SFAS 87, added to provisions by means of recognition of an intangible asset for prior service costs with the balance, net of taxes, being charged to shareholders' equity.

In certain countries the Company also provides postretirement benefits other than pensions to various employees. These plans are generally not funded. Valuations of the obligations under these plans are carried out by independent actuaries. The costs relating to such plans primarily consist of the present value of the benefits attributed on an equal basis to each year of service and the interest on this obligation in respect of employee service in previous years.

Deferred Taxes
Deferred tax assets and liabilities are based on timing differences between the valuation of assets and liabilities for accounting purposes and the valuation for tax purposes. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those timing differences are expected to be reversed. Deferred tax assets, including assets arising from losses carried forward, are recognized if it is more likely than not that the asset will be realized. Nonrefundable dividend taxes are taken into account in the determination of provisions for deferred taxes to the extent of earnings expected to be distributed by affiliated companies.

Long-Term Borrowings and Short-Term Debt
Long-term borrowings and short-term debt are stated at face value.

Principles of Determination of Income

The determination of income is closely associated with the valuation of assets and liabilities. In addition, the following principles are observed in the preparation of the statement of income:

- Net sales is defined as the revenue from the sale and delivery of goods and services, net of rebates, discounts, and similar allowances, and net of sales tax. Net sales are recognized upon delivery of goods or when services are rendered.

- Cost of sales comprises the manufacturing costs of the goods and services sold and delivered, and any inventory write-downs to lower net realizable value. Manufacturing costs include such items as:

     -    the costs of raw materials and supplies, energy, and other materials;

     - depreciation and the costs of maintenance of the assets used in production;

     - salaries, wages, and social charges for the personnel involved in manufacturing.

- Research costs and preparation and start-up expenses are charged to income as incurred.

-    Royalty income is recognized on an accrual basis under Other Results.

- Interest on interest swaps and forward rate agreements is included in the statement of income under Financing Charges.

- Taxes on income comprise both current and deferred taxes, including effects of changes in tax rates.

- Income from nonconsolidated companies consists of Akzo Nobel's equity in earnings of these companies and interest on loans granted to them, with due allowance being made for taxes relating to these items.

Earnings per Share

Earnings per common share are calculated by dividing net income by the weighted average number of common shares outstanding during the year. The weighted average number of shares outstanding used in the calculation for the basic earnings per share was 285,827,092 for 2002 and 285,888,385 and 285,902,574 for
2001 and 2000, respectively. For the calculation of the diluted earnings per share the weighted average number of shares was 286,331,205 for 2002 and 286,328,864 and 286,155,360 for 2001 and 2000, respectively.

106
                                  AKZO NOBEL
                          CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------
                                                                  December 31,
Millions of euros, except per share amounts                    2002         2001*
--------------------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents (Note 3)                           520          455
  Receivables (Note 4)                                       2,629        3,011
  Accounts receivable from nonconsolidated companies            43           73
  Inventories (Note 5)                                       2,206        2,270
  Prepaid expenses                                             143          145
                                                        ----------   ----------
Total current assets                                         5,541        5,954

Intangible assets (Note 6)                                     629          508
Property, plant and equipment, net (Note 7)                  4,402        4,568
Nonconsolidated companies (Note 8)                             491          575
Deferred tax assets                                            405          419
Deferred tax assets for minimum pension liability              503           26
Other assets                                                   818          875
                                                        ----------   ----------
Total assets                                                12,789       12,925
                                                        ==========   ==========

Liabilities and shareholders' equity
Short-term liabilities
 Short-term borrowings (Note 9)                                979        2,267
 Current liabilities (Note 10)                               2,944        2,971
 Payables to nonconsolidated companies                           5            6
 Current portion of long-term borrowings (Note 11)             734          294
                                                        ----------   ----------
Total short-term liabilities                                 4,662        5,538

Long-term borrowings (Note 11)                               2,063        1,941

Long-term liabilities (Note 12)                              3,829        2,430

Minority interest                                              137          138

Shareholders' equity (Note 13)

  Priority shares:
  48 shares authorized and outstanding of EUR 400 per share
  Common shares:
  Authorized 600,000,000 shares of EUR 2 per share
  Outstanding at December 31, 2002: 286,147,260 shares         572          572
  Outstanding at December 31, 2001: 286,044,300 shares
  Additional paid-in capital                                 1,803        1,799
  Foreign currency translation adjustments                    (896)        (721)
  Retained earnings                                          1,655        1,185
  Statutory reserves                                            82           83
                                                        ----------   ----------
  Capital and reserves                                       3,216        2,918
  Minimum pension liability                                 (1,118)         (40)
                                                        ----------   ----------
Total shareholders' equity                                   2,098        2,878
                                                        ----------   ----------
Total liabilities and shareholders' equity                  12,789       12,925
                                                        ==========   ==========


See accounting policies and notes to consolidated financial statements.

* Prior years have been restated for changes in accounting principles. Reference is made to Changes in Accounting Principles on page 102.

                                  AKZO NOBEL
                       CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              for the years ended December 31,
Millions of euros, except per share amounts                                                   2002            2001             2000
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                   14,002          14,110           14,003
Cost of sales                                                                               (7,301)         (7,393)          (7,436)
                                                                                        ----------      ----------     - ----------
Gross margin                                                                                 6,701           6,717            6,567

  Selling expenses                                                                          (3,549)         (3,565)          (3,468)
  Research and development expenses                                                           (912)           (847)            (790)
  General and administrative expenses                                                         (801)           (798)            (756)
  Other results, net (Note 18)                                                                  53              64               88
                                                                                        ----------      ----------       ----------
                                                                                            (5,209)         (5,146)          (4,926)
                                                                                        ----------      ----------       ----------
Operating income before nonrecurring items                                                   1,492           1,571            1,641
Nonrecurring items (Note 19)                                                                  (130)           (449)             (84)
                                                                                        ----------      ----------       ----------
Operating income, after nonrecurring items                                                   1,362           1,122            1,557

  Interest income                                                                               15              21               26
  Interest expense                                                                            (219)           (278)            (271)
                                                                                        ----------      ----------       ----------
Financing charges, net (Note 16)                                                              (204)           (257)            (245)
                                                                                        ----------      ----------       ----------
Operating income less net financing charges                                                  1,158             865            1,312
Income taxes (Note 17)                                                                        (335)           (281)            (440)
                                                                                        ----------      ----------       ----------
Earnings of consolidated companies less income taxes                                           823             584              872
Earnings from nonconsolidated companies                                                         38              69               65
Nonrecurring gain/(loss) nonconsolidated company                                                (8)            (14)              78
                                                                                        ----------      ----------       ----------
                                                                                                30              55              143
Earnings before minority interest                                                              853             639            1,015

Minority interest                                                                              (35)            (31)             (43)
                                                                                        ----------      ----------       ----------
Net income before extraordinary items                                                          818             608              972
Extraordinary items after taxes (Note 19)                                                                       63              (25)
                                                                                        ----------      ----------       ----------
Net income                                                                                     818             671              947
                                                                                        ==========      ==========       ==========
Basic earnings per share                                                                      2.86            2.35             3.31
                                                                                        ==========      ==========       ==========
Diluted earnings per share                                                                    2.86            2.34             3.31
                                                                                        ==========      ==========       ==========

See accounting policies and notes to consolidated financial statements.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------------
                                                                           For the years ended December 31,
Millions of euros                                                       2002                       2001                        2000
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                               818                        671                         947
Adjustments to reconcile net income to net cash
provided by operating activities:
 Minority interest                                                        35                         31                           4
 Depreciation and amortization, including write-downs                    791                        846                          73
Book (gains) / losses on divestments                                     (94)                      (114)                       (125)
 Nonconsolidated companies                                                42                        (18)                       (122)
 Changes in deferred tax, pensions and other
long-term liabilities                                                   (172)                       166                         252
 Changes in working capital net of effect of
 acquisitions and disposals:
    Receivables and prepaid expenses                       172                        (165)                      (127)
    Inventories                                           (102)                        (79)                      (122)
    Current liabilities exclusive of dividends,
    borrowings and current portion of long-term
    liabilities                                             47                         103                       (118)
                                                      --------                    --------                  ---------
                                                                         117                       (141)                       (367)
Other                                                                     11                         (4)                          2
                                                                    --------                   --------                    ---------
Net cash provided by operating activities                              1,548                      1,437                       1,367

Cash flows from investing activities
Purchase of intangible assets                                            (19)                       (59)                        (33)
Expenditures for property, plant and equipment                          (689)                      (822)                       (725)
Proceeds from sale of property, plant and
equipment                                                                 14                         10                         114
Investments in nonconsolidated companies                                 (16)                        (4)                        (13)
Repayment of loans by nonconsolidated companies                            5                         92                          83
Acquisition of consolidated interests net of cash
acquired
                                                                        (257)                      (314)                       (270)
Proceeds from sale of interests                                          208                        376                         244
Other                                                                    (25)                       (25)                          9
                                                                    --------                   --------                    ---------
Net cash used in investing activities                                   (779)                      (746)                       (591)

Cash flows from financing activities

Cash dividends paid                                                     (363)                      (376)                       (313)
Purchase of shares                                                        (6)                       (10)
Issuance of shares                                                         4                          3                           1
Increase of long-term borrowings                                       1,044                        142                         155
Repayment of long-term borrowings                                       (213)                      (668)                       (222)
Short term borrowings exceeding three months:
 Increase                                                                454                      3,477                       4,269
 Repayment                                                            (1,389)                    (3,563)                     (4,629)
Changes in other short-term borrowings                                  (186)                       347                        (557)
                                                                    --------                   --------                    ---------
Net cash (used for) / provided by financing activities                  (655)                      (648)                     (1,296)

Effect of exchange rate changes on cash                                  (49)                        (4)                          4

Cash and cash equivalents:
 At beginning of year                                                    455                        416                         932
 At end of year                                                          520                        455                         416
                                                                    --------                   --------                    ---------
Increase / (decrease)                                                     65                         39                        (516)
                                                                    ========                   ========                    ========

For supplemental disclosures see Note 22.

See accounting policies and notes to consolidated financial statements.


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(1) Industry Segment Information and Geographic Data

Akzo Nobel, headquartered in Arnhem, the Netherlands, is a market-driven and technology-based company, serving customers throughout the world with healthcare products, coatings, and chemicals.

(a) Industry Segment Information

The information presented below illustrates the relative importance of the individual groups.


-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Net sales             Operating income     Operating income,
                                                                                         before nonrecurring   after nonrecurring
                                                                                                items                 items
Millions of euros                                        2002        2001      2000     2002    2001   2000    2002    2001    2000
-----------------------------------------------------------------------------------------------------------------------------------
Pharma                                                  4,008       4,044     3,839      768     831    765     747     790     767
Coatings                                                5,521       5,591     5,568      465     426    447     446     226     434
Chemicals                                               4,598       4,604     4,740      344     340    445     248     122     368
Miscellaneous products, intragroup deliveries,
  non-allocated items and eliminations                   (125)       (129)     (144)     (85)    (26)   (16)    (79)    (16)    (12)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                  14,002      14,110    14,003    1,492   1,571  1,641   1,362   1,122   1,557
===================================================================================================================================



------------------------------------------------------------------------------------------------------------------------------------

                                                             Identifiable assets          Capital                 Depreciation
                                                                                       expenditures
Millions of euros                                        2002        2001      2000     2002    2001   2000    2002    2001     2000
-----------------------------------------------------------------------------------------------------------------------------------
Pharma                                                  3,195       3,333     2,964      297     317    214     152     148      146
Coatings                                                3,338       3,372     3,381      131     181    170     150     156      149
Chemicals                                               3,557       3,837     3,953      248     310    329     311     320      323
Miscellaneous products and nonallocated and
eliminations, including cash and cash
equivalents                                             2,208       1,808     1,736       13      14     12       9      11       13
-----------------------------------------------------------------------------------------------------------------------------------
                                                       12,298      12,350    12,034      689     822    725     622     635      631
Nonconsolidated companies                                 491         575       673

-----------------------------------------------------------------------------------------------------------------------------------
Total                                                  12,789      12,925    12,707      689     822    725     622     635      631
===================================================================================================================================


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL
(b) Geographic Data

Below geographic information for Akzo Nobel is presented for net sales, operating income, identifiable assets and expenditures for property, plant and equipment.

------------------------------------------------------------------------------------------------------------------------
                                     By region of destination       By region of origin
                                                                                                   Operating income
                                            Net sales                   Net sales              before nonrecurring items
Millions of euros                   2002      2001      2000      2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------------------------------------
The Netherlands                      816       720       787     2,662     2,533     2,214       191       219       360
Germany                            1,084     1,052     1,064     1,051     1,070     1,134        78        82        83
Sweden                               517       512       538     1,184     1,088     1,268        89        67        79
United Kingdom                       963     1,036     1,052       911       924       966        13        38        55
Other European countries           3,951     3,964     3,879     3,016     3,266     3,025       654       712       558
USA and Canada                     3,723     3,802     3,596     3,318     3,263     3,198       149       190       237
Latin America                        767       917       944       506       660       704        99       104        91
Asia                               1,513     1,429     1,466     1,064     1,039     1,132       161       113       122
Other regions                        668       678       677       290       267       362        58        46        56
------------------------------------------------------------------------------------------------------------------------
Total                             14,002    14,110    14,003    14,002    14,110    14,003     1,492     1,571     1,641
========================================================================================================================




------------------------------------------------------------------------------------------
                                      Identifiable assets           Capital expenditures
Millions of euros                   2002      2001      2000      2002      2001      2000
------------------------------------------------------------------------------------------
The Netherlands                    2,618     2,595     2,860       197       235       156
Germany                              819       931     1,599        36        52        51
Sweden                               798       831       762        36        71        74
United Kingdom                     1,134     1,365     1,198        25        36        56
Other European countries           2,210     1,842     2,017       136       104        96
USA and Canada                     2,772     3,090     2,324       177       220       193
Latin America                        424       589       592        31        33        35
Asia                                 838       859       865        41        54        35
Other regions                        306       345       308        10        17        29
------------------------------------------------------------------------------------------
                                  11,919    12,447    12,525       689       822       725
Eliminations and cash
  and cash equivalents               379       (97)     (491)
Nonconsolidated
  Companies                          491       575       673
------------------------------------------------------------------------------------------
Total                             12,789    12,925    12,707       689       822       725
==========================================================================================


(2) Acquisitions and Dispositions

In April 2002, the Awlgrip(R) marine and aerospace coatings business was acquired for EUR 27 million, including EUR 19 million goodwill.

At the end of June 2002, the Industrial Specialties business of Crompton Corporation, including operations in the United States, Europe, and Asia, was acquired for EUR 96 million, of which EUR 15 million will be paid in 2003. Goodwill was nil.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

At the end of September 2002, the liquid pharmaceuticals manufacturing business Rosemont Pharmaceuticals Ltd, United Kingdom, was divested for EUR 102 million. The after-tax gain on this divestiture amounted to EUR 91 million.

Effective September 2002, Ferro's powder coatings businesses in the Americas and Asia Pacific were acquired for EUR 70 million, including goodwill of EUR 45 million.

On June 15, 2001, Covance Biotechnology Services Inc., North Carolina, was acquired for EUR 223 million, including goodwill of EUR 21 million.

At the end of June 2001, the Diagnostics business of Organon Teknika was divested for EUR 334 million, resulting in a gain of EUR 56 million after taxes.

Effective October 31, 2001, the activities of the business unit Printing Inks were divested for EUR 75 million. The deal was finalized in January 2002. The after-tax gain on this divestiture amounted to EUR 7 million.

At year-end 2000 Chefaro, Akzo Nobel's Over-The-Counter activity was divested for EUR 140 million. The gain on this divestment was EUR 90 million.

During 2002, 2001 and 2000, Akzo Nobel acquired and deconsolidated various other businesses, none of which were significant to the consolidated financial statements.

The acquisitions were accounted for by the purchase accounting method.

(3) Cash and Cash Equivalents

--------------------------------------------------
Millions of euros                   2002      2001
--------------------------------------------------
Cash in banks                        276       319
Short-term investments               244       136
--------------------------------------------------
Total                                520       455
==================================================


Short-term investments almost entirely consist of cash loans, time deposits, marketable private borrowings, and marketable securities immediately convertible into cash.

At December 31, 2002 and December 31, 2001, the amount of cash and cash equivalents was freely available.

(4) Receivables

--------------------------------------------------
Millions of euros                   2002      2001
--------------------------------------------------
Trade receivables                  2,064     2,340
Taxes                                293       345
Other receivables                    286       339
                                 -------    ------
                                   2,643     3,024

Discounted drafts with recourse      (14)      (13)
--------------------------------------------------
Total                              2,629     3,011
==================================================

Allowances for doubtful accounts
included as a deduction from
receivables                          182       180
==================================================


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

At December 31, 2001, other receivables included a receivable for the divestment of Printing Inks of EUR 75 million.

5) Inventories

--------------------------------------------------
Millions of euros                   2002      2001
--------------------------------------------------
Raw materials and supplies           684       672
Work in process                      441       467
Finished products and goods
for resale                         1,065     1,121
Inventory prepayments                 16        10
--------------------------------------------------
Total                              2,206     2,270
==================================================
Provisions for obsolescence
deducted from inventory
book values                          151       199
==================================================


(6) Intangible Assets

------------------------------------------------------------------------------------------------------------------------
                                   Total            Goodwill           Licenses,       Prior service         Development
Millions of euros                                                  know-how, and           costs for               costs
                                                                    intellectual             minimum
                                                                 property rights   pension liability
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999
Cost of acquisition                  373                                     326                  47
Accumulated amortization             (47)                                    (47)
                                 -------             -------             -------             -------
Book value                           326                                     279                  47

Changes in book value
Acquisitions                         144                 124                  20
Investments                           33                                      33
Disinvestments                       (15)                                    (15)
Amortization                         (33)                 (3)                (30)
Change related to minimum pension    (29)                                                        (29)
liability
Reclassification                     (38)                                    (38)
Change in exchange rates               -                   -                   -                   -
                                 -------             -------             -------             -------
Total changes in 2000                 62                 121                 (30)                (29)

Balance at December 31, 2000
Cost of acquisition                  463                 124                 321                  18
Accumulated amortization             (75)                 (3)                (72)
                                 -------             -------             -------             -------
Book value                           388                 121                 249                  18
                                 =======             =======             =======             =======


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

------------------------------------------------------------------------------------------------------------------------
                                   Total            Goodwill           Licenses,       Prior service         Development
Millions of euros                                                  know-how, and           costs for               costs
                                                                    intellectual             minimum
                                                                 property rights   pension liability
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000
Cost of acquisition                  463                 124                321                  18
Accumulated amortization             (75)                 (3)               (72)
                                 -------             -------             -------             -------
Book value                           388                 121                249                  18
                                 -------             -------             -------             -------
Changes in book value
Acquisitions                         105                  94                 11
Investments                           59                                     52                                       7
Write-downs                          (18)                 (2)               (16)
Amortization                         (39)                (10)               (28)                                     (1)
Change related to minimum pension
liability                              9                                                          9
Change in exchange rates               4                   -                  4                   -
                                 -------             -------             -------             -------             -------
Total changes in 2001                120                  82                 23                   9                   6

Balance at December 31, 2001
Cost of acquisition                  623                 218                371                  27                   7
Accumulated amortization            (115)                (15)               (99)                                     (1)
                                 -------             -------             -------             -------             -------
Book value                           508                 203                272                  27                   6
                                 =======             =======             =======             =======             =======
Changes in book value
Acquisitions                         127                 127
Divestments                           (4)                 (4)
Investments                           19                                     19                                       -
Write-downs                          (82)                 (8)               (74)
Amortization                         (59)                (19)               (39)                                     (1)
Change related to minimum pension
liability                            146                                                        146
Change in exchange rates             (26)                (21)                (5)
                                 -------             -------             -------             -------             -------
Total changes in 2002                121                  75                (99)                146                  (1)

Balance at December 31, 2002
Cost of acquisition                  758                 314                264                 173                   7
Accumulated amortization            (129)                (36)               (91)                                     (2)
                                 -------             -------             -------             -------             -------
Book value                           629                 278                173                 173                   5
                                 =======             =======             =======             =======             =======

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(7) Property, Plant and Equipment

--------------------------------------------------------------------------------------------------------------
                                                                              Construction
                                                       Plant                   in progress         Assets not
                                                   equipment                           and        used in the
                                         Buildings       and     Other         prepayments         production
Millions of euros                  Total  and land machinery equipment         on projects            process
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999
Cost of acquisition                9,270     2,387     5,454       810                 477                 142
Accumulated depreciation          (4,835)     (820)   (3,399)     (546)                                    (70)
                                 -------   -------   -------   -------             -------             -------
Book value                         4,435     1,567     2,055       264                 477                  72
                                 =======   =======   =======   =======             =======             =======
Changes in book value
Acquisitions                          88        76         1        11
Divestitures                         (30)       (9)      (10)                           (4)                 (7)
Capital expenditures                 725       234       437        84                 (46)                 16
Depreciation                        (631)     (108)     (428)      (79)                                    (16)
Write-downs                          (73)       (4)      (67)       (2)
Disinvestments                       (92)       (7)      (11)       (6)                                    (68)
Changes in exchange rates             79        37        36                                                 6
                                 -------   -------   -------   -------             -------             -------
Total changes in 2000                 66       219       (42)        8                 (50)                (69)
                                 =======   =======   =======   =======             =======             =======

Balance at December 31,
2000
Cost of acquisition                9,863     2,744     5,712       884                 427                  96
Accumulated depreciation          (5,362)     (958)   (3,699)     (612)                                    (93)
                                 -------   -------   -------   -------             -------             -------
Book value                         4,501     1,786     2,013       272                 427                   3
                                 =======   =======   =======   =======             =======             =======
Changes in book value
Acquisitions                         165        54        97        14
Divestitures                        (151)      (63)      (30)      (33)                (23)                 (2)
Capital expenditures                 822       161       428        85                 131                  17
Disinvestments                       (10)       (5)       (3)       (1)                                     (1)
Depreciation                        (635)     (119)     (436)      (76)                                     (4)
Write-downs                         (154)      (65)      (75)      (13)                                     (1)
Changes in exchange rates             30         6        23         1
                                 -------   -------   -------   -------             -------             -------
Total changes in 2001                 67      (31)         4      (23)                 108                   9

Balance at December 31,
2001
Cost of acquisition               10,337     2,838     6,002       924                 535                  38
Accumulated depreciation          (5,769)   (1,083)   (3,985)     (675)                                    (26)
                                 -------   -------   -------   -------             -------             -------
Book value                         4,568     1,755     2,017       249                 535                  12
                                 =======   =======   =======   =======             =======             =======

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL


----------------------------------------------------------------------------------------------------
                                                                         Construction
                                                       Plant              in progress     Assets not
                                                   equipment                      and    used in the
                                         Buildings       and     Other    prepayments     production
Millions of euros                  Total  and land machinery equipment    on projects        process
----------------------------------------------------------------------------------------------------
Balance at
December 31, 2001
Cost of acquisition               10,337     2,838     6,002       924            535             38
Accumulated depreciation          (5,769)   (1,083)   (3,985)     (675)                          (26)
                                 -------   -------   -------   -------        -------        -------
Book value                         4,568     1,755     2,017       249            535             12
                                 =======   =======   =======   =======        =======        =======
Changes in book
value
Acquisitions                         159        31       123         5              -              -
Divestitures                          (9)       (3)       (2)        -             (4)
Capital expenditures                 689       260       413        91            (81)             6
Disinvestments                       (34)      (17)      (11)       (4)             -             (2)
Depreciation                        (622)     (112)     (426)      (83)                           (1)
Write-downs                          (28)       (8)      (19)       (1)                            -
Changes in exchange rates           (321)     (137)     (130)      (13)           (41)             -
                                 -------   -------   -------   -------        -------        -------
Total changes in 2002               (166)       14       (52)       (5)          (126)             3

Balance at
December 31, 2002
Cost of acquisition               10,315     2,864     6,105       906            409             31
Accumulated depreciation          (5,913)   (1,095)   (4,140)     (662)                          (16)
                                 -------   -------   -------   -------        -------        -------
Book value                         4,402     1,769     1,965       244            409             15
                                 =======   =======   =======   =======        =======        =======

The total book value of land at December 31, 2002 was EUR 278 million (at December 31, 2001: EUR 293 million).

The book value of property, plant and equipment financed by installment buying and leasing was
EUR 42 million at December 31, 2002 (at December 31, 2001: EUR 17 million).

(8) Nonconsolidated Companies


------------------------------------------------------------
Millions of euros                             2002      2001
------------------------------------------------------------
Investments in nonconsolidated companies       466       561
Loans to nonconsolidated companies              25        14
------------------------------------------------------------
Total                                          491       575
============================================================


Dividends received from nonconsolidated companies in 2002, 2001 and 2000 amounted to EUR 82 million, EUR 67 million and EUR 32 million, respectively.

At December 31, 2002, consolidated retained earnings included EUR 261 million (2001: EUR 228 million) of undistributed earnings from Akzo Nobel's investments in nonconsolidated companies. Accounts receivable

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

from and payable to nonconsolidated companies are separately presented in the Consolidated Balance Sheet.

The most important nonconsolidated companies are the 50 percent interest in Flexsys, the 21 percent interest in Acordis and the 30 percent interest in Methanor.

Summarized information of nonconsolidated companies on a 100-percent basis follows:

--------------------------------------------------
Millions of euros                   2002      2001
--------------------------------------------------
Current assets                     1,208     1,386
Noncurrent assets                  1,472     1,902
                                 -------   -------
Total assets                       2,680     3,288
                                 =======   =======
Current liabilities                  683       926
Noncurrent liabilities               639       735
Shareholders' equity               1,358     1,627
                                 -------   -------
Total liabilities and equity       2,680     3,288
                                 =======   =======
--------------------------------------------------



------------------------------------------------------------
Millions of euros                   2002      2001      2000
------------------------------------------------------------
Net sales                          3,283     3,745     4,309
Income before tax                     34       223       699
Net income                            31       172       615
------------------------------------------------------------


The lower 2002 statement of income figures predominantly relate to lower earnings for Acordis, Flexsys and Methanor. The decrease of the 2001 statement of income figures predominantly relates to the divestments made by Acordis in 2000.

Certain nonconsolidated companies sell goods and provide services to consolidated Akzo Nobel companies. In addition, consolidated Akzo Nobel companies sell goods and provide services to certain nonconsolidated companies. Such transactions were not significant. Terms of these transactions were generally comparable to transactions with third parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

 (9) Short-term Borrowings


----------------------------------------------------------------------------------------------------


                                                Balance at end of year     Weighted average interest
                                                  in millions of euros           rate at end of year

----------------------------------------------------------------------------------------------------

Year ended December 31, 2000
Banks                                                              370                             7%
Commercial paper                                                 1,585                             6%
Borrowings from nonconsolidated companies                           12                             5%

Year ended December 31, 2001
Banks                                                              704                             5%
Commercial paper                                                 1,455                             4%
Borrowings from nonconsolidated companies                          108                             5%

Year ended December 31, 2002
Banks                                                              517                             6%
Commercial paper                                                   396                             3%
Borrowings from nonconsolidated companies                           66                             5%

----------------------------------------------------------------------------------------------------


Commercial paper relates to Akzo Nobel's commercial paper program in the United States, which at December 31, 2002, as at December 31, 2001, had a maximum of USD 1.0 billion (year-end 2002: EUR 1.0 billion; year-end 2001: EUR 1.1 billion), and to Akzo Nobel's Euro commercial paper program, which at December 31, 2002, as at December 31, 2001, had a maximum of EUR 1.5 billion. At December 31, 2002 and 2001, borrowings under the U.S. commercial paper were EUR 156 million and EUR 576 million, respectively, and under Akzo Nobel's Euro commercial paper EUR 240 million and EUR 874 million, respectively.

(10) Current Liabilities

------------------------------------------------------------------------------------------
Millions of euros                                                           2002      2001
------------------------------------------------------------------------------------------
Prepayments by customers                                                      21        23
Payable to suppliers                                                       1,277     1,411
Taxes and social security contributions                                      350       302
Amounts payable to employees                                                 351       301
Dividends                                                                      2         5
Pensions                                                                     198       197
Current portion of long-term liabilities related
to restructurings                                                            216       213
Current portion of other long-term liabilities                               137       132
Other                                                                        392       387
------------------------------------------------------------------------------------------
Total                                                                      2,944     2,971
==========================================================================================


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

 (11) Long-term Borrowings

-------------------------------------------------------------------------------
Millions of euros                                2002                     2001
--------------------------------------------------------------------------------
Debentures                                     2,600                    1,970
Debt to credit institutions                       87                      153
Other borrowings                                 110                      112
                                              ------                    ------
                                               2,797                    2,235
Current portion                                 (734)                    (294)
------------------------------------------------------------------------------
Total                                          2,063                    1,941
==============================================================================


Debentures and other borrowings can be specified as follows:

Millions of euros                                                       2002       2001
---------------------------------------------------------------------------------------
Debentures
8      %     1992 maturing 2002                                                     136
6.38   %     1993 maturing 2003                                          136        136
7      %     1995 maturing 2005                                          227        227
5.38   %     1998 maturing 2008                                          512        512
5.63   %     2002 maturing 2009                                          924
6      %     1998 maturing 2003 (USD)                                    478        568
6.44   %     1997 maturing 2007 (USD)                                    100        120
6.54   %     1997 maturing 2012 (USD)                                    139        167
Other debenture loans with various currencies, rates approximately 6%
and various maturities                                                    84        104
                                                                      ------     ------
                                                                       2,600      1,970
                                                                      ------     ------
Debt to credit institutions
Debt with various currencies, and various rates                           87        153
                                                                       ------    ------
                                                                          87        153
                                                                       ======    ======
Other borrowings
Borrowings with various currencies, various rates and
various maturities, including capital lease obligations                   110       112
                                                                        -----     -----
                                                                          110       112
                                                                       ======     =====

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL


Aggregate maturity is as follows:
--------------------------------------------------------------------------------

Millions of euros
--------------------------------------------------------------------------------
2003                                                                         734
2004                                                                          21
2005                                                                         278
2006                                                                           8
2007                                                                         102
Later                                                                      1,654
--------------------------------------------------------------------------------
Total                                                                      2,797
================================================================================

The average interest rate was 5.9 percent in 2002, 6.1 percent in 2001 and 5.8 percent in 2000.

Other borrowings and debt to credit institutions have been secured by mortgages aggregating EUR 7 million at December 31, 2002 (at December 31, 2001: EUR 10 million).

At December 31, 2002, the total amount of the committed standby multicurrency loan facility with floating interest rates arranged by Akzo Nobel was USD 1.0 billion (at December 31, 2002: EUR 1.0 billion, at December 31, 2001: EUR 1.1 billion), which expires on October 15, 2003. The total amount and the conditions of the facility were not changed in 2002. Both at the end of 2002 and 2001, the facility was not used. Furthermore, the Company has a EUR 1.0 billion short-term back-up facility, expiring on November 28, 2003.

(12) Long-term Liabilities


--------------------------------------------------------------------------------
Millions of euros                                           2002            2001
--------------------------------------------------------------------------------
Deferred taxes                                               513             560
Pension obligations                                        2,795           1,289
Restructuring of activities                                  116             187
Environmental costs                                          102             176
Other                                                        223             218
--------------------------------------------------------------------------------
Total                                                      3,829           2,430
================================================================================

For details on provisions for deferred taxes reference is made to Note 17. For details on provisions for pension obligations reference is made to Note 20.

Other long-term liabilities include provisions for antitrust cases of EUR 72 million. Reference is made to Note 14.

Restructuring of activities

Provisions for restructuring of activities comprise accruals for certain employee termination benefits and for costs which are directly associated with plans to exit specific activities, primarily related to costs associated with closing down facilities. The changes in these provisions (including the short-term portion) are summarized as follows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL


---------------------------------------------------------------------------------------
                                                    Termination     Exit          Total
Millions of euros                                     benefits     costs      provision
---------------------------------------------------------------------------------------
Balance at December 31, 1999                               215      105            320
Changes in exchange rates                                    -        3              3
Additions charged to income as nonrecurring item            32        4             36
Other additions charged to income                           10       12             22
Consolidations                                              31        1             32
Utilization                                               (115)     (30)          (145)
---------------------------------------------------------------------------------------
Balance at December 31, 2000                               173       95            268
Changes in exchange rates                                    -        1              1
Additions charged to income as nonrecurring item           163      108            271
Other additions charged to income                            7        5             12
Utilization                                               (118)     (34)          (152)
---------------------------------------------------------------------------------------
Balance at December 31, 2001                               225      175            400
Changes in exchange rates                                   (3)     (11)           (14)
Additions charged to income as nonrecurring item            68       55            123
Other additions charged to income                           15        9             24
Utilization                                               (123)     (78)          (201)
---------------------------------------------------------------------------------------
Balance at December 31, 2002                               182      150            332
=======================================================================================

At December 31, 2002, the provision for termination benefits involves
3,300 employees that either already have been terminated or will be terminated in the near future (December 31, 2001: 3,500).

(13) Shareholders' Equity

Capital Stock

Authorized capital stock of Akzo Nobel N.V. is EUR 1,600,019,200 and consists of 48 priority shares of EUR 400, 600 million common shares of EUR 2 and 200 million cumulative preferred shares of EUR 2. Subscribed share capital consists of 48 priority shares, 286,147,260 common shares, and no preferred shares. In 2002, 102,960 common shares were issued in connection with the exercise of options.

In connection with Akzo Nobel's Employee Share Plan and stock option plan, the Company has purchased 295,479 common shares in 8 blocks during the period May-August 2002, at the prevailing stock market price at that time, which averaged EUR 34.55. During 2002, in total 29,663 common shares were transferred to outside trust funds of Akzo Nobel's employees in the United Kingdom and Denmark. Taking

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

into account the 189,487 common shares, which the Company held at December 31, 2001, the Company held 455,303 common shares at December 31, 2002.

The priority shares are held by "AKZO NOBEL STICHTING" (Akzo Nobel Foundation), an organization controlled by the Supervisory Board and the Board of Management of Akzo Nobel N.V. The meeting of holders of priority shares submits lists of nominees for the appointment to the Supervisory Board and the Board of Management of Akzo Nobel N.V. The general meeting of shareholders votes upon these lists of nominees. Amendment of the Articles of Association and dissolution of the Company shall require the approval of the meeting of holders of priority shares.

The Board of Management is authorized to determine, with the approval of the Supervisory Board, the share of the profits to be added to retained earnings. The remainder of the profits shall be available for dividends to shareholders as follows: first to priority shares at 6 percent or the statutory interest whichever is lower, of their par value, with the balance available to common shares.

In case of liquidation, from the balance remaining after payment of debts, the holders of priority shares and common shares shall in that order be repaid the par value of their shares. From the balance remaining thereafter, accrued and unpaid dividends, if any, shall be paid first on the priority shares. Any balance remaining thereafter shall be distributed among the holders of common shares, pro rata according to the number of common shares.

According to Netherlands law, each holder of common shares has a preemptive right to acquire any issue of shares pro rata to the aggregate amount of his shares.

Each common share is entitled to one vote.

2002 dividend proposal

A dividend of EUR 1.20 per common share (2001: EUR 1.20) was approved by the General Meeting of Shareholders on April 17, 2003. In November 2002 an interim dividend of EUR 0.30 was declared and paid. Adoption of this proposal resulted in a dividend payment of EUR 343 million, a payout ratio of 38 percent relative to net income excluding extraordinary and nonrecurring items, compared with 37 percent in 2001.

Statutory reserves

At the Annual Meeting of Shareholders of April 26, 2001, an amendment of the Articles of Association was approved whereby the par value of the priority shares was adjusted from NLG 1,000 to EUR 400 and of the common shares and the cumulative preferred shares from NLG 5 to EUR 2. As the revised par values are somewhat lower than the original par values, in accordance with section 67a of Book 2 of the Netherlands Civil Code, the Company recognized a statutory reserve of EUR 77 million for this reduction in subscribed share capital. Statutory reserves also include EUR 5 million for capitalized development costs, as well as the reserves relating to the earnings retained by affiliated companies after 1983. The latter statutory reserves have been calculated by the so-called collective method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Stock Options/Stock Appreciation Rights

Stock Options

Options are granted to all members of the Board of Management, Senior Vice Presidents and Executives. The number of participants was approximately 775 in 2002 (2001: 760). The options for Senior Vice Presidents and Executives expire after five years; as options granted from 2002 expire after seven years. Options (conditional) granted to members of the Board of Management as from 2000 expire after ten years. The options issued under the plan in 1998 were exercisable immediately upon grant. Options issued as from 1999 cannot be exercised during the first three years.

No financing facilities exist for option rights or tax payable thereon. One option entitles the holder thereof to buy one Akzo Nobel N.V. common share of EUR 2 or one American Depositary Share (ADS).
The exercise price is the Euronext Amsterdam opening price on the first day that the Akzo Nobel share is quoted ex dividend, or the opening price for an ADS on NASDAQ/NMS on the first day that the Akzo Nobel ADS is quoted ex dividend.

Stock option activity during the periods indicated was as follows:






--------------------------------------------------------------------------------
                                                                      Weighted-
                                                   Number of             average
Number of options or EUR                              options     exercise price
--------------------------------------------------------------------------------
Balance at December 31, 1999                       1,799,552               41.89
Granted                                            1,057,420               44.82
Exercised                                            (55,584)              28.29
Forfeited                                            (33,700)              43.18
                                                  -----------
Balance at December 31, 2000                       2,767,688               43.27
Granted                                            1,193,170               46.82
Exercised                                           (103,412)              25.93
Forfeited                                            (50,600)              42.97
                                                  -----------
Balance at December 31, 2001                       3,806,846               44.86
Granted                                            1,217,420               45.73
Exercised                                           (106,056)              36.66
Forfeited                                            (44,520)              45.26
                                                  -----------
Balance at December 31, 2002                       4,873,690               45.25
================================================================================

At December 31, 2002, the range of exercise prices and weighted-average remaining contractual life of outstanding options was EUR 40.16 - EUR 47.40 and
3.6 years, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

At December 31, 2002 and 2001, the number of options exercisable was 1,458,700 and 485,156, respectively, and the weighted-average exercise price of those options was EUR 43.88 and EUR 45.40, respectively.

In accordance with APB 25, the compensation expenses for these stock appreciation rights, including the change in the liability for the difference between the exercise and the market price, for 2002 amounted to EUR (21) million (2001: EUR (16) million), whereas the charge against shareholders' equity in 2002 in accordance with NL GAAP amounted to EUR 1 million (2001: EUR 2 million).
Under Dutch GAAP, stock compensation costs are charged to equity upon exercise of the stock appreciation rights.

No pro forma information is required, as the compensation expenses calculated pursuant to the provisions of FAS 123 are the same as those for APB 25, due to the cash settlement feature of the Company's stock option scheme.

Employee Share Plan

In 2001, the Company introduced the Akzo Nobel Employee Share Plan, whereby Akzo Nobel N.V. common shares are conditionally granted to the employees. Generally, these rights vest if the employee has remained in the Company's service for a period of three years. The number of shares granted varies from country to country. At December 31, 2002, the following conditional rights on shares were outstanding:

--------------------------------------------------------------------------------
                       Outstanding shares                     Date unconditional
                    conditional rights on
Year of issue                      shares
--------------------------------------------------------------------------------
         2001                      214,000                           May 1, 2004
         2002                      215,000             Various dates during 2005
================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL


Shareholders' equity
------------------------------------------------------------------------------------------------------------------------------------
             Thousands of euros  Millions of euros
------------------------------------------------------------------------------------------------------------------------------------
             Priority shares       Common shares
------------------------------------------------------------------------------------------------------------------------------------
               Number     Share    Number of    Share   Additional   Statutory       Foreign   Retained   Capital    Minimum   Total
                   of   capital       shares  capital      paid-in    reserves      currency   earnings       and    pension
               shares                                      capital               translation             reserves  liability
                                                                                 adjustments
------------------------------------------------------------------------------------------------------------------------------------
Balance at
  December 31,
  1999             48        22  285,885,524      649        1,795                      (586)       228     2,086        (4)  2,082
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                          947       947               947
Dividends*                                                                                         (286)     (286)             (286)
Issuance of
  common stock
  due to
  Exercise
  of options                          52,176                     1                                              1                 1
Changes in
  minimum
  pension
  liability                                                                                                              (4)     (4)
Foreign
  currency
  translation
  adjustments                                                                           (30)                  (30)              (30)
Acquired
  goodwill                                                                                           (16)     (16)              (16)
------------------------------------------------------------------------------------------------------------------------------------
Balance at
December 31,
2000               48       22    285,937,700     649       1,796            -         (616)         873    2,702        (8)  2,694
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                           671      671               671
Dividends**                                                                                         (343)    (343)             (343)
Issuance of
  common stock
  due to
  Exercise
  of options                          106,600                   3                                               3                 3
Purchase of
  common
  shares, net                                                                                        (10)     (10)              (10)
Reduction of
  par value                (2)                   (77)                       77
Changes in
  minimum
  pension
  liability                                                                                                             (32)    (32)
Capitalized
  development
  cost                                                                       6                        (6)
Foreign
  currency
  translation
  adjustments                                                                          (105)                 (105)             (105)
------------------------------------------------------------------------------------------------------------------------------------
Balance at
  December 31,
  2001             48      20    286,044,300    572         1,799           83         (721)        1,185   2,918       (40)  2,878
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                            818     818               818
Dividends***                                                                                         (343)   (343)             (343)
Issuance of
  common stock
  due to
  exercise
  of options                         102,960                    4                                               4                 4
Purchase of
  common
  shares, net                                                                                          (6)     (6)               (6)
Reduction of
  par value
Changes in
  minimum
  pension
  liability                                                                                                          (1,078) (1,078)
Capitalized
  development
  cost                                                                      (1)                         1       -
Foreign
  currency
  translation
  adjustments                                                                          (175)                 (175)             (175)
------------------------------------------------------------------------------------------------------------------------------------
Balance at
  December 31,
  2002             48      20   286,147,260    572          1,803           82         (896)        1,655   3,216    (1,118)  2,098
------------------------------------------------------------------------------------------------------------------------------------


* EUR 0.70 per ordinary share and EUR 13.62 per priority share as final dividend for previous year, and EUR 0.30 and EUR 13.61, respectively, was declared as interim dividend for current year.
** EUR 0.90 per ordinary share and EUR 13.62 per priority share as final dividend for previous year, and EUR 0.30 and EUR 12.00, respectively, was declared as interim dividend for current year.
*** EUR 0.90 per ordinary share and EUR 12.00 per priority share as final dividend for previous year, and EUR 0.30 and EUR 12.00, respectively, was declared as interim dividend for current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

 (14) Commitments and Contingent Liabilities

Environmental Matters

The Company is subject to extensive European Union, national and local laws and regulations governing discharges to the air and water as well as the handling and disposal of solid and hazardous wastes. In addition, the Company is subject to regulatory requirements governing the remediation of environmental contamination associated with past releases of hazardous substances. Governmental authorities have the power to enforce compliance with these requirements, and violators may be subject to civil or criminal penalties, injunctions, or both. Third parties also may have the right to sue to enforce compliance. The Company is involved in (legal) proceedings with regulatory authorities in various countries that may require the Company to pay fines relating to violations of environmental laws and regulations, comply with more rigorous standards or other requirements, and incur capital and operating expenses to meet such obligations.

The Company is subject to hazardous substance cleanup laws in various countries that impose liability for the costs of cleaning up contamination resulting from past spills, disposal or other releases of hazardous substances. In particular, the Company may be subject to liability under the United States
Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and similar laws that impose liability-without a showing of fault, negligence or regulatory violation-on the generators of hazardous substances that have caused, or may cause, environmental contamination. Pursuant to CERCLA, in certain circumstances, the United States Environmental Protection Agency ("EPA") may order one or more potentially responsible parties ("PRPs") to clean up environmental contamination. In other cases, the EPA may clean up a site and then seek reimbursement of expenditures of federal funds from PRPs. Courts have interpreted CERCLA generally to impose joint and several liability without regard to fault for cleanup (and certain other) costs on all PRPs. This means that each PRP conceivably could be held liable for the entire amount of necessary cleanup costs. As a practical matter, however, liability is often apportioned among PRPs based on the volume and/or toxicity of the wastes disposed by each PRP.

It is the Company's policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. These accruals are reviewed periodically and adjusted, if necessary, as assessments and cleanups proceed and additional information becomes available. Environmental liabilities can change substantially by the emergence of additional information on the nature or extent of contamination, the necessity of employing particular methods of remediation, actions by governmental agencies or private parties, or other factors of a similar nature. Cash expenditures often lag behind the period in which an accrual is recorded by a number of years.

In accordance with the aforementioned policies, as of December 31, 2002, the aggregate environmental related long-term liabilities and accruals accounted for amounted to EUR 204 million (December 31, 2001: EUR 211 million).

Although the Company believes that over the years it and its predecessors utilized operating practices that were standard in the relevant industry and were in compliance with existing environmental regulations, hazardous materials may have been released in or under currently-or previously-operated sites. Consequently, the Company may be required to remediate contamination at some of these sites. Although the Company does not have sufficient information to estimate its potential liability in connection with any potential future remediation, it believes that if any such remediation is required, it will occur over an extended period of time. The Company anticipates that there may be a need for future provisions for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

environmental costs which, in management's opinion based on information currently available, would not have a material adverse effect on the Company's financial position and liquidity, but could be materially adverse to the Company's results of operations in any one accounting period. Environmental liabilities can change substantially by the emergence of additional information on the nature or extent of contamination, the necessity of employing particular methods of remediation, actions by governmental agencies or private parties or other factors of a similar nature.

While it is not feasible to predict the outcome of all pending environmental exposures, it is reasonably possible that there will be a need for future provisions for environmental costs which, in management's opinion based on information currently available, would not have a material effect on the Company's financial position but could be material to the Company's results of operations in any one accounting period.

Antitrust Cases

Akzo Nobel is involved in investigations by the antitrust authorities in the United States, Canada, and the European Union into alleged violations of the respective antitrust laws for some products in these jurisdictions. In addition, the Company is involved in civil damage claims in relation to some of these alleged antitrust violations. Fines, civil damage settlements, and legal costs incurred in 2002 in connection with these cases amounted to EUR 9 million (2001: EUR 59 million). Based on an estimate of the probable fines, civil damages, and costs to be paid over a number of years to come-taking into account legal advice and the current facts and circumstances-the Company has a provision amounting to EUR 102 million (2001: EUR 111 million).

However, it should be understood, that in light of future developments such as
(a) the outcome of the investigations of the various antitrust authorities, (b) potential additional lawsuits by (indirect) purchasers, (c) possible future civil settlements, (d) the failure to satisfy the conditions of any future class action settlement, and (e) adverse rulings or judgments in the pending investigations or in related civil suits, the antitrust matters could result in additional liabilities and related costs. The Company at this point in time cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts with sufficient certainty to allow such amount or range of amounts to be meaningful. Moreover, the aforementioned liabilities are typically paid over a number of years and the timing of such payments cannot be predicted with confidence. The Company believes that the potential aggregate amount of any additional fines and civil damages to be paid will not materially affect the Company's financial position. The aggregate amount, however, could be material to the Company's results of operations in any one accounting period.

With regard to Flexsys, a 50/50 joint venture with Solutia Inc. for rubber chemicals, authorities in the USA, Canada and Europe are investigating past commercial practices in this industry. We have been informed by Flexsys management that it is fully cooperating with the authorities and will continue to do so. We are also aware of a number of purported class actions that have been filed against Flexsys in various state courts in the United States.

Other Contingent Liabilities (including Remeron(R) Cases)

The Company brought claims against certain generic drug manufacturers in the United States under the U.S. Hatch-Waxman Act, alleging infringement by such manufacturers of the Company's U.S. patent protecting the use of mirtazapine (Remeron(R)) in combination with one or more SSRI's for the treatment of depression. In two of the patent infringement cases brought by the Company, the Court granted summary judgment of noninfringement in favor of the defendants. In light of recent new case law in an unrelated case providing guidance regarding inducement to infringe issue under the Hatch-Waxman Act, the Company has decided not to further pursue any actions and to withdraw all pending cases based on infringement of the above reference patent against the generic drug manufacturers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Some generic drug manufacturers sued by the Company have brought antitrust counterclaims against the Company in the United States. In addition, antitrust claims have been filed against the Company in the United States on behalf of classes of (in)direct purchasers of Remeron(R). The Company is aggressively defending these claims.

There are pending against Akzo Nobel N.V. and its subsidiaries a number of other claims, all of which are contested. The Company is also involved in disputes with tax authorities in several jurisdictions.

While the outcome of these claims and disputes cannot be predicted with certainty, management believes, based upon legal advice and information received, that the final outcome will not materially affect the consolidated financial position but could be material to the Company's result of operations in any one accounting period.

Commitments

Purchase commitments for property, plant and equipment aggregated EUR 127 million at December 31, 2002. At December 31, 2001, these commitments totaled EUR 140 million. In addition, the Company has purchase commitments for raw materials and supplies incident to the ordinary conduct of business.

Long-term liabilities contracted in respect of leasehold, rental, operational leases, research, etc., aggregated EUR 647 million at December 31, 2002 (at December 31, 2001: EUR 561 million). Payments due within one year amount to EUR 188 million (2001: EUR 141 million); payments due after more than five years amount to EUR 99 million (2001: EUR 167 million).

Expenses for non-cancelable operating leases and other commitments in 2002, 2001 and 2000 were EUR 141 million, EUR 143 million and EUR 168 million, respectively.

Obligations under long-term non-cancelable operating leases and other commitments for each of the next five years and thereafter are as follows.



---------------------------------------------
Millions of euros
---------------------------------------------
2003                                      188
2004                                      209
2005                                       75
2006                                       44
2007                                       32
Later                                      99
---------------------------------------------
Total                                     647
=============================================

Guarantees

In November 2002, the FASB issued interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtness to Others.

Akzo Nobel N.V. has declared in writing that it accepts joint and several liability for contractual debts of certain Netherlands consolidated companies. These debts, at December 31, 2002, aggregating EUR 1.8 billion (at December 31, 2001: EUR 1.2 billion), are included in the consolidated balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Additionally, at December 31, 2002, guarantees were issued on behalf of consolidated companies in the amount of EUR 2.4 billion (at December 31, 2001:
EUR 3.2 billion). The debts and liabilities of the consolidated companies underlying these guarantees are included in the Consolidated Balance Sheet or in the amount of long-term liabilities contracted in respect of leasehold, rental, operational leases, research, etc.

Guarantees relating to nonconsolidated companies amounted to EUR 9 million (at December 31, 2001: EUR 11 million). As general partner in several partnerships, Akzo Nobel companies are liable for obligations incurred by these partnerships. At December 31, 2002, the risk ensuing from these liabilities was EUR 159 million (at December 31, 2001: EUR 156 million).

There are agreements to provide additional consideration in a business combination to the seller if contractually specified conditions related to the acquired entity are achieved. At December 31, 2002, we had recognized contingent liabilities for estimated payments amounting to EUR 21 million, which are included in the obligations under long-term non-cancelable operating leases and other commitments, as reported above under Commitments. The total exposure amounted to EUR 41 million.

(15) Information about Financial Instruments

For information on the commercial paper programs reference is made to Note 9. For information on the standby multicurrency loan facility reference is made to
Note 11.

Foreign Exchange Risk Management

The Company routinely enters into forward exchange contracts to hedge transaction exposures.
These principally arise with respect to assets and liabilities or firm commitments related to sales and purchases. The purpose of Akzo Nobel's foreign currency hedging activities is to protect the Company from the risk that the eventual functional currency net cash flows resulting from trade transactions are adversely affected by changes in exchange rates.

At December 31, 2002, outstanding contracts to buy currencies totaled EUR 1.0 billion (at December 31, 2001: EUR 0.8 billion), while contracts to sell currencies totaled EUR 2.1 billion (at December 31, 2001: EUR 2.2 billion). These contracts mainly relate to pounds sterling, U.S. dollars, Canadian dollars, Swedish kronor, and Japanese yen.

The Company does not use financial instruments to hedge the translation risk related to equity, intercompany loans of a permanent nature, and earnings of foreign subsidiaries and nonconsolidated companies.

Interest Risk Management

In principle, the Company manages interest risk by financing noncurrent assets and a certain portion of current assets with equity, provisions, and long-term borrowings with fixed interest rates. The remainder of current assets is financed with short-term debt, including floating rate short-term borrowings. In line with this policy, a number of swap contracts and forward rate agreements have been entered into.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The Company swapped EUR 500 million fixed rate liabilities with an interest rate of 5.625 percent with floating rate LIBOR-related liabilities of USD 445 million and a remaining maturity of 6 years.

The Company concluded forward rate agreements covering USD 440 million whereby interest percentages are fixed in a range from 1.895 percent to 2.176 percent for the period January 1 - November 7, 2003, and covering EUR 50 million with an interest percentage of 3.17 percent for the period January 1 - March 6, 2003 and of 3.05 percent for May 6 - August 6, 2003.

Fixed rate liabilities with an interest rate of 6.3 percent were swapped with floating rate EURIBOR-related liabilities for an amount of EUR 145 million and a remaining maturity of 3 years. Floating rate EURIBOR-related liabilities were swapped with fixed rate liabilities with an interest rate of 5.3 percent for an amount of EUR 145 million and a remaining maturity of 3 years.

The Company has entered into interest rate cap agreements with a cap rate of
8.5 percent for an amount of USD 200 million (year-end 2002: EUR 191 million; year-end 2001: EUR 227 million) to protect itself against the risk of excessive increases in interest rates on short-term U.S. dollar borrowings. These contracts will expire in 2003.

Akzo Nobel has swap agreements related to a 9 percent pound sterling loan with an outstanding amount of EUR 7 million at December 31, 2002. Under the terms of these agreements Akzo Nobel will pay to financial institutions the euro equivalent of the original amount of the loan and interest on such amount at a fixed rate of 7.6 percent in exchange for its obligations under this loan agreement.

The above-mentioned Akzo Nobel financial instruments are accounted for as follows:
(a) In the balance sheet, amounts in foreign currencies are translated into euros at year-end exchange rates. Foreign exchange differences are included in income. Results on currency hedging contracts are also recognized in income to offset the foreign exchange differences on the related hedged items. Exchange differences on anticipatory hedges of firm commitments regarding sales and purchases are deferred on the balance sheet until the hedged transactions have been reflected in the accounts. The capitalized or accrued amount is included in receivables or current liabilities;
(b) interest swaps contracts: interest is accrued in the statement of income as part of interest expense.

Credit Risk

Under the agreements concluded for its financial instruments, the Company is exposed to credit loss in the event of nonperformance by the counterparty to any one of these agreements. In the event of a counterparty's default, the resulting exposure would equal the difference between (a) the prevailing market interest rate and exchange rate and (b) the agreed swap interest and exchange rate.
The Company has no reason to expect nonperformance by the counterparties to these agreements, given their high credit ratings.

Commodities

In order to hedge the price risk of natural gas, the Company has entered into an accumulating swap for 100,000 barrels of petroleum for each month of 2003, whereby the price per barrel is fixed at USD 21.00, but only in case the market price is below USD 27.00.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Fair Value of Financial Instruments

The carrying values and estimated fair values of financial instruments do not differ materially with the exception of the following:


--------------------------------------------------------------------------------
                                   December 31, 2002         December 31, 2001
Millions of euros               Carrying     Estimated     Carrying    Estimated
Asset/(liability)                 amount    fair value       amount   fair value
--------------------------------------------------------------------------------
Foreign currency contracts           108           113         (35)         (30)
Interest rate currency swap           76           131
Interest swap contracts                -             4            -           6
Interest rate cap contracts            -             -            1           -
Forward rate agreements                -            (1)
Long-term borrowings              (2,797)       (2,947)      (2,220)     (2,262)
Petroleum swap                         -             -            -           1
================================================================================

The fair value of foreign currency contracts, swap contracts, and petroleum options is estimated by obtaining quotes from brokers.

The fair value of interest rate currency swaps is obtained from dealer quotes.

The fair value of interest swap contracts was estimated from discounted anticipated cash flows at prevailing market rates.

The fair value of interest rate cap contracts is obtained from dealer quotes. This value represents the estimated amount the Company would receive to terminate the contracts, taking into consideration current interest rates and the credit worthiness of the counterparties.

The fair value of the Company's long-term borrowings is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt with similar maturities.
The carrying amounts of cash and cash equivalents, receivables, short-term borrowings and other current liabilities approximate fair value due to the short maturity period of those instruments.

The Company has other financial instruments, which are not significant.

(16) Financing Charges

Interest expense was reduced by EUR 7 million, EUR 5 million, and EUR 9 million in 2002, 2001 and 2000, respectively, due to the capitalization of financing expenses of capital investment projects under construction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(17) Income Taxes

The Company recognizes deferred tax assets in so far as their realization is more likely than not.

Tax charges/(benefits) are included in the statements of income as follows:


--------------------------------------------------------------------------------
Millions of euros                                    2002       2001        2000
--------------------------------------------------------------------------------
Operating income less financing charges               335        281         440
Nonconsolidated companies*                             (1)         9          (8)
Extraordinary items                                     -         13         (45)
--------------------------------------------------------------------------------
Total                                                 334        303         387
================================================================================

* Includes nonrefundable withholding taxes for dividends and income taxes relating to the Company's share in partnership earnings.

Pre-tax income (including extraordinary items and earnings from nonconsolidated companies) in the Netherlands and from foreign operations is as follows:


--------------------------------------------------------------------------------
Millions of euros                                     2002       2001       2000
--------------------------------------------------------------------------------
The Netherlands                                        122         46        231
Foreign                                              1,065        959      1,146
--------------------------------------------------------------------------------
Total                                                1,187      1,005      1,377
================================================================================



The tax charges/(benefits) in the Netherlands and from foreign operations were as follows:

--------------------------------------------------------------------------------
Millions of euros                                   2002        2001        2000
--------------------------------------------------------------------------------
The Netherlands
Current tax                                    48            7          85
Deferred tax                                   (6)           9         (51)
                                             ----         ----        ----
                                                     42           16          34
Foreign
Current tax                                   322          177         236
Deferred tax                                  (30)         110         117
                                             ----         ----        ----
                                                    292          287         353
--------------------------------------------------------------------------------
Total                                               334          303         387
================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The table below reconciles the normal corporation tax rates in the Netherlands to the effective consolidated rates.

--------------------------------------------------------------------------------------------------------------------
Percentages                                                                             2002        2001        2000
--------------------------------------------------------------------------------------------------------------------
Corporate tax rate in the Netherlands                                                     35          35          35
Nontaxable income from nonconsolidated companies (excluding partnerships)                 (4)         (1)         (1)
Effect of lower tax rates in specific countries                                           (4)         (3)         (2)
Tax exempt income/loss                                                                    (1)         (3)         (5)
Change in valuation allowance                                                              2           2           1
--------------------------------------------------------------------------------------------------------------------
Total                                                                                     28          30          28
====================================================================================================================

At December 31, 2002, losses carried forward amounted to EUR 786 million, of which EUR 123 million will expire within five years. For an amount of EUR 373 million of losses, there is no expiration date.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001, are presented below.


-----------------------------------------------------------
Millions of euros                         2002         2001
-----------------------------------------------------------
Net operating loss carry forwards          204         233
Provisions                                 393         387
Intangible assets                           85          86
Property, plant and equipment             (255)       (239)
Overfunding at pension funds              (162)       (182)
Others                                    (308)       (381)
                                          -----       -----
                                           (43)        (96)
Valuation allowance                        (65)        (45)
-----------------------------------------------------------
Net deferred taxes                        (108)       (141)
===========================================================

The valuation allowance for deferred tax assets as of January 1, 2002 and 2001, was EUR 65 million and EUR 45 million, respectively. The net change in the valuation allowance for the years ended December 31, 2002 and 2001, was an increase of EUR 20 million and of EUR 13 million, respectively. In assessing the valuation of deferred tax assets, management considers whether it is more likely than not that these deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2002. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if future estimates of projected taxable income during the carry forward period are lower.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

No taxes have been provided for approximately EUR 0.7 billion of unremitted earnings of certain foreign subsidiaries as of December 31, 2002 (2001: EUR 2.0 billion). The remittance of these amounts would not lead to an income tax charge in the Netherlands and, in case of nonrefundable withholding taxes, part of these withholding taxes would be available for tax credits.

(18) Other Results

The following items are included as other results:

Millions of euros                                2002          2001         2000
--------------------------------------------------------------------------------
Royalties                                          57            48           66
Results on sale of redundant assets                 5             3            2
Currency exchange differences                     (15)            4            2
Other items                                         6             9           18
--------------------------------------------------------------------------------
Total                                              53            64           88
================================================================================


(19) Extraordinary and Nonrecurring Items

Extraordinary items

In 2002, no extraordinary items were recognized.

In 2001, the following extraordinary items were recognized:

--------------------------------------------------------------------------------
Millions of euros                                Gross         Taxes        Net
--------------------------------------------------------------------------------
Divestiture
- Diagnostics business                             79            (23)         56
- Printing Inks                                    (3)            10           7

--------------------------------------------------------------------------------
Total                                              76            (13)         63
================================================================================

For information on the divestiture of the Diagnostics business and Printing Inks reference is made to Other Changes in Consolidated Interests in Note 2.

In 2000, the following extraordinary items were recognized:

--------------------------------------------------------------------------------
Millions of euros                                 Gross        Taxes        Net
--------------------------------------------------------------------------------
Divestiture
- Chefaro                                           90                        90
- Other                                             40         (5)            35
Antitrust cases                                   (200)        50           (150)
--------------------------------------------------------------------------------
Total                                              (70)        45            (25)
================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

For information on the divestiture of Chefaro, reference is made to Other Changes in Consolidated Interests in Note 2. For information on the antitrust cases reference is made to Note 14.

Nonrecurring items

In 2002, 2001 and 2000, the following nonrecurring charges for consolidated companies were included:

--------------------------------------------------------------------------------
Millions of euros                                   2002        2001        2000
--------------------------------------------------------------------------------
Gains on divestments                                 91          26
Pension premium refund Sweden                        15          19           11
Asset impairments and restructurings at:
- Pharma                                           (111)        (36)
- Coatings                                          (26)       (201)         (18)
- Chemicals                                         (99)       (257)         (77)
--------------------------------------------------------------------------------
Total                                              (130)       (449)         (84)
================================================================================

The net nonrecurring after-tax gain for nonconsolidated companies in 2001 include a net profit on the gain of the divestment of the Company's participation in Akzo PQ-Silica and results relating to Acordis.

The net nonrecurring after-tax gain for nonconsolidated companies in 2000 related to the gain on the divestment of the Company's participation in Tosoh Akzo Corporation and the Company's share in the gain on the divestment of Twaron Products by Acordis, partially offset by the effect of the settlement for the Acordis divestment.

(20) Provisions for Pensions and Postretirement Benefits other than Pensions

Akzo Nobel has a number of defined benefit pension plans covering the majority of employees.
The benefits for these plans are based primarily on years of service and employees' compensation.
The funding policy for the plans is consistent with local requirements in the countries of establishment.

Obligations under the defined benefit plans are systematically provided for by depositing funds with trustees or separate foundations, under insurance policies, or by financial statement provisions. Plan assets principally consist of long-term interest-earning investments, quoted equity securities, and real estate.

Akzo Nobel also provides certain healthcare and life insurance benefits for most of the Company's retired employees in the United States and the Netherlands. The Company accrues for the expected costs of providing such postretirement benefits during the years that the employee renders the necessary service.

Below a table is provided with a summary of the changes in the pension benefit obligations and plan assets for 2002 and 2001. Also provided is a table with a summary of the changes in the accumulated postretirement benefit obligations and plan assets for 2002 and 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL



 -------------------------------------------------------------------------------------------------
                                                          Pensions           Other postretirement
                                                                                     benefits
Millions of euros                                    2002          2001          2002         2001
--------------------------------------------------------------------------------------------------
Benefit obligation
Balance at beginning of year                      (7,950)        (7,507)        (412)        (334)
Acquisitions                                         (38)            (1)         (10)
Divestments/curtailments                              37             26            1           13
Service cost                                        (238)          (250)         (15)         (13)
Interest cost                                       (448)          (449)         (28)         (25)
Plan amendments                                        3             (1)                      (10)
Benefits paid                                        436            416           23           21
Actuarial gains and losses                          (436)          (107)        (142)         (50)
Changes in exchange rates                            279            (77)          59          (14)
                                                  ------         ------         ----         -----
Balance at end of year                            (8,355)        (7,950)        (524)        (412)

Plan assets
Balance at beginning of year                       6,707          7,380            2            2
Acquisitions                                          31              -
Divestments/curtailments                             (10)            (6)
Contribution by employer                             340            145
Contribution by employees                             12             23
Benefits paid                                       (393)          (361)           -            -
Actual return on plan assets                        (477)          (556)           -            -
Changes in exchange rates                           (228)            82            -            -
                                                  ------         ------         ----         -----
Balance at end of year                             5,982          6,707            2            2
                                                  ------         ------         ----         -----
Funded status                                     (2,373)        (1,243)        (522)        (410)

Unrecognized net loss/(gain)                       2,179            916          127           (9)
Unrecognized prior service costs                     170            203           11            5
Unrecognized net transition obligation                 -             (2)
Minimum pension liability                         (1,794)           (93)
--------------------------------------------------------------------------------------------------
Net balances                                      (1,818)          (219)        (384)        (414)
==================================================================================================

The net balance of the pension plans is recognized in the Consolidated Balance Sheet as follows:
--------------------------------------------------------------------------------------------------
Millions of                                          2002           2001
--------------------------------------------------------------------------------------------------
- Prepaid pension costs under other
 financial noncurrent assets                          579            656

- Provisions for pensions and other
postretirement benefits under provisions           (2,397)          (875)
--------------------------------------------------------------------------------------------------
                                                   (1,818)          (219)
==================================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The weighted average assumptions underlying the pension computation at December 31 were:


----------------------------------------------------------------------------------------------
Percent                                                                         2002      2001

Discount rate                                                                    5.6       6.0
Rate of compensation increase                                                    3.6       3.8
Expected return on plan assets                                                   6.8       7.2
----------------------------------------------------------------------------------------------

The 2002, 2001, and 2000 net periodic pension cost for the defined benefit pension plans was as follows:
----------------------------------------------------------------------------------------------
Millions of euros                                                       2002     2001     2000
----------------------------------------------------------------------------------------------
Service cost for benefits earned during the period
                                                                        226      227       199
Interest cost on projected benefit obligation
                                                                        448      449       418
Expected return on plan assets                                         (460)    (521)     (498)
Net amortization of unrecognized    net transition obligation
                                                                          -        -        (4)
Amortization of prior service cost                                       16       20        15
Net actuarial (gain) / loss
   recognized                                                            36       (2)       (2)
Settlement/curtailment loss                                               1        -         7
----------------------------------------------------------------------------------------------
Net pension cost                                                        267       173      135
==============================================================================================

The principal defined benefit plans referred to above cover approximately
60 percent of Akzo Nobel's employees. The remaining plans primarily represent defined contribution plans. Expenses for these plans totaled EUR 31 million in 2002, EUR 48 million in 2001 and EUR 44 million in 2000.

Due to the substantial decline in stock markets, at December 31, 2002, the accumulated benefit obligation for all pension plans exceeded the value of plan assets. As a consequence, the Company recognized additional provisions for minimum pension liabilities in 2002 of EUR 1,701 million, through a direct charge against shareholders' equity of EUR 1,555 million (EUR 1,078 million after taxes) and of intangible assets for prior service costs of EUR 146 million. The situation at December 31, 2001, resulted in additional provisions in 2001 of EUR 62 million, which were recognized by means of charge against shareholders' equity of EUR 53 million (EUR 32 million after taxes) and as intangible assets for prior service costs of EUR 9 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Net periodic other postretirement benefit costs are as follows:




----------------------------------------------------------------------------------------------
Millions of euros                                            2002           2001          2000
----------------------------------------------------------------------------------------------
Service cost for benefits
allocated                                                      15             13            12
Interest cost on accumulated
   postretirement obligation                                   28             25            22
Amortization of prior service cost                              -             (1)           (1)
Net actuarial (gain)/loss
   recognized                                                   -             (3)           (2)
Curtailment (gain)/loss                                         1            (13)            7
----------------------------------------------------------------------------------------------
Net other postretirement cost                                  44             21            38
==============================================================================================

For postretirement healthcare benefit plans in the United States, representing approximately 70 percent of the obligations, accruals have been calculated using a healthcare cost increase rate of 10.0 percent decreasing gradually to
5.0 percent over the next 4 years and remaining at that level thereafter (for December 31, 2001: 7.5 percent gradually decreasing to 5.5 percent over the next 4 years and remaining at that level thereafter; for December 31, 2000:
7.15 percent decreasing gradually to 5.0 percent over the next 4 years and remaining at that level thereafter). The discount rate was 6.75 percent for December 31, 2002, 7.5 percent at December 31, 2001 and 7.75 percent for 2000.

For the plans in the Netherlands a healthcare cost increase rate of 4.0 percent per year was used with a 5.25 percent discount rate for December 31, 2002 (December 31, 2001: 4.0 percent and 5.5 percent, respectively; 2000: 4.0 percent and 5.5 percent, respectively).

A 1-percent increase in the assumed healthcare cost increase rate would have increased the 2002 postretirement healthcare cost by EUR 7 million and the accumulated benefit obligation at December 31, 2002 by EUR 60 million.

(21) Application of Generally Accepted Accounting Principles in the United States of America

The accounting principles followed in the preparation of the consolidated financial statements (NL GAAP) differ in some respects from those generally accepted in the United States of America (US GAAP).

Those differences, which have an effect on net income and/or shareholders' equity, are as follows:

(a) For NL GAAP purposes, until 1999 goodwill was charged directly to shareholders' equity. Since 2000, goodwill is capitalized and amortized over its estimated useful life not exceeding 20 years.

    For US GAAP, until 2001 goodwill was capitalized and amortized over its estimated useful life not exceeding 40 years.

    The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and of SFAS No. 142 effective January 1, 2002. As of January 1, 2002, goodwill is determined to have an indefinite useful life, and therefor no longer amortized. Annually goodwill is tested for impairment in accordance with the provisions of SFAS No. 142.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL



As a consequence, the unamortized goodwill balances per January 1, 2002, of pre 2000 acquisitions are to be capitalized for US GAAP and are no longer amortized. Starting in 2002, the NL GAAP amortization of goodwill related to post 1999 acquisitions has to be reversed for US GAAP. For 2002 this was an amount of EUR 19 million.

The impairment test in accordance with the provisions of SFAS No. 142 did not result in additional charges in the Company's statement of income, except for the items mentioned under caption (b).

An analysis of the change in goodwill under US GAAP during 2002, 2001 and 2000 is as follows:

------------------------------------------------------------------------------------
Millions of euros
------------------------------------------------------------------------------------
Balance at December 31, 1999                                                  3,802

NL GAAP goodwill written off against equity on companies acquired in 1999        16
Amortization for the year                                                      (147)
Additional write-downs (see (b) below)                                          (27)
Foreign currency translation adjustments                                         48
------------------------------------------------------------------------------------
Balance at December 31, 2000                                                  3,692

Amortization for the year                                                      (140)
Additional write-downs (see (b) below)                                         (102)
Foreign currency translation adjustments                                         26
------------------------------------------------------------------------------------
Balance at December 31, 2001                                                  3,476

Reversal of NL GAAP amortization                                                 19
Additional write-downs (see (b) below)                                          (17)
Foreign currency translation adjustments                                       (168)
------------------------------------------------------------------------------------
Balance at December 31, 2002                                                  3,310
====================================================================================

(b) The Company annually tests the US GAAP goodwill for impairment. This adjustment also includes the write-down of any remaining unamortized goodwill associated with businesses disposed of during the year. For 2002 the write down concerns the unamortized goodwill of a part of the Akcros business, which was divested in April 2002. For 2001 the write-down mainly concerns unamortized goodwill related to the Diagnostics business of Organon Teknika, and Printing Inks, divested at the end of June and the end of October, respectively. For 2000, the write down is mainly related to unamortized goodwill for Chefaro, divested at year-end 2000.

(c) During 1995, the Company transferred its rubber chemicals activities into a 50-50 joint venture, Flexsys, with Solutia Inc. Under NL GAAP the carrying value of the investment at December 31, 2002, was EUR 155 million and under US GAAP EUR 158 million, (at December 31, 2001: EUR 201 million and EUR 209 million, respectively). The higher carrying value under US GAAP is principally related to the goodwill associated with the Akzo Nobel businesses transferred into the joint venture. Such goodwill had been previously charged directly to equity for NL GAAP purposes.

(d) In accordance with NL GAAP, stock compensation costs are charged to equity upon exercise of the stock appreciation rights. In accordance with APB 25, compensation costs, including the change in the liability for the difference between the exercise and the market price, should be recognized as a charge/credit against income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL


(e) In accordance with NL GAAP development costs are to be capitalized and amortized, if certain conditions have been met. US GAAP does not allow capitalization and amortization of development costs. For US GAAP purposes, these costs have to be expensed as incurred. During 2002, the Company did not capitalize additional development costs and recognized an amortization charge of EUR 1 million for NL GAAP purposes.

(f) In 2002, the Company extended restructuring programs at all three groups. Included in the charge were provisions for exit costs of EUR 8 million (EUR 5 million after taxes) for restructuring plans which were announced before the date of the financial statements, but after December 31, 2002, which is allowed under NL GAAP. In accordance with US GAAP, recognition of these provisions is reversed, since these are not allowed until restructuring plans are announced. In 2001, provisions for exit costs of EUR 27 million (EUR 16 million after taxes) were reversed, which have been taken into account in 2002 for US GAAP purposes.

(g) In accordance with the new standards under NL GAAP, the value of the shares granted under the Akzo Nobel Employee Share Plan on the date of the grant is recognized as a charge in the statement of income spread over the vesting period, which in general is 3 years. This standard is effective for rights granted from 2002 onwards. No charge was recognized for the shares granted under the Akzo Nobel Employee Share Plan in 2001. In accordance with US GAAP the fair value of these shares granted in 2001 (i.e. the share price at the date of grant) also has to be recognized as a charge against income over the vesting period of the grant. For 2002, the additional charge amounted to EUR 3 million (EUR 2 million after taxes).

(h) In accordance with NL GAAP, results on foreign currency forward hedging contracts (determined at year-end exchange rates) are recognized in income to offset the foreign exchange differences on the related hedged items. Exchange differences on anticipatory hedges of firm commitments regarding sales and purchases are deferred on the balance sheet until the hedged transactions have been reflected in the accounts. For interest swap contracts, interest is accrued in the statement of income as part of interest expense.

     Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments ("SFAS 133"), as amended by SFAS's 137 and 138, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 and was therefore adopted by Akzo Nobel in 2001. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Statement requires every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivatives fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company does not designate its derivatives for hedge accounting in accordance with US GAAP. Accordingly, changes in fair value of derivative instruments are recognized currently in earnings.

     The cumulative effect for US GAAP purposes at January 1, 2001 of the implementation of SFAS 133 on net income was a gain of EUR 3 million for the foreign currency forward contracts and a gain of EUR 15 million for interest-rate swap contracts, as well as a loss of EUR 1 million for the interest rate cap contract and a loss of EUR 2 million relating to certain futures contracts to purchase electricity, all figures before taxes. The net after-tax cumulative effect was a gain of EUR 10 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

     The effect on US GAAP net income for 2002 is nil for the foreign currency contracts, and the interest rate swap contracts, a gain of EUR 1 million for the interest rate cap contract and a gain of EUR 55 million on the interest rate currency swap, a loss of EUR 1 million for the forward rate agreements, nil for the future contracts to purchase electricity, and a loss of EUR 1 million for the petroleum options. The net after-tax effect was a gain of EUR 35 million.

     The effect on US GAAP net income for 2001 is a gain of EUR 2 million for the foreign currency forward contracts, a loss of EUR 9 million for the interest rate swap contracts, nil for the interest rate cap contract, a gain of EUR 3 million for the futures contracts to purchase electricity, and a gain of EUR 1 million for the petroleum options. The net after-tax effect was a loss of EUR 5 million.

(i)  Represents the income tax effects of the aforementioned adjustments.

(j)  The Company holds or held 50 percent interests in the following companies:
     -  Akzo Nobel Chang Cheng Ltd, China;
     -  Akzo Nobel Chang Cheng Coatings (Beijing) Co. Ltd.;
     -  Akzo Nobel Chang Cheng (Vietnam) Ltd.;
     -  Interpon Powder Coatings Ltd.;
     -  Akzo Nobel Chang Cheng Ltd. (Powder);
     -  Akzo Nobel Chang Cheng (Taiwan) Ltd;
     -  Akzo Nobel Inda SA de CV; and.
     - International Paint (Korea) Ltd., Korea (in 2002 interest increased to 60 percent).

     The abovementioned companies have been fully consolidated into the consolidated financial statements of Akzo Nobel, taking into account the minority interest. This treatment is allowed for NL GAAP purposes, as these companies are considered so-called group companies. The effect of the difference with US GAAP-which requires accounting under the equity method of such interests-on shareholders' equity and net income is nil.

     If these interests had been treated as nonconsolidated companies on a US GAAP basis the Consolidated Statement of Income for the year ended December 31, 2002 would have shown a decrease in net sales of EUR 122 million, in operating income of EUR 21 million, in earnings of consolidated companies less income taxes of EUR 16 million, and in minority interest of EUR 8 million. On the other hand earnings from nonconsolidated companies would have increased by EUR 8 million.

     The Consolidated Statement of Income for the year ended December 31, 2001 would have shown a decrease in net sales of EUR 228 million, in operating income of EUR 41 million, in earnings of consolidated companies less income taxes of EUR 30 million, and in minority interest of EUR 15 million. On the other hand earnings from nonconsolidated companies would have increased by EUR 15 million.

     The Consolidated Statement of Income for the year ended December 31, 2000, would have shown a decrease in net sales of EUR 191 million, in operating income of EUR 28 million, in earnings of consolidated companies less income taxes of EUR 24 million, and in minority interest of EUR 12 million. On the other hand, earnings from nonconsolidated companies would have increased by EUR 12 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

     The major effects on the Consolidated Balance Sheet as at December 31, 2002 would have been a decrease in current assets of EUR 70 million, in property, plant and equipment of EUR 28 million, in short-term liabilities of EUR 44 million, and in minority interest of EUR 28 million, and an increase in long-term borrowings of EUR 2 million. On the other hand, nonconsolidated companies would have increased by EUR 28 million.

     The major effects on the Consolidated Balance Sheet as at December 31, 2001 would have been a decrease in current assets of EUR 119 million, in property, plant and equipment of EUR 44 million, in short-term liabilities of EUR 67 million, in long-term borrowings of EUR 8 million, and in minority interest of EUR 37 million. On the other hand, nonconsolidated companies would have increased by EUR 37 million.

(k) The Company holds a 50 percent interest in the joint venture with Sanofi-Synthelabo, which is included in the consolidated financial statements of Akzo Nobel on a proportional basis, which is allowed for NL GAAP purposes. The effect of the difference with US GAAP - which requires accounting as nonconsolidated companies of such interests - on shareholders' equity and net income is nil.

     If Sanofi-Synthelabo had been treated as nonconsolidated company on a US GAAP basis the Consolidated Statement of Income for the year ended December 31, 2002 would have shown an increase in operating income of EUR 49 million, and in earnings of consolidated companies less income taxes of EUR 31 million. On the other hand earnings of nonconsolidated companies would have decreased by EUR 31 million.

     The Consolidated Statement of Income for the year ended December 31, 2001 would have shown an increase in operating income of EUR 33 million, and in earnings of consolidated companies less income taxes of EUR 31 million. On the other hand earnings of nonconsolidated companies would have decreased by EUR 31 million.

     The major effects on the balance sheet as at December 31, 2002, would have been a decrease in property, plant and equipment of EUR 2 million, in current assets of EUR 21 million and in short term liabilities of EUR 12 million. Provisions would have increased by EUR 11 million.

     The major effect on the balance sheet as at December 31, 2001, would have been a decrease in current assets of EUR 14 million, and in short term liabilities of EUR 24 million. On the other hand provisions would have increased by EUR 10 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The reconciliation of net income is as follows:

---------------------------------------------------------------------------------------------
                                                          For the year ended     December 31,
Millions of euros                                        2002            2001           2000
---------------------------------------------------------------------------------------------
Net income in accordance with NL GAAP                     818             671            947
Adjustments to reported income:
US GAAP amortization of goodwill (a)                                     (140)          (147)
Reversal NL GAAP amortization of goodwill (a)              19
Goodwill write-downs (b)                                  (17)           (102)           (27)
Joint venture (c)                                           3              (6)           (10)
Stock compensation (d)                                     21              16            (27)
Development costs (e)                                       1              (6)
Restructuring provisions (f)                              (19)             27
Employee share plan (g)                                    (3)             (3)
Derivatives cumulative effect (h)                                          15
Derivatives effect 2002/2001 (h)                           54              (7)
Income taxes (i)                                          (17)            (17)             9
---------------------------------------------------------------------------------------------
Net income / (loss) in accordance with US GAAP            860             448            745
Per share and ADS in accordance with US GAAP, in euros:
Basic earnings / (loss) per share/ADS                    3.01            1.57           2.61
Diluted earnings / (loss) per share/ADS                  3.00            1.56           2.60
---------------------------------------------------------------------------------------------



Comprehensive income is as follows:

---------------------------------------------------------------------------------------------
Millions of euros                                        2002            2001           2000
---------------------------------------------------------------------------------------------
Net income / (loss) in accordance with US GAAP            860             448            745
Other comprehensive income / (loss), net of taxes
- Foreign currency translation adjustments               (348)            (72)            14
- Excess of minimum liability over unrecognized
  prior service cost, before taxes                     (1,555)            (40)            (8)
- Tax on excess of minimum liability over
  unrecognized prior service cost                         477               8              4
---------------------------------------------------------------------------------------------
Comprehensive income / (loss)                            (566)            344            755
=============================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL
The accumulated other comprehensive income / (loss) balances are as follows:


-----------------------------------------------------------------------
                                   Foreign      Minimum     Accumulated
                                  currency      pension           other
                               translation    liability   comprehensive
Millions of euros              adjustments   adjustment          income
-----------------------------------------------------------------------
Balance at December 31, 1999         (346)          (4)           (350)
2000 change                            14           (4)             10
                              -----------------------------------------
Balance at December 31, 2000         (332)          (8)           (340)
2001 change                           (72)         (32)           (104)
                              -----------------------------------------
Balance at December 31, 2001         (404)         (40)           (444)
2002 change                          (348)      (1,078)         (1,426)
                              -----------------------------------------
Balance at December 31, 2002         (752)      (1,118)         (1,870)
=======================================================================

The reconciliation of shareholders' equity is as follows:

-------------------------------------------------------------------------
                                                           December 31,
Millions of euros                                      2002         2001
-------------------------------------------------------------------------
Shareholders' equity in accordance with NL GAAP       2,098        2,878
Adjustments to reported shareholders' equity:
Goodwill (a)                                          3,310        3,476
Joint venture (c)                                         3            8
Stock-compensation (d)                                               (22)
Development costs (e)                                    (5)          (6)
Restructuring provisions (f)                              8           27
Employee share plan (g)                                               (3)
Derivatives (h)                                          62            8
Income taxes (i)                                        (21)          (4)
-------------------------------------------------------------------------
Shareholders' equity in accordance with US GAAP       5,455        6,362
=========================================================================


An analysis of the change of shareholders' equity under US GAAP is as follows:


--------------------------------------------------------------------------------
Millions of euros                                         2002     2001     2000
--------------------------------------------------------------------------------

Balance at beginning of year                             6,362    6,368    5,897
Net income / (loss)                                        860      448      745
Dividends paid                                            (343)    (343)    (286)
Issuance of common shares                                    5        3        2
Purchase of common shares, net                              (3)     (10)
Foreign currency translation adjustments                  (348)     (72)      14
Excess of minimum liability over unrecognized prior
service cost, net of income taxes                       (1,078)     (32)      (4)
--------------------------------------------------------------------------------
Balance at end of year                                   5,455    6,362    6,368
================================================================================


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The reconciliation of the elements of the earnings per share computation is as follows.


--------------------------------------------------------------------------------
                                               2002          2001          2000
--------------------------------------------------------------------------------
Shares for basic earnings per share     285,827,092   285,888,385   285,902,574
Effect of dilutive securities               504,113       440,479       252,786
--------------------------------------------------------------------------------
Shares for diluted earnings per share   286,331,205   286,328,864   286,155,360
================================================================================



(22) Supplemental Cash Flow Disclosures


--------------------------------------------------------------------------------
Millions of euros                              2002          2001          2000
--------------------------------------------------------------------------------
Cash paid during the year for:
Interest                                        208           284            315
Income taxes                                    231           246            362
================================================================================


Schedule II VALUATION AND QUALIFYING ACCOUNTS


------------------------------------------------------------------------------------------------------------------------
                                                                        Foreign
                                        Balance at     Additions        currency                                Balance
Millions of euros                     beginning of    charged to     translation                              at end of
                                            period        income         results      Deductions    Other*       period
------------------------------------------------------------------------------------------------------------------------


Reserves for doubtful accounts

Year ended
December 31, 2000                             165             35               1            (28)        3           176

Year ended
December 31, 2001                             176             44               1            (20)      (21)          180
2001
Year ended
December 31,                                  180             43             (17)           (25)        1           182
2002
-----------------------------------------------------------------------------------------------------------------------


* Other is principally due to divestments.

Item 19. EXHIBITS

(a) Financial statements filed as a part of this annual report. (See index to financial statements and schedule set forth in Item 18.)

(a)  Exhibits filed as part of this annual report

     1. Articles of Association of Akzo Nobel N.V. (incorporated by reference from the Form 6-K furnished to the U.S. Securities and Exchange Commission on July 25, 2001).
     4.c Service contract of Board of Management of Akzo Nobel N.V. (incorporated by reference from the Form 20-F filed with the U.S. Securities and Exchange Commission on May 31, 2002.)
     8.   Subsidiaries.
     10.a Consent of Independent Auditors.
     10.b The Company's Report for the Quarter ended March 31, 2003
          (incorporated by reference from the Form 6-K furnished to the U.S. Securities and Exchange Commission on April 16, 2003).

The amount of long-term debt securities of Akzo Nobel authorized under any individual instrument does not exceed 10 percent of the total assets of Akzo Nobel and its subsidiaries on a consolidated basis. Akzo Nobel agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Akzo Nobel N.V.




By     :                               By      :
Name   :  C.J.A. van Lede              Name    : F.W. Froehlich
Title  :  Chairman of the Board        Title   : Deputy Chairman of the Board
          of Management                          of Management and Chief
                                                 Financial Officer


Dated: April 18, 2003

Certification CEO


I, C.J.A. van Lede, certify that:

1. I have reviewed this annual report on Form 20-F of Akzo Nobel N.V.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relatinG to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: 18 April, 2003               By:
      ---------------------                -----------------------------------
                                   Name:   C.J.A. van Lede
                                           -----------------------------------
                                   Title:  Chairman of the Board of Management
                                           -----------------------------------

Certification CFO


I, F.W. Froehlich, certify that:

1. I have reviewed this annual report on Form 20-F of Akzo Nobel N.V.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:   18 April, 2003             By:
        ----------------                  --------------------------------
                                   Name:  F.W. Froehlich
                                          --------------------------------
                                   Title: Deputy Chairman of the
                                          Board of Management and
                                          Chief Financial Officer
                                          --------------------------------