Form 20-F
AKZO NOBEL NV
filed 2004-04-29
CIK 3124

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 20-F
(Mark one)
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2003 or
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
     Commission file number 0-17444

                                   ----------

                                 AKZO NOBEL N.V.
             (Exact name of registrant as specified in its charter)

                                 THE NETHERLANDS
                 (Jurisdiction of incorporation or organization)

                          76 VELPERWEG, 6824 BM ARNHEM
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:
 Title of each class                   Name of each exchange on which registered
 ---------------------------------     -----------------------------------------
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

                                   ----------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of
    1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                               Yes [X]    No [_]

            Indicate by check mark which financial statement item the
                        registrant has elected to follow.
                           Item 17 [_]    Item 18 [X]

================================================================================

                                 Akzo Nobel N.V.
                                TABLE OF CONTENTS
                                                                            Page
PART I

             Introduction                                                      3

Item 1       Identity of directors, senior management and advisors             4

Item 2       Offer statistics and expected timetable                           4

Item 3       Key information                                                   4

Item 4       Information on the company                                       15

Item 5       Operating and financial review and prospects                     53

Item 6       Directors, senior management and employees                       79

Item 7       Major shareholders and related party transactions                97

Item 8       Financial information                                            98

Item 9       The offer and listing                                           106

Item 10      Additional information                                          108

Item 11      Quantitative and qualitative disclosure about market risk       116

Item 12      Description of securities other than equity securities          119

PART II

Item 13      Defaults, dividend arreages and delinquencies                   119

Item 14      Material modifications to the rights of security holders
             and use of proceeds                                             119

Item 15      Disclosure Controls and Procedures                              119

Item 16.A    Audit Committee Financial Expert                                120

Item 16.B    Code of Ethics                                                  120

Item 16.C    Principal Accountant Fee and Services                           120

PART III

Item 17      Financial statements                                            121

Item 18      Financial statements                                            121

Item 19      Exhibits                                                        171

             Signatures and Certifications                                   172

                                     PART I

INTRODUCTION

The consolidated financial statements of Akzo Nobel N.V. and subsidiaries appearing in this annual report are prepared in accordance with accounting principles generally accepted in the Netherlands ("NL GAAP"). NL GAAP differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The significant differences between NL GAAP and US GAAP affecting Akzo Nobel's net income and shareholder's equity are discussed in Note 22 of the Notes to the Consolidated Financial Statements of Akzo Nobel.

The terms "Akzo Nobel" or "the Company" are sometimes used herein for convenience in contexts where reference is made to the consolidated companies of Akzo Nobel N.V. in general. Such terms are also used for convenience in referring to individual groups and subsidiaries.

(R) or (TM) indicates trade marks in one or more countries

In this annual report, unless otherwise specified or the context otherwise requires, references to "dollars", "U.S. dollars" and "USD" are to the United States currency. For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate of EUR 0.792 = USD 1.00, the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on December 31, 2003. These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. On April 22, 2004, the Noon Buying Rate was EUR 0.84 = USD 1.00.

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Akzo Nobel is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Akzo Nobel and certain of the plans and objectives of Akzo Nobel with respect to these items. These statements may generally, but not always, be identified by the use of words such as "anticipate", "assume", "intend", "plan", "project", "should", "expect", "estimate", "believe" or similar expressions. In particular, among other statements, certain statements in Item 4 "Information on the Company" with regard to strategy, management objectives, including return on investment targets, market trends, market standing, market share estimates based on management's estimates, benefits that may result from future restructuring programs, the product volumes, (future spending on) environmental compliance or remediation, Health, Safety and Environment targets, future research and development initiatives, the Pharma pipeline, the statements in Item 8 "Financial Information" with regard to the outcome of disputes with tax authorities, pending or future legal or regulatory proceedings-including the Remeron (R) cases, and antitrust investigations and other potential related lawsuits-and their effect on the Company and those in Item 5 "Operating and Financial Review and Prospects" with regard to trends in results of operations, margins, overall market and macro-economic trends, risk management, exchange rates and objectives such as return on capital are forward-looking in nature as are all statements under "Forward looking statement on 2004" and Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

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

In the analysis of the development of sales, when compared to the previous year, the Company distinguishes between the effects from changed volumes, changed selling prices, currency translation, acquisitions, and divestments. Autonomous sales growth, which sometimes is used in the discussions in this report, is a non-GAAP measure and is defined as the change in sales attributable to changed volumes and selling prices. Autonomous sales growth excludes currency, acquisition, and divestment effects. As a result, autonomous growth numbers reflect comparable sales performance, and are used and analyzed by the Company's management for this purpose. In addition, because of the comparability of sales performance that can be analyzed by reviewing autonomous growth numbers, the Company's management believes that these numbers are useful for those reviewing our financial performance. However, the autonomous growth numbers should not be viewed as replacements for the comparable GAAP measure of net sales.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial data set forth on the following pages are derived from previously published financial information of Akzo Nobel, including the consolidated financial statements as of December 31, 2003 and 2002, and for the three years in the period ended December 31, 2003, which appear elsewhere in this annual report. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements, including the notes thereto.

The audited consolidated financial statements of Akzo Nobel as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, have been audited by

KPMG Accountants N.V., independent auditors, whose report thereon is included in
Item 18. The consolidated balance sheets as of December 31, 2001, 2000 and 1999, and the consolidated financial statements for the years ended December 31, 2000 and 1999 were also audited by KPMG Accountants N.V.; however, those balance sheets and financial statements are not included in this Form 20-F.

Reference is made to Note 22 of the Notes to the Consolidated Financial Statements regarding differences between NL GAAP and US GAAP that affected Akzo Nobel's net income and shareholders' equity.

----------------------------------------------------------------------------------------------------
                                                     Selected financial data for the years ended
                                                                   December 31,
In millions, except per share amounts             2003     2003     2002     2001     2000     1999
----------------------------------------------------------------------------------------------------
                                                    USD      EUR      EUR      EUR      EUR      EUR
                                                    (a)                        (b)      (b)
Consolidated Income data:
Amounts in accordance with NL GAAP:
Net sales                                        16,479   13,051   14,002   14,110   14,003   14,432
Operating income                                  1,343    1,064    1,362    1,198    1,487    1,197
Income before extraordinary items, less income
taxes                                               760      602      818      671      947      657
Extraordinary items less
income taxes (b)                                                                                (468)
Net income, after extraordinary items               760      602      818      671      947      189
Basic earnings per share / ADS (c)                 2.66     2.11     2.86     2.35     3.31     0.66
Amounts in accordance with US GAAP:
Net income / (loss)                                 706      559      860      448      745     (627)
Basic earnings / (loss) per share / ADS (c)        2.47     1.96     3.01     1.57     2.61    (2.20)
Diluted earnings / (loss) per share / ADS (c)      2.46     1.95     3.00     1.56     2.60    (2.20)
Consolidated Balance Sheet data:
Amounts in accordance with NL GAAP:
Total assets                                     15,093   11,954   12,789   12,925   12,707   12,643
Long-term borrowings                              3,380    2,677    2,063    1,941    2,137    2,459
Shareholders' equity                              3,159    2,502    2,098    2,878    2,694    2,082
Shareholders' equity in accordance with US
GAAP                                              7,135    5,651    5,455    6,362    6,368    5,987
----------------------------------------------------------------------------------------------------

(a) Amounts in this column have been translated solely for the convenience of the reader at the Noon Buying Rate on December 31, 2003, of EUR 0.792 = USD 1.00.
(b) The statements of income for 2001 and 2000 have been restated. Extraordinary results on divestments of businesses not being a segment now are reported under Results on Divestments included in Operating Income. The 1999 extraordinary loss relates to the divestment of the Acordis segment (Fibers); reference is also made to page 17.
(c)  American Depositary Shares.

The table below sets forth the number of common shares outstanding and the amounts of interim, final and total dividends declared (and the U.S.-dollar equivalents) on the common shares in respect of the fiscal years indicated.

----------------------------------------------------------------------------------------------
                     Number of shares                        Dividends per common share
Year ended                                              EUR                       USD*
December 31,       Average   End of period   Interim   Final   Total   Interim   Final   Total
----------------------------------------------------------------------------------------------
1999           285,441,344     285,885,524      0.30    0.70    1.00      0.30    0.70    1.00
2000           285,902,574     285,937,700      0.30    0.90    1.20      0.28    0.84    1.11
2001           285,888,385     285,854,813      0.30    0.90    1.20      0.26    0.79    1.06
2002           285,827,092     285,691,957      0.30    0.90    1.20      0.32    0.94    1.26
2003           285,691,957     285,691,957      0.30    0.90    1.20      0.38    1.14    1.52
----------------------------------------------------------------------------------------------

* Dividends per common share in U.S. dollars are based on the Noon Buying Rate at December 31 of each year.

The following table sets forth for the fiscal periods indicated the average exchange rates for U.S. dollars into euros per dollar based on the applicable Noon Buying Rate.

----------------------------------------------------------------------------
Year ended
December 31,                                                        Average*
----------------------------------------------------------------------------
1999                                                                    0.94
2000                                                                    1.08
2001                                                                    1.14
2002                                                                    0.96
2003                                                                    0.79
----------------------------------------------------------------------------

* The average of the Noon Buying Rates on the last day of each month during the period.

The following table sets forth for the months indicated the high and low rates for U.S. dollars expressed in euros per dollar.

-------------------------------------------------------------------------------
                                              High                         Low
-------------------------------------------------------------------------------
October 2003                                  0.87                         0.84
November 2003                                 0.88                         0.83
December 2003                                 0.84                         0.79
January 2004                                  0.82                         0.78
February 2004                                 0.81                         0.77
March 2004                                    0.83                         0.80
-------------------------------------------------------------------------------

On April 22, 2004, the noon buying Rate was EUR 0.84 = USD 1.00.

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

Doing business inherently involves taking risks, and by taking measured risks the Company strives to be sustainable. This situation calls for creating a proper balance between entrepreneurial attitude and risk levels associated with business opportunities. The Company focuses its attention on the risks associated with its businesses and attempts to manage those risks through a process of transparent monitoring and review of the risks across the Company.

- Within Akzo Nobel, all managers at all levels are responsible for risk management as an integral part of their day-to-day operations and decisions.
- They are all required to identify enterprise risks affecting their businesses and to manage them adequately.
- The Akzo Nobel Risk Management function supports and develops the framework that enables managers to fulfill these responsibilities.
- Risk boundaries are governed by Akzo Nobel's Company Statement, Business Principles, Internal Authority Schedules, and Corporate Directives in such areas as Finance & Control; Insurance; Health, Safety and Environment; Human Resources; Communications; and Legal.
- Risk reporting covers the perceived likelihood, the assessed impact, and the effectiveness of control measures in place to deal with risks. Reporting on these elements, as well as those preemptive and remedial actions is an integral part of the Company's Business Planning & Review cycle.
- The internal control system, audit procedures, and independent appraisals are designed to assist in maintaining the effectiveness of Akzo Nobel's risk management approach.

Risk Management procedures are reviewed by the Board of Management and discussed in the Supervisory Board.

The diversity of businesses within Akzo Nobel leads to a large number of different risk factors, each of which may result in a material impact on a particular business unit but may not materially affect the Company as a whole. The diversity of the Company's businesses and processes may allow it to offset some risks faced by the Company. However, there can be no assurance that our Risk Management function or our diversity will mitigate any risks we may face. The risks below are not the only ones that Akzo Nobel faces. Some risks are not yet known to Akzo Nobel and some that Akzo Nobel does not currently believe to be material could later turn out to be material. All of these risks could materially affect Akzo Nobel's businesses, revenues, operating income, net income, net assets and liquidity and capital resources. The Company's risk management systems are focused on timely discovery of such additional risks.

The factors that could cause actual results to differ materially include the following:

The Company may face intense competition from new products and from lower-cost generic products.

The Company's products that are under patent protection face competition from competitors' proprietary products. This competition may increase as new products enter the market. The Company faces increasing competition from lower-cost generic products after patents on its products expire. Loss of patent protection typically leads to loss of sales in the product's markets and could affect the Company's future results. In 2002, the Company lost an important court case on its major product Remeron (R) in the United States, which in 2003 led to strong generic competition, loss of market share and a negative impact on performance. In the course of 2004, the Company will also lose market exclusivity for Remeron (R) in certain countries in Europe.

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

In this context it should also be noted that certain studies prepared for the European Commission concluded that European pharmaceutical companies have not only been losing competitiveness to their U.S. peers, but also that this trend has intensified. Unlike the U.S.-based multinationals, the European pharmaceutical companies still lack the background and leverage of a single domestic (European) market. In addition, Europe has been less effective than the United States in encouraging growth of new technology suppliers and innovation specialists in such fields as combinatorial chemistry, genomics, and high-throughput screening.

The Company is looking for more partners to share the burden and success of product development in this area.

If the Company fails to continue developing commercially successful products or fails to find suitable partners, this could have a material adverse effect on the Company's business and results of operations. If its competitors develop more effective products or a greater number of successful new products, or if the competitive position of its European operations changes in a negative way, this could also have a material adverse effect on the Company's business and results of operations.

On the other hand there is also risk involved with the reliance on partners for the sharing of costs and generation of revenues. If these partners do not perform in accordance with our agreements with them, this could also have a material adverse effect on the Company's business and results of operations.

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

In this respect, the Company's planned introduction of the CNS product Variza
(R) (gepirone ER) was delayed as it did not yet receive FDA approval. For that product additional information was submitted to the FDA in December 2003.

In light of the uncertainties in the hormone therapy area, the refiling of additional data with the FDA for Livial (R) 1.25 mg (U.S.) is at present to be expected at the end of 2005/early in 2006.

Regulations which limit the prices we may charge for our pharmaceutical products can reduce the Company's revenues and adversely affect its business and results of operations.

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

About half of the Company's earnings are derived from the healthcare markets. In many of these countries the prices for our products are regulated. In the United States, Medicare reform could result in de facto price controls on prescription drugs. In Europe, the Company's operations are also subject to price and market regulations. Many governments are introducing healthcare reforms in an attempt to curb increasing healthcare costs. In Japan, where Akzo Nobel also operates, governmental price cuts are introduced biannually. In response to rising healthcare costs, many governments and private medical care providers, such as HMOs, have instituted reimbursement schemes that favor the substitution of generic pharmaceuticals for more expensive brand-name pharmaceuticals. In the United States, generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of the original brand-name drug. As a result, the Company expects pressures on its pricing and operating results in our pharmaceuticals business to continue.

Risks in production processes can adversely affect the Company's results of operations.

Certain chemical production processes are hazardous, and natural disasters, operator error or other occurrences could result in explosions, fires, or equipment failure, which could result in injury or death, or damage to property or the environment, and business interruption.

It is the Company's policy to try to mitigate production risks by spreading of production and an adequate inventory policy combined with contingency planning and appropriate risk transfer arrangements (e.g. insurances).

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

Important raw materials or auxiliary materials for the Company's production processes are salt, petroleum and petroleum derivatives, natural gas, titanium dioxide and electricity. Some of these components are available only from a small source of suppliers. Although Akzo Nobel aims to use its purchasing power and long-term relationships with suppliers to acquire raw materials and their constant delivery at the best conditions, the Company cannot assure that it will always be able to establish or maintain good relationships with such suppliers or that such suppliers will continue to exist or be able to supply ingredients in conformity with regulatory requirements. In addition, growth in the costs and expenses of these components resulting from a shortage or a change in Akzo Nobel's product mix may adversely influence the Company's business and financial results. Akzo Nobel is sensitive to price movements in raw materials. In particular, energy prices pose a risk, presently aggravated by the unstable situation in the Middle East.

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

Seasonality may adversely affect the operating results of the Company's Coatings and Chemicals business.

A portion of the Company's Coatings and Chemicals business is seasonal, with sales and earnings being relatively higher during the outdoor season and lower during the indoor season. The operating results may be harmed if bad weather delays the outdoor season in the major markets in which the Company operates and the Company is not able to offset during the corresponding financial year the lag in earnings resulting from such delay.

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

In December 2002, certain generic drug manufacturers won a motion for summary judgment of non-infringement against the Company. The Company sued these generic drug manufacturers under the U.S. Hatch-Waxman Act, alleging inducement of infringement by such manufacturers of the Company's U.S. patent protecting the use of mirtazapine (Remeron (R)) in combination with one or more SSRI's (another type of antidepressant) for the treatment of depression. Three of the generic drug manufacturers sued by the Company have filed antitrust claims against the Company as counterclaims in the infringement actions brought by the Company. In addition, antitrust claims were filed against the Company in the United States on behalf of classes of direct and indirect purchasers of Remeron (R). These cases have been consolidated in the Federal District Court of New Jersey.

On December 3, 2003, this Court ruled in favor of the Company on two of the grounds asserted by the generic drug manufacturers as the basis for their antitrust counterclaims, but did not rule on other grounds claimed to constitute a basis for antitrust liability. The Company is vigorously defending these claims. In addition to these cases, the State Attorneys General of the States of Texas, Florida, and Oregon have opened civil investigations to determine if the Company's conduct violated the laws of any of these states. The Federal Trade Commission is also conducting an "informal" civil investigation and is working with the State Attorneys General. As of this date, no State Attorney General has joined in the consolidated antitrust litigation.

In January 2004, the Court conducted settlement conferences. As a result, in April 2004, the Company has reached settlements with the three generic manufacturers. The agreements amount to a total of USD 28 million. The Company is also in the process of concluding a tentative settlement with a class of consumers and third party payors in the United States who paid for mirtazapine during the relevant period (the "indirect purchaser" class). This settlement is subject to certain conditions including, but not limited to, the execution of a definitive agreement and approval by the Federal district Court of New Jersey (United States).

The Company continues to believe that its actions in obtaining and enforcing its intellectual property rights were appropriate. However given the costs and risks of defending these actions, the Company took the opportunity to resolve these matters.

The actions brought by an alleged class of direct purchasers and by entities that opted out of the alleged direct purchaser class, such as CVS and Walgreens, remain pending in the federal district court in Newark, New Jersey. No trial date has been set. The Company will continue to defend these remaining claims vigorously.

There are pending against Akzo Nobel N.V. and its subsidiaries a number of other claims, all of which are contested. The Company is also involved in disputes with tax authorities in several jurisdictions, including the Netherlands.

While the outcome of these claims and disputes cannot be predicted with certainty, management believes, based upon legal advice and information received, that the final outcome will not materially affect the consolidated financial position but could be material to the Company's result of operations or cashflows in any one accounting period.

The Company will be responsible for any liabilities arising out of antitrust litigation.

Akzo Nobel is involved in investigations by the antitrust authorities in the European Union, the United States, and some other countries into alleged violations of the respective antitrust laws for certain products in these jurisdictions. In addition, the Company is involved in civil damage claims in relation to some of these alleged antitrust violations. Fines, civil damage settlements, and legal costs incurred in 2003 in connection with these cases amounted to EUR 27 million (2002: EUR 9 million). Based on an estimate of the probable fines, civil damages, and costs to be paid over a number of years to come-taking into account legal advice and the current facts and circumstances-the Company had a provision at December 31, 2003, amounting to EUR 75 million (2002: EUR 102 million).

With regard to Flexsys, a 50/50 joint venture for rubber chemicals with Solutia Inc., authorities in the United States, Canada, and Europe are investigating the past commercial practices in this industry. We have been informed by Flexsys management that it is cooperating with the authorities and will continue to do so. We are also aware of a number of purported class actions that have been filed against Flexsys in federal court (by direct purchasers) and in various state courts (by alleged indirect purchasers) in the United States. As 50-percent owner of Flexsys, the Company has been named as codefendant in the federal actions. Flexsys has recognized certain provisions for these cases.

However, it should be understood, that in light of future developments such as
(a) the outcome of the investigations of the various antitrust authorities, (b) potential additional lawsuits by (indirect) purchasers, (c) possible future civil settlements, (d) the failure to satisfy the conditions of any future class action settlement, and (e) adverse rulings or judgments in the pending investigations or in related civil suits, these antitrust matters could result in additional liabilities and related costs. The Company at this point in time cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts with sufficient certainty to allow such amount or range of amounts to be meaningful. Moreover, the aforementioned liabilities are typically paid over a number of years and the timing of such payments cannot be predicted with confidence. The Company believes that the potential aggregate amount of any additional fines and civil damages to be paid will not materially affect the Company's financial position. The aggregate amount, however, could be material to the Company's results of operations or cashflows in any one accounting period.

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

A portion of the Company's investments, loans and borrowings bear interest on a non-fixed basis. Accordingly, changes in interest rates can affect the cost of these interest-bearing investments, loans and borrowings. The Company mitigates interest risk by financing noncurrent assets and a certain portion of current assets with equity, long-term liabilities and long-term borrowings with fixed interest rates. In the event that this strategy is not successful, the business, financial condition and operating results of the Company could be materially and adversely affected as a result of changes in interest rates.

Adverse stock market developments may affect assets of pension funds, causing higher pension charges and pension premiums payable.

The Company has a number of defined benefit pension plans, covering the majority of its employees. Plan assets principally consist of long-term interest-earning investments, quoted equity securities, and real estate. The performance of stock markets could have a material impact on the Company's financial statements as some 40 percent of plan assets are equity securities. The poor performance of the stock markets in 2001 and 2002 had a negative influence on the investment results of Akzo Nobel's pension funds, resulting in additional pension charges, pension premiums and payments to such funds. The pension charges in 2002 were EUR 80 million higher than in 2001, while pension charges for 2003 were EUR 130 million higher than in 2002. Furthermore, the Company recognized an additional minimum unfunded pension liability of EUR 1.8 billion (pre-tax), at December 31, 2002.

As a result of some recovery of the stock markets in 2003, pension charges for 2004 will be EUR 50 million lower than in 2003. Furthermore, the additional minimum unfunded pension liability at December 31, 2003, decreased to EUR 1.3 billion (pre-tax).

A downgrading by credit rating agencies could result in higher financing costs or reduced availability of credit

At present the Company's long-term credit rating form Standard & Poor's is A-with a short-term rating of A-2. The current long-term credit rating from Moody's is A3 and their short-term rating is P-2. All ratings mentioned have a so-called "negative outlook" to them.

The present rating is 3 notches above the so-called high-yield zone. However, if the Company's rating, due to whatever circumstances would decline or would approach or enter the high-yield zone, this will not only result in increased financing cost for the Company, but could also reduce availability of credit, especially at commercially acceptable rates.

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

Item 4. INFORMATION ON THE COMPANY

Akzo Nobel N.V. is a corporation organized under the law of the Netherlands for an indefinite period. The principal executive offices of Akzo Nobel N.V. are located at Velperweg 76, 6824 BM Arnhem, the Netherlands. Its telephone number is +31 (26) 366 4433 and the fax number is +31 (26) 366 3250. The E-mail address is ACC@akzonobel.com. The address of the Company's website is www.akzonobel.com. Any correspondence regarding this Annual Report on Form 20-F should be directed to the Company Secretary.

The name and address of the person authorized to receive notices and communications from the U.S. Securities and Exchange Commission is:

M. Kennith Frank III
SVP and General Counsel Akzo Nobel Inc.
Akzo Nobel Inc.
7 Livingstone Avenue
Dobbs Ferry NY 10522-2222
+ 1 (914) 674 5181

Copies to:
A. Jan A.J. Eijsbouts        and  Richard C. Morrissey, Esq.
General Counsel                   Sullivan & Cromwell LLP
Akzo Nobel N.V.                   1 New Fetter Lane, London EC4A 1AN
Velperweg 76                      United Kingdom
6824 BM Arnhem                    + 44 (207) 959 8900
The Netherlands
+ 31 (26) 366 2730

OVERVIEW

Akzo Nobel is an international company that serves customers around the world with healthcare products, coatings, and chemicals.

Headquartered in the Netherlands, Akzo Nobel had activities in more than 80 countries and employed 66,400 people during 2003. Sales in 2003 were EUR 13.1 billion, with Pharma, Coatings, and Chemicals accounting for EUR 3.6 billion, EUR 5.2 billion, and EUR 4.4 billion, respectively.

In the pharmaceutical industry, Akzo Nobel is smaller than many of its competitors, but it has significant positions in products for female reproductive therapy and anesthesiology. Akzo Nobel believes that based on sales it is the largest coatings producer in the world; its products and markets vary widely from architectural paints in some countries to industrial coatings in others. In the chemical products industry, Akzo Nobel is a significant competitive factor in a number of markets, and on a global basis the Company competes with a number of larger chemical companies.

Demand for Akzo Nobel's products, particularly its chemical and coatings products, is generally reflective of the overall health of economies in Western Europe, the United States, and Asia, and is, except for certain Coatings and Chemicals activities, generally not seasonal in nature.

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

In July 1998, Akzo Nobel acquired Courtaulds plc ("Courtaulds"), an international chemical company with leading positions in high-tech industrial coatings and man-made fibers. Its best known brands, International Paints, Courtelle acrylic fibers, and Tencel (R), a new cellulosic fiber, were included in the acquisition. Courtaulds, which was founded in 1816 as a silk weaving company, pioneered the global man-made fiber industry at the beginning of the 20th century. In the 1960s Courtaulds acquired International Paint and Pinchin Johnson.

In November 1999, the Company acquired Hoechst Roussel Vet ("HR Vet"), the veterinary business of Hoechst AG. Through this acquisition, Intervet, the veterinary medicines business of Akzo Nobel became a significant player in the veterinary medicines business.

After the Courtaulds acquisition, the fibers operations of Akzo Nobel and Courtaulds were combined into a separate organization, named Acordis. At December 31, 1999, Acordis was sold to a newly established company. Akzo Nobel retained a 21 percent stake in this company.

In September 2003, we announced our intention to sell our Catalysts, Phosphorus Chemicals, and Coating Resins businesses to create room to maneuver and improve the Company's balance sheet. Together, these solid and profitable businesses represent EUR 0.8 billion in consolidated sales. On April 19, 2004, Akzo Nobel has received an offer from Albemarle Corporation for the sale of its Catalysts business for EUR 625 million, free of cash and debt. Closing of the transaction is expected to be in the second quarter of 2004. In the course of 2004, we expect divestment proceeds for the other two businesses that also reflect their value.

Over the years, Akzo Nobel acquired and divested numerous other activities and businesses, which all were of a much lesser size than the ones mentioned above. For recent acquisitions and divestments reference is made to Note 2 of the Notes to the Consolidated Financial Statements.

B. BUSINESS OVERVIEW

Akzo Nobel has a two-layer organization, with the Board of Management as the highest executive authority. Operations are carried out in business units clustered in three groups on the basis of affinity between activities: Pharma, Coatings and Chemicals.

At the corporate level, key tasks are coordinated in the fields of strategy; finance; control; human resources; technology; legal affairs and intellectual property; communications; health, safety, and environment; information management; and risk and insurance management.

STRATEGY

Akzo Nobel is a diversified multinational group of companies with activities in pharma, coatings, and chemicals. Our ambition is to create above average economic value over the business cycle. We strive to be a company which talented, ambitious people are proud to work for. We also want to be a company that is respected in the societies in which it operates.

Capital allocation is focused on building sustainable leading business positions, reflected in attractive growth, returns significantly above the costs of capital, and substantial operational cash flows. We actively restructure and divest activities that do not meet these criteria. We are led by medium to long term value creation.

We develop competitive advantages by combining the focus and entrepreneurial spirit of a decentralized business unit organization with the scale and power of a corporate center that provides access to global capital markets, managerial talent, and best practice management processes.

Our deeply ingrained business principles are the expression of a strong, shared international culture. They give us guidance in the complex, ever changing global environment in which we operate.

We constantly evaluate the added value of the composition of our portfolio in a pragmatic way, driven by our value creation principle. As in the past, we will not shy away from strategic transactions, such as the acquisition of Nobel Industries and Courtaulds, or the divestment of Acordis.

Pharma

Our human healthcare activities are experiencing a period of low growth. As a consequence, we have lowered the cost base and will continue to scrutinize critically the organization for further adjustments. At the same time, we will continue to invest heavily in R&D to boost our pipeline. We will focus on in-licensing in areas where we have strong market positions and lack sufficient products. On the other hand, we are actively out-licensing and partnering in areas where we have limited marketing capabilities. We are confident that we will be able to restore growth momentum in the medium term on the basis of the quality of our pipeline.

We are the third largest company (by sales) in animal health in the world. We aim to remain a global leader through autonomous growth, aided by our strong commitment to R&D-and where appropriate-acquisitions.

Diosynth is our focused niche player in the Active Pharmaceutical Ingredients market and our main biotech activity. It will continue to benefit from the expected growth in pharma markets.

Pharma's medium-term financial targets are a return on sales (ROS) of around
17.5 percent and a return on invested capital (ROI) of 35 percent. For the long term we strive for a ROS of over 20 percent and a ROI of 40 percent. In 2003, ROS and ROI were 15 percent and 22 percent, respectively.

Coatings

We believe that based on sales our coatings business is the world's largest coatings producer. It embraces most of the markets in both consumer and industrial applications for paints and coatings.

We are focusing on growth in the emerging markets of Asia, East and Central Europe, and South and Central America, primarily through autonomous development. We will also continue to grow our market presence in the mature economies through selected acquisitions.

Our ambition is to remain market leader and participate in the consolidation of the coatings industry, which we believe is inevitable as our supplier and customer base strengthens globally.

We have achieved significant performance enhancement through careful restructuring and we will continue these efforts. Our medium-term financial target is 25 percent ROI, leading in due course to around 30 percent. In 2003, ROI was 18 percent.

Chemicals

We have a wide range of activities within our chemicals portfolio with a mixture of good leadership positions and several smaller market penetrations. The financial returns from the various businesses also differ.

We are presently focusing our attention on improving performance through restructuring and other measures, including selective divestments. We are also reassessing the portfolio with the aim of focusing on fewer activities so that we can concentrate our resources on those markets where we have leadership positions on a regional and increasingly global scale.

We intend to continue to invest, both through organic growth and carefully selected acquisitions in profitable and leadership positions.

Our financial target is to achieve a ROI of around 17.5 percent over the cycle. In 2003, ROI was 9 percent.

BUSINESS UNITS

The business units and their products (as at December 31, 2003) are summarized below:

PHARMA

Organon

- Brand-name prescription pharmaceuticals in the fields of contraceptives and infertility treatment, hormone therapy (HT) and osteoporosis, CNS products (antidepressants, antipsychotics), antithrombotics, and muscle relaxants. Intervet
- Veterinary vaccines and pharmaceuticals.

Diosynth

- Complex active pharmaceutical ingredients based on chemicals and biochemical processes.

COATINGS

Decorative Coatings

- Coatings for decoration and protection of architectural structures for professional uses and the do-it-yourself sector.

Industrial Finishes

- Coatings for industrial applications on wood and sheet metal (coil coatings).

Powder Coatings

- Powder coatings for industrial application in architectural automotive, domestic appliance and other industrial markets such as coatings for pipes.

Car Refinishes

- Finishes for passenger cars, commercial transportation, and automotive plastic components.

Marine & Protective Coatings

- Coatings for protection and decoration of hulls, interiors, and superstructures of ships and yachts, aerospace coatings, protective coatings, and fire-retardant products for large plants and offshore installations.

Industrial Products

- Adhesives and resins for wood-based board, panels, furniture, floors, doors and expandable microspheres.

CHEMICALS

Pulp and Paper Chemicals

- Pulp bleaching chemicals and chemicals for the manufacture of paper and board; specialty resins for adhesives and polymer manufacturing; high performance separation products for pharmaceuticals.

Functional Chemicals

- Chelates, micronutrients, flame retardants, animal feed additives, PVC additives, and intermediates such as carbon disulfide, monochloroacetic acid, methyl amines and ethylene amines.

Surface Chemistry

- Surfactants and fatty acids used in detergents, cleaning, and personal care, as well as in asphalt production and the agro, oil, mining, and textile industries; cellulosic specialties such as thickeners and additives for coatings, building materials, pharmaceutical products, food, mining and oil.

Base Chemicals

- Chlorine and caustic soda for industrial applications.

Polymer Chemicals

- Polymerization catalysts such as organic peroxides, metal alkyls, and custom-manufactured Ziegler-Natta systems for the polymer-producing industry; high-purity metal organics for the electronic industry, and intermediates for pharmaceutical products.

Resins

- Synthetic resins for coatings and printing inks.

Catalysts

- Catalysts for the oil refining and chemical industries.

Salt

- High quality salt for electrolysis, other chemical industries, food applications, and consumer use.

Energy

- Supply of energy (cogeneration) and other utilities.

ACTIVITIES OF AKZO NOBEL

Industry segment information

Akzo Nobel's financial reporting and industry segment information consists of results from the following groups: "Pharma", "Coatings" and "Chemicals". The information presented below illustrates the relative importance of the individual groups.

-------------------------------------------------------------------------------------------------------
                                                   Net sales                    Operating income
Millions of euros                           2003       2002       2001       2003       2002      2001*
-------------------------------------------------------------------------------------------------------
Pharma                                     3,550      4,008      4,044        538        747        869
Coatings                                   5,233      5,521      5,591        386        446        223
Chemicals                                  4,397      4,598      4,604        240        248        122
Miscellaneous products, intragroup
 deliveries, non-allocated items and
 eliminations                               (129)      (125)      (129)      (100)       (79)       (16)
-------------------------------------------------------------------------------------------------------
Total                                     13,051     14,002     14,110      1,064      1,362      1,198
=======================================================================================================

* The statement of income for 2001 has been restated. Extraordinary results on divestments now are reported under Results on Divestments included in Operating Income.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                      Property, plant and equipment
                                             Identifiable assets               Expenditures                  Depreciation
Millions of euros                           2003      2002      2001      2003      2002      2001      2003      2002      2001
--------------------------------------------------------------------------------------------------------------------------------
Pharma                                     3,153     3,195     3,333       210       297       317       158       152       148
Coatings                                   3,059     3,338     3,372       128       131       181       140       150       156
Chemicals                                  3,259     3,557     3,837       237       248       310       291       311       320
Miscellaneous products, nonallocated
 and eliminations, including cash
 and cash equivalents                      2,130     2,208     1,808         6        13        14        10         9        11
--------------------------------------------------------------------------------------------------------------------------------
                                          11,601    12,298    12,350       581       689       822       599       622       635
Nonconsolidated companies
                                             353       491       575
--------------------------------------------------------------------------------------------------------------------------------
Total                                     11,954    12,789    12,925       581       689       822       599       622       635
================================================================================================================================

Percent of total net sales and total operating income
----------------------------------------------------------------------
                               Net sales            Operating income
                          2003    2002    2001    2003    2002    2001
----------------------------------------------------------------------
Pharma                      27      29      29      50      55      72
Coatings                    40      39      39      36      33      19
Chemicals                   34      33      33      23      18      10
Miscellaneous products
 and nonallocated           (1)     (1)     (1)     (9)     (6)     (1)
----------------------------------------------------------------------
Total                      100     100     100     100     100     100
======================================================================

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

Major Product Lines   Key Products/Applications      Competitive Position*

Prescription drugs,   - Contraceptives, infertility  - Among top four suppliers
veterinary products,  treatment, hormone therapy     of hormonal contraceptives,
and complex active    (HT) and osteoporosis, CNS     second largest in
pharmaceutical        products (antidepressants,     infertility products; among
ingredients.          antipsychotics),               top five players in HT;
                      antithrombotics, and muscle    building up positions in
                      relaxants                      CNS and osteoporosis. World
                                                     leader in neuromuscular
                                                     relaxants.
                      - Veterinary vaccines, and     - World's third-largest
                      pharmaceuticals                supplier of veterinary
                                                     products; leading in
                                                     veterinary vaccines
                      - Complex active               - Major supplier of
                      pharmaceutical ingredients     steroids and synthetic
                                                     peptides, strong in
                                                     heparins, oligosaccharides,
                                                     and biopharmaceuticals

* See the cautionary statements and the remarks on how the Company determined its competitive positions under Introduction on pages 3 and 4.

In 2003, our Pharma group faced a multitude of challenges. It had to absorb a strong negative impact from weaker currencies and higher pension charges. On top of that, Organon faced the loss of market exclusivity for its No. 1 drug Remeron
(R) in the United States. Therefore, a new strategy was developed with priorities for a clear focus on leading positions, alliances to strengthen our growth opportunities in other areas, and aggressive cost cutting.

Akzo Nobel's business unit Organon has an international reputation based on quality products and innovative R&D. It is among a very few international companies conducting research into contraception. Sold as Desogen (R) in the United States, Marvelon (R) is one of the world's most prescribed contraceptive pills. However, sales of our oral contraceptives have been adversely affected by generic competition in the United States. NuvaRing (R), our contraceptive vaginal ring, was launched in the United States and Europe in 2002 and over 2003 gathered sales momentum. The Company also produces fertility products and medicines for the treatment of menopausal complaints and, as an innovator in the field of psychiatric drugs, is marketing antidepressant Remeron (R). However, after an unfavorable court ruling in December 2002 for Remeron (R), this product lost its market exclusivity in the United States and has faced intense generic competition. In 2004, Remeron (R) will also lose market exclusivity in certain countries in Europe.

Together with Sanofi-Synthelabo, the Company developed the new antithrombotic (pentasaccharide) Arixtra (R), which has been approved and launched in the U.S. and Europe. Arixtra (R) is currently approved for the prevention of thrombosis following hip and joint surgery. The process of hospital formulary approval for the introduction of Arixtra in the United States is time consuming. In June 2003, the FDA approved a supplemental new drug application for Arixtra (R) for "Prophylaxis of deep venous thrombosis, which may lead to pulmonary embolism, in patients undergoing hip fracture surgery, including extended prophylaxis". Early in 2004, Organon and Sanofi-Synthelabo concluded that a single management structure would strengthen the opportunities for commercial success of antithrombotic Arixtra (R) in the complex U.S. market, where 2003 sales aggregated EUR 7 million. Therefore, they agreed that Organon will transfer to Sanofi-Synthelabo its remaining rights and development obligations for Arixtra (R) and other oligosaccharides, such as idraparinux (SanOrg 34006), in exchange for revenues based on future sales from jointly developed antithrombotic products.

In the fourth quarter of 2003, the Company concluded an agreement with Pfizer, whereby Pfizer and Organon will collaborate on the clinical development and manufacturing of asenapine, and co-promote the product in the United States, European Union, Japan and other markets. Asenapine is a potentially new psychotropic medication for the treatment of a variety of disorders that is beginning Phase III trials for schizophrenia and bipolar disorders. Pfizer made an initial payment of USD 100 million (EUR 88 million) in December 2003. The agreement with Pfizer also provides for additional milestone payments of up to USD 270 million, contingent upon gaining further regulatory approvals and the launch of asenapine in the United States, Europe and Japan, as well as the attainment of certain agreed sales levels.

In the United States, additional data requests by the FDA regarding Variza (R) (gepirone ER), which were submitted in December 2003, delayed its registration.

Intervet focuses on the veterinary medicine market, with vaccines for cattle, pigs, sheep, horses, poultry, fish and pets, endocrine fertility products, corticosteroids and antibiotics, including injectors for treating mastitis and metritis. The acquisition of Hoechst Roussel Vet, in November 1999, complemented the product range with specialty medical products for both pets and livestock, and feed additives for livestock. Intervet has an international reputation and works closely with leading research institutes, universities, and other companies. In May 2003, a new vaccine production facility in DeSoto, Kansas, was opened.

Diosynth is a leading manufacturer of complex active pharmaceutical ingredients, with production facilities in several countries. The company is active in biochemical extraction and purification, fermentation, industrial cell culture, and organic synthesis. Diosynth's main products are heparin, insulin, gonadotropic hormones, steroids, synthetic peptides, carbohydrates, and opiate analogs. Through the acquisition of Covance Biotechnology Services Inc (CBSI) in 2001, the Company believes that Diosynth now has sufficient size and products to play a leading role in the developing biopharmaceutical market segment. In the course of 2003, Diosynth was increasingly confronted with deteriorating conditions in third-party markets for both chemical and biotech products. Looking ahead, it will also face lower captive demand from Organon. To address this situation, additional restructuring programs were announced in February 2004.

In 2002, we decided to enter the human vaccine business because it is a growth market and because we can benefit from our experience in vaccines and biotechnology in general. Based on doses, Intervet is the largest vaccine producer in the world and in terms of sales it is number five. The start-up business, Nobilon, is housed in a new vaccine production facility in Boxmeer, which was opened in December 2003. Nobilon will focus initially on human vaccines. Sales by Nobilon from its own products, however, are not anticipated until after 2007. In the interim, the facility will produce antigens for veterinary vaccines.

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

The following is the current pipeline.

                      Products in the pipeline              (Phase II and later)
Project               Description                           Phase

Human healthcare
Contraceptives
Org 33628             progesterone receptor modulator       II
"Male pill"           andogen/progestagen combination       II
HT/osteoperosis
Livial (R) 1.25 mg    Selective tissue estrogenic           III
                      activity regulator (STEAR)
Fertility
FSH-CTP               long-acting FSH                       II
Psychiatry
Variza (R)            5HT-1A partial agonist (depression)   filed
Asenapine/Org 5222    DA/5HT antagonist (psychosis)         III
Org 34517/34850       HPA axis modulator (depression)       II
Org 24448             AMPAKINE (psychosis)                  II
Org 4420              NASSA (sleep)                         II
Anesthesia
Org 25969             muscle relaxant binding agent         II
Immunology
Org 37663             anti-inflammatory steroid             II
Org 39141             auto-antigen                          II

Veterinary products   Numerous new products (vaccines and pharmaceuticals) in
                      various stages of development
Active                Many products in various stages of development, in general
pharmaceuticals       on a contract manufacturing basis in the areas of
ingredients           biotechnology, synthetic peptides and steroids

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

Description of Coatings' business

Akzo Nobel is a leading producer of paints, finishes, stains, and synthetic resins for industrial applications, professional painters, and the do-it-yourself sector. Product areas are decorative/architectural paint, car refinishes, liquid and powder coatings for industrial use (on wood, plastics and metal), marine and yacht coatings, protective coatings, aerospace coatings, and industrial and consumer adhesives.

Major Product Lines   Key Products/Applications      Competitive Position*

Coatings and related  - Coatings for decoration and  - Market leader in Europe
products              protection of architectural
                      structures
                      - Powder coatings, coatings    - World leader in selected
                      for wood, metal, coil, and     markets
                      plastics, and non-stick
                      coatings
                      - Finishes for passenger       - Among top three global
                      cars, commercial               suppliers
                      transportation and automotive
                      plastic components
                      - Coatings for protection and  - World leader
                      decoration of hulls,
                      interiors, and
                      superstructures for ships and
                      yachts; aerospace coatings;
                      protective coatings and
                      fire-retardant products for
                      large plants and offshore
                      installations
                      - Adhesives and resins for     - Leader in selected market
                      wood-based board, panels,      niches
                      furniture, floors, doors and
                      expandable microspheres

* See the cautionary statements and the remarks on how the Company determined its competitive positions under Introduction on pages 3 and 4.

Akzo Nobel's global strategy for its coatings business is to extend leading positions in clearly defined product areas and specialist niche markets, which demand high levels of technical expertise and customer service. Major acquisitions in the last few years, combined with organic growth, lifted Coatings to the world's number one position based on sales. We aim to strengthen this position through further organic growth and bolt-on acquisitions. Growth in mature markets is expected to remain in line with GDP. Opportunities exist in emerging markets and in technology switches often driven by environmental considerations. In the fragmented worldwide coatings market, we, as the world leader, only represent 8 percent. This market is in a process of consolidation, and we believe that our global positions in many fields will enable us to play a leading role.

The Company supports the international initiative of Coatings Care (R)-a program for continuous improvement in Safety, Health, and the Environment-and is constantly seeking optimal ways to match the principles of eco-efficiency with those of high performance.

Within the field of decorative coatings, Akzo Nobel has a number of top-quality professional and do-it-yourself brands, which target national markets (e.g. Crown (R) (United Kingdom) and Flexa (R) (the Netherlands)), multinational markets (e.g. Nordsjo (R) and Trimetal (R)) and truly international markets

(e.g. Sikkens (R), Levis (R), and Sadolin (R)). The strength of these brands reflects the Company's color know-how and customer orientation, as well as the excellent performance and high environmental profile of its waterborne and high-solids paints.

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

The Car Refinishes business includes the car repair and commercial vehicles sector. With Sikkens (R), Akzo Nobel Coatings has been a major player for years, ensuring a fast, efficient, and top-quality result for every type of repair. Combined worldwide expertise enables it to develop new technologies and products of the highest quality continually. The Company also offers the equipment and expertise to go with these products, such as the revolutionary Automatchic system, which permits bodyshops to measure and match colors on the spot, or the CarInfo II system, which automates administrative processes in the bodyshop and produces a wealth of management information that can greatly improve bodyshop profitability.

The Company is an international market leader in marine, yacht, and protective coatings for heavy-duty applications, such as oil rigs. The Company's tradename International (R) is well known all over the world. The Company supplies antifouling coatings that keep ships' and yachts' hulls free of barnacles, making it easier for them to travel through the water thereby saving fuel costs for owners. The Company also provides paints for ships' superstructures, such as Interfine (R), which transforms rust stains into colorless deposits.

The Company offers a wide range of VOC-compliant coatings and other products qualified by the world's major aircraft manufacturers and used for aircraft maintenance.

The Company supplies adhesives and resins to the woodworking industry (for furniture, parquet flooring, and laminated beams).

We also supply world markets with Expancel (R) microspheres, additives that reduce the weight and improve the properties of printing inks, nonwoven fabrics, paper, polyester, and underbody coating. Effective January 1, 2004, the Expancel
(R) activities were transferred to Akzo Nobel's Chemicals group, to business unit Surface Chemistry.

Description of Chemicals' business

The portfolio of Akzo Nobel Chemicals is a mix of specialty, functional, and commodity chemicals based upon leading positions in selected segments of the chemical industry.

Major Product Lines   Key Products/Applications       Competitive Position*

Specification,        - Pulp bleaching chemicals     - World leader in pulp
functional, and       and chemicals for the          bleaching chemicals, and
specialty chemicals   manufacture of paper and       strong worldwide position
                      board; specialty resins for    in paper chemicals
                      adhesives and polymer
                      manufacturing; high
                      performance separation
                      products for pharmaceuticals
                      - Functional chemicals such    - Leading or strong
                      as chelates, micronutrients,   worldwide positions
                      flame retardants, animal feed
                      additives, PVC additives, and
                      intermediates such as carbon
                      disulfide, monochloroacetic
                      acid, methyl amines and
                      ethylene amines
                      - Surfactants and fatty acids  - Leading or strong
                      used in detergents, cleaning,  worldwide positions
                      and personal care, as well as
                      in asphalt production and the
                      agro, oil, mining, and
                      textile industries;
                      cellulosic specialties as
                      thickeners and additives for
                      coatings, building materials,
                      pharmaceutical products,
                      food, mining and oil
                      - Chlorine and caustic soda
                      for industrial applications
                      - Polymerization catalysts     - Leading positions in
                      such as organic peroxides,     Northwest Europe
                      metal alkyls and custom        - Leading or strong
                      manufactured Ziegler-Natta     worldwide positions
                      systems for the
                      polymer-producing industry;
                      high-purity metal organics
                      for the electronic industry,
                      and intermediates for
                      pharmaceutical products
                      - Resins for coatings and
                      printing inks
                      - Catalysts for the oil
                      refining and chemical
                      industries                     - Leading in selected
                                                     market niches
                                                     - Leading global supplier
                                                     of the most extensive range
                      - Salt for electrolysis,       of refinery catalysts
                      other chemical industries,     - Leading position in
                      food applications and          Northwest Europe, and
                      consumer use                   global leader in vacuum
                                                     salt

* See the cautionary statements and the remarks on how the Company determined its competitive positions under Introduction on pages 3 and 4.

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

In Northwest Europe, the Company has leading positions in the production of chlorine and caustic soda for industrial applications.

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

The Company produces catalysts which are used in petroleum refining and petrochemical processes. In hydroprocessing and fluid cracking catalysts, Akzo Nobel ranks among the top three suppliers of these products in the world.

Akzo Nobel is the largest producer of salt for electrolysis in Northwest Europe, and manufactures high-quality evaporated salt with strong consumer brands such as JOZO (R). The production and electrolysis of salt both require a great deal of energy. By operating in joint ventures with Dutch electricity distribution companies, the Company is able to make use of combined heat and power (cogeneration). The Company has been active in cogeneration since the 1930s.

In addition, the Company has established a strong presence, both globally and regionally, through joint ventures. Joint ventures include Flexsys, with Solutia (number one worldwide in the production of rubber processing chemicals).

In September we announced our intention to sell our Catalysts, Phosphorus Chemicals, and Coating Resins businesses to create room to maneuver and improve the Company's balance sheet. Together, these solid and profitable businesses represent EUR 0.8 billion in consolidated sales. On April 19, 2004, Akzo Nobel has received an offer from Albemarle Corporation for the sale of its Catalysts business for EUR 625 million, free of cash and debt. Closing of the transaction is expected to be in the second quarter of 2004. In the course of 2004, we expect divestment proceeds for the other two businesses that also reflect their value.

GEOGRAPHIC DATA

Below, geographic information for Akzo Nobel is presented for net sales, operating income, identifiable assets and expenditures for property, plant and equipment.

---------------------------------------------------------------------------------------------------------------
                                   Net sales                      Net sales                Operating income
                           by region of destination          by region of origin
Millions of euros           2003       2002      2001      2003       2002      2001     2003     2002    2001*
---------------------------------------------------------------------------------------------------------------
The Netherlands              825        816       720     2,546      2,662     2,533      171      179      102
Germany                    1,147      1,084     1,052     1,088      1,051     1,070       73       34       12
Sweden                       510        517       512     1,102      1,184     1,088       66       95       72
United Kingdom               840        963     1,036       798        911       924     (118)     (16)     (47)
Other European
 countries                 3,963      3,951     3,964     3,100      3,016     3,266      509      591      641
USA and Canada             2,944      3,723     3,802     2,604      3,318     3,263       94      100      130
Latin America                704        767       917       470        506       660       60       96       78
Asia                       1,453      1,513     1,429     1,022      1,064     1,039      125      140       66
Other regions                665        668       678       321        290       267       59       52       42
Result on divestments                                                                      25       91      102
---------------------------------------------------------------------------------------------------------------
Total                     13,051     14,002    14,110    13,051     14,002    14,110    1,064    1,362    1,198
===============================================================================================================

* The statement of income for 2001 has been restated. Extraordinary results on divestments now are reported under Results on Divestments included in Operating Income.

-------------------------------------------------------------------------------------
                                                          Expenditures for property,
                                Identifiable assets           plant and equipment
Millions of euros              2003      2002      2001      2003      2002      2001
-------------------------------------------------------------------------------------
The Netherlands               2,942     2,618     2,595       173       197       235
Germany                         798       819       931        27        36        52
Sweden                          773       798       831        55        36        71
United Kingdom                  913     1,134     1,365        26        25        36
Other European countries      2,074     2,210     1,842       110       136       104
USA and Canada                2,014     2,772     3,090        81       177       220
Latin America                   400       424       589        18        31        33
Asia                            848       838       859        81        41        54
Other regions                   302       306       345        10        10        17
-------------------------------------------------------------------------------------
                             11,064    11,919    12,447       581       689       822
Eliminations and cash
and cash equivalents            537       379       (97)
Nonconsolidated companies       353       491       575
-------------------------------------------------------------------------------------
Total                        11,954    12,789    12,925       581       689       822
=====================================================================================

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

For property damage/business interruption, for 2004 in general, the exposure retained in the captive insurance arrangements is limited to EUR 12 million per occurrence with an annual aggregate of EUR 25 million. When losses exceed these retentions, external insurers will provide coverage from a deductible level of EUR 1 million. Damages from acts of terrorism are excluded from insurance coverage. For damages from natural disasters Akzo Nobel retains 10 percent of these damages. The maximum amount of loss covered by external insurers for property damage/business interruption is EUR 250 million.

For general and product liability of Coatings, Chemicals, and Intervet and for general liability of Organon and Diosynth, in 2004 the exposure retained in the captive insurance arrangements is limited to EUR 10 million per claim with an annual aggregate of EUR 20 million. For product liability of Organon and Diosynth, in 2004 the exposure retained in the captive insurance arrangements is limited to EUR 25 million per claim without any annual aggregate. When losses exceed these retentions, external insurers will provide coverage from a deductible level of EUR 0.5 million. Liabilities as a result of acts of terrorism are excluded from insurance coverage. The maximum amount of loss covered by external insurers for general product liability is EUR 390 million plus in excess thereof USD 290 million.

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

Some recent developments in this area are described below.

The continual growth of talent is a crucial process for the long-term future of the Company. To improve in this area we are working on a more consistent approach to Performance Management to improve the regularity of development dialogue (performance appraisals, personal development, etc.) between employees and managers. There will also be a more action-oriented management focus on top and low performers at all levels. In addition, we will expand our efforts to improve development opportunities for talents by means of mentor programs throughout the Company. The benefits are cross-border sharing of experiences and further development of both mentee and mentor.

Employees can find a new challenge within Akzo Nobel, by using the "open market" provided by the internal vacancy bank on our Intranet. The site has become popular and enjoys a lot of hits. It has led to an increasing number of successful internal transfers, which stimulates further interest in this concept.

The process of implementing a more flexible remuneration system, more adaptable to individual needs, continues. As part of this project, every employee in the United States has received a total remuneration statement covering all compensation elements, such as base salary, variable pay, and pension benefits.

Project teams are also working on this in the Netherlands and Sweden, and a UK team is expected to join in shortly.

RESEARCH AND DEVELOPMENT

Through strong customer and market orientation, our R&D activities provide an excellent platform for sustainable business development. We are focusing on innovative approaches and technologies that ensure continuity and profitable growth. In 2003, R&D expenditures amounted to EUR 887 million, down 3 percent from 2002. The main driver continued to be Pharma, which accounted for 64 percent of Akzo Nobel's total R&D expenditures. Total R&D staff decreased from 7,200 at year-end 2002, to 7,000 at year-end 2003. R&D expenditures as incurred by each of the groups are as follows:

-------------------------------------------------------
                  Millions of euros   percent of sales
                     2003      2002      2003      2002
-------------------------------------------------------
Pharma                566       600        16        15
Coatings              166       166         3         3
Chemicals             130       135         3         3
=======================================================

Pharma

Organon
In 2000, human genome sequencing and elucidation of the genes encoding all human proteins revolutionized the drug discovery and development process. The impact was very significant for the phase focusing on the identification and validation of drug targets. Genomics technologies supported by bio-informatics have been implemented by the worldwide pharmaceutical industry, but the cost has been high.

Thus far the output has been limited to many novel protein targets that are used for screening compound libraries. The major hurdle in this new process proves to be the validation of previously unknown protein targets in the molecular etiology of disease. Therefore, it is not surprising that the worldwide pharmaceutical industry has made a huge effort to improve the validation process by developing novel physiological models, both in vitro and in vivo.

Organon's experience in this field mirrors that of the global pharmaceutical industry. Its response, with a focus on gynecology, psychiatry, cardiovascular diseases, immunology, and analgesia, has been to redesign the R&D process and organization by concentrating on (preclinical) pharmacological validation within newly formed academic networks. Additionally, the scope of the first phases of drug discovery has been broadened to show proof-of-concept of novel therapeutic approaches in the clinical setting.

Intervet
For many years R&D at Intervet has focused on a wide range of veterinary vaccines and pharmaceutical products for companion animals and livestock. One of the major drivers of Intervet's success has been the approach of developing complete product packages of vaccines and pharmaceuticals for all important species. Future R&D efforts will be directed at maintaining and adapting current product registrations and, simultaneously, at developing promising new products. R&D efforts in 2003 resulted in key registrations in major countries for canine, equine, poultry, swine, and fish vaccines. In addition, four diagnostic tests were licensed.

Diosynth
Following the acquisition of a biotechnology foothold in the United States
(CBSI), Diosynth completed the integration of its R&D infrastructure. A large scale fermentation and cell culture facility has been constructed, which will be validated in 2004. In addition, a novel peptide synthesis process (DioRaSPP) has been taken into operation. This system makes it possible to miniaturize and automate peptide synthesis; an important step forward to remain competitive in this area.

Nobilon
Nobilon offers Akzo Nobel a platform from which to explore the human vaccines market and create opportunities to harness synergies. A business strategy has been formulated to develop human influenza vaccines and vaccines against certain forms of travelers' diarrhea.

Coatings

In the customer-driven, technology-based organization of the Coatings business units the main driver for R&D is defining customer specific solutions. The framework for the carefully balanced portfolio of both short-term and long-term innovation projects is set by three main prerequisites:
-  meeting environmental regulations
-  improving the performance of products also in color aspects
-  defining and applying novel product and process technologies.

These projects are executed by the various business units in geographically spread locations, always in the vicinity of the markets they serve. Typical examples of achievements during 2003 are:
- Industrial Finishes developed a line of photopolymerizable coatings for cosmetics packaging and sports equipment, which offer exceptional esthetics and performance attributes and cure in fractions of a second, while meeting current and currently anticipated future environmental regulations.
- Decorative Coatings introduced a very successful new range of waterborne paints with better hiding and filling properties, based on a patented technology. Successful developments also included coatings having a drying system initiated by light.
- Car Refinishes made great progress in the characterization and prediction of special effect colors.
- Marine & Protective further developed a novel technology in the critical area of antifouling coatings and filed patents in the area of waterborne anticorrosive primer coatings.
- Industrial Products introduced a new fast, low temperature, curing adhesive system for the wood working industry.
- Powder Coatings developed a new generation of hyper durable powder coatings finishes and novel patented active anticorrosive primers.

The focus of our long-term-innovative R&D programs is gradually shifting toward new generation polymer engineering, applying new academic science, and creatively utilizing the potential of nanotechnology.

Chemicals

Continuous upgrading of core technologies is a key issue for all Chemicals business units in order to achieve and secure competitive market advantages. Therefore, R&D programs are customer-oriented, maintaining an adequate balance between short-term and long-term innovation goals. Sustainability is a major driver in the R&D efforts for both current and future operations and products. These programs are executed through R&D resources embedded in the individual business centers, with R&D units in all major markets.

To ensure access to developments in the scientific world and to be able to explore and exploit the latest technologies, business units also work together in technology programs, often including university partners. These efforts are supported by centers of excellence. These programs include:
- reduction of energy and raw material consumption by applying front end separation technology
-  waste and energy reduction using modern solid catalysts
-  closed loop production through process intensification
-  low energy routes to high quality emulsions
-  more stable and safer processes by application of control room simulation
-  prospects of nanochemistry
- shortening time to market and/or time to production by high throughput experimentation.

HEALTH, SAFETY, AND ENVIRONMENT

Commitment to HSE is an integral part of our company culture. The progress made in this area is the result of our long-term investments in learning and implementation. We intend to make this progress explicit, measurable, and reportable. The HSE report for 2003 will be made available on Akzo Nobel's internet website in April 2004.

Within Akzo Nobel, five key HSE parameters have been translated into specific targets for the operational plans:

--------------------------------------------------------------------------------
                                                  2002        2003  2005 Targets
--------------------------------------------------------------------------------
Frequency Rate Lost Time Injuries (LTI)
per 1 million hours worked                         3.0         2.8           2.5
Total Illness Absence Rate (TIAR) in
percent                                            2.6         2.5           3.5
Chemical Oxygen Demand of discharge to
surface water, in tons                           3,600       3,200         3,000
Volatile Organic Compounds (VOC) emission
to air, in tons                                  5,700       5,800         4,000
Nonreusable waste, in tons                      97,000      95,000       115,000
================================================================================

Safety performance (LTI) has improved slightly compared to the previous year, thus moving the Company's LTI figure closer to its target of 2.5 in 2005. Unfortunately, in 2003 three employees lost their lives: two of the fatalities occurred in an incident in India and one employee lost his life in a traffic accident in Turkey.

The total illness absence rate (TIAR) is considered an important measure of employee health. In 2003, TIAR further improved to 2.5 percent. We continue to focus our attention on those sites where TIAR is above 3.5 percent.

In 2003 the values for two environmental parameters decreased. Compared to the previous year, the amount of Nonreusable Waste and the Chemical Oxygen Demand (the parameter for discharge to surface water) improved. The emission of Volatile Organic Compounds to air did not improve.

BUSINESS REVIEW AND DEVELOPMENTS AT BUSINESS UNITS

For financial details on acquisitions or divestments, reference is made to Note 2 of the Notes to the Consolidated Financial Statements.

PHARMA

Business review

Challenging is the one word to describe 2003. For Organon the challenges came from the commercial and regulatory fields and the weak U.S. dollar. Organon's leading product, Remeron (R) antidepressant, lost its exclusivity in the U.S. market and had to face stiff generic competition. Organon partially offset this setback through growth of Remeron (R) sales in other countries and promotion of Remeron (R) SolTab (R).

On the R&D front, Organon moved asenapine antipsychotic into phase III. It identified a suitable strategic partner in Pfizer and negotiated a satisfactory relationship, thus underlining its commitment to pharmaceutical research and development. In the regulatory area, Organon received a warning letter from the FDA following inspection of an important facility in West Orange, New Jersey. Organon promptly responded to the FDA's concerns. Toward the end of the year the FDA issued an approvable letter for Follistim (R)-AQ (TM) cartridge, for which in March 2004, an approval letter was received.

The challenges facing Intervet included the dramatic slide of the U.S. dollar versus the euro. Combined with the temporary supply problems for several important vaccine products, this prevented the U.S. Intervet organization from reaching its goals. In Europe, Intervet performed much better but not enough to offset the currency losses and the loss of certain products in the United States.

Delays in approval of several biotechnology products and lower than expected demand for some already registered products impacted the entire biotech industry. A key participant and supplier in this field, Diosynth was also affected by this trend. As the major supplier to Organon, Diosynth also had to adjust to lower captive demand. The Nobilon human vaccine facility was officially opened in December. Initially, the facility will produce antigens for veterinary vaccines in the next few years.

Overall, Pharma's sales and operating income were 11 percent and 28 percent below the previous year's levels.

Developments in the Pharma business units

Organon - Prescription drugs
Sales 2003: EUR 2,273 million; 2002: EUR 2,593 million

Organon experienced a challenging year in 2003 with a downturn in sales of 12 percent compared to 2002, resulting in a program designed to bolster future financial performance. The decrease in sales was due largely to a global negative currency effect against the euro, causing a sales decrease of 9 percent, which was mainly attributable to the weaker U.S. dollar. The economic malaise in a number of countries, coupled with an increase in generic competition, caused pressure on 2003 operating income. U.S. sales volume in particular was hard hit (down 26 percent) by generic competition for our main product Remeron (R). As a result, global sales volume declined 5 percent.

Hormone Therapy and Cardiovascular products showed volume growth compared to 2002. Other product groups registered lower sales, mainly related to currency effects.

Organon's main products developed as follows:

-----------------------------------------------------------------------
Millions of euros                                    Total   Autonomous
                                     2003 sales   change %      growth*
-----------------------------------------------------------------------
         Remeron (R) (in the U.S.)          208        (54)         (45)
Remeron (R) (in rest of the world)          316         20           26
                    Contraceptives          517         (1)           7
                       Puregon (R)          331         (7)          (1)
                        Livial (R)          197         (5)          (1)
=======================================================================
To safeguard margins and further healthy development, we instituted a cost reduction program as well as a restructuring of marketing and global manufacturing. The cost reduction program resulted in savings of EUR 140 million and a headcount reduction of 940 compared to year-end 2002. This was achieved without reducing R&D efforts.

The contraceptives business started to benefit from increasing sales of NuvaRing
(R), which has been launched in a number of countries after its introduction in the United States in 2002.

We also made changes to both our business structure and global processes to cultivate teamwork across geographic and departmental borders and to operate closer to our business and customers. We slimmed our central sales and marketing operations in favor of regional support activities in Asia and Latin America. Additional charges were taken to restructure our global manufacturing operations.

We thoroughly reviewed our operations and reorganized key parts in 2003. The principal steps taken were the separation of "R" from "D" in the R&D process and the establishment of Global Venture Teams (GVT) to bring key potential products to market. GVTs will optimize the development efforts for key products. The teams will ensure an optimal balance between development time and product labeling to maximize product launches. Research will be solely responsible for exploratory development of a compound until its "proof of concept" is achieved (clear output with commercial utility). Full development projects will be used to determine the ultimate disposition of a compound: to develop the compound internally or with an external partner, to outlicense, or to cancel it.

An independent analysis of our pipeline yielded the assessment that Organon has high promise for a medium-sized pharmaceutical company. One such example is Org 25969, a fast-acting binding agent being developed to reverse "deep block" muscle relaxants used in surgery. Org 25969 could help anesthesiology by offering physicians better control and patients faster recovery time with a positive side effect profile.

We are committed to a strategy that maintains a high level of investment in R&D in order to exploit the full potential of our product pipeline. We also are retaining the flexibility to partner with companies in areas in which optimization of late-stage development and/or marketing and sales performance is needed. This is

* Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. In this case it excludes the change in sales attributable to currency translation effects as acquisition and divestment effects are not applicable. Reference is made to the remarks on page 4.

best illustrated by an in-licensing agreement made in 2003 with Ligand Pharmaceuticals to copromote Avinza (R) in the United States and a global agreement with Pfizer to codevelop and copromote our phase III antipsychotic asenapine.

A Global Business Development group has been created, which is responsible for increasing and maximizing business development opportunities.

Early in 2004, conclusion was reached on the renegotiation of our thrombosis alliance with Sanofi-Synthelabo to revise the terms of the collaboration on the antithrombotic Arixtra (R) and certain oligosaccharides such as idraparinux (sanOrg 34006). Pursuant to this deal Organon will transfer to Sanofi-Synthelabo its remaining rights for Arixtra (R) and development obligations for Arixtra (R) and other oligosaccharides in exchange for revenues based on sales. This deal safeguards long-term financial interests and limits the short-term financial burdens, enabling Organon to maintain cost control where executing extensive phase III development program.

Intervet - Veterinary products
Sales 2003: EUR 1,010 million; 2002: EUR 1,081 million

Following several key acquisitions in recent years, Intervet has consolidated its position as a major player in the global animal health market and is now lining up for a selective strategy to expand its presence in promising segments. Intervet is well positioned to maintain its global No. 3 position in the sector, despite the economic headwinds that have also hit the global animal health market.

In 2003, Intervet maintained its position as the leading animal healthcare company in Europe. Business performance in Northern Europe was adversely affected by a flat aquaculture market, mainly in Norway, and the outbreak of Avian Influenza, which temporarily decimated poultry stocks in the Netherlands. In Southern Europe, Intervet performed better than the European industry average in its sector. In other regions, particularly North America, results were impacted by currency effects. Markets in Latin America showed encouraging improvement, especially in the second half of 2003, while in Asia the picture was mixed, generally reflecting developments in national agricultural markets. Under these conditions, Intervet's operating income trailed that of 2002.

Intervet's R&D strategy continues to focus on product-based innovation. In 2003, dedicated teams again brought numerous new products to the livestock and companion animal health market. In April we launched a new vaccine with proven protection against agents involved in feline respiratory disease and started other pan-European marketing campaigns. Another milestone was the introduction of a vaccine targeting Salmonella as a major advancement in efforts to make poultry meat and eggs safer for human consumption.

After a major outbreak of Foot and Mouth Disease a few years ago, in 2003 Europe was again plagued by a serious outbreak of an infectious disease, this time Avian Influenza. These outbreaks led to a comprehensive approach to combating infectious livestock diseases, with the availability of marker systems and emergency vaccination as key elements of a disease control strategy. These efforts will be aided by our cooperation with a Dutch agricultural institution, which has resulted in a solid basis for the production of effective antigens and marker vaccines against Foot and Mouth Disease. An EU Commission Decision was made in late 2003 to approve the positive evaluation of Intervet's discriminatory test for Classical Swine Fever (CSF). The test, in combination with corresponding marker vaccines, is an essential tool for any vaccination campaign undertaken to contain outbreaks of CSF in Europe.

In May 2003 we opened our new life science center in DeSoto, Kansas. This center now serves as a major research facility for livestock vaccines and a production facility for swine and cattle vaccines. It is our largest distribution center and "Center of Excellence" for the clinical development of livestock and equine pharmaceuticals in the United States.

In 2003 we embarked on a major investment program in Boxmeer, the Netherlands, aimed at modernizing our multifunctional headquarters site and enlarging our production capacity for biological products. Ongoing investments in global activities are reflected in the commissioning of new production facilities at our German site in Unterschleissheim, near Munich. This center produces pharmaceuticals for livestock and companion animals to serve our needs worldwide.

In line with the restructuring program for our operations in India, early in 2004, one of the two production units in India was closed.

Following a logistics and manufacturing initiative that began in 2002, we have made significant progress in harmonizing our business processes and in developing and evaluating related information templates. This preparatory design phase, scheduled to be completed by mid-2004, will be followed by a rollout in several of our larger subsidiaries.

Diosynth - Complex active pharmaceutical ingredients
Sales 2003: EUR 479 million; 2002: EUR 529 million

The pharmaceutical industry is in a stage of transition. The innovative pharmaceutical industry in general faces major challenges as a result of imminent loss of patent protection for major products, reduced approval rates, too high expectations for new products, and increasing pressure on pricing. As a consequence, active pharmaceutical ingredient manufacturers like Diosynth are adversely impacted by soft demand, a developing overcapacity situation, and a decline of the U.S. dollar compared to the euro in the last two years. In 2003, Diosynth's sales were 9 percent down, while operating income also fell in comparison with 2002.

Because of its excellent reputation as a reliable producer and its relatively protected position in niche oriented markets, Diosynth had anticipated only limited consequences for 2003. In reality, the impact was greater than expected.

In the chemical sector the situation was bearish. Focusing on the compound classes Diosynth specializes in, we see that the crisis in the hormone replacement therapy market might indicate that the long-term use of steroids is under increasing pressure. For peptides and alkaloids the growth in market demand was disappointing due to delays in registration of our customers' products.

In the traditional biochemical market (mainly extraction products), Diosynth managed to maintain its position volume wise.

In the biotechnology sector we are being confronted with generally decreasing funds available to our customers, a limited number of new products, and delays or failures following recent clinical trials. These factors caused underutilization of existing capacity. Despite our intensified cost saving programs, volumes and profitability of this business were strongly impacted.

Looking ahead, Diosynth will also face lower captive demand from Organon.

Therefore, in February 2004, Diosynth announced a restructuring of its chemical synthesis operations across the globe. In the face of the aforementioned declining demand, worldwide chemical synthesis capacity will be reduced by closing its production site in Mexico and scaling back facilities in the Netherlands. In January, a start was already made with a reduction of production capacity at Diosynth's Buckhaven (Scotland) site, which was already impaired in 2003. Workforce reductions will directly affect a combined total of approximately 350 employees.

COATINGS

Business review

In 2003 we realized 3 percent autonomous (sales price and volume) growth* and, excluding the effect of restructuring and impairment charges, maintained our return on investment at the 20 percent threshold, despite difficult economic circumstances, negative currency influences, and further increased pension costs. Including such restructuring and impairment charges, ROI was 18 percent.

This was achieved through improvement of the business mix by divesting Impregnated Papers and 20 smaller noncore businesses, selling idle assets and limiting acquisitions. We also stepped up our restructuring programs in mature markets. These measures offset headcount increases in emerging markets, resulting in a net decrease to 28,700. Restriction of capital expenditures to 90 percent of depreciation and further reduction of working capital (moving average) from 23.0 percent to 22.3 percent of sales contributed to maintaining our ROI level.

Conditions for decorative coatings in Europe were tough, especially in the retail sector. The decorative coatings business in emerging markets continued to expand. The industrial part of our portfolio held up reasonably well, not only our star performers Marine & Protective Coatings and Industrial Finishes but also Powder Coatings. Market conditions for Car Refinishes remained very competitive, and pressure on volumes continued.

We continued to grow in Asia Pacific, which now represents 14 percent of worldwide sales. In 2003, we opened a powder coatings facility in Vietnam and a nonstick coatings facility in Dongguan City, China, and announced the investment in a decorative coatings facility in Suzhou, China. Furthermore, we acquired full ownership of our powder coatings activities in South Korea and decided to set up our own marketing and sales company for marine and protective coatings in Japan.

In total, sales were down 5 percent in 2003 and operating income 13 percent.

In the coming years our main challenge will be a balancing act between continued restructuring in mature markets and accelerated growth in emerging markets.

A portion of the Coatings business is seasonal, with sales and earnings being relatively higher during the outdoor season and lower during the indoor season. The operating results may be harmed if bad weather delays the outdoor season in the major markets in which the Company operates and the Company is not able to offset during the corresponding financial year the lag in earnings resulting from such delay.

* Reference is made to the sales analysis table on page 54.

Developments in the Coatings business units

Decorative Coatings
Sales 2003: EUR 1,842 million; 2002: EUR 1,915 million

Decorative Coatings Europe and Decorative Coatings International serve the professional and do-it-yourself markets. The Company's major brands include Sikkens (R), Sadolin (R), Crown (R), Astral (R), Marshall (R), Trimetal (R), Nordsjo (R), Levis (R), Herbol (R), Vivechrom (R), and Flexa (R). The Company's leading building adhesive brand is Schonox (R).

Decorative Coatings Europe
In general, 2003 was a weak year for the decorative coatings industry in Europe, except for the southernmost regions. Volumes showed an overall decline. The uncertainty in the world fueled by the war in Iraq, the downturn in construction of new houses, and slowing economic growth in several countries had an adverse effect on the market.

Decorative Coatings Europe was not able to match the previous year's operating income in a falling market with aggressive competition for volume, despite extensive cost cutting programs. The results of Trade and Specialties were satisfactory and virtually on a par with the previous year, but we had difficulty in keeping up successful growth in the Retail business. During the year we acquired a selected number of distributors in an effort to safeguard and strengthen the availability of our strong brands to the professional painters. We also continued strengthening core brands like Sikkens (R), which is now distributed as top of the market trade brand in nine countries. Retail has used 2003 to prepare a coordinated relaunch of our strong local retail brands within a pan-European positioning and to step up the transfer of proven successful product concepts to more countries.

At the end of the year we announced a major headcount reduction across countries and functions in response to weaker markets and the need for a structural reduction of cost levels.

As the deadline for compliance with the EU directive on volatile organic compounds (VOC) is coming closer, the business unit has decided to take a proactive approach. Rephrasing recipes and formulations will involve a major research effort to comply with the regulations. However, this apparent threat can also be viewed as an opportunity for more innovation. During the year we have already seen some product introductions that can be linked directly to the VOC regulation. Early in 2003, we successfully launched TINOVA VX, a quick drying high solids paint. Another directly related success was the improvement in gloss and color of waterborne lacquers. The introduction of our new and advanced tinting machine concept is well under way, which should also help us to comply with future regulations.

In the United Kingdom, Retail successfully introduced the innovative new product Indicoat (R): a paint that is pink when wet but turns white when dry, thus easing the difficulties associated with white on white painting. The technology will be introduced in more European markets in the coming year.

Decorative Coatings International
Decorative Coatings International registered only a slight decrease in operating income, aided by a small volume gain and somewhat higher margins. Costs were very much under control and "sales and marketing"-our largest cost category-was down relative to sales and in absolute figures. As capital turnover (defined as sales divided by average invested capital) also improved, return on investment was substantially up from the previous year.

The Eastern European business was further consolidated, with growing production volumes in our Russian factory. A restructuring program was implemented in Hungary and Poland, which involved major divestments of activities and assets in the Hungarian distribution company. Headcount in both countries was reduced significantly, and the platform for profitable future growth is now in place.

With the Olympics approaching, Greece registered a rising demand. In Turkey the second half of the year looked promising, giving rise to some optimism for 2004. However, there is still a substantial degree of uncertainty regarding the developments in this country.

Following the Sadvel acquisition, we finalized the restructuring project in Morocco, including divestment of the idle assets involved. Volume growth exceeded total market development.

Asia Pacific (China, Indonesia, Vietnam, and Papua New Guinea) continues to show a double digit volume increase. Our Indonesian company registered a strong performance, reflecting the success of the concept with mixing machines for the mid-tier segment of the market, where we are the first player. A new factory to be built in China should be operational in early 2005. In addition, a factory is also planned for Vietnam.

Our niche strategy for wood care products in North America and Argentina has proven once again that reliability generates good returns.

Building Adhesives registered growing volumes despite the depressed German building industry, a key market for this activity. A new sales organization will further penetrate in the Eastern European territories.

The efforts aimed at developing low-priced product formulations for low-cost markets have been intensified.

Industrial activities
Sales 2003 EUR 1,336 million; 2002: EUR 1,310 million

In 2002, Akzo Nobel's industrial coatings activities included three global business units: Industrial Coatings, Industrial Finishes, and Powder Coatings. In order to achieve the best possible synergies it was decided to dissolve Industrial Coatings with effect from January 1, 2003, and to transfer the activities to the other Coatings business units.

Industrial Finishes
Bolstered by a strong fourth quarter in 2002, Industrial Finishes entered 2003 with optimism and a clear focus on accelerating business development. Unfortunately, industrial sectors were flat in Europe. High interest rates, unemployment, and inflation in the South American economies hindered investment and economic growth. North American consumption began slowly, but during the year the economy improved as world tensions eased and confidence returned. Remarkably, demand from China remained strong and consistent. Overall operating income was slightly above the previous year's level.

Against this global economic backdrop, Industrial Finishes continued to invest and seize growth opportunities in frontier markets. Also, we restructured existing capacity and maintained market share in the low growth European and North American markets. As a result of these actions, we emerged from 2003 a stronger international industrial coatings supplier.

Our ongoing R&D activities continued to provide our customers with a stream of products that helped them become more efficient and better able to differentiate their products in this increasingly competitive global economy. At the same time, our products met high health, safety, and environmental standards. Combining an intense customer focus with a decentralized organizational structure and Akzo Nobel's expansive technology base, Industrial Finishes remains uniquely competitive in the markets in which it operates.

In October 2003, Industrial Finishes acquired the specialty coatings business of Belgium-based Techni-Coat International N.V. This business excels in lifestyle-driven plastic coatings for consumer electronics, cosmetics packaging, and sports and leisure goods. This strategic addition of talent and technology will significantly enhance our ability to bring exciting, leading-edge technology to our global customers in this fast-growing market segment.

Powder Coatings
Tough market conditions in Europe and the Americas prompted us to focus hard on cost cutting measures throughout 2003. Considerable restructurings in Europe and a drive to put in place improved manufacturing and operational efficiencies paid off in reduced costs and increased profitability. Operating income was considerably in excess of the previous year.

Post-acquisition integration and restructuring moves in the United States, following the acquisition of Ferro in 2002, were completed ahead of plan.

While markets in the northern and western parts of Europe remained flat throughout 2003, opportunities for growth occurred in the southern and eastern regions. We expanded capacity in our Turkish factory and strengthened our sales, marketing, and distribution network in Eastern and Central Europe.

We had a year of outstanding growth in Asia Pacific. Our new factory in Vietnam, opened at year-end 2002, is already profitable. We acquired the remaining 50 percent stake in Interpon Powder Coatings Korea held by DPI, assuming full ownership in the important Korean market. We purchased new land in Guangdong Province, which will enable further expansion of our South China business.

We maintained the flows of unique Interpon (R) powder technologies into our global businesses. Product launches in 2003 included a new generation of hyper-durable architectural coatings, a range of patented active anticorrosion primers, and an antibacteriological coating. We also started to launch in our Asian markets the automotive components technologies acquired in the Ferro deal.

Our Nonstick Coatings business had a successful year of profitable growth, including the opening in October of a new factory at Dongguan City in South China.

Our Cromadex (R) distribution business also had another satisfactory year.

Marine & Protective Coatings
Sales 2003: EUR 832 million; 2002: EUR 830 million

2003 was another year of excellent performance with growth in sales and operating income in all markets and regions, partly offset by negative currency translation effects.

International (R) Marine Coatings benefited from the continued high level of newbuilding of ships, in particular in Korea and China. Following the IMO's (International Maritime Organization) ban on tin-containing antifoulings from January 1, 2003, the business has undergone a successful conversion to tin-free antifouling and the Intersleek (R) biocide-free foul-release technologies.

International (R) Protective Coatings achieved unprecedented growth in the year, spurred by organic expansion in China and Central/Eastern Europe. The launch of Interfine (R) 979 polysiloxane patented technology was successful, and our Chartek (R) fire proofing material achieved impressive sales growth.

The Yacht Coatings business continued to improve its performance in the key markets of Europe and the United States with the strong International
(R)/Interlux (R) brands. The integration of the Awlgrip (R) professional topside coatings business acquired in 2002 was very successful, with particularly good performance in Europe.

In Aerospace Coatings, Akzo Nobel challenged the general decline in the airline industry with increased sales in Europe of Aviox (R) coatings to Airbus and by successfully securing coatings contracts for a number of major airline livery changes.

Car Refinishes
Sales 2003: EUR 880 million; 2002: EUR 937 million

In 2003, Car Refinishes integrated three market segments with considerable synergies in people, products, and technologies: car refinishes, commercial vehicles, and automotive plastic coatings.

We relaunched our approach in the commercial vehicles segment with a dedicated global organization, a dedicated sub-brand Sikkens (R) Autocoat (R) BT (R), and an optimal, renewed product assortment.

In recent years, the business unit made a number of strategic investments to stimulate organic growth for its mid-term and long-term future.

The doubling of our total R&D effort paid off with a number of innovations reaching the market in Europe. Examples are Sikkens (R) Autoclear (R) WB, the first workable waterborne clearcoat in the collision repair industry, and Sikkens (R) Autoclear (R) III, our fastest growing two pack urethane clearcoat.

A large part of our current product assortment, including all of our basecoats, are now younger than five years. Our strategy of creating super dispersions (SUPDIs) made us both faster and more flexible in bringing new topcoat products to market.

Following the opening of our own offices in Dubai, Saudi Arabia, and Pinetown, South Africa, we now have strong regional organizations in all parts of the world, driving our multisegment approach (high, mid, and low) within the collision repair industry.

Nobilas, a service company for claims and fleet solutions, saw its market launch. This company is currently building its customer base and setting up its organization.

Our sales suffered from the weakening of the U.S. dollar versus the euro as well as from economic circumstances. The business unit made substantial cutbacks in personnel, especially in its mature markets, to structurally reduce costs. However, these measures failed to prevent a substantial decline in operating income, compared to the 2002 level.

An investment of USD 30 million for a new laboratory and plant extension in Pontiac, Michigan, has been approved. This is the single largest R&D investment ever in the Coatings business.

Industrial Products
Sales 2003: EUR 391 million; 2002: EUR 532 million

The economic climate remained weak and markets failed to recover. Volumes stayed on the same level as in the previous year, and margins were under strong pressure. These factors were reinforced by negative currency developments. Working capital was kept under control and expenditures were low.

In mid-2003, the impregnated paper activities were divested. Some adhesives activities not related to the wood working industry were also divested or are in the process of being divested. A restructuring program for the Swedish industrial resins activities is in progress, and one production plant will be closed down. An investigation into the future of the industrial resins activities in France was initiated.

Successful R&D has resulted in important inroads for wood adhesives into the U.S. and Japanese markets. Also, new Expancel (R) microspheres were launched and new applications found. To meet increasing demand for microspheres a major program for capacity increase was initiated. Effective January 1, 2004, the Expancel (R) activities were transferred to Akzo Nobel's Chemicals group.

CHEMICALS

Business review

The Chemical Industry had one of its worst years in 2003, but modest improvement is expected for 2004. Akzo Nobel Chemicals performed satisfactorily, thanks to several top of the line products and a combined efficiency and restructuring drive throughout the entire group. The workforce has been reduced by 1,100 people, and several of the programs continue into 2004.

2003 saw one selective acquisition, CIRS SpA (Italy), an antifouling/suspending agent producer for the polymer industry.

On January 1, 2004, the Casco Polymers business (Expancel (R)) was transferred from Coatings to Chemicals.

In September we announced our intention to sell our Catalysts, Phosphorus Chemicals, and Coating Resins businesses to create room to maneuver and improve the Company's balance sheet. Together, these solid and profitable businesses represent EUR 0.8 billion in consolidated sales. On April 19, 2004, Akzo Nobel has received an offer from Albemarle Corporation for the sale of its Catalysts business for EUR 625 million, free of cash and debt. Closing of the transaction is expected to be in the second quarter of 2004. In the course of 2004, we expect divestment proceeds for the other two businesses that also reflect their value.

Three significant projects came into operation: a major expansion of our chlor-alkali plant in Rotterdam, expansion of ethylene amines production in Sweden, and a grass-root quat plant in Singapore. To meet growing demand from the rapidly expanding South American pulp and paper industry, an investment in a "Chemical Island" at the new Veracel pulp mill in Brazil was approved. Additionally, further chlor-alkali expansion in Rotterdam and an increase in salt capacity in Hengelo, the Netherlands, will go ahead.

Overall, sales and operating income were, respectively, 4 percent and 3 percent lower than in 2002.

We will create value for our customers and the Company by driving innovation, growing our people, and concentrating on selected growth areas and cost leadership.

Developments in the Chemicals business units

Pulp and Paper Chemicals
Sales 2003: EUR 896 million; 2002: EUR 969 million

Pulp & Paper Chemicals (Eka Chemicals) managed to considerably increase its operating income during the year, despite continued weak markets in several areas and the negative impact of the lower dollar. The improvement was driven primarily by lower costs as restructuring programs initiated in recent years delivered the expected results.

In Europe a tighter market for bleaching chemicals raised prices, and production plants were working at high utilization rates. Energy costs, which are of crucial importance in chlorate production, rose substantially and are likely to show a further increase in 2004.

The chlorine dioxide concept, which involves on-site production at the customers' plants, has proven to be very successful and continues to grow. Several new units have been established, resulting in closer cooperation with customer mills in Europe and South America. At the end of the year we concluded an agreement on the first unit for a North American mill.

A chlorine dioxide process unit and a chlorate factory form the major part of a EUR 50 million investment in a "Chemical Island" at the new Veracel pulp mill in Brazil. The commencement of construction is the latest step in a series of actions taken in South America to meet growing demand from the rapidly expanding pulp and paper industry.

The Paper Chemicals market in North America, while strained, showed some improvement in various segments. The improvement for the region in 2003 is entirely related to lower costs. The amalgamation of the bleaching chemicals and paper chemicals organizations in North America and the other regions resulted in a reduction of the administrative workforce. These restructurings will be followed in 2004 by a concentration of paper chemicals production in fewer, more comprehensive plants close to customer locations.

Pulp and paper production in Asia is growing rapidly, resulting in increased demand for our chemicals. In the face of fierce competition, Pulp & Paper Chemicals has established a solid base for expansion in Asia; the region accounts for a growing part of our global business.

The Purate (R) water purification system, an activity of Specialty Products, showed growth and improved performance.

Functional Chemicals
Sales 2003: EUR 789 million; 2002: EUR 831 million

Functional Chemicals experienced a tough year with stagnant sales in most of its businesses, exacerbated by weakening currencies. Restructuring efforts significantly offset the effect of higher raw material prices, resulting in a slightly lower operating income.

Although higher raw material costs and a scheduled production stop caused Ethylene Amines to fall short of its 2002 performance, additional production capacity was brought on stream to significantly improve future business, consistent with our leadership position in a tight market. Rising sales revenues of monochloroacetic acid, mainly in China, were offset by higher raw material costs, resulting in reduced margins. However, the outlook for our Chinese business is rapidly improving.

Phosphorus Chemicals successfully weathered major currency effects and higher costs to post a slightly lower result. The unit initiated a comprehensive restructuring of its U.S. operations to significantly improve performance. In September 2003, Akzo Nobel announced its intention to divest this business.

Despite sluggish market conditions and higher raw material prices, the Chelates business showed strong improvement, benefiting from structurally lower costs and improved logistics. Additional steps to boost earnings were taken by creating a production joint venture with BASF in the United States, starting from February 2004. Major restructuring efforts at the production sites helped overcome record raw materials price hikes, enabling Sulfur Products to post a favorable result. Price erosion and excess capacity lowered the results of our PVC additives business, while adverse market conditions led to aggressive restructuring of the methylamines and choline chloride businesses.

An investment to set up a pilot plant for a promising break-through wood preservative was approved in the final quarter.

Surface Chemistry
Sales 2003: EUR 784 million; 2002: EUR 836 million

The downward trend in many of our market segments that started in the second quarter of 2002 continued in 2003, as is evidenced by weak volume and price developments across the board. The ongoing slide of the U.S. dollar impacted sales and results in all three of Surface Chemistry's business areas. Operating income fell from the 2002 level.

Our Surfactants business, in particular in the Americas, suffered from weak demand for such products as agro-surfactants and asphalt additives, and for our petroleum additives and oilfield business, while higher energy and raw material prices could not be fully passed on. A cost efficiency program was initiated to restore Surfactants' profitability. Industrial Specialties, acquired in June of 2002, contributed positively to the 2003 results.

Oleochemicals reported lower results than in the previous year, as Southeast Asian competitors added substantial capacity while demand remained weak in the traditional markets of Europe and North America.

Cellulosic Specialties (a combination of the former Rheology Additives and CMC businesses) suffered from a slowdown in operations like flotation, drilling, and pelletizing. Sales of Bermocoll (R) thickeners for water-based paint and building applications continued on a steady growth path at above GDP rates.

Polymer Chemicals
Sales 2003: EUR 492 million; 2002: EUR 560 million

Sales and operating income were below the 2002 level due to continued weaker than expected economic conditions that had a direct effect on the polymer markets, and to the weak U.S. dollar and pricing pressure from both global and regional competitors.

In the course of 2003 we embarked on an aggressive restructuring program that is being implemented on a global basis. Three older organic peroxide plant facilities were closed during the year, one in each of our main geographic regions: Europe, the United States, and Asia. The capacity reduction was offset by expansions in other facilities.

In March, we acquired full ownership of CIRS SpA of Italy. This acquisition expanded our product offering to include antifouling agents and suspending agents. These products are mainly used for PVC production but are finding use in other polymer fields as well.

We continued our expansion activities in the fast growing Asia Pacific market, especially China. We acquired 95.5 percent of the shares in CANP, our crosslinking peroxide business and expanded the facility in Ningbo, China. We also started construction of a grassroots ketone peroxide and dimethyl phthalate plant in Tianjin, China, to serve the thermoset market in Asia through majority owned joint venture KANP.

Promising sales gains were shown by our newly created "New Business Development" unit, which includes high purity metal organics, safety services, and continuous dosing technology for PVC.

Base Chemicals
Sales 2003: EUR 544 million; 2002: EUR 464 million

Despite low prices, Base Chemicals' operating income rose strongly, mainly as a result of high volumes, ongoing cost reductions, and the acquisition of full ownership of ECI Elektro-Chemie GmbH, Ibbenburen, Germany in the fourth quarter of 2002.

In 2003, the workforce was reduced, and further reductions are anticipated for the coming three years.

In November we commissioned the second capacity expansion of our Rotterdam Chlorine plant to 470,000 tons per annum. The added capacity will enable us to meet increased demand from our customers.

Good progress is made with the preparations for the third expansion to the Rotterdam Chlorine plant and the relocation of the Chlorine and MCA plants from Hengelo to Delfzijl to comply with the covenant concluded with the Dutch authorities to stop chlorine transportation in the Netherlands. Realization of these projects is contingent on EU approval of the financial compensation agreed upon with the Dutch government. The earlier announced closure of the Delfzijl Chlorine plant will be postponed and aligned with these projects.

The Delfzijl Chloromethane plant was closed as planned at the end of 2003.

The 30 percent joint venture Methanor registered excellent results, reflecting strong demand.

Resins
Sales 2003: EUR 394 million; 2002: EUR 414 million

Operating income was down from 2002. Coating Resins' volumes were in line with the previous year, whereas UV Resins' volumes were up. Margins for Coating Resins, including UV, were under pressure due to the combined effects of high raw material costs, unfavorable currency developments, and sluggish economies.

In 2003, we started up "Emergo," a series of projects to implement a profitable growth strategy for Coating Resins, as defined in 2002. Coating Resins sold its Unsaturated Polyester (UPE) business and announced the closure of the site in Dunston, United Kingdom.

The construction of the new resins plant in Suzhou, China, to serve the growing coatings market, is well underway.

In 2003, Printing Ink Resins continued to improve its results. Raw material prices helped to offset weaker market demand and price pressure.

The second half of 2003 was dominated by the announced intention of Akzo Nobel to divest Coating Resins, including UV, and to merge Printing Ink Resins into the Pine Specialties business of Pulp & Paper Chemicals in order to improve operational effectiveness and efficiency. This is expected to result in a firm global position in Ink & Adhesive Resins.

During the year we continued to invest in R&D technologies and in personnel development.

Catalysts
Sales 2003: EUR 349 million; 2002: EUR 375 million

Catalysts maintained a leadership position in refinery catalysts with innovative products for the fuel industry. Many of the novel products introduced help our customers meet new and future environmental regulations, particularly in the areas of emission control and low sulfur fuels.

Operating income continued its strong showing in 2003, following the record 2002, although sales declined slightly, mainly due to currency effects. In 2003, operating income gains came from our strengthened positions in the performance segments of the HPC market and in the FCC additives market. In FCC catalysts we maintain a strong and stable position supported by our improved cost base resulting from the consolidation of our North American business.

Growth in HPC continues to be aided by new transportation fuel specifications. In this key growth area we were able to provide catalytic solutions for difficult challenges our customers were facing in their businesses. During the year, an expansion of the American HPC manufacturing capacity was completed to supply the growing North American market more effectively.

The Nippon Ketjen joint venture in Japan had an off year following the record 2002. FCC-S.A. results improved in part due to the strengthening Brazilian economy. Our Eurecat joint venture completed an investment in Italy for catalyst regeneration, further strengthening the Total Catalyst Management businesses.

In the course of the year 2003, the Company announced its intention to sell the Catalysts business. On April 19, 2004, Akzo Nobel has received an offer from Albemarle Corporation for the sale of its Catalysts business for EUR 625 million, free of cash and debt. Closing of the transaction is expected to be in the second quarter of 2004.

We continued to invest in R&D during 2003. Innovations derived from R&D remain a key part of the success of the Catalysts business.

Salt
Sales 2003: EUR 267 million; 2002: EUR 269 million

Salt registered a solid performance in 2003. Sales and operating income were in line with 2002 and costs were kept under tight control. This performance was characterized by continued high sales to the chemical industry throughout the year. The business unit continues to invest in technology in order to strengthen its position as global leader in vacuum salt and solution mining. Expansion of the Hengelo plant (the Netherlands) to a capacity of 2.5 million tons per year makes it the world's largest vacuum salt plant, surpassing our Delfzijl plant (the Netherlands).

The specialty salt business strengthened its position in a competitive market. We completed the restructuring program, consisting of the closure of the Stade, Germany production site, relocation of production, reduction of the headcount in the Hengelo location, and upgrading of the product portfolio. The introduction of the premium Jozo (R) salt line symbolizes our renewed customer focus.

In its second operational year, the solar salt facility in Onslow, Western Australia, performed in line with expectations.

Energy
Sales 2003: EUR 171 million; 2002: EUR 158 million

Operating income from our gas, electricity, and steam supply activities was substantially better than in the previous year, despite volatile oil and gas markets throughout 2003. Our cogeneration joint ventures operated reliably. In Europe, politicians appreciate cogeneration as preferred technology and are willing to support this technology long term via Council Directives, including carbon dioxide emission trading and security of supply.

Other nonconsolidated companies

Flexsys
Weak economic conditions continued during 2003, resulting in a flat sales level and lower results compared to the previous year for this 50 percent rubber chemicals joint venture. The implementation of the cost savings and production restructuring program continued. A decision was made to close down the Primary Accelerators plant in Nitro, West Virginia, by the end of the first quarter 2004.

Delamine
Sales volumes for this 50 percent ethylene amines joint venture were higher than in the previous year with a quite stable price level. The sales gains combined with lower raw material costs resulted in higher earnings compared to 2002.

SOURCES AND AVAILABILITY OF RAW MATERIALS

Raw materials essential to our business are purchased in the normal course of business from numerous suppliers worldwide. In principal, these materials are widely available from multiple sources. No serious shortages or delays were encountered in 2003 and none are expected in 2004.

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

INTELLECTUAL PROPERTY

The Company's intellectual property portfolio includes numerous patent applications and patents, trademark applications and registrations, domain name registrations and trade secrets, which all help to protect its products, processes, goodwill, and know-how. Where appropriate, the Company seeks intellectual property rights in relevant regional markets. The protection provided by intellectual property rights varies from country to country depending on their laws and the various granting, registration and enforcement systems. In most industrialized countries, patent protection exists for inventions in all areas of technology in which the Company is active. Patents last for periods depending, predominantly, on the date on which the application was filed, the payment of maintenance fees, and the legal lifetime of patents in various countries being typically 20 years after filing, plus (if applicable) patent term extension for pharmaceutical products. The

Company monitors its competitors, enforces its own intellectual property rights whenever and wherever advisable and challenges third party intellectual property rights and claims, whenever appropriate. Intellectual property agreements are in force with many of the Company's employees, and there are a numerous confidentiality agreements in force with customers and suppliers to protect the Company's know-how.

GOVERNMENT REGULATION

Akzo Nobel's businesses are subject to the normal regulatory framework applicable to a pharmaceutical and chemical company, notably various health, safety and environmental rules both at national and local levels. The Company also voluntarily conforms to international and national codes of best practice appropriate to its business.

Besides the normal regulatory framework for chemical companies, the Company is subject to more extensive regulations for the veterinary and human pharmaceutical industry*. The international pharmaceutical industry is highly regulated. National and supranational regulatory authorities administer numerous laws and regulations regarding the testing, approval, manufacturing, importing, labeling and marketing of drugs, and also review the safety and effectiveness of pharmaceutical products. Further controls exist on the non-clinical and clinical development of pharmaceutical products in particular. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

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

If the FDA or the USDA, as the case may be, approves a new drug application, the new pharmaceutical becomes available for physicians or veterinarians to prescribe.

* In this section, the term "pharmaceutical industry" encompasses both human and animal healthcare, unless specifically indicated.

Thereafter for human drugs, the drug owner must submit periodic reports to the FDA, including any cases of adverse reactions. For some medications, the FDA requires additional studies to evaluate long-term effects or to gather information on the use of the product under special conditions. The FDA also requires compliance with standards relating to laboratory, clinical and manufacturing practices.

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

The most important production sites for Pharma are in Oss and Boxmeer, the Netherlands; Dublin, Ireland; UnterschleiBheim, Germany; West Orange, New Jersey; Morrisville, North Carolina; and DeSoto, Kansas. The major Coatings sites are based in Montataire, France; Sassenheim, the Netherlands; Cologne, Germany; Barcelona, Spain; Cernobbio, Italy; Malmo, Sweden; Darwen and Hull, United Kingdom; Houston, Texas; Columbus, Ohio; High Point, North Carolina; Nashville, Tennessee; Sao Paulo, Brazil; Chilseo, Republic of Korea; and Melbourne, Australia. For Chemicals, the major production sites are located in Delfzijl, Hengelo, Rotterdam, and Amsterdam, the Netherlands; Bohus and Stenungsund, Sweden; and Pasadena, Texas.

Akzo Nobel's policy is generally to acquire its own facilities. The net book value of its property, plant equipment was EUR 4.0 billion at December 31, 2003. The book value of property, plant and equipment financed by installment buying and leasing was EUR 104 million at December 31, 2003. Akzo Nobel has rented certain offices and warehouses by means of operational leases.

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

The consolidated financial statements of Akzo Nobel appearing in this annual report are prepared in accordance with NL GAAP, which differ in certain respects from US GAAP. The significant differences between NL GAAP and US GAAP affecting Akzo Nobel's net income and shareholders' equity are described in Note 22 of the Notes to the Consolidated Financial Statements of Akzo Nobel.

2003 COMPARED TO 2002

For Akzo Nobel, 2003 was a very challenging year with a lot of headwind. In general, there was no or even negative growth in the Company's markets in Europe, North America, and Latin America, although in the United States there were signs of recovery in the fourth quarter. The weakening of the U.S. dollar and related currencies and higher pension charges impacted heavily on our top and bottom lines. Moreover, our traditionally most profitable business Organon was confronted with the loss of market exclusivity for its key drug Remeron (R) in the United States, which put significant pressure on results.

Trying to face this multitude of challenges, ongoing restructuring programs were accelerated, and many new programs were started. The continued process of pruning our portfolio resulted in several divestments. Altogether, our total workforce was reduced from 67,900 to 64,600.

The strong focus on restructuring, costs, and cash did not prevent us from investing in new growth opportunities in high growth regions. We are participating in the growth in Asia, particularly China.

Even in this challenging year, we showed serious commitment to a multiyear debt reduction program: we were able to bring net debt down by EUR 0.8 billion and to substantially improve our balance sheet. We also achieved an increase of the average maturity of our long-term debt through the successful issue of public bonds.

Sales, cost and income
------------------------------------------------------------------------
                                                   Condensed statement
                                                         of income
Millions of euros                                    2003         2002
------------------------------------------------------------------------
Net sales                                            13,051       14,002
Cost of sales                                        (6,933)      (7,301)
                                                  ---------    ---------
Gross margin                                          6,118        6,701
Selling, R&D, and G&A expenses, other results        (4,771)      (5,194)
Restructuring and impairment charges                   (308)        (236)
Results on divestments                                   25           91
                                                  ---------    ---------
Operating income                                      1,064        1,362
Financing charges, net                                 (166)        (204)
                                                  ---------    ---------
Operating income less financing charges                 898        1,158
Income taxes                                           (254)        (335)
                                                  ---------    ---------
Earnings of consolidated companies after taxes          644          823
Earnings from nonconsolidated companies                   7           30
                                                  ---------    ---------
Earnings before minority interest                       651          853
Minority interest                                       (49)         (35)
                                                  ---------    ---------
Net income                                              602          818
                                                  =========    =========

Sales
Sales in 2003 were EUR 13.1 billion, 7 percent down on the previous year. Autonomous (sales volume and price) growth was flat, while currency translation had a negative impact of 8 percent. Sales developed as follows:

------------------------------------------------------------------------------
                                       Currency
In percent   Total   Volume   Price   translation   Acquisitions   Divestments
------------------------------------------------------------------------------
Pharma         (11)      (3)      1            (9)            --            --
Coatings        (5)       1       2            (7)             2            (3)
Chemicals       (4)      --       1            (7)             3            (1)
Akzo Nobel      (7)      (1)      1            (8)             2            (1)
==============================================================================

The negative currency translation impact predominantly related to the weakening of the U.S. dollar, the pound sterling, the Brazilian real, and various Asian currencies.

Acquisitions mainly concerned Ferro's powder coatings business, Crompton's Industrial Specialties, and ECI Elektro-Chemie. Divestments mainly related to Impregnated Papers.

Operating income
Operating income was EUR 1,064 million, on balance 22 percent below 2002. The improvement in operational performance attributable to significant cost savings did not fully offset the EUR 300 million negative effect from currency translation and higher pension charges, and the EUR 138 million higher restructuring and impairment charges. Operating income developed as follows:

--------------------------------------------------------------------------------------------------
                                                       Change from 2002
                                ------------------------------------------------------------------
                                                                                    Restructuring
                    Operating   Total                                   Increased   and impairment
                    income      change      Operational   Currency      pension     charges/gains
Millions of euros   for 2003    from 2002   performance   translation   charges     on divestments
--------------------------------------------------------------------------------------------------
Pharma                    538        (209)           67          (110)        (32)            (134)
Coatings                  386         (60)           38           (47)        (32)             (19)
Chemicals                 240          (8)           22           (13)        (32)              15
Other                    (100)        (21)           13            --         (34)
--------------------------------------------------------------------------------------------------
Akzo Nobel              1,064        (298)          140          (170)       (130)            (138)
==================================================================================================

All three groups registered a positive operational performance. At Pharma, significant cost savings and the initial payment from Pfizer for the asenapine cooperation of EUR 88 million, more than offset the drop in Remeron (R) earnings in the United States. Coatings and Chemicals clearly did better than in 2002, as a result of substantial cost savings.

Operating income disclosed as "Other" was positively influenced by lower additions to corporate provisions and some currency gains.

R&D expenses
R&D expenses were EUR 887 million, which is 6.8 percent of sales. For 2002, this was EUR 912 million and 6.5 percent, respectively. Pharma's R&D expenses as a percentage of sales were increased to 16 percent (2002: 15 percent), reflecting continuous commitment to research and development. Organon spent 19 percent of its sales on research (2002: 18 percent). For Coatings and Chemicals this ratio remained unchanged at 3 percent.

Financing Charges, net
Financing charges decreased from EUR 204 million in 2002 to EUR 166 million in 2003. This was the result of a substantial reduction of net borrowings and lower short-term interest rates. Furthermore, due to the weaker U.S. dollar, interest denominated in this currency translated into lower financing charges.

Income Taxes
The income tax charge for 2003 amounted to 28 percent, compared with 29 percent in 2002, reflecting the somewhat changed geographic distribution of the Company's results.

Earnings from Nonconsolidated Companies
Earnings from nonconsolidated companies at EUR 7 million were sharply below 2002. Methanor, Acordis, and Brazilian catalyst joint venture FCC did better, while earnings of Flexsys declined due to restructuring and antitrust charges. ECI Elektro-Chemie has been consolidated since the fourth quarter of 2002, when the Company acquired the remaining 50 percent-stake.

Restructuring and impairment charges
The restructuring and impairment charges in 2003 consists of the following elements:

----------------------------------------
Millions of euros
----------------------------------------
Asset impairments at
- Pharma                            (114)
- Coatings                            (5)
- Chemicals                          (19)
Restructurings at
- Pharma                             (40)
- Coatings                           (40)
- Chemicals                          (90)
----------------------------------------
Total                               (308)
========================================

Impairment charges at Pharma were made in the context of the reassessment and redefinition of its global business, production, and marketing strategy. The writedowns concern facilities in the United States, Japan, United Kingdom, and some other countries.

The restructuring charges consist of provisions for severance payments and other restructuring costs. At Pharma, these predominantly concern the worldwide restructurings at Organon. Coatings' charges relate to the restructuring of Transportation Coatings and cost saving measures at various other activities. At Chemicals, restructuring costs were incurred for especially Polymer Chemicals, Surface Chemistry, Base Chemicals, and Chelates.

In total, these restructurings affect 2,165 jobs worldwide.

Results on Divestments
The gain on divestments in 2003 predominantly concerned the divestment of Chemicals' property in the United Kingdom. The gain on divestments in 2002 related to the divestment of Rosemont Pharmaceuticals Ltd in the United Kingdom and several other smaller divestments.

Restructuring of Activities
Provisions for restructuring of activities comprise accruals for certain employee termination benefits and for costs which are directly associated with plans to exit specific activities, primarily related to costs associated with closing down facilities.

-------------------------------------------------------------------------------
                                               Termination     Exit       Total
Millions of euros                                 benefits    costs   provision
-------------------------------------------------------------------------------
Balance at December 31, 2001                           225      175         400
Changes in exchange rates                               (3)     (11)        (14)
Additions charged to income as restructuring
charge                                                  83       64         147
Other additions charged to income                       15        9          24
Utilization                                           (123)     (78)       (201)
                                               -----------   ------   ---------
Balance at December 31, 2002                           182      150         332
Changes in exchange rates                               (4)      (6)        (10)
Additions charged to income as
 restructuring charge                                  149       21         170
Other additions charged to income                       14        4          18
Utilization                                           (133)     (86)       (219)
Divestiture                                                      (2)         (2)
-------------------------------------------------------------------------------
Balance at December 31, 2003                           208       81         289
===============================================================================

2003 movements
For the additions charged to income reference is made to the disclosure under restructuring and impairment charges in 2003 compared to 2002. The additions to termination benefits involve approximately 2,165 jobs at various sites all over the world.

During 2003, the total amount paid and charged against the related liability amounted to EUR 133 million for termination benefits and EUR 86 million for exit costs. These payments and charges all concerned the execution of plans decided upon during 2003 and prior years.

2002 movements
For the additions charged to income reference is made to the disclosure under restructuring and impairment charges in 2002 compared to 2001. The additions to termination benefits involve approximately 1,500 jobs at various sites all over the world.

During 2002, the total amount paid and charged against the related liability amounted to EUR 123 million for termination benefits and EUR 78 million for exit costs. These payments and charges all concerned the execution of plans decided upon during 2002 and prior years.

Number of employees
The number of employees developed as follows:

--------------------------------------------------------------------
                             Restructuring/
Number of    December 31,     divestment of     Other   December 31,
employees            2003   underperformers   changes           2002
--------------------------------------------------------------------
Pharma             20,680            (1,120)      (20)        21,820
Coatings           28,740            (1,890)      840         29,790
Chemicals          14,010            (1,000)      (40)        15,050
Others              1,150               (70)                   1,220
--------------------------------------------------------------------
Akzo Nobel         64,580            (4,080)      780         67,880
====================================================================

To date, the major restructuring programs initiated in 2001 and expanded during 2002 and 2003, have resulted in a total workforce reduction by 6,280, some 10 percent of the Company's workforce.

Especially in Coatings, the Company expanded its workforce in those activities and regions where it is growing, such as China.

Sales and Operating Income by Activities
Earnings development per group was as follows.

--------------------------------------------------------------------
                                                         Operating
                                        Net sales         income
Millions of euros                      2003     2002    2003    2002
--------------------------------------------------------------------
Pharma                                3,550    4,008     538     747
Coatings                              5,233    5,521     386     446
Chemicals                             4,397    4,598     240     248
Miscellaneous products, intragroup
 deliveries, and eliminations          (129)    (125)   (100)    (79)
--------------------------------------------------------------------
Total                                13,051   14,002   1,064   1,362
====================================================================

Pharma
------------------------------------------------------------------
                 Percentage of                       Percentage of
                     net sales                           net sales
Business unit             2003   Country of origin            2003
------------------------------------------------------------------
Organon                     60   The Netherlands                30
Intervet                    27   Germany                         5
Diosynth                    13   United Kingdom                  3
                                 France                          5
                                 Other European
                                  countries                     28
                                 USA and Canada                 16
                                 Latin America                   5
                                 Asia                            6
                                 Other regions                   2
==================================================================

In 2003, our Pharma group faced a multitude of challenges. It had to absorb a strong negative impact from weaker currencies and higher pension charges. On top of that, our human healthcare unit Organon faced the loss of market exclusivity for its No. 1 drug Remeron (R) in the United States. Therefore, a new strategy was developed with priorities for a clear focus on leading positions, alliances to strengthen our growth opportunities in other areas, and aggressive cost cutting. This strategy was vigorously implemented, as was reflected by the conclusion of a major cooperation with Pfizer for asenapine-a very promising phase III drug for schizophrenia and bipolar disorders-, a revised agreement with Sanofi-Synthelabo on Arixtra (R), and a very sizeable cost reduction program. Under the circumstances, Organon turned in a satisfactory performance. Diosynth faced headwinds in third-party markets and, looking ahead, will also be impacted by the downturn at Organon. Finally, Intervet was affected by difficult market conditions, especially in the Americas.

Due to these adverse conditions, sales were down 11 percent to EUR 3.6 billion, predominantly caused by a negative currency translation impact of 9 percent. Pharma's operating income declined 28 percent to EUR 538 million. Results were impacted by the recognition of substantial restructuring and impairment charges. On the other hand, earnings benefited from substantial cost savings and were favored by the special benefit of EUR 88 million from Pfizer payment for the conclusion of the asenapine cooperation.

Sales of Organon's main products developed as follows:

------------------------------------------------------------------------
                                                     Total    Autonomous
Millions of euros                    2003 sales   change %   growth %/*/
------------------------------------------------------------------------
Remeron (R) (in the U.S.)                   208        (54)          (45)
Remeron (R) (in rest of the world)          316         20            26
Contraceptives                              517         (1)            7
Puregon (R)                                 331         (7)           (1)
Livial (R)                                  197         (5)           (1)
========================================================================

Sales for NuvaRing (R) are gathering momentum, aggregating EUR 40 million for 2003 (2002: EUR 6 million).

Toward the end of the year, the FDA issued an approvable letter for Follistim
(R)-AQ (TM} cartridge, while the Company submitted additional information for Variza (TM) to the FDA. In March 2004, the Company received an approval letter for Follistim (R)-AQ (TM) cartridge.

Early in 2004, Organon and Sanofi-Synthelabo concluded that a single management structure would strengthen the opportunities for commercial success of antithrombotic Arixtra (R) in the complex U.S. market, where 2003 sales aggregated EUR 7 million. Therefore, they agreed that Organon will transfer to Sanofi-Synthelabo its remaining rights and development obligations for Arixtra
(R) and other oligosaccharides, such as idraparinux (SanOrg 34006), in exchange for revenues based on future sales from jointly developed antithrombotic products.

Intervet felt the impact of the weaker U.S. dollar and difficult market conditions in the Americas. Performance in Europe was better.

Earnings of Diosynth are impacted by deteriorating conditions in third-party markets for both chemical and biotech products. Looking ahead, it will also face lower captive demand from Organon. To address this situation, additional restructuring programs were announced in February of 2004 affecting 350 jobs worldwide.

* Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. In this case it excludes the change in sales attributable to currency translation effects as acquisition and divestment effects are not applicable. Reference is made tot the remarks on page 4.

Coatings

--------------------------------------------------------------------------------
                               Percentage of                       Percentage of
                                   net sales                           net sales
Business unit                           2003   Country of origin            2003
--------------------------------------------------------------------------------
Decorative Coatings                       35   The Netherlands                 6
Industrial Coatings and                        Germany                         9
Finishes                                  25   Sweden                          8
Marine & Protective Coatings              16   United Kingdom                 11
Car Refinishes                            17   France                          9
Industrial Products                        7   Other European
                                                countries                     22
                                               USA and Canada                 17
                                               Latin America                   3
                                               Asia                           11
                                               Other regions                   4
================================================================================

Excluding the effect of restructuring and impairment charges, Coatings maintained its return on invested capital of approximately 20 percent, despite difficult economic circumstances, negative currency influences, and further increased pension costs. Including such restructuring and impairment charges, ROI was 18 percent. This was achieved through improvement of the business mix by divesting Impregnated Papers and some smaller noncore businesses and idle assets. We also stepped up our restructuring programs in mature markets. In total, restructurings and divestments resulted in a workforce reduction of 1,890 people, which was partially offset by headcount increases in Asia Pacific. Restriction of capital expenditures to some 90 percent of depreciation and further reduction of working capital contributed to maintaining our ROI level.

Sales of EUR 5.2 billion were 5 percent lower than in 2002. Autonomous (sales volume and price) growth of 3 percent was offset by a negative currency translation effect of 7 percent, with divestments and acquisitions, on balance leading to a 1 percent decrease, which mainly related to the divestment of Impregnated Papers.

Coatings' operating income of EUR 386 million was down 13 percent from 2002. The benefits from the aggressive restructuring programs did not offset the negative impact from weaker key currencies and higher pension charges and additional restructuring charges.

Conditions for decorative coatings in Europe were tough, especially in the retail sector. The decorative coatings business in emerging markets continued to expand. The industrial part of our portfolio held up reasonably well, not only our star performer Marine & Protective Coatings but also the wood and coil coatings activities of Industrial Finishes, and Powder Coatings. Market conditions for Car Refinishes remained very competitive and pressure on volumes continued.

We continue to grow in Asia Pacific, which now represents 14 percent of worldwide Coatings sales (by country of destination). In 2003, we opened a powder coatings facility in Vietnam and a nonstick coatings facility in Dongguan City, China, and announced the investment in a decorative coatings facility in Suzhou, China. In addition, two wood coatings facilities will come on stream in the first half of 2004. Furthermore, we acquired full ownership of our powder coatings activities in South Korea and decided to set up our own marketing and sales company for marine and protective coatings in Japan.

In the coming years our main challenge will be a balancing act between continued restructuring in mature markets and accelerated growth in emerging markets.

Chemicals

--------------------------------------------------------------------------------
                            Percentage                                Percentage
                          of net sales                              of net sales
Business unit                     2003   Country of origin                  2003
--------------------------------------------------------------------------------
Pulp and Paper Chemicals            19   The Netherlands                      27
Functional Chemicals                17   Germany                              10
Surface Chemistry                   17   Sweden                               15
Polymer Chemicals                   10   UK                                    3
Base Chemicals                      12   Other European countries              9
Resins                               8   USA and Canada                       27
Catalysts                            7   Latin America                         3
Salt                                 6   Asia                                  5
Energy                               4   Other regions                         1
================================================================================

Despite very difficult market conditions in the chemical industry, Akzo Nobel Chemicals was able to turn in a satisfactory performance, as a result of its forceful restructuring programs throughout the group. In 2003, the workforce was reduced by 1,000 people, and several of the programs continue into 2004.

Overall, Chemicals' sales of EUR 4.4 billion were down 4 percent from 2002. Autonomous (volume and price) growth was 1 percent, while currency translation had a negative impact of 7 percent. Acquisitions and divestments, on balance, added 2 percent.

Operating income decreased 3 percent to EUR 240 million. Benefits from the restructuring programs and autonomous growth did not offset the impact of lower exchange rates for key currencies, weak economic conditions, higher pension costs, and somewhat higher raw material and energy prices.

Catalysts again achieved a strong performance, while Base Chemicals benefited from the acquisition of ECI Elektro-Chemie. Pulp & Paper Chemicals did better as a result of cost-saving measures. Polymer Chemicals and Surface Chemistry remained under pressure from soft market conditions.

In September, we announced our intention to sell our Catalysts, Phosphorus Chemicals, and Coating Resins businesses in order to create room to maneuver and further improve the Company's balance sheet. We are reassessing the portfolio with the aim of focusing on fewer activities so that we can concentrate our resources on those markets where we have leadership positions on a regional and increasingly global scale. The aforementioned three businesses are solid and profitable, together representing EUR 0.8 billion in consolidated sales. On April 19, 2004, Akzo Nobel has received an offer from Albemarle Corporation for the sale of its Catalysts business for EUR 625 million, free of cash and debt. Closing of the transaction is expected to be in the second quarter of 2004. In the course of 2004, we expect divestment proceeds for the other two businesses that also reflect their value. It should be noted that after the actual divestments have been made that sales and operating income of Chemicals and also of the Company will decrease, as these activities no longer will be consolidated.

We will continue to invest, both through organic growth and carefully selected acquisitions, in profitable and leadership positions. Three significant projects came on stream: a major expansion of our chlor-alkali plant in Rotterdam, expansion of ethylene amines production in Sweden, and a grass-root quat plant in Singapore. To meet growing demand from the rapidly expanding South American pulp and paper industry, an investment in a "Chemical Island" at the new Veracel pulp mill in Brazil was approved. Additionally, further chlor-alkali expansion in Rotterdam (although at present still subject to EU-approval of a grant) and an increase in salt capacity in Hengelo, the Netherlands, will go ahead.

2003 saw one selective acquisition, CIRS SpA (Italy), an antifouling/suspending agent producer for the polymer industry.

Geographic Developments

--------------------------------------------------------------------------------------------------
                                  Net sales,        Net sales,       Operating       Identifiable
                                by destination      by origin         income            assets
Millions of euros                2003     2002     2003     2002    2003    2002     2003     2002
--------------------------------------------------------------------------------------------------
The Netherlands                   825      816    2,546    2,662     171     179    2,942    2,618
Germany                         1,147    1,084    1,088    1,051      73      34      798      819
Sweden                            510      517    1,102    1,184      66      95      773      798
United Kingdom                    840      963      798      911    (118)    (16)     913    1,134
Other European countries        3,963    3,951    3,100    3,016     509     591    2,074    2,210
USA and Canada                  2,944    3,723    2,604    3,318      94     100    2,014    2,772
Latin America                     704      767      470      506      60      96      400      424
Asia                            1,453    1,513    1,022    1,064     125     140      848      838
Other regions                     665      668      321      290      59      52      302      306
Results on divestments                                                25      91
Eliminations, cash and
 cash equivalents, and
 nonconsolidated companies,
 net                                                                                  890      870
--------------------------------------------------------------------------------------------------
Total                          13,051   14,002   13,051   14,002   1,064   1,362   11,954   12,789
==================================================================================================

Sales and earnings in 2003 were affected by the generally soft economic conditions and the weakening of key foreign currencies relative to the euro, mainly concerning the U.S. dollar, the pound sterling, the Brazilian real, and various Asian currencies.

Sales in Germany increased due to the acquisition of the remaining 50 percent of ECI Elektro-Chemie. In the United States, Pharma's sales of Remeron (R) were affected by generic competition in 2003. Both Coatings' and Chemicals' activities clearly grew in China.

In 2003, operating income in Germany was not only higher due to the higher sales levels, but also due to lower restructuring charges. Earnings in Sweden declined due to higher restructuring costs. In the United Kingdom, 2003 results were under pressure from higher pension costs. The downturn in the Other European countries mainly stems from lower Pharma earnings.

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

Sales, Costs and Income

                                         Condensed statement of income
Millions of euros                                        2002      2001*
------------------------------------------------------------------------
Net sales                                              14,002     14,110
Cost of sales                                          (7,301)    (7,393)
                                                       ------     ------
Gross margin                                            6,701      6,717
Selling, R&D, and G&A expenses, other results          (5,194)    (5,127)
Restructuring and impairment charges                     (236)      (494)
Results on divestments                                     91        102
                                                       ------     ------
Operating income                                        1,362      1,198
Financing charges, net                                   (204)      (257)
                                                       ------     ------
Operating income less financing charges                 1,158        941
Income taxes                                             (335)      (294)
                                                       ------     ------
Earnings of consolidated companies after taxes            823        647
Earnings from nonconsolidated companies                    30         55
                                                       ------     ------
Earnings before minority interest                         853        702
Minority interest                                         (35)       (31)
                                                       ------     ------
Net income                                                818        671
                                                       ======     ======

* The statement of income for 2001 has been restated. Extraordinary results on divestments now are reported under Results on Divestments included in Operating Income.

Sales
Net sales in 2002 aggregated EUR 14.0 billion, 1 percent down on previous year. Autonomous growth was 3 percent, with 2 percent stemming from volume growth and 1 percent from higher selling prices. All groups received autonomous (sales volume and price) growth. The negative currency translation impact of 3 percent predominantly related to the weakening of the U.S. dollar, the Brazilian real, and various Asian currencies. Acquisitions added 2 percent, while divestments reduced sales with 3 percent. Acquisitions mainly concerned Ferro's powder coatings business and Crompton's Industrial Specialties, while divestments mainly related to the Diagnostics activities and Printing Inks.

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

Operating Income
Operating income increased 14 percent, from EUR 1,198 million to EUR 1,362 million, of which EUR 258 million was attributable to lower restructuring and impairment charges. The operational activities of Coatings and Chemicals did better than in 2001, aided by cost savings of EUR 65 million realized during 2002. The latter earnings increase however, was more than offset by EUR 80 million higher pension costs, negative currency translation effects of EUR 80 million, and lower Pharma earnings.

Restructuring and Impairment Charges
Restructuring and impairment charges in 2002 consists of the following elements:

------------------------------------------------------------
Millions of euros
------------------------------------------------------------
Asset impairments and restructurings at
- Pharma                                                (111)
- Coatings                                               (26)
- Chemicals                                              (99)
------------------------------------------------------------
Total                                                   (236)
============================================================

The restructuring and impairment charges mainly relate to the Company's extended restructuring plans at all three groups, which affect 1,500 additional jobs worldwide. No charge has been recognized for the additional global cost-saving plans at Pharma, as the details had not yet been completed in 2002. The restructuring and impairment charges consist of provisions for severance payments and other restructuring costs as well as asset write-downs.

Pharma's items include a write-down of EUR 67 million for the gepirone ER (Variza (R)) know-how intangible asset. In view of the developments in 2002, the chances of success have been reviewed. Although the Company has good hopes for the future of this product, it still decided (also for prudence reasons) to write down this intangible asset, in accordance with the accounting standards.

Results on Divestments
The gain on divestments in 2002 concerns the divestment of Rosemont Pharmaceuticals Ltd in the United Kingdom and several other smaller divestments. In 2001, it mainly related to the divestment of the Diagnostics activities and the Printing Inks business

Financing Charges, net
Financing charges decreased from EUR 257 million in 2001 to EUR 204 million in 2002. This was the result of a substantial reduction of net borrowings and lower short-term interest rates. Furthermore, due to the weaker U.S. dollar, interest denominated in this currency translated into lower financing charges.

Income Taxes
The income tax charge for 2002 amounted to 29 percent, compared with 31 percent in 2001, reflecting changes in the geographic distribution of the Company's results.

Earnings from Nonconsolidated Companies
Earnings from nonconsolidated companies decreased from EUR 55 million to EUR 30 million. Earnings for Acordis, Flexsys and Methanor were principally responsible for the decline.

Sales and Operating Income by Activities

Earnings development per group was as follows.

--------------------------------------------------------------------
                                         Net sales       Operating
                                                          income
Millions of euros                      2002     2001    2002    2001
--------------------------------------------------------------------
Pharma                                4,008    4,044     747     869
Coatings                              5,521    5,591     446     223
Chemicals                             4,598    4,604     248     122
Miscellaneous products, intragroup
 deliveries, and eliminations          (125)    (129)    (79)    (16)
--------------------------------------------------------------------
Total                                14,002   14,110   1,362   1,198
====================================================================

Pharma

--------------------------------------------------------------------------------
                            Percentage                                Percentage
                          of net sales                              of net sales
Business unit                     2002   Country of origin                  2002
--------------------------------------------------------------------------------
Organon                             62   The Netherlands                      27
Intervet                            26   Germany                               5
Diosynth                            12   United Kingdom                        4
                                         France                                4
                                         Other European countries             24
                                         USA and Canada                       24
                                         Latin America                         5
                                         Asia                                  6
                                         Other regions                         1
================================================================================

In 2002, Pharma's sales ended at EUR 4.0 billion, a slight decrease on 2001. Autonomous growth of 6 percent was offset by a 4 percent negative currency impact and a 3 percent negative influence of acquisitions and divestments.

Pharma's operating income decreased 14 percent, ending at EUR 747 million. Diosynth achieved a strong performance in 2002, but Organon and Intervet are under pressure. Furthermore, 2001 earnings included the gain on the divestment of the Diagnostics activities.

During 2002, competition from companies that produce generic drugs became more aggressive, which extended into 2003. Also the economic situation in Latin America and elsewhere contributed to the turbulent and complex business situation. The weaker U.S. dollar and other key currencies had a growing impact on Pharma's earnings as compared to 2001. Also higher pension costs had a strong impact on earnings.

In 2002, the Company significantly increased R&D spending from 13 percent to 15 percent of sales, and invested in the launch of two new products, the antithrombotic Arixtra (R) and the contraceptive ring NuvaRing (R). At the same time, cost savings were actively pursued to protect margins.

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

Coatings

--------------------------------------------------------------------------------
                            Percentage                                Percentage
                          of net sales                              of net sales
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
================================================================================

Sales of EUR 5.5 billion were basically flat, compared to 2001. Autonomous (sales volume and price) growth of 3 percent was offset by a negative currency translation effect of also 3 percent.

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

Coatings' operating income of EUR 446 million was up 100 percent from 2001, especially due to lower restructuring charges.

Excluding the effects of restructuring and impairment charges, earnings of Decorative Coatings' were significantly up, mainly attributable to cost savings and higher margins. The business in Turkey did better compared to 2001, but remains vulnerable. Earnings of the industrial activities improved, although in general the business climate remains weak, especially in Europe. Marine & Protective Coatings turned in an excellent performance, particularly in Asia. Car Refinishes achieved a stable performance in the face of deteriorating market conditions.

In 2002, we continued our selective bolt-on acquisition strategy. By acquiring the Ferro Powder Coatings activities in the Americas, the Company was able to resolve a major strategic gap. Moreover, it fortified its global leadership position in powder coatings with the Ferro businesses in Korea and China, the formation of a 50 percent joint venture in Mexico, and the expansion of the powder coatings activities in Italy. Further bolt-on acquisitions concerned the Awlgrip
(R) marine and aerospace coatings businesses, the high performance specialty paint businesses of Plascon, United Kingdom, car paints distributors in France and Finland, several decorative paint distributors in Germany, Switzerland, and the Benelux, and the increase of our shareholding in the Greek decorative coatings joint venture Vivechrom to 76 percent. Coatings also strengthened its position in the Korean marine coatings market by acquiring the Chilseo manufacturing site and at the same time increasing our shareholding in the marine coatings joint venture IPK to 60 percent.

Chemicals

------------------------------------------------------------------------------------------
                                      Percentage                                Percentage
                                    of net sales                              of net sales
Business unit                               2002   Country of origin                  2002
------------------------------------------------------------------------------------------
Pulp and Paper Chemicals                      20   The Netherlands                      28
Functional Chemicals                          16   Germany                               8
Surface Chemistry                             15   Sweden                               16
Polymer Chemicals                             11   UK                                    3
Base Chemicals                                10   Other European countries              6
Resins                                         8   USA and Canada                       29
Catalysts                                      8   Latin America                         3
Salt                                           3   Asia                                  6
Plastics and Processing Additives              6   Other regions                         1
Energy                                         3
==========================================================================================

Overall, Chemicals' sales of EUR 4.6 billion were flat compared to 2001. Autonomous (sales volume and price) growth was 2 percent, while currency translation had a negative impact of 3 percent. Operating income in 2002 of EUR 248 million more than double on 2001, mainly due to significantly lower restructuring and impairment charges. Further, benefits from the restructuring programs and lower raw material prices were offset by the impact of the weak economic conditions, lower exchange rates for key currencies, and higher pension costs. Return on investment improved as a result of Chemicals' tight capital management through control over working capital and lower capital expenditures.

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

Excluding the effect from restructuring and impairment charges, Catalysts turned in a substantially improved performance, reaping benefits from cost savings and an improved product portfolio. Functional Chemicals benefited from lower raw material prices. Base Chemicals and Salt also did better. At Pulp & Paper Chemicals, results remained under pressure, mainly in the United States. Polymer Chemicals and Surface Chemistry also suffered from weak market conditions.

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

Geographic Developments

----------------------------------------------------------------------------------------------------------
                                Net sales,          Net sales,
                             by destination         by origin       Operating income   Identifiable assets
Millions of euros              2002      2001      2002      2001      2002      2001       2002      2001
----------------------------------------------------------------------------------------------------------
The Netherlands                 816       720     2,662     2,533       179       102      2,618     2,595
Germany                       1,084     1,052     1,051     1,070        34        12        819       931
Sweden                          517       512     1,184     1,088        95        72        798       831
United Kingdom                  963     1,036       911       924       (16)      (47)     1,134     1,365
Other European countries      3,951     3,964     3,016     3,266       591       641      2,210     1,842
USA and Canada                3,723     3,802     3,318     3,263       100       130      2,772     3,090
Latin America                   767       917       506       660        96        78        424       589
Asia                          1,513     1,429     1,064     1,039       140        66        838       859
Other regions                   668       678       290       267        52        42        306       345
Results on divestments                                                   91       102
Eliminations, cash and
 cash equivalents, and
 nonconsolidated
 companies, net                                                                              870       478
----------------------------------------------------------------------------------------------------------
Total                        14,002    14,110    14,002    14,110     1,362     1,198     12,789    12,925
==========================================================================================================

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

Excluding the effects of the significantly lower restructuring and impairment charges in 2002 when compared to 2001, development of earnings more or less shows the same picture as sales, except for The Netherlands, where operating income was down despite higher sales, due to higher pension costs and lower Coatings' operating income earnings. The downturn in the Other European Countries mainly stems from lower Pharma earnings.

LIQUIDITY AND CAPITAL RESOURCES

To Akzo Nobel's knowledge, and other than as disclosed herein, there are no trends or any demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material change in Akzo Nobel's liquidity. As of the date of this Annual Report, Akzo Nobel has no material commitments for capital expenditures other than arising from the normal course of business, and other than as disclosed herein, and, to the knowledge of Akzo Nobel, there are no material trends, favorable or unfavorable, in Akzo Nobel's capital resources. Akzo Nobel believes that its capital resources and funds generated by operations will be sufficient to satisfy future capital expenditures and other commitments in connection with its ongoing business. Akzo Nobel may, however, utilize other sources of funding, from time to time, as and when appropriate. For refinancing part of our short-term borrowings and expiring long-term borrowings, in June 2003 a EUR 750 million public bond was sold, maturing in 2011.

Condensed Statement of Cash Flows

--------------------------------------------------------------------------
Millions of euros                               2003       2002       2001
--------------------------------------------------------------------------
Cash inflow from operations                    1,516      1,431      1,578
Working capital (decrease) / increase           (119)       117       (141)
                                            --------   --------   --------
Net cash provided by operating activities      1,397      1,548      1,437
Investments in noncurrent assets                (631)      (749)      (910)
Net cash effect of acquisitions                 (101)      (257)      (314)
Proceeds from divestments/redemptions            281        227        478
                                            --------   --------   --------
Net cash used in investing activities           (451)      (779)      (746)
Cash dividends paid                             (370)      (363)      (376)
Purchase of shares                                --         (6)       (10)
Issuance of shares                                            4          3
Net (redemption) / increase of borrowings       (342)      (290)      (265)
                                            --------   --------   --------
Net cash (used for) / generated by
 financing activities                           (712)      (655)      (648)
Effect of exchange rate changes on cash
 and cash equivalents                            (27)       (49)        (4)
--------------------------------------------------------------------------
Change in cash and cash equivalents              207         65         39
==========================================================================

Net cash provided by operating activities amounted to EUR 1.4 billion in 2003, EUR 1.5 billion in 2002 and EUR 1.4 billion in 2001. The decrease from 2003 on 2002 was mainly due to the increase in working capital, which was caused by inventory build-up at Pharma.

Net cash used in investing activities amounted to EUR 0.5 billion in 2003, EUR
0.8 billion in 2002 and EUR 0.7 billion in 2001. In 2003, acquisition expenditures mainly related to payments for CIRS and the final settlement for the acquisitions of ECI Elektro-Chemie and Crompton's Industrial Specialties, made in 2002. Proceeds from divestments principally related to the sale of Impregnated Papers and idle properties.

Net cash used for financing activities was principally the net effect of the EUR 750 million public bond sold in June 2003 and the redemption of borrowings. Of this bond, EUR 650 million was swapped into floating EURIBOR-related interest liabilities.

After the placement of this bond, the Company only made limited use of the money market, including the Euro and U.S. commercial paper markets for short-term funding requirements.

Akzo Nobel has a U.S. commercial paper program of USD 1.0 billion and a euro commercial paper program of EUR 1.5 billion. At December 31, 2003, these commercial paper programs were not used.

In November 2003, the Company entered into a five-year revolving committed credit facility with a syndicate of relationship banks for an amount of EUR 1.5 billion. This facility can be used for general corporate financing purpose and supports our Commercial Paper programs in the euro-market and in the United States. It replaced the USD 1.0 billion credit facilities and EUR 1.0 billion backup facility, which expired in the fourth quarter of 2003. During 2003, none of the facilities were used.

At present the Company's long-term credit rating from Standard & Poors is A-with a short-term rating of A-2. The current long-term credit rating from Moody's is A3 and their short-term rating is P-2. All ratings mentioned have a so-called "negative outlook" to them.

The present rating is 3 notches above the so-called high yield-zone. However, if the Company's rating due to whatever circumstances, would approach or enter the high-yield zone, this will not only result in increased financing cost for the Company but could also reduce the availability of credit, especially at commercially acceptable rates.

It should be noted, however, that the Company's present loan documentation does not include any rating covenants.

A security rating is not a recommendation to buy, sell of hold securities. The rating may be subject to revision or withdrawal at any time by the rating organization. Each rating should be valued independently of any other rating.

At December 31, 2003, the Company had a cash position of EUR 0.7 billion, which was freely available in full.

As a consequence of our debt reduction programs, net interest-bearing borrowings were down EUR 0.8 billion to EUR 2.4 billion.

Equity increased EUR 0.4 billion, reflecting the EUR 0.3 billion after-tax decrease of the minimum pension liability and 2003 income, partially offset by dividends paid and negative currency translation effects.

Year-end gearing* improved from 1.46 to 0.92 at December 31, 2003.

Contractual obligations

The following table summarizes our principal contractual obligations at December 31, 2003.

------------------------------------------------------------------------------------------------------
Contractual obligations                                             Payments due by period
Millions of euros                                        Less than 1        1-3        4-5     After 5
                                                  Total         year      years      years       years
------------------------------------------------------------------------------------------------------
Long-term debt and capital lease obligations**    2,717           40        290        612       1,775
Operating leases and other commitments              504          153        188         79          84
Commitments for raw materials and services        1,453          758        437        234          24
Commitments for capital expenditures                 80           72          8
------------------------------------------------------------------------------------------------------
Total Contractual Obligations                     4,754        1,023        923        925       1,883
======================================================================================================

*  Net interest-bearing borrowings divided by equity.

** Of which capital leases total EUR 104 million.

All purchase commitments for raw materials and services are in the ordinary course of business.

Guarantees related to nonconsolidated companies totaled EUR 9 million (at December 31, 2002: EUR 9 million). As general partners in several partnerships, Akzo Nobel companies are liable for obligations incurred by these partnerships. At December 31, 2003, the risk ensuing from these liabilities was EUR 139 million (at December 31, 2002: EUR 159 million).

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

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and development spending amounted to EUR 847 million in 2001, EUR 912 million in 2002, and EUR 887 million in 2003. The Company's research and development policies are specific to each of its three groups. For additional information regarding the Company's research and development policies for the last three years, see Item 4 "Information on the Company" under B. Business Overview.

CRITICAL ACCOUNTING POLICIES

For the financial years up to and including 2003, Akzo Nobel has presented its financial statements on a basis consistent with generally accepted accounting principles in The Netherlands ("NL GAAP"). The preparation of Akzo Nobel's financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent liabilities at the date of our financial statements. The policies that management considers to be most important to the presentation of Akzo Nobel's financial condition and results of operations and to require the most significant demands on management's judgments and estimates about matters that are inherently uncertain are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Akzo Nobel believes that of its significant accounting policies (see Note 2 to the consolidated financial statements), the following may involve a higher degree of judgment and complexity, which in turn could materially affect net income and the balance sheet if various assumptions were changed significantly.

A complete description of Akzo Nobel's accounting policies appears on pages 123 through 127 of this Report - Summary of Significant Accounting Policies Used in Preparing the Consolidated Financial Statements ("Accounting Policies").

Impairment

The Company reviews long-lived assets for impairment when events or circumstances indicate carrying amounts may not be recoverable. Assets subject to this review include intangible and tangible fixed assets.

In determining impairments of intangible and tangible fixed assets, management must make significant judgments and estimates to determine if the cash flows generated by those assets are less than their carrying value. Determining cash flows requires the use of judgments and estimates that have been included in the Company's strategic plans and long-range planning forecasts. The data necessary for the execution of the impairment tests are based on management estimates of future cash flows, which require estimating revenue growth rates and profit margins. Assets (except for goodwill) are written down to their fair value. The fair value of impaired assets is determined by taking into account these estimated cash flows and using a net present value technique based on discounting these cash flows with business specific discount rates.

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

The Company has recorded a valuation allowance of EUR 40 million as of December 31, 2003, based on estimates of taxable income by jurisdiction in which the Company operates and the period over which deferred tax assets are recoverable. In the event actual results differ from these estimates in future periods, and depending on the tax strategies that the Company may be able to implement, changes to the valuation allowance could be required, which could impact our financial position and results of operations.

Provisions

By their nature, provisions for contingent liabilities are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates as to the outcome and the amount of the potential cost of resolution. Contingent liabilities are recognized by a charge against income when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The low end of the range is accrued for costs of future liabilities that may ultimately arise when such a range of possible loss is known.

Contingent liabilities and provisioning for environmental matters, antitrust cases, other litigation (including Remeron (R) cases), and tax disputes are discussed in Note 14 - Commitments and Contingent Liabilities of the Notes to the Consolidated Financial Statements of Akzo Nobel. For provisions for environmental matters such estimates are based on the nature and seriousness of the contamination as well as on the technology required for cleanup. The provision for antitrust cases is based on an estimate of the costs, fines and civil damages, taking into account legal advice and the current facts and circumstances. Provisions for other litigation and tax disputes are also based on an estimate of the costs, taking into account legal advice and information currently available.

Should the actual outcome differ from the assumptions and estimates, revisions to the estimated provisions would be required, which could impact our financial position and results of operations.

Accounting for pensions and other postretirement benefits

Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee's approximate service period, based on the terms of the plans and the investment and funding decisions made by the Company. The accounting requires management to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, and future healthcare costs. Periodically management consults with outside actuaries regarding these assumptions. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. The Company's policies and key assumptions are included in Note 12 under Pensions and Postretirement Benefits other than Pensions of the Notes to the Consolidated Financial Statements of Akzo Nobel.

NEW ACCOUNTING PRONOUNCEMENTS

NL GAAP

Implementation of International Financial Reporting Standards
In June 2002, the European Commission decided that all listed companies in the EU should apply International Financial Reporting Standards (IFRS) in their financial statements from 2005 onwards. As a consequence, Akzo Nobel will report in accordance with IFRS starting with the Report for the First Quarter of 2005. To be well prepared in time, the Company started an implementation project in the fourth quarter of 2002. A project team has since identified the differences between Akzo Nobel's current accounting practices and IFRS. These differences not only concern accounting policies, but also additional disclosures in the notes to the financial statements. During 2004, necessary changes in financial reporting and consolidation systems will be made and the comparative 2003 and 2004 (quarterly) statement of income and balance sheet figures will be restated. Furthermore, the external communication approach will be worked out, aiming at timely informing interested external parties of the impact of IFRS on Akzo Nobel's financial statements. So far the implementation project has progressed according to plan.

US GAAP

The FASB issued several pronouncements of which the following are applicable to the Company.

In June 2001, Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143) was issued. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. SFAS No. 143 did not have a material impact on the Company's financial statements.

In April 2002, Statement of Financial Accounting Standards No. 145, Rescission of Statements of Financial Accounting Standards No. 4, 44 and 64, Amendment of Statement of Financial Accounting Standard No. 13, and Technical Corrections (SFAS No. 145) was issued. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 did not have a material effect on the Company's financial statements.

In June 2002, Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146) was issued. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company adopted the provisions of SFAS No. 146 as of January 1, 2003.

In November 2002 the FASB issued FASB Interpretation No. 45 Guarantor's accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation requires a guarantee to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This requirement applies to guarantees issued or modified after December 31, 2002 that have any of the following characteristics:
a. contracts that contingently require the Company to make payments to the guaranteed party based on changes in an underlying variable that is related to an asset, a liability or an equity security of the guaranteed party;
b. contracts that contingently require the Company to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement (performance guarantees);
c. indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes in an underlying variable that is related to an asset, a liability, or an equity security of that party;
d. indirect guarantees of the indebtedness of others.
Certain types of guarantees including warranties, guarantees of a subsidiary debt and guarantees that represent contingent consideration in a business combination are exempted from the initial recognitions and measurement provisions (recognition of the liability based on the fair value of the guarantee obligation) of the Interpretation.

The Interpretation also expands the disclosure requirements for all outstanding guarantees. The expanded disclosure requirements were implemented in the Annual Report 2002. The standard had no material impact on the Company's financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 Consolidation of Variable Interest Entities followed by a revised Interpretation in December 2003. This Interpretation of Accounting Research Bulletin No. 51 Consolidated Financial Statements addresses the consolidation of entities which have one or more of the following characteristics:
a. the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity;
b. the equity investors lack one or more of the following essential characteristics of a controlling financial interest:
   1. the direct or indirect ability to make decisions about the entity's activities through voting or similar rights;
   2. the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities;
   3. the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.
c. the equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.
The Interpretation is applicable to variable-interest entities created or modified after January 31, 2003, and for special-purpose entities existing on December 31, 2003. For all other entities with variable interests, the Interpretation must be applied not later than December 31, 2004.

After January 31, 2003, no variable-interest entities were created or modified. The Interpretation had no impact for special-purpose entities existing on December 31, 2003. The Company has not yet determined the impact of the Interpretation for other variable-interest entities.

In April 2003 the FASB issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement mainly amends Statement 133 in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of 'an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors', the meaning of 'underlying', and the characteristics of a derivative that contains financing components. The application of this Statement had no effect on the Company's financial statements.

In May 2003, EITF Issue No. 00-21 Revenue Arrangements with Multiple Deliverables became effective and is applicable to revenue arrangements entered into from the third quarter of 2003 onwards. It requires the Company to divide such arrangements into separate units of accounting if certain criteria are met and prescribes that the arrangement consideration be allocated to the separate units of accounting and that revenue be recognized in accordance with the applicable revenue recognition criteria that are applicable to the separate units of accounting. The most important revenue arrangements with multiple deliverables is the Company's contract with Pfizer on the codevelopment and comarketing of asenapine, concluded in December 2003. As a consequence, the initial payment of EUR 88 mln received from Pfizer could not be recognized as revenue immediately but has to be deferred and recognized in future as the Company provides the continuing services required under the agreement.

In May 2003 the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement requires the Company to classify the following instruments as liabilities:
a. a financial instrument issued by the Company in the form of shares that is mandatorily redeemable and that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur;
b. a financial instrument issued by the Company, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer's equity shares that is to be physically settled or net cash settled);
c. a financial instrument issued by the Company that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:
   1. a fixed monetary amount known at inception, for example a payable settleable with a variable number of the issuer's equity shares;
   2. variations in something other than the fair value of the issuer's equity shares, for example a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer's equity shares;
   3. variations inversely related to changes in the fair value of the issuer's equity shares, for example a written put option that could be net share settled.
The Company has reviewed its issued financial instruments and has concluded that the accounting for such financial instruments is not affected by Statement 150.

In January 2004, FASB Staff Position 106-1 Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was posted. The Company has opted for the one-time election to defer accounting for the economic effects of the new Medicare Act and accordingly discloses that the new Medicare Act was enacted in December 2003. The effects of this Act in as far as related to measurement of the accumulated postretirement benefit obligation or the net periodic postretirement benefit cost are reflected. Specific authoritative guidance on accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information.

FORWARD LOOKING STATEMENT ON 2004

In 2003, the Company had to absorb the impact of the loss of the Remeron (R) market exclusivity in the United States, substantial negative currency translation effects, and increased pension charges. That all occurred in a generally weak economic environment. Our answer was a clear focus on cost and cash. Restructuring programs resulted in a substantial workforce reduction and our balance sheet strengthened significantly. We also developed a new Pharma strategy with priorities on focus, alliances, and costs. Delivering on this strategy, we concluded a major transaction on our very promising asenapine with Pfizer, which resulted in a special benefit of EUR 88 million at the end of 2003.

In 2004, the Company will be impacted by substantial additional sales losses for Remeron (R). Given the present currency exchange rates, the Company will be facing headwinds from negative currency translation effects, as almost two thirds of our sales is generated outside the euro zone. On a more positive note, we will benefit from our aggressive restructuring programs in all three groups and some EUR 50 million lower pension charges. The macroeconomic environment is also expected to improve somewhat.

On balance we expect net income, excluding restructuring and impairment charges and results on divestments, to be below 2003. This outlook is based on our present portfolio of activities, and therefore excludes effects of the planned Chemicals' divestments. In addition, it is based on 2003 earnings excluding the special benefit from the asenapine cooperation.

In 2004, our focus will remain on cost to protect our earnings. At the same time, through the Chemicals' divestment program we are creating room to maneuver for growth opportunities in attractive strategic priority areas. We will continue to manage our funds in a highly disciplined manner and expect capital expenditures in the order of magnitude of EUR 650 million. Furthermore, we will continue to screen our activities and upgrade our portfolio based on value creation.

Given the divestment plans in Chemicals, we anticipate that no additional funds will have to be raised for ongoing operations. Excluding acquisitions and divestments, the number of employees is expected to decrease due to the implementation of restructuring programs at all groups, while it will expand from investments in growth in strategic priority areas.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Corporate governance

Akzo Nobel is a public limited liability company (Naamloze Vennootschap) established under the laws of the Netherlands. Its common shares are listed on Euronext Amsterdam and quoted on NASDAQ in the form of American Depositary Shares (ADSs).

Akzo Nobel N.V.'s management and supervision structure is organized in a so-called two-tier system, comprising a Board of Management, solely composed of executive directors, and a Supervisory Board, solely composed of non-executive directors. The two Boards are independent of each other.

The Board of Management is entrusted with the management of the Company and defines the strategic direction, establishes the policies, and manages the Company's day-to-day operations. The Supervisory Board is entrusted with supervision over the policies adopted by the Board of Management and the way business is conducted. The Supervisory Board is responsible for providing management continuity and renders advice to the Board of Management. Both Boards conduct their duties in the interest of the Company and its businesses.

Based on the requirements of the Civil Code of the Netherlands, the Company's Articles of Association, and the rules and regulations applicable to companies listed on Euronext Amsterdam and NASDAQ, Akzo Nobel's corporate governance is complemented by several internal procedures to ensure compliance with laws and regulations applicable to its status as a listed company. These procedures include a risk management system as well as a system of assurance of compliance with applicable governmental rules and internal company procedures, as substantiated by a Letter of Representation signed by corporate officers, business managers, and directors of operating companies.

Processes, systems, rules, and procedures designed to promote good corporate governance only tell part of the story. A strong ethical code followed by people committed to individual and corporate integrity is the foundation of good corporate governance. Akzo Nobel's Company Statement and Business Principles set out the Company's position. They are to guide all our employees in their daily work. The Business Principles are set forth below.

A complaints procedure enables employees to file complaints on practices violating Business Principles; Human Resources, HSE and Security Policy statements; and Corporate Directives. This procedure has taken effect as of February 1, 2004.

Corporate Governance Developments
Public debate about the role and behavior of public companies has placed new emphasis on the position, powers, and responsibilities of the Board of Management and the Supervisory Board, its Committees, institutional investors, and the General Meeting of Shareholders.

Pursuant to the U.S. Sarbanes-Oxley Act, Akzo Nobel has revised its procedures for internal and disclosure controls and auditor independence. A Disclosure Committee has been formed, which is responsible for developing and supervising the procedures that ensure adequate and timely disclosure of financial and nonfinancial information. The Disclosure Committee consists of the CFO, the Senior Vice

President Finance, the General Counsel, the Directors of Corporate Control and Internal Audit, and the Secretary of the Board of Management.

The internal procedure to assure an effective operating system of internal controls for financial reporting has also been revised. The 20-F filing to the SEC for the years 2002 and 2003 are accompanied by CEO and CFO certificates. To support these certificates, in addition to the independent review and evaluation performed by the CEO and CFO, senior managers and controllers signed backup certificates and confirmed their Letters of Representation.

In the Netherlands, the debate on corporate governance has resulted in the publication on December 9, 2003, of a new Corporate Governance Code (Tabaksblat
Code). Akzo Nobel has reviewed the Code and agrees both with the general approach and with the vast majority of its principles and best practice provisions. To the extent it is of the opinion that its corporate governance policy warrants deviation from the Code, it shall explain such deviations in the chapter on Corporate Governance in the 2004 Annual Report in accordance with the procedure advised by the Tabaksblat Committee.

The Rules of procedure for the Supervisory Board provide for both its members and the members of the Board of Management, that related party transactions are subject to the relevant provisions of the Dutch Corporate Governance Code 2004 and the rules of any exchanges on which the company's securities are listed, i.e. Euronext Amsterdam and NASDAQ. This requires that the members to which these rules apply cannot vote on those transactions in which they have a material interest. In addition, the compensation of the members of the Supervisory Board is established by the General Meeting of Shareholders and that of the members of the Board of Management by the Supervisory Board.

Supervisory Board

Appointment
The members of the Supervisory Board are appointed by the General Meeting of Shareholders on the nomination by the Meeting of Holders of Priority Shares. At least two persons must be nominated for each vacancy. As a general rule, based on the mandatory rotation schedule, a member's tenure is four years. Members are eligible for reelection twice. A member is only eligible for re-election if he/she is less than 70 years old. The number of members of the Supervisory Board is fixed by the General Meeting of Shareholders on the proposal of the Meeting of Holders of Priority Shares.

The Meeting of Holders of Priority Shares has the exclusive right to draw up binding lists of nominees for appointment to the Supervisory Board of the Company. If less than half the subscribed capital is present, a two-thirds majority of the votes cast is required in order for the General Meeting of Shareholders to adopt a resolution to remove a member of the Supervisory Board, unless such removal is proposed by the Supervisory Board itself.

The nominees to fill any vacancies in the Supervisory Board shall be selected by the Meeting of Holders of Priority Shares within three months following the date on which the Board of Management by registered letter invites the Meeting of Holders of Priority Shares to do so. If the nominees have not been selected by the Meeting of Holders of Priority Shares within such period, the General Meeting of Shareholders shall be free to nominate and appoint members to the Supervisory Board. Nominees for any one vacancy may not at the same meeting be nominated to fill any other vacancy.

     The Supervisory Board appoints its own secretary, which may be and at this moment is the same person as the Secretary of the Board of Management. This is Mr. G.H. (Han) Jalink (1949, Dutch), serving in this capacity since 2002.
     The composition of the Supervisory Board on March 31, 2004 was as follows:

--------------------------------------------------------------------------------------------------------------------------------
Supervisory Board       Principal Occupation                                                                              Member
                                                                                                                          since
--------------------------------------------------------------------------------------------------------------------------------
Aarnout A. Loudon       Former Chairman of the Board of Management of Akzo Nobel                                            1994
(1936, Dutch),          Chairman of the Supervisory Board of ABN AMRO Bank
Chairman                Member of the Supervisory Board of Royal Dutch Petroleum Company
                        Member of the International Board of Allianz AG, Germany
Frits H. Fentener       Managing Director of Flint Holding, the Netherlands                                                 1984
van Vlissingen          Deputy Chairman of the Supervisory Board of SHV Holdings, the Netherlands
(1933, Dutch),          Chairman of the Supervisory Board of Draka, the Netherlands
Deputy Chairman         Member of the Supervisory Board of CSM, the Netherlands
The Rt. Hon.            Former Secretary of State for Health and Member of the British Cabinet                              2000
Virginia Bottomley      Governor of the London School of Economics and of the Ditchley Foundation
MP                      Director of Odgers Ray & Berndtson
(1948, British)
Uwe-Ernst Bufe          Former CEO of Degussa AG                                                                            2003
(1944, German)          Chairman of the Supervisory Board of UBS Investment Bank, Frankfurt
                        Member of the Supervisory Board of Altana AG, Germany; Frankfurter Allianz AG; Rutgers AG,
                        Germany; Solvay S.A., Belgium; and Cognis Beteiligungs-Gmbh, Germany
Abraham E. Cohen        Former Senior Vice President of Merck & Co and President of Merck Sharp & Dohme                     1992
(1936, American)        International
                        Chairman of Vascomedical, New York, and Neurobiological Technologies, California
                        Nonexecutive Director of Smith Barney (Mutual Funds), New York, and Teva
                        Pharmaceutical Industries, Israel
Cees J.A. van Lede      Former Chairman of the Board of Management of Akzo Nobel                                            2003
(1942, Dutch)           Chairman of the Supervisory Board of the Dutch Central Bank
                        Nonexecutive Board member of Heineken, Philips Electronics, KLM, Sara Lee, Reed
                        Elsevier, Air Liquide, and Scania
                        Chairman of the Board of Directors of INSEAD, France
Alain Merieux           Chairman of bioMerieux                                                                              2002
(1938, French)          Director of WENDEL Investissement, Eurazeo, Rue Imperiale de Lyon, Compagnie
                        Plastic Omnium SA, and Lazard LLC
Lars H. Thunell         President and CEO of SEB Skandinaviska Enskilda Banken                                              1999
(1948, Swedish)         Chairman of the Board of IBX, Integrated Business Exchange AB
                        Member of the Board of Swedish Bankers Association and Swedish Industry and
                        Commerce Stock Exchange Committee
                        Member of the Board of b-business partners B.V., the Netherlands
Maarten C. van          Former CEO Koninklijke Hoogovens, the Netherlands                                                   1997
Veen                    Chairman of the Supervisory Board of Koninklijke Volker Wessels Stevin, the
(1935, Dutch)           Netherlands
                        Deputy Chairman of the Supervisory Board of ABN AMRO Bank and Imtech, the
                        Netherlands
                        Nonexecutive Director of Corus Group
Karel Vuursteen         Former CEO of Heineken, the Netherlands                                                             2002
(1941, Dutch)           Chairman of the Supervisory Board of Ahold N.V. and Randstad Holding, the Netherlands
                        Member of the Supervisory Boards of Gucci Group, and ING Group, the Netherlands
                        Member of the Supervisory Board of AB Electrolux, Sweden
                        Vice Chairman of Nyenrode University, the Netherlands

Mr. Loudon, Mrs. Bottomley, Mr. Van Veen and Mr. Vuursteen are the members of the Remuneration and Nomination Committee.

The Audit Committee is formed by Mr. Fentener van Vlissingen, Mr. Bufe, Mr. Cohen, and Mr. Thunell. The Supervisory Board has determined, that Mr. Thunell is an Audit Committee Financial Expert as defined in Item 16A of Form 20-F.

Assignment
The overall assignment of the Supervisory Board is to exercise supervision over the policies adopted by the Board of Management and over the general conduct of the business of the Company and its subsidiaries. The general duties of the Supervisory Board include supervision of the realization of the Company's objectives, the corporate strategy, the risks inherent to the business activities, the structure and operations of the risk management and control systems, and the financial reporting process. Furthermore, the Supervisory Board provides the Board of Management with advice. In fulfilling its assignments the Supervisory Board and its members consider the interests of the Company and its subsidiaries, rather than the interests of any particular stakeholder.

The composition of the Supervisory Board is such that the members are able to act with due objectivity and independently of one another and of the Board of Management. They may not represent any particular interest. The Chairman of the Supervisory Board has to be notified if an interest of a member of the Supervisory Board conflicts with that of the Company. Supervisory Board members receive a fixed annual remuneration as member of the Board.

The Supervisory Board members receive all relevant information to carry out their duties from (a member of) the Board of Management. If the Supervisory Board considers it necessary, it may request the Board of Management for additional information from officers and/or external advisers of the Company.

To emphasize their independence all Supervisory Board members completed, for the first time in 2003, an independence questionnaire. All Supervisory Board members met the applicable independence requirements, except for Mr. van Lede, who had been an executive of the Company in the three years preceding the statement.

The Supervisory Board has established new Rules of Procedure, taking account of the new Dutch Corporate Governance Code. This document, which includes the former Set of Procedures, the Supervisory Board Profile, and the Charters of the Committees, reflects the tasks and responsibilities of the Supervisory Board and is available on Akzo Nobel's website (www.akzonobel.com).

The Supervisory Board may unanimously decide to delegate certain tasks to one or more of its members or Committees.

The Audit Committee and the Remuneration and Nomination Committee are Committees of the Supervisory Board.

Audit Committee
The Audit Committee assists the Supervisory Board in its oversight of the quality and integrity of the accounting, auditing, reporting, and risk management practices of the Company. Audit Committee members are appointed by and from among the Supervisory Board members. The Audit Committee reports its findings to the Supervisory Board.

A major point of attention of the new corporate governance rules is the independence of the auditors. The Audit Committee has been granted direct responsibility for compensation and oversight of the auditors and the services they provide to the Company. The auditors are prohibited from providing certain nonaudit services to the Company. In order to anchor this in the procedures of the Company, the Audit Committee adopted the "Akzo Nobel Auditors Independence Policy" and the related "Akzo Nobel Audit Committee Preapproval Policy on Audit, Audit-Related, and Nonaudit Services."

The Audit Committee approves the audit services of the Company's auditor through the annual audit engagement letter, which is an umbrella agreement that also forms the basis for any local audit engagement contracts for Akzo Nobel subsidiaries.

To ensure that the Akzo Nobel Auditor Independence Policy is followed the Audit Committee has established the Pre-approval Policy on Audit, Audit-related, and Non-Audit services. This policy includes general pre-approval procedures for particular audit related and permitted non-audit services and specific pre-approval procedures for all other permitted services and / or for proposed services.

The Supervisory Board has delegated to the Audit Committee the responsibility for receiving and handling complaints regarding accounting, internal control, and auditing matters and providing confidentiality for whistleblowers on such matters.

All the aforementioned documents and policies are available on Akzo Nobel's website (www.akzonobel.com).

Pursuant to the U.S. Sarbanes-Oxley Act, the Audit Committee should include at least one Audit Committee Financial Expert. An Audit Committee Financial Expert must have in-depth experience and knowledge of financial statements, international accounting principles, and internal controls and procedures for financial reporting. At its April 17, 2003 meeting, the Supervisory Board concluded that Mr. Thunell meets these requirements, as defined in Item 16A of Form 20-F. The Audit Committee financial expert accepts no additional liability as a result of his role as such expert.

Following the increased governance powers given to the Audit Committee, a new Audit Committee Charter was adopted in April 2003 and incorporated in the newly established Rules of Procedure for the Supervisory Board.

Remuneration and Nomination Committee
The objective of the Company's remuneration policy is to provide remuneration in a form that will attract, motivate, and retain members of the Board of Management as top executives of a major international company. In the determination and differentiation of the remuneration level of the Chairman, the Deputy Chairman, and the other members due allowance is made for the individual's specific responsibilities. Remuneration is differentiated on a basis comparable to that in other large international companies based in the Netherlands. To ensure that remuneration is linked to performance, members of the Board of Management are granted a variable remuneration component related to specific targets.

The service contracts of the members of the Board of Management are determined by the Supervisory Board, which has delegated this task to the Remuneration and Nomination Committee.

The Remuneration and Nomination Committee advises on the composition of the Board of Management and on the division of its tasks. In addition, it prepares proposals for changes in the composition of the Supervisory Board.

To the Remuneration and Nomination Committee has been delegated the responsibility to prepare proposals for the Supervisory Board concerning the remuneration and benefits of members of the Board of Management, the remuneration schemes for Akzo Nobel executives involving Akzo Nobel shares, and proposals to the General Meeting of Shareholders concerning the remuneration of the members of the Supervisory Board.

Activities in 2003
The full Supervisory Board met six times in the course of 2003, including an extraordinary meeting in October, called to discuss the Board of Management's intention to exploit a specific product of Organon (asenapine) in close collaboration with Pfizer Inc. The September meeting was held at the Akzo Nobel Coatings plant in Felling, United Kingdom, where a special focus was placed on the business units Marine & Protective Coatings and Powder Coatings. The Supervisory Board visited a plant of each business unit. Most meetings were attended by all Supervisory Board members.

All meetings were plenary sessions with the full Board of Management. On one occasion, the Supervisory Board met partly without the Board of Management being present to assess its own performance and the performance of the CEO, and partly with the CEO to discuss the performance of the other members of the Board of Management. In February the Supervisory Board met with only the retiring and incoming Chairmen of the Board of Management to discuss the functioning and composition of the Board of Management.

The Chairman of the Supervisory Board prepares the meetings with the assistance of the Chairman of the Board of Management. Regular agenda items include financial and operational performance, share price development, operational planning, the yearly financing and investment plan, course of business, restructuring measures, Company strategy, corporate governance, risk management, and the approval of major investments, acquisitions, and divestments.

In view of global developments and new legislation, especially the U.S. Sarbanes-Oxley Act and the new Dutch Corporate Governance Code (Tabaksblat), corporate governance was discussed on several occasions. The Supervisory Board discussed and agreed a number of amendments to the governance rules of the Supervisory Board and its Committees. Examples are the adoption of a whistleblower protection procedure for financial matters, the alignment of the Policy on Auditor Independence, and the renewal of the Charters of the Audit Committee and the Remuneration and Nomination Committee in order to further strengthen the roles of these Committees. The Supervisory Board also made preparations to update its Rules of Procedure, containing its own governance rules and profile. The Rules of Procedure and Charters are available on the Company's website (www.akzonobel.com).

The Company's strategy was another important issue that received ample attention from the Supervisory Board in 2003. In order to address the declining results and to free resources for growth, the Board of Management formulated a new strategic direction, including a major divestment plan for Chemicals and changes at Organon. This strategic direction was discussed extensively with the Supervisory Board, while at each meeting a status report was given.

The Supervisory Board further discussed in detail:
-  the pensions situation
-  the divestment of the Impregnated Paper business
-  the investment of Pulp & Paper Chemicals in a chlorate plant in Brazil
- the codevelopment agreement between Organon and Pfizer Inc. concerning asenapine.

The Board of Management keeps the Supervisory Board regularly informed of intended organizational changes and appointments of senior managers.

Audit Committee
The Audit Committee currently consists of four members and is chaired by Mr. Fentener van Vlissingen. Mr. Bufe filled the vacancy caused by the resignation of Mr. Kopper in May 2003. The Audit Committee met four times in 2003. The CEO, the CFO, and the internal and external auditors attended all meetings.

The Audit Committee regularly discusses financial statements, internal control procedures, adherence to corporate governance laws and regulations, risk management, and the external auditor's performance and independence. In addition, in 2003 considerable time was spent on corporate governance. The Committee reviewed how it functioned and renewed its Charter. The Supervisory Board established that Mr. Thunell fulfills the requirements of Audit Committee Financial Expert as defined in the rule adopted by the SEC under the Sarbanes-Oxley Act, as defined in Item 16A of Form 20-F.

Remuneration and Nomination Committee
The Remuneration and Nomination Committee consists of four members and met two times in 2003. Mr. Loudon chairs the Remuneration and Nomination Committee. In 2003, Mr. Fentener van Vlissingen and Mr. Bremer resigned from the Committee. Mrs. Bottomley and Mr. Vuursteen filled the vacancies.

The Committee prepared proposals for the succession of Mr. Frohlich and Mr. Stromqvist in 2004 and for nomination of new Supervisory Board members. Furthermore, it reviewed the remuneration policy for members of the Board of Management, resulting in a proposal for a long-term incentive plan, which was discussed in the Supervisory Board and will be proposed for adoption by the General Meeting of Shareholders.

Changes in the Supervisory Board
At the General Meeting of Shareholders of April 17, 2003, the total number of Supervisory Board members was increased by one and fixed at eleven.

Hilmar Kopper had announced that he wanted to relinquish his Supervisory Board membership and stepped down effective May 1, 2003. A member since 1990, Mr. Kopper made an outstanding contribution to the Board's work, bringing to the deliberations extensive knowledge of and experience in the international financial world.

Also effective May 1, 2003, Uwe-Ernst Bufe, former CEO of Degussa AG and a German national, and Cees van Lede, retiring Chairman of Akzo Nobel N.V., were appointed to the Supervisory Board. Virginia Bottomley and Lars Thunell were reappointed.

The Supervisory Board regrets the unexpected loss of the services of L. Paul Bremer III, who resigned his position in the Board on May 5, 2003, to take up a senior U.S. government post in Iraq. With his extensive knowledge of international affairs and business Mr. Bremer has made a major contribution to the Board.

At the General Meeting of Shareholders of April 22, 2004, Frits Fentener van Vlissingen resigned, having reached the age limit. Mr. Fentener van Vlissingen has served on the Board since 1984. For 11 years he was Deputy Chairman and for two interim years (1993/95) Chairman of the Supervisory Board. In addition, he was a member of the Audit Committee for 13 years; during 11 years he was this Committee's chairman. He also was a member of the Remuneration and Nomination Committee for 11 years.

At this Meeting, it was approved that membership of the Supervisory Board decreased by one and was fixed at ten and that Dolf van den Brink was appointed as member of the Supervisory Board. Mr. van den Brink is professor Financial Institutions at the University of Amsterdam and former member of the Managing Board of ABN AMRO Bank.

Also at this meeting, Aarnout Loudon was reappointed for a two-year period, given his broad knowledge and experience in the field of international business and his capacities as Chairman.

As the rotation schedule of the Supervisory Board was adapted to meet the new Dutch Corporate Governance requirements, Mrs. Bottomley stepped down, although she had been reappointed in 2003. Mrs. Bottomley was reappointed for a four-year period.

All appointments were made in accordance with the updated membership profile. The profile can be found on Akzo Nobel's website (www.akzonobel.com).

Board of Management

Appointment
The number of members of the Board of Management is fixed by the General Meeting of Shareholders on the proposal of the Meeting of Holders of Priority Shares. The Meeting of Holders of Priority Shares has the exclusive right to draw up binding lists of nominees for appointment to the Board of Management of the Company. As a rule, the members of the Board of Management step down at the Annual General Meeting of Shareholders in the year in which they reach the age of 62.

If less than half the subscribed capital is present, a two-thirds majority of the votes cast is required in order for the General Meeting of Shareholders to adopt a resolution to remove a member of the Board of Management, unless such removal is proposed by the Supervisory Board.

The nominees to fill any vacancies in the Board of Management shall be selected by the Meeting of Holders of Priority Shares within three months following the date on which the Board of Management by registered letter invites the Meeting of Holders of Priority Shares to do so. If the nominees have not been selected by the Meeting of Holders of Priority Shares within such period, the General Meeting of Shareholders shall be free to nominate and appoint members to the Board of Management.

Nominees for any one vacancy may not at the same meeting be nominated to fill any other vacancy.

The Board of Management appoints its own secretary, which may be and at this moment is the same person as the Secretary of the Supervisory Board. This is Mr. G.H. (Han) Jalink (1949, Dutch), serving in this capacity since 2002.

The composition of the Board of Management on March 31, 2004 was as follows:

-------------------------------------------------------------------------
                                                        Served in such or
Board of Management       Position with Company    similar capacity since
-------------------------------------------------------------------------
G.J. (Hans) Wijers        Chairman and CEO                           2002
(1951, Dutch)
Fritz W. Frohlich         Deputy Chairman and CFO                    1993
(1942, German)
A.T.M. (Toon) Wilderbeek  Pharma                                     2002
(1950, Dutch)
Rudy M.J. van der Meer    Coatings                                   1993
(1945, Dutch)
Dag Stromqvist            Chemicals                                  2000
(1942, Swedish)
=========================================================================

Assignment
The members of the Board of Management collectively manage the Company and are responsible for its performance. They are jointly and individually accountable for all decisions made by the Board of Management.

The CEO leads the Board in its overall management of the Company to achieve its performance goals and ambitions. The CEO is the main point of liaison with the Supervisory Board. The CFO is responsible for supporting the Chairman in managing the Company and for the Company's financial affairs. In addition, the Board of Management has members with specific responsibility for the main product areas: Pharma, Coatings, and Chemicals.

Akzo Nobel's organizational model is based on business units. The General Managers are responsible for the performance of their business units. To safeguard consistency and coherence for the total organization Corporate Directives have been established by the Board of Management.

For effective steering of the strategy and operations of its business units, the Board of Management has delegated certain authorities to Board Committees for Pharma, Coatings, and Chemicals. Furthermore, a Pensions Board Committee, established in 2003, oversees the general pension policies to be implemented in the various pension plans of the Company. Board Committees consist of two Board members assisted by staff officers. Delegation of authorities to Board Committees and individual Board members is laid down in an internal authority schedule.

Members of the Board of Management are allowed to hold a maximum of two supervisory board memberships in other companies. In the two years prior to their retirement, Board of Management members are allowed to hold more than two supervisory board memberships. Acceptance of external supervisory board memberships is subject to approval by the Chairman of the Supervisory Board.

The Supervisory Board has adopted a Code of Ethics for senior financial officers, effective January 1, 2004. The designated persons, including the CEO and the CFO, will have to confirm annually in writing that they have adhered to this Code.

Changes in the Board of Management
Effective May 1, 2003, Cees van Lede retired as Chairman of the Board of Management. He was succeeded by Hans Wijers.

Effective May 1, 2004, Fritz Frohlich will retire as Deputy Chairman and CFO to be succeeded by Rob Frohn, until the end of 2003 General Manager of Akzo Nobel's business unit Surface Chemistry.

Dag Stromqvist will retire from the Board of Management effective July 1, 2004 to be succeeded by Leif Darner, until May 1, 2004 General Manager of Akzo Nobel's business unit Marine & Protective Coatings.

B. COMPENSATION

Remuneration in 2003

Pursuant to the Dutch "Disclosure of Remuneration of Board Members Act," total remuneration and shares held by members of the Supervisory Board and the Board of Management are specified below. In 2003, the aggregate remuneration of the Supervisory Board and Board of Management was EUR 6.6 million. The aggregate amount set aside or accrued by the Company in 2003 to provide pension, retirement or similar benefits for those individuals was EUR 1.6 million.

Supervisory Board
In respect of their functions the members of the Supervisory Board received the following remuneration:

---------------------------------------------------------------------
In euros                                                2003     2002
---------------------------------------------------------------------
Aarnout A. Loudon, Chairman*                          56,100   52,000
Frits H. Fentener van Vlissingen, Deputy Chairman**   47,200   45,500
Virginia Bottomley***                                 45,700   41,000
L. Paul Bremer, III****                               15,200   42,100
Uwe-Ernst Bufe*****                                   32,000
Abraham E. Cohen**                                    47,200   45,500
Hilmar Kopper******                                   15,200   45,500
Cees J.A. van Lede*******                             27,300
Alain Merieux                                         41,000   27,300
Lars H. Thunell**                                     47,200   45,500
Maarten C. van Veen*                                  47,200   45,500
Karel Vuursteen***                                    45,700   27,300
=====================================================================

* Member of the Remuneration and Nomination Committee.
** Member of the Audit Committee.
*** As from May 1, 2003, member of the Remuneration and Nomination Committee. **** Until May 1, 2003, member of the Remuneration and Nomination Committee. ***** As from May 1, 2003, member of the Supervisory Board and the Audit
      Committee.
****** Until May 1, 2003, member of the Audit Committee.
******* As from May 1, 2003, member of the Supervisory Board.

In accordance with the Articles of Association and good corporate governance practice, the remuneration of Supervisory Board members is not dependent on the results of the Company. Travel expenses and facilities for members of the Supervisory Board are borne by the Company and reviewed by the Audit

Committee. The Company does not grant stock options and/or shares to its Supervisory Board members. As a policy, the Company does not provide loans to its Supervisory Board members.

Former members of the Supervisory Board did not receive any remuneration.

Board of Management
The remuneration policy and the individual service contracts of the members of the Board of Management are determined by the Supervisory Board. The Remuneration and Nomination Committee prepares all relevant information and provides advice to the Supervisory Board on all matters relating to remuneration and service contracts of the Board of Management.

The objective of the Company's remuneration policy is to provide remuneration in a form that will attract, retain, and motivate the members of the Board of Management as top managers of a major international company. In the determination and differentiation of the remuneration level of the CEO, the CFO, and the other members, due allowance is made for the individual's specific responsibilities. Remuneration is differentiated on a basis comparable to that in other large Dutch multinational companies. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package should be variable and dependent on short- and long-term performance of the individual Board member and the Company.

Remuneration Structure 2003
The total remuneration package of the members of the Board of Management consists of:

-  base salary
-  performance-related short-term incentive
-  stock options
-  pension provisions
-  other benefits.

The Remuneration and Nomination Committee considers the remuneration structure each year to ensure it meets the objectives of the remuneration policy.

Base Salary 2003
The Remuneration and Nomination Committee considers each year whether the circumstances are such that they warrant an increase in the base salary levels for the Board of Management. The salaries of the members of the Board of Management were increased by 2.5 percent on January 1, 2003.

Short-Term Incentive 2003
The short-term incentive is provided through an annual bonus. This bonus is directly linked to the value created by the Company and for that reason primarily dependent on the Economic Value Added (EVA). Using this measure directly in the Company's annual bonus, EVA-based management is encouraged, which implies a strong focus on capital effectiveness, efficiency, productivity, and competitiveness.

EVA performance accounts for 75 percent of the annual bonus opportunity. The remaining 25 percent bonus opportunity is at the discretion of the Supervisory Board and is based on the Board of Management's and the individual member's quantifiable performance during the year.

The bonus payout in any year can range between zero and a maximum of one times base salary. The target bonus opportunity is 65 percent of base salary.

Stock Options*
In 2000, 2001, and 2002, stock options were granted to the Board of Management with a term of ten years and a performance-dependent vesting period of three years. After three years, the number of options granted can be decreased by a maximum percentage of 50, if specific performance criteria are not met or not sufficiently met.

Under the 2003 stock option plan, stock options were granted to the Board of Management and executives of the Company. The number of stock options granted was determined by the Supervisory Board based on the Company's relative performance as compared to a sample of pharmaceutical and chemical multinational companies.

The stock options granted in 2003 are conditional during a period of three years after grant and have a total term (including the three-year conditional period) of seven years. The exercise price of the stock options is the Euronext Amsterdam opening price on the first day after the General Shareholders' Meeting that the Akzo Nobel share is quoted ex dividend (2003: EUR 19.51). Members of the Board of Management held no Akzo Nobel share options other than the stock options mentioned in this Annual Report.

All members of the Board of Management participate in the Akzo Nobel Employee Share Plan*. In 2003, 4 shares were granted (2001: 6 shares; 2002: 5 shares).

Pensions
Members of the Board of Management normally retire in the year that they reach the age of 62. Different pension plans are provided to members of the Board of Management, based on the salaries, local customs, and rules in the countries of origin.

The pension plan for all Dutch members of the Board of Management appointed after January 1, 2002, is based on an income- and age-related defined contribution plan.

Loans
As a policy, the Company does not provide loans to members of the Board of Management. There are currently no loans outstanding.

Contracts of employment
The current employment contracts for members of the Board of Management have been entered into for an indefinite period of time.

Former members of the Board of Management
Charges relating to former members of the Board of Management amounted to EUR 656,700 in 2003, mainly due to pension expenses (2002: EUR 274,200).

* For a description of the option plan and the Akzo Nobel Employee Share Plan reference is made to note 13 of the Notes to the Consolidated Financial Statements of Akzo Nobel.

Overview of Remuneration 2003
The members of the Board of management received the following salaries, performance related bonuses and other emoluments*.

----------------------------------------------------------------------
In euros                                              2003        2002
----------------------------------------------------------------------
G.J. (Hans) Wijers, Chairman from May 1, 2003
Salary                                             614,000     134,700
Bonus                                              338,400      76,600
Other emoluments                                     5,300       1,500
Fritz W. Frohlich, Deputy Chairman
Salary                                             552,200     533,500
Bonus                                              284,000     316,700
Other emoluments                                     6,400       7,800
Rudy M.J. van der Meer
Salary                                             460,500     445,000
Bonus                                              235,500     261,400
Other emoluments                                     5,000       5,600
Dag Stromqvist
Salary                                             460,500     445,000
Bonus                                              235,500     261,400
Other emoluments                                     4,500       5,200
A.T.M. (Toon) Wilderbeek
Salary                                             460,500     224,600
Bonus                                              240,000     127,800
Other emoluments                                    77,100       2,600
Cees J.A. van Lede, Chairman until May 1, 2003
Salary                                             215,000     623,100
Bonus                                              118,800     377,200
Other emoluments                                     1,900       5,600
======================================================================

After deduction of any contributions made by the board members, pension expenses were as follows:
----------------------------------------------------------------------
In euros                                              2003        2002
----------------------------------------------------------------------
G.J. (Hans) Wijers                                 198,100      36,800
Fritz W. Frohlich                                  436,200     465,500
Rudy M.J. van der Meer                             359,300     402,700
Dag Stromqvist                                     286,800     277,100
A.T.M. (Toon) Wilderbeek                           237,200      47,500
Cees J.A. van Lede                                  76,000     455,900
======================================================================

* Employers' charges (social contributions and healthcare contributions), and additional costs for Mr. Wilderbeek related to his stay in the United States in 2003 amounting to EUR 72,100.

The aggregate number of options held by the members of the Board of Management is as follows:

------------------------------------------------------------------------------------------------------------------
                            Year   Exercise  Outstanding at                         Outstanding at  Expiry date
                            of     price in  December 31,    Granted in  Lapsed in  December
                            issue  EUR       2002            2003        2003       31, 2003
------------------------------------------------------------------------------------------------------------------
G.J. (Hans) Wijers          2002      46.53          14,850                                 14,850  April 25, 2012
                            2003      19.51                      29,700                     29,700  April 22, 2010
Fritz W. Frohlich           1998      47.40          24,000                 24,000
                            1999      42.50          27,000                                 27,000  April 25, 2004
                            2000      44.82          29,700                                 29,700  April 27, 2010
                            2001      46.75          29,700                                 29,700  April 30, 2011
                            2002      46.53          29,700                                 29,700  April 25, 2012
                            2003      19.51                      29,700                     29,700  April 22, 2010
Rudy M.J. van der Meer      1998      47.40          24,000                 24,000
                            1999      42.50          24,000                                 24,000  April 25, 2004
                            2000      44.82          26,400                                 26,400  April 27, 2010
                            2001      46.75          26,400                                 26,400  April 30, 2011
                            2002      46.53          26,400                                 26,400  April 25, 2012
                            2003      19.51                      26,400                     26,400  April 22, 2010
Dag Stromqvist              1998      47.40           6,000                  6,000
                            1999      42.50           6,000                                  6,000  April 25, 2004
                            2000      44.82           3,300                                  3,300  April 27, 2005
                            2000      44.82          13,200                                 13,200  April 27, 2010
                            2001      46.75          26,400                                 26,400  April 30, 2011
                            2002      46.53          26,400                                 26,400  April 25, 2012
                            2003      19.51                      26,400                     26,400  April 22, 2010
A.T.M. (Toon) Wilderbeek    1998      47.40           4,400                  4,400
                            1999      42.50           4,500                                  4,500  April 25, 2004
                            2000      44.82           6,600                                  6,600  April 27, 2005
                            2001      46.75           6,600                                  6,600  April 30, 2006
                            2002      46.53           3,300                                  3,300  April 25, 2009
                            2002      46.53          13,200                                 13,200  April 25, 2012
                            2003      19.51                      26,400                             April 22, 2010
Cees J.A. van Lede*         1998      47.40          36,000                 36,000
                            1999      42.50          36,000                                 36,000  April 25, 2004
                            2000      44.82          39,600                                 39,600  April 27, 2010
                            2001      46.75          39,600                                 39,600  April 30, 2011
                            2002      46.53          39,600                                 39,600  April 25, 2012
                            2003      19.51                      39,600                     39,600  April 22, 2010
==================================================================================================================

* In early retirement per May 1, 2003.

In 2003, no stock options were exercised by the members of the Board of Management.

Remuneration Policy 2004

General
The Supervisory Board decided to review the Company's remuneration policy including all structures and policies related to the remuneration and employment contracts of the Board of Management in light of the

Dutch Corporate Governance Code. The Supervisory Board adjusted the remuneration packages of the Board of Management for 2004 to ensure competitiveness of the remuneration provided and to enhance long-term value creation.

As it is essential to be able to attract and retain top management for a position on the Board of Management of Akzo Nobel, external reference data are used in determining market competitive levels of remuneration. The Supervisory Board considered the most appropriate peer group of companies, as is set out below. An increase in remuneration will be performance-related.

In order to enhance long-term value creation, General Meeting of Shareholders approved that the performance-related variable share-based remuneration elements be adjusted. This has an impact on current short-term and long-term incentive design.

Remuneration Elements
To ensure overall competitiveness of the remuneration provided to the Board of Management, the Remuneration and Nomination Committee assessed the remuneration levels of the Board of Management against the following peer group:

-  Aegon            -  DSM
-  Heineken         -  Wolters Kluwer
-  Reed Elsevier    -  Royal Numico
-  TPG              -  Royal Ahold
-  VNU              -  KPN

Royal Ahold and KPN are not included in the peer group for the CEO and the CFO.

The Remuneration and Nomination Committee consulted professional independent remuneration experts to ensure an appropriate comparison. The experts have used a statistical model to modify the data of the peer group companies to assume a similar size of Akzo Nobel and similar scope responsibilities of the Board of Management.

It is the Company's policy to gradually move toward overall remuneration levels that are at the median level of the external benchmark. In line with this policy, the main focus will be on variable, performance-related remuneration.

Base Salary 2004
The Supervisory Board considers each year whether the circumstances are such that they allow a reconsideration of the base salary levels. In the current situation it was decided not to adjust base salary levels for 2004 and to focus on performance-related remuneration elements.

Presently, the base salary levels of the members of the Board of Management are almost without exception at or below the lower quartile level of the peer group of companies used in the external comparison. The base salary level of the CEO is significantly below this peer group.

Short-Term Incentive (annual bonus) 2004
The target short-term incentive (annual bonus) will be 80 percent of base salary for the CEO and 65 percent of the base salary for the other members of the Board of Management.

Also for 2004, the bonus opportunity is linked to Economic Value Added* (EVA) in order to encourage the Board of Management to create long-term value for the Company's shareholders and stakeholders.

The target EVA for the bonus will be determined annually by the Supervisory Board (based on plan). The Supervisory Board ensures that targets are stretching but realistic.

The EVA performance accounts for 75 percent of the annual bonus opportunity. The remaining 25 percent of the bonus opportunity will be based on individual quantifiable targets.

Below the threshold level of performance there will be no payout. The threshold level of the EVA-related part of the bonus is 80 percent of the targeted EVA. The maximum bonus in any one year will not exceed 1.5 times the target bonus. The maximum bonus for the CEO will not exceed 120 percent of his base salary and 100 percent for the other members of the Board of Management.

The Company will not disclose the actual targets for 2004, as these qualify as commercially sensitive information.

Long-Term Incentive 2004
For 2004, the Supervisory Board, at the advice of the Remuneration and Nomination Committee, reviewed the long-term incentive currently provided to the Board of Management. To stimulate the performance-driven culture at Akzo Nobel, the long-term incentive was adjusted in 2004 and linked to stretching performance targets.

Upon proposal of the Supervisory Board, the General Meeting of Shareholders approved an adjustment of the long-term incentive plan. The new long-term incentive-plan consists of performance stock options and performance shares.

The stock option plan is conditional on performance upon vesting. The number of stock options that will be granted to the Board of Management is determined by the Supervisory Board. The Supervisory Board takes into account market levels as well as Company-specific considerations in determining the appropriate conditional number of options to be granted. The options have a total term of seven years and a vesting period of three years. The actual number of options the Board of Management receives depends on the Company's performance during this three-year vesting period.

The performance measure used to determine the number of options that vest is EVA on EVA invested capital (EOI). This measure is used to encourage EVA performance over a longer period of time. The EOI targets are set annually by the Supervisory Board. These specific targets will not be disclosed as they qualify as commercially sensitive information.

There will be no vesting of stock options below 80 percent of the targeted EOI. The number of granted options is also the maximum number of options that vest upon achieving the targeted performance. If targeted performance is exceeded, there will be no increase in the number of options that vest.

* EVA is calculated by deducting from net operating profit after taxes (NOPAT) a capital charge representing the cost of capital calculated on the basis of an average return investors expect. The elements of the EVA calculation cannot be derived directly from the data given in the financial statements, as it takes into account certain adjustments such as addition of nonrecurring items to capital, inclusion of service costs for pensions only, and special treatment of strategic investments and acquisitions.

The value of performance stock options for the Board of Management is based on the Black-Scholes methodology, which is in line with international accounting regulations. The Supervisory Board intends to engage the Company's auditors to perform certain agreed-upon procedure to test the calculations made under this plan.

In 2004, a performance share plan will be introduced. This plan has the following design. The Supervisory Board grants a number of conditional shares to the Board of Management each year. The actual number of shares the Board of Management will receive depends on the Company's Total Shareholder Return (TSR) performance over a three-year period, compared with TSR performance of a specified peer group.
The Supervisory Board has determined that TSR performance will be compared with the following peer group:

-   Bayer                               -   Merck KGaA
-   CIBA Specialty Chemicals            -   Novo Nordisk
-   Clariant                            -   PPG Industries
-   Degussa                             -   Schering
-   Dow Chemical Company                -   Serono
-   DSM                                 -   Solvay
-   DuPont De Nemours                   -   UCB
-   Imperial Chemical Industries        -   Valspar

Based on this peer group, Akzo Nobel will be ranked for its total return to shareholders. Independent external specialists will conduct this analysis to determine the number of shares that will vest over a three-year period.

Given the Company's historical performance, market expectations, and strategy, the following performance incentive zone will apply. There will be no shares that vest for a position below the tenth position of the sixteen peer companies. For the fifth position, all shares conditionally granted will vest. The maximum number of shares will vest only for the first position within the peer group. This is 150 percent of the target value of the number of shares conditionally granted.

The value of the performance share plan is based on probability analyses. In valuating its incentive plans, the Company is assisted by independent external expert advisers. The Supervisory Board intends to engage the Company's auditors to perform certain agreed-upon procedure to test the calculations made under this plan.

C. BOARD PRACTICES

Reference is made to information under Item 6.A.

D. EMPLOYEES

The tables below set forth the distribution of the number of employees per group and geographical area for the last three fiscal years.

----------------------------------------------------------------------------
                                Number of employees per segment, December 31
                                  2003               2002               2001
----------------------------------------------------------------------------
Pharma                          20,700             21,800             21,100
Coatings                        28,700             29,800             28,900
Chemicals                       14,000             15,100             15,100
Other                            1,200              1,200              1,200
----------------------------------------------------------------------------
Total                           64,600             67,900             66,300
============================================================================

----------------------------------------------------------------------------
                                  Number of employees by country or region,
                                                 December 31,
                                  2003               2002               2001
----------------------------------------------------------------------------
The Netherlands                 12,700             13,000             12,700
Germany                          4,100              4,700              4,200
Sweden                           4,300              4,500              4,500
United Kingdom                   4,600              4,900              5,200
Other European countries        13,500             14,400             14,800
USA and Canada                   9,500             10,600             10,300
Latin America                    4,600              4,700              4,500
Asia                             9,000              8,800              7,900
Other regions                    2,300              2,300              2,200
----------------------------------------------------------------------------
Total                           64,600             67,900             66,300
============================================================================

In 2003, workforce was down 4,080 due to restructurings. Especially in Coatings, the Company expanded its workforce in those activities and regions where it is growing, such as China.

To date, the major restructuring programs initiated in 2001 and expanded during 2002 and 2003, have resulted in a total workforce reduction by 6,280, some 10 percent of the Company's workforce.

The Company generally has good relationships with the labor unions.

E. SHARE OWNERSHIP

Shares of Akzo Nobel N.V. held by the Members of the Supervisory Board and the Board of Management

At March 31, 2004, the members of Supervisory Board held 53,029 Akzo Nobel N.V. common shares and did not hold any other Akzo Nobel N.V. securities, except for Mr. Van Lede who still holds options under the Akzo Nobel Stock Option Plan, stemming from the time when he was Chairman of Akzo Nobel's Board of Management and for which reference is made to information under Item 6.A. The ownership breaks down as follows:

--------------------------------------------------------------------------
Number of shares
--------------------------------------------------------------------------
Virginia Bottomley                                                     500
Abraham E. Cohen                                                     4,000
Frits H. Fentener van Vlissingen                                    42,332
Cees J.A. van Lede                                                   5,500
Maarten C. van Veen                                                    297
Karel Vuursteen                                                        400
==========================================================================

At March 31, 2004, the members of the Board of Management held 11,968 Akzo Nobel N.V. common shares. The ownership breaks down as follows:

--------------------------------------------------------------------------
Number of shares
--------------------------------------------------------------------------
G.J. (Hans) Wijers                                                   1,600
Fritz W. Frohlich                                                    1,000
Rudy M.J. van der Meer                                               1,168
Dag Stromqvist                                                       8,200
==========================================================================

Members of the Board of Management held no options other than the aforementioned stock options. All members of the Board of Management participate in the Akzo Nobel Employee Share Plan, whereby 15 Akzo Nobel N.V. common shares are conditionally granted and vest on May 1, 2004.

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

At year-end 2003, Akzo Nobel estimates that there were approximately 50 percent of its shares held in the United States, 21 percent in the Netherlands, 8 percent in the United Kingdom, and 21 percent in other countries. About 10 percent of the total number of shares were owned by private investors and 90 percent by institutional investors.

In February 1989, Akzo Nobel established a sponsored American Depositary Receipt facility with Morgan Guaranty Trust Company of New York, as depositary, pursuant to which American Depositary Receipts ("ADRs") representing American Depositary Shares ("ADSs") are issued. In October 1999, Akzo Nobel terminated its depositary arrangements with Morgan Guaranty Trust Company and appointed Citibank, N.A., as depositary for its ADR facility. In connection with the four-for-one stock split, which took effect on July 1, 1998, the ADSs were redenominated so that one ADS represents one Akzo Nobel common share (until July 1, 1998 each ADS represented one-half of a common share of Akzo Nobel). Akzo Nobel has been informed by the depositary that in the United States as of March 31, 2004, there were 52,151,661 sponsored ADSs (representing 18 percent of the outstanding common shares) which were held by record holders.

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

In the ordinary course of business the Company has transactions with various organizations with which certain of its members of the Supervisory Board or Board of Management are associated but no material transactions responsive to this item have been entered into in the period commencing January 1, 2001 to the date of this report. Likewise there have been no material transactions with members of the Supervisory Board or Board of Management.

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

In accordance with the aforementioned policies, as of December 31, 2003, the aggregate environmental related long-term liabilities and accruals accounted for amounted to EUR 203 million (December 31, 2002: EUR 204 million).

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

Antitrust Cases
Akzo Nobel is involved in a number of investigations by the antitrust authorities in the European Union, the United States, and some other countries into alleged violations of the respective antitrust laws for some products in these jurisdictions. In addition, the Company is involved in numerous civil damage claims in relation to some of these alleged antitrust violations. Fines, civil damage settlements, and legal costs incurred in 2003 in connection with these cases amounted to EUR 27 million. Based on an estimate of the probable fines, civil damages, and costs to be paid over a number of years to come-taking into account legal advice and the current facts and circumstances-at December 31, 2003, the Company had a provision amounting to EUR 75 million.

With regard to Flexsys, a 50/50 joint venture for rubber chemicals with Solutia Inc., authorities in the United States, Canada, and Europe are investigating the past commercial practices in this industry. We have been informed by Flexsys management that it is cooperating with the authorities and will continue to do so. We are also aware of a number of purported class actions that have been filed against Flexsys in federal court (by direct purchasers) and in various state courts (by alleged indirect purchasers) in the United States. As 50-percent owner of Flexsys, the Company has been named as codefendant in the federal actions. Flexsys has recognized certain provisions for these cases.

However, it should be understood, that in light of future developments such as-by way of example only-(a) the outcome of the investigations of the various antitrust authorities, (b) potential additional lawsuits by direct and/or indirect purchasers, (c) possible future civil settlements, (d) the failure to satisfy the conditions of any future class action settlement, and (e) adverse rulings or judgments in the pending investigations or in related civil suits, present and future antitrust matters could result in additional liabilities and related costs. The Company at this point in time cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts with sufficient certainty to allow such amount or range of amounts to be meaningful. Moreover, the aforementioned liabilities are typically paid over a number of years and the timing of such payments cannot be predicted with confidence. The Company believes that the potential aggregate amount of any additional fines and civil damages to be paid will not materially affect the Company's financial position. The aggregate amount, however, could be material to the Company's results of operations or cash flows in any one accounting period.

Other Litigation (including Remeron (R) cases)
In December 2002 summary judgment of non-infringement was obtained by certain generic drug manufacturers, sued by the Company under the U.S. Hatch-Waxman Act, alleging inducement of infringement by such manufacturers of the Company's U.S. patent protecting the use of mirtazapine (Remeron (R)) in combination with one or more SSRI's for the treatment of depression. Three of the generic drug manufacturers sued by the Company have filed antitrust claims against the Company as counterclaims in the infringement actions brought by the Company. In addition, antitrust claims were filed against the Company in the United States on behalf of classes of direct and indirect purchasers of Remeron (R). These cases have been consolidated in the Federal District Court of New Jersey. On December 3, 2003, the Court ruled in favor of the Company on two of the grounds asserted by the generic drug manufacturers as the basis for their antitrust counterclaims, but did not rule on other grounds claimed to constitute a basis for antitrust liability. In addition to these cases, the State Attorneys General of the States of Texas, Florida, and Oregon have opened civil investigations to determine if the Company's conduct violated the laws of any of these states. The Federal Trade Commission is also conducting an

"informal" civil investigation and is working with the State Attorneys General. As of this date, no State Attorney General has joined in the consolidated antitrust litigation.

In January 2004, the Court conducted settlement conferences. As a result, in April 2004, the Company has reached settlements with the three generic manufacturers. The agreements amount to a total of USD 28 million. The Company is also in the process of concluding a tentative settlement with a class of consumers and third party payors in the United States who paid for mirtazapine during the relevant period (the "indirect purchaser" class). This settlement is subject to certain conditions including, but not limited to, the execution of a definitive agreement and approval by the Federal district Court of New Jersey (United States).

The Company continues to believe that its actions in obtaining and enforcing its intellectual property rights were appropriate. However given the costs and risks of defending these actions, the Company took the opportunity to resolve these matters.

The actions brought by an alleged class of direct purchasers and by entities that opted out of the alleged direct purchaser class, such as CVS and Walgreens, remain pending in the federal district court in Newark, New Jersey. No trial date has been set. The Company will continue to defend these remaining claims vigorously.

There are pending against Akzo Nobel N.V. and its subsidiaries a number of other claims, all of which are contested. The Company is also involved in disputes with tax authorities in several jurisdictions, including the Netherlands.

While the outcome of these claims and disputes cannot be predicted with certainty, management believes, based upon legal advice and information received, that the final outcome will not materially affect the consolidated financial position but could be material to the Company's result of operations or cash flows in any one accounting period.

Dividend Policy

It is Akzo Nobel's intention to pay a dividend of 35 - 40 percent of (NL GAAP) net income excluding restructuring and impairment charges and results on divestments, but this is subject to earnings, management's views on the business and allocation of capital, and so could change at any time.

B. SIGNIFICANT CHANGES

Results for the 1st Quarter of 2004 (unaudited)

Condensed consolidated statement of income

-------------------------------------------------------------------------
                                                           First quarter
Millions of euros                                          2004     2003
-------------------------------------------------------------------------
Sales                                                      3,138    3,287
Operating costs                                           (2,846)  (3,013)
Restructuring and impairment charges                         (38)     (25)
Partial settlement Remeron (R) case                          (23)
                                                          ------   ------
Operating income                                             231      249
Financing charges                                            (32)     (38)
                                                          ------   ------
Operating income less financing charges                      199      211
Taxes                                                        (64)     (59)
                                                          ------   ------
Earnings of consolidated companies, after taxes              135      152
Earnings from nonconsolidated companies                        6        6
                                                          ------   ------
Earnings before minority interest                            141      158
Minority interest                                             (8)     (19)
                                                          ------   ------
Net income                                                   133      139
                                                          ======   ======
Return on sales, in percent                                  7.4      7.6
Interest coverage                                            7.2      6.6
Net income per share, in EUR
- basic                                                     0.47     0.49
- diluted                                                   0.46     0.49
Capital expenditures                                         107      113
Depreciation                                                 144      152

Net income - down 4 percent
First-quarter net income was EUR 133 million (2003: EUR 139 million), down 4 percent. Net income per share was EUR 0.47 (2003: EUR 0.49).

Sales and Operating Income in the First Quarter

-------------------------------------------------------------
                                                   Operating
                                      Sales          income
Millions of euros                  2004    2003   2004   2003
-------------------------------------------------------------
Pharma                              821     884     99    126
Coatings                          1,231   1,262     82     70
Chemicals                         1,118   1,175     90     87
Other                               (32)    (34)   (40)   (34)
-------------------------------------------------------------
Akzo Nobel                        3,138   3,287    231    249
=============================================================

Sales of EUR 3.1 billion were down 5 percent on last year. Autonomous growth was 2 percent, while currency translation and divestments had a negative effect of 5 percent and 2 percent, respectively. Sales developed as follows:

-----------------------------------------------------------------------
                                              Currency
In percent           Total   Volume   Price   translation   Divestments
-----------------------------------------------------------------------
Pharma                  (7)      (4)      1            (4)
Coatings                (2)       6       1            (4)           (5)
Chemicals               (5)       1      (1)           (5)           --
Akzo Nobel              (5)       2      --            (5)           (2)
=======================================================================

Operating income decreased 7 percent from EUR 249 million to EUR 231 million. Return on sales was 7.4 percent, against 7.6 percent in the first quarter of 2003.

On the one hand Pharma benefited from cost savings and the product portfolio management actions of Organon, which generated over EUR 30 million, comprising of the receipt of the payment for the Arixtra (R) transfer and the early entrance fee for a marketing license for Remeron (R) in Germany. On the other hand Organon was confronted with sales declines for Remeron (R) due to generic competition in the United States and lower sales for Puregon (R)/Follistim (R) and Livial (R). This unit also incurred impairment and restructuring costs of EUR 33 million-mainly related to the closures of the Organon site in West Orange, New Jersey-and settled the Remeron (R) case with the generic manufacturers for EUR 23 million. Intervet turned in a satisfactory performance, whereas Diosynth is severely suffering from overcapacity in its industry and lower captive demand.

Coatings achieved strong sales growth and benefited from cost savings. The performance of Decorative Coatings improved, although business conditions in Europe remain weak. Marine & Protective Coatings again turned in an excellent performance, while the industrial activities continued their growth pattern. Car Refinishes suffers from pressure on margins.

Chemicals held up well due to cost savings, but felt pressure on margins from increasing raw material and power prices. Surface Chemistry, Functional Chemicals, and Catalysts benefited from increased sales volumes, while Pulp & Paper Chemicals was under pressure from reduced demand. Base Chemicals is affected by weak caustic prices and felt the temporary impact from stops at one of its own sites and at a major customer's site.

Financing charges decreased substantially, as a result of reduced net borrowings and lower foreign currency exchange rates. Interest coverage in the first quarter improved to 7.2 (2003: 6.6).

The income tax charge increased to 32 percent (2003: 28 percent), reflecting changes in the geographic distribution of the Company's results.

Workforce - down 650 from restructurings
At the end of the first quarter of 2004, the Company had 64,320 employees, compared with 64,580 at year-end 2003 and 67,550 at March 31, 2003. Cost saving measures at all three groups caused a decrease of 650 in the first quarter of 2004, while growth of certain businesses and seasonal influences expanded the workforce by 390.

Condensed consolidated statement of cash flows
--------------------------------------------------------------------------
                                                    First quarter
Millions of euros                             2004           2003
--------------------------------------------------------------------------
Total earnings before minority interest        141           158
Depreciation and amortization                  157           163
Changes in working capital                    (214)         (138)
Impairments                                     24
Changes in provisions, deferred tax assets,
and accrued prepaid pension costs             (124)           23
Other changes                                    9            (2)
                                              ----          ----
Net cash (used for)/provided by operations             (7)             204
Capital expenditures                          (107)         (113)
Acquisitions                                   (16)          (84)
Proceeds from divestments                                     20
Other changes                                    5            18
                                              ----          ----
Net cash used for investing activities               (118)            (159)
Dividends paid                                         (2)              (4)
                                                     ----             ----
Funds balance                                        (127)              41
Net cash used for financing activities               (100)            (173)
Effect of exchange rate changes on cash and
cash equivalents                                        8               (8)
                                                     ----             ----
Change in cash and cash equivalents                  (219)            (140)
                                                     ====             ====

Operational cash flow lower due to growth of working capital
The first-quarter funds balance was EUR 127 million negative (2003: EUR 41 million positive).

Cash flow from operations in 2004 was slightly negative, compared with an inflow of EUR 204 million in 2003. The seasonal increase of working capital exceeded last year's figure due to higher sales in March. In addition, payments from provisions rose, including an additional payment of EUR 50 million to the pension fund in the Netherlands.

Capital expenditures were reduced to EUR 107 million (2003: EUR 113 million), which is 74 percent of depreciation.

Net cash used by financing activities predominantly concerned the redemption of short-term borrowings.

Condensed consolidated balance sheet

------------------------------------------------------------------------------
Millions of euros                           March 31, 2004   December 31, 2003
------------------------------------------------------------------------------
Cash and cash equivalents                              508                 727
Receivables                                          2,990               2,671
Inventories                                          2,181               2,133
Intangible assets                                      598                 590
Property, plant and equipment                        3,889               3,967
Deferred tax assets                                    419                 429
Deferred tax asset for minimum pension
liability                                              371                 361
Other financial noncurrent assets                    1,130               1,076
                                            --------------   -----------------
Total                                               12,086              11,954
                                            ==============   =================
Current liabilities                                  2,960               2,887
Short-term borrowings                                  356                 441
Long-term borrowings                                 2,701               2,677
Long-term liabilities                                3,228               3,307
Minority interest                                      145                 140
Shareholders equity:
   Capital and reserves                              3,549               3,326
   Minimum pension liability                          (853)               (824)
                                            --------------   -----------------
Akzo Nobel N.V. shareholders' equity                 2,696               2,502
                                            --------------   -----------------
Total                                               12,086              11,954
                                            ==============   =================
Gearing                                               0.91                0.92
Shareholders' equity per share, in EUR                9.44                8.76
Number of shares outstanding, in millions            285.7               285.7
==============================================================================

Changes in Equity

------------------------------------------------------------------------------
                               Capital   Minimum    Share-
                               and       pension    holders'  Minority
Millions of euros              reserves  liability  equity    interest  Equity
------------------------------------------------------------------------------
Balance at December 31, 2003      3,326       (824)    2,502       140   2,642
Income                              133                  133         8     141
Dividends                                                           (2)     (2)
Changes in exchange rates            90        (29)       61         4      65
Changes in minority interest
in subsidiaries                                                     (5)     (5)
------------------------------------------------------------------------------
Balance at March 31, 2004         3,549       (853)    2,696       145   2,841
==============================================================================

Strong financial position
Invested capital at March 31, 2004, amounted to EUR 8.3 billion, EUR 0.2 billion higher than at December 31, 2003, mainly due to the seasonal increase of working capital and currency translation effects.

Equity increased EUR 0.2 billion, mainly as a result of first-quarter income and currency translation effects, while net interest-bearing borrowings also increased by EUR 0.2 billion. Gearing improved slightly to 0.91 (December 31, 2003: 0.92; March 31, 2003: 1.33).

Item 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The tables below sets forth the high and low sales prices for Akzo Nobel common shares on the EURONEXT stock exchange in Amsterdam during the periods indicated and for the ADSs on NASDAQ/NMS. One ADS represents one Akzo Nobel common share.

--------------------------------------------------------------------------------
                               Amsterdam                 NASDAQ/NMS
                                High          Low         High               Low
                               In euros per share        In U.S. dollars per ADS
--------------------------------------------------------------------------------
1999                           52.40        30.00        52.25             33.63
2000                           59.15        37.30        54.00             36.50
2001                           57.85        33.73        54.50             31.00
2002                           54.50        27.25        47.30             27.56
2003                           32.44        16.00        38.67             18.12
2002       1st quarter         54.50        47.60        47.30             41.55
           2nd quarter         53.70        41.40        47.25             41.00
           3rd quarter         46.53        31.20        45.65             30.86
           4th quarter         36.45        27.25        34.20             27.56
2003       1st quarter         32.44        16.00        33.42             18.12
           2nd quarter         24.80        18.05        28.93             20.02
           3rd quarter         30.68        21.88        33.59             29.16
           4th quarter         30.61        25.36        38.67             29.92
October 2003                   28.05        25.36        32.82             29.92
November 2003                  29.45        27.21        34.91             31.10
December 2003                  30.61        27.75        38.67             33.83
January 2004                   33.79        29.31        42.66             36.98
February 2004                  33.54        30.26        41.00             38.24
March 2004                     31.89        28.64        39.52             34.87
================================================================================

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

As of March 31, 2004, the Akzo Nobel common shares were listed on the following stock exchanges:

The Netherlands:                   Euronext Amsterdam
United States of America:          NASDAQ/NMS, as American Depositary Shares

The Euronext stock exchange in Amsterdam is the principal trading market for Akzo Nobel common shares.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

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

The Company's authorized capital is EUR 1,600,019,200, which is divided into 48 priority shares of EUR 400 each, 600,000,000 Common shares of EUR 2 each, and 200,000,000 cumulative preferred shares of EUR 2 each, divided into fifty series numbered 1 through 50 of 4,000,000 shares each. As of December 31, 2003, 48 priority shares and 286,147,260 common shares were issued and fully paid up.

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

The Meeting of the Holders of Priority Shares have the exclusive right to draw up binding lists of nominees for appointment to the Supervisory Board and the Board of Management of the Company. At least two persons must be nominated for each vacancy. If less than half the subscribed capital is present, a two-thirds majority of the votes cast is required in order for the General Meeting of Shareholders to adopt a resolution to remove a member of the Supervisory Board, unless such removal is proposed by the Supervisory Board itself. A two-thirds majority of the votes cast is required for a resolution to remove a member of the Board of Management, unless proposed by the Supervisory Board.

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

C. MATERIAL CONTRACTS

Pfizer Contract on Asenapine

On October 20, 2003, Organon, our wholly-owned subsidiary, entered into a License and Collaboration Agreement with Pfizer Inc. Pursuant to the agreement, Organon licensed to Pfizer certain rights related to asenapine, a pharmaceutical compound initially developed by Organon and which the parties seek to develop for the treatment of schizophrenia and bipolar disorders. Asenapine has not yet been approved for use or sale by the FDA or any other regulatory authority in the world.

The agreement divides the various rights related to asenapine into three markets:

- countries, referred to as Co-Promotion Countries, in which the drug will be developed, marketed and distributed jointly by Organon and Pfizer under a single trademark;
- countries, referred to as Co-Marketing Countries, in which the drug will be marketed and sold separately by Organon and Pfizer under distinct trademarks; and
- countries in which the drug will be sold exclusively by either Organon or Pfizer.

Each of Organon and Pfizer have agreed to accept responsibility for certain costs associated with the development of asenapine. In addition, Pfizer has also paid Organon a portion of the asenapine development costs incurred by Organon prior to the date of the contract. If certain clinical trials are successful with respect to asenapine, Pfizer has agreed that it will increase its share of the development costs.

With respect to the Co-Promotion Countries, each of Organon and Pfizer have agreed to accept responsibility for certain costs incurred in the marketing of asenapine and that each will receive a portion of the sales generated by asenapine in those countries. In the markets other than the Co-Promotion Countries, Organon and Pfizer have also agreed to certain revenue sharing arrangements with respect to sales in those markets. The revenue sharing arrangements provide that Organon and Pfizer will pay each other a royalty for sales of the drug in the markets other than the Co-Promotion Countries.

Following the termination by the US Federal Trade Commission and the US Department of Justice of the Hart-Scott-Rodino waiting period applicable to this agreement, Pfizer paid Organon an initial fee of USD 100 million. In addition, Pfizer has agreed to pay up to USD 270 million in the form of nine different milestones related to the status of filings with, or approvals obtained from, regulatory authorities in the US, EU and Japan regarding the use of asenapine for schizophrenia or bipolar disorders and for the commercial launch of asenapine in connection with schizophrenia or bipolar disorders. Pfizer has also agreed to make additional milestone payments in any year that sales of asenapine exceed certain targets.

Organon has also granted Pfizer the option to collaborate on the development of asenapine for the treatment of any new indications other than schizophrenia and bipolar disorders, provided that Organon may develop asenapine at its own expense if Pfizer elects not to collaborate in and pay its share of the development costs associated with such new indications. However, Organon has agreed that it will not pursue any new indications for asenapine unless:

- it is not reasonably likely that such indications might have a material adverse effect on asenapine in the markets in which it is being sold under a single trademark (i.e., the Co-Promotion Countries); and
- the use of asenapine for the new indications could be marketed under another trademark.

Subject to the termination rights described below, the contract term is the longer of fifteen years and the date asenapine is no longer subject to a valid and enforceable patent. The contract may be terminated in the following circumstances:

-  by the mutual agreement of Pfizer and Organon;
- by either party in the event of either a change of control of, or a material default of the agreement by, the other party;
- by Pfizer if the sales of asenapine during the three year period following the second anniversary of the commercial launch of the product do not meet certain targets;
- by Pfizer if in the event that the clinical trials for asenapine do not yield certain results; or
- at will by Pfizer with prior notice ranging from one year to six months depending on if notice is given prior to the commercial launch of the product or at varying times following the commercial launch of the product.

For a portion of the term of the contract, Pfizer has agreed that it will not:

- acquire or make any announcement regarding its intention to acquire, directly or indirectly, more than 5 percent of the outstanding voting securities of Organon or Akzo Nobel (as long as Akzo Nobel is the parent company of Organon) or all or substantially all of the assets of Organon;
- solicit proxies to vote any voting securities of Akzo Nobel or Organon if Akzo Nobel ceased to be its parent company;

- submit a proposal regarding the acquisition of all or substantially all of Organon's or Akzo Nobel's assets; or
- form or join any group formed for the purpose of taking any action described above.

The provisions summarized above will not be applicable during their effective period if Organon or Akzo Nobel publicly announces an intention to sell, or negotiate the sale of, a controlling interest in its business, if another person has offered to acquire a controlling interest in or at least 30 percent of the market capitalization of Organon or Akzo Nobel, if Akzo Nobel or Organon has entered into an agreement to sell a controlling interest in or at least 30 percent of the market capitalization of Organon or Akzo Nobel, or if a party unaffiliated with Akzo Nobel announces an intention to seek a change of control of the Supervisory Board of Akzo Nobel.

Other Contracts

The Company has not entered into other material contracts (others than those entered into in the ordinary course of business) in the past two years. For a description of significant acquisitions and divestments in 2003, 2002 and 2001 reference is made to note 2 of the Notes to the Consolidated Financial Statements in Item 18 "Financial Statements".

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

E. TAXATION

Netherlands Taxation

The statements below only represent a broad overview of the present Netherlands tax laws and the present United States/Netherlands Tax Convention (the "Tax Treaty") applicable to holding and disposing shares of Akzo Nobel, which are both subject to change, and are not to be read as extending by implication to matters not specifically referred to herein.

--------------------------------------------------------------------------------
As to individual tax consequences, each investor in the common shares should consult his own tax advisor.
--------------------------------------------------------------------------------

Withholding Tax
In general, a dividend distributed by a company resident in the Netherlands (such as Akzo Nobel) is subject to a withholding tax imposed by the Netherlands at a rate of 25 percent. Stock dividends paid out of the Company's additional paid-in capital recognized for Netherlands tax purposes are not subject to the above withholding tax.

Pursuant to the provisions of the Tax Treaty, dividends paid by the Company to a shareholder that is a resident of the United States (as defined in the Tax Treaty), are generally eligible for a reduction in the rate of Netherlands withholding tax to 15 percent unless (I) the beneficial owner of the dividends carries on business in the Netherlands through a permanent establishment, or performs independent personal services in the Netherlands from a fixed base, and the common shares form part of the business property of such permanent establishment or pertain to such fixed base, or (II) the beneficial owner of the dividends is not entitled to the benefits of the Tax Treaty under the "treaty-shopping" provisions thereof. Dividends paid to qualifying exempt US pension trusts and certain qualifying exempt US organizations are exempt from Netherlands withholding tax under the Tax Treaty.

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

United States Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you in all respects if you are a member of a special class of holders subject to special rules, including:
-  a dealer in securities,
- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
-  a tax-exempt organization,
-  a life insurance company,
- a person that actually or constructively owns 10 percent or more of the voting stock of Akzo Nobel, or
- a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction.

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

Taxation of Dividends
Under the United States federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Akzo Nobel out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum rate of 15 percent provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative "technical correction" would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by Akzo Nobel with respect to the shares or ADSs generally will be qualified dividend income. You must include any Netherlands tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable income that you must include in income when you, in the case of shares, or the Depository, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Netherlands tax withheld in accordance with the Tax Treaty and paid over to the Netherlands will be creditable against your United States federal income tax liability. Under a provision of the Netherlands dividend tax act Akzo Nobel will apply a credit against the amount of the dividend tax withheld before remittance to the Netherlands tax authorities. This credit is the lesser of:
..  3 percent of the part of the gross dividend from which dividend tax is withheld, and
..  3 percent of the gross amount of dividends received from qualifying non-Netherlands subsidiaries.
Because of this credit, the US tax authorities may take the view that the Netherlands withholding tax eligible for credit against United States Federal income taxes should be limited accordingly.

Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains
If you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009, is generally taxed at a maximum rate of 15 percent where the holder has a holding period greater than one year. Capital losses may generally offset only capital gains. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

At December 31, 2003, the following contracts to buy and sell currencies were outstanding, all having maturities within one year:

-----------------------------------------------------------------------
                                               Mark to
                                                market   Mark to market
Currency                  Buy        Sell    value buy       value sell
Millions of euros   contracts   contracts   contracts*       contracts*
-----------------------------------------------------------------------
U.S. dollar               785         963          (74)             167
Canadian dollar           236          98           --               --
Pound sterling            162          19           (2)              --
Swedish krona              77         159           --                1
Japanese yen                6         137           --                3
Swiss franc                62          39           (1)              --
Australian dollar           4          34           --               --
Norwegian krone            29          26           (1)              --
Danish krone                4          21           --               --
Singapore dollar                       20           --               --
Other                      16          40           (1)              (1)
-----------------------------------------------------------------------
Total                   1,381       1,556          (79)             170
=======================================================================

* Asset/(Liability)

The table below summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

--------------------------------------------------------------------------------
Financial Instruments (Balance Sheet)

                             Expected maturity date
                                                                            Fair
Millions of euros         2004  2005  2006  2007  2008  Thereafter  Total  value
--------------------------------------------------------------------------------
Long-term borrowings
(USD)                                         82               129    211    226
Average interest rate %                     6.44              6.51   6.48
================================================================================

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

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates.

---------------------------------------------------------------------------------------------------
                                       Expected maturity date
Millions of euros                  2004  2005   2006  2007  2008   Thereafter     Total  Fair value
---------------------------------------------------------------------------------------------------
Liabilities
Long term borrowings
   Fixed Rate (EUR)
      Bond loan 95/05                      227                                      227         243
      Average interest rate %             7.00                                     7.00
      Bond loan 98/08                                         512                   512         540
      Average interest rate %                                5.38                  5.38
      Bond loan 02/09                                                   1,000     1,000       1,072
      Average interest rate %                                            5.63      5.63
      Bond loan  03/11                                                    750       750         735
      Average interest rate %                                            4.25      4.25
   Fixed Rate (USD)
      Bond loan 07                                      82                           82          88
      Average interest rate %                         6.44                         6.44
      Bond loan 09                                                         15        15          16
      Average interest rate %                                            6.28      6.28
      Bond loan 12                                                        114       114         122
      Average interest rate %                                            6.54      6.54
Interest rate derivatives
Interest rate swaps
   Fixed to variable (EUR)                 145                                      145          10
   Average pay rate                                                   Euribor 3  months
   Average receive rate %                6.325                                    6.325
   Variable to fixed (EUR)                 145                                      145          (7)
   Average pay rate                                                   Euribor 3  months
   Average receive rate %                 5.30                                     5.30
   Fixed to variable (EUR)                                                650       650           1
   Average pay rate                                                   Euribor 3  months
   Average receive rate %                                                4.25      4.25
Interest rate currency swap
   Fixed (EUR) to Variable
(USD)                                                         500                   500         202
   Average pay rate                                                     Libor 3  months
   Average receive rate %                                   5.625                 5.625
Forward rate agreements                                                                          --
   Fixed interest in a range from 1.89% to 2.18% for a volume of USD 440 million
(maturity 2004).
   Fixed interest of 2.4% for a volume of EUR 50 million (maturity 2004)

Commodities
In order to hedge the price risk of natural gas, the Company has entered into put and call options for 100,000 barrels of petroleum for each month of January through March 2004, and 50,000 barrels of petroleum for each month of April through December 2004, whereby the price per barrel is fixed within a certain range. The Company also concluded futures contracts for the purchase of
2.5 million m3 of gas, reasonably spread over 2004, and 40,000 kWh of electricity for each month of 2004.

The fair value of such contracts is as follows:

----------------------------------------
Millions of euros; asset      Fair value
----------------------------------------
Petroleum options                      2
Gas futures                            2
Electricity futures                   --
========================================

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective at the reasonable assurance level.

In designing and evaluating our disclosure controls and procedures, our management, including the Chief Executive Officer and Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the Board of Management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

There were no significant changes in the Company's internal controls over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

The Supervisory Board has determined, that its member Mr. Lars Thunell is an Audit Committee Financial Expert as defined in Item 16A of Form 20-F.

Item 16.B. CODE OF ETHICS

The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President Finance, the Director Corporate Control, the Director Corporate Tax, the Director Corporate Internal Audit, the Group Controllers, the Business Unit Controllers, and the country controllers.

The Company has published its Financial Code of Ethics on its website (www.akzonobel.com).

No changes have been made to the Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above.

Akzo Nobel is subject to the Corporate Governance Code 2004 of The Netherlands and the Corporate Governance Rules of NASDAQ, both of which require that the Company has a code of conduct. The Company's Business Principles, which apply to all employees including the members of the Board of Management, complies with the Corporate Governance Code of the Netherlands. The Company has established several procedures to arrange for dissemination of the Business Principles and training company-wide. It also has established procedures to monitor compliance with the Business Principles in general and certain of its provisions in particular and to provide for enforcement of the Business Principles.

Item 16.C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The external auditor is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board. The appointment is for an indefinite period of time with a review every three years by the Audit Committee. The Audit Committee advises the Supervisory Board, which will communicate the results of this assessment to the General Meeting of Shareholders. The lead auditor in charge of the Akzo Nobel account will be changed every five years.

The Audit Committee has been granted direct responsibility for compensation and oversight of the auditors and the services they provide to the Company. The Committee formally evaluates the independence of the external auditor and preapproves the fees for all audit, audit-related, and permitted nonaudit services rendered by the external auditor. The external auditors are prohibited from providing certain non-audit services to the Company. In order to anchor this in the procedures of the Company, the Audit Committee adopted the "Akzo Nobel Auditors Independence Policy" and the related "Akzo Nobel Audit Committee Preapproval Policy on Audit, Audit-Related, and Nonaudit Services." The Audit Committee has adopted a policy on auditor independence which governs the external auditor's appointment, rotation, responsibilities, services rendered, compensation, and oversight. These policies can be found on the Company's website (www.akzonobel.com).

The aggregate fees billed by KPMG for professional services rendered for the years 2003 and 2002 were as follows:

------------------------------------
Millions of euros     2003    2002
------------------------------------
Audit fees               7.8     7.1
Audit-related fees       3.0     1.5
Tax fees                 3.2     2.6
Other fees               0.1     0.7
------------------------------------
Total                   14.1    11.9
====================================

Audit fees consist of fees for the examination and audit of both the consolidated financial statements and statutory financial statements of certain subsidiaries of Akzo Nobel N.V.. Audit-related fees primarily consist of fees in connection with audits of acquisitions and divestments and accounting consultations. Tax fees mainly relate to tax compliance and expatriate tax services. Other fees mainly comprise IT review and other permitted consultancy services.

PART III

Item 17. FINANCIAL STATEMENTS

Akzo Nobel has responded to Item 18.

Item 18. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS                                       Page

Report of independent auditors                                       122

Financial Statements:
-  Summary of significant accounting policies used in preparing
    the consolidated financial statements                            123
-  Consolidated balance sheets at December 31, 2003 and 2002         128
-  Consolidated statements of income for the years
    ended December 31, 2003, 2002 and 2001                           129
-  Consolidated statements of cash flows for the
    years ended December 31, 2003, 2002, and 2001                    130
-  Notes to the consolidated financial statements                    131

FINANCIAL STATEMENT SCHEDULE*

II  Valuation and qualifying accounts                                171

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Akzo Nobel N.V. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in the Netherlands. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As more fully discussed in the Summary of Significant Accounting Policies beginning on page 123, during 2003, the Company changed its methods of accounting for nonrecurring and extraordinary items.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.


Arnhem, the Netherlands
February 2, 2004                          KPMG Accountants N.V.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED IN PREPARING THE CONSOLIDATED FINANCIAL STATEMENTS

General

The consolidated financial statements of Akzo Nobel N.V. ("Akzo Nobel") and subsidiaries have been prepared in conformity with generally accepted accounting principles in the Netherlands ("NL GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). See Note 22 for a description of the differences between NL GAAP and US GAAP affecting Akzo Nobel's net income and shareholders' equity.

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

Change in accounting principle

In line with a revised Dutch accounting standard, results on divestments of activities, not being a business segment, no longer are reported as extraordinary items but are included in operating income. It only concerns a reclassification within the statement of income. Net income is not affected.

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

Joint ventures where Akzo Nobel has joint control are proportionally consolidated in those cases that this presents the true and fair view required by law. Interests in companies where Akzo Nobel can exercise significant influence are treated as nonconsolidated companies.

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

Statements of income in foreign currencies are translated into euros at average exchange rates. Foreign exchange differences resulting from translation into euros of shareholders' equities and of intercompany loans of a permanent nature with respect to subsidiaries outside the euro region are directly added to, or deducted from, equity.

Before being consolidated, the financial statements of subsidiaries established in hyperinflationary countries are adjusted for the effects of changing prices.

Principles of Valuation of Assets and Liabilities

Intangible Assets
Purchased goodwill is capitalized and amortized on a straight-line basis over the estimated useful life. In the majority of cases, economic life exceeds the rebuttable legal maximum of 5 years, benefits are expected to be generated over this longer period, which has a maximum of 20 years. Goodwill is determined as the difference between the fair value of the consideration paid for new interests and the fair value of the purchased net assets at the date of acquisition.

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

Property, Plant and Equipment
Property, plant and equipment are valued at cost less accumulated depreciation. Cost includes the financing charges of capital investment projects under construction. Capital investment grants are deducted from property, plant and equipment.

Depreciation is computed by the straight-line method based on estimated useful life, which in the majority of cases is 10 years for plant equipment and machinery, and which ranges from 20 to 30 years for buildings.

Impairment of Intangible Assets and Property, Plant and Equipment
Intangible assets and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of the asset with discounted value of the future net cash flows expected to be generated by the asset, either directly or indirectly. If the carrying amount of the asset exceeds this discounted cash flow value, an impairment charge for this excess is recognized.

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

Inventories
Inventories are stated at the lower of cost or net realizable value. Cost, defined as all direct manufacturing costs incurred in bringing the inventories to the present location and condition, is determined by the first-in first-out
(FIFO) method. Provisions are made for obsolescence.

Receivables
Receivables are stated at face amounts less such provisions as are considered necessary. Management decides upon such allowance after an assessment of the creditworthiness based on external and internal sources of information and the specific circumstances for the debtor. This assessment also takes into account certain somewhat more general circumstances such as serious adverse economic conditions in a specific country or region.

Cash and Cash Equivalents
Cash and cash equivalents are carried at face value, with the exception of marketable private borrowings and marketable securities, which are valued at the lower of cost or market value.

Long-term Liabilities
Provisions are recorded when it is probable that a liability has materialized, and the amount involved is reasonably estimable. Provisions are stated at face value, except for certain long-term provisions, which have been discounted against present long-term interest rates.

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

In certain countries the Company also provides postretirement benefits other than pensions to its employees. These plans are generally not funded. Valuations of the obligations under these plans are carried out by independent actuaries. The costs relating to such plans primarily consist of the present value of the benefits attributed on an equal basis to each year of service and the interest on this obligation in respect of employee service in previous years.

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

Stock-Based Compensation
The cost for the Employee Share Plan, whereby Akzo Nobel N.V. common shares are conditionally granted to the employees, is expensed over the vesting period, effective for the rights granted from 2002 onwards.

Long-Term Borrowings and Short-Term Debt
Long-term borrowings and short-term debt are stated at face value.

Principles of Determination of Income

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. For most of the Company's products, these criteria are generally met at the time the product is shipped and delivered to the customers and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, or, in cases where such acceptance is not required, when management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist. Examples of the abovementioned delivery conditions are "Free on Board point of delivery" and "Costs Insurance Paid point of delivery", where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer.

Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns. Return policies are typically in conformity with customary return arrangements in local markets.

Service revenue is recognized as services are rendered.

Provision for estimated contract losses, if any, is made as soon as such losses are foreseen.

Other Principles Observed in Preparation of Statement of Income
The determination of income is closely associated with the valuation of assets and liabilities. In addition, the following principles are observed in the preparation of the statement of income:

-Cost of sales comprises the manufacturing costs of the goods and services sold and delivered, and any inventory write-downs to lower net realizable value. Manufacturing costs include such items as:
   -  the costs of raw materials and supplies, energy, and other materials;
   - depreciation and the costs of maintenance of the assets used in production;
   - salaries, wages, and social charges for the personnel involved in manufacturing.

-Research costs and preparation and start-up expenses are charged to income as incurred.

-Royalty income is recognized on an accrual basis under Other Results.

-Restructuring and impairment charges and significant results on divestments are disclosed separately to enhance the insight into the underlying result for the period. This lay-out of the statement of income better reflects the underlying trends in the results of the activities.

-Interest on interest swaps and forward rate agreements is included in the statement of income under Financing Charges.

-Taxes on income comprise both current and deferred taxes, including effects of changes in tax rates.

-Income from nonconsolidated companies consists of Akzo Nobel's equity in earnings of these companies and interest on loans granted to them, with due allowance being made for taxes relating to these items.

Earnings per Share

Earnings per common share are calculated by dividing net income by the weighted average number of common shares outstanding during the year, which are as follows:

--------------------------------------------------------------------------------
                                                2003          2002          2001
--------------------------------------------------------------------------------
Shares for basic earnings per share      285,691,957   285,827,092   285,888,385
Effect of dilutive securities                721,016       504,113       440,479
--------------------------------------------------------------------------------
Shares for diluted earnings per share    286,412,973   286,331,205   286,328,864
================================================================================

                                   AKZO NOBEL
                           CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------
Before allocation of profit                                    December 31,
Millions of euros, except per share amounts                  2003         2002
------------------------------------------------------------------------------
Assets
Current assets
   Cash and cash equivalents (Note 3)                         727          520
   Receivables (Note 4)                                     2,533        2,629
   Accounts receivable from nonconsolidated
    companies                                                  32           43
   Inventories (Note 5)                                     2,133        2,206
   Prepaid expenses                                           106          143
                                                       ----------   ----------
Total current assets                                        5,531        5,541
Intangible assets (Note 6)                                    590          629
Property, plant and equipment, net (Note 7)                 3,967        4,402
Nonconsolidated companies (Note 8)                            353          491
Deferred tax assets (Note 20)                                 429          405
Deferred tax assets for minimum pension liability             361          503
Other assets                                                  723          818
                                                       ----------   ----------
Total assets                                               11,954       12,789
                                                       ==========   ==========
Liabilities and shareholders' equity
Short-term liabilities
   Short-term borrowings (Note 9)                             441          979
   Current liabilities (Note 10)                            2,843        2,944
   Payables to nonconsolidated companies                        4            5
   Current portion of long-term borrowings (Note 11)           40          734
                                                       ----------   ----------
Total short-term liabilities                                3,328        4,662
Long-term borrowings (Note 11)                              2,677        2,063
Long-term liabilities (Note 12)                             3,307        3,829
Minority interest                                             140          137
Shareholders' equity (Note 13)
   Priority shares:
      48 shares authorized and outstanding of EUR
       400 per share                                           --           --
   Common shares:
      Authorized 600,000,000 shares of EUR 2 per
       share
      Outstanding at December 31, 2003: 286,147,260
       shares                                                 572
      Outstanding at December 31, 2002: 286,147,260
       shares                                                              572
   Additional paid-in capital                               1,803        1,803
   Foreign currency translation adjustments                (1,045)        (896)
   Retained earnings                                        1,911        1,655
   Statutory reserves                                          85           82
                                                       ----------   ----------
   Capital and reserves                                     3,326        3,216
   Minimum pension liability                                 (824)      (1,118)
                                                       ----------   ----------
Total shareholders' equity                                  2,502        2,098
                                                       ----------   ----------
Total liabilities and shareholders' equity                 11,954       12,789
                                                       ==========   ==========

See accounting policies and notes to consolidated financial statements.

                                   AKZO NOBEL
                        CONSOLIDATED STATEMENTS OF INCOME
------------------------------------------------------------------------------
Millions of euros, except per share         for the years ended December 31,
amounts                                        2003         2002         2001
-----------------------------------------------------------------------------
Net sales                                    13,051       14,002       14,110
Cost of sales                                (6,933)      (7,301)      (7,393)
                                         ----------   ----------   ----------
Gross margin                                  6,118        6,701        6,717
   Selling expenses                          (3,317)      (3,549)      (3,565)
   Research and development expenses           (887)        (912)        (847)
   General and administrative expenses         (742)        (801)        (798)
   Restructuring and impairment
    charges (Note 16)                          (308)        (236)        (494)
   Gains on divestments (Note 17)                25           91          102
   Other results, net (Note 18)                 175           68           83
                                         ----------   ----------   ----------
Operating income                              1,064        1,362        1,198
   Interest income                               18           15           21
   Interest expense                            (184)        (219)        (278)
                                         ----------   ----------   ----------
Financing charges, net (Note 19)               (166)        (204)        (257)
                                         ----------   ----------   ----------
Operating income less net financing
 charges                                        898        1,158          941
Income taxes (Note 20)                         (254)        (335)        (294)
                                         ----------   ----------   ----------
Earnings of consolidated companies
 less income taxes                              644          823          647
Earnings from nonconsolidated
 companies (Note 8)                               7           30           55
                                         ----------   ----------   ----------
Earnings before minority interest               651          853          702
Minority interest                               (49)         (35)         (31)
                                         ----------   ----------   ----------
Net income                                      602          818          671
                                         ==========   ==========   ==========
Basic earnings per share                       2.11         2.86         2.35
                                         ==========   ==========   ==========
Diluted earnings per share                     2.10         2.86         2.34
                                         ==========   ==========   ==========

See accounting policies and notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
                                                               For the years ended December 31,
Millions of euros                                           2003             2002             2001
--------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                   602              818              671
Adjustments to reconcile net income to net
 cash provided by operating activities:
   Minority interest                                          49               35               31
   Depreciation and amortization, including
    write-downs                                              790              791              846
   Book gains on divestments                                 (30)             (94)            (114)
   Nonconsolidated companies                                   3               42              (18)
   Changes in deferred tax, pensions and
    other long-term liabilities                              116             (172)             166
Changes in working capital net of effect
  of acquisitions and disposals:
    Receivables and prepaid expenses                (71)             172             (165)
    Inventories                                    (105)            (102)             (79)
    Current liabilities exclusive of
     dividends, borrowings and current
     portion of long-term liabilities                57               47              103
                                                  -----           ------           ------
                                                            (119)             117             (141)
Other                                                        (14)              11               (4)
                                                         -------          -------          -------
Net cash provided by operating activities                  1,397            1,548            1,437
Cash flows from investing activities
Purchase of intangible assets                                (27)             (19)             (59)
Expenditures for property, plant and equipment              (581)            (689)            (822)
Proceeds from sale of property, plant and
 equipment                                                    56               14               10
Investments in nonconsolidated companies                     (16)              (4)
Repayment of loans by nonconsolidated companies               78                5               92
Acquisition of consolidated interests, net of
cash acquired
                                                            (101)            (257)            (314)
Proceeds from sale of interests                              147              208              376
Other                                                        (23)             (25)             (25)
                                                         -------          -------          -------
Net cash used in investing activities                       (451)            (779)            (746)
Cash flows from financing activities
Cash dividends paid                                         (370)            (363)            (376)
Purchase of shares                                                             (6)             (10)
Issuance of shares                                                              4                3
Increase of long-term borrowings                             782            1,044              142
Repayment of long-term borrowings                           (635)            (213)            (668)
Short term borrowings exceeding three months:
   Increase                                                  266              454            3,477
   Repayment                                                (396)          (1,389)          (3,563)
Changes in other short-term borrowings                      (359)            (186)             347
                                                         -------          -------          -------
Net cash used for by financing activities                   (712)            (655)            (648)
Effect of exchange rate changes on cash                      (27)             (49)              (4)
                                                         -------          -------          -------
Increase cash and cash equivalents                           207               65               39
                                                         =======          =======          =======
Cash and cash equivalents:
   At beginning of year                                      520              455              416
   At end of year                                            727              520              455

For supplemental disclosures see Note 23.
See accounting policies and notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(1) Industry Segment Information and Geographic Data

Akzo Nobel, headquartered in Arnhem, the Netherlands, is a market-driven and technology-based company, serving customers throughout the world with healthcare products, coatings, and chemicals.

(a) Industry Segment Information
The information presented below illustrates the relative importance of the individual groups.

-----------------------------------------------------------------------------
                                   Net sales             Operating income
Millions of euros           2003     2002     2001     2003    2002     2001
-----------------------------------------------------------------------------
Pharma                      3,550    4,008    4,044      538     747      869
Coatings                    5,233    5,521    5,591      386     446      223
Chemicals                   4,397    4,598    4,604      240     248      122
Miscellaneous products,
 intragroup deliveries,
 non-allocated items and
 eliminations                (129)    (125)    (129)    (100)    (79)     (16)
-----------------------------------------------------------------------------
Total                      13,051   14,002   14,110    1,064   1,362    1,198
=============================================================================

------------------------------------------------------------------------------------------------
                                                             Capital
                                Identifiable assets        expenditures         Depreciation
Millions of euros             2003     2002     2001    2003   2002   2001   2003   2002   2001
------------------------------------------------------------------------------------------------
Pharma                        3,153    3,195    3,333    210    297    317    158    152     148
Coatings                      3,059    3,338    3,372    128    131    181    140    150     156
Chemicals                     3,259    3,557    3,837    237    248    310    291    311     320
Miscellaneous products,
 nonallocated, and
 eliminations, including
 cash and cash equivalents    2,130    2,208    1,808      6     13     14     10      9      11
------------------------------------------------------------------------------------------------
                             11,601   12,298   12,350    581    689    822    599    622     635
Nonconsolidated companies       353      491      575
------------------------------------------------------------------------------------------------
Total                        11,954   12,789   12,925    581    689    822    599    622     635
================================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(b) Geographic Data
Below geographic information for Akzo Nobel is presented for net sales, operating income, identifiable assets and expenditures for property, plant and equipment.

-----------------------------------------------------------------------------------------------------------
                                     Net sales                  Net sales
                             by region of destination      by region of origin         Operating income
Millions of euros            2003     2002      2001     2003     2002     2001     2003     2002     2001
-----------------------------------------------------------------------------------------------------------
The Netherlands                 825      816      720    2,546    2,662    2,533      171      179      102
Germany                       1,147    1,084    1,052    1,088    1,051    1,070       73       34       12
Sweden                          510      517      512    1,102    1,184    1,088       66       95       72
United Kingdom                  840      963    1,036      798      911      924     (118)     (16)     (47)
Other European countries      3,963    3,951    3,964    3,100    3,016    3,266      509      591      641
USA and Canada                2,944    3,723    3,802    2,604    3,318    3,263       94      100      130
Latin America                   704      767      917      470      506      660       60       96       78
Asia                          1,453    1,513    1,429    1,022    1,064    1,039      125      140       66
Other regions                   665      668      678      321      290      267       59       52       42
Result on divestments                                                                  25       91      102
-----------------------------------------------------------------------------------------------------------
Total                        13,051   14,002   14,110   13,051   14,002   14,110    1,064    1,362    1,198
===========================================================================================================

-------------------------------------------------------------------------------
                              Identifiable assets        Capital expenditures
Millions of euros            2003     2002     2001     2003     2002     2001
-------------------------------------------------------------------------------
The Netherlands              2,942    2,618    2,595      173      197      235
Germany                        798      819      931       27       36       52
Sweden                         773      798      831       55       36       71
United Kingdom                 913    1,134    1,365       26       25       36
Other European countries     2,074    2,210    1,842      110      136      104
USA and Canada               2,014    2,772    3,090       81      177      220
Latin America                  400      424      589       18       31       33
Asia                           848      838      859       81       41       54
Other regions                  302      306      345       10       10       17
-------------------------------------------------------------------------------
                            11,064   11,919   12,447      581      689      822
Eliminations and cash and
 cash equivalents              537      379      (97)
Nonconsolidated companies      353      491      575
-------------------------------------------------------------------------------
Total                       11,954   12,789   12,925      581      689      822
-------------------------------------------------------------------------------

(2) Acquisitions and Dispositions

In March 2003, the CIRS SpA antifouling and suspending agents business was acquired for EUR 36 million, including EUR 32 million goodwill.

Effective June 30, 2003, the Impregnated Papers business was divested for EUR 112 million, resulting in a gain of EUR 2 million after taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

In April 2002, the Awlgrip (R) marine and aerospace coatings business was acquired for EUR 27 million, including EUR 19 million goodwill.

At the end of June 2002, the Industrial Specialties business of Crompton Corporation, including operations in the United States, Europe, and Asia, was acquired for EUR 96 million, of which EUR 15 million was paid in 2003. Goodwill was nil.

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

During 2003, 2002 and 2001, Akzo Nobel acquired and divested various other businesses, none of which were significant to the consolidated financial statements.

The acquisitions were accounted for by the purchase accounting method.

(3) Cash and Cash Equivalents

-------------------------------------------------------
Millions of euros                           2003   2002
-------------------------------------------------------
Cash in banks                                243    276
Short-term investments                       484    244
-------------------------------------------------------
Total                                        727    520
=======================================================

Short-term investments almost entirely consist of cash loans, time deposits, marketable private borrowings, and marketable securities immediately convertible into cash.

At December 31, 2003 and December 31, 2002, the amount of cash and cash equivalents was freely available.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(4) Receivables

---------------------------------------------------------------------------
Millions of euros                                              2003    2002
---------------------------------------------------------------------------
Trade receivables                                             1,956   2,064
Taxes                                                           246     293
Other receivables                                               360     286
                                                              -----   -----
                                                              2,562   2,643
Discounted drafts with recourse                                 (29)    (14)
---------------------------------------------------------------------------
Total                                                         2,533   2,629
===========================================================================
Allowances for doubtful accounts included
 as a deduction from receivables                                166     182
===========================================================================

(5) Inventories

---------------------------------------------------------------------------
Millions of euros                                              2003    2002
---------------------------------------------------------------------------
Raw materials and supplies                                      586     684
Work in process                                                 474     441
Finished products and goods for resale                        1,067   1,065
Inventory prepayments                                             6      16
---------------------------------------------------------------------------
Total                                                         2,133   2,206
===========================================================================
Provisions for obsolescence deducted from
inventory book values                                           160     151
===========================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(6) Intangible Assets

----------------------------------------------------------------------------------------------------------------
                                                                       Licenses,     Prior service
                                                                   know-how, and         costs for
                                                                    intellectual   minimum pension   Development
Millions of euros                             Total   Goodwill   property rights         liability         costs
----------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000
Cost of acquisition                             463        124               321                18
Accumulated amortization/impairment             (75)        (3)              (72)
                                              -----   --------   ---------------   ---------------
Book value                                      388        121               249                18
                                              =====   ========   ===============   ===============
Changes in book value
Acquisitions                                    105         94                11
Investments                                      59                           52                               7
Amortization                                    (39)       (10)              (28)                             (1)
Impairments                                     (18)        (2)              (16)
Change related to minimum pension liability       9                                              9
Change in exchange rates                          4         --                 4                --
                                              -----   --------   ---------------   ---------------   -----------
Total changes in 2001                           120         82                23                 9             6
Balance at December 31, 2001
Cost of acquisition                             623        218               371                27             7
Accumulated amortization/impairment            (115)       (15)              (99)                             (1)
                                              -----   --------   ---------------   ---------------   -----------
Book value                                      508        203               272                27             6
                                              =====   ========   ===============   ===============   ===========
Changes in book value
Acquisitions                                    127        127
Divestitures                                     (4)        (4)
Investments                                      19                           19                              --
Amortization                                    (59)       (19)              (39)                             (1)
Impairments                                     (82)        (8)              (74)
Change related to minimum pension liability     146                                            146
Change in exchange rates                        (26)       (21)               (5)
                                              -----   --------   ---------------   ---------------   -----------
Total changes in 2002                           121         75               (99)              146            (1)
Balance at December 31, 2002
Cost of acquisition                             758        314               264               173             7
Accumulated amortization/impairment            (129)       (36)              (91)                             (2)
                                              -----   --------   ---------------   ---------------   -----------
Book value                                      629        278               173               173             5
                                              =====   ========   ===============   ===============   ===========
Changes in book value
Acquisitions                                     61         61
Divestitures                                    (11)        (6)               (5)
Investments                                      27                           22                               5
Amortization                                    (53)       (25)              (26)                             (2)
Impairments                                     (23)        (2)              (21)
Change related to minimum pension liability      (8)                                            (8)
Change in exchange rates                        (32)       (25)               (7)
                                              -----   --------   ---------------   ---------------   -----------
Total changes in 2003                           (39)         3               (37)               (8)            3
Balance at December 31, 2003
Cost of acquisition                             775        339               260               165            11
Accumulated amortization/impairment            (185)       (58)             (124)                             (3)
                                              -----   --------   ---------------   ---------------   -----------
Book value                                      590        281               136               165             8
                                              =====   ========   ===============   ===============   ===========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(7) Property, Plant and Equipment

------------------------------------------------------------------------------------------------------------------------
                                                                       Plant               Construction in    Assets not
                                                                   equipment                  progress and   used in the
                                                       Buildings         and       Other    prepayments on    production
Millions of euros                              Total    and land   machinery   equipment          projects       process
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000
Cost of acquisition                            9,863       2,744       5,712         884               427            96
Accumulated depreciation/impairment           (5,362)       (958)     (3,699)       (612)                            (93)
                                              ------   ---------   ---------   ---------   ---------------   -----------
Book value                                     4,501       1,786       2,013         272               427             3
                                              ======   =========   =========   =========   ===============   ===========
Changes in book value
Acquisitions                                     165          54          97          14
Divestitures                                    (151)        (63)        (30)        (33)              (23)           (2)
Capital expenditures                             822         161         428          85               131            17
Disinvestments                                  (154)        (65)        (75)        (13)                             (1)
Depreciation                                     (10)         (5)         (3)         (1)                             (1)
Impairments                                     (635)       (119)       (436)        (76)                             (4)
Changes in exchange rates                         30           6          23           1
                                              ------   ---------   ---------   ---------   ---------------   -----------
Total changes in 2001                             67         (31)          4         (23)              108             9
Balance at December 31, 2001
Cost of acquisition                           10,337       2,838       6,002         924               535            38
Accumulated depreciation/impairment           (5,769)     (1,083)     (3,985)       (675)                            (26)
                                              ------   ---------   ---------   ---------   ---------------   -----------
Book value                                     4,568       1,755       2,017         249               535            12
                                              ======   =========   =========   =========   ===============   ===========
Changes in book value
Acquisitions                                     159          31         123           5                --            --
Divestitures                                      (9)         (3)         (2)         --                (4)
Capital expenditures                             689         260         413          91               (81)            6
Disinvestments                                   (34)        (17)        (11)         (4)               --            (2)
Depreciation                                    (622)       (112)       (426)        (83)                             (1)
Impairments                                      (28)         (8)        (19)         (1)                             --
Changes in exchange rates                       (321)       (137)       (130)        (13)              (41)           --
                                              ------   ---------   ---------   ---------   ---------------   -----------
Total changes in 2002                           (166)         14         (52)         (5)             (126)            3
Balance at December 31, 2002
Cost of acquisition                           10,315       2,864       6,105         906               409            31
Accumulated depreciation/impairment           (5,913)     (1,095)     (4,140)       (662)                            (16)
                                              ------   ---------   ---------   ---------   ---------------   -----------
Book value                                     4,402       1,769       1,965         244               409            15
                                              ======   =========   =========   =========   ===============   ===========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

------------------------------------------------------------------------------------------------------------------------
                                                                       Plant                 Construction     Assets not
                                                                   equipment               in progress and   used in the
                                                       Buildings         and       Other       prepayments    production
Millions of euros                              Total    and land   machinery   equipment       on projects       process
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002
Cost of acquisition                           10,315       2,864       6,105         906               409            31
Accumulated depreciation/impairment           (5,913)     (1,095)     (4,140)       (662)                            (16)
                                              ------   ---------   ---------   ---------   ---------------   -----------
Book value                                     4,402       1,769       1,965         244               409            15
                                              ======   =========   =========   =========   ===============   ===========
Changes in book value
Acquisitions                                      36          18           7           1                10
Divestitures                                     (79)        (27)        (49)         (2)               (1)
Capital expenditures                             581         130         294          82                60            15
Disinvestments                                   (52)        (22)        (15)         (6)               (3)           (6)
Depreciation                                    (599)       (113)       (402)        (82)                             (2)
Impairments                                     (115)        (81)        (32)                                         (2)
Changes in exchange rates                       (207)        (68)       (103)         (6)              (29)           (1)
                                              ------   ---------   ---------   ---------   ---------------   -----------
Total changes in 2003                           (435)       (163)       (300)        (13)               37             4
Balance at December 31, 2003
Cost of acquisition                            9,837       2,736       5,692         902               446            61
Accumulated depreciation/impairment           (5,870)     (1,130)     (4,027)       (671)                            (42)
                                              ------   ---------   ---------   ---------   ---------------   -----------
Book value                                     3,967       1,606       1,665         231               446            19
                                              ======   =========   =========   =========   ===============   ===========

The total book value of land at December 31, 2003 was EUR 273 million (at December 31, 2002: EUR 278 million).

The book value of property, plant and equipment financed by installment buying and leasing and not legally owned by the Company was EUR 104 million at December 31, 2003 (at December 31, 2002: EUR 42 million).

(8) Nonconsolidated Companies

------------------------------------------------------
Millions of euros                          2003   2002
------------------------------------------------------
Investments in nonconsolidated companies    345    466
Loans to nonconsolidated companies            8     25
------------------------------------------------------
Total                                       353    491
======================================================

Dividends received from nonconsolidated companies in 2003, 2002 and 2001 amounted to EUR 17 million, EUR 82 million and EUR 67 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Earnings from nonconsolidated companies is 2003 include a tax credit of EUR 4 million, in 2002 a tax credit of EUR 1 million, and in 2001 a tax charge of EUR 9 million.

At December 31, 2003, consolidated retained earnings included EUR 233 million (2002: EUR 261 million) of undistributed earnings from Akzo Nobel's investments in nonconsolidated companies. Accounts receivable from and payable to nonconsolidated companies are separately presented in the Consolidated Balance Sheet.

The most important nonconsolidated companies are the 50-percent interest in Flexsys, the 21-percent interest in Acordis and the 30-percent interest in Methanor.

Summarized information of nonconsolidated companies on a 100-percent basis follows:

----------------------------------------------------
Millions of euros                   2003        2002
----------------------------------------------------
Current assets                     1,265       1,208
Noncurrent assets                  1,007       1,472
                               ---------   ---------
Total assets                       2,272       2,680
                               =========   =========
Current liabilities                  604         683
Noncurrent liabilities               754         639
Shareholders' equity                 914       1,358
                               ---------   ---------
Total liabilities and equity       2,272       2,680
                               =========   =========

----------------------------------------------------------------
Millions of euros                   2003        2002        2001
----------------------------------------------------------------
Net sales                          3,018       3,283       3,745
Income before tax                     16          34         223
Net income                           (10)         31         172
================================================================

The decline of the 2003 statement of income figures predominantly is caused by the lower earnings for Acordis and Flexsys. The lower 2002 statement of income figures predominantly relate to lower earnings for Acordis, Flexsys and Methanor.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(9) Short-term Borrowings

------------------------------------------------------------------
                                  Balance at end
                                      of year in  Weighted average
                                     millions of    interest rate
                                           euros    at end of year
------------------------------------------------------------------
Year ended December 31, 2001
Banks                                        704                 5%
Commercial paper                           1,455                 4%
Borrowings from nonconsolidated
companies                                    108                 5%
Year ended December 31, 2002
Banks                                        517                 6%
Commercial paper                             396                 3%
Borrowings from nonconsolidated
companies                                     66                 5%
Year ended December 31, 2003
Banks                                        416                 4%
Commercial paper
Borrowings from nonconsolidated
companies                                     25                 3%
==================================================================

Commercial paper relates to Akzo Nobel's commercial paper program in the United States, which at December 31, 2003, as at December 31, 2002, had a maximum of USD 1.0 billion (year-end 2003: EUR 0.8 billion; year-end 2002: EUR 1.0 billion), and to Akzo Nobel's Euro commercial paper program, which at December 31, 2003, as at December 31, 2002, had a maximum of EUR 1.5 billion. At December 31, 2003, there was no commercial paper outstanding. At December 31, 2002, borrowings under the U.S. commercial paper were EUR 156 million, and under Akzo Nobel's Euro commercial paper EUR 240 million.

(10) Current Liabilities

-------------------------------------------------------------------------
Millions of euros                                        2003        2002
-------------------------------------------------------------------------
Prepayments by customers                                   14          21
Payable to suppliers                                    1,091       1,277
Taxes and social security contributions                   361         350
Amounts payable to employees                              329         351
Dividends                                                   3           2
Pensions                                                  313         198
Current portion of long-term liabilities
related to restructurings                                 160         216
Current portion of other long-term liabilities            153         137
Other                                                     419         392
-------------------------------------------------------------------------
Total                                                   2,843       2,944
=========================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(11) Long-term Borrowings

------------------------------------------------------------------------------
Millions of euros                                             2003        2002
------------------------------------------------------------------------------
Debentures                                                   2,551       2,600
Debt to credit institutions                                     77          87
Other borrowings                                                89         110
                                                         ---------   ---------
                                                             2,717       2,797
Current portion                                                (40)       (734)
------------------------------------------------------------------------------
Total                                                        2,677       2,063
==============================================================================

Debentures and other borrowings can be specified as follows:

------------------------------------------------------------------------------
Millions of euros                                             2003        2002
------------------------------------------------------------------------------
Debentures
6.38 %       1993 maturing 2003                                            136
7    %       1995 maturing 2005                                227         227
5.38 %       1998 maturing 2008                                512         512
5.63 %       2002 maturing 2009                                851         924
4.25 %       2003 maturing 2011                                750
6    %       1998 maturing 2003 (USD)                                      478
6.44 %       1997 maturing 2007 (USD)                           82         100
6.54 %       1997 maturing 2012 (USD)                          114         139
Other debenture loans with various currencies, rates
approximately 6% and various maturities                         15          84
                                                         ---------   ---------
                                                             2,551       2,600
                                                         =========   =========
Debt to credit institutions
Debt with various currencies and various rates                  77          87
                                                         ---------   ---------
                                                                77          87
                                                         =========   =========
Other borrowings
Borrowings with various currencies, various rates, and
various maturities; including capital lease
obligations                                                     89         110
                                                         ---------   ---------
                                                                89         110
                                                         =========   =========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Aggregate maturity is as follows:

------------------------------------------------------
Millions of euros                                 2003
------------------------------------------------------
2004                                                40
2005                                               281
2006                                                 9
2007                                                88
2008                                               524
Later                                            1,775
------------------------------------------------------
Total                                            2,717
======================================================

The average interest rate was 5.1 percent in 2003, 5.9 percent in 2002, and 6.1 percent in 2001.

None of the other borrowings and debt to credit institutions have been secured by mortgages etc. (at December 31, 2002: EUR 7 million).

In November 2003, the Company entered into a five-year revolving committed credit facility for an amount of EUR 1.5 billion. The USD 1.0 billion credit facilities and EUR 1.0 billion backup facility expired in 2003. None of the aforementioned facilities were used in 2003.

(12) Long-term Liabilities

------------------------------------------------------------------------------
Millions of euros                                             2003        2002
------------------------------------------------------------------------------
Deferred taxes                                                 590         513
Pension and postretirement benefits other than
pensions                                                     2,226       2,795
Restructuring of activities                                    120         116
Environmental costs                                            183         182
Other                                                          188         223
------------------------------------------------------------------------------
Total                                                        3,307       3,829
==============================================================================

Deferred Tax Provisions
For details on the total position for deferred taxes reference is made to Note
20.

Provisions for Pensions and Postretirement Benefits other than Pensions
Akzo Nobel has a number of defined benefit pension plans covering the majority of employees. The benefits for these plans are based primarily on years of service and employees' compensation. The funding policy for the plans is consistent with local requirements in the countries of establishment.

Obligations under the defined benefit plans are systematically provided for by depositing funds with trustees or separate foundations, under insurance policies, or by balance sheet provisions. Plan assets principally consist of long-term interest-earning investments, quoted equity securities, and real estate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Akzo Nobel also provides certain healthcare and life insurance benefits for most of the Company's retired employees in the United States and the Netherlands. The Company accrues for the expected costs of providing such postretirement benefits during the years that the employee renders the necessary services.

The measurement date for the pension and postretirement plans in the Netherlands is December 31. The measurement date for most foreign plans is September 30, with due allowance for contribution and benefit payments during the fourth quarter.

Below a table is provided with a summary of the changes in the pension benefit obligation and plan assets for 2003 and 2002.

-----------------------------------------------------------------------------------------------------
                                     The Netherlands             Foreign                  Total
Millions of euros                    2003        2002        2003        2002        2003        2002
-----------------------------------------------------------------------------------------------------
Benefit obligation
Balance at beginning of year       (4,023)     (3,682)     (4,332)     (4,268)     (8,355)     (7,950)
Acquisitions                           (3)                    (15)        (38)        (18)        (38)
Divestments/curtailments                           10                      27                      37
Service cost                         (163)       (139)        (86)        (99)       (249)       (238)
Interest cost                        (207)       (198)       (225)       (250)       (432)       (448)
Plan amendments                                                (2)          3          (2)          3
Benefits paid                         193         180         270         256         463         436
Actuarial gains and losses             65        (194)       (117)       (242)        (52)       (436)
Changes in exchange rates             278         279         278         279
                                ---------   ---------   ---------   ---------   ---------   ---------
Balance at end of year             (4,138)     (4,023)     (4,229)     (4,332)     (8,367)     (8,355)
Plan assets
Balance at beginning of year        3,086       3,233       2,896       3,474       5,982       6,707
Acquisitions                            3                                  31           3          31
Divestments/curtailments                          (10)                                            (10)
Contribution by employer              148         252         102          88         250         340
Contribution by employees              22           1          10          11          32          12
Benefits paid                        (187)       (171)       (238)       (222)       (425)       (393)
Actual return on plan assets          311        (219)        382        (258)        693        (477)
Changes in exchange rates                                    (204)       (228)       (204)       (228)
                                ---------   ---------   ---------   ---------   ---------   ---------
Balance at end of year              3,383       3,086       2,948       2,896       6,331       5,982
                                ---------   ---------   ---------   ---------   ---------   ---------
Funded status                        (755)       (937)     (1,281)     (1,436)     (2,036)     (2,373)
Unrecognized net loss                 546         734       1,176       1,445       1,722       2,179
Unrecognized prior service
costs                                 145         160          17          10         162         170
Unrecognized net transition
obligation                             --          (7)         --           7          --          --
-----------------------------------------------------------------------------------------------------
Net balances                          (64)        (50)        (88)         26        (152)        (24)
=====================================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The net balance of the pension benefit plans is recognized in the Consolidated Balance Sheet as follows:

-----------------------------------------------------------------------------------------------------
                                                  The Netherlands       Foreign            Total
Millions of euros                                  2003     2002     2003     2002     2003     2002
-----------------------------------------------------------------------------------------------------
Prepaid pension costs (under Other Assets)                             477      579      477      579
Provisions for pensions and other
postretirement benefits (under Long-term
Liabilities)                                        (319)    (519)  (1,652)  (1,878)  (1,971)  (2,397)
Intangible assets                                    145      153       20       20      165      173
Charged against shareholders' equity                 110      316    1,067    1,305    1,177    1,621
-----------------------------------------------------------------------------------------------------
Net balances                                         (64)     (50)     (88)      26     (152)     (24)
=====================================================================================================

For all plans, the accumulated benefit obligation exceeded plan assets both at December 31, 2003, and at December 31, 2002.

Details for the minimum pension liability are as follows:

-----------------------------------------------------------------------------------------------------
                                                  The Netherlands       Foreign            Total
Millions of euros                                  2003      2002    2003     2002     2003     2002
-----------------------------------------------------------------------------------------------------
Accumulated benefit obligation                    (3,698)  (3,605)  (4,117)  (4,184)  (7,815)  (7,789)
Credit/(charge) to shareholders' equity for
 minimum pension liability
  - before taxes                                     206     (313)     238   (1,242)     444   (1,555)
  - after taxes                                      134     (203)     168     (875)     302   (1,078)
=====================================================================================================

The 2003, 2002, and 2001 net periodic pension costs for the defined benefit pension plans were as follows:

--------------------------------------------------------------------------------------------------
                                        The Netherlands         Foreign               Total
Millions of euro                      2003   2002   2001   2003   2002   2001   2003   2002   2001
--------------------------------------------------------------------------------------------------
Service cost for benefits earned
 during the period                     141    138    138     76     88     89    217    226    227
Interest cost on projected
 benefit obligation                    207    198    183    225    250    266    432    448    449
Expected return on plan assets        (211)  (225)  (231)  (182)  (235)  (290)  (393)  (460)  (521)
Amortization of prior service costs     15     16     16      5     --      4     20     16     20
Amortization of net actuarial
 loss/(gain)                            23     --      1     68     36     (3)    91     36     (2)
Amortization of transition
 (asset)/obligation                     (7)    (8)    (7)     7      8      7     --     --     --
Settlement/curtailment loss                                   5      1             5      1
--------------------------------------------------------------------------------------------------
Net periodic pension costs             168    119    100    204    148     73    372    267    173
==================================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The principal defined benefit pension plans cover approximately 55 percent of Akzo Nobel's employees. The remaining plans primarily represent defined contribution plans. Expenses for these plans totaled EUR 39 million in 2003, EUR 31 million in 2002, and EUR 48 million in 2001.

The weighted average assumptions underlying the computations were:

--------------------------------------------------------------------------------------------------
                                       The Netherlands           Foreign              Total
Percent                               2003   2002   2001   2003   2002   2001   2003   2002   2001
--------------------------------------------------------------------------------------------------
Pension benefit obligation at
December 31,
- discount rate                        5.3    5.3    5.5    5.6    6.0    6.4    5.4    5.6    6.0
- rate of compensation increase        2.5    3.0    3.0    3.8    4.2    4.4    3.2    3.6    3.8
Net periodic pension costs
- discount rate                        5.3    5.5    5.5    6.0    6.4    6.6    5.6    6.0    6.1
- rate of compensation                 3.0    3.0    3.0    4.2    4.4    4.5    3.6    3.8    3.8
  increase
- expected return on                   6.8    7.0    7.0    6.7    7.3    7.3    6.8    7.2    7.2
  plan assets
==================================================================================================

The assumptions for the expected return on plan assets were based on a review of the historical returns of the asset classes in which the assets of the pension plans are invested. The historical returns on these asset classes were weighted based on the expected long-term allocation of the assets of the pension plans.

Akzo Nobel's primary objective with regard to the investment of pension plan assets is to ensure that in each individual scheme sufficient funds are available to satisfy future benefit obligations. For this purpose so-called asset and liability management (ALM) studies are made periodically at each pension fund. For each of the pension plans an appropriate mix is determined on the basis of the outcome of these ALM studies, taking into account the national rules and regulations. Pension plan assets principally consist of long-term interest-earning investments, quoted equity securities, and real estate.

The pension plan asset allocation at December 31, 2003 and 2002, and the target allocation for 2004 for the pension plan in the Netherlands by asset category are as follows:

----------------------------------------------------------------------------
                                                               Percentage of
                             Target allocation   plan assets at December 31,
Percent                                   2004             2003         2002
----------------------------------------------------------------------------
Equity securities                        30-50               42           35
Long-term interest earning
investments                              40-60               46           51
Real estate                           7.5-12.5                9           11
Other                                     0-10                3            3
----------------------------------------------------------------------------
Total                                                       100          100
============================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The weighted pension plan asset allocation at December 31, 2003 and 2002, and the target allocation for 2004, for the foreign pension plans by asset category are as follows :

----------------------------------------------------------------------------
                                                               Percentage of
                             Target allocation   plan assets at December 31,
Percent                                   2004             2003         2002
----------------------------------------------------------------------------
Equity securities                        45-55               51           47
Long-term interest earning
investments                              35-45               36           39
Real estate                               0-10                9            9
Other                                      0-5                4            5
----------------------------------------------------------------------------
Total                                                       100          100
============================================================================

Postretirement benefit plans concern healthcare benefits plans in the Netherlands and the United States. Below a table is provided with a summary of the changes in the accumulated postretirement benefit obligations and plan assets for 2003 and 2002.

-------------------------------------------------------------------------------
                                       The             The
                                   Netherlands    United States       Total
Millions of euros                 2003    2002    2003    2002    2003    2002
-------------------------------------------------------------------------------
Benefit obligation
Balance at beginning of year       (156)   (126)   (368)   (286)   (524)   (412)
Acquisitions                                                (10)            (10)
Divestments/curtailments                                      1               1
Service cost                         (7)     (4)    (15)    (11)    (22)    (15)
Interest cost                        (8)     (7)    (24)    (21)    (32)    (28)
Benefits paid                         7       6      17      17      24      23
Actuarial gains and losses          (29)    (25)    (55)   (117)    (84)   (142)
Changes in exchange rates                            70      59      70      59
                                  -----   -----   -----   -----   -----   -----
Balance at end of year             (193)   (156)   (375)   (368)   (568)   (524)
Plan assets
Balance at beginning of year                          2       2       2       2
Benefits paid                                        (1)     --      (1)     --
Actual return on plan assets                         --      --      --      --
Changes in exchange rates                            --      --      --      --
                                  -----   -----   -----   -----   -----   -----
Balance at end of year                                1       2       1       2
                                  -----   -----   -----   -----   -----   -----
Funded status                      (193)   (156)   (374)   (366)   (567)   (522)
Unrecognized net loss                80      52     109      75     189     127
Unrecognized prior service costs      8       9       2       2      10      11
-------------------------------------------------------------------------------
Net balances                       (105)    (95)   (263)   (289)   (368)   (384)
===============================================================================

The net balances of other postretirement benefit plans are all recognized in the Consolidated Balance Sheet under provisions for pensions and other postretirement benefits (under provisions).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

In the United States, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law on December 8, 2003. The Act introduces prescription drug benefits for retirees as well as federal subsidy to sponsors of postretirement healthcare plans that will both begin on January 1, 2006. The Act became law subsequent to the measurement date for Akzo Nobel's postretirement medical plans under SFAS 106, being September 30. The implications of the Act will be included in the calculations which will be made per September 30, 2004 measurement date.

Net periodic other postretirement benefit costs are as follows:

---------------------------------------------------------------------------------------------
                                  The Netherlands     The United States          Total
Millions of euros                2003   2002   2001   2003   2002   2001   2003   2002   2001
---------------------------------------------------------------------------------------------
Service cost for benefits
 allocated to the period            7      4      3     15     11     10     22     15     13
Interest cost on accumulated
 postretirement obligation          8      7      5     24     21     20     32     28     25
Amortization of prior service
 costs                             --      1            --     (1)    (1)    --     --     (1)
Net actuarial loss recognized       3      1             3     (1)    (3)     6     --     (3)
Curtailment loss/(gain)                                         1    (13)            1    (13)
---------------------------------------------------------------------------------------------
Net periodic other
 postretirement benefit costs      18     13      8     42     31     13     60     44     21
=============================================================================================

Weighted average assumptions for postretirement benefits were as follows:

--------------------------------------------------------------------------
                                     The Netherlands    The United States
Percent                            2003   2002   2001   2003   2002   2001
--------------------------------------------------------------------------
Discount rate for net periodic
 benefit cost                       5.3    5.5    5.5    6.8    7.5   7.75
Discount rate for benefit
 obligations at December 31         5.3    5.3    5.5    6.3    6.8    7.5
Assumed healthcare cost trend
 rates at December 31 :
- healthcare trend rate assumed
  for next year                     4.0    4.0    4.0    9.5   10.0    7.5
- rate to which the cost rate is
  assumed to decline
  (the ultimate rate)               4.0    4.0    4.0    5.0    5.0    5.5
- year that the rate reaches the
  ultimate trend rate              2004   2003   2002   2009   2009   2005
==========================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

--------------------------------------------------------------------------------------------------
                                     The Netherlands      The United States          Total
                                   1 percentage point     1 percentage point   1 percentage point
Millions of euros                  increase   decrease   increase   decrease   increase   decrease
--------------------------------------------------------------------------------------------------
Effect on total of service and
 interest cost                            5          4          6          5         11          9
Effect on postretirement benefit
 obligation                              24         21         53         42         77         64
==================================================================================================

Cash Flows
The Company expects to contribute EUR 315 million to its pension plans in 2004, of which EUR 195 million for the pension plan in the Netherlands and EUR 120 million for the foreign pension plans.

The following benefit payments, which take into account the effect of future service, are expected to be paid.

--------------------------------------------------------------------------------
                                Pensions             Other retirement benefits
                                                                     The
                            The                             The   United
Millions of euros   Netherlands   Foreign   Total   Netherlands   States   Total
--------------------------------------------------------------------------------
2004                        194       235     429             8       15      23
2005                        203       239     442             8       17      25
2006                        213       244     457             9       17      26
2007                        226       251     477            10       18      28
2008                        240       254     494            11       19      30
2009-2013                 1,435     1,340   2,775            68      116     184
================================================================================

Provisions for Restructuring of Activities
Provisions for restructuring of activities comprise accruals for certain employee termination benefits and for costs which are directly associated with plans to exit specific activities, primarily related to costs associated with closing down facilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The changes in these provisions (including the short-term portion) are summarized as follows:

-----------------------------------------------------------------------
                                    Termination        Exit       Total
Millions of euros                      benefits       costs   provision
-----------------------------------------------------------------------
Balance at December 31, 2000                173          95         268
Changes in exchange rates                    --           1           1
Additions charged to income
 as restructuring charge                    163         108         271
Other additions charged to income             7           5          12
Utilization                                (118)        (34)       (152)
                                    -----------   ---------   ---------
Balance at December 31, 2001                225         175         400
Changes in exchange rates                    (3)        (11)        (14)
Additions charged to income as
 restructuring charge                        68          55         123
Other additions charged to income            15           9          24
Utilization                                (123)        (78)       (201)
                                    -----------   ---------   ---------
Balance at December 31, 2002                182         150         332
Changes in exchange rates                    (4)         (6)        (10)
Additions charged to income as
 restructuring charge                       149          21         170
Other additions charged to income            14           4          18
Divestiture                                  --          (2)         (2)
Utilization                                (133)        (86)       (219)
                                    -----------   ---------   ---------
Balance at December 31, 2003                208          81         289
                                    ===========   =========   =========

At December 31, 2003, the provision for termination benefits involves 3,200 employees that either already have been terminated or will be terminated in the near future (December 31, 2002: 3,300).

Provisions for Environmental Costs
For details on environmental exposures reference is made to Note 14.

Other provisions
Other provisions relate to a great variety of risks and commitments, including provisions for antitrust cases of EUR 48 million. Reference is made to Note 14.

(13) Shareholders' Equity

Capital Stock
Authorized capital stock of Akzo Nobel N.V. is EUR 1,600,019,200 and consists of 48 priority shares of EUR 400, 600 million common shares of EUR 2 and 200 million cumulative preferred shares of EUR 2. Subscribed share capital consists of 48 priority shares, 286,147,260 common shares, and no preferred shares. In 2003, no common shares were issued. In 2002, 102,960 common shares were issued in connection with the exercise of options.

In connection with Akzo Nobel's Employee Share Plan and Stock Option Plan, the Company held 455,303 common shares both at December 31, 2003 and December 31, 2002. During 2003 no common shares were purchased or sold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

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

2003 dividend proposal
A dividend of EUR 1.20 per common share (2002: EUR 1.20) was approved by the General Meeting of Shareholders on April 22, 2004. In November 2003 an interim dividend of EUR 0.30 was declared and paid. Adoption of this proposal resulted in a dividend payment of EUR 343 million.

Statutory reserves
At the Annual Meeting of Shareholders of April 26, 2001, an amendment of the Articles of Association was approved whereby the par value of the priority shares was adjusted from NLG 1,000 to EUR 400 and of the common shares and the cumulative preferred shares from NLG 5 to EUR 2. As the revised par values are somewhat lower than the original par values, in accordance with section 67a of Book 2 of the Netherlands Civil Code, the Company recognized a statutory reserve of EUR 77 million for this reduction in subscribed share capital. Statutory reserves also include EUR 8 million for capitalized development costs, as well as the reserves relating to the earnings retained by affiliated companies after 1983. The latter statutory reserves have been calculated by the so-called collective method.

Stock Options/Stock Appreciation Rights

Stock Options
Options are granted to all members of the Board of Management, Senior Vice Presidents and Executives. The number of participants was 762 in 2003 (2002:
775). The options for Senior Vice Presidents and Executives expire after five years; while options granted from 2002 expire after seven years. Options (conditionally) granted to members of the Board of Management as from 2000 expire after ten years. Options granted from 2003 onwards expire after seven years. The options issued under the plan in 1998

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

were exercisable immediately upon grant. Options issued as from 1999 cannot be exercised during the first three years.

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

Stock option activity during the periods indicated was as follows:

----------------------------------------------------------------
                                    Number of   Weighted-average
Number of options or EUR              options     exercise price
----------------------------------------------------------------
Balance at December 31, 2000        2,767,688              43.27
Granted                             1,193,170              46.82
Exercised                            (103,412)             25.93
Forfeited                             (50,600)             42.97
                                    ---------
Balance at December 31, 2001        3,806,846              44.86
Granted                             1,217,420              45.73
Exercised                            (106,056)             36.66
Forfeited                             (44,520)             45.26
                                    ---------
Balance at December 31, 2002        4,873,690              45.25
Granted                             1,197,790              19.06
Exercised                                   0
Forfeited                            (500,580)             46.18
                                    ---------
Balance at December 31, 2003        5,570,900              39.53
================================================================

At December 31, 2003, the range of exercise prices and weighted-average remaining contractual life of outstanding options was EUR 16.81 - EUR 47.40 and
3.6 years, respectively. At December 31, 2003 and 2002, the number of options exercisable was 2,036,660 and 1,458,700, respectively, and the weighted-average exercise price of those options was EUR 43.65 and EUR 43.88, respectively.

Employee Share Plan
In 2001, the Company introduced the Akzo Nobel Employee Share Plan, whereby Akzo Nobel N.V. common shares are conditionally granted to the employees. Generally, these rights vest if the employee has remained in the Company's service for a period of three years. The number of shares granted varies from country to country. During 2003, rights for 200,000 common shares were granted.
In November 2003, the Board of Management decided to accelerate the settlement of this plan. The rights for all shares granted will become unconditional per May 1, 2004.
At December 31, 2003, conditional rights for 591,000 shares were outstanding, which will now all vest on May 1, 2004.

                                                                             151
Shareholders' equity

---------------------------------------------------------------------------------------------------------------
                                    Thousands of euros                       Millions of euros
---------------------------------------------------------------------------------------------------------------
                                     Priority shares                           Common shares
---------------------------------------------------------------------------------------------------------------
                                                                                        Additional
                                  Number of        Share      Number of        Share       paid-in    Statutory
                                     shares      capital         shares      capital       capital     reserves
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000             48           22    285,937,700          649         1,796           --
---------------------------------------------------------------------------------------------------------------
Net income
Dividends*
Issuance of common stock due to
 exercise of options                                            106,600                          3
Purchase of common shares, net
Reduction of par value                                (2)                        (77)                        77
Changes in minimum pension
 liability
Capitalized development cost                                                                                  6
Foreign currency translation
 adjustments
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001             48           20    286,044,300          572         1,799           83
---------------------------------------------------------------------------------------------------------------
Net income
Dividends**
Issuance of common stock due to
 exercise of options                                            102,960                          4
Purchase of common shares, net
Changes in minimum pension
 liability
Capitalized development cost                                                                                 (1)
Foreign currency translation
 adjustments
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002             48           20    286,147,260          572         1,803           82
---------------------------------------------------------------------------------------------------------------
Net income
Dividends**
Purchase of common shares, net
Changes in minimum pension
 liability
Capitalized development cost                                                                                  3
Foreign currency translation
 adjustments
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003             48           20    286,147,260          572         1,803           85
---------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                                            Millions of euros
------------------------------------------------------------------------------------------------------
                                                              Common shares
------------------------------------------------------------------------------------------------------
                                      Foreign
                                      currency                     Capital        Minimum
                                   translation       Retained          and        pension
                                   adjustments       earnings     reserves      liability        Total
------------------------------------------------------------------------------------------------------
Balance at December 31, 2000              (616)           873        2,702             (8)       2,694
------------------------------------------------------------------------------------------------------
Net income                                                671          671                         671
Dividends*                                               (343)        (343)                       (343)
Issuance of common stock due to
 exercise of options                                                     3                           3
Purchase of common shares, net                            (10)         (10)                        (10)
Reduction of par value
Changes in minimum pension
 liability                                                                            (32)         (32)
Capitalized development cost                               (6)
Foreign currency translation
 adjustments                              (105)                       (105)                       (105)
------------------------------------------------------------------------------------------------------
Balance at December 31, 2001              (721)         1,185        2,918            (40)       2,878
------------------------------------------------------------------------------------------------------
Net income                                                818          818                         818
Dividends**                                              (343)        (343)                       (343)
Issuance of common stock due to
 exercise of options                                                     4                           4
Purchase of common shares, net                             (6)          (6)                         (6)
Changes in minimum pension
 liability                                                                         (1,078)      (1,078)
Capitalized development cost                                1           --
Foreign currency translation
 adjustments                              (175)                       (175)                       (175)
------------------------------------------------------------------------------------------------------
Balance at December 31, 2002              (896)         1,655        3,216         (1,118)       2,098
------------------------------------------------------------------------------------------------------
Net income                                                602          602                         602
Dividends**                                              (343)        (343)                       (343)
Purchase of common shares, net                             --           --             --
Changes in minimum pension
 liability                                                                            294***       294
Capitalized development cost                               (3)          --                          --
Foreign currency translation
 adjustments                              (149)                       (149)                       (149)
------------------------------------------------------------------------------------------------------
Balance at December 31, 2003            (1,045)         1,911        3,326           (824)       2,502
------------------------------------------------------------------------------------------------------

* EUR 0.90 per ordinary share and EUR 13.62 per priority share as final dividend for previous year, and EUR 0.30 and EUR 12.00, respectively, was declared as interim dividend for current year.
** EUR 0.90 per ordinary share and EUR 12.00 per priority share as final dividend for previous year, and EUR 0.30 and EUR 12.00, respectively, was declared as interim dividend for current year.
*** Includes minimim pension liability for nonconsolidated companies of EUR 8 million.

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

In accordance with the aforementioned policies, as of December 31, 2003 the aggregate environmental related long-term liabilities and accruals accounted for amounted to EUR 203 million (December 31, 2002: EUR 204 million). The undiscounted environmental liabilities at December 31, 2003 amounted to EUR 293 million.

Although the Company believes that over the years it and its predecessors utilized operating practices that were standard in the relevant industry and were in compliance with existing environmental regulations, hazardous materials may have been released in or under currently-or previously-operated sites. Consequently, the Company may be required to remediate contamination at some of these sites. Although the Company does not have sufficient information to estimate its potential liability in connection with any potential future remediation, it believes that if any such remediation is required, it will occur over an extended period of time. The Company anticipates that there may be a need for future provisions for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

environmental costs which, in management's opinion based on information currently available, would not have a material adverse effect on the Company's financial position and liquidity, but could be materially adverse to the Company's results of operations or cash flows in any one accounting period. Environmental liabilities can change substantially by the emergence of additional information on the nature or extent of contamination, the necessity of employing particular methods of remediation, actions by governmental agencies or private parties or other factors of a similar nature.

Antitrust Cases
Akzo Nobel is involved in investigations by the antitrust authorities in the United States, Canada, and the European Union into alleged violations of the respective antitrust laws for some products in these jurisdictions. In addition, the Company is involved in civil damage claims in relation to some of these alleged antitrust violations. Fines, civil damage settlements, and legal costs incurred in 2003 in connection with these cases amounted to EUR 27 million (2002: EUR 9 million). Based on an estimate of the probable fines, civil damages, and costs to be paid over a number of years to come-taking into account legal advice and the current facts and circumstances-the Company has a provision amounting to EUR 75 million (2002: EUR 102 million).

With regard to Flexsys, a 50/50 joint venture for rubber chemicals with Solutia Inc., authorities in the United States, Canada, and Europe are investigating the past commercial practices in this industry. We have been informed by Flexsys management that it is cooperating with the authorities and will continue to do so. We are also aware of a number of purported class actions that have been filed against Flexsys in federal court (by direct purchasers) and in various state courts (by alleged indirect purchasers) in the United States. As 50-percent owner of Flexsys, the Company has been named as codefendant in the federal actions. Flexsys has recognized certain provisions for these cases.

However, it should be understood, that in light of future developments such as
(a) the outcome of the investigations of the various antitrust authorities, (b) potential additional lawsuits by (indirect) purchasers, (c) possible future civil settlements, (d) the failure to satisfy the conditions of any future class action settlement, and (e) adverse rulings or judgments in the pending investigations or in related civil suits, the antitrust matters could result in additional liabilities and related costs. The Company at this point in time cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts with sufficient certainty to allow such amount or range of amounts to be meaningful. Moreover, the aforementioned liabilities are typically paid over a number of years and the timing of such payments cannot be predicted with confidence. The Company believes that the potential aggregate amount of any additional fines and civil damages to be paid will not materially affect the Company's financial position. The aggregate amount, however, could be material to the Company's results of operations or cash flows in any one accounting period.

Other Litigation (including Remeron (R) cases)
In December 2002 summary judgment of non-infringement was obtained by certain generic drug manufacturers, sued by the Company under the U.S. Hatch-Waxman Act, alleging inducement of infringement by such manufacturers of the Company's U.S. patent protecting the use of mirtazapine (Remeron (R)) in combination with one or more SSRI's for the treatment of depression. Three of the generic drug manufacturers sued by the Company have filed antitrust claims against the Company as counterclaims in the infringement actions brought by the Company. In addition, antitrust claims were filed against the Company in the United States on behalf of classes of direct and indirect purchasers of Remeron (R). These cases have been consolidated in the Federal District Court of New Jersey. On December 3, 2003, the Court ruled in favor of the Company on two of the grounds asserted by the generic drug manufacturers as the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

basis for their antitrust counterclaims, but did not rule on other grounds claimed to constitute a basis for antitrust liability. The Company is vigorously defending these claims. In addition to these cases, the State Attorneys General of the States of Texas, Florida, and Oregon have opened civil investigations to determine if the Company's conduct violated the laws of any of these states. The Federal Trade Commission is also conducting an "informal" civil investigation and is working with the State Attorneys General. As of this date, no State Attorney General has joined in the consolidated antitrust litigation.

Reference is made to Note 24 - Subsequent Events (unaudited) for further developments in the Remeron (R) cases.

There are pending against Akzo Nobel N.V. and its subsidiaries a number of other claims, all of which are contested. The Company is also involved in disputes with tax authorities in several jurisdictions.

While the outcome of these claims and disputes cannot be predicted with certainty, management believes, based upon legal advice and information received, that the final outcome will not materially affect the consolidated financial position but could be material to the Company's result of operations or cash flows in any one accounting period.

Commitments
Purchase commitments for property, plant and equipment aggregated EUR 80 million at December 31, 2003. At December 31, 2002, these commitments totaled EUR 127 million. In addition, the Company has purchase commitments for raw materials and supplies incident to the ordinary conduct of business.

Long-term commitments contracted in respect of leasehold, rental, operational leases, research, etc., aggregated EUR 504 million at December 31, 2003 (at December 31, 2002: EUR 647 million). Payments due within one year amount to EUR 153 million (2002: EUR 188 million); payments due after more than five years amount to EUR 84 million (2002: EUR 99 million). The lease commitments included in the total December 31, 2003 commitments amounted to EUR 299 million.

Expenses for non-cancelable operating leases and other commitments in 2003, 2002 and 2001 were EUR 188 million, EUR 141 million and EUR 143 million, respectively.

Obligations under long-term non-cancelable operating leases and other commitments for each of the next five years and thereafter are as follows:

-------------------------------------------------------------
Millions of euros                   Lease       Other   Total
-------------------------------------------------------------
2004                                   88          65     153
2005                                   67          43     110
2006                                   47          31      78
2007                                   29          14      43
2008                                   20          16      36
Later                                  48          36      84
-------------------------------------------------------------
Total                                 299         205     504
=============================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Guarantees
Guarantees relating to nonconsolidated companies amounted to EUR 9 million (at December 31, 2002: EUR 9 million). As general partner in several partnerships, Akzo Nobel companies are liable for obligations incurred by these partnerships. At December 31, 2003, the risk ensuing from these liabilities was EUR 139 million (at December 31, 2002: EUR 159 million).

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

At December 31, 2003, outstanding contracts to buy currencies totaled EUR 1.4 billion (at December 31, 2002: EUR 1.0 billion), while contracts to sell currencies totaled EUR 1.6 billion (at December 31, 2002: EUR 2.1 billion). These contracts mainly relate to U.S. dollars, Canadian dollars, Swedish kronor, pounds sterling, and Japanese yen.

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

The Company swapped EUR 500 million fixed rate liabilities with an interest rate of 5.625 percent with floating rate LIBOR-related liabilities of USD 445 million and a remaining maturity of 5 years.

The Company swapped fixed rate liabilities with an interest rate of 4.25 percent with floating rate EURIBOR-related liabilities for an amount of EUR 650 million and a remaining maturity of 7 years.

The Company concluded forward rate agreements covering USD 440 million whereby interest percentages are fixed in a range from 1.89 percent to 2.18 percent for the period February 7, 2003 through February 9, 2004, and covering EUR 50 million with an interest percentage of 2.4 percent for the period October 15, 2003 through January 15, 2004.

Fixed rate liabilities with an interest rate of 6.3 percent were swapped with floating rate EURIBOR-related liabilities for an amount of EUR 145 million and a remaining maturity of 2 years. Floating rate EURIBOR-related liabilities were swapped with fixed rate liabilities with an interest rate of 5.3 percent for an amount of EUR 145 million and a remaining maturity of 2 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

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

Due to the geographical spread of the Company and the diversity of its customers, the Company is not subject to any material concentration of credit risks.

Commodities
In order to hedge the price risk of natural gas, the Company has entered into put and call options for 100,000 barrels of petroleum for each month of January through March 2004, and 50,000 barrels of petroleum for each month of April through December 2004, whereby the price per barrel is fixed within a certain range. The Company also concluded futures contracts for the purchase of 2.5 million m3 of gas, reasonably spread over 2004, and 40,000 kWh of electricity for each month of 2004.

Fair Value of Financial Instruments
The carrying values and estimated fair values of financial instruments do not differ materially with the exception of the following:

---------------------------------------------------------------------------
                              December 31, 2003       December 31, 2002
Millions of euros             Carrying    Estimated   Carrying    Estimated
Asset/(liability)               amount   fair value     amount   fair value
---------------------------------------------------------------------------
Long-term borrowings            (2,717)      (2,834)    (2,797)      (2,947)
Foreign currency contracts          93           91        108          113
Interest rate currency swap        148          202         76          131
Interest swap contracts             --            4         --            4
Forward rate agreements             --           --         --           (1)
Petroleum swap                                    2         --           --
Gas futures                                       2
Electricity futures                              --
===========================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The fair value of the Company's long-term borrowings is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt with similar maturities.

The fair value of foreign currency contracts, swap contracts, petroleum options, and gas and electricity futures is estimated by obtaining quotes from dealers and brokers.

The carrying amounts of cash and cash equivalents, receivables, short-term borrowings and other current liabilities approximate fair value due to the short maturity period of those instruments.

The Company has no other significant financial instruments.

(16) Restructuring and impairment charges

In 2003, 2002 and 2001, the following nonrecurring charges for consolidated companies were included:

-------------------------------------------------------------------------------
Millions of euros                               2003          2002         2001
-------------------------------------------------------------------------------
Asset impairments at
- Pharma                                        (114)          (77)          (3)
- Coatings                                        (5)           (2)         (45)
- Chemicals                                      (19)          (31)        (124)
Restructurings at:
- Pharma                                         (40)          (34)         (33)
- Coatings                                       (40)          (24)        (156)
- Chemicals                                      (90)          (68)        (133)
-------------------------------------------------------------------------------
Total                                           (308)         (236)        (494)
===============================================================================

(17) Gains on divestments

-------------------------------------------------------------------------------
Millions of euros                               2003          2002         2001
-------------------------------------------------------------------------------
Gain on divestment                                25            91           26
===============================================================================

In 2003, the gain on divestments mainly concerned the sale of Chemicals' property in the United Kingdom.
In 2002, it predominantly concerned the divestment of Rosemont Pharmaceuticals in the United Kingdom.
In 2001, the gain related to the divestment of the Diagnostics business, the Printing Inks activities, and the Monomers business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(18) Other Results

The following items are included as other results:

-------------------------------------------------------------------------------
Millions of euros                               2003          2002         2001
-------------------------------------------------------------------------------
Payment from Pfizer                               88
Royalties                                         55            57           48
Results on sale of redundant assets                5             5            3
Pension premium refund Sweden                                   15           19
Currency exchange differences                     16           (15)           4
Other items                                       11             6            9
-------------------------------------------------------------------------------
Total                                            175            68           83
===============================================================================

The payment from Pfizer relates to the cooperation agreement for asenapine, which was concluded in the last quarter of 2003.

(19) Financing Charges

Interest expense was reduced by EUR 6 million, EUR 7 million, and EUR 5 million in 2003, 2002 and 2001, respectively, due to the capitalization of financing expenses of capital investment projects under construction.

(20) Income Taxes

The Company recognizes deferred tax assets in so far as their realization is more likely than not.

Tax charges/(benefits) are as follows:

-------------------------------------------------------------------------------
Millions of euros                               2003          2002         2001
-------------------------------------------------------------------------------
Operating income less financing charges          254           335          294
Nonconsolidated companies*                        (4)           (1)           9
                                          ----------   -----------   ----------
                                                 250           334          303
Minimum pension liability                        142          (477)         (21)
-------------------------------------------------------------------------------
Total                                            392          (143)         282
===============================================================================

* Includes nonrefundable withholding taxes for dividends and income taxes relating to the Company's share in partnership earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Pre-tax income (including earnings from nonconsolidated companies) in the Netherlands and from foreign operations is as follows:

-------------------------------------------------------------------------------
Millions of euros                               2003          2002         2001
-------------------------------------------------------------------------------
The Netherlands                                  125           122           46
Foreign                                          776         1,065          959
-------------------------------------------------------------------------------
Total                                            901         1,187        1,005
===============================================================================

The tax charges/(benefits) in the Netherlands and from foreign operations were as follows:

--------------------------------------------------------------------------------
Millions of euros                  2003                 2002                2001
--------------------------------------------------------------------------------
Current tax
The Netherlands           77                    48                   7
Foreign                  136                   322                 177
                   ---------              --------             -------
                                    213                  370                 184
Deferred tax
The Netherlands          (34)                   (6)                  9
Foreign                   71                   (30)                110
                   ---------              --------             -------
                                     37                  (36)                119
--------------------------------------------------------------------------------
Total                               250                  334                 303
================================================================================

Included in the deferred income tax expense (benefit) above are benefits of operating loss carryforwards of EUR 69 million, EUR 29 million, and EUR 50 million for the years ended December 31, 2003, 2002, and 2001, respectively. Also included in the deferred income tax expense above are net adjustments of the beginning-of-the-year balance of the valuation allowance of a increase of EUR 5 million, an decrease of EUR 1 million, and an increase of EUR 1 million for the years ended December 31, 2003, 2002, and 2001, respectively.

The table below reconciles the normal corporation tax rates in the Netherlands to the effective consolidated rates in the statement of income.
-------------------------------------------------------------------------------
Percentages                                     2003          2002         2001
-------------------------------------------------------------------------------
Corporate tax rate in the Netherlands             35            35           35
Nontaxable income from nonconsolidated
 companies (excluding partnerships)               (1)           (4)          (1)
Effect of lower tax rates in specific
 countries                                        (3)           (4)          (3)
Tax exempt income/loss                            (1)           (1)          (3)
Change in valuation allowance                     (2)            2            2
-------------------------------------------------------------------------------
Total                                             28            28           30
===============================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

At December 31, 2003, losses carried forward amounted to EUR 535 million, of which EUR 117 million will expire within five years. For an amount of EUR 202 million of losses, there is no expiration date.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002, are presented below.

----------------------------------------------------------------------
Millions of euros                                  2003           2002
----------------------------------------------------------------------
Net operating loss carry forwards                   169            204
Minimum pension liability                           361            503
Provisions                                          320            393
Intangible assets                                    57             85
                                             ----------    -----------
Total gross deferred tax assets                     907          1,185
Less valuation allowance                            (40)           (65)
                                             ----------    -----------
Net deferred tax assets                             867          1,120
Property, plant and equipment                      (172)          (255)
Overfunding at pension funds                       (119)          (162)
Other                                              (376)          (308)
                                             ----------    -----------
Total deferred tax liabilities                     (667)          (725)
----------------------------------------------------------------------
Net deferred tax asset                              200            395
======================================================================

Classification of deferred tax assets and liabilities, which is determined at a fiscal entity level, is as follows:

----------------------------------------------------------------------
Millions of euros                                  2003           2002
----------------------------------------------------------------------
Deferred tax assets                                 429            405
Deferred tax assets for minimum pension
 liability                                          361            503
Deferred tax provisions                            (590)          (513)
----------------------------------------------------------------------
Net deferred taxes                                  200            395
======================================================================

The valuation allowance for deferred tax assets as of December 31, 2003 and 2002, was EUR 40 million and EUR 65 million, respectively. The net change in the valuation allowance for the years ended December 31, 2003 and 2002, was a decrease of EUR 25 million and an increase of EUR 20 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

In assessing the valuation of deferred tax assets, management considers whether it is more likely than not that these deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if future estimates of projected taxable income during the carry forward period are lower.

No taxes have been provided for approximately EUR 2.7 billion of unremitted earnings of certain foreign subsidiaries as of December 31, 2003 (2002: EUR 2.4 billion). The remittance of these amounts would not lead to an income tax charge in the Netherlands and, in case of nonrefundable withholding taxes, part of these withholding taxes would be available for tax credits.

(21) Earnings from Nonconsolidated Companies

Earnings from nonconsolidated companies in 2003 include a net tax credit of EUR 4 million (2002: EUR 1 million credit; 2001: EUR 9 million charge).

2003 earnings include net charges of EUR 29 million, predominantly related to restructuring and antitrust charges recognized at Flexsys. 2002 and 2001 earnings include similar charges for after-tax amounts of EUR 8 million and EUR 14 million, respectively, recognized for Acordis.

(22) Application of Generally Accepted Accounting Principles in the United States of America

The accounting principles followed in the preparation of the consolidated financial statements (NL GAAP) differ in some respects from those generally accepted in the United States of America (US GAAP).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The reconciliation of net income is as follows:

-------------------------------------------------------------------------------
                                             For the year ended December 31,
Millions of euros                               2003          2002         2001
-------------------------------------------------------------------------------
Net income in accordance with NL GAAP            602           818          671
Adjustments to reported income:
US GAAP amortization of goodwill (a)                                       (140)
Reversal NL GAAP amortization of
 goodwill (a)                                     25            19
Goodwill write-downs (b)                          (4)          (17)        (102)
Joint venture (c)                                  6             3           (6)
Stock compensation (d)                           (14)           21           16
Development costs (e)                             (3)            1           (6)
Restructuring provisions (f)                       4           (19)          27
Employee share plan (g)                           (4)           (3)          (3)
Derivatives cumulative effect (h)                                            15
Derivatives effect 2003/2002/2001 (h)             (2)           54           (7)
Pfizer contract on asenapine (i)                 (88)
Income taxes (j)                                  37           (17)         (17)
-------------------------------------------------------------------------------
Net income / (loss) in accordance with
 US GAAP                                         559           860          448
Per share and ADS in accordance with US
GAAP, in euros:
Basic earnings / (loss) per share/ADS           2.17          3.01         1.57
Diluted earnings / (loss) per share/ADS         2.16          3.00         1.56
===============================================================================

Comprehensive income is as follows:

-------------------------------------------------------------------------------
Millions of euros                               2003          2002         2001
-------------------------------------------------------------------------------
Net income / (loss) in accordance with
 US GAAP                                         561           860          448
Other comprehensive income / (loss),
 net of taxes
-  Foreign currency translation
   adjustments                                  (314)         (348)         (72)
-  Excess of minimum liability over
   unrecognized prior service cost,
   before taxes                                  436        (1,555)         (40)
-  Tax on excess of minimum liability
   over unrecognized prior service
   cost                                         (142)          477            8
-------------------------------------------------------------------------------
Comprehensive income / (loss)                    541          (566)         344
===============================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The accumulated other comprehensive income / (loss) balances are as follows:

-------------------------------------------------------------------------------
                                          Foreign       Minimum     Accumulated
                                         currency       pension           other
                                      translation     liability   comprehensive
Millions of euros                     adjustments    adjustment          income
-------------------------------------------------------------------------------
Balance at December 31, 2000                 (332)           (8)           (340)
2001 change                                   (72)          (32)           (104)
                                     ------------------------------------------
Balance at December 31, 2001                 (404)          (40)           (444)
2002 change                                  (348)       (1,078)         (1,426)
                                     ------------------------------------------
Balance at December 31, 2002                 (752)       (1,118)         (1,870)
2003 change                                  (314)          294*            (20)
                                     ------------------------------------------
Balance at December 31, 2003               (1,066)         (824)         (1,890)
===============================================================================

* Includes minimum pension liability for nonconsolidated companies of EUR 8 million.

The reconciliation of shareholders' equity is as follows:

--------------------------------------------------------------------------
                                                           December 31,
Millions of euros                                        2003         2002
--------------------------------------------------------------------------
Shareholders' equity in accordance with NL GAAP         2,502        2,098
Adjustments to reported shareholders' equity:
Goodwill (a)                                            3,163        3,310
Joint venture (c)                                          12            3
Stock-compensation (d)                                    (14)
Development costs (e)                                      (8)          (5)
Restructuring provisions (f)                               12            8
Employee share plan (g)                                    (4)
Derivatives (h)                                            60           62
Pfizer contract on asenapine (i)                          (88)
Income taxes (j)                                           16          (21)
--------------------------------------------------------------------------
Shareholders' equity in accordance with US GAAP         5,651        5,455
==========================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

An analysis of the change of shareholders' equity under US GAAP is as follows:

-------------------------------------------------------------------------------
Millions of euros                               2003          2002         2001
-------------------------------------------------------------------------------
Balance at beginning of year                   5,455         6,362        6,368
Net income / (loss)                              559           860          448
Dividends paid                                  (343)         (343)        (343)
Issuance of common shares                                        5            3
Purchase of common shares, net                                  (3)         (10)
Foreign currency translation adjustments        (314)         (348)         (72)
Excess of minimum liability over
unrecognized prior service cost, net
 of income taxes                                 294        (1,078)         (32)
-------------------------------------------------------------------------------
Balance at end of year                         5,651         5,455        6,362
===============================================================================

The differences, which have an effect on net income and/or shareholders' equity, are as follows:

(a) For NL GAAP purposes, until 1999 goodwill was charged directly to shareholders' equity. Since 2000, goodwill is capitalized and amortized over its estimated useful life not exceeding 20 years.

     For US GAAP, until 2001 goodwill was capitalized and amortized over its estimated useful life not exceeding 40 years.

     The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and of SFAS No. 142 effective January 1, 2002. As of January 1, 2002, goodwill is determined to have an indefinite useful life, and therefore no longer amortized. Annually goodwill is tested for impairment in accordance with the provisions of SFAS No. 142.

     As a consequence, the unamortized goodwill balances per January 1, 2002, of pre 2000 acquisitions are to be capitalized for US GAAP and are no longer amortized. Starting in 2002, the NL GAAP amortization of goodwill related to post 1999 acquisitions has to be reversed for US GAAP. For 2003 this was an amount of EUR 25 million.

     The impairment test in accordance with the provisions of SFAS No. 142 did not result in additional charges in the Company's statement of income, except for the items mentioned under caption (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

     An analysis of the change in the reconciling item for goodwill under US GAAP during 2003, 2002 and 2001 is as follows:

------------------------------------------------------------------
Millions of euros
------------------------------------------------------------------
Balance at December 31, 2000                                 3,692
Amortization for the year                                     (140)
Additional write-downs (see (b) below)                        (102)
Foreign currency translation adjustments                        26
                                                       -----------
Balance at December 31, 2001                                 3,476
Reversal of NL GAAP amortization                                19
Additional write-downs (see (b) below)                         (17)
Foreign currency translation adjustments                      (168)
                                                       -----------
Balance at December 31, 2002                                 3,310
Reversal of NL GAAP amortization                                25
Additional write-downs (see (b) below)                          (4)
Foreign currency translation adjustments                      (168)
------------------------------------------------------------------
Balance at December 31, 2003                                 3,163
==================================================================

(b) The Company annually tests the US GAAP goodwill for impairment. This adjustment also includes the write-down of any remaining unamortized goodwill associated with businesses disposed of during the year. For 2003, the write down concerns the unamortized goodwill of Impregnated Papers. For 2002 the write down concerns the unamortized goodwill of a part of the Akcros business, which was divested in April 2002. For 2001 the write-down mainly concerns unamortized goodwill related to the Diagnostics business of Organon Teknika, and Printing Inks, divested at the end of June and the end of October, respectively.

(c) During 1995, the Company transferred its rubber chemicals activities into a 50-50 joint venture, Flexsys, with Solutia Inc. Under NL GAAP the carrying value of the investment at December 31, 2003, was EUR 100 million and under US GAAP EUR 112 million, (at December 31, 2002: EUR 155 million and EUR 158 million, respectively). The higher carrying value under US GAAP is principally related to the goodwill associated with the Akzo Nobel businesses transferred into the joint venture. Such goodwill had been previously charged directly to equity for NL GAAP purposes.

(d) In accordance with NL GAAP, stock compensation costs are charged to equity upon exercise of the stock appreciation rights. In accordance with APB 25, compensation costs, including the change in the liability for the difference between the exercise and the market price, should be recognized as a charge/credit against income. The compensation expenses for 2003 amounted to a charge of EUR 14 million (2002: a gain of EUR 21 million), whereas the charge against shareholders' equity in 2003 in accordance with NL GAAP was nil (2002: EUR 1 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

     No pro forma information is required, as the compensation expenses calculated pursuant to the provisions of FAS 123 are the same as those for APB 25, due to the cash settlement feature of the Company's stock option scheme.

(e) In accordance with NL GAAP development costs are to be capitalized and amortized, if certain conditions have been met. US GAAP does not allow capitalization and amortization of development costs. For US GAAP purposes, these costs have to be expensed as incurred. During 2003, the Company capitalized additional development costs for EUR 5 million and recognized an amortization charge of EUR 2 million for NL GAAP purposes.

(f) In 2002, the Company recognized charges for new restructuring programs at all three groups. Included in these charges were provisions for restructuring costs of EUR 8 million (EUR 5 million after taxes) for plans which were announced before the date of the 2002 financial statements, but after December 31, 2002, which is allowed under NL GAAP. In accordance with US GAAP (EITF Issue No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity) recognition of these provisions is reversed, since these are not allowed until restructuring plans are announced. In 2003, these provisions were taken into account for US GAAP purposes. In 2001, provisions for restructuring costs of EUR 27 million (EUR 16 million after taxes) were reversed, which were taken into account in 2002 for US GAAP purposes.

     SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities became effective for exit or disposal activities that are initiated after December 31, 2002, and supersedes EITF Issue No. 94-3. As a consequence, provisions for exit costs of EUR 21 million (EUR 14 million after taxes) recognized in accordance with NL GAAP could not be recognized under the much stricter SFAS 146 rules until the goods or services for the exit program have been delivered.

     On the other hand, provisions for termination benefits of EUR 9 million (EUR 6 million after taxes), which because the recognition criteria had not been met, could not be recognized in accordance with NL GAAP, qualify for US GAAP as part of ongoing plans and therefore in accordance with SFAS 88 Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits had to be recognized.

(g) In accordance with NL GAAP, the value of the shares granted under the Akzo Nobel Employee Share Plan on the date of the grant is recognized as a charge in the statement of income spread over the vesting period, which in general is 3 years. This standard is effective for rights granted from 2002 onwards. No charge was recognized for the shares granted under the Akzo Nobel Employee Share Plan in 2001. In accordance with US GAAP the fair value of these shares granted in 2001 (i.e. the share price at the date of grant) also has to be recognized as a charge against income over the vesting period of the grant. For 2002, the additional charge amounted to EUR 3 million (EUR 2 million after taxes). For 2003, the additional charge amounted to EUR 4 million (EUR 3 million after taxes).

(h) In accordance with NL GAAP, results on foreign currency forward hedging contracts (determined at year-end exchange rates) are recognized in income to offset the foreign exchange differences on the related hedged items. Exchange differences on anticipatory hedges of firm commitments regarding sales and purchases are deferred on the balance sheet until the hedged transactions have been reflected in the accounts. For interest swap contracts, interest is accrued in the statement of income as part of interest expense. Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments ("SFAS 133"), as amended, was adopted by Akzo Nobel in 2001. This

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

     statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Statement requires every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivatives fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company does not designate its derivatives for hedge accounting in accordance with US GAAP. Accordingly, changes in fair value of derivative instruments are recognized currently in earnings.

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

     The developments for the years ended December 31, 2003, 2002, and 2001 were as follows:

-------------------------------------------------------------------------------
                                                For the year ended December 31,
Millions of euros; gain/(loss)                  2003          2002         2001
-------------------------------------------------------------------------------
Foreign currency contracts                        (7)           --            2
Interest rate currency swaps                      (1)           55           (2)
Interest rate swap contracts                      --            --           (9)
Interest rate cap contract                                       1           --
Forward rate agreements                            1            (1)
Petroleum options                                  2            (1)           1
Gas futures                                        2
Electricity futures                                1            --            1
-------------------------------------------------------------------------------
Total                                             (2)           54           (7)
===============================================================================
Net effect after taxes                            (1)           35           (5)
===============================================================================

(i) In December 2003, the Company concluded a contract with Pfizer on the codevelopment and comarketing of asenapine. As a result thereof, the Company received an initial payment from Pfizer of EUR 88 million, which in accordance with the contract and the spirit thereof is a nonrefundable reimbursement of the expenses incurred by Akzo Nobel in prior years for the development of the asenapine related know-how so far. In accordance with NL GAAP, such payment was recognized as revenue immediately.

     In accordance with much stricter and very specific US GAAP revenue recognition rules for nonrefundable upfront fees as part of a contract whereby continuous involvement is required from the receiving company, this payment cannot be recognized as revenue upon receipt, but has to be deferred and recognized in future as the Company provides the continuing services required under the agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(j)  Represents the income tax effects of the aforementioned adjustments.

(k)  The Company holds or held 50 percent interests in the following companies:
     -  Akzo Nobel Chang Cheng Coatings (Beijing) Co. Ltd.;
     -  Akzo Nobel Chang Cheng (Vietnam) Ltd.;
     -  Akzo Nobel Chang Cheng Ltd. (Powder);
     -  Akzo Nobel Chang Cheng (Taiwan) Ltd; and
     -  Akzo Nobel Inda SA de CV.

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

     If these interests had been treated as nonconsolidated companies on a US GAAP basis the Consolidated Statement of Income for the year ended December 31, 2003, would have shown a decrease in net sales of EUR 120 million, in operating income of EUR 24 million, in earnings of consolidated companies less income taxes of EUR 20 million, and in minority interest of EUR 10 million. On the other hand earnings from nonconsolidated companies would have increased by EUR 10 million.

     The Consolidated Statement of Income for the year ended December 31, 2002, would have shown a decrease in net sales of EUR 122 million, in operating income of EUR 21 million, in earnings of consolidated companies less income taxes of EUR 16 million, and in minority interest of EUR 8 million. On the other hand earnings from nonconsolidated companies would have increased by EUR 8 million.

     The Consolidated Statement of Income for the year ended December 31, 2001, would have shown a decrease in net sales of EUR 228 million, in operating income of EUR 41 million, in earnings of consolidated companies less income taxes of EUR 30 million, and in minority interest of EUR 15 million. On the other hand earnings from nonconsolidated companies would have increased by EUR 15 million.

     The major effects on the Consolidated Balance Sheet as at December 31, 2003, would have been a decrease in current assets of EUR 67 million, in property, plant and equipment of EUR 17 million, in short-term liabilities of EUR 36 million, and in minority interest of EUR 27 million, and an increase in long-term borrowings of EUR 6 million. On the other hand, nonconsolidated companies would have increased by EUR 27 million.

     The major effects on the Consolidated Balance Sheet as at December 31, 2002, would have been a decrease in current assets of EUR 70 million, in property, plant and equipment of EUR 28 million, in short-term liabilities of EUR 44 million, and in minority interest of EUR 28 million, and an increase in long-term borrowings of EUR 2 million. On the other hand, nonconsolidated companies would have increased by EUR 28 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(l) The Company holds a 50 percent interest in the joint venture with Sanofi-Synthelabo, which is included in the consolidated financial statements of Akzo Nobel on a proportional basis, which is allowed for NL GAAP purposes. The effect of the difference with US GAAP-which requires accounting as nonconsolidated companies of such interests-on shareholders' equity and net income is nil.

     If Sanofi-Synthelabo had been treated as nonconsolidated company on a US GAAP basis the Consolidated Statement of Income for the year ended December 31, 2003 would have shown an increase in operating income of EUR 24 million, and in earnings of consolidated companies less income taxes of EUR 18 million. On the other hand earnings of nonconsolidated companies would have decreased by EUR 18 million.
     The Consolidated Statement of Income for the year ended December 31, 2002 would have shown an increase in operating income of EUR 49 million, and in earnings of consolidated companies less income taxes of EUR 31 million. On the other hand earnings of nonconsolidated companies would have decreased by EUR 31 million.

     The Consolidated Statement of Income for the year ended December 31, 2001 would have shown an increase in operating income of EUR 33 million, and in earnings of consolidated companies less income taxes of EUR 31 million. On the other hand earnings of nonconsolidated companies would have decreased by EUR 31 million.

     The major effects on the balance sheet as at December 31, 2003, would have been a decrease in deferred tax assets of EUR 32 million, in current assets of EUR 22 million, in long-term borrowings of EUR 31 million and in short term liabilities of EUR 13 million. Equity in nonconsolidated companies would have increased by EUR 10 million.
     The major effects on the balance sheet as at December 31, 2002, would have been a decrease in deferred tax assets of EUR 2 million, in current assets of EUR 21 million, in long-term borrowings of EUR 22 million and in short term liabilities of EUR 12 million. Provisions would have increased by EUR 11 million.

(m) In November 2002, the FASB issued interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness to Others. There are agreements to provide additional consideration in a business combination to the seller if contractually specified conditions related to the acquired entity are achieved. At December 31, 2003, we had recognized contingent liabilities for estimated payments amounting to EUR 11 million, which are included in the obligations under long-term non-cancelable operating leases and other commitments, as reported above under Commitments. The total exposure amounted to EUR 33 million.

The reconciliation of the elements of the earnings per share computation is as follows:

--------------------------------------------------------------------------------
                                                2003          2002          2001
--------------------------------------------------------------------------------
Shares for basic earnings per share      285,691,957   285,827,092   285,888,385
Effect of dilutive securities                721,016       504,113       440,479
--------------------------------------------------------------------------------
Shares for diluted earnings per share    286,412,973   286,331,205   286,328,864
================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(23) Supplemental Cash Flow Disclosures

--------------------------------------------------------------------------------
Millions of euros                               2003          2002          2001
--------------------------------------------------------------------------------
Cash paid during the year for:
Interest                                         159           208           284
Income taxes                                     124           231           246
================================================================================

(24) Subsequent Events (unaudited)

Remeron (R) cases
In January 2004, the Court conducted settlement conferences. As a result, in April 2004, the Company has reached settlements with the three generic manufacturers. The agreements amount to a total of USD 28 million. The Company is also in the process of concluding a tentative settlement with a class of consumers and third party payors in the United States who paid for mirtazapine during the relevant period (the "indirect purchaser" class). This settlement is subject to certain conditions including, but not limited to, the execution of a definitive agreement and approval by the Federal district Court of New Jersey (United States).

The Company continues to believe that its actions in obtaining and enforcing its intellectual property rights were appropriate. However given the costs and risks of defending these actions, the Company took the opportunity to resolve these matters.

The actions brought by an alleged class of direct purchasers and by entities that opted out of the alleged direct purchaser class, such as CVS and Walgreens, remain pending in the federal district court in Newark, New Jersey. No trial date has been set. The Company will continue to defend these remaining claims vigorously.

In the first quarter of 2004 the Company recognized a pre-tax charge of EUR 23 million for the settlement with generic manufacturers.

Closure of Organon Production Site in West Orange, New Jersey
On April 15, 2004, the Company announced to close the Organon production site in West Orange, New Jersey, affecting 165 jobs. Given certain quality problems in the production, it was decided that it would be more cost effective to outsource this production to other Organon production sites and to third parties, and to close the West Orange production site. As a result, in the first quarter of 2004 the Company recognized a pre-tax impairment and restructuring charge of EUR 27 million.

Offer for Catalysts
On April 19, 2004, Akzo Nobel has received an offer from Albemarle Corporation for the sale of its Catalysts business for EUR 625 million, free of cash and debt. Closing of the transaction is expected to be in the second quarter of 2004.

Schedule II VALUATION AND QUALIFYING ACCOUNTS

----------------------------------------------------------------------------------------
                                                  Foreign
                      Balance at   Additions     currency                        Balance
                    beginning of  charged to  translation                      at end of
Millions of euros         period      income      results  Deductions  Other*     period
----------------------------------------------------------------------------------------
Reserves for doubtful accounts
Year ended
December 31, 2001            176          44            1         (20)    (21)       180
Year ended
December 31, 2002            180          43          (17)        (25)      1        182
Year ended
December 31, 2003            182          24           (9)        (31)     --        166
========================================================================================

*  Other is principally due to divestments.

Item 19. EXHIBITS

(a) Financial statements filed as a part of this annual report. (See index to financial statements and schedule set forth in Item 18.)

(b)  Exhibits filed as part of this annual report

     1. Articles of Association of Akzo Nobel N.V. (incorporated by reference from the Form 6-K furnished to the U.S. Securities and Exchange Commission on July 25, 2001).

     4.a Contract with Pfizer on asenapine cooperation (portions of this exhibit have been ommitted pursuant to a request for confidential treatment of omitted portions)
     4.c Service contract of Board of Management of Akzo Nobel N.V. (incorporated by reference from the Form 20-F filed with the U.S. Securities and Exchange Commission on May 31, 2002.)
     8.   Subsidiaries.
     12.a Rule 13(a) - 14(a) Certification for Akzo Nobel CEO
     12.b Rule 13(a) - 14(a) Certification for Akzo Nobel CFO
     13.a Rule 13(a) - 14(a) Certification for Akzo Nobel CEO
     13.b Rule 13(a) - 14(a) Certification for Akzo Nobel CFO
     14.a Consent of Independent Auditors

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

Akzo Nobel N.V.


By    :                                   By    :
Name  : G.J. Wijers                       Name  : F.W. Frohlich
Title : Chairman of the Board             Title : Deputy Chairman of the Board
        of Management                             of Management and Chief
                                                  Financial Officer

Dated: April 23, 2004

EXHIBITS

(a) Financial statements filed as a part of this annual report. (See index to financial statements and schedule set forth in Item 18.)

(c)  Exhibits filed as part of this annual report

     1. Articles of Association of Akzo Nobel N.V. (incorporated by reference from the Form 6-K furnished to the U.S. Securities and Exchange Commission on July 25, 2001).

     4.a Contract with Pfizer on asenapine cooperation (portions of this exhibit have been ommitted pursuant to a request for confidential treatment of omitted portions)
     4.c Service contract of Board of Management of Akzo Nobel N.V. (incorporated by reference from the Form 20-F filed with the U.S. Securities and Exchange Commission on May 31, 2002.)
     8.   Subsidiaries.
     12.a Rule 13(a) - 14(a) Certification for Akzo Nobel CEO
     12.b Rule 13(a) - 14(a) Certification for Akzo Nobel CFO
     13.a Rule 13(a) - 14(a) Certification for Akzo Nobel CEO
     13.b Rule 13(a) - 14(a) Certification for Akzo Nobel CFO
     14.a Consent of Independent Auditors

Exhibit 12.a

Certification CEO

I, G.J. Wijers, certify that:

1. I have reviewed this Annual Report on Form 20-F of Akzo Nobel N.V., a company incorporated under the laws of the Netherlands;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
     a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     b. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     c. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Supervisory Board (or persons performing the equivalent functions):
     a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


     Date:  April 23, 2004                By:
            --------------------------            ------------------------------
                                          Name:   G.J. Wijers
                                                  ------------------------------
                                          Title:  Chairman of the Board of
                                                  ------------------------------
                                                  Management
                                                  ------------------------------

Exhibit 12.b

Certification CFO

I, F.W. Frohlich, certify that:

1. I have reviewed this Annual Report on Form 20-F of Akzo Nobel N.V., a company incorporated under the laws of the Netherlands;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
     a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
     b. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     c. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Supervisory Board (or persons performing the equivalent functions):
     a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


     Date:  April 23, 2004                By:
            --------------------------            ------------------------------
                                          Name:   F.W. Frohlich
                                                  ------------------------------
                                          Title:  Deputy Chairman of the
                                                  ------------------------------
                                                  Board of Management and
                                                  ------------------------------
                                                  Chief Financial Officer
                                                  ------------------------------

Exhibit 13.a

Certification CEO under Section 906

Pursuant to section 1350, chapter 63 of title 18, United States Code, the undersigned officer of Akzo Nobel N.V., a company incorporated under the laws of the Netherlands (the "Company"), hereby certifies, to such officer's knowledge, that:

the Annual Report on Form 20-F for the year ended December 31, 2003 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date:  April 23, 2004                     By:
       -------------------------------            ------------------------------
                                          Name:   G.J. Wijers
                                                  ------------------------------
                                          Title:  Chairman of the Board of
                                                  ------------------------------
                                                  Management
                                                  ------------------------------

The foregoing certification is being furnished solely pursuant to section 1350, chapter 63 of title 18, United States Code and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 13.b

Certification CFO under section 906

Pursuant to section 1350, chapter 63 of title 18, United States Code, the undersigned officer of Akzo Nobel N.V., a company incorporated under the laws of the Netherlands (the "Company"), hereby certifies, to such officer's knowledge, that:

the Annual Report on Form 20-F for the year ended December 31, 2003 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


     Date:  April 23, 2004                By:
            --------------------------            ------------------------------
                                          Name:   F.W. Frohlich
                                                  ------------------------------
                                          Title:  Deputy Chairman of the
                                                  ------------------------------
                                                  Board of Management and
                                                  ------------------------------
                                                  Chief Financial Officer
                                                  ------------------------------

The foregoing certification is being furnished solely pursuant to section 1350, chapter 63 of title 18, United States Code and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 14.a

Consent of Independent Auditor

To the Board of Management of Akzo Nobel N.V.:

We consent to incorporation by reference in the Registration Statement on Form S-8 (File Nos. 033-36808, 333-06194 and 333-13280) of Akzo Nobel N.V. of our
report dated February 2, 2004, relating to the consolidated balance sheets of Akzo Nobel N.V. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, which report appears in the December 31, 2003 Annual Report on Form 20-F of Akzo Nobel N.V.


April 23, 2004

Arnhem, the Netherlands                        KPMG Accountants N.V.

                            CONFIDENTIAL TREATMENT REQUESTED BY AKZO NOBEL N.V.

                                                                   EXHIBIT 4(A)





                      LICENSE AND COLLABORATION AGREEMENT


                            dated October 20, 2003


                                by and between



                            ORGANON (IRELAND) LTD.


                                      and


                                  PFIZER INC.

                               TABLE OF CONTENTS



                                                                           Page

ARTICLE 1 - DEFINITIONS....................................................   1

ARTICLE 2 - SCOPE OF THE COLLABORATION.....................................  18

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES.................................  20

ARTICLE 4 - PRODUCT DEVELOPMENT............................................  24

ARTICLE 5 - MANUFACTURING AND SUPPLY.......................................  28

ARTICLE 6 - COMMERCIALIZATION..............................................  30

ARTICLE 7 - REGULATORY MATTERS.............................................  40

ARTICLE 8A - REPORTS.......................................................  43

ARTICLE 8 - MILESTONES.....................................................  45

ARTICLE 9 - REVENUE SHARING AND ROYALTIES..................................  47

ARTICLE 10 - DECISION MAKING...............................................  52

ARTICLE 11 -INTELLECTUAL PROPERTY..........................................  60

ARTICLE 12 - CLAIMS........................................................  65

ARTICLE 13 - TERM AND TERMINATION..........................................  69

ARTICLE 14 - CONFIDENTIALITY...............................................  78

ARTICLE 15 - DISPUTE RESOLUTION............................................  80

ARTICLE 16 - MISCELLANEOUS.................................................  81

SCHEDULE 1.2 - [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED
SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]......................  86

SCHEDULE 1.15 - [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED
SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]......................  87

SCHEDULE 1.26 - DESCRIPTION OF COMPOUND....................................  88

SCHEDULE 1.33 - CO-PROMOTION COUNTRIES.....................................  89

SCHEDULE 1.40 - MINIMUM DETAIL REQUIREMENTS................................  92

SCHEDULE 1.94 - ORGANON PATENT RIGHTS......................................  93

SCHEDULE 1.114 - PRODUCT PROFILE...........................................  97

SCHEDULE 1.133 - ROYALTIES TO [CONFIDENTIAL INFORMATION HAS BEEN OMITTED
AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]........  98

SCHEDULE 3.1(viii) - THIRD PARTY DEVELOPMENT AND MANUFACTURE AGREEMENTS....  99

SCHEDULE 4.1 - DEVELOPMENT PLAN............................................ 100

SCHEDULE 4.8 - METHODOLOGY FOR TRACKING SALES FOR NEW INDICATIONS.......... 101

SCHEDULE 6.3 - MARKETING COSTS............................................. 102

SCHEDULE 6.4 - REDUCTION OF DETAILING REQUIREMENTS AND MARKETING COST
OBLIGATIONS................................................................ 104

SCHEDULE 9.8 - CURRENT MANUFACTURING PROCESS............................... 105

SCHEDULE 13.5(II)(A) -[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND
FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]............ 106

SCHEDULE 16.14 - JOINT PRESS RELEASE....................................... 107

                      LICENSE AND COLLABORATION AGREEMENT


This License and Collaboration Agreement (hereinafter the "Agreement"), is made this 20th day of October, 2003, by and between:

Organon (Ireland) Ltd., an Irish company, having an address at Churerstrasse 160b, Pfaffikon 8808, Switzerland (hereinafter "Organon"),

and

Pfizer Inc., a corporation organized under the laws of the State of Delaware, having an address at 235 East 42nd Street, New York, New York 10017-5755 (hereinafter "Pfizer").

WHEREAS, Organon is the owner of confidential data and know-how in relation to a pharmaceutical compound known as asenapine with the potential application, if successfully developed, approved by Regulatory Authorities (as defined below) and commercialized in product form, in the treatment of schizophrenia and bipolar disorders;

WHEREAS, Organon has identified the need for additional technical, commercial and financial resources which are not available within its own organization in order to carry out and complete the successful development, obtain Regulatory Approval and commercialize the Product (as defined below) and thus requires the collaboration of a party with appropriate expertise, resources and reputation in the central nervous system ("CNS") field;

WHEREAS, Pfizer has considerable experience in the research, development and commercialization of pharmaceutical products, particularly in the CNS field, and has the technical, commercial and financial resources to collaborate with Organon on the development of the Product, to obtain Regulatory Approval for and Launch (as defined below) the Product in accordance with the terms of this Agreement; and

WHEREAS, Organon and Pfizer have agreed to collaborate on the development and commercialization of the Product, all as more particularly described in, and subject to the terms and conditions of this Agreement.

NOW THEREFORE, the Parties mutually agree as follows:


                                   ARTICLE 1

                                  DEFINITIONS

Whenever used in this Agreement, unless otherwise clearly required by the context, the following terms will have the following meanings and will include both the singular and the plural.

      1.1 "Act" means both the United States Food, Drug and Cosmetic Act, as amended from time to time, and the regulations promulgated under the foregoing.

      1.2 "[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]" means the clinical study described in Schedule 1.2 to this Agreement.

      1.3 "Affiliate" of a Party means any entity which, through ownership of a majority of shares or otherwise, either directly or indirectly, is in control of, controlled by or under common control with such Party, and for so long as such control shall continue. For the avoidance of doubt, neither of the Parties to this Agreement shall be deemed to be an "Affiliate" of the other solely as a result of their entering into this Agreement.

      1.4 "Agreement" means this document, including the Schedules hereto, each of which is incorporated by reference herein.

      1.5 "Alliance Agreements" means this Agreement, the Xanax Agreement, the Intermediate Supply Agreement, the Primary Packaged Product Supply Agreement, the Finished Product Supply Agreement and the Guaranty.

      1.6 "Application for Regulatory Approval" means the foreign equivalent to an NDA in Countries of the Territory other than the United States.

      1.7  "Bankruptcy Code" means 11 U.S.C par. 101-1330, as amended.

      1.8 "beneficial ownership" (and other correlative terms) by a Person means, with respect to any security: (i) such Person or any of such Person's subsidiaries directly or indirectly owns such security; (ii) such Person or any of such Person's subsidiaries has the right to acquire such security (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; or (iii) ownership, direct or indirect, by any other Person with which such Person or any of such Person's subsidiaries has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of such security; provided, however, that a Person shall not be deemed to have beneficial ownership of any security by virtue of an agreement, arrangement or understanding to vote such security that arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations of the Securities Exchange Act of 1934, as amended.

      1.9 "Business Day" means a day that is not a Saturday, Sunday or a day on which banking institutions in New York, New York or Geneva, Switzerland, are authorized by Law to remain closed.

      1.10 "Calendar Quarter" means each of the periods ending on March 31, June 30, September 30 and December 31.

      1.11 "CCC" means the Country  Commercialization  Committees  described in
Article 10.6.

      1.12 "CDRC" means the Clinical Development/Regulatory Committee described in Article 10.3.

      1.13 "cGMP" means the then-current Good Manufacturing Practices (i) in the Country where such manufacture occurs and (ii) in all of the Countries in which a Party is Developing, Co-Promoting and/or otherwise marketing and selling the Product, as promulgated by the FDA and/or other Regulatory Authorities.

      1.14 "Change in Control" means, with respect to a Party, an event described in (i), (ii), (iii) or (iv) where:

            (i)   Creation of New Control Person:

                  (a) solely  with  respect  to Pfizer,  any Person or group of
            Persons acquires beneficial ownership of Voting Stock of Pfizer entitling the holder(s) thereof to at least [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the voting power of the then outstanding Voting Stock of Pfizer; and

                  (b) solely with  respect to  Organon,  any Person or group of
            Persons (other than Organon Parent and its subsidiaries) acquires or possesses beneficial ownership of Voting Stock of Organon or of any Organon Group Parent entitling the holder(s) thereof to at least [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the voting power of the then outstanding Voting Stock of Organon or such Organon Group Parent other than pursuant to a Permitted Transaction.

            (ii)  Loss of Existing Control:  solely with respect to Organon:

                  (a) Organon Parent ceases to beneficially own Voting Stock of
            Organon or of any Organon Group Parent which has a [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the voting power of the outstanding Voting Stock of Organon or such Organon Group Parent, other than pursuant to a Permitted Transaction or Qualified Split Off Transaction, and Organon or such Organon Group Parent, as applicable, is not Listed; or

                  (b) If  Organon  or  any  Organon  Group Parent is Listed  (in
            either case a "Listed Organon Entity") and such Listed Organon Entity enters into a merger, consolidation, reorganization or similar transaction (including a series of related transactions) with another Person as a result of which, immediately following such transaction (or series of transactions), less than a majority of the voting power of the then outstanding Voting Stock of the surviving entity of such transaction is beneficially owned by Persons who beneficially owned Voting Stock of such Listed Organon Entity immediately prior to such transaction or series of related transactions; provided, that (x) a Permitted Transaction shall not be deemed a "Change in Control" under this Article 1.14(ii) and (y) for purposes of this Article 1.14(ii) if any specific shares of Voting Stock which are beneficially owned by Organon Parent are also beneficially owned by any entity which is not a subsidiary of Organon Parent, then Organon Parent shall not be deemed to beneficially own such shares of Voting Stock.

            (iii) Asset Sale: the Party sells to any Third Party in one or more related transactions properties or assets representing all or substantially all of the properties and assets of such Party or all or substantially all of its properties and assets relating to the business to which this Agreement pertains; it being understood and agreed that, if within any two-year period, the Organon Group was involved in any asset sale, share sale, merger or other transfer whereby at least [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the Organon Group (as measured from the beginning to the end of such two-year period based upon assets, net sales and/or net income under GAAP) was sold or otherwise transferred to any Third Party, then Organon shall be deemed to have undergone a "Change in Control" under this Article 1.14(iii); or

            (iv) Organon Parent Change of Control: solely with respect to Organon

                  (a)(1) any Person or group of Persons acquires or possesses beneficial ownership of Voting Stock of Organon Parent entitling the holder(s) thereof to at least [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED

            SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the voting power of the then outstanding Voting Stock of Organon Parent or otherwise obtains (whether pursuant to any shareholder agreement, articles or other applicable constitutional documents or otherwise) the power to elect a majority of the board of directors (or other comparable body) of Organon Parent or obtains the right or power to nominate or elect directors (or other comparable persons) having, in the aggregate, a majority of the voting power of all directors (or comparable persons) on the board of directors (or other comparable body), of Organon Parent; or

                     (2) Organon Parent enters into a merger, consolidation, reorganization or similar transaction (including a series of related transactions) with another Person as a result of which, immediately following such transaction, less than a [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the number of shares or the voting power of the then outstanding Voting Stock of the surviving entity of such transaction is beneficially owned by Persons who were shareholders of Organon Parent immediately prior to such transaction or series of related transactions; and

                  (b)  (1)   within  18  calendar  months after such event such
            Person or group of Persons is or becomes a Competitor or becomes an Affiliate of a Competitor, or

                       (2) within 18 calendar months after such event any of the following occur, or Organon Parent or the acquiring or surviving entity, as applicable, publicly announces that any of the following is expected to occur:

                  (X) the resignation or removal of any two of the following individuals: President, Organon International, President, Organon USA Inc., Executive Vice President, Global Manufacturing and Quality Affairs or Senior Vice President, Global Research, as such positions are operationally defined from time to time within the Organon Group;

                  (Y) the divestiture of any material part of the Organon Group other than pursuant to a Permitted Transaction or a Qualified Split Off Transaction; or

                  (Z) actual pharmaceutical-specific research and development spending by the Organon Group, as a percentage of sales of the Organon Group, for the twelve month period following such event is less than such spending for the twelve month period immediately preceding such event by more than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%.

      1.15 [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] means the Product Study described on
Schedule 1.15.

      1.16 "Clinical Supplies" means Product for purposes of the Development of the Product, including placebo.

      1.17 "Code" or "Codes" means the Code on Interactions with Healthcare Professionals promulgated by the Pharmaceutical Research and Manufacturers of America (PhRMA), the American Medical Association Guidelines on Gifts to Physicians, and the Department of Health and Human Services Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers, released April, 2003, as any of the foregoing may be amended, from time to time, and any comparable codes or guidelines in effect in each Country in the Territory.

      1.18 "Co-Market" or "Co-Marketing" means, with respect to the Product, the separate marketing and sale in a Co-Marketing Country of the Product by Organon and Pfizer under separate and distinct trademarks.

      1.19 "Co-Marketing Country" means each Country other than a Pfizer Exclusive Country or an Organon Exclusive Country in which Co-Promotion is not permitted under local Law, but in which Co-Marketing is permitted under local Law.

      1.20 "Collaboration Intellectual Property" means all Technical Information and all confidential business and commercial information and trade secrets, in each case developed or acquired by either Party, or jointly by the Parties, or by their respective Affiliates, in the course of the Parties' and their respective Affiliates' activities pursuant to this Agreement.

      1.21 "Collaboration Inventions" means any and all patentable inventions and discoveries, conceived and reduced to practice during the Term and arising out of the activities of the Parties or their respective Affiliates pursuant to this Agreement.

      1.22 "Combination Product" means any Product which contains, in addition to the Compound, one or more other therapeutically active ingredients.

      1.23 "Commercially Reasonable Efforts" means, those efforts and resources that Organon or Pfizer, respectively, would use were it developing, manufacturing, promoting and detailing its own pharmaceutical products which are of similar market potential as the Product, taking into account product labelling, market potential, past performance, economic return, the regulatory environment and competitive market conditions in the therapeutic area, all as measured by the facts and circumstances at the time such efforts are due. For the avoidance of doubt, in evaluating economic return, Pfizer shall not consider the Initial Fee, Event Milestone Payments and Performance Milestone Payments payable to Organon under this Agreement.

      1.24 "Competing Product" means any prescription antipsychotic that is approved by FDA or EMEA for the treatment of schizophrenia or bipolar disorder other than (i) the Product, (ii) Geodon, and (iii) on a Country-by-Country basis prior to the initial Launch of the Product in a Country, and provided that Organon is then-detailing [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in such Country, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

      1.25 "Competitor" means (a) a company having an interest in the pharmaceutical business that sells a Competing Product with aggregate annual sales, as reported by IMS or such other reliable third party data provider, of more than $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in the last full calendar year prior to any event described in Article 1.14(iv)(b) or that has a Competing Product with that sales potential in Phase III development, or (b) any pharmaceutical company that, together with its affiliates, has in excess of $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of net sales, calculated on a worldwide basis, in the last full calendar year prior to any event described in Article 1.14(iv)(b).

      1.26 "Compound" means the active pharmaceutical ingredient called asenapine as described in Schedule 1.26 in any chemical form, including without limitation, salts, solvates, metabolites, prodrugs, polymorphs and enantiomers.

      1.27 "Confidential Information" means all trade secrets or other proprietary information, including without limitation any proprietary data and materials (whether or not patentable or protectable as a trade secret), regarding a Party's technology, products, business or objectives or regarding the Product, or Xanax or any improvements or changes to either product, that is disclosed by a Party to the other Party pursuant to the Alliance Agreements. Notwithstanding the foregoing, there shall be excluded from the foregoing definition of Confidential Information any of the foregoing that:
            (i) was known by the receiving Party prior to its date of disclosure to the receiving Party as shown by the receiving Party's written records; or

            (ii) either before or after the date of the disclosure to the receiving Party is lawfully disclosed to the receiving Party by a Third Party not in violation of any obligation to the disclosing Party; or

            (iii) either before or after the date of the disclosure to the receiving Party becomes published or generally known to the public through no fault or omission on the part of the receiving Party or its Affiliates; or

            (iv) is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information as demonstrated by contemporaneous written records of the receiving Party; or

            (v) is required to be disclosed by the receiving Party to comply with applicable Laws, to defend or prosecute litigation or to comply with governmental regulations or the regulations or requirements of any internationally-recognized stock exchange or NASDAQ, provided that the receiving Party provides prior notice of such disclosure to the other Party (and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure).

      For the purpose of this Article 1.27 "Party" shall include Affiliates of such Party.

      1.28 "Consensus Matter" means a matter that requires a decision by mutual agreement of the Parties pursuant to this Agreement.

      1.29 "Control" or "Controlled" means, with respect to any intellectual property right, the possession (whether by ownership or license) by a Party (or by any Affiliate of a Party) of the ability to grant to the other Party a license under such right without violating the terms of any agreement with any Third Party.

      1.30 "Conversion Date" shall have the meaning set forth in Article 6.8(ii)(a).

      1.31  "Conversion  Date  Statement"  shall have the  meaning set forth in
Article 6.8(iii).

      1.32 "Co-Promotion" or "Co-Promote" means the joint marketing and promotion, including without limitation Detailing, of the Product under a single Trademark (where one Party is making sales) in the Co-Promotion Countries undertaken by a Party pursuant to the then-current Global Marketing Plan.

      1.33 "Co-Promotion Criteria" means that, in any Country, a Party:

            (i) has Sales Representatives able to provide no less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the agreed-upon Details for such Country as specified in the relevant Country Marketing Plan; and

            (ii) has a local Affiliate with the ability to provide sales, marketing, medical, and other pharmaceutical product support services as is usual and customary in the pharmaceutical industry for such Country.

      1.34 "Co-Promotion Country" or "Co-Promotion Countries" means those Countries listed on Schedule 1.33 as may be amended from time to time by the Parties in accordance with this Agreement; provided, however, that if either Party is prohibited by Law from doing business in any Country listed on
Schedule 1.33, then, for so long as such prohibition remains in place, the other Party (provided that the other Party is not so prohibited) shall have the exclusive right to commercialize the Product in such Country.

      1.35 "Cost of Goods" means (i) Manufacturing Costs, plus or minus, as applicable, (ii) Manufacturing Cost variances between the standard cost components of Manufacturing Costs and the actual costs incurred that such standard cost component(s) are intended to cover, (iii) Out-of-Pocket Costs directly related to shipping of finished Product to the final warehouse prior to sale of such Product to an unaffiliated Third Party in a Co-Promotion Country; and (iv) non-standard other cost of sales items such as process improvements (other than process development for the initial manufacturing process for the Product described in Schedule 9.8), obsolete inventory, inventory revaluation, and expense portion of capital projects, provided that such costs described in this subparagraph (iv) are agreed upon by the MSC.

      1.36 "Country" or "Countries" means all of the countries in the Territory whether a Co-Promotion Country, Co-Marketing Country, Organon Exclusive Country, or Pfizer Exclusive Country; it being understood and agreed, in the event that any such Country is subdivided or otherwise partitioned, the definition of "Country" will include each such subdivided and/or partitioned geographical area and, for purposes of this Agreement, Details, Net Sales, and other obligations will be appropriately adjusted.

      1.37 "Country Marketing Plan" means the marketing plan prepared by the CCC for the applicable Co-Promotion Country or group of Co-Promotion Countries.

      1.38 "Current Product" means the Product in the current formulation which Product is currently being used by Organon in clinical trials and is being developed for the Initial Indications, all as of the Effective Date.

      1.39 "Detail" means a face-to-face contact of either an Organon Sales Representative or a Pfizer Sales Representative, as the case may be, with a medical professional with prescribing authority during which scientific and/or medical information about the Product is discussed. A Detail does not include a reminder or sample drop. Details shall be measured by each Party's internal recording of such activity; provided that, such measurement shall be on the same basis as the recording Party's measurement for its sales representatives detailing of such recording Party's other products, consistently applied throughout the Term. When used as a verb, the term "Detailing" means to engage in the activity of a Detail.

      1.40 "Detail Requirement" means the number of Details that each Party's Sales Representatives are required to perform in each Co-Promotion Country in each Year of the Term pursuant to the Global Marketing Plan or Country Marketing Plan then in effect, subject to Schedule 1.40.

      1.41 "Development" means, with respect to the Product, the performance of all pre-clinical, clinical and regulatory activities required to obtain Regulatory Approval of the Product in the Territory, all in accordance with the Development Plan. When used as a verb "Develop" means to engage in any such activities.

      1.42 "Development Costs" means all Out-of-Pocket Costs incurred by a Party in connection with Product Studies pursuant to the Development Plan, including, without limitation, the following:

            (i) the cost of materials used in the development of the Product (including clinical supplies, chemicals, animals and lab supplies);

            (ii) the costs for outside professional services, including, but not limited to, toxicology studies or clinical studies performed by Third Parties;

            (iii) costs incurred in connection with regulatory submissions; and

            (iv) costs for process development of the manufacturing process for the Product described in Schedule 9.8.

      1.43 "Development Plan" means the written annual development plan which currently has as one of its goals the development of the Product with attributes as described in the Product Profile, including preclinical and clinical study plans and a corresponding budget for each such study, which plan may be amended from time to time in accordance with Article 10.3.

      1.44 "Distribution Costs" means the direct, Out-of-Pocket Costs accrued or paid by Organon in connection with the shipment by Organon or its Affiliate of finished packaged Product to unaffiliated Third Parties in the Co-Promotion Countries.

      1.45 "DOJ" means the United States Department of Justice.

      1.46 "Effective Date" means the HSR Clearance Date.

      1.47 "EMEA" means the European Agency for Evaluation of Medicinal Products, or any successor agency thereto.

      1.48  "Estimated  Development  Costs" shall have the meaning set forth in
Article 4.4.

      1.49 "FDA" means the United States Food and Drug Administration, or any successor agency thereto.

      1.50 "Finished Product Supply Agreement" means the agreement between Pfizer Export Company and Organon executed simultaneously with this Agreement by which Organon shall sell finished, packaged Product to Pfizer Export Company for sale by Pfizer Export Company or its Affiliate in the Pfizer Exclusive Countries and Co-Marketing Countries.

      1.51 "FTC" means the United States Federal Trade Commission.

      1.52  "GAAP"  means,  with  respect  to  Pfizer,  US  generally  accepted accounting principles, consistently applied, and with respect to Organon, International Financial Reporting Standards, consistently applied. All financial determinations made under this Agreement shall be made in accordance with GAAP.

      1.53 "GCC" means the Global  Commercial  Committee  described  in Article
10.4.

      1.54 "Generic Competition" shall exist during a given Pfizer Quarter or Calendar Quarter with respect to the Product in any Pfizer Exclusive Country, or Organon Exclusive Country in the Territory if, during such Pfizer Quarter or Calendar Quarter, one or more Generic Products shall be commercially available in such Country and shall have, in the aggregate in such Country, a [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) or more share of total sales of the aggregate of the Product and Generic Products based on data provided by IMS International, or if such data is not available, such other reliable data source as reasonably determined by Pfizer (or, in the Organon Exclusive Countries, reasonably determined by Organon) and agreed by

Organon (or, in the Organon Exclusive Countries, agreed by Pfizer) (such agreement not to be unreasonably withheld) as measured by unit sales.

      1.55 "Generic Products" means any pharmaceutical products (other than the Product commercialized by Organon and Pfizer pursuant to this Agreement) that contain the Compound and can reasonably be or are reasonably used for the same indication or indications as the Product.

      1.56 "Geodon" means any human pharmaceutical product containing as an active ingredient the compound generically known as ziprasidone including, without limitation, the product presently promoted or sold under either the Geodon (R) or Zeldox (R) trademark.

      1.57 "Global Marketing Costs" means Marketing Costs that are not incurred pursuant to a Country Marketing Plan and relate to cross-border activities including, but not limited to, cross-border advertising, Phase IIIb/Phase IV Product Studies (excluding Local Phase IIIb/ IV Product Studies) and are incurred by, the Parties centrally.

      1.58 "Global Marketing Plan" means the proposed plan for commercialization of the Product in the Co-Promotion Countries, including, without limitation: (a) general strategies for the Detailing and marketing of the Product and allocation of responsibilities for marketing activities between the Parties; (b) each Party's Detail Requirement (subject to Schedule 1.40) and sampling activities, if any; (c) market and sales forecasts; (d) pricing and discounting analysis; (e) advertising, public relations and other promotional programs, including professional symposia and speaker and activity programs to be used in the Co-Promotion of the Product; (f) Phase IIIb/IV Product Studies; and (g) an annual budget for the activities described in the Global Marketing Plan.

      1.59 "Governmental Authority" means any court, agency, department or other instrumentality of any foreign, federal, state, county, city or other political subdivision.

      1.60 "group" will have the meaning as the term "group" is interpreted pursuant to Rule 13d-5 under the Securities Exchange Act of 1934, as amended.

      1.61 [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

      1.62 "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (15 U.S.C. Sec. 18a), and the rules and regulations promulgated thereunder.

      1.63 "HSR Clearance" means either (a) early termination of the applicable waiting period under the HSR Act with respect to the HSR Filings; or (b) expiration of the applicable waiting period under the HSR Act with respect to the HSR Filings.

      1.64 "HSR Clearance Date" means, with respect to the HSR Filings, the earlier of (a) the date on which the FTC or DOJ shall notify Organon and Pfizer of early termination of the applicable waiting period under the HSR Act; or (b) the day after the date on which the applicable waiting period under the HSR Act expires.

      1.65 "HSR Filings" means the filings by Pfizer and Organon with the FTC and the Antitrust Division of the DOJ of a Notification and Report Form for Certain Mergers and Acquisitions (as that term is defined in the HSR Act) with respect to the matters set forth in this Agreement, together with all required documentary attachments thereto.

      1.66 "Improved Product" means any and all new developments or versions to the Current Product, that are made by or on behalf of either Party, including, but not limited to, Combination Products,

New Indications, new formulations, new dosage forms, or new regimens and developments intended to enhance the safety and/or efficacy of the Product.

      1.67  "Initial  Indications"  means the  treatment of  schizophrenia  and
bipolar  disorders  (including,   without  limitation,   acute  manic  episodes
associated with bipolar disorder) in humans.

      1.68 "Interim Statement" shall have the meaning set forth in Article 6.8(iii).

      1.69 "Intermediate" means the chemical substance designated as compound "[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]" on Schedule 9.8; provided, however that if the Parties agree that the chemical substance designated as compound "[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]" on such schedule is sufficiently stable to be shipped to Pfizer (or its Affiliate), then the Parties will discuss whether the Intermediate should be compound "[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]" rather than compound "[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]".

      1.70 "Intermediate Supply Agreement" means the agreement between Pfizer Ireland Pharmaceuticals and Organon executed simultaneously with this Agreement by which Organon shall sell Intermediate to Pfizer Ireland Pharmaceuticals.

      1.71 "JOC" means the Joint Operating Committee described in Article 10.7.

      1.72 "Key EU Country" means any of the United Kingdom, France, Germany, Spain or Italy.

      1.73 "Law" or "Laws" means all laws, statutes, rules, Codes, regulations, orders, decrees, judgments and/or ordinances of any Governmental Authority.

      1.74 "Launch" means, on a Country by Country basis, the first shipment after the first Regulatory Approval and Price Approval of a Product in commercial quantities for commercial sale by a Party to an unaffiliated Third Party.

      1.75 "Listed" means, with respect to any entity, shares of common equity of such entity are listed for trading on any internationally-recognized stock exchange or authorized for trading on NASDAQ ; provided that the market value of shares of such common equity held by Persons that are not Affiliates of such entity is at least $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

      1.76 "Local Phase IIIb/IV Product Studies" mean those Phase IIIb/IV Product Studies conducted solely in a Country and intended to be primarily used to support local marketing.

      1.77 "Managed Care and Institutional Customers" means systems that integrate the financing and delivery of health care services to covered members including but not limited to: PBMs, HMOs, PPOs, Independent Physicians Associations (IPAs), Integrated Health Delivery System (IHDS), VA, DoD, GPOs.

      1.78 "Major Market Countries" means the United States, France, Germany, Italy, United Kingdom, Spain, Japan and Canada.

      1.79 "Major Market Country Forecast" means the forecast of Net Sales in each Major Market Country for each Year as initially determined by the Parties within 180-days after the Effective Date.

      1.80 "Manufacturing Costs" means costs that relate to (i) Product supplied by an unaffiliated Third Party; or (ii) Product manufactured directly by a Party or an Affiliate of a Party. In the case of (i), Manufacturing Costs shall be a "standard cost" per unit, (calculated for each Year of the Term) which standard cost shall include (a) the amount paid to such Third Party, plus
(b) the manufacturing Party's (i.e., the Party responsible for overseeing the manufacturing of the Third Party) direct and identifiable Internal Costs and Out-of Pocket Costs, which amounts shall be subject to the other Party's reasonable approval, incurred by the manufacturing Party in connection with quality assurance, supply chain management and similar activities comprising the manufacturing Party's oversight of the manufacturing process of the Third Party. In the case of (ii), Manufacturing Costs shall be a "standard cost" per unit, (calculated Yearly and at a time to align with the Parties internal budget processes) which standard cost shall include the cost of raw materials, labor, and other direct and identifiable variable costs and appropriate costs for equipment pools, plant operations and plant support services. The costs for plant operations and support services would include utilities, maintenance, engineering, safety, human resources, finance, plant management and other similar activities. The plant operations and support services costs would be allocated on a mutually agreed basis consistent with GAAP. Costs which cannot be identified to a specific activity supporting Product manufacturing, such as charges for corporate overhead which are not controllable by the manufacturing plant, shall not be included in standard cost. "Internal Costs" in Manufacturing Costs means a Party's and/or its Affiliate's costs and expenses related solely to direct and identifiable personnel compensation and benefits.

      1.81 "Marketing Costs" means all Out-of-Pocket Costs paid or accrued by a Party pursuant to the Global Marketing Plan or a Country Marketing Plan and directly related to the Co-Promotion of the Products in the Co-Promotion Countries, including those in connection with:

            (i)   Phase III(b)/IV Product Studies;

            (ii) materials and programs used for ongoing training of Sales Representatives and of sales trainers;

            (iii) advertising for the Products (including agency fees);

            (iv) materials used in promoting the Products (including detail aids, leave-behinds and all other similar materials);

            (v)   patient samples and starter kits; and

            (vi) marketing the products through any means (including, but not limited to, consumer directed advertising, journals, newspaper, radio, internet or place-based advertisements, promotional literature, market research, patient education, field and headquarters' grants, exhibits, direct mail, advisory boards, symposia, congress activities and dinner programs).

All other Out-of-Pocket Costs incurred in the Co-Promotion of the Products in the Co-Promotion Countries, but not specifically identified above, but which have been approved by the GCC or provided for in the Global Marketing Plan or a Country Marketing Plan, shall be accounted for and deemed Marketing Costs for all purposes of this Agreement

      1.82 "Material Default" means:

            (i) any default by any Party hereto of its representations or warranties or covenants, agreements or other performance obligations under this Agreement (other than a payment obligation) that, when aggregated with any other such uncured defaults by such Party, is (a) material to this Agreement taken as a whole, and (b) shall have continued for 60 days after written notice thereof was provided to the alleged defaulting Party by the non-defaulting Party (or, if such default cannot be cured within such 60 day period, if the alleged defaulting Party does not promptly commence and diligently continue all reasonable actions to cure such defaults during such 60 day period or does not cure in full such default within 90 days after written notice thereof was provided to the alleged defaulting Party); or

            (ii) any default by any Party hereto of its payment obligations hereunder that shall have continued for 15 days after written notice thereof was provided to the alleged defaulting Party by the non-defaulting Party; provided that, in the event of a good faith payment dispute, such 15 day cure period shall be extended through the fifteenth day following the date on which such dispute is resolved if the alleged defaulting Party paid all undisputed amounts when due and provided the non-defaulting Party with a reasonably detailed written explanation of the alleged defaulting Party's basis for disputing the payment obligation within the 15 day period following the written notice of the default by the non-defaulting Party.

      Notwithstanding anything to the contrary contained herein, for purposes of determining the existence of any "Material Default," no Party shall be deemed to be in material breach or material default if its actions or omissions resulted from (x) compliance with any decision of a committee or subcommittee under this Agreement that is mutually agreed to by the Parties, or (y) compliance with any Law or the express terms of this Agreement, or (z) any such Party's use of Commercially Reasonable Efforts.

      1.83 "MSC" means the  Manufacturing  and Supply  Committee  described  in
Article 10.5.

      1.84"NDA" means a New Drug Application filed with the FDA with respect to the Product.

      1.85 "Net Sales" means the gross sales of the Product that is due, or otherwise received by, a Party, or its Affiliates from unaffiliated Third Parties for such Product, less:

            (i) credited allowances actually granted to such Third Party customers for spoiled, damaged, rejected, recalled, outdated and returned Product and for reasonable retroactive price reductions;

            (ii) the amounts of trade and cash discounts actually allowed, to the extent such trade and cash discounts are specifically allowed on account of the purchase of the Product;

            (iii) sales taxes, value added taxes, excise taxes, use taxes and import/export duties actually due or incurred in connection with the sales of the Product to any Third Party, and freight and insurance (to the extent that the Party bears the cost of freight and insurance for the Product); and

            (iv) actual bad debts relating to the Product; adjustments, reimbursements, administration fees, discounts, chargebacks and rebates, in each case actually granted to Third Parties, including, but not limited to, rebates actually given to health care organizations or other Third Parties, and any bona fide payment made in respect of any sales of Product to any governmental or quasi-governmental body or agency, accruing on sales that took place during the Term.

      Net Sales shall be determined from books and records maintained in accordance with GAAP, and shall not arise from sales of Product among either Party or their Affiliates or between its Affiliates and subcontractors.

      1.86 "New Indication" means any indication for the Product other than the Initial Indications.

      1.87 "New Indication Development Costs" means all Out-of-Pocket Costs incurred by Organon in connection with New Indication Development Studies

      1.88 "New Indication Development Studies" means pre-clinical and clinical studies, including formulation studies, that are designed to support approval for marketing of a New Indication in the US Territory and/or any other Major Market Country.

      1.89 "Noncompete Term"  shall have the meaning set forth in Article 6.10.

      1.90 "Organon Exclusive Countries" means all Countries in the Territory in which Organon has the exclusive right to make, use, sell, offer for sale, Detail and promote the Product.

      1.91 "Organon Group" means the group of Affiliates of Akzo Nobel N.V. which are engaged in the ethical pharmaceutical business activities (known as the Organon business unit), but explicitly excluding those businesses primarily devoted to vaccines (known as Nobilon), animal health (known as Intervet) and active pharmaceutical ingredients and biotech (known as Diosynth). As of the date hereof, the Organon Group consists of Organon USA Inc., Organon International Inc., N.V. Organon, Organon Nederland B.V., Organon Europe B.V., Horus B.V. and Organon Holding B.V and each of their respective direct and indirect subsidiaries.

      1.92 "Organon Group Parent" means any of the following: Organon International Inc., Organon Espanola S.A., Organon Italia S.p.A., Organon USA Inc., N.V. Organon, Organon S.A., Organon GmbH and Organon Laboratories Ltd., and any successors to and assigns of all or substantially all of the business or assets of any such entity.

      1.93 "Organon Parent" means Akzo Nobel N.V. and its successors; provided that, following a Qualified Split Off Transaction, Organon Parent shall mean the Split Off Parent.

      1.94 "Organon Patent Rights" means all Patent Rights, now or hereafter during the Term, Controlled by Organon or its Affiliates, including without limitation Organon's interest in any Collaboration Inventions, relating to, or useful in connection with, the manufacture, use or sale of the Compound or the Product, including without limitation, the patents and patent applications set forth on Schedule 1.94.

      1.95 "Organon Technical Information" means all scientific or technical information and related know-how and trade secrets now or hereafter during the Term Controlled by Organon or its Affiliates relating to the Compound or the Product or any developments or changes thereof (such as New Indications) or otherwise developed or acquired by Organon or its Affiliates in the course of the activities of Organon or its Affiliates under this Agreement, including but not limited to: (i) medical, clinical, toxicological, pharmacological, or other scientific data, and (ii) processes and analytical methodology used in the development, testing, analysis, manufacture or packaging of the Compound or the Product or any developments or changes thereto.

      1.96 "Out-of-Pocket Costs" means costs and expenses paid or accrued to Third Parties, other than Affiliates or employees, by either Party after the Effective Date.

      1.97 "Parent" means any corporation or other Person which, directly or indirectly, beneficially owns (i) at least [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the voting power of all outstanding capital stock or other ownership interests of any Organon Group entity or (ii) the right to receive at least [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the net assets of any Organon Group entity available for distribution to the holders of capital stock or other ownership interests upon a liquidation or dissolution of any Organon Group entity.

      1.98 "Party" or "Parties" means Organon and Pfizer.

      1.99 "Patent Rights" means the rights and interest in and to all issued patents and pending patent applications in any Country, including, without limitation, all divisionals, continuations, renewals, continuations-in-part, patents of addition, supplementary protection certificates, extensions, registration or confirmation patents and reissues thereof.

      1.100 "Permitted Transaction" means a transaction as a result of which a Person or group of Persons (other than Organon Parent and its subsidiaries) acquires [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% or more of the voting power of the outstanding Voting Stock of Organon or any Organon Group Parent, but such Person or group of Persons (x) does not acquire or at any time possess beneficial ownership of Voting Stock of Organon or of such Organon Group Parent having more voting power than the Voting Stock of Organon or such Organon Group Parent than that beneficially owned by Organon Parent, and (y) does not otherwise obtain or at any time possess (whether pursuant to any shareholder agreement, articles or other applicable constitutional documents or otherwise) the power to elect a greater number of directors (or other comparable persons) than that possessed by Organon Parent and/or any subsidiaries of Organon Parent or the right or power to nominate or elect directors (or other comparable persons) having, in the aggregate, any greater voting rights than the aggregate voting rights of the directors that Organon Parent and/or subsidiaries of Organon Parent have the right or power to elect or nominate.

      1.101 "Person" means any natural person or any corporation, company, partnership, joint venture, firm or other entity, including without limitation a Party.

      1.102 "Pfizer Exclusive Countries" means all Countries in the Territory that, as of the Effective Date, are neither Co-Promotion Countries nor Co-Marketing Countries, until such time, if at all, that such Countries become Organon Exclusive Countries.

      1.103 "Pfizer Patent Rights" means all Patent Rights, if any, hereafter during the Term, Controlled by Pfizer or its Affiliates, including without limitation Pfizer's interest in any Collaboration Inventions, in each case relating to the Product, the Compound or the manufacturing thereof, that contain claims that would be infringed by the manufacture, use, sale, offer for sale, or importation of the Compound, Product, or any component thereof.

      1.104 "Pfizer Technical Information" means all scientific or technical information and related know-how and trade secrets hereafter during the Term Controlled by Pfizer or its Affiliates relating to the Compound or the Product or any developments or changes thereof (such as New Indications) or otherwise developed or acquired by Pfizer or its Affiliates in the course of the activities of Pfizer or its Affiliates under this Agreement, including but not limited to: (i) medical, clinical, toxicological, pharmacological, or other scientific data and (ii) processes and analytical methodology used in the development, testing, analysis, manufacture or packaging of the Compound or the Product or any developments or changes thereto.

      1.105 "Pfizer Quarter" means, in the US Territory, each of the four (4) thirteen (13) week periods as used by Pfizer in its audited financial reports, the first commencing on January 1 of any Year, and (b) outside the US Territory, each of the four (4) thirteen (13) week periods as used by Pfizer in its audited financial reports, the first commencing on December 1 of any Year.

      1.106 "Pharmaceutical Company" means, with respect to any time at which the "Change in Control" is assessed, any of the leading 100 pharmaceutical companies as measured by trailing twelve (12) month sales of prescription pharmaceutical products and reported by IMS in the most recent global review of the pharmaceutical market.

      1.107 "Phase III Clinical Study" means a Product Study with study design and statistical power intended to meet the requirement for Regulatory Approval.

      1.108 "Phase IIIb/IV Product Study" means a clinical study designed to support the Product but not intended to be included as the basis of any regulatory filing for Regulatory Approval for marketing of the Product, or conducted as a condition of the Regulatory Approval from any Regulatory Authority for marketing of the Product.

      1.109 "Price Approval" means, in Countries where governmental or regulatory authorities authorize for reimbursement, or approve or determine pricing for pharmaceutical products for reimbursement or otherwise, such authorization, approval or determination.

      1.110 "Primary Packaged Product Supply Agreement" means the agreement between Pfizer Ireland Pharmaceuticals and Organon executed simultaneously with this Agreement, by which Pfizer Ireland Pharmaceuticals shall sell finished Product in primary packaging to Organon.

      1.111 "Proceeding" means any suit, action or proceeding relating to this Agreement.

      1.112 "Product" means, subject to Article 4.9, all human pharmaceutical formulations and dosage forms which contain the Compound either alone or in combination with other therapeutically active ingredients.

      1.113 "Production Agreements" means the Intermediate Supply Agreement, the Primary Packaged Product Supply Agreement, and the Finished Product Supply Agreement, each of which is being entered into for the purpose of effectuating the worldwide collaboration between Pfizer and Organon as described in this Agreement.

      1.114 "Product  Profile"  means the Product profile described in Schedule
1.114 hereto.

      1.115 "Product  Specifications"   means   the   specifications   for  the
manufacture and packaging of the Product consistent with the NDA and other Regulatory Approvals.

      1.116 "Product Studies" means clinical, preclinical, safety, and other studies that are designed to support FDA or other Regulatory Authority approval for marketing of the Product. For the avoidance of doubt, Product Studies shall not include Phase IIIb/IV Product Studies.

      1.117 "Qualified Split Off Transaction" means any transaction or series of related transactions in which the Organon Group is separated, in whole or in part, from Akzo Nobel N.V. (either as a stand-alone business unit or as part of or together with other business units of Akzo Nobel N.V. being so separated in such transaction or series of transactions) and, immediately after giving effect thereto,

            (i) no Person or group of Persons other than Akzo Nobel N.V. and its subsidiaries beneficially owns Voting Stock of the Split Off Parent entitling the holder(s) thereof to at least [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the voting power of the then outstanding Voting Stock of the Split Off Parent except as contemplated by the definition of Permitted Transaction; and

            (ii) Akzo Nobel N.V. does not beneficially own less than a [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the voting power of the outstanding Voting Stock of the Split Off Parent except as contemplated by the definition of Permitted Transaction, unless the Split Off Parent is Listed.

      1.118 "[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]" mean the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] presently being performed by Organon.

      1.119 "Regulatory Approval" means authorization granted by a Regulatory Authority to market and sell the Product in a Country in the Territory that is required before the Product may be commercially marketed and sold in such Country.

      1.120 "Regulatory Authority" means any Governmental Authority with responsibility for granting any licenses or approvals necessary for the marketing and sale of pharmaceutical products including, without limitation, the FDA and any drug regulatory authority of countries of the European Union, and Japan, and where applicable any ethics committee or any equivalent review board.

      1.121 [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] means [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], formely [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

      1.122 "[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement" mean the License and Development Agreement between [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and Organon dated March 27, 1997.

      1.123   "[CONFIDENTIAL   INFORMATION   HAS  BEEN  OMITTED  AND  FURNISHED
SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Patent Rights" means those Patent Rights owned or licensed by [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and are the subject of the license under the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement.

      1.124 "Sales Representative" means an individual employee of a Party who engages in Detailing and other promotional efforts in the field with respect to the Product and who has been trained by either Party.

      1.125 "Split Off Parent" means the ultimate Parent of any entities formerly within the Organon Group following a Qualified Split Off Transaction.

      1.126 "Standstill Period" shall mean the period commencing on the Effective Date of this Agreement and terminating on the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] anniversary of such date.

      1.127 "Steering Committee" means  the  Steering  Committee  described  in
Article 10.8.

      1.128 "Supporting   Information"   means,   with   respect  to  each  New
Indication, the following:

            (i) the NDA or other Application for Regulatory Approval, as applicable, including draft or final labelling, as the case may be, for such New Indication; and

            (ii) all other material information regarding the toxicology, CMC data, safety and efficacy of such New Indication; status of discussions with FDA or any Governmental Authorities directly relating thereto; and any relevant patent information, all as of the date of the applicable Opt-In-Notice provided by Organon to Pfizer under Article 4.7; and

            (iii) all Third Party Licenses relating to such New Indication.

      1.129 "Technical Information" means Organon Technical Information or Pfizer Technical Information.

      1.130 "Territory" means all territories and Countries of the world.

      1.131 "Third Party" means any entity or person other than Pfizer or Organon or any of their respective Affiliates.

      1.132 "Third Party License" means any agreement with a Third Party necessary to obtain a license or right to any intellectual property right owned or controlled by a Third Party in order to make, have made, use, sell, offer to sell, or import, the Product or, as applicable under Article 4.5, an Improved Product.

      1.133 "Third Party License Fees" means any fees, royalties and/or other amounts paid to any Third Party under a Third Party License. For the avoidance of doubt, all consideration paid or due to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and specified in Schedule 1.133 shall be deemed to be Third Party License Fees.

      1.134 "Trademark" or "Trademarks" means, the trademark or trademarks selected by the JOC for use on the Product and/or accompanying logos, trade dress and/or indicia of origin, in each case as selected by the JOC.

      1.135 "US  Territory"   means   the   United   States,  its  territories,
possessions and Puerto Rico.

      1.136 "Valid Claim" means any claim from an issued and unexpired patent included within the Organon Patent Rights which has not been revoked or held unenforceable or invalid by a decision of a court or other Governmental Authority of competent jurisdiction, and which has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue or disclaimer or otherwise.

      1.137 "Voting Stock" means, with respect to any Person, any capital stock or other ownership interest in such Person which entitles the holder thereof to vote for the election of directors (or other comparable persons) of such Person.

      1.138 "Year" means, with respect to the first Year, the period beginning on the Effective Date and ending on December 31 of such calendar year (the "First Year"), and (b) with respect to each subsequent Year the twelve (12) month period beginning on the day following the end of the First Year and each succeeding twelve (12) month period thereafter.

      1.139 "Xanax" means the human pharmaceutical product containing as the sole active ingredient the compound generically known as alprazolam (in an extended-release formulation) presently promoted and sold in the United States under the XANAX XR{reg-trade-mark} trademark.

      1.140 "Xanax Agreement" means the agreement between Pfizer Inc. and Organon USA Inc., executed simultaneously with this Agreement and providing for the detailing of Xanax by Organon Pharmaceuticals USA Inc. pursuant to the terms of such agreement.

                                   ARTICLE 2

                          SCOPE OF THE COLLABORATION

      2.1 Organon Grants. Subject to the terms of this Agreement, Organon hereby grants to Pfizer, and Pfizer hereby accepts:

            (i) an exclusive license under the Organon Patent Rights and Organon Technical Information, and under Organon's rights in Collaboration Intellectual Property, solely to develop, use, sell, offer for sale, import, and have imported Products in the Co-Promotion Countries and the Pfizer Exclusive Countries;

            (ii) a co-exclusive (with Organon) license under the Organon Patent Rights and Organon Technical Information, and under Organon's rights in Collaboration Intellectual Property, to make or have made Products in the Territory, provided, however, that Pfizer's right to make or have made the Product in the Organon Exclusive Countries shall be limited to Product made in such Organon Exclusive Country for sale outside of the Organon Exclusive Countries; and

            (iii) a co-exclusive license (with Organon) under the Organon Patent Rights and Organon Technical Information, and under Organon's rights in Collaboration Intellectual Property, to develop, use, sell, offer for sale, import, and have imported Products in the Co-Marketing Countries.

      2.2 Pfizer Grants. Subject to the terms of this Agreement, Pfizer hereby grants to Organon, and Organon hereby accepts:

            (i) the exclusive right to Develop and Co-Promote (including the right to sell) the Product together with Pfizer in the Co-Promotion Countries in addition to any rights under the Organon Patent Rights, Organon Technical Information and Organon's rights in Collaboration Intellectual Property as may be necessary for Organon to perform its obligations under and enjoy the benefits of this Agreement;

            (ii) a  co-exclusive  right (with  Pfizer)  and  license  under the
      Pfizer Patent Rights and Pfizer Technical Information, and under Pfizer's rights in Collaboration Intellectual Property, solely to exercise Organon's rights and perform Organon's obligations under this Agreement with respect to the Product in the Co-Promotion Countries and Co-Marketing Countries; and

            (iii) an exclusive license under the Pfizer Patent Rights and Pfizer Technical Information, and under Pfizer's rights in Collaboration Intellectual Property, solely to develop, use, sell, offer for sale, import, and have imported Products in the Organon Exclusive Countries.

      2.3 Sublicenses. Either Party may sublicense any of its rights or obligations under this Agreement, directly or indirectly, in whole or in part to any of its Affiliates as it deems appropriate; provided that any such sublicensee must agree to be bound by the provisions of this Agreement. Notwithstanding the foregoing, the sublicensing Party shall remain fully responsible for all its obligations hereunder.

      2.4 Distribution and Booking of Sales. Organon shall have title to all inventory of Product in the Co-Promotion Countries and be responsible for packaging such Product in final packaging, and distribution, invoicing, credit and collection for the Product in the Co-Promotion Countries. Organon will have the right to book all sales of Products in the Co-Promotion Countries.

      2.5 Contract Sales Forces. Without the consent of the other Party, neither Pfizer nor Organon may use any contract sales force to Co-Promote (including to Detail) the Product in the Co-Promotion Countries.

      2.6 Compliance With Law and Codes. Both Pfizer and Organon will market, promote and Detail the Products in accordance with applicable Law, the terms of this Agreement and, with the then-current Global Marketing Plan. Neither Party shall be required to undertake any action or inaction (including without limitation any Product Launch), or to incur expenditures in connection with any such action or inaction under this Agreement that it believes, in good faith, may violate any Law.

      2.7 Training.

            (i) Pfizer and Organon shall, each at its own expense, comply with any reasonable training plan contained in any Global Marketing Plan or Country Marketing Plan.

            (ii) No later than eighteen (18) months before the first anticipated Product Launch in a Major Market Country which permits Co-Promotion, Pfizer and Organon will jointly develop sales training materials. Pfizer and Organon will thereafter cause their training personnel to train such persons with such training materials and Promotional Materials (as defined in Article 2.9 below). The Parties shall each receive reasonable quantities of training materials for marketing, Detailing and promoting the Product consistent with their Detail Requirements.

      2.8 Product-Related Meetings. If a Party organizes Product-related meetings of its employees (such as launch meetings or periodic briefings of its Sales Representatives), it will make reasonable efforts to keep the Product-related portions of such meetings independent from other matters and to give the other Party advance notice of such meetings. If requested by the other Party, the Party organizing such meeting will permit representatives of the other Party to attend and participate in such meetings or such portions thereof which relate to the promotion of the Product, in either case at the other Party's sole cost and expense.

      2.9 Promotional Materials. The Party's respective Sales Representatives will only utilize promotional, advertising, communication and educational materials (including all written, graphic, electronic, audio and video pieces and including journal advertisements, direct mail, direct to consumer advertising, internet postings, broadcast advertisements and sales aids (pens, cups, note pads and the like)) relating to the Product (collectively "Promotional Materials") and only conduct promotional activities for the Product which, in each case, have been approved in the Global Marketing Plan, a Country Marketing Plan, or otherwise by the GCC. All Promotional Materials must be consistent with the Global Marketing Plan and approved by the applicable CCC. In addition, promptly after the Effective Date, for the US Territory, and, as mutually agreed upon by the Parties, for other Co-Promotion Countries, the Parties will mutually agree upon procedures whereby designated representatives of each Party representing the marketing, legal, medical and regulatory functions, will meet, whether in person, by telephone, or by videoconference, in order to conduct a review of all promotional activities (other than Detailing) and Promotional Materials prior to final approval thereof. Promotional Materials shall be allotted to each Party according to that Party's Detail Requirement for the applicable Year. All promotional activities conducted by the Parties' Sales Representatives shall be consistent with the Promotional Materials so approved and the then-current Global Marketing Plan.

      2.10 Samples. Following Launch of the Product, Organon shall provide Pfizer with Product samples as required in the applicable Global Marketing Plan or Country Marketing Plan. Samples will be allocated fairly between the Organon sales force and Pfizer sales force in accordance with the number of Details the respective field forces are required to undertake as set forth in the Global Marketing Plan or Country Marketing Plan. Organon shall ship such samples to a central location designated by Pfizer. Organon and Pfizer shall use samples strictly in accordance with the then-current Global Marketing Plan or Country Marketing Plan and shall store and distribute all samples in full compliance, and otherwise fully comply, with all applicable Laws, including, in the US Territory, the requirements of the Prescription Drug Marketing Act of 1987, as amended (the "PDMA"). Pfizer and Organon each will maintain those records required by the PDMA and all other Laws with respect to the samples allocated to each of them.

Organon and Pfizer shall be responsible for the filing of any necessary reports to FDA or other Regulatory Authorities in connection with the PDMA and other applicable Laws with respect to the samples allocated to each of them. Each Party will destroy any samples not distributed by its Sales Representatives at its sole expense.

      2.11 Medical Inquiries. The GCC and CDRC will provide the Parties with information and materials relevant or appropriate to allow the Parties' medical and sales professionals, as appropriate, to respond to those medical questions or inquiries from the medical and paramedical professions and consumers relating to any FDA (or other Regulatory Authority) approved use of the Product. Each of the Parties will only use these materials, which shall be consistent with the relevant approved Product labeling, when answering such questions and inquiries so as to ensure that medical and sales professionals from both Parties are responding to such questions or inquiries in the same manner. The GCC and CDRC will provide the Parties with information, materials and instructions to allow medical professionals from both Parties to respond to medical questions or inquiries concerning matters not consistent with FDA (or other Regulatory Authority) approved Product labelling in accordance with the procedures for responding to unsolicited medical inquiry requests on off-label use, which procedures shall be agreed upon by the Parties.

      2.12 Collaboration Principles. It is the intention of the Parties, as expressed in this Agreement and the Production Agreements, that, other than with respect to certain Development Costs as set forth in Article 4.4, each Party shall be responsible for [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the Marketing Costs, Distribution Costs, Development Costs and Cost of Goods in the Co-Promotion Countries, and will each be entitled to receive [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the Net Sales of the Product in the Co-Promotion Countries.

      2.13 Commercially Reasonable Efforts. The Parties covenant and agree to use Commercially Reasonable Efforts with respect to carrying out each of their respective obligations under this Agreement.


                                   ARTICLE 3

                        REPRESENTATIONS AND WARRANTIES


      3.1 Representations and Warranties of Organon. Organon hereby represents, warrants as of the date hereof to Pfizer that:

            (i) Organon (a) is a company validly existing and in good standing under the Laws of the Republic of Ireland, (b) is duly qualified and in good standing under the Laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified would not have a material adverse effect on its financial condition or its ability to perform its obligations hereunder including any adverse effect on the Organon Patent Rights, Organon Technical Information, the Compound or the Current Product (an "MAE"), (c) has the requisite power and authority and the legal right to conduct its business as now conducted and hereafter contemplated to be conducted, (d) has or will obtain all necessary licenses, permits, consents and approvals from or by, and has made or will make all necessary filings with, all Governmental Authorities having jurisdiction over Organon, to the extent required for the ownership and operation of its business, except where the failure to obtain such licenses, permits, consents or approvals, or to make such notices, would not have an MAE, and (e) is and its Affiliates are in compliance with its applicable charter documents, with the power and authority to enter into each Alliance Agreement to which it is a party and to perform its obligations under such agreements;

            (ii) The execution, delivery and performance of the Alliance Agreements to which it is a party by Organon and each of its Affiliates and all instruments and documents to be delivered by Organon hereunder and the consummation of the transactions contemplated hereby and thereby
      (a)  are  within  the  corporate  power  of  Organon  or  the  applicable
      Affiliate, (b) have been duly authorized by all necessary or proper action, (c) do not conflict with any provision of Organon's or the applicable Affiliate's charter documents, (d) will not violate any Law or regulation or any order or decree of any court or Governmental Authority,
      (e) except for filings pursuant to HSR Act, will not require any filing, permit, authorization, consent or other approval from any Governmental Authority or from any other person, firm or corporation, and (f) will not violate or conflict with any terms of any indenture, mortgage, deed of trust, lease, agreement, or other instrument (A) to which Organon or its applicable Affiliate is a party, or by which Organon or its applicable Affiliate or any of its or its applicable Affiliate's property is bound (including the Organon Patent Rights, Organon Technical Information, the Compound or the Current Product, but excluding the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Patent Rights), or (B) to the actual knowledge of Organon and its Affiliates ("Organon's knowledge"), to which [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] is a party which relates to Organon Patent Rights, Organon Technical Information, the Compound or the Current Product, which violation would have an MAE;

            (iii) This Agreement has been duly executed and delivered by Organon and constitutes the valid, binding and enforceable obligation of Organon;

            (iv) (a) The Organon Patent Rights, as set forth on Schedule 1.94, and Organon Technical Information licensed hereunder constitute all of the intellectual property and know-how under its and its Affiliates' control with respect to the manufacture, use, sale, offer to sell or import of the Compound and the Current Product; (b) Organon is the legal and beneficial owner of all Organon Patent Rights (other than the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Patent Rights) and all Organon Technical Information, and no other person, firm, corporation or other entity has any right, interest or claim in or to, and Organon has not entered any agreement (other than the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement) granting any right, interest or claim in or to, the Organon Patent Rights or Organon Technical Information; and (c) none of the Organon Patent Rights (other than the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Patent Rights) (and to Organon's knowledge, none of the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]Patent Rights) are currently involved in any interference, reissue, reexamination, or opposition proceeding, and neither Organon nor any of its Affiliates has received any written notice from any Third Party of any actual or threatened claim or assertion to the contrary;

            (v) To Organon's knowledge: (a) no Third Party is infringing any claims of any issued patents encompassed within the Organon Patent Rights with respect to the Product; and (b) the manufacture, use sale, offer to sell or import by Pfizer or Organon of the Compound or the Current Product does not and will not infringe the intellectual property rights of any Third Party. Neither Organon nor any of its Affiliates has received a notice, claim or assertion from any Third Party to the effect thereof, or that challenges or questions the right of Organon or its Affiliates to use any of the Organon Patent Rights or Organon Technical Information to manufacture, use, sell, offer to sell or import the Compound or the Current Product. Organon has furnished to Pfizer all material information in its possession requested by Pfizer as to the foregoing statements. The

      Organon Patent Rights include claims that by their terms would be infringed by making, having made, using, selling and having sold the Current Product in the Countries covered by the Organon Patent Rights. To Organon's knowledge, the issued or granted claims in the Organon Patent Rights and the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Patent Rights are valid and enforceable.

            (vi) None of the rights granted (or intended to be granted) to Pfizer by Organon hereunder, including without limitation the Organon Patent Rights (other than the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Patent Rights) and the Organon Technical Information, are subject to any lien, charge, claim, pledge, security interest, charge, conditional sale agreement or other title retention agreement, lease, mortgage, security agreement, option or other encumbrance (including without limitation the filing of, or agreement to give, any financing statement under the Uniform Commercial Code of any jurisdiction in the US Territory or other comparable filing in any other Country in the Territory);

            (vii) Schedule 1.94 sets forth a true and complete list of all Organon Patent Rights (other than the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Patent Rights), and to the Organon's knowledge, a true and complete list of the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Patent Rights;

            (viii) Schedule 3.1(viii) contains a complete list of all material agreements with Third Parties relating to the development and manufacture of the Product. Organon has previously disclosed and provided complete copies to Pfizer of all such agreements, none of which have been modified, supplemented or amended;

            (ix) There is no Proceeding pending with respect to the Organon Patent Rights (other than the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Patent Rights), Organon Technical Information, the Compound or the
      Current Product, including without limitation to the conduct of any clinical trials, manufacturing activities or other activities relating to the transactions contemplated by the Alliance Agreements, or to Organon's knowledge, pending with respect to the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Patent Rights. To Organon's knowledge, there is no Proceeding threatened against Organon or [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], or either of their Affiliates, with respect to the Organon Patent Rights, Organon Technical Information, the Compound or the Current Product, including without limitation to the conduct of any clinical trials, manufacturing activities or other activities relating to the transactions contemplated by the Alliance Agreements;

            (x) The [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement heretofore delivered by Organon to Pfizer together with all Development Programmes to the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement (which have not been amended in any respect) represents the complete agreement between and among [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and Organon and its Affiliates relating to the Compound and the Product including, without limitation, the manufacturing thereof. The [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement is in full force and effect, all payments to date required to be made thereunder by Organon and its Affiliates, as applicable, have been made, and no default exists under the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement;

            (xi) Organon has disclosed to Pfizer all material information known to Organon or its Affiliates relating to (i) the safety and efficacy of the Product and the Compound, (ii) the drug quality, including stability, variability, impurities and delivery performance in each case relating to the Compound, and (iii) the status of discussions with FDA or any Governmental Authorities directly relating to the Product and the Compound;

            (xii) All manufacturing operations conducted by Organon and its Affiliates (or by Third Parties on their behalf) relating to the manufacturing of the clinical supplies of the Current Product are being conducted in material compliance with cGMP and other applicable requirements and standards of any Governmental Authority in which such manufacturing is being conducted; and

            (xiii) Organon represents and warrants that Organon together with the entities listed in the definition of "Organon Group Parent" represent the companies through which Organon conducts its most significant marketing and research activities, and in the aggregate, comprise at least [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the Organon Group (as measured from the beginning to the end of the most recently completed fiscal year based upon assets, net sales and/or net income under GAAP).

      3.2 Representations and Warranties of Pfizer. Pfizer hereby represents, warrants as of the date hereof to Organon that:

            (i) Pfizer (a) is a company validly existing and in good standing under the Laws of the State of Delaware, (b) is duly qualified and in good standing under the Laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified would not have a material adverse effect on its financial condition or its ability to perform its obligations hereunder, (c) has the requisite power and authority and the legal right to conduct its business as now conducted and hereafter contemplated to be conducted, (d) has or will obtain all necessary licenses, permits, consents, or approvals from or by, and has made or will make all necessary notices to, all Governmental Authorities having jurisdiction over Pfizer, to the extent required for the ownership and operation of its business, except where the failure to obtain such licenses, permits, consents or approvals, or to make such notices, would not have a material adverse effect on its financial condition or its ability to perform its obligations hereunder, and (e) is in compliance with its charter documents, with the power and authority to enter into the Alliance Agreements and to perform its obligations under such agreements;

            (ii) The execution, delivery and performance of the Alliance Agreements by Pfizer and all instruments and documents to be delivered by Pfizer hereunder and the consummation of the transactions contemplated hereby and thereby (a) are within the corporate power of Pfizer, (b) have been duly authorized by all necessary or proper action, (c) do not conflict with any provision of Pfizer's charter documents, (d) will not violate any Law or regulation or any order or decree of any court or Governmental Authority, (e) except for filings pursuant to the HSR Act, will not require any filing, permit, authorization, consent or other approval from any Governmental Authority or from any other person, firm or corporation, and (f) will not violate or conflict with any terms of any indenture, mortgage, deed of trust, lease, agreement, or other instrument to which Pfizer is a party, or by which Pfizer or any of its property is bound, which violation would have a material adverse effect on its financial condition or on its ability to perform its obligations hereunder; and

            (iii) This Agreement has been duly executed and delivered by Pfizer and constitutes the valid, binding and enforceable obligation of Pfizer.

      3.3 Additional Covenants. Organon covenants and agrees with Pfizer that Organon shall maintain the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement in good standing and shall not take any actions (or omit or fail to take any actions) which would result in a material breach of the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement. Organon agrees that (i) it shall not amend, modify or supplement the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement, or
(ii) agree to or consent to any amendment, modification or supplement to the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement in either case without the consent of Pfizer, which consent will not be unreasonably withheld. In addition, Organon shall not sell, assign, convey, pledge, hypothecate or otherwise transfer the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement or Organon's rights or obligations thereunder, or otherwise make any commitments in a manner that conflicts with Pfizer's rights hereunder without the consent of Pfizer, which consent will not be unreasonably withheld. Organon shall immediately notify Pfizer upon receipt by Organon or its Affiliates of any notice from [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]'s intent to terminate the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement, exercise its respective rights or remedies thereunder, or otherwise take any action which may affect Pfizer's rights under this Agreement. Organon shall cause each of its Affiliates to comply with this Agreement and meet the obligations that such Affiliates may have to Pfizer.

      3.4 Disclaimer of Warranties. NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY OTHER THAN THOSE EXPRESSLY PROVIDED HEREUNDER AND EACH PARTY HEREBY DISCLAIMS ALL SUCH OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE PRODUCT. THE PARTIES UNDERSTAND AND AGREE THAT, NOTWITHSTANDING ANY OF THE REPRESENTATIONS AND WARRANTIES CONTAINED HEREIN, THERE ARE INHERENT RISKS ATTENDANT TO PHARMACEUTICAL PRODUCT DEVELOPMENT AND THEREFORE THERE CAN BE NO ASSURANCES THAT THE PRODUCT WILL RECEIVE REGULATORY APPROVAL IN ANY COUNTRY IN THE TERRITORY; IT BEING UNDERSTOOD AND AGREED, HOWEVER, THAT THIS SENTENCE SHALL NOT BE DEEMED TO ALTER OR OTHERWISE MODIFY ANY OF THE REPRESENTATIONS AND WARRANTIES CONTAINED HEREIN IN ANY WAY.


                                  ARTICLE 4

                             PRODUCT DEVELOPMENT


      4.1 Development Plan and Budgets. The Parties will jointly pursue the Development of the Product to attain the attributes as described in the Product Profile in accordance with the Development Plan, as such Product Profile may be revised by mutual agreement of the Parties pursuant to Article 10. The draft of the initial Development Plan is attached to this Agreement as Schedule 4.1. Such plan will be reviewed and modified as deemed appropriate by the CDRC commencing promptly after the Effective Date. Thereafter, the Development Plan will be reviewed by the CDRC at least every six (6) months and updated on at least an annual basis (or more frequently as may be determined by the CDRC). The Parties agree that beginning on the Effective Date, they will discuss those activities that are reasonably necessary for the Development of the Product, with Pfizer taking the lead and having the right to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

      4.2 Completed and Ongoing Studies. Promptly after the Effective Date, Organon shall provide to Pfizer a list of the Product Studies that have been completed to date on the Product, as well as a list of those Product Studies that are in the process of being conducted.

      4.3 Budget Planning. The Parties will on or before October 31 of each Year (commencing with the Second Year) determine the budget to be included in the Development Plan for the subsequent Year, and agree on a non-binding forecast for the subsequent Year.

      4.4 Development Costs.

            (i)   Subject to this  Article  4.4, all Development Costs incurred by the Parties in the Development of the Product, including Development Costs incurred by Organon prior to the Effective Date, will be shared [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) by Pfizer and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) by Organon, provided, however, that Pfizer's share of Development Costs incurred by Organon prior to the Effective Date (the "Prior Development Costs") shall not exceed $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] USD in total. Promptly after execution of this Agreement, Organon shall provide Pfizer with supporting information setting forth, in detail, the then-current Prior Development Costs incurred by Organon and a forecast of additional Prior Development Costs that Organon expects to incur prior to the Effective Date. Within five (5) Business Days after the Effective Date, Organon shall provide Pfizer with a final accounting of the Prior Development Costs, and Pfizer shall have fifteen (15) Business Days to review such accounting. Within twenty (20) Business Days of receipt of such accounting, Pfizer shall pay, in accordance with Article 9.5, its [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) share of all such Prior Development Costs that are not in good faith disputed by Pfizer.

            (ii)  If Pfizer declines to exercise  its  rights to terminate this
      Agreement either under (x) Article 13.5(i)(c) based on the results of the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]; or (y) Article 13.5(ii)(a) based on the results of the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], then, commencing with the date on which all of Pfizer's termination rights under those Articles have expired (the "Adjustment Date"), Development Costs for the Current Product for the Initial Indications will be shared [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) by Pfizer and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO

      THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) by Organon, and such adjustment will also apply retroactively, subject to the limitation described in Article 4.4(i), for all Development Costs for the Current Product for the Initial Indications incurred by the Parties prior to the Adjustment Date.

            (iii) If Pfizer has declined to exercise its right to terminate this Agreement under (x) Article 13.5(i)(c); and (y) Article13.5(ii)(a), then, within ten (10) Business Days of the Adjustment Date, Pfizer will send a written notice to that effect to Organon which notice shall identify any amounts due as a result of the retroactive application of the adjustment to the Parties' sharing of Development Costs set forth in subparagraph (ii) above (the "Adjustment Amount"). Within ten (10) Business Days of the date of such notice, Pfizer will pay Organon the Adjustment Amount in accordance with the provisions of Article 9.5.

            (iv) The Parties have determined that the total Development Costs required to obtain a Regulatory Approval for a Product meeting the Product Profile in the Major Market Countries is [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] (US$[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) (the "Estimated Development Costs"). The Parties agree that either Party may exceed the Estimated Development Costs by up to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) if such excess expenditure is necessary to comply with such Party's obligations under the then-current Development Plan, provided, however, that unless mutually agreed-upon by the Parties, neither Party shall be required to reimburse the other for any Development Costs incurred by the other Party in excess of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of such Party's share of the Estimated Development Costs.

      4.5 Development of Improved Products. At the request of either Party, the Parties shall in good faith meet and discuss jointly developing Improved Products where preclinical and/or clinical results provide a reasonable basis for pursuing such additional development or the pursuit of such additional development is otherwise potentially commercially attractive. If the Parties agree to pursue such additional development, the Parties shall amend the Development Plan accordingly. If the Parties do not agree to pursue such additional development, then, neither Party shall have the right to pursue such development other than Organon's right to pursue development of a New Indication in accordance with Articles 4.6, 4.7 and 4.8.

      4.6 New Indications. With respect to development of any New Indication that the Parties do not agree to develop jointly pursuant to Article 4.5, Organon shall have the right to pursue the development of such New Indication at its sole expense; provided, however, that (i) Organon's development of any such New Indication would not, based on the best available scientific evidence, be reasonably likely to have a materially adverse effect on the Product then being Co-Promoted by the Parties; and (ii) the Product for any such New Indications is sold under a trademark or trademarks other than the Trademark(s) (unless prohibited by the FDA or other Regulatory Authority, in which case the Trademark(s) may be used) and is developed and sold in a formulation and dosage strength that does not create a reasonable potential that the Product for such New Indication could be substituted by prescribers, dispensers and/or Third Party payers for any Product being Co-Promoted by the Parties (the
"Substitution Product"). For the avoidance of doubt, it is understood that "reasonable potential" may include situations where the Substitution Product is marketed, promoted, distributed or sold for use other than for use in the Initial Indications (or any other indication then being Co-Promoted by the Parties), utilizing a different trademark from the Trademark(s), and where the Substitution Product is labeled for use in indications that are solely outside the field of psychiatric disorders. In furtherance of, but without otherwise limiting Organon's obligations pursuant to this Article 4.6, Organon covenants and agrees that during the Term in each Country in the Territory, Organon shall not, and shall ensure that its Affiliates and licensees shall not, market, promote, distribute or sell any Product for a New Indication in a [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] or [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] formulation with a [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mg, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND
FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mg, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mg, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mg, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mg or [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mg dosage strength.

      4.7 Pfizer Opt-In Right. Subject to Article 4.8, if Organon or any of its Affiliates intends to directly or indirectly, market, sell, detail, promote or distribute the Product for a New Indication in any Country in the Territory at any time during the applicable Term, then, Organon shall provide Pfizer with notice to that effect (the "Opt-In Notice") within: (x) sixty (60) days after filing by Organon or any of its Affiliates of the first NDA or other Application for Regulatory Approval for such New Indication with FDA or other Regulatory Authority, as applicable; or (y) sixty (60) days after the
acquisition  by   Organon   or  any  of  its  Affiliates,  whether  by  merger,
acquisition, license, or other similar transaction, of the rights to the Product for a New Indication for which an NDA or other Application for Regulatory Approval, as applicable, has already been filed with or approved by the FDA or other Regulatory Authority. Such Opt-In Notice shall include the Supporting Information with respect to the New Indication as well as a detailed statement of the New Indication Development Costs. Pfizer shall have the option, exercisable at its sole discretion, but in no event later than ninety
(90) days after Pfizer's receipt of the Opt-In Notice to notify Organon whether Pfizer elects to Co-Promote such New Indication with Organon in the Co-Promotion Countries (the "Election Notice"). If Pfizer elects to Co-Promote such New Indication with Organon in the Co-Promotion Countries:

            (i) then Pfizer shall pay Organon [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the New Indication Development Costs for such New Indication as of the date of the Opt-In Notice in two (2) equal installments, the first within thirty (30) days of Organon's receipt of the Election Notice, and the second within 12-months after payment of the first installment; and

            (ii) such New Indication shall be deemed a Product for all purposes under this Agreement and Co-Promoted under the same terms and conditions as the Current Product.

      4.8 Sales for New Indications. If Pfizer does not elect to Co-Promote the Product for a particular New Indication with Organon pursuant to Article 4.5 or
Article 4.7, and Organon Launches the Product for such New Indication in a Country in the Territory, Organon acknowledges that Launch of the Product for such New Indication may require that the Parties distinguish sales of the Product for such New Indication from sales of the Product for the Initial Indications (or any other indication for which the Parties are then Co-Promoting the Product). In order to allow for such distinction where necessary, after the Effective Date but prior to the Launch in the Territory of the first New Indication, the Parties will mutually agree upon a Third Party vendor (e.g., IMS, Verispan, etc.) which Third Party vendor shall periodically, but no less often than calendar monthly, measure, as accurately as is reasonably possible, in accordance with Schedule 4.8, sales of the Product in the Territory for New Indications. The agreement as to such Third Party shall not be unreasonably withheld or delayed by either Party and the Third Party named in Schedule 4.8 is hereby deemed approved by both Parties. For purposes of calculating Organon's payments to Pfizer pursuant to Article 9.1, Net Sales of the Product will be reduced by the percentage of Product sales reported for the applicable accounting period by such Third Party vendor as representing sales for New Indications not being Co-Promoted by the Parties. The determination of the Third Party as to the sales for any such New Indication shall be final and binding on the Parties, absent manifest error, and shall not be subject to audit under this Agreement. If due to changes made by Third Party vendors, available information, or other unforeseen circumstances, the methodology set forth on Schedule 4.8 cannot be employed by the Parties, then the Parties shall mutually agree upon the use of an alternative vendor or methodology, as applicable, in order to accomplish the purpose described in this Article, and neither Party will unreasonably withhold or delay its agreement to any such alternative.

      4.9 If the Parties do not agree to jointly develop the Product for a specific New Indication pursuant to Article 4.5 and Pfizer does not thereafter elect to Co-Promote the Product with Organon for such New Indication pursuant to Article 4.7, then, effective as of such time as Pfizer elects not to Co-Promote the Product for the specific New Indication in accordance with Article
4.7 (the "Organon-Only Product"), such Organon-Only Product will be excluded from the definition of "Product" hereunder (other than with respect to the calculation of payments owed to Pfizer pursuant to Article 9.1 as described above in Article 4.8 and other than with respect to the applicable provisions necessary for purposes of such calculation including, without limitation,
Article 8A).

                                   ARTICLE 5

                           MANUFACTURING AND SUPPLY

      5.1 Production Agreements. The Parties acknowledge that on the date hereof each of them or their respective Affiliates are entering into the Production Agreements for, among other things, the manufacture of Products in accordance with the respective terms of the Production Agreements.

      5.2 Supply Allocation. At any time following Launch in more than one Country, in the event that (a) the GCC and MSC agree that the availability of the Product shall be insufficient whether due to a shortage of Intermediate, or the Compound or otherwise, to meet the forecasted need for Product for the following Calendar Quarter as determined by the CCCs and aggregated by the GCC, or (b) availability of Product is in fact insufficient to fill orders on an ongoing basis, then the GCC and MSC shall confer to resolve such insufficiency. In the event the GCC and MSC cannot resolve such insufficiency, then (i) there shall be no further Launches of Product in any Country until the insufficiency is eliminated, (ii) to the extent the insufficiency continues, then all safety stock and sampling in any Country where the Product is sold will be utilized in sales in such Country, and (iii) to the extent the insufficiency still continues, then unless otherwise agreed, the available Product shall be allocated to the Countries where the Product is sold in proportion with the then-current forecasted sales for the Product in each such Country.

      5.3 [CONFIDENTIAL  INFORMATION HAS BEEN OMITTED AND FURNISHED  SEPARATELY
TO THE SECURITIES AND EXCHANGE COMMISSION] Plans. The Parties shall work together to monitor future requirements and the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] capabilities of Organon and Pfizer to ensure the timely and adequate [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the Intermediate and the Product. In order to help ensure adequate [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE

COMMISSION] of the Intermediate and the Product, the Parties shall, within ninety (90) days of the Effective Date, agree upon the existing development plan for the processes for [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] the Compound and the Product for the initial Launch of the Product (such [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], the "First Generation [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]", and such plan, the "First Generation [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Plan"). The First Generation [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Plan will include, without limitation, all information required to support submission of the First Generation [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] to the FDA and other Regulatory Authorities in accordance with the timeline agreed upon by the Parties. In addition, the Parties shall, within one hundred and eighty (180) days of the Effective Date, explore options for a commercially viable and technically feasible alternative [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and then agree upon a corresponding [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] plan for establishing an improved, or "second generation," process for [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] the Compound (such [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], the "Second Generation [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]", and such plan, the "Second Generation [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Plan"). The Second Generation [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Plan will have, as one of its objectives, the completion of work by the Parties, as such work is allocated in the Second Generation [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Plan, on the Second Generation [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], no later than the first date of an action by FDA or another Regulatory Authority which action could result in a Regulatory Approval for the Product. Each of the First Generation [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Plan and the Second Generation [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Plan shall allocate responsibilities for accomplishing the tasks set forth in such plan between Pfizer and Organon, and the Parties shall use all reasonable and diligent efforts to cooperate with each other, including, without limitation, sharing any of its Technical Information with the other Party, in order to successfully execute the applicable plan. Without limiting the foregoing, either Party may, at its own expense, undertake additional work on the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for the Compound or the Product. If the Parties successfully develop a Second Generation [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] that is acceptable to each Party, then the Parties will discuss sourcing strategies for implementing the Second Generation [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] with the goals of (i) maintaining consistency with the principles set forth in the Production Agreements; and (ii) arriving at the most cost-effective [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] reasonable achievable under the circumstances.

      5.4 Capacity Plans. Promptly after the Effective Date, the MSC will (i) develop a standard for measuring Intermediate and Compound capacity at the Parties' (or their Affiliates' or subcontractors') manufacturing facilities, and (ii) develop a plan (the "Capacity Plan") designed to ensure that the capacity of the manufacturing facilities at which Organon or Pfizer or their respective Affiliates intends to manufacture or have manufactured the Intermediate and the Compound have optimum capacity to meet the forecasts set by the GCC and safety stocks agreed by the MSC. Unless otherwise established by the MSC, the following safety stocks will be kept: (a) six (6) months of Intermediate; (b) nine (9) months of Compound; and (c) two (2) months of Primary Packaged Product. Pfizer or its Affiliate will own title to and will keep the safety stocks of Intermediate, Compound and Primary Packaged Product. Pfizer will have the right to keep the safety stocks of Primary Packaged Product at a warehouse facility owned or leased by Organon or its Affiliates. The Capacity Plan will include timelines and milestone dates by which the Parties must establish that the Intermediate, Compound and Primary Packaged Product can be manufactured at the forecasted scale. Each Party shall be responsible for having the agreed-upon capacity installed at those manufacturing locations owned by such Party, its Affiliate or subcontractor, provided, however, that the Parties shall mutually agree upon investments in capacity at [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. In addition, each Party or its Affiliate will be responsible for securing commercial and/or quality agreements, as applicable, for raw materials or services, as necessary under the circumstances, in order for such Party or its Affiliate to carry out its obligations under the Production Agreements.

      5.5 Release Testing. Each Party will be responsible for release testing and the release of the Product (or component thereof), for that portion of the supply chain for which such Party is responsible.

                                   ARTICLE 6

                               COMMERCIALIZATION

      6.1 Co-Promotion. Upon obtaining Regulatory Approval and Price Approval in a Co-Promotion Country, the Parties shall use Commercially Reasonable
Efforts to Launch and Co-Promote the Product in such Co-Promotion Country in accordance with the Global Marketing Plan and the applicable Country Marketing Plan.

      6.2 Detail Requirements. Subject to Schedule 1.40 to this Agreement, the Global Marketing Plan, and the applicable Country Marketing Plan, the Parties will develop, review and mutually agree upon appropriate Detailing efforts regarding targets, call frequency, and other sales force deployment issues in order to achieve sales objectives consistent with the forecasts developed by the GCC with input from the CCCs. Such efforts are to be reviewed and updated by the Parties at least on an annual basis. Commencing with the first Launch of the Product in the US Territory until the second anniversary of such Launch, Pfizer Sales Representatives in the US Territory will be instructed to Detail the Product in the first or second position to all prescribers who are in the top [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of prescribers of antipsychotic drugs as determined by Pfizer, through the use of reputable third party data, consistent with the manner in which Pfizer makes such determinations for its own similar products (the "High Prescribers"). However, during the initial [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND
FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] after first Launch of the Product in the US Territory, such Pfizer Sales Representatives may be instructed to Detail the Product to such High Prescribers in the third position provided that such instructions are based on Pfizer's reasonable judgment that Detailing the Product in the third position would give such Detail the greatest emphasis during the particular call.

      6.3 Marketing Costs. In each Co-Promotion Country during each Year of the Term, Pfizer will be responsible for [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED

SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the Marketing Costs, and Organon will be responsible for [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the Marketing Costs. Such Marketing Costs shall be reflected in the Parties' Quarterly Marketing Cost Reports pursuant to Article 8A.1. Pfizer shall be solely responsible for all Out-of-Pocket Costs and other costs solely related to the marketing and promotion of Product in any Pfizer Exclusive Country, and Organon shall be solely responsible for all Out-of- Pocket Costs and other costs solely related to the marketing and promotion of Product in any Organon Exclusive Country. In each Co-Marketing Country, each Party shall be responsible for one hundred percent (100%) of its respective Marketing Costs. Parties are only responsible for payments related to those Marketing Costs defined in the Global Marketing Plan or a Country Marketing Plan, or otherwise approved by the GCC or CCC. Unless otherwise agreed as a Consensus Matter, each Party agrees that the Global Marketing Plan and Country Marketing Plans shall require each Party to spend up to its share of the minimum Marketing Costs (by Country or region, as applicable) as reflected on Schedule 6.3 plus the Excess Marketing Expenditure described in the next sentence. Absent mutual agreement of the Parties, however, neither Party shall be responsible for (and shall not be reimbursed by the other Party for) any cost or expense that exceeds the annual budgeted Marketing Costs for the applicable Country by more than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) percent of such budgeted amounts (the "Excess Marketing Expenditure").

      6.4 Reduction of Detailing Requirements and Marketing Costs in the Major Market Countries.

            (i)   Each  of  Pfizer  and Organon shall have the right, upon  one hundred (180) days prior notice to the other Party given prior to the end of the second consecutive Year described below, to reduce its Detailing Requirements in the Major Market Countries and its Marketing Cost obligations if in any two consecutive Years after (a) the second Year after the Launch of the Product in such Major Market Country, if such Launch occurs on or before June 30 of the calendar year, or (b) the third Year after such Launch, if the Launch occurs after June 30 of the calendar year, Net Sales in any such Major Market Country are less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the applicable Major Market Country Forecast for such Major Market Country; provided that such notifying Party is not then (i) in Material Default of its obligations under this Agreement, (ii) is not a Shortfall Party in such Major Market Country,
      (iii) is not a Detail Breaching Party in  such  Major Market Country, and
      (iv) there is no Force Majeure in such Major Market Country that is continuing at such time and provided further that such notice shall only be effective if such percentage is not actually achieved by the end of the second consecutive Year. The notice provided to the other Party shall specify the amount in percentage terms by which it intends to so reduce its obligations. In the event such notice provided above is given, the other Party shall be permitted to give notice, no later than sixty (60) days prior to the end of such Year, of its intention to reduce its Detailing and Marketing Cost obligations, which notice shall also describe in percentage terms the amount by which it intends to reduce its Detailing and Marketing Cost obligations. If the Net Sales in a Major Market Country are less than said [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) in such second consecutive Year, each Party's Detailing and Marketing Cost obligations in each subsequent Year in such Major Market Country shall be reduced by the amount corresponding to the percentage specified in such Party's notice, but in no event shall either Party's respective Detailing and Marketing Cost obligations be reduced below the product of (a) such Party's Detailing Requirement and Marketing Cost obligations applicable under this Agreement for the then current Year, without giving effect to this
      Article 6.4(i), and (b) a fraction, the numerator of which is the mean average Net Sales for such Country during the two consecutive Years referred to in the first sentence, and the denominator of which is the mean average Major Market Country forecast for such Country during such Years, as illustrated on Schedule 6.4.

            (ii) Other Readjustments in the Major Market Countries. In the event Net Sales in any Major Market Country shall be between [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the Major Market Country Forecast for such Major Market Country, either Party shall have the right to initiate discussions as to the appropriate readjustment in the terms of such Party's participation in commercialization in such Major Market Country; provided, however
      (a) mutual agreement of the Parties will be required to make any amendments or adjustments to the terms of this Agreement; and (b) no Party shall have any obligation of any kind to make any such amendments or adjustments or in connection with failing to make any such amendments or adjustments.

            (iii) Adjustments for Detailing Requirements and Marketing Costs in Other Co-Promote Countries. Each of Pfizer and Organon shall have the right, provided such Party is not then in Material Default of its obligations under this Agreement and is not a Shortfall Party or a Detail Breaching Party, and there is no Force Majeure which is continuing at such time, upon ninety (90) days prior notice to the other Party given prior to the end of such Year described below, on a Country-by-Country basis with respect to all Co-Promotion Countries, other than Major Market Countries ("Other Countries"), to reduce its Detailing Requirements and the amount of Marketing Costs as provided in this Article 6.4. In each Other Country, the adjustment will only become effective after the end of the third full Year after Launch, and the procedure set forth herein shall be applied for each subsequent Year (starting with the Fifth Year) until expiration of the Term for each such Other Country:

                  (a) For the first eight months during each  Year  (January  1 through August 31) the Net Product Sales during such eight month period ("8 Month Sales") will be determined and compared to the Net Sales forecast for such period ("8 Month Forecast") as set forth in the applicable Country Marketing Plan. If the 8 Month Sales are less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the 8 Month Forecast, then the ratio ("Ratio") shall be determined by dividing the 8 Month Sales by the 8 Month Forecast, and the resulting Ratio shall be used (as specified in subsection (b) below) to determine the Detailing Requirements and the amount of Marketing Costs for the following Year.

                  (b) To determine the Detailing Requirements and the amount of
            Marketing Costs, the then applicable Detailing Requirement and Marketing Cost number would be multiplied by the Ratio, and the result would be the Detailing Requirement and Marketing Cost obligations for the following Year.

      6.5 Co-Promotion Resources. It is the intention of Organon and Pfizer that, during the Term in each Co-Promotion Country, each of Organon and Pfizer will devote adequate resources to the Co-Promotion of the Product in the Co-Promotion Countries and to otherwise discharge its obligations under this Agreement. If Organon and Pfizer agree that one Party should provide more than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the Details in a Co-Promotion Country, whether because additional Detailing is necessary beyond that contemplated in this Agreement or otherwise, or one Party is requested to devote other resources in excess of its appropriate share, the Parties shall first determine fair compensation to such Party for its additional efforts. Without limiting the foregoing, other than as set forth in Article 6.5A below with respect to each of the United Kingdom, Spain, Germany, France and Canada, each Party must be willing, in the applicable Country Marketing Plan, to undertake to perform at least [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the total Product Details in each Co-Promotion Country in each Year of the applicable Term (the "Minimum Detail Percentage"). Subject to Article 2.5,
Organon may engage a contract sales force in Japan in order to satisfy the Minimum Detail Percentage, and Pfizer's consent to such engagement shall not be unreasonably withheld. If either Party (the "Nonperforming Party") is not willing to undertake to perform the Minimum Detail Percentage in a Co-Promotion Country in any Year, then (i) if Pfizer is the Nonperforming Party, Organon shall have the right to terminate this Agreement pursuant to Article 13.3 solely with respect to such Co-Promotion Country; and (ii) if Organon is the Nonperforming Party, Pfizer shall have the right to convert such Co-Promotion Country from a Co- Promotion Country to a Pfizer Exclusive Country.

      6.5A Co-Promotion in Canada and Certain Key EU Countries.

            (i) Notwithstanding the provisions of Article 6.5 above, the Parties agree that, the Minimum Detail Percentage shall not apply in each of the United Kingdom, Spain, Germany, France and Canada (the "Big 5 Countries"). In each of the Big 5 Countries, the applicable CCC shall determine each Party's Detail Requirement for each Year of the Term, and each Party shall have the right to perform [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the Details in each such Country in each Year. If either Party (the "Low Detailing Party") elects to perform fewer than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the total Details determined by the CCC to be warranted in one or more of the Big 5 Countries in any Year, then (a) the other Party may, in its sole discretion, elect to perform the Details that the Low Detailing Party was not able to perform; and (b) the Low Detailing Party's share of the Net Sales of the Product in such Country for such Year shall be reduced by applying the following formula:

      N = P - [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] - R)

      N = The Low Detailing Party's new Net Sales share under this Agreement

      P  =  The  Low  Detailing  Party's original Net Sales  share  under  this
      Agreement (i.e., for Organon, P=[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and for Pfizer, P=[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION])

      R = the fraction (expressed as a percentage) the numerator of which is number of Details that the Low Detailing Party has agreed to perform in such Country in the applicable Year and the denominator of which is the total Details agreed to be performed by the Parties in such Country in the applicable Year.

      6.6 Co-Marketing.

            (i) In the event the Parties are legally unable to Co-Promote the Product in a particular Co-Promotion Country in which they are both in agreement that the Product should be commercialized, the Parties will endeavor to decide whether such Country will be a Pfizer Exclusive Country or an Organon Exclusive Country. In the absence of such agreement, the Parties will be entitled to Co-Market the Product independently in the Country. For the Co-Marketing Countries, Pfizer and Organon shall each have access to all Promotional Materials developed jointly by the Parties. If a single Trademark is used for the Product in the Co-Promotion Countries, Organon shall have the right to use such Trademark in the Co-Marketing Countries. Each Party shall market the Product in a manner substantially consistent with the general strategies expressed in the Global Marketing Plan, but shall otherwise be free to market the Product in such Co-Marketing Country as it deems appropriate in its sole discretion. Organon and Pfizer shall each bear all of its own costs and expenses in advertising and promoting the Product in the Co-Marketing Countries. Each Party shall retain all revenues accrued by such Party (or its relevant local Affiliate) on its sales of any Product in each Co-Marketing Country. Within sixty (60) days following the end of each Calendar Quarter following Product Launch in any Co-Marketing Country, each Party shall provide the JOC with a detailed report of Net Sales made by the Party or its local Affiliate in Co-Marketing Countries. The format of such reports shall be mutually agreed-upon by the JOC.

            (ii) In the event that the Parties mutually agree to convert a Co-Marketing Country to a Pfizer Exclusive Country, Pfizer shall pay Organon a royalty of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of Net Sales in such Country, in lieu of the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) royalty set forth in Article
      9.2.   Such  [CONFIDENTIAL  INFORMATION  HAS  BEEN  OMITTED AND FURNISHED
      SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) royalty shall be subject to adjustment pursuant to Articles 9.2(i) and 9.2(ii).

      6.7 Exclusive Countries. Pfizer and Organon shall each have access to all Promotional Materials developed jointly by the Parties for the Co-Promotion Countries and shall bear all of its own costs and expenses in advertising and promoting the Product in the Pfizer Exclusive Countries and the Organon Exclusive Countries, respectively. In the Pfizer Exclusive Countries and the Organon Exclusive Countries, each of Pfizer and Organon, as applicable, shall conduct its business consistent with the Global Marketing Plan and the Development Plan.

      6.8 Conversion of Countries

            (i) Initial Conversion from Co-Promotion Country to Pfizer Exclusive Country. As soon as is practicable following the Effective Date but in no event later than November 15, 2004, Organon shall provide Pfizer with a list of each Co-Promotion Country in which Organon does not intend to Co-Promote the Product with Pfizer. Upon Pfizer's receipt of such notice, the

      Co-Promotion Country or Co-Promotion Countries identified in such notice shall be designated a Pfizer Exclusive Country.

            (ii) Conversion from a Pfizer Exclusive Country to a Co-Promotion Country or Co-Marketing Country.

                  (a) Notwithstanding anything to the contrary contained in this Agreement, if Organon can demonstrate to Pfizer the Co-Promotion Criteria for a Pfizer Exclusive Country, then at any time from the Effective Date through and including the period ending three (3) years from the date of Product Launch in such Pfizer Exclusive Country, Organon may elect, upon not less than one hundred eighty (180) days written notice to Pfizer, to convert any Pfizer Exclusive Country to a Co-Promotion Country or, if the applicable Law in such Country does not permit the conversion into a Co- Promotion Country, to a Co-Marketing Country. During the one hundred eighty (180) days following the receipt of Organon's notice of election, the Parties shall undertake the development of a joint marketing plan for such Country. Any such conversion shall be effective as of the close of business on the date which is one hundred eighty (180) days from the date of such notice (the "Conversion Date").

                  (b) In the event that  Organon is unable to  demonstrate  its ability to conduct a Co-Promotion in any Co-Promotion Country, that Country shall continue to be designated as a Pfizer Exclusive Country.

                  (c) The Parties  agree to amend  Schedule 1.33 to reflect the updated list of Co-Promotion Countries, respectively.

            (iii) If  a  Pfizer Exclusive  Country  is  converted  into  a  Co-
      Promotion Country within three (3) years of Product Launch in such Country, then no later than two (2) months prior to the Conversion Date, Pfizer shall deliver to Organon a statement (the "Interim Statement") setting forth, in reasonable detail (a) itemized Development Costs and Marketing Costs attributable to such Country ("Exclusive Country Costs") for the Product for all periods ending three (3) months prior to the Conversion Date, and (b) Pfizer's Net Sales of the Product in the Country for the nine (9) month period ending on the date that is three (3) months prior to the Conversion Date. Organon shall pay to Pfizer, within thirty
      (30) days following receipt of the Interim Statement, an amount equal to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the Exclusive Country Costs, and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the foregoing Net Sales (if applicable), all as shown on the Interim Statement. No later than thirty (30) days following the Conversion Date, Pfizer shall deliver to Organon a statement (the "Conversion Date Statement") setting forth, in reasonable detail, Exclusive Country Costs for the Product during the three (3) month period ending on and including the Conversion Date and Pfizer's Net Sales of the Product in the Country (if any) for the three (3) month period ending on the Conversion Date. Organon shall pay to Pfizer, within thirty (30) days following receipt of the Conversion Date Statement, an amount equal to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the Exclusive Country Costs and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN

      OMITTED  AND  FURNISHED   SEPARATELY  TO  THE   SECURITIES  AND  EXCHANGE
      COMMISSION]%) of the Net Sales (if applicable), all as shown on the Conversion Date Statement.

            (iv)  Beginning on the Conversion Date, Products  in the applicable
      Country shall be treated as a Product in a Co-Promotion Country; provided, however, that for a reasonable transition period of up to one hundred and eighty (180) days, Pfizer shall be entitled to continue to purchase Product and book sales thereof but shall then pay Organon [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of such Net Sales as a Co-Promotion fee during such transition period, in lieu of any royalty payments due under Article
      9.2. In the event that Organon's local Affiliate is not capable of booking sales of the Product in a particular Co-Promotion Country by the end of such transition period, then the local Pfizer Affiliate shall be entitled to continue book such sales.

            (v)   If  a  Pfizer Exclusive  Country  is  converted  into  a  Co-
      Marketing Country, then, no later than two (2) months prior to the Conversion Date, Pfizer shall deliver to Organon an Interim Statement setting forth, in reasonable detail, Exclusive Country Costs for the Product for all periods ending three (3) months prior to the Conversion Date, all Internal Costs incurred by Pfizer in relation to the Country in question directly related to complying with the registration requirements of the Country for the Product for all periods ending three (3) months prior to the Conversion Date ("Internal Registration Costs"), and Pfizer's Net Sales of the Product in the Country for the nine (9) month period ending on the date that is three (3) months prior to the Conversion Date. Organon shall pay to Pfizer, within thirty (30) days following the receipt of the Interim Statement an amount equal to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of such Internal Registration Costs, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of such Exclusive Country Costs and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
      THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of Net Sales, all as shown on the Interim Statement. No later than thirty (30) days following the Conversion Date, Pfizer shall deliver to Organon a Conversion Date Statement setting forth, in detail, Exclusive Country Costs for the Product and all Internal Registration Costs incurred by Pfizer in relation to the Country in question during the three (3) month period ending on and including the Conversion Date and Pfizer's Net Sales of the Product in the Country for the three (3) month period ending on the Conversion Date. Organon shall pay to Pfizer, within thirty (30) days following the receipt of the Conversion Date Statement, an amount equal to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of such Internal Registration Costs, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of such Exclusive Country Costs and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE

      COMMISSION]%) of Net Sales, all as shown on the Conversion Date Statement. The license granted by Organon to Pfizer pursuant to Article
      2.1 will remain applicable with respect to such Country, any and all ongoing Development Costs shall be shared by the Parties in accordance with Article 4.4, and Marketing Costs shall be borne independently by the Parties.

            (vi) In the event that each Party is required by Law to operate through a local distributor in a Co-Promotion Country then such Country shall remain a Co-Promotion Country; provided, however, that the distributor for the Product in such Country shall be selected (x) by the Party that maintains management services in such Country through its own employees, or (y) if both Parties maintain management services in such Country then as mutually agreed to by the Parties.

            (vii) Conversion to Organon Exclusive Country. If Pfizer (a) does not file for Regulatory Approval in a Pfizer Exclusive Country within [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] after Launch of the Product in the US Territory (or, if Regulatory Approval in such Pfizer Exclusive Country requires that the Product receive Regulatory Approval in a particular Country other than the US Territory, such as the Country of manufacture of the Product or a Key EU Country, then within [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] after Launch in such Country), or (b) fails to Launch the Product in such Pfizer Exclusive Country within [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of receipt of both Regulatory Approval and Price Approval in such Country, then Organon may request, and Pfizer shall agree, to convert such Country into an Organon Exclusive Country. To the extent that Pfizer has taken steps in such Country to obtain Regulatory Approval, Pfizer shall in such event, at Organon's sole expense, provide transitional assistance to Organon as may be reasonably necessary with the Regulatory Authorities in the relevant Country to facilitate Organon to obtain Regulatory Approvals in such Country.

      6.9 Detail Shortfalls

            (i) In the event that either Party fails to perform (such Party, a "Shortfall Party") at least [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of its Detail Requirement in any Year as reported pursuant to Article 8A.6 or verified pursuant to Article 8A.7 in any of the Major Market Countries, the Shortfall Party shall pay to the other Party as liquidated damages an amount equal to the Detail Cost, multiplied by the applicable factor set forth below (the "Shortfall Factor") multiplied by the total number of Details in the shortfall (the Detail Cost, multiplied by the number of Details in the shortfall, multiplied by the Shortfall Factor, the "Detail Shortfall Payment Amount"), on an incremental basis as set forth below:

            Detail Shortfall Level                                              Shortfall
                                                                                Factor
For such    * [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED          [CONFIDENTIAL INFORMATION
portion of  SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% but <        HAS BEEN OMITTED AND FURNISHED
shortfall   [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED            SEPARATELY TO THE SECURITIES
which is:   SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]               AND EXCHANGE COMMISSION]
            % of Detail Requirement








For such    * [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED          [CONFIDENTIAL INFORMATION
portion of  SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% but <        HAS BEEN OMITTED AND FURNISHED
shortfall   [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED            SEPARATELY TO THE SECURITIES
which is:   SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]               AND EXCHANGE COMMISSION]
            % of Detail Requirement

For such    * [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED          [CONFIDENTIAL INFORMATION
portion of  SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% but <        HAS BEEN OMITTED AND FURNISHED
shortfall   [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED            SEPARATELY TO THE SECURITIES
which is:   SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]               AND EXCHANGE COMMISSION]
            % of Detail Requirement

For such    < [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED          [CONFIDENTIAL INFORMATION
portion of  SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]               HAS BEEN OMITTED AND FURNISHED
shortfall   % of Detail Requirement                                             SEPARATELY TO THE SECURITIES
which is:                                                                       AND EXCHANGE COMMISSION]


For purposes of this Article 6.9, "Detail Cost" for the U.S. means $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], and Detail Cost for the other Major Market Countries means $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. If a Party wishes to verify the Details performed by the other Party in any Year, such Party shall give notice to the other Party that the notifying Party wishes to verify Details pursuant to Article 8A.7 within forty-five (45) days after receipt of the other Party's last Detailing Report set forth in Article 8A.6 for such Year.

            (ii) With respect to any Year in which only one of the Parties was a Shortfall Party, the Shortfall Party shall, within sixty (60) days after the end of such Year (or within thirty (30) days after completion of any verification(s) of Details pursuant to Article 8A.7 conducted pursuant to Article 6.9(i) for such Year, if such verification(s) have not been completed within thirty (30) days after the end of such Year), pay the Detail Shortfall Payment Amount to the other Party.

            (iii) With respect to any Year in which both Parties are Shortfall Parties, the Party having performed the highest percentage of its Detail Requirement in such Year (the "Highest Performing Party") shall be deemed not to be a Shortfall Party and the percentage of such Party's Detail Requirement performed by such Party shall be deemed to equal one hundred percent

      (100%) of that Party's Detail Requirement in such Year. The other Party shall continue to be required to pay a Detail Shortfall Payment Amount in accordance with Article 6.9(ii); provided, however, such Detail Shortfall Payment Amount to be paid by such other Party shall be reduced by (a) multiplying such other Party's Detail Requirement for such Year by the percentage of the Highest Performing Party's Detail Requirement actually performed by the Highest Performing Party during such Year, and (b) recalculating such other Party's Detail Shortfall Payment Amount using the reduced Detail Requirement for such other Party calculated in accordance with the immediately preceding clause (a).

            (iv)  In  the  event  that  either  Party fails to perform at least
      [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of its aggregate Detail Requirement (such Party, the "Detail Breaching Party") in any Co-Promotion Country for any two (2) consecutive Years during the Term in such Country (a "Detail Shortfall Period"), then:

                  (a) If  Pfizer is  the  Detail Breaching Party, Organon shall have the right, in addition to the remedies provided for in Article 6.9(ii) and 6.9(iii) above, exercisable upon notice to Pfizer given within sixty (60) days after the end of such Detail Shortfall
            Period (or within thirty (30) days after completion of any verification of Pfizer's Details pursuant to Article 8A.7 conducted at Organon's request pursuant to Article 6.9(i) for such Detail Shortfall Period, if such verification has not been completed within thirty (30) days after the end of such Detail Shortfall Period), such notice to be effective sixty (60) days after the date of such notice to Pfizer (or thirty (30) days after completion of any verification of Pfizer's Details for such Detail Shortfall
            Period requested by Organon, if later), to terminate Pfizer's rights under this Agreement with respect to the Co-Promotion Countries in which such Detail Shortfall has occurred. For purposes of this Agreement, such termination shall be treated as a termination pursuant to Article 13.3; and

                  (b) If  Organon  is the Detail Breaching Party, Pfizer  shall have the right, in addition to the remedies provided for in Article 6.9(ii) and 6.9(iii) above, exercisable upon notice to Organon given within sixty (60) days after the end of such Detail Shortfall Period (or within thirty (30) days after completion of any verification of Organon's Details pursuant to Article 8A.7 conducted at Pfizer's request pursuant to Article 6.9(i) for such Detail Shortfall Period, if such verification has not been completed within thirty (30) days after the end of such Detail Shortfall Period), such notice to be effective sixty (60) days after the date of such notice to Organon (or thirty (30) days after completion of any verification of Organon's Details for such Detail Shortfall Period requested by Pfizer, if later), to convert the Co-Promotion Country(ies) in which such Detail Shortfall has occurred from a Co-Promotion Country to a Pfizer Exclusive Country.

            (v) The Parties understand and agree that the Detail Shortfall Payment Amount shall be paid as liquidated damages and not as a penalty and that such sum represents a pre-estimate of the loss the Parties believe would be suffered as a result of Detail shortfalls. In the event of any Detail shortfall under Article 6.9, the remedies and compensation as provided herein shall govern, and neither Party shall have any further claim for breach of this Agreement on account of such Detail shortfall.
..
      6.10 Non-Compete

            (i) Neither Party (nor their respective Affiliates) shall, from the Effective Date, on a Country-by-Country basis, until the earlier of
      (a) the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] anniversary of the first receipt of a Regulatory Approval for the Product in each Country in the Territory, and (b) the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED

      AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] anniversary of the first receipt of a Regulatory Approval for the Product in the US Territory, (the "Noncompete Term"), market or sell any Competing Product in such Country without the prior written consent of the other Party.

            (ii) Notwithstanding the foregoing, it is understood and agreed that the non-compete restriction set forth in Article 6.10(i) does not prohibit either Party or their Affiliates from marketing or selling a Competing Product (a "De minimis Product") where such Party has
      (a) acquired a business from a Third Party as part of a larger transaction where the business has a Competing Product, or (b) entered into a merger or other business combination with a Third Party, where the Third Party has a Competing Product, in each of (a) and (b) above, only if the sales of the Competing Product represent less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the aggregate sales revenue of the entire business that is the subject of such larger transaction or of the Third Party (based on the most recently-available twelve (12) months of sales of such Third Party as of the date of the announcement of such transaction), and provided further that sales in such twelve (12) month period of the Competing Product, as the sales of such Competing Product are reported by IMS, do not exceed USD $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

            (iii) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

      .
                                   ARTICLE 7

                              REGULATORY MATTERS

      7.1. Regulatory Matters in Co-Marketing Countries. The Parties shall cause the development of the Product in the Co-Marketing Countries to be conducted in a manner allowing Pfizer and Organon to each secure Regulatory Approvals for the Product issued contemporaneously and under the same terms and conditions, including without limitation maintaining bio-equivalence of the Parties' respective Products.

      7.2. Regulatory Matters in the Co-Promotion Countries. This Article 7.2 shall apply to regulatory matters relating to the Product in the Co-Promotion Countries.

            (i) All NDAs and other Applications for Regulatory Approvals within the Co-Promotion Countries relating to the Product shall be the property of Organon and held in the name of Organon or its designated Affiliates. Organon's designated representative shall serve as the designated regulatory official for Product in the Co-Promotion Countries for purposes of receiving communications from Regulatory Authorities. Notwithstanding the foregoing, each Party will have the exclusive right to and will be responsible for interacting with Regulatory Authorities on matters concerning each Party's manufacturing site(s) that are involved in the manufacture of the Intermediate, Compound or the Product pursuant to the Alliance Agreements. In the event that applicable Law requires that Organon respond to a Regulatory Authority in the Territory on behalf of Pfizer, then Organon may do so provided, however, that Pfizer and Organon mutually agree on Organon's response to such Regulatory Authority.

            (ii) Organon will provide Pfizer with copies, which copies may be in draft form, of all substantive submissions (subject to the last sentence of this Article 7.2(ii)) to Regulatory Authorities through the CDRC. Organon will provide Pfizer with such copies at least twenty (20) Business Days prior to planned submission to the FDA or other Regulatory Authority by Organon, whereupon Pfizer shall provide comments to Organon regarding such submission at least ten (10) days prior to such planned submission, and, subject to the determination of the CDRC, Organon shall incorporate the comments given by Pfizer prior to making such submission. With respect to any NDA, supplemental NDA, or other Application for Regulatory Approval, the CDRC (and, with respect to the Chemistry, Manufacturing and Controls ("CMC") section of the NDA, and comparable sections in other Applications for Regulatory Approval in the Co- Promotion Countries, the MSC) will agree upon a separate review schedule in order to take into account the volume and scope of such submissions.

            (iii) Organon shall provide notice to Pfizer within two (2) Business Days of: (a) discovery by Organon of any event that triggers an FDA (or other Regulatory Authority) filing requirement promptly after the discovery of such an event; and (b) any FDA requirements which FDA may impose with respect to the Regulatory Approval, (including without limitation, additional clinical studies) and of all FDA (or other
      Regulatory Authority) inquiries requiring a response. Organon shall promptly provide copies of any correspondence, and copies of all FDA (or other Regulatory Authority) contact reports produced by Organon, or other submission relating to this Article 7.2(iii) to the Parties' representatives on the regulatory working group of the CDRC, and such representatives shall discuss in good faith, and on a timely basis determine, the most effective and expeditious means of responding to such FDA (or other Regulatory Authority) filing requirement.

            (iv) In connection with Articles 7.2(i), (ii) and (iii) above, Organon shall provide Pfizer with notice of all meetings, conferences, and discussions (including without limitation, advisory committee meetings and any other meeting of experts convened by FDA or other Regulatory Authorities concerning any topic relevant to the Product) scheduled with FDA or such other Regulatory Authority concerning any pending NDA, Application for Regulatory Approval, or other regulatory matters relating to the Product within two (2) Business Days after Organon receives notice of the scheduling of such meeting, conference, or discussion. Pfizer shall be entitled to have appropriate representation present at all such meetings as determined by the CDRC. Organon and Pfizer, through the CDRC, shall agree in advance on the scheduling of such meetings and on the objectives to be accomplished at such meetings, conferences, and discussions and the agenda and strategy for the meetings, conferences, and discussions with FDA or other Regulatory Authority.

      7.3.  Regulatory Matters in the Pfizer Exclusive Countries.  This Article
7.3 shall apply to clinical and regulatory matters relating to Product in the Pfizer Exclusive Countries.

            (i) After the Effective Date, Pfizer will assume sole ownership, control of and responsibility for all regulatory filings in the Pfizer Exclusive Countries, and Organon shall cooperate with Pfizer in connection with such filings as reasonably requested by Pfizer and at Pfizer's sole cost and expense. Organon shall be responsible for providing Pfizer with Product samples for use in connection with regulatory filings relating to Product in the Pfizer Exclusive Countries at Pfizer's sole cost and expense.

            (ii) All Regulatory Approvals in the Pfizer Exclusive Countries relating to the Product shall be deemed the property of Pfizer and held in Pfizer's or its Affiliate's name. Upon termination of Pfizer's rights in any Pfizer Exclusive Country prior to the end of the applicable Term, Pfizer will promptly transfer to Organon or its designee, all Regulatory Approvals, Price Approvals and other approvals relating to the Product in the applicable Country as may be required by Organon or such party to market the Product in such Country. The transfer fees and any fees assessed by any Governmental Authorities for such transfer will be borne by Organon.

            (iii) Pfizer   will   provide   Organon  with  (a)  notice  of  any
      revocations of Product Regulatory Approvals and any Product recalls in the Pfizer Exclusive Countries; and

      (b) responses to reasonable inquiries by Organon regarding the regulatory approval and commercialization processes for the Product in the Pfizer Exclusive Countries.

      7.4.  Inquiries, Adverse Events, etc.

            (i) Organon and Pfizer shall be responsible for the surveillance, receipt, evaluation, and reporting of Product complaints and reports of adverse drug experiences, for the Product in, as to Organon, the Co-Promotion Countries and Organon Exclusive Countries, and, as to Pfizer, in the Pfizer Exclusive Countries, in accordance with Article 7.5 below. In addition, each of Organon and Pfizer will be responsible for such matters with respect to any Regulatory Approvals that they own in any Co-Marketing Countries.

            (ii) Organon shall be responsible for promptly investigating Product complaints and reports of adverse drug experiences and other required safety information (e.g., PSURs and annual safety reports) associated with the use of any Product in the Co-Promotion Countries and Organon Exclusive Countries. As to each Product, Organon shall submit reports of all adverse drug experiences associated with the use of the Product and other required safety information to the FDA or other Regulatory Authority and, where appropriate, clinical investigators, in accordance with applicable Law. Organon shall submit a copy of each such report to Pfizer contemporaneously with its submission of the report to FDA or the applicable Regulatory Authority, or in advance of such submission if, and as, reasonably necessary to permit Pfizer to comply with any Law applicable to it, if practicable.

            (iii) Pfizer shall promptly investigate Product complaints and reports of adverse drug experiences and other required safety information (e.g., PSURs and annual safety reports) associated with the use of any Product in the Pfizer Exclusive Countries. As to the Product, Pfizer shall submit reports of all adverse drug experiences associated with the use of the Product and other required safety information to the applicable Governmental Authorities and, where appropriate, clinical investigators in the Pfizer Exclusive Countries in accordance with applicable Law. Pfizer shall submit a copy of each such report to Organon for inclusion in the global database contemporaneously with its submission of the report to the applicable Regulatory Authority in the Pfizer Exclusive Countries, or in advance of such submission if, and as, reasonably necessary to permit Organon to comply with any Law applicable to it, if practicable.

            (iv) Organon shall have the sole responsibility for implementing decisions of the CDRC and revising the Product labeling for the Co-Promotion Countries, the Organon Exclusive Countries, and for Regulatory Approvals owned by Organon in Co-Promotion Countries accordingly, and Pfizer shall have sole responsibility for revising the Product labeling for the Pfizer Exclusive Countries and for Regulatory Approvals owned by Pfizer in Co-Marketing Countries, subject to review by the CDRC, as needed, to adequately warn of the potential risks identified by reports of adverse drug experiences associated with the use of the Product and from Product complaints.

            (v) Each Party shall notify the other Party within two (2) Business Days after it receives information about the initiation of any investigation, review or inquiry by FDA or other Governmental Authority concerning the distribution, promotion or sale of the Product, not otherwise described above.

      7.5. Product Surveillance. The Parties will cooperate in the collection, review, assessment, tracking and filing of information related to adverse events associated with the Product in accordance with 21 CFR 312.32, 314.80, or comparable Laws in other Countries. As soon as reasonably practicable after the Effective Date, and subject to the oversight of the CDRC, the pharmacovigilance departments of both Parties shall meet and determine the approach to be taken for the collection, review, assessment, tracking and filing of information related to adverse events associated with the Product, which shall be documented in a separate drug safety exchange agreement between the Parties. In the event of any conflict between the terms of Articles 7.4 and 7.5 of this Agreement and the terms of such separate drug safety agreement as those terms relate to adverse events relating to the Product, the terms of such separate drug safety agreement shall control. Until such time as the Parties have agreed upon such adverse event exchange procedures, without limiting the terms of Article 7.4 above, each Party will notify the other Party of fatal/life-threatening serious clinical trial adverse event involving the Product within 96 hours following receipt by the Party. All other serious clinical trial adverse event reports involving the Product will be exchanged within fifteen (15) calendar days of receipt by the Party. Organon shall be responsible for maintaining a global safety database for the Product consistent with pharmaceutical industry practice and all applicable Laws.

      7.6. Data Sharing. Each Party shall provide to the other Party, on a timely basis copies of all pre-clinical and clinical data and all regulatory filings, applications and registrations in the Territory concerning the Product. Such data, filings and other information received from a Party shall be treated by the other Party as Confidential Information of the disclosing Party. Each Party agrees to identify non-material, routine, regulatory filings which such Party will not have to provide, pursuant to this Article 7.6.

      7.7. Product Recalls. Any decision to initiate a recall or withdrawal of Product in the Co-Promotion Countries shall be made by the Steering Committee. Before the Steering Committee initiates a recall or withdrawal, and upon the request for a recall or withdrawal by either Party, the Parties shall promptly and in good faith discuss the reasons therefor. Under no circumstances shall either Party unreasonably object to a recall or withdrawal requested by the other Party, and neither Party shall have any right to object to a recall or withdrawal requested by the other Party for failure of a Product to meet the Specifications, for material safety concerns or for noncompliance with the Act, and such recall shall be initiated by the Party that requested the recall (the "Requesting Party"). In the event of any recall or withdrawal, the Requesting Party shall implement any necessary action, with assistance from the other Party as reasonably requested. In addition, and except as set forth in Article 12, the Parties shall bear equally all costs and expenses of any such recall or withdrawal, including, without limitation, documented and direct Out-of-Pocket Costs incurred in relation thereto, expenses and other costs or obligations to Third Parties, the cost and expense of notifying customers and the costs and expenses associated with shipment of the recalled Product and the cost and expense of destroying the Product removed from the market, if necessary.


                                  ARTICLE 8A

                                    REPORTS



      8A.1 Marketing Cost Reports. Within 30-days after the end of each Calendar Quarter or Pfizer Quarter as applicable, each Party shall provide the other Party and the GCC with a detailed, activity-based statement of Marketing Costs on a Country-by-Country basis, if any, incurred by such Party during such Calendar Quarter or Pfizer Quarter, as applicable, for each Co-Promotion Country, as well as the details of any adjustments to be made to the amounts submitted for the previous Calendar Quarter or Pfizer Quarter, as applicable (such report the "Quarterly Marketing Cost Report" which shall be in a format to be agreed-upon by the GCC promptly after the Effective Date).

      8A.2 Development Cost Reports. Within 30-days after the end of each Calendar Quarter or Pfizer Quarter, as applicable, during the Term, each Party shall provide the other Party and the CDRC with a detailed, activity-based statement of Development Costs on a Country-by-Country basis, if any, incurred during such Calendar Quarter or Pfizer Quarter, as applicable, for each Co-Promotion Country, as well as the details of any adjustments to be made to the amounts submitted for the previous Calendar

Quarter  or  Pfizer  Quarter,   as  applicable   (such  report  the  "Quarterly
Development Cost Report" which shall be in a format to be agreed-upon by the CDRC promptly after the Effective Date).

      8A.3 Distribution Cost Reports. Within 30-days after the end of each Calendar Quarter during the Term, Organon shall provide Pfizer with a detailed statement of Distribution Costs on a Country-by-Country basis, if any, incurred during such Calendar Quarter for each Co-Promotion Country (such report the "Quarterly Distribution Cost Report" which shall be in a format to be agreed-upon by the MSC promptly after the Effective Date).

      8A.4 Net Sales Reports. Each Party shall itself report (or shall cause its Affiliates to report on its behalf) to the other Party or its Affiliates on a Country-by-Country basis with respect to each Co-Promotion Country and Organon Exclusive Country (in the case of Organon) or each Pfizer Exclusive Country (in the case of Pfizer) in the applicable local currency within thirty
(30) days following the end of each Calendar Quarter or Pfizer Quarter, as applicable, the Net Sales for each calendar month of such Calendar Quarter or Pfizer Quarter, as applicable, together with information in sufficient detail (including itemization of the gross sales and any deductions thereto that each Party is entitled to take pursuant to Article 1.85) in order to allow the other Party to calculate Net Sales.

      8A.5 Reconciliation. Within 45-days after the end of each Calendar Quarter, Organon shall submit to Pfizer a written report (the "Reconciliation Report") setting forth in a format to be agreed-upon by the Parties promptly after the Effective Date, the calculations of any amounts owed by Organon to Pfizer or by Pfizer to Organon, as the case may be, in order to ensure the appropriate sharing of Marketing Costs, and Development Costs, in accordance with this Agreement.

      8A.6 Detail Reports. Each of Organon and Pfizer shall maintain an adequate internal system (and necessary records) for the reporting of Details by its Sales Representatives. Each Party shall provide to the appropriate CCC in each Co-Promotion Country a report within forty-five (45) days following the end of each month setting forth the number of Details (provided that neither Party shall be required to identify any of its other pharmaceutical products in such report) made by such Party's Sales Representatives. Each Party's report of Details shall also include a calculation of such Party's Details for such Year ended for the purposes of reporting compliance with Article 6.9.

      8A.7 Detail Verification. As soon as is practical after the Effective Date, Pfizer and Organon shall meet to discuss their respective current methods of accounting for Details, in order to establish (in a manner mutually agreeable to each Party) a mutually beneficial, objective and efficient method of recording, maintaining and verifying the number of Details reported by each Party. Both Parties shall keep accurate and complete records of each Detail carried out by its Sales Representatives under this Agreement consistent with the procedures described in the relevant Country Marketing Plan and mutually agreed to by the Parties. If within one-hundred and twenty (120) days of receipt of the Detail report set forth in Article 8A.6 delivered following the end of each respective Year, a Party wishes to verify whether the number of Details of the Party providing such report (the "Detail Reporting Party") are consistent with the requirements of this Agreement, the Detail Reporting Party shall make its records available for inspection and review by an independent accountant that is recognized as having expertise in the pharmaceutical industry, selected by the Party wishing to verify the other Party's number of Details (as to which firm the other Party has no reasonable objection) for the purpose of so verifying the number of Details performed by such Party. All costs and expenses incurred in connection with any such verification shall be paid by the Party requesting such verification, provided, that the Detail Reporting Party shall pay such costs and expenses if the number of Details determined by the independent accountant is at least ten percent (10%) lower than the number of Details reported by the Detail Reporting Party under Article 8A.6 for such Year. Such independent accountant shall not reveal to the Party seeking verification the details of its review, except for such information as is required to be disclosed under this Agreement or to determine compliance with this Agreement. Such independent accountant must agree to be subject to confidentiality obligations consistent with the provisions of Article 14. The independent accountant shall deliver its report to each Party within thirty (30) days of receipt of all relevant materials from the Detail Reporting Party. The report of the independent accountant shall be final and binding. If upon verification by the independent accountant, it is determined at the end of the applicable Year that the Detail Reporting Party is a Shortfall Party then within thirty
(30) days of receipt of such audit report, the Shortfall Party shall make payment to the other Party of all amounts due under Article 6.9.


                                   ARTICLE 8

                                  MILESTONES

      8.1 Initial Fee. Pfizer shall pay to Organon an initial fee of one hundred million US Dollars (USD $100,000,000) ("Initial Fee"), payable within ten (10) days after the Effective Date. Also within ten (10) days after the Effective Date, Pfizer will pay to Organon interest on the Initial Fee from the date that is five (5) Business Days after signing of this Agreement to the date of payment, at the ninety (90) day U.S. dollar LIBOR rate as published in The Financial Times effective for the date that is five (5) Business Days after signing of this Agreement, and computed on an actual/360 day basis.

      8.2 Event Milestone Payments. Subject to the terms and conditions of this Agreement, Pfizer shall pay Organon a milestone payment (each, an "Event Milestone Payment") in respect of each of the following events (each, an "Event Milestone") in the particular amounts specified below no later than thirty (30) days after the occurrence of the corresponding Event Milestone:

            (i) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] US Dollars (USD [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) upon acceptance of filing of an NDA with the FDA for the Product for schizophrenia;

            (ii) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] US Dollars (USD [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) upon acceptance of filing of an NDA with the FDA for the Product for bipolar disorder;

            (iii) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] US Dollars (USD [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) upon receipt of Regulatory Approval from the FDA for the Product for schizophrenia;

            (iv) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] US Dollars (USD [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) upon receipt of Regulatory Approval from the FDA for the Product for bipolar disorder;

            (v) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] US Dollars (USD [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) upon acceptance of filing of an Application for Regulatory Approval in the first Key EU Country or application validation of an Application for Regulatory Approval filed centrally with EMEA, in either case for the Product for schizophrenia;

            (vi) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] US Dollars (USD [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) upon acceptance of filing of an Application for Regulatory Approval in the first Key EU Country or application validation of an Application for Regulatory Approval filed centrally with EMEA, in either case for the Product for bipolar disorder;

            (vii) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] US Dollar (USD [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) upon the Launch of the Product for schizophrenia in the first Key EU Country;

            (viii)[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] US Dollars (USD [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) upon the Launch of the Product for bipolar disorder in the first Key EU Country; and

            (ix) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] US Dollars (USD [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) upon Launch of the Product for schizophrenia in Japan.

      8.3   Performance Milestones.

            (i) Subject to the terms and conditions of this Agreement, Pfizer shall pay to Organon the following payments (each, a "Performance Milestone Payment") in respect of each of the following milestone events (each, a "Performance Milestone"):


                               Milestone Event                                     Payment Amount
(a)   In the event Net Sales in the Territory equal or exceed $[CONFIDENTIAL       $[CONFIDENTIAL INFORMATION
      INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES      HAS BEEN OMITTED AND
      AND EXCHANGE COMMISSION] in any Year.                                        FURNISHED SEPARATELY TO THE
                                                                                   SECURITIES AND EXCHANGE
                                                                                   COMMISSION]







(b)   In the event Net Sales in the Territory equal or exceed $[CONFIDENTIAL       $[CONFIDENTIAL INFORMATION
      INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES      HAS BEEN OMITTED AND
      AND EXCHANGE COMMISSION] in any Year.                                        FURNISHED SEPARATELY TO THE
                                                                                   SECURITIES AND EXCHANGE
                                                                                   COMMISSION]

      The  Parties  understand  and agree that  each  of  the  Event  Milestone
      Payments  referenced under Article  8.2,  and  each  of  the  Performance
      Milestone Payments referenced in this Article 8.3(i) shall be payable only once, upon the first occurrence of the applicable Event Milestone or Performance Milestone, and are subject to the terms and conditions set forth in Article 8.2 and Article 8.3(ii), as applicable.

            (i) Performance Milestone Payments shall be due and owing, on or before the date sixty (60) days after the end of the applicable Year.

      8.4 Fee Conditions. Each and every payment made under this Article 8 shall be independent, cumulative, non-refundable, and shall not be considered an advance or credit on any royalties or other obligation received or owed. In addition, except as provided under this Agreement, neither Party shall be entitled to reimbursement of any of its Development Costs or Marketing Costs.

      8.5 Notice of Termination.

            (i) In the event that a Party has given the other Party notice of termination of this Agreement in its entirety, no further Event Milestone Payments or Performance Milestone Payments shall become due during such notice period, and Net Sales of the Product during such notice period shall not be counted in determining whether a Performance Milestone has been attained.

            (ii) In the event that a Party has given the other Party notice of termination of this Agreement with respect to a Country or Countries, no further Event Milestone Payments pertaining to such Country or Countries shall become due, and Net Sales of the Product in such Country or Countries during such notice period shall not be counted in determining whether a Performance Milestone has been attained.

                                   ARTICLE 9

                         REVENUE SHARING AND ROYALTIES

      9.1 Organon Co-Promotion Payments to Pfizer. During the Term and subject to the terms and conditions hereof, Organon shall pay to Pfizer for each Co-Promotion Country, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of Net Sales of the Product in such Co-Promotion Country (the "Co-Promotion Payment"). Payments by Organon to Pfizer of such amounts shall be made in accordance with the procedures set forth below in this Article 9.

      9.2 Pfizer Royalties to Organon. Subject to Articles 9.2(i) and (ii) below, and provided that Organon is not in Material Default of its obligations under this Agreement, Pfizer shall pay to Organon a royalty of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of such Net Sales in each Pfizer Exclusive Country.

            (i) Royalty Adjustments for Generic Products. If, during a given Pfizer Quarter, there is Generic Competition in any Pfizer Exclusive Country in the Territory, then, for each such Country in which there is Generic Competition, the royalties payable to Organon for the Net Sales of the Product in such Country during such Pfizer Quarter will be reduced by one percent for each percentage of market share (as measured by unit sales) of Generic Products for such Pfizer Quarter, in such Country, subject to a maximum royalty reduction of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%).

            (ii) Revenue Share Term. Royalty payments under Article 9.2 shall continue on a Country-by-Country basis for the applicable Term; provided that during portions of any Term in which no Valid Claim exists with respect to a Product in a Pfizer Exclusive Country, the royalty set forth in Article 9.2 (as it may be reduced pursuant to subsection (i) above) shall be reduced by [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%).

            (iii) Limitation on Royalty Adjustment. Notwithstanding subsections (i) and (ii) above, in no event shall the royalty payable pursuant to this Article 9.2 be less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%).

      9.2A Organon Royalties to Pfizer. Subject to Articles 9.2A(i) and (ii) below, and provided that Pfizer is not in Material Default of its obligations under this Agreement, Organon shall pay to Pfizer a royalty of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of such Net Sales in each Organon Exclusive Country.

            (i) Royalty Adjustments for Generic Products. If, during a given Calendar Quarter, there is Generic Competition in any Organon Exclusive Country in the Territory, then, for each such Country in which there is Generic Competition, the royalties payable to Pfizer for the Net Sales of the Product in such Country during such Calendar Quarter will be reduced by one percent for each percentage of market share (as measured by unit sales) of Generic Products for such Calendar Quarter, in such Country, subject to a maximum royalty reduction of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%).

            (ii)  Revenue Share  Term.   Royalty  payments  under  Article 9.2A
      shall continue on a Country-by-Country basis for the applicable Term, subject to subsection (iii) below; provided that during portions of any Term in which no Valid Claim exists with respect to a Product in an Organon Exclusive Country, the royalty set forth in Article 9.2A (as it may be reduced pursuant to subsection (i) above) shall be reduced by [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%).

            (iii) Limitation on Royalty Adjustment. Notwithstanding subsections (i) and (ii) above, in no event shall the royalty payable pursuant to this Article 9.2A be less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%).

            (iv)  Limitation  on  Royalties  in  Organon  Exclusive  Countries.
      Pfizer's right to receive royalty payments under Article 9.2A in a particular Country above shall terminate when the aggregate of all royalty payments made by Organon to Pfizer pursuant to this Article 9.2A equals the Exclusive Country Costs accrued or paid by Pfizer for such Country together with interest which shall accrue thereon at the rate of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) per annum, compounded quarterly, from the date such costs were incurred until the effective date of the conversion of such Country to an Organon Exclusive Country.

      9.3 Payments.

            (i) Organon shall make payments arising under Article 9.1 to Pfizer in the currency or currencies as the Parties mutually agree (and, if the Parties are unable to agree, in the applicable local currency) for each Co-Promotion Country for each Calendar Quarter, within sixty (60) days following the end of the applicable Calendar Quarter, in accordance with the terms of Article 9.5.

            (ii)  Pfizer   shall   make   payments  to  Organon  arising  under
      Article 9.2 for each Pfizer Quarter for each Pfizer Exclusive Country in Euros sixty (60) days following the end of the applicable Pfizer Quarter, and Organon shall make payments to Pfizer arising under Article 9.2A for each Calendar Quarter for each Organon Exclusive Country in US dollars sixty (60) days following the end of the applicable Calendar Quarter.

            (iii) Any Development Costs payment due from one Party to the other Party pursuant to the Reconciliation Report shall be paid in U.S dollars within sixty (60) days following the end of the applicable Calendar Quarter.

            (iv) Any Distribution Cost payment due from Pfizer to Organon pursuant to the Quarterly Distribution Cost Report shall be paid in U.S dollars within sixty (60) days following the end of the applicable Calendar Quarter.

            (v) Subject to the last sentence of this Article 9.3(v) Marketing Costs due from one Party (or its local Affiliate) to the other Party (or its local Affiliate) pursuant to the Reconciliation Report shall be paid at a local level in the Country in which the Marketing Costs were incurred, in the applicable functional currency of the local Affiliate of the Party required to make such payment, within sixty (60) days following the end of the applicable Calendar Quarter. Global Marketing Costs due from one Party to the other Party shall be paid from one Party to the other Party in U.S. dollars within sixty (60) days following the end of the applicable Calendar Quarter.


      9.4 Currency Conversion.

            (i) Royalties. For the purposes of determining the amount of royalties due to Organon or to Pfizer pursuant to Article 9.3(ii) for the relevant Pfizer Quarter or Calendar Quarter, as applicable, the amount of Net Sales in any foreign currency shall be computed by (a) converting such amount for the relevant Pfizer Quarter or Calendar Quarter, as applicable, into Euros or US Dollars, as applicable, at the spot rate of exchange for purchasing Euros or US Dollars, with such currency as published in the Financial Times five (5) Business Days before the date payment is made.

            (ii) Performance Milestones. For the purposes of determining whether the applicable Performance Milestones have been met, the amount of Net Sales in any foreign currency will be computed by converting such amount for the relevant Year into U.S. dollars at the Average Exchange Rate for the Year. The "Average Exchange Rate for the Year" means, for each Country in each Year, the weighted average calculated by dividing
      (a) the sum of the amounts calculated for each month of that Year as the product of 1) the average of the spot U.S. dollar exchange rates for such Country's local currency in effect each day of such calendar month as published by the Board of Governors of the Federal Reserve System in Statistical Release G.5 (http://www.federalreserve.gov/releases/g5/) and
      2) Net Sales of the Product in local currency in such month by (b) Net Sales of the Product in local currency in such Year.

            (iii) Co-Promotion Payments. For the purpose of determining the amount of any Co-Promotion payment due from Organon to Pfizer that is to be paid, by mutual agreement of the Parties, in some currency other than the local currency of the applicable Co-Promotion Country, the amount of the Co-Promotion Payment due shall first be computed in the relevant local currency and shall then be converted into the currency of payment at the spot rate of exchange for purchasing such payment currency with such local currency as published in the Financial Times five (5) Business Days before the date payment is made.

            (iv) Development Costs. For the purpose of determining the amount of Development Costs to be shared by the Parties, Development Costs incurred in any currency other than U.S. dollars shall be converted into U.S. dollars at the spot rate of exchange for purchasing U.S. dollars with such currency as published in the Financial Times two (2) Business Days before the applicable Reconciliation Report is issued

      9.5 Method of Payments. All payments under this Agreement shall be made on or before the due date by electronic transfer in immediately available funds to the respective account designated in writing by each Party at least two (2) Business Days before the payment is due. Pfizer shall notify Organon's Treasurer, or such other Organon representative as Organon's Treasurer shall designate in writing, by facsimile transmission as to the date and amount of any payment that Pfizer shall make at least two (2) Business Days prior to such transfer. Organon shall notify Pfizer's Treasurer, or such other Pfizer representative as Pfizer's Treasurer shall designate in writing, by facsimile transmission as to the date and amount of any payment that Organon shall make at least two (2) Business Days prior to such transfer. All payments under this Agreement shall bear interest from the date due until paid at a rate equal to the prime rate of the Bank of America as announced on the date such payment was due plus three percent (3%). In addition, the Party liable for late payment shall reimburse the other Party for all reasonable costs and expenses, including without limitation reasonable attorneys' fees and legal expenses, incurred in the collection of late payments.

      9.6 Records.   Each  of Pfizer and Organon (the "Payor") shall, and  shall cause its Affiliates and sublicensees to, keep full and accurate books and records setting forth Development Costs, Cost of Goods, Marketing Costs, gross sales, Net Sales, and any amounts payable to the other Party (the "Payee"). The Payor shall permit the Payee, at the Payee's sole expense, by an internationally recognized independent accountant selected by the Payee (as to which the Payor has no reasonable objection), to examine such books and records upon at least thirty (30) days' advance written notice during normal business hours and in a manner that does not materially interfere with the Payor's business, but not later than three (3) years following the rendering of any
such reports, accountings and payments.   The  foregoing right of review may be
exercised only once with respect to each such periodic report and payment. Such independent accountant may be required by the Payor to enter into a reasonably acceptable confidentiality agreement, and in no event shall such independent accountant reveal to the Payee the details of its review except insofar as is necessary to verify the accuracy of reports and payments made or due hereunder. The results of any such audit shall be delivered in writing to each Party. Any underpayment determined by such audit shall promptly be paid or refunded by the Payor. If the Payor has underpaid amounts due under this Agreement by more than five percent (5%) over any reporting period, the Payor shall also reimburse the Payee for the cost of such audit (with the cost of the audit to be paid by the Payee in all other cases), plus interest at the interest rate set forth in Article 9.5, from the date of any such underpayment.

      9.7 Withholding Tax.

            (i) Any taxes required to be paid or withheld by either Party or its Affiliates for the account of the other Party on amounts payable under this Agreement shall be deducted from the amounts payable at the rates specified by applicable Law. In addition, the paying Party shall provide promptly to the other Party receipts from the government or taxing authority-evidencing payment of such taxes.

            (ii) Each Party shall be indemnified against and held harmless by the other Party (or its assignee) from any incremental tax liability (including but not limited to VAT or withholding taxes) imposed on such Party as the result of an assignment by the other Party of its rights or obligations under this Agreement pursuant to Article 16.5. In the event of any such assignment, (a) the assignee shall gross up any payments it makes to the extent necessary so that the net payment received by the non-assigning Party after any such incremental tax liability equals the amount the non-assigning Party would have received if no assignments had made by the other Party or its Affiliates under this Agreement; and
      (b) for the avoidance of doubt, the non-assigning Party shall not be required to pay any gross up or other amounts to the assigning Party on account of any taxes (including but not limited to VAT or withholding taxes) that would not have been imposed but for such assignment. The Parties further agree that if the non-assigning Party uses a tax credit to reduce its taxes within five (5) years and as a result of any incremental tax liability related to such assignment and paid by the assigning party pursuant to the preceding sentence, the non-assigning Party shall reimburse the assigning Party the amount of such realized tax credit.

            (iii) For the avoidance of doubt, the Initial Fee, Event Milestone Payments and Performance Milestones Payments made by Pfizer to Organon under this Agreement shall be exclusive of VAT. The Parties agree that at the date of this Agreement all payments due hereunder are outside the scope of VAT. Organon agrees to inform Pfizer if Organon concludes that there is a change in VAT law or practice that requires it to account for VAT on any payments due pursuant to this Agreement at any time after the execution date. In the event of any such change in VAT law or practice, Organon shall pay VAT on behalf of Pfizer and Pfizer shall prior thereto assign to Organon Pfizer's refund claim in respect thereof, and Pfizer shall co-operate with Organon in securing a refund to Organon of the full amount of such VAT payment.

      9.8 Third Party License Fees. Organon shall be responsible for all Third Party License Fees relating to (i) the Current Product and (ii) the manufacturing process identified in Schedule 9.8, provided however that Third Party License Fees payable to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] as set forth on
Schedule 1.133 hereto shall be shared [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) by Pfizer and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) by Organon. Unless otherwise agreed, the Parties shall share [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) by Pfizer and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) by Organon all other Third Party License Fees relating to (x) all Products other than the Current Product, and (y) the Current Product as a result of a change to the manufacturing process identified in Schedule 9.8. With respect to Pfizer's responsibility for [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of the royalties payable by Organon to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], Organon shall send Pfizer a Calendar Quarterly invoice that shall be based on Organon's Calendar Quarterly report of Net Sales pursuant to Article 8A.4 and shall reflect the amounts due from Pfizer under this Article 9.8. Pfizer shall, within fifteen (15) days after its receipt of such invoice, make payment under such invoice by electronic transfer in immediately available funds to the account designated in writing by Organon, which designation shall take place at least two (2) Business Days before the payment is due.

      9.9 Adjustment of Commercial Terms. It is agreed by the Parties that the Parties' Co-Promotion of a Combination Product may require a change to the applicable financial terms of this Agreement with respect to the sharing of Net Sales of such Combination Product Accordingly, upon the request of either Party, the Parties shall undertake good faith negotiations to reasonably adjust the same in accordance with the principles set forth in this Agreement.

                                  ARTICLE 10


                                DECISION MAKING

      10.1 Committees/subcommittees. In order to fulfill the objectives of this Agreement, the Parties agree to establish a Steering Committee, Joint Operating Committee ("JOC"), a Clinical Development/Regulatory Committee ("CDRC"), a Global Commercialization Committee ("GCC"), a Manufacturing and Supply
Committee ("MSC"), Country Commercialization Committees, and such other committees and subcommittees as may be established by mutual consent of Organon and Pfizer. Each committee and subcommittee shall have two co-chairpersons, one designated by each of Organon and Pfizer. All decisions of the committees and subcommittees shall be by a vote of the chairpersons, each co-chairperson having one vote, and unless otherwise stated herein, all decisions shall be by unanimous consent of the co-chairpersons.

      10.2 Meetings. The chairperson(s) of the Steering Committee, JOC, CDRC, GCC, MSC, or any other committee or subcommittee established pursuant to
Article 10, shall call meetings when deemed by the co-chairpersons to be appropriate, but not less often than Calendar Quarterly (except that the Steering Committee shall meet not less often than semi-annually). The meetings may be held in person, by telephone, or by video conference call. Each Party shall use all reasonable efforts to cause their members on each committee and subcommittee to attend any meeting called by the chairpersons of that committee or subcommittee. Subject to the foregoing, a quorum will consist of at least two (2) members appointed by each Party. The location of the meetings of each committee or subcommittee shall alternate between sites selected by each co-chairperson. The hosting Party of committee or subcommittee meetings shall keep accurate minutes of its meetings, including all actions recommended or taken. The Parties shall bear their respective expenses in attending committee or subcommittee meetings. In addition to formal committee or subcommittee meetings, the members of each committee or subcommittee shall communicate on an as needed basis, as they may determine including telephone conference calls. Additional participants may be invited by any representative to attend meetings where appropriate (e.g., personnel from regulatory affairs or outside consultants). Such additional participants shall not be deemed to have, or have any rights or responsibilities of, a member of such committee or subcommittee. The Parties shall cause their respective representatives on the committees to use diligent efforts, acting in good faith, to resolve all matters presented to them as expeditiously as possible.

      10.3 Clinical Development/Regulatory Committee. The CDRC shall consist of research and development, commercial, regulatory and marketing/medical managers (as needed) from each of Organon and Pfizer, each of which will confirm to the other its designees.

            (i) The CDRC will be responsible for, among other activities relating to the Development of the Product, the following, which activities shall, in the first instance, before reference to the entire CDRC, be performed by a clinical development working group:

                  (a) Creating the Development Plan and sending the Development
            Plan to the JOC for review;

                  (b) Implementing the Development Plan including allocation of responsibilities between the Parties;

                  (c) Proposing  clinical  trials  (including,  in coordination with the GCC, Phase IIIb/Phase IV Product Studies to be conducted for the Initial Indications and any New Indications);

                  (d) Overseeing and monitoring the progress of, the clinical issues relating to Product Studies and Phase IIIb/IV Product Studies, including specifying timelines and priorities and which Party, or whether a Third Party, is to be responsible for such activity, and, with respect to Product Studies, reviewing costs and activities against the Development Plan; provided, however, that as between the Parties, only Pfizer is expected to engage in or contract for such activities absent subsequent agreement of the Parties to the contrary;

                  (e) Assessing the therapeutic relevance of clinical trials;

                  (f) Providing updates on its activities to the JOC;

                  (g) Recommending,   in   conjunction   with  the   GCC,  New
            Indications  and new  formulations or dosage forms for the Product;
            and

                  (h) Such  other  matters  as the  Parties  may  assign to the clinical development working group of the CDRC from time to time.

            (ii) The CDRC will also be responsible for, among other activities relating to regulatory activities concerning the Product, the following, which activities shall, in the first instance, before reference to the entire CDRC, be performed by a regulatory working group:

                  (a)  Conducting  the  necessary   activities  to  obtain  and
            maintain Regulatory Approvals in the Co-Promotion Countries at the earliest practicable date;

                  (b) Overseeing,  monitoring and  coordinating  all regulatory issues with the relevant Regulatory Authorities, including, but not limited to, communications, filings, submissions, labeling (including development of such label), and other regulatory actions;

                  (c) Facilitating the exchange and use of relevant data to prepare and file applications for Regulatory Approvals;

                  (d) Providing recommendations for the filing of any NDA or other Application for Regulatory Approval for the Product;

                  (e) Coordinating preparation for and attendance at Regulatory
            Authority meetings;

                  (f)   Coordinating    responses   to   Regulatory   Authority
            requirements and inquiries;

                  (g) Recommending a regulatory strategy and plan for obtaining
            Regulatory Approvals for the Products in the Territory;

                  (h) Facilitating the exchange of information in conjunction with Articles 7.4 and 7.5 of this Agreement in order to ensure that significant issues concerning adverse event information and safety issues are addressed consistently among Regulatory Authorities in the Territory;

                  (i) Providing updates on its activities to the JOC; and

                  (j) Such  other  matters  as the  Parties  may  assign to the regulatory working group of the CDRC from time to time.

            (iii) Neither Party shall make any change to any annual Development Plan without the prior approval of the CDRC, and all Development Plans and Development Costs provided therein shall be consistent with the terms of this Agreement.

            (iv) If the CDRC is unable to reach a decision on any issue within ten (10) Business Days after presentation, Pfizer shall have the final decision-making authority if such issue relates to the clinical and preclinical development of the Product. With respect to any other issues for which the CDRC is unable to reach a decision on any issue within ten
      (10) Business Days after presentation, either Party may refer such issue to the JOC for resolution.

      10.4 Global Commercialization Committee.

            (i) The GCC shall consist of members from each of Organon and Pfizer, each of which shall confirm to the other its designees. The GCC will be responsible for the following:

                  (a) Preparing and implementing  annually the Global Marketing
            Plan for the Co-Promotion Countries, including reviewing and making recommendations for the Parties' sales, promotional and marketing activities in the Co-Promotion Countries. To the extent feasible, the GCC shall allocate responsibilities equally between Pfizer and Organon. The Parties shall prepare the initial Global Marketing Plan within 180-days of the Effective Date;

                  (b) Developing  positioning and marketing  strategies for the
            Product in the Co-Promotion Countries consistent with the Global Marketing Plan subject to local requirements, including making recommendations to develop New Indications;

                  (c) Establishing  long and short term forecasts for worldwide
            Product sales and coordinating such forecasts with the MSC in order to facilitate the operations of the Parties and their Affiliates under the Production Agreements;

                  (d) Developing global  promotional and advertising  materials for use in marketing the Product in the Co-Promotion Countries, designing packaging and overseeing educational and professional symposia and speaker and activity programs for the Product in the Co-Promotion Countries;

                  (e) Providing technical and medical support for the sales and marketing of the Product in the Co-Promotion Countries;

                  (f) Discussing the prices at which the Product will be sold to unaffiliated Third Parties throughout the Co-Promotion Countries and developing core materials and tools to enable each CCC to develop strategies and documentation to gain reimbursement and product access and listing in the Co-Promotion Countries;

                  (g) Coordinating with the CDRC with respect to regulatory issues and the development of New Indications to be undertaken pursuant to a Development Plan and proposing Phase IIIb/IV Product Studies;

                  (h) Obtaining clearance of publications relating to the Product;

                  (i) Developing  strategies  for obtaining  listing on managed care formularies in the Co-Promotion Countries;

                  (j) Facilitating, to the extent legally permissible, the exchange of information with respect to the sales and marketing of Product in the Pfizer Exclusive Countries, Organon Exclusive Countries and Co-Marketing Countries; and

                  (k) such other matters as the Parties may mutually assign the
            GCC from time to time.

            (ii) All Global Marketing Plans shall be consistent with the terms of this Agreement.

            (iii) If the GCC is unable to reach a decision on any issue within ten (10) Business Days after presentation, either Party may refer such issue to the JOC for resolution.

      10.5 Manufacturing and Supply Committee.

            (i) The MSC shall consist of members from each of Organon and Pfizer, each of which shall confirm to the other its designees. Consistent with the Production Agreements, the MSC shall be responsible for:

                  (a) Overseeing  manufacturing  activities  underway as of the
            Effective Date, including stability studies and management of clinical supplies of the Product;

                  (b) Establish the adequacy of, and periodically (no less than once per Calendar Quarter) review and monitor, all development plans relating to manufacture of the Intermediate and the Compound; establish the adequacy of, and periodically (no less than once per Calendar Quarter) review and monitor, all development plans relating to manufacture of the Intermediate and the Compound, including the First Generation Process Plan and Second Generation Process Plan; Overseeing the manufacturing of registration batches of Product; reviewing the CMC section of the NDA for the Product; reviewing and approving Specifications for purposes of the NDA and other Applications for Regulatory Approval and for Launch; overseeing the preparation for and execution of any pre-approval inspections of the Product manufacturing sites; and monitoring the manufacture of validation lots;

                  (c) Monitoring worldwide quality assurance efforts and ensuring that the Intermediate, the Compound, and all Products are manufactured in accordance with the Parties' quality standards; and overseeing any routine or non-routine inspections by FDA and other Regulatory Authorities and ensuring adherence to compliance standards following Product approval;

                  (d) Monitoring the manufacture of the Intermediate, the Compound and the Product;

                  (e)  Determining   methods  of  obtaining  cost   efficiency,
            including by developing more efficient manufacturing processes, and reviewing sourcing alternatives of Product components;

                  (f) Coordinating with the GCC and CDRC as appropriate;

                  (g)  Evaluating   the  forecasts   provided  in  each  Global
            Marketing Plan as well as inventory levels for the Intermediate, the Compound and the Product;

                  (h) Establish a method for measuring the Parties'  respective manufacturing capacity for the Intermediate, the Compound and the Product, and periodically review and monitor all capacity expansion plans; overseeing the Capacity Plan; and

                  (i)   Providing   updates   on  the  MSC's   activities   and
            achievements to the JOC.

            (ii) The MSC shall establish, at a minimum, the following subcommittees: (a) Supply Chain Subcommittee, (b) Quality Subcommittee,
      (c) Technical Subcommittee, and (d) Finance Subcommittee. Each subcommittee will report its decisions to the MSC, which shall have jurisdiction over all matters handled initially at the subcommittee level. In addition to the functions described below, the subcommittees will lead the functions outlined in this Article 10.5 and other matters as agreed by the MSC.

                  (a) The Supply Chain  Subcommittee  will be  responsible  for preparation of Product forecasts, the determination of orders for Product and Intermediate, and the logistics of Product supply.

                  (b) The Quality Subcommittee will be responsible for preparation of quality agreements between the Parties, overseeing the execution of such quality agreements, and managing matters relating to Product quality such as change control, Product complaint investigations and Product recalls.

                  (c) The  Development  Subcommittee  will be  responsible  for development of manufacturing processes for the active pharmaceutical product and finished Product for Launch and for continued improvement to those processes.

                  (d) The Finance Subcommittee will be responsible for establishing and managing processes between the manufacturing finance groups of Pfizer and Organon, including, without limitation, matters relating to payments and reconciliations under the Production Agreements.

            (iii) If the MSC is unable to reach a decision on any issue within ten (10) Business Days after presentation, either Party may refer the issue to the JOC for resolution.

      10.6 Country Commercialization Committee. The Parties agree to establish a CCC in each Co-Promotion Country or group of Co-Promotion Countries as appropriate and agreed upon by the Parties. The general manager/country manager, or a senior-level member of the general manager's/country manager's leadership team, in each applicable Co-Promotion Country will be included in the relevant CCC. The general managers/country managers will include other representatives from each Party, as needed.

            (i) CCC Commercialization Responsibilities. Subject to the provisions of this Agreement and the Global Marketing Plan, each CCC will oversee the Co-Promotion in the relevant Co-Promotion Country or groups of Co-Promotion Countries, as the case may be. In addition, each CCC will be responsible for the following:

                  (a) Designate the  individuals  responsible for preparing the
            Country Marketing Plan for the relevant Co-Promotion Country or group of Co-Promotion Countries each consistent with the Global Marketing Plan;

                  (b) Develop forecasts, on a at least an annual basis, for the
            Product in the relevant Co-Promotion Country or group of Co-Promotion Countries

                  (c) Prepare and submit the Country Marketing Plan for the relevant Country or group of Co-Promotion Countries and submit any deviation in the budget from the Global Marketing Plan, and/or any material change in the Country Marketing Plan to the GCC for approval;

                  (d) Monitor  compliance with the relevant  Country  Marketing
            Plan and approve any immaterial change in the relevant Country Marketing Plan;

                  (e) Review and approve  expenses  for  inclusion as Marketing
            Costs;

                  (f) Adapting GCC-approved advertising materials and strategies and promotional materials for the relevant Co-Promotion Country or group of Co-Promotion Countries, and otherwise developing local Promotional Materials consistent with the Global Marketing Plan;

                  (g) Adapting GCC-approved packaging for the relevant Co-Promotion Country or group of Co-Promotion Countries;

                  (h) Develop  and discuss  strategies  for the  Detailing  and marketing of the Product in the relevant Co-Promotion Country or group of Co-Promotion Countries including allocation of responsibility for marketing activities;

                  (i) Plan and conduct educational and professional symposia in
            the  relevant   Co-Promotion   Country  or  group  of  Co-Promotion
            Countries;

                  (j)  Suggest  to  the  GCC   appropriate   marketing-oriented
            clinical  trials  and  monitor   implementation   in  the  relevant
            Co-Promotion Country or group of Co-Promotion Countries;

                  (k) Monitor advertising placement and market responses in the relevant Co-Promotion Country or group of Co-Promotional Countries;

                  (l) Define and  establish a set of procedures to forecast and order Product (including samples) in the relevant Co-Promotion Country or group of Co-Promotion Countries, with responsibility for recommendation of production and supply activities;

                  (m) Initiate and monitor market  research in the relevant Co-
            Promotion Country or group of Co-Promotion Countries;

                  (n) Develop local pricing and  reimbursement  strategies  and strategies related to obtaining listing on managed care formularies for the relevant Co-Promotion Country, which strategies must be consistent with the Global Marketing Plan; and

                  (o) Establish the number of Details to be made by each Party's Sales Representatives in the relevant Co-Promotion Country or group of Co-Promotion Countries for each Calendar Quarter, which shall be similar to the number of Details provided in the pharmaceutical industry in such Co-Promotion Country or group of Co-Promotion Countries for products with similar potential and magnitude in light of prevailing market conditions and the competitive landscape.

            (ii)  CCC  Product  Development Responsibilities   Subject  to  the
      provisions of this Agreement and the Development Plan, each CCC shall implement the relevant Development

      Plan insofar as it relates to the relevant Co-Promotion Country or group of Co-Promotion Countries. In particular, each CCC shall:

                  (a) Facilitate the exchange of all development information and data;

                  (b) Submit  recommendations  for the Development  Plan to the
            CDRC;

                  (c) Review local activities against the Development Plan;

                  (d) Recommend allocation of development activities to the CDRC; and

                  (e) Monitor,  directly or  indirectly,  all local  regulatory activities.

            (iii) If the CCC is unable to reach a decision on any issue within ten (10) Business Days after presentation, such issues shall be referred to the CDRC or GCC, as applicable.

      10.7 Joint Operating Committee. The JOC shall consist of the chairpersons of the CDRC, GCC, and MSC, and, as the co-chairpersons of the JOC, each Party will designate a senior-level executive with responsibility for the applicable therapeutic area in such Party's organization. The JOC will be responsible for the following:

            (i) Establishing the strategic objectives and general directions for the Co-Promotion and Detailing of the Product in the Co-Promotion Countries

            (ii) Review and approval of the Global Marketing Plan and review of the Development Plan;

            (iii) Making go/no go decisions with respect to filing NDA's, other Applications for Regulatory Approvals, and other significant regulatory filings;

            (iv) Resolution of disputes which cannot be resolved at the subcommittees;

            (v) To raise disputes which cannot be resolved by the JOC to the Steering Committee; and

            (vi) Such other matters as the Parties may mutually assign the JOC from time to time.

      If the JOC is unable to resolve any issue within ten (10) Business Days after presentation, either Party's co-chairperson on the JOC may refer the issue to the Steering Committee for resolution.

      10.8 Steering Committee. The Steering Committee shall consist of four (4) executives, two (2) from each of Organon and Pfizer, each of which shall confirm to the other its designees. In addition, the co-chairpersons of the JOC shall attend meetings of the Steering Committee in order to participate in Steering Committee discussions, but shall not have the right to vote. The Steering Committee shall have general oversight and review of the activities of the JOC and shall be responsible for resolving any issues referred by the JOC.

            (i) In the event of a tied vote of the Steering Committee, the chairperson designated by Pfizer shall have the final decisionmaking authority with respect to the following subject matters:

                  (a) [CONFIDENTIAL INFORMATION HAS  BEEN OMITTED AND FURNISHED
            SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

                  (b) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED  AND FURNISHED
            SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

                  (c) [CONFIDENTIAL  INFORMATION HAS BEEN OMITTED AND FURNISHED
            SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

            (ii) In the event of a tied vote of the Steering Committee, the chairperson designated by Organon shall have the final decisionmaking authority with respect to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

            (iii) Except as otherwise provided in this Agreement, all other matters within the purview of the Committees or subcommittees shall be Consensus Matters.

      10.9 Alliance Managers. In addition to the committees and subcommittees, the Parties will each appoint a senior representative with a general understanding of the clinical, regulatory, manufacturing and commercial issues relating to the Product to act as an alliance manager ("Alliance Manager"). It is envisioned that the Alliance Managers will serve as a single focal point for all information in order to maintain a complete overview of the alliance and to serve as the main contact within each Party with responsibility for facilitating communication and collaboration between the Parties. The Alliance Managers shall attend committee and subcommittee meetings. The Alliance Managers will work together to resolve such issues or potential disputes, and to enable the committees to reach decisions with the intent of averting the escalation of such issues or potential disputes.



                                  ARTICLE 11


                             INTELLECTUAL PROPERTY

      11.1 Ownership of Collaboration Inventions. As between Organon and Pfizer, (i) Organon shall solely own all Collaboration Inventions invented solely by Organon's employees and agents, (ii) Pfizer shall solely own all Collaboration Inventions invented solely by Pfizer's employees and agents, and
(iii) the Parties shall jointly own all Collaboration Inventions invented by employees and agents of both Parties. The Parties agree that inventorship shall be determined in accordance with United States patent law, provided, however, that, without limiting the foregoing, in preparing patent applications for Collaboration Inventions, each Party shall follow the Laws of the Country in which such application is being filed. Each Party shall have the first right to prosecute and maintain Patent Rights included in the Collaboration Inventions solely owned by such Party. Neither Party shall abandon any Patent Rights included in the Collaboration Inventions that such Party has the first right to prosecute and maintain without at least 90 days' prior written notice of such abandonment to the other Party. If a Party decides to abandon any such Patent Rights, the other Party shall have the option to continue the prosecution and maintenance of such Patent Rights in the name(s) of the Party or Parties owning such Patent Rights and at such other Party's expense. The costs of prosecuting and maintaining Patent Rights included in the Collaboration Inventions shall be shared equally by the Parties in each Co- Promotion Country and Co-Marketing Country, Pfizer will bear all such costs in the Pfizer Exclusive Countries, Organon will bear all such costs in the Organon Exclusive Countries, and provided that either Party may elect not to pay such costs with respect to any given Patent Rights included in the Collaboration Inventions being prosecuted and/or maintained by the other Party incurred from and after such time as such Party notifies the other Party of such election, and thereafter any licenses granted in this Agreement by the other Party to the Party making such election shall exclude such Patent Rights. Such costs of prosecuting and maintaining Patent Rights included in the Collaboration Inventions in the Co-Promotion Countries shall be shared equally by the Parties and included in the Parties' Quarterly Marketing Cost Reports pursuant to Article 8A.1 of this Agreement. Pfizer shall reimburse Organon for all such costs of prosecuting and maintaining

Patent Rights included in the Collaboration Inventions in the Pfizer Exclusive Countries incurred by Organon within thirty (30) days after receiving any invoice from Organon for such costs.

      11.2 Jointly Owned Collaboration Inventions. With respect to any Collaboration Inventions that are jointly owned by the Parties, the Parties shall consult with each other regarding the filing, prosecution and maintenance of any such Patent Rights, and responsibility for such activities shall belong to Organon. Organon shall undertake such filings, prosecutions and maintenance in the names of both Parties as co-owners. Organon shall have the following obligations with respect to the filing, prosecution and maintenance of Patent Rights in jointly owned Collaboration Inventions: (i) Organon shall permit Pfizer to review and comment at least two (2) weeks prior to the filing of any priority patent application by Organon; (ii) Organon shall notify Pfizer within thirty (30) days after the filing of a patent application by Organon; (iii) Organon shall notify Pfizer within six (6) months from the filing of the priority patent application whether and in which Countries it intends to file convention patent applications; (iv) Organon shall provide Pfizer promptly with copies of all communications received from or filed in patent offices with respect to such filings; and (v) Organon shall provide Pfizer, a reasonable time prior to taking or failing to take action that would affect the scope or validity of rights under any patent applications or Patents (including but not limited to substantially narrowing or canceling any claim without reserving the right to file a continuing or divisional patent application, abandoning any Patent or not filing or perfecting the filing of any patent application in any country), with notice of such proposed action or inaction so that Pfizer has a reasonable opportunity to review and make comments, and take such actions as may be appropriate in the circumstances. In the event that Organon materially breaches the foregoing obligations and such breach is not cured within thirty
(30) days of a written notice from Pfizer to Organon describing such breach, or in the event that Organon fails to undertake the filing of a patent application within ninety (90) days of a written request by Pfizer to do so, Pfizer may assume Organon's responsibility for filing, prosecution and maintenance of any such jointly owned Patent Right in the manner described in Article 11.6.

      11.3 Collaboration Intellectual Property. All Collaboration Intellectual Property shall be jointly owned by the Parties, and each Party shall have the right freely to use all Collaboration Intellectual Property for all purposes and uses.

      11.4 Cooperation. Each Party agrees to cooperate with the other with respect to the preparation, filing, prosecution and maintenance of patents and patent applications pursuant to this Article 11 including, without limitation, the execution of all such documents and instruments and the performance of such acts (and causing its relevant employees to execute such documents and instruments and to perform such acts) as may be reasonably necessary in order to permit the other Party to continue any preparation, filing, prosecution or maintenance of any Patent Rights that such Party has elected not to pursue as provided for in Article 11.2. Organon shall recommend to the JOC which of the Organon Patent Rights for which to seek an extension of term in Co-Promotion Countries in which any such extension is available. Upon confirmation of the recommendation of Organon with respect to patent term extension by the JOC, Organon will file for said patent term extension, and the Parties shall bear equally the costs thereof.

      11.5 Notification. If either Party during the Term makes a Collaboration Invention, such Party promptly shall make or cause disclosure to the other of such Collaboration Invention.

      11.6 Maintenance of Patent Rights other than Jointly Owned Patent Rights.

            (i) Organon will maintain in full force and effect all Organon Patent Rights. Organon shall cooperate with Pfizer in the continued prosecution and maintenance by Organon or the licensor or sublicensor, as applicable, of the Organon Patent Rights. After the Effective Date, Organon shall not, without Pfizer's consent, enter into any Third Party license agreement relating to Patent Rights that Organon proposes to license from a Third Party and that Organon reasonably foresees would, upon the execution of such Third Party license agreement, result in the creation of any Pfizer obligation pursuant to this Agreement to share in or pay any portion of the royalties or other amounts payable under such Third Party license agreement.

            (ii) Organon shall not abandon any Organon Patent Rights with respect to which Organon or any of its Affiliates controls prosecution and maintenance activities, either directly or through step-in rights granted to Organon in any Third Party license agreement, without at least 90 days' prior notice of such abandonment to Pfizer. If Organon decides to abandon any such Patent Rights, Pfizer shall have the option to continue the prosecution and maintenance of such Patent Rights in Organon's name at Pfizer's expense, subject to any limitations set forth in Organon's agreements with Organon's licensors and sublicensors. If Pfizer desires that Organon file any application for a patent in a specific Country or Countries, or file any patent applications on improvements and variations upon inventions disclosed in the Organon Patent Rights set forth on Schedule 1.94 or otherwise relating to the Compound or the Product, Pfizer shall advise Organon of such Country or Countries or improvements, variations or inventions, as the case may be. Organon shall consider Pfizer's request in good faith and shall not unreasonably decline to file the requested patent application and, if Organon files the patent applications as requested, Pfizer shall pay fifty percent (50%) of all reasonable expenses, including reasonable fees for patent counsel, for filing and for prosecuting such requested patent applications. If Organon declines to file the patent applications as requested, Pfizer may, at its sole expense, file and prosecute such applications. Pfizer shall have reasonable access to all documentation, filings and communications to or from the respective patent offices and shall be kept advised as to the status of all pending applications to the extent pertaining to the Compound or the Product. Unless otherwise explicitly set forth above in this Article 11.6, the Parties shall each be responsible for 50% of the Parties' patent prosecution and maintenance costs relating to the Organon Patent Rights. Organon shall include all such costs in Organon's Quarterly Marketing Cost Reports pursuant to
      Article 8A.1 of this Agreement.

      11.7 Trademarks and Corporate Logos.

            (i) Subject to the provisions of this Article 11.7, each Party shall retain all right, title and interest in and to its respective corporate name and logo.

            (ii) In the Co-Promotion Countries, the Product shall be promoted and sold solely under the Trademark(s) and shall use a trade dress mutually agreed by the Parties that includes Pfizer's and Organon's logos. In the Co-Promotion Countries, subject to the requirements of Law, Organon and Pfizer shall be identified and given equal exposure and prominence on all Product package inserts, trade packages, packaging, samples, and Promotional Materials; provided, however, that if Organon or Pfizer cannot be given equal exposure and prominence on all Product package inserts, trade packages, packaging, samples, and promotional materials in one or more Co-Promotion Countries as a result of the requirements of applicable Law, then Organon or Pfizer, as the case may be, shall be given as close to equal exposure and prominence as possible, consistent with applicable Law. In the Pfizer Exclusive Countries, Pfizer will promote and sell the Product under a Trademark, but shall have the sole right and obligation to determine the trade dress and packaging for the Product, provided that it makes such determinations in a manner consistent with the Global Marketing Plan. In the Organon Exclusive Countries, Organon will promote and sell the Product under a Trademark, but shall have the sole right and obligation to determine the trade dress and packaging for the Product, provided that it makes such determinations in a manner consistent with the Global Marketing Plan.

            (iii) It is the Parties' intention to utilize a single trademark for the Product throughout the Territory other than in the Co-Marketing Countries where the Product must be marketed and sold by the Parties under different Trademarks by operation of local Law; provided, however, if any Governmental Authority in the Territory fails to approve the Trademark as an acceptable trademark for the Product, or if either Party reasonably determines that use of the Trademark in a particular Country may violate the rights of any Third Party in such Country, then the Parties shall select an alternative Trademark for the Product in such
      Country   or  Countries.   In  either  event,

      Organon shall be solely responsible for registering and maintaining such alternative Trademark in the Pfizer Exclusive Countries and shall be the owner thereof. Pfizer shall not register or seek to register the Trademark or any alternative Trademark selected by the Parties in any Country of the Territory.

            (iv) During the Term, Pfizer grants to Organon the non-exclusive right, free of charge, to use the Pfizer name and logo in the Co-Promotion Countries solely for the purpose of Co-Promoting of the Products in accordance with the terms of this Agreement, and Organon grants to Pfizer the non-exclusive right, free of charge, to use the Organon name and logo in the Co-Promotion Countries solely for the purpose of Co-Promotion of the Products in accordance with the terms of this Agreement; provided that such rights shall be exercised, and all Products bearing such names and/or logos shall be manufactured, in accordance with the quality standards established by the GCC.

            (v) During the Term, and thereafter as provided in Article 13.8, Organon grants to Pfizer the non-exclusive right to use the Trademarks in connection with the marketing, promotion and sale of the Product in (a) the Pfizer Exclusive Countries and, (b) other than the Trademark being used by Organon in each such Co-Marketing Country, the Co-Marketing Countries.

            (vi) Organon shall remain the owner of the Organon name and logo and the Trademark(s) and the goodwill pertaining thereto. Organon shall be solely responsible for registering and maintaining the Trademark(s) in the Territory and shall remain the owner thereof. Except as contemplated herein, Organon shall have no rights in or to the Pfizer name or logo or the goodwill pertaining thereto. Except as contemplated herein, Pfizer shall have no rights in the Trademark(s) in the Territory or to the Organon name or logo, or the goodwill pertaining thereto.

            (vii) Organon and Pfizer shall each be responsible for fifty percent (50%) of the cost of registering and maintaining the Trademark(s) in the Territory. Organon shall include all such Territory costs in Organon's Quarterly Marketing Cost Reports pursuant to Article 8A.1.

            (viii) Copyrights and Proprietary Programs. The Parties shall jointly own all copyrights relating to Promotional Materials developed for use in the Co-Promotion Territory for the Product. Pfizer and Organon shall each retain all rights including, without limitation, copyrights and trademarks, to all of their respective existing programs and materials in all formats (print, video, audio, digital, computer, etc.) regarding sales training, patient education and disease management programs owned by each of them as of the Effective Date, as well as any modifications each may develop in the future which are not specific to the Product. Organon and Pfizer shall, from time to time, endeavor to each notify the other as to the identity of such existing programs and materials. In addition, all new programs regarding sales training, patient education and disease management jointly developed by Organon and Pfizer for the Products pursuant to this Agreement shall be jointly owned by Organon and Pfizer, and each Party shall have the right to use and exploit such developed programs freely without any need to obtain the consent of the other Party and without any duty to account to the other Party for such use or exploitation. Each Party hereby assigns to the other Party all rights, title and interests, including all intellectual property rights, in and to such Promotional Materials and programs as necessary to give effect to the provisions of this Article 11.7.

            (ix) Domain Names. Organon shall be solely responsible for registering and maintaining domain names comprising the Trademark(s) in the Territory and shall be the owner thereof. Organon and Pfizer shall each be responsible for fifty percent (50%) of the costs for registering and maintaining the domain names comprising the Trademark(s). Organon shall include all such costs in Organon's Quarterly Marketing Cost Reports pursuant to Article 8A.1.

            (x) Copyrights and Internet Sites. The Parties shall jointly own all copyrights relating to internet sites jointly developed by Organon and Pfizer for use in the Territory pursuant to this

      Agreement. Organon and Pfizer shall each be responsible for fifty percent (50%) of the costs of registering and maintaining such copyrights and internet sites.

      11.8 Disclosure. Organon shall disclose to Pfizer the complete texts of all patent applications within the Organon Patent Rights filed by Organon, or by Organon's licensors to the extent Organon is permitted to provide such texts to Pfizer under the terms of Organon's agreements with such licensors, as well as information received concerning the institution or possible institution of any interference, opposition, re-examination, reissue, revocation or any official proceeding involving patents and patent applications within the Organon Patent Rights prosecuted and/or maintained by Organon, or by Organon's licensors to the extent Organon receives such information, anywhere in the Territory. Pfizer shall have the right to review all such pending applications and other proceedings and make recommendations to Organon, and to Organon's licensors if permitted under the terms of Organon's agreements with such licensors, concerning such applications and proceedings and their conduct. Organon agrees, subject to any limitations set forth in Organon's agreements with Organon's licensors, to keep Pfizer promptly and fully informed of the course of such patent prosecution and other proceedings including, without limitation, by providing Pfizer with copies of all substantive communications submitted to or received from patent offices throughout the Territory. The provisions of this Article 11.8 also shall be deemed to apply in all respects to Pfizer as it relates to Pfizer Patent Rights in Collaboration Inventions.

      11.9 Patent Term Extensions. The Parties shall cooperate, if necessary and appropriate, with each other in gaining patent term extensions wherever applicable to Organon Patent Rights. The Parties shall, if necessary and appropriate, use reasonable efforts to agree upon a joint strategy relating to patent term extensions, but, in the absence of mutual agreement with respect to any extension such, and subject to Law, a patent shall be extended if either Party elects to extend such patent. The Parties shall each be responsible for fifty percent (50%) of the costs of seeking and/or obtaining patent term extensions relating to the Organon Patent Rights in the Territory. Organon shall include all such costs in Organon's Marketing Cost Reports pursuant to
Article 8A.1 of this Agreement.

      11.10 Infringement, Unauthorized Use and Challenge. If either Party becomes aware that a Third Party is or may be infringing or otherwise making unauthorized use of, or challenge to, any Organon Patent Rights, Patent Rights in jointly owned Collaboration Inventions, Trademarks or Organon Technical Information, the Party learning of such infringement or unauthorized use or challenge shall promptly notify the other Party and provide it with any available evidence of such possible infringement or unauthorized use or challenge. In the Pfizer Exclusive Countries, Pfizer shall have the first right to bring suit and to take action against such infringer or unauthorized user or challenger in its own name, or in the name of Organon where necessary, in which case Pfizer shall control the prosecution of any such suit or claim, including without limitation the choice of counsel, and shall have the exclusive right to settle or dispose of any such suit or claim. In the Organon Exclusive Countries and the Co-Marketing Countries, Organon shall have the first right to bring suit and to take action against such infringer or unauthorized user or challenger in its own name, in which case Organon shall control the prosecution of any such suit or claim, including without limitation the choice of counsel, and shall have the exclusive right to settle or dispose of any such suit or claim. In the Co-Promotion Countries, as between Pfizer and Organon, and subject to any rights retained by Organon's licensors, Organon shall have the first right to bring suit and to take action against such infringer or unauthorized user or challenger in its own name, in which case Organon shall control the prosecution of any such suit or claim, including without limitation the choice of counsel, and shall have the exclusive right to settle or dispose of any such suit or claim. Notwithstanding anything to the contrary in this
Article 11.10, if a Party fails to initiate a suit or take other appropriate action that it has the initial right to initiate or take pursuant to this
Article 11.10 or the Parties fail to agree on the initiation or taking thereof within ninety (90) days after becoming aware of the basis for such suit or action, then the other Party shall have the right, in its discretion, to initiate a suit or take other appropriate action that it believes is reasonably required to protect the intellectual property rights at issue. Notwithstanding the foregoing provisions of this Article 11.10, in the case of an infringement action pursuant to Section 505(b) of the Act, subject to any legal obligations of Organon to its licensors with respect to Organon Patent Rights, if the Party that has the initial right to initiate such action fails to notify the other Party, at least fifteen (15) days prior to such Party's deadline under the Act for bringing such action, that such Party will bring such action, then the other Party may, in its discretion, initiate such action after giving written notice of such election to the Party with the initial right to initiate such action. The proceeds of any recovery, court award or settlement of such action shall, after any required payments to Organon's licensors, first be applied to reimburse the Parties for the costs and expenses of such prosecution and the balance shall be paid 50% to Pfizer and 50% to Organon. The Parties shall cooperate and take action to assist the other as is reasonably necessary in relation to all suits or claims brought under this Article 11.10.

      11.11 [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement. Organon covenants and agrees with Pfizer that Organon: (a) shall not execute any amendment, modification or waiver of the license(s) contained in the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement without the prior written consent of Pfizer, (b) shall not make any election or exercise any right or option (or omit to take any action) that would terminate or relinquish in whole or in part the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement, (c) shall comply with all of its obligations under the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement in all material respects, (d) shall take such reasonable actions as shall be necessary to keep in full force and effect the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement, and
(e) shall give prompt notice to Pfizer, together with a summary of outstanding issues if Pfizer so requests and of any actual or alleged defaults, breaches, violations, proposed amendments or proposed modifications of, or any proposed waivers under, the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement by any party to the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement.


                                  ARTICLE 12

                                    CLAIMS

      12.1 Notice from the Parties. Each Party shall promptly notify the other Party in writing of any potential or actual litigation or governmental activity in the Territory relating to the Intermediate, the Compound or the Product.

      12.2 Indemnification by Organon. Organon shall indemnify and hold harmless Pfizer and its Affiliates and their respective directors, officers and employees (the "Pfizer Parties") from and against any and all Losses (as defined below) arising from or relating to any claim, demand, lawsuit, action or proceeding (a "Claim") arising from or relating to:

            (i)   any violation of Law Organon or its Affiliates;

            (ii) the storage, promotion, sale or distribution or use of the Product based on the gross negligence or intentionally wrongful conduct of Organon or its Affiliates;

            (iii) any actual or alleged infringement, misappropriation or other violation of a Third Party's intellectual property rights arising out of or related to the Organon Patent Rights, the Organon Technical Information and/or the manufacture (by the process described on Schedule 9.8), use, sale, offer for sale, or importation of the Current Product or any Organon-Only Product;

            (iv) Organon's or any of its Affiliates' failure to manufacture and package in accordance with the Production Agreements, or to cause Third Parties to manufacture, the Product in accordance with (A) the then-existing Product Specifications as determined in accordance with the terms of this Agreement, or (B) cGMP;

            (v) Organon's use, sale, offer for sale, or importation of any Organon-Only Product; or

            (vi) any breach by Organon or any of its Affiliates of any representation, warranty or covenant given in any of the Alliance Agreements.

      Notwithstanding anything to the contrary contained herein, none of the indemnities in this Article 12.2 shall apply to the extent that any Loss is the result of any breach of this Agreement by Pfizer or of any willful misconduct of Pfizer Parties.

      12.3 Indemnification by Pfizer. Pfizer shall indemnify and hold harmless Organon and its Affiliates and their respective directors, officers and employees (the "Organon Parties") from and against any and all Losses arising from or relating to any Claim arising from or relating to:

            (i)   any violation of Law by Pfizer or its Affiliates; or

            (ii) the storage, promotion, sale or use of the Product based on the gross negligence or intentionally wrongful conduct of Pfizer or its Affiliates;

            (iii) any breach by Pfizer or any of its Affiliates of any representation or warranty given in any of the Alliance Agreements; or

            (iv) Pfizer's or any of its Affiliates' failure to manufacture in accordance with the Production Agreements, or to cause Third Parties to manufacture, Products in accordance with (A) the then-existing Product Specifications as determined in accordance with the terms of this Agreement, or (B) cGMP (other than, in all cases, any failures which are the subect of Article 12.2(iv)).

      Notwithstanding anything to the contrary contained herein, none of the indemnities in this Article 12.3 shall apply to the extent that any Loss is the result of any breach of this Agreement by Organon or of any willful misconduct of Organon Parties or is the subject of the indemnity contained in Article 12.2 (including without limitation Article 12.2(v)).

      12.4 Co-Indemnification.

            (i) Product Liability. Organon shall indemnify, defend and hold the Pfizer Parties harmless from and against one hundred percent (100%) of the amount of any and all Losses arising out of or resulting from any Third Party Claim involving death, bodily injury or property damage actually or allegedly arising out of or resulting from the manufacture, packaging, distribution, marketing, use and/or sale of the Product (other than with respect to the matters for which one Party is obligated to indemnify the other Party pursuant to Article 12.2 or 12.3 above) (any and all such Losses, "Product Liability") up to, in the aggregate, the Threshold Amount with respect to all Product Liability Occurences in the Territory after the date hereof and prior to the initial Launch of the Product on a Country-by-Country basis. Organon shall indemnify, defend and hold the Pfizer Parties harmless from and against fifty percent (50%) of the amount of any and all Product Liability (a) prior to the initial Launch of the Product in each Country, in excess of the Threshold Amount or (b) with respect to any Product Liability Occurrences after the initial Launch of the Product in a Country, and Pfizer shall indemnify, defend and hold Organon Parties harmless from and against fifty percent (50%) of the amount of any and all of such Product Liability (a) prior to the initial Launch of the Product in each Country, in excess of the Threshold Amount or (b) with respect to any Product Liability Occurrences after the initial Launch of the Product in a Country. For purposes of this Article 12: (A) "Threshold Amount" shall mean the aggregate sum of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] U.S. Dollars ($[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO

      THE SECURITIES AND EXCHANGE COMMISSION]) of Product Liability determined on a first-to- be incurred or discovered basis (whichever is earlier), and (B) "Product Liability Occurences" means, with respect to all Product Liability, the initial time of sale or other provision to the plaintiff of the relevant Product for which any Product Liability relates based upon available records or other reliable means.

            (ii) Organon shall indemnify, defend and hold the Pfizer Parties harmless from and against fifty percent (50%) of the amount of any and all Losses arising out of or resulting from any Third Party Claim involving any actual or alleged infringement, misappropriation or other violation of a Third Party's intellectual property rights arising out of or related to the Organon Patent Rights, the Organon Technical
      Information and/or use, promotion, manufacture, commercialization, distribution, offering for sale, sale or importation of the Product (but in all cases excluding Losses for which one Party is obligated to indemnify the other Party pursuant to this Article 12, including without limitation, Article 12.2(iii) above) (any and all such Losses, the "IP Liability"), and Pfizer shall indemnify, defend and hold Organon Parties harmless from and against fifty percent (50%) of the amount of any and all of such IP Liability; it being understood and agreed that the purpose of the provisions of this sentence is that Pfizer and Organon shall pay for and otherwise share the cost of the IP Liability equally.

            (iii) For the avoidance of doubt, the reference to "Product" in this Article 12.4 excludes Organon-Only Product.


      12.5 Procedures for Third Party Claims.

            (i) In the event that any Third Party asserts a Claim with respect to any matter for which a Party (the "Indemnified Party") is entitled to indemnification hereunder (a "Third Party Claim"), then the Indemnified Party shall promptly notify the Party obligated to indemnify the Indemnified Party (the "Indemnifying Party") thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then only to the extent that) the Indemnifying Party is prejudiced thereby.

            (ii) The Indemnifying Party shall have the right, exercisable by written notice to the Indemnified Party within ten (10) days of receipt of notice from the Indemnified Party of the commencement of or assertion of any Third Party Claim, to assume the defense of such Third Party Claim; provided, however, that (A) the Third Party Claim seeks (and continues to seek) solely monetary damages and the Indemnifying Party expressly agrees in such notice that, as between the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be solely obligated to satisfy and discharge the Third Party Claim (or, in the case of matters which are the subject of Article 12.4, such amounts as required in accordance with Article 12.4), (B) the defense of such Third Party Claim by the counsel representing the Indemnifying Party does not, in the reasonable judgment of the Indemnified Party, constitute a conflict of interest under the applicable cannons or rules of legal professional ethics, (C) in such case as Pfizer or another of the Pfizer Parties is the Indemnified Party, such Third Party Claim does not relate, directly or indirectly, to Geodon, Xanax, or any other product under development by Pfizer, its Affiliates or licensees, and (D) the Indemnifying Party makes reasonably adequate provision to ensure the Indemnified Party of the ability of the Indemnifying Party to satisfy the full amount of any adverse monetary judgment that would reasonably be expected to result therefrom (the conditions set forth in clauses (A),
      (B), (C) and (D) are collectively referred to as the "Litigation Conditions"). In no event shall Organon have the right to control any Third Party Claim to the extent such Third Party Claim relates, directly or indirectly, to Geodon, Xanax, or any other product (other than the Product) being developed or commercialized by Pfizer, its Affiliates or licensees. If both Parties are Indemnifying Parties pursuant to co-indemnification obligations under Article 12.4 with respect to the same Third Party Claim, the Parties shall determine by mutual agreement, within twenty (20) days following their receipt of notice of commencement or assertion of such Third Party

      Claim (or such lesser period of time as may be required to properly respond to such claim), which Party shall assume the lead role in the defense thereof. Should the Parties be unable to mutually agree on which Party shall assume the lead role in the defense of such Third Party Claim, both Parties shall be entitled to participate in such defense through counsel of their respective choosing; provided that in the case of any Third Party Claim with respect to which (i) both Parties are Indemnifying Parties pursuant to co-indemnification obligations under
      Article 12.4 and (ii) the Parties are unable to agree upon which Party shall assume the lead role in the defense of such claim, then the Parties agree to discuss strategies for defending such claim and will, to the extent reasonably practicable, coordinate such defense through their respective counsel.

            (iii) Within ten (10) days after the Indemnifying Party has given notice to the Indemnified Party of its intended exercise of its right to defend a Third Party Claim, the Indemnified Party shall give notice to the Indemnifying Party of any objection thereto based upon the Litigation Conditions. If the Indemnified Party reasonably so objects, the Indemnified Party shall continue to defend the Third Party Claim, at the expense of the Indemnifying Party, until such time as such objection is withdrawn. If no such notice is given, or if any such objection is withdrawn, the Indemnifying Party shall be entitled, at its sole cost and expense, to assume and conduct such defense, with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party, until such time as the Indemnified Party shall give notice that any of the Litigation Conditions, in its reasonable judgment, are no longer satisfied.

            (iv) During such time as the Indemnifying Party is controlling the defense of such Third Party Claim, the Indemnified Party shall cooperate, and cause its Affiliates and agents to cooperate, to the extent commercially reasonable, upon request of the Indemnifying Party in the defense or prosecution of the Third Party Claim, including by furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials or appeals as may reasonably be requested by the Indemnifying Party.

            (v) In the event that the Indemnifying Party fails to satisfy the Litigation Conditions or does not notify the Indemnified Party in writing of the Indemnifying Party's intent to defend any Third Party Claim within ten (10) days after notice thereof, the Indemnified Party may (without further notice to the Indemnifying Party) undertake the defense thereof with counsel of its choice and at the Indemnifying Party's expense (including attorneys' fees and costs and expenses of enforcement or defense).

            (vi) The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to join in (including the right to conduct discovery, interview and examine witnesses and participate in all settlement conferences), but not control, at its own expense, the defense of any Third Party Claim which the other Party is defending as provided in this Agreement.

            (vii) The Indemnifying Party, if it shall have assumed the defense of any Third Party Claim as provided in this Agreement, shall not consent to a settlement of, or the entry of any judgment arising from, any such Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed). The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any compromise or settlement which commits the Indemnified Party to take, or to forbear to take, any action. The Indemnified Party shall have the sole and exclusive right to settle any Third Party Claim, on such terms and conditions as it deems reasonably appropriate, to the extent such Third Party Claim involves equitable or other non-monetary relief, and shall not have the right to settle such Third Party Claim to the extent such Third Party Claim involves monetary damages without the prior written consent of the Indemnifying Party.

            (viii) The Indemnified Party shall be entitled to reimbursement for all costs and expenses, including attorneys' fees and costs and expenses of enforcement or defense, on an "as incurred" basis. The Indemnifying Party will reimburse the Indemnified Party for such amounts within fifteen (15) days after receiving an invoice from the Indemnified Party therefor.

      12.6 Losses. For purposes of Articles 11 and 12, "Losses" shall mean any and all (a) claims, losses, liabilities, damages, fines, royalties, governmental penalties or punitive damages, deficiencies, interest, awards, and judgments, and (b) with respect to Third Parties, settlement amounts and all of the items referred to in clause (a) above which, in accordance with Article 12.7, include special, indirect, incidental and consequential damages (including without limitation lost profits), and (c) in connection with all of the items referred in clauses (a) and (b) above, any and all costs and expenses (including reasonable attorneys' fees and all other expenses reasonably incurred in investigating, preparing or defending any litigation or proceeding, commenced or threatened). Notwithstanding anything to the contrary, the Parties understand and agree that no Losses for which one Party has agreed to indemnify any of the the other Party under this Agreement shall be included in Development Costs, Cost of Goods or Marketing Costs or shall be applied as a reduction in the calculation of Net Sales.

      12.7 Limitation on Damages. IN NO EVENT SHALL PFIZER OR ORGANON BE LIABLE FOR SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, LOSS OF PROFITS) SUFFERED BY ANY ORGANON PARTIES OR ANY PFIZER PARTIES, RESPECTIVELY UNDER THE ALLIANCE AGREEMENTS, EXCEPT (A) TO THE EXTENT OF ANY SUCH DAMAGES PAID TO A THIRD PARTY AS PART OF A THIRD PARTY CLAIM, AND
(B) FOR PURPOSES OF INDEMNIFICATION PURSUANT TO ARTICLE 12, IN THE EVENT OF AN INTENTIONAL AND WILLFUL BREACH IN BAD FAITH OF ANY REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT BY ORGANON OR PFIZER (AS THE CASE MAY BE) OF THIS AGREEMENT, AND (C) AS PROVIDED IN ARTICLE 12.8 BELOW. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, INDEMNIFICATION PURSUANT TO THIS ARTICLE 12 SHALL BE THE SOLE AND EXCLUSIVE REMEDY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL THEORY) AVAILABLE TO ORGANON OR PFIZER FOR ANY MISREPRESENTATION UNDER OR BREACH OF THIS AGREEMENT.

      12.8 Available Damages. Notwithstanding anything to the contrary contained in this Agreement, in the case of any claim by Pfizer alleging any breach of this Agreement by Organon, the following in each case will not be considered as constituting special, incidental, indirect or consequential damages under this Agreement: (x) payments due to Pfizer pursuant to Article 6 or Article 9 of this Agreement, and (y) Losses as and to the extent such Losses aggregate up to the sum of all amounts previously paid to Organon by Pfizer under any of the Alliance Agreements.

                                  ARTICLE 13


                             TERM AND TERMINATION

      13.1 Term. Unless terminated sooner pursuant to this Article 13 hereof and except as otherwise provided herein, this Agreement shall become effective as of the Effective Date and shall continue in full force and effect, on a Country-by-Country basis in each Country of the Territory for a period equal to the longer of (A) fifteen (15) years following Launch of the Product in such Country, and (B) such date the Product is no longer embraced within any Valid Claim under Organon Patent Rights in such Country (the "Term").

      13.2 Bilateral Termination. This Agreement may be terminated at any time by written consent of each of the Parties. Such termination will be effective thirty (30) days following such written consent.

      13.3 Material Default. Organon shall have the rights set forth below in this Article 13.3 by notice to Pfizer, and Pfizer shall have the rights set forth below in this Article 13.3 by notice to Organon:

            (i) Upon Organon's notice to Pfizer that a Material Default by Pfizer has occurred, the Parties will meet to discuss in good faith whether a plan to remedy the Material Default can be mutually agreed. If the Parties fail to so agree within thirty (30) days after the date of such notice, Article 13.3(ii) below shall apply. Notwithstanding the foregoing provisions of this Article 13.3(i), in the case of a payment default, the provisions of Article 13.3(ii) below shall apply without any obligation to meet to discuss remedies pursuant to this Article 13.3(i).

            (ii) Subject to the terms hereof, upon the occurrence of any Material Default by Pfizer, Organon may, upon ninety (90) days prior written notice, terminate this Agreement, provided, however, that in case of a default of a payment obligation such notice will lapse without effect if Pfizer cures such default within thirty (30) days after receipt of such notice. Organon may give the notice specified in this Article 13.3(ii) concurrently with the notice specified in Article 13.3(i) and shall not give the notice specified in this Article 13.3(ii) later than sixty (60) days after the date of the notice specified in Article 13.3(i).

            (iii) Upon Pfizer's notice to Organon that a Material Default by Organon has occurred, the Parties will meet to discuss in good faith whether a plan to remedy the Material Default can be mutually agreed. If the Parties fail to so agree within thirty (30) days after the date of such notice, Article 13.3(iv) below will apply. Notwithstanding the foregoing provisions of this Article 13.3(iii), in the case of a payment default, the provisions of Article 13.3(iv) below shall apply without any obligation to meet to discuss remedies pursuant to this Article 13.3(iii).

            (iv) Subject to the terms hereof, upon the occurrence of any Material Default by Organon, Pfizer may, upon ninety (90) days prior notice, terminate this Agreement, provided, however, that in case of a default of a payment obligation such notice will lapse without effect if Organon cures such default within thirty (30) days after receipt of such notice. Pfizer may give the notice specified in this Article 13.3(iv) concurrently with the notice specified in Article 13.3(iii) and shall not give the notice specified in this Article 13.3(iv) later than sixty (60) days after the date of the notice specified in Article 13.3(iii).

            (v) Notwithstanding Organon's right of termination described in this Article 13.3, Organon acknowledges that it shall have no claim whatsoever against Pfizer under this Agreement, and no right to terminate this Agreement, for any breach or alleged breach by Pfizer of the Alliance Agreements other than this Agreement, and that, under those circumstances, this Agreement shall remain in full force and effect according to its terms.

      13.4 Change in Control. Organon may terminate this Agreement by written notice to Pfizer in the event of a Change in Control of Pfizer, or in the event that Pfizer assigns this Agreement to a Third Party in violation of Article
16.5 below. Pfizer may terminate this Agreement by written notice to Organon in the event of a Change in Control of Organon, or in the event that Organon assigns this Agreement to a Third Party in violation of Article 16.5 below.

      13.5 Pfizer Termination Rights.

            (i)   [CONFIDENTIAL  INFORMATION  HAS  BEEN  OMITTED  AND FURNISHED
      SEPARATELY  TO  THE  SECURITIES  AND  EXCHANGE  COMMISSION]   Pfizer  may
      terminate this Agreement in its entirety as follows:

                  (a) [CONFIDENTIAL  INFORMATION HAS BEEN OMITTED AND FURNISHED
            SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] If during the three (3) year period commencing with the second anniversary of the Launch of the Product in the US Territory, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] then Pfizer may elect, at any time within 120 days following determination of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] to terminate this Agreement in its entirety upon one hundred and eighty (180) days notice to Organon; or

                  (b) [CONFIDENTIAL  INFORMATION HAS BEEN OMITTED AND FURNISHED
            SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Pfizer may terminate this Agreement in its entirety by giving Organon one hundred and eighty (180) days prior written notice at any time, but in no event later than twenty (20) days after the earlier of receipt of (x) an approvable letter in respect of the Product from the FDA, and (y) Regulatory Approval of the Product in the US Territory, in the event that Pfizer, in the exercise of its reasonable judgment based on the data and results from the Product Studies under the Development Plan, concludes in good faith that [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] will not be, or has not been, as applicable, achieved at the time of such approvable letter or Regulatory Approval (and in connection with any such termination pursuant to this Article 13.5(i)(b), Pfizer agrees to contemporaneously provide Organon with a written summary of the reasons for its conclusion); or

                  (c) [CONFIDENTIAL  INFORMATION HAS BEEN OMITTED AND FURNISHED
            SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Pfizer may terminate this Agreement in its entirety by giving Organon one hundred and eighty (180) days prior written notice in the event that within thirty (30) days following Pfizer's receipt of the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

            (ii) Termination for [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]; at Will. Pfizer may terminate this Agreement as follows:

                  (a) [CONFIDENTIAL  INFORMATION HAS BEEN OMITTED AND FURNISHED
            SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Pfizer may terminate this Agreement in its entirety by giving Organon ninety
            (90) days prior  written  notice in the event that,  within  thirty
            (30) days following (x) Pfizer's receipt of the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] or (y) Pfizer's [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE
            SECURITIES AND EXCHANGE COMMISSION] engaged by Organon in connection with each of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] as applicable, the results of any of the foregoing studies fail to satisfy the endpoints described in Schedule 1.2, with respect to the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], or the endpoints described in Schedule 13.5(ii)(a), with respect to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] or

                  (b) At Will.  Pfizer  may  terminate  this  Agreement  in its entirety upon (x) twelve (12) months prior written notice to Organon from Pfizer of termination of this Agreement pursuant to this Article 13.5(ii)(b) if such notice is given prior to the first Launch of a Product in the US Territory, (y) nine (9) months prior written notice to Organon from Pfizer of termination of this Agreement pursuant to this Article 13.5(ii)(b) if such notice is given prior to the third anniversary of the first Launch of a Product in the US Territory or (z) six (6) months prior written notice to Organon from Pfizer of termination of this Agreement pursuant to this Article 13.5(ii)(b) if such notice is given after the third anniversary of the first Launch of a Product in the US Territory. Pfizer shall be entitled to submit the above notice from time to time in its absolute and sole discretion. Without limiting the foregoing:

                        (1) if  the  effective date of termination  pursuant to
                  this Article 13.5(ii)(b) is expected to fall after the first Launch of the Product in the US Territory but prior to the first anniversary of such Launch, then Organon may, at its option, on written notice to Pfizer given no more than thirty
                  (30)  days  after the date of Pfizer's notice of termination,
                  (A) shorten the applicable notice period so that this Agreement terminates one (1) month prior to such Launch; or
                  (B) extend the notice period so that this Agreement terminates on the first anniversary of such Launch; and

                        (2) if  the  effective date of termination  pursuant to
                  this Article 13.5(ii)(b) is expected to fall prior to the first Launch of the Product in the US Territory, then Organon may, at its option, on written notice to Pfizer given no more than thirty (30) days after the date of Pfizer's notice of termination, extend the effective date of such termination by an additional one hundred and eighty (180) days (the "Additional Notice Period"), during which time Pfizer will continue its role in connection with the clinical development of the Product in the same manner as it was conducting such clinical development activities prior to giving such notice of termination, and will continue to be responsible for its share of any Development Costs incurred or accrued during the Additional Notice Period related to such clinical development activities applicable pursuant to Article 4.4 and with such cost sharing percentage in effect at the time of Pfizer's notice of termination (the "Additional Development Costs"), but Pfizer will be relieved of all of its other obligations (including payment obligations) under this Agreement. Pfizer will provide Organon with a report setting forth such Additional Development Costs within sixty (60) days after the end of the Additional Notice Period.

      13.1 Bankruptcy. Each Party may, in addition to any other remedies available to it by law or in equity, exercise the rights set forth below by written notice to the other Party, which in the case of Organon, shall refer to the Organon Group (the "Insolvent Party"), in the event the Insolvent Party shall have become insolvent or bankrupt, or shall have made a general assignment for the benefit of its creditors, or there shall have been appointed a trustee or receiver of the Insolvent Party or for all or a substantial part of its property, or any case or proceeding shall have been commenced or other action taken by or against the Insolvent Party in bankruptcy or seeking reorganization, liquidation, dissolution, winding-up arrangement, composition or readjustment of its debts or any other relief under any bankruptcy, insolvency, reorganization or other similar act or law of any jurisdiction now or hereafter in effect, and any such event shall have continued for sixty (60) days undismissed, unbonded and undischarged. All rights and licenses granted under or pursuant to this Agreement by Organon and Pfizer are, and shall otherwise be deemed to be, for purposes of Article 365(n) of the U.S. Bankruptcy Code, licenses of rights to "intellectual property" as defined under
Article 101 of the U.S. Bankruptcy Code. The Parties agree that the Parties as licensees of such rights under this Agreement shall retain and may fully exercise all of their rights and elections under the U.S. Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against either Party under the U.S. Bankruptcy Code, the other Party shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, and same, if not already in their possession, shall be promptly delivered to it (i) upon any such commencement of a bankruptcy proceeding upon its written request therefore, unless the Party subject to such proceeding elects to continue to perform all of its obligations under this Agreement or (ii) if not delivered under (i) above, upon the rejection of this Agreement by or on behalf of the Party subject to such proceeding upon written request therefore by the other Party.

      13.7 Termination Upon HSR Denial or Failure to Satisfy Conditions. This Agreement may be terminated by either Party, effective upon notice to the other Party, if the HSR Clearance Date shall not have occurred on or prior to the date 180 days after the Parties make their respective HSR Filings pursuant to the terms and conditions of this Agreement.

      13.8 Rights of Pfizer and Organon Upon Expiration. Subject to the other terms and conditions herein,

            (i) Upon the expiration of all of Pfizer's payment obligations to Organon under Article 9.2 of this Agreement in a particular Pfizer Exclusive Country, or upon the expiration of the Term in a Co-Marketing Country, Pfizer shall have a fully paid-up non-exclusive license under the Organon Patent Rights, Organon Technical Information and the Trademarks, and under Organon's rights in Collaboration Intellectual Property solely to make, have made, sell, offer for sale, use and import the Product in each such Pfizer Exclusive Country or Co-Marketing Country; and

            (ii) Upon the expiration of all of Organon's payment obligations to Pfizer under Article 9.1 of this Agreement in a particular Co-Promotion Country, Organon shall have a fully paid-up non-exclusive license under the Pfizer Patent Rights and Pfizer Technical Information, and under Pfizer's rights in Collaboration Intellectual Property solely to make, have made, sell, offer for sale, use and import the Product in each such Co-Promotion Country.

            (iii) Upon the expiration of all of Organon's payment obligations to Pfizer under Article 9.1 of this Agreement in a particular Co-Promotion Country, Pfizer shall have a fully paid-up non-exclusive license under the Organon Patent Rights and Organon Technical Information, and under Organon's rights in Collaboration Intellectual Property, solely to make, have made, sell, offer for sale, use and import the Product in each such Co-Promotion Country.

      13.9 Residual Royalty. Subject to the other terms and conditions herein, upon termination of this Agreement:

            (i) by Organon pursuant to Article 13.3(ii) (Material Default) or by Pfizer pursuant to Article 13.5(ii)(a) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Pfizer shall [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] royalty regarding Net Sales of the Product in any Country during the Post-Termination Period described below;

            (ii) by Pfizer pursuant to Article 13.5(ii)(b) (At Will), Pfizer shall [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] royalty regarding [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the Product during the Post-Termination Period described below, provided, however, that, within sixty
      (60) days of the first Launch of the Product in a Major Market Country, Organon shall [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Pfizer for any [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

            (iii) by Pfizer pursuant to Article 13.3(iv) (Material Default), Organon shall pay Pfizer a royalty equal to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] ([CONFIDENTIAL

      INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) percent of Net Sales of the Product in each Country in the Territory as provided herein during the Post-Termination Period described below;

            (iv) by Pfizer pursuant to Article 13.5(i)(a) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Organon shall pay Pfizer a royalty with respect to Net Sales of the Product in each Country in the Territory as provided herein during the Post-Termination Period described below as follows:
      (A) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) percent of the aggregate of the Net Sales in all Countries up to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] dollars ($[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) for the initial 12-month period commencing on the effective date of termination pursuant to Article 13.5(i)(a) and for each 12-month period thereafter, and (B) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) percent of the aggregate of Net Sales in all Countries in excess of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] dollars ($[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) for the initial 12-month period commencing on the effective date of termination pursuant to Article 13.5(i)(a) and for each 12-month period thereafter; and

            (v) by Pfizer pursuant to Article 13.5(i)(b) ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) or pursuant to Article [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Organon shall pay Pfizer a royalty equal to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent of Net Sales of the Product in each Country in the Territory as provided herein during the Post-Termination Period described below, provided, however, that, such royalty shall terminate when the aggregate of all royalty payments made by Organon to Pfizer pursuant to this Article 13.9(iv) equals the sum of all Development Costs and Marketing Costs paid or accrued by Pfizer pursuant to this Agreement, and all amounts paid or accrued by Pfizer under Production Agreements (other than amounts paid or accrued in connection with improvements or expansions in manufacturing facilities owned by Pfizer or its Affiliates), in all cases together with interest which shall accrue thereon at the rate of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) per annum, compounded quarterly, from the date such payments were made or costs were incurred until the effective date of termination.

      The Parties understand and agree that all payments by Organon to Pfizer of the royalties required under this Article 13: (x) shall be calculated and made in accordance with the procedures set forth in this Article 13 and Article 9 as if this Agreement had not otherwise terminated, and (y) shall be calculated and apply, on a Country-by-Country basis, in each Country of the Territory for the period ("Post-Termination Period"), subject to the limitation set forth in Article 13.9(iv), commencing on the effective date of termination and ending on the later of (A) fifteen
      (15) years following Launch of the Product in such Country, and (B) such date the Product is no longer embraced within any Valid Claim under Organon Patent Rights in such Country (assuming all of the defined terms and related provisions used in this clause (y) survived termination of this Agreement); and (z) shall remain due and owing without regard to the expiration of the Post-Termination Period referred to in clause (y) of this sentence.

      13.10 Survival of Rights and Obligations upon Termination or Expiration. Upon expiration or termination of this Agreement, the rights and obligations of the Parties hereunder shall cease, except as follows:

            (i) The obligations set forth in Article 14 (Confidentiality) shall survive for the period provided therein;

            (ii)  The  obligations  set  forth  in  Article   11  (Intellectual
      Property),  Article  12  (Claims), Article 13 (Term and Termination)  and
      Article 15 (Dispute Resolution) shall survive without limitation.

            (iii) The Parties shall not be relieved of any obligations accruing prior to such applicable expiration or termination under this Agreement (including without limitation all payment obligations which relate to all periods on or prior to such expiration or termination), other than as set forth in Article 8; and

            (iv) The terminated Party under this Article 13 shall be obligated to pay any amounts otherwise reimbursable or due to the other Party under this Agreement in accordance with the terms hereof, including, without limitation, pursuant to the then most current, as applicable Development Plan or Global Marketing Plan, but only to the extent such amounts were actually incurred or accrued by either Party under any Third Party contract arising in accordance with the terms of such Third Party contract prior to the date of the notice of termination. The terminated Party under this Article 13 shall, at the other Party's expense, use its reasonable efforts to assist in the transition of any activities or obligations which were being performed by such Party to the other Party or its designee.

            (v)   Upon  termination  of  this  Agreement by Pfizer  pursuant  to
      Article 13.3, 13.4 or 13.5, the license and the other rights granted to it under this Agreement shall terminate and it shall have no further right to develop, use, sell, offer for sale, import and have imported Products in the Territory. In such case, where applicable the Regulatory Filings and/or Regulatory Approvals shall be assigned and transferred promptly by Pfizer to Organon or any other party designated by Organon. This transfer upon termination shall be arranged promptly, but in any event within one hundred and eighty (180) days after termination.

            (vi) Upon termination of this Agreement, Pfizer shall assign, and Organon shall accept assignment of, all of Pfizer's rights and obligations under any tolling or similar agreement between Pfizer or its Affiliate and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] or its Affiliate, regarding the manufacture of the Product, and Organon shall purchase from Pfizer, at Pfizer's book value, any equipment or other similar items purchased by Pfizer directly in connection with Pfizer's or its Affiliate's obligations under the Production Agreements installed and primarily used in the manufacture of the Compound and/or Product.

      13.11 Consequences of a Change in Control.

            (i) (a) If at any time during any Term of this Agreement, there shall occur a Change in Control with respect to Organon, then, within forty-five (45) days after the closing or other effective date of such event Pfizer may by written notice delivered to Organon elect to cause a valuation of the entire interests, rights and obligations of Pfizer under this Agreement but excluding in all cases the Excepted Rights (the "Pfizer Interest") and the entire interests, rights and obligations of Organon under this Agreement but excluding in all cases the Excepted Rights (the "Organon Interest") under the provisions of this Article 13.11. Within 15 days following such valuation, Pfizer shall make the further election to do any of the following: (1) sell to Organon the Pfizer Interest in accordance with Article 13.11(ii), or (2) purchase the Organon Interest in accordance with Article 13.11(ii), or (3) elect not to terminate this Agreement (in which case, from and after the closing or other effective date of the Change in Control, Pfizer shall have final decision-making authority for all Consensus Matters with respect to manufacturing, Product positioning and, prior to first filing an application for Regulatory Approval in a Major Market Country, regulatory matters) or (4) terminate this Agreement in accordance with Article 13.4.

                  (b) If at any time during the Term of this Agreement, there shall occur a Change in Control with respect to Pfizer, then within forty-five (45) days after the closing or other effective date of such event Organon may by written notice delivered to Pfizer elect to cause a valuation of the entire interests, rights and obligations of the "Organon Interest" and the Pfizer Interest under the provisions of Article 13.11(ii). Within 15 days following such valuation, Organon shall make the further election to do any of the following: (1) sell to Pfizer the Organon Interest in accordance with Article 13.11(ii) or (2) purchase the Pfizer Interest in accordance with Article 13.11(ii) or (3) elect not to terminate this Agreement (in which case, from and after the closing or other effective date of the Change in Control, Organon shall have final decision-making authority for all Consensus Matters with respect to manufacturing, Product positioning and, prior to first filing an application for Regulatory Approval in a Major Market Country, regulatory matters) or (4) terminate this Agreement in accordance with Article 13.4.

            (ii) (a) The price (the "Organon Price" and the "Pfizer Price", respectively) to be paid to purchase the Organon Interest or the Pfizer Interest, as the case may be, under this Agreement, shall be conclusively determined by two internationally recognized investment banking firms, one of which shall be retained and paid by Organon and one of which shall be retained and paid by Pfizer; provided that, if either Party fails to deliver notice to the other Party of its selection of an investment banking firm within twenty (20) days after notice by the other Party that it has selected an investment banking firm (which notice shall identify such firm), the determination shall be rendered by the single investment banking firm so selected (whose fees, in such case, shall be borne equally by the Parties). Organon and Pfizer shall promptly notify each other of its respective selection. The investment banking firms selected in accordance with the foregoing procedure shall each independently determine the fair market value of the Organon Interest and the Pfizer Interest as contained in written reports prepared in accordance with
      Article 13.11 and shall submit their determinations of such value to Organon and Pfizer within thirty (30) days after their selection, which value shall be an amount that, on the basis of market and other conditions prevailing at such time, could reasonably be expected to be paid therefor by a Third Party in an arm's-length transaction, assuming that the buyer and seller are under no compulsion to buy or sell; it being further understood and agreed that the Organon Price and the Pfizer Price shall be the same except for differences resulting from the ability of Pfizer to commercialize the Product in Pfizer Exclusive Countries and resulting from the ability of Organon to commercialize the Product in the Organon Exclusive Countries .

                  (b) The Organon Price or the Pfizer Price, as the case may be, shall be the amount equal to the sum of such fair market values for the Organon Interest or the Pfizer Interest, respectively, determined by each investment banking firm divided by two (2) or if only one investment banking firm is involved as contemplated above, such individual fair market values, except that if there is more than a ten percent (10%) difference between such values for either the Organon Interest or the Pfizer Interest, as applicable, a third investment banking firm (which is independent of both Organon and Pfizer and has not been retained by either Pfizer or Organon or any of their respective Affiliates as a financial advisor within the two (2) prior years) selected by the first two investment banking firms shall determine such fair market value by selecting one (but only one (1)) of the two (2) pairs of values previously determined by the first two investment banking firms pursuant to this Article 13.11(ii). The cost of such third investment banking firm shall be borne one-half by Organon and one-half by Pfizer.

            (iii) Any purchase and sale of an Organon Interest or Pfizer Interest pursuant to this Article 13.11 shall be transferred free and clear of all liens and other encumbrances and shall be consummated at closing at the principal offices of Pfizer, in the case of an event under
      Article 13.11(i)(a), or Organon, in the case of an event under Article 13.11(i)(b), on a business day within forty-five (45) days following the last determination of the Organon Price and the Pfizer Price, as the case may be, and upon at least 5 business days' prior notice by Pfizer or Organon, as the case may be, to the other Party; provided that such period shall be extended for ninety (90) additional days, or such shorter period of time, as shall be necessary in order to obtain requisite governmental or regulatory approvals with respect to such transaction. At such closing, the buying Party shall pay the selling Party the Organon Price or the Pfizer Price, as the case may be, by wire transfer of immediately available funds.

            (iv)  Upon  the  closing  of  the transactions contemplated by this
      Article 13.11, the Parties shall use their respective commercially reasonable efforts to perform such matters and to execute such other documents as are necessary to transfer all of the Organon Interest or Pfizer Interest, as the case may be, to (x) the buying Party in order to ensure that the buying Party or its designee shall be able to enjoy the benefits contemplated by this Agreement, and (y) the selling Party in order to release the selling Party from all obligations under the Agreement effective as of the time of such sale (other than with respect to any obligations under this Agreement then due and owing and other than with respect to all obligations, whether or not due and owing, pursuant to Article 12, all of which shall remain obligations of the selling Party). Pfizer agrees that, if it is the buyer of the Organon Interest, Pfizer shall not for a period of eighteen months following any such purchase terminate any of the manufacturing activities for which Organon has contracted Diosynth to perform in accordance with the terms of the Alliance Agreements. As used herein, "Excepted Rights" means any rights of any of the Parties to receive payments under this Agreement immediately prior to the date of any closing contemplated by this Article
      13.11 and shall, in all events, exclude all intellectual property and other rights which relate to Geodon and any changes to or improvements thereon.

      13.12 Standstill. Pfizer hereby agrees that, during the Standstill Period, unless the restrictions set forth in this Article 13.12 have been specifically waived in writing by Organon, Pfizer shall not (and shall cause its direct and indirect subsidiaries not to):

            (i) acquire or agree or make any public announcement to acquire, directly or indirectly, by purchase or otherwise, ownership (including beneficial ownership) of (a) more than five (5%) percent of the outstanding voting securities, or direct or indirect rights or options to acquire more than five (5%) percent of the outstanding voting securities, of Organon or any successor, or (b) more than five (5%) percent of the outstanding voting securities, or direct or indirect rights or options to acquire more than five (5%) percent of the outstanding voting securities, of Akzo Nobel N.V. for so long as Akzo Nobel N.V. is a Parent of Organon, or (c) all or substantially all of the assets of Organon or any successor (other than with respect to the matters contemplated by this Agreement); or

            (ii) engage in any "solicitation" (as soliciting party) of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consent to vote any voting securities of Akzo Nobel N.V. or, commencing at such time as Akzo Nobel N.V. is no longer the Parent of Organon, Organon or any successor; or

            (iii) submit a proposal for, or offer of (with or without conditions), any extraordinary transaction involving all or substantially all of the assets of Organon or Akzo Nobel N.V., other than pursuant to a confidential communication to management or the Board of Management of Akzo Nobel N.V.; or

            (iv) make a public announcement with respect to any of the foregoing; or


            (v) form, join or in any way participate in a "group" (as defined under the 1934 Act) with respect to any acquisition by any such person of securities of Organon or enter into any discussions or arrangements with any Third Party with respect to any of the foregoing prohibited matters.


            (vi) Notwithstanding the foregoing provisions of this Article 13.12, neither Pfizer nor any of its Affiliates will be subject to any of the restrictions set forth above in this Article 13.12: (a) if Organon or Akzo Nobel N.V. announces publicly that it is seeking any purchaser for a controlling interest in its business or enters into negotiations for the sale of such controlling interest which negotiations are publicly announced, or (b) if it is publicly announced that (1) another person or group has offered or proposed to acquire, directly or indirectly, by purchase, tender offer, merger, consolidation or otherwise, a controlling interest in Organon or Akzo Nobel N.V. or, alternatively, assets representing at least thirty (30%) percent of the market capitalization of Akzo Nobel N.V. or Organon, or (2) that Akzo Nobel or Organon has entered into an agreement in principle or definitive agreement providing for a transaction described in the immediately preceding clause (1), or
      (c) if a party unaffiliated with Akzo Nobel N.V. shall have publicly announced an intention to seek a change of control of the governing board of Akzo Nobel N.V through the solicitation of proxies or otherwise, or
      (d)  with respect to the matters described in the last sentence  of  this
      Article 13.12, or (e) with respect to any acquisition of any assets or securities of Organon or any Parent, as debtor, in a transaction subject to the approval of the United States Bankruptcy Court pursuant to proceedings under the United States Bankruptcy Code, or (f) with respect to matters required or permitted by this Agreement. For the purposes of this Article the term "controlling interest" shall mean the possession, through ownership of voting securities or otherwise, of the ability to direct the management and affairs of Akzo Nobel N.V. or Organon, and, without limitation, shall be conclusively presumed to be present in the case of the direct or indirect ownership of a majority of the voting securities and/or equity interests of Akzo Nobel N.V. or Organon, as applicable, without precluding the existence of control in the case of the ownership of a lesser amount of such securities.


            (vii) Notwithstanding anything to the contrary contained herein, the prohibitions set forth in this Article 13.12 shall not apply to (a) any investment in any securities of Organon or Akzo Nobel N.V. by or on behalf of any pension or employee benefit plan or trust, including without limitation (1) any direct or indirect interests in portfolio securities held by an investment company registered under the Investment Company Act of 1940, as amended, or (2) interests in securities comprising part of a mutual fund or broad based, publicly traded market basket or index of stocks approved for such a plan or trust in which such plan or trust invests; or (b) securities of Organon or Akzo Nobel N.V. held by a Person acquired by Pfizer on the date such Person first entered into an agreement to be acquired by Pfizer or acquired after such Person was acquired by Pfizer pursuant to an agreement requiring (but only to the extent requiring) such Person to acquire such securities, which agreement was in effect on the date such Person first entered into an agreement to be acquired by Pfizer, or (c) any sale by Pfizer of securities in a tender or exchange offer initiated by a Person other than Pfizer and/or any vote securities owned by it in favor of or against any such sale.

                                  ARTICLE 14


                                CONFIDENTIALITY




      14.1 Treatment of Confidential Information.  Subject to the provisions of
Article 11, and further subject to the terms of this Article 14, during the Term and for a period of five (5) years thereafter, each of the Parties shall maintain Confidential Information of the other Party in confidence, and shall not disclose, divulge or otherwise communicate such Confidential Information to others (except for agents and advisors under obligations of confidentiality) or use it for any purpose other than in connection with the development, manufacture, marketing, promotion, distribution or sale of the Product or Xanax and any improvements or changes thereto, or as otherwise permitted in this Agreement and the other Alliance Agreements, and each Party agrees to exercise reasonable efforts to prevent and restrain the unauthorized disclosure of such Confidential Information by any of its directors, officers, employees, consultants, subcontractors, licensees or agents, which reasonable efforts shall be at least as diligent as those generally used by such Party in protecting its own confidential and proprietary information.

      14.2 Right to Disclose. To the extent it is reasonably necessary or appropriate to fulfill its obligations or exercise its rights under this Agreement or any rights which survive termination or expiration hereof, each of the Parties may consistent with its obligations under the Alliance Agreements disclose Confidential Information to its Affiliates, consultants, outside contractors, clinical investigators or other Third Parties on a need to know basis and on the condition that such entities or persons agree in writing:

            (i) to keep the Confidential Information confidential for the same time periods and to a comparable extent as the disclosing Party is required to keep the Confidential Information confidential; and

            (ii) to use the Confidential Information only for such purposes as the disclosing Party is entitled to use the Confidential Information.

      14.3 Required Disclosures.

            (i) To the extent, if any, that a Party concludes in good faith that it is required to file or register this Agreement (or any other Alliance Agreement) or a notification thereof with any Governmental Authority, including without limitation the US Securities and Exchange Commission, or the US Federal Trade Commission, in accordance with applicable Laws, such Party may do so. The other Party shall cooperate in such filing or notification and shall execute all documents reasonably required in connection therewith. In such situation, the Parties will request and will use their reasonable efforts to obtain confidential treatment of all proprietary and other commercially-sensitive provisions of the Agreement (or other Alliance Agreement, as applicable), all to the extent permitted by Law. The Parties shall promptly inform each other as to the activities or inquiries of any such Governmental Authority relating to the Alliance Agreements, and shall cooperate to respond to any request for further information therefrom.

            (ii) Each Party or its Affiliates may disclose such Confidential Information to Governmental Authorities to the extent that such disclosure (a) is reasonably necessary to obtain Regulatory Approvals; or
      (b) is otherwise legally required. Without limiting the generality of the foregoing and notwithstanding anything in this Agreement or in any other agreement to the contrary, each Party (and each employee, representative, or other agent of each Party)  may  (but  is not required
      to) disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction contemplated by this Agreement and the other agreements and instruments to be executed in connection herewith, as of the earlier of (x) the date of public announcement of discussions relating to the transactions contemplated by this Agreement, (y) the date of public announcement of such transactions, or (z) the date of the execution of the agreement to enter into such transactions; provided, however, that such disclosure shall be prohibited to the extent required to comply with any applicable federal or state securities laws; and provided further that the confidentiality provisions of this agreement and the other agreements and instruments relating to the transactions between the Parties shall continue to apply to information that is irrelevant to understanding the tax treatment or tax structure of the transactions contemplated hereby and thereby (including, without limitation, the names and other identifying details of any Party to this Agreement). The preceding sentences are intended to cause the transaction contemplated herein to be treated as not having been offered under conditions of confidentiality for purposes of Article 1.6011-4(b)(3) (or any successor provision) of the Internal Revenue Code ("Code") and shall be construed in a manner consistent with such purpose. Each Party recognizes that the privilege each has with respect to the confidentiality of the transaction contemplated by this Agreement or the confidentiality of a communication relating to such transaction, including a confidential communication with its attorney or with a federally authorized tax practitioner under Article 7252 of the Code, is not intended to be waived by the foregoing.

      14.4 Return of Confidential Information. Upon any termination of this Agreement and the other Alliance Agreements, each Party shall promptly return to the other Party all written Confidential Information, and all copies thereof, of such other Party, except that each Party may retain one copy of such Confidential Information solely to discern its continuing obligations under this Article 14.


                                  ARTICLE 15


                              DISPUTE RESOLUTION

      15.1 Governing Law. The validity, construction and performance of this Agreement will be governed by and construed in accordance with the substantive laws of the State of New York with regard to principles of conflict of laws.

      15.2 Negotiation. The Parties will attempt in good faith to resolve promptly any dispute arising out of or relating to this Agreement by negotiation. If the matter can not be resolved in the normal course of business any interested Party may give the other Party written notice of any such dispute not resolved, after which the dispute will be referred to more senior executives of both Parties, who will likewise attempt to resolve the dispute. If the dispute has not been resolved by negotiation within thirty (30) days of the disputing Party's written notice, or if the Parties fail to meet within twenty (20) days as from the date of such notice, either Party may commence a mediation pursuant to Article 15.3 below.

      15.3 Mediation. If the dispute has not been resolved by negotiation within thirty (30) days of the disputing Party's written notice, or if the Parties fail to meet within twenty (20) days as from such notice, the Parties will attempt to settle the dispute by non- binding mediation under the supervision of and in accordance with the CPR Model Mediation Procedures. Unless otherwise agreed to by the Parties, the CPR will appoint an independent mediator. The language of mediation will be English and the mediation will take place in New York, New York. If within thirty (30) days of the commencement of mediation in accordance with the above procedures, the Parties have not resolved their dispute, then either Party may commence a Proceeding pursuant to
Article 15.4 below.

      15.4 Jurisdiction. With respect to any Proceeding, each Party hereto irrevocably (i) subject to the final sentence of this Article 15.4, agrees and consents to be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York state court sitting in New York, New York, United States of America (any such court, the "New York Court") and (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such New York Court and waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such Court does not have any jurisdiction over such Party. Notwithstanding the foregoing: (i) each Party shall be entitled to seek injunctive relief and specific performance (including but not limited to any relief or recovery under any Alliance Agreement) in any court in the world, and (ii) if the Court adjudicating such Proceeding refuses for any reason to exercise jurisdiction over the dispute, either Party shall be free to bring such Proceeding in any other Court in New York State as provided above and, in the event such other Court(s) refuse for any reason to exercise jurisdiction over the dispute, either Party shall be free to bring such Proceeding in any other court. Organon shall at all times maintain an agent for service of process and any other documents in proceedings in New York, New York, and hereby designates CT Corporation System, with offices located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its agent. Organon shall promptly provide Pfizer with written notice of any change in the identity of such agent. Any pleading, judgment or other notice of legal process shall be sufficiently served on Organon if delivered to its agent at its then-current address.


                                  ARTICLE 16


                                 MISCELLANEOUS

      16.1 Force Majeure. Neither Party shall be held liable or responsible to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any Term, other than an obligation to make payments hereunder, when such failure or delay is caused by or results from fire, floods, embargoes, government regulations, prohibitions or interventions, war, acts of war (whether war be declared or not), insurrections, riots, civil commotions, acts of God or any other cause beyond the reasonable control of the affected Party to anticipate, prevent, avoid or mitigate (a "Force Majeure Event"); provided, however, that any failure or delay in fulfilling a term shall not be considered a result of a Force Majeure Event if it arises from a failure of Pfizer or Organon to comply with applicable laws and regulations.

      16.2 Further Assurances. Each Party hereto agrees to perform such acts, execute such further instruments, documents or certificates, and provide such cooperation in proceedings and actions as may be reasonably requested by the other Party in order to carry out the intent and purpose of this Agreement, including without limitation the registration or recordation of the rights granted hereunder.

      16.3 Notices. Any notice required or permitted to be given hereunder shall be in writing and shall be deemed to have been properly given if delivered in person, or if mailed by registered or certified mail (return receipt requested) postage prepaid, or by a nationally recognized overnight courier, or by facsimile (and promptly confirmed by registered, certified mail or overnight courier), to the addresses given below or such other addresses as may be designated in writing by the Parties from time to time during the Term. Any notice sent by registered, certified mail or overnight courier as aforesaid shall be deemed to have been given when mailed.

In the case of Organon:                                   With a required copy to:

  Organon (Ireland) Ltd.                                  Akzo Nobel Legal Affairs - Pharma
  Churerstrasse 160b                                      P.O. Box 20
  Pfaffikon 8808                                          5340 BH  Oss
  Switzerland                                             The Netherlands
  Attention:  Director                                    Facsimile: 41 2 666 373

  Facsimile: 41 55 415 1974






In the case of Pfizer:                                    With a required copy to:
                                                          Pfizer Inc.
  Pfizer Inc.                                             235 East 42nd Street
  235 East 42nd Street                                    New York, New York 10017
  New York, New York 10017                                Attention:  Senior Vice President and General Counsel
  Attention:  President, Pfizer Global Pharmaceuticals
                                                          Facsimile No.: 212-808-8924
  Facsimile No.:212-808-8652

      16.5 Assignment. This Agreement may not be assigned or otherwise transferred by either Party without the written consent of the other Party, provided, however, that either Party may, without such consent, assign this Agreement, in whole or in part:

            (i) if such Party or its Affiliates is required to, or reasonably believes that it will be required to, divest either the Product or a competing product in order to comply with the Law or the order of any Governmental Authority as a result of a merger or acquisition, provided, however, that, if permitted by the applicable Governmental Authority, the other Party shall be invited to submit a bid for the rights to be assigned;

            (ii) to any of its Affiliates (provided the assigning Party continues at all times to remain liable for all obligations of such Party under this Agreement without regard to such assignment);

            (iii) in  connection  with  the  transfer   or   sale   of  all  or
      substantially all of its business related to this Agreement; or

            (iv)  in accordance with Article 13.11.

      Any purported assignment in violation of this Article 16.5 shall be void. Any permitted assignee shall assume all obligations of its assignor under this Agreement.


      16.6 Non-Solicitation. During the Term, neither Party shall, directly or indirectly, recruit or solicit any employee of the other Party (including employee's of Affiliates) with whom such Party has come into contact or interacted for the purposes of performing this Agreement, without the prior consent of the other Party, except pursuant to general solicitation not targeted at such employees.

      16.7 Amendment. The Parties hereto may amend, modify or alter any of the provisions of this Agreement, but only by a written instrument duly executed by both Parties hereto.

      16.8 Entire Agreement. This Agreement, along with the other Alliance Agreements, contains the entire understanding of the Parties with respect to the subject matter hereof.

      16.9 Waiver. The failure of a Party to enforce at any time for any period any of the provisions hereof shall not be construed as a waiver of such provisions or of the rights of such Party thereafter to enforce each such provisions.

      16.10 No Implied Licenses. Except as expressly and specifically provided under this Agreement, the Parties agree that neither Party is granted any implied rights to or under any of the other Party's current or future patents, trade secrets, copyrights, moral rights, trade or service marks, trade dress, or any other intellectual property rights.

      16.11 Independent Contractors. The Parties agree that their relationship established by this Agreement is that of independent contractors. Furthermore, the Parties agree that this Agreement does not, is not intended to, and shall not be construed to, establish a partnership or joint venture, and nor shall this Agreement create or establish an employment, agency or any other relationship. Except as may be specifically provided herein, neither Party shall have any right, power or authority, nor shall they represent themselves as having any authority to assume, create or incur any expense, liability or obligation, express or implied, on behalf of the other Party, or otherwise act as an agent for the other Party for any purpose.

      16.12 Compliance with Law and Severability. It is the intention of the Parties in establishing their collaboration pursuant to this Agreement to comply with all applicable laws and regulations, including all competition laws. If during the Term there are any changes in factual circumstances of market conditions affecting the legality of this Agreement or to any applicable law or regulation (including the expiry or withdrawal of any exemption or approval) then on written notice from one Party to the other the Parties shall review their collaboration pursuant to this Agreement. Such review shall consider such changes as may be required to the structure or operation of the collaboration, including the terms of this Agreement, which shall then be negotiated in good faith with the objective of preserving, so far as legally permissible, the terms set out herein and, in relation to any changes, of ensuring that the commercial benefits and detriments arising from the required changes are shared equally between the Parties. Neither Party shall seek to exploit the requirement to make any such changes to its own commercial advantage. In addition, if any provision of this Agreement is held unenforceable by a court or tribunal of competent jurisdiction in a final unappealable order because it is invalid or conflicts with any Law of any relevant jurisdiction, then such provision shall be inoperative in such jurisdiction and the remainder of this Agreement shall remain binding upon the Parties hereto.

      16.13 Registration and Filing of the Agreement. To the extent, if any, that a Party concludes in good faith that it is required under applicable Laws to file or register this Agreement or a notification thereof with any Governmental Authority, including without limitation the US Securities and Exchange Commission, or the US Federal Trade Commission, in accordance with applicable Laws, such Party may do so and shall provide the other Party to this Agreement with a written copy of all proposed filings or registrations to allow for a reasonably sufficient time for review and comment by the other Party. The other Party shall cooperate in such filing or notification and shall execute all documents reasonably required in connection therewith. In such situation, the Parties will request confidential treatment of sensitive provisions of the Agreement, to the extent permitted by Law. The Parties shall promptly inform each other as to the activities or inquiries of any such Governmental Authority relating to this Agreement, and shall cooperate to respond to any request for further information therefrom.

      16.14 Announcements.

            (i) Coordination. The Parties agree on the importance of coordinating their public announcements respecting the Alliance Agreements and the subject matter of such agreements. Organon and Pfizer will, from time to time, and at the request of the other Party discuss and agree on the general information content relating to this Agreement and the License Agreement which may be publicly disclosed.

            (ii) Announcements. The joint press release announcing the signing of the transactions contemplated by this Agreement and the Alliance Agreements is attached hereto as Schedule 16.14 and will be promptly disseminated following signing.

            (iii) The  above-referenced  releases  may  be  Organon releases or joint Organon/Pfizer releases at Pfizer's option, and the Parties agree to jointly draft and agree on the content of such disclosure. Except as otherwise provided in this Article 16.14, neither Party will make any public announcement regarding the fact of execution of this Agreement by the Parties hereof, the terms of or events related this Agreement, and/or
      the   collaboration   without   the   prior   consent   of   the
      other. Notwithstanding the foregoing, a Party may make any disclosure where in a Party's reasonable legal opinion it is required by applicable Law or applicable stock exchange regulation or order or other ruling of a competent court, provided that prior to such disclosure, the disclosing
      Party shall use reasonable efforts to notify the other Party prior to making such disclosure, and will provide the other Party with an opportunity to review and comment prior to release, provided the disclosing Party shall not be required to delay such disclosures by more than forty-eight (48) hours to receive and discuss such comments, so long as the disclosing Party has provided to the other Party as much advance notice as is reasonably practicable under the circumstances. Each Party agrees that it shall reasonably cooperate with the other with respect to all disclosures regarding this Agreement to the Securities Exchange Commission and any other governmental or regulatory agencies, including requests for confidential treatment of proprietary information of either Party included in any such disclosure.

      16.15 HSR Filings. Each of Organon and Pfizer shall as promptly as possible file with the FTC and the Antitrust Division of the DOJ, any HSR Filing required of it under the HSR Act with respect to the transactions contemplated by this Agreement, and shall each use commercially reasonable efforts to make such filing within four (4) weeks of the date of execution of this Agreement. The Parties shall cooperate with one another to the extent necessary in the preparation of any HSR Filing required to be filed under the HSR Act. Each Party shall be responsible for its own costs, expenses, and filing fees associated with any HSR Filing.

      16.16 HSR Cooperation; Further Assurances. Organon and Pfizer agree, and shall cause each of their respective Affiliates, to cooperate and to use their respective commercially reasonable efforts to obtain any HSR Clearance required for the consummation of the transactions contemplated under this Agreement and to respond to any government requests for information under the HSR Act. The Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with proceedings under or relating to the HSR Act. For the avoidance of doubt, it is agreed that neither Party shall be obligated in any way to (i) sell, transfer or otherwise dispose of (including without limitation by way on any "hold separate" or similar arrangement) any asset or product or business, (ii) terminate any contractual relationship, or (iii) amend, terminate or otherwise modify any licenses or other intellectual property agreements, in order to obtain HSR Clearance with respect to the transactions contemplated by this Agreement.

      16.17 Activities Prior to the Effective Date. The Parties shall not engage in any of the activities contemplated by this Agreement, other than seeking to obtain HSR Clearance, prior to the Effective Date.

      16.18 Headings. The Article and Article headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      16.19 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.


      IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date hereof.

ORGANON (IRELAND) LTD.                     PFIZER INC.




By          : _____________________              By    : ______________________
Name        : _____________________              Name  : ______________________
Title       : _____________________              Title : ______________________


By          : ______________________
Name        : ______________________
Title       : ______________________

                                 SCHEDULE 1.2

  [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE
                      SECURITIES AND EXCHANGE COMMISSION]

Summary
Protocol Number           [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY
                          TO THE SECURITIES AND EXCHANGE COMMISSION]
Title
Objectives
Statistical Power
Registration Status
Methods
Major Inclusion Criteria  [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY
                          TO THE SECURITIES AND EXCHANGE COMMISSION]
Major Exclusion Criteria
Design
Duration of Treatment
Dosing regimen
Main Assessments
Reference Therapy
Main Outcome Variables
Main Safety Variables
Endpoints
Planning
Number of Subjects        [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY
                          TO THE SECURITIES AND EXCHANGE COMMISSION]
Study Duration
Expected Start Preparatory
Work
Expected Initiation
Expected Completion
Country
Number of Centers
Subjects per Center
Interim Analysis Required
Special Remarks


Satisfaction of Endpoints for the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] means:

   1. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

   2. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

   3. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

                                 SCHEDULE 1.15

  [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE
                      SECURITIES AND EXCHANGE COMMISSION]


Summary
Protocol Number           [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELYE
                          TO THE SECURITIES AND EXCHANG COMMISSION]
Title
Objectives
Sample size
Registration Status
Methods                   [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY
                          TO THE SECURITIES AND EXCHANG COMMISSION]
Major Inclusion Criteria  [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY
                          TO THE SECURITIES AND EXCHANG COMMISSION]
Major Exclusion Criteria
Design
Duration of Treatment
Dosing regimen
Main Assessments
Reference Therapy
Main Outcome Variables
Main Safety Variables
Endpoints
Planning
Number of Subjects        [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY
                          TO THE SECURITIES AND EXCHANGE COMMISSION]
Study Duration
Expected Start Preparatory
Work
Expected Initiation
Expected Completion
Country
Number of Centers
Subjects per Center
Interim Analysis Required
Special Remarks


[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

                                 SCHEDULE 1.26


                            DESCRIPTION OF COMPOUND




[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

                                 SCHEDULE 1.33


                            CO-PROMOTION COUNTRIES


North America
United States of America
Canada

Latin America
Argentina
Brazil
Chile
Columbia
Ecuador
Mexico
Venezuela
Peru
Dominican Republic
Costa Rica
Guatemala
Honduras
Nicaragua
Panama
El Salvador

Europe
Belgium
Luxembourg
Germany
Netherlands
United Kingdom
Ireland
Austria
Denmark
Finland
Norway
Sweden
Switzerland
France
Italy (co-marketing)
Spain
Turkey
Greece
Portugal
Russia
Czech Republic
Slovak Republic
Hungary
Poland
Romania
Ukraine
Bulgaria
Croatia
Estonia

Latvia
Lithuania
Macedonia
Slovenia
Serbia-Montenegro
Armenia
Belarus
Georgia
Moldavia
Kazakhstan
Kyrgystan
Tajikistan
Turkmenistan
Uzbekistan
Albania

Middle East/Africa
Morocco
Tunisia
Algeria
Egypt
South Africa
Israel
Ivory Coast
Cameroon
Gabon
Congo
Senegal
Bahrain
Iran
Iraq
Jordan
Kuwait
Lebanon
Libya
Oman
Qatar
Saudi Arabia
Sudan
Syria
United Arab Emirates
Yemen
Palestine

Asia
Japan
Australia
China
India
Indonesia
Bangladesh
Hong Kong
South Korea
Malaysia
Singapore
Pakistan

Philippines
Taiwan
Thailand
New Zealand
Vietnam
North Korea

                                SCHEDULE 1.40


                         MINIMUM DETAIL REQUIREMENTS




-- In each Year of the Term in the US Territory, the Parties will perform, in the aggregate, a minimum of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Details in the US Territory.

-- With respect to each of the other Major Market Countries, the applicable CCC will, at a date that is at least six (6) months prior to the anticipated Launch of the Product in such Major Market Country, determine a minimum Detail Requirement for the Term in such Major Market Country.

-- The minimum Detail Requirement for any Year that is not a full calendar year shall be prorated by multiplying the figure set forth above by a fraction, the numerator of which is the number of days between the date of Launch and December 31, and the denominator of which is 365.


Each Party shall be responsible for [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of the total Details in the US Territory during each Year of the Term.

                                 SCHEDULE 1.94


                             ORGANON PATENT RIGHTS




Patent Series ref. 1994.070
Convention priority of EPO application no. 94200521 filed 2 March 1994

Country                          Application Number  Patent Number
Australia                        19478/95            692530
Austria                          95912188.0          E 167057
Belgium                          95912188.0          0746317
Brazil                           PI 1100625.0        PI1100625.0
Canada                           2182981
China                            95191906.7          ZL95191906.7
Czech Republic                   PV2541/96           284633
Denmark                          95912188.0          0746317
European Patent Convention (EP)  95912188.0          0746317
Finland                          963398
France                           95912188.0          0746317
Germany                          95912188.0          69502939.8
Greece                           980401974           3027796
Hong Kong                        98109126.1          HK1008417
Hungary                          P9602383
Ireland                          95912188.0          0746317
Italy                            69698/BE/98         0746317
Japan                            522703/95
Korea, Republic of               96/704774           0330942
Luxembourg                       95912188.0          0746317
Mexico                           9603713             197583
Monaco                           95912188.0          0746317
The Netherlands                  95912188.0          0746317
New Zealand                      282394              282394
Norway                           963639              308772
Poland                           P316080             180465
Portugal                         95912188.0          0746317
Russian Federation               1996/120090         2139051
Spain                            95912188.0          2118584
Sweden                           95912188.0          0746317
Switzerland                      95912188.0          0746317
United Kingdom                   95912188.0          0746317
United States of America         08/693064           5763476


Patent Series ref. 2003.789

Convention priority of (1) EPO application no. 03076062.3 filed 11 April 2003 and (2) EPO application no. 03102677.6 filed August 29, 2003

Country                 Application Number  Patent Number
European Patent Office  03076062.3
European Patent Office  03102677.6



Patent Series ref. 2003.793
Convention priority of EPO application no. 03101721.3 filed 12 June 2003

Country                 Application Number  Patent Number
European Patent Office  03101721.3



Patent Series ref. 2003.798
Convention priority of EPO application no. 03102124.9 filed 11 July 2003

Country                 Application Number  Patent Number
European Patent Office  03102124.9



[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]/Organon contract reference 9
Convention priority US 92 985040 filed 1 Dec 1992

Country                          Application Number  Patent Number*
Australia                        94 56545            677030B2
Brazil                           9305805A
Canada                           93 2129254AA
China                            93 121709           1066937B
European Patent Convention (EP)  EP94203739          0646367B1
                                 EP94902027          0710101B1
Finland                          943537              105149B1
France                           EP94203739          0646367B1
                                 EP94902027          0710101B1
Germany                          EP94203739          69311109C0
                                 EP94902027          69318429T2
Greece                           EP94203739          3023853T3
Hong Kong                        98 106782           1007489A1
                                 98 114532           1013245A1
Hungary                          9402091             216509B
Ireland                          EP94902027          EP 0646367B1
Italy                            EP94902027          EP 0646367B1
                                 EP94203739          EP 0710101B1
Japan                            WO/GB9302459        2568479B2
                                 95 85912            2796578B2






Korea, Republic of               9472574             227315B
Netherlands                      EP94203739          EP 0710101B1
New Zealand                      93 258600           258600A
Norway                           942805              303161B1
Spain                            EP94203739          2102143T3
                                 EP94902027          2118368T3
Switzerland                      EP94902027          EP 0710101B1
                                 EP94203739          EP 0646367B1
United Kingdom                   EP94902027          EP 0646367B1
                                 EP94203739          EP 0710101B1
United States of America         92 985040           5343672A
                                 95 448469           5729958A

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]/Organon contract reference 11
Convention priority US 93 104486 filed 1 Oct 1993, except for last mentioned US patent.

Country                          Application Number  Patent Number*
Australia                        94 78014A1
Austria                          EP 94928661         197542E
Canada                           2149659AA
European Patent Convention (EP)  EP 94928661         721325B1
Switzerland                      EP 94928661         721325B1
Ireland                          EP 94928661         721325B1
Germany                          EP 94928661         69426305T2
Italy                            EP 94928661         721325B1
Spain                            EP 94928661         2152991T3
Denmark                          EP 94928661         721325T3
France                           EP 94928661         721325B1
Portugal                         EP 94928661         721325T
United Kingdom                   EP 94928661         721325B1
Greece                           EP 94928661         3035407T3
Japan                            510851              3155554B2
United States of America         93 104486           5457895A
United States of America         2000 541156         6212791BA

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]/Organon contract reference 10
Convention priority US 92 954888 filed 30 Sept 1992

Country                     Application Number  Patent Number*
Japan                       WO/GB 9302034       3030422B2
United States of America    94 198644           5358118A

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]/Organon contract reference 7
Convention priority US 90 615489 filed 19 Nov 1990

Country                    Application Number  Patent Number*
United States of America   90 615489           5046618A

                                SCHEDULE 1.114


                                PRODUCT PROFILE

                           Asenapine Product Profile

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION (5 pages have been omitted)]

                                SCHEDULE 1.133


     ROYALTIES TO [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED
             SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]


Pursuant to Article 8 of the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Agreement, Organon owes the following royalties to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]:


      (a) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) on net sales subject to royalty on annual net sales that are less than USD [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION];


      (b) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) on net sales subject to royalty on annual net sales that are equal to or greater than USD [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] but less than USD [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION];

      (c) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) on net sales subject to royalty on annual net sales that are equal to or greater than USD [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].


      Organon may credit [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]%) of any license fees and milestone payments ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) paid to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] from the royalties payable.

                              SCHEDULE 3.1(VIII)

              THIRD PARTY DEVELOPMENT AND MANUFACTURE AGREEMENTS




-- License and Development Agreement between [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and N.V. Organon dated March 27, 1997.

                                 SCHEDULE 4.1

                               DEVELOPMENT PLAN

                                (See Attached)

                                 SCHEDULE 4.8

                METHODOLOGY FOR TRACKING SALES FOR NEW INDICATIONS

                                 SCHEDULE 6.3

                               MARKETING COSTS



All amounts are expressed in Millions of US dollars.


US Territory


       Pre-Launch*         First Year          Second Year         Third Year          Fourth Year &       Subsequent Years
                                                                                       Fifth Year
Minimum[CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL
       INFORMATION HAS     INFORMATION HAS     INFORMATION HAS     INFORMATION HAS     INFORMATION HAS     INFORMATION HAS
       BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND
       FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-
       ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT-
       IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE
       COMMISSION]         COMMISSION]         COMMISSION]         COMMISSION]         COMMISSION]         COMMISSION]
Maximum[CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL
       INFORMATION HAS     INFORMATION HAS     INFORMATION HAS     INFORMATION HAS     INFORMATION HAS     INFORMATION HAS
       BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND
       FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-
       ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT-
       IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE
       COMMISSION]         COMMISSION]         COMMISSION]         COMMISSION]         COMMISSION]         COMMISSION]

Key EU Countries

       Pre-Launch*         First Year          Second Year         Third Year          Fourth Year &       Subsequent Years
                                                                                       Fifth Year
Minimum[CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL
       INFORMATION HAS     INFORMATION HAS     INFORMATION HAS     INFORMATION HAS     INFORMATION HAS     INFORMATION HAS
       BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND
       FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-
       ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT-
       IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE
       COMMISSION]         COMMISSION]         COMMISSION]         COMMISSION]         COMMISSION]         COMMISSION]
Maximum[CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL       [CONFIDENTIAL
       INFORMATION HAS     INFORMATION HAS     INFORMATION HAS     INFORMATION HAS     INFORMATION HAS     INFORMATION HAS
       BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND    BEEN OMITTED AND
       FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-  FURNISHED SEPARAT-
       ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT- ELY TO THE SECURIT-
       IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE    IES AND EXCHANGE
       COMMISSION]         COMMISSION]         COMMISSION]         COMMISSION]         COMMISSION]         COMMISSION]

In the event that the Parties are unable to agree upon budgeted Marketing Costs in the Global Marketing Plan or Country Marketing Plan for a particular Year, then the applicable Minimum Marketing Costs for such Year shall apply.

For the US Territory, "[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]" means that the minimum and maximum Marketing Costs are adjusted annually, with the first such adjustment taking place for Year 4, according to changes in the Consumer Price Index for All Urban Consumers (CPI-U): U.S. city average, for the preceding Year.

For the Key EU Countries, "[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]" means the United Kingdom, "Retail Price Index" as quoted in The Financial Times.


[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

                                 SCHEDULE 6.4


      REDUCTION OF DETAILING REQUIREMENTS AND MARKETING COST OBLIGATIONS





[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

                                 SCHEDULE 9.8


                         CURRENT MANUFACTURING PROCESS


[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

                             SCHEDULE 13.5(ii)(a)

  [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE
                     SECURITIES AND EXCHANGE COMMISSION]

      [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

                                SCHEDULE 16.14

                              JOINT PRESS RELEASE

DRAFT

For immediate release:

October XX, 2003


PFIZER AND AKZO NOBEL'S ORGANON ENTER GLOBAL COLLABORATION
FOR POTENTIAL NEW PSYCHOTROPIC TREATMENT


New York, and Arnhem, THE NETHERLANDS Oct. XX -- Pfizer Inc and Organon, the

human pharmaceutical business unit of Akzo Nobel, today announced they have entered into a global agreement for the exclusive worldwide development and commercialization of Organon's asenapine, a potential new psychotropic medication for the treatment of a variety of disorders that is beginning Phase

III trials in schizophrenia and bipolar disorder.



Under terms of the agreement, which is subject to government approval, the companies will collaborate on the clinical development and manufacturing of asenapine, and co-promote the product in the United States, European Union,

Japan and other markets. Pfizer will make an initial payment of $100 million and up to $270 million in milestone payments contingent upon regulatory approvals and launch of asenapine in the U.S., Europe and Japan as well as attainment of certain agreed-upon sales levels.  Further terms of the agreement were not disclosed.



"Organon is excited about its partnership with Pfizer to develop and market asenapine.  Phase II clinical trials with asenapine have shown promising results which could assist patients in treating their psychoses," said Michael

Novinski, Organon International Board Member and President of Organon USA. "We

believe this collaboration will provide the appropriate development and commercial resources necessary to serve the patient population who may benefit from this treatment," said Toon Wilderbeek, Member of the Akzo Nobel Board of

Management.



"We are very pleased Organon chose Pfizer as its partner to advance the development of asenapine, which has the potential to help patients live more productive lives," said Karen Katen, President, Pfizer Global Pharmaceuticals.

"As with most drugs in the neuroscience category, psychotropic medications work for only about 70% of individual patients so new treatments are always  needed.  We believe  asenapine  will present  additional options for patients and physicians in the management of psychoses, allow us to build  upon  Pfizer's  expertise  in  this  area  and  compliment  our  current neuroscience portfolio."


Asenapine is a 5HT2/D2 antagonist that belongs to a class of medicines known as atypical antipsychotics.  These drugs act on both the 5HT2 and D2 receptors and show superior tolerability and efficacy compared to older antipsychotic medications that act mainly on D2 receptors. In early clinical studies,

asenapine was well-tolerated and showed statistically superior efficacy when compared with placebo.



Akzo Nobel's human healthcare unit Organon, headquartered in Roseland, NJ USA,

is a renowned pharmaceutical company with a strong commitment to human health care. The company develops and produces innovative prescription medicines for gynecology, psychiatry, cardiovascular diseases, immunology and anesthesia.

Organon products are sold in over 100 countries, more than half of which have an Organon subsidiary. The company currently employs approximately 13,000 people.

                           LIST AT DECEMBER 31, 2003
                          OF AFFILIATED COMPANIES IN
                    CONFORMITY WITH SECTIONS 379 AND 414,
                     BOOK 2 OF THE NETHERLANDS CIVIL CODE

                     BELONGING TO AKZO NOBEL N.V., ARNHEM

                    As filed with the Arnhem Trade Registry



--------------------------------------------------------------------------------
Identified as being a statement to which our report dated February 2, 2004 refers.



KPMG Accountants N.V.

CONTENTS

                                                                            Page


1  Notes to the list                                                           3

2  List of consolidated legal entities and corporations                        4

3  List of nonconsolidated legal entities and corporations  presented in      19
   conformity with Section 379, Book 2, of the Netherlands Civil Code

Notes to the list of legal entities and corporations presented in conformity with Sections 379 and 414, Book 2, Netherlands Civil Code.

1 With respect to the Dutch legal entities marked *, Akzo Nobel N.V. has declared in writing that it accepts joint and several liability for contractual debts of the relevant companies, in conformity with Section 403, Book 2, of the Netherlands Civil Code.

2 With respect to Irish legal entities marked ** Akzo Nobel N.V. has issued guarantees in relation to the exemption of the relevant companies under section 5(c) of the Companies (Amendment) Act 1986 Ireland.

3 The ownership percentage represents the interest Akzo Nobel N.V. or one or more of its majority subsidiaries singly or jointly have in the issued share capital of the participation.


              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------
Argentina
Akzo Nobel Coatings S.A. (Argentina)                        Buenos Aires                              100.00
Akzo Nobel Quimica SA (Argentina)                           Buenos Aires                              100.00
International Pine Products SA                              Acassuso                                  100.00
Intervet Argentina S.A.                                     Buenos Aires                              100.00
Organon Argentina S.A.Q.I.& C.                              Buenos Aires                              100.00

Australia
Akzo Nobel (Holdings) Pty Ltd                               Camellia                                  100.00
Akzo Nobel Car Refinishes Australia Pty Ltd                 Sydney                                    100.00
Akzo Nobel Chemicals Pty Ltd                                Camellia                                  100.00
Akzo Nobel Coatings (Holdings) Pty Ltd                      Camellia                                  100.00
Akzo Nobel Industries Ltd                                   Camellia                                  100.00
Akzo Nobel Pty Ltd                                          Camellia                                  100.00
Eka Chemicals (Australia) Pty Ltd                           Melbourne                                 100.00
Intervet Australia Pty Ltd                                  Canberra                                  100.00
Intervet Rural Co Pty Ltd                                   Melbourne                                 100.00
Onslow Salt Pty Ltd                                         Perth                                      86.68
Organon (Australia) Pty Ltd                                 Canberra                                  100.00
Pinchin Johnson (Australia) Pty Ltd                         Camellia                                  100.00
Salt Asia Holdings Pty Ltd                                  Perth                                      94.22

Austria
Akzo Nobel Coatings GmbH (Austria)                          Salzburg                                  100.00
Akzo Nobel Decorative Coatings GmbH                         Salzburg                                  100.00
Austro-Lesonal GmbH                                         Salzburg                                  100.00
Eka Chemicals Austria GmbH                                  Purkersdorf                               100.00
Intervet GesmbH                                             Vienna                                    100.00
Levis GmbH                                                  Salzburg                                  100.00
Organon GesmbH                                              Vienna                                    100.00

Bangladesh
Organon (Bangladesh) Ltd                                    Dhaka                                      83.09

Barbados
Akzo Nobel Fsc Ltd                                          Christ Church                             100.00

Belgium
Akzo Invest N.V.                                            Brussels                                  100.00
Akzo Nobel Car Refinishes NV                                Vilvoorde                                 100.00
Akzo Nobel Chemicals NV/SA                                  Mons                                      100.00
Akzo Nobel Coatings Nv/Sa                                   Vilvoorde                                 100.00
Akzo Nobel Decorative Coatings NV/SA                        Vilvoorde                                 100.00
Akzobel N.V.                                                Brussels                                  100.00
Akzobelco NV                                                Brussels                                  100.00
Auto Body Services CV (ABS)                                 Brussels                                   81.57
De Keyn Paint Nv/Sa                                         Vilvoorde                                 100.00
International Paint (Belgium) NV                            Brussels                                  100.00
Intervet Belgium N.V.                                       Brussels                                  100.00
Organon Belgie NV                                        Brussels                                  100.00
Techni-Coat International N.V.                              Kalmthout                                 100.00

Brazil
Akzo Nobel Ltda                                             Sao Paulo                                 100.00
Akzo Nobel Participacoes Ltda                               Sao Paulo                                 100.00



              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

Eka Bahia S.A.                                              Eunapolis                                  94.47
Eka Chemicals Do Brazil S.A.                                Jundiai                                    94.56
Eka Quimica Ltda                                            Rio de Janeiro                             51.00
Organon do Brasil Industria e Comercio Ltda                 Sao Paulo                                 100.00
Proquimio-Produtos Quimicos Opoterapicos Ltda               Sao Paulo                                 100.00
Protequim Produtos Techno - Quimicos Ltda                   Sao Paulo                                 100.00

Bulgaria
Intervet Bulgaria EOOD                                      Sofia                                     100.00

Canada
Akzo Nobel Chemicals Ltd (Canada)                           Toronto                                   100.00
Akzo Nobel Coatings Ltd (Canada)                            Ontario                                   100.00
Eka Chemicals Canada Inc                                    Magog                                     100.00
Intervet Canada Ltd.                                        Ontario                                   100.00
Mac-Mar Industries Inc.                                     Burnaby                                   100.00
Organon Canada Ltd.                                         Ontario                                   100.00
Organon Sanofi-Synthelabo Canada                            Toronto                                    50.00

Chile
Alby Kemi Chile Ltda                                        Talca                                     100.00
Eka Chemicals Chile S.A.                                    Santiago                                   99.99
Eka Chile SA                                                Santiago                                   50.00
Intervet Veterinaria Chile Ltda                             Santiago                                  100.00
Inversiones Electroquimica Limitada                         Santiago                                   99.83
Organon Chile Limitada                                      Santiago de Chile                         100.00

China
Akzo Nobel (Shanghai) Co. Ltd.                              Shanghai                                  100.00
Akzo Nobel Car Refinishes (GZFTZ) Ltd                       Guangzhou                                 100.00
Akzo Nobel Car Refinishes (Suzhou) Co. Ltd                  Suzhou                                    100.00
Akzo Nobel Car Refinishes Hong Kong Ltd                     Hong Kong                                 100.00
Akzo Nobel Chang Cheng Coatings (Beijing) Co., Ltd          Beijing                                    50.00
Akzo Nobel Chang Cheng Coatings (Guangdong) Co Ltd          Shenzhen                                   50.00
Akzo Nobel Chang Cheng Coatings (Ningbo) Co.Ltd.            Ningbo                                     80.00
Akzo Nobel Chang Cheng Coatings (Suzhou) Co Ltd             Suzhou                                     50.00
Akzo Nobel Chang Cheng Ltd (Powder)                         Hong Kong                                  50.00
Akzo Nobel Chemicals MCA (Taixing) Co. Ltd.                 Taixing                                   100.00
Akzo Nobel Coatings (Dongguan) Co. Ltd.                     Dongguan City                             100.00
Akzo Nobel Cross-Linking Peroxides (Ningbo) Co. Ltd         Ningbo                                     95.50
Akzo Nobel Decorative Coatings (China) Ltd                  Guangzhou                                 100.00
Akzo Nobel Decorative Coatings (Hong Kong) Ltd              Hong Kong                                  99.99
Akzo Nobel Decorative Coatings (Shanghai) Ltd               Shanghai                                   98.00
Akzo Nobel Fesco Ltd                                        Hong Kong                                  51.00
Akzo Nobel Polymer Chemicals (Shanghai) Limited             Shanghai                                  100.00
Akzo Nobel Protective Coatings (Suzhou) Co Ltd              Suzhou                                    100.00
Akzo Nobel Resins (Suzhou) Co. Ltd.                         Suzhou                                    100.00
Casco Adhesives (Beijing) Ltd Co                            Beijing                                   100.00
Casco Adhesives Hong Kong Ltd                               Hong Kong                                 100.00
Eka Chemicals (Suzhou) Ltd                                  Suzhou                                    100.00
Fengkai Eka Chemicals Co. Ltd                               Guangdong                                  70.00
International Coatings Ltd                                  Hong Kong                                 100.00
International Paint of Shanghai Co Ltd                      Shanghai                                   51.00
Intervet (Hong Kong) Ltd                                    Hong Kong                                 100.00
Keum Jung Akzo Nobel Peroxides Ltd.                         Seoul                                      80.00




              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

Nanjing Organon Pharmaceutical Company Ltd                  Nanjing                                    83.00
Organon (Hong Kong) Ltd                                     Hong Kong                                 100.00
Tianjin Akzo Nobel Peroxides Co. Ltd                        Tianjin                                    87.50
Yixing Akzo Nobel Chemicals Company Ltd                     Yixing City                                67.50

Colombia
Eka Chemicals de Colombia S.A.                              Cali - Dpto Valle                          99.97
Interquim S.A.                                              Medellin                                  100.00
Intervet Colombia Ltda                                      Bogota                                    100.00
Organon de Colombia Ltda                                    Bogota D.C.                               100.00

Cyprus
Intervet Middle East Ltd                                    Nicosia                                    99.00
Organon Middle East Ltd. Cyprus                             Nicosia                                   100.00

Czech Republic
Intervet S.R.O. (Czech Rep)                                 Prague                                    100.00
LNR Estaste S.R.O.                                          Prague                                    100.00
Organon Czech S.R.O.                                        Prague                                    100.00
Schonox S.R.O.                                              Karlovy-Vary                              100.00

Denmark
Akzo Nobel A/S (Denmark)                                    Copenhagen                                100.00
Akzo Nobel Car Refinishes A/S                               Hoje Tastrup                              100.00
Akzo Nobel Chemicals ApS (Denmark)                          Ballerup                                  100.00
Akzo Nobel Deco A/S                                         Copenhagen                                100.00
Akzo Nobel Industrial Coatings A/S                          Copenhagen                                100.00
Akzo Nobel Salt A/S                                         Mariager                                  100.00
Biometer International A/S                                  Odense                                    100.00
Casco A/S (Denmark)                                         Fredensborg-Humlebak                      100.00
Focus A/S                                                   Copenhagen                                100.00
IMI Pharma AS                                               Ballerup                                  100.00
International Farvefabrik A/S                               Herlev                                    100.00
Intervet Denmark A/S                                        Ballerup                                  100.00
Mariager Energi A/S                                         Mariager                                  100.00
Organon A/S  (Denmark)                                      Ballerup                                  100.00
Sadolin Farveland Marketing A.S.                            Copenhagen                                 80.00

Dominican Republic
Intervet Dominicana S.A.                                    Santo Domingo                              99.90
Organon Dominicana SA                                       Santo Domingo                              50.00

Ecuador
Interquimec S.A.                                            Quito                                     100.00
Intervet Ecuador S.A.                                       Guayaquil                                 100.00
Organon Ecuatoriana C.A.                                    Guayaquil                                 100.00

Egypt
Intervet Egypt for Animal Health SAE                        Cairo                                     100.00
Organon Egypt Ltd                                           Cairo                                     100.00

Estonia
ES Sadolin AS                                               Tallinn                                    90.00
LLC Casco Liimid (Estonia)                                  Tallinn                                   100.00




              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

Finland
Akzo Nobel Coatings Oy                                      Vantaa                                    100.00
Eka Chemicals Oy (Finland)                                  Helsinki                                  100.00
Intervet Oy                                                 Vantaa                                    100.00
Oy International Paint (Finland) AB                         Helsinki                                  100.00
Oy Organon AB                                               Helsinki                                  100.00

France
Acoat Bodyshop Service SAS                                  Senlis                                     65.93
Akzo Nobel Aerospace Coatings SA                            Montataire                                 99.99
Akzo Nobel Chemicals S.A.S.                                 Venette                                   100.00
Akzo Nobel Coatings S.A.                                    Saint-Denis                                99.90
Akzo Nobel Industrial Coatings SA                           Lyon                                       99.92
Akzo Nobel Nippon Paint SA                                  Harfleur                                   75.00
Akzo Nobel Powder Coatings SNC                              Evry                                      100.00
Akzo Nobel S.A.                                             Anthony                                   100.00
Akzo Nobel Surface Chemistry SA                             Compiegne                                  99.97
Casco France S.A.S                                          Antony                                    100.00
Casco Industrie SNC                                         Antony Cedex                              100.00
Cegecol SNC                                                 Antony Cedex                              100.00
Color Auto Expert S.A                                       Montataire                                 99.66
Couleurs Peintures Revetements Decoration S.A.              Bordeaux                                   99.52
Decorative Ouest SAS                                        Angers                                     99.90
Diosynth France S.A.                                        Eragny-Sur-Epte                            99.88
Distrireti S.A.                                             Riom                                       99.96
Eka Chimie S.A.                                             Ambes                                      99.98
International Paint France S.A.                             Sotteville les Rouen                       97.00
International Peinture S.A.                                 Le Havre                                  100.00
International Peinture SA                                   Le Havre                                  100.00
Intervet International SA                                   Beaucouze                                  99.99
Intervet Pharma R & D S.A.                                  Angers                                     99.92
Intervet Productions SA                                     Nanterre                                   99.99
Intervet S.A.                                               Angers                                     99.99
Jouanne SA                                                  Caen                                       99.90
Nord Couleurs Decoration S.A.                               Haubourdin                                 99.53
Organon S.A.                                                Puteaux                                    99.99
Peintures Couleurs Decoration SA                            Sartrouville                               99.60
Rhone Sud Est Decoration S.A.                               Lyon                                       99.90
SIP SA                                                      Le Havre                                   99.90
SUD Est Decor S.A.S.                                        Aubagne                                    99.88
Toitot SAS                                                  Besancon                                   99.20

Germany
Akzo Nobel Aerospace Coatings GmbH                          Norderstedt                               100.00
Akzo Nobel Base Chemicals GmbH                              Ibbenburen                                100.00
Akzo Nobel Chemicals GmbH                                   Dueren                                    100.00
Akzo Nobel Chemicals Holding GmbH                           Duren                                     100.00
Akzo Nobel Coatings GmbH                                    Stuttgart                                 100.00
Akzo Nobel Deco GmbH                                        Koln                                      100.00
Akzo Nobel Farben Beteiligungs-GmbH                         Stuttgart                                 100.00
Akzo Nobel Faser Pensionsverwaltungs-GmbH                   Wuppertal                                 100.00
Akzo Nobel GmbH                                             Duren                                     100.00
Akzo Nobel Nippon Paint GmbH                                Nurnberg                                   75.00
Akzo Nobel Oleochemicals GmbH                               Emmerich                                  100.00
Akzo Nobel Phosphorus Chemicals GmbH & Co. KG               Bitterfeld                                100.00



              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

Akzo Nobel Phosphorus Chemicals Verwaltungs-GmbH            Bitterfeld                                100.00
Akzo Nobel Salz GmbH                                        Stade                                     100.00
Carbosulf Chemische Werke GmbH                              Koln                                       66.67
CarInfo Service GmbH                                        Stuttgart                                 100.00
Casco Products GmbH                                         Essen                                     100.00
Degewop Arzneimittel GmbH                                   Oberschleissheim                          100.00
Hydrochemie GmbH                                            Schwabenheim                              100.00
International Farbenwerke GmbH                              Bornsen                                   100.00
Intervet Deutschland GmbH                                   Unterschleissheim                         100.00
Intervet Innovation GmbH                                    Schwabenheim                              100.00
Intervet International GmbH                                 Unterschleissheim                         100.00
Mochem GmbH                                                 Marburg                                   100.00
Nobilas GmbH                                                Stuttgart                                 100.00
Organon Development GmbH                                    Waltrop                                   100.00
Organon GmbH                                                Oberschleissheim                          100.00
Rheomix Chemische Produkte GmbH                             Greiz                                     100.00
Schonox GmbH                                                Rosendahl                                 100.00
Thioplast Chemicals GmbH & Co. KG                           Greiz                                     100.00
Verbundgruppe Farbe & Heimtex GmbH                          Stuttgart                                 100.00

Greece
Akzo Nobel Coatings A.E. (Greece)                           Athens                                    100.00
Akzo Nobel Powder Coatings A.E.                             Athens                                    100.00
International Paint (Hellas) S.A.                           Piraeus                                   100.00
Intervet Hellas A.E.                                        Athens                                    100.00
Organon Hellas Commercial societe Anonyme                   Athens                                    100.00
Vivechrom S.A.                                              Mandra, Attiki                             76.00

Guernsey
Oakwood Ltd                                                 St. Peter Port                             76.92
Windsor Ltd                                                 St. Peter Port                             99.94

Hungary
Akzo Nobel Coatings Rt. (Hungary)                           Tiszaujvaros                              100.00
Akzo Nobel CR Car Refinishes Trading Company Ltd            Budapest                                  100.00
Akzo Nobel Representation and Services Kft (Ltd)            Budapest                                  100.00
Budafestek Kft                                              Budapest                                  100.00
Intervet Hungaria Kft                                       Budapest                                  100.00
Organon Hungary Kereskedelmi Kft/Org. Hungary Trading Ltd   Budapest                                  100.00
Pigment Lim. Partnership                                    Kecskemet                                  75.00
Profikolor Uzletlanc Ltd                                    Budapest                                  100.00

India
Akzo Nobel Car Refinishes India Pvt Ltd                     Bangalore                                 100.00
Akzo Nobel Chemicals (India) Ltd                            Pune                                       95.85
Akzo Nobel Coatings India Private Ltd                       Bangalore                                 100.00
Akzo Nobel Non-Stick Coatings Ltd                           Amhedabad                                  99.90
Intervet India Pvt. Ltd                                     Hyderabad                                 100.00
Organon (India) Ltd                                         Kolkata                                    97.38

Indonesia
PT Akzo Nobel Car RefinishesIndonesia                       Jakarta                                   100.00
PT Akzo Nobel Dekorina                                      Jakarta                                    65.00
PT Akzo Nobel Raung Resins                                  Surabaya                                   80.00
PT Akzo Nobel Satindo                                       Jakarta                                   100.00



              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

PT Casco Persada Indonesia                                  Jakarta                                   100.00
PT Eka Chemicals Indonesia                                  Surabaya                                  100.00
PT Eka Kimia Inti Abadi                                     Jawa Timur                                100.00
PT International Coatings                                   Bekasi                                    100.00
PT Intervet Indonesia                                       Jakarta                                   100.00
PT Organon Indonesia                                        Jakarta                                    99.67

Ireland
**Akzo Nobel Car Refinishes (Ireland) Ltd                   Dublin                                    100.00
**Akzo Nobel Decorative Coatings Ireland Ltd                Dublin                                    100.00
**Intervet  (Ireland) Limited                               Dublin                                    100.00
**Nourypharma Ltd                                           Dublin                                    100.00
**Organon Ireland Ltd                                       Dublin                                    100.00
**Organon Teknika Ltd (Rep Ireland)                         Dublin                                    100.00

Italy
A.B.S. Italia S.r.l.                                        Milano                                    100.00
Akcros Chemicals Italia Srl                                 Milano                                    100.00
Akzo Nobel Chemicals SPA (Italy)                            Milano                                    100.00
Akzo Nobel Coatings S.P.A.                                  Cesano Boscone (MI)                       100.00
Akzo Nobel Nippon Paint Srl                                 Fombio                                     75.00
Akzo Nobel Wood Coatings Srl                                Milano                                    100.00
Autolakken S.R.L                                            Monza (Mi)                                100.00
Compagnia Italiana Ricerca e Sviluppo Spa (CIRS)            Padova                                    100.00
Farmaceutici Gellini SRL                                    Milano                                    100.00
Gellini International SRL                                   Milano                                    100.00
International Paint Italia SPA                              Genova                                    100.00
Intervet (Italia) S.R.L.                                    Milano                                    100.00
Nuova ICC SRL                                               Milano                                    100.00
Organon Italia S.P.A.                                       Rome                                      100.00
Therimas S.R.L.                                             Rome                                      100.00

Japan
Akzo Nobel Coatings K.K.                                    Osaka                                     100.00
Akzo Nobel K.K.                                             Tokyo                                     100.00
Akzo Nobel Kashima K.K.                                     Tokyo                                     100.00
Intervet K.K.                                               Tokyo                                     100.00
Nippon Organon K.K.                                         Osaka                                     100.00
Nissan Eka Chemicals Co. Ltd                                Tokyo                                      80.00

Kenya
Intervet East Africa Limited                                Nairobi                                   100.00

Korea (South)
Akzo Nobel Amides Co. Ltd                                   Kyungju                                   100.00
Akzo Nobel Car Refinishes Korea Co. Ltd.                    Seoul                                     100.00
Akzo Nobel Ltd (Korea)                                      Seoul                                     100.00
Eka Chemicals Korea Co. Ltd                                 Seoul                                     100.00
International Paint (Korea) Ltd                             Ansan                                      60.00
International Paint (Research) Ltd                          Geoje City                                100.00
Interpon Powder Coatings Limited                            Ansan                                     100.00
Intervet Korea Ltd.                                         Seoul                                     100.00
LG Lucoat Powder Coatings Limited                           Seoul                                      71.80
Organon Korea Ltd                                           Seoul                                     100.00



              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

Latvia
LA Sadolin SIA                                              Riga                                       90.00

Lebanon
Organon Middle East S.A.L. (Lebanon)                        Beyrouth                                   97.00

Lithuania
LI Sadolin                                                  Vilnius                                    90.00

Luxemburg
Compagnie de Reassurance Akzo Nobel S.A.                    Luxemburg                                 100.00

Malaysia
Akzo Nobel  (Malaysia) Sdn Bhd                              Kuala Lumpur                              100.00
Akzo Nobel Car Refinishes (Malaysia) Sdn Bhd                Selangor                                  100.00
Akzo Nobel Coatings Sdn Bhd                                 Selangor                                  100.00
Akzo Nobel Industrial Coatings Sdn Bhd                      Petaling Jaya                             100.00
Akzo Nobel Industries Sdn Bhd                               Selangor                                   65.00
Akzo Nobel Oleochemicals Sdn.Bhd.                           Selangor                                   65.00
Casco Adhesives Sdn Bhd                                     Selangor                                  100.00
International Coatings Sdn Bhd                              Johor                                      70.00
Intervet (M) Sdn Bhd                                        Selangor                                  100.00
Organon (Malaysia) Sdn. Bhd.                                Kuala Lumpur                              100.00
Organon Research Malaysia Sdn.Bhd.                          Kuala Lumpur                              100.00
Synthese (Malaysia) Sdn. Bhd.                               Melaka                                     62.00

Mexico
Akzo Nobel Chemicals S.A. de C.V.                           Mexico DF                                 100.00
Akzo Nobel Comex S.A. de C.V.                               Mexico City                                55.00
Akzo Nobel Inda S.A. de C.V.                                Monterrrey                                 50.00
Akzo Nobel Industrial Coatings Mexico SA de CV              Mexico City                               100.00
Anco Servicios Profesionales S.A. de C.V.                   Mexico City                                55.00
Compania Mexicana de Pinturas International SA De CV        Mexico City                               100.00
Intervet Mexico S.A. de C.V.                                Santiago Tianguistenco                    100.00
Interveterinaria SA de CV                                   Santiago Tianguistenco Estado de Mexico    99.70
Organon Mexicana S.A. de C.V.                               Mexico DF                                 100.00
Organon Sanofi-Synthelabo Mexico, S.A. de C.V.              Mexico                                     50.00
Pinturas Condor S.A. de C.V. Mexico                         Mexico                                    100.00
Quimica Esteroidal S.A. de C.V.                             San Juan de Ixhuatep                      100.00
Robena S.A.                                                 Mexico City                               100.00

Morocco
Akzo Nobel Coatings S.A. (Morocco)                          Casablanca                                 73.70
Intervet Maroc                                              Casablanca                                 99.99
Organon Maroc S.a.R.L.                                      Casablanca                                100.00
Sadvel SA                                                   Casablanca                                 70.67

Myanmar
Myanmar Organon Ltd                                         Yangon                                    100.00

Neth. Antilles
Akzo Nobel (Netherlands Antilles) NV                        Bonaire                                   100.00
Akzo Nobel International Finance NV                         Curacao                                   100.00



              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

 Netherlands
*Akcros Chemicals B.V.                                      Amersfoort                                100.00
*Akzo Nobel (C) Holdings B.V.                               Woerden                                   100.00
*Akzo Nobel Aerospace Coatings B.V.                         Sassenheim                                100.00
 Akzo Nobel Assurantie N.V.                                 Arnhem                                    100.00
*Akzo Nobel Base Chemicals B.V.                             Amersfoort                                100.00
*Akzo Nobel Car Refinishes B.V.                             Sassenheim                                100.00
*Akzo Nobel Catalysts B.V.                                  Amersfoort                                100.00
 Akzo Nobel Center Energie B.V.                             Arnhem                                    100.00
*Akzo Nobel Central Purchasing B.V.                         Arnhem                                    100.00
*Akzo Nobel Central Research B.V.                           Arnhem                                    100.00
*Akzo Nobel Chemicals B.V.                                  Amersfoort                                100.00
*Akzo Nobel Chemicals International B.V.                    Amersfoort                                100.00
*Akzo Nobel China B.V.                                      Arnhem                                    100.00
*Akzo Nobel China Beheer B.V.                               Arnhem                                    100.00
*Akzo Nobel China Trade B.V.                                Arnhem                                    100.00
*Akzo Nobel Coatings B.V.                                   Sassenheim                                100.00
*Akzo Nobel Coatings International B.V.                     Arnhem                                    100.00
*Akzo Nobel Coatings Research B.V.                          Arnhem                                    100.00
*Akzo Nobel Decorative Coatings B.V.                        Sassenheim                                100.00
*Akzo Nobel Decorative Coatings Turkey B.V.                 Arnhem                                    100.00
*Akzo Nobel Duitsland B.V.                                  Arnhem                                    100.00
 Akzo Nobel Energie Hengelo B.V.                            Hengelo                                   100.00
*Akzo Nobel Energy B.V.                                     Amersfoort                                100.00
*Akzo Nobel Engineering B.V.                                Arnhem                                    100.00
*Akzo Nobel Finance B.V.                                    Arnhem                                    100.00
*Akzo Nobel Functional Chemicals B.V.                       Amersfoort                                100.00
*Akzo Nobel Holding Duitsland B.V.                          Arnhem                                    100.00
*Akzo Nobel Industrial Coatings B.V.                        Sassenheim                                100.00
*Akzo Nobel Industrial Products Colombia B.V.               Arnhem                                    100.00
*Akzo Nobel Ink & Adhesive Resins B.V.                      Maastricht                                100.00
*Akzo Nobel Insurances B.V.                                 Arnhem                                    100.00
*Akzo Nobel Management B.V.                                 Arnhem                                    100.00
*Akzo Nobel Mpp Systems B.V.                                Arnhem                                    100.00
*Akzo Nobel Nederland B.V.                                  Arnhem                                    100.00
 Akzo Nobel Nippon Paint Holding B.V.                       Arnhem                                     75.00
*Akzo Nobel Pharma B.V.                                     Oss                                       100.00
*Akzo Nobel Pharma International B.V.                       Oss                                       100.00
*Akzo Nobel Pharma Ventures B.V.                            Arnhem                                    100.00
*Akzo Nobel Polymer Chemicals B.V.                          Amersfoort                                100.00
*Akzo Nobel Powder Coatings Holding B.V.                    Arnhem                                    100.00
 Akzo Nobel Representative Offices B.V.                     Arnhem                                    100.00
*Akzo Nobel Research B.V.                                   Arnhem                                    100.00
*Akzo Nobel Resins B.V.                                     Bergen op Zoom                            100.00
*Akzo Nobel Risk Management B.V.                            Arnhem                                    100.00
*Akzo Nobel Salt B.V.                                       Amersfoort                                100.00
*Akzo Nobel Sino Chemicals B.V.                             Arnhem                                    100.00
*Akzo Nobel Sino Coatings B.V.                              Sassenheim                                100.00
*Akzo Nobel Surface Chemistry B.V.                          Amersfoort                                100.00
*Akzo Systems B.V.                                          Arnhem                                    100.00
*B.V. voorheen H. Addens Jr                                 Winschoten                                100.00
*Bijholt Group B.V.                                         Groningen                                 100.00
*Carelaa B.V.                                               Arnhem                                    100.00
*Casco B.V.                                                 's-Hertogenbosch                          100.00
*Cosmas B.V.                                                Oss                                       100.00



              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

*Degewop B.V.                                               Arnhem                                    100.00
*Diosynth B.V.                                              Oss                                       100.00
*Diosynth Holding B.V.                                      Arnhem                                    100.00
*Diosynth International B.V.                                Oss                                       100.00
*EKA Chemicals Chile B.V.                                   Arnhem                                    100.00
*Farmaas B.V.                                               Oss                                       100.00
*Fibdis I B.V.                                              Ede                                       100.00
*Fibdis II B.V.                                             Arnhem                                    100.00
*Fibdis III B.V.                                            Arnhem                                    100.00
*Fibdis Nederland B.V.                                      Arnhem                                    100.00
 Fonda B.V.                                                 Arnhem                                     50.00
*Handelmaatschappij Buya B.V.                               Arnhem                                    100.00
*Hermalinde B.V.                                            Arnhem                                    100.00
*Hollander's Verfhandel B.V.                                Zwolle                                    100.00
*Horus B.V.                                                 Oss                                       100.00
*International Paint (Nederland) B.V.                       Rhoon                                     100.00
*Intervet China B.V.                                        Arnhem                                    100.00
*Intervet Holding B.V.                                      Arnhem                                    100.00
*Intervet International B.V.                                Boxmeer                                   100.00
*Intervet Nederland B.V.                                    Boxmeer                                   100.00
*J.L.H. Smits & Co Verffabrieken B.V.                       Wapenveld                                 100.00
*Kloek Zout B.V.                                            Dordrecht                                 100.00
*Laboratoria Nobilis B.V.                                   Boxmeer                                   100.00
*Levis B.V.                                                 Waalwijk                                  100.00
*Makraba B.V.                                               Arnhem                                    100.00
 Mcn Holding B.V.                                           Delfzijl                                  100.00
*Mycofarm Nederland B.V.                                    De Bilt                                   100.00
*N.V. Organon                                               Oss                                       100.00
*Nobel Industries Holding B.V.                              Arnhem                                    100.00
*Nobel Industries Nederland B.V.                            Weesp                                     100.00
*Nobilas International B.V.                                 Arnhem                                    100.00
*Nobilon International B.V.                                 Boxmeer                                   100.00
*Nourypharma Nederland B.V.                                 Oss                                       100.00
*Orgachemia B.V.                                            Boxtel                                    100.00
*Organon Agencies B.V.                                      Oss                                       100.00
*Organon China B.V.                                         Arnhem                                    100.00
*Organon Europe B.V.                                        Oss                                       100.00
*Organon Holding B.V.                                       Oss                                       100.00
*Organon Nederland B.V.                                     Oss                                       100.00
*Organon Participations B.V.                                Oss                                       100.00
*Organon Teknika Holding B.V.                               Arnhem                                    100.00
*Panter B.V.                                                Hoofddorp                                 100.00
*Poviet Producten B.V.                                      Amsterdam                                 100.00
*Remmert Holland B.V.                                       Hoofddorp                                 100.00
*Ribaja B.V.                                                Hengelo (Ov)                              100.00
*Sikkens Verkoop B.V.                                       Sassenheim                                100.00
*Syncoflex B.V.                                             Arnhem                                    100.00
*Theriak B.V.                                               Oss                                       100.00
*Van Blommestein Powalky B.V.                               Arnhem                                    100.00
*Verenigde Chemische Fabrieken B.V.                         Oss                                       100.00
*Verfhandel Roozendaal B.V.                                 Den Haag                                  100.00
*Verfhof B.V.                                               Arnhem                                    100.00
*Vetrex B.V.                                                Oss                                       100.00
*Vlintex B.V.                                               Arnhem                                    100.00
 Wemca Milieubeheer B.V.                                    Arnhem                                    100.00



              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

*Zoopharm B.V.                                              De Bilt                                   100.00

New Zealand
Akzo Nobel Coatings Ltd                                     Avondale                                  100.00
Eka Chemicals (N.Z.) Ltd.                                   Mount Maunganui                           100.00
Intervet Limited (New Zealand)                              Auckland                                  100.00

Norway
Akzo Nobel Car Refinishes AS                                Kolbotn                                   100.00
Akzo Nobel Chemicals AS (Norway)                            Oslo                                      100.00
Akzo Nobel Dekorativ AS (Norway)                            Kolbotn                                   100.00
Akzo Nobel Industrial Coatings AS (Norway)                  Kolbotn                                   100.00
Akzo Nobel Surface Chemistry A/S                            Fredrikstad                               100.00
Eka Chemicals Norge A/S                                     Skarer                                    100.00
Eka Chemicals Rana A/S                                      Mo i Rana                                 100.00
Eka Chemicals Rjukan A/S                                    Rjukan                                    100.00
International Maling A/S                                    Bergen                                    100.00
Intervet Norbio A.S.                                        Bergen                                    100.00
Intervet Norge AS                                           Oslo                                      100.00
Organon A/S (Norway)                                        Asker                                     100.00
Thors Kemiske Fabrikker A/S                                 Skarer                                    100.00

Pakistan
Organon Pakistan (Private) Ltd                              Karachi                                    99.90

Panama
International Paint (Panama) Inc.                           Mercantil                                 100.00

Papua New Guinea
Akzo Nobel Limited                                          Geheru                                    100.00

Paraguay
Intervet Paraguay SA                                        Asuncion                                  100.00

Peru
Intervet SA                                                 Lima                                      100.00

Philippines
Akzo Nobel Car Refinishes Philippines Inc.                  Makati City                               100.00
Intervet Phillipines Inc                                    Mandaluyong                               100.00
Organon (Philippines) Inc.                                  Manila                                     99.99

Poland
Akzo Nobel Car Refinishes (Polska) Sp. Z o.o.               Wloclawek                                 100.00
Akzo Nobel Chemicals Representation & Services Sp.Z o.o.    Warsaw                                    100.00
Akzo Nobel Decorative Coatings Sp. Z o.o.                   Wloclawek                                 100.00
Akzo Nobel Industrial Coatings Sp. Z o.o.                   Wloclawek                                 100.00
International Coatings Sp. Z o.o.                           Gdynia                                    100.00
Intervet Sp. z o.o.                                         Warsaw                                    100.00
Nobiles, Kujawska Fabryka Farb i Lakierow Sp. z o.o.        Wloclawek                                 100.00
Organon Polska Sp. z o.o.                                   Warsaw                                    100.00

Portugal
Akzo Nobel Resinas  Lda                                     Santo Varao                               100.00
Akzo Nobel Tintas para Automoveis Lda                       Carregado                                 100.00



              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

Eka Chemicals Portugal Lda                                  Parede                                    100.00
Hacifar Portuguesa (Produtos Quimicos E Farmaceuticos) Lta  Lisbon                                    100.00
International Paint Iberia Ltda                             Setubal                                    68.34
Intervet Portugal - Saude Animal, Lda                       Cascais                                   100.00
Nourifarma - Produtos Quimicos e Farmaceuticos Lda          Lisbon                                    100.00
Organon Portuguesa Produtos Quimicos E Farmaceuticos Ltda   Lisbon                                    100.00

Rumania
Intervet Nutrition SrL (in liquidation)                     Bucharest                                  99.90
Intervet Romania SRL                                        Bucharest                                 100.00

Russian Federation
A.O. Ankorit                                                Moscow                                     51.00
Akzo Nobel Car Refinishes OOO                               Moscow                                    100.00
Akzo Nobel Trading and Distribution Company Ltd             Moscow                                    100.00
Intervet OOO                                                Moscow                                    100.00
Marshall Paint Rus                                          Moscow                                    100.00
RU Sadolin                                                  Moscow                                    100.00
Zao Akzo Nobel Dekor (Russia)                               Moscow                                    100.00
Zao Organon A/O                                             Moscow                                    100.00
Zao Sadolin                                                 St Petersburg                             100.00
Zao Sadolin-Nizhny Novgorod                                 Nizhny Novgorod                           100.00

Singapore
Akcros Chemicals (Asia Pacific) Pte Ltd                     Singapore                                 100.00
Akzo Nobel Car Refinishes (Singapore)  Pte Ltd              Singapore                                 100.00
Akzo Nobel Chemicals Pte Ltd                                Singapore                                 100.00
Akzo Nobel Coatings (Asia Pacific) Pte Ltd                  Singapore                                 100.00
Akzo Nobel Coatings Pte Ltd                                 Singapore                                 100.00
Akzo Nobel Cross-Linking Peroxides Pte. Ltd.                Singapore                                  95.50
Akzo Nobel South East Asia Pte Ltd.                         Singapore                                 100.00
Akzo Nobel Surface Chemistry Pte. Ltd.                      Singapore                                 100.00
Casco Adhesives (Asia) Pte Ltd                              Singapore                                 100.00
International Coatings (Pte) Ltd                            Singapore                                 100.00
Intervet (Taiwan) Pte Ltd                                   Singapore                                 100.00
Intervet Norbio Singapore Pte Ltd                           Singapore                                 100.00

Slovak Republic
Organon Slovakia S.R.O.                                     Levice                                    100.00

South Africa
Eka Chemicals (Pty) Ltd                                     Durban                                    100.00
International Paint (Pty) Ltd                               Groterg                                    51.00
Intervet (Pty) Ltd                                          Johannesburg                              100.00
Intervet South Africa (Pty) Limited                         Johannesburg                              100.00
PJA (South Africa) (Pty) Ltd                                Alberton                                  100.00

Spain
Akzo Nobel Car Refinishes SL                                Barcelona                                 100.00
Akzo Nobel Chemicals SA (Spain)                             Barcelona                                 100.00
Akzo Nobel Coatings S.A.                                    Barcelona                                 100.00
Akzo Nobel Distribucion, S.L.                               Barcelona                                 100.00
Akzo Nobel Industrial Paints SL                             Barcelona                                 100.00
Akzo Nobel Nippon Paint Espania SA                          Badalona                                   75.00
Eka Chemicals Iberica SA                                    Barcelona                                 100.00



              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

Herpu Carrocerias S.A. (Spain)                              Barcelona                                 100.00
Laboratorios Intervet S.A.                                  Salamanca                                 100.00
Organon Espanola S.A.                                       Cornella de Llobregat                     100.00

Sweden
Akzo Nobel Base Chemicals AB                                Skoghall                                  100.00
Akzo Nobel Car Refinishes AB                                Tyresoe                                   100.00
Akzo Nobel Chemicals Holding AB                             Nacka                                     100.00
Akzo Nobel Coatings AB                                      Gotenburg                                 100.00
Akzo Nobel Coatings Holding AB                              Stockholm                                 100.00
Akzo Nobel Deco International AB                            Nacka                                     100.00
Akzo Nobel Decorative Coatings AB                           Malmo                                     100.00
Akzo Nobel Functional Chemicals AB                          Stenungsund                               100.00
Akzo Nobel Industrial Coatings AB                           Malmo                                     100.00
Akzo Nobel International AB                                 Stockholm                                 100.00
Akzo Nobel Nippon Paint AB                                  Angered                                    75.00
Akzo Nobel Production AB                                    Nacka                                      75.00
Akzo Nobel Rexolin AB                                       Goteborg                                  100.00
Akzo Nobel Salt AB                                          Goteborg                                  100.00
Akzo Nobel Surface Chemistry AB                             Stenungsund                               100.00
Akzo Nobel Surface Chemistry Holding AB                     Stenungsund                               100.00
Aqvarinse AB                                                Bohus                                     100.00
Casco Products AB                                           Stockholm                                 100.00
Cellchem AB                                                 Stockholm                                 100.00
Chemtronics AB                                              Bohus                                     100.00
Eka Chemicals AB                                            Bohus                                     100.00
Eka Chemicals China AB                                      Bohus                                     100.00
Ekoflock AB                                                 Vetlanda                                  100.00
Faerg AB Danab                                              Malmo                                     100.00
Fastighets AB Stockvik                                      Sundsvall                                 100.00
Fribo Fastigheter AB                                        Vetlanda                                  100.00
IMI-Pharma AB                                               Goteborg                                  100.00
International Farg AB                                       Goteborg                                  100.00
Intervet AB                                                 Stockholm                                 100.00
Kartongen Kemi och Forvaltning AB                           Stockholm                                 100.00
KB Halstenen 2                                              Stockholm                                 100.00
Kema Nord AB                                                Stockholm                                 100.00
Kemanord Kraft AB                                           Stockholm                                 100.00
Kemi-Intressen AB                                           Solna                                     100.00
Nordsjo Butiker AB                                          Malmo                                     100.00
Organon AB                                                  Goteborg                                  100.00
Permascand AB                                               Ljungaverk                                100.00
Titan Service Center i Ljungaverk AB                        Ljungaverk                                100.00
VEUS AB                                                     Nacka                                     100.00

Switzerland
Akzo Nobel Coatings AG                                      Luzern                                     97.00
Colorfina S.A.                                              Basel                                     100.00
Crina Centre de Recherches International De Nutrition S.A.  Gland                                      97.00
Dr. Bommeli AG                                              Koniz                                     100.00
Multilan AG                                                 Pfaffikon                                  99.89
Organon AG                                                  Pfaffikon                                  99.00
Sinova AG                                                   Pfaffikon                                  72.00
Veterinaria AG                                              Zurich                                    100.00



              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

Taiwan
Akzo Nobel Chang Cheng (Taiwan)  Ltd                        Taipei                                     50.00
Eka Chemicals (Taiwan) Co., Ltd                             Taipei                                    100.00
Hoechst Roussel Vet Co. Ltd (in liquidation)                Taipei                                     99.92
International Paint (Taiwan) Ltd                            Kaoshiung                                 100.00
Organon Taiwan Ltd.                                         Taipei                                    100.00

Thailand
Akzo Nobel Coatings Ltd                                     Nakornpathom                               95.06
Casco Adhesives Co Ltd (Thailand)                           Patumthani                                 99.97
Eka Chemicals (Thailand)  Ltd                               Bangkok                                    73.98
Intervet (Thailand) Ltd                                     Bangkok                                   100.00
Organon (Thailand) Ltd                                      Bangkok                                    99.98

Tunisia
Soc. Tunisienne de Peintures Astral S.A.                    Megrine Tunis                              60.00

Turkey
Akzo Nobel Boya Sanayi ve Ticaret A.S.                      Izmir                                      75.00
Akzo Nobel Kemipol A.S.                                     Izmir                                      51.00
International Coatings Pazarlama  Limited Sirketi           Istanbul                                  100.00
Intervet Veteriner Ilaclai Pazarlama ve Ticaret Ltd. SirketiIstanbul                                  100.00
Kapboy Kaplama Insaat Sanayi ve Ticaret AS                  Gebze                                      79.59
Kempa Boya Ve Sinai Maddeler Pazarlama Ve Ticaret A.S.      Izmir                                      50.59
Marshall Boya Ve Vernik Sanayii AS                          Gebze                                      83.78
Organon Ilaclari A.S.                                       Istanbul                                  100.00
Tekyar Teknik Yardim S.A.                                   Dilovasi                                  100.00

U.S.A.
Akcros Chemicals America                                    New Jersey                                100.00
Akzo Nobel Aerospace Coatings Inc.                          South Carolina                            100.00
Akzo Nobel Asphalt Applications Inc.                        Texas                                     100.00
Akzo Nobel Catalysts L.L.C.                                 Wilmington                                100.00
Akzo Nobel Cellulosic Specialties Inc.                      Delaware                                  100.00
Akzo Nobel Chemicals Inc.                                   Wilmington                                100.00
Akzo Nobel Coatings Inc.                                    Delaware                                  100.00
Akzo Nobel Defense Products Inc.                            Wilmington                                100.00
Akzo Nobel Finance United States Holdings LLC               Wilmington                                100.00
Akzo Nobel Finance United States Inc                        Wilmington                                100.00
Akzo Nobel Functional Chemicals L.L.C.                      Wilmington                                100.00
Akzo Nobel Inc.                                             Delaware                                  100.00
Akzo Nobel Inks Corp.                                       Delaware                                  100.00
Akzo Nobel New Jersey Holdings Inc.                         Delaware                                  100.00
Akzo Nobel Non-Stick Coatings Llc                           Des Plains                                100.00
Akzo Nobel Polymer Chemicals L.L.C.                         Wilmington                                100.00
Akzo Nobel Properties Inc.                                  Wilmington                                100.00
Akzo Nobel Salt America Inc                                 Delaware                                  100.00
Akzo Nobel Services Inc.                                    Delaware                                  100.00
Akzo Nobel Surface Chemistry L.L.C.                         Wilmington                                100.00
Diosynth Inc.                                               Delaware                                  100.00
Diosynth RTP Inc.                                           Cary                                      100.00
Eka Chemicals Inc.                                          Wilmington                                100.00
Expancel Inc.                                               Delaware                                  100.00
Filtrol Corporation                                         Delaware                                  100.00
International Paint Inc.                                    Kentucky                                  100.00



              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

Intervet Inc.                                               Delaware                                  100.00
Organon International Inc.                                  Wilmington                                100.00
Organon Pharmaceuticals USA Inc.                            Wilmington                                100.00
Organon Sanofi-Synthelabo LLC                               Wilmington                                 50.00
Organon Teknika Corporation                                 Delaware                                  100.00
Organon USA Inc.                                            New Jersey                                100.00
Vetstream Inc.                                              Delaware                                  100.00

Ukraine
Akzo Nobel Decorative Coatings (Ukraine) TzOV               Kiev                                      100.00

United Arab Emirates
Akzo Nobel Car Refinishes Middle East FZE                   Dubai                                     100.00

United Kingdom
Akcros Chemicals Ltd                                        London                                    100.00
Akzo Nobel (O) Limited                                      London                                    100.00
Akzo Nobel Aerospace Coatings Ltd                           Leicester                                 100.00
Akzo Nobel Chemicals Holdings Ltd                           London                                    100.00
Akzo Nobel Chemicals Limited                                London                                    100.00
Akzo Nobel Coatings (BLD) Limited                           London                                    100.00
Akzo Nobel Coatings Ltd                                     Abingdon                                  100.00
Akzo Nobel Decorative Coatings Ltd (UK)                     Darwen                                    100.00
Akzo Nobel Holdings Ltd                                     London                                    100.00
Akzo Nobel Industrial Coatings Ltd (UK)                     Darwen                                    100.00
Akzo Nobel Investments Finance Limited                      London                                    100.00
Akzo Nobel Investments Ltd                                  London                                    100.00
Akzo Nobel Limited                                          London                                    100.00
Akzo Nobel Nippon Paint Ltd                                 London                                     75.00
Akzo Nobel Powder Coatings Ltd. (UK)                        Darwen                                    100.00
Akzo Nobel Properties Ltd                                   Darwen                                    100.00
Akzo Nobel Services Limited                                 London                                    100.00
Akzo Nobel Surface Chemistry Ltd.                           St. Albans                                100.00
Akzo Nobel UK Ltd                                           London                                    100.00
Crina (UK) Ltd                                              St Albans                                 100.00
Crown Berger Ltd                                            Darwen                                    100.00
Diosynth Ltd                                                Cambridge                                 100.00
Eighteen Hanover Square Limited                             London                                    100.00
Eka Chemicals (AC) Ltd                                      Somerset                                  100.00
Eka Chemicals Ltd                                           Weston Super Mare                         100.00
Fitbranch Limited                                           London                                    100.00
International Coatings Limited                              London                                    100.00
International Paints (Exports) Limited                      London                                    100.00
International Paints (Holdings) Limited                     London                                    100.00
Intervet UK Ltd                                             Milton Keynes                             100.00
Intervet UK Production Ltd                                  Milton Keynes                             100.00
Launchexport Limited                                        London                                    100.00
Ned-Int Holdings Ltd                                        London                                    100.00
Nourypharma Ltd                                             Cambridge                                 100.00
O.H. Secretariat Limited                                    London                                    100.00
Organon Laboratories Ltd                                    Cambridge                                 100.00
Poultry Biologicals Ltd                                     Milton Keynes                             100.00
Resinous Chemicals Ltd                                      Tyne and Wear                             100.00
Vetstream Ltd                                               Cambridge                                 100.00



              LIST OF CONSOLIDATED LEGAL ENTITIES AND CORPORATIONS
              ----------------------------------------------------

Uruguay
Intervet Uruguay SA                                         Montevideo                                100.00
Organon Latin America S.A.                                  Montevideo                                100.00

Venezuela
Eka Chemicals de Venezuela C.A.                             Caracas                                   100.00
Intervet Venezolana SA                                      Maracay                                   100.00
Organon Venezolana S.A.                                     Caracas                                   100.00

Vietnam
Akzo Nobel Chang Cheng (Vietnam) Ltd                        Dong Nai                                   50.00
Akzo Nobel Coatings Vietnam Limited                         Ho Chi Minh City                          100.00



        LIST OF NONCONSOLIDATED LEGAL ENTITIES AND CORPORATIONS PRESENTED
        -----------------------------------------------------------------
      IN CONFORMITY WITH SECTION 379, BOOK 2 OF THE NETHERLANDS CIVIL CODE
      --------------------------------------------------------------------

Belgium
Flexsys Coordination Centre N.V.                            St. Stevens Woluwe                         50.00
Flexsys NV                                                  St. Stevens Woluwe                         50.00
Zoutbedrijf van Damme N.V.                                  Kalken                                     28.86

Brazil
Fabrica Carioca de Catalisadores SA                         Santa Cruz                                 50.00
Flexsys Industria E Comercio Ltda                           Sao Paolo                                  50.00

China
Hangzhou Sino-French Chemical Company Limited               Hangzhou                                   25.00

Denmark
Maricogen Komplementarselskab Aps                           Mariager                                   50.00
Maricogen P/S                                               Mariager                                   50.00

Egypt
South Egypt Drug Industries Co. (Sedico)                    Giza                                       22.24

Finland
Eka Polymer Latex Oy                                        Oulu                                       50.00

France
Eurecat SA                                                  La Voulte sur Rhone                        50.00
Flexsys Sarl                                                Sete                                       50.00
Petroval S.A.                                               Les 3 Pierres                              30.00

Germany
Akzo-PQ Silica Verwaltungs-GmbH i.L.                        Duren                                      50.00
Flexsys Distribution GmbH                                   Nienburg/Weser                             50.00
Flexsys Verkauf GmbH                                        Nienburg/Weser                             49.94
Flexsys Verwaltungs und Beteiligungs GmbH                   Nienburg/Weser                             50.00
Industriepark Nienburg GmbH                                 Nienburg/Weser                             50.00

Greece
Perla Greek Salt Commercial Industrial L.L.C.               Piraeus                                    50.00

Hungary
Budafestek-Karolina Ltd                                     Budapest                                   34.00

Italy
Eco-Rigen Srl                                               Gela                                       35.00
Flexsys S.P.A.                                              Milano                                     50.00
Rigel Srl                                                   Milan                                      50.00

Japan
Denak K.K.                                                  Tokyo                                      50.00
Flexsys K.K.                                                Tokyo                                      50.00
Kayaku Akzo Corporation Ltd                                 Tokyo                                      50.00
Ketjen Black International Company Ltd                      Tokyo                                      33.30



        LIST OF NONCONSOLIDATED LEGAL ENTITIES AND CORPORATIONS PRESENTED
        -----------------------------------------------------------------
      IN CONFORMITY WITH SECTION 379, BOOK 2 OF THE NETHERLANDS CIVIL CODE
      --------------------------------------------------------------------

Lion Akzo Company Ltd                                       Tokyo                                      50.00
Nippon Ketjen Company Ltd                                   Tokyo                                      50.00

Kuwait
International Warba Coatings WLL                            Kuwait                                     49.00

Malaysia
Flexsys Asia Pacific Sdn Bhd                                Selangor Darul Ehsan                       50.00
Flexsys Chemicals (M) Sdn Bhd                               Selangor                                   50.00

Netherlands
Acordis B.V.                                                Arnhem                                     19.41
Corval B.V.                                                 Sittard                                    32.00
Delamine B.V.                                               Delfzijl                                   50.00
Delesto B.V.                                                Delfzijl                                   50.00
EasySwim B.V.                                               Nunspeet                                   25.00
Eijkelkamp Beheer B.V.                                      Goor                                       24.00
Flexsys B.V.                                                Deventer                                   50.00
Flexsys Holding B.V.                                        Deventer                                   50.00
G. Kox en Zoon B.V.                                         Wormerveer                                 19.35
Glas- en Verfindustrie H.H. Eijkelkamp B.V.                 Goor                                       24.00
Jacq. Eyck Verf B.V.                                        Heerlen                                    32.00
Kemax B.V.                                                  Delfzijl                                   50.00
Methaholding V.O.F.                                         Haren                                      50.00
Methanor V.O.F.                                             Amersfoort                                 30.00
Nederlandse Verfhandel (Neveha) B.V.                        Breda                                      60.00
Paint'r B.V.                                                Sittard                                    32.00
Salinco V.O.F.                                              Hengelo                                    50.00
Servant International Trading B.V.                          Breda                                      52.84
Solar Dew B.V.                                              Breda                                      40.00
Warmte/Kracht Centrale Akzo Nobel Center V.O.F.             Arnhem                                     50.00

Saudi Arabia
International Paint Saudi Arabia Ltd                        Dammam                                     49.00

Singapore
Flexsys Pte Ltd                                             Singapore                                  50.00

Spain
Flexsys Rubber Chemicals Srl                                Barcelona                                  50.00

Sweden
Etenforsorning Stenungsund AB                               Stenungsund                                20.00
Gansca Deponi AB                                            Sundsvall                                  33.33
Pemectra Laser AB                                                                                      33.01
Permascand Laser AB                                         Trollhatan                                 33.01
Roma Ethanolproduktion AB                                   Stockholm                                  50.00
Svensk Etanolkemi AB                                        Ornskoldsvik                               50.00



        LIST OF NONCONSOLIDATED LEGAL ENTITIES AND CORPORATIONS PRESENTED
        -----------------------------------------------------------------
      IN CONFORMITY WITH SECTION 379, BOOK 2 OF THE NETHERLANDS CIVIL CODE
      --------------------------------------------------------------------

Switzerland
Flexsys AG                                                  Zug                                        49.87

Thailand
Akzo Nobel Coatings Trading Ltd                             Nakornpathom                               46.96
Siam Paper Chemicals Ltd.                                   Bangkok                                    48.99
Synthese (Thailand) Co Ltd                                  Bangkok                                    41.82

Turkey
Dyo Printing Inks A.S.                                      Izmir                                      43.50
Enfalt Emulsiyon Ve Asfalt Tesisleris AS                    Ankara                                     40.00

U.S.A.
Collision Repair Business Management Services Llc           Delaware                                   49.00
Eurecat U.S. Inc.                                           New Jersey                                 57.50
Flexsys America Co.                                         Akron                                      50.00
Flexsys America Lp                                          Akron                                      50.00

United Arab Emirates
International Paint (Gulf) Llc                              Dubai                                      49.00

United Kingdom
Flexsys Rubber Chemicals Ltd                                Gillingham                                 50.00
Reebor Ltd                                                  Darwen                                     50.00
The Particol Partnership                                    Weston super Mare                          50.00
