Form 20-F
period 2004-12-31
AKZO NOBEL NV
filed 2005-06-16
CIK 3124

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
or
(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
or
( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
Commission file number 0-17444

AKZO NOBEL N.V.
(Exact name of registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization

76 Velperweg, 6824 BM ARNHEM
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	NASDAQ/NMS
Common shares of EUR 2 each	NASDAQ/NMS*

*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report:

Common shares, par value EUR 2 per share	286,147,260
Priority shares, par value EUR 400 per share	48

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement itm the reistered has elected to follw.

Item 17	Item 18

Back to Contents

Akzo Nobel N.V.

Back to Contents

Back to Contents

PART I

INTRODUCTION

The consolidated financial statements of Akzo Nobel N.V. and subsidiaries appearing in this annual report are prepared in accordance with accounting principles generally accepted in the Netherlands (“NL GAAP”). NL GAAP differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The significant differences between NL GAAP and US GAAP affecting Akzo Nobel's net income and shareholder's equity are discussed in Note 22 of the Notes to the Consolidated Financial Statements of Akzo Nobel.

The terms “Akzo Nobel” or “the Company” are sometimes used herein for convenience in contexts where reference is made to the consolidated companies of Akzo Nobel N.V. in general. Such terms are also used for convenience in referring to individual groups and subsidiaries.

In this annual report, unless otherwise specified or the context otherwise requires, references to “dollars”, “U.S. dollars” and “USD” are to the United States currency. For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate of EUR 0.824 = USD 1.00, the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on June 14, 2005. These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. On June 14, 2005, the Noon Buying Rate was EUR 0.824 = USD 1.00.

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Akzo Nobel is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Akzo Nobel and certain of the plans and objectives of Akzo Nobel with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipate”, “assume”, “intend”, “plan”, “project”, “should”, “expect”, “estimate”, “believe” or similar expressions. In particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to strategy, management objectives, including return on investment targets, market trends, market standing, market share estimates based on management’s estimates, benefits that may result from future restructuring programs, the product volumes, the costs and expenditures related to environmental compliance or remediation, Health, Safety and Environment targets, future research and development initiatives, the Pharma pipeline, the statements in Item 8 “Financial Information” with regard to the outcome of disputes with tax authorities, the outcome or consequences of pending or future legal or regulatory proceedings–including the Remeron® cases, and antitrust investigations and other potential related lawsuits–and their effect on the Company and those statements in Item 5 “Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, overall market and macroeconomic trends, risk management, exchange rates and objectives such as return on capital are forward-looking in nature as are all statements under “Forward Looking Statement on 2005” and Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or

Back to Contents

implied by these forward looking statements. These factors include, but are not limited to, levels of business spending in major economies (as well as other developments in the economies of the Company’s markets in Asia, Latin America, North America and Europe), the development in market value of pension plan assets, governmental regulations, changes in customer needs, the levels of marketing expenditures by Akzo Nobel and its competitors, the introduction of new products by competitors, raw material and employee costs, future foreign exchange and interest rates, changes in tax rates and product regulation, future business combinations, acquisitions or dispositions, environmental liabilities, and the outcome of tax disputes, antitrust investigations, potential product liability claims and other lawsuits, and wars and acts of terrorism or sabotage.

Statements made in Item 4 “Information on the Company”, referring to Akzo Nobel’s competitive position, are based on the Company’s belief, and in some cases, the statements are also based on information from a range of sources, including analysts’ reports, independent market studies and Akzo Nobel’s internal assessment of market share based on publicly available information about the financial results and performance of market participants unless otherwise noted. Such references to the Company’s positioning generally refer to its market share based on sales.

In the analysis of the development of sales, when compared to the previous year, the Company distinguishes between the effects from changed volumes, changed selling prices, currency translation, acquisitions, and divestments. Autonomous sales growth, which sometimes is used in the discussions in this report, is a non-GAAP measure and is defined as the change in sales attributable to changed volumes and selling prices. Autonomous sales growth excludes currency, acquisition, and divestment effects. As a result, autonomous growth numbers reflect comparable sales performance, and are used and analyzed by the Company’s management for this purpose. Because of the comparability of sales performance that can be analyzed by reviewing autonomous growth numbers, the Company’s management believes that these numbers are useful for those reviewing our financial performance. However, the autonomous growth numbers should not be viewed in isolation or as alternatives to the comparable GAAP measure of net sales and should be read in conjunction with such measure.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial data set forth on the following pages are derived from previously published financial information of Akzo Nobel, including the consolidated financial statements as of December 31, 2004 and 2003, and for the three years in the period ended December 31, 2004, which appear elsewhere in this annual report. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements, including the notes thereto.

The audited consolidated financial statements of Akzo Nobel as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, have been audited by

Back to Contents

KPMG Accountants N.V., independent registered public accounting firm, whose report thereon is included in Item 18. The consolidated balance sheets as of December 31, 2002, 2001 and 2000, and the consolidated statements of income and the consolidated statements of cash flows for the years ended December 31, 2001 and 2000 were also audited by KPMG Accountants N.V.; however, those balance sheets, statements of income, and statements of cash flows are not included in this Form 20-F.

Reference is made to Note 22 of the Notes to the Consolidated Financial Statements regarding differences between NL GAAP and US GAAP that affected Akzo Nobel's net income and shareholders' equity, as well as certain other lines of the Consolidated Statement of Income and the Consolidated Balance Sheet.

	Selected financial data for the years ended December 31,
In millions, except per share amounts	2004	2004	2003	2002	2001	2000

	USD	EUR	EUR	EUR	EUR	EUR
	(a)
Consolidated Income data:
Amounts in accordance with NL GAAP:

Net sales	15,398	12,688	13,051	14,002	14,110	14,003
Operating income	1,578	1,300	1,064	1,362	1,198	1,487
Net income	1,039	856	602	818	671	947
Basic earnings per share / ADR (b)	3.64	3.00	2.11	2.86	2.35	3.31
Amounts in accordance with US GAAP:
Net sales	15,388	12,680	12,931	13,880	13,920	13,812
Operating income	1,578	1,300	978	1,446	1,025	1,258
Net income	1,010	832	559	860	448	745
Basic earnings per share / ADR (b)(c)	3.53	2.91	1.96	3.01	1.57	2.61
Diluted earnings per share / ADR (b)(c)	3.53	2.90	1.95	3.00	1.56	2.60

Consolidated Balance Sheet data:
Amounts in accordance with NL GAAP:
Total assets	15,055	12,405	11,954	12,789	12,925	12,707
Long-term borrowings	2,903	2,392	2,677	2,063	1,941	2,137
Shareholders’ equity	3,684	3,036	2,502	2,098	2,878	2,694

Amounts in accordance with US GAAP:
Total assets	18,826	15,513	15,066	16,046	16,310	16,311
Long-term borrowings	2,902	2,391	2,652	2,065	1,938	2,117
Shareholders’ equity	7,436	6,127	5,651	5,455	6,362	6,368

(a)	Amounts in this column have been translated solely for the convenience of the reader at the Noon
Buying Rate on June 14, 2005, of EUR 0.824 = USD 1.00.
(b)	American Depositary Receipts.
(c)	For the breakdown on earnings from continued and discontinued operations see Note 22 of the Notes to the Consolidated Financial Statements under (n).

Back to Contents

The table below sets forth the number of common shares outstanding and the amounts of interim, final and total dividends declared (and the U.S.-dollar equivalents) on the common shares in respect of the fiscal years indicated.

	Number of shares			Dividends per common share
Year ended December 31,				EUR			USD*
	Average	End of period	Interim	Final	Total	Interim	Final	Total

2000	285,902,574	285,937,700	0.30	0.90	1.20	0.28	0.84	1.11
2001	285,888,385	285,854,813	0.30	0.90	1.20	0.26	0.79	1.06
2002	285,827,092	285,691,957	0.30	0.90	1.20	0.32	0.94	1.26
2003	285,691,957	285,691,957	0.30	0.90	1.20	0.38	1.14	1.52
2004	285,745,587	285,773,239	0.30	0.90	1.20	0.41	1.23	1.64

* Dividends per common share in U.S. dollars are based on the Noon Buying Rate at December 31 of each year.

The following table sets forth for the fiscal periods indicated the average exchange rates for U.S. dollars into euros per dollar based on the applicable Noon Buying Rate.

Year ended	Average*
December 31,

2000	1.08
2001	1.12
2002	1.06
2003	0.88
2004	0.80

* The average of the Noon Buying Rates on the last day of each month during the period.

The following table sets forth for the months indicated the high and low rates for U.S. dollars expressed in euros per dollar.

	High	Low

December 2004	0.76	0.73
January 2005	0.77	0.74
February 2005	0.78	0.75
March 2005	0.77	0.74
April 2005	0.78	0.76
May 2005	0.81	0.77

On June 14, 2005, the noon buying Rate was EUR 0.824 = USD 1.00.

Dividends, if any, will be paid in euros, and any exchange rate fluctuations may affect the USD amounts received by holders of ADRs upon conversion by the depositary of such dividends.

Back to Contents

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

This section describes some of the risks that could affect the Company’s business. The factors below should be considered in connection with any forward-looking statements in the Company’s Annual Report on Form 20-F and the cautionary statements contained in the introduction on pages 3 and 4. Forward looking statements can be identified generally as those containing words such as “anticipate”, “assume”, “intend”, “plan”, “project”, “should”, “expect”, “estimate”, “believe”, and words and terms of similar substance in connection with any discussion of future operating or financial performance.

Doing business inherently involves taking risks, and by taking measured risks the Company strives to be sustainable. This situation calls for creating a proper balance between entrepreneurial attitude and risk levels associated with business opportunities. The Company fosters a high awareness of business risks and internal control procedures, geared to safeguarding transparency in our operations.

-	Within Akzo Nobel, all managers at all levels are responsible for risk management as an integral part of their day-to-day operations and decisions.
-	They are all required to identify enterprise risks affecting their businesses and to manage them adequately.
-	The Akzo Nobel Risk Management function supports and develops the framework that enables managers to fulfill these responsibilities.
-	Risk boundaries are governed by Akzo Nobel’s Company Statement, Business Principles, Internal Authority Schedules, and Corporate Directives in such areas as Finance & Control; Insurance; Health, Safety and Environment; Human Resources; Communications; and Legal.
-	Risk reporting covers the perceived likelihood, the assessed impact, and the effectiveness of control measures in place to deal with risks. Reporting on these elements, as well as those preemptive and remedial actions is an integral part of the Company’s Business Planning & Review cycle.
-	The internal control system, audit procedures, and independent appraisals are designed to assist in maintaining the effectiveness of Akzo Nobel’s risk management approach.

Our Risk Management framework complies with the Enterprise Risk Management – Integrated Framework of COSO (the Committee of Sponsoring Organizations of the Treadway Commission). The procedures and results are reviewed by the Board of Management and discussed in the Supervisory Board.

The diversity of businesses within Akzo Nobel leads to a large number of different risk factors, each of which may result in a material impact on a particular business unit but may not materially affect the Company as a whole. The diversity of the Company’s businesses and processes may allow it to offset some risks faced by the Company. However, there can be no assurance that our Risk Management function or our diversity will mitigate any risks we may face. The risks below are not the only ones that Akzo Nobel faces. Some risks are not yet known to Akzo Nobel and some that Akzo Nobel does not currently believe to be material could later turn out to be material. All of these risks could materially affect Akzo Nobel’s

Back to Contents

businesses, revenues, operating income, net income, net assets and liquidity and capital resources. The Company’s risk management systems are focused on timely discovery of such additional risks.

The factors that could affect our financial condition or our business or could cause actual results to differ materially include the following:

The Company may face intense competition from new products and from lower-cost generic products.

The Company’s products that are under patent protection face competition from competitors’ proprietary products. This competition may increase as new products enter the market. The Company faces increasing competition from lower-cost generic products after patents on its products expire and from low-cost producers in other business areas. Loss of patent protection typically leads to loss of sales in the product’s markets and could affect the Company’s future results.

In December 2002, the Company lost an important court case on its major product Remeron® in the United States, which in 2003 and 2004 led to strong generic competition, loss of market share and a negative impact on performance. In the course of 2004, the Company also lost market exclusivity for Remeron® in certain countries in Europe.

As new products enter the market, the Company’s products may become obsolete or competitors’ products may be more effective or more effectively marketed and sold than its own products. If Akzo Nobel fails to maintain its competitive position, this could have a material adverse effect on its business and results of operations.

The Company’s research and development efforts may not succeed or its competitors may develop more effective or successful products.

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

If the Company fails to continue developing commercially successful products or fails to find suitable partners, this could have a material adverse effect on the Company’s business and results of operations. If

Back to Contents

its competitors develop more effective products or a greater number of successful new products, or if the competitive position of its European operations changes in a negative way, this could also have a material adverse effect on the Company’s business and results of operations.

On the other hand there is also risk involved with the reliance on partners for the sharing of costs and generation of revenues. If these partners do not perform in accordance with our agreements with them, this could also have a material adverse effect on the Company’s business and results of operations.

It can also be the case that due to unwanted side effects of pharmaceutical products, in particular, which appear at a later stage after introduction of a product, the Company may decide or may be forced to withdraw a certain product from the market. This also could have a material adverse effect on its business and results of operation.

Product regulation may adversely affect the Company’s ability to bring new products to market.

The Company and its competitors are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products. The Company must obtain and maintain regulatory approval for its pharmaceutical and other products from regulatory agencies before certain products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Each authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved by another country. In the Company’s principal markets, the approval process for a new product is complex, lengthy and expensive. For pharmaceutical products, the time taken to obtain approval varies by country but generally takes from eight months to several years from the date of application. Regulatory delays, the inability to complete clinical trials successfully, claims and concerns about safety and efficacy, new discoveries, patents and products of competitors and related patent disputes and claims about adverse side effects are only a few of the factors that could adversely affect the realization of product registration. This increases the Company’s cost in developing new products and increases the risk that it will not succeed in selling them successfully.

In this respect, the Company did not receive FDA approval for its antidepressant gepirone ER.

In light of the uncertainties in the hormone therapy area, as also reflected in a number of studies that downgrade some of the perceived positive health effects of treatments, the refiling of additional data with the FDA for Livial® 1.25 mg (U.S.) is at present to be expected at the end of 2005.

Regulations which limit the prices we may charge for our pharmaceutical products can reduce the Company’s revenues and adversely affect its business and results of operations.

In addition to normal price competition in the marketplace, the prices of Akzo Nobel’s pharmaceutical products are restricted by price controls imposed by governments and health care providers in most countries. Price controls operate differently in different countries and can cause wide variations in prices between markets. Currency fluctuations can aggravate these differences. The existence of price controls can limit the revenues Akzo Nobel earns from its products and may have an adverse effect on its business and results of operations.

Some 30 percent of the Company’s earnings are derived from the healthcare markets. In many of these countries the prices for our products are regulated. In the United States, Medicare reform could result in de facto price controls on prescription drugs. In Europe, the Company’s operations are also subject to price

Back to Contents

and market regulations. Many governments are introducing healthcare reforms in an attempt to curb increasing healthcare costs. In Japan, where Akzo Nobel also operates, governmental price cuts are introduced biannually. In response to rising healthcare costs, many governments and private medical care providers, such as HMOs, have instituted reimbursement schemes that favor the substitution of generic pharmaceuticals for more expensive brand-name pharmaceuticals. In the United States, generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of the original brand-name drug. As a result, the Company expects pressures on its pricing and operating results in our pharmaceuticals business to continue.

Risks in production processes can adversely affect the Company’s results of operations.

Certain chemical production processes are hazardous, and natural disasters, operator error or other occurrences could result in explosions, fires, or equipment failure, which could result in injury or death, or damage to property or the environment, and business interruption.

It is the Company’s policy to try to mitigate production risks by spreading of production and an adequate inventory policy combined with contingency planning and appropriate risk transfer arrangements (e.g. insurances).

Losses and liabilities arising from such events, in so far as not covered by insurance, would significantly reduce the Company’s revenues or increase costs and could have a material adverse effect on its operations or financial condition.

Inability to access raw materials, growth in cost and expenses for raw materials, petroleum and natural gas and changes in product mix may adversely influence the future results of the Company.

Important raw materials or auxiliary materials for the Company’s production processes are salt, petroleum and petroleum derivatives, natural gas, titanium dioxide, and electricity. Some of these components are available only from a small source of suppliers. Although Akzo Nobel aims to use its purchasing power and long-term relationships with suppliers to acquire raw materials and their constant delivery at the best conditions, the Company cannot assure that it will always be able to establish or maintain good relationships with such suppliers or that such suppliers will continue to exist or be able to supply ingredients in conformity with regulatory requirements or the Company’s requests. In addition, growth in the costs and expenses of these components resulting from a shortage or a change in Akzo Nobel’s product mix may adversely influence the Company’s business and financial results. Akzo Nobel is sensitive to price movements in raw materials. In particular, energy prices pose a risk, presently still aggravated by the unstable situation in the Middle East.

A failure to manage expansion effectively could adversely affect the Company’s business.

Management of the Company’s growth, as well as the commencement of commercial manufacturing and marketing of the Company’s forthcoming products, will require continued expansion of the Company’s systems and internal controls and an increase in the Company’s manufacturing, marketing and sales operations. In addition, the Company intends to continue to add new personnel. Any failure to manage growth effectively and integrate new personnel on a timely basis could adversely affect the Company’s business.

Back to Contents

The Company may not be able to identify future acquisitions or may not be successful in integrating acquired businesses.

As part of its business strategy, the Company periodically reviews acquisition prospects and strategic alliances that it expects to complement its existing businesses or increase its revenues. The Company does not know if it will be able to identify any future acquisitions, joint ventures or alliances. A failure to identify future transactions may impair the Company’s future growth.

If the Company is unable to retain key personnel or attract new personnel, it could have an adverse effect on the Company’s business.

The Company’s future operating results depend in part upon its ability to attract and retain qualified management, scientific, technical, marketing, and support personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel.

Seasonality may adversely affect the operating results of the Company’s Coatings and Chemicals business.

A portion of the Company’s Coatings and Chemicals business is seasonal, with sales and earnings being relatively higher during the outdoor season and lower during the indoor season. The operating results may be harmed if bad weather delays the outdoor season in the major markets in which the Company operates and the Company is not able to offset during the corresponding financial year the lag in earnings resulting from such delay.

Bad publicity and damage to the Company’s brands could adversely affect its business and results of operations.

The reputation of the Company’s brands is critical to its business. The success in promoting and enhancing its brands is dependent on providing safe high-quality products, particularly in the pharma business. If it fails to successfully promote its brands, or if it receives bad publicity as a result of a product liability case or publicized health or other risks associated with its products, the value of the Company’s brands will be diminished. This could have a material and adverse effect on the business and results of operations.

The outcome of tax disputes, litigation, indemnification and guarantees, and regulatory action could adversely affect the Company’s business and results of operations.

In December 2002, summary judgment of noninfringement was obtained by certain generic drug manufacturers, sued by the Company under the U.S. Hatch-Waxman Act, alleging inducement of infringement by such manufacturers of the Company's U.S. patent protecting the use of mirtazapine (Remeron®) in combination with one or more SSRIs for the treatment of depression. Three of the generic drug manufacturers sued by the Company filed antitrust claims against the Company as counterclaims in the infringement actions brought by the Company. In addition, antitrust claims were filed against the Company in the United States on behalf of nine large chain store and grocery store pharmacies, and by alleged classes of direct and indirect purchasers of Remeron®. These cases were consolidated in the Federal District Court of New Jersey. In addition to these cases, the state attorneys general of the States of Texas, Florida, and Oregon opened civil investigations to determine if the Company's conduct violated their respective laws and the Federal Trade Commission (FTC), working with the State Attorneys General, opened a civil investigation to determine whether the Company violated federal law.

Back to Contents

In April 2004, the Company reached settlements with the three generic manufacturers in an aggregate amount of USD 28 million. In September 2004, the Company reached a settlement with the indirect purchaser class (class of consumers and third party payers in the United States who paid for mirtazapine during the relevant period) for total consideration of USD 36 million. This settlement also resolved the claims and investigations of the three state attorneys general that had commenced investigations as well as the claims of all other states. The FTC announced that in light of the states’ settlement it was closing its investigation without taking any action. The indirect purchasers’ and state attorneys’ general settlement is subject to certain conditions including, but not limited to, approval by the Federal District Court of New Jersey. In September 2004, the Company also settled with the nine large chain store and grocery store plaintiffs. The Company continues to believe that its actions in obtaining and enforcing its intellectual property rights were appropriate. However, given the costs and risks of defending these actions, the Company took the opportunity to resolve these matters. Including legal costs the Company recognized a total pretax charge of EUR 89 million for the Remeron® cases during 2004.

The action brought by an alleged class of direct purchasers remains pending in the Federal District Court in Newark, New Jersey. In September 2004, the District Court entered an order dismissing three of the five claims brought by those direct purchasers while denying the plaintiff’s motion for partial summary judgment. In February 2005 the District Court entered an order denying the plaintiff’s motion for partial summary judgment on the issue of establishing monopoly power and granting the Company’s motion for summary judgment with respect to “establishing monopoly power via the direct evidence approach.” The Court indicated that it would address the Company’s pending motion for summary judgment with respect to “the traditional market definition approach” in a “future opinion.” That motion, as well as the Company’s motion for summary judgment addressed to plaintiff’s two remaining claims, remain outstanding, as does the plaintiff’s motion for class certification and its motion for partial summary judgment with respect to an aspect of one of its claims. No trial date has been set. The Company will continue to defend the remaining claims vigorously.

There are pending against Akzo Nobel N.V. and its subsidiaries a number of other claims, all of which are contested. The Company is also involved in disputes with tax authorities in several jurisdictions. Furthermore, in the context of the divestitures of businesses the relevant Akzo Nobel companies have agreed to indemnify and/or provide guarantees to the buyers (and/or their successors and assigns) regarding certain representations and warranties or developments.

While the outcome of these claims, disputes, indemnifications and guarantees cannot be predicted with certainty, the Company believes, based upon legal advice and information received, that the final outcome will not materially affect the consolidated financial position of the Company but could be material to the Company’s result of operations or cashflows in any one accounting period.

The Company will be responsible for any liabilities arising out of antitrust litigation.

Akzo Nobel is involved in investigations by the antitrust authorities in the European Union, the United States, and Canada into alleged violations of the respective antitrust laws for some products in these jurisdictions. The Company is fully cooperating with the authorities in these investigations. In addition, the Company is defending civil damage claims in relation to some of these alleged antitrust violations. At December 31, 2003, the Company had a provision for antitrust cases of EUR 75 million. Fines, civil damage settlements, and legal costs incurred in 2004 in connection with these cases amounted to EUR 5 million (2003: EUR 27 million).

Back to Contents

In 2004, based on an estimate of probable fines, civil damage claims, and costs to be paid over a number of years to come–taking into account legal advice and the current facts and circumstances–the Company added EUR 110 million to the provision for antitrust cases. This addition to the provision also includes amounts related to the fines of EUR 21 million, imposed by the European Commission in December 2004 in connection with Akzo Nobel companies’ alleged involvement in a cartel for choline chloride, and of EUR 84.5 million, imposed by the European Commission in January 2005 for alleged involvement in a monochloroacetic acid cartel. The Company has appealed both decisions. At December 31, 2004, the provision for antitrust cases amounted to EUR 180 million.

In January 2005 the Company received a Statement of Objections by the EU Commission regarding an alleged EU cartel in Hydrogen Peroxide and Persalts. In this case as well as in investigations by the US DOJ and the Canadian Bureau of Competition into alleged antitrust violations in Hydrogen Peroxide in North America the Company is fully cooperating with the authorities. The Company believes that discussions with the US DOJ regarding a possible disposition of the matter may be finalized in the next few months.

It should be understood, however, that in light of possible future developments such as (a) the outcome of investigations of the various antitrust authorities, (b) potential additional lawsuits by (direct or indirect) purchasers, (c) possible future civil settlements, and (d) rulings or judgments in the pending investigations or in related civil suits, the antitrust cases may result in additional liabilities and related costs. However, the Company at this point in time cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts with sufficient certainty to allow such amount or range of amounts to be meaningful. Moreover, if and to the extent that the contingent liabilities materialize, they are typically paid over a number of years and the timing of such payments cannot be predicted with confidence. The Company believes that the aggregate amount of any additional fines and civil damages to be paid will not materially affect the Company's financial position. The aggregate amount, however, could be material to the Company's results of operations or cash flows in any one accounting period.

With regard to Flexsys, a 50/50 joint venture for rubber chemicals with Solutia Inc., authorities in the United States, Canada, and Europe are investigating alleged antitrust violations in the rubber chemicals industry. We have been informed by Flexsys management that it is cooperating with the authorities and will continue to do so. In April 2005 both Flexsys and the Company received a Statement of Objections by the EU Commission. Based on this Statement of Objections the Company has reason to believe that Flexsys and the Company will not be fined by the EU Commission. We are also aware of a number of purported class actions and individual actions having been filed against Flexsys in federal court (by direct purchasers) and in various state courts (by alleged indirect purchasers) in the United States, and in the provinces of Quebec and Ontario, Canada. We are informed that fifteen of the U.S. state court actions have been dismissed against Flexsys on various grounds and that motions to dismiss or otherwise dispose of the remaining cases are still pending in seven remaining state cases. The Company is named as codefendant in the federal actions and in one state action in Tennessee. Flexsys has entered a settlement agreement with the plaintiffs in the federal class action, subject to certain conditions including but not limited to final court approval. (currently scheduled for June 21, 2005). The settlement resolves the plaintiffs’ claims against the Company. Flexsys has recognized certain provisions for these cases and the Company does not believe that it will be liable for funding any judgments against, settlements made by, or related costs incurred by Flexsys. The carrying value of the Company’s investment in Flexsys, however, may be affected by these cases.

Back to Contents

Product liability claims could adversely affect the Company’s business and results of operations.

Given the widespread impact that brand-name drugs have on the health of patient populations, pharmaceutical and medical devices companies have historically been subject to large product-liability claims and settlements caused by the use of their products. The Company also runs the risk of product liability claims from its Coatings and Chemicals products. The Company is currently involved in a number of product liability cases claiming damages as a result of its products. It believes that any reasonably foreseeable unaccrued costs and liabilities associated with such matters will not have a material adverse effect on the Company’s consolidated financial position but could be materially adverse to its results of operations. There can, however, be no assurance that a future product liability claim or series of claims that are not fully covered by insurance would not have an adverse effect on the Company’s business or results of operations.

The Company’s business will continue to expose it to risks of environmental liabilities.

The Company uses hazardous materials, chemicals, biological and toxic compounds in its product development programs and manufacturing processes, which have exposed it, and in the future could expose it, to risks of accidental contamination and events of noncompliance with environmental laws and regulatory enforcement, and personal injury and property damage claims resulting therefrom. If an accident occurred or if the Company were to discover contamination caused by prior operations, it could be liable for cleanup obligations, damages or fines, which could have an adverse effect on its business and results of operations.

The environmental laws of many jurisdictions impose actual and potential obligations on the Company to remediate contaminated sites. These obligations may relate to sites:
-	that the Company currently owns or operates;
-	that the Company formerly owned or operated; or
-	where waste from the Company’s operations was disposed.

These environmental remediation obligations could significantly reduce the Company’s operating results. In particular, the provisions and accruals for these obligations may be insufficient if the assumptions underlying the accruals prove incorrect or if the Company is held responsible for additional, currently undiscovered contamination.

Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and increase potential liabilities of the Company, and could subject the Company’s handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case.

Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby harming Akzo Nobel’s business and operating results.

Exchange rate fluctuations can have a harmful impact on the Company’s financial results.

The Company has operations in more than 80 countries throughout the world. As a result, a substantial portion of its assets, liabilities, revenues and expenses are denominated in various currencies other than the euro, principally the U.S. dollar, the British pound, the Swedish krona, the Japanese yen, and Latin American and Asian currencies. Because the Company’s financial statements are denominated in euro, fluctuations in currency exchange rates could have a material impact on its reported results.

Back to Contents

The Company’s financial condition and results of operations could be adversely affected if the Company does not successfully mitigate risks associated with interest rate changes.

A portion of the Company’s investments, loans and borrowings bear interest on a non-fixed basis. Accordingly, changes in interest rates can affect the cost of these interest-bearing investments, loans and borrowings. The Company mitigates interest risk by financing noncurrent assets and a certain portion of current assets with equity, long-term liabilities and long-term borrowings with fixed interest rates. In the event that this strategy is not successful, the business, financial condition and operating results of the Company could be materially and adversely affected as a result of changes in interest rates.

Adverse stock market developments may affect assets of pension funds, causing higher pension charges and pension premiums payable.

The Company has a number of defined benefit pension plans, covering the majority of its employees. Plan assets principally consist of long-term interest-earning investments, quoted equity securities, and real estate. The performance of stock markets could have a material impact on the Company’s financial statements as some 45 percent of plan assets are equity securities. The poor performance of the stock markets in 2001 and 2002 had a negative influence on the investment results of Akzo Nobel’s pension funds, resulting in additional pension charges, pension premiums and payments to such funds. The pension charges in 2002 were EUR 80 million higher than in 2001, while pension charges for 2003 were EUR 130 million higher than in 2002. Furthermore, the Company recognized an additional minimum unfunded pension liability of EUR 1.8 billion (pre-tax), at December 31, 2002.

As a result of some recovery of the stock markets in 2003, pension charges for 2004 were EUR 50 million lower than in 2003. Due to further recovery of the stock markets in 2004, 2005 pension charges will be EUR 50 million lower than in 2004 (based on International Financial Reporting Standards, under which the Company will report as from January 1, 2005). The additional minimum unfunded pension liability at December 31, 2004, decreased to EUR 1.2 billion (pre-tax).

A downgrading by credit rating agencies could result in higher financing costs or reduced availability of credit.

At present the Company’s long-term credit rating from Moody’s is A3 with a short-term rating of P-2, both with a so-called “stable outlook”. The current long-term credit rating from Standard & Poor’s is A- and their short-term rating is A-2, both with a so-called “negative outlook”.

The present rating is three notches above the so-called “high-yield zone”. However, if the Company’s rating would decline or would approach or enter the high-yield zone, this would result in increased financing costs for the Company and could also reduce availability of credit, especially at commercially acceptable rates.

A security rating is not a recommendation to buy, sell or hold securities. The rating may be subject to revision or withdrawal at any time by the rating organization. Each rating should be evaluated independently of any other rating.

Back to Contents

Because the Company conducts international operations, it is exposed to a variety of risks, many of them beyond its control, that could adversely affect its business.

Akzo Nobel is a global company with operations in Europe, North America, Latin America, Asia, the Middle East and Africa. In addition to general business risk and the risks described in this section, the Company’s international operations are subject to a variety of potential risks including: political and economic instability, the risk of hyperinflation in some countries, currency and interest-rate fluctuations, lack of local business experience, difficulty in enforcing property rights, local security concerns, and language and other cultural barriers. In addition, changes in the tax laws of some countries where the Company does business can affect the Company’s net income.

Item 4. INFORMATION ON THE COMPANY

Akzo Nobel N.V. is a public limited liability company (“Naamloze Vennootschap”) organized under the law of the Netherlands for an indefinite period. The principal executive offices of Akzo Nobel N.V. are located at Velperweg 76, 6824 BM Arnhem, the Netherlands. Its telephone number is +31 (26) 366 4433 and the fax number is +31 (26) 366 3250. The E-mail address is ACC@akzonobel.com. The address of the Company’s website is www.akzonobel.com. Any correspondence regarding this Annual Report on Form 20-F should be directed to the Company Secretary.

The name and address of the person authorized to receive notices and communications from the U.S. Securities and Exchange Commission is:

M. Kennith Frank III
SVP and General Counsel Akzo Nobel Inc.
Akzo Nobel Inc.
7 Livingstone Avenue
Dobbs Ferry, NY 10522-2222
+1 (914) 674-5181

Copies to:
A. Jan A.J. Eijsbouts	and	Richard C. Morrissey, Esq.
General Counsel		Sullivan & Cromwell LLP
Akzo Nobel N.V.		1 New Fetter Lane, London EC4A 1AN
Velperweg 76		United Kingdom
6824 BM Arnhem		+ 44 (207) 959 8900
The Netherlands
+31 (26) 366 2730

OVERVIEW

Akzo Nobel is an international company that serves customers around the world with healthcare products, coatings, and chemicals.

Headquartered in the Netherlands, Akzo Nobel had activities in more than 80 countries and employed 63,600 people during 2004. Sales in 2004 were EUR 12.7 billion, with Pharma, Coatings, and Chemicals accounting for EUR 3.2 billion, EUR 5.2 billion, and EUR 4.3 billion, respectively.

Back to Contents

In the pharmaceutical industry, Akzo Nobel is smaller than many of its competitors, but it has significant positions in products for female reproductive therapy and anesthesiology. Akzo Nobel believes that based on sales it is the largest coatings producer in the world; its products and markets vary widely from architectural paints in some countries to industrial coatings in others. In the chemical products industry, Akzo Nobel is a significant competitor in a number of markets, and on a global basis the Company competes with a number of larger chemical companies.

Demand for Akzo Nobel's products, particularly its chemical and coatings products, is generally reflective of the overall health of economies in Western Europe, the United States, and Asia, and is, except for certain Coatings and Chemicals activities, generally not seasonal in nature.

It is Akzo Nobel’s objective to develop or acquire new and defend existing leading positions in its markets, while maintaining structural long-term profitability. In addition to its core business, the Company focuses on the development of new and improved products in major growth sectors that draw on the Company’s technological and marketing know-how. The Company is pursuing expansion in Eastern Europe, SouthEast Asia and Latin America.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Akzo was created in 1969, out of the merger between AKU N.V. (“AKU”) and Koninklijke Zout-Organon N.V., and in 1994 it was renamed Akzo Nobel, after the merger with Nobel Industries AB (“Nobel”).

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

In July 1998, Akzo Nobel acquired Courtaulds plc (“Courtaulds”), an international chemical company with leading positions in high-tech industrial coatings and man-made fibers. Its best known brands, International Paints, Courtelle acrylic fibers, and Tencel®, a new cellulosic fiber, were included in the acquisition. Courtaulds, which was founded in 1816 as a silk weaving company, pioneered the global man-made fiber industry at the beginning of the 20th century. In the 1960s Courtaulds acquired International Paint and Pinchin Johnson.

Back to Contents

In November 1999, the Company acquired Hoechst Roussel Vet (“HR Vet”), the veterinary business of Hoechst AG. Through this acquisition, Intervet, the veterinary medicines business of Akzo Nobel became a significant player in the veterinary medicines business.

After the Courtaulds acquisition, the fibers operations of Akzo Nobel and Courtaulds were combined into a separate organization, named Acordis. At December 31, 1999, Acordis was sold to a newly established company. Akzo Nobel retained a stake–at present of some 20 percent–in this company, which is gradually divesting its activities.

In September 2003, we announced the plans to divest the Catalysts, Phosphorus Chemicals, and Coating Resins businesses to create room to maneuver and improve the Company’s balance sheet. Together, these solid and profitable businesses represented EUR 0.8 billion in consolidated sales, on an annual basis. In 2004 the divestments were completed generating approximately EUR 1.0 billion.

In February 2005, the new strategic focus for Chemicals was announced, which will result in a smaller, but stronger, portfolio. As a consequence of this new focus, the Company intends to divest several businesses that do not fit in this new strategy, including Ink and Adhesive Resins, Oleochemicals, Salt Specialties, PVC Additives, Solar Salt Australia, and Methyl Amines/Choline Chloride. All the activities earmarked for divestment represent a total of around EUR 700 million in 2004 sales.

Over the years, Akzo Nobel acquired and divested numerous other activities and businesses, which all were of a much lesser size than the ones mentioned above. For recent acquisitions and divestments reference is made to Note 2 of the Notes to the Consolidated Financial Statements.

For a list of the Company’s subsidiaries, see Exhibit 8 to this Report, which is incorporated by reference herein.

B. BUSINESS OVERVIEW

Operations are organized in three groups on the basis of affinity between activities: Pharma, Coatings and Chemicals. Within each group the activities are carried out in business units.

The Board of Management is the highest executive authority. At the corporate level, key tasks are coordinated in the fields of strategy; finance; control; human resources; technology; legal affairs and intellectual property; communications; health, safety, and environment; information management; and risk and insurance management.

STRATEGY

Akzo Nobel is a diversified multicultural group of companies with activities in pharma, coatings, and chemicals. Our ambition is to create above average economic value over the business cycle. We strive to be a company which talented, ambitious people are proud to work for. We also want to be a company that is respected in the societies in which it operates.

Capital allocation is focused on building sustainable leading business positions, reflected in attractive growth, returns significantly above the costs of capital, and substantial operational cash flows. We actively restructure and divest activities that do not meet these criteria. We are led by medium- to long-term value creation.

Back to Contents

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

We regularly evaluate the added value of the composition of our portfolio in a pragmatic way, driven by our value creation principle. As in the past, we will not shy away from bold moves.

Pharma Group

Our human healthcare activities are experiencing a period of declining sales. As a consequence, we have lowered the cost base and will continue to critically scrutinize the organization for further adjustments. At the same time we will continue to invest heavily in R&D to boost our pipeline. We will focus on in-licensing in areas where we have strong market positions but lack sufficient products. On the other hand, we are actively out-licensing and partnering in areas where we have limited development and marketing capabilities. We are focused on restoring growth in the medium term through the quality of our pipeline.

We have integrated Organon and Diosynth effective January 2005. Diosynth is our focused niche player in the Active Pharmaceutical Ingredients market and our main biotech activity. Diosynth’s third-party business will be continued under the name Diosynth. The integration will enable us to combine existing biotechnology competencies and reduce the complexity of our organization.

We are the third largest company in animal health in the world. We aim to remain a global leader through autonomous growth, aided by our strong commitment to R&D, and–where appropriate–acquisitions.

Pharma’s medium-term financial targets are a return on sales (ROS) of around 17.5 percent and a return on investment (ROI) of 35 percent. For the long term, we strive for a ROS of over 20 percent and a ROI of 40 percent. In 2004, ROS1 and ROI2 were 12 percent and 16 percent, respectively.

Coatings Group

Our coatings business is the world leader. It embraces most of the markets in both consumer and industrial applications for paints and coatings.

We are focusing on growth in the emerging markets of Asia, Eastern and Central Europe, and South and Central America through autonomous development and acquisitions. We will also continue to enhance our presence in the mature markets through selected acquisitions.

Our ambition is to remain market leader and to participate in the worldwide consolidation of the coatings industry, which we believe is inevitably necessary because our supplier and customer base strengthens globally.

1	ROS is operating income divided by 1 percent of net sales.
2	ROI is operating income divided by 1 percent of the average invested capital at the beginning and end of the year.
Invested capital is total assets less cash and cash equivalents, less current liabilities, and exclusive of amounts related to the minimum pension liability.

Back to Contents

Our medium-term financial target is 25 percent ROI, leading in due course to around 30 percent. In 2004, ROI was 17.5 percent. However, excluding restructuring and impairment charges, ROI was 20.5 percent.

Chemicals Group

We have a wide spread of activities within our chemicals portfolio with a mixture of good leadership positions and several smaller market penetrations. The financial returns from the various businesses also differ. We are making a determined effort to streamline and fine-tune our Chemicals portfolio by concentrating on actively growing profitable businesses which we have identified within selected strategic markets. This will result in us exiting noncore businesses and rationalizing the support structure around the selected core platforms.

The leading guideline is to focus on profitable growth in those markets where we have a competitive advantage and should achieve sustainable, above-average financial returns.

In February 2005, we announced that as a consequence of this new focus, the Company intends to divest several businesses that do not fit in this new strategy, including Ink and Adhesive Resins, Oleochemicals, Salt Specialties, PVC Additives, Solar Salt Australia, and Methyl Amines/Choline Chloride. All the activities earmarked for divestment represent a total of around EUR 700 million in 2004 sales.

Our financial target is to achieve a ROI of around 17.5 percent over the economic cycle. In 2004, ROI was 33 percent. Excluding gains on divestments and restructuring and impairment charges, ROI was 15 percent.

BUSINESS UNITS

The business units and their products (as at December 31, 2004) are summarized below:

PHARMA GROUP

Organon

•	Brand-name prescription pharmaceuticals in the fields of contraceptives and infertility treatment, hormone therapy (HT) and osteoporosis, CNS products (antidepressants, antipsychotics), and muscle relaxants.

Intervet

•	Veterinary vaccines and pharmaceuticals.

Diosynth

•	Complex active pharmaceutical ingredients based on chemicals and biochemical processes.

As of January 1, 2005, Organon and Diosynth were integrated in one business unit, which combines Pharma’s know-how, especially in the biotechnology area, and simplifies supply chain management.

Back to Contents

COATINGS GROUP

Decorative Coatings

•	Coatings for decoration and protection of architectural structures for professional uses and the do-it-yourself sector.

Industrial Finishes

•	Coatings for industrial applications on wood and sheet metal (coil coatings).

Powder Coatings

•	Powder coatings for industrial application in architectural automotive, domestic appliance and other industrial markets such as coatings for pipes.

Car Refinishes

•	Finishes for passenger cars, commercial transportation, and automotive plastic components.

Marine & Protective Coatings

•	Coatings for protection and decoration of hulls, interiors, and superstructures of ships and yachts, aerospace coatings, protective coatings, and fire-retardant products for large plants and offshore installations.

Nobilas

•	Car accident management services.

As from January 1, 2005, Nobilas has been moved from the Coatings group to Other.

Back to Contents

CHEMICALS GROUP

Pulp and Paper Chemicals

•	Pulp bleaching chemicals and chemicals for the manufacture of paper and board; specialty resins for adhesives and polymer manufacturing; high performance separation products for pharmaceuticals.

Functional Chemicals

•	Chelates, micronutrients, flame retardants, animal feed additives, PVC additives, and intermediates such as carbon disulfide, monochloroacetic acid, methyl amines and ethylene amines.

Surface Chemistry

•
Surfactants and fatty acids used in detergents, cleaning, and personal care, as well as in asphalt production and the agro, oil, mining, and textile industries; cellulosic specialties such as thickeners and additives for coatings, building materials, pharmaceutical products, food, mining and oil.

Base Chemicals

•	Chlorine and caustic soda for industrial applications.

Polymer Chemicals

•
Polymerization catalysts such as organic peroxides, metal alkyls, and custom-manufactured Ziegler-Natta systems for the polymer-producing industry; high-purity metal organics for the electronic industry, and intermediates for pharmaceutical products.

Salt

•	High quality salt for electrolysis, other chemical industries, food applications, and consumer use.

Energy

•	Supply of energy (cogeneration) and other utilities.

In February 2005, we announced that we will streamline the Chemicals portfolio in order to competitively realign the business for growth, profitability, and leadership positions in selected markets. These efforts will result in a smaller portfolio that is stronger, creates more value, and is better structured to meet our financial expectations. The Chemicals activities will be concentrated in five business units: Pulp & Paper Chemicals, Polymer Chemicals, Surfactants, Functional Chemicals, and Base Chemicals (the latter will comprise the Chlor-Alkali, Electrolysis Salt, and Energy businesses). We are committed to ensure that leading positions–which are key to our new strategy–will be established or consolidated. Expansion in growth markets such as China will also be prioritized.

As a consequence of this new focus, the Company intends to divest several businesses that do not fit this new strategy, including Ink and Adhesive Resins, Oleochemicals, Salt Specialties, PVC Additives, Solar Salt Australia, and Methyl Amines/Choline Chloride. All the activities earmarked for divestment represent a total of around EUR 700 million in 2004 sales, and any bids will be expected to reflect the value of the businesses concerned.

Back to Contents

ACTIVITIES OF AKZO NOBEL

Industry Segment Information

Akzo Nobel's financial reporting and industry segment information consists of results from the following groups: "Pharma", "Coatings" and "Chemicals". The information presented below illustrates the relative importance of the individual groups.

	Net sales			Operating income
Millions of euros	2004	2003[1]	2002[1]	2004	2003[1]	2002[1]

Pharma	3,246	3,550	4,008	398	538	747
Coatings	5,249	5,160	5,444	360	369	424
Chemicals	4,305	4,470	4,675	762	257	270
Miscellaneous products, intragroup deliveries, non-
allocated items and eliminations	(112)	(129)	(125)	(220)	(100)	(79)

Total	12,688	13,051	14,002	1,300	1,064	1,362

					Property, plant and equipment
	Identifiable assets			Expenditures			Depreciation
Millions of euros	2004	2003[1]	2002[1]	2004	2003[1]	2002[1]	2004	2003[1]	2002[1]

Pharma	2,999	3,153	3,195	158	210	297	151	158	152
Coatings	3,088	3,008	3,290	122	124	128	119	136	145
Chemicals	2,763	3,310	3,605	269	241	251	260	295	316
Miscellaneous products,
nonallocated and
eliminations, including
cash and cash
equivalents	3,237	2,130	2,208	2	6	13	10	10	9

	12,087	11,601	12,298	551	581	689	540	599	622
Nonconsolidated
companies	318	353	491

Total	12,405	11,954	12,789	551	581	689	540	599	622

Percent of total net sales and total operating income

		Net sales		Operating income
	2004	2003[1]	2002[1]	2004	2003[1]	2002[1]

Pharma	26	27	29	31	50	55
Coatings	41	40	39	28	35	31
Chemicals	34	34	33	58	24	20
Miscellaneous products and nonallocated	(1)	(1)	(1)	(17)	(9)	(6)

Total	100	100	100	100	100	100

1	2003 and 2002 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.

Back to Contents

Below a summary of the activities of each group is given. For more details on Akzo Nobel’s activities, reference is made to “Business Review and Developments at Business Units”. See Item 5 “Operating and Financial Review and Prospects” for a discussion on factors affecting comparability between periods.

Description of Pharma's Business

Akzo Nobel’s healthcare activities extend around the world. It engages in research, development, manufacturing, sales, and service in strategic areas of human and animal healthcare. These include prescription medicines, veterinary products, as well as complex active pharmaceutical ingredients.

Major Product Lines	Key Products/Applications		Competitive Position*

Prescription drugs, veterinary products, and complex active pharmaceutical ingredients	•	Contraceptives, infertility treatment, hormone therapy (HT) and osteoporosis, CNS products (antidepressants, antipsychotics), and muscle relaxants	•	Among top three suppliers of hormonal contraceptives, second largest in infertility products; among top five players in HT; investing for growth in CNS; world leader in neuromuscular relaxants

	•	Veterinary vaccines, and pharmaceuticals	•	World’s third-largest supplier of veterinary products; leading in veterinary vaccines

	•	Complex active pharmaceutical ingredients	•	Leading supplier of steroids and synthetic peptides, strong in heparins, and biopharmaceuticals

*	See the cautionary statements and the remarks on how the Company determined its competitive positions under Introduction on pages 3 and 4.

Pharma continues to work hard to reduce the complexity within its business units and improve operational efficiencies. U.S. dollar weakness and increasingly stiff competition, especially for Remeron® made these steps all the more important. The new strategy developed in 2003 was actively pursued with priorities for a clear focus on leading positions, alliances to strengthen our growth opportunities in other areas, and aggressive cost cutting.

Akzo Nobel’s business unit Organon has an international reputation based on quality products and innovative R&D. It is among a very few international companies conducting research into contraception. Sold as Desogen® in the United States, Marvelon® is one of the world’s most prescribed contraceptive pills. However, sales of our oral contraceptives have been adversely affected by generic competition in the United States. NuvaRing®, our contraceptive vaginal ring, was launched in the United States and Europe in 2002 and over 2003 and 2004 gathered sales momentum. The Company also produces fertility products and medicines for the treatment of menopausal complaints and, as an innovator in the field of psychiatric drugs, is marketing antidepressant Remeron®. However, after an unfavorable court ruling in December 2002 for Remeron®, this product lost its market exclusivity in the United States and has faced intense generic competition. In 2004, Remeron® also lost market exclusivity in certain countries in Europe.

In the fourth quarter of 2003, the Company concluded an agreement with Pfizer, whereby Pfizer and Organon will collaborate on the clinical development and manufacturing of asenapine, and co-promote the product in the United States, European Union, Japan and other markets. Asenapine is a potentially new

Back to Contents

psychotropic medication for the treatment of a variety of disorders that is in Phase III1 trials for schizophrenia and bipolar disorders. Pfizer made an initial payment of USD 100 million (EUR 88 million) in December 2003. The agreement with Pfizer also provides for additional milestone payments of up to USD 270 million, contingent upon gaining further regulatory approvals and the launch of asenapine in the United States, Europe and Japan, as well as the attainment of certain agreed sales levels.

Together with Sanofi-Synthélabo, the Company developed the new antithrombotic (pentasaccharide) Arixtra®, which has been approved and launched in the U.S. and Europe. Early in 2004, Organon transferred to Sanofi-Synthélabo its remaining rights and development obligations for Arixtra® and other oligosaccharides, such as idraparinux (SanOrg 34006), in exchange for revenues based on future sales from jointly developed antithrombotic products.

Diosynth is a leading manufacturer of complex active pharmaceutical ingredients, with production facilities in several countries. The company is active in biochemical extraction and purification, fermentation, industrial cell culture, and organic synthesis. Diosynth’s main products are heparin, insulin, gonadotropic hormones, steroids, synthetic peptides, carbohydrates, and opiate analogs. Through the acquisition of Covance Biotechnology Services Inc (in 2001), the Company believes that Diosynth has sufficient size and products to play a leading role in the developing biopharmaceutical market segment. In 2003 and 2004, Diosynth was increasingly confronted with deteriorating conditions in third-party markets for both chemical and biotech products, and with lower captive demand from Organon. To address this situation, restructuring programs were carried out in 2004.

In January 2005, we completed the integration of Diosynth and Organon. The integrated business unit combines Pharma’s know-how, especially in the biotechnology area, and simplifies supply chain management. Third-party customers of Diosynth will continue to be served under the Diosynth name.

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

1	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety.

Back to Contents

The following is the current pipeline (Phase II and later).

Project	Description	Phase

Human healthcare
Reproductive Health
Org 3236 + TU	Male fertility control	II
Org 36286	Long-acting ovulation inducer	III
Org 50081	Serotonin -2- blocker (hot flashes)	III
Livial®	Selective tissue estrogenic activity regulator	III (approved outside the United States)
Implanon®	Progestogen implant	Approvable in United States (approved outside the United States)

Psychiatry
Org 24448	AMPA receptor modulator	II
Org 34517	HPA axis modulator	II
Org 50081	Serotonin -2- blocker (sleep disorders)	II
Asenapine	Dopaminergic, adrenergic and serotonergic antagonist	III (collaboration with Pfizer)

Anesthesia
Org 25969	Muscle relaxant binding agent	III

Cardiovascular
Org 42675	Dual inhibitor (anti-IIA/anti-Xa)	II

Active pharmaceuticals ingredients	Many products in various stages of development, in general on a contract manufacturing basis in the areas of biotechnology, synthetic peptides and steroids

Veterinary products	Numerous new products (vaccines and pharmaceuticals) in various stages of development

Explanatory remarks

Phase II	Determination of close and initial evaluation of efficacy, conducted in a small number of patients.
Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety.
Filed	Marketing authorization application (Europe) or new drug application (United States) filed with regulatory authorities.
Approvable	The FDA in principle has a positive opinion on the product but has some additional questions, which may of may not imply additional clinical studies. Also the labeling might still be subject of discussion.

Back to Contents

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

Major Product Lines	Key Products/Applications		Competitive Position*

Coatings and related products	•	Coatings for decoration and protection of architectural structures	•	Market leader in Europe

	•	Powder coatings, coatings for wood, metal, coil and plastics, and non-stick coatings	•	World leader in selected markets

	•	Coatings for protection and decoration of hulls, interiors, and superstructures for ships and yachts, aerospace coatings, protective coatings, and fire-retardant products for large plants and offshore installations	•	World leader

	•	Finishes for passenger cars, commercial transportation and automotive plastic components	•	Among top three global suppliers

	•	Claims and fleet solutions	•	Potential leading provider in all areas of accident management services

*	See the cautionary statements and the remarks on how the Company determined its competitive positions under Introduction on pages 3 and 4.

Akzo Nobel’s global strategy for its coatings business is to extend leading positions in clearly defined product areas and specialist niche markets, which demand high levels of technical expertise and customer service. Major acquisitions in the last years, combined with organic growth, lifted Coatings to the world’s number one position based on sales. We aim to strengthen this position through further organic growth and bolt-on acquisitions. Growth in mature markets is expected to remain in line with GDP. Opportunities exist in emerging markets and in technology switches often driven by environmental considerations. In the fragmented worldwide coatings market, we, as the world leader, only represent 8 percent. This market is in a process of consolidation, and we believe that our global positions in many fields will enable us to play a leading role.

The Company supports the international initiative of Coatings Care®–a program for continuous improvement in Safety, Health, and the Environment–and is constantly seeking optimal ways to match the principles of eco-efficiency with those of high performance.

Within the field of decorative coatings, Akzo Nobel has a number of top-quality professional and do-it-yourself brands, which target national markets (e.g. Crown® (United Kingdom) and Flexa® (the Netherlands)), multinational markets (e.g. Nordsjö® and Trimetal®) and truly international markets (e.g. Sikkens®, Levis®, and Sadolin®). The strength of these brands reflects the Company’s color

Back to Contents

know-how and customer orientation, as well as the excellent performance and high environmental profile of its waterborne and high-solids paints.

Another prominent area is industrial coatings, especially volatile organic compounds (“VOC”)-compliant waterborne paints, high solids, and powder coatings, which are used to beautify and protect metal, plastic, and wooden substrates. Applications range from home appliances to wooden furniture and heavy-duty goods vehicles. The Company is the market leader in powder coatings and is strong in industrial wood finishes, coil coatings, and plastic coatings.

The Car Refinishes business includes the car repair and commercial vehicles sector. With Sikkens®, Akzo Nobel Coatings has been a major player for years, ensuring a fast, efficient, and top-quality result for every type of repair. Combined worldwide expertise enables it to develop new technologies and products of the highest quality continually. The Company also offers the equipment and expertise to go with these products, such as the revolutionary Automatchic system, which permits bodyshops to measure and match colors on the spot, or the CarInfo II system, which automates administrative processes in the bodyshop and produces a wealth of management information that can greatly improve bodyshop profitability.

The Company is an international market leader in marine, yacht, and protective coatings for heavy-duty applications, such as oil rigs. The Company’s tradename International® is well known all over the world. The Company supplies antifouling coatings that keep ships’ and yachts’ hulls free of barnacles, making it easier for them to travel through the water thereby saving fuel costs for owners. The Company also provides paints for ships’ superstructures, such as Interfine®, which transforms rust stains into colorless deposits.

The Company offers a wide range of VOC-compliant coatings and other products qualified by the world’s major aircraft manufacturers and used for aircraft maintenance.

Through Nobilas, the Company provides accident management services to insurers, corporate fleet owners, car leasing, and rental companies. It draws on the knowledge and experience of Car Refinishes in this area of activity. Building the organization and proving the concept was the focus for 2004. Accelerated growth is the objective for next years.

Back to Contents

Description of Chemicals' Business

The portfolio of Akzo Nobel Chemicals is a mix of specialty, functional, and commodity chemicals based upon leading positions in selected areas of the chemical industry.

Major Product Lines	Key Products/Applications		Competitive Position*

Specification, functional, and specialty chemicals	•	Pulp bleaching chemicals and chemicals for the manufacture of paper and board; specialty resins for printing ink, adhesives and polymer manufacturing; high performance separation products for pharmaceuticals	•	World leader in pulp bleachingchemicals, and strong worldwideposition in paper chemicals

	•	Functional chemicals such as chelates, micronutrients, animal feed additives, PVC additives, and intermediates such as carbon disulfide, monochloroacetic acid, methyl amines and ethylene amines	•	Leading or strong worldwide positions

	•	Surfactants and fatty acids used in detergents, cleaning, and personal care, as well as in asphalt production and the agro, oil, mining, and textile industries; cellulosic specialties as thickeners and additives for coatings, building materials, pharmaceutical products, food, mining and oil; expandable microspheres	•	Leading or strong worldwide positions

	•	Polymerization catalysts such as organic peroxides, metal alkyls and custom manufactured Ziegler-Natta systems for the polymer-producing industry; high-purity metal organics for the electronic industry, and intermediates for pharmaceutical products	•	Leading or strong worldwide positions

	•	Chlorine and caustic soda for industrial applications	•	Leading positions in Northwest Europe

	•	Salt for electrolysis, other chemical industries, food applications and consumer use	•	Leading position in Northwest Europe, and global leader in vacuum salt

*	See the cautionary statements and the remarks on how the Company determined its competitive positions under Introduction on pages 3 and 4.

Back to Contents

Akzo Nobel is a leader in environmentally compatible pulp bleaching chemicals, notably with sodium chlorate worldwide, and is strong in hydrogen peroxide. The Company is also a prominent producer of chemicals for the wet-end manufacture of paper and board, notably retention and drainage agents, wet-strength resins, and sizing agents.

Akzo Nobel is strong in functional chemicals. It is the world’s principal producer of chelates, which deliver micronutrients to plants, and make organophosphorus-based fire retardants for plastics and hydraulic fluids. In addition, Akzo Nobel is a leading global producer of ethylene amines. Other key products include monochloroacetic acid, in which the Company leads the worldwide market, as well as carboxymethyl cellulose, which serve as water-soluble thickening agents, and choline chloride, a food and feed additive.

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

Akzo Nobel is the largest producer of salt for electrolysis in Northwest Europe, and manufactures high-quality evaporated salt with strong consumer brands such as JOZO®. The production and electrolysis of salt both require a great deal of energy. By operating in joint ventures with Dutch electricity distribution companies, the Company is able to make use of combined heat and power (cogeneration). The Company has been active in cogeneration since the 1930s.

In addition, the Company has established a strong presence, both globally and regionally, through joint ventures. Joint ventures include Flexsys, with Solutia (number one worldwide in the production of rubber processing chemicals).

In 2004, the Company divested the Catalysts, Phosphorus Chemicals, and Coating Resins businesses to create room to maneuver and improve the Company’s balance sheet. Proceeds were approximately EUR 1.0 billion.

In February 2005, we announced that we will streamline the Chemicals portfolio in order to competitively realign the business for growth, profitability, and leadership positions in selected markets. These efforts will result in a smaller portfolio that is stronger, creates more value, and is better structured to meet our financial expectations. The Chemicals activities will be concentrated in five business units: Pulp & Paper Chemicals, Polymer Chemicals, Surfactants, Functional Chemicals, and Base Chemicals (the latter will comprise the Chlor-Alkali, Electrolysis Salt, and Energy businesses). We are committed to ensure that leading positions–which are key to our new strategy–will be established or consolidated. Expansion in growth markets such as China will also be prioritized.

As a consequence of this new focus, the Company intends to divest several businesses that do not fit this new strategy, including Ink and Adhesive Resins, Oleochemicals, Salt Specialties, PVC Additives, Solar Salt Australia, and Methyl Amines/Choline Chloride. All the activities earmarked for divestment represent a total

Back to Contents

of around EUR 700 million in 2004 sales, and any bids will be expected to reflect the value of the businesses concerned.

GEOGRAPHIC DATA

Below, geographic information for Akzo Nobel is presented for net sales, operating income, identifiable assets and expenditures for property, plant and equipment.

	Net sales by region of destination			Net sales by region of origin			Operating income
Millions of euros	2004	2003	2002	2004	2003	2002	2004	2003	2002

The Netherlands	826	825	816	2,624	2,546	2,662	72	171	179
Germany	1,159	1,147	1,084	1,043	1,088	1,051	92	73	34
Sweden	506	510	517	1,152	1,102	1,184	30	66	95
United Kingdom	831	840	963	846	798	911	(110)	(118)	(16)
Other European
countries	4,012	3,963	3,951	2,918	3,100	3,016	508	509	591
USA and Canada	2,443	2,944	3,723	2,220	2,604	3,318	(72)	94	100
Latin America	726	704	767	490	470	506	67	60	96
Asia	1,535	1,453	1,513	1,084	1,022	1,064	158	125	140
Other regions	650	665	668	311	321	290	46	59	52
Result on divestments							509	25	91

Total	12,688	13,051	14,002	12,688	13,051	14,002	1,300	1,064	1,362

	Identifiable assets			Expenditures for property, plant and equipment
Millions of euros	2004	2003	2002	2004	2003	2002

The Netherlands	2,799	2,942	2,618	189	173	197
Germany	823	798	819	23	27	36
Sweden	846	773	798	60	55	36
United Kingdom	944	913	1,134	29	26	25
Other European countries	2,098	2,074	2,210	81	110	136
USA and Canada	1,636	2,014	2,772	52	81	177
Latin America	454	400	424	61	18	31
Asia	835	848	838	47	81	41
Other regions	284	302	306	9	10	10

	10,719	11,064	11,919	551	581	689
Eliminations and cash and cash equivalents	1,368	537	379
Nonconsolidated companies	318	353	491

Total	12,405	11,954	12,789	551	581	689

See Item 5 “Operating and Financial Review and Prospects” for a discussion on factors affecting comparability between periods.

Back to Contents

INSURANCE

Akzo Nobel’s insurance policy is part of a general risk management philosophy emphasizing the importance of creation of risk awareness throughout the entire organization and promotion of loss control efforts. Risk finance, normally in the form of insurance, is seen as a last resort to provide financial coverage for mainly catastrophe-like events. Events of frequent nature with limited financial effect are self-insured with the use of 100-percent-owned captive insurance companies. The limits of insurance are based on loss scenarios as well as normal practice in Akzo Nobel’s type of industry.

For property damage/business interruption, for 2005 in general, the exposure retained in the captive insurance arrangements is limited to EUR 12 million per occurrence with an annual aggregate of EUR 25 million. When losses exceed this annual aggregate, external insurers will provide coverage from a deductible level of EUR 1 million. Damages from acts of terrorism are excluded from insurance coverage. For damages from natural disasters Akzo Nobel retains 10 percent of these damages. The maximum amount of loss covered by external insurers for property damage/business interruption is EUR 250 million.

For general and product liability of Coatings, Chemicals, and Intervet and for general liability of Organon (including Diosynth), in 2005 the exposure retained in the captive insurance arrangements is limited to EUR 10 million per claim with an annual aggregate of EUR 20 million. When losses exceed this annual aggregate, external insurers will provide coverage from a deductible level of EUR 0.5 million. For product liability of Organon (including Diosynth), in 2005 the exposure retained in the captive insurance arrangements is limited to EUR 25 million per claim without any annual aggregate. Liabilities as a result of acts of terrorism are excluded from insurance coverage. The maximum amount of loss covered by external insurers for general product liability is EUR 400 million plus in excess thereof USD 300 million.

HUMAN RESOURCES

Akzo Nobel’s decentralized organizational structure supports its ambitions and offers the Company’s employees broad scope and responsibility in various disciplines, permitting them to develop their talents at an early stage of their careers. Akzo Nobel provides opportunities and resources; employees can use these to develop their skills and to be ready for change even before it becomes a necessity.
Some recent developments in this area are described below.

In order to place a stronger focus on identified areas for improvement, the Board of Management has decided to implement a consistent approach to performance management throughout Akzo Nobel. The new Performance & Development Dialog (“P&D Dialog”) program, which is based on best practices from various business units and outside organizations, was launched in December in all business units. The new program includes six core Akzo Nobel competencies which will help embed our values and business principles in each employee’s daily work and behavior. Also included in the process are three people management skills, which will drive people management excellence throughout the Company.

The establishment of this performance appraisal program throughout Akzo Nobel will enable our global businesses to place a more consistent focus on high quality people management. The P&D Dialog supports the annual alignment of individual objectives with business direction, fosters ongoing performance and development dialog, and ensures each year a fair and transparent overall assessment and rating for every employee. The implementation is heavily supported by communication and training at business unit and country level and is targeted to involve the majority of employees in 2005, with completion envisaged in 2006.

Back to Contents

A major review of our executive compensation scheme took place during the summer of 2004. By the end of the year, this resulted in the announcement of the new remuneration program for all executives, which will remain strongly EVA-based. The program differentiates individual executive compensation via a strong link to the overall performance rating from the new P&D Dialog, drives teamwork between businesses by strengthening the focus on Akzo Nobel’s results, and ensures alignment with market developments in terms of cash payment and equitable compensation.

In April 2004, the Employee Share Plan was discontinued. The main reasons were the complexity and costs in administrating this relatively small program. A commitment was made by the Board of Management to find a replacement which is more practical and meaningful to all interested parties. Early in 2005, a plan was announced to create an Akzo Nobel Community Fund for projects proposed and conducted by employees at Akzo Nobel worldwide.

RESEARCH AND DEVELOPMENT

Through strong customer and market orientation, our R&D activities provide an excellent platform for sustainable business development. We are focusing on innovative approaches and technologies that ensure continuity and profitable growth. In 2004, R&D expenditures amounted to EUR 823 million, down 7 percent from 2003. The main driver continued to be Pharma, which accounted for 63 percent of Akzo Nobel’s total R&D expenditures. Total R&D staff decreased from 7,000 at year-end 2003, to 6,700 at year-end 2004. Pharma’s R&D expenses were maintained at 16 percent of sales, reflecting its continuous commitment to research and development. R&D expenditures as incurred by each of the groups are as follows:

	Millions of euros		percent of sales
	2004	2003	2004	2003

Pharma	518	566	16	16
Coatings	168	164	3	3
Chemicals	122	132	3	3

Pharma Group

Organon

In 2004, Organon radically changed its R&D policy and structure. The organizational structure now covers the entire R&D process from the early exploratory stage up to demonstration of Proof of Concept. This new policy focuses even more on the elaboration of new creative ideas, but always against the backdrop of sufficient output generation. Over time, this approach should fill the pipeline with innovative drug candidates.

R&D achievements help move Organon forward and the progress made in 2004 gives us confidence. Follistim®-AQ™ cartridge was approved in the United States, which should add to sales of this key fertility product. The asenapine program with Pfizer has made good progress. Phase III is well under way; FDA and European EMEA submissions are planned for the first half of 2007. The approvable letter for the Implanon® birth control implant should also positively affect the second half of 2005 in the United States. There was, however, some negative R&D news, most notably the FDA rejection of our application for the antidepressant gepirone ER.

Back to Contents

The reorganization and restructuring programs implemented in 2003 resulted in the formation of R&D teams for our key compounds. Organon now holds a competitive pipeline with five compounds in phase III and seventeen compounds in exploratory development (including phase II).

Intervet

In 2004 Intervet improved the infrastructure for the development of new products. Intervet received approval to market several new products in Europe during 2004, including an innovative vaccine against Glässer’s disease in pigs and a novel vaccine against strangles, a painful and debilitating disease of horses. Intervet is the first company ever to obtain an EU authorization for this bacterial, genetically modified vaccine.

Following FDA approval, Vetsulin™–the first insulin to treat diabetes in dogs–was launched in the U.S. market. Canine and equine dewormers were introduced in the American OTC market, which also benefited from the reintroduction of some vaccines in the companion animal health and livestock market.

Diosynth

In 2004, the number of new development contracts for the biotechnology market increased strongly. From January 1, 2005 onwards Diosynth will be integrated in the business unit Organon, which will combine Pharma’s know-how, especially in the biotechnology area.

Other

Nobilon, Akzo Nobel’s human vaccine initiative, developed according to plan during 2004. The modern cell culture facilities for antigen production were not only approved for compliance with international Good Manufacturing Practice (GMP) but already came in full production. The development program for the first human vaccines started with an injectable human influenza vaccine and, in parallel, a modified live intranasal vaccine in cooperation with BioDiem. These and other vaccines in development will be based on innovative cell culture technology, which ensures more flexible capacity and products of high quality and purity.

Coatings Group

In the customer-driven, technology-based organization of the Coatings business units the main driver for R&D is defining customer specific solutions. The framework for the carefully balanced portfolio of both short-term and long-term innovation projects is set by three main prerequisites:

•	meeting environmental regulations
•	improving the performance of products also in color aspects
•	defining and applying novel product and process technologies.

These projects are executed by the various business units in geographically spread locations, always in the vicinity of the markets they serve. Typical examples of achievements during 2004 are:

•	Decorative Coatings introduced a new state-of-the-art tinting system, whereby the basic principle is to offer any color across our product range via a system of innovative colorants.
•	Car Refinishes developed a unique temporary paint system which can be peeled off after use.
•	Marine & Protective opened a new R&D laboratory in the United Kingdom as a part of the business unit’s ongoing investment in R&D facilities around the world.
•	Powder Coatings continued to focus on innovation in the Interpon® and Restcoat® products and services, and launched the “Elements” special effects range in Europe, for use by general trade coaters.

The focus of our long-term-innovative R&D programs is gradually shifting toward new generation polymer engineering, applying new academic science, and creatively utilizing the potential of nanotechnology.

Back to Contents

Chemicals Group

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

To ensure access to developments in the scientific world and to be able to explore and exploit the latest technologies, business units also work together in technology programs, often including university partners. These efforts are supported by centers of excellence. These programs include:

•	reduction of energy and raw material consumption by applying front end separation technology
•	waste and energy reduction using modern solid catalysts
•	closed loop production through process intensification
•	low energy routes to high quality emulsions
•	more stable and safer processes by application of control room simulation
•	prospects of nanochemistry
•	shortening time to market and/or time to production by high throughput experimentation.

With the aim to start up and significantly grow (new) businesses, an integrated team of business and R&D professionals–called The Innovations Unit–exploits ideas, internal competencies, and portfolio synergies. This approach has already led to promising results. R&D successes were particularly achieved in the area of process yield improvements at several production units of Polymer Chemicals, promising new development in the areas of product quality and costs, both for vacuum and solar salt operations, improvement of energy efficiency in Akzo Nobel’s processes, and improvement in the efficiency of energy production by our joint ventures through Combined Heat and Power generation.

CORPORATE SOCIAL RESPONSIBILITY

Our Commitments and Values

Akzo Nobel’s commitment to Corporate Social Responsibility (“CSR”) and Sustainable Development is reflected in our core values–entrepreneurial spirit, personal integrity and social responsibility–as stated in our Business Principles (see Akzo Nobel’s website). CSR is an essential element of the Company’s corporate governance.

Our Business Principles and values are the backbone of our decision-making processes. In our daily business practice, we aim to achieve long-term economic growth, social progress, and ecological balance. We want to be explicit about our CSR efforts and performance by making our progress transparent and measurable to all our stakeholders, inside as well as outside the Company.

Our Principles

Akzo Nobel recognizes that its employees, business partners, shareholders, and other stakeholders expect high standards of business conduct. In 2004, we concluded an extensive Business Principles training program for our employees, providing guidance on how to sustain high levels of ethical behavior, transparency, and consistency throughout the Company. In support of this process, the Board of

Back to Contents

Management issued Business Principles Specifications (see Akzo Nobel’s website at www.akzonobel.com) on issues like child labor, activities in politically sensitive countries, and a Code of Conduct for Vendors. In this context, the internal annual Letter of Representation to be submitted to the Board of Management was also amended.

In 2004, Akzo Nobel became a signatory of the UN Global Compact, established by UN Secretary General Kofi Anan, and a member of the World Business Council for Sustainable Development, which consists of 170 multinational companies that accept a leadership role in defining the contribution of the business community to sustainable development. Moreover, Akzo Nobel actively supports the guiding principles of the Business Charter for Sustainable Development of the International Chamber of Commerce, the Responsible Care®1program of the chemical industry, and the Coatings Care®2 program of the paint and printing ink industries.

Our Planet

Commitment to health, safety, and the environment (“HSE”) is an integral part of our company culture. All sites have Environmental Management Systems and Occupational Health and Safety Management Systems in place. The business units have also implemented tailored Product Stewardship Management Systems. Our Corporate Audit Protocol provides for an HSE performance audit of each Akzo Nobel site to be made at least every five years. After five years of continued improvement in the HSE audit results, our sites in Asia Pacific have now reached the same level of audit scores as our sites in Europe and in the Americas.

We published our HSE report for 2003 on Akzo Nobel’s website in April 2004. In June 2005, we will publish our CSR report for 2004. In that report we will elaborate on our CSR vision, ambitions and targets, including HSE.

Our Role in Society

Akzo Nobel companies are encouraged to support community activities and give their employees the opportunity to play an active role in societal matters, for instance through community relations programs in areas such as education, sports, culture, arts, and healthcare as part of a long-standing Company culture. Most of our 170 sites are involved in community projects with financial or material support from the Company or with involvement of employees as volunteers, (partly) on Company time.

We continued the Education Industry Partnership Program, the Education Fund ’94, the Akzo Nobel for Young Talent Program, the Akzo Nobel Art Foundation, and the Akzo Nobel Science Award.

1	Responsible Care® is a registered trademark of the European Chemical Industry.
2	Coatings Care® is a registered trademark of the National Paint and Coatings Association.

Back to Contents

BUSINESS REVIEW AND DEVELOPMENTS AT BUSINESS UNITS

For financial details on acquisitions or divestments, reference is made to Note 2 of the Notes to the Consolidated Financial Statements.

PHARMA GROUP

Business Review

Pharma continued to work hard to reduce the complexity within its business units and improve operational efficiencies. U.S. dollar weakness and increasingly stiff competition–especially triggered in December 2002 by the loss of exclusivity of Remeron®, which until then was our leading antidepressant–made these steps all the more important. Despite the aforementioned efforts, sales and operating income in 2004 were substantially down, also as expenses of EUR 89 million were incurred for the settlement of most of the Remeron® cases.

Addressing the Remeron® lifecycle management issues was the biggest challenge for Organon in 2004. Organon entered into several agreements with generic companies to help market the product while managing Remeron®SolTab®, which remains exclusive in some markets. Also, most of the key lawsuits concerning Remeron® in the United States were settled.

R&D achievements help move Organon forward and progress was made in 2004. Follistim®-AQ™ cartridge was approved in the United States, which should add to sales of this key fertility product. The asenapine program with Pfizer has made good progress. Phase III is well under way; FDA and European EMEA submissions are planned for the first half of 2007. The approvable letter for the Implanon® birth control implant should also positively affect the second half of 2005 in the United States. There was, however, some negative R&D news, most notably the FDA rejection of our application for the antidepressant gepirone ER.

Diosynth had a very difficult year due the overall weak situation of the contract manufacturing industry. In the biotechnology part, several new manufacturing contracts were awarded, some of which may prove significant in the future.

In January 2005, we completed the integration of Diosynth and Organon, which combines Pharma’s knowhow, especially in the biotechnology area, and simplifies supply chain management. Third-party customers of Diosynth will continue to be served under the Diosynth name.

The major news in the animal healthcare sector was the recurrence of avian flu. Intervet provided support to various governments in addressing this serious threat. Intervet also took steps to improve operational efficiency.

Developments in the Pharma Business Units

Organon – Prescription Drugs
Sales 2004: EUR 2,010 million; 2003: EUR 2,273 million

Despite continuing economic pressure in 2004, Organon has become fitter and better prepared for a stronger future. During the year 2004, two milestones were reached that should reinforce the future of our human pharmaceutical business: the integration of Organon with Diosynth–Akzo Nobel’s manufacturer of active pharmaceutical ingredients–concluded in the beginning of 2005, and the development progress made in Phase III with the antipsychotic asenapine in our partnership with Pfizer. We also established a

Back to Contents

biotechnology center foothold in Cambridge, Massachusetts, to focus on monoclonal antibody research for immunology.

In 2004, Organon changed its R&D policy and structure. The organizational structure now covers the entire R&D process from the early exploratory stage up to demonstration of Proof of Concept. This new policy focuses even more on the elaboration of new creative ideas, but always against the backdrop of sufficient output generation. Over time, this approach should fill the pipeline with innovative drug candidates.

Sales in the important geographic areas were below the 2003 levels. The decline in sales was mainly due to increased generic competition in both the United States and Europe, particularly for the antidepressant Remeron®. Currency effects caused a sales decrease of 3 percent, while price/volume effects were minus 9 percent, primarily reflecting a decrease of 40 percent in the United States. We managed to continuously protect our margins without major restructuring. Operating income was substantially lower than in 2003. R&D expenses as a percentage of sales were maintained. In 2003, Organon also benefited from the payment of EUR 88 million for the asenapine cooperation by Pfizer. In addition, expenses of EUR 89 million were incurred for the settlement of most of the Remeron® cases.

Organon’s main products developed as follows:

Millions of euros	2004 sales	Total change %	Autonomous growth %[1]

Contraceptives	522	1	4
- of which NuvaRing®	81	102	115
Remeron® (in the U.S.)	47	(77)	(75)
Remeron® (in rest of the world)	316	–	–
Puregon® /Follistim®	285	(14)	(11)
Livial®	160	(19)	(17)

In the therapeutic area Contraception, we achieved sales growth with Cerazette® and NuvaRing®, aided by stepped-up promotion efforts. The sales growth pattern reflects increasing acceptance of NuvaRing®. In September 2004, cumulative sales (since the introduction) of NuvaRing® surpassed the EUR 100 million mark with more than 600,000 rings sold monthly worldwide. In October 2004, the innovative, single rod progestogen implant, Implanon®, received “approvable status” from the FDA for marketing in the United States. The contraceptive is scheduled to be launched on the U.S. market in the course of 2005.

In the other therapeutic areas Hormone Treatment (HT), Psychiatry, Fertility and Anesthesia, sales were down compared to 2003.

Overall market size for menopausal HT declined strongly, as a result of a number of studies that downgrade some of the perceived positive health effects of treatments. However, a rebound effect in the market could occur in the near future, which may benefit Livial®, as its market share in the IMS registered markets has continued to grow to almost 22 percent over the last two years.

1	Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. In this case it only excludes the change in sales attributable to currency translation effects. Acquisitions and divestments were not applicable. Reference is made to the remarks under Introduction on page 4.

Back to Contents

In the Psychiatry area, asenapine–a novel psychotherapeutic medication for the treatment of psychotic and mood disorders–is in Phase III clinical trials. The compound is being developed in partnership with Pfizer. Asenapine will be administered as a fast dissolving tablet that will likely enhance compliance. Because of its unique pharmacological signature we expect asenapine to deliver strong control of psychotic and manic symptoms, superior relief on negative and affective symptoms, and an unsurpassed tolerability and safety profile. Phase II results did not show clinically relevant side effects. Asenapine was very well tolerated. The phase III clinical development program is on schedule and is expected to be finalized by the end of 2006. The registration file (including the U.S. New Drug Application (NDA)) is targeted for worldwide submission to the regulatory authorities in the first half of 2007.

We failed to obtain FDA approval for gepirone ER in 2004. Despite these developments, Organon remains committed to the continued development of products in the antidepressant therapeutic area.

In Fertility, we launched the Follistim®-AQ™ cartridge (follitropin beta injection) in the United States in the spring of 2004. It is designed to be used only with the Follistim Pen®, an innovative pen device which facilitates accurate delivery of individualized doses of premixed follitropin beta injection. Initial U.S. sales of the highly effective and widely used prescription fertility medication are promising. In various European countries, such as the Netherlands and Germany, Puregon® sales are negatively affected by changes in reimbursement policies.

In Anesthesia, the investigational drug application (IND) for the anesthetic Org 25969, a unique binding agent to reverse muscle relaxation, was accepted by the FDA. With the phase II human clinical trial in the United States and Europe completed, the compound entered phase III.

The reorganization and restructuring programs implemented in 2003 resulted in the formation of R&D teams for our key compounds. Organon now holds a competitive pipeline with five compounds in phase III and seventeen compounds in exploratory development (including phase II).

The integration of our two human pharmaceutical businesses, Diosynth and Organon, into a single business unit–under the name Organon–effective January 2005 combines key competencies for a targeted approach to human pharmaceutical activities. Diosynth’s third-party business will be continued under the name Diosynth as a reliable partner for its customers. To mark the importance of this integration and the opportunities it will provide, Organon’s management team has been extended, with offices based in the United States (Roseland, New Jersey) and the Netherlands (Oss). The integration should improve supply chain management and investment decisions. Furthermore, we will strive to reduce the complexity of our organization to aid us in our new strategy of forming partnerships.

The integration will also enable us to combine existing biotechnology activities to leverage our know-how and share technologies and skills to enhance our competitiveness in this attractive market. The biopharmaceuticals market offers opportunities to address underserved therapeutic categories like various forms of cancer and autoimmune disorders, such as rheumatoid arthritis and multiple sclerosis. The combined biotechnology business of Organon and Diosynth already represents 20 percent of sales revenues. The assets and know-how we have in biotechnology offer us a solid springboard to become an integrated pharmaceutical company which develops and markets drugs that are based both on New Chemical Entities (NCE) and on New Biological Entities (NBE).

The year 2004 has been a turning point for Organon in its return to growth. Organon’s future will be marked by our continuing efforts to create and market prescription medicines that improve the health and quality of human life.

Back to Contents

Intervet – Veterinary Products
Sales 2004: EUR 1,024 million; 2003: EUR 1,010 million

With total sales of EUR 1,024 million in 2004, Intervet met expectations and strengthened its place in the global top three of animal health companies. Operating income was up on the previous year. Intervet will continue its strategy based on autonomous growth and selected acquisitions. Intervet has a broad product portfolio and one of the largest distribution networks around the world. In 2004, we worked intensively to develop further into a global organization to anticipate developments in the markets. We also made strong efforts to improve operating performance by streamlining our product portfolio, making investments in the manufacturing organization, and improving the infrastructure for the development of new products. As a result of these efforts we are now well prepared to increase our business in key countries with a focus on core species and improve our bottom-line performance within the next few years.

We generate almost 60 percent of sales in Europe and will build on our strong position in this mature market. In 2004, Intervet’s development in North America was characterized by growth in key segments, notably in antiparasitics. The Latin American region seems to be continuing its recovery from the economic downturn of recent years, and we expect a more stable market there in 2005. Asia was severely affected by avian influenza outbreaks in various countries in the region.

From Intervet’s broad product portfolio, pharmaceuticals showed a strong performance with significant autonomous growth. In the vaccines business Intervet further strengthened its position. Development of aquaculture vaccines is encouraging despite challenging market conditions in the European salmon market.

Intervet received approval to market several new products in Europe during 2004, including an innovative vaccine against Glässer’s disease in pigs and a novel vaccine against strangles, a painful and debilitating disease of horses. Intervet is the first company ever to obtain an EU authorization for this bacterial, genetically modified vaccine.

Following FDA approval, Vetsulin™–the first insulin to treat diabetes in dogs–was launched in the U.S. market. Canine and equine dewormers were introduced in the American OTC market, which also benefited from the reintroduction of some vaccines in the companion animal health and livestock segment.

In 2004, we continued our major investment program in Boxmeer, the Netherlands, aimed at modernizing our multifunctional headquarters site and enlarging our production capacity for biological products. We also made further investments at our manufacturing site in Salamanca, Spain. In the fall of 2004, we completed a major refurbishment program of our Milton Keynes, UK site designed to expand and equip the laboratory building obtained a few years ago when Hoechst Roussel Vet was acquired. The new facilities enable us to bring together virology and bacteriology research groups for the development of poultry and pet vaccines. As a consequence, Intervet’s The Elms research site near Cambridge was closed in the summer and a number of projects were transferred to Milton Keynes.

In December, Intervet divested its veterinary diagnostic business Dr. Bommeli AG to IDEXX Laboratories, Inc. Given Bommeli’s size within Intervet’s portfolio, the divestment had only a slight impact on Intervet’s earnings.

Our logistics and manufacturing initiative launched in 2003 to implement SAP has made significant progress and should be concluded in early 2006.

Back to Contents

Diosynth – Complex Active Pharmaceutical Ingredients
Sales 2004: EUR 366 million; 2003: EUR 479 million

The innovative pharmaceutical industry is being plagued by major problems, including loss of patent protection for major products, a reduced number of new product approvals, heavy competition, and price pressure in part induced by governments. These factors adversely affect producers of active pharmaceutical products like Diosynth. In 2004, our sales declined 24 percent. Operating income fell strongly and was–including restructuring charges–negative.

In the segment of chemical active pharmaceutical ingredients, the market is still weak. Increasing competition is felt from new capacity being built, notably in China and India. Diosynth’s strategy has always been to be a niche player, focusing on very specific complex products and technologies, such as steroids, peptides, and opiate analogues. In potential, the market for these products remains attractive because of their relatively long lifecycle.

Lower captive and third-party demand forced Diosynth to reduce capacity and personnel worldwide in 2004. Capacity for less complex starting materials was cut back in line with our strategy.

In the traditional market segment for biochemicals, Diosynth managed to increase its sales and market share, particularly in heparins.

In the biotechnology market, sales were under pressure. Nevertheless, the number of new development contracts increased strongly. This should result in increased sales in the coming years because of the time lag between technology transfer, initial process development, and commercial manufacturing of batches for clinical trials.

As of January 1, 2005, Diosynth has been integrated into Organon.

COATINGS GROUP

Business Review

Coatings operating income was slightly down on 2003, mainly due to higher restructuring and impairment charges. Coatings reaped the benefits from high volume growth, tight cost control, but was impacted by steeply increasing raw material costs and difficult economic circumstances in Europe. All business units achieved performance gains, except for Car Refinishes, where a major restructuring program is being implemented to address this situation. In the fourth quarter of 2004, margins were under pressure from increased raw material prices, in particular in the industrial activities. All in all, Coatings is well under way on its road map to the medium-term ROI target of 25 percent (based on an operating income figure excluding restructuring and impairment charges).

In 2004, sales grew 5 percent due to higher volumes and prices, mainly in emerging markets, which now represent 32 percent of worldwide sales. We opened two new multipurpose Industrial Finishes sites in China and a new Non-Stick Coatings facility in Brazil. Marine & Protective Coatings established International Paint Japan to serve Japanese and worldwide marine coatings customers also directly in this important market. Furthermore, we completed investments in two new Powder Coatings sites in China and a new Decorative Coatings facility in Vietnam.

Back to Contents

During the year, we established Nobilas Claims & Fleet Solutions as a separate business unit to fully exploit the potential to become the leading provider in all areas of accident management services.

We continued to improve our business mix by divesting eight small noncore businesses and making selective acquisitions, such as Rhenacoat coil coatings in France and BASF’s joinery business.

Our European Decorative Coatings business remained focused on extending its distribution channels by acquiring ten wholesalers. In Germany–the biggest coatings market in Europe–we stepped up efforts to improve our position by acquiring Timpe & Mock and taking a 30 percent shareholding in Peters.

To realign the business with changing market conditions, Car Refinishes announced a major restructuring program, involving 10 percent of its global workforce.

Our main challenge continues to be a balancing act between our unwavering commitment to reducing our cost base in mature markets and at the same time capturing growth opportunities in emerging markets through a combination of selective acquisitions and organic growth.

Developments in the Coatings Business Units

Decorative Coatings
Sales 2004: EUR 1,911 million; 2003: EUR 1,842 million

Decorative Coatings Europe and Decorative Coatings International serve the professional and do-it-yourself markets. The Company’s major brands include Sikkens®, Sadolin®, Crown®, Astral®, Marshall®, Trimetal®, Nordsjö®, Levis®, Herbol®, Vivechrom®, and Flexa®. The Company’s leading building adhesive brand is Schönox®.

Decorative Coatings Europe

Market conditions failed to show sustainable improvement in 2004, reflecting sluggish GDP rates in most Western European countries. Demand for outdoor products was also adversely affected by unfavorable weather conditions in the northern part of Europe and a low number of new housing starts. We continued to place a strong focus on improving the quality of the business by taking many initiatives to strengthen our branded businesses and phasing out less attractive low margin businesses and weak brands with no added value. As a result of these efforts, we managed to improve margins in 2004 and offset higher costs of raw materials, packaging, energy, and transportation during the second half of the year.

In 2004, we completed a large proportion of the comprehensive cost reduction program that was launched in 2003. This program resulted in a considerable reduction of our structural cost base, mainly for Production and Logistics. Operating income and return on investment improved substantially.

In Trade, we recorded a satisfactory gain in operating income, assisted by a number of important strategic acquisitions of distributors, mainly in Germany. The second biggest distributor in Germany, Timpe & Mock with 20 outlets, was acquired. We also acquired a 30 percent stake in another major German distributor, Peters with 17 outlets, in exchange for Akzo Nobel’s interests in distributors Beissel and Kerstin. Having service outlets close to the painters, either owned or in partnership with independent distributors, is a key strategic objective for Trade.

Back to Contents

Retail’s sales went up in various countries. In other countries we registered a decline in sales, reflecting the discontinuation of business in less attractive private labels and low-priced white commodity paints. Sales in added value branded products increased, aided by a comprehensive renewal of branded product offerings and improved positioning in most countries during 2004. The speedy transfer of proven products and concepts continued and bolstered our brand building objectives. While overall sales declined, Retail achieved a considerable improvement in operating income and financial ratios.

In Specialties, we were able to duplicate the previous year’s high performance level. We recorded promising sales in the new EU countries, where we strengthened our presence. In the third quarter we acquired the Joinery business of BASF Coatings, bolstering our leading position in that market segment.

We successfully completed the first phase of the rollout of our new state-of-the-art tinting system and started the second phase. The basic principle of this new system is to offer any color across our product range via a system of innovative colorants. A limited number of base paints will reduce the complexity costs for our distributors, shops, and sites. Via this optimized system we can also offer better and more reliable accuracy of colors and product qualities that will meet future regulations for volatile organic compounds (VOC). As of 2007 (first phase) and 2010 (second phase), the new EU VOC directive will be fully effective.

Decorative Coatings International

Across the board, Deco International registered good volume growth and improved its operating income. The margins show a mixed picture, with strong downward pressure, particularly toward the end of the year. Strict cost control resulted in much lower costs relative to sales than in the previous year. The number of employees was lower, while business showed strong growth. As a consequence, capital turnover also improved, resulting in a substantially higher return on investment.

The Eastern European business continues to develop favorably, particularly in Russia and Ukraine but also in the Baltic states where we see steady growth. Restructuring programs in Hungary and Poland led to a significant decrease in headcount and costs. Combined with increased sales, these efforts resulted in distinctly higher profitability. Building Adhesives also stepped up its activities in this part of Europe.

Asia Pacific continues to show strong double digit volume increase. The first batches have been produced in the newly constructed factories in China and Vietnam.

Our wood care products niche strategy for North America and Argentina has once more proven to be a successful concept with robust volume growth, in particular in Argentina. Brazil also showed an improvement in the course of business in the second half of 2004.

The North African activities continue to operate at a healthy level with increased volumes.

In Turkey fierce competition depressed margins. Nevertheless, we achieved a huge increase in market share. The market in Greece was particularly buoyant and generated excellent results until the Olympics, with no dramatic decrease afterwards.

Building Adhesives managed to increase its volumes in static markets, such as Germany, resulting in a substantial increase in profit margins and returns.

We continued to place a strong focus on product stewardship issues and believe that we have now reached a good standard.

Back to Contents

Worthy of note is that our unit in Brazil has logged more than 8 million hours without any lost time due to injuries.

We are confident that we have an excellent platform for further geographic development and growth in volume and profitability.

Industrial Activities
Sales 2004 EUR 1,592 million; 2003: EUR 1,489 million

Akzo Nobel’s industrial activities include two global business units: Industrial Finishes and Powder Coatings.

Industrial Finishes

As a result of successful top line initiatives, geographic expansion, bolt-on acquisitions, and improved economic conditions, Industrial Finishes delivered substantial growth, which offset the impact of depressed margins brought on by rising raw material costs. On balance, operating income increased significantly, mainly due to lower restructuring and impairment charges.

We continued to invest in the frontier markets of China, India, Brazil, and Eastern Europe. In addition, production and logistics capabilities in lower growth geographic markets were reshaped in 2004. Complementing strategic growth, we invested in our ongoing R&D activities to provide customers with a stream of products to help them become more efficient and/or differentiate their products in the ever-increasingly competitive global economy.

Combining our intense customer focus, decentralized organizational structure, global reach, and Akzo Nobel’s expansive technology base, we remain very competitive in the markets in which we participate.

Powder Coatings

In 2004, Powder Coatings delivered a solid financial performance with considerably improved operating income and return on investment. This was the result of a significant increase in sales combined with tight cost control and a selective investment approach.

We extended our geographic presence in all areas of operation, notably by constructing two new Powder Coatings plants in China and by opening a Brazilian plant for Non-Stick Coatings. Our Cromadex® organization continued to expand its distribution network throughout Europe with branch openings in France and Germany. In South Korea we integrated the management of our two powder businesses and closed the LG facility, thus reducing costs and gaining in operational efficiencies.

In Europe we had an outstanding year. Increased efficiencies in manufacturing and operations combined with strong sales growth in Southern Europe, Eastern Europe, and Turkey produced excellent improvement in operating income. In Asia, we achieved the planned strong growth in sales–especially in China. In America, we continued to improve operations and strengthened the sales and marketing approach.

Our Cromadex® distribution operation maintained its outstanding financial performance, while the Non-Stick Coatings business achieved a notable improvement in operating income.

Back to Contents

We continued to focus on adding value through innovation in our Interpon® and Resicoat® products and services. We achieved our first commercial sales of UV-curing powder coatings for PVC flooring and launched the “Elements” special effects range in Europe for use by general trade coaters.

We have invested in building and strengthening our global management team and the organizational structure of our businesses. We have reshaped our strategy for the coming years, identifying opportunities where our strong customer focus, combined with an emphasis on innovation, can deliver maximum value for our business and for our customers.

Car Refinishes
Sales 2004: EUR 927 million; 2003: EUR 880 million

2004 was a challenging year with the operational side of our business bearing up well in adverse market conditions, but with profitability suffering from too high costs. Volume steadily declined in mature markets and showed slow but steady growth in developing markets. Operating income was clearly down on the previous year. We energetically stepped up our cost containment efforts to align our cost structure with these market conditions. The restructuring program announced in July started to yield results in the course of 2004 but will not have its full effect until 2006.

In Car Repair we launched a worldwide retail brand approach to complete our full service range of products to the market. Our services brand Sikkens® aims at total bodyshop profitability. Our product brand Lesonal® aims at product performance. We also have a selective number of regional brands for the retail segment. Within our Automotive Aftermarket we achieved a steady stream of approvals and global deals with major car manufacturers.

For the services segment, we introduced Sikkens® e-Benchmarking, a web-based business analysis system. This easy-to-use benchmarking tool provides rapid analyses of a bodyshop’s performance compared to a variety of core groups, together with access to advice on how to improve profitability.

Our Commercial Vehicles business under the dedicated Sikkens® Autocoat® BT® brand grew as planned, with all regions contributing to growth. We also reached a number of global agreements with truck and bus companies.

In Automotive Plastic Coatings we increased our focus by changing from a regional organization to a global organization, with dedicated management but with shared key disciplines. In this way we were able to maximize both differentiation and synergy. We concluded a cross-license agreement with Origin-Electric to improve access to the Japanese market by benefiting from their approvals for automotive plastic coatings.

On the business development side, we developed a unique temporary paint system which can be peeled off after use. Known as Maskin®, the product can be applied to any nonporous surface, such as a vehicle body or windows, without risk of damage to the original finish.

Marine & Protective Coatings
Sales 2004: EUR 875 million; 2003: EUR 832 million

Marine & Protective Coatings is the worldwide leader in High Performance Coatings Solutions for the Marine, Heavy Industry, Pleasure Boat, and Aerospace markets.

Back to Contents

2004 resulted in new record levels of operating income despite a weaker U.S. dollar and significant raw material cost increases during the year. Growth was solid in all regions.

International® Marine Coatings benefited from a high level of newbuilding of ships, in particular in Korea and China. Dry-docking activity remained high as shipyards are fully committed until 2007. Full business operations were started in Japan from November 2004.

International® Protective Coatings maintained good levels of profitable growth led by organic expansion in the United States, China, and Central/Eastern Europe. Sales development of Chartek® fire proofing materials remained at a most satisfactory level during the year.

The Yacht Coatings business further improved its performance in the key markets in Europe and the United States with the International®/Interlux® brands. The Awlgrip® business also achieved excellent results. Growth continued in the Asia Pacific region.

In Aerospace Coatings, Akzo Nobel continued to challenge the difficulties in the airline industry, achieving growth and improved profitability in both Europe and the United States. Results for 2004 were much improved on the previous year.

The growth rate available in developing territories is reflected in our commitment to investment through balanced organic and acquisitive growth.

In April, Marine & Protective Coatings opened a new R&D laboratory in the United Kingdom as part of the business unit’s ongoing investment in R&D facilities around the world.

Nobilas – Claims & Fleet Solutions

Nobilas provides accident management services to insurers, corporate fleet owners, car leasing, and rental companies. The first year in which we focused on building the organization and proving the concept progressed according to plan. Accelerated growth is the objective for next year.

In June, the business unit acquired UK-based AON Motor Accident Management company.

CHEMICALS GROUP

Business Review

Akzo Nobel Chemicals experienced substantial profit growth triggered by gains on the divestments. Global demand increased and results further benefited from cost savings and manufacturing efficiency improvements, partially offset by the impact of increased raw material and energy prices.

During the year the selected divestments of Catalysts, Phosphorus Chemicals, and Coating Resins were successfully carried out. The divestment program generated proceeds of approximately EUR 1 billion, which is above the annual sales of these businesses and reflects their solid value. See Note 22 of the Notes to the Consolidated Financial Statements for the effects of discontinued operation accounting under US GAAP.

Key investment projects in 2004 included the EUR 50 million Pulp & Paper chemical factory island within the Veracel paper mill complex at Eunapolis in Brazil and the start of the EUR 160 million relocation of Chlorine

Back to Contents

and MCAA plants from Hengelo to Delfzijl. This project is supported by the Dutch government in order to end regular chlorine transports by rail in the Netherlands.

Our investment in China now comprises seven factories covering the Polymer, Paper and Functional Chemicals market segments. Our combined chemicals sales in China in 2004 aggregated EUR 130 million and are growing rapidly.

2004 was a year of streamlining, restructuring, and consolidation of the R&D activities in and across Chemicals’ business units to improve the effectiveness of operations. Despite these organizational changes, exciting breakthrough technologies and products were developed.

We are actively pursuing a systematic innovation approach to add value to the Chemicals businesses. With the aim to start up and significantly grow (new) businesses an integrated team of business and R&D professionals–called The Innovations Unit–exploits ideas, internal competencies, and portfolio synergies. This approach has already led to promising results.

New Strategic Focus

As a result of a strategic review carried out in the second half of 2004 we will, in 2005, further streamline the Chemicals portfolio in order to competitively realign the business for growth, profitability, and leadership positions in selected markets. These efforts will result in a smaller portfolio that is stronger, creates more value, and is better structured to meet our financial expectations. The Chemicals activities will be concentrated in five business units: Pulp & Paper Chemicals, Polymer Chemicals, Surfactants, Functional Chemicals, and Base Chemicals (the latter will comprise the Chlor-Alkali, Electrolysis Salt, and Energy businesses). We are committed to ensure that leading positions–which are key to our new strategy–will be established or consolidated. Expansion in growth markets such as China will also be prioritized. As a consequence of this new focus, the Company intends to divest several businesses that do not fit this new strategy, including Ink and Adhesive Resins, Oleochemicals, Salt Specialties, PVC Additives, Solar Salt Australia, and Methyl Amines/Choline Chloride. All the activities earmarked for divestment represent a total of around EUR 700 million in 2004.

Developments in the Chemicals Business Units

Pulp & Paper Chemicals
Sales 2004: EUR 980 million; 2003: EUR 1,008 million

Pulp & Paper Chemicals (Eka Chemicals) registered increasing demand for its pulp and paper chemicals, reflecting stronger growth of paper and board production in major markets. However, the gain in operating income, with a mixed picture for the various products and regions, was primarily driven by lower costs.

During the year Eka Chemicals further strengthened its concept of better and more efficient chemical processes. Our development of industrial IT applications and centralized control delivers higher quality performance and reduced supply chain and production costs. It also enables us to grow as we take a larger responsibility in our customers’ value chain.

The European paper chemicals industry is running at high capacity utilization, and this positive trend is expected to continue into 2005. Higher power prices in Europe negatively impacted our production costs. Performance of our hydrogen peroxide activities in the European market is steadily improving, reflecting strongly risen demand, which we meet by increasing production capacity.

Back to Contents

North America showed strong output growth for all paper grades, while imports decreased. Eka’s operations went through a major restructuring phase during 2003, which continued to have effects on cost levels in 2004. The weaker dollar created better market conditions, which generated better results for chlorate and paper chemicals, particularly in the retention segment, where the use of new systems for wood-containing paper was a big success.

Growth in South America was fast, especially in Brazil and Chile. Our expansions in Brazil, in particular the EUR 50 million Chemical Island at the new Veracel mill, are on schedule. This well positioned plant and our new silica sol plant in Rio will be operational in spring 2005. High freight and duty costs for imported chemicals had a negative impact on the results. Our sales in the Andean region are increasing.

Paper chemicals developed strongly in China and Indonesia. In China, the rapidly expanding packaging segment brings opportunities for sales growth, particularly in retention and sizing. Agreements with major customers improved performance toward the end of the year.

Surface Chemistry
Sales 2004: EUR 863 million; 2003: EUR 858 million

Despite difficult market circumstances with rising raw material prices and the weak U.S. dollar, Surface Chemistry improved its overall operating income in 2004 aided by cost reduction and volume growth. Market growth led to tighter capacity utilization in the second half of the year, allowing us to pass on higher raw material costs in selling prices.

Our Surfactants business registered improved results, mainly attributable to cost reduction programs, including the closure of the Littleborough site in the United Kingdom. These programs are still ongoing and will contribute to results in 2005. However, especially in the Americas, margins suffered from higher raw material prices and energy costs, while the product mix developed unfavorably. Selling prices are being increased to compensate for higher costs. Overall, Surfactants made another big step toward lifting profitability to target level. In March 2004, the new quat production facilities in Singapore were opened, underscoring Surfactants’ commitment to the Asian growth region.

Oleochemicals’ results ended lower than in 2003, as new capacity in the Asian region exerted a downward pressure on margins. Oleochemicals has set its focus on higher margin products based on proprietary technology, as is evidenced by new product introductions in the food segment.

Cellulosic Specialties continued to grow at above GDP rates driven by the volume gain of its Bermocoll® products (paint and building applications). The CMC range also recovered from the previous year’s dip. Results improved significantly despite the weak U.S. dollar. In 2004, Cellulosic Specialties launched a program to improve efficiency at its production site in Örnsköldsvik, Sweden.

Expancel® (transferred from the former business unit Industrial Products) continued its growth path for Thermoplastic Microspheres, although increased competition caused some pressure on margins in 2004. Growth is driven by geo expansion as well as by new product applications. New drying capacity came on stream in the last quarter of 2004.

Surface Chemistry has announced that it is to divest its joint venture SEKAB in Sweden, which specializes in the production of ethanol-based bio-fuels.

Back to Contents

Functional Chemicals
Sales 2004: EUR 613 million; 2003: EUR 604 million

Functional Chemicals experienced a strong year amid overall flat sales and rising raw material prices. Lower restructuring charges, the benefits of these restructuring efforts, and incremental investments in capacity resulted in significantly improved operating income.

In spite of a steep rise in raw material prices, Ethylene Amines benefited from its capacity improvement investments and posted excellent growth in sales and operating income, underlining its strong worldwide position in this tight market. Aided by further improvement of our operations in China, lower costs and superior technology, the results of our monochloroacetic acid business showed a solid gain over the previous year. As a consequence of the decision to eliminate regular chlorine transports by rail, the investment to relocate the MCAA plant from Hengelo to Delfzijl in the Netherlands was approved.

The creation of a production joint venture in the United States with BASF resulted in further efficiency improvements for the North American Chelates operations. Coupled with improvements in the marketplace, this led to significantly better results.

Higher sales of sodium hydrosulfide and sulfuric acid failed to offset the effects of difficult market conditions in carbon disulfide and thiocyanates, resulting in lower results for Sulfur Products. The inability to pass on higher raw material prices in a weak market led to disappointing performance by our PVC Additives business. However, major restructuring of sales and marketing activities was completed and should bring substantial improvements.

Base Chemicals
Sales 2004: EUR 575 million; 2003: EUR 544 million

Despite higher restructuring charges and record low caustic prices in the second quarter, operating income was virtually unchanged from last year, mainly reflecting a healthy chlorine business, higher volumes, and continuing cost reductions.

In 2004, the EU fully approved the Dutch government’s financial compensation for the relocation of the Chlorine and MCAA plants from Hengelo to Delfzijl in compliance with the covenant concluded with the authorities to cease regular chlorine transports in the Netherlands.

Capacity at the Rotterdam chlorine plant will be increased from approximately 500,000 to 600,000 tons per annum to compensate for the discontinuation of the transports to Rotterdam and to meet future growth of our local customer base. After this expansion the Rotterdam plant will be one of the largest in the world.

Plans have been approved to reduce the number of manufacturing sites from seven to five in the coming years and to close three chlorine plants based on outdated mercury and diaphragm technology, which includes the plant in Bohus, Sweden.

As a consequence of these extensive restructuring processes our technology and cost base will be significantly improved.

In 2004, we substantially reduced our workforce, and even greater reductions are foreseen for the coming three years.

Back to Contents

Spurred by healthy demand, the results of 30 percent joint venture Methanor were at a reasonable level despite high energy prices.

Polymer Chemicals
Sales 2004: EUR 494 million; 2003: EUR 492 million

Sales were near the 2003 level, despite the generally weak U.S. dollar. Two thirds of our global sales are U.S. dollar-related. Globally, we continued to benefit from strong demand in the polymer industry. The required margin improvements for our high polymer organic peroxide products in the Americas have not materialized yet. Price increases have been announced and are starting to be implemented.

Early in the year the business unit organization was changed from a regional to a global product line setup. This aligns our business better with the worldwide polymer industry as well as with the organizational trends of our major customers.

Operating income was down substantially from the previous year, as higher restructuring and impairment charges were only partially offset by the first results of these cost savings and restructuring efforts. As part of these efforts, we announced the move of our organic peroxide production from Emmerich, Germany, to Tianjin, China, and to Los Reyes, Mexico. Other decisions we announced in the course of the year included the discontinuation of part of our production in Itupeva, Brazil, Seneffe, Belgium, and our R&D activities in Dobbs Ferry, New York.

The antifouling and suspending agent products we acquired in 2003 performed well in Europe, but the introduction of these products in other parts of the world is making slower progress than anticipated.

Our growth in Asia Pacific in general and in China in particular is well on track. The new ketone peroxide and dimethyl phthalate plant in Tianjin, China, part of our majority-owned KANP joint venture, came on stream in the second quarter of 2004. In other areas, like cross linking peroxides produced in Ningbo, China, we posted double digit sales growth.

Our new business development projects made significant progress on their path to commercial success. In particular, the developments in high purity metal organics, continuous dosing technology for PVC production, and metal deposition chemicals are very promising.

We also recorded successes in R&D, in particular in the area of process yield improvements at several of our production units.

Salt
Sales 2004: EUR 274 million; 2003: EUR 267 million

Higher sales were offset by a number of one-time charges and higher energy prices causing operating income to remain below the 2003 level. Capacity utilization rates at chemical customers were high throughout the year. In our specialties business, stringent cost control and focus on best fitting markets continued to bring income gains.

We expect global salt demand to show continued growth in the coming years. Salt for the chemical market in Northwestern Europe and Asia Pacific will show growth above GDP rates. In Hengelo, the Netherlands, we made a 400,000 tons-per-annum addition to our production capacity, which is likely to be the first in a succession of capacity expansions in the coming decade.

Back to Contents

The solar salt facility in Onslow, Western Australia, registered its third consecutive year of more than 20 percent volume growth. We expect to achieve full capacity utilization next year.

Technology and research efforts show promising new developments in the areas of product quality and costs, both for our vacuum and solar salt operations.

Energy
Sales 2004: EUR 175 million; 2003: EUR 171 million

The Dutch government support scheme for the efficient cogeneration of CO2-free electricity contributed positively to operating income. Our aim is to stimulate the improvement of energy efficiency in Akzo Nobel’s processes and improve the efficiency of energy production by our joint ventures through Combined Heat and Power generation.

Nonconsolidated Company – Flexsys

Operating income of this 50 percent-owned rubber chemicals joint venture was better than in the previous year, which was principally caused by somewhat better economic conditions and the favorable effects of cost savings and production restructuring programs. The Nitro, West Virginia, Primary Accelerators Plant was closed down at the end of March 2004.

SOURCES AND AVAILABILITY OF RAW MATERIALS

Raw materials essential to our business are purchased in the normal course of business from numerous suppliers worldwide. Important raw materials or auxiliary materials for the Company’s production processes are salt, petroleum and petroleum derivatives, natural gas, titanium dioxide, and electricity. In principal, these materials are widely available from multiple sources. No serious shortages or delays were encountered in 2004 and none are expected in 2005.

Although Akzo Nobel aims to use its purchasing power and long-term relationships with suppliers to acquire raw materials and their constant delivery at the best conditions, the Company cannot assure that it will always be able to establish or maintain good relationships with such suppliers or that such suppliers will continue to exist or be able to supply ingredients in conformity with regulatory requirements or the Company’s requests.

MARKETING AND DISTRIBUTION

The Company sells its products in more than 130 countries. The sales, marketing and distribution functions are decentralized within the Company. Each business unit has its own sales, marketing and distribution network for its products. The organization of these functions varies from business unit to business unit.

For the geographical distribution of sales, see Item 5 “Operating and Financial Review and Prospects”.

Pharma
The Company sells its human-healthcare prescription medicines primarily through medical representatives to wholesale drug distributors, independent and chain pharmacies, hospitals, government entities and other institutions. The products are dispensed to the public through prescriptions written by physicians. Similar

Back to Contents

procedures generally apply for the animal-healthcare products, whereby representatives of the Company visit veterinarians or farmers.

The Company deploys sales forces of representatives and supporting medical staff to visit medical prescribers and healthcare purchasers or veterinarians to promote the Company’s (prescription) products.

However, the traditional relationship between the Company and its ultimate customers is changing as a result of the Internet. Patients are better informed and want to have more of a say in their treatment. The Internet is a unique tool for establishing contacts between the Company, the prescribers of its products, and the end users.

For Diosynth, the producer of active ingredients for the pharmaceutical industry, some 60 percent of the sales are to third parties, mainly innovators in the United States and the European Union.

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

INTELLECTUAL PROPERTY

The Company’s intellectual property portfolio includes numerous patent applications and patents, trademark applications and registrations, domain name registrations and trade secrets, which all help to protect its products, processes, goodwill, and know-how. Where appropriate, the Company seeks intellectual property rights in relevant regional markets. The Company monitors its competitors, enforces its own intellectual property rights whenever and wherever advisable and challenges third party intellectual property rights and claims, whenever appropriate. Intellectual property agreements are in force with many of the Company’s employees, and there are a numerous confidentiality agreements in force with customers and suppliers to protect the Company’s know-how.

GOVERNMENT REGULATION

Akzo Nobel’s businesses are subject to the normal regulatory framework applicable to a pharmaceutical and chemical company, notably various health, safety and environmental rules both at national and local levels. The Company also voluntarily conforms to a number of international and national codes of best practice appropriate to its business.

Besides the normal regulatory framework for chemical companies, the Company is subject to more extensive regulations for the veterinary and human pharmaceutical industry1. The international

1	In this section, the term “pharmaceutical industry” encompasses both human and animal healthcare, unless specifically indicated.

Back to Contents

pharmaceutical industry is highly regulated. National and supranational regulatory authorities administer numerous laws and regulations regarding the testing, approval, manufacturing, import, labeling, and marketing of drugs, and also review the safety and effectiveness of pharmaceutical and biological products. Further regulations exist on the non-clinical and clinical development of pharmaceutical and biological products in particular. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

The introduction of new pharmaceutical products generally entails a lengthy regulatory approval process. Of particular importance is the requirement in all major countries that products be authorized or registered by governmental regulatory authorities prior to marketing and that such authorization or registration is maintained subsequently. The regulatory process requires increased testing and documentation for clearance of new drugs and vaccines, and a corresponding increase in the expense of product development. To register such a product, a registration file containing evidence regarding the quality, safety and efficacy of the product must be submitted to regulatory authorities. The registration process may take one to several years, depending on the jurisdiction, the quality of the data submitted, the efficiency of the registration authority’s procedures and the nature of the product.

In the United States, applications for drug registration are submitted to and reviewed by the United States Food and Drug Administration (“FDA”). Registrations of veterinary vaccines are reviewed by the US Department of Agriculture (“USDA”) in a slightly different procedure. The FDA regulates the testing, approval, manufacturing, labeling, and marketing of pharmaceutical products intended for commercialization in the United States, as well as the monitoring of all pharmaceutical products currently on the U.S. market. The pharmaceutical development and registration process is intensive, lengthy and rigorous. A new drug application is filed with the FDA if the data demonstrate sufficient quality, safety and efficacy. The new drug application must contain all the specific information that has been gathered and also covers all subjects tested in clinical trials. Very similar requirements apply to field trials for veterinary drugs and to vaccine registrations with the USDA.

If the FDA or the USDA, as the case may be, approves a new drug application, the new becomes available for physicians or veterinarians to prescribe.

Thereafter for human drugs, the drug license owner must submit periodic update reports to the FDA, including any cases of adverse reactions. For some drugs, the FDA requires additional studies to evaluate long-term effects or to gather information on the use of the product under special conditions. The FDA also requires compliance with standards relating to laboratory, clinical and manufacturing practices.

In the European Union (“EU”), there are two main procedures for application for marketing authorization, namely the Centralized Procedure and the Mutual Recognition Procedure. In the Centralized Procedure, applications are made to the European Medicines Agency (“EMEA”) for review and a scientific opinion by its Committees. The EMEA’s opinion is forwarded to the European commission for authorization, which is valid across all EU member-states. The Centralized Procedure is mandatory for all biotechnology products and optional for other new chemical compounds or innovative medicinal products. In the Mutual Recognition Procedure, a first authorization is granted by a single EU member-state. Subsequently, mutual recognition of this first authorization can be sought from the remaining EU member-states. EU member-states also run their own pharmacovigilance systems to which post-marketing adverse events are reported. The EMEA coordinates the pharmacovigilance activities within the EU. In the EU, pharmaceutical companies have to comply with GLP, GMP, and GCP regulations in order to develop, produce and test pharmaceutical and biological products.

Back to Contents

In Japan, applications for marketing authorization are made to the Pharmaceutical and Medical Devices Organization (“PMDA”). After a check on GLP and GCP compliance and a reliability review of the data, the PMDA performs a scientific review of the NDA application and prepares a review report. This review report is forwarded to the Ministry of Health, Labor and Welfare (“MHLW”). The review report of the PMDA is also forwarded to the Pharmaceutical Affairs Food & Sanitation Council (“PAFSC”) a consultative body to the MHLW. After advice from the PAFSC, only the Minister of MHLW is authorized to issue a license.

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

In the United States, debate over the reform of the healthcare system has resulted in an increased focus on pricing. Although there are currently no government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain healthcare programs. In the absence of new government regulation, managed care has become a potent force in the market place that increases downward pressure on the prices of the pharmaceutical products. In addition, the current national debate over Medicare costs could increase pricing pressures. As of January 1, 2006, Medicare pay for outpatient pharmaceutical coverage for beneficiaries and the U.S. government could use its enormous purchasing power to demand discounts from pharmaceutical companies thereby creating de facto price controls on prescription drugs. On the other hand, Medicare coverage of outpatient pharmaceuticals may increase the volume of pharmaceutical drug purchases, offsetting, at least in part, potential price discounts. As a result, we expect that pressure on pricing and operating results will continue.

In the EU, governments influence the price of human pharmaceutical and biological products through their control of national healthcare systems that fund a large part of the cost of such products to consumers. The downward pressure on healthcare systems in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, as exemplified by the National Institute for Clinical Excellence in the United Kingdom, which evaluates the data supporting new medicines and passes reimbursement recommendations to the government. In addition, in some countries cross-border imports from low-priced markets (parallel imports) exert a commercial pressure on pricing within a country.

In Japan, the National Health Ministry biannually reviews the pharmaceutical prices of individual human products. In the past, these reviews have resulted in price reductions. The Japanese government intends a healthcare reform and the pharmaceutical pricing system will be one of the issues closely looked at. Key issues are the evaluation of innovative products and the pricing of long-listed products, including the biannual reduction of reimbursement prices adjusted for actual discounts given. For veterinary products, a similar procedure applies whereby the Ministry of Agriculture, Forestry and Fisheries is authorized to issue licenses

C. ORGANIZATIONAL STRUCTURE

Reference is made to Exhibit 8 for a list of the Company’s subsidiaries.

Back to Contents

D. PROPERTY, PLANT AND EQUIPMENT

A substantial portion of Akzo Nobel’s principal production plants and research facilities are located in Europe and North America. Akzo Nobel’s principal production plants and research facilities are located in the Netherlands, Germany, United Kingdom, Sweden, France, Italy, the United States and Brazil. In total, Akzo Nobel has over 300 production plants throughout the world.

The most important production sites for Pharma are in Oss and Boxmeer, the Netherlands; Dublin, Ireland; Unterschleißheim, Germany; Morrisville, North Carolina; and DeSoto, Kansas.

The major Coatings sites are based in Montataire, France; Sassenheim, the Netherlands; Cologne, Germany; Barcelona, Spain; Cernobbio, Italy; Malmö, Sweden; Darwen and Hull, United Kingdom; Houston, Texas; Columbus, Ohio; High Point, North Carolina; Nashville, Tennessee; São Paulo, Brazil; Suzhou Jiashan, and Tianjin, China; Chilseo, Republic of Korea; and Melbourne, Australia.

For Chemicals, the major production sites are located in Delfzijl, Hengelo, and Rotterdam, the Netherlands; Bohus and Stenungsund, Sweden; and Pasadena, Texas.

Akzo Nobel’s policy is generally to acquire its own facilities. The net book value of its property, plant equipment was EUR 3.5 billion at December 31, 2004. The book value of property, plant and equipment financed by installment buying and leasing was EUR 44 million at December 31, 2004. Akzo Nobel has rented certain offices and warehouses by means of operational leases.

Akzo Nobel believes that its production plants and research facilities are well maintained and generally adequate to meet its needs for the foreseeable future.

Further discussions on relevant developments in property, plant and equipment are included in Item 4.B under “Business Review and Developments at Business Units”.

For environmental issues affecting the Company’s properties, reference is made to Legal Proceedings in Item 8 “Financial Information”.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is based on the consolidated financial statements of Akzo Nobel included in this annual report under Item 18 and should be read in conjunction with those statements and the other financial information included herein, including the industry segment information and information by geographical area.

The consolidated financial statements of Akzo Nobel appearing in this annual report are prepared in accordance with NL GAAP, which differ in certain respects from US GAAP. The significant differences between NL GAAP and US GAAP affecting Akzo Nobel's net income and shareholders’ equity are described in Note 22 of the Notes to the Consolidated Financial Statements of Akzo Nobel.

Any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on the Company’s net sales, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial condition, if any, are discussed in the relevant chapters below. For developments in the first

Back to Contents

quarter of 2005 reference is made the Report for the 1st Quarter of 2005, which has been furnished on Form 6-K to the Commission, which is incorporated by reference into this Annual Report.

2004 COMPARED TO 2003

Net income was up 42 percent to EUR 856 million, which is EUR 3.00 per share (2003: EUR 2.11). The main reason for the increase is the gain on the divestments of Catalysts, Phosphorus Chemicals, and Coating Resins. In addition, earnings of Coatings and Chemicals benefited from growth and cost savings, partially offset by increasing raw material and energy prices. As expected Pharma’s results were down due to the loss of Remeron® sales, while 2003 earnings benefited from the initial payment of EUR 88 million from Pfizer for the asenapine cooperation. In 2004, the Company recognized charges of EUR 199 million for the Remeron® and antitrust cases.

Sales, Cost, and Income

	Condensed statement of income
Millions of euros	2004	2003

Net sales	12,688	13,051
Cost of sales	(6,851)	(6,933)

Gross margin	5,837	6,118
Selling, R&D, and G&A expenses, other results	(4,648)	(4,771)
Restructuring and impairment charges	(199)	(308)
Antitrust and Remeron® court cases	(199)
Results on divestments	509	25

Operating income	1,300	1,064
Financing charges, net	(123)	(166)

Operating income less financing charges	1,177	898
Income taxes	(298)	(254)

Earnings of consolidated companies after taxes	879	644
Earnings from nonconsolidated companies	12	7

Earnings before minority interest	891	651
Minority interest	(35)	(49)

Net income	856	602

Back to Contents

Sales

Net sales in 2004 were EUR 12.7 billion, down 3 percent on the previous year. Autonomous (sales volume and price) growth was 2 percent, which did not fully compensate the negative effect of currency translation (3 percent) and of divestments and acquisitions (on balance 2 percent).

In percent	Total	Volume	Price	Currency translation	Divestments/ acquisitions

Pharma	(9)	(7)	1	(3)	-
Coatings	2	4	1	(2)	(1)
Chemicals	(4)	4	1	(3)	(6)
Akzo Nobel	(3)	1	1	(3)	(2)

The negative currency translation impact predominantly related to the weakening of the U.S. dollar and various Asian currencies.

Acquisitions principally concerned Timpe & Mock (deco wholesaler in Germany) and AON Motor Accident Management (United Kingdom), while divestments mainly related to Impregnated Papers sold in 2003 and Catalysts and Phosphorus Chemicals sold in 2004.

Operating Income

Operating income was EUR 1,300 million, on balance 22 percent up on 2003. Return on sales was 10.2 percent, compared with 8.2 percent in 2003.

				Change from 2003

Millions of euros	Operating income for 2004	Total change from 2003	Operational performance	Divestments	Currency translation	Lower pension charges	Restructuring and impairment charges; court cases; and gains on divestments

Pharma	398	(140)	(153)		(30)	13	30
Coatings	360	(9)	15	(5)	(16)	13	(16)
Chemicals	762	505	35	(27)	(7)	12	492
Other	(220)	(120)	1			12	(133)

Akzo Nobel	1,300	236	(102)	(32)	(53)	50	373

All groups felt the impact of weaker key currencies, but benefited from lower pension costs.

Pharma’s earnings were down on the previous year, when the initial Pfizer payment of EUR 88 million for the asenapine cooperation was included. The income decline due to the loss of the Remeron® market exclusivity in the United States continued but bottomed out in the latter part of the year. In the rest of the world, Remeron® held up in the first part of the year, but toward the end sales started to erode. Sales of Puregon® and Livial® were also lower, but picked up again in the fourth quarter of 2004. The impact of these

Back to Contents

sales declines was partially offset by cost savings. Diosynth’s result was significantly down to break-even level. On balance, charges for restructurings, impairments, and court cases were lower than in 2003.

Coatings benefited from 5 percent autonomous growth and its major cost-saving programs but was also impacted by significantly increasing raw material prices. On balance restructuring and impairment charges were somewhat higher than in 2003.

Chemicals also benefited from 5 percent autonomous growth and its major cost-saving programs but also felt the impact of significantly increasing raw material and energy prices. Chemicals in addition achieved a substantial nonrecurring gain on the divestment of Catalysts, Phosphorus Chemicals, and Coating Resins.

The decline under “Other” mainly related to charges for the antitrust cases the Company is involved in.

R&D expenses
R&D expenses were EUR 823 million, which is 6.5 percent of sales. For 2003, this was EUR 887 million and 6.8 percent, respectively. Pharma’s R&D expenses were maintained at 16 percent of sales, reflecting its continuous commitment to research and development. In 2004, Organon again spent 19 percent of its sales on research. For Coatings and Chemicals this ratio remained unchanged at some 3 percent.

Financing Charges, net
Financing charges decreased from EUR 166 million in 2003 to EUR 123 million in 2004, reflecting the substantial reduction of net borrowings as a result of proceeds from divestments. In addition, due to the weaker U.S. dollar, interest denominated in this currency translated into lower financing charges.

Income Taxes
The income tax charge for 2004 amounted to 25 percent, compared with 28 percent in 2003 reflecting the somewhat changed geographic distribution of the Company’s results, and the fact that a significant portion of the gains on divestments was non taxable.

Earnings from Nonconsolidated Companies
Earnings from nonconsolidated companies at EUR 12 million were up on 2003 (EUR 7 million). Flexsys did significantly better than in 2003, which more than offset the loss of earnings from the divested Catalysts joint ventures. Earnings of the Company’s remaining 20 percent-stake in its former Fibers activities were lower, while the Turkish printing inks joint venture Dyo Sadolin did better.

Back to Contents

Restructuring and Impairment Charges
The restructuring and impairment charges in 2004 consists of the following elements:

Millions of euros

Asset impairments at
- Pharma	(31)
- Coatings	(16)
- Chemicals	(27)
Restructurings at
- Pharma	(20)
- Coatings	(38)
- Chemicals	(63)
- Other	(4)

Total	(199)

Pharma’s restructuring charges mainly concern impairment and closure costs of the Organon production site in West Orange, New Jersey, and other worldwide cost reduction programs.

Coatings restructuring charges predominantly concern the rationalization programs at Car Refinishes.

Restructurings and impairments at Chemicals relate to the closure of a Surface Chemistry site in the United Kingdom, the chlorine production in Bohus, Sweden, and staff cuts at Polymer Chemicals in Germany.

As can be noted from the above, impairment charges mainly relate to assets on sites (to be) closed. The impairment was determined based on the estimated fair value at which the assets are expected to be sold. Assets, for which it is not possible to be sold, were written down to zero.

Antitrust and Remeron® Court Cases
Mainly due to the recently imposed fines by the European Commission for breaching competition laws in the markets for monochloroacetic acid (EUR 84 million) and choline chloride (EUR 21 million), the Company added EUR 110 million to the provision for anti-trust cases. The Company has appealed the fines imposed.

Settlement of most of the Remeron® cases resulted in a charge of EUR 89 million.

Reference is made to Item 8 Financial Information, for further descriptions on the anti-trust and Remeron® cases.

Results on Divestments
The gain on divestments in 2004 mainly related to Catalysts, Phosphorus Chemicals and Coating Resins. The gain in 2003 predominantly concerned the divestment of Chemicals’ property in the United Kingdom.

Restructuring of Activities
Provisions for restructuring of activities comprise accruals for certain employee termination benefits and for costs which are directly associated with plans to exit specific activities, primarily related to costs associated with closing down facilities.

Back to Contents

Millions of euros	Termination benefits	Exit costs	Total provision

Balance at December 31, 2002	182	150	332

Changes in exchange rates	(4)	(6)	(10)
Additions charged to income as restructuring charge	149	21	170
Other additions charged to income	14	4	18
Utilization	(133)	(86)	(219)
Divestiture		(2)	(2)

Balance at December 31, 2003	208	81	289

Changes in exchange rates		(2)	(2)
Additions charged to income as restructuring charge	95	31	126
Other additions charged to income/transfer between
categories	(12)	14	2
Utilization	(119)	(53)	(172)
Divestiture	(2)		(2)

Balance at December 31, 2004	170	71	241

2004 movements
For the additions charged to income reference is made to the disclosure under restructuring and impairment charges in 2004 compared to 2003. The additions to termination benefits involve approximately 1,840 jobs at various sites all over the world.

During 2004, the total amount paid and charged against the related liability amounted to EUR 119 million for termination benefits and EUR 53 million for exit costs. These payments and charges all concerned the execution of plans decided upon during 2004 and prior years.

The Company has a sizeable number of restructuring programs involving personnel reductions at numerous sites all over the world, none of which are individually significant to the consolidated financial statements of the Company.

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

Back to Contents

Number of employees
The number of employees developed as follows:

Number of employees	December 31, 2004	Restructurings	Divestments/ acquisitions	Other changes	December 31, 2003

Pharma	19,390	(1,410)	(80)	200	20,680
Coatings	29,070	(660)	580	810	28,340
Chemicals	11,890	(530)	(2,110)	120	14,410
Others	1,100	(50)			1,150

Akzo Nobel	61,450	(2,650)	(1,610)	1,130	64,580

The Company was well prepared to face the multitude of challenges of the year. Ongoing restructuring programs were vigorously pursued, and various new programs were started to address pressure on our earnings. As a result, our workforce was reduced by 2,650 people. Since the start of our major program in 2001, our restructuring actions have resulted in a headcount reduction by almost 9,000.

Our strong focus on restructuring, costs, and cash did not prevent us from investing in new growth opportunities in high growth regions. We are actively participating in attractive growth in Asia, particularly China, and in Eastern Europe.

Sales and Operating Income by Activities
Earnings development per group was as follows.

	Net sales		Operating income
Millions of euros	2004	2003	2004	2003

Pharma	3,246	3,550	398	538
Coatings	5,249	5,160	360	369
Chemicals	4,305	4,470	762	257
Miscellaneous products, intragroup
deliveries, and eliminations	(112)	(129)	(220)	(100)

Total	12,688	13,051	1,300	1,064

Back to Contents

Pharma Group

Business unit	Percentage of net sales 2004	Country of origin	Percentage of net sales 2004

Organon	59	The Netherlands	33
Intervet	30	Germany	6
Diosynth	11	United Kingdom	4
		France	5
		Other European countries	25
		USA and Canada	14
		Latin America	5
		Asia	6
		Other regions	2

Pharma continued to work hard to reduce the complexity within its business units and improve operational efficiencies. U.S. dollar weakness and increasingly stiff competition made these steps all the more important. Despite Pharma’s best efforts, sales and operating income were down substantially, continuing the downward trend triggered in December 2002 by the loss of exclusivity of Remeron®, which until then had been our leading antidepressant. Also expenses of EUR 89 million were incurred for the settlement of most of the Remeron® cases. In addition, in 2003 Pharma benefited from the payment of EUR 88 million for the asenapine cooperation by Pfizer.

Addressing the Remeron® lifecycle management issues was the biggest challenge for Organon in 2004. Organon entered into several agreements with generic companies to help market the product while managing Remeron®SolTab®, which remains exclusive in some markets. Also, most of the key lawsuits concerning Remeron® in the United States were settled, resulting in a charge of EUR 89 million.

Sales of Organon’s key products developed as follows:

Millions of euros or %		Total	Autonomous
	2004 sales	change %	growth %[1]

Remeron® in U.S.	47	(77)	(75)
Remeron® in rest of world	316	–	–
Contraceptives	522	1	4
- of which NuvaRing®	81	102	115
Puregon®/Follistim®	285	(14)	(11)
Livial®	160	(19)	(17)

R&D achievements help move Organon forward and the progress made in 2004 give us confidence. Follistim®-AQ™ cartridge was approved in the United States, which should add to sales of this key fertility product. The asenapine program with Pfizer has made good progress. Phase III is well under way; FDA

1
Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. In this case it only excludes the change in sales attributable to currency translation effects. Acquisitions and divestments were not applicable.
Reference is made to the remarks under Introduction on page 4.

Back to Contents

and European EMEA submissions are planned for the first half of 2007. The approvable letter for the Implanon® birth control implant should also positively affect the second half of 2005 in the United States. There was, however, some negative R&D news, most notably the FDA rejection of our application for the antidepressant gepirone ER in June 2004.

Diosynth had a very difficult year with sales down 24 percent, reflecting the overall situation of the contract manufacturing industry. In the biotechnology segment, several new manufacturing contracts were awarded, some of which may prove significant in the future.

In August, we announced the integration of Diosynth and Organon, which will combine Pharma’s knowhow, especially in the biotechnology area, and simplify supply chain management. Third-party customers of Diosynth will continue to be served under the Diosynth name.

The major news in the animal health sector was the recurrence of avian flu. Intervet provided support to various governments in addressing this serious threat. It also took steps to improve operational efficiency, the first results of which are clearly reflected in earnings.

Coatings Group

Business unit	Percentage of net sales 2004	Country of origin	Percentage of net sales 2004

Decorative Coatings	36	The Netherlands	6
Industrial Coatings and Finishes	30	Germany	10
Marine & Protective Coatings	17	Sweden	7
Car Refinishes	17	United Kingdom	11
		France	9
		Other European countries	22
		USA and Canada	15
		Latin America	4
		Asia	12
		Other regions	4

Coatings operating income was slightly down on 2003, mainly due to higher restructuring and impairment charges. Coatings reaped the benefits from high volume growth, tight cost control, but was impacted by steeply increasing raw material costs and difficult economic circumstances in Europe. All business units achieved performance gains, except for Car Refinishes, where a major restructuring program is being implemented to address this situation. In the fourth quarter of 2004, margins were under pressure from increased raw material prices, in particular in the industrial activities. All in all, Coatings is well under way on its road map to the medium-term ROI target of 25 percent (based on an operating income figure excluding restructuring and impairment charges).

In 2004, sales grew autonomously by 5 percent, mainly in emerging markets (mainly Eastern Europe, Asia, and Latin America), which now represent 32 percent of worldwide sales. We opened two new multipurpose Industrial Finishes sites in China and a new Non-Stick Coatings facility in Brazil. Marine & Protective Coatings established International Paint Japan to serve Japanese and worldwide marine coatings

Back to Contents

customers also directly in this important market. We also completed investments in two new Powder Coatings sites in China and a new Decorative Coatings facility in Vietnam.

During the year, we established Nobilas Claims & Fleet Solutions as a separate business unit to fully exploit the potential to become the leading provider in all areas of accident management services.

We continued to improve our business mix by divesting eight small noncore businesses and making selective acquisitions, such as Rhenacoat coil coatings in France and BASF’s joinery business.

Decorative Coatings Europe remained focused on extending its distribution channels by acquiring ten wholesalers. In Germany–the biggest coatings market in Europe–we stepped up efforts to improve our position by acquiring Timpe & Mock and taking a 30 percent shareholding in Peters.

To realign the business with changing market conditions, Car Refinishes announced a major restructuring program, involving 10 percent of its global workforce.

Our main challenge continues to be a balancing act between our unwavering commitment to reducing our cost base in mature markets and at the same time capturing growth opportunities in emerging markets through a combination of selective acquisitions and organic growth.

Chemicals Group

Business unit	Percentage of net sales 2004	Country of origin	Percentage of net sales 2004

Pulp and Paper Chemicals	21	The Netherlands	29
Surface Chemistry	19	Germany	7
Functional Chemicals	13	Sweden	18
Base Chemicals	13	UK	3
Polymer Chemical	11	Other European countries	10
Salt	6	USA and Canada	23
Energy	4	Latin America	3
Divested operations	13	Asia	6
		Other regions	1

Akzo Nobel Chemicals experienced substantial profit growth triggered by gains on the divestments. Global demand increased and results further benefited from cost savings and manufacturing efficiency improvements, partially offset by the impact of increased raw material and energy prices.

Sales and operating income excluding the divested businesses1 increased on 2003 by 1 percent and 16 percent, respectively. Improvements were achieved in particular by Functional Chemicals and Pulp & Paper Chemicals, and Surface Chemistry. Earnings of Salt were under pressure. Results of Polymer Chemicals were also lower, mainly due to higher restructuring and impairment charges.

1	See also Note 22 of the Notes to the Consolidated Financial Statements.

Back to Contents

During the year the divestments of Catalysts, Phosphorus Chemicals, and Coating Resins were successfully carried out. The divestment program generated proceeds of close to EUR 1 billion, which is above the annual sales of these businesses and reflects their solid value.

Key investment projects in 2004 included the EUR 50 million Pulp & Paper chemical factory island within the Veracel paper mill complex at Eunapolis in Brazil and the start of the EUR 160 million relocation of Chlorine and MCAA plants from Hengelo to Delfzijl, the Netherlands. This project is supported by the Dutch government in order to end chlorine transports by rail in the Netherlands.

Our investment in China now comprises seven factories covering the Polymer, Paper, and Functional Chemicals market segments. Our combined chemicals sales in China in 2004 aggregated some EUR 130 million and are growing rapidly.

2004 was a year of streamlining, restructuring, and consolidation of the R&D activities in and across Chemicals' business units to improve the effectiveness of operations. Despite these organizational changes, some new technologies and products were developed.

Geographic Developments

	Net sales,		Net sales,				Identifiable
	by destination		by origin		Operating income		assets
Millions of euros	2004	2003	2004	2003	2004	2003	2004	2003

The Netherlands	826	825	2,624	2,546	72	171	2,799	2,942
Germany	1,159	1,147	1,043	1,088	92	73	823	798
Sweden	506	510	1,152	1,102	30	66	846	773
United Kingdom	831	840	846	798	(110)	(118)	944	913
Other European countries	4,012	3,963	2,918	3,100	508	509	2,098	2,074
USA and Canada	2,443	2,944	2,220	2,604	(72)	94	1,636	2,014
Latin America	726	704	490	470	67	60	454	400
Asia	1,535	1,453	1,084	1,022	158	125	835	848
Other regions	650	665	311	321	46	59	284	302
Results on divestments					509	25
Eliminations, cash and
cash equivalents, and
nonconsolidated
companies, net							1,686	890

Total	12,688	13,051	12,688	13,051	1,300	1,064	12,405	11,954

Sales and earnings in 2004 were affected by the weakening of key foreign currencies relative to the euro, mainly concerning the U.S. dollar and various Asian currencies, and the divestments made in Chemicals.

Sales in the United States of Pharma were affected by intensified generic competition in 2004 for Remeron®, while Chemicals sales were down due to the divestment of Catalysts. Both Coatings’ and Chemicals’ activities clearly grew in China.

In 2004, operating income in The Netherlands and Germany benefited from the divestments in Chemicals. This was also the case for the United States, where this favorable effect however was more than offset by the decline of Remeron®. Earnings in Sweden declined due to higher restructuring and other costs. In the

Back to Contents

United Kingdom, results remained under pressure from pension costs. The course of business in Latin America clearly improved, while the Company in Asia also achieved healthy earnings growth.

2003 COMPARED TO 2002

For Akzo Nobel, 2003 was a very challenging year with a lot of headwind. In general, there was no or even negative growth in the Company’s markets in Europe, North America, and Latin America, although in the United States there were signs of recovery in the fourth quarter. The weakening of the U.S. dollar and related currencies and higher pension charges impacted heavily on our top and bottom lines. Moreover, our traditionally most profitable business Organon was confronted with the loss of market exclusivity for its key drug Remeron® in the United States, which put significant pressure on results.

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

Sales, Cost, and Income

	Condensed statement of income
Millions of euros	2003	2002

Net sales	13,051	14,002
Cost of sales	(6,933)	(7,301)

Gross margin	6,118	6,701
Selling, R&D, and G&A expenses, other results	(4,771)	(5,194)
Restructuring and impairment charges	(308)	(236)
Results on divestments	25	91

Operating income	1,064	1,362
Financing charges, net	(166)	(204)

Operating income less financing charges	898	1,158
Income taxes	(254)	(335)

Earnings of consolidated companies after taxes	644	823
Earnings from nonconsolidated companies	7	30

Earnings before minority interest	651	853
Minority interest	(49)	(35)

Net income	602	818

Back to Contents

Sales
Sales in 2003 were EUR 13.1 billion, 7 percent down on the previous year. Autonomous (sales volume and price) growth was flat, while currency translation had a negative impact of 8 percent. Sales developed as follows:

					Currency
In percent	Total	Volume	Price		translation		Acquisitions		Divestments

Pharma	(11)	(3)		1		(9)		–		–
Coatings	(5)	1		2		(7)		2		(3)
Chemicals	(4)	–		1		(7)		3		(1)
Akzo Nobel	(7)	(1)		1		(8)		2		(1)

The negative currency translation impact predominantly related to the weakening of the U.S. dollar, the pound sterling, the Brazilian real, and various Asian currencies.

Acquisitions mainly concerned Ferro’s powder coatings business, Crompton’s Industrial Specialties, and ECI Elektro-Chemie. Divestments mainly related to Impregnated Papers.

Operating Income
Operating income was EUR 1,064 million, on balance 22 percent below 2002. The improvement in operational performance attributable to significant cost savings did not fully offset the EUR 300 million negative effect from currency translation and higher pension charges, and the EUR 138 million higher restructuring and impairment charges. Operating income developed as follows:

				Change from 2002

						Restructuring
	Operating	Total			Increased	and impairment
	income for	change from	Operational	Currency	pension	charges/ gains
Millions of euros	2003	2002	performance	translation	charges	on divestments

Pharma	538	(209)	67	(110)	(32)	(134)
Coatings[1]	369	(55)	43	(47)	(32)	(19)
Chemicals[1]	257	(13)	17	(13)	(32)	15
Other	(100)	(21)	13	–	(34)

Akzo Nobel	1,064	(298)	140	(170)	(130)	(138)

All three groups registered a positive operational performance. At Pharma, significant cost savings and the initial payment from Pfizer for the asenapine cooperation of EUR 88 million, more than offset the drop in Remeron® earnings in the United States. Coatings and Chemicals clearly did better than in 2002, as a result of substantial cost savings.

Operating income disclosed as “Other” was positively influenced by lower additions to corporate provisions and some currency gains.

1	2003 and 2002 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.

Back to Contents

R&D Expenses

R&D expenses were EUR 887 million, which is 6.8 percent of sales. For 2002, this was EUR 912 million and 6.5 percent, respectively. Pharma’s R&D expenses as a percentage of sales were increased to 16 percent (2002: 15 percent), reflecting continuous commitment to research and development. Organon spent 19 percent of its sales on research (2002: 18 percent). For Coatings and Chemicals this ratio remained unchanged at 3 percent.

Restructuring and Impairment Charges

The restructuring and impairment charges in 2003 consist of the following elements:

Millions of euros

Asset impairments at
- Pharma	(114)
- Coatings	(5)
- Chemicals	(19)
Restructurings at
- Pharma	(40)
- Coatings	(40)
- Chemicals	(90)

Total	(308)

Impairment charges at Pharma were made in the context of the reassessment and redefinition of its global business, production, and marketing strategy. The writedowns concern facilities in the United States, Japan, United Kingdom, and some other countries.

The restructuring charges consist of provisions for severance payments and other restructuring costs. At Pharma, these predominantly concern the worldwide restructurings at Organon. Coatings’ charges relate to the restructuring of Transportation Coatings and cost saving measures at various other activities. At Chemicals, restructuring costs were incurred for especially Polymer Chemicals, Surface Chemistry, Base Chemicals, and Chelates.

In total, these restructurings affect 2,165 jobs worldwide.

Results on Divestments

The gain on divestments in 2003 predominantly concerned the divestment of Chemicals’ property in the United Kingdom. The gain on divestments in 2002 related to the divestment of Rosemont Pharmaceuticals Ltd in the United Kingdom and several other smaller divestments.

Financing Charges, net

Financing charges decreased from EUR 204 million in 2002 to EUR 166 million in 2003. This was the result of a substantial reduction of net borrowings and lower short-term interest rates. Furthermore, due to the weaker U.S. dollar, interest denominated in this currency translated into lower financing charges.

Back to Contents

Income Taxes

The income tax charge for 2003 amounted to 28 percent, compared with 29 percent in 2002, reflecting the somewhat changed geographic distribution of the Company’s results.

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

Number of employees

The number of employees developed as follows:

		Restructuring/
Number of	December 31,	divestment of	Other	December 31,
employees	2003	underperformers	changes	2002

Pharma	20,680	(1,120)	(20)	21,820
Coatings[1]	28,340	(1,890)	830	29,400
Chemicals[1]	14,410	(1,000)	(30)	15,440
Others	1,150	(70)		1,220

Akzo Nobel	64,580	(4,080)	780	67,880

To date, the major restructuring programs initiated in 2001 and expanded during 2002 and 2003, have resulted in a total workforce reduction by 6,280, some 10 percent of the Company’s workforce.

Especially in Coatings, the Company expanded its workforce in those activities and regions where it is growing, such as China.

Sales and Operating Income by Activities

Earnings development per group was as follows.

	Net sales		Operating income
Millions of euros	2003	2002	2003	2002

Pharma	3,550	4,008	538	747
Coatings[1]	5,160	5,444	369	424
Chemicals[1]	4,470	4,675	257	270
Miscellaneous products, intragroup
deliveries, and eliminations	(129)	(125)	(100)	(79)

Total	13,051	14,002	1,064	1,362

1	2003 and 2002 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.

Back to Contents

Pharma Group

	Percentage		Percentage
	of net sales		of net sales
Business unit	2003	Country of origin	2003

Organon	60	The Netherlands	30
Intervet	27	Germany	5
Diosynth	13	United Kingdom	3
		France	5
		Other European countries	28
		USA and Canada	16
		Latin America	5
		Asia	6
		Other regions	2

In 2003, our Pharma group faced a multitude of challenges. It had to absorb a strong negative impact from weaker currencies and higher pension charges. On top of that, our human healthcare unit Organon faced the loss of market exclusivity for its No. 1 drug Remeron® in the United States. Therefore, a new strategy was developed with priorities for a clear focus on leading positions, alliances to strengthen our growth opportunities in other areas, and aggressive cost cutting. This strategy was vigorously implemented, as was reflected by the conclusion of a major cooperation with Pfizer for asenapine–a very promising phase III drug for schizophrenia and bipolar disorders–, a revised agreement with Sanofi-Synthélabo on Arixtra®, and a very sizeable cost reduction program. Under the circumstances, Organon turned in a satisfactory performance. Diosynth faced headwinds in third-party markets and, looking ahead, will also be impacted by the downturn at Organon. Finally, Intervet was affected by difficult market conditions, especially in the Americas.

Due to these adverse conditions, sales were down 11 percent to EUR 3.6 billion, predominantly caused by a negative currency translation impact of 9 percent. Pharma’s operating income declined 28 percent to EUR 538 million. Results were impacted by the recognition of substantial restructuring and impairment charges. On the other hand, earnings benefited from substantial cost savings and were favored by the special benefit of EUR 88 million from Pfizer payment for the conclusion of the asenapine cooperation.

Sales of Organon’s main products developed as follows:

Millions of euros		Total	Autonomous
	2003 sales	change %	growth %[1]

Remeron®(in the U.S.)	208	(54)	(45)
Remeron®(in rest of the world)	316	20	26
Contraceptives	517	(1)	7
Puregon®	331	(7)	(1)
Livial®	197	(5)	(1)

1	Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. In this case it only excludes the change in sales attributable to currency translation effects. Acquisitions and divestments were not applicable. Reference is made to the remarks under Introduction on page 4.

Back to Contents

Sales for NuvaRing® are gathering momentum, aggregating EUR 40 million for 2003 (2002: EUR 6 million).

Toward the end of the year, the FDA issued an approvable letter for Follistim®-AQTM cartridge, while the Company submitted additional information for Variza™ to the FDA. In March 2004, the Company received an approval letter for Follistim®-AQTM cartridge.

Early in 2004, Organon and Sanofi-Synthélabo concluded that a single management structure would strengthen the opportunities for commercial success of antithrombotic Arixtra® in the complex U.S. market, where 2003 sales aggregated EUR 7 million. Therefore, they agreed that Organon will transfer to Sanofi-Synthélabo its remaining rights and development obligations for Arixtra® and other oligosaccharides, such as idraparinux (SanOrg 34006), in exchange for revenues based on future sales from jointly developed antithrombotic products.

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

Coatings Group

Business unit	Percentage of net sales 2003	Country of origin	Percentage of net sales 2003

Decorative Coatings	35	The Netherlands	6
Industrial Coatings and Finishes	26	Germany	9
Marine & Protective Coatings	16	Sweden	8
Car Refinishes	17	United Kingdom	11
Industrial Products	6	France	9
		Other European countries	22
		USA and Canada	17
		Latin America	3
		Asia	11
		Other regions	4

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

Back to Contents

Sales of EUR 5.2 billion were 5 percent lower than in 2002. Autonomous (sales volume and price) growth of 3 percent was offset by a negative currency translation effect of 7 percent, with divestments and acquisitions, on balance leading to a 1 percent decrease, which mainly related to the divestment of Impregnated Papers.

Coatings' operating income of EUR 369 million was down 13 percent from 2002. The benefits from the aggressive restructuring programs did not offset the negative impact from weaker key currencies and higher pension charges and additional restructuring charges.

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

We continued to grow in Asia Pacific, which represented 14 percent of worldwide Coatings sales (by country of destination). In 2003, we opened a powder coatings facility in Vietnam and a nonstick coatings facility in Dongguan City, China, and announced the investment in a decorative coatings facility in Suzhou, China. In addition, two wood coatings facilities came on stream in the first half of 2004. Furthermore, we acquired full ownership of our powder coatings activities in South Korea and decided to set up our own marketing and sales company for marine and protective coatings in Japan.

Chemicals Group

Business unit	Percentage of net sales 2003	Country of origin	Percentage of net sales 2003

Pulp and Paper Chemicals	19	The Netherlands	27
Functional Chemicals	17	Germany	10
Surface Chemistry	18	Sweden	15
Polymer Chemicals	10	UK	3
Base Chemicals	11	Other European countries	9
Resins	8	USA and Canada	27
Catalysts	7	Latin America	3
Salt	6	Asia	5
Energy	4	Other regions	1

Despite very difficult market conditions in the chemical industry, Akzo Nobel Chemicals was able to turn in a satisfactory performance, as a result of its forceful restructuring programs throughout the group. In 2003, the workforce was reduced by 1,000 people, and several of the programs continued into 2004.

Overall, Chemicals’ sales of EUR 4.5 billion were down 4 percent from 2002. Autonomous (volume and price) growth was 1 percent, while currency translation had a negative impact of 7 percent. Acquisitions and divestments, on balance, added 2 percent.

Back to Contents

Operating income decreased 5 percent to EUR 257 million. Benefits from the restructuring programs and autonomous growth did not offset the impact of lower exchange rates for key currencies, weak economic conditions, higher pension costs, and somewhat higher raw material and energy prices.

Catalysts again achieved a strong performance, while Base Chemicals benefited from the acquisition of ECI Elektro-Chemie. Pulp & Paper Chemicals did better as a result of cost-saving measures. Polymer Chemicals and Surface Chemistry remained under pressure from soft market conditions.

In September, we announced our intention to sell our Catalysts, Phosphorus Chemicals, and Coating Resins businesses in order to create room to maneuver and further improve the Company’s balance sheet. These transactions were completed in the course of 2004, generating proceeds of EUR 1.0 billion.

We will continue to invest, both through organic growth and carefully selected acquisitions, in profitable and leadership positions. Three significant projects came on stream: a major expansion of our chlor-alkali plant in Rotterdam, expansion of ethylene amines production in Sweden, and a grass-root quat plant in Singapore. To meet growing demand from the rapidly expanding South American pulp and paper industry, an investment in a “Chemical Island” at the new Veracel pulp mill in Brazil was approved. Additionally, further chlor-alkali expansion in Rotterdam (although at present still subject to EU-approval of a grant) and an increase in salt capacity in Hengelo, the Netherlands, will go ahead.

2003 saw one selective acquisition, CIRS SpA (Italy), an antifouling/suspending agent producer for the polymer industry.

Geographic Developments

	Net sales, by destination		Net sales, by origin		Operating income		Identifiable assets
Millions of euros	2003	2002	2003	2002	2003	2002	2003	2002

The Netherlands	825	816	2,546	2,662	171	179	2,942	2,618
Germany	1,147	1,084	1,088	1,051	73	34	798	819
Sweden	510	517	1,102	1,184	66	95	773	798
United Kingdom	840	963	798	911	(118)	(16)	913	1,134
Other European countries	3,963	3,951	3,100	3,016	509	591	2,074	2,210
USA and Canada	2,944	3,723	2,604	3,318	94	100	2,014	2,772
Latin America	704	767	470	506	60	96	400	424
Asia	1,453	1,513	1,022	1,064	125	140	848	838
Other regions	665	668	321	290	59	52	302	306
Results on divestments					25	91
Eliminations, cash and
cash equivalents, and
nonconsolidated
companies, net							890	870

Total	13,051	14,002	13,051	14,002	1,064	1,362	11,954	12,789

Sales and earnings in 2003 were affected by the generally soft economic conditions and the weakening of key foreign currencies relative to the euro, mainly concerning the U.S. dollar, the pound sterling, the Brazilian real, and various Asian currencies.

Back to Contents

Sales in Germany increased due to the acquisition of the remaining 50 percent of ECI Elektro-Chemie. In the United States, Pharma’s sales of Remeron® were affected by generic competition in 2003. Both Coatings’ and Chemicals’ activities clearly grew in China.

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

Condensed Statement of Cash Flows

Millions of euros	2004	2003	2002

Cash inflow from operations	1,117	1,516	1,431
Working capital decrease / (increase)	156	(119)	117

Net cash provided by operating activities	1,273	1,397	1,548

Investments in noncurrent assets	(573)	(631)	(749)
Net cash effect of acquisitions	(80)	(101)	(257)
Proceeds from divestments/redemptions	1,007	281	227

Net cash generated by / (used for) investing activities	354	(451)	(779)

Cash dividends paid	(366)	(370)	(363)
Purchase of shares	–	–	(6)
Issuance of shares			4
Net (redemption) / increase of borrowings	(169)	(342)	(290)

Net cash used for financing activities	(535)	(712)	(655)

Effect of exchange rate changes on cash and cash
equivalents	(8)	(27)	(49)

Change in cash and cash equivalents	1,084	207	65

Net cash provided by operating activities amounted to EUR 1.3 billion in 2004, EUR 1.4 billion in 2003 and EUR 1.5 billion in 2002. Cash inflows from operations in 2004 declined on 2003 due to lower earnings (excluding book profits and depreciation, amortization and impairment charges) and increased payments from provisions, partially offset by higher dividends from nonconsolidated companies. Cash inflows from

Back to Contents

operations in 2003 improved on 2002 as included in the lower earnings (excluding book profits and depreciation, amortization and impairment charges) were significant additions to provisions, which substantially exceeded cash payments from these provisions.

Working capital in 2004 decreased as a result of the Company’s improved capital management. Working capital in 2003 increased, when compared to 2002, due to inventory build-up in Pharma.

Net cash generated by/used in investing activities amounted to EUR (0.4) billion in 2004, EUR 0.5 billion in 2003 and EUR 0.8 billion in 2002. Due to the Company’s focus on cash, investments showed a declining trend over 2002 to 2004. In 2004, capital expenditures were below the 2003 level–mainly attributable to Pharma–and almost at depreciation level. Investments are targeted at priority businesses and regions, particularly China and Central and Eastern Europe. In these areas, growth continued at high rates, and we opened several new factories to participate in this development. Chemicals’ investments also include projects in the Netherlands and Brazil. In 2003, capital expenditures of all three groups were lower.

2004 acquisition expenditures concerned Timpe & Mock and several other acquisitions at Coatings. In 2003, acquisition expenditures mainly related to payments for CIRS and the final settlement for the acquisitions of ECI Elektro-Chemie and Crompton’s Industrial Specialties. Acquisitions in 2002 predominantlyconcerned Ferro’s powder coatings activities, Awlgrip® marine and aerospace coatings business, and Crompton’s Industrial Specialties.

Proceeds from divestments principally related to the sale of Catalysts, Phosphorus Chemicals, and Coating Resins. Proceeds from divestments in 2003 mainly concerned the sale of Impregnated Papers and idle properties. Proceeds from 2001 divestments principally related to the sale of Rosemont Pharmaceuticals Ltd. and Printing Inks.

Net cash used for financing activities amounted to EUR 0.5 billion, and reduced on 2003 as a result of lower redemptions.

Akzo Nobel has a U.S. commercial paper program of USD 1.0 billion and a euro commercial paper program of EUR 1.5 billion. At December 31, 2004, these commercial paper programs were not used.

At December 31, 2004, the total amount of long-term credit facilities arranged by Akzo Nobel amounted to EUR 1.5 billion. This facility can be used for general corporate financing purpose and supports our Commercial Paper programs in the euro-market and in the United States. During 2004, none of the facilities were used.

At present the Company’s long-term credit rating from Moody’s is A3 with a short-term rating of P-2, both with a so-called “stable outlook”. The current long-term credit rating from Standard & Poor’s is A–and their short-term rating is A-2, both with a so-called “negative outlook”.

The present rating is 3 notches above the so-called “high-yield zone”. However, if the Company’s rating, due to whatever circumstances would decline or would approach or enter the high-yield zone, this will not only result in increased financing cost for the Company, but could also reduce availability of credit, especially at commercially acceptable rates.

It should be noted, however, that the Company’s present loan documentation does not include any rating covenants.

Back to Contents

A security rating is not a recommendation to buy, sell or hold securities. The rating may be subject to revision or withdrawal at any time by the rating organization. Each rating should be valued independently of any other rating.

At December 31, 2004, the Company had a cash position of EUR 1.8 billion, which was freely available in full. The cash position increased strongly on last year, mainly attributable to the proceeds from divestments. As a consequence, net interest-bearing borrowings1 were down EUR 1.3 billion to EUR 1.1 billion.

For additional information on the type of financial instruments used by the Company, the maturity profile of the Company’s debt, and the currency and interest rate structure of such debt, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” under Foreign Currency Exchange Risk Management and Interest Rate Risk Management.

Equity increased EUR 0.5 billion as a result of retained 2004 income.

Year-end gearing2 improved from 0.92 at December 31, 2003, to 0.36 at December 31, 2004.

Contractual obligations

The following table summarizes our principal contractual obligations at December 31, 2004.

Contractual obligations	Payments due by period
Millions of euros		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years

Long-term debt and capital lease obligations*	2,694	302	102	1,364	926
Commitments for interest**	622	130	231	172	89
Operating leases and other long-term
commitments	557	165	183	86	123
Commitments for raw materials and services	1,287	618	464	151	54
Commitments for capital expenditures	96	86	10

Total Contractual Obligations	5,256	1,301	990	1,773	1,192

*	Of which capital leases total EUR 44 million, reasonably spread over future years.
**	Interest commitments based on fixed interest rates. For some loans interest rate swaps were concluded, whereby the fixed rate is changed in a floating LIBOR or floating EURIBOR rate. Reference is made to note 15 of the consolidated financial statements on page 162.

All purchase commitments for raw materials and services are in the ordinary course of business.

Guarantees related to nonconsolidated companies totaled EUR 5 million (at December 31, 2003:EUR 9 million). As general partners in several partnerships, Akzo Nobel companies are liable for obligations incurred by these partnerships. At December 31, 2004, the risk ensuing from known liabilities associated with these partnerships was EUR 92 million (at December 31, 2003: EUR 139 million).

1	Defined as Long-Term Borrowings plus Short-Term Borrowings less Cash and Cash Equivalents.
2	Net Interest-Bearing Borrowings[1] divided by Equity.

Back to Contents

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

Reference is made to Note 8 of the Notes to the Consolidated Financial Statements.

Guarantees related to nonconsolidated companies totaled EUR 5 million (at December 31, 2003: EUR 9 million). As general partners in several partnerships, Akzo Nobel companies are liable for obligations incurred by these partnerships. At December 31, 2004, the risk ensuing from known liabilities associated with these partnerships was EUR 92 million (at December 31, 2003: EUR 139 million).

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and development spending amounted to EUR 912 million in 2002, EUR 887 million in 2003, and EUR 823 million in 2004. The Company’s research and development policies are specific to each of its three groups. For additional information regarding the Company’s research and development policies for the last three years, see Item 4 “Information on the Company” under B. Business Overview.

CRITICAL ACCOUNTING POLICIES

For the financial years up to and including 2004, Akzo Nobel has presented its financial statements on a basis consistent with generally accepted accounting principles in The Netherlands (“NL GAAP”). The preparation of Akzo Nobel’s financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent liabilities at the date of our financial statements. The policies that management considers to be most important to the presentation of Akzo Nobel’s financial condition and results of operations and to require the most significant demands on management's judgments and estimates about matters that are inherently uncertain are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Akzo Nobel believes that of its significant accounting policies (see Note 2 to the consolidated financial statements), the following may involve a higher degree of judgment and complexity, which in turn could materially affect net income and the balance sheet if various assumptions were changed significantly.

A complete description of Akzo Nobel’s accounting policies appears on pages 127 through 131 of this Report – Summary of Significant Accounting Policies Used in Preparing the Consolidated Financial Statements (“Accounting Policies”).

Back to Contents

Impairment of intangible assets and property, plant and equipment

The Company reviews long-lived assets for impairment when events or circumstances indicate carrying amounts may not be recoverable. Assets subject to this review include intangible and tangible fixed assets.

In determining impairments of intangible and tangible fixed assets, management must make significant judgments and estimates to determine if the cash flows generated by those assets are less than their carrying value. Determining cash flows requires the use of judgments and estimates that have been included in the Company's strategic plans and long-range planning forecasts. The data necessary for the execution of the impairment tests are based on management estimates of future cash flows, which require estimating revenue growth rates and profit margins. Assets are written down to their fair value. The fair value of impaired assets is determined by taking into account these estimated cash flows and using a net present value technique based on discounting these cash flows with business specific discount rates.

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

The Company has recorded a valuation allowance of EUR 53 million as of December 31, 2004, based on estimates of taxable income by jurisdiction in which the Company operates and the period over which deferred tax assets are recoverable. In the event actual results differ from these estimates in future periods, and depending on the tax strategies that the Company may be able to implement, changes to the valuation allowance could be required, which could impact our financial position and results of operations.

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

Contingent liabilities and provisioning for environmental matters, antitrust cases, other litigation (including Remeron® cases), and tax disputes are discussed in Note 14 – Commitments and Contingent Liabilities of the Notes to the Consolidated Financial Statements of Akzo Nobel. For provisions for environmental matters such estimates are based on the nature and seriousness of the contamination as well as on the technology required for cleanup. The provision for antitrust cases is based on an estimate of the costs, fines and civil damages, taking into account legal advice and the current facts and circumstances. Provisions for

Back to Contents

other litigation and tax disputes are also based on an estimate of the costs, taking into account legal advice and information currently available.

Should the actual outcome differ from the assumptions and estimates, revisions to the estimated provisions would be required, which could impact our financial position and results of operations.

Also provisions for termination benefits and exit costs involve management’s judgment in estimating the expected cash outflows for severance payments and site closure or other exit costs. Should the actual cash outflows differ from the assumptions and estimates, additional charges would be required, which could impact our financial position and results of operations.

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

It should be noted that when discount rates decline or rates of compensation increase go up–amongst other due to increased inflation–pension and postretirement benefit obligations will increase. Net periodic pension and postretirement costs might also increase, but that depends on the actual relation between the unrecognized loss and the so-called corridor (10% of the greater of benefit obligations and plan assets) as well as on the relative change of the discount rate versus the change of the benefit obligation.

If the Company would have to lower the assumed expected return on plan assets, this would result in higher net periodic pension costs.

NEW ACCOUNTING PRONOUNCEMENTS

NL GAAP

Implementation of International Financial Reporting Standards
In June 2002, the European Commission decided that all listed companies in the EU should apply International Financial Reporting Standards (IFRS) in their financial statements from 2005 onwards. As a consequence, Akzo Nobel will report in accordance with IFRS starting with the Report for the First Quarter of 2005. The differences not only concern accounting policies, but also additional disclosures in the notes to the financial statements. In 2004, we made the required changes to our financial reporting and consolidation systems and restated the comparative 2004 interim statement of income and balance sheet figures. On December 14, 2004, we published restated figures for the first three quarters of 2004 and provided information on the expected impact of IFRS on the Company’s reported performance and financial position. See “IFRS-based reporting for 2004 & implementation of IAS 32 and 39” published on the Company’s website. This report was furnished to the Commission on Form 6-K on April 20, 2005, which is incorporated by reference herein.

Back to Contents

US GAAP

The FASB issued several pronouncements of which the following are applicable to the Company.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards 123—revised 2004 (“SFAS 123R”),Share-Based Payment which replaces Statement of Financial Accounting Standards No. 123 (“SFAS 123”),Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25 (“APB 25”),Accounting for Stock Issued to Employees. SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We have not yet determined the impact of the adoption of SFAS 123R.

In November 2004, the FASB issued SFAS 151,Inventory Costs, An Amendment of ARB No. 43, Chapter 4. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Statement requires that those items be recognized as current-period charges. Additionally, Statement 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Statement 151 is effective for fiscal years beginning after June 15, 2005, with earlier application permitted. The Company has not yet determined the impact of the adoption of SFAS 151.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104 ("SAB 104"),Revenue Recognition, which superseded Staff Accounting Bulletin No. 101 ("SAB 101"),Revenue Recognition in Financial Statements. The primary purpose of SAB 104 was to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of Emerging Issues Task Force 00-21 ("EITF 00-21"),Accounting for Revenue Arrangements with Multiple Deliverables. SAB 104 also incorporated certain sections of the SEC'sRevenue Recognition in Financial Statements—Frequently Asked Questions and Answers document. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101, as they apply to us, remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2003, the FASB issued FIN 46R which clarified some of the provisions of FIN 46 and exempted certain entities from its requirements. FIN 46R was effective for us for the year ended December 31, 2004. We have considered the provisions of FIN 46R and concluded that the Company holds no variable interest entities that need to be consolidated.

FORWARD LOOKING STATEMENT ON 2005

We look to the future with cautious optimism and expect that we will be able to grow the top line of the Company in 2005 across the portfolio. Our bottom line will benefit from this growth, but will also be impacted by raw material prices–which are still increasing–and the stronger euro. In human healthcare especially, we will have to rise to the challenge during 2005 of finding the right balance between investing in R&D and premarketing, while actively defending margins. In spite of the very challenging and unpredictable economic

Back to Contents

conditions (currencies and raw material prices), we aspire to achieve a net income, excluding nonrecurring items, within the range of 2004, which on an IFRS-basis was some EUR 800 million1.

In 2005, our focus will shift to growth, though we must keep our eyes on cost to protect our earnings. At the same time, following the Chemicals strategy we are creating further room to maneuver for growth opportunities in attractive strategic priority areas. We will continue to manage our funds in a highly disciplined manner and expect capital expenditures in the order of magnitude of EUR 650 million, up from 2004 due to our projects in the Netherlands and Brazil. Furthermore, we will continue to screen our activities and upgrade our portfolio based on value creation. The Company’s strategy is also to strengthen the portfolio by selective acquisitions, supporting profitable growth in strategic areas.

We expect that no additional funds will have to be raised for the financing of continued operations.

Excluding acquisitions and divestments, the number of employees is expected to decrease due to the implementation of restructuring programs at all groups, while it will expand from investments in growth in strategic priority areas.

1	For information on the impact of the International Financial Reporting Standards (IFRS) see the report “IFRS-based reporting for 2004 & implementation of IAS 32 and 39” and the “Report for the 1st quarter of 2005”. Both reports have been furnished to the Commission on Form 6-K in April 2005, which are incorporated by reference in this Form 20-F.

Back to Contents

Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Corporate Governance

Akzo Nobel N.V. is a public limited liability company (“Naamloze Vennootschap”) established under the laws of the Netherlands. Its common shares are listed on Euronext Amsterdam and quoted on NASDAQ in the form of American Depositary Receipts.

Akzo Nobel’s management and supervision structure is organized in a so-called two-tier system, comprising a Board of Management, solely composed of executive directors, and a Supervisory Board, solely composed of nonexecutive directors. The two Boards are independent of each other.

Akzo Nobel’s corporate governance structure is based on the requirements of the Dutch Civil Code, the Company’s Articles of Association, and the rules and regulations applicable to companies listed on Euronext Amsterdam and NASDAQ, complemented by several internal procedures. These procedures include a risk management and control system as well as a system of assurance of compliance with laws and regulations.

Over the last decade, Akzo Nobel has been consistently enhancing and improving its corporate governance standards in accordance with applicable laws and regulations. Most notable are the Dutch Corporate Governance Code adopted in 2003 (“the Code”) and the U.S. Sarbanes-Oxley Act of 2002 and its implementation rules by the SEC and NASDAQ.

The Code contains principles and best practices for Dutch companies, with listed shares. As already stated in the 2003 Annual Report, Akzo Nobel agrees both with the general approach and with the vast majority of its principles and best practice provisions. Corporate governance at Akzo Nobel was placed on the agenda of the General Meeting of Shareholders of 2004 as a separate item for discussion of the intended implementation of the Code with shareholders. This specifically included a number of aspects where deviations from the Code were expected, as identified in the 2003 Annual Report. The Board of Management and the Supervisory Board have taken these discussions into account in formulating a position on the Company’s corporate governance. One of the results is that a proposal for amendment of the Articles of Association was submitted to and approved by the General Meeting of Shareholders of April 21, 2005. A request has been made to the Dutch Ministry of Justice for the required certificate of no objection to the notarial deed of amendment of the Articles. After this certificate of no objection has been obtained, the civil notary will execute the deed of amendment of the Articles and the amended Articles will come into effect. At that point in time, the amended Articles will be furnished on Form 6-K.

In this section, Akzo Nobel’s current corporate governance is addressed and actual as well as expected deviations from the Code are explained, in accordance with the Code’s “apply or explain” principle. Where relevant, the amendment of the Articles of Association, as decided at the General Meeting of Shareholders on April 21, 2005 (the “amendment of the Articles”) will be mentioned. A full elucidation of the amendment of the Articles was added to the notes to the agenda of the General Meeting of Shareholders of April 21, 2005. The main elements of the amendment of the Articles are described in Item 10.B.

The Board of Management and the Supervisory Board believe that the Company’s corporate governance structure, as described here and in the amendment of the Articles, is the most appropriate for Akzo Nobel

Back to Contents

at this point in time. Except for those aspects of the Company’s governance structure which can only be amended with the approval of the General Meeting of Shareholders, the Board of Management and the Supervisory Board may make adjustments to the way the Code is applied as is described below, if this is considered to be in the interest of the Company and its affiliated enterprise. In case such adjustments are made, they will be published and reported in the annual report for the relevant year.

Supervisory Board

The overall assignment of the Supervisory Board is to exercise supervision over the policies adopted by the Board of Management and over the general conduct of the business of the Company and its subsidiaries. This specifically includes supervision of the realization of the Company’s operational and financial objectives, the corporate strategy designed to achieve the objectives, and the main financial parameters and risk factors. The Supervisory Board also provides the Board of Management with advice. In fulfilling its assignments the Supervisory Board and its members are guided by the interests of the Company and its affiliated enterprise.

Appointment, Independence, and Composition

The members of the Supervisory Board are appointed by the General Meeting of Shareholders on the binding nomination by the Meeting of Holders of Priority Shares. After adoption by the General Meeting of Shareholders on April 21, 2005 of the proposed amendment of the Articles of Association, in the future the nomination procedures for the members of the Supervisory Board and of the Board of Management (see page 112) will be followed. As a general rule, based on the rotation schedule, a member’s tenure is four years. In principle, members are eligible for reelection twice. However, in deviation of the Code (provision III.3.5), if it is considered in the interest of the Company, a member can be nominated for reelection more often. As stated in the Report of the Supervisory Board, the Supervisory Board believes it is in the interest of the Company to nominate Mr. Cohen again for reelection at the General Meeting of Shareholders of 2005.

The composition of the Supervisory Board is such that the members are able to act with due objectivity and independently of one another and of the Board of Management. All Supervisory Board members meet the independence requirements as stated in Code provisions III.2.1, III.2.2 and III.2.3, except for Mr. van Lede and Mr. van den Brink. In this respect it should be noted that Mr. van Lede is a former member of the Board of Management of Akzo Nobel, who retired from this position in 2003. As a long-standing policy, the Company welcomes the recent knowledge and expertise of the affairs and business of the Company in one member of the Supervisory Board. Mr. van den Brink was a member of the Managing Board of ABN AMRO, one of the principal banks of the Company. He retired from this position in 2002. Mr. van den Brink is still a consultant on macroeconomic policies to this bank, but in this capacity he is not involved in its management. Although this is formally not in compliance with Code provision III.2.3, the Company is convinced that Mr. van den Brink should be considered as an independent Supervisory Board member under the Code.

No member of the Supervisory Board has more than five supervisory board memberships in Dutch listed companies.

In 2004, the Supervisory Board revised its Rules of Procedure, which include detailed provisions on how to deal with conflicts of interest and potential conflicts of interest between members of the Supervisory Board and the Company. The Rules of Procedure, encompassing the Profile and the Charters of the Committees, reflect the tasks and responsibilities of the Supervisory Board and are available on Akzo Nobel’s website.

Back to Contents

The Chairman of the Supervisory Board determines the agenda and chairs the meetings of the Supervisory Board, monitors the proper functioning of the Supervisory Board and its Committees, arranges for the adequate provision of information to the members of the Supervisory Board and acts on behalf of the Supervisory Board as the main contact for the Board of Management. He also initiates the evaluation of the functioning of the Supervisory Board and the Board of Management, and chairs the General Meeting of Shareholders. The Supervisory Board is chaired by Mr. Loudon, a former chairman of the Board of Management who retired from this position in 1994. This is a deviation from the Code (provision III.4.2). The Company believes that in view of the experience and expertise of Mr. Loudon as Chairman of the Supervisory Board, it is in the best interest of the Company that Mr. Loudon will remain Chairman until he retires in 2006.

Back to Contents

Supervisory Board	Principal Occupation	Member since

Aarnout Loudon	Former Chairman of the Board of Management of Akzo Nobel	1994
(1936, Dutch),	Former member of the First Chamber of the Dutch Parliament
Chairman	Chairman of the Supervisory Board of ABN AMRO Holding
	Member of the Supervisory Board of Royal Dutch Petroleum Company
	Member of the International Advisory Board of Allianz AG (Germany)
Maarten van Veen	Former CEO of Koninklijke Hoogovens	1997
(1935, Dutch)	Chairman of the Supervisory Board of Koninklijke Volker Wessels Stevin
Deputy Chairman	Deputy Chairman of the Supervisory Boards of ABN AMRO Holding and
(resigned per May 1,	Imtech
2005)	Nonexecutive Director of Corus Group (United Kingdom)
Virginia Bottomley	Former Secretary of State for Health and Member of the British Cabinet	2000
(1948, British)	Governor of the London School of Economics, Governor of the Ditchley
	Foundation
	Executive Director of Odgers Ray & Berndtson
Dolf van den Brink	Professor Financial Institutions, University of Amsterdam	2004
(1948, Dutch)	Economic Advisor to the Managing Board of ABN AMRO Bank
	Former Member of the Managing Board of ABN AMRO Bank
	Chairman of the Supervisory Boards of Van der Moolen Holding and
	Nyenrode University
	Member of the Supervisory Board of Samas-Groep
Uwe-Ernst Bufe	Former CEO of Degussa	2003
(1944, German)	Chairman of the Supervisory Board of UBS Investment Bank, Frankfurt
	Member of the Supervisory Board of Altana and Rütgers
	Member of the Supervisory Board of Solvay (Belgium)
	Member of the Board of Directors of Umicore (Belgium)
Abraham Cohen	Former Senior Vice President of Merck & Co.	1992
(1936, American)	Former president of Merck Sharp & Dohme International
	Chairman of the Board of Directors of Vasomedical (New York) and of
	Neurobiological Technologies (California)
	Nonexecutive Director of Teva Pharmaceutical Industries (Israel) and of
	Chugai Pharmaceuticals (Japan)
Cees van Lede	Former Chairman of the Board of Management of Akzo Nobel	2003
(1942, Dutch)	Chairman of the Supervisory Board of Heineken
	Member of the Supervisory Board of Philips Electronics and Air Liquide
	(France)
	Nonexecutive Director of Reed Elsevier, Sara Lee Corp. (United States)
	and Air France/KLM (France)
	Chairman of the Board of Directors of INSEAD (France)
Alain Mérieux	Chairman of bioMérieux	2002
(1938, French)	Director of Eurazeo and Compagnie Plastic Omnium
Lars Thunell	President and CEO of SEB Skandinaviska Enskilda Banken	1999
(1948, Swedish)	Chairman of the Board of IBX, Integrated Business Exchange
Karel Vuursteen	Former CEO of Heineken	2002
(1941, Dutch)	Member of the Board of Directors of Heineken Holding
	Member of the Supervisory Boards of Royal Ahold and ING Group
	Member of the Supervisory Board of Electrolux (Sweden)
	Member of the Supervisory Board of Henkel (Germany)

Mr. Loudon, Mr. Van Veen, Mrs. Bottomley and Mr. Vuursteen are the members of the Remuneration and Nomination Committee.

The Audit Committee is formed by Mr. van den Brink, Mr. Bufe, Mr. Cohen, and Mr. Thunell.

Back to Contents

Remuneration

Supervisory Board members receive a fixed annual remuneration that is determined by the General Meeting of Shareholders. In accordance with the Articles of Association, the Supervisory Board may vote a remuneration to one or more of its members who have been designated to exercise wholly or partly one or more powers or activities of the Supervisory Board for the work performed by them in such office.

The members of the Supervisory Board are subject to the Akzo Nobel Rules on Inside Information and report all transactions in Akzo Nobel shares to the applicable authorities. The Company has chosen not to follow provision III.7.3 of the Code that requires notification by members of the Supervisory Board of all changes in their holdings of shares in Dutch listed companies, as this is governed by the Company’s own internal code. The same considerations apply as stated in this respect for the members of the Board of Management.

Committees

The Supervisory Board has established three Committees: the Audit Committee, the Nomination Committee, and the Remuneration Committee. Each Committee has a charter describing its role and responsibility and the manner in which it reports to the full Supervisory Board on its duties. These charters are included in the Rules of Procedure, published on the Company’s website. The Committees report on their deliberations and findings to the full Supervisory Board.

The Audit Committee assists the Supervisory Board in its oversight of the quality and integrity of the accounting, auditing, reporting, and risk management practices of the Company. The Audit Committee focuses on these and a number of other subjects, included in its charter. The Chairman of the Audit Committee is Dr. Thunell. The Supervisory Board has determined, that Dr. Thunell is an audit committee financial expert as defined in Item 16A of Form 20-F.

A major point of attention of corporate governance rules is the independence of the auditors. The Audit Committee has been delegated direct responsibility for compensation and oversight of the auditors and the services they provide to the Company. The auditors are prohibited from providing certain nonaudit services to the Company. In order to anchor this in the procedures of the Company, the Supervisory Board adopted the “Akzo Nobel Auditors Independence Policy” and the related “Akzo Nobel Audit Committee Preapproval Policy on Audit, Audit-Related, and Nonaudit Services.” All the aforementioned documents and policies are available on Akzo Nobel’s website.

The Nomination Committee and the Remuneration Committee, until 2005 combined in one committee, consist of the same members.

The Nomination Committee focuses on drawing up selection criteria and appointment procedures for Supervisory Board and Board of Management members, assessing the size and composition of both Boards, assessing the functioning of the individual members, making proposals for appointments and reappointments, and supervising the Board of Management in the selection of senior management. The role of the Nomination Committee is formalized in the amendment of the Articles of Association, which includes the proposed changes to the appointment procedure for members of the Supervisory Board and of the Board of Management described above.

The Remuneration Committee is responsible for drafting proposals to the Supervisory Board on the remuneration policy, the remuneration of individual members of the Board of Management, the remuneration schemes for Akzo Nobel executives involving Akzo Nobel shares, and preparing proposals

Back to Contents

by the Supervisory Board to the General Meeting of Shareholders concerning the remuneration of the members of the Supervisory Board.

The Remuneration Committee is chaired by Mr. Loudon. As Mr. Loudon is Chairman of the Supervisory Board and a former member of the Board of Management, this constitutes, for continuity reasons, a temporary deviation from Code provision III.5.11. This situation will no longer exist after Mr. Loudon’s retirement in 2006.

Activities in 2004

The full Supervisory Board met five times in the course of 2004. All meetings were well attended by all Board members. The October meeting was held at the Intervet site in Boxmeer, the Netherlands, where a special focus was placed on Akzo Nobel’s animal healthcare business unit.

All meetings were plenary sessions with the full Board of Management. On two occasions, the Supervisory Board held separate meetings, which were partly attended by the CEO, to evaluate its working methods, procedures, its own functioning and that of its committees as well as the functioning of the Board of Management and its individual members, and its relationship with the Board of Management. It also discussed the composition of the Supervisory Board and its Committees.

The Chairman of the Supervisory Board prepares the meetings with the assistance of the Chairman of the Board of Management. The Supervisory Board discussed such issues as Company strategy, corporate governance, risk management, restructuring measures, and the approval of major investments, acquisitions, and divestments. Regular agenda items included financial and operational performance, share price development, operational planning, and the annual financing and investment plan.

In light of the Sarbanes-Oxley Act in the United States and the Dutch Corporate Governance Code, corporate governance was reviewed and preparations were made to revise the Articles of Association. Although the Rules of Procedure of the Supervisory Board and its Committees had been amended in 2004, a more detailed review took place in early 2005. The Rules of Procedure are available on the Company’s website.

The Supervisory Board again devoted considerable time to discussions on the Company’s strategy. The Supervisory Board discussed with the Board of Management the overall strategy including objectives, associated risks, and the mechanisms for controlling financial risks. In three separate sessions the strategy of Pharma, Coatings, and Chemicals was reviewed and discussed in more detail. The Supervisory Board also discussed and consented to the Company’s overall strategy.

The Board of Management keeps the Supervisory Board regularly informed of intended organizational changes and appointments of senior managers.

In December 2004 the full Supervisory Board received training on the new IFRS requirements and their consequences for the Company.

Audit Committee
The Audit Committee currently consists of four members and was chaired by Mr. Fentener van Vlissingen until his resignation. He was succeeded as chairman by Lars Thunell. Mr. van den Brink filled the vacancy caused by the resignation of Mr. Fentener van Vlissingen in May 2004.

Back to Contents

The Audit Committee had seven regular meetings in 2004. The CEO, the CFO, the Director of Corporate Control, the internal auditor, and the lead partner of the external auditor KPMG attended all regular meetings. In addition, the Audit Committee met with only the CEO and CFO being present, and held a meeting with only the external auditor.

The Audit Committee regularly discussed financial statements, as well as the Annual Report on Form 20-F for SEC filing, internal and external control procedures, risk management, Internal Auditing reports, and the external auditor’s performance and independence. Before the announcement of quarterly results, the Audit Committee was informed of the figures and consulted on the report and press release to be published.

In addition, in 2004 considerable time was spent on corporate governance. With the assistance of an external advisor, the Committee reviewed how it functioned and proposed a revised Charter, which was later approved by the Supervisory Board and included in the Rules of Procedure.

The Audit Committee further discussed such items as:
•	Treasury and Finance (including the Company’s hedging policy)
•	IFRS implementation
•	implementation of the requirements of Section 404 of the Sarbanes-Oxley Act
•	pensions
•	nonrecurring items.

Remuneration Committee and Nomination Committee
The Remuneration and Nomination Committee was split into two separate committees in December 2004. The two Committees consist of the same four members. The Committees met three times in 2004. Mr. Loudon chairs the Remuneration Committee and the Nomination Committee.

The Nomination Committee made proposals for the succession of Mr. van Veen in 2005 and reviewed the composition and division of tasks within the Board of Management in view of Mr. Van der Meer’s retirement in 2005. The Remuneration Committee made a recommendation on the remuneration and remuneration policy for the members of the Board of Management, including personal targets. The Supervisory Board approved the Committees’ recommendations and will submit the remuneration policy to the General Meeting of Shareholders for adoption. A performance-related share plan and a revised performance-related option plan, both for Executives, will also be submitted for approval to the General Meeting of Shareholders.

For the principal elements of the Supervisory Board’s remuneration report reference is made to page 92.

Changes in the Supervisory Board
At theGeneral Meeting of Shareholders of April 22, 2004, the total number of Supervisory Board members was reduced by one and fixed at ten. Effective May 1, 2004, Frits Fentener van Vlissingen stepped down, having reached the age limit.

Also effective May 1, 2004, Dolf van den Brink, Professor Financial Institutions at the University of Amsterdam and former member of the Managing Board of ABN AMRO Bank, was appointed to the Supervisory Board for a four-year term. Aarnout Loudon and Virginia Bottomley were reappointed for, respectively, a two-year and a four-year period.

Back to Contents

At the General Meeting of Shareholders on April 21, 2005, Maarten van Veen resigned after having served on the Board for seven years.

The General Meeting of Shareholders approved that Maarten van den Bergh, nonexecutive chairman of the Board of Lloyds TSB Group and former president of Royal Dutch Petroleum Company and vice-chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group, was appointed to the Supervisory Board for a four-year term to succeed Mr. van Veen.

Also at this meeting, Abraham Cohen was stepping down from the Supervisory Board. The Rules of Procedure of the Supervisory Board provide that in principle members will step down after having served three four-year terms. However, given the challenges Akzo Nobel’s Pharma business is facing and will continue to face in the next few years and given the importance of the U.S. market in general, the Supervisory Board considered an exception to this general rule to be in the best interest of the Company. The General Meeting of Shareholders reappointed Mr. Cohen for a four-year period.

All nominations were made in accordance with the membership profile, which can be found on Akzo Nobel’s website.

All Supervisory Board members meet the applicable independence requirements of the Dutch Corporate Governance Code, except for Mr. van Lede and Mr. van den Brink. However, the Supervisory Board considers Mr. van den Brink to be independent under the Code. Reference is made to the details of the Supervisory Board members on pages 85 and with respect to Mr. van den Brink’s independence to the explanation in the Corporate Governance chapter on page 83.

Board of Management

General
The Board of Management is entrusted with the management of the Company, which means, among other things, that it defines the strategic direction, establishes the policies, and manages the Company’s day-today operations. The members of the Board of Management collectively manage the Company and are responsible for its performance. They are jointly and individually accountable for all decisions made by the Board of Management. In performing its duties, the Board of Management is guided by the interest of the Company and its affiliated enterprise.

The Chairman leads the Board of Management in its overall management of the Company to achieve its performance goals and ambitions. He is the main point of liaison with the Supervisory Board. The CFO is specifically responsible for the Company’s financial affairs. The Board of Management has members with specific responsibility for the main product areas: Pharma, Coatings, and Chemicals.

Akzo Nobel’s organizational model is based on business units. The General Managers are responsible for the performance of their business units. To safeguard consistency and coherence for the total organization, Corporate Directives have been established by the Board of Management.

For effective steering of the strategy and operations of the business units, the Board of Management has delegated certain authorities to Board Committees for Pharma, Coatings, and Chemicals. Furthermore, a Pensions Board Committee oversees the general pension policies to be implemented in the various pension plans of the Company. Board Committees consist of at least two Board members. Delegation of authorities to Board Committees and individual Board members is laid down in an internal authority schedule.

Back to Contents

The Board of Management appoints its own secretary, which may be and at this moment is the same person as the Secretary of the Supervisory Board. This is Mr. G.H. (Han) Jalink (1949, Dutch), serving in this capacity since 2002.

The composition of the Board of Management on May 31, 2005 was as follows:

		Served in such or
Board of Management	Position with Company	similar capacity since

Hans Wijers	Chairman and CEO	2002
(1951, Dutch)
Rob Frohn	CFO	2004
(1960, Dutch)
Toon Wilderbeek	Pharma	2002
(1950, Dutch)
Leif Darner	Chemicals	2004
(1952, Swedish)

Effective May 1, 2005, Rudy van der Meer retired from the Board of Management.

Appointment, Conflicts of Interest
The General Meeting of Shareholders appoints the members of the Board of Management. The Meeting of Holders of Priority Shares is entitled to make binding nominations for such appointments. As a rule, the members of the Board of Management step down at the Annual General Meeting in the year in which they reach the age of 62. Members of the Board of Management can be removed from office by the General Meeting of Shareholders.

Starting with the appointments made in 2004, members of the Board of Management are appointed for four-year terms, with the possibility of reappointment. This is in line with the Code’s provision II.1.1. However, the contracts of the incumbent members of the Board of Management were not renegotiated, as this was not felt to be in the interest of the Company.

In the amendment of the Articles of Association, the maximum four-year term for members of the Board of Management appointed as of 2004 will be formalized.

The Meeting of Holders of Priority Shares has the right to make binding nominations for the appointment of members of the Board of Management and the Supervisory Board. The priority shares are held by the Akzo Nobel Foundation. The Board of the Akzo Nobel Foundation consists of the members of the Board of Management and the Supervisory Board.

According to the Code’s recommendation (provision IV.1.1) the General Meeting of Shareholders should be able to pass a resolution to cancel the binding nature of a nomination for the appointment of the Supervisory Board or the Board of Management. This provision also states that the Company may require that such resolution will be subject to a quorum, which may not exceed one third of the issued capital. In this connection it is noted that the Company’s Articles of Association provide that the holders of priority shares have the power to draw up binding nominations for appointments as aforesaid. These nominations cannot be canceled by the General Meeting of Shareholders. The Company subscribes to the Code’s

Back to Contents

principle in general and therefore proposes additional provi sions relating to the nomination procedures. In the amendment of the Articles of Association, aside from the existing nomination powers of the Meeting of Holders of Priority Shares, an additional nomination procedure will be introduced. This means that in normal circumstances the members of the Supervisory Board and the Board of Management will be appointed on the basis of a nonbinding nomination by the Supervisory Board. The Board of the Akzo Nobel Foundation has confirmed its intention to use its binding nomination rights only in case of exceptional circumstances, such as in the event of a (threatened) hostile takeover. In both of the aforesaid situations, resolutions to appoint a person as a member of the Supervisory Board or the Board of Management require a simple majority. Of course, shareholders meeting the requirements of the Articles of Association also have the right to nominate members of the Supervisory Board or the Board of Management. Such appointments will require a two-thirds majority representing at least fifty percent of the outstanding share capital.

Although a deviation from provision IV.1.1 of the Code, the Supervisory Board and the Board of Management believe the Company is introducing provisions in this respect that will enhance the continuity of the Company’s management and policies. In this connection it is observed that the Board of the Foundation will consist only of those members of the Supervisory Board who are not a member of the Audit Committee.

Members of the Board of Management are allowed to hold a maximum of two supervisory board memberships in other companies. This is in line with the Code (provision II.1.7). The exception to this rule is that in the year prior to their retirement, Board of Management members are allowed to hold more than two supervisory board memberships in order to allow them to prepare for their postretirement activities, provided this does not interfere with the execution of their tasks as members of the Board of Management. Acceptance of external supervisory board memberships is subject to approval by the Supervisory Board, which power has been delegated to the Chairman of the Supervisory Board.

The handling of (potential) conflicts of interest between the Company and members of the Board of Management is governed by the Rules of Procedure for the Board of Management. Decisions to enter into transactions under which Board of Management members would have conflicts of interests that are of material significance to the Company and/or to the relevant Board of Management member require the approval of the Supervisory Board.

Changes in the Board of Management

Effective May 1, 2004, Fritz Fröhlich retired as CFO and Deputy Chairman of the Board of Management. Rob Frohn, who until the end of 2003 was General Manager of Surface Chemistry, succeeded him as a member of the Board of Management and CFO.

Dag Strömqvist retired from the Board of Management effective July 1, 2004.

Leif Darner, until May 1, 2004, General Manager of Marine & Protective Coatings, succeeded Mr. Strömqvist.

Rudy van der Meer retired effective May 1, 2005. It was decided not to fill this vacancy. Hans Wijers will take responsibility for Akzo Nobel’s Coatings businesses in addition to his duties as CEO.

At the General Meeting of Shareholders on April 21, 2005, it was decided to decrease the number of members of the Board of Management to four.

Back to Contents

B.	COMPENSATION

Remuneration in 2004

Pursuant to the Dutch “Disclosure of Remuneration of Board Members Act,” total remuneration and shares held by members of the Supervisory Board and the Board of Management are specified below.In 2004, the aggregate remuneration of the Supervisory Board and Board of Management was EUR 6.5 million. The aggregate amount set aside or accrued by the Company in 2004 to provide pension, retirement or similar benefits for those individuals was EUR 1.4 million.

Supervisory Board

In respect of their functions the members of the Supervisory Board received the following remuneration:

In euros	2004	2003

Aarnout Loudon, Chairman1)	59,000	56,100
Frits Fentener van Vlissingen3)	16,000	47,200
Maarten van Veen1)4)	48,000	47,200
Virginia Bottomley1)	48,000	45,700
Dolf van den Brink5)	32,000
Uwe-Ernst Bufe2)	48,000	32,000
Abraham Cohen2)	48,000	47,200
Cees van Lede	41,000	27,300
Alain Mérieux	41,000	41,000
Lars Thunell2)	48,000	47,200
Karel Vuursteen1)	48,000	45,700

1)	Member of the Remuneration Committee and member of the Nomination Committee.
2)	Member of the Audit Committee.
3)	Until May 1, 2004, Deputy Chairman and member of the Audit Committee.
4)	From May 1, 2004, Deputy Chairman.
5)	From May 1, 2004, member of the Supervisory Board and member of the Audit Committee.

In accordance with the articles of association and good corporate governance practice, the remuneration of Supervisory Board members is not dependent on the results of the Company. The Company does not grant stock options and/or shares to its Supervisory Board members and does not provide loans to them. Travel expenses and facilities for members of the Supervisory Board are borne by the Company and reviewed by the Audit Committee.

Former members of the Supervisory Board did not receive any remuneration.

Board of Management

The remuneration policy and the individual service contracts of the members of the Board of Management are determined by the Supervisory Board within the framework of the remuneration policy adopted by the General Meeting of Shareholders. The Remuneration Committee prepares all relevant information and provides advice to the Supervisory Board on all matters relating to the remuneration and service contracts of the Board of Management.

Back to Contents

The objective of the Company’s remuneration policy is to provide remuneration in a form that will attract, retain, and motivate the members of the Board of Management as top managers of a major international company. In the determination and differentiation of the remuneration levels of the CEO, the CFO, and the other members, due allowance is made for the individual’s specific responsibilities. Remuneration is differentiated on a basis comparable to that in other large Dutch multinational companies. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and dependent on short- and long-term performance of the individual Board member and the Company.

Remuneration Structure 2004

The total remuneration package of the members of the Board of Management consists of:

–	base salary
–	performance-related short-term incentive
–	performance-related stock options
–	performance-related restricted shares
–	pension provisions
–	other benefits, including severance payments.

The Remuneration and Nomination Committee considers the remuneration structure each year to ensure it meets the objectives of the remuneration policy.

In 2004, the value of fixed and variable components at target levels breaks down as follows:

		Other Board
	CEO	members	Average

Fixed	39%	43%	42%
Variable	61%	57%	58%

This breakdown is in line with the policy to provide a highly performance-related remuneration package. The variable components are related to stretching performance targets. Therefore, the reward related to these components may be lower than indicated. Only in the situation that actual performance is above targeted performance may a reward be granted that is higher than indicated.

Base Salary 2004
The Supervisory Board decided not to adjust base salary levels for 2004. The base salary for members of the Board of Management appointed in 2004 amounted to EUR 460,500 and is equal to the base salaries of the other members of the Board of Management, with the exception of the CEO.

Short-Term Incentive (annual bonus) 2004
The short-term incentive (annual bonus) as described in the remuneration policy was applied for the first time in 2004.

The members of the Board of Management, going forward in that position during the whole of 2005, have informed the Remuneration Committee that they have the intention, during the next open period, to invest 50% of their 2004 net bonus in Akzo Nobel shares, which will be held for a period of not less than three years.

Back to Contents

Long-Term Incentives 2004
In 2004 the Remuneration Committee fixed the number of options relating to the option arrangement 2001–2011. These options were granted on the condition that the number of options could (after three years) be reduced by a maximum of 50% if certain performance criteria were not met or not sufficiently met.

The Committee has fixed the number of options on the basis of the average of the EVA on Invested Capital during the years 2001–2003. The outcome of this calculation resulted in a discount of 5.6% of 50% of the number of granted options. Consequently, 97.2% of the number of options became unconditional.

Under the new option plan applicable as from the year 2004, 23,000 conditional options were granted to the CEO and 15,000 to the other members of the Board of Management. The members of the Board of Management who retired in 2004 received 20,000 (Mr. Fröhlich) and 10,000 options (Mr. Strömqvist).

The number of performance-related shares granted to the members of the Board of Management in 2004 amounted to 33,000 for the CEO and 22,000 for the other members. Board members who retired in 2004 did not receive any performance-related shares.

Stock Options1
In 2002, stock options were granted to the Board of Management with a term of ten years and a performance-dependent vesting period of three years. After three years, the number of options granted can be decreased by a maximum percentage of 50, if specific performance criteria are not met or not sufficiently met. From 2003 onwards, options granted expire after seven years.

All outstanding options from the series 1999, which were exercisable immediately upon grant, lapsed in 2004.

The stock options granted in 2004 are conditional during a period of three years after grant and have a total term (including the three-year conditional period) of seven years. The exercise price of the stock options is the Euronext Amsterdam opening price on the first day after the General Shareholders’ Meeting that the Akzo Nobel share is quoted ex dividend (2004: EUR 31.45).

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

Loans
As a policy and as required by the Sarbanes-Oxley Act, the Company does not provide loans to members of the Board of Management. There are currently no loans outstanding.

1	For a description of the option plan and the Akzo Nobel Employee Share Plan reference is made to Note 13 of the Notes to the Consolidated Financial Statements of Akzo Nobel.

Back to Contents

Contracts of Employment
Starting with the appointments made in 2004, members of the Board of Management are appointed for four-year terms, with the possibility of reappointment.

Former Members of the Board of Management
Charges relating to former members of the Board of Management amounted to EUR 547,900 in 2004, mainly related to pension expenses (2003: EUR 656,700).

Overview of Remuneration 2004
The members of the Board of Management received the following salaries, performance related bonuses and other emoluments1.

In euros	2004	2003

Hans Wijers, Chairman from May 1, 2003
Salary	644,900	614,000
Bonus	628,500	338,400
Other emoluments	6,000	5,300

Leif Darner, from July 1, 2004
Salary	230,300
Bonus	207,300
Other emoluments	3,100

Rob Frohn, from May 1, 2004
Salary	307,000
Bonus	276,300
Other emoluments	4,300

Rudy van der Meer
Salary	460,500	460,500
Bonus	392,400	235,500
Other emoluments	3,000	5,000

Toon Wilderbeek
Salary	460,500	460,500
Bonus	414,500	240,000
Other emoluments	6,000	5,000

Fritz Fröhlich, until May 1, 2004
Salary	184,100	552,200
Bonus	129,900	284,000
Other emoluments	1,700	6,400

Dag Strömqvist, until July 1, 2004
Salary	214,900	460,500
Bonus	144,600	235,500
Other emoluments	1,400	4,500

1	Other emoluments concern employers’ charges (social contributions and healthcare contributions).

Back to Contents

After deduction of any contributions made by members of the Board of Management, pension expenses borne by the Company were as follows:

In euros	2004	2003

Hans Wijers	281,300	198,100
Leif Darner, from July 1, 2004	44,500
Rob Frohn, from May 1, 2004	119,900
Rudy van der Meer	15,100	359,300
Toon Wilderbeek	300,700	237,200
Fritz Fröhlich	463,900	436,200
Dag Strömqvist	95,600	286,800

The aggregate number of options held by the members of the Board of Management at December 31, 2004, is as follows:

	Year	Exercise	Outstanding at	Granted	Lapsed	Outstanding at	Expiry date
	of	price in	December 31,	in 2004	in 2004	December 31,
Number of options	issue	EUR	2003			2004

Hans Wijers	2002	46.53	14,850			14,850	April 25, 2012
	2003	19.51	29,700			29,700	April 22, 2010
	2004	31.45		23,000		23,000	April 25, 2011
Value outstanding
options, in EUR						568,800

Leif Darner	1999	42.50	4,500		4,500
	2000	44.82	4,950			4,950	April 27, 2005
	2001	46.75	4,950			4,950	April 30, 2006
	2002	46.53	4,950			4,950	April 25, 2009
	2003	19.51	4,950			4,950	April 22, 2010
	2004	31.45		15,000		15,000	April 25, 2011
Value outstanding
options, in EUR						182,900

Fritz Fröhlich, retired at
May 1, 2004	1999	42.50	27,000		27,000
	2000	44.82	29,700			29,700	April 27, 2010
	2001	46.75	29,700		832	28,868	April 30, 2011
	2002	46.53	29,700			29,700	April 25, 2012
	2003	19.51	29,700			29,700	April 22, 2010
	2004	31.45		20,000		20,000	April 25, 2011
Value outstanding
options, in EUR						802,000

Rob Frohn	1999	42.50	1,200		1,200
	2000	44.82	4,950			4,950	April 27, 2005
	2001	46.75	4,950			4,950	April 30, 2006
	2002	46.53	4,950			4,950	April 25, 2009
	2003	19.51	4,950			4,950	April 22, 2010
	2004	31.45		15,000		15,000	April 25, 2011
Value outstanding
options, in EUR						182,900

Back to Contents

							97

	Year	Exercise	Outstanding at	Granted	Lapsed	Outstanding at	Expiry date
	of	price in	December 31,	in 2004	in 2004	December 31,
Number of options	issue	EUR	2003			2004

Rudy van der Meer	1999	42.50	24,000		24,000
retired at May 1, 2005	2000	44.82	26,400			26,400	April 27, 2010
	2001	46.75	26,400		739	25,661	April 30, 2011
	2002	46.53	26,400			26,400	April 25, 2012
	2003	19.51	26,400			26,400	April 22, 2010
	2004	31.45		15,000		15,000	April 25, 2011

Value outstanding
options, in EUR						693,600

Dag Strömqvist, retired at
July 1, 2004	1999	42.50	6,000		6,000
	2000	44.82	3,300			3,300	April 27, 2005
	2000	44.82	13,200			13,200	April 27, 2010
	2001	46.75	26,400		739	25,661	April 30, 2011
	2002	46.53	26,400			26,400	April 25, 2012
	2003	19.51	26,400			26,400	April 22, 2010
	2004	31.45		10,000		10,000	April 25, 2011
Value outstanding
options, in EUR						615,700

Toon Wilderbeek	1999	42.50	4,500		4,500
	2000	44.82	6,600			6,600	April 27, 2005
	2001	46.75	6,600			6,600	April 30, 2006
	2002	46.53	3,300			3,300	April 25, 2009
	2002	46.53	13,200			13,200	April 25, 2012
	2003	19.51	26,400			26,400	April 22, 2010
	2004	31.45		15,000		15,000	April 25, 2011
Value outstanding
options, in EUR						484,700

In 2004, no stock options were exercised by the members of the Board of Management.

Remuneration Policy 2005

The Company’s remuneration policy, including all structures and policies related to the remuneration and employment contracts of the Board of Management, was reviewed in light of the Dutch Corporate Governance Code. As a consequence, the Supervisory Board adjusted the remuneration packages of the Board of Management. The total remuneration package of the members of the Board of Management consists of:

•	base salary
•	performance-related short-term incentive
•	performance-related stock options
•	performance-related restricted shares
•	pension provisions
•	other benefits, including severance payments.

To ensure overall competitiveness of the remuneration provided to the Board of Management, the remuneration levels of the Board of Management are assessed against a peer group. The Remuneration

Back to Contents

98

Committee consults professional independent remuneration experts to ensure an appropriate comparison. Statistical models are used to modify the data of the peer group companies to assume a similar size as Akzo Nobel and a similar scope of responsibilities of the Board of Management. This remuneration package is based on a remuneration policy that will be submitted for adoption to the General Meeting of Shareholders in April 2005. It should be noted that the performance-related option and share plans for members of the Board of Management were approved by shareholders in April 2004.

It is the Company’s policy to gradually move toward overall remuneration levels that are at the median level of the external benchmark of the following peer group of companies:

•	Aegon	•	Royal DSM
•	Heineken	•	Wolters Kluwer
•	Reed Elsevier	•	Royal Numico
•	TPG	•	Royal Ahold
•	VNU	•	KPN

Royal Ahold and KPN are not included in the peer group for the CEO.

In line with the Company’s remuneration policy, variable performance-related remuneration will be an important part of total compensation.

Base Salary
The base salary levels of the members of the Board of Management are almost without exception at or below the lower quartile of the peer group of companies used in the external comparison.

While the focus on variable performance-related compensation elements will continue, the base salaries need to be more aligned with the market median in order to remain competitive. The Supervisory Board considers each year whether the circumstances allow a reconsideration of the base salaries.

Short-Term Incentive (Annual Bonus)
The target short-term incentive (annual bonus) will be 80% of the base salary for the CEO and 65% of the base salary for the other members of the Board of Management. The bonus opportunity is linked to EVA in order to encourage the Board of Management to create long-term value for the Company’s shareholders and stakeholders. The target EVA for the bonus will be determined annually by the Supervisory Board and will be based on budget. The Supervisory Board ensures that targets are realistic and sufficiently stretching. EVA performance accounts for 70% of the annual bonus opportunity. The remaining 30% of the bonus opportunity will be based on individual targets. The threshold level of the EVA-related part of the bonus is 80% of the targeted EVA. In case of performance below the threshold level there will be no payout. The maximum bonus in any one year will not exceed 1.5 times the target bonus. The maximum bonus for the CEO will not exceed 120% of his base salary and 100% for the other members of the Board of Management. TheCompany will not disclose the targets as these qualify as commercially sensitive information. This bonus scheme is fully aligned with the bonus arrangement for Executives at Akzo Nobel.

Long-Term Incentives
The long-term incentives plan intends to stimulate the performance-driven culture at Akzo Nobel and is linked to stretching performance targets. This plan was presented in 2004 and consists of performance stock options and performance shares. Both schemes were approved by the General Meeting of Shareholders in April 2004.

Back to Contents

99

The stock option plan will be conditional on performance upon vesting. The number of stock options that will be granted to the Board of Management is determined by the Supervisory Board. Market levels as well as Company-specific circumstances will be taken into account in determining the appropriate conditional number of options to be granted. The actual number of options which the Board of Management receives depends on the Company’s performance during a three-year vesting period. The total option term is seven years.

The performance measure used to determine the number of options that vest is set by the average of the results of the comparison between planned and realized EVA on Invested Capital (EOI) or economic value created in relation to invested capital during the period of three consecutive years. This measure is used to encourage EVA performance over a longer period of time. The EOI targets are set annually by the Supervisory Board. These specific targets will not be disclosed as they qualify as commercially sensitive information.

As a policy, the exercise price of the stock options is the Euronext Amsterdam opening price on the first day after the General Meeting of Shareholders that the Akzo Nobel share is quoted ex dividend.

Stock options will not vest below 80% of the targeted EOI. The number of granted options is also the maximum number of options that vest upon achieving the targeted performance. If targeted performance is exceeded, there will be no increase in the number of options that vest.

The expected value of performance stock options for the Board of Management is based on the Binomial Option Pricing Model, which is in line with international accounting regulations. The calculations for the valuation will be reviewed by the Company’s auditors.

The aim of the performance share plan is to align the interests of the Board of Management and the shareholders in order to improve the performance of the Company. Under the plan, shares will be granted to the members of the Board of Management provided that certain performance targets are achieved and the contract of employment is continued. These targets are determined by the Supervisory Board in the first quarter of the year of issue on the basis of the weighted average of the price of the Akzo Nobel share increased by the dividend paid over a period of three years (Total Shareholder Return). The TSR will be compared with the following peer group:

•	Bayer	•	Merck KGaA
•	CIBA Specialty Chemicals	•	Novo Nordisk
•	Clariant	•	PPG Industries
•	Degussa	•	Schering
•	Dow Chemical Company	•	Serono
•	Royal DSM	•	Solvay
•	Dupont de Nemours	•	UCB
•	Imperial Chemical Industries	•	Valspar

There have been no adjustments in the peer group as published in the Annual Report for 2003. Based on this peer group, Akzo Nobel will be ranked for its total return to shareholders. Independent external specialists will conduct this analysis to determine the number of shares that will vest over a three-year period. The determination of the final ranking (and thus the vesting of shares) will be reviewed by the Company’s auditors at the end of the performance period.

Back to Contents

Given the Company’s historical performance, market expectations, and strategy, the following performance incentive zone will apply. There will be no shares that vest for a position below the tenth position of the sixteen peer companies. For the fifth position, all shares conditionally granted will vest. The maximum number of shares will vest only for the first position within the peer group. This is 150% of the target value of the number of shares conditionally granted.

The expected value of the performance share plan is based on probability analyses. In valuating its incentive plans, the Company is assisted by independent external advisers. All valuations are reviewed by the Company’s auditors.

Pensions
The pension plan for all the members of the Board of Management appointed after January 1, 2002, is based on an income- and age-related defined contribution plan. The available premium is invested with a pension fund. The pension payment at pension age depends on the premiums received and the investment results during the period. The premium percentages to be paid for the Board member concerned are fixed by the Supervisory Board taking into account pension buildup (internally or externally) in the period preceding the appointment as Board member and the rules applicable in the countries of origin. External reference data can be used in determining market competitive levels of pension arrangements. If applicable, pension rights built up in the period preceding Board membership will be adjusted in conformity with the relevant rules and regulations. Members of the Board of Management normally retire in the year that they reach the age of 62. Members of the Board of Management pay a personal contribution.

C. BOARD PRACTICES

Reference is made to information under Item 6.A.

D. EMPLOYEES

The tables below set forth the distribution of the number of employees per group and geographical area for the last three fiscal years.

	Number of employees per segment, December 31
	2004	2003	2002

Pharma	19,400	20,700	21,800
Coatings	29,000	28,300	29,400
Chemicals	11,900	14,400	15,500
Other	1,100	1,200	1,200

Total	61,400	64,600	67,900

Back to Contents

	Number of employees by country or region, December 31,
	2004	2003	2002

The Netherlands	11,300	12,700	13,000
Germany	4,100	4,100	4,700
Sweden	4,000	4,300	4,500
United Kingdom	4,200	4,600	4,900
Other European countries	13,500	13,500	14,400
USA and Canada	8,400	9,500	10,600
Latin America	4,400	4,600	4,700
Asia	9,200	9,000	8,800
Other regions	2,300	2,300	2,300

Total	61,400	64,600	67,900

The Company was well prepared to face the multitude of challenges of the year. Ongoing restructuring programs were vigorously pursued, and various new programs were started to address pressure on our earnings.

In 2004, workforce was reduced by 2,650 people due to restructurings. Divestments and acquisitions on balance resulted in a decrease of workforce by 1,610 people. Especially in Coatings, the Company expanded its workforce in those activities and regions where it is growing. We are actively participating in attractive growth in Asia, particularly China, and in Eastern Europe.

To date, the major restructuring programs initiated in 2001 and expanded during 2002, 2003 and 2004, have resulted in a total workforce reduction by 9,000, some 13 percent of the Company’s workforce.

The Company generally has good relationships with the labor unions.

E. SHARE OWNERSHIP

Shares of Akzo Nobel N.V. held by the Members of the Supervisory Board and the Board of Management

At May 31, 2005, the members of Supervisory Board held 10,697 Akzo Nobel N.V. common shares and did not hold any other Akzo Nobel N.V. securities, except for Mr. Van Lede who still holds options under the Akzo Nobel Stock Option Plan, stemming from the time when he was Chairman of Akzo Nobel’s Board of Management and for which reference is made to the table below.

The ownership of Akzo Nobel N.V. common shares breaks down as follows:

Number of shares

Virginia Bottomley	500
Abraham Cohen	4,000
Cees van Lede	5,500
Karel Vuursteen	400

Back to Contents

Former Supervisory Board Member Maarten van Veen held 297 common shares.

At May 31, 2005, Mr. Van Lede held the following options:

Year	Exercise	Outstanding at	Lapsed	Outstanding at	Expiry date
of	price in	December 31,	in 2004	December 31,
issue	EUR	2003		2004

1999	42.50	36,000	36,000		April 25, 2004
2000	44.82	39,600		39,600	April 27, 2010
2001	46.75	39,600	1,109	38,491	April 30, 2011
2002	46.53	39,600		39,600	April 25, 2012
2003	19.51	39,600		39,600	April 22, 2010

At May 31, 2005, the members of the Board of Management held 13,099 Akzo Nobel N.V. common shares. The ownership breaks down as follows:

Number of shares

Hans Wijers	5,934
Leif Darner	1,425
Rob Frohn	3,000
Toon Wilderbeek	2,740

Former Board of Management member Rudy van der Meer held 1,183 common shares.

Members of the Board of Management held no options other than the aforementioned stock options.

No member of the Supervisory Board or the Board of Management beneficially owns more than 1 percent of Akzo Nobel N.V. common shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As required by the Disclosure of major Holdings in Listed Companies Act 1996, the Netherlands Authority for the Financial Markets announced in July 2002 that ING had acquired a position of 5 percent in Akzo Nobel common shares. At December 31, 2004, ING held 17,811,647 common shares, representing 6.2 percent of Akzo Nobel common shares outstanding. ING does not have any different voting rights from the rights of other common shareholders.

At year-end 2004, Akzo Nobel estimates that there were approximately 64 percent of its shares (including ADRs) held in the United States, 18 percent in the Netherlands, 5 percent in the United Kingdom, and 13 percent in other countries. About 10 percent of the total number of shares were owned by private investors and 90 percent by institutional investors.

In February 1989, Akzo Nobel established a sponsored American Depositary Receipt facility with Morgan Guaranty Trust Company of New York, as depositary, pursuant to which American Depositary Receipts (“ADRs”) representing American Depositary Shares (“ADSs”) are issued. In October 1999, Akzo Nobel terminated its depositary arrangements with Morgan Guaranty Trust Company and appointed

Back to Contents

Citibank, N.A., as depositary for its ADR facility. In October 2004, Akzo Nobel terminated its depositary arrangements with Citibank, N.A. and appointed Deutsche Bank Trust Company Americas, as depositary for its ADR facility. In connection with the four-for-one stock split, which took effect on July 1, 1998, the ADSs were redenominated so that one ADS represents one Akzo Nobel common share (until July 1, 1998 each ADS represented one-half of a common share of Akzo Nobel). Akzo Nobel has been informed by the depositary that in the United States as of March 31, 2005, there were 60,607,199 sponsored ADSs (representing 21 percent of the outstanding common shares) which were held by record holders.

B. RELATED PARTY TRANSACTIONS

The nonconsolidated companies of Akzo Nobel N.V. are shown in Exhibit 8, to which reference is made. Certain nonconsolidated companies sell goods and provide services to consolidated Akzo Nobel companies. In addition, consolidated Akzo Nobel companies sell goods and provide services to certain nonconsolidated companies. Such transactions were not significant on an individual or aggregate basis. These transactions were conducted at arm’s length with terms comparable to transactions with third parties.

In the ordinary course of business the Company has transactions with various organizations with which certain of its members of the Supervisory Board or Board of Management are associated but no material transactions responsive to this item have been entered into in the period commencing January 1, 2001 to the date of this report. Likewise there have been no material transactions with members of the Supervisory Board or Board of Management, any other senior management personnel or any family member of such persons. Also no loans have been extended to members of the Supervisory Board or Board of Management, any other senior management personnel or any family member of such persons.

C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

Item 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

See Item 18 “Financial Statements” for the Consolidated Financial Statements of the Company.

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

Back to Contents

The Company is subject to hazardous substance cleanup laws in various countries that impose liability for the costs of cleaning up contamination resulting from past spills, disposal or other releases of hazardous substances. In particular, the Company may be subject to liability under the United States Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and similar laws that impose liability–without a showing of fault, negligence or regulatory violation–on the generator of hazardous substances that have caused, or may cause, environmental contamination.

Pursuant to CERCLA, in certain circumstances, the United States Environmental Protection Agency (“EPA”) may order one or more potentially responsible parties (“PRPs”) to clean up environmental contamination. In other cases, the EPA may clean up a site and then seek reimbursement of expenditures of federal funds from PRPs. Courts have interpreted CERCLA generally to impose joint and several liability without regard to fault for cleanup (and certain other) costs on all PRPs. This means that each PRP conceivably could be held liable for the entire amount of necessary cleanup costs. As a practical matter, however, liability is often apportioned among PRPs based on the volume and/or toxicity of the wastes disposed by each PRP.

It is the Company’s policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. These accruals are reviewed periodically and adjusted, if necessary, as assessments and cleanups proceed and additional information becomes available. Environmental liabilities can change substantially by the emergence of additional information on the nature or extent of contamination, the necessity of employing particular methods of remediation, actions by governmental agencies or private parties, or other factors of a similar nature. Cash expenditures often lag behind the period in which an accrual is recorded by a number of years.

In accordance with the aforementioned policies, as of December 31, 2004, the aggregate environmental related long-term liabilities and accruals accounted for amounted to EUR 242 million (December 31, 2003: EUR 203 million).

Although the Company believes that over the years it and its predecessors utilized operating practices that were standard in the relevant industry and were in compliance with existing environmental regulations, hazardous materials may have been released in or under currently or previously operated sites.Consequently, the Company may be required to remediate contamination at some of these sites. Although the Company does not have sufficient information to estimate its potential liability in connection with any potential future remediation, it believes that if any such remediation is required, it will occur over an extended period of time. The Company anticipates that there may be a need for future provisions for environmental costs which, in management's opinion based on information currently available, would not have a material adverse effect on the Company’s financial position and liquidity, but could be materially adverse to the Company’s results of operations in any one accounting period. Environmental liabilities can change substantially by the emergence of additional information on the nature or extent of contamination, the necessity of employing particular methods of remediation, actions by governmental agencies or private parties or other factors of a similar nature.

While it is not feasible to predict the outcome of all pending environmental exposures, it is reasonably possible that there will be a need for future provisions for environmental costs which, in management’s opinion based on information currently available, would not have a material effect on the Company’s financial position but could be material to the Company’s results of operations in any one accounting period.

Back to Contents

Antitrust Cases
Akzo Nobel is involved in investigations by the antitrust authorities in the European Union, the United States, and Canada into alleged violations of the respective antitrust laws for some products in these jurisdictions. The Company is fully cooperating with the authorities in these investigations. In addition, the Company is defending civil damage claims in relation to some of these alleged antitrust violations. At December 31, 2003, the Company had a provision for antitrust cases of EUR 75 million. Fines, civil damage settlements, and legal costs incurred in 2004 in connection with these cases amounted to EUR 5 million (2003: EUR 27 million).

In 2004, based on an estimate of probable fines, civil damage claims, and costs to be paid over a number of years to come–taking into account legal advice and the current facts and circumstances–the Company added EUR 110 million to the provision for antitrust cases. This addition to the provision also includes amounts related to the fines of EUR 21 million, imposed by the European Commission in December 2004 in connection with Akzo Nobel companies’ alleged involvement in a cartel for choline chloride, and of EUR 84,5 million, imposed by the European Commission in January 2005 for alleged involvement in a monochloroacetic acid cartel. The Company has appealed both decisions. At December 31, 2004, the provision for antitrust cases amounted to EUR 180 million.

In January 2005 the Company received a Statement of Objections by the EU Commission regarding an alleged EU cartel in Hydrogen Peroxide and Persalts. In this case as well as in investigations by the US DOJ and the Canadian Bureau of Competition into alleged antitrust violations in Hydrogen Peroxide in North America the Company is fully cooperating with the authorities. The Company believes that discussions with the US DOJ regarding a possible disposition of the matter may be finalized in the next few months.

It should be understood, however, that in light of possible future developments such as (a) the outcome of investigations of the various antitrust authorities, (b) potential additional lawsuits by (direct or indirect) purchasers, (c) possible future civil settlements, and (d) rulings or judgments in the pending investigations or in related civil suits, the antitrust cases are likely to result in additional liabilities and related costs. The Company at this point in time cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts with sufficient certainty to allow such amount or range of amounts to be meaningful. Moreover, if and to the extent that the contingent liabilities materialize, they are typically paid over a number of years and the timing of such payments cannot be predicted with confidence. The Company believes that the aggregate amount of any additional fines and civil damages to be paid will not materially affect the Company's financial position. The aggregate amount, however, could be material to the Company's results of operations or cash flows in any one accounting period.

With regard to Flexsys, a 50/50 joint venture for rubber chemicals with Solutia Inc., authorities in the United States, Canada, and Europe are investigating alleged antitrust violations in the rubber chemicals industry. We have been informed by Flexsys management that it is cooperating with the authorities and will continue to do so. In April 2005 both Flexsys and the Company received a Statement of Objections by the EU Commission. Based on this Statement of Objections the Company has reason to believe that Flexsys and the Company will not be fined by the EU Commission. We are also aware of a number of purported class actions and individual actions having been filed against Flexsys in federal court (by direct purchasers) and in various state courts (by alleged indirect purchasers) in the United States, and in the provinces of Quebec and Ontario, Canada. We are informed that fifteen of the U.S. state court actions have been dismissed against Flexsys on various grounds and that motions to dismiss or otherwise dispose of the remaining cases are still pending in seven remaining state cases. The Company is named as codefendant in the federal actions and in one state action in Tennessee. Flexsys has entered a

Back to Contents

settlement agreement with the plaintiffs in the federal class action, subject to certain conditions including but not limited to final court approval. (currently scheduled for June 21, 2005). The settlement resolves the plaintiffs’ claims against the Company. Flexsys has recognized certain provisions for these cases and the Company does not believe that it will be liable for funding any judgments against, settlements made by, or related costs incurred by Flexsys. The carrying value of the Company’s investment in Flexsys, however, may be affected by these cases.

Other Litigation and Contingent Liabilities (Including Remeron® Cases)
In December 2002 summary judgment of noninfringement was obtained by certain generic drug manufacturers sued by the Company under the U.S. Hatch-Waxman Act, alleging inducement of infringement by such manufacturers of the Company's U.S. patent protecting the use of mirtazapine (Remeron®) in combination with one or more SSRIs for the treatment of depression. Three of the generic drug manufacturers sued by the Company filed antitrust claims against the Company as counterclaims in the infringement actions brought by the Company. In addition, antitrust claims were filed against the Company in the United States on behalf of nine large chain store and grocery store pharmacies, and by alleged classes of direct and indirect purchasers of Remeron®. These cases were consolidated in the Federal District Court of New Jersey. In addition to these cases, the state attorneys general of the States of Texas, Florida, and Oregon opened civil investigations to determine if the Company's conduct violated their respective laws and the Federal Trade Commission (FTC), working with the State Attorneys General, opened a civil investigation to determine whether the Company violated federal law.

In April 2004, the Company reached settlements with the three generic manufacturers in an aggregate amount of USD 28 million. In September 2004, the Company reached a settlement with the indirect purchaser class (class of consumers and third party payers in the United States who paid for mirtazapine during the relevant period) for total consideration of USD 36 million. This settlement also resolved the claims and investigations of the three state attorneys general that had commenced investigations as well as the claims of all other states. The FTC announced that in light of the states’ settlement it was closing its investigation without taking any action. The indirect purchasers’ and state attorneys’ general settlement is subject to certain conditions including, but not limited to, approval by the Federal District Court of New Jersey. In September 2004, the Company also settled with the nine large chain store and grocery store plaintiffs. The Company continues to believe that its actions in obtaining and enforcing its intellectual property rights were appropriate. However, given the costs and risks of defending these actions, the Company took the opportunity to resolve these matters. Including legal costs the Company recognized a total pretax charge of EUR 89 million for the Remeron® cases during 2004.

The action brought by an alleged class of direct purchasers remains pending in the Federal District Court in Newark, New Jersey. In September 2004, the District Court entered an order dismissing three of the five claims brought by those direct purchasers while denying the plaintiff’s motion for partial summary judgment. In February 2005 the District Court entered an order denying the plaintiff’s motion for partial summary judgment on the issue of establishing monopoly power and granting the Company’s motion for summary judgment with respect to “establishing monopoly power via the direct evidence approach.” The Court indicated that it would address the Company’s pending motion for summary judgment with respect to “the traditional market definition approach” in a “future opinion.” That motion, as well as the Company’s motion for summary judgment addressed to plaintiff’s two remaining claims, remain outstanding, as does the plaintiff’s motion for class certification and its motion for partial summary judgment with respect to an aspect of one of its claims. No trial date has been set. The Company will continue to defend the remaining claims vigorously.

Back to Contents

There are pending against Akzo Nobel N.V. and its subsidiaries a number of other claims, all of which are contested. The Company is also involved in disputes with tax authorities in several jurisdictions.Furthermore, in the context of the divestitures of businesses the relevant Akzo Nobel companies have agreed to indemnify and/or provide guarantees to the buyers (and/or their successors and assigns) regarding certain representations and warranties or developments.

While the outcome of these claims, disputes, indemnifications and guarantees cannot be predicted with certainty, the Company believes, based upon legal advice and information received, that the final outcome will not materially affect the consolidated financial position of the Company but could be material to the Company’s result of operations or cashflows in any one accounting period.

Dividend Policy

It is Akzo Nobel’s intention to pay a dividend of 35 – 40 percent of (NL GAAP) net income excluding restructuring and impairment charges and results on divestments, but this is subject to earnings, management’s views on the business and allocation of capital, and so could change at any time.

B. SIGNIFICANT CHANGES

From January 1, 2005, Akzo Nobel issues its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and Interpretations. The comparative figures for 2004 have been restated accordingly. For the “Summary of Significant Accounting Policies” applied under IFRS and a presentation of the financial information for 2004 in accordance with International Financial Reporting Standards, see the Company’s website. Reference is also made to the report “IFRS-based reporting for 2004 & implementation of IAS 32 and 39”, which has been furnished to the SEC, which is incorporated by reference in this Annual Report.

The results for the first quarter of 2005 were published on April 19, 2005 and a Form 6-K was furnished with the SEC on the same date. The report is incorporated by reference in this Annual Report.

At the end of March, Organon and Johnson & Johnson mutually agreed to end their copromotion with regard to the antipsychotic drug Risperdal® and replaced it with a financial agreement. The need for this new agreement has arisen as a result of Organon’s development of its own antipsychotic products, notably asenapine through an alliance with Pfizer. The new agreement has no material impact on Organon’s future royalty income. Upfront payments were concluded of EUR 125 million upon signing and EUR 25 million in January 2006. Including discounting effects, this resulted in the special benefit of EUR 149 million, before taxes.

Item 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The tables below sets forth the high and low sales prices for Akzo Nobel common shares on the EURONEXT stock exchange in Amsterdam during the periods indicated and for the ADSs on NASDAQ/NMS. One ADS represents one Akzo Nobel common share.

Back to Contents

		Amsterdam		NASDAQ/NMS
		High	Low	High	Low
		In euros per share		In U.S. dollars per ADS

2000		59.15	37.30	54.00	36.50
2001		57.85	33.73	54.50	31.00
2002		54.50	27.25	47.30	27.56
2003		32.44	16.00	38.67	18.12
2004		33.79	24.87	43.75	30.88

2003	1stquarter	32.44	16.00	33.42	18.12
	2ndquarter	24.80	18.05	28.93	20.02
	3rdquarter	30.68	21.88	33.59	29.16
	4thquarter	30.61	25.36	38.67	29.92
2004	1stquarter	33.79	28.05	42.66	34.87
	2ndquarter	32.30	27.85	38.05	33.59
	3rdquarter	30.62	24.87	37.33	30.88
	4thquarter	32.68	27.92	43.75	34.88

December 2004		32.68	30.96	43.75	41.24
January 2005		32.24	30.96	41.83	41.32
February 2005		34.83	31.17	43.15	42.92
March 2005		35.54	33.27	46.16	43.27
April 2005		36.28	30.82	46.84	40.26
May 2005		32.84	31.25	41.90	39.10

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

As of May 31, 2005, the Akzo Nobel common shares were listed on the following stock exchanges:

The Netherlands:	Euronext Amsterdam
United States of America:	NASDAQ/NMS, as American Depositary Shares

The Euronext stock exchange in Amsterdam is the principal trading market for Akzo Nobel common shares.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

Back to Contents

F. EXPENSES OF THE ISSUE

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description sets out certain information concerning the Company’s common shares, EUR 2 per share, and summarizes certain provisions of the Company’s Articles of Association (the “Articles of Association” or the “Articles”) and the Dutch Civil Code1. This summary does not purport to be complete and is qualified in its entirety by reference to the Company’s Articles of Association and the Dutch Civil Code.

The Company’s authorized capital is EUR 1,600,019,200, which is divided into 48 priority shares of EUR 400 each, 600,000,000 common shares of EUR 2 each, and 200,000,000 cumulative preferred shares of EUR 2 each, divided into fifty series numbered 1 through 50 of 4,000,000 shares each. As of December 31, 2004, 48 priority shares and 286,147,260 common shares were issued and fully paid up.

Principal Objects

Article 3 of the Company’s Articles of Association provides that its objects include participation directly or indirectly in partnerships, companies and other legal entities, and to do all such things necessary to manage and finance such entities, including the holding and administering of patents and other intellectual property rights.

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

1	All references to the Articles of Association and the Dutch Civil Code are based upon English translations of such documents and are qualified by the original Dutch provisions.

Back to Contents

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

At shareholders’ meetings each cumulative preferred share and each common share is entitled to one vote. Each priority share is entitled to two hundred votes. Attendance, whether by person or by proxy, for purposes of having the right to vote at a general meeting is decided upon by the chairman of the general meeting in accordance with the Articles of Association. Unless the Articles of Association or the Dutch Civil Code stipulate otherwise, all resolutions of the General Meeting of Shareholders must be approved by a majority of the votes cast. The chairman of the meeting shall decide the manner of voting, including the possibility of voting by acclamation.

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

General Meeting of Shareholders

The Articles use“persons entitled to attend shareholders meetings” to mean:
(a)	the Company's shareholders;
(b)	holders of depositary receipts for shares issued with the Company's sponsorship; and
(c)	pledgees or usufructuaries of shares in the Company's capital, excepting pledgees or usufructuaries of shares whereof the voting rights are vested in the shareholderand whereof the rights that the law confers on holders of depositary receipts for shares issued with the Company's sponsorship were withheld when the pledge or usufruct was created or transferred.

The Articles use “persons entitled to attend shareholders meetings and to vote thereat” to mean:
(a)	Company shareholders having the right to vote;
(b)	usufructuaries or pledgees having the right to vote for the shares to which the usufruct or pledge relates.

With due observance of the mandatory rules of law and of the provisions of the Articles, the Board ofManagement may issue further instructions concerning the manner in which shareholders and other persons entitled to attend shareholders' meetings may exercise their rights.

Notice of a General Meeting of Shareholders shall be given by the Board of Management or by the Supervisory Board through advertisements inserted in one or more national daily newspapers and in the Official List of Euronext Amsterdam N.V. (the Amsterdam stock exchange). The period intervening between the date on which notice of a meeting is given and the date fixed for such meeting, not counting either of these dates, shall be at least twenty-one days.

Back to Contents

One or more persons entitled to attend shareholders’ meetings and vote thereat who alone or jointly represent at least one-hundredth part of the total issued capital may submit proposals for consideration at the General Meeting of Shareholders, provided that such proposals be submitted in writing to the Company’s office at least six weeks in advance of the meeting. However, the Board of Management reserves the right not to place proposals from persons mentioned above in this paragraph on the agenda if it judges them to be evidently not in the interest of the Company or of an enterprise in which the Company has a direct or indirect interest, or if the proposed decision on the issue in question is not within the competence of the General Meeting of Shareholders.

Article 110 of Book 2 of the Dutch Civil Code provides that one or more shareholders, who jointly represent at least one-tenth of the issued capital may, on their application, be authorized by the President of the Court to convene a General Meeting of Shareholders. The President of the Court shall disallow the application if it does not appear to him that the applicants have previously requested the Board of Management and the Supervisory Board in writing, stating the exact matters to be considered, to convene a General Meeting of Shareholders and neither the Board of Management nor the Supervisory Board, which in this case have equal powers, have taken the necessary steps so that the General Meeting of shareholders could be held within six weeks after the request. For the application of this article, holders of depositary receipts issued for shares with cooperation of the company have the same rights as shareholders.

Without prejudice to the other provisions of article 47 of the Articles, the members of the Supervisory Board and the Board of Management and the persons entitled to attend shareholders’ meetings shall have the right to attend the General Meeting of Shareholders.

Every person entitled to attend shareholders' meetings and vote thereat shall have the right to attend the General Meeting of Shareholders, either in person or by proxy duly authorized in writing, to address the meeting, and to vote thereat: (a) provided that he has declared his intention to do so not later than on the day named in the convening notice, which day cannot be earlier than seven and not later than five clear days before the day of the meeting (not counting either the day that he declared his intention or the day of the meeting), at the venue specified in that notice; and (b) in the case of a holder of bearer shares, a usufructuary with the right to vote, or a pledgee with the right to vote, provided that he has deposited the document evidencing his right not later than on the day named in the convening notice, which day cannot be earlier than seven and not later than five clear days before the day of the meeting (not counting the day that the share certificates were deposited or the day of the meeting), at the venue specified in that notice, against a receipt. This receipt shall also serve as ticket of admission to the meeting.

Every person entitled to attend shareholders' meetings shall have the right to attend the General Meeting of Shareholders, either in person or by proxy duly authorized in writing, and to address the meeting. The provisions of the preceding paragraph apply mutatis mutandis.

The Board of Management may decide that those persons shall be considered as entitled to attend meetings or attend meetings and vote thereat that, at a record date then to be set, have these rights and had their names recorded in a register designated by the Board of Management for that purpose, regardless of who would have been entitled, at the time of the General Meeting of Shareholders, to attend the meeting, or attend the meeting and vote thereat, if a record date as contemplated in this paragraph had not been set. The convening notice for the meeting shall both state the record date and the manner in which the persons entitled to attend the meeting, or attend the meeting and vote thereat, may have their

Back to Contents

names registered and exercise their rights. These provisions shall apply notwithstanding the provisions of the second and third paragraphs of this article.

The person entitled to attend shareholders’ meetings who wishes to be represented at the General Meeting of Shareholders by a proxy duly authorized in writing shall present the proxy statement, or cause it to be presented, at the place specified in the convening notice not later than on the date named therein.

Any disputes on the question whether a person entitled to attend shareholders’ meetings or a proxy has furnished sufficient proof of his identity to be allowed to attend the General Meeting of Shareholders and exercise the right to vote, and on all other issues connected with the correct procedure at the meeting, shall be decided by the chairman of that meeting. The chairman shall decide on admission to the meeting of persons other than those entitled under article 47 of the Articles.

For the purpose of article 47 of the Articles, the Company has the right to go by the account of the keepers of registers as referred to in this article or in the convening notice or notices, and by the account of agencies or banks involved in ascertaining who is entitled to attend the meeting or attend the meeting and vote thereat.

General Meetings of Shareholders are presided over by the Chairman of the Supervisory Board or, in his absence, by one of the Deputy Chairmen or, if all Deputy Chairmen are absent, by one of the other members of the Supervisory Board. If no member of the Supervisory Board is present, the meeting shall choose a chairman.

The annual General Meeting of Shareholders shall be held each year not later than June 30. The agenda for this meeting shall at least comprise the following items:
(a) consideration of the written annual report of the Board of Management on the Company's business and the Board’s conduct thereof;
(b) adoption of the annual financial statements and– with due observance of article 43 of the Articles – the allocation of profit.

These items need not be included in the agenda if an extension has been granted of the term for the preparation of the annual financial statements and the submission of the annual report, or if a proposal for such an extension is part of the agenda.

Age-Limit Requirements

Any person aged 70 or more shall not be eligible for appointment to the Supervisory Board. In accordance with a rotation schedule to be established by the Supervisory Board, at the annual General Meeting of Shareholders at least one-fourth of the total number of members shall step down, including any member of the Supervisory Board who since the previous annual General Meeting of Shareholders has attained the age of 70.

Dividends

Subject to the provisions of the Dutch Civil Code, with the approval of the Supervisory Board, the Board of Management may make a payment of an interim dividend if the profits so permit. The profits are allocated first to the preferred shares in the manner described in Article 43 of the Articles of Association. The Board of Management may then determine, with the approval of the Supervisory Board, the portion of the profits that should be added to capital reserves. The remaining profits, if any, are distributed to the priority shares (up to EUR 24 per share) and then equally to the common shares, all in conformity with Article 43 of the

Back to Contents

Articles of Association. Article 105 of Book 2 of the Dutch Civil Code provides that distribution of profits to shareholders may be made only to the extent that shareholders’ equity exceeds the sum of the amount of the paid and the called up part of the capital and the reserves which must be maintained under the law or Articles of Association. Under Dutch law, a company may make interim distributions if it demonstrates that it has fulfilled the above requirement by providing an interim statement of assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to make a distribution is published.

Liquidation Rights Upon liquidation of the Company, the assets remaining after payment of all debts and of the liquidation costs will be distributed as follows:
-	first to the holders of preferred shares in the amount of the par value of his shares plus the excess over par paid at the time of issue, in addition to the amount of any shortfall in distributions as described in Article 43 of the Articles of Association plus a prorated amount of the annual distribution calculated in the manner described in paragraph (iii) of Article 58 of the Articles of Association;
-	next, to the extent possible, the holders of priority shares will receive the aggregate par value amount of their shares;
-	next, the holders of common shares will be repaid the par value of their shares; and.
-	next, accrued and unpaid dividends, if any, shall be paid on the priority shares
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

Amendment of the Articles of Association

On April 21, 2005, the General Meeting of Shareholders decided to amend the Articles of Association. A request has been made to the Dutch Ministry of Justice for the required certificate of no objection to the notarial deed of amendment to the Articles. After this certificate of no objection has been obtained, the civil

Back to Contents

notary will execute the deed of amendment of the Articles and the amended Articles will come into effect. At that point in time, the amended Articles will be furnished on Form 6-K.

The amendments to the Articles are based on the introduction of the Dutch Corporate Governance Code (the“Code”), on December 9, 2003 and the Act that came into force on October 1, 2004, including changes to Book 2 of the Dutch Civil Code with respect to companies limited by shares (naamloze vennootschappen).

The main elements of the amendment of the Articles are:

Approval of Important Resolutions of the Board of Management by the General Meeting of Shareholders
In line with the Code and the changes in the Dutch Civil Code mentioned above, the Articles will include a provision stating that resolutions of the Board of Management with regard to an important change in the identity or character of the Company or the enterprise shall be subject to the approval of the General Meeting of Shareholders

Nomination Procedure for the Board of Management and Supervisory Board
Currently, the meeting of holders of priority shares has the right to make binding nominations for the appointment of members of the Board of Management and the Supervisory Board. The priority shares are held by the Akzo Nobel Foundation. The Board of the Akzo Nobel Foundation consists of the members of the Board of Management and the Supervisory Board. Due to a grandfathering provision of the legislator at the time, these nominations cannot be cancelled by the General Meeting of Shareholders.

According to the Code’s recommendation (provision IV.1.1), the general meeting of shareholders should be able to pass a resolution to cancel the binding nature of a nomination for the appointment of the members of the Supervisory Board or of the Board of Management. The Company subscribes to the Code's principle in general and therefore additional provisions relating to the nomination procedures are included in the amendment of the Articles. In the amendment of the Articles, an additional nomination procedure will be introduced (see articles 25 and 32 of the proposal). The provisions entail that in normal circumstances the members of the Board of Management and the Supervisory Board will be appointed on the basis of a nonbinding nomination by the Supervisory Board. The Board of the Akzo Nobel Foundation has confirmed its intention to use its binding nomination rights only in case of exceptional circumstances, such as in the event of a (threatened) hostile takeover.

Although a deviation from provision IV.1.1. of the Code, the Board of Management and the Supervisory Board believe these provisions will enhance the Company's corporate governance. In this context, it is noted that the Board of the Foundation will in future only consist of those Members of the Supervisory Board that are not at the same time members of the Audit Committee.

Members of the Board of Management appointed for Four-Year Periods
In line with the Code, in the amendment of the Articles, members of the Board of Management will be proposed for a maximum period of four years, provided however that the term of office shall lapse in the fourth year after the appointment, at the end of the month in which the annual General Meeting of Shareholders is held. Reappointment is possible.

Adoption of Remuneration Policy by the General Meeting of Shareholders
In line with the Code and the changes to the Dutch Civil Code mentioned above, the Articles will include that the General Meeting of Shareholders adopts the remuneration policy for the Board of Management,

Back to Contents

upon a proposal of the Supervisory Board. The remuneration of members of the Board of Management will, with due observance of this policy, be determined by the Supervisory Board. A proposal regarding the arrangements for the remuneration of the Board of Management in the form of shares or rights to acquire shares shall need the approval of the General Meeting of Shareholders.

Discharge and indemnification of members of the Board of Management and Supervisory Board
In line with the Code it is stated in the Articles that the discharge of the members of the Board of Management and Supervisory Board with respect to the performance of their duties in the respective financial year will be put on the agenda of the General Meeting of Shareholders as separate items for the Board of Management and Supervisory Board, respectively.

It is common knowledge that especially in the United States, the exposure for the directors of companies for liability suits, forcing them to incur significant defense costs, has increased considerably. In light of the fact that Akzo Nobel is listed on NASDAQ in the United States, it is deemed reasonable to protect the directors of the Company from these exposures in a way similar to what is common practice in the United States. In line with international practices the amendment of the Articles includes a provision stating that the members of the Board of Management and the Supervisory Board will be indemnified for various costs and expenses, like the reasonable costs of conducting a defense against claims and damages. There shall be no entitlement to reimbursement if, among other things, the act or failure to act of the person concerned may be characterized as willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar).

C. MATERIAL CONTRACTS

On October 20, 2003 the Company entered into a contract with Pfizer on asenapine. This contract was filed as Exhibit 4.a. to the Annual Report on Form 20-F 2003, which is incorporated by reference herein. The Company has not entered into other material contracts (other than those entered into in the ordinary course of business) in the past two years. For a description of significant acquisitions and divestments in 2004, 2003 and 2002 reference is made to note 2 of the Notes to the Consolidated Financial Statements in Item 18 “Financial Statements”.

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

E. TAXATION

Netherlands Taxation
The statements below only represent a broad overview of the present Netherlands tax laws and the present United States/Netherlands Tax Convention (the “Tax Treaty”) applicable to holding and disposing shares of Akzo Nobel, which are both subject to change, and are not to be read as extending by implication to matters not specifically referred to herein.

Back to Contents

As to individual tax consequences, each investor in the common shares should consult his own tax advisor.

Withholding Tax
In general, a dividend distributed by a company resident in the Netherlands (such as Akzo Nobel) is subject to a withholding tax imposed by the Netherlands at a rate of 25 percent. Stock dividends paid out of the Company’s additional paid-in capital recognized for Netherlands tax purposes are not subject to the above withholding tax.

Pursuant to the provisions of the Tax Treaty, dividends paid by the Company to a shareholder that is a resident of the United States (as defined in the Tax Treaty), are generally eligible for a reduction in the rate of Netherlands withholding tax to 15 percent unless (I) the beneficial owner of the dividends carries on business in the Netherlands through a permanent establishment, or performs independent personal services in the Netherlands from a fixed base, and the common shares form part of the business property of such permanent establishment or pertain to such fixed base, or (II) the beneficial owner of the dividends is not entitled to the benefits of the Tax Treaty under the “treaty-shopping” provisions thereof. Dividends paid to qualifying exempt US pension trusts and certain qualifying exempt US organizations are exempt from Netherlands withholding tax under the Tax Treaty.

Capital Gains
Capital gains realized upon the sale or exchange of common shares by a non-resident individual or by a non-resident corporation of the Netherlands are exempt from Netherlands income tax, corporation tax or withholding tax, unless (I) such gains are effectively connected with a permanent establishment in the Netherlands of the shareholder’s trade or business or (II) are derived from a direct, indirect or deemed substantial holding of common shares of such company (such substantial holding not being a business asset).

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

Back to Contents

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the income tax treaty between the United States of America and the Netherlands (the “Tax Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs, and you are:
-	a domestic corporation,
-	a citizen or resident of the United States,
-	an estate whose income is subject to United States federal income tax regardless of its source, or
-	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local, and Dutch and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares generally will not be subject to United States federal income tax.

Taxation of Dividends
Under the United States federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Akzo Nobel out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). You must include any Netherlands tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable income that you must include in income when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum rate of 15 percent provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends

Back to Contents

paid by Akzo Nobel with respect to the shares or ADSs generally will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Euro payments made, determined at the spot euro/ U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Netherlands tax withheld in accordance with the Tax Treaty and paid over to the Netherlands will be creditable against your United States federal income tax liability. Under a provision of the Netherlands dividend tax act Akzo Nobel will apply a credit against the amount of the dividend tax withheld before remittance to the Netherlands tax authorities. This credit is the lesser of:

•	3 percent of the part of the gross dividend from which dividend tax is withheld, and
•	3 percent of the gross amount of dividends received from qualifying non-Netherlands subsidiaries.
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

Back to Contents

H.	DOCUMENTS ON DISPLAY

The documents that are exhibits to or incorporated by reference in this Annual Report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at room 1024, 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company’s filings since November 4, 2002, are also publicly available through the SEC’s website located at http://www.sec.gov.

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

Back to Contents

At December 31, 2004, the following contracts to buy and sell currencies were outstanding, all having maturities within one year:

Currency	Buy contracts	Sell contracts	Mark to market	Mark to market
			value	value
Millions of euros			buy contracts*	sell contracts*

U.S. dollar	272	391	(27)	53
Canadian dollar	169	89	(3)	(8)
Pound sterling	307	5	(6)	–
Swedish krona	152	128	1	–
Japanese yen	2	122	–	1
Swiss franc	53	31	–	–
Australian dollar	15	32	–	–
Norwegian krone	60	19	–	–
Danish krone	5	5	–	–
Singapore dollar	8	20	–	–
Mexican pesos	1	21	–	–
Other	25	38	(2)	3

Total	1,069	901	(37)	49

* Asset/(Liability)

The table below summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

Financial Instruments (Balance Sheet)

	Expected maturity date
Millions of euros	2005	2006	2007	2008	2009	Thereafter	Total	Fair value

Long-term borrowings (USD)			75		14	105	194	208
Average interest rate %			6.44		6.28	6.54	6.48

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

Back to Contents

The table below provides information about the Company’s financial instruments that are sensitive to changes in interest rates. For debt obligations the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates.

	Expected maturity date
Millions of euros	2005	2006	2007	2008	2009	Thereafter	Total	Fair value

Liabilities
Long term borrowings
Fixed Rate (EUR)
Bond loan 95/05	227						227	235
Average interest rate %	7.00						7.00

Bond loan 98/08				512			512	550
Average interest rate %				5.38			5.38

Bond loan 02/09					1,000		1,000	1,090
Average interest rate %					5.63		5.63

Bond loan 03/11						750	750	772
Average interest rate %						4.25	4.25

Fixed Rate (USD)
Bond loan 07			75				75	80
Average interest rate %			6.44				6.44

Bond loan 09					14		14	14
Average interest rate %					6.28		6.28

Bond loan 12						105	105	114
Average interest rate %						6.54	6.54

Interest rate derivatives
Interest rate swaps

Fixed to variable (EUR)	145						145	6
Average pay rate						Euribor 3 months
Average receive rate %	6.325						6.325

Variable to fixed (EUR)	145						145	(4)
Average pay rate							5.30
Average receive rate %	5.30					Euribor 3 months

Fixed to variable (EUR)						650	650	30
Average pay rate						Euribor 3 months
Average receive rate %						4.25	4.25

Interest rate currency swap
Fixed (EUR) to Variable (USD)				500			500	237
Average pay rate						Libor 3 months
Average receive rate %				5.625			5.625

Forward rate agreements								–
Fixed interest in a range from 2.18% to 2.46% for a volume of USD 300 million (maturity 2005).

Commodities

In order to hedge the price risk of natural gas, the Company has entered into swap contracts for the underlying fuels, with an average volume of 32,000 ton coal, 30,000 barrels of crude oil and 12,000 ton heavy fuel oil for the period January through October 2005, whereby the price is fixed. The Company also

Back to Contents

concluded futures contracts for the purchase of 1.0 million m3 of gas, reasonably spread over the period January through June 2005.

The fair value of such contracts is as follows:

Millions of euros; asset	Fair value

Petroleum swaps	–
Gas futures	–

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. DISCLOSURE CONTROLS AND PROCEDURES

Akzo Nobel has a Disclosure Committee which monitors procedures established by the Company and advises the Board of Management to ensure adequate and timely disclosure of financial and nonfinancial information.

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective at the reasonable assurance level.

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

Back to Contents

There were no significant changes in the Company’s internal controls over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

The Supervisory Board has determined, that its member Dr. Lars Thunell is an Audit Committee Financial Expert as defined in Item 16A of Form 20-F.

Item 16.B. CODE OF ETHICS

The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President Finance, the Director Corporate Control, the Director Corporate Tax, the Director Corporate Internal Audit, the Group Controllers, the Business Unit Controllers, the country controllers, and certain other senior financial officers specifically designated for the purpose.

The Company has published its Financial Code of Ethics on its website (www.akzonobel.com).

No changes have been made to the Financial Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above.

Akzo Nobel is subject to the Corporate Governance Code 2004 of The Netherlands and the Corporate Governance Rules of NASDAQ, both of which require that the Company has a code of conduct. The Company’s Business Principles, which apply to all employees including the members of the Board of Management, complies with the Corporate Governance Code of the Netherlands and serves as the code of conduct for the purpose of the Corporate Governance Rules of NASDAQ. The Company has established several procedures to arrange for dissemination of the Business Principles and training company-wide. It also has established procedures to monitor compliance with the Business Principles in general and certain of its provisions in particular and to provide for enforcement of the Business Principles.

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

The Audit Committee has been granted direct responsibility for compensation and oversight of the auditors and the services they provide to the Company. The Committee formally evaluates the independence of the external auditor and preapproves the fees for all audit, audit-related, and permitted nonaudit services rendered by the external auditor. The external auditors are prohibited from providing certain non-audit services to the Company. In order to anchor this in the procedures of the Company, the Audit Committee adopted the “Akzo Nobel Auditors Independence Policy” and the related “Akzo Nobel Audit Committee Preapproval Policy on Audit, Audit-Related, and Nonaudit Services.” The Audit Committee has adopted a policy on auditor independence which governs the external auditor’s

Back to Contents

appointment, rotation, responsibilities, services rendered, compensation, and oversight. These policies can be found on the Company’s website (www.akzonobel.com).

The aggregate fees billed by KPMG for professional services rendered for the years 2004 and 2003 were as follows:

Millions of euros	2004	2003

Audit fees	7.8	7.8
Audit-related fees	2.8	3.0
Tax fees	2.5	3.2
Other fees	0.5	0.1

Total	13.6	14.1

Audit fees consist of fees for the examination and audit of both the consolidated financial statements and statutory financial statements of certain subsidiaries of Akzo Nobel N.V. Audit-related fees primarily consist of fees in connection with audits of acquisitions and divestments and accounting consultations. Tax fees mainly relate to tax compliance and expatriate tax services. Other fees mainly comprise IT review and other permitted consultancy services.

All services rendered by KPMG have been approved by the Audit Committee.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2004, no Akzo Nobel N.V. common shares were repurchased.

PART III

Item 17. FINANCIAL STATEMENTS

Akzo Nobel has responded to Item 18.

Back to Contents

1	Schedules other than the one listed under this heading are omitted for the reason that they are not required or are not applicable.

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Akzo Nobel N.V. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in the Netherlands. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

Arnhem, the Netherlands
February 3, 2005	KPMG Accountants N.V.

Back to Contents

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED IN PREPARING THE CONSOLIDATED FINANCIAL STATEMENTS

General

The consolidated financial statements of Akzo Nobel N.V. (“Akzo Nobel”) and subsidiaries have been prepared in conformity with generally accepted accounting principles in the Netherlands (“NL GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 22 for a description of the differences between NL GAAP and US GAAP affecting Akzo Nobel's net income and shareholders' equity.

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

Foreign exchange differences resulting from translation into euros of shareholders’ equities and of intercompany loans of a permanent nature with respect to subsidiaries outside the euro region are directly added to, or deducted from, equity.

Before being consolidated, the financial statements of subsidiaries established in hyperinflationary countries are adjusted for the effects of changing prices.

Back to Contents

Principles of Valuation of Assets and Liabilities

Intangible Assets
Purchased goodwill is capitalized and amortized on a straight-line basis over the estimated useful life. In the majority of cases, economic life exceeds the rebuttable legal maximum of 5 years because benefits are expected to be generated over this longer period. Goodwill is determined as the difference between the fair value of the consideration paid for new interests and the fair value of the purchased net assets at the date of acquisition.

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

Financial Noncurrent Assets
Interests in companies where Akzo Nobel can exercise significant influence are treated as nonconsolidated companies and are stated at the amount of Akzo Nobel’s share in shareholders’ equity. The calculation of shareholders’ equity is based as much as possible on the Akzo Nobel principles of valuation.

Loans to nonconsolidated companies are carried at face value less such provisions as are considered necessary.

For the valuation of deferred tax assets reference is made to Deferred Taxes.

Other financial noncurrent assets are stated at face value, at cost, or at lower market value. For pension prepayments reference is made to Pensions and Other Postretirement Benefits.

Back to Contents

Inventories
Inventories are stated at the lower of cost or net realizable value. Cost of inventories comprise all costs of manufacturing purchase, costs of conversion and other costs incurred in bringing the inventories to the present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads and takes into account the stage of completion. The costs of inventories are determined using the first-in first-out (FIFO) method. Provisions are made for obsolescence.

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

Most of the Company’s defined-benefit pension plans are funded with plan assets that have been segregated in a trust or foundation. For plans, which are not separately funded, the Company recognizes a provision for such amounts. Valuations of both funded and unfunded plans are carried out by independent actuaries. Pension costs primarily represent the increase in the actuarial present value of the obligation for projected pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets. In the event, however, that at any date the accumulated benefit obligation, calculated as the present value of the benefits attributed to employee service rendered prior to that date and based on current and past compensation levels, would be higher than the market value of the plan assets and/or the existing level of the pension provision, the difference is, pursuant to SFAS 87, added to provisions by means of recognition of an intangible asset for prior service costs with the balance, net of taxes, being charged to shareholders’ equity.

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

Back to Contents

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

Stock-Based Compensation
The costs for the performance share plan for the Board of Management and the Employee Share Plan, whereby Akzo Nobel N.V. common shares are conditionally granted to Board members and employees, are expensed over the vesting period, effective for the rights granted from 2002 onwards.

Long-Term Borrowings and Short-Term Debt
Long-term borrowings and short-term debt are stated at face value.

Principles of Determination of Income

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. For most of the Company’s products, these criteria are generally met at the time the product is shipped and delivered to the customers and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, or, in cases where such acceptance is not required, when management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist. Examples of the abovementioned delivery conditions are “Free on Board point of delivery” and “Costs Insurance Paid point of delivery”, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer.

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

Back to Contents

Other Principles Observed in Preparation of Statement of Income
The determination of income is closely associated with the valuation of assets and liabilities. In addition, the following principles are observed in the preparation of the statement of income:

•	Cost of sales comprises the manufacturing costs of the goods and services sold and delivered, and any inventory write-downs to lower net realizable value. Manufacturing costs include such items as:
	–	the costs of raw materials and supplies, energy, and other materials;
	–	depreciation and the costs of maintenance of the assets used in production;
	–	salaries, wages, and social charges for the personnel involved in manufacturing;
	–	amortization of goodwill.

•	Research costs and preparation and start-up expenses are charged to income as incurred.

•	Royalty income is recognized on an accrual basis under Other Results.

•	Restructuring and impairment charges, significant results on divestments, and costs of major law suits and antitrust cases are disclosed separately to enhance the insight into the underlying result for the period. This lay-out of the statement of income better reflects the underlying trends in the results of the activities.

•	Interest on interest swaps and forward rate agreements is included in the statement of income under Financing Charges.

•	Taxes on income comprise both current and deferred taxes, including effects of changes in tax rates.

•	Income from nonconsolidated companies consists of Akzo Nobel’s equity in earnings of these companies and interest on loans granted to them, with due allowance being made for taxes relating to these items.

Earnings per Share

Earnings per common share are calculated by dividing net income by the weighted average number of common shares outstanding during the year, which are as follows:

	2004	2003	2002

Shares for basic earnings per share	285,745,587	285,691,957	285,827,092
Effect of dilutive securities	660,310	721,016	504,113

Shares for diluted earnings per share	286,405,897	286,412,973	286,331,205

Back to Contents

AKZO NOBEL
CONSOLIDATED BALANCE SHEETS

Before allocation of profit	December 31,
Millions of euros, except per share amounts	2004	2003

Assets
Current assets
Cash and cash equivalents (Note 3)	1,811	727
Receivables (Note 4)	2,616	2,533
Accounts receivable from nonconsolidated companies	33	32
Inventories (Note 5)	1,978	2,133
Prepaid expenses	118	106

Total current assets	6,556	5,531

Intangible assets (Note 6)	561	590
Property, plant and equipment, net (Note 7)	3,535	3,967
Nonconsolidated companies (Note 8)	318	353
Deferred tax assets (Note 20)	351	429
Deferred tax assets for minimum pension liability	354	361
Other assets	730	723

Total assets	12,405	11,954

Liabilities and shareholders’ equity
Short-term liabilities
Short-term borrowings (Note 9)	258	441
Current liabilities (Note 10)	3,056	2,843
Payables to nonconsolidated companies	2	4
Current portion of long-term borrowings (Note 11)	302	40

Total short-term liabilities	3,618	3,328

Long-term borrowings (Note 11)	2,392	2,677
Long-term liabilities (Note 12)	3,219	3,307
Minority interest	140	140
Shareholders’ equity (Note 13)
Priority shares:
48 shares authorized and outstanding of EUR 400 per share	–	–
Common shares:
Authorized 600,000,000 shares of EUR 2 per share
Outstanding at December 31, 2004: 286,147,260 shares	572
Outstanding at December 31, 2003: 286,147,260 shares		572
Additional paid-in capital	1,803	1,803
Foreign currency translation adjustments	(1,070)	(1,045)
Other reserves	1,635	1,395
Undistributed profits	770	516
Statutory reserves	85	85

Capital and reserves	3,795	3,326
Minimum pension liability	(759)	(824)

Total shareholders’ equity	3,036	2,502

Total liabilities and shareholders’ equity	12,405	11,954

See accounting policies and accompanying notes to consolidated financial statements.

Back to Contents

AKZO NOBEL
CONSOLIDATED STATEMENTS OF INCOME

	for the years ended December 31,
Millions of euros, except per share amounts	2004	2003	2002

Net sales	12,688	13,051	14,002
Cost of sales	(6,851)	(6,933)	(7,301)

Gross margin	5,837	6,118	6,701
Selling expenses	(3,255)	(3,317)	(3,549)
Research and
development expenses	(823)	(887)	(912)
General and
administrative expenses	(676)	(742)	(801)
Restructuring and impairment
charges (Note 16)	(199)	(308)	(236)
Antitrust and Remeron® court
cases (Note 14)	(199)
Gains on divestments (Note 17)	509	25	91
Other results, net (Note 18)	106	175	68

Operating income	1,300	1,064	1,362
Interest income	19	18	15
Interest expense	(142)	(184)	(219)

Financing charges,
net (Note 19)	(123)	(166)	(204)

Operating income less net financing charges	1,177	898	1,158
Income taxes (Note 20)	(298)	(254)	(335)

Earnings of consolidated companies less income taxes	879	644	823
Earnings from nonconsolidated companies (Note 8)	12	7	30

Earnings before minority interest	891	651	853
Minority interest	(35)	(49)	(35)

Net income	856	602	818

Basic earnings per share	3.00	2.11	2.86

Diluted earnings per share	2.99	2.10	2.86

See accounting policies and accompanying notes to consolidated financial statements.

Back to Contents

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
Millions of euros		2004		2003		2002

Cash flows from operating activities
Net income		856		602		818
Adjustments to reconcile net income to net cash
provided by operating activities:
Minority interest		35		49		35
Depreciation and amortization, including write-
downs		667		790		791
Book gains on divestments		(509)		(30)		(94)
Nonconsolidated companies (net of dividends
received)		71		3		42
Changes in deferred tax, pensions and other
long-term liabilities		(1)		116		(172)
Changes in working capital net of effect of
acquisitions and disposals:
Receivables and prepaid expenses	(169)		(71)		172
Inventories	(23)		(105)		(102)
Current liabilities exclusive of dividends,
borrowings and current portion of long-term
liabilities	348		57		47

		156		(119)		117
Other		(2)		(14)		11

Net cash provided by operating activities		1,273		1,397		1,548

Cash flows from investing activities
Purchase of intangible assets		(28)		(27)		(19)
Expenditures for property, plant and equipment		(551)		(581)		(689)
Proceeds from sale of property, plant and
equipment		47		56		14
Investments in nonconsolidated companies and
repayment of loans by nonconsolidated companies		(29)		78		(11)
Acquisition of consolidated interests, net of cash
acquired		(80)		(101)		(257)
Proceeds from sale of interests		989		147		208
Other		6		(23)		(25)

Net cash generated by/used in investing activities		354		(451)		(779)

Cash flows from financing activities
Cash dividends paid		(366)		(370)		(363)
Purchase of shares						(6)
Issuance of shares						4
Increase of long-term borrowings		22		782		1,044
Repayment of long-term borrowings		(12)		(635)		(213)
Short term borrowings exceeding three months:
Increase				266		454
Repayment				(396)		(1,389)
Changes in other short-term borrowings		(179)		(359)		(186)

Net cash used for by financing activities		(535)		(712)		(655)

Effect of exchange rate changes on cash		(8)		(27)		(49)

Increase cash and cash equivalents		1,084		207		65

Cash and cash equivalents:
At beginning of year		727		520		455
At end of year		1,811		727		520

For supplemental disclosures see Note 23.
See accounting policies and accompanying notes to consolidated financial statements.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(1)  Industry Segment Information and Geographic Data

Akzo Nobel, headquartered in Arnhem, the Netherlands, is a market-driven and technology-based company, serving customers throughout the world with healthcare products, coatings, and chemicals.

(a)  Industry Segment Information

The information presented below illustrates the relative importance of the individual groups.

	Net sales			Operating income
Millions of euros	2004	2003[1]	2002[1]	2004	2003[1]	2002[1]

Pharma	3,246	3,550	4,008	398	538	747
Coatings	5,249	5,160	5,444	360	369	424
Chemicals	4,305	4,470	4,675	762	257	270
Miscellaneous products,
intragroup deliveries, non-
allocated items and
eliminations	(112)	(129)	(125)	(220)	(100)	(79)

Total	12,688	13,051	14,002	1,300	1,064	1,362

	Identifiable assets			Capital expenditures			Depreciation
Millions of euros	2004	2003[1]	2002[1]	2004	2003[1]	2002[1]	2004	2003[1]	2002[1]

Pharma	2,999	3,153	3,195	158	210	297	151	158	152
Coatings	3,088	3,008	3,290	122	124	128	119	136	145
Chemicals	2,763	3,310	3,605	269	241	251	260	295	316
Miscellaneous products,
nonallocated, and
eliminations, including
cash and cash
equivalents	3,237	2,130	2,208	2	6	13	10	10	9

	12,087	11,601	12,298	551	581	689	540	599	622
Nonconsolidated
companies	318	353	491

Total	12,405	11,954	12,789	551	581	689	540	599	622

1	2003 and 2002 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(b) Geographic Data

Below geographic information for Akzo Nobel is presented for net sales, operating income, identifiable assets and expenditures for property, plant and equipment.

	Net sales by region of destination			Net sales by region of origin			Operating income
Millions of euros	2004	2003	2002	2004	2003	2002	2004	2003	2002

The Netherlands	826	825	816	2,624	2,546	2,662	72	171	179
Germany	1,159	1,147	1,084	1,043	1,088	1,051	92	73	34
Sweden	506	510	517	1,152	1,102	1,184	30	66	95
United Kingdom	831	840	963	846	798	911	(110)	(118)	(16)
Other European
countries	4,012	3,963	3,951	2,918	3,100	3,016	508	509	591
USA and Canada	2,443	2,944	3,723	2,220	2,604	3,318	(72)	94	100
Latin America	726	704	767	490	470	506	67	60	96
Asia	1,535	1,453	1,513	1,084	1,022	1,064	158	125	140
Other regions	650	665	668	311	321	290	46	59	52
Result on divestments							509	25	91

Total	12,688	13,051	14,002	12,688	13,051	14,002	1,300	1,064	1,362

	Identifiable assets			Capital expenditures
Millions of euros	2004	2003	2002	2004	2003	2002

The Netherlands	2,799	2,942	2,618	189	173	197
Germany	823	798	819	23	27	36
Sweden	846	773	798	60	55	36
United Kingdom	944	913	1,134	29	26	25
Other European countries	2,098	2,074	2,210	81	110	136
USA and Canada	1,636	2,014	2,772	52	81	177
Latin America	454	400	424	61	18	31
Asia	835	848	838	47	81	41
Other regions	284	302	306	9	10	10

	10,719	11,064	11,919	551	581	689
Eliminations and cash and cash equivalents	1,368	537	379
Nonconsolidated companies	318	353	491

Total	12,405	11,954	12,789	551	581	689

(2) Acquisitions and Dispositions

In September 2003 Akzo Nobel announced its plan to sell Catalysts, Coating Resins, and Phosphorus Chemicals from its Chemicals portfolio. In 2004 these divestments were completed. Effective July 31, 2004, Catalysts and Phosphorus Chemicals were divested for EUR 616 million and EUR 231 million, respectively, resulting in an after-tax gain of EUR 331 million and EUR 68 million, respectively. In December 2004, Coating Resins was divested for EUR 110 million, resulting in an after-tax gain of EUR 31 million.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

In July 2004, the German decorative paint wholesaler Timpe & Mock was acquired for an amount of EUR 35 million, including EUR 17 million goodwill.

In March 2003, the CIRS SpA antifouling and suspending agents business was acquired for EUR 36 million, including EUR 32 million goodwill.

Effective June 30, 2003, the Impregnated Papers business was divested for EUR 112 million, resulting in a gain of EUR 2 million after taxes.

In April 2002, the Awlgrip® marine and aerospace coatings business was acquired for EUR 27 million, including EUR 19 million goodwill.

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

Effective September 2002, Ferro’s powder coatings businesses in the Americas and Asia Pacific were acquired for EUR 70 million, including goodwill of EUR 45 million.

During 2004, 2003, and 2002, Akzo Nobel acquired other businesses in strategic markets and geographic areas. Also several other activities were divested in 2004 and 2003. None of these were significant to the consolidated financial statements.

All acquisitions were accounted for on the basis of the purchase accounting method.

(3)   Cash and Cash Equivalents

Millions of euros	2004	2003

Cash in banks	282	243
Short-term investments	1,529	484

Total	1,811	727

Short-term investments almost entirely consist of cash loans, time deposits, marketable private borrowings, and marketable securities immediately convertible into cash.

At December 31, 2004 and December 31, 2003, the amount of cash and cash equivalents was freely available.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(4) Receivables

Millions of euros	2004	2003

Trade receivables	1,975	1,956
Taxes	335	246
Other receivables	319	360

	2,629	2,562
Discounted drafts with recourse	(13)	(29)

Total	2,616	2,533

Allowances for doubtful accounts included as a deduction from receivables	165	166

(5) Inventories

Millions of euros	2004	2003

Raw materials and supplies	596	586
Work in process	400	474
Finished products and goods for resale	977	1,067
Inventory prepayments	5	6

Total	1,978	2,133

Provisions for obsolescence deducted from inventory book values	146	160

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(6) Intangible Assets

Millions of euros	Total	Goodwill	Licenses, know -how, and intellectual property rights	Prior service costs for minimum pension liability	Development costs

Balance at December 31, 2001
Cost of acquisition	623	218	371	27	7
Accumulated amortization/impairment	(115)	(15)	(99)		(1)

Book value	508	203	272	27	6

Changes in book value
Acquisitions	127	127
Divestitures	(4)	(4)
Investments	19		19		–
Amortization	(59)	(19)	(39)		(1)
Impairments	(82)	(8)	(74)
Change related to minimum pension liability	146			146
Change in exchange rates	(26)	(21)	(5)

Total changes in 2002	121	75	(99)	146	(1)

Balance at December 31, 2002
Cost of acquisition	758	314	264	173	7
Accumulated amortization/impairment	(129)	(36)	(91)		(2)

Book value	629	278	173	173	5

Changes in book value
Acquisitions	61	61
Divestitures	(11)	(6)	(5)
Investments	27		22		5
Amortization	(53)	(25)	(26)		(2)
Impairments	(23)	(2)	(21)
Change related to minimum pension liability	(8)			(8)
Change in exchange rates	(32)	(25)	(7)

Total changes in 2003	(39)	3	(37)	(8)	3

Balance at December 31, 2003
Cost of acquisition	775	339	260	165	11
Accumulated amortization/impairment	(185)	(58)	(124)		(3)

Book value	590	281	136	165	8

Changes in book value
Acquisitions	48	47	1
Divestitures	(5)	(1)	(4)
Investments	28		25		3
Amortization	(53)	(28)	(22)		(3)
Impairments	(11)	(11)
Change related to minimum pension liability	(28)			(28)
Change in exchange rates	(8)	(7)	(1)

Total changes in 2004	(29)	–	(1)	(28)	–

Balance at December 31, 2004
Cost of acquisition	778	370	258	137	13
Accumulated amortization/impairment	(217)	(89)	(123)		(5)

Book value	561	281	135	137	8

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

For details on the impairment charges reference is made to Note 16.

(7) Property, Plant and Equipment

Millions of euros	Total	Buildings and land	Plant equipment and machinery	Other equipment	Construction in progress and prepayments on projects	Assets not used in the production process

Balance at December 31, 2001
Cost of acquisition	10,337	2,838	6,002	924	535	38
Accumulated depreciation/impairment	(5,769)	(1,083)	(3,985)	(675)		(26)

Book value	4,568	1,755	2,017	249	535	12

Changes in book value
Acquisitions	159	31	123	5	–	–
Divestitures	(9)	(3)	(2)	–	(4)
Capital expenditures	689	260	413	91	(81)	6
Disinvestments	(34)	(17)	(11)	(4)	–	(2)
Depreciation	(622)	(112)	(426)	(83)		(1)
Impairments	(28)	(8)	(19)	(1)		–
Changes in exchange rates	(321)	(137)	(130)	(13)	(41)	–

Total changes in 2002	(166)	14	(52)	(5)	(126)	3

Balance at December 31, 2002
Cost of acquisition	10,315	2,864	6,105	906	409	31
Accumulated depreciation/impairment	(5,913)	(1,095)	(4,140)	(662)		(16)

Book value	4,402	1,769	1,965	244	409	15

Changes in book value
Acquisitions	36	18	7	1	10
Divestitures	(79)	(27)	(49)	(2)	(1)
Capital expenditures	581	130	294	82	60	15
Disinvestments	(52)	(22)	(15)	(6)	(3)	(6)
Depreciation	(599)	(113)	(402)	(82)		(2)
Impairments	(115)	(81)	(32)			(2)
Changes in exchange rates	(207)	(68)	(103)	(6)	(29)	(1)

Total changes in 2003	(435)	(163)	(300)	(13)	37	4

Balance at December 31, 2003
Cost of acquisition	9,837	2,736	5,692	902	446	61
Accumulated depreciation/impairment	(5,870)	(1,130)	(4,027)	(671)		(42)

Book value	3,967	1,606	1,665	231	446	19

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Millions of euros	Total	Buildings and land	Plant equipment and machinery	Other equipment	Construction in progress and prepayments on projects	Assets not used in the production process

Balance at December 31, 2003
Cost of acquisition	9,837	2,736	5,692	902	446	61
Accumulated depreciation/impairment	(5,870)	(1,130)	(4,027)	(671)		(42)

Book value	3,967	1,606	1,665	231	446	19

Changes in book value
Acquisitions	8	–	4	4
Divestitures	(301)	(90)	(181)	(6)	(24)	–
Capital expenditures	551	146	362	75	(34)	2
Transfer between categories		(51)	(3)	(2)	(2)	58
Disinvestments	(32)	(7)	(17)	(3)	(1)	(4)
Depreciation	(540)	(107)	(354)	(78)		(1)
Impairments	(63)	(4)	(20)	(14)		(25)
Changes in exchange rates	(55)	(26)	(23)	(3)	(3)

Total changes in 2004	(432)	(139)	(232)	(27)	(64)	30

Balance at December 31, 2004
Cost of acquisition	9,141	2,576	5,186	830	382	167
Accumulated depreciation/impairment	(5,606)	(1,109)	(3,753)	(626)		(118)

Book value	3,535	1,467	1,433	204	382	49

The total book value of land at December 31, 2004 was EUR 234 million (at December 31, 2003: EUR 273 million).

The book value of property, plant and equipment financed by installment buying and leasing and not legally owned by the Company was EUR 44 million at December 31, 2004 (at December 31, 2003: EUR 104 million).

For details on the impairment charges reference is made to Note 16.

(8) Nonconsolidated Companies

Millions of euros	2004	2003

Investments in nonconsolidated companies	301	345
Loans to nonconsolidated companies	17	8

Total	318	353

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Dividends received from nonconsolidated companies in 2004, 2003 and 2002 amounted to EUR 123 million, EUR 17 million and EUR 82 million, respectively.

Earnings from nonconsolidated companies in 2004 include a tax charge of EUR 3 million, in 2003 a tax credit of EUR 4 million, and in 2002 a tax credit of EUR 1 million.

At December 31, 2004, consolidated retained earnings included EUR 132 million (2003: EUR 233 million) of undistributed earnings from Akzo Nobel's investments in nonconsolidated companies. Accounts receivable from and payable to nonconsolidated companies are separately presented in the Consolidated Balance Sheet.

The most important nonconsolidated companies are the 50-percent interest in Flexsys, the remaining 20% interest in the former Fibers activities, and the 30-percent interest in Methanor.

Summarized information of nonconsolidated companies on a 100-percent basis follows:

Millions of euros	2004	2003

Current assets	797	1,265
Noncurrent assets	982	1,007

Total assets	1,779	2,272

Current liabilities	435	604
Noncurrent liabilities	600	754
Shareholders’ equity	744	914

Total liabilities and equity	1,779	2,272

Millions of euros	2004	2003	2002

Net sales	2,653	3,018	3,283
Income before tax	248	16	34
Net income / (loss)	214	(10)	31

The increase of the 2004 statement of income figures predominantly is caused by higher earnings for the remaining 20-percent stake in the former Fibers activities, Flexsys, and Dyo Sadolin, partially offset by the divestment of the Catalysts joint ventures. The lower 2003 statement of income figures predominantly relate to lower earnings for the remaining 20-percent stake in the former Fibers activities and Flexsys.

Certain nonconsolidated companies sell goods and provide services to consolidated Akzo Nobel companies. In addition, consolidated Akzo Nobel companies sell goods and provide services to certain nonconsolidated companies. Such transactions were not significant. Terms of these transactions were generally comparable to transactions with third parties.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(9)	Short-term Borrowings

	Balance at end of year	Weighted average interest
	in millions of euros	rate at end of year

Year ended December 31, 2002
Banks	517	6%
Commercial paper	396	3%
Borrowings from nonconsolidated companies	66	5%

Year ended December 31, 2003
Banks	416	4%
Commercial paper
Borrowings from nonconsolidated companies	25	3%

Year ended December 31, 2004
Banks	241	5%
Commercial paper
Borrowings from nonconsolidated companies	17	2%

Commercial paper relates to Akzo Nobel’s commercial paper program in the United States, which at December 31, 2004, as at December 31, 2003, had a maximum of USD 1.0 billion (year-end 2004:EUR 0.7 billion; year-end 2003: EUR 0.8 billion), and to Akzo Nobel’s Euro commercial paper program, which at December 31, 2004, as at December 31, 2003, had a maximum of EUR 1.5 billion. At December 31, 2004, and at December 31, 2003, there was no commercial paper outstanding.

(10)	Current Liabilities

Millions of euros	2004	2003

Prepayments by customers	17	14
Payable to suppliers	1,146	1,091
Taxes and social security contributions	531	361
Amounts payable to employees	289	329
Dividends	1	3
Pensions	135	313
Current portion of long-term liabilities related
to restructurings	121	169
Current portion of other long-term liabilities	249	153
Other	567	410

Total	3,056	2,843

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(11)	Long-term Borrowings

Millions of euros	2004	2003

Debentures	2,508	2,551
Debt to credit institutions	94	77
Other borrowings	92	89

	2,694	2,717
Current portion	(302)	(40)

Total	2,392	2,677

Debentures and other borrowings can be specified as follows:

Millions of euros		2004	2003

Debentures
7%	1995 maturing 2005	227	227
5.38%	1998 maturing 2008	512	512
5.63%	2002 maturing 2009	825	851
4.25%	2003 maturing 2011	750	750
6.44%	1997 maturing 2007 (USD)	75	82
6.54%	1997 maturing 2012 (USD)	105	114
Other debenture loans with various currencies, rates approximately 6% and
various maturities		14	15

		2,508	2,551

Debt to credit institutions

Debt with various currencies and various rates	94	77

	94	77

Other borrowings
Borrowings with various currencies, various rates, and various maturities;
including capital lease obligations	92	89

	92	89

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Aggregate maturity is as follows:

Millions of euros	2004

2005	302
2006	21
2007	81
2008	520
2009	844
Later	926

Total	2,694

The average interest rate was 4.9 percent in 2004, 5.1 percent in 2003, and 5.9 percent in 2002.

None of the debt to credit institutions and other borrowings have been secured by mortgages etc.

At December 31, 2004, the total amount of long-term credit facilities arranged by Akzo Nobel was EUR 1.5 billion (at December 31, 2003: EUR 1.5 billion). Neither at the end of 2004 nor at the end of 2003, the facilities were used.

(12) Long-term Liabilities

Millions of euros	2004	2003

Deferred taxes	479	590
Pension and postretirement benefits other than	2,234	2,226
pensions
Restructuring of activities	120	120
Environmental costs	205	183
Other	181	188

Total	3,219	3,307

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

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Akzo Nobel also provides certain healthcare and life insurance benefits for most of the Company's retired employees in the United States and the Netherlands. The Company accrues for the expected costs of providing such postretirement benefits during the years that the employee renders the necessary services.

Valuations of the obligations under the pension and other postretirement plans are carried out by independent actuaries. The measurement date for the pension and postretirement plans in the Netherlands is December 31. The measurement date for most foreign plans is September 30, with due allowance for contribution and benefit payments during the fourth quarter.

Below a table is provided with a summary of the changes in the pension benefit obligation and plan assets for 2004 and 2003.

	The Netherlands		Foreign		Total
Millions of euros	2004	2003	2004	2003	2004	2003

Benefit obligation
Balance at beginning of year	(4,138)	(4,023)	(4,229)	(4,332)	(8,367)	(8,355)
Acquisitions		(3)		(15)		(18)
Settlements/curtailments	167		1		168
Service costs	(130)	(141)	(79)	(76)	(209)	(217)
Contribution by employees	(22)	(22)	(17)	(10)	(39)	(32)
Interest costs	(212)	(207)	(236)	(225)	(448)	(432)
Plan amendments				(2)		(2)
Benefits paid	202	193	249	270	451	463
Actuarial gains and losses	(242)	65	(91)	(117)	(333)	(52)
Changes in exchange rates			104	278	104	278

Balance at end of year	(4,375)	(4,138)	(4,298)	(4,229)	(8,673)	(8,367)

Plan assets
Balance at beginning of year	3,383	3,086	2,948	2,896	6,331	5,982
Acquisitions		3				3
Settlements/curtailments	(75)		(1)		(76)
Contribution by employer	220	148	96	102	316	250
Contribution by employees	22	22	17	10	39	32
Benefits paid	(198)	(187)	(216)	(238)	(414)	(425)
Actual return on plan assets	354	311	282	382	636	693
Changes in exchange rates			(82)	(204)	(82)	(204)

Balance at end of year	3,706	3,383	3,044	2,948	6,750	6,331

Funded status	(669)	(755)	(1,254)	(1,281)	(1,923)	(2,036)

Unrecognized net loss	592	546	1,096	1,176	1,688	1,722
Unrecognized prior service
costs	123	145	12	17	135	162

Net balances	46	(64)	(146)	(88)	(100)	(152)

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The net balance of the pension benefit plans is recognized in the Consolidated Balance Sheet as follows:

	The Netherlands		Foreign		Total
Millions of euros	2004	2003	2004	2003	2004	2003

Prepaid pension costs (under Other Assets)	49		440	477	489	477
Provisions for pensions and other postretirement benefits (under Long-term Liabilities)	(246)	(319)	(1,583)	(1,652)	(1,829)	(1,971)
Intangible assets	123	145	14	20	137	165
Charged against shareholders’ equity	120	110	983	1,067	1,103	1,177

Net balances	46	(64)	(146)	(88)	(100)	(152)

For all plans, the accumulated benefit obligation exceeded plan assets both at December 31, 2004, and at December 31, 2003.

Details for the minimum pension liability are as follows :

	The Netherlands		Foreign		Total
Millions of euros	2004	2003	2004	2003	2004	2003

Accumulated benefit obligation	(3,903)	(3,698)	(4,187)	(4,117)	(8,090)	(7,815)
Credit/(charge) to shareholders’ equity for minimum pension liability
- before taxes	(10)	206	84	238	74	444
- after taxes	(11)	134	78	168	67	302

The 2004, 2003, and 2002 net periodic pension costs for the defined benefit pension plans were as follows:

	The Netherlands			Foreign			Total
Millions of euro	2004	2003	2002	2004	2003	2002	2004	2003	2002

Service costs for benefits earned during the period	130	141	138	79	76	88	209	217	226
Interest costs on projected benefit obligation	212	207	198	236	225	250	448	432	448
Expected return on plan assets	(228)	(211)	(225)	(203)	(182)	(235)	(431)	(393)	(460)
Amortization of prior service costs	14	15	16	3	5	–	17	20	16
Amortization of net actuarial loss/(gain)	10	23	–	63	68	36	73	91	36
Amortization of transition (asset)/obligation		(7)	(8)		7	8		–	–
Settlement/curtailment loss/(gain)	(23)			3	5	1	(20)	5	1

Net periodic pension costs	115	168	119	181	204	148	296	372	267

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The principal defined benefit pension plans cover approximately 50 percent of Akzo Nobel's employees. The remaining plans primarily represent defined contribution plans. Expenses for these plans totaled EUR 41 million in 2004, EUR 39 million in 2003, and EUR 31 million in 2002.

The weighted average assumptions underlying the computations were:

	The Netherlands			Foreign			Total
Percent	2004	2003	2002	2004	2003	2002	2004	2003	2002

Pension benefit obligation at
December 31,
- discount rate	4.5	5.3	5.3	5.5	5.6	6.0	5.0	5.4	5.6
- rate of compensation increase	2.5	2.5	3.0	4.0	3.8	4.2	3.2	3.2	3.6
Net periodic pension costs
- discount rate	5.3	5.3	5.5	5.6	6.0	6.4	5.4	5.6	6.0
- rate of compensation increase	2.5	3.0	3.0	3.8	4.2	4.4	3.2	3.6	3.8
- expected return on plan assets	6.8	6.8	7.0	6.7	6.7	7.3	6.7	6.8	7.2

The assumptions for the expected return on plan assets were based on a review of the historical returns of the asset classes in which the assets of the pension plans are invested. The historical returns on these asset classes were weighted based on the expected long-term allocation of the assets of the pension plans.

Akzo Nobel’s primary objective with regard to the investment of pension plan assets is to ensure that in each individual scheme sufficient funds are available to satisfy future benefit obligations. For this purpose so-called asset and liability management (ALM) studies are made periodically at each pension fund. For each of the pension plans an appropriate mix is determined on the basis of the outcome of these ALM studies, taking into account the national rules and regulations. Pension plan assets principally consist of long-term interest-earning investments, quoted equity securities, and real estate.

The pension plan asset allocation at December 31, 2004 and 2003, and the target allocation for 2005 for the pension plan in the Netherlands by asset category are as follows:

	Target allocation	Percentage of plan assets at December 31,
Percent	2005	2004	2003

Equity securities	30-50	44	42
Long-term interest earning investments	40-60	45	46
Real estate	7.5-12.5	10	9
Other	0-10	1	3

Total		100	100

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The weighted pension plan asset allocation at December 31, 2004 and 2003, and the target allocation for 2005, for the foreign pension plans by asset category are as follows :

	Target allocation	Percentage of plan assets at December 31,
Percent		2004	2003

Equity securities	50-55	49	51
Long-term interest earning investments	35-40	38	36
Real estate	5-10	8	9
Other	0-5	5	4

Total		100	100

Postretirement benefit plans concern healthcare benefits plans in the Netherlands and the United States. Below a table is provided with a summary of the changes in the accumulated postretirement benefit obligations and plan assets for 2004 and 2003.

	The Netherlands		The United States		Total

Millions of euros	2004	2003	2004	2003	2004	2003

Benefit obligation
Balance at beginning of year	(193)	(156)	(375)	(368)	(568)	(524)
Settlements/curtailments	5		(1)		4
Service costs	(7)	(7)	(15)	(15)	(22)	(22)
Interest costs	(10)	(8)	(22)	(24)	(32)	(32)
Benefits paid	8	7	18	17	26	24
Actuarial gains and losses	41	(29)	21	(55)	62	(84)
Changes in exchange rates			29	70	29	70

Balance at end of year	(156)	(193)	(345)	(375)	(501)	(568)

Plan assets
Balance at beginning of year			1	2	1	2
Benefits paid			(1)	(1)	(1)	(1)
Actual return on plan assets			–	–	–	–
Changes in exchange rates			–	–	–	–

Balance at end of year			–	1	–	1

Funded status	(156)	(193)	(345)	(374)	(501)	(567)

Unrecognized net loss	30	80	78	109	108	189
Unrecognized prior service costs	7	8	2	2	9	10

Net balances	(119)	(105)	(265)	(263)	(384)	(368)

The net balances of other postretirement benefit plans are all recognized in the Consolidated Balance Sheet under provisions for pensions and other postretirement benefits (under provisions).

The 2004 actuarial gains in the United States include the effect of the Medicare Prescription Drug Improvement and Modernization Act of 2003, which introduces prescription drug benefits for retirees as well

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

as a federal subsidy to sponsors of postretirement healthcare plans, which will both begin on January 1, 2006.

Net periodic other postretirement benefit costs are as follows:

	The Netherlands			The United States				Total
Millions of euros	2004	2003	2002	2004	2003	2002	2004	2003	2002

Service costs for benefits
allocated to the period	7	7	4	15	15	11	22	22	15
Interest costs on accumulated
postretirement obligation	10	8	7	22	24	21	32	32	28
Amortization of prior service
costs	1	–	1		–	(1)	1	–	–
Net actuarial loss recognized	4	3	1	3	3	(1)	7	6	–
Curtailment loss/(gain)	–			1		1	1		1

Net periodic other
postretirement benefit costs	22	18	13	41	42	31	63	60	44

Weighted average assumptions for postretirement benefits were as follows :

	The Netherlands			The United States
Percent	2004	2003	2002	2004	2003	2004

Discount rate for net periodic
benefit cost	5.3	5.3	5.5	6.3	6.8	7.5
Discount rate for benefit
obligations at December 31	4.5	5.3	5.3	6.0	6.3	6.8
Assumed healthcare cost
trend rates at December 31 :
- healthcare trend rate
assumed for next year	–	4.0	4.0	9.0	9.5	10.0
- rate to which the cost rate is
assumed to decline
(the ultimate rate)	–	4.0	4.0	5.0	5.0	5.0
- year that the rate reaches
the ultimate trend rate	2005	2004	2003	2009	2009	2009

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	The Netherlands		The United States		Total
	1 percentage point		1 percentage point		1 percentage point
Millions of euros	increase	decrease	increase	decrease	increase	decrease

Effect on total of service and interest costs	2	(2)	6	(5)	8	(7)
Effect on postretirement benefit obligation	13	(11)	49	(41)	62	(52)

Cash Flows
The Company expects to contribute EUR 237 million to its pension plans in 2005, of which EUR 149 million for the pension plan in the Netherlands and EUR 88 million for the foreign pension plans.

The following benefit payments, which take into account the effect of future service, are expected to be paid.

	Pensions			Other retirement benefits
	The			The	The United
Millions of euros	Netherlands	Foreign	Total	Netherlands	States	Total

2005	197	239	436	8	17	25
2006	205	244	449	8	18	26
2007	214	247	461	9	19	28
2008	225	247	472	9	20	29
2009	235	252	487	10	21	31
2010-2014	1,357	1,322	2,679	59	125	184

Provisions for Restructuring of Activities
Provisions for restructuring of activities comprise accruals for certain employee termination benefits and for costs which are directly associated with plans to exit specific activities, primarily related to costs associated with closing down facilities.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The changes in these provisions (including the short-term portion) are summarized as follows:

	Termination	Exit	Total
Millions of euros	benefits	costs	provision

Balance at December 31, 2001	225	175	400
Changes in exchange rates	(3)	(11)	(14)
Additions charged to income as restructuring charge	68	55	123
Other additions charged to income	15	9	24
Utilization	(123)	(78)	(201)

Balance at December 31, 2002	182	150	332
Changes in exchange rates	(4)	(6)	(10)
Additions charged to income as restructuring charge	149	21	170
Other additions charged to income	14	4	18
Divestiture	–	(2)	(2)
Utilization	(133)	(86)	(219)

Balance at December 31, 2003	208	81	289
Changes in exchange rates		(2)	(2)
Additions charged to income as restructuring charge	95	31	126
Other additions charged to income	(12)	14	2
Divestiture	(2)		(2)
Utilization	(119)	(53)	(172)

Balance at December 31, 2004	170	71	241

At December 31, 2004, the provision for termination benefits involves 2,870 employees that either already have been terminated or will be terminated in the near future (December 31, 2003: 3,200).

Provisions for Environmental Costs
For details on environmental exposures reference is made to Note 14.

Other provisions
Other provisions relate to a great variety of risks and commitments, including provisions for antitrust cases of EUR 180 million. Reference is made to Note 14.

(13)	Shareholders' Equity

Capital Stock
Authorized capital stock of Akzo Nobel N.V. is EUR 1,600,019,200 and consists of 48 priority shares of EUR 400, 600 million common shares of EUR 2 and 200 million cumulative preferred shares of EUR 2. Subscribed share capital consists of 48 priority shares, 286,147,260 common shares, and no preferred shares.

In 2004, no common shares were issued. In connection with Akzo Nobel’s stock option plan, the Company held 374,021 common shares at December 31, 2004 (December 31, 2003: 455,303, when it also included shares for Akzo Nobel’s Employee Share Plan).

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The priority shares are held by “AKZO NOBEL STICHTING” (Akzo Nobel Foundation), an organization controlled by the Supervisory Board and the Board of Management of Akzo Nobel N.V. The Meeting of Holders of Priority Shares submits lists of nominees for the appointment to the Supervisory Board and the Board of Management of Akzo Nobel N.V. The General Meeting of Shareholders votes upon these lists of nominees. Amendment of the Articles of Association and dissolution of the Company shall require the approval of the Meeting of Holders of Priority Shares. The Articles of Association were amended after approval by the General Meeting of Shareholders of April 21, 2005. The main elements of the amendment of the Articles are described in Item 10.B.

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

2004 Dividend Proposal
It is proposed that dividend on priority shares of EUR 768 and on common shares of EUR 343 million will be distributed. Following acceptance of this proposal, holders of common shares will receive a dividend of EUR 1.20 per share of EUR 2, of which EUR 0.30 was paid earlier as an interim dividend. The final dividend of EUR 0.90 will be made payable from May 2, 2005.

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

Stock Options/Stock Appreciation Rights

Stock Options
Options are granted to all members of the Board of Management, Senior Vice Presidents and Executives. The number of participants was 733 in 2004 (2003: 762). The options for Senior Vice Presidents and Executives expire after five years; while options granted from 2002 expire after seven years. Options (conditionally) granted to members of the Board of Management as from 2000 expire after ten years. Options

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(conditionally) granted to members of the Board of Management as from 2000 expire after ten years. Options granted from 2003 onwards expire after seven years. All outstanding options from the series 1999, which were exercisable immediately upon grant, lapsed in 2004. Options issued as from 1999 cannot be exercised during the first three years. The Company currently does not purchase own shares in connection with its stock option plan.

No financing facilities exist for option rights or tax payable thereon. One option entitles the holder thereof to buy one Akzo Nobel N.V. common share of EUR 2 or one American Depositary Share (ADS). The exercise price is the Euronext Amsterdam opening price on the first day that the Akzo Nobel share is quoted ex dividend, or the opening price for an ADS on NASDAQ/NMS on the first day that the Akzo Nobel ADS is quoted ex dividend. For a certain portion of option rights granted in 2002 common shares were purchased. See also the disclosure under subscribed capital.

Options outstanding at December 31, 2004, have the following exercise prices and expiry dates:

		Outstanding at
Year of issue	Exercise price	December 31, 2004	Expiry date

Common Shares	In EUR

Vested options
2000	44.82	853,700	April 27, 2005
2000	44.82	148,500	April 27, 2010
2001	46.75	852,500	April 30, 2006
2001	46.75	144,342	April 30, 2011

		1,999,042
Unvested options
2002	46.53	852,440	April 25, 2009
2002	46.53	176,550	April 25, 2012
2003	19.51	974,930	April 22, 2010
2004	31.45	899,980	April 25, 2011

		2,903,900
American Depositary Receipts	In USD

Vested options
2001	41.69	137,610	April 30, 2006
Unvested options
2002	42.05	140,690	April 25, 2009
2003	21.21	181,610	April 22, 2010
2004	37.25	205,700	April 25, 2011

		665,610

Total		5,568,552

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Stock option activity during the periods indicated was as follows:

	Common shares		American Depositary Receipts

		Weighted-		Weighted-
		average		average
	Number of	exercise price,	Number of	exercise price,
	options	in EUR	options	in USD

Balance at December 31, 2001	3,658,676	44.76	148,170	41.69
Granted	1,063,970	46.53	153,450	42.05
Exercised	(106,056)	36.66	–
Forfeited	(41,880)	45.28	(2,640)	41.81

Balance at December 31, 2002	4,574,710	45.35	298,980	41.87
Granted	998,030	19.51	199,760	21.21
Exercised	–		–
;Forfeited	(486,940)	46.49	(13,640)	35.21

Balance at December 31, 2003	5,085,800	40.17	485,100	33.55
Granted	904,480	31.45	216,800	37.25
Exercised	–		–
Forfeited	(1,087,338)	42.33	(36,290)	32.64

Balance at December 31, 2004	4,902,942	38.08	665,610	34.81

The fair values at grant date for the options granted during 2002 to 2004 were as follows:

			Fair value at grant
Year of issue	Exercise price	Expiry date	date

Common Shares	In EUR		In EUR

2002	46.53	April 25, 2009	13.09
2002	46.53	April 25, 2012	14.66
2003	19.51	April 22, 2010	4.94
2004	31.45	April 25, 2011	7.94

American Depositary Receipts	In USD		In USD

2002	42.05	April 25, 2009	11.91
2003	21.21	April 22, 2010	4.92
2004	37.25	April 25, 2011	8.48

The expected value of performance stock options for the Board of Management is based on the Binomial Option Pricing Model, using certain assumptions. These assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectations of future developments. In addition, option valuation models require the input of highly subjective assumption, including expected share price volatility. The Company’s employee stock options have characteristics significantly different from those of traded options and changes in the subjective assumptions used for the calculation can materially affect the fair value estimate.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The assumptions used for the options granted during the years 2002, 2003, and 2004, were as follows:

Year of issue – year of expiry	Risk-free interest rate	Expected dividend yield	Expected option life	Expected share price volatility

Common Shares
2002 – 2009	5.0%	2.5%	6.5 yrs	30.6%
2002 – 2012	5.1%	2.5%	5 yrs	30.6%
2003 – 2010	3.3%	3.6%	5 yrs	33.7%
2004 – 2011	3.2%	4.1%	5 yrs	35.2%

American Depositary Receipts
2002 – 2009	4.7%	2.3%	5 yrs	30.8%
2003 – 2010	2.8%	3.6%	5 yrs	31.8%
2004 – 2011	2.8%	4.1%	5 yrs	32.7%

Performance Share Plan for the Board of Management
In 2004, a performance share plan for the Board of Management was introduced. Under this plan the Supervisory Board grants a number of conditional shares to the Board of Management each year. The actual number of shares the Board of Management will receive depends on the Company’s Total Shareholder Return (TSR) performance over a three-year period, compared with TSR performance of a specified peer group. For further details see page 96 of this Annual Report. At December 31, 2004, the base number of common shares granted was 121,000.

Employee Share Plan
Under the Akzo Nobel Employee Share Plan, Akzo Nobel N.V. common shares were conditionally granted to the employees. Generally, these rights vested if the employee had remained in the Company’s service for a period of three years. The number of shares granted varied from country to country.

In November 2003, the Board of Management decided to accelerate the settlement of this plan. The rights for all shares granted vested at May 1, 2004.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Shareholders’ equity

	Thousands of euros		Millions of euros

	Priority shares		Common shares

	Number of shares	Share capital	Number of shares	Share capital	Additional paid-in capital	Statutory reserves	Foreign currency translation adjustments	Other reserves	Undistributed profits	Capital and reserves	Minimum pension liability	Total

Balance at December 31, 2001	48	20	286,044,300	572	1,799	83	(721)	600	585	2,918	(40)	2,878

Net income									818	818		818
Dividends[1]									(343)	(343)		(343)
Addition to other reserves								328	(328)
Issuance of common stock due to exercise of options			102,960		4					4		4
Purchase of common shares, net								(6)		(6)		(6)
Changes in minimum pension liability											(1,078)	(1,078)
Capitalized development cost						(1)		1		–
Foreign currency translation adjustments							(175)			(175)		(175)

Balance at December 31, 2002	48	20	286,147,260	572	1,803	82	(896)	923	732	3,216	(1,118)	2,098

Net income									602	602		602
Dividends[1]									(343)	(343)		(343)
Addition to other reserves								475	(475)
Purchase of common shares, net									–	–		–
Changes in minimum pension liability											294	294
Capitalized development cost						3		(3)		–		–
Foreign currency translation adjustments							(149)			(149)		(149)

Balance at December 31, 2003	48	20	286,147,260	572	1,803	85	(1,045)	1,395	516	3,326	(824)[2]	2,502

Net income									856	856		856
Dividends[1]									(343)	(343)		(343)
Addition to other reserves								259	(259)
Shareplan for Board of
Management and employees								(2)		(2)		(2)
Delivery of purchased of common shares								–		–		–
Divested companies							17	(17)
Changes in minimum pension liability											65	65
Capitalized development cost										–		–
Foreign currency translation adjustments							(42)			(42)		(42)

Balance at December 31, 2004	48	20	286,147,260	572	1,803	85	(1,070)	1,635	770	3,795	(759)[2]	3,036

1	EUR 0.90 per ordinary share and EUR 12.00 per priority share as final dividend for previous year, and EUR 0.30 and EUR 12.00, respectively, was declared as interim dividend for current year.
2	Includes minimum pension liability for nonconsolidated companies of EUR 10 million (2003: EUR 8 million).

Back to Contents

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

The Company is subject to hazardous substance cleanup laws in various countries that impose liability for the costs of cleaning up contamination resulting from past spills, disposal or other releases of hazardous substances. In particular, the Company may be subject to liability under the United States Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and similar laws that impose liability–without a showing of fault, negligence or regulatory violation–on the generators of hazardous substances that have caused, or may cause, environmental contamination.Pursuant to CERCLA, in certain circumstances, the United States Environmental Protection Agency (“EPA”) may order one or more potentially responsible parties (“PRPs”) to clean up environmental contamination. In other cases, the EPA may clean up a site and then seek reimbursement of expenditures of federal funds from PRPs. Courts have interpreted CERCLA generally to impose joint and several liability without regard to fault for cleanup (and certain other) costs on all PRPs. This means that each PRP conceivably could be held liable for the entire amount of necessary cleanup costs. As a practical matter, however, liability is often apportioned among PRPs based on the volume and/or toxicity of the wastes disposed by each PRP.

It is the Company’s policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. These accruals are reviewed periodically and adjusted, if necessary, as assessments and cleanups proceed and additional information becomes available. Environmental liabilities can change substantially by the emergence of additional information on the nature or extent of contamination, the necessity of employing particular methods of remediation, actions by governmental agencies or private parties, or other factors of a similar nature. Cash expenditures often lag behind the period in which an accrual is recorded by a number of years.

In accordance with the aforementioned policies, as of December 31, 2004 the aggregate environmental related long-term liabilities and accruals accounted for amounted to EUR 242 million (December 31, 2003: EUR 203 million). The liabilities have been discounted, using an average discount rate of 5.5 percent.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The obligations for environmental liabilities for each of the next five years and thereafter are as follows:

Millions of euros	Obligation

2005	62
2006	64
2007	35
2008	31
2009	30
Later	74

Total	296

Although the Company believes that over the years it and its predecessors utilized operating practices that were standard in the relevant industry and were in compliance with existing environmental regulations, hazardous materials may have been released in or under currently–or previously–operated sites.Consequently, the Company may be required to remediate contamination at some of these sites. Although the Company does not have sufficient information to estimate its potential liability in connection with any potential future remediation, it believes that if any such remediation is required, it will occur over an extended period of time. The Company anticipates that there may be a need for future provisions for environmental costs which, in management's opinion based on information currently available, would not have a material adverse effect on the Company’s financial position and liquidity, but could be materially adverse to the Company’s results of operations or cash flows in any one accounting period.

Antitrust Cases
Akzo Nobel is involved in investigations by the antitrust authorities in the European Union, the United States, and Canada into alleged violations of the respective antitrust laws for some products in these jurisdictions. The Company is fully cooperating with the authorities in these investigations. In addition, the Company is defending civil damage claims in relation to some of these alleged antitrust violations.At December 31, 2003, the Company had a provision for antitrust cases of EUR 75 million. Fines, civil damage settlements, and legal costs incurred in 2004 in connection with these cases amounted to EUR 5 million (2003: EUR 27 million).

In 2004, based on an estimate of probable fines, civil damage claims, and costs to be paid over a number of years to come–taking into account legal advice and the current facts and circumstances–the Company added EUR 110 million to the provision for antitrust cases. This addition to the provision also includes amounts related to the fines of EUR 21 million, imposed by the European Commission in December 2004 in connection with Akzo Nobel companies’ alleged involvement in a cartel for choline chloride, and of EUR 84,5 million, imposed by the European Commission in January 2005 for alleged involvement in a monochloroacetic acid cartel. The Company has appealed both decisions. At December 31, 2004, the provision for antitrust cases amounted to EUR 180 million.

In January 2005 the Company received a Statement of Objections by the EU Commission regarding an alleged EU cartel in Hydrogen Peroxide and Persalts. In this case as well as in investigations by the US DOJ and the Canadian Bureau of Competition into alleged antitrust violations in Hydrogen Peroxide in North America the Company is fully cooperating with the authorities. The Company believes that discussions with the US DOJ regarding a possible disposition of the matter may be finalized in the next few months.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

It should be understood, however, that in light of possible future developments such as (a) the outcome of investigations of the various antitrust authorities, (b) potential additional lawsuits by (direct or indirect) purchasers, (c) possible future civil settlements, and (d) rulings or judgments in the pending investigations or in related civil suits, the antitrust cases are likely to result in additional liabilities and related costs. The Company at this point in time cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts with sufficient certainty to allow such amount or range of amounts to be meaningful. Moreover, if and to the extent that the contingent liabilities materialize, they are typically paid over a number of years and the timing of such payments cannot be predicted with confidence. The Company believes that the aggregate amount of any additional fines and civil damages to be paid will not materially affect the Company's financial position. The aggregate amount, however, could be material to the Company's results of operations or cash flows in any one accounting period.

With regard to Flexsys, a 50/50 joint venture for rubber chemicals with Solutia Inc., authorities in the United States, Canada, and Europe are investigating alleged antitrust violations in the rubber chemicals industry. We have been informed by Flexsys management that it is cooperating with the authorities and will continue to do so. In April 2005 both Flexsys and the Company received a Statement of Objections by the EU Commission. Based on this Statement of Objections the Company has reason to believe that Flexsys and the Company will not be fined by the EU Commission. We are also aware of a number of purported class actions and individual actions having been filed against Flexsys in federal court (by direct purchasers) and in various state courts (by alleged indirect purchasers) in the United States, and in the provinces of Quebec and Ontario, Canada. We are informed that fifteen of the U.S. state court actions have been dismissed against Flexsys on various grounds and that motions to dismiss or otherwise dispose of the remaining cases are still pending in seven remaining state cases. The Company is named as codefendant in the federal actions and in one state action in Tennessee. Flexsys has entered a settlement agreement with the plaintiffs in the federal class action, subject to certain conditions including but not limited to final court approval. (currently scheduled for June 21, 2005). The settlement resolves the plaintiffs’ claims against the Company. Flexsys has recognized certain provisions for these cases and the Company does not believe that it will be liable for funding any judgments against, settlements made by, or related costs incurred by Flexsys. The carrying value of the Company’s investment in Flexsys, however, may be affected by these cases.

Other Litigation and Contingent Liabilities (Including Remeron® Cases)
In December 2002 summary judgment of noninfringement was obtained by certain generic drug manufacturers, sued by the Company under the U.S. Hatch-Waxman Act, alleging inducement of infringement by such manufacturers of the Company's U.S. patent protecting the use of mirtazapine (Remeron®) in combination with one or more SSRIs for the treatment of depression. Three of the generic drug manufacturers sued by the Company filed antitrust claims against the Company as counterclaims in the infringement actions brought by the Company. In addition, antitrust claims were filed against the Company in the United States on behalf of nine large chain store and grocery store pharmacies, and by alleged classes of direct and indirect purchasers of Remeron®. These cases were consolidated in the Federal District Court of New Jersey. In addition to these cases, the state attorneys general of the States of Texas, Florida, and Oregon opened civil investigations to determine if the Company's conduct violated their respective laws and the Federal Trade Commission (FTC), working with the State Attorneys General, opened a civil investigation to determine whether the Company violated federal law.

In April 2004, the Company reached settlements with the three generic manufacturers in an aggregate amount of USD 28 million. In September 2004, the Company reached a settlement with the indirect purchaser class (class of consumers and third party payers in the United States who paid for mirtazapine

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

during the relevant period) for total consideration of USD 36 million. This settlement also resolved the claims and investigations of the three state attorneys general that had commenced investigations as well as the claims of all other states. The FTC announced that in light of the states’ settlement it was closing its investigation without taking any action. The indirect purchasers’ and state attorneys’ general settlement is subject to certain conditions including, but not limited to, approval by the Federal District Court of New Jersey. In September 2004, the Company also settled with the nine large chain store and grocery store plaintiffs. The Company continues to believe that its actions in obtaining and enforcing its intellectual property rights were appropriate. However, given the costs and risks of defending these actions, the Company took the opportunity to resolve these matters. Including legal costs the Company recognized a total pretax charge of EUR 89 million for the Remeron® cases during 2004.

The action brought by an alleged class of direct purchasers remains pending in the Federal District Court in Newark, New Jersey. In September 2004, the District Court entered an order dismissing three of the five claims brought by those direct purchasers while denying the plaintiff’s motion for partial summary judgment. In February 2005 the District Court entered an order denying the plaintiff’s motion for partial summary judgment on the issue of establishing monopoly power and granting the Company’s motion for summary judgment with respect to “establishing monopoly power via the direct evidence approach”. The Court indicated that it would address the Company’s pending motion for summary judgment with respect to “the traditional market definition approach” in a “future opinion”. That motion, as well as the Company’s motion for summary judgment addressed to plaintiff’s two remaining claims, remain outstanding, as does the plaintiff’s motion for class certification and its motion for partial summary judgment with respect to an aspect of one of its claims. No trial date has been set. The Company will continue to defend the remaining claims vigorously.

There are pending against Akzo Nobel N.V. and its subsidiaries a number of other claims, all of which are contested. The Company is also involved in disputes with tax authorities in several jurisdictions. Furthermore, in the context of the divestitures of businesses the relevant Akzo Nobel companies have agreed to indemnify and/or provide guarantees to the buyers (and/or their successors and assigns) regarding certain representations and warranties or developments.

While the outcome of these claims, disputes, indemnifications and guarantees cannot be predicted with certainty, the Company believes, based upon legal advice and information received, that the final outcome will not materially affect the consolidated financial position of the Company but could be material to the Company’s result of operations or cashflows in any one accounting period.

Commitments
Purchase commitments for property, plant and equipment aggregated EUR 96 million at December 31, 2004. At December 31, 2003, these commitments totaled EUR 80 million. In addition, the Company has purchase commitments for raw materials and supplies incident to the ordinary conduct of business.

Long-term liabilities contracted in respect of leasehold, rental, operational leases, research, etc., aggregated EUR 557 million at December 31, 2004 (at December 31, 2003: EUR 504 million). Payments due within one year amount to EUR 165 million (2003: EUR 153 million); payments due after more than five years amount to EUR 123 million (2003: EUR 84 million).

Expenses for non-cancelable operating leases and other commitments in 2004, 2003 and 2002 were EUR 153 million, EUR 188 million and EUR 141 million, respectively.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Obligations under long-term non-cancelable operating leases and other commitments for each of the next five years and thereafter are as follows:

Millions of euros	Lease	Other	Total

2005	110	55	165
2006	77	33	110
2007	51	22	73
2008	32	14	46
2009	23	16	39
Later	86	38	124

Total	379	178	557

Guarantees
Guarantees relating to nonconsolidated companies amounted to EUR 5 million (at December 31, 2003: EUR 9 million). As general partner in several partnerships, Akzo Nobel companies are liable for obligations incurred by these partnerships. At December 31, 2004, the risk ensuing from these liabilities was EUR 92 million (at December 31, 2003: EUR 139 million).

(15) Information about Financial Instruments

For information on the commercial paper programs reference is made to Note 9. For information on the standby multicurrency loan facility reference is made to Note 11.

Foreign Exchange Risk Management
The Company routinely enters into forward exchange contracts to hedge transaction exposures. These principally arise with respect to assets and liabilities or firm commitments related to sales and purchases. The purpose of Akzo Nobel’s foreign currency hedging activities is to protect the Company from the risk that the eventual functional currency net cash flows resulting from trade transactions are adversely affected by changes in exchange rates.

At December 31, 2004, outstanding contracts to buy currencies totaled EUR 1.1 billion (at December 31, 2003: EUR 1.4 billion), while contracts to sell currencies totaled EUR 0.9 billion (at December 31, 2003: EUR 1.6 billion). These contracts mainly relate to U.S. dollars, Canadian dollars, Swedish kronor, pounds sterling, and Japanese yen.

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

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The Company swapped EUR 500 million fixed rate liabilities with an interest rate of 5.625 percent with floating rate LIBOR-related liabilities of USD 445 million and a remaining maturity of 4 years.

The Company swapped fixed rate liabilities with an interest rate of 4.25 percent with floating rate EURIBOR-related liabilities for an amount of EUR 650 million and a remaining maturity of 6 years.

The Company concluded forward rate agreements whereby the interest on deposits was fixed for an average volume of EUR 300 million in the range from 2.18% to 2.46%, ending October 2005.

Fixed rate liabilities with an interest rate of 6.3 percent were swapped with floating rate EURIBOR-related liabilities for an amount of EUR 145 million and a remaining maturity of 1 year. Floating rate EURIBOR-related liabilities were swapped with fixed rate liabilities with an interest rate of 5.3 percent for an amount of EUR 145 million and a remaining maturity of 1 year.

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

Credit Risk
Under the agreements concluded for its financial instruments, the Company is exposed to credit loss in the event of nonperformance by the counterparty to any one of these agreements. In the event of a counterparty’s default, the resulting exposure would equal the difference between (a) the prevailing market interest rate and exchange rate and (b) the agreed swap interest and exchange rate. The Company has no reason to expect nonperformance by the counterparties to these agreements, given their high credit ratings.

Due to the geographical spread of the Company and the diversity of its customers, the Company is not subject to any material concentration of credit risks.

Commodities
In order to hedge the price risk of natural gas, the Company has entered into swap contracts for the underlying fuels, with an average volume of 32,000 ton coal, 30,000 barrels of crude oil and 12,000 ton heavy fuel oil for the period January through October 2005, whereby the price is fixed. The Company also concluded futures contracts for the purchase of 1.0 million m3 of gas, reasonably spread over the period January through June 2005.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Fair Value of Financial Instruments
The carrying values and estimated fair values of financial instruments do not differ materially with the exception of the following:

	December 31, 2004		December 31, 2003

Millions of euros	Carrying	Estimated	Carrying	Estimated
Asset/(liability)	amount	fair value	amount	fair value

Long-term borrowings	(2,694)	(2,868)	(2,717)	(2,834)
Foreign currency contracts	11	12	93	91
Interest rate currency swap	175	237	148	202
Interest swap contracts	–	32	–	4
Forward rate agreements	–	–	–	–
Petroleum swaps		–
Gas futures		–		2
Petroleum options				2

The fair value of the Company's long-term borrowings is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt with similar maturities.

The fair value of foreign currency contracts, swap contracts, forward rate agreements, petroleum options, and gas futures is estimated by calculation and obtaining quotes from dealers and brokers.

The carrying amounts of cash and cash equivalents, receivables, short-term borrowings and other current liabilities approximate fair value due to the short maturity period of those instruments.

The Company has no other significant financial instruments.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(16) Restructuring and Impairment Charges

In 2004, 2003 and 2002, the following restructuring and impairment charges for consolidated companies were included:

Millions of euros	2004	2003	2002

Asset impairments at
- Pharma	(31)	(114)	(77)
- Coatings	(16)	(5)	(2)
- Chemicals	(27)	(19)	(31)
Restructurings at:
- Pharma	(20)	(40)	(34)
- Coatings	(38)	(40)	(24)
- Chemicals	(63)	(90)	(68)
- Others	(4)

Total	(199)	(308)	(236)

2004
Pharma’s restructuring losses mainly concern impairment and closure costs of the Organon production site in West Orange, New Jersey, and other worldwide cost reduction programs.

Coatings restructuring charges predominantly concern the rationalization programs at Car Refinishes.

Restructurings and impairments at Chemicals relate to the closure of a Surface Chemistry site in the United Kingdom, the chlorine production in Bohus, Sweden, and staff cuts at Polymer Chemicals in Germany.

In total, these restructurings affect 1,840 jobs worldwide.

As can be noted from the above, impairment charges mainly relate to assets on sites (to be) closed. The impairment was determined based on the estimated fair value at which the assets are expected to be sold. Assets, for which it is not possible to be sold, were written down to zero.

2003
Impairment charges at Pharma were made in the context of the reassessment and redefinition of its global business, production, and marketing strategy. The writedowns concern facilities in the United States, Japan, United Kingdom, and some other countries. The impairment was determined based on the estimated fair value at which the assets are expected to be sold. Assets, for which it is not possible to be sold, were written down to zero.

The restructuring charges consist of provisions for severance payments and other restructuring costs. At Pharma, these predominantly concern the worldwide restructurings at Organon. Coatings’ charges relate to the restructuring of Transportation Coatings and cost saving measures at various other activities. At Chemicals, restructuring costs were incurred for especially Polymer Chemicals, Surface Chemistry, Base Chemicals, and Chelates.

In total, these restructurings affect 2,165 jobs worldwide.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

2002
Pharma’s impairment include a write-down of EUR 67 million for the gepirone ER (Variza®) know-how intangible asset. In view of the developments in 2002, the chances of success have been reviewed. As a result, the Company decided to write down this intangible asset to zero. There were also several impairments related to the restructurings mentioned below, none of which were individually significant to the Consolidated Financial Statements.

The restructuring and impairment charges mainly relate to the Company’s extended restructuring plans at all three groups, which affect 1,500 additional jobs worldwide.

(17) Gains on Divestments

Millions of euros	2004	2003	2002

Gain on divestment	509	25	91

In 2004, the gain on divestments mainly related to the divestment of Catalysts, Phosphorus Chemicals and Coating Resins. It should be noted that, although the deals are final, no ultimate settlement has been reached yet for some of these divestments, so that amounts recognized at this moment are best estimates and could change in a later stage, once the final settlement has been reached.
In 2003, the gain on divestments mainly concerned the sale of Chemicals’ property in the United Kingdom.
In 2002, it predominantly concerned the divestment of Rosemont Pharmaceuticals in the United Kingdom.

(18) Other Results

The following items are included as other results:

Millions of euros	2004	2003	2002

Special payments	38	88
Royalties	76	55	57
Results on sale of redundant assets	5	5	5
Pension premium refund Sweden			15
Environmental charges for risks at derelict sites of companies acquired in the past	(21)
Currency exchange differences	(4)	16	(15)
Other items	12	11	6

Total	106	175	68

In 2004, special payments include the payment for the full transfer of Arixtra® to Sanofi-Synthélabo and the early entrance fee for a marketing license for Remeron® in Germany.

In 2003, special payments related to the cooperation agreement with Pfizer for asenapine.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(19) Financing Charges

Interest expense was reduced by EUR 4 million, EUR 6 million, and EUR 7 million in 2004, 2003 and 2002, respectively, due to the capitalization of financing expenses of capital investment projects under construction.

(20) Income Taxes

The Company recognizes deferred tax assets in so far as their realization is more likely than not.

Tax charges/(benefits) are as follows:

Millions of euros	2004		2003	2002

Operating income less financing charges	298		254	335
Nonconsolidated companies[1]	3		(4)	(1)

	301		250	334
Minimum pension liability	7	[2]	142	(477)

Total	308		392	(143)

1	Includes nonrefundable withholding taxes for dividends and income taxes relating to the Company's share in partnership earnings.
2	Includes the effect of the changes in enacted tax rate.

Pre-tax income (including earnings from nonconsolidated companies) in the Netherlands and from foreign operations is as follows:

Millions of euros	2004	2003	2002

The Netherlands	338	125	122
Foreign	854	776	1,065

Total	1,192	901	1,187

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The tax charges/(benefits) in the Netherlands and from foreign operations were as follows:

Millions of euros	2004		2003		2002

Current tax
The Netherlands	44		77		48
Foreign	302		136		322

		346		213		370
Deferred tax
The Netherlands	(3)		(34)		(6)
Foreign	(42)		71		(30)

		(45)		37		(36)

Total		301		250		334

Included in the deferred income tax expense (benefit) above are benefits of operating loss carryforwards of EUR 10 million, EUR 69 million, and EUR 29 million for the years ended December 31, 2004, 2003, and 2002, respectively. Also included in the deferred income tax expense above are net adjustments of the beginning-of-the-year balance of the valuation allowance of an increase of EUR 1 million, an increase of EUR 5 million, and a decrease of EUR 1 million for the years ended December 31, 2004, 2003, and 2002, respectively.

The table below reconciles the normal corporation tax rates in the Netherlands to the effective consolidated rates in the statement of income.

Percentages	2004	2003	2002

Corporate tax rate in the Netherlands	35	35	35
Nontaxable income from nonconsolidated companies (excluding partnerships)	(2)	(1)	(4)
Effect of lower tax rates in specific countries1)	(3)	(3)	(4)
Tax exempt income/loss	(6)	(1)	(1)
Change in valuation allowance	1	(2)	2

Total	25	28	28

1)	Includes the effect of changes in enacted tax rates.

Tax exempt income in 2004 mainly concerns the non taxable gains on the divestments at Chemicals.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

At December 31, 2004, losses carried forward amounted to EUR 332 million, of which EUR 84 million will expire within five years. Losses in the amount of EUR 151 million expire after 5 years. For an amount of EUR 97 million of losses, there is no expiration date.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003, are presented below.

Millions of euros	2004	2003

Net operating loss carry forwards	96	169
Minimum pension liability	354	361
Provisions	352	320
Intangible assets	46	57

Total gross deferred tax assets	848	907
Less valuation allowance	(53)	(40)

Net deferred tax assets	795	867

Property, plant and equipment	(109)	(172)
Overfunding at pension funds	(132)	(119)
Other	(328)	(376)

Total deferred tax liabilities	(569)	(667)

Net deferred tax asset	226	200

Classification of deferred tax assets and liabilities, which is determined at a fiscal entity level, is as follows:

Millions of euros	2004	2003

Deferred tax assets	351	429
Deferred tax assets for minimum pension liability	354	361
Deferred tax provisions	(479)	(590)

Net deferred taxes	226	200

The valuation allowance for deferred tax assets as of December 31, 2004 and 2003, was EUR 53 million and EUR 40 million, respectively. The net change in the valuation allowance for the years ended December 31, 2004, 2003, and 2002, was an increase of EUR 13 million, a decrease of EUR 25 million, and an increase of EUR 20 million, respectively, due to changed assessments of realizability of deferred tax assets.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

In assessing the valuation of deferred tax assets, management considers whether it is more likely than not that these deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if future estimates of projected taxable income during the carry forward period are lower.

No taxes have been provided for approximately EUR 1.4 billion of unremitted earnings of certain foreign subsidiaries as of December 31, 2004 (2003: EUR 1.5 billion). The remittance of these amounts would not lead to an income tax charge in the Netherlands and, in case of nonrefundable withholding taxes, part of these withholding taxes would be available for tax credits.

(21)	Earnings from Nonconsolidated Companies

Earnings from nonconsolidated companies in 2004 include a net tax charge of EUR 3 million (2003: EUR 4 million credit; 2002: EUR 1 million credit).

2004 earnings include after-tax charges of EUR 29 million, mainly related to antitrust charges recognized at Flexsys and special charges for Acordis.

2003 earnings include net charges of EUR 29 million predominantly related to restructuring and antitrust charges recognized at Flexsys. 2002 earnings include similar charges for an after-tax amount of EUR 8 million recognized for Acordis.

(22)	Application of Generally Accepted Accounting Principles in the United States of America

The accounting principles followed in the preparation of the consolidated financial statements (NL GAAP) differ in some respects from those generally accepted in the United States of America (US GAAP).

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The reconciliation of net income is as follows:

	For the year ended December 31,
Millions of euros	2004	2003	2002

Net income in accordance with NL GAAP	856	602	818
Adjustments to reported income:
Reversal NL GAAP amortization of goodwill (a)	28	25	19
Goodwill write-downs (b)	(92)	(4)	(17)
Joint venture (c)	(6)	6	3
Stock compensation (d)	(1)	(14)	21
Development costs (e)	–	(3)	1
Restructuring provisions (f)	5	4	(19)
Employee share plan (g)	(1)	(4)	(3)
Derivatives cumulative effect (h)
Derivatives effect 2004/2003/2002 (h)	35	(2)	54
Pfizer contract on asenapine (i)	31	(88)
Income taxes (j)	(23)	37	(17)

Net income / (loss) in accordance with US GAAP	832	559	860

Per share and ADS in accordance with US GAAP, in euros:
Basic earnings / (loss) per share/ADS	2.91	2.17	3.01
Diluted earnings / (loss) per share/ADS	2.90	2.16	3.00

Comprehensive income is as follows:

Millions of euros		2004	2003	2002

Net income / (loss) in accordance with US GAAP		832	559	860
Other comprehensive income / (loss), net of taxes
–	Foreign currency translation adjustments	(78)	(314)	(348)
–	Excess of minimum liability over unrecognized prior service cost, before taxes	72	436	(1,555)
–	Tax on excess of minimum liability over unrecognized prior service cost	(7)[1]	(142)	477

Comprehensive income / (loss)		819	539	(566)

1	Includes the effect of the changes in enacted tax rate.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The accumulated other comprehensive income / (loss) balances are as follows:

	Foreign	Minimum	Accumulated
	currency	pension	other
	translation	liability	comprehensive
Millions of euros	adjustments	adjustment	income

Balance at December 31, 2001	(404)	(40)	(444)
2002 change	(348)	(1,078)	(1,426)

Balance at December 31, 2002	(752)	(1,118)	(1,870)
2003 change	(314)	294 *	(20)

Balance at December 31, 2003	(1,066)	(824)	(1,890)
2004 change	(78)	65	(13)

Balance at December 31, 2004	(1,144)	(759)	(1,903)

* Includes minimum pension liability for nonconsolidated companies of EUR 8 million.

The reconciliation of shareholders’ equity is as follows:

	December 31,
Millions of euros	2004	2003

Shareholders’ equity in accordance with NL GAAP	3,036	2,502
Adjustments to reported shareholders’ equity:
Goodwill (a)	3,064	3,163
Joint venture (c)	5	12
Stock-compensation (d)	(15)	(14)
Development costs (e)	(8)	(8)
Restructuring provisions (f)	17	12
Employee share plan (g)	–	(4)
Derivatives (h)	95	60
Pfizer contract on asenapine (i)	(57)	(88)
Income taxes (j)	(10)	16

Shareholders’ equity in accordance with US GAAP	6,127	5,651

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

An analysis of the change of shareholders' equity under US GAAP is as follows:

Millions of euros	2004	2003	2002

Balance at beginning of year	5,651	5,455	6,362
Net income / (loss)	832	559	860
Dividends paid	(343)	(343)	(343)
Issuance of common shares			5
Purchase of common shares, net			(3)
Foreign currency translation adjustments	(78)	(314)	(348)
Excess of minimum liability over unrecognized prior service costs, net of income taxes	65	294	(1,078)

Balance at end of year	6,127	5,651	5,455

The differences, which have an effect on net income and/or shareholders' equity, are as follows:

(a)	For NL GAAP purposes, until 1999 goodwill was charged directly to shareholders' equity. Since 2000, goodwill is capitalized and amortized over its estimated useful life not exceeding 20 years.

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

As a consequence, the unamortized goodwill balances per January 1, 2002, of pre 2000 acquisitions are to be capitalized for US GAAP and are no longer amortized. Starting in 2002, the NL GAAP amortization of goodwill related to post 1999 acquisitions has to be reversed for US GAAP. For 2004 this was an amount of EUR 28 million.

The impairment test in accordance with the provisions of SFAS No. 142 did not result in additional charges in the Company’s statement of income, except for the items mentioned under caption (b).

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

An analysis of the change in the reconciling item for goodwill under US GAAP during 2004, 2003 and 2002 is as follows:

Millions of euros

Balance at December 31, 2001	3,476
Reversal of NL GAAP amortization	19
Additional write-downs (see (b) below)	(17)
Foreign currency translation adjustments	(168)

Balance at December 31, 2002	3,310
Reversal of NL GAAP amortization	25
Additional write-downs (see (b) below)	(4)
Foreign currency translation adjustments	(168)

Balance at December 31, 2003	3,163
Reversal of NL GAAP amortization	28
Additional write-downs (see (b) below)	(92)
Foreign currency translation adjustments	(35)

Balance at December 31, 2004	3,064

(b)	The Company annually tests the US GAAP goodwill for impairment. This adjustment also includes the write-down of any remaining unamortized goodwill associated with businesses disposed of during the year. For 2004, the write down concerns the unamortized goodwill of Catalysts, Phosphorus Chemicals, and Coating Resins. For 2003, the write down concerns the unamortized goodwill of Impregnated Papers. For 2002 the write down concerns the unamortized goodwill of a part of the Akcros business, which was divested in April 2002.

(c)	During 1995, the Company transferred its rubber chemicals activities into a 50-50 joint venture,
Flexsys, with Solutia Inc. Under NL GAAP the carrying value of the investment at December 31, 2004, was EUR 92 million and under US GAAP EUR 97 million, (at December 31, 2003: EUR 100 million and EUR 112 million, respectively). The higher carrying value under US GAAP is principally related to the goodwill associated with the Akzo Nobel businesses transferred into the joint venture. Such goodwill had been previously charged directly to equity for NL GAAP purposes.

(d)	In accordance with NL GAAP, stock compensation costs are charged to equity upon exercise of the stock appreciation rights. In accordance with APB 25, compensation costs, including the change in the liability for the difference between the exercise and the market price, should be recognized as a charge/credit against income. The compensation expenses for 2004 amounted to a charge of EUR 1 million (2003: EUR 14 million).

No pro forma information is required, as the compensation expenses calculated pursuant to the provisions of FAS 123 are the same as those for APB 25, due to the cash settlement feature of the Company’s stock option scheme.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(e)	In accordance with NL GAAP development costs are to be capitalized and amortized, if certain conditions have been met. US GAAP does not allow capitalization and amortization of development costs. For US GAAP purposes, these costs have to be expensed as incurred. During 2004, the Company capitalized additional development costs for EUR 3 million and recognized an amortization charge of EUR 3 million for NL GAAP purposes. For 2003 EUR 5 million of development cost were capitalized, and EUR 3 million amortization charge was recognized for NL GAAP purposes.

(f)	In accordance with NL GAAP a provision for restructuring is recognized at the moment a formal plan is approved, the plan identifies all significant actions to be taken to complete the plan, the period of time necessary to complete the plan indicates that significant changes to the plan are not likely, and in case of termination benefits, communication to the people involved an communication of the benefit arrangement is communicated before balance sheet date. For US GAAP purposes SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities became effective for exit or disposal activities that are initiated after December 31, 2002, which means that a provision for exit cost can only be recognized if the goods or services for the exit program have been delivered. As a consequence, provisions for exit costs of EUR 17 million (EUR 11 million after taxes) recognized in accordance with NL GAAP could not be recognized. In 2003, EUR 21 million (EUR 14 million after taxes) were not recognized for US GAAP purposes since the goods or services for the exit program had not been delivered.

In 2004 EUR 9 million (EUR 6 million after tax) were recognized under NL GAAP for provisions for termination benefits, which already were recognized for US GAAP in 2003 as part of ongoing plans in accordance with SFAS 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. In 2004 there were no ongoing plans which did not qualify for NL GAAP which had to be recognized for US GAAP purposes.

(g)	In accordance with NL GAAP, the value of the shares granted under the Akzo Nobel Employee Share Plan on the date of the grant is recognized as a charge in the statement of income spread over the vesting period, which in general is 3 years. This standard is effective for rights granted from 2002 onwards. No charge was recognized for the shares granted under the Akzo Nobel Employee Share Plan in 2001. In accordance with US GAAP the fair value of these shares granted in 2001 (i.e. the share price at the date of grant) also has to be recognized as a charge against income over the vesting period of the grant. For 2002, the additional charge amounted to EUR 3 million (EUR 2 million after taxes). For 2003, the additional charge amounted to EUR 4 million (EUR 3 million after taxes). For 2004, the additional charge amounted to EUR 1 million (EUR 3 million after taxes).

(h)	In accordance with NL GAAP, results on foreign currency forward hedging contracts (determined at year-end exchange rates) are recognized in income to offset the foreign exchange differences on the related hedged items. Exchange differences on anticipatory hedges of firm commitments regarding sales and purchases are deferred on the balance sheet until the hedged transactions have been reflected in the accounts. For interest swap contracts, interest is accrued in the statement of income as part of interest expense.

Statement of Financial Accounting Standards No. 133,Accounting for Derivative Instruments (“SFAS 133”), as amended, was adopted by Akzo Nobel in 2001. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Statement requires every derivative instrument be recorded in the balance sheet as either an asset or liability

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

measured at its fair value. SFAS 133 requires that changes in the derivatives fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company does not designate its derivatives for hedge accounting in accordance with US GAAP. Accordingly, changes in fair value of derivative instruments are recognized currently in earnings.

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

The developments for the years ended December 31, 2004, 2003, and 2002 were as follows:

	For the year ended December 31,
Millions of euros; gain/(loss)	2004	2003	2002

Foreign currency contracts	3	(7)	–
Interest rate currency swaps	8	(1)	55
Interest rate swap contracts	28	–	–
Interest rate cap contract			1
Forward rate agreements	–	1	(1)
Petroleum options	(2)	2	(1)
Petroleum swaps	–
Gas futures	(2)	2
Electricity futures		1	–

Total	35	(2)	54

Net effect after taxes	24	(1)	35

(i)	In December 2003, the Company concluded a contract with Pfizer on the codevelopment and comarketing of asenapine. As a result thereof, the Company received an initial payment from Pfizer of EUR 88 million, which in accordance with the contract and the spirit thereof is a nonrefundable reimbursement of the expenses incurred by Akzo Nobel in prior years for the development of the asenapine related know-how so far. In accordance with NL GAAP, such payment was recognized as revenue immediately.

In accordance with US GAAP revenue recognition rules for nonrefundable upfront fees as part of a contract whereby continuing involvement is required from the receiving company, this payment cannot be recognized as revenue upon receipt, but has to be deferred and recognized in future as the Company provides the continuing services required under the agreement, which for this payment is considered to be the development period 2004–2007. The payment is released against income pro rata to the expected development costs to be incurred over the period 2004–2007. As a result, for US GAAP purposes in 2004 EUR 31 million was recognized as income.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(j)	Represents the income tax effects of the aforementioned adjustments.

(k)	The Company holds minority stakes (mostly 49 or 50 percent) in certain companies, which have been fully consolidated into the consolidated financial statements of Akzo Nobel, taking into account the minority interest of the other shareholders. This treatment is allowed for NL GAAP purposes, as these companies are considered so-called group companies. This mainly concerns the following companies:
-	International Paint (Gulf) LLC
-	International Paint Saudi Arabia Ltd
-	Akzo Nobel Inda SA de CV.
-	Akzo Nobel Chang Cheng (Vietnam) Ltd
-	Warmte/Kracht Centrale Akzo Nobel Center V.O.F.

It should be noted that in 2004 the interest in several other Chang Cheng companies was increased from 50% to 67%.

The effect of the difference with US GAAP–which requires accounting under the equity method of such interests–on shareholders’ equity and net income is nil.

If these interests had been treated as nonconsolidated companies on a US GAAP basis the Consolidated Statement of Income for the year ended December 31, 2004, would have shown a decrease in net sales of EUR 38 million, in operating income of EUR 5 million, in earnings of consolidated companies less income taxes of EUR 4 million, and in minority interest of EUR 2 million. On the other hand earnings from nonconsolidated companies would have increased by EUR 2 million.

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

The major effects on the Consolidated Balance Sheet as at December 31, 2004, would have been a decrease in current assets of EUR 23 million, in property, plant and equipment of EUR 10 million, in short-term liabilities of EUR 18 million, in long-term borrowings of EUR 1 million, and in minority interest of EUR 7 million. On the other hand, nonconsolidated companies would have increased by EUR 7 million.

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

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(l)

Until early 2004, the Company held a 50 percent interest in a joint venture with Sanofi-Synthélabo, which was included in the consolidated financial statements of Akzo Nobel on a proportional basis, which is allowed for NL GAAP purposes. The effect of the difference with US GAAP–which requires accounting as nonconsolidated companies of such interests–on shareholders’ equity and net income is nil.

As the this joint venture ceased to exist early in 2004, there no longer is a difference between the accounting treatment for NL GAAP and US GAAP, which would impact the Consolidated Statement of Income for the year ended December 31, 2004, and the Consolidated Balance Sheet as at December 31, 2004.

If Sanofi-Synthélabo had been treated as nonconsolidated company on a US GAAP basis the Consolidated Statement of Income for the year ended December 31, 2003 would have shown an increase in operating income of EUR 24 million, and in earnings of consolidated companies less income taxes of EUR 18 million. On the other hand earnings of nonconsolidated companies would have decreased by EUR 18 million.

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

(m)	In November 2002, the FASB issued interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness to Others. There are agreements to provide additional consideration in a business combination to the seller if contractually specified conditions related to the acquired entity are achieved. At December 31, 2004, we had recognized contingent liabilities for estimated payments amounting to EUR 5 million, which are included in the obligations under long-term non-cancelable operating leases and other commitments, as reported above under Commitments. The total maximum exposure amounted to EUR 21 million.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(n)	During 2004, the Company divested the Catalysts, Phosphorus Chemicals, and Coatings Resins activities. For NL GAAP these divested activities do not qualify for treatment as discontinued operation. For US GAAP, however, these activities do qualify as discontinued operation. The disclosures as prescribed in SFAS 144 are as follows.

	For the year ended December 31,
Millions of euros; gain/(loss)	2004		2003		2002

Net sales
Continued operations		12,063		12,115		13,008
Discontinued operations		617		816		872

Total		12,680		12,931		13,880

Income from continuing operations
before income taxes	624		710		1,140
Income taxes	(251)		(195)		(333)

Income from continuing operations		373		515		807
Income from discontinued
operations (including gains on	531		66		84
disposal)
Income taxes	(72)		(22)		(31)

Income from discontinued
operations		459		44		53

Net income		832		559		860

Earnings from continuing
operations per share
– Basic		1.31		1.80		2.82
– Diluted		1.30		1.80		2.82
Earnings from discontinued
operations per share
– Basic		1.61		0.15		0.19
– Diluted		1.60		0.15		0.19

The reconciliation of the elements of the earnings per share computation is as follows:

	2004	2003	2002

Shares for basic earnings per share	285,745,587	285,691,957	285,827,092
Effect of dilutive securities	660,310	721,016	504,113

Shares for diluted earnings per share	286,405,897	286,412,973	286,331,205

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(23) Supplemental Cash Flow Disclosures

Millions of euros	2004	2003	2002

Cash paid during the year for:
Interest	139	159	208
Income taxes	217	124	231

Back to Contents

Schedule II VALUATION AND QUALIFYING ACCOUNTS

Millions of euros	Balance at beginning of period	Additions charged to income	Foreign currency translation results	Deductions	Other	*	Balance at end of period

Reserves for doubtful accounts
Year ended December 31, 2002	180	43	(17)	(25)	1		182
Year ended December 31, 2003	182	24	(9)	(31)	–		166
Year ended December 31, 2004	166	33	(1)	(29)	(4)		165

*	Other is principally due to divestments.

Other reserves of a similar nature, such as for warranties, are not material to the consolidated financial statements.

Item 19. EXHIBITS

(a)	Financial statements filed as a part of this annual report. (See index to financial statements and schedule set forth in Item 18.)

(b)	Exhibits filed as part of this annual report

1.	Articles of Association of Akzo Nobel N.V. (incorporated by reference from the Form 6-K furnished to the U.S. Securities and Exchange Commission on July 25, 2001).
4.c	Service contract of Board of Management of Akzo Nobel N.V. (incorporated by reference from the Form 20-F filed with the U.S. Securities and Exchange Commission on May 31, 2002.)
8.	Subsidiaries.
12.a	Rule 13(a) – 14(a) Certification for Akzo Nobel CEO
12.b	Rule 13(a) – 14(a) Certification for Akzo Nobel CFO
13.a	Rule 13(a) – 14(a) Certification for Akzo Nobel CEO
13.b	Rule 13(a) – 14(a) Certification for Akzo Nobel CFO
15.a	Consent of Independent Auditors

The amount of long-term debt securities of Akzo Nobel authorized under any individual instrument does not exceed 10 percent of the total assets of Akzo Nobel and its subsidiaries on a consolidated basis. Akzo Nobel agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Akzo Nobel N.V.

By	:	/s/ G.J. Wijers	By	:	/s/ R.J. Frohn
Name	:	G.J. Wijers	Name	:	R.J. Frohn
Title	:	Chairman of the Board of Management	Title	:	Chief Financial Officer

Dated: June 16, 2005

EXHIBIT INDEX

(a)	Financial statements filed as a part of this annual report. (See index to financial statements and schedule set forth in Item 18.)
(c)	Exhibits filed as part of this annual report

1.	Articles of Association of Akzo Nobel N.V. (incorporated by reference from the Form 6-K furnished to the U.S. Securities and Exchange Commission on July 25, 2001).
4.c	Service contract of Board of Management of Akzo Nobel N.V. (incorporated by reference from the Form 20-F filed with the U.S. Securities and Exchange Commission on May 31, 2002.)
8.	Subsidiaries.
12.a	Rule 13(a) – 14(a) Certification for Akzo Nobel CEO
12.b	Rule 13(a) – 14(a) Certification for Akzo Nobel CFO
13.a	Rule 13(a) – 14(a) Certification for Akzo Nobel CEO
13.b	Rule 13(a) – 14(a) Certification for Akzo Nobel CFO
15.a	Consent of Independent Auditors