Form 20-F
period 2005-12-31
AKZO NOBEL NV
filed 2006-06-22
CIK 3124

Back to Contents

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or
(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005 or
( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF1934 Commission file number 0-17444 or
( )	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Common shares, par value EUR 2 per share	286,147,260
Priority shares, par value EUR 400 per share	48

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes	No

Back to Contents

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

Back to Contents

Back to Contents

Back to Contents

PART I

INTRODUCTION

The consolidated financial statements of Akzo Nobel N.V. and subsidiaries appearing in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, and also comply with the financial reporting requirements included in section 9 of Book 2 of the Netherlands Civil Code, as far as applicable. IFRS differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The significant differences between IFRS and US GAAP affecting Akzo Nobel's net income and shareholder's equity are discussed in Note 23 of the Notes to the Consolidated Financial Statements of Akzo Nobel.

The terms “Akzo Nobel” or “the company” are sometimes used herein for convenience in contexts where reference is made to the consolidated companies of Akzo Nobel N.V. in general. Such terms are also used for convenience in referring to individual segments and subsidiaries.

In this annual report, unless otherwise specified or the context otherwise requires, references to “dollars”, “U.S. dollars” and “USD” are to the United States currency. The European currency euro is sometimes referred to as EUR. For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate of EUR 0.843 = USD 1.00, the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2005. These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. On June 19, 2006, the Noon Buying Rate was EUR 0.794 = USD 1.00.

Akzo Nobel is currently looking to sell a minority stake in, and seek a listing in certain markets outside the United States for shares in its human pharmaceutical and animal health businesses. If completed, such sale will likely, going forward, have a material impact on the company’s business, financial condition, and results of operations. The shares of the new vehicle have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States except to qualified institutional buyers in reliance on the exemption from the registration requirements provided by Rule 144A or pursuant to and in accordance with Regulation S under the U.S. Securities Act.

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Akzo Nobel is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Akzo Nobel, and certain of the plans and objectives of Akzo Nobel with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipate”, “assume”, “intend”, “plan”, “project”, “should”, “expect”, “estimate”, “believe” or similar expressions. In particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to strategy, management objectives, including return on investment targets, market trends, market standing, market share estimates based on management’s estimates, benefits that may result from future restructuring programs, the product volumes, the costs and expenditures related to environmental compliance or remediation, Health, Safety and Environment targets, future research and development initiatives, the Pharma pipeline, the statements in Item 8 “Financial Information” with regard to the outcome of disputes with tax

Back to Contents

authorities, the outcome or consequences of pending or future legal or regulatory proceedings–including antitrust investigations and other potential related lawsuits–and their effect on the company, and those statements in Item 5 “Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, overall market and macro-economic trends, risk management, exchange rates, and objectives such as return on capital are forward-looking in nature as are all statements under “Forward Looking Statement on 2006” and Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, but are not limited to, levels of business spending in major economies (as well as other developments in the economies of the company’s markets in Asia, Latin America, North America, and Europe), the development in market value of pension plan assets, governmental regulations, changes in customer needs, progress of drug development, clinical testing, and regulatory approval, the levels of marketing expenditures by Akzo Nobel and its competitors, the introduction of new products by competitors, raw material and employee costs, future foreign exchange and interest rates, changes in tax rates and product regulation, future business combinations, acquisitions or dispositions, environmental liabilities, and the outcome of tax disputes, antitrust investigations, potential product liability claims and other lawsuits, and wars and acts of terrorism or sabotage.

Statements made in Item 4 “Information on the Company” referring to Akzo Nobel’s competitive position are based on management estimates, and in some cases, the statements are also based on information from a range of sources, including analysts’ reports, independent market studies and Akzo Nobel’s internal assessment of market share based on publicly available information about the financial results and performance of market participants unless otherwise noted. Such references to the company’s positioning generally refer to its market share based on revenues.

In the analysis of the development of revenues, when compared to the previous year, the company distinguishes between the effects from changed volumes, changed selling prices, currency translation, acquisitions, and divestments. Autonomous revenues growth, which sometimes is used in the discussions in this report, is a non-GAAP measure and is defined as the change in revenues attributable to changed volumes and selling prices. Autonomous revenues growth excludes currency, acquisition, and divestment effects. As a result, autonomous growth numbers reflect comparable revenues performance, and are used and analyzed by the company’s management for this purpose. Because of the comparability of revenues performance that can be analyzed by reviewing autonomous growth numbers, the company’s management believes that these numbers are useful for those reviewing our financial performance. However, the autonomous growth numbers should not be viewed in isolation or as alternatives to the comparable GAAP measure of revenues and should be read in conjunction with such measure.

The company uses the term “Incidentals” in the statement of income. Incidentals is a non-GAAP measure and is defined as special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases. Operating income excluding incidentals is one of the key figures management uses to assess the company’s performance, as this figure better reflects the underlying trends in the results of the activities.

EBIT margin, formerly called return on sales, is operating income (EBIT) as percentage of revenues.

Back to Contents

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial data set forth on the following pages are derived from previously published financial information of Akzo Nobel, including the consolidated financial statements for the years ended December 31, 2005 and 2004, which appear elsewhere in this annual report. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements, including the notes thereto.

The audited consolidated financial statements of Akzo Nobel for the years ended December 31, 2005 and 2004, have been audited by KPMG Accountants N.V., independent registered public accounting firm, whose report thereon is included in Item 18. The consolidated balance sheets as of December 31, 2003, 2002 and 2001, and the consolidated statements of income and the consolidated statements of cash flows for the years ended December 31, 2003, 2002, and 2001 were also audited by KPMG Accountants N.V.; however, those balance sheets, statements of income, and statements of cash flows are not included in this Form 20-F.

Reference is made to Note 23 of the Notes to the Consolidated Financial Statements regarding differences between IFRS and US GAAP that affected Akzo Nobel's net income and shareholders' equity, as well as certain other lines of the Consolidated Statement of Income and the Consolidated Balance Sheet.

Back to Contents

	Selected financial data for the years ended December 31,
In millions, except per share amounts	2005	2005	2004	2003	2002	2001

	USD	EUR	EUR	EUR	EUR	EUR
	(a)
Consolidated Income data:

Amounts in accordance with IFRS:

Revenues	15,421	13,000	12,833

Operating income	1,763	1,486	1,527

Net income	1,140	961	945

Basic earnings per share / ADS (b)	3.99	3.36	3.31

Amounts in accordance with US GAAP:

Revenues	15,321	12,916	12,680	12,931	13,880	13,920

Operating income	1,291	1,089	1,300	978	1,446	1,025

Net income	842	710	832	559	860	448

Basic earnings per share / ADS (b) (c)	2.95	2.48	2.91	1.96	3.01	1.57

Diluted earnings per share / ADS (b) (c)	2.94	2.47	2.90	1.95	3.00	1.56

Consolidated Balance Sheet data:

Amounts in accordance with IFRS:

Total assets	14,739	12,425	11,951

Long-term borrowings	3,205	2,702	2,392

Shareholders’ equity	4,051	3,415	2,605

Amounts in accordance with US GAAP:

Total assets	19,157	16,149	15,513	15,066	16,046	16,310

Long-term borrowings	3,127	2,636	2,391	2,652	2,065	1,938

Shareholders’ equity	7,949	6,701	6,127	5,651	5,455	6,362

(a)	Amounts in this column have been translated solely for the convenience of the reader at the Noon Buying Rate on December 31, 2005, of EUR 0.843 = USD 1.00.
(b)	American Depositary Shares.
(c)	For the breakdown on earnings from continued and discontinued operations see Note 23 of the Notes to the Consolidated Financial Statements under (n).

Back to Contents

The table below sets forth the number of common shares outstanding and the amounts of interim, final and total dividends declared (and the U.S.-dollar equivalents) on the common shares in respect of the fiscal years indicated.

	Number of shares			Dividends per common share
Year ended				EUR			USD*
December 31,	Average	End of period	Interim	Final	Total	Interim	Final	Total

2001	285,888,385	285,854,813	0.30	0.90	1.20	0.26	0.79	1.06
2002	285,827,092	285,691,957	0.30	0.90	1.20	0.32	0.94	1.26
2003	285,691,957	285,691,957	0.30	0.90	1.20	0.38	1.14	1.52
2004	285,745,587	285,773,239	0.30	0.90	1.20	0.41	1.23	1.64
2005	285,773,239	285,773,239	0.30	0.90	1.20	0.36	1.06	1.42

* Dividends per common share in U.S. dollars are based on the Noon Buying Rate at December 31 of each year.

The following table sets forth for the fiscal periods indicated the average exchange rates for U.S. dollars into euros per dollar based on the applicable Noon Buying Rate.

Year ended	Average*
December 31,

2001	1.12
2002	1.06
2003	0.88
2004	0.80
2005	0.80

* The average of the Noon Buying Rates on the last day of each month during the period.

The following table sets forth for the months indicated the high and low rates for U.S. dollars expressed in euros per dollar.

	High	Low

December 2005	0.85	0.83
January 2006	0.84	0.81
February 2006	0.84	0.82
March 2006	0.84	0.82
April 2006	0.83	0.80
May 2006	0.79	0.78

On June 19, 2006, the noon buying Rate was EUR 0.794 = USD 1.00.

Dividends, if any, will be paid in euros, and any exchange rate fluctuations may affect the USD amounts received by holders of ADSs upon conversion by the depositary of such dividends.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

Back to Contents

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

Doing business inherently involves taking risks, and by taking measured risks we strive to be a sustainable company. Risk management is also one of the essential elements of the company’s corporate governance. This calls for creating a proper balance between entrepreneurial attitude and risk levels associated with business opportunities. We foster a high awareness of business risks and internal control procedures, geared to safeguarding transparency in our operations.

–	Within Akzo Nobel all managers at all levels are responsible for risk management as an integral part of their day-to-day operations and decisions.
–	They are all required to identify enterprise risks affecting their businesses and to manage them adequately.
–	The Akzo Nobel Risk Management function supports and develops the framework that enables managers to fulfill these responsibilities.
–	Risk boundaries are governed by Akzo Nobel’s Company Statement, Business Principles, Internal Authority Schedules, and Corporate Directives in such areas as Finance & Control; Insurance; Health, Safety and Environment; Human Resources; Communications; and Legal and Intellectual Property.
–	Risk reporting covers the perceived likelihood, the assessed impact, and the effectiveness of control measures in place to deal with risks. Reporting on these elements as well as those preemptive and remedial actions is an integral part of our Business Planning & Review cycle.
–	The internal control system, audit procedures, and independent appraisals provide reasonable assurance of the effectiveness of our risk management approach.

Our Risk Management framework complies with the Enterprise Risk Management – Integrated Framework of COSO (the Committee of Sponsoring Organizations of the Treadway Commission). The procedures and results are reviewed by the Board of Management and discussed in the Supervisory Board.

The diversity of businesses within Akzo Nobel leads to a large number of different risk factors, each of which may result in a material impact on a particular business unit but may not materially affect the company as a whole. The diversity of the company’s businesses and processes is its strength, as some of these factors may offset each other.

Under the explicit understanding that this is not an exhaustive enumeration, our major risk factors are listed below. There can be no assurance that our Risk Management function or our diversity will be able to mitigate any risks we may face. The risks below are not the only ones that Akzo Nobel faces. Some risks are not yet known to Akzo Nobel and some that Akzo Nobel does not currently believe to be material could later turn out to be material. All of these risks could materially affect Akzo Nobel’s businesses, revenues,

Back to Contents

operating income, net income, net assets, and liquidity and capital resources. The company’s risk management systems endeavors the timely discovery of such additional risks.

The factors that could affect our financial condition or our business or could cause actual results to differ materially include the following:

External risks

The company may face intense competition from new products and from lower-cost generic products.

The company’s products that are under patent protection face competition from competitors’ proprietary products. This competition may increase as new products enter the market. The company faces increasing competition from lower-cost generic products after patents on its products expire and from low-cost producers in other business areas. Loss of patent protection typically leads to loss of revenues in the product’s markets and could affect the company’s future results.

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

About 27 percent of the company’s earnings are derived from the healthcare markets. In many countries, the prices for our products are regulated. In the United States, Medicare reform could result in de facto price controls on prescription drugs. In Europe, the company’s operations are also subject to price and market regulations. Many governments are introducing healthcare reforms in an attempt to curb increasing healthcare costs. In Japan, where Akzo Nobel also operates, governmental price cuts are introduced biannually. In response to rising healthcare costs, many governments and private medical care providers, such as HMOs, have instituted reimbursement schemes that favor the substitution of generic pharmaceuticals for more expensive brand-name pharmaceuticals. In the United States, generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of the original brand-name drug. As a result, the company expects pressure on operating results in its pharmaceuticals business to continue.

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

Back to Contents

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

Additional data for Livial® were submitted to the U.S. Food and Drug Administration (FDA) in December 2005. In June 2006, however, the FDA determined that the NDA submitted for this product was “not approvable”.

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

The environmental laws of many jurisdictions impose actual and potential obligations on the company to remediate contaminated sites. These obligations may relate to sites:

–	that the company currently owns or operates;
–	that the company formerly owned or operated; or
–	where waste from the company’s operations was disposed.

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

Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby affecting Akzo Nobel’s business and operating results.

The company will be responsible for any liabilities arising out of non-compliance with laws and regulation e.g. antitrust litigation.

Reference is made to Note 15 and Note 25 of the Notes to the Consolidated Financial Statements in this report.

Back to Contents

Because Organon depends on the sale of a limited number of products to generate a substantial portion of its revenues, factors adversely affecting the sale of any of these products could materially harm its revenues and results of operations.

Organon depends on sales of a limited number of products that account for a substantial portion of its revenues. For example, in 2005, revenues from Puregon®, Remeron®, Livial®, Mercilon®, Esmeron®, and NuvaRing® in aggregate accounted for approximately 50% of Organon’s revenues. Despite the anticipated launch of several new products over the next few years, including asenapine, we expect to continue to depend on a limited number of key products for the foreseeable future. As a result of this dependence, factors adversely affecting the sale of any of these products could materially adversely affect our revenues and results of operations. These factors include, but are not limited to competition from other branded pharmaceuticals that may be equivalent or superior to our own products or that the market perceives to be more attractive; competition from generic versions of branded pharmaceuticals, irrespective of the way they are marketed, once the term of patent protection and regulatory exclusivity for the original branded pharmaceuticals has expired; technological advances; the marketing strategies of our competitors; supply chain interruptions; work stoppages; changes in prescription practices; changes in the reimbursement policies of third-party payers; and other unforeseen adverse events.

Our business will suffer if we are unable to obtain or defend intellectual property rights in relation to our products, if we are accused of infringing third parties’ intellectual property rights or, if we are unable to gain access to, or our licensing partners terminate our rights to, the intellectual property rights of others.

The company’s ability to remain competitive and to capture additional market share depends in part on our ability to obtain and defend patents, trademarks, and other forms of intellectual property protection for our products, and on our development and manufacturing processes and our know-how. The process of obtaining patents is lengthy and expensive. We also intend to prosecute patents as appropriate,. However, there can be no assurance that patents will be granted in relation to any of our currently pending or future applications or that such patents will be of sufficient scope and strength to provide us with any meaningful legal protection, any commercial advantage, or any ability to recoup our investment in product development.

It may become necessary for us to seek to enforce our patents, trademarks, licenses, and other forms of intellectual property protection and to protect our trade secrets by taking legal action or to engage in litigation in order to defend ourselves against claims of alleged infringement of someone else’s intellectual property brought against us by third parties. There can be no assurance that we will be able to successfully settle or otherwise resolve claims that may be brought against us by third parties in the future. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in costly and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing our existing pharmaceuticals and launching new ones. If we fail in any such dispute, in addition to paying money claims, we may lose valuable intellectual property rights. Any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

The outcome of tax disputes, litigation, indemnification and guarantees, and regulatory action could adversely affect the company’s business and results of operations.

Since December 2002, the company has been involved in several cases regarding its product Remeron®. During 2004 and 2005, settlements were reached in all these cases, the last of which was approved in November 2005 by the United States District Court for the district of, New Jersey.

Back to Contents

Late January 2006, Akzo Nobel Nederland B.V. and the Akzo Nobel Pension Fund in the Netherlands received a summons from the Association of Retired Akzo Nobel Employees with regard to the changed financing of the company's Dutch pension plan. Based on legal advice, Akzo Nobel Nederland and the Akzo Nobel Pension Fund do not believe the results of this claim will be material.

A number of other claims are pending against Akzo Nobel N.V. and its subsidiaries, all of which are contested. The company is also involved in disputes with tax authorities in several jurisdictions. While the outcome of these claims and disputes cannot be predicted with certainty, the company believes, based upon legal advice and information received, that the final outcome will not materially affect the consolidated financial position of the company but could be material to the company’s result of operations or cashflows in any one accounting period.

Product liability claims could adversely affect the company’s business and results of operations. The company’s financial condition and results of operations could be adversely affected if the company does not successfully mitigate risks associated with insurance of pharmaceutical products.

Given the widespread impact that brand-name drugs have on the health of patient populations, pharmaceutical and medical devices companies have historically been subject to large product-liability claims and settlements caused by the use of their products. The company also runs the risk of product liability claims from its Coatings and Chemicals products. Presently, the company is involved in a number of product liability cases claiming damages as a result of its products. It believes that any reasonably foreseeable unaccrued costs and liabilities associated with such matters will not have a material adverse effect on the company’s consolidated financial position but could be materially adverse to its results of operations. There can, however, be no assurance that a future product liability claim or series of claims that are not fully covered by insurance would not have an adverse effect on the company’s business or results of operations.

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

The company has operations in more than 80 countries throughout the world. As a result, a substantial portion of its assets, liabilities, revenues and expenses are denominated in various currencies other than the euro, principally the U.S. dollar, the British pound, the Swedish krona, the Japanese yen, and Latin American and Asian currencies. Because the company’s financial statements are denominated in euro, fluctuations in currency exchange rates could have a material impact on its reported results. The company has a hedging policy for certain currency exchange rate risks.

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

The company has a number of defined benefit pension plans, covering a major part of its employees. Plan assets principally consist of long-term interest-earning investments, quoted equity securities, and real estate. The performance of stock markets could have a material impact on the company’s financial statements as some 50 percent of plan assets are equity securities. The poor performance of the stock markets in 2001 and 2002 had a negative influence on the investment results of Akzo Nobel’s pension funds, resulting in additional pension charges, pension premiums and payments to such funds in 2002 and subsequent years.

A downgrading by credit rating agencies could result in higher financing costs or reduced availability of credit.

At present the company’s long-term credit rating from Moody’s is A3 with a short-term rating of P-2, both with a so-called “stable outlook”. The current long-term credit rating from Standard & Poor’s is A– and their short-term rating is A-2, both with a so-called “stable outlook”.

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

Akzo Nobel is a global company with operations in Europe, North America, Latin America, Asia, the Middle East, and Africa. In addition to general business risk and the risks described in this section, the company’s international operations are subject to a variety of potential risks including: political and economic instability, the risk of hyperinflation in some countries, currency and interest-rate fluctuations, lack of local business experience, difficulty in enforcing property rights, local security concerns, and language and other cultural barriers. In addition, changes in the tax laws of some countries where the company does business can affect the company’s net income.

Back to Contents

Inability to access raw materials, growth in cost and expenses for raw materials, petroleum and natural gas, and changes in product mix may adversely influence the future results of the company.

Important raw materials or auxiliary materials for the company’s production processes are salt, petroleum and petroleum derivatives, natural gas, titanium dioxide, and electricity. Some of these components are available only from a small source of suppliers. Although Akzo Nobel aims to use its purchasing power and long-term relationships with suppliers to acquire raw materials and their constant delivery at the best conditions, the company cannot assure that it will always be able to establish or maintain good relationships with such suppliers or that such suppliers will continue to exist or be able to supply ingredients in conformity with regulatory requirements or the company’s requests. In addition, growth in the costs and expenses of these components resulting from a shortage or a change in Akzo Nobel’s product mix may adversely influence the company’s business and financial results. Akzo Nobel is sensitive to price movements in raw materials. In particular, energy prices pose a risk.

Seasonality may adversely affect the operating results of the company’s Coatings and Chemicals business.

A portion of the company’s Coatings and Chemicals business is seasonal, with revenues and earnings being relatively higher during the outdoor season and lower during the indoor season. The operating results may be harmed if bad weather delays the outdoor season in the major markets in which the company operates and the company is not able to offset during the corresponding financial year the lag in earnings resulting from such delay.

Strategic Decision Making Risks

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

The company may not be able to identify significant technology improvements or future acquisitions or may not be successful in integrating acquired businesses.

The company may not be able to identify significant technology improvements or future acquisitions or may not be successful in integrating acquired businesses. The company continuously aims for sustainable growth of its business through research and development, production, and sale of new products and regularly adds new businesses through alliances, ventures, or acquisitions. We place a strong focus on integration of acquisitions as this is critical to achieve the expected results. The company does not know if it will be able to identify any future acquisitions, joint ventures, or alliances. A failure to identify future transactions may impair the company’s future growth.

Back to Contents

Internal Risks

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

Due to the inherent unpredictability and high degree of failure associated with the development of new pharmaceuticals, there can be no assurance that we will be able to successfully and timely launch new drugs and other pharmaceutical products. If we do not succeed in developing products for which regulatory approval can be sought, our ability to realize a profitable return on our investment would be diminished. Specifically, if we do not successfully complete our current Phase III registrational trial, receive regulatory approval or achieve market acceptance for asenapine, Organon’s main pipeline drug in the CNS area developed in collaboration with Pfizer, we may be unable to commercialize asenapine within the timeframe we planned, or at all, which could have a negative effect on our business and results of operations.

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

On the other hand, there is also risk involved with the reliance on partners for the sharing of costs and generation of revenues. If these partners do not perform in accordance with our agreements with them, this could also have a material adverse effect on the company’s business and results of operations.

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

Back to Contents

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

If the company’s management of change is not adequate it may possibly lead to failure to attract the right people or the loss of key staff or knowledge or other business disruption, which could have an effect on productivity and reduced customer focus.

The company puts emphasis on attracting, retaining, motivating, and educating staff, using Human Resources instruments and reduces uncertainty in the working environment through information and communication programs.

The company’s future operating results depend in part upon its ability to attract and retain qualified management, scientific, technical, marketing, and support personnel. Competition for such personnel is intense, and there can be no assurance that the company will be able to continue to attract and retain such personnel.

Item 4. INFORMATION ON THE COMPANY

Akzo Nobel N.V. is a public limited liability company (“Naamloze Vennootschap”) organized under the law of the Netherlands for an indefinite period. The principal executive offices of Akzo Nobel N.V. are located at Velperweg 76, 6824 BM Arnhem, the Netherlands. Its telephone number is +31 (26) 366 4433 and its fax number is +31 (26) 366 3250.

The company’s E-mail address is ACC@akzonobel.com, and the address of its website is www.akzonobel.com. Any correspondence regarding this Annual Report on Form 20-F should be directed to the Company Secretary.

The name and address of the person authorized to receive notices and communications from the U.S. Securities and Exchange Commission is:

Steven J. Miller
SVP and General Counsel Akzo Nobel Inc.
Akzo Nobel Inc.
7 Livingstone Avenue
Dobbs Ferry, NY 10522-2222
+ 1 (914) 674-5181

Back to Contents

Copies to:

A. Jan A.J. Eijsbouts
General Counsel
Akzo Nobel N.V.
Velperweg 76
6824 BM Arnhem
The Netherlands
+ 31 (26) 366 2730

OVERVIEW

Akzo Nobel is a Global Fortune 500 company and is listed on both the Euronext Amsterdam and NASDAQ stock exchanges. It is also included on the Dow Jones Sustainability Indexes and the FTSE4Good Index. Based in the Netherlands, we are a multicultural organization serving customers throughout the world with human and animal healthcare products, coatings, and chemicals. We employ around 61,500 people and conduct our activities in four segments–human and animal health, coatings, and chemicals–subdivided into 13 business units, with operating subsidiaries in more than 80 countries. Consolidated revenues for 2005 totaled EUR 13.0 billion, of which 19% was in human healthcare products, 8% in animal healthcare products, 43% in coatings, and 30% in chemical products.

In the pharmaceutical industry, Akzo Nobel is smaller than many of its competitors, but it has significant positions in gynecology, infertility, and selected areas of anesthesia. Akzo Nobel believes that based on revenues it is the largest coatings producer in the world; its products and markets vary widely from architectural paints in some countries to industrial coatings in others. In the chemical products industry, Akzo Nobel is a significant competitor in a number of markets, and on a global basis the company competes with a number of larger chemical companies.

Demand for Akzo Nobel's products, particularly its chemical and coatings products, is generally reflective of the overall health of economies in Western Europe, the United States, and Asia, and is, except for certain Coatings and Chemicals activities, generally not seasonal in nature.

It is Akzo Nobel’s objective to develop or acquire new and defend existing leading positions in its markets, while maintaining structural long-term profitability. In addition to its core business, the company focuses on the development of new and improved products in major growth sectors that draw on the company’s technological and marketing know-how. The company is pursuing expansion in Eastern Europe, South-East Asia, and Latin America.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Akzo was created in 1969, out of the merger between AKU N.V. (“AKU”) and Koninklijke Zout-Organon N.V., and in 1994 it was renamed Akzo Nobel, after the merger with Nobel Industries AB (“Nobel”).

AKU N.V. was founded in 1911 under the name of N.V. Nederlandsche Kunstzijdefabriek. Over the years this company grew into an international concern with interests in the field of cellulose fibers and, following the Second World War, synthetic textile and carpet fibers as well as industrial fibers. At the time of the 1969 merger, AKU's principal countries of operation were the Netherlands, Germany, the United States, the United Kingdom, Spain, and several Latin American countries, where activities were often carried out through joint ventures with local partners.

Back to Contents

Koninklijke Zout-Organon N.V. was set up in 1967 as a holding company in connection with the merger between Koninklijke Zout-Ketjen N.V. and N.V. Koninklijke Zwanenberg-Organon. Koninklijke Zout-Ketjen N.V. had interests in companies active in salt refining, basic chemicals, specialty chemicals, and coatings. While these companies were mainly active in the Netherlands, they had built up major export positions at the time of the merger. N.V. Koninklijke Zwanenberg-Organon consisted of companies active in food/nonfood products and chemical products and of pharmaceutical companies producing brand-name drugs, nonprescription products, and raw materials for the pharmaceutical industry.

Nobel was formed in 1984 through the merger of Bofors (established in 1646) and KemaNobel, founded in 1871. At the time of the merger with Akzo in 1994, Nobel was a leading European producer of chemicals (pulp and paper chemicals and surfactants) and coatings (paints for professional and consumer markets, industrial coatings, and industrial products). Nobel had operations in more than 30 countries.

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

In November 1999, the company acquired Hoechst Roussel Vet (“HR Vet”), the veterinary business of Hoechst AG, substantially enlarging the product range of Intervet, Akzo Nobel’s animal health business, and leading to its establishment as a leader in the animal health business.

After the Courtaulds acquisition, the fibers operations of Akzo Nobel and Courtaulds were combined into a separate organization, named Acordis. At December 31, 1999, Acordis was sold to a newly established company. Akzo Nobel retained a stake–at present of some 20 percent–in this company, which is gradually divesting its activities.

In 2004, the company started the restructuring of the Chemicals business by selling the Catalysts, Phosphorus Chemicals and Coating Resins activities. Following this, a new strategic focus for Chemicals was announced in February 2005, resulting in the streamlining of the portfolio in order to competitively realign the business for sustainable growth, profitability, and leadership positions in selected markets. In this new set-up, Chemicals is organized in five growth platforms: Pulp & Paper Chemicals, Base Chemicals, Functional Chemicals, Surfactants, and Polymer Chemicals. The realignment of the Chemicals group also involved the planned divestment of several businesses with combined 2004 revenues of EUR 700 million. These businesses are among others Ink & Adhesive Resins, Oleochemicals, PVC Additives, Salt Specialties, Solar Salt Australia, and Methyl Amines/Choline Chloride. In the meantime, several of these businesses have been divested or offers have been received. The company expects to complete all remaining divestments resulting from the strategic realignment of its Chemicals portfolio during 2006. Recently, it was decided to withdraw Salt Specialties from its list of Chemicals businesses to be divested, as it became clear that a satisfactory deal based on the company’s original divestment offer would not be forthcoming. Flexsys, the 50/50-joint venture with Solutia, is also expected to be sold during 2006.

Over the years, Akzo Nobel acquired and divested numerous other activities and businesses, which all were of a much lesser size than the ones mentioned above. For recent acquisitions and divestments reference is made to Note 2 of the Notes to the Consolidated Financial Statements.

Back to Contents

For a list of the company’s subsidiaries see Exhibit 8 to this Report, which is incorporated by reference herein.

B. BUSINESS OVERVIEW

Operations are organized in segments on the basis of affinity between activities: Human Pharmaceuticals (Organon) and Animal Health (Intervet)–together also referred to as Pharma–Coatings and Chemicals. Within the Coatings and Chemicals segment, the activities are carried out in business units.

The Board of Management is the highest executive authority and is entrusted with the management of the company, which means, among other things, that it defines the strategic direction, establishes the policies, and manages the company’s day-to-day operations. The members of the Board of Management collectively manage the company and are responsible for its performance. They are jointly and individually accountable for all decisions made by the Board of Management. At the corporate level, key tasks are coordinated in the fields of strategy; finance; control; human resources; technology; legal affairs and intellectual property; communications; health, safety, and environment; information management; and risk and insurance management.

STRATEGY

Akzo Nobel is a diversified, multicultural, and truly global company with activities in Pharma, Coatings, and Chemicals. We aim to create above-average economic value over the business cycle. We strive to attract talented, ambitious people who are proud to work for our company. We seek to be respected in the societies in which we operate.

Capital allocation is focused on building sustainable leading business positions, reflected in attractive growth, returns significantly above the costs of capital, and substantial operational cash flows. We actively restructure our activities to meet our goals and divest activities where we cannot meet the criteria.

We develop competitive advantages by combining the focus and entrepreneurial spirit of a decentralized business unit organization with the scale and power of a corporate center that provides access to global capital markets, managerial talent, and best management practices.

Our deeply ingrained Business Principles are the expression of a strong, shared international culture. They guide us in the complex, ever-changing global environment in which we operate and are enforced through training and letters of representation. Their enforcement is monitored by our Compliance Committee.

After a comprehensive review of all the options for Akzo Nobel’s businesses going forward, we have concluded that the most appropriate solution for all parts of the business is to separate Organon and Intervet from our Coatings and Chemicals activities. After evaluating available options management is jointly convinced that a sale of a minority stake, by way of an offer of its shares, of Organon/Intervet best enhances shareholder value. Depending on the condition of the market and the performance of our business, full separation of Organon/Intervet is expected to be completed within 2 to 3 years after the sale of the aforementioned minority stake.

Pharma

In recent years, our Organon human healthcare business has experienced a phase of declining revenues. As a consequence, we have adjusted the strategy and the organization and have lowered the cost base.

Back to Contents

We believe that in 2005, we saw the expected turning point. We believe the decline in revenues has bottomed-out and looking ahead we expect further top-line growth. To further strengthen the growth potential we have continued to invest heavily in R&D and pre-marketing to boost our pipeline. This temporary acceptance of a relatively low operational profit margin is in line with our medium-term value creation philosophy.

We actively pursue alliances with third parties for the development of new products, especially in the biotechnology sector. In addition, we expect that we will out-license various projects in order to obtain financial benefits from products and technologies that we have discovered in our research activities but that are not part of our core Pharma businesses.

Intervet, our animal health business, is the world’s third-largest animal health company as measured by 2005 revenues. We aim to build upon our broad-based market leadership in animal health through our commitment to R&D and, where appropriate, through licensing deals and add-on acquisitions.

In 2002, we launched our Nobilon business to develop, license, and manufacture human vaccines. Nobilon became operational in mid-2003. In our vaccine activities we combine the expertise and know-how of Organon and Intervet, using all their technical, regulatory, and product development capabilities.

Pharma’s medium-term financial targets are an EBIT margin of around 17.5% and ROI of 35%. For the long-term, we strive for an EBIT-margin of over 20% and ROI of 40%.

Coatings

Our Coatings business is world leader in terms of revenues. It embraces most of the markets in both consumer and industrial applications for paints and coatings.

We are focusing on growth in the emerging markets of Asia, Eastern and Central Europe, and South and Central America through autonomous development and acquisitions. We will also continue to enhance our presence in the mature markets through selected acquisitions.

Our ambition is to remain the biggest coatings company in the world and also a leader in all our product markets and key geographic regions. We intend to participate in the consolidation of the coatings industry, which we believe is inevitable, as our supplier and customer bases strengthen globally.

Our global scale allows us to further develop our leading positions in technology. We are progressively increasing our investments in R&D towards 3.5% of revenues. Our increasing innovation efforts will allow better differentiation of our activities in the highly competitive markets in which we operate. We are also using our scale in purchasing of raw materials to secure our margins.

Our medium-term financial target is 25% ROI.

Chemicals

We have streamlined our Chemicals portfolio and are concentrating on growing profitable businesses which we have identified within selected strategic markets. This has resulted in our exiting non-core businesses and rationalizing support structures around the selected core platforms.

Back to Contents

The leading guideline is to focus on profitable growth in those market segments where we have a competitive advantage and can achieve sustainable, above-average financial returns.

We have now organized our activities in five growth platforms: Pulp & Paper Chemicals, Base Chemicals, Functional Chemicals, Surfactants, and Polymer Chemicals. We have made significant progress in 2005 with the divestment of the remaining non-core activities and the balance will be completed in the first half of 2006.

Our ambition is to strengthen our leading position in selected markets by investing in organic growth and through participating in industry consolidation.

Our financial target is to achieve ROI of around 17.5% over the cycle.

Financing Objectives

To ensure the sustained growth of our businesses, and to be able to finance expansion, we want to maintain a solid balance sheet. We aim for a well-spread maturity schedule of our long-term debt and a strong liquidity position.

We will defend our single A credit ratings.

ACTIVITIES OF AKZO NOBEL

Industry Segment Information

Akzo Nobel's financial reporting and industry segment information consists of results from the following segments: Organon, Intervet, Coatings, and Chemicals. The information presented below illustrates the relative importance of the individual segments.

	Revenues		Operating income
Millions of euros	2005	2004	2005	2004

Organon	2,425	2,344	415	275
Intervet	1,094	1,027	238	184
Coatings	5,555	5,237	384	406
Chemicals	3,890	4,317	312	869
Miscellaneous products, intragroup deliveries, non-allocated items and eliminations	36	(92)	137	(207)

Total	13,000	12,833	1,486	1,527

Back to Contents

			Property, plant and equipment
	Identifiable assets		Expenditures		Depreciation
Millions of euros	2005	2004	2005	2004	2005	2004

Organon	2,262	2,075	95	103	118	113
Intervet	1,082	968	54	54	40	38
Coatings	3,328	3,094	112	122	126	119
Chemicals	2,946	2,773	252	269	233	260
Miscellaneous products,
nonallocated items and
eliminations, including
cash and cash
equivalents	2,506	2,723	1	3	11	10

	12,124	11,633	514	551	528	540
Nonconsolidated
companies	301	318

Total	12,425	11,951	514	551	528	540

Percent of total revenues and total operating income

	Revenues		Operating income
	2005	2004	2005	2004

Organon	19	18	28	18
Intervet	8	8	16	12
Coatings	43	41	26	27
Chemicals	30	34	21	57
Miscellaneous products and nonallocated items	–	(1)	9	(14)

Total	100	100	100	100

A summary of the activities of each segment is given below. For more details on Akzo Nobel’s activities, reference is made to “Business Review and Developments at Business Units”. See Item 5 “Operating and Financial Review and Prospects” for a discussion on factors affecting comparability between periods.

Description of Pharma's Business

Within the Pharma segment, the business is carried out in business units. The business units and their products (as at December 31, 2005) are summarized below:

PHARMA

Organon

·	Brand-name prescription pharmaceuticals in the fields gynecology, including both contraceptives and hormone therapy, fertility, neuroscience (“CNS”), and anesthesia, as well as complex active pharmaceutical ingredients based on chemical and biochemical processes.

Intervet

·	Veterinary vaccines and animal pharmaceuticals.

Back to Contents

Akzo Nobel’s healthcare activities extend around the world. It engages in research, development, manufacturing, and marketing in selected areas of human pharmaceuticals and animal health. These include prescription medicines, veterinary products, as well as complex active pharmaceutical ingredients.

Major Product Lines	Key Products/Applications		Competitive Position*

Prescription drugs,	·	Contraceptives, infertility	·	Among top four suppliers of
complex active		treatments, hormone therapy		hormonal contraceptives, second
pharmaceutical		(“HT”) and osteoporosis, CNS		largest in infertility products; among
ingredients, and animal		products (antidepressants,		top five players in HT; investing for
products		antipsychotics), and muscle		growth in CNS; world leader in
		relaxants		neuromuscular relaxants
		Complex active pharmaceutical		Leading supplier of steroids and
		ingredients		synthetic peptides, strong in
heparins and insulin recombinant
proteins
	·	Animal vaccines and	·	World’s third-largest supplier of
		pharmaceuticals		animal health products, leading
producer of animal health vaccines

*	See the cautionary statements and the remarks on how the company determined its competitive positions under Introduction on pages 3 and 4.

In recent years, our Organon human healthcare business has experienced a phase of declining revenues. As a consequence, we have adjusted the strategy and the organization and have lowered the cost base.

We believe that in 2005, we saw the expected turning point. We believe the decline in revenues has bottomed-out and looking ahead we expect further top-line growth. To further strengthen the growth potential we have continued to invest heavily in R&D and pre-marketing to boost our pipeline. This temporary acceptance of a relatively low operational profit margin is in line with our medium-term value creation philosophy.

Akzo Nobel’s human healthcare business, Organon, has an international reputation based on quality products and innovative R&D. Through unprecedented commitment to women's health over many years, Organon has contributed significantly to three clinical areas of great importance in gynecology: contraception, fertility and hormone therapy. In addition, significant product candidates in the areas of psychiatric disorders and anesthesiology have been produced.

Organon is among a few international companies conducting research into contraception. Sold as Desogen® in the United States, Marvelon® is one of the world’s most prescribed contraceptive pills. However, sales of our oral contraceptives have been adversely affected by generic competition in the United States. NuvaRing®, our contraceptive vaginal ring, has now been introduced in more than 25 countries and is steadily increasing sales in many markets. Puregon®/Follistim®, the biotech fertility product of Organon, has become one of our biggest selling products. Performance was particularly boosted by strong U.S. sales resulting from a successful launch of the Follistim Pen® and relevant product line extensions. In 2005, Puregon®/Follistim® was also introduced in Japan and China.

Organon’s main pipeline drug in the CNS area is asenapine, developed in-house and currently in phase III development in collaboration with Pfizer. Asenapine is a novel psychopharmacologic agent that is currently

Back to Contents

being developed for the treatment of schizophrenia and acute mania in bipolar disorder. The unique profile of asenapine may help patients through control of positive and negative symptoms with a tolerability and safety profile that we believe to be superior to other products on the market. The phase III clinical development program for asenapine is expected to be finalized by the end of 2006. See “Risk Factors” for risks associated with the regulatory approval of pharmaceuticals under development.

Organon focused strongly on collaborations during 2005, with new alliances being established and some promising partnerships being prolonged.

Organon is also a leading manufacturer of complex active pharmaceutical ingredients, with production facilities in several countries. Organon provides market-driven and technology-based manufacturing of chemical and biochemical APIs as well as biotechnological compounds. Our expertise lies in complex organic chemistry and extractions for API manufacturing as well as in cell culture, fermentation, and chromatographic purification for biotechnology. We use these technologies to manufacture steroids, synthetic peptides, opiate analogues, carbohydrates, heparins, and human gonadotrophins in API manufacturing and insulin recombinant proteins as well as proprietary innovative products in biotechnology manufacturing. This expertise provides us with an improved foundation for integral product and process development regarding biotechnology. This focus on biotechnology also led to our entering into various R&D agreements with third parties during 2005.

Intervet, our animal health business, develops, manufactures, and markets a variety of innovative high-quality products intended for use in animals. Intervet’s diverse portfolio of marketed products covers species in livestock, such as poultry, cattle, sheep, pigs, and fish, and companion animals, such as cats, dogs, and horses, and includes both vaccines and animal pharmaceuticals (mainly anti-parasitic, anti-infective, and specialty pharmaceuticals such as endocrine fertility products and injectors for treating mastitis and metritis). Intervet has an international reputation and works closely with leading research institutes, universities, and other companies.

During 2005, large parts of the feed additive business were divested. These activities no longer fitted into the core business operations and had become distanced from Intervet's strategic focus.

In 2002, we launched the Nobilon business, to develop, license, and manufacture human vaccines, with particular emphasis on influenza. Nobilon became operational in mid-2003. We believe, this is a growing market where we can benefit from our experience in vaccines and biotechnology in general. The expertise and know-how of Organon and Intervet are combined in this area, utilizing their technical, regulatory, and product development capabilities. In addition to vaccines, we also intend to continue to pursue productive areas of cooperation in the research and development function, shared compound libraries, and formulation and process development.

The products in our drug development pipeline will change over time as new compounds progress from research to development and from development to market. Owing to the nature of the drug development process, it is not unusual for some compounds, especially those in the early stages of investigation, to be terminated as they progress through development.

Back to Contents

The following table shows our late-stage product candidates:

Project and compound	Description – main indications	Clinical Development Phase

Gynecology
Implanon®	Progestogen implant	Approvable in the United States (approved outside the United States)

Org 50081	Serotonin -2-Blocker (hot flashes)	III
NOMAC/E2	Oral contraceptive in-licensed from	III
Théramex (Merck KGaA)

Fertility
Org 36286	Sustained Follicle Stimulant	III *

Neuroscience
asenapine	dopamine/serotonin antagonist	III
Org 50081	Serotonin-2-Blocker (insomnia)	II (scheduled to move to Phase
III in 2006)

Anesthesia
sugammadex	Selective muscle relaxant binding agent	III

Veterinary products	Numerous new products (vaccines and pharmaceuticals) in various stages of development

Explanatory remarks

Phase II	Determination of initial evaluation of efficacy and identification of possible adverse effects, conducted in a small number of patients.
Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to further evaluate dosage, efficacy, and safety.
Filed	Marketing authorization application (Europe) or new drug application (United States) filed with relevant regulatory authorities.
Approvable	The FDA in principle has a positive opinion on the product but has some additional questions, which may or may not require additional clinical studies. Also the labeling might still be under discussion.
*	Phase II clinical trials completed. Planning and implementation of Phase III commenced. Approval by the FDA for the commencement of Phase III clinical trials on patients is expected during the second half of 2006.

Description of Coatings' Business

Within the Coatings segment, the business is carried out in business units. The business units and their products (as at December 31, 2005) are summarized below:

COATINGS

Decorative Coatings

·	Coatings for decoration and protection of architectural structures for professional uses and the do-it-yourself sector.

Industrial Finishes

·	Coatings for industrial applications on wood and sheet metal (coil coatings).

Back to Contents

Powder Coatings

·	Powder coatings for industrial application in architectural, automotive, domestic appliance, and other industrial markets such as coatings for pipes.

Marine & Protective Coatings

·	Coatings for protection and decoration of hulls, interiors, and superstructures of ships and yachts, aerospace coatings, protective coatings, and fire-retardant products for large plants and offshore installations.

Car Refinishes

·	Finishes for passenger cars, commercial transportation, and automotive plastic components.

Akzo Nobel is a leading producer of paints, finishes, stains, and synthetic resins for industrial applications, professional painters, and of products for the do-it-yourself sector. Product areas are decorative/ architectural paint, car refinishes, liquid and powder coatings for industrial use (on wood, plastics, and metal), marine and yacht coatings, protective coatings, aerospace coatings, and industrial and consumer adhesives.

Major Product Lines	Key Products/Applications		Competitive Position*

Coatings and related	·	Coatings for decoration and	·	Market leader in Europe
products		protection of architectural structures
	·	Powder coatings, coatings for wood,	·	World leader in selected markets
metal, coil and plastics, and non-
stick coatings
	·	Coatings for protection and	·	World leader
decoration of hulls, interiors, and
superstructures for ships and yachts,
aerospace coatings, protective
coatings, and fire-retardant products
for large plants and offshore
installations
	·	Finishes for passenger cars,	·	Among top three global suppliers
commercial transportation and
automotive plastic components

*	See the cautionary statements and the remarks on how the company determined its competitive positions under Introduction on pages 3 and 4.

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

Within the field of decorative coatings, Akzo Nobel has a number of top-quality professional and do-it-yourself brands, which target national markets (e.g. Crown® (United Kingdom) and Flexa® (the

Back to Contents

Netherlands)), multinational markets (e.g. Nordsjö® and Trimetal®), and truly international markets (e.g. Sikkens®, Levis®, and Sadolin®). The strength of these brands reflects the company’s color know-how and customer orientation, as well as the excellent performance and high environmental profile of its waterborne and high-solids paints.

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

The Car Refinishes business includes the car repair and commercial vehicles sector. With Sikkens®, Akzo Nobel Coatings has been a major player for years, ensuring a fast, efficient, and top-quality result for every type of repair. Combined worldwide expertise enables the company to continually develop new technologies and products of the highest quality. The company also offers the equipment and expertise to go with these products, such as the revolutionary Automatchic system, which permits bodyshops to measure and match colors on the spot, or the CarInfo II system, which automates administrative processes in the bodyshop and produces a wealth of management information that can greatly improve bodyshop profitability.

The company is an international market leader in marine, yacht, and protective coatings for heavy-duty applications, such as oil rigs. The company’s tradename International® is well known all over the world. The company supplies antifouling coatings that keep ships’ and yachts’ hulls free of barnacles, making it easier for them to travel through the water and thereby saving fuel costs for owners. The company also provides paints for ships’ superstructures, such as Interfine®, which transforms rust stains into colorless deposits.

The company offers a wide range of VOC-compliant coatings and other products qualified by the world’s major aircraft manufacturers and used for aircraft maintenance.

Description of Chemicals' Business

Within the Chemicals segment, the business is carried out in business units. The business units and their products (as at December 31, 2005) are summarized below:

CHEMICALS

Pulp and Paper Chemicals

·	Pulp bleaching chemicals and chemicals for the manufacture of paper and board, specialty resins for adhesives and polymer manufacturing, and high performance separation products for pharmaceuticals.

Base Chemicals

·	Chlorine and caustic soda for industrial applications, high quality salt for electrolysis and other chemical industries, and supply of energy (cogeneration) and other utilities.

Functional Chemicals

·	Chelates, micronutrients, flame retardants, animal feed additives, PVC additives, and intermediates such as carbon disulfide, monochloroacetic acid, methyl amines, and ethylene amines.

Back to Contents

Surfactants

·	Surfactants and fatty acids used in detergents, cleaning, and personal care, as well as in asphalt production and the agriculture, oil, mining, and textile industries; cellulosic specialties such as thickeners and additives for coatings, building materials, pharmaceutical products, food, mining and oil.

Polymer Chemicals

·	Polymerization catalysts such as organic peroxides, metal alkyls, and custom-manufactured Ziegler-Natta systems for the polymer-producing industry; high-purity metal organics for the electronic industry, and intermediates for pharmaceutical products.

Divestment unit

·	Following the portfolio realignment of Chemicals, the company intends to divest several businesses that do not fit the new strategy. These activities became part of the divestment unit. Included in this unit are Ink & Adhesive Resins, Oleochemicals, PVC Additives, Salt Specialties, Solar Salt Australia, and Methyl Amines/Choline Chloride.

The portfolio of Akzo Nobel Chemicals is a mix of specialty, functional, and commodity chemicals based upon leading positions in selected areas of the chemical industry.

Back to Contents

Major Product Lines	Key Products/Applications		Competitive Position*

Specification,	·	Pulp bleaching chemicals and	·	World leader in pulp bleaching
functional, and		chemicals for the manufacture of		chemicals and strong worldwide
specialty chemicals		paper and board, specialty resins for		position in paper chemicals
printing ink, adhesives and polymer
manufacturing, and high
performance separation products for
pharmaceuticals
	·	Chlorine and caustic soda for	·	Leading positions in Northwest
		industrial applications		Europe
	·	Salt for electrolysis, other chemical	·	Leading position in Northwest
		industries, food applications, and		Europe and global leader in
		consumer use		vacuum salt
	·	Functional chemicals such as	·	Leading or strong worldwide
		chelates, micronutrients, animal feed		positions
additives, PVC additives, and
intermediates such as carbon
disulfide, monochloroacetic acid,
methyl amines, and ethylene amines
	·	Surfactants and fatty acids used in	·	Leading or strong worldwide
		detergents, cleaning, and personal		positions
care, as well as in asphalt production
and the agro, oil, mining, and textile
industries, cellulosic specialties as
thickeners and additives for coatings,
building materials, pharmaceutical
products, food, mining and oil, and
expandable microspheres
	·	Polymerization catalysts such as	·	Leading or strong worldwide
		organic peroxides, metal alkyls, and		positions
custom manufactured Ziegler-Natta
systems for the polymer-producing
industry; high-purity metal organics
for the electronic industry, and
intermediates for pharmaceutical
products

*	See the cautionary statements and the remarks on how the company determined its competitive positions under Introduction on pages 3 and 4.

In 2005, Akzo Nobel Chemicals made good progress, as it successfully implemented a strategy to streamline its portfolio in order to competitively realign the business for sustainable growth, profitability, and leadership positions in selected markets. The result is a smaller portfolio that is stronger, creates more value, and is better structured to meet our financial expectations. The Chemicals activities are now concentrated in five business units: Pulp & Paper Chemicals, Polymer Chemicals, Surfactants, Functional Chemicals, and Base Chemicals (the latter will comprise the Chlor-Alkali, Electrolysis Salt, and Energy businesses).

Back to Contents

The realignment of the Chemicals group also involved the planned divestment of a number of businesses with combined 2004 revenues of EUR 700 million. These businesses are among others Ink & Adhesive Resins, Oleochemicals, PVC Additives, Salt Specialties, Solar Salt Australia, and Methyl Amines/Choline Chloride. In the meantime, several of these businesses have been divested or offers have been received. The company expects to complete all remaining divestments resulting from the strategic realignment of its Chemicals portfolio during 2006. Recently, it was decided to withdraw Salt Specialties from its list of Chemicals businesses to be divested, as it became clear that a satisfactory deal based on the company’s original divestment offer would not be forthcoming. Flexsys, the 50/50-joint venture with Solutia, is also expected to be sold during 2006.

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

Akzo Nobel is the largest producer of salt for electrolysis in Northwest Europe, and manufactures high-quality evaporated salt with strong consumer brands such as JOZO®. Both the production and electrolysis of salt require a great deal of energy. By operating in joint ventures with Dutch electricity distribution companies, the company is able to make use of combined heat and power generation (cogeneration, an energy efficient process during which both steam and electricity are generated at the same plant). The company has been active in cogeneration since the 1930s.

Akzo Nobel is strong in functional chemicals. It is the world’s principal producer of chelates, which deliver micronutrients to plants, and make organophosphorus-based fire retardants for plastics and hydraulic fluids. In addition, Akzo Nobel is a leading global producer of ethylene amines. Other key products include monochloroacetic acid, in which the company leads the worldwide market, as well as carboxymethyl cellulose, which serve as water-soluble thickening agents, and choline chloride, a food and animal feed additive.

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

In addition, the company has established a strong presence, both globally and regionally, through joint ventures. Joint ventures include Flexsys, Delamine, and Eka Polymer Latex.

Back to Contents

GEOGRAPHIC DATA

Below, geographic information for Akzo Nobel is presented for revenues, operating income, identifiable assets, and expenditures for property, plant and equipment.

	Revenues		Revenues		Operating income
	by region of destination		by region of origin
Millions of euros	2005	2004	2005	2004	2005	2004

The Netherlands	862	844	2,459	2,748	474	446
Germany	1,238	1,165	1,152	1,050	144	159
Sweden	516	509	1,237	1,155	137	33
United Kingdom	809	833	754	848	(59)	(57)
Other European countries	4,075	4,122	3,069	2,921	527	532
USA and Canada	2,400	2,445	2,116	2,221	(67)	60
Latin America	830	729	626	493	85	133
Asia	1,590	1,536	1,231	1,087	192	175
Other regions	680	650	356	310	53	46

Total	13,000	12,833	13,000	12,833	1,486	1,527

			Expenditures for property,
	Identifiable assets		plant and equipment
Millions of euros	2005	2004	2005	2004

The Netherlands	3,061	2,959	179	189
Germany	750	828	25	23
Sweden	863	847	65	60
United Kingdom	690	582	31	29
Other European countries	2,112	2,163	81	81
USA and Canada	1,959	1,794	51	52
Latin America	619	454	42	61
Asia	1,017	834	32	47
Other regions	329	295	8	9

	11,400	10,756	514	551
Eliminations and cash and cash equivalents	724	877
Nonconsolidated companies	301	318

Total	12,425	11,951	514	551

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

Back to Contents

of 100-percent-owned captive insurance companies. The limits of insurance are based on loss scenarios as well as normal practice in Akzo Nobel’s type of industry.

For property damage/business interruption, for 2005 in general, the exposure retained in the captive insurance arrangements is limited to EUR 12 million per occurrence with an annual aggregate of EUR 30 million. When losses exceed this annual aggregate, external insurers will provide coverage from a deductible level of EUR 0.5 million. Damages from acts of terrorism are excluded from insurance coverage. For damages from natural disasters Akzo Nobel retains 5 percent of these damages. The maximum amount of loss covered by external insurers for property damage/business interruption is EUR 250 million.

For general and product liability of Coatings, Chemicals, and Intervet and for general liability of Organon (including Diosynth), in 2005 the exposure retained in the captive insurance arrangements is limited to EUR 10 million per claim with an annual aggregate of EUR 20 million. When losses exceed this annual aggregate, external insurers will provide coverage from a deductible level of EUR 0.5 million. For product liability of Organon (including Diosynth), in 2005 the exposure retained in the captive insurance arrangements is limited to EUR 25 million (EUR 40 million for HRT-products) per claim without any annual aggregate. Liabilities as a result of acts of terrorism are excluded from insurance coverage. The maximum amount of loss covered by external insurers for general product liability is EUR 450 million plus in excess thereof USD 150 million.

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

In 2005, Akzo Nobel began to establish consistent company-wide human resources programs with the objective of bringing best-in-class solutions to all businesses and to foster high quality management of our human resources. We believe that this is a significant step towards a stronger talent focus throughout the company and that it will create synergies between all businesses by providing a common agenda, processes, and tools for all employees and managers.

A common performance appraisal program, the Performance & Development Dialog (P&D Dialog), was launched in January 2005. In the first year alone, more than 80% of all employees took part in this process, with the remainder due to participate from 2006 onwards. We believe that the success of each of Akzo Nobel’s businesses depends on the quality of our people–their continued growth and development. We therefore need strong people management and strong human resources programs in all our businesses.

We need to continue to drive for a high performance culture, which is in alignment with our Business Principles. The P&D Dialog embraces all these elements and gives all of our global businesses a common process and vocabulary for setting and appraising performance objectives. It also enables and supports an ongoing dialog and feedback discussion between employee and manager in all phases of the annual process, from objective setting through to mid-year review, year-end assessment, rating, and feedback discussions.

Back to Contents

In order to compete in the marketplace both now and in the future, we believe that there are key qualities and critical capabilities that will help us to remain a successful company. The P&D Dialog, therefore, also enables performance differentiation based on globally consistent competencies:

–	ongoing customer focus;
–	clear commitment to quality;
–	relentless focus on results;
–	drive for innovation;
–	teamwork at all levels; and
–	unwavering commitment to our values.

We also stress the importance of high quality people management by clearly expressing the need for managers to emphasize important factors such as the continuous management of performance, an ongoing focus on developing others, and the stimulation of an open climate in all teams. As part of the P&D Dialog, the year-end assessment also includes an assessment and dialog on these competencies and capabilities. They will also form part of short and long-term development discussions, which will be introduced as part of a planned extension of the P&D Dialog in 2006.

The development of the future leadership of Akzo Nobel is a key responsibility of the company’s current leadership. In order to complement the existing leadership talent focus and to facilitate a more structured and global approach, we established a company-wide program in 2005 for the identification and review of leadership talent.

RESEARCH AND DEVELOPMENT

Through strong customer and market orientation, our R&D activities provide an excellent platform for sustainable business development. We are focusing on innovative approaches and technologies that ensure continuity and profitable growth. In 2005, R&D expenditures amounted to EUR 834 million, up 2 percent on 2004. The main driver continued to be Organon, which accounted for 52 percent of Akzo Nobel’s total R&D expenditures. Total R&D staff decreased from 6,700 at year-end 2004, to 6,600 at year-end 2005. Organon’s R&D expenses were 18 percent of revenues, reflecting its continuous commitment to research and development. R&D expenditures as incurred by each of the groups are as follows:

	Millions of euros		percent of revenues
	2005	2004	2005	2004

Organon	433	395	18	17
Intervet	113	118	10	12
Coatings	176	169	3	3
Chemicals	102	125	3	3

Organon

In 2004, Organon radically changed its R&D policy and structure. The organizational structure now covers the entire R&D process from the early exploratory stage up to demonstration of Proof of Concept. This new policy focuses even more on the elaboration of new creative ideas, but always against the backdrop of sufficient output generation. Over time, we hope this approach will contribute to the development of innovative drug candidates.

In terms of Research & Development, Organon spent about 18% of its 2005 revenues on R&D, focusing mainly on promising compounds within phases II and III. This trend is expected to continue.

Back to Contents

Organon’s main pipeline drug in the CNS area is asenapine, developed in-house and currently in phase III development in collaboration with Pfizer. Asenapine is a novel psychopharmacologic agent that is currently being developed for the treatment of schizophrenia and acute mania in bipolar disorder. The unique profile of asenapine may help patients through control of positive and negative symptoms with a tolerability and safety profile that we believe to be superior to other products on the market. The phase III clinical development program for asenapine is expected to be finalized by the end of 2006. See “Risk Factors” for risks associated with the regulatory approval of pharmaceuticals under development.

Sugammadex is another promising compound currently in phase III.

For Livial® in the United States, additional data was submitted to the FDA in December. In June 2006, however, the FDA determined that the NDA submitted for this product was “not approvable”.

We also received an action letter from the FDA in June 2005 for our contraceptive implant Implanon® (etonogestrel) which maintained the “approvable” status of this New Drug Application (NDA). and requested additional information; in January 2006, we submitted additional information to the FDA in response to its request. We hope to be in a position to launch Implanon® in the United States in the second half of 2006. See “Risk Factors” for risks associated with the regulatory approval of pharmaceuticals under development.

In order to expand our biotechnology capabilities into new therapeutic areas, we established a new biotechnology research facility in Cambridge, Massachusetts, in June 2005, which focuses on monoclonal antibody research in immunology and certain areas of oncology. Together with our operations in Oss, the Netherlands, this facility is expected to be central to the expansion of our research into New Biological Entities (“NBEs”).

Our focus on biotechnology also led to R&D agreements with various third parties during 2005. A collaborative agreement was signed with Lexicon Genetics, with the intention to jointly discover, develop, and commercialize novel biotherapeutics. Agreements were also signed in the United States with Cypress to codevelop and commercialize a novel pharmacological treatment for Obstructive Sleep Apnea.

A development and marketing agreement was also signed with Théramex SA in France (a subsidiary of Merck KGaA) to in-license their contraceptive NOMAC/E2 and to commence Phase III trials and co-market the final developed oral contraceptive. Furthermore, Organon entered into several other partnerships, most recently with French-based Sanofi-Aventis for the sale and distribution of the postoperative nausea and vomiting treatment Anzemet® (a trademark of Merrell Pharmaceuticals Inc.) in the United States.

Intervet

Intervet will continue to focus on major food and companion animal markets, and we hope to see positive trends beyond 2005, when the introduction of new products resulting from our extensive research and development programs should enhance our existing portfolio. The acquisition of AgVax Developments Ltd enables Intervet to benefit from AgVax’s close collaboration with its former parent company, AgResearch, New Zealand’s largest Crown Research Institute.

Nobilon

In 2002, Akzo Nobel launched its Nobilon business to develop, license and manufacture human vaccines on a global scale, with particular emphasis on influenza. Nobilon is working on the development of vaccines used for annual revaccination of humans against influenza, and on vaccines that will be used to control the impact of a human influenza pandemic. Working from a dedicated, fully licensed facility in the Netherlands,

Back to Contents

Nobilon produces antigens for our business and uses cell culture technology in the research and development of its vaccines. The advantages of cell culture technology include not having to use eggs, which may become scarce during an influenza outbreak. Tissue culture processes also allow for better technical control during production compared with traditional methods using eggs.

We are also working on a vaccine for use in the event of an avian influenza pandemic. Licensing of this product depends on developments in the field and on the emergency procedures that would be issued by the regulatory bodies should the threat of a pandemic necessitate such procedures.

Coatings

In the customer-driven, technology-based organization of the Coatings business units the main driver for R&D is defining customer specific solutions. The framework for the carefully balanced portfolio of both short-term and long-term innovation projects is set by three main prerequisites:

–	meeting environmental regulations;
–	improving the performance of products also in color aspects; and
–	defining and applying novel product and process technologies.

These projects are executed by the various business units in geographically spread locations, always in the vicinity of the markets they serve. Examples of achievements during 2005 are:

–	Decorative Coatings introduced Alpha® Tacto®, the world’s first decorative paint product with the ability to reproduce the look and feel of suede, leather or woven fabric, depending on how it is applied to the wall. Other recent coatings innovations include Crown® Easyclean–a washable matt paint–and the ‘Color Wall’ an innovative concept for a store color display allowing customers to take large sample sheets home with them to help make decisions about color schemes.
–	Marine & Protective Coatings' level of R&D spending was at a record level.
–	R&D within Car Refinishes continues to focus on the overhaul and maintenance of major product lines in line with European legislation being introduced in 2007. This legislation will enforce the use of waterborne systems and ban solvent-borne systems. Preparations for this switch started a number of years ago and we are on track with the delivery of compliant products.

The focus of our long-term-innovative R&D programs is gradually shifting toward new generation polymer engineering, applying new academic science, and creatively utilizing the potential of nanotechnology.

Chemicals

Continuous upgrading of core technologies is a key issue for all Chemicals business units in order to achieve and secure competitive market advantages. Therefore, R&D programs are customer-oriented, maintaining an adequate balance between short-term and long-term innovation goals. Sustainability is a major driver in the R&D efforts for both current and future operations and products. These programs are executed through R&D resources embedded in the individual business centers, with R&D units in place in all major markets.

To ensure access to developments in the scientific world and to be able to explore and exploit the latest technologies, business units also collaborate on technology programs, often including university partners. These efforts are supported by centers of excellence. These programs include:

–	reduction of energy and raw material consumption by applying front-end separation technology;
–	waste and energy reduction using modern solid catalysts;

Back to Contents

–	closed loop production through process intensification;
–	low energy routes to high quality emulsions;
–	more stable and safer processes by application of control room simulation;
–	prospects of nanochemistry; and
–	shortening time to market and/or time to production by high throughput experimentation.

With the aim to start up and significantly grow (new) businesses, an integrated team of business and R&D professionals–called The Innovations Unit–exploits ideas, internal competencies, and portfolio synergies. This approach has already led to promising results. R&D successes were particularly achieved in the area of process yield improvements at several production units of Polymer Chemicals, promising new developments in the areas of product quality and costs, both for vacuum and solar salt operations, improvement of energy efficiency in Akzo Nobel’s processes, and improvement in the efficiency of energy production by our joint ventures through combined heat and power generation.

CORPORATE SOCIAL RESPONSIBILITY

Corporate Social Responsibility (“CSR”) is a fundamental component of our business strategy and key to the long-term success of Akzo Nobel. We are convinced that sustained growth requires simultaneous success in developing our employees, caring for the environment, and contributing to the societies in which we operate. We want to be known as a responsible company and to be open and accountable to our stakeholders.

Legitimate concerns in society have led to greater transparency, as well as to a fostering of better relations with all stakeholders. For Akzo Nobel, the key challenge has been to continue the process of anchoring CSR systematically in organizational structures and processes. All the company’s businesses are expected to monitor progress and set ambitious CSR targets during the strategic planning processes.

In 2005, for the first time, Akzo Nobel was included on the Dow Jones Sustainability Indexes, a series of global sustainability benchmarks first launched in September 1999. This followed our decision to use the SAM (Sustainable Asset Management) Group’s review process to measure our CSR performance. This will enable us to target key areas for improvement with respect to the economic, environmental, and social aspects of our operations, and to benchmark our performance against our peers.

Other milestones during 2005 included the launch of our first CSR Report–the second was published in April 2006 – prior to the Annual General Meeting of Shareholders. We embraced Responsible Care® (a trademark of the European Chemical Industry Council) and Coatings Care® further by formally implementing the Responsible Care® Global Charter. We also introduced a Privacy Code of Conduct aimed at protecting all privacy data relating to employees, suppliers, customers and others, and provided financial and physical support to communities affected by natural disasters in Southeast Asia, Romania, India, and the United States. We also focused on improving our product stewardship lifecycle efforts in all our operations, and on maintaining a good safety record.

In the first quarter of 2006, Akzo Nobel’s strong commitment to CSR has received further recognition with an inclusion on the FTSE Group’s prestigious FTSE4Good Index. The European equivalent of the Dow Jones Sustainability Indexes in the United States (on which Akzo Nobel was included last year), the FTSE4Good indexes–which are used extensively by investors worldwide–measure the performance of companies that meet globally recognized CSR standards.

Back to Contents

Community Program

In June 2005, the Akzo Nobel Community Program was launched. This is a unique, worldwide initiative designed to encourage employees to become actively involved in the local communities in which they live and work. The program makes funding available to people at all our sites, giving them the opportunity to become engaged in worthwhile projects in their own communities. It was launched in tandem with a partnership between Akzo Nobel and the Red Cross which will focus on projects in China and Indonesia and will also give employees the chance to get involved.

We regard the Akzo Nobel Community Program as a clear expression of the company’s commitment to being socially responsible, a core value which is embedded in our Company Statement. The Board of Management will therefore annually review the funding based on the success of the Community Program and our company’s financial performance.

BUSINESS REVIEW AND DEVELOPMENTS AT BUSINESS UNITS

For financial details on acquisitions or divestments, reference is made to Note 2 of the Notes to the Consolidated Financial Statements.

ORGANON – Prescription Drugs

Business Review

Revenues 2005: EUR 2,425 million; 2004: EUR 2,344 million

Organon’s revenues in 2005 (EUR 2,425 million, up 3%) started growing again following several years of declining revenues since Remeron® lost its exclusive rights in the United States. The lack of new product introductions in the main markets has also had an impact in recent years. But the strong performances of Puregon® and NuvaRing® were instrumental in contributing to this return to growth in 2005.

Organon’s main products developed as follows:

Millions of euros	2005	Total	Autonomous
	revenues	change %	growth %[1]

Contraceptives	564	8	7
- of which NuvaRing®	127	57	58
Puregon® /Follistim®	355	20	24
Remeron®	283	(22)	(22)
Livial®	154	(4)	(6)
Pharmaceutical ingredients	228	8	8

1	Autonomous sales growth is defined as the change in revenues attributable to changed volumes and selling prices. In this case it only excludes the change in revenues attributable to currency translation effects. Acquisitions and divestments were not applicable. Reference is made to the remarks under Introduction on page 4.

Operating income showed a strong growth compared with the previous year (EUR 415 million, up 51%) despite rising R&D expenses, the settlement of the final lawsuit for Remeron® in the United States, and an impairment charge of EUR 67 million in the pharmaceutical ingredients unit. Organon received significant cash amounts from Johnson & Johnson for terminating the copromotion contract for Risperdal® and from Duramed/Barr for the patent litigation settlement involving our oral contraceptive Mircette®.

Back to Contents

For Organon, the process of integrating Diosynth into its business operations was one of its main focuses for 2005. This strategic amalgamation mainly involved activities based in the Netherlands, and all necessary procedures were recently completed. The key ongoing aim is to improve control of our logistic processes and create a platform for further development of biotechnology within the company.

The first positive results from the alignment of processes are beginning to filter through. Improvements in our supply chain management enabled us to reduce working capital and improve the reliability of deliveries. We also identified overcapacity in certain manufacturing resources. The biotechnology platform which has been created helps us to focus more on research, especially in the fields of immunology and specific areas of oncology. Here, Organon is actively looking to team up with third parties where appropriate. In fact, Organon focused strongly on collaborations during 2005, with new alliances being established and some promising partnerships being prolonged. One long-lasting copromotion agreement was ended (the Risperdal® copromotion with Johnson & Johnson), although the royalties arrangement remained intact.

One of the main reasons for integrating Organon and Diosynth was to improve our foundation for integral product and process development regarding biotechnology. In order to expand our biotechnology capabilities into new therapeutic areas we established a new biotechnology research facility in Cambridge, Massachusetts, in June 2005, which focuses on monoclonal antibody research in immunology and certain areas of oncology. Together with our operations in Oss, the Netherlands, this facility is expected to be central to the expansion of our research into New Biological Entities (“NBEs”).

Our dedicated focus on biotechnology also led to R&D agreements with various third parties during 2005. A collaborative agreement was signed with Lexicon, with the intention to jointly discover, develop, and commercialize novel biotherapeutics. Agreements were signed in the United States with Cypress to codevelop and commercialize a novel pharmacological treatment for Obstructive Sleep Apnea.

A development and marketing agreement was also signed with Théramex SA in France (a subsidiary of Merck KGaA) to in-license their contraceptive NOMAC/E2 and to commence Phase III trials and co-market the final developed oral contraceptive. Furthermore, Organon entered into several other partnerships, most recently with French-based Sanofi-Aventis for the sale and distribution of the postoperative nausea and vomiting treatment for Anzemet® (a trademark of Merrell Pharmaceuticals Inc.) in the United States.

In terms of Research & Development, Organon spent more than 18% of its 2005 revenues on R&D, focusing mainly on promising compounds within phases II and III. This trend is expected to continue.

Organon’s main pipeline drug in the CNS area is asenapine, developed in-house and currently in phase III development in collaboration with Pfizer. Asenapine is a novel psychopharmacologic agent that is currently being developed for the treatment of schizophrenia and acute mania in bipolar disorder. The unique profile of asenapine may help patients through control of positive and negative symptoms with a tolerability and safety profile that we believe to be superior to other products on the market. The phase III clinical development program for asenapine is expected to be finalized by the end of 2006. See “Risk Factors” for risks associated with the regulatory approval of pharmaceuticals under development.

Sugammadex is another promising compound currently in phase III.

For Livial® in the United States, additional data was submitted to the FDA in December. In June 2006, however, the FDA determined that the NDA submitted for this product was “not approvable”.

Back to Contents

We also received an action letter from the FDA in June 2005 for our contraceptive implant Implanon® (etonogestrel) which maintained the “approvable” status of this New Drug Application (NDA) and requested additional information; in January 2006, we submitted additional information to the FDA in response to its request. We hope to be in a position to launch Implanon® in the United States in the second half of 2006. See “Risk Factors” for risks associated with the regulatory approval of pharmaceuticals under development.

Puregon®/Follistim®, the biotech fertility product of Organon, has become one of our biggest selling products. Performance was particularly boosted by strong U.S. sales resulting from a successful launch of the Follistim Pen® and relevant product line extensions. In 2005, Puregon®/Follistim® was also introduced in Japan and China.

NuvaRing®, the contraceptive vaginal ring of Organon–which has now been introduced in more than 25 countries–is also continuing to enjoy steadily increasing sales in many markets. In fact, we achieved a milestone in November when, for the first time, more than one million rings were sold within the space of a month to women around the world. Another important development took place in November. After a successful pilot in three states, we launched a direct-to-consumer advertising campaign to promote NuvaRing® throughout the United States, mainly consisting of television commercials.

Evidence of the synergy that could be exploited between Organon and Intervet also became clear in 2005 with the collaboration together with human vaccine business Nobilon. By tapping into existing expertise available in both the Organon and Intervet businesses, Nobilon has been able to make great progress in developing a flu vaccine for humans, based on cell tissue culture technology.

Streamlining efforts at Organon, including the newly-integrated Diosynth operations, focused mainly on overcapacities in manufacturing resources caused by the continued slow market for pharmaceutical ingredients. Meanwhile, low volume growth, destocking by big pharma companies and delays in product introductions are maintaining the overcapacity in the fine chemicals segment. We are currently in the process of implementing measures to address this overcapacity, as well as restructuring our IT organization to establish a more centralized approach, improving our logistic performance.

Looking ahead, we are positive about the future. We will be finalizing several phase III projects, while we expect a number of partnerships that have been established over the last few years to start bearing fruit.

Nobilon

It is becoming increasingly clear that infectious diseases do not limit themselves to geographical borders. An additional challenge is that the impact caused by these diseases is often not restricted to a single species. Concern is therefore rising about the spread of avian influenza from birds to humans and the possible outbreak of a pandemic which could have serious consequences for human health.

In 2002, Akzo Nobel launched its Nobilon business to develop, license, and manufacture human vaccines on a global scale, with particular emphasis on influenza. Nobilon became operational in mid-2003. Nobilon also combines the expertise and know-how of the company’s Organon and Intervet businesses, utilizing their technical, regulatory, and product development capabilities.

Nobilon is working on the development of vaccines used for annual revaccination of humans against influenza and on vaccines that will be used to control the impact of a human influenza pandemic.

Working from a dedicated, fully licensed facility in the Netherlands, Nobilon produces antigens for our business and uses cell culture technology in the research and development of its vaccines. The use of cell

Back to Contents

culture technology displays significant advantages, such as reduced dependence on eggs in times of shortage, fewer logistical issues, and more consistent quality.

We are also working on a vaccine for use in the event of an avian influenza pandemic. Licensing of this product depends on developments in the field, and on the emergency procedures that would be issued by the regulatory bodies should the threat of a pandemic necessitate such procedures.

INTERVET – Veterinary Products

Business Review

Revenues 2005: EUR 1,094 million; 2004: EUR 1,027 million

Intervet produced consistently strong results in 2005 as the strategic initiatives introduced in recent years began to pay off. Revenues increased by 7% to EUR 1,094 million, with volume growth being the main contributor. These increased volumes and the resulting boost in earnings were favorably impacted by efficiency improvements in manufacturing, supply chain and marketing, and the result of the divestment of the feed additives business. Intervet was therefore able to deliver an operating income of EUR 238 million–up 29% from 2004 and equivalent to an operating margin of 21.8%.

We further expanded our strong market position in Europe–where the business generates more than 50% of its revenues–and our development in North America was characterized by growth in key segments, while revenues in Latin America were boosted by substantial growth in Brazil and Chile. The acquisition of AgVax Developments Ltd in New Zealand also is expected to bolster our expansion in Oceania. This strong growth was achieved even though Intervet divested interests in non-core areas such as the diagnostic and feed additive segments.

Intervet will continue to focus on major food and companion animal markets, and we hope to see similarly positive trends beyond 2005, when new products resulting from our extensive research and development programs should enhance our existing portfolio.

Looking at 2005 in more detail, market gains in Europe were largely attributed to improved supplies and the strong sales growth of Cobactan®, our innovative range of anti-infective formulations based on the proprietary molecule cefquinome. In North America, revenues were buoyed by new product introductions in the companion animal sector and Continuum® (a combination vaccine with long-lasting immunity). The recently launched cattle bioline Vista® also received a very positive response. Latin American performance was boosted by major growth in Brazil (in various markets) and in Chile, where the main driver was increased sales of fish vaccines. In Asia, where large areas have been severely affected by outbreaks of avian influenza, business is growing.

The acquisition of AgVax Developments Ltd enables Intervet to benefit from AgVax’s close collaboration with its former parent company, AgResearch, New Zealand’s largest Crown Research Institute. AgVax is an animal health company that focuses on the development of vaccines to increase the productivity of the sheep sector.

During 2005, we divested large parts of our feed additive business. These activities no longer fitted into our core business operations and had become distanced from Intervet’s strategic focus.

Back to Contents

The year’s other main highlights included Intervet signing a contract with the Ministry of Agriculture in the Netherlands to set up the country’s first vaccine bank of Porcilis® Pesti®, Intervet's marker vaccine against Classical Swine Fever. The agreement covers a reserve of 500,000 doses of the vaccine for emergency vaccination in the event of a Dutch outbreak of the disease. The contract is significant because it indicates that vaccine banks can play a crucial role in a country’s contingency plans against possible outbreaks of highly infectious diseases. We also officially re-opened our refurbished foot and mouth disease (“FMD”) vaccine production unit in Pune, India, which was initially opened in 2003. FMD is a major problem in India and is responsible for substantial shortfalls in dairy production.

In 2005, India was also a major focus of Intervet’s continued commitment to creating social, environmental and economic benefits for the communities in which we operate. In June, for example, Intervet India was honored for the depth and scale of its involvement in the local community and for the strong relationships it has established with all its stakeholders.

From an operational perspective, Intervet benefited from various efficiency improvements in manufacturing during 2005. We continued our major investment program in Boxmeer, the Netherlands, aimed at modernizing our multifunctional headquarters site and expanding our production capacity and packaging facilities. In addition, we decided to further expand production capacity for bacterial vaccines at our U.K. site in Milton Keynes. As a result, part of the production of key bacterial fish and swine vaccines can now take place in the United Kingdom, while capacity in Boxmeer can be used to accommodate new product introductions. The successful finalization of our logistics and manufacturing initiative launched in 2003 to implement SAP was an important step to developing further into a global organization.

In 2005, Intervet introduced the Dieter Lütticken Award, which was presented to a scientist from the University of Bern in Switzerland. Set up last year, the reward honors scientists working in research areas that comply with the 3Rs concept (Reduce, Refine, Replace) in veterinary product development and production, where finding alternatives to using animals in testing is a top priority.

COATINGS

Business Review

Coatings experienced a tough year due to steeply rising raw material costs and difficult economic conditions in mature markets, especially in Western Europe. Our businesses addressed these issues by focusing on tight cost control and by pushing through price increases. Coatings managed to keep profits at an acceptable level, although the ROI excluding incidentals slipped to just below 20%. Including incidentals, ROI was 17.8%.

Revenues grew autonomously by 4%, mainly fueled by growth in the emerging markets of Asia Pacific, Eastern Europe, and the Middle East. During the year, we opened two new Powder Coatings facilities and two Decorative Coatings plants in China and Vietnam. We also announced the intention to acquire the Chinese decorative coatings company Guangzhou Toide Paint Manufacturing Co. (which was completed in the first quarter of 2006), established a Powder Coatings joint venture in Egypt, and invested in the construction of a new Powder Coatings plant in Russia. At the end of 2005, the emerging markets represented 34% of our worldwide revenues.

The industrial activities put in a strong performance, especially in the second half of 2005. Successful marketing initiatives expanded the business base and the average pricing in all markets improved. Marine &

Back to Contents

Protective Coatings had another good year. Higher sales of added-value products are offering clear operational and financial benefits to our customers, while the growth in target developing markets continues. Car Refinishes results remained under pressure and restructuring programs are being carried out to address this situation. The performance of Decorative Coatings showed a mixed picture. In some of the large western European countries results were under pressure, while in the emerging markets earnings improved.

In mature markets, we continued to improve our portfolio through selective acquisitions. During 2005, we agreed to acquire Swiss Lack, the leading supplier of decorative coatings in Switzerland, and ICI’s German industrial wood finishes business Zweihorn GmbH. In addition, we continued to further expand the commercial distribution network of our European Decorative Coatings business by acquiring a number of wholesalers in Germany, the largest market for architectural paints in Europe.

Securing our margins against a backdrop of increasing raw material prices will be a challenge for the future, particularly in mature markets. We will address this challenge not only by means of aggressive cost management, but also by increasing our innovation efforts. This will allow better differentiation of our products and services to counteract continuous price erosion in the highly competitive markets in which we operate.

Developments in the Coatings Business Units

Decorative Coatings
Revenues 2005: EUR 2,038 million; 2004: EUR 1,929 million

Akzo Nobel’s Decorative Coatings unit is made up of the Decorative Coatings Europe and Decorative Coatings International businesses. In the course of 2006 we have the intention to merge these two units into one global business unit. Decorative Coatings Europe and Decorative Coatings International serve the professional and do-it-yourself markets. The company’s major brands include Sikkens®, Sadolin®, Crown®, Astral®, Marshall®, Trimetal®, Nordsjö®, Levis®, Herbol®, Vivechrom®, and Flexa®. The company’s leading building adhesive brand is Schönox®.

Decorative Coatings Europe

Decorative Coatings Europe had a difficult 2005. With the economic recovery occurring later than predicted, consumer confidence deteriorated and spending was low in most countries, especially in the major European countries. The exception was the Nordic area. Margins were also under pressure because of aggressive price hikes imposed on our industry by raw material and packaging suppliers. Both distributors and competitors have fought aggressively for volume in this weak market, although by the end of the year, the situation improved slightly, especially in Southern Europe.

We acquired a number of commercial distributors in 2005–mainly in Germany, France and the Netherlands–reflecting our strategy to secure sustainable availability of our brands at local level for our professional customers. We also acquired the ICI Group’s German industrial interior wood business, Zweihorn, while the purchase of Switzerland’s leading paint company, Swiss Lack, was completed on January 1, 2006.

Our consolidation efforts also continued with the closure of sites in France and Denmark and we achieved considerable cost improvements in production and logistics, which will have an ongoing positive impact

Back to Contents

during the next few years. As the year progressed, a number of cost efficiencies and restructuring projects were initiated aimed at creating a stronger platform for growth in 2006 and beyond.

A closer look at our 2005 performance reveals that within our Trade activities–where overall results were weaker than in the previous year–business in the United Kingdom, Germany, and France was affected by difficult market conditions. But considerable improvements were posted in other countries on the back of organic growth, price increases and, most importantly, the acquisition of a number of distributors. Increased raw material costs and changes in the business depressed margins.

Our Retail activities were hampered by a lack of consumer confidence in most Western European countries. After many years of uninterrupted growth, the U.K. market contracted. Key markets were characterized by major changes in customer and product mix, in addition to fierce competition for volumes, resulting in more competitive pricing. All this led to heightened pressure on margins, as well as higher costs for raw materials. As a consequence, Retail’s results were considerably lower than in 2004, mainly due to weak performance in France and the United Kingdom. Growth was posted in the difficult German market. We also acquired new customers in the large-scale outlet sector.

Our Joinery business had another good year in spite of a decline in the important German market. Sales improved in Central and Southern Europe, while progress was made regarding the integration of BASF’s joinery business, which was acquired in 2004.

A number of successful product launches took place during 2005, notably that of the Sikkens® brand’s Alpha® Tacto®, the world’s first decorative paint product with the ability to reproduce the look and feel of suede, leather, or woven fabric, depending on how it is applied to the wall.

Decorative Coatings International

Decorative Coatings International’s performance in 2005 came under severe pressure from dramatic price rises for raw materials and packaging. This negative effect was offset, however, by increasing prices and changing the product mix, which made it possible to achieve a slightly improved contribution margin.

In terms of our performance at country level, Russia and China–the two major growth areas for 2005–both posted double-digit growth. New capacity at our Moscow facility enabled us to make additional investments at the site earlier than expected. Our Building Adhesives businesses also produced pleasing results, despite difficult conditions in some markets. Elsewhere, further inroads were made in some of the Central European and Eastern European markets, with good volume growth, while the French business emerged in better shape following a cost reduction program.

In the Americas, our wood care activities again proved highly successful, with growth in both volumes and profits. Next Wave Technology™–our more environmentally friendly low VOC range–was well received in North America, while the Brazilian operation managed to improve profitability in a subdued market. In Turkey, our performance improved with restored margins and stronger profitability, while in North Africa–and Morocco in particular–difficult market conditions negatively affected our performance.

In 2005, we signed a letter of intent to acquire the coatings activities of Guangzhou Toide Manufacturing Co., the biggest private Chinese manufacturer of emulsion paint. This deal was closed during the first quarter of 2006. We also officially opened two new plants, one near Ho Chi Minh City in Vietnam, the other in Suzhou near Shanghai, China.

Back to Contents

Industrial Activities
Revenues 2005: EUR 1,740 million; 2004: EUR 1,592 million

Akzo Nobel’s industrial activities are made up of the Industrial Finishes and Powder Coatings businesses.

Industrial Finishes

Industrial Finishes delivered notable growth in 2005 as a result of geographic expansion and successful marketing initiatives. Operations in the frontier markets of China, India, Brazil, and Eastern Europe sustained top-line growth in a difficult global industrial market. Overall returns, however, were negatively affected by the significant increase in the cost of petrochemical derivatives. In addition, 2005 proved particularly problematic for our European-based businesses, with demand being consistently weak in the major industrial economies in the West. In spite of all these challenges we were able to deliver solid results.

Conditions in the global Coil Coatings business were particularly unfavorable due to volatile steel prices and a hesitant commercial construction industry. Wood Coatings benefited from a healthy residential construction industry, which kept demand for coatings for flooring, kitchen cabinetry, and building products at a strong level throughout 2005. Wood Coatings also capitalized on the shift of the household furniture industry to Asia, successfully replacing volume lost in North America. Consumer electronics and related markets–key sectors for our Specialty Plastics business–significantly improved during the year after a slow start, resulting in a solid overall performance. The Adhesives business, which is predominantly European-based, offset weak demand in Western Europe by successfully growing in Austria, Russia, and Eastern Europe.

Strategic investments continued to bolster our production and logistics capabilities throughout the year, further improving not only quality, but also responsiveness to our customers in this increasingly demanding global economy. To complement current growth, we also invested in our ongoing, value-driven R&D activities and devoted extensive resources to the governance efforts and human resources development system within Akzo Nobel.

Looking ahead, as the demands of the marketplace change rapidly, so too will the structure, products, and global delivery sources of our business. Compressing margins, along with low growth in mature markets, are clear challenges. Value engineering, prudent margin recovery, additional investment in Eastern Europe and Asia, and the streamlining of resources in mature markets will be the key success factors for 2006 and beyond. Whatever the prevailing market conditions, the focus will always remain on our customers and a successful value exchange, which will yield sustained organic growth and improved financial performance.

By combining our dedicated customer focus, decentralized organizational structure, global reach, and Akzo Nobel’s extensive technology base, we believe that Industrial Finishes will remain very competitive in the markets in which we operate.

Powder Coatings

Powder Coatings posted growth in revenues in line with 2004, which was a good result given the turbulent conditions encountered during the first few months of the year. Despite rising raw material prices, we sought to protect and preserve our margins while maintaining our focus on servicing our customers’ needs. At the same time, we achieved a further strengthening and broadening of our global spread.

Back to Contents

Consolidation of our world leadership position received significant attention during the year as we completed our expansion projects in China on schedule. We opened a second facility at Baoan in the south of the country, while in the north, we relocated from Beijing to a new site in Langfang, which is well positioned to exploit new opportunities in that region. Also in Asia Pacific, we completed a further purchase of shares of Akzo Nobel Chang Cheng.

We achieved good revenue growth in the newly developing powder markets of Central and Eastern Europe, and there is now a clear need for manufacturing in the region. We therefore started construction work on a new powder coatings plant in Russia. Located at Orekhovo-Zuevo, 100 kilometers east of Moscow, the facility will supply markets throughout Russia, Ukraine, Belarus, and other CIS countries.

We also invested in the Middle East with the acquisition of a controlling 60% share in Egyptian market leader Coatech. The joint venture company, now known as Akzo Nobel Powder Coatings SAE, operates from the company’s existing modern manufacturing facility near Cairo. In the United States, the construction of a new warehouse in Nashville represents Phase 1 of a major site improvement/development plan, which will continue during 2006.

Looking more closely at our business activities, we launched a new sub-business unit at the beginning of 2005–SBU Functional Coatings. The unit was set up to accelerate the globalization of this high margin business, and we are greatly encouraged by the outstanding results the unit has achieved in its first year. We also made major progress in transferring our acrylics powder know-how from the United States to Europe and Asia Pacific, which is particularly important for the fast-growing automotive alloy wheels market. Further globalization is supported by the commissioning of acrylic powder manufacturing units at our sites in Bensheim, Germany, and Ningbo, China.

The Architectural business was also highly active during 2005. As this is a key global market for us–and one in which we have a leadership position in Europe and Asia Pacific–we decided to launch a new marketing initiative in the United States based on a full product range, including the unique fluorocarbon-based hyper-durable product Interpon® D3000.

Our Cromadex coatings organization in Europe delivered excellent results and increased its geographic coverage with the establishment of a start-up activity in Spain. We will continue to expand this supply concept further in 2006. The Non-Stick Coatings business had a difficult 2005, and we recruited to rebuild and strengthen the management team.

Looking ahead, there should be opportunities for growth in Asia Pacific, Eastern and Central Europe, and Mexico. Efforts to improve our structural production cost levels will also remain a priority.

Marine & Protective Coatings
Revenues 2005: EUR 975 million; 2004: EUR 879 million

Our 2005 business performance was strong and met expectations. In the first half of the year rising raw materials costs squeezed margins, particularly in the Marine and Heavy Industrial sectors. The U.S. dollar was also weak compared with previous years and this had a further negative impact on the business, especially in Marine newbuilding, where contracts were agreed two to three years ago.

To respond to the adverse conditions prevailing throughout the year, it was necessary to raise prices for a number of products. However, this proved insufficient to restore margins, and additional measures were required to generate a satisfactory performance. Revenues from added-value products, offering clear

Back to Contents

operational and financial benefits to our customers, were up. In our more mature markets, productivity improvements were required to protect our competitiveness, while we achieved good levels of growth in our target developing markets.

As regards individual business performance, International® Marine Coatings continued to benefit from record levels of ship newbuilding, although margins were depressed by steep raw material price increases. We sold record levels of Intershield® for newbuilding, but dry-docking activity was lower as ship owners and ship managers maximized time at sea, while freight rates remained attractive. During 2005, we coated our 100th vessel with Intersleek®, an environmentally friendly “foul-release” antifouling which has been endorsed by the World Wildlife Fund. The product delivers significant operational savings to our customers. Performance at the unit’s new business venture in Japan–which commenced in November 2004–also met expectations.

International® Protective Coatings felt the squeeze on margins more than other market areas, particularly in the United States. Solid growth was posted in China, Central and Eastern Europe, and Asia Pacific. Our financial performance also continued its upward momentum in these growth areas. On the product front, Interchar®, a new member of the Chartek® family of fire protection products, was launched in 2005. Based on technology created for NASA, Interchar® offers the construction industry significant benefits in terms of keeping buildings–and their occupants–safer by offering flame retardant coatings which delay the effects of fire on steel constructions.

Yacht Coatings fell back from its 2004 peak due to weaker demand in the U.S. market. Performance in Europe was solid and growth continued in the Asia Pacific region. The Awlgrip® business improved further and benefited from a dedicated management team.

Our Aerospace Coatings operation continued to benefit from higher build rates of new aircraft and livery changes on existing ones. The airline operators, particularly in the United States, have suffered from substantially higher fuel costs, and this has led to some downturn in business on specific accounts. Overall, however, Aerospace Coatings delivered its best ever results.

In 2005, we continued to invest in growth markets with satisfactory results. We plan to continue building on our solid platform in 2006 and beyond, although our commitment to our Business Principles has limited our growth capability in some parts of the world. Our level of spending on R&D has never been higher. We are committed to a plan for increasing the rate of organic growth, and these investments will be of significant importance to our continued success.

Car Refinishes
Revenues 2005: EUR 886 million; 2004: EUR 893 million

The year was dominated by harsh market conditions and higher raw material prices, but Car Refinishes successfully reversed the downward trend. Revenues were only slightly down on 2004. Results remained under pressure and restructuring programs are being carried out. Stagnating growth in the refinishes market in the United States and Western Europe during 2005 was partly offset by market growth outside these territories, notably in Eastern Europe and Asia.

We were active in growing markets in Eastern Europe, Asia, and South America, and posted volume growth in North America, aided by focused sales programs. The pressure on volumes and results in Western Europe continued in 2005, however, with our coatings activities for plastic components in the automotive industry suffering from a depressed market in both Europe and the United States. Developments in our

Back to Contents

Commercial Vehicles activities were above expectations, and a more focused approach in this market is generating good results.

We strengthened our distribution activities with the purchase of a distributor in the Netherlands and an importer in Switzerland.

In response to lower market growth in Europe and the United States, a restructuring of Car Refinishes was announced in mid-2004, which is still ongoing. In addition to a better cost structure, the program will also result in growth in the mainstream part and the trade part of the refinishes market. Furthermore, we also placed a strong focus on fine-tuning of our marketing, distribution, and branding policies.

To achieve continued success, we consider operational excellence to be a prerequisite for all our activities. Significant progress has already been made in this area, but we see scope for further improvement. Major programs to enhance our reputation in color matching and color accuracy have also been started. In R&D, we continue to focus on the overhaul and maintenance of our major product lines in line with European legislation being introduced in 2007, which will enforce the use of waterborne systems and ban solvent-borne systems. Preparations for this switch started a number of years ago, and we are on track with the delivery of compliant products.

CHEMICALS

Business Review

Akzo Nobel Chemicals made good progress in 2005, as it successfully implemented a strategy to streamline its portfolio in order to competitively realign the business for sustainable growth, profitability, and leadership positions in selected markets.

Total Chemicals revenues and operating income decreased, largely due to divestment effects. For the ongoing businesses however, revenues and operating income improved compared with 2004. ROI excluding incidentals was more than 16%, which underlines the progress which has been made toward meeting our medium-term target of 17.5%. Overall performance improved across the board against a backdrop of raw material price increases and rising energy costs. Including incidentals, ROI was 14.4%.

Now organized in five growth platforms–Pulp & Paper Chemicals, Base Chemicals, Functional Chemicals, Surfactants, and Polymer Chemicals–the Chemicals group is starting to reap the benefits of an improved structure and a more focused approach as a result of the strategic revision which began in 2004.

Despite significantly higher energy costs, Base Chemicals turned in an excellent performance in 2005, driven by higher volumes and continuing cost reduction and restructuring programs. Functional Chemicals performed robustly as market demand remained high, while Polymer Chemicals’ results were slightly lower compared with 2004. Pulp & Paper Chemicals had a mixed year due to margin pressure, experiencing particularly adverse conditions in Europe, but profitable growth in South America and Asia. Profits improved at the newly formed Surfactants business on the back of its revised focus and efficiency measures.

The realignment of the Chemicals group also involved the planned divestment of a number of businesses with combined 2004 revenues of EUR 700 million. These businesses are among others Ink & Adhesive Resins, Oleochemicals, PVC Additives, Salt Specialties, Solar Salt Australia, and Methyl Amines/Choline Chloride. In the meantime, several of these businesses have been divested or offers have been received. The company expects to complete all remaining divestments resulting from the strategic realignment of its

Back to Contents

Chemicals portfolio during 2006. Recently, it was decided to withdraw Salt Specialties from its list of Chemicals businesses to be divested, as it became clear that a satisfactory deal based on the company’s original divestment offer would not be forthcoming. Flexsys, the 50/50-joint venture with Solutia, is also expected to be sold during 2006.

Key milestones in 2005 included a EUR 26 million investment in two chemicals businesses in Sweden–a further capacity increase at the ethylene amines facility in Stenungsund and the construction of a new plant in Skoghall to manufacture water treatment chemicals. We also invested EUR 24 million to increase capacity at our primary cellulose derivatives manufacturing plant in Sweden and expanded our chlorine operations in Rotterdam, the Netherlands.

Investments totaling EUR 15 million were announced in China–the construction of a new polysulfides plant in Taixing and a new paper chemicals site in Guangzhou. China also featured strongly as we continued with our ambition to pursue growth based on innovation and geographic focus, particularly in emerging markets, where the potential for expansion remains significant. Several businesses are already running into production capacity constraints in other parts of the world and we will be looking to establish new footholds in China in the near future.

With the five growth platforms now firmly established, our streamlined businesses are ready to fully implement the strategic plans for the future and expand both operations and profitability.

Developments in the Chemicals Business Units

Pulp & Paper Chemicals
Revenues 2005: EUR 893 million; 2004: EUR 854 million

The Pulp & Paper Chemicals business (which trades under the name Eka Chemicals) had a mixed worldwide performance in 2005. Conditions in our main market, Europe, were difficult due to several onetime effects, while a labor conflict in the Finnish pulp and paper industry during the first half of the year also had a major impact. Although revenues picked up after the resolution of the dispute, this still had a negative impact on our 2005 result. Our Bleaching Chemicals performance was also impacted by high and rising energy costs.

Rationalization and currency effects from 2004 kept North American pulp and paper production stable during the year. But here–and in Europe–higher productivity and increased efficiency will only be possible through rationalization and the continued phasing out of unprofitable mills. High energy costs are also affecting the North American industry, although Eka Chemicals has been able to effectively manage its energy supply. Growing demand in Eastern Europe, with its low labor cost and large forest assets, has the potential to prompt the development of an expanding pulp and paper industry in the region.

The continuing expansion of the Asian economies–led by China and India–is fueling rapid growth, notably in the Chinese paper industry, with the country’s economic boom leading to increased demand for paper and packaging board in particular. We have already responded to this development, and at the end of 2005, the construction of our second paper chemicals plant began in Guangzhou in Southern China–a highly important paper production region.

Both Asia Pacific and South America showed a clear growth profile during 2005, with substantial new capacity coming on stream. Not only did Eka Chemicals strengthen its position in South America with the successful start-up of a bleaching chemicals plant at Veracel–our new pulp mill complex in Bahia, Brazil–but

Back to Contents

we also inaugurated a plant for colloidal silica production for paper chemicals in Rio de Janeiro. The fall in imports due to increased domestic production in Brazil will further improve our competitiveness.

Looking at Brazil in more detail, the start-up of the huge Veracel project represents a milestone in Eka Chemicals’ plans to manage the entire value chain in pulp and paper production. At the world class Veracel pulp mill, Eka is managing the total chemicals supply as part of a 15-year agreement. Our ongoing R&D efforts continue to focus on developing capacity in terms of chemistry, measurement, and control of chemical processes at our customers’ mills. Indeed, more efficient research and development is one of the main targets of the restructuring process, which started in 2005 and runs through 2006.

During 2005, we also expanded our wet strength additives business, while we maintained a strong and leading position for sodium chlorate in North America, where we have established ourselves as a key supplier of chemicals to the wood-containing paper industry.

Looking at some of our specialty products businesses, the Purate® novel system for water purification and bleaching at small-scale nonwood fiber mills is progressing well, including commercialization and several key installations during 2005. Permascand, which mainly produces equipment for electrolytic processes, continued to operate efficiently and gives us a clear competitive advantage over other chlorate producers. For Expancel, a world leader in thermoplastic microspheres, we believe there is still significant growth potential geographically, including its use in other applications, for example as an additive in special paper production. Kromasil®–which is used for separation in liquid chromatography, both for analytical purposes and in pharmaceutical production–performed well, with strong potential for further growth. The colloidal silica products are expanding into construction and coating industries, in addition to the paper and electronic industries, creating a world leading silica sol production business.

We made one divestment during the year. In August, Nordmann, Rassmann GmbH (NRC), Hamburg, took over Kemi-Intressen AB, a wholly-owned subsidiary of Eka Chemicals.

Base Chemicals
Revenues 2005: EUR 787 million; 2004: EUR 732 million

Despite significantly higher energy costs, Base Chemicals posted an excellent performance in 2005, driven by higher volumes and continuing cost reduction and restructuring programs. We have changed significantly as a business over the last 12 months following Akzo Nobel’s strategic review of its Chemical portfolio, and have integrated the Energy and Industrial Salt businesses into our operations.

The unit is now made up of a strong and integrated product chain consisting of energy, salt, chlor-alkali, and chlorine derivatives. We are now preparing for growth based on cost and market leadership. Further cost reductions, output increases, and alignment of the asset base are also planned to drive our ambition of achieving operational excellence throughout our value chain.

Current energy prices have led to a substantial increase in costs. The impact is already being felt by both the Salt business–which uses energy-efficient but gas-fired cogeneration technology–and the Chlor-Alkali business, which requires high electricity consumption. The strong dependency on gas in the Netherlands is now considered to be a serious threat to investing in further expansion. In an effort to address this issue, Akzo Nobel has joined several other energy-intensive Dutch companies in a consortium. The consortium’s aim is to achieve competitive electricity prices based on a balanced fuel mix, along with long-term commitments from industry to purchase power. If successful, this would help create a more level playing field with surrounding countries. We also plan to focus on energy-saving technologies, with investments in

Back to Contents

narrow- and zero-gap membrane technology set to continue, while in 2006, a fuel cell pilot plant, which uses hydrogen from the electrolysis process to produce electricity for chlorine production, is planned to commence operation.

In terms of individual business performance in 2005, Energy had a challenging year due to the volatility of oil and gas prices and the ongoing liberalization of the energy market. Although gas-fired cogeneration plants are major contributors to the Dutch energy efficiency program, the economic viability of such plants is under threat from prevailing high gas costs.

The Salt operations (chemical transformation salt for electrolysis, road salt for deicing, and dried salt for consumption) performed well in 2005, with higher volumes and efficiency improvements mainly compensating for higher energy costs. Production capacity at the Hengelo plant in the Netherlands increased by 400,000 tons, making it the largest vacuum salt production facility in the world, with an annual capacity of 2.4 million tons. Also in the Netherlands, Akzo Nobel became involved with a project to store gas in salt caverns, which received official approval. The company will not provide equity for the joint venture, but will be compensated for the work it carries out, including preparing the caverns and processing the brine.

The Chlor-Alkali business also performed well in 2005. Capacity at the Rotterdam chlorine plant in the Netherlands has been increased to 620,000 tons per annum, which makes it one of the largest in the world. Elsewhere in the Netherlands, a modern membrane electrolysis plant is currently being built in Delfzijl. Meanwhile, chlorine plants based on outdated diaphragm and mercury technology were closed in Delfzijl, and in Bohus, Sweden.

Ecosystems faced a challenging year, but our position in the European water treatment market was significantly strengthened by the investment in a new plant in Skoghall, Sweden. The new facility, which came on stream in December, manufactures ferric chloride and has an annual production capacity of 35 kilotons.

Other key events during 2005 included a detailed investigation of the service functions at our Dutch sites, with a decision being taken to outsource a number of these activities. This process will have consequences for the size and organization of the service departments in the years ahead. High gas prices also had a dramatic effect on the results of our Methanor joint venture, in which we have a 30% stake. At the end of 2005, a decision was made to cease operations during 2006. We also divested our 50% equity interest in Kemax, a calcium chloride producer.

Functional Chemicals
Revenues 2005: EUR 703 million; 2004: EUR 667 million

Functional Chemicals slightly improved on its strong 2004 performance despite significantly higher raw material and energy costs and unfavorable currency effects. Return on investment remained strong for all our businesses as demand and capacity utilization remained high in most markets. The composition of the unit was slightly revised during the year due to Akzo Nobel’s strategic review of its Chemicals portfolio. But we believe that the robust performance of the Functional Chemicals businesses, together with strong technology and market positions and significant global growth potential, make it an attractive platform for profitable growth.

Back to Contents

Expansion played a key role during 2005, with five of the six Functional Chemicals businesses either increasing capacity or committing to further expansion of their manufacturing capabilities. Current plans also call for substantial further investments in additional plant capacities over the next few years.

Ethylene Amines continued to consolidate its already strong global position. Capacity was increased again, which we believe should enable growth momentum to stay above market growth during the next few years. Margins and bottom-line results were sustained at a healthy level amid steep increases in raw material prices. Attention will continue to be paid to effectively supplying the fast growing Asian market in order to secure the leading position we have built up in the region during the last decade.

MCA (Monochloroacetic Acid) further strengthened its worldwide number one position, improving top and bottom-line results in a market where supply and demand are currently more closely aligned. Global demand chain management and technology exchange, combined with several debottlenecking projects at our plants around the world, helped us to meet growing customer demand. Construction of the world’s largest MCA plant at Delfzijl in the Netherlands is also on schedule. The additional capacity will enable us to meet further demand and facilitate further growth.

At Cellulosic Specialties–where new product development remains a key success factor–volume growth in 2005 was constrained by limited available capacity for Bermocoll® products at the Örnsköldsvik plant in Sweden, and by fierce competition in technical applications for CMC (Carboxyl Methyl Cellulose). Operating income remained strong. Sales of building additives for the construction industry–and to the mining and oil exploration industries–increased, while sales to the pharmaceutical sector decreased. During the course of the year, the restructuring program initiated in 2004 to improve efficiency at the Örnsköldsvik site neared completion. This program is expected to favorably impact the 2006 results. In November, a capacity expansion at the Bermocoll® production line at Örnsköldsvik was also announced to support the continued growth of this attractive business area. This investment, combined with the restructuring project at the plant, will turn the site into one of the largest and most cost-effective of its kind in the world.

Despite flat sales, Chelates further improved its bottom line compared with 2004. This was mainly due to improvements at its U.S. operations following the establishment of a production joint venture with BASF in Lima, Ohio. Chelates also entered into a supply and distribution contract for our Micronutrients business with the Plant Nutrition Alliance, which includes the companies Yara and SQM. This agreement significantly widens the reach and improves the quality of distribution for our products to the global agricultural market. Chelates also started up a production facility in Suzhou, China, for the production of AMFE products for the photographic industry. Significant progress was made in rolling out iron compound Ferrazone®. This product, an iron chelate, addresses iron deficiency in human nutrition at a minimal cost to individuals. Iron deficiency is the planet’s most common nutritional disorder, affecting 3.5 billion people in the developing world, undermining the health of 500 million women of reproductive age, and leading to more than 60,000 childbirth deaths a year.

Polysulfides continued on its profitable growth path of recent years and further strengthened its global leadership position. Both top and bottom-line improved significantly. Debottlenecking efforts added more than 2,000 tons of capacity at the Greiz plant in Germany. In the third quarter, approval was obtained to build a grass roots plant in Taixing, China, adjacent to the Functional Chemicals MCA production plant. This investment will create a manufacturing base in the fastest growing market for Polysulfides in the world and should facilitate continued profitable growth of the business on a global basis.

Sulfur Products delivered a better overall performance despite flat sales. Lower costs more than offset the negative effects of a continuing decline in demand for carbon disulfide and thiocyanates. After a strong first

Back to Contents

half, second half results were affected by raw material and energy price hikes, and by Hurricane Katrina, which impacted the LeMoyne operation in the United States.

Surfactants
Revenues 2005: EUR 511 million; 2004: EUR 538 million

Akzo Nobel’s Surfactants business–formerly part of Surface Chemistry–was formed in early 2005 as part of the company’s realignment of its Chemicals portfolio into five platforms for growth. As a result of this new strategy, the business revised its product mix in order to de-emphasize commodity applications and focus more on markets where we add value. Although this new focus led to lower revenues in 2005, a combination of restructuring, cost-saving programs, and strict margin management compensated this and resulted in improved profitability.

Like the rest of the chemical industry, Surfactants was impacted by historically high crude oil prices in 2005, as well as several natural disasters such as droughts and hurricanes. We had to contend with pressure from major customers to reduce costs, and from petrochemical raw material suppliers to pass on higher oil and gas prices. In spite of these pressures, we managed to recover margin lost in 2004 by sourcing alternative raw materials, improving product mix and raising prices. We will benefit from new product introductions to the agro-chemical and petroleum markets, combined with geo expansion in China, Eastern Europe, CIS, and South America. We also expect to commercialize products into new market segments such as fuel emulsion and wood preservatives.

From a geographic perspective, after several years of re-engineering the business processes and reducing the cost structure, we believe our financial performance in Europe turned the corner during 2005 and our focus is on revenue growth. However, the testing and registration costs required to comply with the pending European REACH Directive will present a major challenge for our broad specialty product portfolio.

In the Americas, we have experienced reduced market demand and margin erosion in the fabric-care market. Asia continues on a growth path but has suffered margin erosion due to local competition. We have evaluated options for local Chinese manufacturing and have identified a clear path forward.

During 2005, Svensk Etanolkemi AB (Sekab)–a joint venture company in northern Sweden supplying ethanol derivatives and biofuels to the European market–was divested to a local consortium company, Nordsvensk Etanolsamverkan AB.

We have made major progress on our cost structure over the past couple of years, including the closure of the Littleborough site in the United Kingdom, consolidation of the office and laboratory in Nacka, Sweden, and–more recently–the optimization of our Houston plant in the United States. The decision to deemphasize commodity market segments led to an announcement that the McCook site in the United States will be closed by the end of 2007.

Polymer Chemicals
Revenues 2005: EUR 471 million; 2004: EUR 442 million

The 2005 financial performance for Polymer Chemicals was in line with our 2004 results, and was below expectations. Margins were under pressure, mainly as a result of sharp hikes in raw material costs, which outpaced the price increases we introduced for our products, especially in the Americas. To address this situation, double-digit price increases for all products were announced in the fourth quarter of 2005.

Back to Contents

Firmly established by Akzo Nobel as one of the platforms for growth within its newly aligned Chemicals segment, we successfully implemented our restructuring and cost-savings programs. This, together with our operational excellence programs in the areas of purchasing, supply chain, and information technology, are driving the business towards its objective of achieving a global cost leadership position. As a result of the divestment program, which was announced as part of the company’s new Chemicals strategy, our U.S. polymerization catalysts plant in Edison, New Jersey, was divested in April 2006.

In general, the polymer industry is continuing to show healthy growth rates, which are slightly above GDP in the Americas and Europe. In China, the rate of growth is almost 10%, with the country well on its way to becoming a net polymer exporting nation. We are in an excellent position to capitalize on this, as we have state-of-the art Chinese production facilities in both Tianjin and Ningbo. The relocation of our organic peroxide production capacity from Europe to China and Mexico is progressing well and will be finalized by mid-2006.

Our businesses enjoyed varying levels of success during 2005, as illustrated by the mixed results of the High Polymer Specialties (HPS) operation. Global volumes and sales of organic peroxides to the high polymer thermoplastic industry grew in line with overall market growth. The fastest growth was in Asia Pacific, due to a concerted effort to supply the new polymer producing locations in China. The business is also continuing to optimize its manufacturing activities by closely aligning operations at its Mexico and Texas sites. Sales of HPS’ specialty antifouling agents and suspending agents continue to improve as part of our effort to grow this new business in Asia Pacific and the Americas. New and improved products are also being brought to commercial production and should start to produce positive results in 2006.

Cross-linking Peroxides, Thermoset Peroxides, and Polymer Additives (XTP) had a fairly good year. Revenues grew by 7%, while the financial performance saw a similar improvement. The polymer additives activities are growing quickly, and because this business has been the hardest hit in terms of raw material cost increases, price improvement programs were vital in defending our margins. We also maintained our global market leadership in several categories of cross-linking peroxides and polymer additives.

Organometallic Specialties (OMS) registered significant price improvements in the latter part of 2005, although this did not fully compensate the raw material price hikes we experienced throughout the year. We were particularly impacted by persistent price rises in olefins and solvents, but were able to recover from low margins in some areas by sacrificing capacity in order to control operating costs. Hurricanes Katrina and Rita also had a significant negative sales impact on our business operations on the U.S. Gulf Coast.

On the product development front, good progress has been made during the last 12 months, while three new business ventures have taken significant strides forward. High Purity Metalorganics (HPMO), which serves the compound semiconductor industry, continued its year-on-year improvement driven by the introduction of an industry-leading product delivery system known as Hiperloop™. Given the continued demand for lasers and light emitting diodes (LEDs), we believe HPMO should continue to register growth, particularly from its product line in Deer Park, Texas.

Meanwhile, the FuzeBox® metal deposition venture–which coats fasteners with aluminum to improve corrosion performance–moved closer to commercialization. The first semi commercial FuzeBox® unit was installed in the second quarter of 2006. The Continuous Initiator Dosing (CID) venture, which is a process improvement technology for the manufacture of PVC, also moved closer to full commercialization with the signing of the first commercial license.

Back to Contents

Nonconsolidated Company – Flexsys

Operating income of this 50%-owned rubber chemicals joint venture was considerably better than in the previous year, which was caused by improved market conditions for the key product groups and the effects of the cost-saving programs started in 2004.

The company is in the process of divesting its 50%-stake in Flexsys.

SERVICE BUSINESSES

Engineering

Compared with 2004, Akzo Nobel Engineering’s revenues were slightly lower, but volumes remained healthy. More than half of our activities involved Akzo Nobel Chemicals business units or external chemical companies worldwide, while third party fiber activities accounted for another quarter. Consultancy services provided to the company’s Organon and Intervet businesses declined, but are expected to increase again. Akzo Nobel Engineering and the Akzo Nobel Chemicals Group intend to combine forces by integrating their service activities in areas such as engineering, inspection, technology, safety, health, environment, regulatory affairs, toxicology, and sustainable development. This will result in a more effective organization with a broader knowledge base.

Nobilas

Nobilas established itself during 2005 as a professional service provider in the field of international vehicle accident management. Significant progress was made on developing the dedicated ICT proprietary system Condor, which supports the complete accident management process, including web-enabled customer views. Nobilas is now active in 12 countries in Western Europe and North America and all country organizations are connected to the central Condor system. Nobilas’ volume of repairs and related services grew by 40% in 2005 and further opportunities for growth are expected in the near future, especially in the corporate fleets, leasing, and insurance areas.

SOURCES AND AVAILABILITY OF RAW MATERIALS

Raw materials essential to our business are purchased in the normal course of business from numerous suppliers worldwide. Important raw materials or auxiliary materials for the company’s production processes are salt, petroleum and petroleum derivatives, natural gas, titanium dioxide, and electricity. In principal, these materials are widely available from multiple sources. No serious shortages or delays were encountered in 2005 and although we expect to be able to meet our requirements from our strategic reserves in the foreseeable future, increases to the volume of production of any product may be impeded by the limited availability of certain raw materials.

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

Back to Contents

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

Organon and Intervet
The company sells its human-healthcare prescription medicines primarily through sales representatives to wholesale drug distributors, independent and chain pharmacies, hospitals, government entities and other institutions. The products are dispensed to the public through prescriptions written by physicians. Similar procedures generally apply for the animal-healthcare products, whereby representatives of the company visit veterinarians or farmers.

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

Chemicals
Chemical products are sold in a wide range of industries. These products are either marketed directly or through independent merchants, wholesalers, and distributors who resell them to smaller users. Commodity products are sold through a direct sales force or through distributors primarily to other operators in the chemical industry.

INTELLECTUAL PROPERTY

The company’s intellectual property portfolio includes numerous patent applications and patents, trademark applications and registrations, domain name registrations and trade secrets, which all help to protect its products, processes, goodwill, and know-how. Where appropriate, the company seeks intellectual property rights in relevant regional markets. The company monitors its competitors, enforces its own intellectual property rights whenever and wherever advisable and challenges third party intellectual property rights and claims, whenever appropriate. Intellectual property agreements are in force with many of the company’s employees, and there are numerous confidentiality agreements in force with customers and suppliers to protect the company’s know-how.

Back to Contents

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

The introduction of new pharmaceutical products generally entails a lengthy regulatory approval process. Of particular importance is the requirement in all major countries that products be authorized or registered by governmental regulatory authorities prior to marketing and that such authorization or registration is maintained subsequently. The regulatory process requires increased testing and documentation for clearance of new drugs and vaccines, and a corresponding increase in the expense of product development. To register such a product, a registration file containing evidence regarding the quality, safety and efficacy of the product must be submitted to regulatory authorities. The registration process may take one to several years, depending on the jurisdiction, the quality of the data submitted, the efficiency of the registration authority’s procedures, and the nature of the product.

In the United States, applications for drug registration are submitted to and reviewed by the United States Food and Drug Administration (“FDA”). Registrations of veterinary vaccines are reviewed by the US Department of Agriculture (“USDA”) in a slightly different procedure. The FDA regulates the testing, approval, manufacturing, labeling, and marketing of pharmaceutical products intended for commercialization in the United States, as well as the monitoring of all pharmaceutical products currently on the U.S. market. The pharmaceutical development and registration process is intensive, lengthy, and rigorous. A new drug application is filed with the FDA if the data demonstrate sufficient quality, safety, and efficacy. The new drug application must contain all the specific information that has been gathered and also covers all subjects tested in clinical trials. Very similar requirements apply to field trials for veterinary drugs and to vaccine registrations with the USDA.

If the FDA or the USDA, as the case may be, approves a new drug application, the new drug becomes available for physicians or veterinarians to prescribe.

Thereafter for human drugs, the drug license owner must submit periodic update reports to the FDA, including any cases of adverse reactions. For some drugs, the FDA requires additional studies to evaluate long-term effects or to gather information on the use of the product under special conditions. The FDA also requires compliance with standards relating to laboratory, clinical, and manufacturing practices.

In the European Union (“EU”), there are two types of marketing authorization, namely the Community Authorisation (Community responsibility) and the National Authorisation (responsibility of the competent

1 In this section, the term “pharmaceutical industry” encompasses both human and animal healthcare, unless specifically indicated.

Back to Contents

authorities of the Member States). A Community Authorisation is obtained via the Centralized Procedure (“CP”). In the CP, applications are made to the European Medicines Agency (“EMEA”) for review and a scientific opinion by its Committees. The EMEA’s opinion is forwarded to the European Commission for authorization, which is valid across all EU member-states. The CP is mandatory for biotechnology products, orphan medicinal products, and for products containing a new active substance developed for some specifically defined indications (e.g. AIDS, cancer). It is optional for products containing new active substances, products which constitute a significant therapeutic, scientific or technical innovation or products for which a Community authorization would be in the interest of patient health at community level.

When a National Authorisation is needed in more than one member state the Mutual Recognition Procedure (“MRP”) or the Decentralised Procedure (“DP”) needs to be followed. In the MRP, a first authorization is granted by a single EU member-state. Subsequently, mutual recognition of this first authorization can be sought from the remaining EU member-states. In the DP, a Reference Member State prepares an assessment report based on its own assessment and contributions from the Concerned Member States. Potentially serious public health concerns that cannot be resolved during the DP or MRP will be referred to a Co-ordination Group followed by a referral procedure (and a binding Commission decision) if no consensus is reached. EU member-states also run their own pharmacovigilance systems to which post-marketing adverse events are reported. The EMEA coordinates the pharmacovigilance activities within the EU. In the EU, pharmaceutical companies have to comply with GLP, GMP, and GCP regulations in order to develop, produce, and test pharmaceutical and biological products.

In Japan, applications for marketing authorization are made to the Pharmaceutical and Medical Devices Organization (“PMDA”). After a check on GLP and GCP compliance and a reliability review of the data, the PMDA performs a scientific review of the NDA application and prepares a review report. This review report is forwarded to the Ministry of Health, Labor and Welfare (“MHLW”). The review report of the PMDA is also forwarded to the Pharmaceutical Affairs Food & Sanitation Council (“PAFSC”), a consultative body to the MHLW. After advice from the PAFSC, only the Minister of MHLW is authorized to issue a license. For veterinary products, a similar procedure applies whereby the Ministry of Agriculture, Forestry and Fisheries is authorized to issue licenses.

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

In the United States, debate over the reform of the healthcare system has resulted in an increased focus on pricing. Although there are currently no government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain healthcare programs. In the absence of new government regulation, managed care has become a potent force in the market place that increases downward pressure on the prices of the pharmaceutical products. In addition, the current national debate over Medicare costs could increase pricing pressures. As of January 1, 2006, Medicare pays for outpatient pharmaceutical coverage for beneficiaries and the U.S. government could use its enormous purchasing power to demand discounts from pharmaceutical companies thereby creating de facto price controls on prescription drugs. On the other hand, Medicare coverage of outpatient pharmaceuticals may

Back to Contents

increase the volume of pharmaceutical drug purchases, offsetting, at least in part, potential price discounts. As a result, we expect that pressure on pricing and operating results will continue.

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

In Japan, the National Health Ministry biannually reviews the pharmaceutical prices of individual human products. In the past, these reviews have resulted in price reductions. It is expected that the Japanese government will perform a healthcare reform and that the pharmaceutical pricing system will be one of the issues closely looked at. Key issues are the evaluation of innovative products and the pricing of long-listed products, including the biannual reduction of reimbursement prices adjusted for actual discounts given.

C. ORGANIZATIONAL STRUCTURE

For a description of the organization of the company see B. Business Overview.

Reference is made to Exhibit 8 for a list of the company’s subsidiaries.

D. PROPERTY, PLANT AND EQUIPMENT

A substantial portion of Akzo Nobel’s principal production plants and research facilities are located in Europe and North America. Akzo Nobel’s principal production plants and research facilities are located in the Netherlands, Germany, United Kingdom, Sweden, France, Italy, the United States, Brazil, and China. In total, Akzo Nobel has over 300 production plants throughout the world.

The most important production sites for Pharma are in Oss and Boxmeer, the Netherlands; Swords, Ireland; Durham, North Carolina; and DeSoto, Kansas.

The major Coatings sites are based in Montataire, France; Sassenheim, the Netherlands; Cologne, Germany; Barcelona, Spain; Cernobbio, Italy; Malmö, Sweden; Darwen and Hull, United Kingdom; Houston, Texas; Columbus, Ohio; High Point, North Carolina; Nashville, Tennessee; São Paulo, Brazil; Suzhou Jiashan, Shanghai, and Tianjin, China; Chilseo, Republic of Korea; and Melbourne, Australia.

For Chemicals, the major production sites are located in Delfzijl, Hengelo, and Rotterdam, the Netherlands; Bohus and Stenungsund, Sweden; Pasadena, Texas; and Bahia, Brazil.

Akzo Nobel’s policy is generally to own its facilities. The net book value of its property, plant equipment was EUR 3.4 billion at December 31, 2005. The book value of property, plant and equipment financed by installment buying and leasing was EUR 61 million at December 31, 2005. Akzo Nobel has rented certain offices and warehouses by means of operational leases.

Akzo Nobel believes that its production plants and research facilities are well maintained and generally adequate to meet its needs for the foreseeable future.

Back to Contents

Further discussions on relevant developments in property, plant and equipment are included in Item 4.B under B – “Business Review and Developments at Business Units”.

For environmental issues affecting the company’s properties, reference is made to Legal Proceedings in Item 8 “Financial Information”.

Item 4.A UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is based on the consolidated financial statements of Akzo Nobel included in this annual report under Item 18 and should be read in conjunction with those statements and the other financial information included herein, including the industry segment information and information by geographical area.

The consolidated financial statements of Akzo Nobel appearing in this annual report are prepared in accordance with IFRS, which differ in certain respects from US GAAP. The significant differences between IFRS and US GAAP affecting Akzo Nobel's net income and shareholders’ equity are described in Note 23 of the Notes to the Consolidated Financial Statements of Akzo Nobel.

Any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on the company’s revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial condition, if any, are discussed in the relevant chapters below. For developments in the first quarter of 2006 reference is made the Report for the 1st Quarter of 2006, which has been furnished on Form 6-K to the Commission on April 20, 2006, which is incorporated by reference into this Annual Report.

2005 COMPARED TO 2004

Net income was up 2% compared with 2004 and amounted to EUR 961 million, which is EUR 3.36 per share (2004: EUR 3.31). Organon earnings were up due to increased revenues and to income derived from deals with other pharma companies. Premarketing costs and R&D expenses were higher as a consequence of our investments in future growth. Intervet’s EBIT was up substantially. Coatings revenues showed satisfactory growth of 6% but margins were under pressure from increased raw material prices and weaker European economies, especially in the first half of the year. In the second half, performance of the industrial coatings activities improved. Chemicals present operations achieved robust growth in revenues and EBIT, despite higher energy and raw material prices.

Back to Contents

Revenues, Cost, and Income

	Statement of income
Millions of euros	2005	2004

Revenues	13,000	12,833
Cost of sales	(7,066)	(6,825)

Gross profit	5,934	6,008
Selling expenses	(3,297)	(3,254)
Research and development expenses	(834)	(816)
General and administrative expenses	(693)	(674)
Other operating income/(expenses)	16	(1)
IAS 39 fair value adjustments	26
Incidentals :
- Special benefits	571	84
- Results on divestments	44	579
- Restructuring and impairment charges	(169)	(197)
- Charges related to major legal, antitrust, and
environmental cases	(112)	(202)

Operating income	1,486	1,527
Financing charges, net	(156)	(144)

Operating income less financing charges	1,330	1,383
Income taxes	(336)	(412)

Earnings of consolidated companies after taxes	994	971
Earnings from nonconsolidated companies	4	10

Profit for the period	998	981
Minority interest, attributable to minority shareholders	(37)	(36)

Net income, attributable to equity holders	961	945

Revenues
Revenues from our present operations amounted to EUR 13.0 billion, up 6% on last year. This was mainly attributable to autonomous growth across all segments. Organon’s revenues decline in recent years was reversed with growth of 3%. Intervet performed well, delivering 7% growth. Coatings and Chemicals realized healthy autonomous growth of 4%. On balance, currency translation had a slight positive effect during the year.

Back to Contents

Akzo Nobel’s total revenues developed as follows:

				Currency	Divestments/
In percent	Total	Volume	Price	translation	translation

Organon	3	2	–	1	–
Organon	3	2	–	1	–
Intervet	7	5	1	2	(1)
Coatings	6	(1)	5	1	1
Chemicals, present operations	4	1	3	–	–
Akzo Nobel	1	1	3	1	(4)[1]

1	Includes the effect of the Chemicals businesses divested in 2004.

Operating Income
Operating income excluding incidentals from present operations was EUR 1,152 million, on balance down 6% compared with 2004. EBIT margin was 8.9% (2004: 10.0%). Total operating income for the year decreased by 3% from EUR 1,527 million to EUR 1,486 million with an EBIT margin of 11.4% (2004: 11.9%).

Organon’s earnings were up on the previous year due to revenues growth of 3% and the special benefits derived from deals with other pharma companies. NuvaRing® and Puregon® were the main drivers of revenues growth. The decline of Remeron® sales was less than expected. Sales of Livial® were slightly down. Intervet earnings were boosted by strong autonomous growth of 6% and improved supply chain management. In the first half year, Coatings earnings were impacted by significantly increased raw material prices and weaker European economies, while in the second half, the industrial coatings activities delivered a strong performance. Earnings from the present Chemicals operations were up 18%, despite higher energy and raw material prices.

The special benefits are attributable to the termination of the Risperdal® copromotion contract (EUR 149 million) and the settlement with Duramed/Barr on their infringement of Organon’s rights to the Mircette® patent (EUR 109 million). In addition, the new Dutch defined contribution pension plan and the termination of the postretirement healthcare scheme resulted in a release of provisions of EUR 283 million. The divestment of Intervet’s feed additives business and the company’s stake in Svensk Ethanolkemie resulted in a profit of EUR 44 million. The restructuring and impairment charges of EUR 169 million were due to programs at Organon’s active pharmaceutical ingredients business and several Coatings and Chemicals projects. The settlement of the last Remeron® court case cost EUR 64 million, while a charge of EUR 39 million was recorded for additions to the provision for antitrust cases.

R&D Expenses
Akzo Nobel’s R&D expenses were EUR 834 million, which is equivalent to 6.4% of revenues. For 2004, this was EUR 816 million and 6.4%, respectively. In 2005, Organon spent 18% of its revenues on R&D. The Intervet ratio amounted to 10%, while for Coatings and Chemicals this ratio remained unchanged at around 3%.

Net Financing Charges
Financing charges increased from EUR 144 million in 2004 to EUR 156 million in 2005 due to higher interest charges on discounted provisions (2005: EUR 41 million; 2004: EUR 21 million). However, interest on net interest-bearing borrowings was lower due to decreased net liabilities (2005: EUR 115 million; 2004: EUR 123 million). Interest coverage decreased from 10.6 to 9.5. EBITDA coverage was 13.2 (2004: 14.5).

Back to Contents

Income Taxes
The tax charge decreased from 30% in 2004 to 25% in 2005. This is attributable to the geographical mix of the company’s results and favorable settlements of certain tax disputes.

Earnings from Nonconsolidated Companies
Earnings from nonconsolidated companies were EUR 4 million, down EUR 6 million compared to 2004. The overall operational performance of the nonconsolidated companies on balance improved slightly, as higher results for Flexsys and most of the other Chemicals joint ventures more than offset the earnings decline at Methanor and the loss of earnings from the divested Catalysts joint ventures. 2005 earnings include net incidental losses of EUR 37 million (2004: EUR 29 million). These concerned an impairment charge for Methanor and charges related to guarantees for environmental costs at Acordis.

Incidentals
Incidentals are special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases.

Special Benefits
In 2005, the special benefits mainly relate to the termination of the Risperdal® copromotion (EUR 149 million), the settlement with Duramed/Barr on Mircette (EUR 109 million), the release of provisions due to termination of the postretirement healthcare plan in the Netherlands, and the change to a defined contribution plan in the Netherlands (EUR 283 million). In 2004, the special benefits mainly related to the full transfer of Arixtra® to Sanofi-Synthélabo (EUR 54 million), the early entrance fee for a marketing license for Remeron® in Germany, and the settlement of insurance claims for the West Orange site.

Results on divestments
Results on divestments in 2005 mainly concern the divestment of Intervet’s feed additives business and the divestment of the company’s interest in Svensk Ethanolkemie AB. In 2004, the gain on the divestments is mainly related to the divestment of Catalysts, Phosphorus Chemicals, and Coating Resins.

Legal, antitrust, and environmental cases
Charges related to major legal, antitrust, and environmental cases for 2005 include EUR 64 million for the settlement of the last Remeron® case, EUR 39 million for antitrust cases, and EUR 9 million for environmental risks at derelict sites of companies acquired in the past. In 2004, these charges related to antitrust (EUR 102 million), Remeron® cases (EUR 89 million), and environmental cases (EUR 11 million).

Back to Contents

Restructuring and Impairment Charges
The restructuring and impairment charges in 2005 consist of the following elements:

Millions of euros

Asset impairments at
– Organon	(67)
– Coatings	(5)
– Chemicals	(49)
Restructurings at
– Organon	(3)
– Coatings	(31)
– Chemicals	(14)

Total	(169)

In 2005, the asset impairments mainly relate to Organon's active pharmaceutical ingredients activities and the Chemicals McCook plant in the United States. Organon's active pharmaceutical ingredients activities are under pressure from difficult market circumstances, leading to a pre-tax impairment charge of EUR 67 million. The impairment of the McCook plant was the result of restructuring of the production capacity in order to address the more competitive environment in which the Surfactants business operates. In addition, several smaller impairments at Chemicals and Coatings were recognized. Restructuring charges relate to several relatively smaller plans within the company and comprise accruals for employee benefits and for costs directly associated with plans to exit specific activities and to close down facilities. For all restructurings a detailed formal plan exists, and the implementation of the plan has started or the plan has been announced.

Restructuring of Activities
Provisions for restructuring of activities comprise accruals for certain employee termination benefits and for costs which are directly associated with plans to exit specific activities, primarily related to costs associated with closing down facilities.

Back to Contents

	Termination	Exit	Total
Millions of euros	benefits	costs	provision

Balance at December 31, 2003	211	83	294

Changes in exchange rates		(2)	(2)
Additions charged to income as restructuring charge under
incidentals	90	31	121
Other additions charged to income	(12)	14	2
Utilization	(119)	(53)	(172)
Divestiture	(2)		(2)

Balance at December 31, 2004	168	73	241

Changes in exchange rates		2	2
Additions charged to income as restructuring charge under
incidentals	48		48
Other additions charged to income	3	14	17
Utilization	(71)	(38)	(109)
Amounts reversed during the year	(9)	(2)	(11)
Unwind of discount	8	3	11

Balance at December 31, 2005	147	52	199

2005 movements
For the additions charged to income reference is made to the disclosure under restructuring and impairment charges in 2005 compared to 2004. The additions to termination benefits involve approximately 645 jobs at various sites all over the world.

During 2005, the total amount paid and charged against the related liability amounted to EUR 71 million for termination benefits and EUR 38 million for exit costs. These payments and charges all concerned the execution of plans decided upon during 2005 and prior years.

The company has a sizeable number of restructuring programs involving personnel reductions at numerous sites all over the world, none of which are individually significant to the consolidated financial statements of the company.

2004 movements
The additions to termination benefits involve approximately 1,840 jobs at various sites all over the world.

During 2004, the total amount paid and charged against the related liability amounted to EUR 119 million for termination benefits and EUR 53 million for exit costs. These payments and charges all concerned the execution of plans decided upon during 2004 and prior years.

Back to Contents

Number of employees
The number of employees developed as follows:

Number of	December 31,		Other	December 31,
employees	2005	Restructurings	changes	2004

Organon	14,100	–	10	14,090
Intervet	5,260	–	(10)	5,270
Coatings	29,200	(500)	840	28,860
Chemicals	11,430	(390)	(70)	11,890
Others	1,350	(30)	40	1,340

Akzo Nobel	61,340	(920)	810	61,450

At the end of 2005, the company had 61,340 employees, virtually unchanged from year-end 2004. Growth of our business in emerging markets and acquisitions resulted in a workforce expansion of 810, while restructuring programs in Coatings and Chemicals in the mature markets resulted in a decrease of 920.

Revenues and Operating Income by Activities
Earnings development per group was as follows.

	Revenues		Operating income
Millions of euros	2005	2004	2005	2004

Organon	2,425	2,344	415	275
Intervet	1,094	1,027	238	184
Coatings	5,555	5,237	384	406
Chemicals	3,890	4,317	312	869
Miscellaneous products, intragroup
deliveries, and eliminations	36	(92)	137	(207)

Total	13,000	12,833	1,486	1,527

Organon

Percentage
of revenues
Country of origin	2005

The Netherlands	31
Germany	2
United Kingdom	2
France	4
Other European countries	34
USA and Canada	12
Latin America	5
Asia	8
Other regions	2

Back to Contents

2005 was a turning point for Organon, as the organization established a solid base for future growth. Organon’s revenues in 2005 (EUR 2,425 million, up 3%) started growing again following several years of declining sales since Remeron® lost its market exclusivity in the United States. The strong performances of Puregon® and NuvaRing® were instrumental in contributing to this return to growth in 2005.

Sales of Organon’s key products developed as follows:

Millions of euros or %	2005	Total change	Autonomous
	revenues	%	growth %[1]

Contraceptives	564	8	7
– of which NuvaRing®	127	57	58
Puregon®/Follistim®	355	20	24
Remeron®	283	(22)	(22)
Livial®	154	(4)	(6)
Pharmaceutical ingredients	228	8	8

1	Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. In this case it only excludes the change in sales attributable to currency translation effects. Acquisitions and divestments were not applicable.Reference is made to the remarks under Introduction on page 4.

Operating income showed strong growth compared to the previous year (EUR 415 million, up 51%) despite rising R&D expenses, the settlement of the last lawsuit for Remeron® in the United States, and an impairment charge of EUR 67 million in the pharmaceutical ingredients unit. Organon received significant cash amounts from Johnson & Johnson for terminating the copromotion contract for Risperdal® and from Duramed/Barr for the patent litigation settlement involving our oral contraceptive Mircette®.

Organon’s contraceptive vaginal ring, NuvaRing®–which has now been introduced in more than25 countries–is also continuing to enjoy steadily increasing sales in many markets. After a successful pilot in three states, a direct-to-consumer advertising campaign was launched in November to promote NuvaRing® throughout the United States, mainly consisting of television commercials.

Puregon/Follistim®, Organon’s biotech fertility product, has become one of our biggest selling products. Performance was particularly boosted by strong U.S. sales resulting from a successful launch of the Follistim Pen™ and product line extensions. In 2005, Puregon®/Follistim® was also introduced in Japan and China.

For Livial® in the United States, additional data was submitted to the FDA in December 2005. In June 2006, however, the FDA determined that the NDA submitted for this product was “not approvable”.

Nobilon
The development of human influenza vaccines by Nobilon, in cooperation with Organon and Intervet, is progressing according to schedule.

Nobilon is in the process of upscaling its influenza antigen production based on cell culture technology.

Back to Contents

Intervet

Percentage
of revenues
Country of origin	2005

The Netherlands	34
Germany	13
United Kingdom	5
France	5
Other European countries	12
USA and Canada	15
Latin America	9
Asia	3
Other regions	4

Intervet produced consistently strong results during 2005, as the strategic initiatives introduced in recent years began to pay off. Revenues increased by 7% to EUR 1,094 million, with volume growth being the main contributor. These increased volumes and the resulting boost in earnings were favorably impacted by efficiency improvements in manufacturing, supply chain, and marketing, and the result on the divestment of the feed additives business. Intervet was therefore able to deliver an operating income of EUR 238 million, up 29% from 2004 and equivalent to an EBIT margin of 21.8%.

We further expanded our strong market position in Europe–where the business generates more than 50% of its revenues–and our development in North America was characterized by growth in key areas, while sales in Latin America were boosted by substantial growth in Brazil and Chile. This strong growth was achieved even though a number of disposals took place, with Intervet divesting interests in noncore areas such as the diagnostic and feed additive activities.

Intervet will continue to sharpen its focus on major food and companion animal markets, and we expect to see similarly positive trends beyond 2005, when new products resulting from our extensive research and development programs should enhance our existing portfolio.

Looking at 2005 in more detail, market gains in Europe were largely attributable to improved supplies and the strong sales growth of Cobactan®, our innovative range of anti-infective formulations based on the proprietary molecule cefquinome. In North America, sales were buoyed by new product introductions in the companion animal sector, including Vetsulin® (the first insulin to treat diabetes in dogs) and Continuum® (a combination vaccine with long-lasting immunity). The recently launched cattle bioline Vista® also received a very positive response. Latin American performance was boosted by major growth in Brazil (in various markets) and in Chile, where the main driver was increased sales of fish vaccines. In Asia, where large areas have been severely affected by outbreaks of avian influenza, business is growing.

The acquisition of AgVax Developments Ltd enables Intervet to benefit from AgVax’s close collaboration with its former parent company, AgResearch, New Zealand’s largest Crown Research Institute.

During 2005, we divested large parts of our feed additive business. These activities no longer fitted into our core business operations and had become distanced from Intervet’s strategic focus.

Back to Contents

Coatings

	Percentage of		Percentage of
	revenues		revenues
Business unit	2005	Country of origin	2005

Decorative Coatings	36	The Netherlands	7
Industrial Coatings and Finishes	31	Germany	10
Marine & Protective Coatings	17	Sweden	7
Car Refinishes	16	United Kingdom	10
		France	8
		Other European countries	21
		USA and Canada	15
		Latin America	4
		Asia	13
		Other regions	5

Coatings experienced a tough year due to steeply rising raw material prices and difficult economic conditions in mature markets, especially in Western Europe. Our businesses addressed these issues by focusing on tight cost control and by pushing through price increases. Coatings managed to keep profits at an acceptable level, although the ROI excluding incidentals slipped to just below 20%. Including incidentals, ROI was 17.8%.

Revenues grew autonomously by 4%, mainly fueled by growth in the emerging markets of Asia Pacific, Eastern Europe, and the Middle East. During the year, we opened two new Powder Coatings facilities and two Decorative Coatings plants in China and Vietnam. We also announced the acquisition of the Chinese decorative coatings company Guangzhou Toide Paint Manufacturing Co. (which was completed in the first quarter of 2006), established a Powder Coatings joint venture in Egypt, and invested in the construction of a new Powder Coatings plant in Russia. At the end of 2005, emerging markets represented 34% of our worldwide sales.

The industrial activities put in a strong performance especially in the second half of 2005. Successful marketing initiatives expanded the business base and the average pricing in all markets improved. Marine & Protective Coatings had another good year. Higher sales of added-value products are offering clear operational and financial benefits to our customers, while the growth in target developing markets continues. Car Refinishes results remained under pressure and restructuring programs are being carried out to address this situation. The performance of Decorative Coatings showed a mixed picture. In some of the large western European countries results were under pressure, while in the emerging markets earnings improved.

In mature markets, we continued to improve our portfolio through selective acquisitions. During 2005, we acquired Swiss Lack, the leading supplier of decorative coatings in Switzerland; ICI’s German industrial wood finishes business Zweihorn GmbH; and BASF’s joinery business Glasurit®. In addition, we continued to further expand the commercial distribution network of our European Decorative Coatings business by acquiring a number of wholesalers in Germany, the largest market for architectural paints in Europe.

Back to Contents

Chemicals

Business unit	Percentage of revenues 2005	Country of origin	Percentage of revenues 2005

Pulp and Paper Chemicals	22	The Netherlands	24
Base Chemicals	19	Germany	9
Functional Chemicals	17	Sweden	21
Surfactants	13	UK	1
Polymer Chemicals	12	Other European countries	10
Activities to be divested	17	USA and Canada	21
		Latin America	5
		Asia	7
		Other regions	2

Akzo Nobel Chemicals made good progress in 2005, as it successfully implemented a strategy to streamline its portfolio in order to competitively realign the business for sustainable growth, profitability, and leadership positions in selected markets.

Revenues and operating income improved compared to 2004. The record ROI excluding incidentals of more than 16% underlines the progress which has been made toward our medium term target of 17.5%. The overall performance improved across the board against a backdrop of raw material price increases and rising energy costs. Including incidentals, ROI was 14.4%.

Now organized in five growth platforms–Base Chemicals, Functional Chemicals, Polymer Chemicals, Pulp & Paper Chemicals, and Surfactants–the Chemicals group is starting to reap the benefits of an improved structure and a more focused approach as a result of the strategic revision which began in 2004.

Despite significantly higher energy costs, Base Chemicals turned in an excellent performance in 2005, driven by higher volumes and continuing cost reduction and restructuring programs. Functional Chemicals performed robustly as market demand remained high, while results of Polymer Chemicals were slightly down compared to 2004. Pulp & Paper Chemicals had a mixed year due to margin pressure, experiencing particularly adverse conditions in Europe, but profitable growth in South America and Asia. Profits improved at the newly formed Surfactants business on the back of its revised focus and efficiency measures.

The realignment of the Chemicals group also involved the planned divestment of a number of businesses with combined 2004 revenues of EUR 700 million. These businesses are among others Ink & Adhesive Resins, Oleochemicals, PVC Additives, Salt Specialties, Solar Salt Australia, and Methyl Amines/Choline Chloride. In the meantime, several of these businesses have been divested or offers have been received. The company expects to complete all remaining divestments resulting from the strategic realignment of its Chemicals portfolio during 2006. Recently, it was decided to withdraw Salt Specialties from its list of Chemicals businesses to be divested, as it became clear that a satisfactory deal based on the company’s original divestment offer would not be forthcoming. Flexsys, the 50/50-joint venture with Solutia, is also expected to be sold during 2006.

With the five growth platforms now firmly established, our streamlined businesses are ready to fully implement the strategic plans for the future and expand both operations and profitability.

Back to Contents

Geographic Developments

	Revenues, by destination		Revenues, by origin		Operating income		Identifiable assets
Millions of euros	2005	2004	2005	2004	2005	2004	2005	2004

The Netherlands	862	844	2,459	2,748	474	446	3,061	2,959
Germany	1,238	1,165	1,152	1,050	144	159	750	828
Sweden	516	509	1,237	1,155	137	33	863	847
United Kingdom	809	833	754	848	(59)	(57)	690	582
Other European countries	4,075	4,122	3,069	2,921	527	532	2,112	2,163
USA and Canada	2,400	2,445	2,116	2,221	(67)	60	1,959	1,794
Latin America	830	729	626	493	85	133	619	454
Asia	1,590	1,536	1,231	1,087	192	175	1,017	834
Other regions	680	650	356	310	53	46	329	295
Eliminations, cash and
cash equivalents, and
nonconsolidated
companies, net							1,025	1,195

Total	13,000	12,833	13,000	12,833	1,486	1,527	12,425	11,951

Revenues and earnings in 2005 were only slightly affected by changes in key foreign currencies relative to the euro.

Revenues (by destination) in the Netherlands mainly increased in the Coatings area, while the other segments were at or slightly below last year's level. In Germany, both Coatings and Chemicals increased revenues. Revenues for Pharma in the United States were strong, particularly boosted by Puregon®/Follistim®, due to the successful launch of the Follistim PenTM and product line extensions. Also NuvaRing® grew strongly in the United States, aided by a direct-to-customer advertising campaign in place since November. Coatings revenues in the United States also increased on last year. Lower revenues in the United States for Chemicals were caused by the impact of the Chemicals divestments. Revenues in Latin America increased for all segments. Growth in Asia also continued, especially for Coatings.

In 2005, operating income in Sweden increased considerably compared to 2004, for a large part due to better performance of Coatings and Chemicals. Furthermore, lower restructuring charges contributed to the improved Swedish operating income. The decline in U.S. operating income related to the settlement of the Remeron® court cases and restructuring and impairment charges for several units. Lower 2005 operating income in Latin America is mainly attributable to the divestment results included in 2004 operating income.

LIQUIDITY AND CAPITAL RESOURCES

To Akzo Nobel's knowledge, and other than as disclosed herein, there are no trends or any demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material change in Akzo Nobel's liquidity. As of the date of this Annual Report, Akzo Nobel has no material commitments for capital expenditures other than arising from the normal course of business, and other than as disclosed herein, and, to the knowledge of Akzo Nobel, there are no material trends, favorable or unfavorable, in Akzo Nobel's capital resources. Akzo Nobel believes that its capital resources and funds

Back to Contents

generated by operations will be sufficient to satisfy present and future capital expenditures and other commitments in connection with its ongoing business. Akzo Nobel may, however, utilize other sources of funding, from time to time, as and when appropriate.

Condensed Statement of Cash Flows

Millions of euros	2005	2004

Cashflow from operations	1,624	1,188
Changes in working capital	(248)	(32)
Changes in provisions	(598)	(63)

Net cash from operating activities	778	1,093

Capital expenditures	(514)	(551)
Investments in intangible assets	(67)	(28)
Net cash effect of acquisitions	(55)	(80)
Proceeds from divestments/redemptions	91	1,047
Other	(44)	146

Net cash from investing activities	(589)	534

Cash dividends paid	(366)	(366)
Changes in borrowings	(188)	(169)

Net cash used for financing activities	(554)	(535)

Effect of exchange rate changes on cash and cash equivalents and impact
of IAS 32/39	40	(8)

Change in cash and cash equivalents	(325)	1,084

Net cash provided by operating activities amounted to EUR 0.8 billion in 2005, compared to EUR 1.1 billion in 2004. The cashflow from operations was EUR 0.5 billion above last year, mainly the result of special benefits like the termination of the Risperdal copromotion and the settlement with Duramed/Barr on Mircette. On the other hand, taxes paid were substantially up as a result of the settlement of tax returns and assessments.

Working capital increased EUR 0.2 billion on last year, mainly the result of higher working capital needs due to strong revenues growth in the last quarter of 2005.

Changes in provisions included the one-time contributions to the company’s Pension Fund in the Netherlands due to the changes in the pension plan.

Net cash from investing activities was an outflow of EUR 0.6 billion compared to an inflow of EUR 0.5 billion last year. This decline is mainly attributable to lower proceeds from divestments and lower dividends received from nonconsolidated companies.

Capital expenditures amounted to EUR 514 million, EUR 37 million below the 2004 level. Capital expenditures were 97% of depreciation. Investments are targeted at priority businesses and regions, particularly China and Central and Eastern Europe, where growth continued at high rates and where we

Back to Contents

opened several new factories. Chemicals’ investments also include projects in the Netherlands, Sweden, and Brazil.

Investments in intangible assets were mainly due to the new R&D collaboration contracts with Lexicon Genetics and Merck KGaA affiliate Laboratoire Théramex.

Acquisition expenditures cover several bolt-on acquisitions in Coatings and the AgVax acquisition at Intervet.

Proceeds from divestments principally related to the sales of the feed additives business of Intervet and the Svensk Ethanolkemie operations of Chemicals. Last year’s proceeds principally stemmed from the divestment of Catalysts, Phosphorus Chemicals and Resins.

Net cash used for financing activities was with EUR 0.5 billion at last year's level. The main changes in borrowings in 2005 were the redemption of the NLG 500 million 1995-2005 bond (EUR 227 million), partially offset by the termination of a currency swap, which generated EUR 78 million1. Dividends paid were at the same level as in 2004.

Akzo Nobel has a U.S. commercial paper program of USD 1.0 billion and a euro commercial paper program of EUR 1.5 billion. At December 31, 2005, these commercial paper programs were not used.

At December 31, 2005, the total amount of long-term credit facilities arranged by Akzo Nobel amounted to EUR 1.5 billion. This facility can be used for general corporate financing purpose and supports our commercial paper programs in the euro-market and in the United States. During 2005, none of the facilities were used.

In May 2006, Akzo Nobel entered into a new seven-year EUR 1.5 billion multi-currency revolving credit facility. The new financial arrangement replaced the aforementioned previous EUR 1.5 billion credit facility, which was due to expire in November 2008. It will, like the previous facility, be used as liquidity backup for Akzo Nobel’s commercial paper programs and for general funding purposes.

At present, the company’s long-term credit rating from Moody’s is A3 with a short-term rating of P-2, both with a so-called “stable outlook”. The current long-term credit rating from Standard & Poor’s is A–and their short-term rating is A-2, both with a so-called “stable outlook”.

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

1	In January 2005, the company terminated a currency swap contract whereby EUR 250 million floating-rate EURIBOR-related liabilities were swapped into USD 223 million LIBOR-related liabilities, generating EUR 78 million in cash proceeds. This swap was part of an interest rate currency swap whereby euro-denominated fixed rate liabilities were swapped into floating rate U.S. dollar-denominated liabilities.

Back to Contents

At December 31, 2005, the company had a cash position of EUR 1.5 billion, which was freely available in full. The cash position was slightly down on last year, mainly attributable to the payments to the Dutch Pension Fund in connection with the transition to the defined contribution scheme, and lower proceeds from divestments. Net interest-bearing borrowings1 were up EUR 0.5 billion to EUR 1.6 billion.

For additional information on the type of financial instruments used by the company, the maturity profile of the company’s debt, and the currency and interest rate structure of such debt, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” under Foreign Currency Exchange Risk Management and Interest Rate Risk Management.

Equity increased EUR 0.8 billion as a result of retained 2005 income.

Year-end gearing2 improved from 0.52 at January 1, 2005, to 0.44 at December 31, 2005.

Contractual obligations

The following table summarizes our principal contractual obligations at December 31, 2005.

Contractual obligations		Payments due by period
Millions of euros		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years

Long-term debt and capital lease obligations*	2,745	43	637	1,097	968
Commitments for interest**	564	137	262	118	47
Operating leases and other long-term
commitments	822	261	266	175	120
Commitments for raw materials and services	1,513	655	697	93	68
Commitments for capital expenditures	76	66	10

Total Contractual Obligations	5,720	1,162	1,872	1,483	1,203

*	Of which capital leases total EUR 32 million, reasonably spread over future years.
**
Interest commitments based on fixed interest rates. For some loans interest rate swaps were concluded, whereby the fixed rate is changed in a floating LIBOR or floating EURIBOR rate. Reference is made to Note 16 of the Notes to the Consolidated Financial Statements.

All purchase commitments for raw materials and services are in the ordinary course of business.

Guarantees related to nonconsolidated companies totaled EUR 3 million (at December 31, 2004:EUR 5 million). As general partners in several partnerships, Akzo Nobel companies are liable for obligations incurred by these partnerships. At December 31, 2005, the risk ensuing from known liabilities associated with these partnerships was EUR 113 million (at December 31, 2004: EUR 92 million).

Certain Trading Activities

Although the company hedges certain foreign currency, interest, and raw material pricing exposures, it does not actively trade in derivative financial instruments. Furthermore, the company does not hold any derivative financial instruments where fair values are determined other than on an active trading market.

1	Defined as Long-Term Borrowings plus Short-Term Borrowings less Cash and Cash Equivalents.
2	Net Interest-Bearing Borrowings divided by Equity.

Back to Contents

Off-Balance Sheet Transactions

Other than the activities in nonconsolidated joint ventures with other (industrial) partners and operational leases of certain assets, the company does not utilize special-purpose entities or engage in other off-balance sheet activities.

Reference is made to Note 9 of the Notes to the Consolidated Financial Statements.

Guarantees related to nonconsolidated companies totaled EUR 3 million (at December 31, 2004: EUR 5 million). As general partners in several partnerships, Akzo Nobel companies are liable for obligations incurred by these partnerships. At December 31, 2005, the risk ensuing from known liabilities associated with these partnerships was EUR 113 million (at December 31, 2004: EUR 92 million).

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and development spending amounted to EUR 816 million in 2004, and EUR 834 million in 2005. The company’s research and development policies are specific to each of its three groups. For additional information regarding the company’s research and development policies for the last three years, see Item 4 “Information on the company” under B. Business Overview.

CRITICAL ACCOUNTING POLICIES

For the financial years 2004 and 2005, Akzo Nobel has presented its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The preparation of Akzo Nobel’s financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent liabilities at the date of our financial statements. The policies that management considers to be most important to the presentation of Akzo Nobel’s financial condition and results of operations and to require the most significant demands on management's judgments and estimates about matters that are inherently uncertain are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Akzo Nobel believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity, which in turn could materially affect net income and the balance sheet if various assumptions were changed significantly. A complete description of Akzo Nobel’s accounting policies is presented in Item 18 under Summary of Significant Accounting Policies Used in Preparing the Consolidated Financial Statements.

Impairment of intangible assets and property, plant and equipment

The company reviews long-lived assets for impairment when events or circumstances indicate carrying amounts may not be recoverable. Assets subject to this review include intangible and tangible fixed assets.

In determining impairments of intangible and tangible fixed assets, management must make significant judgments and estimates to determine if the cash flows generated by those assets are less than their carrying value. Determining cash flows requires the use of judgments and estimates that have been included in the company's strategic plans and long-range planning forecasts. The data necessary for the execution of the impairment tests are based on management estimates of future cash flows, which require estimating revenue growth rates and profit margins. Assets are written down to their recoverable amount.

Back to Contents

The recoverable amount of impaired assets is determined by taking into account these estimated cash flows and using a net present value technique based on discounting these cash flows with business specific discount rates.

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

The company has recorded a valuation allowance of EUR 35 million as of December 31, 2005, based on estimates of taxable income by jurisdiction in which the company operates and the period over which deferred tax assets are recoverable. In the event actual results differ from these estimates in future periods, and depending on the tax strategies that the company may be able to implement, changes to the valuation allowance could be required, which could impact our financial position and results of operations.

Provisions

By their nature, provisions for contingent liabilities are dependent upon estimates and assessments whether the criteria for recognition have been met, including estimates as to the outcome and the amount of the potential cost of resolution. Contingent liabilities are recognized by a charge against income when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated.

Contingent liabilities and provisioning for environmental matters, antitrust cases, other litigation, and tax disputes are discussed in Note 15 – Commitments and Contingent Liabilities of the Notes to the Consolidated Financial Statements of Akzo Nobel. For provisions for environmental matters such estimates are based on the nature and seriousness of the contamination as well as on the technology required for cleanup. The provision for antitrust cases is based on an estimate of the costs, fines and civil damages, taking into account legal advice and the current facts and circumstances. Provisions for other litigation and tax disputes are also based on an estimate of the costs, taking into account legal advice and information currently available.

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

Back to Contents

Accounting for pensions and other postretirement benefits

Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee's approximate service period, based on the terms of the plans and the investment and funding decisions made by the company. The accounting requires management to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, and future healthcare costs. Periodically management consults with outside actuaries regarding these assumptions. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. For details on key assumptions and policies, see Note 13 of the Notes to the Consolidated Financial Statements of Akzo Nobel.

It should be noted that when discount rates decline or rates of compensation increase due to e.g. increased inflation–pension and postretirement benefit obligations will increase. Net periodic pension and postretirement costs might also increase, but that depends on the actual relation between the unrecognized loss and the so-called corridor (10% of the greater of benefit obligations and plan assets) as well as on the relative change of the discount rate versus the change of the benefit obligation.

If the company would have to lower the assumed expected return on plan assets, this would result in higher net periodic pension costs.

NEW ACCOUNTING PRONOUNCEMENTS

IFRS
For the implementation of IFRS reference is made to Note 24 of the Notes to the Consolidated Financial Statements.

The company has not yet determined the impact of new accounting standards issued, but not yet effective.

US GAAP
The Financial Accounting Standards Board (“FASB”) issued several pronouncements, of which the following are applicable to the company.

In May 2005 the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections’, which replaces APB Opinion No. 20 and SFAS No. 3. The Statement establishes retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements for new accounting pronouncements. Error corrections must be applied in the same way as accounting changes. In conformity with the transition guidance in this Statement, the company adopted SFAS No. 154 as from May 2005.

In March 2005, FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations’ was issued. The Statement clarifies that the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and the method of settlement. Accordingly the company would be required to recognize a liability for the fair value of a conditional asset retirement obligation if that fair value can be reasonably estimated. The Statement became effective on December 31, 2005. The company has investigated the existence of such obligations and concluded that the effects on the financial statements are negligible, as under IFRS also similar provisions were recognized already. It should be

Back to Contents

noted that the company also has asset retirement obligations which can not be estimated since the company plans to operate these assets indefinitely, and no comparable, historical or other information is available to determine the obligation.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), concerning share-based payment. The Statement is a revision of SFAS No. 123, ‘Accounting for Stock-Based Compensation’ and supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’, that allowed the use of the intrinsic value for measuring stock-based compensation expenses for stock issued to employees. The revised Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and recording of such expense in the consolidated statements of income. The company adopted SFAS No. 123R (Revised 2004) effective January 2005, the impact of this change was not material.

In November 2004, the FASB issues SFAS No. 151, ‘Inventory Costs, An Amendment of ARB No. 43, Chapter 4’. This Statement clarifies the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). The statement requires that those items be recognized as current-period charges and prohibits such costs from being capitalized in inventory. In addition, Statement 151 requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. In accordance with the early adoption provisions of the Statement, the company has adopted SFAS No. 151 effective January 1, 2005. This Statement did not have a material effect on the company’s financial statements, given the inventory valuation accounting policies already applied.

FORWARD LOOKING STATEMENT ON 2006

We base our expectations for 2006 on the assumption that the world economy will continue to show the positive growth patterns of last year. In the regional mix, we assume that the emerging markets will continue to grow at the same rate as last year, the economy in the United States will slow down somewhat and the mature European economies will improve moderately. Furthermore, we assume no new price hikes for energy and other raw materials. Finally, we base our expectations on a relatively stable development of currencies.

In such an environment, we expect the company to be well positioned for significant further growth of revenues across its portfolio in line with the last quarters of 2005. With respect to earnings we aspire to achieve increases in our ongoing activities in Chemicals, robust improvements in our Coatings business and a continuation of the positive trends at Intervet. As in the last quarters in 2005, at Organon we plan to find the right balance between the required expenditures in R&D and marketing and sales for new products with the ambition to protect our margin.

In 2006, we plan to accelerate our focus on investments in growth. We will use the increasing room to maneuver for growth opportunities in the attractive strategic areas across our Coatings, Chemicals, and Pharma portfolios. We will also use our means to further reduce pension liabilities from the past and to strengthen our balance sheet. We expect the number of employees to increase in emerging markets, while headcount will decrease in mature markets as a result of restructuring programs. Capital expenditures are planned in the order of magnitude of EUR 600 million.

We continue to manage our balance sheet in a highly disciplined manner, whereby other options for shareholder value creation, such as a share buy-back program, are evaluated against investments and acquisitions for growth.

Back to Contents

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Corporate Governance

Akzo Nobel N.V. is a public limited liability company (“Naamloze Vennootschap”) established under the laws of the Netherlands. Its common shares are listed on Euronext Amsterdam and quoted on NASDAQ in the form of American Depositary Shares.

Akzo Nobel’s management and supervision structure is organized in a so-called two-tier system, comprising a Board of Management, solely composed of executive directors, and a Supervisory Board, solely composed of nonexecutive directors. The two Boards are independent of each other and are accountable to the General Meeting of Shareholders for the performance of their functions.

Akzo Nobel’s corporate governance structure is based on the requirements of the Dutch Civil Code, the company’s Articles of Association, and the rules and regulations applicable to companies listed on Euronext Amsterdam and NASDAQ, complemented by several internal procedures. These procedures include a risk management and control system, as well as a system of assurance of compliance with laws and regulations.

Over the last decade, Akzo Nobel has been enhancing and improving its corporate governance standards in accordance with applicable laws and regulations. Most notable are the Dutch Corporate Governance Code adopted in 2003 (“the Code”) and the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) and its implementation rules by the SEC and NASDAQ.

The Code contains principles and best practices for Dutch companies with listed shares. Akzo Nobel agrees both with the general approach and with the vast majority of its principles and best practice provisions. Corporate governance at Akzo Nobel was placed on the agenda of the 2004 and 2005 General Meeting of Shareholders as a separate item for discussion. This specifically included a number of aspects where Akzo Nobel’s corporate governance deviates from the Code, as explained in the 2004 Annual Report. The Board of Management and the Supervisory Board have taken these discussions into account in formulating a position on the company’s corporate governance. One of the results was an amendment of the Articles of Association that has been approved by the Annual General Meeting of Shareholders in 2005.

In this chapter, Akzo Nobel’s corporate governance is addressed and deviations from the Code are explained, in accordance with the Code’s “apply or explain” principle.

The Board of Management and the Supervisory Board believe that the company’s corporate governance structure as described here is the most appropriate for Akzo Nobel at this point in time. Except for those aspects of the company’s governance structure which can only be amended with the approval of the General Meeting of Shareholders, the Board of Management and the Supervisory Board may make adjustments to the way the Code is applied as described below, to the extent this is considered to be in the interest of the company and its affiliated enterprises in the manner described below. If such adjustments are made, they will be published and reported in the annual report for the relevant year.

Supervisory Board

The overall responsibility of the Supervisory Board is to exercise supervision over the policies adopted by the Board of Management and over the general conduct of the business of the company and its subsidiaries. This

Back to Contents

specifically includes supervision of the achievement of the company’s operational and financial objectives, the corporate strategy designed to achieve the objectives, and the main financial parameters and risk factors. The Supervisory Board also provides the Board of Management with advice. In fulfilling its duties, the Supervisory Board and its members are guided by the interests of the company and its affiliated enterprises.

Appointment, Independence, and Composition

The nomination procedures outlined on page 86 and 87 for the members of the Supervisory Board and the Board of Management apply. As a general rule, based on the rotation schedule, a Supervisory Board member’s tenure is four years. In principle, members are eligible for reelection twice. However, in deviation of the Code (provision III.3.5), a member can be nominated for reelection more often if in a specific case this is considered to be in the company's interest. Accordingly, in 2005, Abraham Cohen was appointed for a fourth term.

The composition of the Supervisory Board is such that the members are able to act with due objectivity and independently of one another and of the Board of Management.

All Supervisory Board members meet the independence requirements as stated in Code provisions III.2.1, III.2.2 and III.2.3, except for Cees van Lede and Dolf van den Brink. In this respect, it should be noted that Mr. van Lede is a former member of the Board of Management of Akzo Nobel, who retired from this position in 2003. As a long-standing policy, Akzo Nobel welcomes the recent knowledge and expertise of the affairs and business of the company in one member of the Supervisory Board. Mr. van den Brink was a member of the Managing Board of ABN AMRO, one of the company’s principal banks. He retired from this position in 2002. Mr. van den Brink is still a consultant on macroeconomic policies to this bank, but in this capacity he is not involved in its management. Although this is formally not in compliance with Code provision III.2.3, the company’s conclusion is that Mr. van den Brink should be considered as an independent Supervisory Board member.

No member of the Supervisory Board holds more than five supervisory board memberships in Dutch listed companies.

The Supervisory Board is governed by its Rules of Procedure, which include detailed provisions on how to deal with conflicts of interest and potential conflicts of interest between members of the Supervisory Board and the company. The Rules of Procedure, encompassing the Profile and the Charters of the Committees, reflect the tasks and responsibilities of the Supervisory Board and are available on Akzo Nobel’s corporate website.

The Chairman of the Supervisory Board determines the agenda and chairs the meetings of the Supervisory Board, monitors the proper functioning of the Supervisory Board and its Committees, arranges for the adequate provision of information to the members of the Supervisory Board, and acts on behalf of the Supervisory Board as the main contact for the Board of Management. He also initiates the evaluation of the functioning of the Supervisory Board and the Board of Management, and chairs the General Meeting of Shareholders. Until April 2006, the Supervisory Board was chaired by Aarnout Loudon, a former chairman of the Board of Management who retired from this position in 1994. This was a temporary deviation from the Code (provision III.4.2). The company believed that in view of the experience and expertise of Mr. Loudon as Chairman of the Supervisory Board, it was in the best interest of the company that Mr. Loudon remained Chairman until his present term expired at the end of April 2006. The Annual General Meeting of Shareholders in 2004 confirmed this by reappointing Mr. Loudon accordingly. After his resignation from the Supervisory Board, this temporary deviation no longer exists.

Back to Contents

During 2005, the Supervisory Board consisted of the following persons:

Supervisory Board	Principal Occupation	Member since

Aarnout Loudon[1,2]	Former Chairman of the Board of Management of Akzo Nobel NV	1994
(1936, Dutch),	Former member of The First Chamber of the Dutch Parliament	Current term
Chairman	Chairman of the Supervisory Board of ABN AMRO Holding NV	2004-2006
	Nonexecutive Director of Royal Dutch Shell plc
	Member of the International Advisory Board of Allianz AG (Germany)
Maarten van den Bergh[3,4]	Former President of Royal Dutch Petroleum Company	2005
(1942, Dutch)	Former Vice Chairman Committee of Managing Directors of Royal	Current term
Deputy Chairman[5]	Dutch/Shell Group plc	2005-2009
	Chairman of the Board of Lloyds TSB Group plc (United Kingdom)
	Nonexecutive Director of Royal Dutch Shell plc, British Airways plc, and BT
	Group plc
Virginia Bottomley[1,2]	Former Secretary of State for Health and Member of the British Cabinet	2000
(1948, British)	Governor of the London School of Economics	Current term
	Governor of the Ditchley Foundation	2004-2008
	Executive Director of Odgers Ray & Berndtson (United Kingdom)
	Trustee of the Economist newspaper
Dolf van den Brink[6,8]	Professor Financial Institutions, University of Amsterdam	2004
(1948, Dutch)	Economic Advisor to the Managing Board of ABN AMRO Bank NV	Current term
	Former Member of the Managing Board of ABN AMRO Bank NV	2004-2008
	Chairman of the Supervisory Boards of Van der Moolen Holding NV and
	Nyenrode University
	Member of the Supervisory Board of Samas-Groep NV
Uwe-Ernst Bufe[6]	Former CEO of Degussa AG (Germany)	2003
(1944, German)	Member of the Supervisory Boards of UBS Investment Deutschland AG and	Current term
	Altana AG (Germany)	2003-2007
	Member of the Supervisory Board of Solvay SA and Umicore SA (Belgium)
Abraham Cohen[6]	Former Senior Vice President of Merck & Co. (USA)	1992
(1936, American)	Former president of Merck Sharp & Dohme International Inc. (USA)	Current term
	Chairman of the Board of Directors of Vasomedical (New York) and of	2005-2009
	Neurobiological Technologies (California)
	Nonexecutive Director of Teva Pharmaceutical Industries (Israel) and of
	Chugai Pharmaceuticals (Japan)
Cees van Lede	Former Chairman of the Board of Management of Akzo Nobel NV	2003
(1942, Dutch)	Chairman of the Supervisory Board of Heineken NV	Current term
	Member of the Supervisory Boards of Philips Electronics NV and Air Liquide	2003-2007
	(France)
	Nonexecutive Director of Reed Elsevier, Sara Lee Corp. (USA) and Air
	France/KLM (France)
	Chairman of the Board of Directors of INSEAD (France)
Alain Mérieux	Chairman of bioMérieux	2002
(1938, French)	Director of Eurazeo and Compagnie Plastic Omnium (France)	Current term
		2002-2006
Lars Thunell[7]	President and CEO of SEB Skandinaviska Enskilda Banken AB (Sweden)	1999
(1948, Swedish)	Chairman of the Board of IBX, Integrated Business Exchange (Sweden)	Stepped down
		Jan. 1, 2006
Karel Vuursteen[1,2]	Former CEO of Heineken NV	2002
(1941, Dutch)	Member of the Board of Directors of Heineken Holding	Current term
	Member of the Supervisory Boards of ING Group NV	2002-2006
	Member of the Supervisory Board of Electrolux AB (Sweden)
	Member of the Supervisory Board of Henkel AG (Germany)

[1] Member of the Remuneration Committee	[5] As of May 1, 2005
[2] Member of the Nomination Committee	[6] Member of the Audit Committee until January 1, 2006
[3] Member of the Remuneration Committee as of May 1, 2005	[7] Chairman of the Audit Committee until January 1, 2006
[4] Member of the Nomination Committee as of May 1, 2005	[8] Chairman of the Audit Committee as of January 1, 2006

Back to Contents

The Supervisory Board is assisted by the Secretary. All members of the Supervisory Board have access to the advice and service of the Secretary, who is responsible for ensuring that the Supervisory Board procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations under the Articles of Association.

Changes in the Supervisory Board
Effective May 1, 2005, Deputy Chairman of the Supervisory Board Maarten van Veen stepped down, having reached the age limit.

Also effective May 1, 2005, Maarten van den Bergh, Chairman of Lloyds TSB Group plc and nonexecutive director of Royal Dutch Shell plc., was appointed to the Supervisory Board for a four-year term. Mr. van den Bergh was appointed Deputy Chairman of the Supervisory Board and in October 2005, it was announced that Mr. van den Bergh would succeed Aarnout Loudon as Chairman after the latter’s resignation at the end of April 2006.

Abraham Cohen was reappointed. This is his fourth term and therefore an exception to the Supervisory Board’s Rules of Procedure, as explained at the Annual General Meeting of Shareholders in 2005.

Following his nomination as Executive Vice President of the International Finance Corporation, and member of the Group Management of the World Bank, Lars Thunell had to step down from Akzo Nobel’s Supervisory Board as of December 31, 2005.

At the 2006 General Meeting of Shareholders, Mr. Loudon resigned from the Supervisory Board after a long and distinguished career with the company. First employed by Akzo N.V. in 1969, Mr. Loudon became Chairman of the Board of Management in 1982, a position he held for 12 years until his retirement in 1994. CEO during some of the most significant years in the company’s recent history, he guided Akzo through its merger with Nobel and laid the foundations for the significant growth which followed. Mr. Loudon has been Chairman of the Supervisory Board of Akzo Nobel N.V. since 1995.

The 2006 General Meeting of Shareholders appointed Antony Burgmans, Chairman of Unilever NV/plc and former Vice Chairman of Unilever plc, and Louis R. Hughes, at present Chief Executive Officer of GBS Laboratories, and former Executive Vice President of General Motors Corp. (USA), to the Supervisory Board for a four-year term to fill the vacancies created by the resignation of Messrs. Loudon and Thunell.

Also at this meeting, Karel Vuursteen and Alain Mérieux stepped down and were reappointed.

All nominations were made in accordance with the membership profile, which can be found on Akzo Nobel’s corporate website.

Remuneration
Supervisory Board members receive a fixed annual remuneration which is determined by the General Meeting of Shareholders. In accordance with the Articles of Association, the Supervisory Board has determined additional remuneration for its Chairman and the members of its Committees. A proposal has been approved by the 2006 General Meeting of Shareholders to adjust the fee structure of the Supervisory Board. More information on the Remuneration of the Supervisory Board members can be found under B – Compensation.

Supervisory Board members are subject to the Akzo Nobel Rules on Inside Information and report all transactions in Akzo Nobel shares to the applicable authorities. The company has chosen not to follow

Back to Contents

provision III.7.3 of the Code that requires notification by members of the Supervisory Board of all changes in their holdings of shares in Dutch listed companies, as this is governed by the company’s own internal code. The same considerations apply as stated in this respect for members of the Board of Management.

Committees
The Supervisory Board has established three Committees: the Audit Committee, the Nomination Committee, and the Remuneration Committee. Each Committee has a charter describing its role and responsibility and the manner in which it discharges its duties and reports to the full Supervisory Board. These charters are included in the Rules of Procedure, published on the company’s corporate website. The Committees report on their deliberations and findings to the full Supervisory Board.

The Audit Committee assists the Supervisory Board in overseeing the quality and integrity of the accounting, auditing, reporting, and risk management practices of the company, as well as on a number of other subjects, as included in its charter. Until January 1, 2006, the Chairman of the Audit Committee was Lars Thunell, who in the opinion of the Supervisory Board met the requirements of a financial expert pursuant to SOX and the Code and who is “independent” under the meaning of Rule 10A-3 of the US Securities and Exchange Act of 1934, as amended. After Mr. Thunell’s resignation, Mr. van den Brink took over the position of Chairman of the Audit Committee. The Supervisory Board has determined that Mr. van den Brink meets the financial expert requirements.

One area of particular focus in corporate governance is the independence of the auditors. The Audit Committee has been delegated direct responsibility for the compensation and the oversight of the auditors and the services they provide to the company. The auditors are prohibited from providing certain nonaudit services to the company. In order to anchor this in the company’s procedures, the Supervisory Board adopted the “Akzo Nobel Auditors Independence Policy” and the related “Akzo Nobel Audit Committee Preapproval Policy on Audit, Audit-Related, and Nonaudit Services.” All the aforementioned documents and policies are available on Akzo Nobel’s corporate website.

The Nomination Committee focuses on drawing up selection criteria and appointment procedures for Supervisory Board and Board of Management members, assessing the size and composition of both Boards, assessing the functioning of the individual members, making proposals for appointments and reappointments, and supervising the Board of Management on the selection of senior management.

The Remuneration Committee is responsible for drafting proposals to the Supervisory Board on the remuneration policy for the Board of Management, for overseeing the remuneration of individual members of the Board of Management and the remuneration schemes for Akzo Nobel executives involving Akzo Nobel shares. The Committee also prepares Supervisory Board proposals to the General Meeting of Shareholders concerning the remuneration of the members of the Supervisory Board. The Remuneration Committee was chaired by Mr. Loudon. As Mr. Loudon was Chairman of the Supervisory Board and a former member of the Board of Management, this constituted, for continuity reasons, a temporary deviation from Code provision III.5.11. This situation no longer exists after Mr. Loudon’s resignation at the end of April 2006.

The Nomination Committee and the Remuneration Committee, which until 2005 were combined in one committee, consist of the same members.

Supervisory Board Activities
The full Supervisory Board met six times during the course of 2005, which included one meeting fully dedicated to the company’s strategy. All meetings were plenary sessions with the full Board of Management and were well attended by all Supervisory Board members. The October meeting, held at the Akzo Nobel Coatings site in

Back to Contents

Sassenheim, the Netherlands, focused in particular on both the Decorative Coatings and Car Refinishes businesses, as well as the location’s Esthetic Center.

On two occasions, the Supervisory Board held separate meetings, which were attended in part by the CEO. During these meetings, the Supervisory Board conducted a self-assessment and appraised its committees, working methods, procedures, and performance, as well as evaluating the functioning of the Board of Management and its individual members. The Supervisory Board also assessed its relationship with the Board of Management and discussed the composition of the Supervisory Board and its committees.

The Chairman of the Supervisory Board prepares the meetings with the assistance of the CEO. The Supervisory Board discussed such issues as company strategy, corporate governance, risk management, and the approval of major investments, acquisitions, and divestments. Regular agenda items included financial and operational performance, share price development, operational planning, course of business, and the annual financing and investment plan.

In 2005, the Supervisory Board again devoted considerable time to discussions on the company’s strategy. The Supervisory Board reviewed and discussed in-depth with the Board of Management the overall company strategy and strategic options, including objectives, associated risks, and the mechanisms for controlling financial risks, in a separate strategy session in February 2005. During regular meetings, the company’s strategic direction was a major point of discussion. After thorough evaluation of all available options the Board of Management and the Supervisory Board are jointly convinced that the separation of Pharma into a new company best enhances shareholder value. The final decision and timing will have to wait on various developments in the second half of 2006. The Supervisory Board also discussed and consented to the company’s strategic realignment of the Chemicals group into five growth platforms.

Other discussion topics included:
–	a revised division of tasks for the Board of Management;
–	the termination of the Risperdal® copromotion between Janssen Pharmaceutica NV and Organon;
–	the final settlement of the Remeron® litigation
–	the settlement of the Organon claim against Barr for damages in the Mircette® patent infringement lawsuit; and
–	pensions and pension systems.

In February 2005, the full Supervisory Board received training on the company’s future obligations pursuant to SOX 404 and their consequences for the company.

In light of SOX and the Dutch Corporate Governance Code, corporate governance was reviewed and subsequently a proposal to amend the Articles of Association was submitted to and approved by the General Meeting of Shareholders in 2005. In addition, the Rules of Procedure of the Supervisory Board and its Committees have also been reviewed and amended. The Rules of Procedure are available on the company’s corporate website (www.akzonobel.com).

The Board of Management keeps the Supervisory Board regularly informed of intended organizational changes and appointments of senior managers.

Audit Committee
The Audit Committee consists of four members and was chaired by Mr. Thunell until his resignation effective December 31, 2005. He has been succeeded as committee chairman by Dolf van den Brink.

Back to Contents

The Audit Committee had seven regular meetings in 2005. In principle, the CEO, the CFO, the director of corporate control, the internal auditor, and the lead partner of the external auditor, KPMG, attend all regular meetings. In addition, the Audit Committee met twice without management being present to conduct self-evaluation and appraise performance. A meeting with only the internal auditor, and one with only the external auditor present, was also held.

The Audit Committee regularly discussed financial statements, the Annual Report on Form 20-F for SEC filing, internal and external control procedures, risk management, Internal Auditing reports, planning, tax, and the external auditor’s performance and independence. Before each announcement of quarterly results, the Audit Committee was informed of the figures and consulted on the reports and press releases to be published.

In addition, considerable time was spent during 2005 on corporate governance. The Committee reviewed its own functioning and proposed a revised Charter, which was later approved by the Supervisory Board and included in the Rules of Procedure.

The Audit Committee further discussed such items as:
–	KPMG’s management letter and the Board of Management’s follow up;
–	preparing for the implementation of the requirements of SOX 404 as from 2006;
–	treasury and finance;
–	pensions;
–	provisions on the company’s balance sheet;
–	EVA calculation and development; and
–	insurance policy.

Issues discussed in Audit Committee meetings are reported back to the full Supervisory Board in subsequent meetings of this Board.

Remuneration Committee1
The Remuneration Committee consists of four members and was chaired by Mr. Loudon. The Committee met four times in 2005, with three of the meetings being combined sessions with the Nomination Committee.

The Remuneration Committee made a recommendation on the remuneration and remuneration policy for the members of the Board of Management, including personal targets.

The Supervisory Board approved the Committees’ recommendations and the remuneration policy was adopted by the General Meeting of Shareholders in 2005. Also, a performance-related share plan and a revised performance-related option plan, both for executives, were approved by the General Meeting of Shareholders in 2005.

The Remuneration Committee also reviewed the remuneration of the members of the Supervisory Board and its Committee. The Supervisory Board approved the Committee’s recommendations and submitted the remuneration proposal to the General Meeting of Shareholders in 2006, which approved in on April 25, 2006.

More information on the remuneration of the Board of Management and the proposed revised remuneration of the Supervisory Board can be found under B – Compensation.

1 For remuneration purposes, memberships of the Remuneration Committee and of the Nomination Committee count as one committee membership.

Back to Contents

Nomination Committee1

The Nomination Committee consists of four members and was chaired by Mr. Loudon. The Committee met four times in 2005, with three of the meetings being combined sessions with the Remuneration Committee.

The Nomination Committee made proposals as described above for the succession of Mr. Loudon in 2006 in the Supervisory Board and in the Remuneration and Nomination Committees, as well as for the vacancy which arose in November 2005 due to the unexpected resignation of Mr. Thunell, following his appointment to the World Bank.

Board of Management

General
The Board of Management is entrusted with the management of the company, which means, among other things, that it defines the strategic direction, establishes the policies, and manages the company’s day-to-day operations. The members of the Board of Management collectively manage the company and are responsible for its performance. They are jointly and individually accountable for all decisions made by the Board of Management. In performing its duties, the Board of Management is guided by the interest of the company and its affiliated enterprises.

The Chief Executive Officer (CEO) leads the Board of Management in its overall management of the company to achieve its performance goals and ambitions. He is the main point of liaison with the Supervisory Board. The Chief Financial Officer (CFO) is specifically responsible for the company’s financial affairs. The Board of Management has members with specific responsibilities for the company’s main segments: Organon, Intervet, Coatings, and Chemicals.

Within the segments, business is carried out in business units. The General Managers thereof are responsible for the performance of their business units and report to the individual member of the Board of Management who is responsible for the segment to which the business unit belongs. To safeguard consistency and coherence for the total organization, Corporate Directives have been established by the Board of Management.

To steer effectively the strategy and operations of the business units, the Board of Management has delegated certain authorities to Board Committees for Organon and Intervet, Coatings, and Chemicals. Furthermore, a Pensions Board Committee oversees the general pension policies to be implemented in the various pension plans of the company. Board Committees consist of at least two Board members. Delegation of authorities to Board Committees and individual Board members is laid down in an internal authority schedule.

Representative authority, including the signing of documents, is vested in at least two members of the Board of Management jointly. The Board of Management may appoint corporate agents, whose powers of attorney will be determined by the Board of Management upon their appointment.

The Board of Management appoints its own secretary, who may be and at this moment is the same person as the Secretary of the Supervisory Board. This is Mr. G.H. (Han) Jalink (1949, Dutch), serving in this capacity since 2002.

1 For remuneration purposes, memberships of the Remuneration Committee and of the Nomination Committee count as one committee membership.

Back to Contents

The composition of the Board of Management on May 31, 2006 was as follows:

		Served in such or
Board of Management	Position with company	similar capacity since

Hans Wijers	Chairman and CEO	2002
(1951, Dutch)	Coatings[1]
Rob Frohn	CFO	2004
(1960, Dutch)
Toon Wilderbeek	Pharma	2002
(1950, Dutch)
Leif Darner	Chemicals	2004
(1952, Swedish)

1 From May 1, 2005

Effective May 1, 2005, Rudy van der Meer retired from the Board of Management. It was decided not to fill the vacancy. The total number of members of the Board of Management was reduced by one and fixed at four by the General Meeting of Shareholders in 2005. In addition to his duties as CEO, Hans Wijers also took over Mr. van der Meer’s responsibility for Akzo Nobel’s Coatings businesses.

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

Starting with the appointments made in 2004, members of the Board of Management are appointed for four-year terms, with the possibility of reappointment. This is in line with the Code’s provision II.1.1. However, the contracts of the members of the Board of Management appointed before 2004 were not renegotiated, as this was not felt to be in the interest of the company.

The Meeting of Holders of Priority Shares has the right to make binding nominations for the appointment of members of the Board of Management and the Supervisory Board. The priority shares are held by the Foundation Akzo Nobel. The Board of the Foundation Akzo Nobel consists of the members of the Supervisory Board who are not members of the Audit Committee.

According to the Code’s recommendation (provision IV.1.1), the General Meeting of Shareholders should be able to pass a resolution to cancel the binding nature of a nomination for the appointment of the Supervisory Board or the Board of Management. The Articles of Association provide that the holders of priority shares have the power to draw up binding nominations for appointments as aforesaid, which cannot be canceled by the General Meeting of Shareholders.

The company subscribes to the Code’s principle in general and therefore–as described at the 2004 Annual Report and discussed at the General Meeting of Shareholders in 2005–it has been decided that in normal circumstances, the members of the Supervisory Board and the Board of Management will be appointed on the basis of a nonbinding nomination by the Supervisory Board. The Board of the Foundation Akzo Nobel has confirmed its intention to use its binding nomination rights only in the case of exceptional circumstances, such as in the event of a (threatened) hostile takeover (reference is made to the description of antitakeover provisions and control below). In both of the aforesaid situations, resolutions to appoint a person as a member

Back to Contents

of the Supervisory Board or the Board of Management require a simple majority. Of course shareholders, meeting the requirements laid down in the Articles of Association, are also entitled to nominate members of the Supervisory Board or the Board of Management. According to the Articles of Association, such appointments will require a two-thirds majority representing at least 50% of the outstanding share capital.

Although a deviation from provision IV.I.I. of the Code, the Supervisory Board and the Board of Management believe these provisions will enhance the continuity of the company’s management and policies.

Members of the Board of Management are allowed to hold a maximum of two supervisory board memberships in other listed companies. This is in line with the Code (provision II.1.7). The exception to this rule is that in the year prior to their retirement, Board of Management members are allowed to hold more than two supervisory board memberships in order to allow them to prepare for postretirement, as long as this does not interfere with the performance of their tasks as members of the Board of Management. Acceptance of external supervisory board memberships is subject to approval by the Supervisory Board, which power has been delegated to the Chairman of the Supervisory Board.

The handling of (potential) conflicts of interest between the company and members of the Board of Management is governed by the Rules of Procedure for the Board of Management. Decisions to enter into transactions under which Board of Management members would have conflicts of interests that are of material significance to the company, and/or to the relevant Board of Management member, require the approval of the Supervisory Board and will be mentioned in the Annual Report.

Antitakeover Provisions and Control

According to provision IV.3.9 of the Code, the company is required to provide an overview of its actual or potential antitakeover measures and of the circumstances in which they may be used.

The priority shares may be considered to constitute a form of antitakeover measure. In the context of the nomination rights of the Meeting of Holders of Priority Shares the following can be noted. As stated above in connection with the nomination procedure for members of the Supervisory Board and of the Board of Management, the Foundation Akzo Nobel has confirmed that it intends to make use of its binding nomination rights in the event of exceptional circumstances only. These circumstances include situations where in the opinion of the Board of the Foundation the continuity of the company’s management and policies is at stake. This may be the case if a public bid for the common shares of the company has been announced or has been made, or the justified expectation exists that such bid will be made without any agreement having been reached in relation to such a bid with the company. The same shall apply if one shareholder, or more shareholders acting in a concerted way, are holding a substantial percentage of the issued common shares of the company without making an offer, or if, in the opinion of the Board of the Foundation Akzo Nobel, the exercise of the voting rights by one shareholder or more shareholders, acting in a concerted way, is materially in conflict with the interests of the company and its enterprise. In such cases the Supervisory Board and the Board of Management, in accordance with their statutory responsibility, will evaluate all available options with a view to serving the best interests of the company, its enterprise, and its shareholders and other stakeholders. In order to allow for sufficient time to conduct such an evaluation, the Board of the Foundation Akzo Nobel reserves the right to make use of its binding nomination rights for the appointment of members of the Supervisory Board and of the Board of Management in such circumstances.

In the event of a hostile takeover bid, in general the Supervisory Board and the Board of Management reserve the right to use all powers available to them in the interest of the company and its enterprise.

Back to Contents

B. COMPENSATION

Remuneration in 2005

Pursuant to the Dutch “Disclosure of Remuneration of Board Members Act,” total remuneration and shares held by members of the Supervisory Board and the Board of Management are specified below. In 2005, the aggregate remuneration of the Supervisory Board and Board of Management was EUR 7.4 million. The aggregate amount set aside or accrued by the company in 2005 to provide pension, retirement or similar benefits for those individuals was EUR 1.4 million, while the aggregate amount of other compensations was EUR 0.3 million.

Supervisory Board
In respect of their functions the members of the Supervisory Board received the following total remuneration:

In euros	2005	2004

Aarnout Loudon, Chairman1)	59,000	59,000
Maarten van den Bergh4)	32,000
Maarten van Veen3)	16,000	48,000
Virginia Bottomley1)	48,000	48,000
Dolf van den Brink2)	52,000	32,000
Uwe-Ernst Bufe2)	53,000	48,000
Abraham Cohen2)	54,000	48,000
Cees van Lede	41,000	41,000
Alain Mérieux	41,000	41,000
Lars Thunell5)	55,000	48,000
Karel Vuursteen1)	48,000	48,000

1) Member of the Remuneration Committee and member of the Nomination Committee.
2) Member of the Audit Committee.
3) Until May 1, 2005, Deputy Chairman and member of the Remuneration Committee and member of the Nomination Committee.
4) From May 1, 2005, Deputy Chairman and member of the Remuneration Committee and member of the Nomination Committee.
5) Until December 31, 2005, member of the Supervisory Board and member of the Audit Committee.

In accordance with the articles of association and good corporate governance practice, the remuneration of Supervisory Board members is not dependent on the results of the company. Members of the Audit Committee receive a fee for attending a meeting of the Committee in person. This fee depends on the country of residence of the member involved.

The company does not grant stock options and/or shares to its Supervisory Board members and does not provide loans to them.

Travel expenses and facilities for members of the Supervisory Board are borne by the company and reviewed by the Audit Committee.

Board of Management

General
The remuneration policy and the individual service contracts of the members of the Board of Management are determined by the Supervisory Board within the framework of the remuneration policy as adopted by the General Meeting of Shareholders. The Supervisory Board’s Remuneration Committee prepares all relevant

Back to Contents

information and provides advice to the Supervisory Board on all matters relating to the remuneration and other conditions of employment of the Board of Management.

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

Remuneration Policy
The company’s remuneration policy, including all structures and policies related to the remuneration and employment contracts of the Board of Management, is in line with the Dutch Corporate Governance Code.

The total remuneration package of the members of the Board of Management consists of:
–	base salary;
–	performance-related short-term incentive;
–	performance-related stock options;
–	performance-related shares;
–	pension provisions; and
–	other benefits.

To ensure overall competitiveness of the remuneration provided, the remuneration levels of the Board of Management are assessed against a peer group. The Remuneration Committee consults professional independent remuneration experts to ensure an appropriate comparison.

Statistical models are used to modify the data of the peer group companies to assume a similar size as Akzo Nobel and a similar scope of responsibilities of the Board of Management. This remuneration package is based on a remuneration policy as adopted by the General Meeting of Shareholders in April 2005.

It is the company’s policy to move gradually toward overall remuneration levels that are at the median level of the external benchmark of the following peer group of companies:

–	Aegon	–	Royal DSM
–	Heineken	–	Wolters Kluwer
–	Reed Elsevier	–	Royal Numico
–	TNT	–	Royal Ahold
–	VNU	–	Royal KPN

Royal Ahold and Royal KPN are not included in the peer group for the CEO. There have been no adjustments in the peer group as published in the 2004 Annual Report.

In line with the company’s remuneration policy, variable performance-related remuneration is an important part of total compensation.

Base Salary
The objective of the base salary is to enable recruitment and retention of top managers of a major international company.

Back to Contents

While the focus on variable performance-related compensation elements will continue, the base salaries need to become more aligned with the market median in order to remain competitive. The Supervisory Board considers each year whether the circumstances allow a reconsideration of the base salaries.

Short-Term Incentive (Annual Bonus)
The target short-term incentive (annual bonus) is 80% of the base salary for the CEO and 65% for the other members of the Board of Management.

The objectives of the short-term incentive are to reward economic value creation (EVA) for our shareholders and other stakeholders, to measure individual and collective performance and to encourage progress in the achievement of long-term strategic objectives.

The bonus opportunity is linked to EVA for 70%; the remaining 30% is based on qualitative individual and collective targets. On the outcome of these elements, the Remuneration Committee applies an overall rating based on the principles of the Performance and Development Dialog, an appraisal system that has been implemented throughout Akzo Nobel in 2005. For the Board of Management, the rating includes a reasonableness test, in which the Supervisory Board critically assesses the actual ambition level of the performance targets in light of the assumptions made at the beginning of the year. It also includes an assessment of the progress made in achieving long-term strategic objectives.

This method for bonus determination is also the basis of the compensation framework for executives in the company as introduced in January 2005.

The performance measure EVA is used in order to encourage the Board of Management to create long-term value for the company’s shareholders and other stakeholders. EVA is calculated by deducting from net operating profit after taxes (NOPAT) a capital charge representing the cost of capital calculated on the basis of an average return investors expect. The elements of the EVA calculation cannot be derived directly from the data given in the financial statements, as they take into account certain adjustments such as addition of nonrecurring items and special treatment of strategic investments, acquisitions and divestments.

Targets are set in the context of the medium-term objectives of the company and qualify as commercially sensitive information. The company will not disclose the targets. The Supervisory Board ensures that targets are realistic and sufficiently stretching. The target EVA for the bonus will be determined annually by the Supervisory Board and will be derived from budget. The EVA-related part of the bonus has a performance threshold level of 80% and a maximum performance level of 120% of the targeted EVA. The company’s auditors have ascertained that the actual EVA calculation is in line with the guidelines and rules as established.

Long-Term Incentives
The objectives of the Akzo Nobel long-term incentive plan are to encourage long-term economic and shareholder value creation, both absolute and relative to our competitors, to align the interests of the Board of Management with those of shareholders and to ensure retention of the members of the Board of Management.

The long-term incentive plan consists of performance stock options and performance shares.

Under the stock option plan, stock options will be conditionally granted on performance upon vesting. The number of stock options that will be granted to the Board of Management is determined by the Supervisory Board. Market levels as well as company-specific circumstances will be taken into account in determining the appropriate conditional number of options to be granted. The actual number of options which the Board of

Back to Contents

Management receives depends on the company’s performance during a three-year vesting period. The total option term is seven years.

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

Stock options will not vest below 80% of the targeted EOI. The number of granted options is also the maximum number of options that vest upon achieving the targeted performance. If targeted performance is exceeded, there will be no increase in the number of options that vest. The specific targets will not be disclosed as they qualify as commercially sensitive information.

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

The aim of the performance share plan is to align the interests of the Board of Management and the shareholders in order to improve the performance of the company. Under the plan, shares will be granted to the members of the Board of Management provided that certain performance targets are achieved and the contract of employment is continued. These targets are determined by the Supervisory Board in the first quarter of the year of issue on the basis of the weighted average of the price of the Akzo Nobel share increased by the dividend paid over a period of three years (Total Shareholder Return). The TSR will be compared with the following peer group:

–	Bayer	–	Merck KGaA
–	CIBA Specialty Chemicals	–	Novo Nordisk
–	Clariant	–	PPG Industries
–	Degussa	–	Schering
–	Dow Chemical Company	–	Serono
–	Royal DSM	–	Solvay
–	Dupont de Nemours	–	UCB
–	Imperial Chemical Industries	–	Valspar

There have been no adjustments in the peer group as published in the 2004 Annual Report. Based on this peer group, Akzo Nobel will be ranked for its total return to shareholders. Independent external specialists will conduct this analysis to determine the number of shares that will vest over a three-year period.

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

Back to Contents

Pensions
The pension plan for all the members of the Board of Management appointed after January 1, 2002, is based on an income- and age-related defined contribution plan. The available premium is invested with a pension fund. The pension payment at pension age depends on the premiums received and the investment results during the period. The premium percentages to be paid for the Board member concerned are fixed by the Supervisory Board taking into account pension build up (internally or externally) in the period preceding the appointment as Board member and the rules applicable in the country of origin. External reference data can be used in determining market competitive levels of pension arrangements. If applicable, pension rights built up in the period preceding Board membership will be adjusted in conformity with the relevant rules and regulations. Members of the Board of Management pay a personal contribution.

Members of the Board of Management normally retire in the year that they reach the age of 62.

Employment Agreements
Employment agreements for members of the Board of Management appointed in 2004 and subsequent years are concluded for a period of four years in conformity with the Dutch Corporate Governance Code. After this initial term reappointments may take place for consecutive periods of four years each or for shorter periods as will follow from the application of the date of retirement. If reappointment does not take place and the employment agreement between the Board member concerned and Akzo Nobel N.V. is not continued, the Board member will be entitled to a severance payment, established in accordance with the Dutch Corporate Governance Code. The amount of this severance payment shall in principle not exceed the equivalent of one year of base salary, or in case of termination upon the first term of four years two years of base salary. The employment agreements for the members of the Board of Management appointed before 2004 have not been adjusted in this respect. However, the Supervisory Board has the intention to take the provisions of the Code as guidance for establishing severance payments. The employment contracts allow the Supervisory Board to request a Board member to resign between the age of 60 and the regular retirement age for effective succession planning within the Board. In such an exceptional situation, the Board member concerned will be entitled to fixed salary payments until the date of retirement.

The notice period by the Board member is subject to a term of three months; notice by the company shall be subject to a six months term.

Amendment in the Remuneration Policy
No major changes in the remuneration policy are proposed. However, the level of total cash compensation of the CEO was reviewed and considered too far below the market median level.

Therefore, the Supervisory Board intends to increase the target short-term incentive (annual bonus) for the CEO from 80% to 100% of base salary as per 2006. This increase will bring the Total Target Cash Compensation of the CEO more in line with our remuneration policy of targeting overall remuneration at the market median level and supports the focus on variable performance-related compensation. For the other members of the Board of Management the target short-term incentive (65% of the base salary) will not change in 2006. The maximum bonus for the CEO will not exceed 150% of his base salary (1.5 times target bonus) and 100% for the other members of the Board of Management.

This change in the Remuneration Policy was approved by the General Meeting of Shareholders on April 25, 2006.

Where required, the pension arrangements have been brought in line with the new pension legislation as from January 1, 2006.

Back to Contents

Remuneration in 2005

General
The remuneration decisions made in 2005 are in line with the remuneration policy as adopted by the General Meeting of Shareholders. The Supervisory Board considered the median market development of the peer group. Special attention was given to alignment of labor conditions between the Board of Management and executives, especially of the level below the Board of Management.

The remuneration policy stresses the importance of the variable remuneration components. In 2005, the value of fixed and variable components at target levels breaks down as follows:

	CEO	Other Board members	Average

Fixed	36.5%	42.0%	40.6%
Variable	63.5%	58.0%	59.4%

This breakdown is in line with the policy to provide a highly performance-related remuneration package. The variable components are related to stretching performance targets. Therefore, the reward related to these components may be lower than indicated. Only in case actual performance exceeds targeted performance a reward may be granted that is higher than indicated.

Base Salary 2005
The salaries of the members of the Board of Management were increased by 3% on January 1, 2005. The base salary was fixed at EUR 665,000 on a yearly basis for the CEO and EUR 475,000 for the other members.

In spite of the salary adjustment in 2005, the base salary level of the CEO remains approximately 30% below the median level of the peer group of companies used in the external comparison. For the other members the percentage amounts to approximately 10% below the median level.

Short-Term Incentive (annual bonus) 2005
Bonuses, to be paid out over 2005 to the members of the Board of Management, are based on achieved target performance and a score of the P&D dialog which exceeded 100%.

Long-Term Incentives 2005
In 2005, the Remuneration Committee fixed the number of options relating to the option arrangement 2002-2012. The options were granted on the condition that the number of options could (after three years) be reduced by a maximum of 50% if an EVA on Invested Capital target was not or not sufficiently met. As the EVA on Invested Capital criterion has been achieved during the years 2002–2004, all options vested.

Under the option plan applicable as from the year 2004, 23,000 conditional options were granted to the CEO and 15,000 to the other members of the Board of Management. The member of the Board of Management who retired in 2005 (Mr. Van der Meer) only received options (15,000). The number of performance-related shares granted to the members of the Board of Management in 2005 amounted to 33,000 for the CEO and 22,000 for the other Board members.

Back to Contents

Akzo Nobel’s Total Shareholders Return, compared with the peer group over a three-year period, determines the number of performance-related shares that will become unconditional:

–	for the two-year period ending 2005: Akzo Nobel’s position is 9 (2004: 13); and
–	for the one-year period ending 2005: Akzo Nobel’s position is 7.

Overview of Remuneration 2005
The members of the Board of Management received the following salaries, performance-related bonuses, emoluments and other compensations.

In euros	2005	2004

Hans Wijers, Chairman
Salary	665,000	644,900
Bonus	790,000	628,500
Other emoluments	6,600	6,000

Leif Darner, from July 1, 2004
Salary	475,000	230,300
Bonus	460,000	207,300
Other emoluments	4,800	3,100

Rob Frohn, from May 1, 2004
Salary	475,000	307,000
Bonus	460,000	276,300
Other emoluments	7,100	4,300

Rudy van der Meer, until May 1, 2005
Salary	158,300	460,500
Bonus	155,000	392,400
Other emoluments	1,100	3,000

Toon Wilderbeek
Salary	475,000	460,500
Bonus	460,000	414,500
Other emoluments	3,200	6,000

Other emoluments concern employer’s charges (social contributions and healthcare contributions).

Other Compensations
Other compensations for members of the Board of Management borne by the company amounted to EUR 120,100 for Mr. Darner, related to compensation for living expenses and contributions to an international school. The compensation fee for Mr. Frohn and Mr. Wilderbeek relating to their move to the Netherlands amounted to EUR 34,600 and EUR 24,200, respectively.

As a consequence of their 25th year of service with the company, Mr. Wilderbeek and Mr. Darner received a one month salary net (EUR 39,600).

Effective May 1, 2005, Mr. Van der Meer retired two years before the formal retirement age of 62. As a consequence, salary and pension provisions of EUR 1,300,000 have been made.

Back to Contents

Pension Charges
After deduction of any contributions made by members of the Board of Management, pension expenses borne by the company were as follows:

In euros	2005	2004

Hans Wijers	354,600	281,300
Leif Darner, from July 1, 2004	167,900	44,500
Rob Frohn, from May 1, 2004	111,900	119,900
Rudy van der Meer	187,700	15,100
Toon Wilderbeek	261,400	300,700

Back to Contents

The aggregate number of options held by the members of the Board of Management at December 31, 2005, is as follows:

Number of options	Year of issue	Exercise price in EUR	Outstanding at December 31, 2004	Granted in 2005	Lapsed in 2005	Outstanding at December 31, 2005	Expiry date

Hans Wijers	2002	46.53	14,850			14,850	April 25, 2012
	2003	19.51	29,700			29,700	April 22, 2010
	2004	31.45	23,000			23,000	April 25, 2011
	2005	31.98		23,000		23,000	April 24, 2012
Value outstanding
options, in EUR						1,100,511

Leif Darner	2000	44.82	4,950		4,950
	2001	46.75	4,950			4,950	April 30, 2006
	2002	46.53	4,950			4,950	April 25, 2009
	2003	19.51	4,950			4,950	April 22, 2010
	2004	31.45	15,000			15,000	April 25, 2011
	2005	31.98		15,000		15,000	April 24, 2012
Value outstanding
options, in EUR						411,552

Rob Frohn	2000	44.82	4,950		4,950
	2001	46.75	4,950			4,950	April 30, 2006
	2002	46.53	4,950			4,950	April 25, 2009
	2003	19.51	4,950			4,950	April 22, 2010
	2004	31.45	15,000			15,000	April 25, 2011
	2005	31.98		15,000		15,000	April 24, 2012
Value outstanding
options, in EUR						411,552

Rudy van der Meer	2000	44.82	26,400			26,400	April 27, 2010
retired at May 1, 2005	2001	46.75	25,661			25,661	April 30, 2011
	2002	46.53	26,400			26,400	April 25, 2012
	2003	19.51	26,400			26,400	April 22, 2010
	2004	31.45	15,000			15,000	April 25, 2011
	2005	31.98		15,000		15,000	April 24, 2012
Value outstanding
options, in EUR						1,196,998

Toon Wilderbeek	2000	44.82	6,600		6,600
	2001	46.75	6,600			6,600	April 30, 2006
	2002	46.53	3,300			3,300	April 25, 2009
	2002	46.53	13,200			13,200	April 25, 2012
	2003	19.51	26,400			26,400	April 22, 2010
	2004	31.45	15,000			15,000	April 25, 2011
	2005	31.98		15,000		15,000	April 24, 2012
Value outstanding
options, in EUR						888,534

In 2005, no stock options were exercised by the members of the Board of Management.

C. BOARD PRACTICES

Rules of Procedure, Codes of Conduct, Complaints Procedures
The Supervisory Board has adopted Rules of Procedure that address internal procedural issues for the Board of Management. The members of the Board of Management are subject to the Akzo Nobel Rules on Inside Information, which limits their opportunities to trade in Akzo Nobel–and in certain circumstances–other

Back to Contents

company’s shares. Transactions in Akzo Nobel shares executed by the Board of Management are notified to the Dutch Authority for the Financial Markets in accordance with Dutch law and, if necessary, to other relevant authorities.

The Akzo Nobel Rules on Inside Information provide that making use of inside information by executing transactions in Akzo Nobel securities, as well as securities other than Akzo Nobel securities, is prohibited if the person concerned has inside information regarding such securities. The rules also provide that the Compliance Officer may determine that transactions in securities other than Akzo Nobel securities are prohibited, irrespective of whether he or she has inside information and has notified the relevant designated persons thereof. Akzo Nobel has chosen not to follow the provisions of the Code (provision II.2.6) requiring notification by members of the Board of Management of all changes in holdings of shares in Dutch listed companies, as it believes that in addition to the cited restrictions, this will create an unnecessary administrative burden.

A comprehensive code of conduct followed by officers and employees committed to individual and corporate integrity is one of the critical foundations of good corporate governance. Akzo Nobel’s Company Statement and Business Principles set out the company’s position. They guide all our employees in their daily work. The company has established several procedures to arrange for company-wide dissemination of the Business Principles and training. It has also established procedures to monitor compliance with the Business Principles in general, and certain of its provisions in particular, and to provide for enforcement of the Business Principles. The Business Principles are available on the company’s corporate website.

The Board of Management has adopted a Code of Ethics for senior financial officers. The designated persons, including the CEO and the CFO, have to confirm annually in writing that they have adhered to this Code. The Code of Ethics can be found on the company’s corporate website.

A complaints procedure enables employees to file complaints concerning practices that violate the Business Principles, Policy statements on Human Resources, HSE and Security, and Corporate Directives. This procedure ensures that employees have the opportunity to report alleged irregularities without jeopardizing their legal position. Furthermore, there is a procedure for complaints regarding accounting, internal control, and auditing matters. Pursuant to SOX, the Audit Committee is directly responsible for receiving and handling complaints based on this financial complaints procedure and for providing confidentiality for whistleblowers on such matters. These procedures are posted on the company’s corporate website.

Summary of Significant Differences between Dutch Corporate Governance Practices and the NASDAQ Corporate Governance Standards

In accordance with NASDAQ Rule 4350(a)(1), Akzo Nobel N.V. as a foreign private issuer may follow its home country practice in lieu of certain requirements of Rule 4350, provided it discloses in its annual reports filed with the SEC each requirement of Rule 4350 that it does not follow and describes the home country practice followed in lieu of such requirements.

Akzo Nobel N.V. does not follow the requirements of Rule 4350(b)(1)(A) and Rule 4350(g). Rule 4350(b)(1)(A) states that each issuer shall distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries. The report shall be distributed to shareholders a reasonable period of time prior to the company's annual meeting of shareholders and shall be filed with NASDAQ at the time it is distributed to shareholders. Rule 4350(g) states that each issuer shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq. It is not common practice in the Netherlands nor is it required by Dutch law for listed companies to actively distribute to shareholders copies of the annual report containing audited financial statements of the company

Back to Contents

and its subsidiaries. The same can be said for soliciting proxies and providing proxy statements for meetings of shareholders.

Because shares in Dutch listed companies usually are bearer shares (as are Akzo Nobel N.V.'s common shares), and because these shares are held by securities intermediaries, Dutch listed companies generally do not know who their shareholders are. This prevents the distribution of materials to shareholders. To solve this problem, Akzo Nobel N.V. was one of the key companies in the establishment of the Shareholders’ Communication Channel, a project of Euronext Amsterdam, banks in the Netherlands, and several major Dutch companies to enable communication between a company and its shareholders and amongst shareholders themselves. Through the Shareholders' Communication Channel, Akzo Nobel N.V. can communicate with shareholders who hold their shares through an associated bank and have actively indicated that they want to participate in this system. In practice, this means that mainly Dutch retail investors are reached through the Shareholders' Communication Channel.

Akzo Nobel N.V. uses the Shareholders’ Communication Channel to distribute the notice of the General Meeting of Shareholders and a voting instruction form, thereby giving shareholders the possibility to have their votes executed by a civil law notary at the General Meeting of Shareholders. As for ADR holders, they are also sent the notice of the General Meeting of Shareholders and a voting instruction form via the sponsor of the ADR Program, Deutsche Bank. For all the relevant information about the General Meeting of Shareholders, shareholders participating in the Shareholders' Communication Channel and ADR holders are referred to the company's corporate website, on which all relevant information, including the annual report containing audited financial statements, are published. Neither these documents nor a proxy statement are distributed. This is not required by Dutch law. Article 2:394 of the Dutch Civil Code requires public limited liability companies to publish the annual accounts, the annual report and the other documents as referred to in article 2:392 of the Dutch Civil Code by depositing copies of these documents at the commercial registry kept by the Chamber of Commerce and Industry. In addition, it is common practice that listed companies publish these documents on their company website. Akzo Nobel N.V. follows this practice and also posts its Form 20-F on the company's corporate website. As the Form 20-F is filed with the SEC via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system, it is also publicly available via the website of the SEC. Finally, if a shareholder or ADR holder so requests, he is provided with a copy of these documents free of charge.

The practice described above is in line with the best practice provisions of the Dutch Corporate Governance code of December 9, 2003, that is applicable to all Dutch listed companies.

D. EMPLOYEES

The tables below set forth the distribution of the number of employees per group and geographical area for the last two fiscal years.

	Number of employees per segment, December 31
	2005	2004	2003

Organon	14,100	14,090	15,500
Intervet	5,260	5,270	5,200
Coatings	29,200	28,860	28,300
Chemicals	11,430	11,890	14,400
Other	1,350	1,340	1,200

Total	61,340	61,450	64,600

Back to Contents

	Number of employees by country or region, December 31,
	2005	2004	2003

The Netherlands	11,580	11,320	12,700
Germany	4,120	4,140	4,100
Sweden	3,950	4,000	4,300
United Kingdom	4,100	4,250	4,600
Other European countries	12,850	13,460	13,500
USA and Canada	8,210	8,380	9,500
Latin America	4,390	4,420	4,600
Asia	9,810	9,190	9,000
Other regions	2,330	2,290	2,300

Total	61,340	61,450	64,600

At the end of 2005, the company had 61,340 employees, virtually unchanged from year-end 2004. Growth of our business in emerging markets and acquisitions resulted in a workforce expansion of 810, while restructuring programs in Coatings and Chemicals in the mature markets resulted in a decrease of 920.

To date, the major restructuring programs initiated in 2001 and expanded during 2003, 2004 and 2005, have resulted in a total workforce reduction by 10,000, some 15 percent of the company’s workforce.

The company generally has good relationships with the labor unions.

E. SHARE OWNERSHIP

Shares of Akzo Nobel N.V. held by the Members of the Supervisory Board and the Board of Management

At May 31, 2006, the members of Supervisory Board held 10,400 Akzo Nobel N.V. common shares and did not hold any other Akzo Nobel N.V. securities, except for Mr. Van Lede who still holds options under the Akzo Nobel Stock Option Plan, stemming from the time when he was Chairman of Akzo Nobel’s Board of Management and for which reference is made to the table below.

The ownership of Akzo Nobel N.V. common shares breaks down as follows:

Number of shares

Virginia Bottomley	500
Abraham Cohen	4,000
Cees van Lede	5,500
Karel Vuursteen	400

Back to Contents

At May 31, 2006, Mr. Van Lede held the following options:

Year of issue	Exercise price in EUR	Outstanding at December 31, 2004	Lapsed in 2005	Outstanding at December 31, 2005	Expiry date

2000	44.82	39,600		39,600	April 27, 2010
2001	46.75	38,491		38,491	April 30, 2011
2002	46.53	39,600		39,600	April 25, 2012
2003	19.51	39,600		39,600	April 22, 2010

At May 31, 2006, the members of the Board of Management held 13,099 Akzo Nobel N.V. common shares. The ownership breaks down as follows:

Number of shares

Hans Wijers	5,934
Leif Darner	1,425
Rob Frohn	3,000
Toon Wilderbeek	2,740

Members of the Board of Management held no options other than the aforementioned stock options.

No member of the Supervisory Board or the Board of Management beneficially owns more than 1 percent of Akzo Nobel N.V. common shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As required by the Disclosure of major Holdings in Listed Companies Act 1996, the Netherlands Authority for the Financial Markets announced in July 2002 that ING had acquired a position of 5 percent in Akzo Nobel common shares. At May 31, 2006, ING held 18,615,931 common shares, representing 6.5 percent of Akzo Nobel common shares outstanding. ING does not have any different voting rights from the rights of other common shareholders.

At year-end 2005, Akzo Nobel estimates that there were approximately 59 percent of its shares (including ADRs) held in the United States, 18 percent in the Netherlands, 4 percent in the United Kingdom, and 19 percent in other countries. About 10 percent of the total number of shares were owned by private investors and 90 percent by institutional investors.

In February 1989, Akzo Nobel established a sponsored American Depositary Receipt facility with Morgan Guaranty Trust Company of New York, as depositary, pursuant to which American Depositary Receipts (“ADRs”) representing American Depositary Shares (“ADSs”) are issued. In October 1999, Akzo Nobel terminated its depositary arrangements with Morgan Guaranty Trust Company and appointed Citibank, N.A., as depositary for its ADR facility. In October 2004, Akzo Nobel terminated its depositary arrangements with Citibank, N.A. and appointed Deutsche Bank Trust Company Americas, as depositary for its ADR facility. In connection with the four-for-one stock split, which took effect on July 1, 1998, the ADSs were redenominated so that one ADS represents one Akzo Nobel common share (until July 1, 1998 each ADS represented one-half

Back to Contents

of a common share of Akzo Nobel). Akzo Nobel has been informed by the depositary that in the United States as of May 31, 2006, there were 47,804,724 sponsored ADSs (representing 17 percent of the outstanding common shares) which were held by 1,690 record holders.

Relations with Shareholders and Other Investors
Akzo Nobel has three classes of shares: common shares, cumulative preferred shares, and priority shares. Common shares are traded on the Euronext Amsterdam stock exchange and in the form of American Depositary Shares on NASDAQ in the United States. No preferred shares have been issued to date. It has been communicated that the preferred shares merely have a financing function, which means that, if necessary, they will be issued at or near to the prevailing quoted price for common shares. The priority shares are held by the Foundation Akzo Nobel. The Foundation’s Board consists of members of Akzo Nobel’s Supervisory Board who are not members of the Audit Committee.

General Meetings of Shareholders are held at least once a year. The General Meeting of Shareholders is convened by public notice. The agenda and the notes to the agenda are published in advance and posted on the company’s corporate website. The notes to the agenda contain all relevant information with respect to the proposed resolutions. All resolutions are made on the basis of the “one share, one vote” principle. The General Meeting of Shareholders reviews the Annual Report and decides on adoption of the Financial Statements and the dividend proposal, as well as on the discharge of the members of the Supervisory Board and the Board of Management. Holders of common shares in aggregate representing at least 1% of the total issued capital may submit proposals in writing for the agenda of the General Meeting at the company’s office, at least six weeks in advance. Such requests shall be granted unless the Supervisory Board and the Board of Management are of the opinion that this is evidently not in the best interest of the company. The General Meeting of Shareholders will be provided with all requested information, unless the Supervisory Board and the Board of Management are of the motivated opinion that this is contrary to an overriding interest of the company.

The company attaches great value to shareholder relations. Akzo Nobel uses the Shareholders’ Communication Channel to distribute the agenda of the Annual General Meeting and to allow shareholders who hold their shares through an associated bank, participation in the proxy voting at said meeting. Holders of American Depositary Shares are also given the opportunity to vote by proxy.

In conformity with relevant laws and regulations, the company provides all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence the share price, thereby taking into account possible exceptions permitted by those laws and regulations.

Akzo Nobel actively communicates its strategy and the developments of its businesses to the financial markets. Members of the Board of Management and business managers regularly attend analysts meetings in Europe and the United States. The quarterly results, press conferences, and the analysts’ conference calls, as well as the presentations at analysts meetings organized by the company, are all announced in advance, and are available as webcasts and accessible online. Presentations to (institutional) investors are held at regular intervals and, in principle, are announced on the company’s website or by press releases. Other meetings with analysts or investors are not normally announced in advance, nor can they be followed by webcast or any other means. Discussions in such meetings are limited to information that is already in the public domain. This is in line with the requirement to ensure that all shareholders and other parties in the financial market have equal and simultaneous access to information that may influence the share price. In this respect, the company complies with applicable laws and regulations. In principle, analyst meetings, presentations to (institutional) investors, and direct meetings with investors are not held shortly before publication of the quarterly and annual results.

Back to Contents

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

In the ordinary course of business the company has transactions with various organizations with which certain of its members of the Supervisory Board or Board of Management are associated but no material transactions responsive to this item have been entered into in the period commencing January 1, 2003 to the date of this report. Likewise there have been no transactions with members of the Supervisory Board or Board of Management, any other senior management personnel or any family member of such persons. Also no loans have been extended to members of the Supervisory Board or Board of Management, any other senior management personnel or any family member of such persons.

C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

Item 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

See Item 18 “Financial Statements” for the Consolidated Financial Statements of the company.

The consolidated financial statements of Akzo Nobel have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the EU. This is for the company materially the same as in accordance with IFRS as adopted by the International Accounting Standards Board (IASB). An explanation of how the transition from NL GAAP to IFRS has affected the reported financial position, financial performance and cash flows of the company is provided below:

Explanation of Transition to IFRS

Reference is made to Note 24 of the Notes to the Consolidated Financial Statements in this report.

Legal Proceedings

See Note 15 and Note 25 of the Notes to the Consildated Financial Statements in this report.

Dividend Policy

It is Akzo Nobel’s current intention to pay a dividend of 35 – 40 percent of net income excluding restructuring and impairment charges and results on divestments, but this is subject to earnings, management’s views on the business and allocation of capital, as well as the impact of acquisitions and divestments, and so could change at any time.

Back to Contents

B. SIGNIFICANT CHANGES

Report for the First Quarter of 2006
 The report for the first quarter of 2006 was published on April 20, 2006 and a Form 6-K was furnished with the SEC on the same date. The report is incorporated by reference in this Annual Report.

Acquisition of Sico Inc.
In April 2006, Akzo Nobel N.V. made an offer of CAD 20.00 per common share to acquire Sico Inc. (“Sico”), Canada’s leading coatings company. Sico’s two largest shareholders–who own around 34 percent of the company’s common shares–expressed their full support for the deal and signed a binding commitment to tender their shares under the offer. The Sico Board of Directors also recommended the offer to its shareholders. The total price on a fully diluted basis is CAD 295 million (approximately EUR 210 million) representing 9 times EBITDA of Sico in 2005. This amount will include preferred shares which Akzo Nobel will acquire at par value as well as other net debt.

On June 1, 2006, Akzo Nobel announced Sico shareholders holding approximately 97% of the outstanding Sico common shares on a fully-diluted basis and all of the Sico Class B preferred shares have accepted the offer. As at least 90% of outstanding common shares have been deposited under the Offer, the Offeror intends to acquire the common shares held by shareholders who did not accept the Offer under the compulsory acquisition provisions of the Companies Act (Québec). A motion will be filed with the Superior Court of Québec for approval of the Notice of Compulsory Acquisition.

Hydrogen Peroxides antitrust cases
In 2006, the company entered into a plea agreement with the US Department of Justice resolving its investigation of alleged antitrust violations in the hydrogen peroxides business, pursuant to which the company was sentenced by the US Federal Court for the Northern District of California on May 17, 2006, to pay a fine of USD 32 million. In addition, in April of 2006, the company was informed by the EU Commission on its decision to fine the company for alleged violations of the EU competition law rules in hydrogen peroxides, imposing a fine of EUR 25 million. The company will file an appeal against this decision.

Item 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The tables below sets forth the high and low sales prices for Akzo Nobel common shares on the EURONEXT stock exchange in Amsterdam during the periods indicated and for the ADSs on NASDAQ/NMS. One ADS represents one Akzo Nobel common share.

Back to Contents

		Amsterdam		NASDAQ/NMS
		High	Low	High	Low
		In euros per share		In U.S. dollars per ADS

2001		57.85	33.73	54.50	31.00
2002		54.50	27.25	47.30	27.56
2003		32.44	16.00	38.67	18.12
2004		33.79	24.87	43.75	30.88
2005		40.18	30.82

2004	1st quarter	33.79	28.05	42.66	34.87
	2nd quarter	32.30	27.85	38.05	33.59
	3rd quarter	30.62	24.87	37.33	30.88
	4th quarter	32.68	27.92	43.75	34.88
2005	1st quarter	35.54	30.96	46.16	39.56
	2nd quarter	36.28	30.82	46.84	38.96
	3rd quarter	36.40	32.23	43.84	39.33
	4th quarter	40.18	34.65	47.16	42.25

December 2005		40.18	37.86	47.16	44.63
January 2006		40.15	38.30	48.49	46.46
February 2006		44.08	39.71	52.69	47.31
March 2006		45.60	41.20	54.72	48.79
April 2006		49.41	42.91	59.34	52.57
May 2006		46.90	40.61	59.55	52.83

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

As of May 31, 2006, the Akzo Nobel common shares were listed on the following stock exchanges:

The Netherlands:	Euronext Amsterdam
United States of America:	NASDAQ/NMS, as American Depositary Shares

The Euronext stock exchange in Amsterdam is the principal trading market for Akzo Nobel common shares.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

Back to Contents

F.   EXPENSES OF THE ISSUE

Not applicable

Item 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description sets out certain information concerning the company’s common shares and summarizes certain provisions of the company’s Articles of Association (the “Articles of Association” or the “Articles”) and the Dutch Civil Code1. This summary does not purport to be complete and is qualified in its entirety by reference to the company’s Articles of Association and the Dutch Civil Code.

The Articles of Association were amended by resolution of the General Meeting of Shareholders on April 21, 2005. The amended Articles of Association came into effect on July 1, 2005. The amended Articles were furnished on Form 6-K on July 12, 2005.The company’s authorized capital is EUR 1,600,019,200, which is divided into 48 priority shares of EUR 400 each, 600,000,000 common shares of EUR 2 each, and 200,000,000 cumulative preferred shares of EUR 2 each, divided into fifty series numbered 1 through 50 of 4,000,000 shares each. As of December 31, 2005, 48 priority shares and 286,147,260 common shares were issued and fully paid up.

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

Voting Rights

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

The number of members of both the Supervisory Board and the Board of Management is determined by the General Meeting of Shareholders on the proposal of the Supervisory Board. The members of both Boards are appointed and removed from office by the General Meeting of Shareholders. Appointment shall be made from a binding list of at least two nominees for each vacancy to be filled, such list to be drawn up by the meeting of holders of priority shares within three months of the date that the Board of Management shall by registered letter have invited the holders of priority shares to do so. If the binding list of nominees has not been drawn up in time, the General Meeting of Shareholders shall be free to nominate and appoint candidates of its own choice. Nominees for any one vacancy may not at the same meeting be nominated to fill any other vacancy. The priority shares are held by the Foundation Akzo Nobel. The Board of the Foundation consists of the members of the Supervisory Board who are not member of the Audit Committee. Due to a grandfathering provision of the legislator at the time, these nominations cannot be cancelled by the General Meeting of Shareholders. The Board of the Foundation has confirmed its intention to use its binding nomination rights only in case of exceptional circumstances, such as in the event of a (threatened) hostile takeover. This is confirmed in the Articles of Association of the Foundation.

In the event the meeting of holders of priority shares has not drawn up a binding list as referred to above, the Supervisory Board may make a nonbinding nomination consisting of one person. In the event the meeting of holders of priority shares has not drawn up a binding list as referred to above, a resolution to appoint a member of the Board of Management, not nominated by the Supervisory Board, shall be adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

Unless the General Meeting of Shareholders resolves otherwise at the proposal of the Supervisory Board:
a.	a member of the Supervisory Board shall be appointed for a term that shall lapse in the fourth year after the year of his appointment, on the last day of the month in which the annual General Meeting is held; and
b.	a person may serve on the Supervisory Board for a maximum of twelve years, provided however that exceeding this term pursuant to a resignation at the annual General Meeting of Shareholders in the final year of his term is allowed.

A member of the Supervisory Board may be reappointed with due observance of the provisions mentioned above.

A member of the Board of Management shall be appointed for a maximum period of four years, provided however that unless such member of the Board of Management has resigned at an earlier date, his term of office shall lapse on the day, in the fourth year after the year of his appointment, on the last day of the month in which the annual General Meeting is held. A member may be reappointed with due observance of the preceding sentence. By resolution of the General Meeting of Shareholders, the maximum period of four years may be deviated from.

Back to Contents

The General Meeting of Shareholders can only adopt a resolution to remove a member of the Supervisory Board or a member of the Board of Management from office by a two-thirds majority of the votes cast, in the event that less than half of the issued capital is represented, unless the Supervisory Board itself proposes the removal.

The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board, which shall consist of a fixed amount per annum and which may include a variable remuneration.

The General Meeting of Shareholders adopts the remuneration policy for the Board of Management, upon a proposal of the Supervisory Board. The remuneration of members of the Board of Management will, with due observance of this policy, be determined by the Supervisory Board. A proposal regarding the arrangements for the remuneration of the Board of Management in the form of shares or rights to acquire shares shall need the approval of the General Meeting of Shareholders.

Resolutions of the Board of Management with regard to an important change in the identity or character of the company or the enterprise shall be subject to the approval of the General Meeting of Shareholders.

A proposal to dissolve the company requires the prior approval of the Supervisory Board. A resolution to dissolve the company may be adopted only by a majority of at least two-thirds of the votes cast in a General Meeting of Shareholders at which at least two-thirds of the outstanding capital is represented. If the required proportion of outstanding capital is not represented at such a meeting, a second meeting may be convened for a date within four weeks of the date of the first meeting. At such second meeting a resolution to dissolve the company may be adopted by a majority of at least two-thirds of the votes cast, regardless of the capital represented. In the notice convening such a meeting it shall be stated that and why a resolution may be adopted regardless of the part of the capital represented at such meeting.

Amendment of the Articles of Association

A proposal to amend the Articles of Association requires approval of the Meeting of the Holders of Priority Shares. The General Meeting of Shareholders may only resolve upon an amendment of these Articles which changes the special rights enjoyed by holders of priority shares if such change has been approved by a meeting of holders of priority shares. A resolution to give such approval must be adopted by a majority of at least three-fourths of the outstanding priority shares. Amendment of the Articles of Association to the effect that the special rights accorded holders of any series of preferred shares are changed, shall require the prior approval of the meeting of holders of that series of preferred shares. The General Meeting of Shareholders may only resolve upon an amendment of these Articles which changes the special rights enjoyed by holders of priority shares if such change has been approved by a meeting of holders of priority shares. A resolution to give such approval must be adopted by a majority of at least three-fourths of the outstanding priority shares.

General Meeting of Shareholders

The Articles use "persons entitled to attend shareholders meetings" to mean:
(a)	the company's shareholders;
(b)	holders of depositary receipts for shares issued with the company's sponsorship; and
(c)	pledgees or usufructuaries of shares in the company's capital, excepting pledgees or usufructuaries of shares whereof the voting rights are vested in the shareholder and whereof the rights that the law confers on holders of depositary receipts for shares issued with the company's sponsorship were withheld when the pledge or usufruct was created or transferred.

Back to Contents

The Articles use "persons entitled to attend shareholders meetings and to vote thereat" to mean:
(a)	company shareholders having the right to vote;
(b)	usufructuaries or pledgees having the right to vote for the shares to which the usufruct or pledge relates.

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

One or more persons entitled to attend shareholders’ meetings and vote thereat who alone or jointly represent at least one-hundredth part of the total issued capital may submit proposals for consideration at the General Meeting of Shareholders, provided that such proposals be submitted in writing to the company’s office at least six weeks in advance of the meeting. However, the Board of Management reserves the right not to place proposals from persons mentioned above in this paragraph on the agenda if it judges them to be evidently not in the interest of the company.

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

Back to Contents

Every person entitled to attend shareholders' meetings shall have the right to attend the General Meeting of Shareholders, either in person or by proxy duly authorized in writing, and to address the meeting. The provisions of the preceding paragraph apply mutatis mutandis

The Board of Management may decide that those persons shall be considered as entitled to attend meetings or attend meetings and vote thereat that, at a record date then to be set, have these rights and had their names recorded in a register designated by the Board of Management for that purpose, regardless of who would have been entitled, at the time of the General Meeting of Shareholders, to attend the meeting, or attend the meeting and vote thereat, if a record date as contemplated in this paragraph had not been set. The convening notice for the meeting shall both state the record date and the manner in which the persons entitled to attend the meeting, or attend the meeting and vote thereat, may have their names registered and exercise their rights. These provisions shall apply notwithstanding the provisions of the second and third paragraphs of this article.

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

The annual General Meeting of Shareholders shall be held each year not later than June 30. The agenda for this meeting shall at least comprise the following items:
(a)	consideration of the written annual report of the Board of Management on the company's business and the Board’s conduct thereof;
(b)	adoption of the annual financial statements;
(c)	–for discussion purposes–any changes to the policy of the company on additions to reserves and on dividends;
(d)	–with due observance of article 43 of the Articles–the allocation of profits; and
(e)	if applicable, the proposal to pay a dividend.

These items need not be included in the agenda if an extension has been granted of the term for the preparation of the annual financial statements and the submission of the annual report, or if a proposal for such an extension is part of the agenda.

Back to Contents

 Dividends

With the approval of the Supervisory Board, with due observance of the relevant provisions of the Dutch Civil Code, and without prejudice to the provisions of paragraph 6 of article 43 of the Articles of Association, the Board of Management may declare an interim dividend to be debited to the profit for the current fiscal year, the additional paid-in capital, or any other reserve not being statutory reserves. An interim dividend of this kind may be paid wholly or partly in shares and may be restricted to one class of shares or one or more series of a particular class.

From the profits as shown by the approved statement of income a dividend shall first of all be paid to the preferred shares in the manner described in Article 43 of the Articles of Association. The Board of Management shall be authorized to determine, with the approval of the Supervisory Board, what share of profit remaining shall be carried to the reserves. The remaining profit shall be placed at the disposal of the General Meeting of Shareholders, with due observance of the following sentence, it being provided that no further dividend shall be paid on the preferred share. From the remaining profit, distributions shall, to the extent possible, be made to the priority shares and then equally to the common shares, all in conformity with Article 43 of the Articles of Association. Article 105 of Book 2 of the Dutch Civil Code provides that distribution of profits to shareholders may be made only to the extent that shareholders’ equity exceeds the sum of the amount of the paid and the called up part of the capital and the reserves which must be maintained under the law or Articles of Association. Under Dutch law, a company may make interim distributions if it demonstrates that it has fulfilled the above requirement by providing an interim statement of assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to make a distribution is published.

Cash dividends by virtue of paragraph 4 of article 20, article 42, or article 43 of the Articles of Association that have not been collected within five years of the commencement of the second day on which they became due and payable shall revert to the Company.

Liquidation Rights

The assets remaining after payment of all debts and of the liquidation costs shall be distributed as follows:
(a)	first of all, every holder of preferred shares shall, as much as possible, receive:
(i) the par value of his shares plus the excess over par value paid at the time of issue;
(ii) an amount equaling any shortfall in the distribution on preferred shares as referred to in article 43 of the Articles of Association;
(iii) an amount equaling the percentage referred to in paragraph 1 of article 43 of the Articles ofAssociation (as adjusted, if necessary, by virtue of the pertinent provision of paragraph 3 of that article) of the aggregate par value after addition of the excess paid on the shares at the time of issue, calculated over the period beginning on the first day of the last full fiscal year preceding dissolution, and ending on the day of payment of the distribution on preferred shares referred to in this article, it being understood that all dividends paid on preferred shares in that period shall be deducted from the distribution by virtue of this clause (beginning at iii). If said assets should be insufficient to make the abovementioned distributions, the shortfall in funds shall be deducted from the amounts payable to the holders of preferred shares in proportion to the amounts to which they are entitled;
(b)	next, the holders of priority shares shall as much as possible receive the aggregate par value of their shares;
(c)	next, the holders of common shares shall as much as possible receive the aggregate par value of their shares;
(d)	the balance then remaining shall be used to pay any arrears in dividends on the priority shares; and

Back to Contents

(e)	any residue left after this payment shall be distributed among the holders of common shares, in proportion to their individual holdings.

Preemptive Rights

The company may only issue authorized shares in accordance with a proposal of the Board of Management and only after the General Meeting of Shareholders has adopted a resolution to issue such shares or granted to the Board of Management a general empowerment of a duration not greater than five years to issue such shares. Such a resolution or empowerment is valid only if it has been approved by every group of holders of shares of the same class whose rights the issue will adversely affect. The company may not issue shares without the approval of the Supervisory Board. Generally, subject to certain limitations and qualifications, Article 96 (a) of Book 2 of the Dutch Civil Code provides each shareholder a preemptive right to acquire any issue of shares pro rata to the aggregate amount of his shares. Under the Dutch Civil Code and Article 5 of the Articles of Association, such preemptive rights may be restricted or excluded by a resolution of the General Meeting of Shareholders.

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

 Treasury Shares

With due observance of Dutch statutory law, the company may acquire for a consideration fully paid-up shares in the company's capital, as well as depositary receipts for such shares. For any such acquisition the Board of Management shall require the authorization of the General Meeting of Shareholders and the approval of the Supervisory Board. There is no obligation for neither the company nor for any shareholder to engage in such a transaction.

 Indemnification of Members of the Board of Management and the Supervisory Board

Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the Board of Management and Supervisory Board:

(i)	the reasonable costs of conducting a defense against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company’s request;
(ii)	any damages or fines payable by them as a result of an act or failure to act as referred to under (i);
(iii)	the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Board of Management or Supervisory Board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterized as willful ("opzettelijk"), intentionally reckless ("bewust roekeloos"), or seriously culpable ("ernstig verwijtbaar") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

Back to Contents

The company may take out liability insurance for the benefit of the persons concerned. The Supervisory Board may give further implementation to the above with respect to members of the Board of Management. The Board of Management may give further implementation to the above with respect to members of the Supervisory Board.

Conflict of Interest

Paragraph 3 of article 30 of the Articles of Association provides that when a member of the Supervisory Board has a conflict of interest with respect to a matter to be resolved on by the Supervisory Board, he shall not be entitled to vote on that matter. This principle is elaborated on in the regulations of the Supervisory Board as referred to in paragraph 3 of article 31 of the Articles of Association. In accordance with paragraph 5 of article 35 of the Articles of Association, the Board of Management has drawn up a set of regulations, including provisions in respect of, amongst other things, a conflict of interest between the Company and a member of the Board of Management. The provisions in the regulations of the Supervisory Board and the regulations of the Board of Management with respect to conflicts of interest are in line with the best practice provisions of the Dutch Corporate Governance Code.

C. MATERIAL CONTRACTS

On October 20, 2003 the company entered into a contract with Pfizer on asenapine. This contract was filed as Exhibit 4.a. to the Annual Report on Form 20-F 2003, which is incorporated by reference herein. The company has not entered into other material contracts (other than those entered into in the ordinary course of business) in the past two years. For a description of significant acquisitions and divestments in 2005 and 2004 reference is made to Note 2 of the Notes to the Consolidated Financial Statements in Item 18 “Financial Statements”.

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

Back to Contents

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

Capital Gains
Capital gains realized upon the sale or exchange of common shares by a non-resident individual or by a nonresident corporation of the Netherlands are exempt from Netherlands income tax, corporation tax or withholding tax, unless (I) such gains are effectively connected with a permanent establishment in the Netherlands of the shareholder’s trade or business or (II) are derived from a direct, indirect or deemed substantial holding of common shares of such company (such substantial holding not being a business asset).

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

Back to Contents

United States Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you in all respects if you are a member of a special class of holders subject to special rules, including:

–	a dealer in securities,
–	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
–	a tax-exempt organization,
–	a life insurance company,
–	a person liable for the alternative minimum tax,
–	a person that actually or constructively owns 10 percent or more of the voting stock of Akzo Nobel,
–	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or
–	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of the Netherlands, all as currently in effect, as well as the Tax Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs, and you are:

–	a citizen or resident of the United States, - a domestic corporation,
–	an estate whose income is subject to United States federal income tax regardless of its source, or
–	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local, Dutch and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares generally will not be subject to United States federal income tax.

Taxation of Dividends
Under the United States federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Akzo Nobel out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). You must include any Netherlands tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable income that you must include in income when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum rate of 15 percent provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by Akzo Nobel with respect to the shares or ADSs generally will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount

Back to Contents

of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/ U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Netherlands tax withheld in accordance with the Tax Treaty and paid over to the Netherlands will be creditable or deductible against your United States federal income tax liability. Under a provision of the Netherlands dividend tax act, Akzo Nobel will apply a credit against the amount of the dividend tax withheld before remittance to the Netherlands tax authorities. This credit is the lesser of:
·	3 percent of the part of the gross dividend from which dividend tax is withheld, and
·	3 percent of the gross amount of dividends received from qualifying non-Netherlands subsidiaries.
Because of this credit, the US tax authorities may take the view that the Netherlands withholding tax eligible for credit against United States Federal income taxes should be limited accordingly.
Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate.

Dividends will be income from sources outside the United States, and dividends paid in taxable years beginning before January 1, 2007, generally will be "passive income" or "financial services income" while dividends paid in taxable years beginning before December 31, 2006 generally will be “passive” or “general” income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains
If you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011, is generally taxed at a maximum rate of 15 percent where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

At December 31, 2005, the following contracts to buy and sell currencies were outstanding, all having maturities within one year:

Currency	Buy contracts	Sell contracts	Mark to market	Mark to market
			value	value
Millions of euros			buy contracts*	sell contracts*

U.S. dollar	232	479	2	7
Canadian dollar	61	22	2	–
Pound sterling	314	38	(2)	–
Swedish krona	215	156	(1)	4
Japanese yen	4	103	–	–
Swiss franc	28	–	–	–
Australian dollar	9	28	–	–
Norwegian krone	120	107	1	2
Danish krone	5		–	–
Singapore dollar	29	19	–	–
Mexican pesos	1	36	–	–
Other	26	61	–	(3)

Total	1,044	1,049	2	10

* Asset/(Liability)

The table below summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

Back to Contents

Financial Instruments (Balance Sheet)
	Expected maturity date
Millions of euros	2005	2006	2007	2008	2009	Thereafter	Total	Fair
								value

Long-term borrowings (USD)			86		15	120	221	230
Average interest rate %			6.44		6.28	6.54	6.48

The company does not use financial instruments to hedge the translation risk related to equity and earnings of foreign subsidiaries and nonconsolidated companies.

Interest Rate Risk Management

In principle, the company manages interest risk by matching the duration of assets and liabilities. As a consequence, noncurrent assets and a certain portion of current assets are financed with equity, provisions, and long-term borrowings with fixed interest rates. The remainder of current assets is financed with short-term debt, including floating rate short-term borrowings. In order to achieve an appropriate mix of fixed and floating rate exposure within the company’s policy, a number of swap contracts and forward rate agreements have been entered into.

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

	Expected maturity date
Millions of euros								Effective		Estimated
						There-		interest	Carrying	fair
	2007	2008	2009		2010	after	Total	rate	amount	value

Assets
Subordinated loan to Akzo Nobel Pension Fund						(100)	(100)	5.1	87	87
Average interest rate						3.5	3.5

Liabilities
Long-term borrowings

Fixed Rate (EUR)

Bond loan 98/08		511					511	5.49	513	539
Average interest rate %		5.38					5.38

Bond loan 02/09			1,000				1,000	5.76	1,064	1.069
Average interest rate %			5.63				5.63

Bond loan 03/11						750	750	4.41	791	776
Average interest rate %						4.25	4.25

Fixed Rate (USD)

Bond loan 07	86						86	6.24	86	88
Average interest rate %	6.44						6.44

Bond loan 09			15				15	6.35	15	16
Average interest rate %			6.28				6.28

Bond loan 12						120	120	6.57	120	126
Average interest rate %						6.54	6.54

Interest rate derivatives
Interest rate swaps

Fixed to variable (EUR)			500				500		48	48
Average pay rate%			Euribor	+	0.47
Average receive rate%			5.625

Fixed to variable (EUR)						450	450		23	23
Average pay rate%						Euribor	6 months + 0.43
Average receive rate%						4.25

Fixed to variable (EUR)						200	200		10	10
Average pay rate%						Euribor	6 months + 0.445
Average receive rate%						4.25

Cross currency swap

Variable (EUR) to Variable (USD)			250		EUR/	223 USD			64	64
Average receive rate%			250		EUR	Euribor + 0.47
Average pay rate%			223		USD	Libor + 0.439
Forward rate agreements	Fixed interest rate on deposits
	– in a range from 2.06% to 2.64% on EUR 100 million to EUR 300 million maturity 2006								–	–
	– in a range from 2.34% to 2.47% on EUR 100 million maturity 2007								–	–

Back to Contents

Commodities

In order to hedge the price risk of natural gas, the company has entered into swap contracts for the underlying fuels, with an average volume per month of 43,600 tons for the period of January through December 2006, whereby the price is fixed. The company also concluded futures contracts to hedge the price risk attached to the purchase of 2,600 million m3 of gas, reasonably spread over the period 2006-2008. For none of these contracts hedge accounting is applied.

Furthermore, the company entered into futures contracts for electricity in order to hedge the price risk for the expected use of electricity by certain subsidiaries over the period 2006-2008, spread in tranches of three months. For these contracts cash flow hedge accounting is applied.

The fair value of such contracts is as follows:

Millions of euros; asset	Fair value

Electricity futures	18
Petroleum swaps	4
Gas futures	1

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

Back to Contents

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

There were no significant changes in the company’s internal controls over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the company’s internal controls over financial reporting. The company is continuously working toward improvement of its process and procedures regarding its financial reporting and their assessment.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Supervisory Board has determined, that its member Dolf van den Brink meets the requirements of an Audit Committee Financial Expert as defined in Item 16A of Form 20-F. Mr. van den Brink is independent for purposes of the NASDAQ listing requirements.

Item 16B. CODE OF ETHICS

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

Item 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

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

The Audit Committee has been granted direct responsibility for compensation and oversight of the auditors and the services they provide to the company. The Committee formally evaluates the independence of the external

Back to Contents

auditor and preapproves the fees for all audit, audit-related, and permitted nonaudit services rendered by the external auditor. The external auditors are prohibited from providing certain non-audit services to the company. In order to anchor this in the procedures of the company, the Audit Committee adopted the “Akzo Nobel Auditors Independence Policy” and the related “Akzo Nobel Audit Committee Preapproval Policy on Audit, Audit-Related, and Nonaudit Services.” The Audit Committee has adopted a policy on auditor independence which governs the external auditor’s appointment, rotation, responsibilities, services rendered, compensation, and oversight. These policies can be found on the company’s website (www.akzonobel.com).

The aggregate fees billed by KPMG for professional services rendered for the years 2005 and 2004 were as follows:

Millions of euros	2005	2004

Audit fees	8.8	7.8
Audit-related fees	2.9	2.8
Tax fees	1.0	2.5
Other fees	0.1	0.5

Total	12.8	13.6

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

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None. Our Supervisory Board has determined that all members of the Audit Committee satisfy the independence requirements of Rule 10A-3 of the U.S. Securities and Exchange Act of 1934, as amended.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2005, no Akzo Nobel N.V. common shares were repurchased.

PART III

Item 17. FINANCIAL STATEMENTS

Akzo Nobel has responded to Item 18.

Back to Contents

Item 18. FINANCIAL STATEMENTS

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Akzo Nobel N.V. and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the EU. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

International Financial Reporting Standards as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

Arnhem, the Netherlands
February 6, 2006, except to Note 25, which is as of June 22, 2006

KPMG Accountants N.V.

Back to Contents

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED IN PREPARING THE CONSOLIDATED FINANCIAL STATEMENTS

General

The consolidated financial statements of Akzo Nobel N.V., as from January 1, 2005, have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and also comply with the financial reporting requirements included in section 9 of Book 2 of the Netherlands Civil Code, as far as applicable.

The financial statements as prepared by the Board of Management and as presented in this report are subject to approval by the General Meeting of Shareholders.

The accounting policies as set out below have been applied in preparing the financial statements for the year ended December 31, 2005, the comparative information presented in these financial statements for the year ended December 31, 2004 and in the preparation of the IFRS opening balance sheet at January 1, 2004 (the date of transition to IFRS), with the exception of IAS 32 and 39 for financial instruments, which have been applied prospectively as from January 1, 2005. An explanation on how the transition to IFRS has affected the reporting is provided in Note 24.

Consolidation

The consolidated financial statements include the accounts of Akzo Nobel N.V. and its subsidiaries. Subsidiaries are companies over which Akzo Nobel N.V. directly and/or indirectly has control. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Minority interest in equity and earnings is shown separately. Transactions between consolidated companies are eliminated.

Valuation

The principles of valuation and determination of income used in the consolidated financial statements are based on historical costs, unless stated otherwise in the principles of valuation of assets and liabilities.

Translation of Foreign Currencies

In the balance sheet, amounts in foreign currencies are translated into euros at year-end exchange rates. Foreign exchange differences are included in income.

Statements of income in foreign currencies are translated into euros at average exchange rates. Foreign exchange differences resulting from translation into euros of shareholders’ equities and of intercompany loans of a permanent nature with respect to subsidiaries outside the euro region are recorded as a separate component within shareholders’ equity. Upon disposal or liquidation of a foreign entity these cumulative translation adjustments are recognized as income or expense.

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction.

Back to Contents

Before being consolidated, the financial statements of subsidiaries established in hyperinflationary countries are adjusted for the effects of changing prices.

Principles of Valuation of Assets and Liabilities

Property, Plant and Equipment
Property, plant and equipment are valued at cost less accumulated depreciation and impairment charges. Costs include the financing charges of capital investment projects under construction.

Government grants to compensate for the cost of an asset are deducted from the cost of the related asset.

Depreciation is computed by the straight-line method based on the estimated useful life. In the majority of cases the useful life of plant equipment and machinery is 10 years, and for buildings ranges from 20 to 30 years. Land is not depreciated. Residual value is in the majority of cases assumed to be insignificant. In cases where the book value so computed exceeds the recoverable amount an impairment charge is recognized in income.

Depreciation methods, useful lives and residual values are reassessed annually.

Gains and losses on the sale of property, plant and equipment are included in income.

Parts of property, plant and equipment that have different useful lives are accounted for as separate items of property, plant and equipment.

Cost of major maintenance activities are capitalized as a separate component of property, plant and equipment, and depreciated over the estimated useful life. Maintenance costs which cannot be separately defined as a component of property, plant and equipment are expensed in the period in which they occur.

Financial leases at inception are recognized in the balance sheet at the lower of the assets’ fair value or the present value of the minimum lease payments, and are amortized on a straight-line basis over the shorter of the lease-term or the useful life of the asset. If the book value so computed exceeds the recoverable amount of the assets an impairment charge is recognized. Operational leases are not capitalized. Costs related to these contracts are expensed ratably over the term of the lease.

Intangible Assets
Intangible assets with a finite life, such as licenses, know-how and intellectual property rights, are capitalized at historic cost and amortized on a straight-line basis over the estimated useful life, which in the majority of cases ranges from 10 to 15 years. Development costs are capitalized if it is probable that sufficient future economic benefits will be generated by the intangible asset arising from development, and amortized on a straight-line basis over the estimated useful life, which in the majority of cases is 5 years. In cases where the book value so computed exceeds the recoverable amount an impairment charge is recognized in income.

Intangible assets with an indefinite life, which presently only include purchased goodwill, are not amortized, but tested for impairment annually. In cases where the book value of the intangibles exceeds the recoverable amount an impairment charge is recognized in income. Goodwill is determined as the difference between the fair value of the consideration paid for new interests and the fair value of the purchased net assets at the date of acquisition. Goodwill related to a nonconsolidated company is included in the carrying amount of that nonconsolidated company.

Back to Contents

Financial Noncurrent Assets
Interests in companies where Akzo Nobel can exercise significant influence but not control, are treated as nonconsolidated companies and are stated at the amount of Akzo Nobel’s share in shareholders’ equity from the date that significant influence commences until the date that significant influence ceases. The calculation of shareholders’ equity is based as much as possible on the Akzo Nobel principles of valuation. When the share of losses exceeds the interest in the company, the carrying amount is reduced to nil and recognition of further losses is discontinued, unless Akzo Nobel has incurred legal or constructive obligations on behalf of the company.

Jointly controlled companies are equity accounted for as nonconsolidated companies.

Unrealized gains arising from transactions with nonconsolidated companies are eliminated to the extent of Akzo Nobel’s interest in the company and are eliminated against the investment in the nonconsolidated company. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Loans to nonconsolidated companies are carried at amortized cost less impairment losses.

For the valuation of deferred tax assets, see Deferred Taxes.

Other financial noncurrent assets classified as held to maturity are recognized at amortized cost less impairment losses, while other financial noncurrent assets classified as available for sale are stated at fair value, with gains and losses resulting from changes in the fair value recognized directly in equity and impairment losses recognized in the statement of income. Upon derecognition of financial noncurrent assets classified as available for sale, the cumulative gain or loss previously recognized directly in equity is recognized in the statement of income.

Inventories
Inventories are stated at the lower of cost or net realizable value. Costs of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to the present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, and takes into account the stage of completion. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Receivables
Trade and other receivables are stated at their cost less impairment losses. Long-term receivables are discounted to their net present value.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances and short-term highly liquid investments that are directly convertible into known amounts of cash. These are stated at fair value.

Assets and Liabilities Classified as Held for Sale
Assets and liabilities are classified as held for sale if it is highly probable that the carrying amount will be recovered through a sale transaction rather than through continuing use. When reclassifying assets as held for sale, the assets are recognized at the lower of the carrying amount or fair value less selling costs. Assets held for sale are not depreciated but tested for impairment. Impairment losses on assets and liabilities held for sale are recognized in the statement of income.

Back to Contents

Shareholders’ Equity
The consideration paid for repurchased shares, including directly attributable cost, is deducted from equity.

Dividends are recognized as a liability in the period in which they are declared.

Provisions
Provisions are recorded when a present legal or constructive obligation as a result of a past event exists, and it is probable that an outflow of economic benefits is required to settle the obligation. Provisions are stated at net present value, taking the timing of cash outflows into account. The expected future cash outflows are discounted at appropriate pre-tax interest rates, reflecting current market assessments of the time value of money and, if applicable, the risks specific to the liability. The increase of provisions as a result of the passage of time is recognized in the statement of income under Financing Charges.

Provisions for restructuring are recognized when a detailed and formal restructuring plan has been approved, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Pensions and Other Postretirement Benefits
Defined Contribution Plans

Obligations for contributions to defined contribution plans are recognized in the statement of income as incurred.

Defined Benefit Plans
Most of the company’s defined benefit pension plans are funded with plan assets that have been segregated in a trust or foundation. For plans which are not separately funded, the company recognizes a provision. Valuations of both funded and unfunded plans are carried out by independent actuaries based on the projected unit credit method. Pension costs primarily represent the increase in the actuarial present value of the obligation for projected pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

In certain countries the company also provides postretirement benefits other than pensions to its employees. These plans are generally not funded. Valuations of the obligations under these plans are carried out by independent actuaries based on the projected unit credit method. The costs relating to such plans primarily consist of the present value of the benefits attributed on an equal basis to each year of service and the interest on this obligation in respect of employee service in previous years.

Actuarial gains and losses that arise after January 1, 2004, in calculating the company’s obligation in respect of a plan, are recognized to the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets. That portion is recognized in the statement of income over the expected average remaining working lives of the employees participating in the plan. Otherwise, actuarial gains or losses are not recognized.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the statement of income on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the statement of income.

Back to Contents

Other Long-Term Employee Benefits
Other long-term employee benefits include long-service or sabbatical leave, jubilee or other long-service benefits and other employee benefits payable more than 12 months after the related service rendered. These provisions are stated at present value.

Deferred Taxes
Deferred tax assets and liabilities are based on temporary differences between the valuation of assets and liabilities for accounting purposes and the valuation for tax purposes. Measurement of deferred tax assets and liabilities is based upon the enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those timing differences are expected to be reversed. Deferred taxes are not discounted. The tax effect on the elimination of intercompany profit in inventories is based on the tax rate of the country of the company receiving the goods.

Deferred tax assets, including assets arising from losses carried forward, are recognized if it is probable that the asset will be realized. Nonrefundable dividend taxes are taken into account in the determination of provisions for deferred taxes to the extent of earnings expected to be distributed by affiliated companies. If separate tax rates exist for distributed and undistributed profits, the current and deferred taxes are measured at the tax rate applicable to undistributed profits. The income tax consequences of dividends are recognized when a liability to pay the dividend is recognized. Deferred taxes are not provided for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

Stock-Based Compensation
The stock option plan allows certain employees of the company to acquire Akzo Nobel N.V. common shares. These options generally vest if the employee stays with the company during an uninterrupted three-year period. The company also has a Performance Share Plan, under which shares are conditionally granted to certain employees. The actual number of shares which the employees will receive, depends on the employee having stayed with the company during an uninterrupted three-year period and the company’s Total Shareholder Return (TSR) performance over a three-year period, compared with TSR performance of a specified peer group.

The fair value of the options or performance shares granted is recognized as an employee expense with a corresponding increase in shareholders’ equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options or performance shares. The fair value of the options and performance shares granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options and performance shares were granted. For the performance shares this also includes the market conditions expected to impact the company’s TSR performance in relation to the selected peers. The amount recognized as an expense is adjusted to reflect the actual number of options or performance shares that vest, except where forfeiture or extra vesting of performance shares is only due to the actual TSR performance differing from the performance anticipated at the grant of the performance shares.

Long-Term Borrowings and Short-Term Debt
Long-term borrowings are stated at amortized cost, applying the effective interest rate method unless fair value interest rate hedging is applied. In that case a synthetic bond is presented, which is measured at fair value, as an adjustment of the underlying bond which is stated at amortized cost. Short-term debt is stated at fair value.

Back to Contents

Trade and Other Payables
Trade and other payables are stated at fair value.

Derivative Financial Instruments
Derivative financial instruments include forward exchange contracts, interest rate derivatives and commodity contracts, as well as embedded derivatives included in normal business contracts.

2005
Forward exchange and commodity contracts are measured at fair value in the balance sheet, with changes in the fair value recognized in income, unless cash flow hedge accounting is applied. In the latter case, the effective part of the fair value change is deferred in shareholders’ equity until the hedged transactions have been reflected in the accounts. The fair values are recognized in the balance sheet under Trade and Other Receivables, or under Trade and Other Payables.

For the interest rate derivates the company in principle applies fair value hedge accounting. The changes in fair value are recognized in the statement of income, where the effective part is offset by the fair value change of the underlying bond. Such amounts are included in Financing Charges. The fair value of the derivatives is recognized in the balance sheet under Other Financial Noncurrent Assets.

2004
Results on forward exchange contracts are recognized in income to offset the foreign exchange differences on the related hedged items. Exchange differences on anticipatory hedges of firm commitments regarding sales and purchases are deferred on the balance sheet until the hedged transactions have been reflected in the accounts. The capitalized or accrued amounts are included in receivables or current liabilities.

Principles of Determination of Income
The determination of income is closely associated with the valuation of assets and liabilities. In addition, the following principles are observed in the preparation of the statement of income:

Revenues
Revenues are defined as the revenue from the sale and delivery of goods and services and royalty income, net of rebates, discounts and similar allowances, and net of sales tax. Revenue from sales of goods is recognized when the significant risks and rewards have been transferred to a third party. Service revenues are recognized as services are rendered. No revenue is recognized if there are significant uncertainties regarding the recovery of the consideration due, associated cost, or the possible return of goods, or if management keeps continuing involvement with the goods.

Costs of Sales
Costs of sales comprise the manufacturing costs of the goods sold and delivered, and any inventory write-downs to lower net realizable value. Manufacturing costs include such items as:

–	the costs of raw materials and supplies, energy, and other materials;
–	depreciation and the costs of maintenance of the assets used in production;
–	salaries, wages, and social charges for the personnel involved in manufacturing.

The costs of services and royalties, generally, are included in the functional cost lines, as applicable: Selling Expenses, Research and Development Expenses, or General and Administrative Expenses.

Back to Contents

Research Costs and Preparation and Start-up Expenses
Research costs and preparation and start-up expenses are charged to income as incurred.

Government Grants
Government grants related to cost are recognized in the statement of income in the same periods as the related cost to be compensated and are deducted from the relevant cost. For government grants related to assets, see the accounting policy for Property, Plant and Equipment.

Financing Charges
Financing charges comprise the interest payable on borrowings, calculated using the effective interest method. Also the interest expense component of finance lease payments and the increase of provisions as a result of the passage of time are recognized under Financing Charges. Entries in the statement of income related to interest rate derivatives are also recognized under Financing Charges.

Interest income is recognized under Financing Charges, using the effective interest method.

Taxes on Income
Taxes on income comprise both current and deferred taxes, including effects of changes in tax rates.

Income tax is recognized in the statement of income, unless it relates to items recognized directly in equity or deferred tax recognized in a purchase price allocation.

Earnings from Nonconsolidated Companies
Income from nonconsolidated companies consists of Akzo Nobel’s share in earnings of these companies and interest on loans granted to them, with an allowance being made for taxes relating to these items.

Impairments
The carrying amounts of the assets, inventories and deferred tax assets are reviewed at balance sheet date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated. For goodwill and other intangible assets with an indefinite useful life the recoverable amount is estimated at each balance sheet date. The recoverable amount of an asset or its cash generating unit is the greater of the net selling price and the value in use, whereby estimated future cash flows are discounted to their present value.

The discount rate used reflects current market assessments of the time value of money and, if appropriate, the risks specific to the assets.

An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of income.

Emission Rights
Emission rights granted by the government are recognized at cost, which is generally nil. A provision is recorded if the actual emission of pollutants is higher than the emission rights received.

Back to Contents

Use of Estimates
The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements. The estimates and assumptions are based on experience and various other factors that are believed to be reasonable under the circumstances, and are used to judge the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Revisions to accounting estimates are recognized in the period in which the estimate is revised, or in the revision and future periods if the changed estimates affect both current and future periods.

Segment Reporting
The primary segment reporting is based on the business segments of the company, whereby the business segments are engaged in providing products or services which are subject to risks and rewards which differ from the risks and rewards of the other segments. In determining whether products and services are related, aspects such as the nature of the products or services, the nature of the production processes, and the type or class of customers for the products or services are taken into consideration. Segments reported are Organon, Intervet, Coatings, and Chemicals, which also reflects the management structure of the company. The secondary segment reporting is based on the geographical areas in which the company operates, whereby economic environments with comparable risks and returns are grouped together. Intersegment pricing is determined on an arm’s length basis.

Back to Contents

CONSOLIDATED BALANCE SHEETS

Before allocation of profit	December 31,
Millions of euros, except per share amounts	2005	2004

Assets
Current assets
Cash and cash equivalents (Note 3)	1,486	1,811
Receivables (Note 4)	2,596	2,400
Accounts receivable from nonconsolidated companies	63	33
Income tax receivable	137	210
Inventories (Note 5)	1,987	1,978
Assets held for sale (Note 6)	322
Prepaid expenses	114	118

Total current assets	6,705	6,550

Intangible assets (Note 7)	488	448
Property, plant and equipment, net (Note 8)	3,432	3,535
Nonconsolidated companies (Note 9)	301	318
Deferred tax assets (Note 21)	895	794
Other assets	604	306

Total assets	12,425	11,951

Liabilities and shareholders’ equity
Short-term liabilities
Short-term borrowings (Note 10)	314	258
Income tax payable	380	468
Current liabilities (Note 11)	2,953	2,707
Payables to nonconsolidated companies	4	2
Current portion of long-term borrowings (Note 12)	43	302
Liabilities held for sale (Note 6)	60

Total short-term liabilities	3,754	3,737

Long-term borrowings (Note 12)	2,702	2,392

Long-term liabilities (Note 13)	2,393	3,077

Minority interest	161	140

Shareholders’ equity (Note 14)
Priority shares:
48 shares authorized and outstanding of EUR 400 per share	–	–
Common shares:
Authorized 600,000,000 shares of EUR 2 per share
Outstanding at December 31, 2004: 286,147,260 shares		572
Outstanding at December 31, 2005: 286,147,260 shares	572
Additional paid-in capital	1,803	1,803
Cumulative translation differences	142	(20)
Other reserves	(64)	(694)
Undistributed profits	875	859
Statutory reserves	87	85

Total shareholders’ equity	3,415	2,605

Total liabilities and shareholders’ equity	12,425	11,951

See accounting policies and accompanying notes to consolidated financial statements.

Back to Contents

CONSOLIDATED STATEMENT OF INCOME

	for the years ended December 31,
Millions of euros, except per share amounts	2005	2004

Revenues	13,000	12,833
Cost of sales	(7,066)	(6,825)

Gross margin	5,934	6,008

Selling expenses	(3,297)	(3,254)
Research and development expenses	(834)	(816)
General and administrative expenses	(693)	(674)
IAS 39 fair value adjustments (Note 17)	26
Incidentals (Note 18):
- Special benefits	571	84
- Results on divestments	44	579
- Restructuring and impairment charges	(169)	(197)
- Charges related to major legal, antitrust and environmental cases (Note 15)	(112)	(202)
Other operating income/(expenses), net (Note 19)	16	(1)

Operating income	1,486	1,527

Financing charges, net (Note 20)	(156)	(144)

Operating income less net financing charges	1,330	1,383
Income taxes (Note 21)	(336)	(412)

Earnings of consolidated companies less income taxes	994	971
Earnings from nonconsolidated companies (Note 9)	4	10

Earnings before minority interest	998	981
Minority interest	(37)	(36)

Net income	961	945

Basic earnings per share	3.36	3.31

Diluted earnings per share	3.35	3.30

See accounting policies and accompanying notes to consolidated financial statements.

Back to Contents

CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of euros	2005		2004

Profit for the period	998		981
Adjustments to reconcile earnings to cash generated from operating activities:
Depreciation and amortization	569		565
Impairment losses	132		74
Financing charges	156		144
Earnings from nonconsolidated companies	(17)		(52)
Taxes recognized in income	338		415

Operating profit before changes in working capital and provisions		2,176		2,127
Changes in trade and other receivables	(169)		(163)
Changes in inventories	38		(23)
Changes in trade and other payables	(117)		154
Changes in provisions	(598)		(63)
Other	28		(4)

		(818)		(99)

Cash generated from operating activities		1,358		2,028

Interest paid	(145)		(139)
Income taxes (paid)/received	(391)		(217)
Pretax gain on divestments	(44)		(579)

		(580)		(935)

Net cash from operating activities		778		1,093

Capital expenditures	(514)		(551)
Investments in intangible assets	(67)		(28)
Interest received	34		21
Repayments from nonconsolidated companies	27		11
Dividends received	19		123
Acquisition of consolidated companies[1]	(55)		(80)
Proceeds from sale of interests[1]	64		1,036
Loan and prepaid premiums to APF[2]	(150)
Other changes in noncurrent assets	53		2

Net cash from investing activities		(589)		534

New long-term borrowings	3		22
Repayment of borrowings	(269)		(191)
Termination of currency swap	78
Dividends	(366)		(366)

Net cash from financing activities		(554)		(535)

Net change in cash and cash equivalents		(365)		1,092
Cash and cash equivalents at January 1		1,811		727
Effect of exchange rate changes on cash and cash equivalents
and impact of IAS 32/39		40		(8)

Cash and cash equivalents at December 31		1,486		1,811

[1] Net of cash acquired or disposed of.
[2] Akzo Nobel Pension Fund in the Netherlands.

Back to Contents

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent

			Statutory reserves

						Other
			Change in			reserves
	Subscr.	Addit.	fair value	Other	Cumulative	and un-
Millions of euros	share	paid-in	of	statutory	translation	distributed	Shareholders	Minority	Total
	capital	capital	derivatives	reserves	reserves	profits	equity	interest	equity

Balance at January 1, 2004	572	1,803		85		(435)	2,025	140	2,165
Equity settled transactions						(2)	(2)		(2)
Changes in exchange rates in
respect of affiliated companies					(20)		(20)	(4)	(24)

Income directly recognized in equity					(20)	(2)	(22)	(4)	(26)
Net income						945	945	36	981

Total income/(expenses)					(20)	943	923	32	955
Dividend paid						(343)	(343)	(23)	(366)
Change minority interests in
subsidiaries								(9)	(9)
Capitalized development cost				–			–		–

Balance at December 31, 2004	572	1,803		85	(20)	165	2,605	140	2,745
Implementation IAS 32 and 39			(9)				(9)		(9)
Equity settled transactions						28	28		28
Changes in fair value of derivatives			11				11		11
Changes in exchange rates in respect of affiliated companies					162		162	16	178

Income directly recognized in equity			2		162	28	192	16	208
Net income						961	961	37	998

Total income/(expenses)			2		162	989	1,153	53	1,206
Dividend paid						(343)	(343)	(23)	(366)
Change minority interests in subsidiaries								(9)	(9)
Capitalized development cost				–			–		–

Balance at December 31, 2005	572	1,803	2	85	142	811	3,415	161	3,576

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(1) Industry Segment Information and Geographic Data

Segment information is presented in respect of the company’s business and geographical segments. The primary segment reporting is based on the business segments, which also forms the basis for the company’s management and internal reporting structure. The secondary segment reporting is based on the geographical areas in which the company operates, whereby segment revenue is based on the geographical location of customers and segment assets are based on the geographical location of the assets.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(a) Industry Segment Information
The information presented below illustrates the relative importance of the individual groups.

	Revenues		Operating income
Millions of euros	2005	2004	2005	2004

Organon	2,425	2,344	415	275
Intervet	1,094	1,027	238	184
Coatings	5,555	5,237	384	406
Chemicals	3,890	4,317	312	869
Miscellaneous products, intragroup deliveries, non- allocated items and eliminations	36	(92)	137	(207)

Total	13,000	12,833	1,486	1,527

	Identifiable assets		Capital expenditures		Depreciation
Millions of euros	2005	2004	2005	2004	2005	2004

Organon	2,262	2,075	95	103	118	118
Intervet	1,082	968	54	54	40	38
Coatings	3,328	3,094	112	122	126	119
Chemicals	2,946	2,773	252	269	233	262
Miscellaneous products, nonallocated items, and eliminations, including cash and cash equivalents	2,506	2,723	1	3	11	3

	12,124	11,633	514	551	528	540
Nonconsolidated
companies	301	318

Total	12,425	11,951	514	551	528	540

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(b) Geographic Data
Below geographic information for Akzo Nobel is presented for revenues, operating income, identifiable assets and expenditures for property, plant and equipment.

	Revenues by region of destination		Revenues by region of origin		Operating income
Millions of euros	2005	2004	2005	2004	2005	2004

The Netherlands	862	844	2,459	2,748	474	446
Germany	1,238	1,165	1,152	1,050	144	159
Sweden	516	509	1,237	1,155	137	33
United Kingdom	809	833	754	848	(59)	(57)
Other European countries	4,075	4,122	3,069	2,921	527	532
USA and Canada	2,400	2,445	2,116	2,221	(67)	60
Latin America	830	729	626	493	85	133
Asia	1,590	1,536	1,231	1,087	192	175
Other regions	680	650	356	310	53	46

Total	13,000	12,833	13,000	12,833	1,486	1,527

	Identifiable assets		Capital expenditures
Millions of euros	2005	2004	2005	2004

The Netherlands	3,061	2,959	179	189
Germany	750	828	25	23
Sweden	863	847	65	60
United Kingdom	690	582	31	29
Other European countries	2,112	2,163	81	81
USA and Canada	1,959	1,794	51	52
Latin America	619	454	42	61
Asia	1,017	834	32	47
Other regions	329	295	8	9

	11,400	10,756	514	551
Eliminations and cash and cash equivalents	724	877
Nonconsolidated companies	301	318

Total	12,425	11,951	514	551

(2) Acquisitions and Dispositions

In February 2005, Akzo Nobel announced it would focus its Chemicals portfolio on five strategic areas with clear prospects for profitable leadership. As a consequence of the strategic review, businesses with 2004 revenues of around EUR 700 million will be divested. The processes to realize these divestments are on track. The divestment process for a number of these activities is at such a stage that the assets and liabilities thereof qualify as held for sale. See note 6 of these consolidated financial statements.

In September 2003, Akzo Nobel announced its plan to sell Catalysts, Coating Resins, and Phosphorus Chemicals from its Chemicals portfolio. In 2004 these divestments were completed. Effective July 31, 2004, Catalysts and Phosphorus Chemicals were divested for EUR 616 million and EUR 231 million, respectively,

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

resulting in an after-tax gain of EUR 338 million and EUR 68 million, respectively. In December 2004, Coating Resins was divested for EUR 110 million, resulting in an after-tax gain of EUR 35 million.

In July 2004, the German decorative paint wholesaler Timpe & Mock was acquired for an amount of EUR 35 million, including EUR 17 million of goodwill.

During 2005 and 2004, Akzo Nobel acquired several other businesses in strategic markets and geographic areas. Also a number of other activities were divested in 2005 and 2004. None of these were significant to the consolidated financial statements.

All acquisitions were accounted for on the basis of the purchase accounting method.

The acquisitions in 2005 contributed EUR 49 million to revenues. If all acquisitions had occurred on January 1, 2005, additional revenues would have been EUR 84 million. Given their limited size, the acquisitions in 2005 only had a marginal contribution to net income, even if all acquisitions had occurred on January 1, 2005.

The acquisitions in 2005 had (at acquisition date) the following effect on Akzo Nobel’s assets and liabilities:

Recognized values

Property, plant and equipment	18
Intangible assets	23
Inventories	11
Trade and other receivables	14
Provisions	(4)
Long-term borrowings	(15)
Trade and other payables	(7)

Net identifiable assets and liabilities	40
Goodwill on acquisitions	15

Consideration paid	55
Cash acquired	–

Net cash outflow	55

(3) Cash and Cash Equivalents

Millions of euros	2005	2004

Cash in banks	342	282
Short-term investments	1,144	1,529

Total	1,486	1,811

Short-term investments almost entirely consist of cash loans, time deposits, marketable private borrowings, and marketable securities immediately convertible into cash.

At December 31, 2005 and December 31, 2004, the amount of cash and cash equivalents was freely available.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(4) Receivables

Millions of euros	2005	2004

Trade receivables	2,161	1,971
Non-income taxes	108	125
Fair value derivatives	28
Other receivables	319	317

	2,616	2,413
Discounted drafts with recourse	(20)	(13)

Total	2,596	2,400

Allowances for doubtful accounts included
as a deduction from receivables	142	157

(5) Inventories

Millions of euros	2005	2004

Raw materials and supplies	616	596
Work in process	401	400
Finished products and goods for resale	963	977
Inventory prepayments	7	5

Total	1,987	1,978

Provisions for obsolescence deducted from
inventory book values	147	146

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(6) Assets and Liabilities classified as Held for Sale

In February 2005, Akzo Nobel announced it would focus its Chemicals portfolio on five strategic areas with clear prospects for profitable leadership. As a consequence of the strategic review, businesses with 2004 revenues of around EUR 700 million will be divested. The process to realize these divestments is on track. The divestment process for a number of these activities is in such a stage that the assets and liabilities thereof qualify as held for sale. The following activities are included in the disposal group: Oleochemicals, Solar Salt Australia, Ink & Adhesive Resins, PVC Additives, Polymerization Catalysts, EMC and Carbide.

Assets held for sale include the following:

2005

Property, plant and equipment	164
Inventories	75
Trade and other receivables	83

322

Liabilities classified as held for sale include the following:

2005

Trade and other payables	60

60

The impairment charge for assets held for sale amounted to EUR 16 million.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(7) Intangible Assets

Millions of euros	Total	Goodwill	Licenses, know- how, and intellectual property rights	Development costs

Balance at January 1, 2004
Cost of acquisition through business combinations	598	310	288
Cost of internally developed intangibles	11			11
Accumulated amortization/impairment	(185)	(58)	(124)	(3)

Book value	424	252	164	8

Changes in book value
Acquisitions through business combinations	48	47	1
Other investments - including internally developed	28	–	25	3
Divestitures	(5)	(1)	(4)
Amortization	(25)		(22)	(3)
Impairments	(14)	(14)
Change in exchange rates	(8)	(7)	(1)

Total changes in 2004	24	25	(1)	–

Balance at December 31, 2004
Cost of acquisition through business combinations	628	342	286
Cost of internally developed intangibles	13			13
Accumulated amortization/impairment	(193)	(65)	(123)	(5)

Book value	448	277	163	8

Changes in book value
Acquisitions through business combinations	36	13	23
Other investments – including internally developed	67	5	59	3
Divestitures	(2)	(2)
Amortization	(41)		(38)	(3)
Impairments	(35)	(21)	(14)
Change in exchange rates	15	13	2

Total changes in 2005	40	8	32	–

Balance at December 31, 2005
Cost of acquisition through business combinations	722	348	374
Cost of internally developed intangibles	16			16
Accumulated amortization/impairment	(250)	(63)	(179)	(8)

Book value	488	285	195	8

For details on the impairment charges reference is made to Note 18.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(8) Property, Plant and Equipment

Millions of euros	Total	Buildings and land	Plant equipment and machinery	Other equipment	Construction in progress and prepayments on projects	Assets not used in the production process

Balance at January 1, 2004
Cost of acquisition	9,837	2,736	5,692	902	446	61
Accumulated depreciation/impairment	(5,870)	(1,130)	(4,027)	(671)		(42)

Book value	3,967	1,606	1,665	231	446	19

Changes in book value
Acquisitions through business combinations	8		4	4
Divestitures	(301)	(90)	(181)	(6)	(24)
Capital expenditures	551	146	362	75	(34)	2
Transfer between categories		(51)	(3)	(2)	(2)	58
Disinvestments	(32)	(7)	(17)	(3)	(1)	(4)
Depreciation	(540)	(107)	(354)	(78)		(1)
Impairments	(63)	(4)	(20)	(14)		(25)
Changes in exchange rates	(55)	(26)	(23)	(3)	(3)

Total changes in 2004	(432)	(139)	(232)	(27)	(64)	30

Balance at December 31, 2004
Cost of acquisition	9,141	2,576	5,186	830	382	167
Accumulated depreciation/impairment	(5,606)	(1,109)	(3,753)	(626)		(118)

Book value	3,535	1,467	1,433	204	382	49

Changes in book value
Acquisitions through business combinations	18	6	10	2
Divestitures	(1)		(1)
Capital expenditures	514	96	365	84	(33)	2
Transfer between categories		(38)	31	62	(54)	(1)
Disinvestments	(13)	(8)	(2)	(1)		(2)
Depreciation	(528)	(105)	(339)	(81)		(3)
Impairments	(97)	(35)	(57)	(3)		(2)
Transfer to noncurrent assets held for sale	(164)	(41)	(74)	(43)	(6)
Changes in exchange rates	168	72	77	8	9	2

Total changes in 2005	(103)	(53)	10	28	(84)	(4)

Balance at December 31, 2005
Cost of acquisition	9,419	2,665	5,386	890	298	180
Accumulated depreciation/impairment	(5,987)	(1,251)	(3,943)	(658)		(135)

Book value	3,432	1,414	1,443	232	298	45

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The total book value of land at December 31, 2005 was EUR 222 million (at December 31, 2004: EUR 234 million).

The book value of property, plant and equipment financed by installment buying and leasing and not legally owned by the company was EUR 61 million at December 31, 2005 (at December 31, 2004: EUR 44 million).

For details on the impairment charges reference is made to Note 17.

(9) Nonconsolidated Companies

Millions of euros	2005	2004

Investments in nonconsolidated companies	285	301
Loans to nonconsolidated companies	16	17

Total	301	318

Dividends received from nonconsolidated companies in 2005 and 2004 amounted to EUR 19 million and EUR 123 million, respectively.

Earnings from nonconsolidated companies in 2005 include a tax charge of EUR 2 million and in 2004 a tax charge of EUR 4 million.

At December 31, 2005, consolidated retained earnings included EUR 128 million (2004: EUR 132 million) of undistributed earnings from Akzo Nobel's investments in nonconsolidated companies. Accounts receivable from and payable to nonconsolidated companies are separately presented in the Consolidated Balance Sheet.

The most important nonconsolidated companies are the 50-percent interest in Flexsys, the remaining 20% interest in the former Fibers activities, and the 30-percent interest in Methanor.

Summarized information of nonconsolidated companies on a 100-percent basis follows:

Millions of euros	2005	2004

Current assets	629	797
Noncurrent assets	1,000	982

Total assets	1,629	1,779

Current liabilities	537	435
Noncurrent liabilities	480	600
Shareholders’ equity	612	744

Total liabilities and equity	1,629	1,779

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Millions of euros	2005	2004

Revenues	2,500	2,653
Income before tax	74	248
Net income / (loss)	21	214

The decrease in the 2005 statement of income figures is mainly caused by incidental losses, related to the closure of Methanor and guarantees for environmental costs at Acordis. The operational performance of the nonconsolidated companies improved slightly. The lower earnings as a result of the divested Catalysts operations were partly compensated by higher results for Flexsys.

Certain nonconsolidated companies sell goods and provide services to consolidated Akzo Nobel companies. In addition, consolidated Akzo Nobel companies sell goods and provide services to certain nonconsolidated companies. Such transactions were not significant. Management believes that the terms and pricing of these intersegment transactions are reasonable from a market perspective.

(10) Short-term Borrowings

	Balance at end of year in millions of euros	Weighted average interest rate at end of year

Year ended December 31, 2004
Banks	241	5%
Commercial paper
Borrowings from nonconsolidated companies	17	2%
Current portion of long-term borrowings	302

Year ended December 31, 2005
Banks	298	2%
Commercial paper
Borrowings from nonconsolidated companies	16	2%
Current portion of long-term borrowings	43	2%

Commercial paper relates to Akzo Nobel’s commercial paper program in the United States, which at December 31, 2005, as at December 31, 2004, had a maximum of USD 1.0 billion (year-end 2005: EUR 0.8 billion; year-end 2004: EUR 0.7 billion), and to Akzo Nobel’s Euro commercial paper program, which at December 31, 2005, as at December 31, 2004, had a maximum of EUR 1.5 billion. At December 31, 2005, and at December 31, 2004, there was no commercial paper outstanding.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(11) Current Liabilities

Millions of euros	2005	2004

Prepayments by customers	24	17
Payable to suppliers	1,180	1,146
Taxes and social security contributions	153	181
Amounts payable to employees	369	289
Dividends	4	1
Pensions	272	135
Current portion of long-term liabilities related to restructurings	118	121
Current portion of other long-term liabilities	383	249
Fair value derivatives	13
Other	437	568

Total	2,953	2,707

(12) Long-term Borrowings

Millions of euros	2005	2004

Debentures	2,588	2,279
Debt to credit institutions	52	46
Other borrowings	62	67

Total	2,702	2,392

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Debentures and other borrowings can be specified as follows:

Millions of euros		2005	2004

Debentures
5.38%	1998 maturing 2008	513	512
5.63%	2002 maturing 2009	1,064	823
4.25%	2003 maturing 2011	791	750
6.44%	1997 maturing 2007 (USD)	86	75
6.54%	1997 maturing 2012 (USD)	120	105
Other debenture loans with various currencies, rates approximately 6% and various maturities		14	14

		2,588	2,279

Debt to credit institutions
Debt with various currencies and various rates		52	46

		52	46

Other borrowings
Borrowings with various currencies, various rates, and various maturities;
including capital lease obligations		62	67

		62	67

Aggregate maturity is as follows:

Millions of euros	2005

2007	109
2008	528
2009	1,088
2010	10
Later	967

Total	2,702

During 2005, the average effective interest rate was 4.2%. The weighted average interest rate in 2004 was 4.9%.

None of the debt to credit institutions and other borrowings have been secured by mortgages etc.

At December 31, 2005, the total amount of long-term credit facilities arranged by Akzo Nobel was EUR 1.5 billion (at December 31, 2004: EUR 1.5 billion). Neither at the end of 2005 nor at the end of 2004, the facilities were used.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Finance lease liabilities are included under other borrowings. The amounts payable in respect of these finance liabilities are due as follows:

Millions of euros	Minimum lease payments	Interest	Principal

Between 1 and 5 years	20	2	18
More than 5 years	3	–	3

Total	23	2	21

(13) Long-term Liabilities

Millions of euros	2005	2004

Deferred tax liabilities	156	144
Deferred income	27	56
Pension and other postretirement benefits	1,805	2,359
Restructuring of activities	81	120
Environmental costs	185	205
Other	139	193

Total	2,393	3,077

Deferred Tax Provisions
For details on the total position for deferred taxes reference is made to Note 21.

Deferred Income
In December 2003, the company received an initial payment of EUR 88 million from Pfizer for the co-development and co-marketing agreement for asenapine. Such payments have been reported as deferred income and recognized as revenue in subsequent years. For this payment, recognition is based on the development costs expected for the (remaining) first part of the development period, currently anticipated to be from 2004 to 2007. At December 31, 2005, the remaining balance of the deferred amount was EUR 27 million.

Provisions for Pensions and Postretirement Benefits other than Pensions
Akzo Nobel has a number of defined benefit pension plans. The benefits of these plans are based primarily on years of service and employees’ compensation. The funding policy for the plans is consistent with local requirements in the countries of establishment.

Obligations under the defined benefit plans are systematically provided for by depositing funds with trustees or separate foundations, under insurance policies, or by balance sheet provisions. Plan assets principally consist of long-term interest-earning investments, quoted equity securities, and real estate.

Akzo Nobel also provides certain healthcare and life insurance benefits for most of the company’s retired employees in the United States and, until the end of 2005, in the Netherlands. The company accrues for the expected costs of providing such postretirement benefits during the years that the employee renders the necessary services.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Valuations of the obligations under the pension and other postretirement plans are carried out by independent actuaries.

During 2005, Akzo Nobel reached agreement with the unions on a change of its pension plan in the Netherlands, so that, effective December 31, 2005, it changed from a defined benefit plan to a defined contribution plan. In connection with this change, the company paid a one-time nonrefundable contribution of EUR 151 million, prepaid EUR 50 million of employee premiums, and granted a EUR 100 million subordinated loan, which has a fair value of EUR 87 million. In addition, certain changes were made to the early retirement plan. These changes resulted in a curtailment and settlement of defined benefit obligations of EUR 4,575 million and of plan assets of EUR 4,502 million. All in all, the net pre-tax gain was EUR 114 million, which was recognized as Special Benefit.

Effective December 31, 2005, due to changes in the Dutch national healthcare system, the company also terminated its postretirement healthcare plan in that country, except for a gradually declining transition arrangement until June 30, 2009. Due to this curtailment, the defined benefit obligation decreased by EUR 150 million. The net pre-tax gain on the termination was EUR 169 million, which was recognized as Special Benefit.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Below a table is provided with a summary of the changes in the pension benefit obligation and plan assets for 2005 and 2004.

			Other Postretirement
	Pensions		benefits
Millions of euros	2005	2004	2005	2004

Benefit obligation
Balance at beginning of year	(8,975)	(8,579)	(514)	(521)
Acquisitions	(4)	5		5
Settlements/curtailments	4,575	166	150	1
Service costs	(209)	(208)	(21)	(22)
Contribution by employees	(32)	(40)
Interest costs	(437)	(456)	(30)	(32)
Plan amendments		(1)
Benefits paid	484	472	23	26
Actuarial gains and losses	(747)	(453)	(59)	(1)
Changes in exchange rates	(165)	119	(57)	30

Balance at end of year	(5,510)	(8,975)	(508)	(514)

Plan assets
Balance at beginning of year	6,781	6,347	–	1
Acquisitions	1	–
Settlements/curtailments	(4,502)	(75)
Contribution by employer	397	317
Contribution by employees	32	40
Benefits paid	(436)	(416)	–	(1)
Actual return on plan assets	1,197	655	–	–
Changes in exchange rates	126	(87)

Balance at end of year	3,596	6,781	–	–

Funded status	(1,914)	(2,194)	(508)	(514)
Unrecognized net loss	328	220	89	(3)
Unrecognized prior service costs	1	46	2	9
Medicare receivable			(68)	(53)

Net balances	(1,585)	(1,928)	(485)	(561)

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The defined benefit obligation breaks down as follows:

	2005	2004

Wholly or partly funded plans	5,207	8,868
Unfunded plans	303	107

	5,510	8,975

At January 1, 2004, the funded status was as follows:

Asset/(liability)	Pensions	Other postretirement benefits

Defined benefit obligation	(8,579)	(521)	As January 1, 2004 is the transition date for the implementation of IFRS, this information is not available for earlier dates.
Plan assets	6,347	1

Funded status	(2,232)	(520)

The difference between the actual and the expected return on plan assets was a gain of EUR 736 million in 2005, and of EUR 228 million in 2004.

In the United States, the Medicare Prescription Drug Improvement and Modernization Act of 2003 introduced prescription drug benefits for retirees as well as a federal subsidy to sponsors of postretirement healthcare plans, which both began at January 1, 2006. This reimbursement right has been recognized as an asset under Other Financial Noncurrent Assets, measured at fair value. At December 31, 2005, this value was EUR 68 million (December 31, 2004: EUR 53 million).

The 2005 and 2004 net periodic pension costs for the defined benefit pension plans were as follows:

			Other Postretirement
	Pensions		benefits
Millions of euro	2005	2004	2005	2004

Service costs for benefits earned during the period	209	208	21	22
Interest costs on projected benefit obligation	437	456	30	32
Expected return on plan assets	(461)	(427)	–	–
Amortization of unrecognized losses	11	13
Settlement/curtailment loss/(gain)	(132)	(86)	(169)	(5)

Net periodic pension costs	64	164	(118)	49

During 2005, the principal defined benefit pension plans covered some 55% of Akzo Nobel’s employees. Due to the changes in the Dutch pension plan, for 2006 this will be some 35%. The remaining plans primarily

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

represent defined contribution plans. Expenses for these plans totaled EUR 57 million in 2005 and EUR 41 million in 2004.

The weighted average assumptions underlying the computations were:

	Pensions		Other Postretirement benefits
Percent	2005	2004	2005	2004

Pension benefit obligation at December 31,
– discount rate	4.7	4.9	5.5	5.4
– rate of compensation increase	3.9	3.2
Net periodic pension costs
– discount rate	4.9	5.4	5.4	6.0
– rate of compensation increase	3.2	3.2
– expected return on plan assets	6.7	6.7

The 2005 weighted average discount rate for the calculation of the obligation no longer includes the Dutch pension plan. The assumptions for the expected return on plan assets were based on a review of the historical returns of the asset classes in which the assets of the pension plans are invested. The historical returns on these asset classes were weighted based on the expected long-term allocation of the assets of the pension plans.

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

Pension plan assets principally consist of long-term interest-earning investments, quoted equity securities, and real estate. At December 31, 2005 and 2004, plan assets did not include financial instruments issued by the company, nor any property occupied or other assets used by it. The weighted average pension plan asset allocation at December 31, 2005 and 2004, and the target allocation for 2006 for the pension plans by asset category are as follows:

	Target allocation	Percentage of plan assets at December 31,
Percent	2006	2005	2004

Equity securities	50-55	51	46
Long-term interest earning investments	35-45	36	42
Real estate	5-10	8	9
Other	0-5	5	3

Total		100	100

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Weighted average assumptions for other postretirement benefits were as follows:

Percent	2005	2004

Assumed healthcare cost trend rates at December 31 :
– healthcare trend rate assumed for next year	8.5	6.3
– rate to which the cost rate is assumed to decline
(the ultimate rate)	5.0	3.5
– year that the rate reaches the ultimate trend rate	2009	2009

In line with plan agreements in place until December 31, 2005, allowances under the healthcare plan in the Netherlands are assumed not to increase anymore.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

Millions of euros	1 percentage point increase	1 percentage point decrease

Effect on total of service and interest costs	8	(6)
Effect on postretirement benefit obligation	72	(59)

Cash Flows
The company expects to contribute EUR 160 million to its pension plans in 2006.

The following benefit payments, which take into account the effect of future service, are expected to be paid.

		Other postretirement
Millions of euros	Pensions	benefits

2006	279	33
2007	285	31
2008	302	30
2009	303	28
2010	315	28
2011-2015	1,598	167

Provisions for Restructuring of Activities
Provisions for restructuring of activities comprise accruals for certain employee termination benefits and for costs which are directly associated with plans to exit specific activities, primarily related to costs associated with closing down facilities.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The changes in these provisions (including the short-term portion) are summarized as follows:

	Termination	Exit	Total
Millions of euros	benefits	costs	provision

Balance at December 31, 2003	211	83	294
Changes in exchange rates		(2)	(2)
Additions charged to income as restructuring charge under incidentals	90	31	121
Other additions charged to income	(12)	14	2
Utilization	(119)	(53)	(172)
Divestiture	(2)		(2)

Balance at December 31, 2004	168	73	241
Changes in exchange rates		2	2
Additions charged to income as restructuring charge under incidentals	48		48
Other additions charged to income	3	14	17
Utilization	(71)	(38)	(109)
Amounts reversed during the year	(9)	(2)	(11)
Unwind of discount	8	3	11

Balance at December 31, 2005	147	52	199

At December 31, 2005, the provision for termination benefits involves 2,380 employees that either already have been terminated or will be terminated in the near future (December 31, 2004: 2,870).

Provisions for Environmental Costs
For details on environmental exposures reference is made to Note 15.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Other provisions
Other provisions relate to a great variety of risks and commitments, including provisions for antitrust cases of EUR 204 million. Reference is made to Note 15.

(14) Shareholders' Equity

Capital Stock
Authorized capital stock of Akzo Nobel N.V. is EUR 1,600,019,200 and consists of 48 priority shares of EUR 400, 600 million common shares of EUR 2 and 200 million cumulative preferred shares of EUR 2. Subscribed share capital consists of 48 priority shares, 286,147,260 common shares, and no preferred shares.

In 2005, no common shares were issued. In connection with Akzo Nobel’s stock option plan, the company held 374,021 common shares at December 31, 2005 (December 31, 2004: 374,021).

The priority shares are held by the Stichting Akzo Nobel (the “Foundation”). The Board of the Foundation consists of the members of the Supervisory Board who are not members of the Audit Committee. The Meeting of Holders of Priority Shares has the right to make binding nominations for the appointment of members of the Board of Management and the Supervisory Board.

However, in normal circumstances, the members of the Supervisory Board and the Board of Management will be appointed on the basis of a nonbinding nomination by the Supervisory Board. In 2005, the Board of the Foundation has confirmed its intention to use its binding nomination rights only in the case of exceptional circumstances, such as in the event of a (threatened) hostile. To formalize this intention, the priority shares were transferred to a new Foundation, that has incorporated this limitation in its Articles of Association. In both of the aforesaid situations, resolutions to appoint a person as a member of the Supervisory Board or the Board of Management require a simple majority. Of course, shareholders, meeting the requirements laid down in the Articles of Association, are also entitled to nominate members of the Supervisory Board or the Board of Management. According to the Articles of Association, such appointments will require a two-thirds majority representing at least 50% of the outstanding share capital.

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

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

2005 Dividend Proposal
In the annual meeting of shareholders it was proposed that dividend on priority shares of EUR 768 and on common shares of EUR 343 million will be distributed. Following acceptance of this proposal, holders of common shares will receive a dividend of EUR 1.20 per share of EUR 2, of which EUR 0.30 was paid earlier as an interim dividend. The final dividend of EUR 0.90 has been made payable from May 5, 2006.

Statutory reserves
At the Annual Meeting of Shareholders of April 26, 2001, an amendment of the Articles of Association was approved whereby the par value of the priority shares was adjusted from NLG 1,000 to EUR 400 and of the common shares and the cumulative preferred shares from NLG 5 to EUR 2. As the revised par values are somewhat lower than the original par values, in accordance with section 67a of Book 2 of the Netherlands Civil Code, the company recognized a statutory reserve of EUR 77 million for this reduction in subscribed share capital. Statutory reserves also include EUR 8 million for capitalized development costs, as well as the reserves relating to the earnings retained by affiliated companies after 1983. Statutory reserves are nondistributable.

Translation reserves comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intercompany loans with a permanent nature and liabilities that hedge the net investments in a foreign subsidiary.

Changes in fair value of derivatives comprise the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Equity settled transactions include the stock option program and the performance share plan whereby options or shares are granted to all members of the Board of Management, Senior Vice Presidents, and Executives. For details of the stock option plan and the performance share plan for the Board of Management and other executives, see below under stock appreciation rights.

Stock Options/Stock Appreciation Rights

Stock Options and Performance-Related Shares
Performance-related stock options and performance-related shares are granted to all members of the Board of Management, Senior Vice Presidents, and Executives. The number of participants was 675 in 2005 (2004: 733). The options for Senior Vice Presidents and Executives expire after five years. Options granted from 2002 onwards expire after seven years. Options granted to members of the Board of Management as from 2000 expire after ten years. Options granted from 2003 onwards expire after seven years. All outstanding options from the series 2000, except those for the members of the Board of Management, lapsed in 2005. Options issued as from 1999 cannot be exercised during the first three years. The company currently does not purchase own shares in connection with its stock option plan. No financing facilities exist for option rights or tax payable thereon. One option entitles the holder thereof to buy one Akzo Nobel N.V. common share of EUR 2 or one American Depositary Share (ADS). As of 2005, all options only entitle the holder thereof to buy Akzo Nobel common shares. The exercise price is the Euronext Amsterdam opening price on the first day that the Akzo Nobel share is quoted ex dividend or the opening price for an ADS on NASDAQ on the first day that the Akzo Nobel ADS is quoted ex dividend.

In 2004, a performance-related share plan for the Board of Management was introduced. In 2005, the plan was also introduced for the Executives. Under this plan, a number of conditional shares are granted to the

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

members of the Board of Management, Senior Vice Presidents and Executives each year. The actual number of shares to be granted depends on the company's Total Shareholder Return (TSR) performance over a three-year period, compared with TSR-performance of a specified peer group. For further details on the performance-related share plan, see under B. Compensation in Item 6 – Directors, Senior Management and Employees of this Annual Report.

Options outstanding at December 31, 2005, have the following exercise prices and expiry dates:

Year of issue	Exercise price	Outstanding at December 31, 2005	Expiry date

Common Shares	In EUR

Vested options
2000	44.82	148,500	April 27, 2010
2001	46.75	839,740	April 30, 2006
2001	46.75	144,342	April 30, 2011
2002	46.53	836,160	April 25, 2009
2002	46.53	176,550	April 25, 2012

		2,145,292
Unvested options
2003	19.51	961,510	April 22, 2010
2004	31.45	886,280	April 25, 2011
2005	31.98	815,898	April 24, 2012

		2,663,688
American Depositary Receipts	In USD

Vested options
2001	41.69	133,210	April 30, 2006
2002	42.05	139,810	April 25, 2009
Unvested options
2003	21.21	178,970	April 22, 2010
2004	37.25	203,000	April 25, 2011

		654,990

Total		5,463,970

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Stock option activity during the periods indicated was as follows:

	Common shares		American Depositary Receipts

		Weighted-		Weighted-
		average		average
	Number of	exercise price,	Number of	exercise price,
	options	in EUR	options	in USD

Balance at December 31, 2003	5,085,800	40.17	485,100	33.55
Granted	904,480	31.45	216,800	37.25
Exercised	–		–
Expired/forfeited	(1,087,338)	42.33	(36,290)	32.64

Balance at December 31, 2004	4,902,942	38.08	665,610	34.81
Granted	819,486	31.98
Exercised	–		(2,640)	41.69
Expired/forfeited	(913,448)	44.25	(7,980)	33.45

Balance at December 31, 2005	4,808,980	35.87	654,990	34.79

Until July 1, 2005, the stock options qualified as cash-settled options as the employee had the option to receive cash from the company upon exercise of the options. Effective July 1, 2005, the arrangement was changed, so that the employee now has to take the shares from the company upon exercise of the options, and then could sell these shares immediately afterwards through her or his bank.

The fair value of employee service received in return for share options granted are measured by reference to the fair value of share options granted. Until July 1, 2005, the company recognized at each balance sheet a liability for the fair value of the options outstanding per that date, taking into account the passage of time of the three-year vesting period. The change in this fair value was recognized in income. At July 1, 2005, the fair value of the liability was EUR 20 million (December 31, 2004: EUR 16 million) and the charge recognized in the first half of 2005 amounted to EUR 4 million (full year 2004: EUR 4 million charge). At July 1, 2005, this liability was credited to shareholders’ equity.

The amortized grant date fair value of the options outstanding at July 1, 2005, was EUR 41 million of a total grant date fair value of EUR 53 million. As a consequence, the remaining EUR 12 million will be charged to income over the remaining vesting period of the stock options after July 1, 2005. The charge for the second half of 2005 was EUR 3 million.

The expected value of performance stock options for the Board of Management is based on the Binominal Option Pricing Model, using certain assumptions. These assumptions were used for these calculations only, and do not necessarily represent an indication of management’s expectations of future developments. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility. The company’s employee stock options have characteristics significantly different from those of traded options and changes in the subjective assumptions used for the calculation can materially affect the fair value estimate.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The fair values at grant date for the options granted during 2004 and 2005 were as follows:

			Fair value
			at grant
Year of issue	Exercise price	Expiry date	date

Common Shares	In EUR		In EUR

2004	31.45	April 25, 2011	7.94
2005	31.98	April 24, 2012	7.45

American Depositary Shares	In USD		In USD

2004	37.25	April 25, 2011	8.48

The assumptions used for the options granted during the years 2004, and 2005, were as follows:

Year of issue – year of expiry	Risk-free interest rate	Expected dividend yield	Expected option life	Expected share price volatility

Common Shares
2003 – 2010	3.3%	3.6%	5 yrs	33.7%
2004 – 2011	3.2%	4.1%	5 yrs	35.2%
2005 – 2012	3.25%	4.4%	5 yrs	33.4%

American Depositary Receipts
2003 – 2010	2.8%	3.6%	5 yrs	31.8%
2004 – 2011	2.8%	4.1%	5 yrs	32.7%

The expected volatility is based in the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information. Share options are granted under a service condition and a non-market performance condition. Such conditions are not taken into account in the grant date fair value measurement. There are no market conditions associated with the share option grants.

The grant date fair value of the performance shares is amortized as a charge against income over the three-year vesting period. The fair value at grant date is based on the Monte Carlo simulation model taking market conditions into account. The value was calculated by external actuaries and amounted to EUR 10.84 for the performance shares conditionally granted in 2004 and EUR 12.67 for the 2005 performance shares. The 2005 charge recognized aggregated EUR 3 million (2004: EUR 0.4 million).

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

	2005	2004

Issued ordinary shares at January 1	286,147,260	286,147,260
Effect of own shares held	(374,021)	(401,673)

Shares for basic earnings per share	285,773,239	285,745,587
Effect of dilutive shares:
– for stock options	658,646	423,348
– for performance-related share plan	519,841	236,962

Shares for diluted earnings per share	286,951,726	286,405,897

(15) Commitments and Contingent Liabilities

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

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

In accordance with the aforementioned policies, as of December 31, 2005 the aggregate environmental related long-term liabilities and accruals accounted for amounted to EUR 268 million (December 31, 2004: EUR 242 million). The liabilities have been discounted, using an average discount rate of 5 percent.

The obligations for environmental liabilities for each of the next five years and thereafter are as follows:

Millions of euros	Obligation

2006	83
2007	73
2008	23
2009	20
2010	22
Later	47

Total	268

Although the company believes that over the years it and its predecessors utilized operating practices that were standard in the relevant industry and were in compliance with existing environmental regulations, hazardous materials may have been released in or under currently–or previously–operated sites. Consequently, the company may be required to remediate contamination at some of these sites. Although the company does not have sufficient information to estimate its potential liability in connection with any potential future remediation, it believes that if any such remediation is required, it will occur over an extended period of time. The company anticipates that there may be a need for future provisions for environmental costs which, in management's opinion based on information currently available, would not have a material adverse effect on the company’s financial position and liquidity, but could be materially adverse to the company’s results of operations or cash flows in any one accounting period.

Antitrust Cases
Akzo Nobel is involved in investigations by the antitrust authorities in the European Union, the United States, and Canada into alleged violations of the respective antitrust laws for some products in these jurisdictions. The company is fully cooperating with the authorities in these investigations. In addition, the company is defending civil damage claims in relation to some of these alleged antitrust violations. At December 31, 2004, the company had a provision for antitrust cases of EUR 167 million. Fines, civil damage settlements, and legal costs incurred in 2005 in connection with these cases amounted to EUR 12 million (2004: EUR 5 million).

In 2005, based on an estimate of probable fines, civil damage claims, and costs to be paid over a number of years to come – taking into account legal advice and the current facts and circumstances – the company added EUR 39 million to the provision for antitrust cases. At December 31, 2005, the provision for antitrust cases amounted to EUR 204 million. Included in this amount are provisions for three cases pending in appeal by the company with the EU Court of First Instance against decisions by the EU Commission to impose fines on the company for violations of EU competition laws regarding the following products: Sodium Gluconates (EUR 10 million), Choline Chloride (EUR 21 million) and Monochloroacetic Acid (EUR 84 million).

For further developments reference is made to Note 25 Subsequent Events.

It should be understood, however, that in light of possible future developments such as (a) the outcome of investigations by the various antitrust authorities, (b) potential additional lawsuits by (direct or indirect) purchasers, (c) possible future civil settlements, and (d) rulings or judgments in the pending investigations or in related civil suits, the antitrust cases are likely to result in additional liabilities and related costs. The company

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

at this point in time cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts with sufficient certainty to allow such amount or range of amounts to be meaningful. Moreover, if and to the extent that the contingent liabilities materialize, they are typically paid over a number of years and the timing of such payments cannot be predicted with confidence.

The company believes that the aggregate amount of any additional fines and civil damages to be paid will not materially affect the company's financial position. The aggregate amount, however, could be material to the company's results of operations or cash flows in any one accounting period.

With regard to Flexsys, a 50/50 joint venture for rubber chemicals with Solutia Inc., authorities in the United States, Canada, and Europe are investigating alleged antitrust violations in the rubber chemicals industry. We have been informed by Flexsys management that it is cooperating with the authorities and will continue to do so and pursuant to this cooperation has been granted conditional amnesty by the US DOJ, the Canadian BOC and the EU Commission. We are also aware of a number of purported class actions and an individual action having been filed against Flexsys in federal court (by direct purchasers), which have been settled in 2005, and in various state courts (by alleged indirect purchasers) in the United States, and in the province of Quebec, Canada. The company is involved as codefendant in State actions in Florida and Massachusetts. Flexsys has recognized certain provisions for these cases but the company does not believe that the plaintiffs will be able to establish liability on the part of the company nor does it believe that it will be liable for funding any judgments against settlements made by, or related costs incurred by Flexsys. The carrying value of the company’s investment in Flexsys, however, may be affected by these cases.

Other Litigation
Since December 2002, the company has been involved in several cases regarding its product Remeron®. During 2004 and 2005, settlements were reached in all these cases, the last of which was approved in November 2005 by the United States District Court for the district of, New Jersey.

Late January 2006, Akzo Nobel Nederland B.V. and the Akzo Nobel Pension Fund in the Netherlands received a summons from the Association of Retired Akzo Nobel Employees with regard to the changed financing of the company's Dutch pension plan. Based on legal advice, Akzo Nobel Nederland and the Akzo Nobel Pension Fund have confidence in a positive outcome of the proceedings.

A number of other claims are pending against Akzo Nobel N.V. and its subsidiaries, all of which are contested. The company is also involved in disputes with tax authorities in several jurisdictions. While the outcome of these claims and disputes cannot be predicted with certainty, the company believes, based upon legal advice and information received, that the final outcome will not materially affect the consolidated financial position of the company but could be material to the company’s result of operations or cashflows in any one accounting period.

For further developments reference is made to Note 25 Subsequent Events.

Commitments
Purchase commitments for property, plant and equipment aggregated EUR 76 million at December 31, 2005. At December 31, 2004, these commitments totaled EUR 96 million. In addition, the company has purchase commitments for raw materials and supplies incident to the ordinary conduct of business, for a total of EUR 1.5 billion (2004: EUR 1.2 billion).

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Long-term liabilities contracted in respect of leasehold, rental, operational leases, research, etc., aggregated EUR 822 million at December 31, 2005 (at December 31, 2004: EUR 557 million). Payments due within one year amount to EUR 261 million (2004: EUR 165 million); payments between one and five years EUR 441 million (2004: EUR 269 million) and payments due after more than five years amount to EUR 120 million (2004: EUR 123 million).

Obligations under long-term non-cancelable operating leases and other commitments for each of the next five years and thereafter are as follows:

Millions of euros	Lease	Other	Total

2006	103	158	261
2007	77	76	153
2008	53	60	113
2009	37	66	103
2010	31	41	72
Later	86	34	120

Total	387	435	822

Guarantees
Guarantees relating to nonconsolidated companies amounted to EUR 3 million (at December 31, 2004: EUR 5 million). As general partner in several partnerships, Akzo Nobel companies are liable for obligations incurred by these partnerships. At December 31, 2005, the risk ensuing from these liabilities was EUR 113 million (at December 31, 2004: EUR 92 million).

(16) Information about Financial Instruments

For information on the commercial paper programs reference is made to Note 10. For information on the standby multicurrency loan facility reference is made to Note 13.

Foreign Exchange Risk Management
The company enters into forward exchange contracts to hedge the entire transaction risk on sales, purchases, and financing transactions denominated in currencies other than the functional currency of the subsidiary concerned. The purpose of Akzo Nobel’s foreign currency hedging activities is to protect the company from the risk that the eventual functional currency net cash flows resulting from committed trade or financing transactions are adversely affected by changes in exchange rates. Most forward exchange contracts outstanding at year-end have a maturity of less than one year. Where necessary, the forward exchange contracts are rolled over at maturity. Incidentally, the company may apply hedge accounting. The company does not use financial instruments to hedge the translation risk related to equity, intercompany loans of a permanent nature, and earnings of foreign subsidiaries and nonconsolidated companies. Currency derivatives are not used for speculative purposes.

At December 31, 2005, outstanding contracts to buy currencies totaled EUR 1.0 billion (at December 31, 2004: EUR 1.1 billion), while contracts to sell currencies totaled EUR 1.0 billion (at December 31, 2004: EUR 0.9 billion). These contracts mainly relate to U.S. dollars, Canadian dollars, Swedish kronor, Norwegian kronor, pounds sterling, and Japanese yen, all having maturities within one year.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The company does not use financial instruments to hedge the translation risk related to equity, intercompany loans of a permanent nature, and earnings of foreign subsidiaries and nonconsolidated companies.

Interest Risk Management
In principle, the company manages interest risk by matching the duration of assets and liabilities. As a consequence, noncurrent assets and a certain portion of current assets are financed with equity, provisions, and long-term borrowings with fixed interest rates. The remainder of current assets is financed with short-term debt, including floating rate short-term borrowings. In order to achieve an appropriate mix of fixed and floating rate exposure within the company’s policy, a number of swap contracts and forward rate agreements have been entered into.

The company swapped EUR 500 million fixed rate liabilities with an interest rate of 5.625% with partially 3-months and partially 6-months floating rate EURIBOR-related liabilities, maturing in 2009. In addition, the company swapped EUR 250 million 3-months floating rate EURIBOR liabilities into USD 223 million 3-months floating rate LIBOR liabilities, maturing in 2009. The combined effective interest rate was 4.18% .

The company swapped fixed rate liabilities with an interest rate of 4.25% with 6-months floating rate EURIBOR-related liabilities for an amount of EUR 650 million, maturing in 2011. The combined effective interest rate was 2.69% .

The company classifies the interest rate swaps as fair value hedges and states them at fair value.

The company concluded forward rate agreements whereby interest on deposits was fixed for a volume of EUR 100 million to EUR 300 million in the range from 2.06% to 2.64% during the period January to April 2006 and for a volume of EUR 100 million in the range from 2.34% to 2.47% during the period October 2006 to March 2007. For the forward rate agreements no hedge accounting is applied.

Credit Risk
The company has a credit risk management policy in place. The exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit. Generally the company does not require collateral in respect of financial assets.

Investments in cash and cash equivalents are entered into with counterparties which have a high credit rating and limits per counterparty have been set. Transactions involving derivative financial instruments are with counterparties with sound credit ratings and with whom the Group has contractual netting agreements. The company has no reason to expect nonperformance by the counterparties to these agreements.

Due to the geographical spread of the company and the diversity of its customers, at balance sheet date the company was not subject to any significant concentration of credit risks. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Commodities
In order to hedge the price risk of natural gas, the company has entered into swap contracts for the underlying fuels, with an average volume per month of 43,600 tons for the period of January through December 2006, whereby the price is fixed. The company also concluded futures contracts to hedge the price risk attached to the purchase of 2,600 million m3 of gas, reasonably spread over the period 2006-2008. For none of these contracts hedge accounting is applied.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Furthermore, the company entered into futures contracts for electricity in order to hedge the price risk for the expected use of electricity by certain subsidiaries over the period 2006-2008, spread in tranches of three months. For these contracts cash flow hedge accounting is applied.

Sensitivity Analysis
By managing interest rate and currency risks, the company aims to reduce the impact of short-term fluctuations on the company’s earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At December 31, 2005, the decrease in the company’s profit before tax as a result of a general increase of one percentage point in interest rates would be negligible. Cash and cash equivalents, short-term borrowings and interest swaps have been included in this assessment.

Fair Value of Financial Instruments
The carrying values and estimated fair values of financial instruments do not differ materially with the exception of the following:

	December 31, 2005		December 31, 2004

Asset/(liability)	Carrying amount	Estimated fair values	Carrying amount	Estimated fair values

Subordinated loan to Akzo Nobel Pension Fund	87	87
Trade and other receivables	2,773	2,773	2,551	2,551
Cash and cash equivalents	1,486	1,486	1,811	1,811
Interest rate currency swaps			175	237
Interest swap contracts	81	81	–	32
Cross currency swap contracts	64	64	–	–
Forward rate agreements	–	–	–	–
Forward exchange contracts:
– asset	23	23	58	59
– liability	(11)	(11)	(47)	(47)
Long-term borrowings	(2,702)	(2,833)	(2,392)	(2,566)
Short-term borrowings	(357)	(357)	(258)	(258)
Trade and other payables	(2,191)	(2,191)	(2,511)	(2,511)
Electricity futures	18	18
Petroleum swaps	4	4		–
Gas futures	1	1		–

	(724)	(855)	(613)	(692)

Unrecognized (losses)/gains		(131)		(79)

The fair value of foreign currency contracts, swap contracts, forward rate agreements, petroleum options, and gas futures was estimated by calculation and obtaining quotes from dealers and brokers.

The fair value of the company's long-term borrowings was estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the company for debt with similar maturities.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The carrying amounts of cash and cash equivalents, receivables, short-term borrowings, and other current liabilities approximate fair value due to the short maturity period of those instruments.

(17) IAS 39 Fair Value Adjustments

IAS 39 fair value adjustments concern changes in the fair value of forward exchange contracts, petroleum swaps, and gas futures, for which no cash flow hedge accounting is applied. As a consequence, the changes in fair value of these contracts are recognized in income directly.

(18) Incidentals

Incidentals are special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases.

In 2005, the special benefits mainly relate to the termination of the Risperdal® copromotion (EUR 149 million), the settlement with Duramed/Barr on Mircette (EUR 109 million), the release of provisions due to termination of the postretirement healthcare plan in the Netherlands, and the change to a defined contribution plan in the Netherlands (EUR 283 million).

Results on divestments in 2005 mainly concerns the divestment of Intervet’s feed additives business BioVet and the divestment of the company’s interest in Svensk Ethanolkemie AB.

In 2005 and 2004, the following restructuring and impairment charges for consolidated companies were included:

Millions of euros	2005	2004

Asset impairments at
– Organon	(67)	(31)
– Intervet		–
– Coatings	(5)	(16)
– Chemicals	(49)	(30)
Restructurings at:
– Organon	(3)	(19)
– Intervet		–
– Coatings	(31)	(38)
– Chemicals	(14)	(61)
– Others		(2)

Total	(169)	(197)

In 2005, the asset impairments mainly relate to Organon's active pharmaceutical ingredients activities and the Chemicals McCook plant in the United States. Organon's active pharmaceutical ingredients activities are under pressure from difficult market circumstances, leading to a pre-tax impairment charge of EUR 67 million. The impairment of the McCook plant was the result of restructuring of the production capacity in order to address the more competitive environment in which the Surfactants business operates. In addition, several smaller impairments at Chemicals and Coatings were recognized. Restructuring charges relate to several relatively smaller plans within the company and comprise accruals for employee benefits and for costs directly

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

associated with plans to exit specific activities and to close down facilities. For all restructurings a detailed formal plan exists, and the implementation of the plan has started or the plan has been announced.

Charges related to major legal, antitrust and environmental cases for 2005 include EUR 64 million for the settlement of the last Remeron® case, EUR 39 million for antitrust cases and EUR 9 million for environmental risks at derelict sites of companies acquired in the past.

2004
In 2004, the special benefits mainly related to the full transfer of Arixtra® to Sanofi-Synthélabo (EUR 54 million), the early entrance fee for a marketing license for Remeron® in Germany, and the settlement of insurance claims for the West Orange site.

The gain on the divestments is mainly related to the divestment of Catalysts, Phosphorus Chemicals, and Coating Resins.

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

In 2004, these charges related to antitrust (EUR 102 million), Remeron® cases (EUR 89 million) and environmental cases (EUR 11 million).

(19) Other operating income/(expenses)

The following items are included as other results:

Millions of euros	2005	2004

Results on sale of redundant assets	5	5
Currency exchange differences	5	(4)
Other items	6	(2)

Total	16	(1)

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(20) Financing Charges

Millions of euros	2005	2004

Interest income	34	19
Interest expense	(149)	(142)
Interest on discounting of provisions and other long-term receivables	(41)	(21)

Total	(156)	(144)

Interest expense was reduced by EUR 3 million and EUR 4 million in 2005 and 2004, respectively, due to the capitalization of financing expenses of capital investment projects under construction.

(21) Income Taxes

In assessing the valuation of the deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the deferred tax assets considered realizable, however, could change in the near term if future estimates of projected taxable income during the carryforward period are revised. Deferred tax assets and liabilities relate to the following balance sheet items:

Tax charges are as follows:

Millions of euros	2005	2004

Operating income less financing charges	(336)	(412)
Nonconsolidated companies[1]	(2)	(4)

Total	(338)	(416)

1 Includes nonrefundable withholding taxes for dividends and income taxes relating to the company's share in partnership earnings.

Pre-tax income (including earnings from nonconsolidated companies) in the Netherlands and from foreign operations is as follows:

Millions of euros	2005	2004

The Netherlands	423	455
Foreign	913	942

Total	1,336	1,397

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The tax (charges)/benefits in the Netherlands and from foreign operations were as follows:

Millions of euros		2005		2004

Current tax
The Netherlands	(29)		(44)
Foreign	(358)		(383)

		(387)		(427)
Deferred tax
The Netherlands	(103)		(33)
Foreign	152		44

		49		11

Total		(338)		(416)

Included in the deferred income tax (expense)/benefit above are benefits of operating loss carryforwards of EUR 44 million and EUR 12 million for the years ended December 31, 2005 and 2004, respectively. Also included in the deferred income tax expense above are net adjustments of the beginning-of-the-year balance of the valuation allowance of a decrease of EUR 2 million and an increase of EUR 1 million for the years ended December 31, 2005 and 2004, respectively.

The table below reconciles the normal corporation tax rates in the Netherlands to the effective consolidated rates in the statement of income.

Percentages	2005	2004

Corporate tax rate in the Netherlands	32	35
Nontaxable income from nonconsolidated companies (excluding partnerships)	(1)	(2)
Effect of lower tax rates in certain countries[1]	(6)
Nondeductible expenses/(tax exempt income)	2	(5)
Effect of tax losses utilized		1
Under/(over) provided in prior years	(2)	1

Total	25	30

Nondeductible expenses in 2005 relates to several smaller items. Tax exempt income in 2004 mainly concerns the non taxable gains on the divestments at Chemicals. The 2005 reversal of the overprovision in prior years for 2005 mainly concerned a tax settlement in Germany.

At December 31, 2005, losses carried forward amounted to EUR 520 million, of which the tax effect of EUR 102 million is not recognized in the balance sheet. Of the total losses carried forward EUR 12 million will expire within one year, while EUR 92 million will expire within five years. EUR 226 million will expire after 5 years. For EUR 190 million of losses, there is no expiration date. Of the net deferred taxes EUR 230 million is expected to reverse in 2006.

1	Includes the effects of changes in enacted tax rates.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004, are presented below.

	2005		2004
	Assets	Liabilities	Assets	Liabilities

Intangible assets	139	12	55	14
Property, plant and equipment	71	158	43	152
Inventories	25	14	36	41
Trade and other receivables	29	32	26	18
Provisions:
– pensions and other postretirement benefits	347	30	583	49
– restructuring	30	1	37	3
– other provisions	399	52	328	37
Other items	75	187	91	301
Net operating loss carryforwards	145		119
Valuation allowances	(35)		(53)

Tax assets/liabilities	1,225	486	1,265	615
Set-off of tax	(330)	(330)	(471)	(471)

Net deferred taxes	895	156	794	144

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to set off tax assets against tax liabilities and when the deferred tax assets and liabilities relate to the same tax authority.

The movement in temporary differences during the year is as follows:

	Net balance January 1, 2004	Changes in exchange rates	Recognized in income	Recognized in equity	Net balance December 31, 2004

Intangible assets	57	(3)	(13)		41
Property, plant and equipment	(96)	2	(15)		(109)
Inventories	(20)	(1)	16		(5)
Trade and other receivables	11	–	(3)		8
Provisions:
– pensions and other postretirement benefits	578	(5)	(39)		534
– restructuring	43	–	(9)		34
– other provisions	260	(10)	41		291
Other items	(310)	7	93		(210)
Net operating loss carryforwards	169	(5)	(45)		119
Valuation allowances	(40)	2	(15)		(53)

Tax assets/liabilities	652	(13)	11		650

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

	Net balance December 31, 2004	Changes in exchange rates	Recognized in income	Recognized in equity	Net balance December 31, 2005

Intangible assets	41	7	79		127
Property, plant and equipment	(109)	(5)	27		(87)
Inventories	(5)	1	15		11
Trade and other receivables	8	1	(12)		(3)
Provisions:
– pensions and other postretirement benefits	534	14	(228)		320
– restructuring	34	2	(7)		29
– other provisions	291	22	38		351
Other items	(210)	(2)	100	(7)	(119)
Net operating loss carryforwards	119	11	15		145
Valuation allowances	(53)	(4)	22		(35)

Tax assets/liabilities	650	47	49	(7)	739

The valuation allowance for deferred tax assets as of December 31, 2005 and 2004, was EUR 35 million and EUR 53 million, respectively. The net change in the valuation allowance for the years ended December 31, 2005 and 2004, was a decrease of EUR 18 million and an increase of EUR 13 million, respectively, due to changed assessments of realizability of deferred tax assets.

No taxes have been provided for approximately EUR 2.4 billion of unremitted earnings of certain foreign subsidiaries as of December 31, 2005 (2004: EUR 1.4 billion). The remittance of these amounts would not lead to an income tax charge in the Netherlands and, in case of nonrefundable withholding taxes, part of these withholding taxes would be available for tax credits.

(22) Earnings from Nonconsolidated Companies

The 2005 earnings from nonconsolidated companies amounted to EUR 4 million net of a tax charge of EUR 2 million (2004: EUR 10 million net of tax charge of EUR 4 million). The operational performance of the nonconsolidated companies on balance improved slightly, as the higher results posted by Flexsys offset the loss of earnings from the divested Catalysts joint ventures. 2005 earnings include net incidental losses of EUR 37 million, mainly related to the closure of Methanor and guarantees for environmental costs at Acordis. In 2004, the net incidental loss of EUR 29 million related to antitrust charges recognized at Flexsys and guarantees for pension charges granted to Acordis at the time of its divestment.

(23) Application of Generally Accepted Accounting Principles in the United States of America

The accounting principles followed in the preparation of the consolidated financial statements (IFRS) differ in some respects from those generally accepted in the United States of America (US GAAP).

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The reconciliation of net income is as follows:

	For the year ended December 31,
Millions of euros	2005	2004

Net income in accordance with IFRS	961	945
Adjustments to reported income:
Goodwill write-downs (a)	(46)	(92)
Pensions (b)	(212)	(140)
Subordinated loan and prepaid employee premiums in the Netherlands (b)	15
Other postretirement benefits (b)	(72)	(14)
Joint venture (c)	(2)	(4)
Stock compensation (d)	1	2
Employee share plan (e)		(1)
Development costs (f)	–	–
Restructuring provisions (g)	(16)	14
Tax on the elimination of intercompany profits (h)	(7)	43
Derivatives (i)	8	35
Assets held for disposal (j)	(2)
Intangible assets (k)	(24)
Income taxes (l)	106	44

Net income / (loss) in accordance with US GAAP	710	832

Per share and ADS in accordance with US GAAP, in euros:
Basic earnings / (loss) per share/ADS	2.48	2.91
Diluted earnings / (loss) per share/ADS	2.47	2.90

Comprehensive income is as follows:

Millions of euros	2005	2004

Net income / (loss) in accordance with US GAAP	710	832
Other comprehensive income / (loss), net of taxes
– Foreign currency translation adjustments	253	(78)
– Excess of minimum liability over unrecognized prior service cost,
before taxes	(115)	72
– Tax on excess of minimum liability over unrecognized prior
service cost	41	(7)

Comprehensive income / (loss)	889	819

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The accumulated other comprehensive income / (loss) balances are as follows:

Millions of euros	Foreign currency translation adjustments	Minimum pension liability adjustment	Accumulated other comprehensive income

Balance at December 31, 2003	(1,066)	(824)	(1,890)
2004 change	(78)	65	(13)

Balance at December 31, 2004	(1,144)	(759)	(1,903)
2005 change	253	(74)	179

Balance at December 31, 2005	(891)	(833)	(1,724)

The reconciliation of shareholders’ equity is as follows:

	December 31,
Millions of euros	2005	2004

Shareholders’ equity in accordance with IFRS	3,415	2,605
Adjustments to reported shareholders’ equity:
Goodwill (a)	3,056	3,036
Pensions (b)	1,496	1,650
Minimum pension liability (b)	(1,228)	(1,103)
Other postretirement benefits (b)	61	124
Joint venture (c)	17	8
Stock-compensation (d)		(1)
Development costs (f)	(8)	(8)
Restructuring provisions (g)	1	17
Tax effect on eliminations of intercompany profit (h)	(40)	(33)
Derivatives (i)	61	95
Assets held for disposal (j)	(2)
Intangible assets (k)	(24)
Income taxes (l)	(104)	(263)

Shareholders’ equity in accordance with US GAAP	6,701	6,127

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

An analysis of the change of shareholders' equity under US GAAP is as follows:

Millions of euros	2005	2004

Balance at beginning of year	6,127	5,651
Net income / (loss)	710	832
Dividends paid	(343)	(343)
Equity settled transactions	28
Foreign currency translation adjustments	253	(78)
Excess of minimum liability over unrecognized prior service
costs, net of income taxes	(74)	65

Balance at end of year	6,701	6,127

The differences, which have an effect on net income and/or shareholders' equity, are as follows:

(a)	For NL GAAP purposes, until 1999 goodwill was charged directly to shareholders' equity. Under IFRS goodwill is capitalized and tested for impairment annually. Akzo Nobel has elected the transition option in IFRS 1 to apply IFRS 3 prospectively from the transition date. This implicates that all prior business combination accounting is frozen at transition date and the value of goodwill is frozen at January 1, 2004.

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

The company annually tests the US GAAP goodwill for impairment. The impairment test in accordance with the provisions of SFAS No. 142 did not result in additional charges in the company's statement of income, except for the write down of remaining unamortized goodwill associated with businesses disposed of. For 2005, the write down mainly related to some Chemicals activities which are classified as held for sale. The goodwill has been written down to net realizable value. For 2004, the write down concerns unamortized goodwill of Catalysts, Phosphorus Chemicals and Coating Resins.

An analysis of the change in the reconciling item for goodwill under US GAAP during 2005 and 2004 is as follows:

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Millions of euros

Balance at December 31, 2003	3,163
Additional write-downs (see (b) below)	(92)
Foreign currency translation adjustments	(35)

Balance at December 31, 2004	3,036
Additional write-downs	(46)
Foreign currency translation adjustments	66

Balance at December 31, 2005	3,056

(b)	Until December 31, 2004, the company used to account for pensions and other postretirement benefits in accordance with SFAS 87 and SFAS 106. For the adoption of IFRS, also IAS 19 Employee Benefits in respect of pensions and other postretirement benefits had to be implemented. As a consequence, the company had to recognize the funded status at January 1, 2004, of the projected benefit obligation insofar as this was not covered by provisions or prepaid pension assets. Any unvested portion of past service cost at that date had to be excluded. On January 1, 2004, the company had a significant deficit for its pensions and other postretirement benefit plans. For the IFRS opening balance this deficit has been charged against shareholders’ equity. Going forward, the full recognition of the deficit at January 1, 2004 resulted in lower net periodic pension cost for 2004 and 2005 under IFRS, as the deferred losses under SFAS 87 and SFAS 106 no longer were to be amortized.

Furthermore, the company had also recognized a minimum pension liability for the deficit determined on the accumulated benefit obligation (ABO) level, as required under SFAS 87. As this is not allowed under IAS 19, the minimum pension liability-related entries were reversed in the IFRS balance sheet.

For US GAAP purposes these changes as a result of the IFRS implementation have been reversed.

During 2005, Akzo Nobel reached an agreement with the unions on a change of its pension plan in the Netherlands, so that, effective December 31, 2005, it changed from a defined benefit plan to a defined contribution plan for IFRS, as the actuarial or investment risks related to the Dutch plan no longer rest with the company. However, SFAS 87 specifically prescribes for a defined contribution plan that the plan provides an individual account for each participant. The Dutch plan does not provide such individual accounts per participant as it is a collective defined contribution plan. Therefore, in accordance with SFAS 87 the changed pension plan in the Netherlands still is to be qualified as a defined benefit plan for US GAAP purposes.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Below a table is provided with a summary of the changes in the pension benefit obligation and plan assets for 2005 and 2004 on SFAS 87 basis.

	The Netherlands		Foreign		Total
Millions of euros	2005	2004	2005	2004	2005	2004

Benefit obligation
Balance at beginning of year	(4,375)	(4,138)	(4,476)	(4,431)	(8,851)	(8,569)
Acquisitions/divestments	(1)		(3)	2	(4)	2
Settlements/curtailments		167		1		168
Service costs	(129)	(130)	(79)	(79)	(208)	(209)
Contribution by employees	(24)	(22)	(10)	(17)	(34)	(39)
Interest costs	(192)	(212)	(246)	(244)	(438)	(456)
Plan amendments	16				16
Benefits paid	209	202	274	269	483	471
Actuarial gains and losses	(417)	(242)	(631)	(91)	(1,048)	(333)
Changes in exchange rates			(161)	114	(161)	114

Balance at end of year	(4,913)	(4,375)	(5,332)	(4,476)	(10,245)	(8,851)

Plan assets
Balance at beginning of year	3,706	3,383	3,044	2,948	6,750	6,331
Acquisitions	1				1
Settlements/curtailments		(75)		(1)		(76)
Contribution by employer	418	220	120	96	538	316
Contribution by employees	24	22	10	17	34	39
Benefits paid	(207)	(198)	(228)	(216)	(435)	(414)
Actual return on plan assets	701	354	527	282	1,228	636
Changes in exchange rates			123	(82)	123	(82)

Balance at end of year	4,643	3,706	3,596	3,044	8,239	6,750

Funded status	270	(669)	(1,736)	(1,432)	(2,006)	(2,101)

Unrecognized net loss	545	592	1,392	1,096	1,937	1,688
Unrecognized prior service costs	95	123	11	12	106	135

Net balances in accordance with US GAAP	370	46	(333)	(324)	37	(278)
Difference between net balance according to IFRS
and US GAAP	(424)	(553)	(1,072)	(1,097)	(1,496)	(1,650)

Net balances in accordance with IFRS *	(54)	(507)	(1,405)	(1,421)	(1,459)	(1,928)

*	The 2005 net balances for the Netherlands and Total include the IFRS book value of the subordinated loan and the remaining balance of the prepaid employee premiums, aggregating EUR 126 million.

Since 2005, the measurement date of all plans is December 31.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Details for minimum pension liability are as follows:

	The Netherlands		Foreign		Total
Millions of euros	2005	2004	2005	2004	2005	2004

Accumulated benefit obligation	(4,223)	(3,903)	(4,992)	(4,187)	(9,215)	(8,090)
Plan assets	4,643	3,706	3,596	3,044	8,239	6,750

Minimum pension liability		(243)	(1,241)	(997)	(1,241)	(1,240)

Intangible asset		123	13	14	13	137

Total credit/(charge) to shareholders’ equity:
– before taxes		(120)	(1,228)	(983)	(1,228)	(1,103)
– after taxes		(82)	(833)	(667)	(833)	(749)

Credit/(charge) to shareholders’ equity
for change in minimum pension liability:
– before taxes	120	(10)	(245)	84	(125)	74
– after taxes	82	(11)	(166)	78	(84)	67

For all foreign plans the accumulated benefit obligation exceeded plan assets both at December 31, 2005, and at December 31, 2004.

The 2005 and 2004 net periodic pension costs for the defined benefit pension plans were as follows:

	The Netherlands		Foreign		Total
Millions of euro; charge/(income)	2005	2004	2005	2004	2005	2004

Service costs for benefits earned during
the period	129	130	79	79	208	209
Interest costs on projected benefit
obligation	192	212	246	244	438	456
Expected return on plan assets	(248)	(228)	(212)	(203)	(460)	(431)
Amortization of prior service costs	12	14	4	3	16	17
Amortization of net actuarial losses	10	10	64	63	74	73
Settlement/curtailment loss/(gain)		(23)		3		(20)

Net periodic pension costs in accordance
with US GAAP	95	115	181	189	276	304
Difference between costs according to
IFRS and US GAAP	(143)	(78)	(69)	(62)	(212)	(140)

Net periodic pension costs in accordance
with IFRS	(48)	37	112	127	64	164

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The difference between the US GAAP and IFRS pension cost in the Netherlands mainly concerns the reversal of the special benefit for the curtailment and settlement recognized under IFRS, due to the transition to a defined contribution plan.

In connection with the change of the pension plan in the Netherlands, the company prepaid EUR 50 million (of which at year-end 2005 EUR 41 million was still outstanding) of employee premiums and granted a subordinated loan of EUR 100 million. The prepaid premiums were recognized at discounted value of EUR 39 million at year-end 2005. The subordinated loan was recognized at fair value of EUR 87 million. The difference between book value and nominal value was taken into account in the special benefit upon the curtailment and settlement. Under SFAS 87 such payments qualify as plan assets at nominal value, so that the recognized assets in the IFRS balance sheet have to be reversed. The difference between the book value and nominal value of EUR 15 million has been taken into account in US GAAP net income. The aforementioned payments were treated as investing activities in the IFRS statement of cash flows. For US GAAP however, they should be included in the cash flow from operating activities.

The weighted average assumptions underlying the computations were:

	The Netherlands		Foreign		Total
Percent	2005	2004	2005	2004	2005	2004

Pension benefit obligation at
December 31,
– discount rate	4.0	4.5	4.7	5.5	4.4	5.0
–rate of compensation increase	2.9	2.5	4.0	4.0	3.4	3.2
Net periodic pension costs:
–discount rate	4.5	5.3	5.5	5.6	5.0	5.4
– rate of compensation increase	2.5	2.5	4.0	3.8	3.2	3.2
– expected return on plan assets	6.8	6.8	6.7	6.7	6.8	6.7

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

Pension plan assets principally consist of long-term interest-earning investments, quoted equity securities, and real estate. At December 31, 2005 and 2004, plan assets did not include financial instruments issued by the company, nor any property occupied or other assets used by it.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The weighted average pension plan asset allocation at December 31, 2005 and 2004, and the target allocation for 2006 for the pension plan in the Netherlands by asset category are as follows:

	Target allocation	Percentage of plan assets at December 31,
Percent	2006	2005	2004

Equity securities	30 – 50	49	44
Long-term interest earning investments	40 – 60	41	45
Real estate	7.5 – 12.5	10	10
Other	(5) – 10	–	1

Total		100	100

The weighted pension plan asset allocation at December 31, 2005 and 2004, and the target allocation for 2006, for the foreign pension plans by asset category are as follows:

	Target allocation	Percentage of plan assets at December 31,
Percent	2006	2005	2004

Equity securities	50 – 55	51	49
Long-term interest earning investments	35 – 45	36	38
Real estate	5 – 10	8	8
Other	0 – 5	5	5

Total		100	100

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Postretirement benefit plans concern healthcare benefits plans in the Netherlands and the United States. Below a table is provided with a summary of the changes in the accumulated postretirement benefit obligations and plan assets for 2005 and 2004.

	The Netherlands		The United States		Total
Millions of euros; asset/(liability)	2005	2004	2005	2004	2005	2004

Benefit obligation
Balance at beginning of year	(156)	(193)	(345)	(375)	(501)	(568)
Settlements/curtailments	150	5		(1)	150	4
Service costs	(4)	(7)	(17)	(15)	(21)	(22)
Interest costs	(7)	(10)	(23)	(22)	(30)	(32)
Benefits paid	8	8	15	18	23	26
Actuarial gains and losses	(14)	41	(58)	21	(72)	62
Changes in exchange rates			(57)	29	(57)	29

Balance at end of year	(23)	(156)	(485)	(345)	(508)	(501)

Plan assets
Balance at beginning of year			–	1	–	1
Benefits paid			–	(1)	–	(1)
Actual return on plan assets			–	–	–	–
Changes in exchange rates			–	–	–	–

Balance at end of year			–	–	–	–

Funded status	(23)	(156)	(485)	(345)	(508)	(501)
Unrecognized net loss/gain		30	148	78	148	108
Unrecognized prior service costs	2	7	2	2	4	9

Net balances in accordance with
US GAAP	(21)	(119)	(335)	(265)	(356)	(384)
Difference between accrual
according to IFRS and
US GAAP	(4)	(71)	(57)	(53)	(61)	(124)

Net balances in accordance with
IFRS	(25)	(190)	(392)	(318)	(417)	(508)

In the United States, the Medicare Prescription Drug Improvement and Modernization Act of 2003 introduced prescription drug benefits for retirees as well as a federal subsidy to sponsors of postretirement healthcare plans, which both began at January 1, 2006. This reimbursement right under IFRS has been recognized as an asset under Other Financial Noncurrent Assets, measured at fair value. At December 31, 2005, this value was EUR 68 million (December 31, 2004: EUR 53 million). In accordance with US GAAP, this reimbursement right is netted with the postretirement healthcare benefit liability.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Net periodic other postretirement benefit costs are as follows:

	The Netherlands		The United States		Total
Millions of euros; charge/(income)	2005	2004	2005	2004	2005	2004

Service costs for benefits allocated to
the period	4	7	17	15	21	22
Interest costs on accumulated
postretirement obligation	7	10	23	22	30	32
Amortization of prior service costs	–	1	–		–	1
Amortization of unrecognized losses	1	4	4	3	5	7
Settlements/curtailments/(gain)	(102)	–		1	(102)	1

Net periodic other postretirement benefit
costs in accordance with US GAAP	(90)	22	44	41	(46)	63
Difference between costs according to
IFRS and US GAAP	(68)	(9)	(4)	(5)	(72)	(14)

Net periodic other postretirement benefit
costs in accordance with IFRS	(158)	13	40	36	(118)	49

The assumptions for postretirement benefits were as follows:

	The Netherlands		The United States
Percent	2005	2004	2005	2004

Discount rate for net periodic benefit cost	4.5	5.3	6.0	6.3
Discount rate for benefit obligations at December 31	4.0	4.5	5.5	6.0
Assumed healthcare cost trend rates at December 31 :
– healthcare trend rate assumed for next year	–	–	8.5	9.0
– rate to which the cost rate is assumed to decline (the ultimate rate)	–	–	5.0	5.0
– year that the rate reaches the ultimate trend rate	2006	2005	2009	2009

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	The Netherlands		The United States		Total
	1 percentage point		1 percentage point		1 percentage point
Millions of euros	increase	decrease	increase	decrease	increase	Decrease

Effect on total of service and interest costs	–	–	8	(6)	8	(6)
Effect on postretirement benefit obligation	–	–	72	(59)	72	(59)

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Cash Flows
The company expects to contribute EUR 240 million to its pension plans in 2006 (the Netherlands: EUR 80 million; foreign: EUR 160 million).

The following benefit payments, which take into account the effect of future service, are expected to be paid.

	Pensions			Other retirement benefits
	The			The	The United
Millions of euros	Netherlands	Foreign	Total	Netherlands	States	Total

2006	207	262	469	10	23	33
2007	217	265	482	7	24	31
2008	227	270	497	5	25	30
2009	238	276	514	1	27	28
2010	249	283	532		28	28
2011-2015	1,437	1,500	2,937		167	167

(c)	During 1995, the company transferred its rubber chemicals activities into a 50-50 joint venture, Flexsys, with Solutia Inc. Under IFRS the carrying value of the investment at December 31, 2005, was EUR 127 million and under US GAAP EUR 144 million, (at December 31, 2004: EUR 89 million and EUR 97 million, respectively). The higher carrying value under US GAAP is principally related to the goodwill associated with the Akzo Nobel businesses transferred into the joint venture. Such goodwill had been previously charged directly to equity for NL GAAP purposes. Furthermore the difference relates to the accounting for Pensions. Under IFRS, IAS 19 has been applied, whereas for US GAAP SFAS 87 is applicable. The impact on 2005 US GAAP net income was a reconciling item of EUR 2 million loss (2004: EUR 4 million loss). The change in minimum pension liability was a release of EUR 10 million for 2005 (2004: an addition of EUR 2 million).

(d)	In accordance with IFRS, IFRS 2 has been applied for 2004 and 2005. In 2004 the company applied APB 25, whereby compensation costs included the change in the liability for the difference between the exercise and the market price. This resulted in a credit reconciling item of EUR 2 million for 2004. No proforma information is required, as the compensation expenses calculated pursuant to the provisions of FAS 123 are the same as those for APB 25, due to the cash settlement feature of the company’s stock option scheme until June 2005.

As of 2005, the company has elected to apply SFAS 123R, as a result of which there no longer is a difference with IFRS 2. The remaining difference of EUR 1 million (charge to equity) at December 31, 2004 has been reversed in 2005 income.

(e)	Under the Akzo Nobel Employee Share Plan Akzo Nobel granted shares to employees. From 2002 onwards the value of the shares on the grant date was recognized as a charge in the income statement spread over the vesting period, which was 3 years. For the shares granted in 2001 no charge was recognized. In accordance with US GAAP the fair value of the shares granted in 2001 had to be recognized as a charge against income over the vesting period of the grant. For 2004 this resulted in an additional charge of EUR 1 million. In November 2003, the Board of Management to accelerate the

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

settlement of the Employee Share Plan. As a result all shares granted became unconditional at May 1, 2004.

(f)	In accordance with IFRS development costs are to be capitalized and amortized, if certain conditions have been met. US GAAP does not allow capitalization and amortization of development costs. For US GAAP purposes, these costs have to be expensed as incurred. During 2005, the company capitalized additional development costs for EUR 3 million and recognized an amortization charge of EUR 3 million. For 2004, EUR 3 million of development cost were capitalized and a EUR 3 million amortization charge was recognized for IFRS purposes.

(g)	In accordance with IFRS a provision for restructuring is recognized at the moment a formal plan is approved, the plan identifies all significant actions to be taken to complete the plan, the period of time necessary to complete the plan indicates that significant changes to the plan are not likely, and in case of termination benefits, communication to the people involved an communication of the benefit arrangement is communicated before balance sheet date. For US GAAP purposes SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities became effective for exit or disposal activities that are initiated after December 31, 2002, which means that a provision for exit cost can only be recognized if the goods or services for the exit program have been delivered. As a consequence, at December 31, 2005, provisions for exit costs of EUR 9 million (EUR 6 million after taxes) recognized in accordance with IFRS could not be recognized. In 2004, EUR 17 million (EUR 11 million after taxes) were not recognized for US GAAP purposes since the goods or services for the exit program had not been delivered.

In addition, EUR 8 million of provisions for termination benefits (EUR 5 million after tax) have to be recognized for US GAAP purposes in accordance with SFAS 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, since these cost qualify as part of ongoing restructuring plans. For IFRS the criteria for recognition were not met, since announcement of the plans took place after balance sheet date. In 2004 there were no ongoing plans which did not qualify for IFRS purposes which had to be recognized for US GAAP.

In 2004, EUR 9 million (EUR 6 million after tax) were recognized under IFRS for provisions for termination benefits, which already were recognized for US GAAP in 2003 as part of ongoing plans in accordance with SFAS 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

(h)	In accordance with IFRS the tax effect on the elimination of intercompany profit in inventories is based on the tax rate of the country of the company receiving the goods. For US GAAP purposes, the tax effect on the elimination of intercompany profit in inventories should be based on the tax rate of the company sending the goods, thus fully eliminating intercompany sales in the statement of income. For 2005, this resulted in an decrease in net income of EUR 7 million and a decrease in shareholders’ equity of EUR 40 million. For 2004 net income increased with EUR 43 million, while shareholders’ equity decreased with EUR 33 million.

(i)	In accordance with the NL GAAP standard for financial instruments, which was still applied in the 2004 IFRS financial statements, results on foreign currency forward hedging contracts (determined at year- end exchange rates) are recognized in income to offset the foreign exchange differences on the related hedged items. Exchange differences on anticipatory hedges of firm commitments regarding sales and purchases are deferred on the balance sheet until the hedged transactions have been reflected in the

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

accounts. For interest swap contracts, interest is accrued in the statement of income as part of interest expense.

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments (“SFAS 133”), as amended, was adopted by Akzo Nobel in 2001. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Statement requires every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivatives fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The company does not designate its derivatives for hedge accounting in accordance with US GAAP. Accordingly for US GAAP, all changes in fair value of derivative instruments are recognized currently in earnings.

The development for the year ended December 31, 2004, was as follows:

Millions of euros; gain/(loss)	2004

Foreign currency contracts	3
Interest rate currency swaps	8
Interest rate swap contracts	28
Forward rate agreements	–
Petroleum options	(2)
Petroleum swaps	–
Gas futures	(2)

Total	35

Net effect after taxes	24

Effective January 1, 2005, the Company adopted IAS 32 and 39 for financial instruments. As a consequence all derivative instruments are measured at fair value in the balance sheet, with changes in the fair value recognized in income, unless cash flow hedging is applied. In the latter case, the effective part of the fair value change is deferred in shareholders’ equity until the hedged transactions have been reflected in the accounts. During 2005, the company deferred pre-tax gains of EUR 16 million (EUR 11 million after taxes) in shareholders’ equity. The company does not elect to apply hedge accounting for US GAAP purposes. As a consequence, the credit in IFRS shareholders’ equity has to be taken into account in US GAAP income.

For the interest rate derivatives under IFRS the company in principle applies fair value hedge accounting. The changes in fair value are recognized in the statement of income, where the effective part is offset by the fair value change of the underlying synthetic bond. The company has elected not to apply hedge accounting for US GAAP. As a consequence, the hedged bonds have to be valued at amortized cost, not at fair value. During 2005, under IFRS the company recognized a benefit for the change in fair value of the bonds of EUR 8 million (EUR 5 million after taxes).

On balance, the effect on 2005 US GAAP income is a gain of EUR 8 million (EUR 6 million after taxes).

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The difference between the fair value and amortized cost of the bonds for which under IFRS hedge accounting was applied is a decrease of the liability (i.e. a credit to shareholders’ equity) of EUR 61 million (EUR 43 million after taxes).

(j)	Under IFRS, assets and liabilities are classified as held for sale if it is highly probable that the carrying amount will be recovered through a sale transaction rather than through continuing use. When reclassifying assets as held for sale, the assets are recognized at the lower of the carrying amount or fair value less selling costs. Assets held for sale are not depreciated but tested for impairment. Impairment losses on assets and liabilities held for sale are recognized in the statement of income.

Under US GAAP the criteria in this respect are different. As a result of that the reclassification to the lines Assets Held for Disposal and to Liabilities Held for Disposal should be reversed. It should be noted that these assets did not qualify as “discontinued operation” under US GAAP.

For assets held for sale it concerns reclassification to the following balance sheet lines:

2005

Property, plant and equipment	164
Inventories	75
Trade and other receivables	83

322

For liabilities classified as held for sale it concerns the following balance sheet line:

2005

Trade and other payables	60

60

The fact that assets held for sale are not depreciated resulted under IFRS in a benefit for 2005 of EUR 2 million. Under US GAAP, this depreciation should be continued, resulting in a charge of EUR 2 million.

(k)	During 2005, Akzo Nobel made upfront payments of EUR 27 million for cooperations with Théramex and Lexicon, which under IFRS were capitalized as intangible asset. The 2005 amortization charge on these intangibles was EUR 3 million.

Under US GAAP, such amounts cannot be capitalized as intangible asset, because they relate to research and development. As a consequence, the investment amount less the 2005 amortization charge, on balance EUR 24 million, is recognized as expense in US GAAP net income.

(l)	Represents the income tax effects of the aforementioned adjustments, excluding adjustment (h).

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(m)	The company holds minority stakes (mostly 49 or 50 percent) in certain companies, which have been fully consolidated into the consolidated financial statements of Akzo Nobel, taking into account the minority interest of the other shareholders. This treatment is allowed for IFRS purposes, as there is de facto control. This mainly concerns the following companies:
	–	International Paint (Gulf) LLC
	–	International Paint Saudi Arabia Ltd
	–	Akzo Nobel Inda SA de CV.
	–	Akzo Nobel Chang Cheng (Vietnam) Ltd
	–	Maricogen P/S
	–	Maricogen Komplementarselskab Aps

The effect of the difference with US GAAP – which requires accounting under the equity method of such interests–on shareholders’ equity and net income is nil.

If these interests had been treated as nonconsolidated companies on a US GAAP basis the Consolidated Statement of Income for the year ended December 31, 2005, would have shown a decrease in revenues of EUR 84 million, in operating income of EUR 8 million, in earnings of consolidated companies less income taxes of EUR 6 million, and in minority interest of EUR 3 million. On the other hand earnings from nonconsolidated companies would have increased by EUR 3 million.

The Consolidated Statement of Income for the year ended December 31, 2004, would have shown a decrease in revenues of EUR 38 million, in operating income of EUR 5 million, in earnings of consolidated companies less income taxes of EUR 4 million, and in minority interest of EUR 2 million. On the other hand earnings from nonconsolidated companies would have increased by EUR 2 million.

The major effects on the Consolidated Balance Sheet as at December 31, 2005, would have been a decrease in current assets of EUR 29 million, in property, plant and equipment of EUR 16 million, in short-term liabilities of EUR 16 million, and in minority interest of EUR 12 million, and an increase in long- term borrowings of EUR 5 million. On the other hand, nonconsolidated companies would have increased by EUR 12 million.

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

(n)	In November 2002, the FASB issued interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness to Others. At December 31, 2005 there were some small agreements to provide additional consideration in a business combination to the seller if contractually specified conditions related to the acquired entity are achieved. The company had recognized contingent liabilities for estimated payments amounting to EUR 1 million, included in the obligations under long-term non-cancelable operating leases and other commitments, as reported above under Commitments. The total maximum exposure also amounted to EUR 1 million. At December 31, 2004, we had recognized contingent liabilities for estimated payments amounting to EUR 5 million, while the total maximum exposure amounted to EUR 21 million.

(o)	During 2004, the company divested the Catalysts, Phosphorus Chemicals, and Coatings Resins activities. For IFRS these divested activities do not qualify for treatment as discontinued operation. For

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

US GAAP, however, these activities do qualify as discontinued operation. The disclosures as prescribed in SFAS 144 are as follows.

	For the year ended December 31,
Millions of euros; gain/(loss)	2004		2003

Revenues
Continued operations		12,063		12,115
Discontinued operations		617		816

Total		12,680		12,931

Income from continuing operations before income taxes	624		710
Income taxes	(251)		(195)

Income from continuing operations		373		515

Income from discontinued operations (including gains on disposal)	531		66
Income taxes	(72)		(22)

Income from discontinued operations		459		44

Net income		832		559

Earnings from continuing operations per share
– Basic		1.31		1.80
– Diluted		1.30		1.80
Earnings from discontinued operations per share
– Basic		1.61		0.15
– Diluted		1.60		0.15

The reconciliation of the elements of the earnings per share computation is as follows:

	2005	2004	2003

Shares for basic earnings per share	285,773,239	285,745,587	285,691,957
Effect of dilutive securities	1,178,487	660,310	721,016

Shares for diluted earnings per share	286,951,726	286,405,897	286,412,973

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(24) Explanation of Transition to IFRS

The company changed its accounting policies in order to be in compliance with International Financial Reporting Standards (IFRS) and the interpretations as adopted by the European Union.

In preparing the opening balance sheet on IFRS basis, the company has adjusted amounts previously reported in financial statements prepared in accordance with NL GAAP. As the company publishes comparative information for one year in the Annual Report, the transition date to IFRS is January 1, 2004. An explanation of how the transition to IFRS has affected the financial position, financial performance and cash flows of the company is set out in the following tables and the accompanying notes.

IFRS Impact – Net Income up; Shareholders’ Equity Down; Funds Balance Unchanged
In summary, the impact of IFRS on the company’s accounts is an increase in net income for 2004 of EUR 89 million, but a decline in shareholders’ equity, at December 31, 2004, of EUR 431 million. This is mainly attributable to the differences in the method of accounting under IFRS for pensions and other postretirement benefits, the recognition of deferred taxes on intercompany profit, the recognition of the payment received from Pfizer for the asenapine cooperation, and the recognition of goodwill. For the most part, the changed accounting is a matter of timing of the recognition of assets, liabilities, and related results. However, there is no impact on the underlying cash flows of the businesses.

Changes in Accounting Principles Due to the Adoption of IFRS

Employee Benefits

Pensions and Other Postretirement Benefits
Until December 31, 2004, the company accounted for pensions and other postretirement benefits in accordance with SFAS 87 and SFAS 106.

For the implementation of IAS 19 Employee Benefits in respect of pensions and other postretirement benefits, the company had to recognize the funded status, at January 1, 2004, of the projected benefit obligation (PBO) insofar as this was not covered by provisions or prepaid pension assets in the NL GAAP balance sheet. Any unvested portion of past service cost at that date had to be excluded.

On January 1, 2004, the company had a significant deficit for its pension and other postretirement benefit plans. The deficit in excess of provisions and prepaid pension assets in the NL GAAP balance sheet has been charged against shareholders’ equity in the IFRS opening balance sheet at January 1, 2004. This concerned an amount of EUR 1,356 million after taxes. At December 31, 2004, this amount was EUR 1,246 million after taxes.

In the NL GAAP balance sheet, the company had also recognized a so-called minimum pension liability for the deficit determined on the accumulated benefit obligation (ABO) level, as required under SFAS 87. This consisted of an after-tax charge against shareholders’ equity (January 1, 2004: EUR 824 million; December 31, 2004: EUR 759 million) and recognition of an intangible asset (January 1, 2004: EUR 165 million; December 31, 2004: EUR 137 million). As these are not allowed under IAS 19, the minimum pension liability-related entries were reversed, partly offsetting the aforementioned recognition of the deficits on a PBO basis.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The consequences of the U.S. Medicare Prescription Drug Improvement and Modernization Act of 2003 have also been taken into account in the IFRS opening balance sheet. This resulted in the recognition of a tax-free financial noncurrent asset of EUR 43 million (at December 31, 2004: EUR 53 million).

Going forward, the full recognition of the deficit at January 1, 2004 resulted in lower net period pension costs for 2004, as the deferred losses under SFAS 87 and SFAS 106 no longer had to be amortized. As a result of the improved pension funding situation at December 31, 2004, IFRS-based 2005 pension charges were expected to drop by some EUR 50 million, compared to 2004. Included in the 2004 net income effect of IAS 19 is an after-tax gain of EUR 43 million for the settlements/curtailments as a consequence of the Catalysts divestment.

Other Employee Benefits
IAS 19 requires provisioning of long-term employee benefits, such as payments on the occasion of a service jubilee of an employee. This was not specifically required under NL GAAP, where costs for such benefits often were recognized on a pay-as-you-go basis. The required provision for other long-term benefits in accordance with IAS 19 amounts to EUR 24 million, which is EUR 15 million after taxes (at December 31, 2004: EUR 24 million and EUR 15 million, respectively).

Revenues

General
Revenues under IFRS are defined as the revenue from the sale and delivery of goods and services and royalty income, net of rebates, discounts, and similar allowances, and net of sales tax. Revenues are recognized when the significant risks and rewards have been transferred to a third party.

The company used to report royalty income under Other Results in the statement of income. Under IFRS, royalty income is reclassified to Revenues. Also proceeds for certain services rendered by the company, which used to be deducted from cost lines in the statement of income, have now been reclassified to “Revenues”.

Pfizer Payment
In December 2003, the company received an initial payment of EUR 88 million (EUR 70 million after taxes) from Pfizer under the co-development and co-marketing agreement for asenapine. In accordance with the contract and the spirit thereof, this payment is a nonrefundable reimbursement of the expenses incurred by Akzo Nobel in prior years for the development of asenapine-related know-how so far. In accordance with NL GAAP, such payment was recognized as income immediately.

In accordance with IFRS revenue recognition rules, nonrefundable upfront fees are initially reported as deferred income and are recognized as revenue based on the (expected) development costs over the remaining first part of the development period, currently anticipated to be from 2004 to 2007. At December 31, 2004 an amount of EUR 56 million (EUR 45 million after taxes) was deferred.

Consequently, this payment, which had already been recognized in 2003 NL GAAP income, is again recognized in IFRS revenues, but now over the years 2004-2007.

Income Taxes

As allowed under NL GAAP, the tax effect on the elimination of intercompany profit in inventories was based on the tax rate of the country of the company sending the goods, thus fully eliminating intercompany sales in the

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

statement of income. IFRS, however, prescribes that tax on such elimination is to be based on the tax rate of the country of the company receiving the goods. As a consequence, the deferred tax asset related to intercompany profit increased by EUR 76 million at January 1, 2004. At December 31, 2004, this amount was EUR 33 million. Going forward, the impact on earnings will be determined by the changes in levels of intercompany inventory in the various countries.

Furthermore, IFRS specifically prescribes that current and deferred tax assets and liabilities in countries which have separate tax rates for distributed and undistributed profits are measured at the tax rate applicable to undistributed profits. The income tax consequences of dividends are recognized when a liability to pay the dividend is recognized. For NL GAAP in certain circumstances such current and deferred tax assets and liabilities can be measured at the tax rate applicable to distributed profits. The impact of this difference on the company’s accounts is limited.

Business Combinations

Under NL GAAP, goodwill is capitalized and amortized. IFRS 3 prescribes that goodwill must be capitalized and not amortized, but tested for impairment annually.

Akzo Nobel has elected the transition option in IFRS 1 to apply IFRS 3 prospectively from the transition date. This option was chosen rather than to restate all previous business combinations. The impact of IFRS 3 and associated transitional arrangements on Akzo Nobel is as follows:

–	all prior business combination accounting is frozen at the transition date; and
–	the value of goodwill is frozen at January 1, 2004, and amortization previously reported under NL GAAP for 2004 is removed for financial statements prepared under IFRS.

Provisions

Discounting
IFRS, in principle, prescribes discounting of all provisions, which is not always the case in NL GAAP. The impact of discounting of provisions thus far undiscounted at January 1, 2004, was a decrease in provisions of EUR 16 million, which was EUR 11 million after taxes. At December 31, 2004, these amounts were EUR 29 million and EUR 20 million, respectively.

Going forward, the interest accrued on discounted provisions are recognized under financing charges. Under NL GAAP, such charges were included in operating income.

Restructuring Provisions
In accordance with NL GAAP, restructuring provisions are recognized if the restructuring has been announced to the employees involved before the date of the financial statements. Under IFRS, a restructuring can only be recognized if this is announced before the balance sheet date.

Restructurings for which provisions amounted to EUR 9 million (EUR 6 million after taxes) were announced in January 2004. Therefore, these provisions did not qualify for recognition under IFRS in the balance sheet at January 1, 2004, but were recognized under IFRS in the first quarter of 2004. In the quarters of 2004, certain restructuring provisions reported under NL GAAP did not meet the IFRS recognition criteria either and therefore they were deferred for recognition in the next quarter. At December 31, 2004, all provisions qualified for recognition under IFRS.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Share-Based Payments

In accordance with NL GAAP, the company recognized expenses related to stock options as a direct charge to shareholders’ equity when the related payments were incurred.

In accordance with IFRS 2, the company’s stock option plans qualify as so-called cash-settled plans. As a consequence, the company has to charge the fair value of the stock options against income (first spread over the vesting period and later over the remaining life of the options) and recognize a related liability in the balance sheet. This liability at January 1, 2004, amounted to EUR 11 million, which is EUR 8 million after taxes. At December 31, 2004, these amounts were EUR 16 million and EUR 10 million, respectively. The fair value has been calculated using the binomial options valuation model. The charge to income over the relevant option vesting periods is adjusted to reflect actual and expected levels of vesting.

Nonconsolidated Companies

Valuation of the company’s interest in nonconsolidated companies is based as much as possible on IFRS, as adopted by Akzo Nobel. The impact of the difference between NL GAAP and IFRS for nonconsolidated companies on the company’s accounts is limited.

Jointly Controlled Companies
For interests in jointly controlled legally incorporated companies IFRS prescribes that they must be either proportionally consolidated or equity accounted as a nonconsolidated company. The chosen method has to be applied to all such interests. Under NL GAAP, the company equity accounted most of the jointly controlled interests. However, the joint venture with Sanofi-Synthélabo (for the antithrombotic Arixtra®) was proportionally consolidated.

Under IFRS, the company has elected to equity account all jointly controlled interests. The impact of the deconsolidation in the January 1, 2004, balance sheet of the joint venture with Sanofi-Synthélabo was not significant and did not affect shareholders’ equity or net income. Due to the change in set up in the first quarter of 2004, this joint venture ceased to exist and was replaced by a revenue arrangement based on future sales from jointly developed antithrombotic products.

It should be noted that the cooperation with Pfizer for asenapine is not legally incorporated. As a consequence, this cooperation is proportionally consolidated for both NL GAAP and IFRS.

Nonrecurring Items

In its NL GAAP statements, the company separately reported so-called nonrecurring items. These related to income and expenses resulting from normal business operations, which, because of their size or nature, were disclosed separately to give a better understanding of the underlying result for the period. These included items such as restructurings and impairment charges, significant gains and losses on the disposal of businesses, and costs related to major lawsuits and antitrust cases not meeting the requirements for extraordinary items.

NL GAAP operating income before nonrecurring items was one of the key figures management used to assess the performance of the company, as these figures better reflected the underlying trends in the results of the activities.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

IFRS does not allow this concept. Therefore, the company will not report IFRS earnings figures excluding nonrecurring items. However, for a better understanding of the company’s earnings development, the most important elements of nonrecurring items are now reported as Incidentals on separate lines within operating income in the statement of income.

Cumulative Translation Differences

The company chose the option in IFRS 1 whereby cumulative translation differences in shareholders’ equity are deemed to be zero at the date of transition. The negative NL GAAP balance of EUR 1,045 million at January 1, 2004, is deducted from Other Reserves, which therefore starts with a negative balance of EUR 435 million. However, as 2004 net income is higher than dividends paid during the year, the balance of Other Reserves and Undistributed Profit at December 31, 2004, shows a positive balance of EUR 165 million. It should be noted that if the company would ever have negative Other Reserves, in principle, it will still be able to pay dividends but then from Additional Paid-in Capital.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

RECONCILIATION OF EQUITY

Millions of euros	Capital and reserves	Minimum pension liability	Shareholders’ equity

NL GAAP shareholders’ equity at January 1, 2004	3,326	(824)	2,502
Pensions and other postretirement benefits	(1,313)	824	(489)
Deferred taxes on intercompany profit	76		76
Pfizer payment	(70)		(70)
Discounting of provisions	11		11
Other long-term employee benefits	(15)		(15)
Share-based payments	(8)		(8)
Restructuring provisions	6		6
Other	12		12

IFRS shareholders’ equity at January 1, 2004	2,025		2,025

Millions of euros	IFRS	NL GAAP

Subscribed share capital	572	572
Additional paid-in capital	1,803	1,803
Cumulative translation differences		(1,045)
Other statutory reserves	85	85
Other reserves and undistributed profit	(435)	1,911

Capital and reserves	2,025	3,326
Minimum pension liability		(824)

Shareholders’ equity	2,025	2,502

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

CONSOLIDATED BALANCE SHEET
As at January 1, 2004

	NL GAAP,		Effect of transition		IFRS at
Millions of euros	at January 1, 2004		to IFRS		January 1, 2004

Assets
Property, plant and equipment		3,967				3,967
Intangible assets		590		(166)		424
Financial noncurrent assets:
– deferred tax assets	790		145		935
– nonconsolidated companies	353				353
– other financial noncurrent assets	723		(395)		328

		1,866		(250)		1,616

Total noncurrent assets		6,423		(416)		6,007

Inventories	2,133		(14)		2,119
Income tax receivable	161				161
Trade and other receivables	2,510		8		2,518
Cash and cash equivalents	727				727
Assets classified as held for sale

Total current assets		5,531		(6)		5,525

Total assets		11,954		(422)		11,532

Equity
Subscribed share capital	572				572
Additional paid-in capital	1,803				1,803
Cumulative translation differences	(1,045)		1,045
Other statutory reserves	85				85
Other reserves, minimum pension liability,
and undistributed profits	1,087		(1,522)		(435)

Akzo Nobel N.V. shareholders’ equity		2,502		(477)		2,025
Minority interest		140				140

Total equity		2,642		(477)		2,165

Liabilities
Provisions	3,332		(408)		2,924
Deferred income			88		88
Deferred tax liabilities	591		(325)		266
Long-term borrowings	2,677				2,677

Total noncurrent liabilities		6,600		(645)		5,955

Short-term borrowings	441		40		481
Income tax payable	177		90		267
Trade and other payables	2,094		(46)		2,048
Current portion of provisions			616		616
Liabilities classified as held for sale

Total current liabilities		2,712		700		3,412

Total equity and liabilities		11,954		(422)		11,532

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

CONSOLIDATED STATEMENT OF INCOME
Reconciliation of Profit for 2004

Millions of euros	NL GAAP		Effect of transition to IFRS		IFRS

Revenues		12,688		145		12,833
Cost of sales		(6,851)		26		(6,825)

Gross profit		5,837		171		6,008

Selling expenses	(3,255)		1		(3,254)
Research and development expenses	(823)		7		(816)
General and administrative expenses	(676)		2		(674)
Other operating income / (expenses)	46		(47)		(1)
Incidentals:
– special benefits	60		24		84
– results on divestments	509		70		579
– restructuring and impairment charges	(199)		2		(197)
– charges related to major legal, antitrust,
and environmental cases	(199)		(3)		(202)

		(4,537)		56		(4,481)

Operating income		1,300		227		1,527

Financing charges, net		(123)		(21)		(144)

Operating income less net financing charges		1,177		206		1,383

Taxes		(298)		(114)		(412)

Earnings of consolidated companies, after
tax		879		92		971
Earnings from nonconsolidated companies		12		(2)		10

Profit for the period		891		90		981
Minority interest, attributable to minority
shareholders		(35)		(1)		(36)

Net income, attributable to the holders of
equity		856		89		945

In EUR
Basic net income per share		3.00				3.31
Diluted net income per share		2.99				3.30

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

CONSOLIDATED BALANCE SHEET
As at December 31, 2004

	NL GAAP, at		Effect of transition		IFRS at
Millions of euros	December 31, 2004		to IFRS		December 31, 2004

Assets
Property, plant and equipment		3,535				3,535
Intangible assets		561		(113)		448
Financial noncurrent assets:
– deferred tax assets	705		89		794
– nonconsolidated companies	318				318
– other financial noncurrent assets	730		(424)		306

		1,753		(335)		1,418

Total noncurrent assets		5,849		(448)		5,401

Inventories	1,978				1,978
Income tax receivable	210				210
Trade and other receivables	2,557		(6)		2,551
Cash and cash equivalents	1,811				1,811
Assets classified as held for sale
Total current assets		6,556		(6)		6,550

Total assets		12,405		(454)		11,951

Equity
Subscribed share capital	572				572
Additional paid-in capital	1,803				1,803
Cumulative translation differences	(1,070)		1,050		(20)
Other statutory reserves	85				85
Other reserves, minimum pension liability,
and undistributed profits	1,646		(1,481)		165

Akzo Nobel N.V. shareholders’ equity		3,036		(431)		2,605
Minority interest		140				140

Total equity		3,176		(431)		2,745

Liabilities
Provisions	3,240		(363)		2,877
Deferred income			56		56
Deferred tax liabilities	479		(335)		144
Long-term borrowings	2,694		(302)		2,392

Total noncurrent liabilities		6,413		(944)		5,469

Short-term borrowings	258		302		560
Income tax payable	350		118		468
Trade and other payables	2,208		1		2,209
Current portion of provisions			500		500
Liabilities classified as held for sale

Total current liabilities		2,816		921		3,737

Total equity and liabilities		12,405		(454)		11,951

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

RECONCILIATION OF EQUITY

Millions of euros	Capital and reserves	Minimum pension liability	Shareholders’ equity

NL GAAP shareholders’ equity at December 31, 2004	3,795	(759)	3,036
Pensions and other postretirement benefits	(1,193)	759	(434)
Deferred taxes on intercompany profit	33		33
Termination of goodwill amortization	19		19
Pfizer payment	(45)		(45)
Discounting of provisions	20		20
Other long-term employee benefits	(15)		(15)
Share-based payments	(10)		(10)
Other	1		1

IFRS shareholders’ equity at December 31, 2004	2,605		2,605

Millions of euros	IFRS	NL GAAP

Subscribed share capital	572	572
Additional paid-in capital	1,803	1,803
Statutory reserves	85	85
Cumulative translation differences	(20)	(1,070)
Other reserves and undistributed profit	165	2,405

Capital and reserves	2,605	3,795
Minimum pension liability		(759)

Shareholders’ equity	2,605	3,036

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

Millions of euros	NL GAAP		Effect of transition to IFRS		IFRS

Profit for the period	891		90		981
Adjustments to reconcile earnings to cash
provided from operating activities:
Depreciation and amortization	593		(28)		565
Impairment losses	74				74
Financing charges			144		144
Earnings from nonconsolidated companies	(52)				(52)
Taxes recognized in income			415		415

Operating profit before changes in working
capital and provisions		1,506		621		2,127
Changes in trade and other receivables	(169)		6		(163)
Changes in inventories	(23)				(23)
Changes in trade and other payables	348		(194)		154
Changes in provisions	(107)		44		(63)
Other	104		(108)		(4)

		153		(252)		(99)

Cash generated by operations		1,659		369		2,028

Interest paid			(139)		(139)
Income taxes (paid)/received			(217)		(217)
Pretax gain on divestments	(509)		(70)		(579)

		(509)		(426)		(935)

Net cash from operating activities		1,150		(57)		1,093

Capital expenditures	(551)				(551)
Investments in intangible assets	(28)				(28)
Interest received			21		21
Repayments in nonconsolidated companies	(29)		40		11
Dividends received	123				123
Acquisition of consolidated companies[1]	(80)				(80)
Proceeds from sale of interests[1]	1,036				1,036
Other changes in noncurrent assets	6		(4)		2

Net cash from investing activities		477		57		534

New long-term borrowings	22				22
Repayment of borrowings	(191)				(191)
Dividends	(366)				(366)

Net cash from financing activities		(535)				(535)

Net change in cash and cash equivalents		1,092		–		1,092
Cash and cash equivalents at January 1		727				727
Effect of exchange rate changes on cash and
cash equivalents		(8)				(8)

Cash and cash equivalents at December 31		1,811		–		1,811

1	Net of cash acquired or disposed of.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

IFRS standards with a prospective impact

Financial Instruments

IFRS as applied for the restated figures of 2004 did not include standards IAS 32 and 39 for financial instruments. The company opted for the transition provision of IFRS 1 to apply these standards as from January 1, 2005. The after-tax effect of the implementation of IAS 32 and 39 on January 1, 2005, on balance, was a charge to shareholders’ equity of EUR 9 million. The principal effects of the implementation of IAS 32 and 39 are described per instrument below.

Long-Term Borrowings
Long-term borrowings used to be valued at nominal value, any placement costs or premium or discount on issue used to be amortized on a straight line basis. IFRS prescribes that such borrowings are valued at amortized cost applying the effective interest rate method. The effect on shareholders’ equity at January 1, 2005 was a credit of EUR 1 million after taxes.

Cash and Cash Equivalents
Short-term investments used to be valued at the lower of cost or market value. Under IFRS they need to be valued at market value. The effect on shareholders’ equity at January 1, 2005 was an after-tax credit of EUR 1 million.

Forward Exchange Contracts
Forward exchange contracts concluded to hedge receivables or payables in foreign currency used to be valued at spot rates prevailing at the balance sheet date. Foreign currency hedges of anticipatory transactions or firm commitments used to be deferred in the balance sheet until the hedged transactions had been reflected in the accounts. Forward exchange contracts under IFRS need to be valued at fair value in the balance sheet and changes in fair value are to be recognized in the statement of income. The company in principle will not apply hedge accounting for these types of contracts. The effect on shareholders’ equity at January 1, 2005 was an after-tax charge of EUR 1 million.

The company used to net the value of the forward exchange contracts per contract partner. Under IFRS such netting is not allowed. As a consequence, all contracts are recognized separately on the appropriate lines in the balance sheet.

Interest Rate Derivatives
The company holds certain interest swaps and currency swaps to hedge fixed-rate interest-bearing borrowings and in some cases foreign currency exchange risks. Interest rate derivatives in a hedge relationship used not to be valued in the balance sheet. The interest on the fixed and floating rate parts were recognized in the statement of income on an accrual basis. The cross currency element in the interest rate currency swaps was recognized in the balance sheet at the spot rate prevailing at the balance sheet date. The changes in the values so calculated were recognized in the statement of income to offset the currency exchange differences on the borrowings in foreign currency. Under IFRS these contracts have to be valued at fair value in the balance sheet. The company applies fair value hedge accounting for these contracts. The impact on shareholders’ equity at January 1, 2005, on balance, was an after-tax charge of EUR 5 million. This is the combined effect of the fair value adjustment of the interest-rate derivatives and the fair value adjustment of the underlying bonds. The company also had some forward rate agreements, for which no hedge accounting is applied. The effect on shareholders’ equity per January 1, 2005, is negligible. It should be noted that the

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

company used to net the recorded book value of the interest derivatives with the book value of the loans. Under IFRS this netting is not allowed. The instruments under IFRS are now recorded separately on the appropriate line items in the balance sheet.

Commodities
In order to cover the price risk of natural gas and electricity, the company has entered into certain petroleum swaps and gas and electricity futures, which have to be recognized at fair value in the balance sheet. For the electricity related contracts cash flow hedge accounting is applied. For the other contracts no hedge accounting is applied. The effect on shareholders’ equity as of January 1, 2005 was an after tax charge of EUR 5 million.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

CONSOLIDATED BALANCE SHEET
As at January 1, 2005, after implementation of IAS 32 and 39

	IFRS at				IFRS at
Millions of euros	December 31, 2004		Effect of IAS 32 & 39		January 1, 2005

Assets
Property, plant and equipment		3,535				3,535
Intangible assets		448				448
Financial noncurrent assets:
– deferred tax assets	794		5		799
– nonconsolidated companies	318				318
– other financial noncurrent assets	306		259		565

		1,418		264		1,682

Total noncurrent assets		5,401		264		5,665

Inventories	1,978				1,978
Income tax receivable	210				210
Trade and other receivables	2,551		30		2,581
Cash and cash equivalents	1,811		1		1,812
Assets classified as held for sale

Total current assets		6,550		31		6,581

Total assets		11,951		295		12,246

Equity
Subscribed share capital	572				572
Additional paid-in capital	1,803				1,803
Cumulative translation differences	(20)				(20)
Other statutory reserves	85				85
Other reserves, and undistributed profits	165		(9)		156

Akzo Nobel N.V. shareholders’ equity		2,605		(9)		2,596

Minority interest		140				140

Total equity		2,745		(9)		2,736

Liabilities
Provisions	2,877		5		2,882
Deferred income	56				56
Deferred tax liabilities	144				144
Long-term borrowings	2,392		289		2,681

Total noncurrent liabilities		5,469		294		5,763

Short-term borrowings	560				560
Income tax payable	468				468
Trade and other payables	2,209		10		2,219
Current portion of provisions	500				500
Liabilities classified as held for sale

Total current liabilities		3,737		10		3,747

Total equity and liabilities		11,951		295		12,246

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(25) Subsequent Events

In March 2006, Akzo Nobel sold a Coatings plant near Barcelona, Spain. This resulted in an after tax book profit of approximately EUR 75 million.

In 2006, the company entered into a plea agreement with the US Department of Justice resolving its investigation of alleged antitrust violations in the hydrogen peroxides business, pursuant to which the company was sentenced by the US Federal Court for the Northern District of California on May 17, 2006, to pay a fine of USD 32 million. In addition, in April of 2006, the company was informed by the EU Commission on its decision to fine the company for alleged violations of the EU competition law rules in hydrogen peroxides, imposing a fine of EUR 25 million. The company will file an appeal against this decision. As a consequence of these developments, the Company added EUR 31 million to the provision for antitrust cases in the first quarter of 2006.

In the first quarter of 2006, the company recognized restructuring and impairment charges of EUR 42 million predominantly related to restructuring activities at Chemicals sites, especially Delfzijl, the Netherlands.

On June 1, 2006, Akzo Nobel announced that it had acquired approximately 97% of the share capital of Sico Inc. (“Sico”), Canada’s leading coatings company. The company intends to acquire the remaining shares under the compulsory acquisition provisions of the Companies Act (Québec). The total price will be approximately EUR 210 million.

Certain wholly-owned operating subsidiaries of Organon and Intervet were named in the final report of the Independent Inquiry Committee into the United Nations “Oil-for-Food Program” (the “Report”). The Report states that these entities made some improper payments in connection with certain contracts with the Iraqi Government to provide pharmaceuticals and vaccines. Akzo Nobel is conducting an internal review of this matter. The company has disclosed to the SEC and to the Department of Justice (the “DOJ”) that certain wholly-owned subsidiaries of Organon and Intervet were mentioned in the Report. While neither the SEC nor the DOJ have taken any action against Akzo Nobel or its subsidiaries, this matter could expose Akzo Nobel and/or its subsidiaries to regulatory and/or criminal charges and sanctions.

Back to Contents

Schedule II VALUATION AND QUALIFYING ACCOUNTS

Millions of euros	Balance at beginning of period	Additions charged to income	Foreign currency translation results	Deductions	Other*	Balance at end of period

Reserves for doubtful accounts
Year ended
December 31, 2003	182	24	(9)	(31)	–	166
Year ended
December 31, 2004	166	33	(1)	(29)	(4)	165
Year ended
December 31, 2005	165	19	9	(41)	4	156

*	Other is principally due to divestments.

Other reserves of a similar nature, such as for warranties, are not material to the consolidated financial statements.

Item 19. EXHIBITS

(a)	Financial statements filed as a part of this annual report. (See index to financial statements and schedule set forth in Item 18.)

(b)	Exhibits filed as part of this annual report

	1.	Articles of Association of Akzo Nobel N.V. (incorporated by reference from the Form 6-K furnished to the U.S. Securities and Exchange Commission on July 12, 2005).
	4.c	Service contract of Board of Management of Akzo Nobel N.V. (incorporated by reference from the Form 20-F filed with the U.S. Securities and Exchange Commission on May 31, 2002.)
	8.	Subsidiaries.
	12.a	Rule 13a – 14(a) Certification for Akzo Nobel CEO
	12.b	Rule 13a – 14(a) Certification for Akzo Nobel CFO
	13.a	Rule 13a – 14(b) Certification for Akzo Nobel CEO
	13.b	Rule 13a – 14(b) Certification for Akzo Nobel CFO
	15.a	Consent of Independent Auditors

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

Akzo Nobel N.V.

By	:	/s/ G.J. Wijers	By	:	/s/ R.J. Frohn
Name	:	G.J. Wijers	Name	:	R.J. Frohn
Title	:	Chairman of the Board of Management	Title	:	Chief Financial Officer

Dated: June 22, 2006

EXHIBIT INDEX

(a)	Financial statements filed as a part of this annual report. (See index to financial statements and schedule set forth in Item 18.)

(c)	Exhibits filed as part of this annual report

	1.	Articles of Association of Akzo Nobel N.V. (incorporated by reference from the Form 6-K furnished to the U.S. Securities and Exchange Commission on July 12, 2005).
	4.c	Service contract of Board of Management of Akzo Nobel N.V. (incorporated by reference from the Form 20-F filed with the U.S. Securities and Exchange Commission on May 31, 2002.)
	8.	Subsidiaries.
	12.a	Rule 13a – 14(a) Certification for Akzo Nobel CEO
	12.b	Rule 13a – 14(a) Certification for Akzo Nobel CFO
	13.a	Rule 13a – 14(b) Certification for Akzo Nobel CEO
	13.b	Rule 13a – 14(b) Certification for Akzo Nobel CFO
	15.a	Consent of Independent Auditors