Form 20-F
period 2006-12-31
AKZO NOBEL NV
filed 2007-06-21
CIK 3124

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or
(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006 or
( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 or
( )	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Common shares, par value EUR 2 per share	287,268,350
Priority shares, par value EUR 400 per share	48

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes	No

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

Back to Contents

Back to Contents

Back to Contents

PART I

INTRODUCTION

The consolidated financial statements of Akzo Nobel N.V. and subsidiaries appearing in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, and also comply with the financial reporting requirements included in section 9 of Book 2 of the Netherlands Civil Code, as far as applicable. IFRS differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). IFRS as adopted by the EU is the same for Akzo Nobel as IFRS promulgated by the International Accounting Standards Board. The significant differences between IFRS and US GAAP affecting Akzo Nobel's net income and shareholder's equity are discussed in Note 27 of the Notes to the Consolidated Financial Statements of Akzo Nobel.

The terms “Akzo Nobel” or “the company” are sometimes used herein for convenience in contexts where reference is made to the consolidated companies of Akzo Nobel N.V. in general. Such terms are also used for convenience in referring to individual segments and subsidiaries.

In this annual report, unless otherwise specified or the context otherwise requires, references to “dollars”, “U.S. dollars” and “USD” are to the United States currency. The European currency euro is sometimes referred to as EUR. For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate of EUR 0.759 = USD 1.00, the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2006. These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. On June 12, 2007, the Noon Buying Rate was EUR 0.749= USD 1.00.

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Akzo Nobel is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Akzo Nobel, and certain of the plans and objectives of Akzo Nobel with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipate”, “assume”, “intend”, “plan”, “project”, “should”, “expect”, “estimate”, “believe” or similar expressions. In particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to strategy, management objectives, including return on investment targets, market trends, market standing, market share estimates based on management’s estimates, benefits that may result from future restructuring programs, the product volumes, the costs and expenditures related to environmental compliance or remediation, Health, Safety and Environment targets, future research and development initiatives, the Pharma pipeline, the statements in Item 8 “Financial Information” with regard to the outcome of disputes with tax authorities, the outcome or consequences of pending or future legal or regulatory proceedings–including antitrust investigations and other potential related lawsuits–and their effect on the company, and those statements in Item 5 “Operating and Financial Review and Prospects” with regard to trends in results of operations, margins, overall market and macro-economic trends, risk management, exchange rates, and objectives such as return on capital are forward-looking in nature as are all statements under “Forward Looking Statement on 2007” and Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

Back to Contents

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

Statements made in Item 4 “Information on the Company” referring to Akzo Nobel’s competitive position are based on management estimates, and in some cases, the statements are also based on information from a range of sources, including analysts’ reports, independent market studies and Akzo Nobel’s internal assessment of market share based on publicly available information about the financial results and performance of market participants unless otherwise noted. Such references to the company’s positioning refer to its market share based on revenues, unless otherwise noted.

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

The company uses the term “Incidentals” in the analysis of its results. Incidentals is a non-GAAP measure and is defined as special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases. Operating income excluding incidentals is one of the key figures management uses to assess the company’s performance, as this figure better reflects the underlying trends in the results of the activities.

EBIT margin, formerly called return on sales, is operating income (EBIT) as percentage of revenues.

EBITDA is EBIT before depreciation and amortization.

Interest coverage is EBIT divided by the sum of financing income and expenses. EBITDA coverage is EBITDA divided by the sum of financing income and expenses.

Back to Contents

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial data set forth on the following pages are derived from previously published financial information of Akzo Nobel, including the consolidated financial statements for the years ended December 31, 2006, 2005, and 2004, which appear elsewhere in this annual report. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements, including the notes thereto.

The audited consolidated financial statements of Akzo Nobel for the years ended December 31, 2006, 2005, and 2004, have been audited by KPMG Accountants N.V., independent registered public accounting firm, whose report thereon is included in Item 18. The consolidated balance sheets as of December 31, 2003 and 2002, and the consolidated statements of income and the consolidated statements of cash flows for the years ended December 31, 2003 and 2002, were also audited by KPMG Accountants N.V.; however, those balance sheets, statements of income, and statements of cash flows are not included in this Form 20-F.

Reference is made to Note 27 of the Notes to the Consolidated Financial Statements regarding differences between IFRS and US GAAP that affected Akzo Nobel's net income and shareholders' equity, as well as certain other lines of the Consolidated Statement of Income and the Consolidated Balance Sheet.

Back to Contents

	Selected financial data for the years ended December 31,
In millions, except per share amounts	2006	2006	2005	2004	2003	2002

	USD	EUR	EUR	EUR	EUR	EUR
	(a)
Consolidated Income data:

Amounts in accordance with IFRS:

Revenues	18,099	13,737	13,000	12,833

Operating income	1,926	1,462	1,486	1,527

Net income; profit attributable to equity

holders of the company	1,519	1,153	961	945

Basic earnings per share / ADS (b)	5.30	4.02	3.36	3.31

Amounts in accordance with US GAAP:

Revenues	17,984	13,650	12,916	12,680	12,931	13,880

Operating income	1,574	1,195	1,089	1,300	978	1,446

Net income	1,318	1,000	710	832	559	860

Basic earnings per share / ADS (b) (c)	4.60	3.49	2.48	2.91	1.96	3.01

Diluted earnings per share / ADS (b) (c)	4.57	3.47	2.47	2.90	1.95	3.00

Consolidated Balance Sheet data:

Amounts in accordance with IFRS:

Total assets	16,845	12,785	12,425	11,951

Long-term borrowings	3,361	2,551	2,702	2,392

Shareholders’ equity	5,460	4,144	3,415	2,605

Amounts in accordance with US GAAP:

Total assets	20,833	15,812	16,149	15,513	15,066	16,046

Long-term borrowings	3,295	2,501	2,636	2,391	2,652	2,065

Shareholders’ equity	9,436	7,162	6,701	6,127	5,651	5,455

(a)	Amounts in this column have been translated solely for the convenience of the reader at the Noon Buying Rate on December 31, 2006, of EUR 0.759 = USD 1.00.
(b)	American Depositary Shares.
(c)	For the breakdown on earnings from continued and discontinued operations see Note 27 of the Notes to the Consolidated Financial Statements under (r).

Back to Contents

The table below sets forth the number of common shares outstanding and the amounts of interim, final and total dividends declared (and the U.S.-dollar equivalents) on the common shares in respect of the fiscal years indicated.

	Number of shares			Dividends per common share
Year ended				EUR			USD*
December 31,	Average	End of period	Interim	Final	Total	Interim	Final	Total

2002	285,827,092	285,691,957	0.30	0.90	1.20	0.32	0.94	1.26
2003	285,691,957	285,691,957	0.30	0.90	1.20	0.38	1.14	1.52
2004	285,745,587	285,773,239	0.30	0.90	1.20	0.41	1.23	1.64
2005	285,773,239	285,773,239	0.30	0.90	1.20	0.36	1.06	1.42
2006	286,543,714	287,028,440	0.30	0.90	1.20	0.40	1.18	1.58

* Dividends per common share in U.S. dollars are based on the Noon Buying Rate at December 31 of each year.

The following table sets forth for the fiscal periods indicated the average exchange rates for U.S. dollars into euros per dollar based on the applicable Noon Buying Rate.

Year ended	Average*
December 31,

2002	1.06
2003	0.88
2004	0.80
2005	0.80
2006	0.80

* The average of the Noon Buying Rates on the last day of each month during the period.

The following table sets forth for the months indicated the high and low rates for U.S. dollars expressed in euros per dollar.

	High	Low

December 2006	0.77	0.75
January 2007	0.77	0.75
February 2007	0.77	0.76
March 2007	0.76	0.75
April 2007	0.75	0.73
May 2007	0.74	0.73

On June 12, 2007, the noon buying Rate was EUR 0.749 = USD 1.00.

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

Under the explicit understanding that this is not an exhaustive enumeration, our major risk factors are listed below. There can be no assurance that our Risk Management function or our diversity will be able to mitigate any risks we may face. The risks below are not the only ones that Akzo Nobel faces. Some risks are not yet known to Akzo Nobel and some that Akzo Nobel does not currently believe to be material could later turn out to be material. All of these risks could materially affect Akzo Nobel’s businesses, revenues,

Back to Contents

operating income, net income, net assets, and liquidity and capital resources. The company’s risk management systems endeavor the timely discovery of such additional risks.

On March 12, 2007, the company announced its intention to divest Organon BioSciences to Schering-Plough, following their EUR 11 billion binding cash offer. The parties expect the transaction could be completed in the second half of 2007, after consultation with social partners and clearance from regulatory bodies. The risk factors set forth below should be read in the context of a likely sale of Organon BioSciences.

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

About 25% of the company’s earnings were derived from the human healthcare markets in 2006. In many countries, the prices for our products are regulated. In the United States, Medicare reform could result in de facto price controls on prescription drugs. In Europe, the company’s operations are also subject to price and market regulations. Many governments are introducing healthcare reforms in an attempt to curb increasing healthcare costs. In Japan, where Akzo Nobel also operates, governmental price cuts are introduced biannually. In response to rising healthcare costs, many governments and private medical care providers, such as HMOs, have instituted reimbursement schemes that favor the substitution of generic pharmaceuticals for more expensive brand-name pharmaceuticals. In the United States, generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of the original brand-name drug. As a result, the company expects pressure on operating results in its pharmaceuticals business to continue.

Back to Contents

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

The company uses hazardous materials, chemicals, biological and toxic compounds in its product development programs and manufacturing processes, which have exposed it, and in the future could expose it, to risks of accidental contamination and events of noncompliance with environmental laws and regulatory enforcement, and possible personal injury and property damage claims resulting therefrom. If an accident occurred or if the company were to discover contamination caused by prior operations, it could be liable for cleanup obligations, damages or fines, which could have an adverse effect on its business and results of operations.

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

Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and increase potential liabilities of the company, and could subject the company’s handling, manufacture, use, reuse, or disposal of substances or pollutants to more rigorous scrutiny than is currently the case.

Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby affecting Akzo Nobel’s business and operating results.

The company will be responsible for any liabilities arising out of non-compliance with laws and regulation e.g. antitrust litigation or the United Nations’ Oil for Food Program.

Reference is made to Note 25 of the Notes to the Consolidated Financial Statements in this report.

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

A failure to complete the sale of Organon BioSciences N.V. (OBS) could result in certain non-recoverable costs, negatively affect our ability to realize our strategic goals and negatively impact our share price or otherwise materially adversely affect our business, financial condition, or results of operations.

On March 12, 2007, we announced that the company had received a binding cash offer for our subsidiary OBS from Schering-Plough for EUR 11 billion. There is no assurance that the conditions (consultation with social partners and clearance from regulatory bodies) to the completion of the transaction will be satisfied or waived by us. If the sale is not completed for any reason, we will continue to face the risks associated with the business of OBS. The process involved in completing the sale includes consultation with social partners and obtaining clearance from regulatory bodies, any of which could impose conditions or restrictions on such clearance.

Our business will suffer if we are unable to obtain or defend intellectual property rights in relation to our products, if we are accused of infringing third parties’ intellectual property rights or, if we are unable to gain access to, or our licensing partners terminate our rights to, the intellectual property rights of others.

The company’s ability to remain competitive and to capture additional market share depends in part on our ability to obtain and defend patents, trademarks, and other forms of intellectual property protection for our products, and on our development and manufacturing processes and our know-how. The process of obtaining patents is lengthy and expensive. We also intend to prosecute patents as appropriate. However, there can be no assurance that patents will be granted in relation to any of our currently pending or future applications or that such patents will be of sufficient scope and strength to provide us with any meaningful legal protection, any commercial advantage, or any ability to recoup our investment in product development.

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

Back to Contents

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

Late January 2006, Akzo Nobel Nederland B.V. and the Akzo Nobel Pension Fund in the Netherlands received a summons from the Association of Retired Akzo Nobel Employees with regard to the changed financing of the company's Dutch pension plan. In January 2007, the court dismissed all claims against Akzo Nobel Nederland B.V. and the Akzo Nobel Pension Fund.

In December 2006, Akzo Nobel Nederland B.V. received a summons from certain Dutch labor unions, acting on behalf of retired Dutch Akzo Nobel employees, claiming that Akzo Nobel Nederland B.V.’s decision no longer to reimburse part of the health insurance premiums for those employees over time after a transition period is in breach of Akzo Nobel’s employment contracts with these employees. The company is defending its position and based on legal advice believes that there will be no material liability to it on this matter.

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

Back to Contents

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

The company has a number of defined benefit pension plans, covering a significant part of its employees. Plan assets principally consist of long-term interest-earning investments, quoted equity securities, and real estate. The performance of stock markets could have a material impact on the company’s financial statements as some 50% of plan assets are equity securities. The poor performance of the stock markets in 2001 and 2002 had a negative influence on the investment results of Akzo Nobel’s pension funds, resulting in additional pension charges, pension premiums and payments to such funds in 2002 and subsequent years.

A downgrading by credit rating agencies could result in higher financing costs or reduced availability of credit.

At present the company’s long-term credit rating from Moody’s is A3 with a short-term rating of P-2, both with a so-called “stable outlook”. The current long-term credit rating from Standard & Poor’s is A– and their short-term rating is A-2, both with a so-called “stable outlook”.

The present rating is three notches above the so-called “high-yield zone”. However, if the company’s rating were to decline or approach or enter the high-yield zone, this would result in increased financing costs for the company and could also reduce availability of credit, especially at competitive rates. Such a decline could result from many reasons, including a deterioration in our business, significant and unforeseen contingent liabilities, or strategic initiatives.

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

Due to the inherent unpredictability and high degree of failure associated with the development of new pharmaceuticals, there can be no assurance that we will be able to successfully and timely launch new drugs and other pharmaceutical products. If we do not succeed in developing products for which regulatory approval can be sought, our ability to realize a profitable return on our investment would be diminished. Specifically, if we do not successfully complete our current Phase III registrational trial, receive regulatory approval or achieve market acceptance for asenapine, Organon’s main pipeline drug in the CNS area, we may be unable to commercialize asenapine within the timeframe we planned, or at all, which could have a negative effect on our business and results of operations.

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

Back to Contents

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

The name and address of the person authorized to receive notices and communications from the U.S. Securities and Exchange Commission is:

Steven J. Miller
Senior VP and General Counsel Akzo Nobel Inc.
Akzo Nobel Inc.
120 White Plains Road, Suite 300
Tarrytown, NY 10591-5522

Back to Contents

+ 1 (914) 333-7459

Copies to:
Jan Karel van der Staay
General Counsel
Akzo Nobel N.V.
Velperweg 76
6824 BM Arnhem
The Netherlands
+ 31 (26) 366 1834

At the end of July 2007, the company’s principal executive offices will move to Strawinskylaan 2555, 1077 ZZ Amsterdam. The telephone number will be +31 (20) 502 7555 and its fax number will be +31 (20) 502 7666.

OVERVIEW

Akzo Nobel is a Global Fortune 500 company and is listed on both the Euronext Amsterdam and NASDAQ stock exchanges. It is also included on the Dow Jones Sustainability Indexes and the FTSE4Good Index. Based in the Netherlands, we are a multicultural organization serving customers throughout the world with human and animal healthcare products, coatings, and chemicals. We employ around 62,000 people and conduct our activities in four segments–human and animal health, coatings, and chemicals–subdivided into 13 business units, with operating subsidiaries in more than 80 countries. Consolidated revenues for 2006 totaled EUR 13.7 billion, of which 19% was in human healthcare products, 8% in animal healthcare products, 45% in coatings, and 28% in chemical products.

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

It is Akzo Nobel’s objective to develop or acquire new and defend existing leading positions in its markets, while maintaining structural long-term profitability. In addition to its core business, the company focuses on the development of new and improved products in major growth sectors that draw on the company’s technological and marketing know-how. The company is pursuing expansion in Eastern Europe, SouthEast Asia, and Latin America.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Akzo was created in 1969, out of the merger between AKU N.V. (“AKU”) and Koninklijke Zout-Organon N.V., and in 1994 it was renamed Akzo Nobel, after the merger with Nobel Industries AB (“Nobel”).

Back to Contents

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

After the Courtaulds acquisition, the fibers operations of Akzo Nobel and Courtaulds were combined into a separate organization, named Acordis. At December 31, 1999, Acordis was sold to a newly established company. Akzo Nobel retained a stake–at present of some 20%–in this company, which is gradually divesting its activities.

In 2004, the company started the restructuring of the Chemicals business by selling the Catalysts, Phosphorus Chemicals, and Coating Resins activities. Following this, a new strategic focus for Chemicals was announced in February 2005, resulting in the streamlining of the portfolio in order to competitively realign the business for sustainable growth, profitability, and leadership positions in selected markets. In this new set-up, Chemicals is organized in five growth platforms: Pulp & Paper Chemicals, Base Chemicals, Functional Chemicals, Surfactants, and Polymer Chemicals. The realignment of the Chemicals group also involved the planned divestment of several businesses with combined 2004 revenues of EUR 700 million. These businesses are among others Ink & Adhesive Resins, Oleochemicals, PVC Additives, Salt Specialties, Solar Salt Australia, and Methyl Amines/Choline Chloride. In the meantime, all of these businesses have been divested or offers have been received. Flexsys, the 50/50-joint venture with Solutia, was divested per May 1, 2007.

Back to Contents

After a comprehensive review of all the options for Akzo Nobel’s businesses going forward, during 2006 we concluded that the most appropriate solution for all parts of the business was to separate Organon and Intervet from our Coatings and Chemicals activities. In order to prepare for this separation we incorporated our Pharma activities into a holding company: Organon BioSciences. On March 12, 2007, the company announced its intention to divest Organon BioSciences to Schering-Plough, following their EUR 11 billion binding cash offer. After careful consideration it was concluded that this cash offer represented full value to Akzo Nobel, while providing a new home for Organon BioSciences as it becomes part of Schering-Plough–one of the largest pharmaceuticals companies in the world. The parties expect that the transaction could be completed in the second half of 2007, after consultation with social partners, and clearance from regulatory bodies.

Over the years, Akzo Nobel acquired and divested numerous other activities and businesses, which all were of a much lesser size than the ones mentioned above. For recent acquisitions and divestments reference is made to Changes in Consolidated Interests of the Notes to the Consolidated Financial Statements.

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

STRATEGY

Akzo Nobel is a diversified, multicultural and truly global company with activities in human and animal healthcare, coatings and chemicals. We aim to create above-average economic value over the business cycle. We strive to attract talented, ambitious people who are proud to work for our company. We seek to be respected in the societies in which we operate.

Capital allocation is focused on building sustainable leading business positions, reflected in attractive growth, returns significantly above the costs of capital, and substantial operational cash flows. We actively restructure to meet our goals and divest activities where we cannot meet the criteria.

We develop competitive advantages by combining the customer focus and entrepreneurial spirit of a decentralized business unit organization with the scale and power of a global organization which provides access to global capital markets, managerial talent, best management practices, and purchasing power.

Back to Contents

Our deeply ingrained Business Principles are the expression of a strong shared international culture. They guide us in the complex, ever-changing global environment in which we operate.

After a comprehensive review of all the options for Akzo Nobel’s businesses going forward, we concluded that the most appropriate solution for all parts of the business was to separate Organon and Intervet (together called Organon BioSciences) from the coatings and chemicals activities of Akzo Nobel. Management believes that separation will best enhance shareholder value. We have received a binding cash offer of EUR 11 billion from Schering-Plough for Organon BioSciences. The proceeds from the sale will be used to deliver on the company’s growth ambitions, to reduce pension and other liabilities, and for other general corporate purposes.

Coatings and Chemicals

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

Our ambition is to remain the world leader in coatings and consolidate our leadership positions in all our product markets and key geographic regions. We intend to participate in the consolidation of the coatings industry, which we believe is inevitable as our supplier and customer bases strengthen globally.

Our global scale allows us to further develop our leading positions in technology. We are progressively increasing our investments in R&D towards 3.5% of revenues. Our increasing innovation efforts will allow better differentiation of our activities in the highly competitive markets in which we operate. We are also using our scale in purchasing of raw materials to secure our margins.

We have streamlined our Chemicals portfolio and are concentrating on growing profitable businesses which we have identified within selected strategic markets. We exited non-core businesses and rationalized support structures around selected platforms.

We focus on profitable growth in those market segments where we have a competitive advantage and can achieve sustainable, above-average financial returns.

We have organized our activities into five growth platforms: Pulp & Paper Chemicals, Base Chemicals, Functional Chemicals, Surfactants, and Polymer Chemicals. We almost completed the divestment of the remaining non-core activities during 2006.

Our ambition is to strengthen our leading positions in selected markets by investing in organic growth and through participating in industry consolidation.

Across our portfolio we will continuously scrutinize our activities in mature markets for opportunities to improve productivity. We also aim to improve our performance in the use of operating working capital, particularly in certain segments of our Coatings activities.

We have the following medium-term ambitions:
–	outpace growth in our markets
–	realize an operational return on invested capital of above 20%.

Back to Contents

Pharma

In order to prepare for the separation we incorporated our Pharma activities into a holding company: Organon BioSciences. On March 12, 2007, the company announced its intention to divest Organon BioSciences to Schering-Plough, following their EUR 11 billion binding cash offer.

Organon BioSciences is a globally operating biopharmaceutical company which develops, manufactures and markets innovative products targeting selected therapeutic areas in human pharmaceuticals and covering a wide range of species in animal health. Our products enjoy leading positions in gynecology, fertility, selected areas of anesthesia and animal health. Organon, our human pharmaceutical business, currently has five compounds in late stage clinical development and has recently received approval from the U.S. Food and Drug Administration (the FDA) for one drug (Implanon®). Intervet, our animal health business, is the world’s third-largest animal health company as measured by 2006 revenues, with an extensive product pipeline offering attractive opportunities. We believe that our leading positions in these areas, our strong pipeline–particularly in neuroscience–and our increased focus on the development of biotechnology products–including human vaccines–position us well for continued growth.

Our strategic objective so far has been to further develop the strengths of Organon and Intervet in their existing core areas. In addition, we seek to expand our capabilities in the field of biotechnology and build upon our record of innovation with respect to both new biological and chemical entities.

Financing objectives

To ensure the sustained growth of our businesses, and to be able to finance expansion, we want to maintain a solid balance sheet. We aim for a well-spread maturity profile of our long-term debt and a strong liquidity position.

ACTIVITIES OF AKZO NOBEL

Industry Segment Information

Akzo Nobel's financial reporting and industry segment information consists of results from the following segments: Organon, Intervet, Coatings, and Chemicals. The information presented below illustrates the relative importance of the individual segments.

	Revenues			Operating income
Millions of euros	2006	2005	2004	2006	2005	2004

Organon	2,611	2,425	2,344	354	415	275
Intervet	1,125	1,094	1,027	219	238	184
Coatings	6,209	5,555	5,237	604	384	406
Chemicals	3,809	3,890	4,317	362	312	869
Miscellaneous products, intragroup deliveries, non-allocated items and eliminations	(17)	36	(92)	(77)	137	(207)

Total	13,737	13,000	12,833	1,462	1,486	1,527

Back to Contents

				Property, plant and equipment
	Identifiable assets			Expenditures			Depreciation
Millions of euros	2006	2005	2004	2006	2005	2004	2006	2005	2004

Organon	2,074	2,262	2,075	103	95	103	109	118	113
Intervet	1,153	1,082	968	55	54	54	42	40	38
Coatings	3,821	3,328	3,094	135	112	122	126	126	119
Chemicals	2,549	2,946	2,773	231	252	269	215	233	260
Miscellaneous products,
nonallocated items and
eliminations, including
cash and cash equivalents	3,011	2,506	2,723	5	1	3	9	11	10

	12,608	12,124	11,633	529	514	551	501	528	540
Investment in associates	177	301	318

Total	12,785	12,425	11,951	529	514	551	501	528	540

Percent of total revenues and total operating income

	Revenues			Operating income
	2006	2005	2004	2006	2005	2004

Organon	19	19	18	24	28	18
Intervet	8	8	8	15	16	12
Coatings	45	43	41	41	26	27
Chemicals	28	30	34	25	21	57
Miscellaneous products and nonallocated items	–	–	(1)	(5)	9	(14)

Total	100	100	100	100	100	100

A summary of the activities of each segment is given below. For more details on Akzo Nobel’s activities, reference is made to “Business Review and Developments at Business Units”. See Item 5 “Operating and Financial Review and Prospects” for a discussion on factors affecting comparability between periods.

Description of Pharma's Business

In order to prepare for the separation we incorporated our Pharma activities into a holding company: Organon BioSciences. On March 12, 2007, the company announced its intention to divest Organon BioSciences to Schering-Plough, following their EUR 11 billion binding cash offer. The parties expect that the transaction could be completed in the second half of 2007, after consultation with social partners and clearance from regulatory bodies.

Back to Contents

Within the Pharma segment, the business is carried out in business units. The business units and their products (as at December 31, 2006) are summarized below:

PHARMA

Organon

•	Creates, manufactures, and markets innovative prescription medicines with as core therapeutic fields: fertility, gynecology and selected areas of anesthesia. It has extensive expertise in neuroscience. Research areas also include immunology and specific areas of oncology.

Intervet

•	Dedicated to research, development, manufacturing, and marketing of innovative animal health products, and is providing a full range of innovative products for livestock, aquatic and companion animals. Products are grouped in two main product sectors: vaccines and pharmaceuticals.

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

We believe that after the expected turning point in 2005, Organon in 2006 returned to growth again. To further strengthen the growth potential we have continued to invest heavily in R&D and pre-marketing to boost our pipeline. This temporary acceptance of a relatively low operational profit margin is in line with our medium-term value creation philosophy.

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

Organon is among a few international companies conducting research into contraception. Sold as Desogen® in the United States, Marvelon® is one of the world’s most prescribed contraceptive pills. However, sales of our oral contraceptives have been adversely affected by generic competition in the United States. NuvaRing®, our contraceptive vaginal ring, has been introduced in 32 countries and is steadily increasing sales in many markets. In late 2006, the innovative contraceptive implant Implanon® was launched onto the U.S. market. Puregon®/Follistim®, the biotech fertility product of Organon, has become one of our biggest selling products. Performance was particularly boosted by strong U.S. sales resulting from a successful launch of the Follistim Pen® and relevant product line extensions. In 2005, Puregon®/Follistim® was also introduced in Japan and China, were sales are taking off. The world welcomed the one millionth “Puregon baby” during 2006.

Organon’s main pipeline drug in the CNS area is asenapine, developed in-house and currently in phase III development. Asenapine is a novel psychopharmacologic agent that is currently being developed for the treatment of schizophrenia and acute mania in bipolar disorder. The unique profile of asenapine may help patients through control of positive and negative symptoms with a tolerability and safety profile that we believe to be superior to other products on the market. The Phase III clinical trial program for the U.S. new

Back to Contents

drug application (NDA) submission for the indications schizophrenia and acute mania associated with bipolar 1 disorder has been concluded. In early 2007 the efficacy and safety outcomes of the program will be shared with the FDA in a so-called pre-NDA meeting, which will lead to the determination of the submission planning. See “Risk Factors” for risks associated with the regulatory approval of pharmaceuticals under development.

Organon focused strongly on collaborations during 2006, with new alliances being established and some promising partnerships being prolonged.

Organon is also a leading manufacturer of complex active pharmaceutical ingredients, with production facilities in several countries. Organon provides market-driven and technology-based manufacturing of chemical and biochemical APIs as well as biotechnological compounds. Our expertise lies in complex organic chemistry and extractions for API manufacturing as well as in cell culture, fermentation, and chromatographic purification for biotechnology. We use these technologies to manufacture steroids, synthetic peptides, opiate analogues, carbohydrates, heparins, and human gonadotrophins in API manufacturing and insulin recombinant proteins as well as proprietary innovative products in biotechnology manufacturing. This expertise provides us with an improved foundation for integral product and process development regarding biotechnology. This focus on biotechnology also led to our entering into various R&D agreements with third parties during 2006.

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

In 2002, we launched the Nobilon business, to develop, license, and manufacture human vaccines, with particular emphasis on influenza. Nobilon became operational in mid-2003. We believe this is a growing market where we can benefit from our experience in vaccines and biotechnology in general. The expertise and know-how of Organon and Intervet are combined in this area, utilizing their technical, regulatory, and product development capabilities. In addition to vaccines, we also intend to continue to pursue productive areas of cooperation in the research and development function, shared compound libraries, and formulation and process development.

The products in our drug development pipeline will change over time as new compounds progress from research to development and from development to market. Owing to the nature of the drug development process, it is not unusual for some compounds, especially those in the early stages of investigation, to be terminated as they progress through development.

Back to Contents

The following table shows our late-stage product candidates:

Project and compound	Description – main indications	Clinical Development Phase

Gynecology
Org 50081	Serotonin -2-Blocker (hot flushes)	III
NOMAC/E2	Oral contraceptive in-licensed from	III
Théramex (Merck KGaA)
Org 39970	Androgen	II
Fertility
Org 36286	Sustained Follicle Stimulant	III
(corifollitropin alpha)
Neuroscience
asenapine	dopamine/serotonin antagonist	III
Org 50081	Serotonin-2-Blocker (insomnia)	III
farampator	AMPAkine	II
Org 34517	GR antagonist	II
Org 25935	GlyT1 inhibitor	II
Anesthesia
sugammadex	Selective muscle relaxant binding agent	III
Other
Org 42675	Antithrombotic dual inhibitor II/X	II

Veterinary products	Numerous new products (vaccines and pharmaceuticals) in various stages of development

Explanatory remarks

Phase II	Determination of initial evaluation of efficacy and identification of possible adverse effects, conducted in a small number of patients.
Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to further evaluate dosage, efficacy, and safety.

Description of Coatings' Business

Within the Coatings segment, the business is carried out in business units. The business units and their products (as at December 31, 2006) are summarized below:

COATINGS

Decorative Coatings

•	Supplies a full range of interior and exterior decoration and protection products for both the professional and do-it-yourself markets.

Industrial Finishes

•	Supplies factory-applied coatings for metal, wood, and plastic products.

Back to Contents

Powder Coatings

•	Supplies powder coatings for industrial use in appliance, architectural, automotive, functional, furniture, general industry, general trade coaters, and IT.

Marine & Protective Coatings

•	Global market leader in marine paints and antifouling coatings, also manufactures fire retardant products for large plants and offshore installations, as well as protective coatings for structures such as bridges, aircraft and stadiums.

Car Refinishes

•	Supplies paints and services for the car repair, commercial vehicles and automotive plastics markets.

Akzo Nobel is a leading producer of paints and finishes for industrial applications, professional painters, and of products for the do-it-yourself sector. Product areas are decorative/ architectural paint, car refinishes, liquid and powder coatings for industrial use (on wood, plastics, and metal), marine and yacht coatings, protective coatings, aerospace coatings, and industrial and consumer adhesives.

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

Decorative Coatings supplies a full range of interior and exterior decoration and protection products for both the professional and do-it-yourself markets, including paints, lacquers and varnishes. The extensive product range is marketed under brand names including Sikkens®, Astral®, Crown®, Levis®, and Flexa®. Decorative Coatings also supplies construction adhesives and floor leveling compounds, and offers services such as mixing machines, color concepts and training courses for applicators.

Industrial Finishes supplies factory-applied coatings for metal, wood, and plastic products. It is the world’s largest producer of wood and coil coatings and a leading player in specialty plastic coatings and wood adhesives. Wood coatings are applied to flooring and furniture, while coil coatings (applied to coil sheet metal before being rolled, cut and pressed into shape) are used on domestic appliances and metal building products. Specialty plastics are found on items such as consumer electronics, cosmetics packaging and sporting goods.

Akzo Nobel Powder Coatings is the largest global manufacturer of powder coatings and a world leader in powder coatings technology. Powder coatings–solvent-free paints applied to metal and other conductive surfaces–are used on everything from metal furniture to window frames, radiators, pipes, and cars and even wood and plastic. Products are supplied to eight key market sectors–appliance, architectural, automotive, functional, furniture, general industry, general trade coaters, and IT–under the global brands Interpon® and Resicoat®. The business also includes Non-Stick Coatings, whose products are used on house wares and a wide range of other specialist industrial applications.

Akzo Nobel is the global market leader in marine paints and antifouling coatings used in shipbuilding, ship maintenance and repair, and by yacht and other pleasure craft owners. Marine & Protective Coatings, through the International® brand name, manufactures fire retardant products for large plants and offshore installations, as well

Back to Contents

as protective coatings for structures such as bridges, stadiums, and landmarks. Marine & Protective Coatings is also home to Akzo Nobel’s Aerospace Coatings activities.

Car Refinishes is one of the world’s leading suppliers of paints and services for the car repair, commercial vehicles, and automotive plastics markets. It sells coatings for car body refinishing, or recoating, to customers including bodyshops, distributors, fleet owners, automotive suppliers, and major bus and truck producers. Brands include Sikkens®, Lesonal®, and Dynacoat®. Operating in more than 60 countries, Car Refinishes has specialists around the world who understand local markets and can serve local needs. Its state-of-the-art customer services include offering technical and logistical support and organizing training programs.

Description of Chemicals' Business

Within the Chemicals segment, the business is carried out in business units. The business units and their products (as at December 31, 2006) are summarized below:

CHEMICALS

Pulp and Paper Chemicals

•	Produces bleaching chemicals used in the manufacture of paper pulp and also supplies process chemicals and performance chemicals that improve the properties of paper.

Base Chemicals

•	Produces energy, salt, chlor-alkali products, and derivatives. Its products are used in the manufacture of glass, pharmaceuticals, and textiles, and in disinfectants for swimming pools.

Functional Chemicals

•	Consists of a number of different businesses that manufacture and sell a variety of chemical intermediates and performance chemicals on a global scale.

Surfactants

•	Produces surface-active agents used in a wide variety of applications and nearly every industry as they allow two different materials to combine or separate.

Polymer Chemicals

•	Produces organic peroxides, and is also a major producer of metal alkyls and co-catalysts– chemicals used primarily in the production of plastic resins known as thermoplastics, and in processing industries that make a wide range of plastic goods.

The portfolio of Akzo Nobel Chemicals is a mix of specialty, functional, and commodity chemicals based upon leading positions in selected areas of the chemical industry.

The strategic realignment of Akzo Nobel Chemicals was successfully concluded in 2006, two years after it was initiated. This restructuring has transformed a relatively large and fragmented range of business segments into a focused, market-driven portfolio. The result is a smaller portfolio that is stronger, creates more value, and is better structured to meet our financial expectations. The Chemicals activities are now concentrated in five business units: Pulp & Paper Chemicals, Polymer Chemicals, Surfactants, Functional Chemicals, and Base Chemicals. All five Chemicals business units now have a clearly defined strategy for continued performance improvement and growth.

Pulp & Paper Chemicals, which trades as Eka Chemicals, is the world’s leading producer of bleaching chemicals used in the manufacture of paper pulp. Eka also supplies process chemicals and performance

Back to Contents

chemicals that improve the properties of paper, as well as systems and integrated services for the pulp and paper industry. Besides pulp and paper activities, Eka also produces specialty chemicals used in areas such as water treatment, electronics, and separation products used in the pharmaceutical industry.

Base Chemicals produces energy, salt, chlor-alkali products, and derivatives. It is Europe’s largest producer of vacuum salt and a leading supplier of chlorine and caustic lye, used in the chemical, detergent, pulp and paper, and plastic industries. Its products are used in the manufacture of glass, pharmaceuticals, and textiles, and in disinfectants for swimming pools. Joint ventures operated with Dutch and Danish energy companies enable Akzo Nobel to make efficient use of combined heat and power (cogeneration) to assist in the production of chlorine and vacuum salt.

Functional Chemicals consists of a number of different businesses that manufacture and sell a variety of chemical intermediates and performance chemicals on a global scale. It is a global leading supplier of ethylene amines, monochloroacetic acid, chelates, cellulosic specialties, sulfur products, and polysulfides. It is also one of the leading producers of salt specialties in Europe. Many of these chemicals can be found in everyday items such as toothpaste, ice cream, wallpaper adhesives, camera film, bakery goods, deodorants, PVC, and cosmetics; others are used by the mining, electronics, and agricultural industries.

Surfactants is a global producer of surface-active agents used in a wide variety of applications. Its specialty surfactants and intermediate products are used by industrial as well as consumer goods producers. Surfactants are used in nearly every industry as they allow two different materials to combine or separate. Key markets include agriculture additives, household and institutional cleaning, oilfield applications, and petroleum additives. In addition, surfactants products are used in printing inks, personal care, fabric care, asphalt paving, emulsifiers, and flotation agents for the purification of minerals and mining.

Polymer Chemicals is the world’s leading producer of organic peroxides, and a major producer of metal alkyls and co-catalysts–chemicals used primarily in the production of plastic resins known as thermoplastics in processing industries that make a wide range of plastic goods. The business also supplies products used in polyethylene, polypropylene, acrylics, polystyrene, and PVC, which are used for the manufacture of plastic bags, mobile phone housings, automotive parts, and shoe soles. Polymer Chemicals also manufactures high purity metal organics, which are chemicals used in consumer electronics such as LEDs (light emitting diodes) and in the lasers inside CD and DVD players.

In addition, the company has established a strong presence, both globally and regionally, through joint ventures. Joint ventures include Flexsys, Delamine, and Eka Polymer Latex. The company’s stake in the Flexsys joint venture was divested per May 1, 2007.

Back to Contents

GEOGRAPHIC DATA

Below, geographic information for Akzo Nobel is presented for revenues, operating income, identifiable assets, and expenditures for property, plant and equipment.

	Revenues			Revenues			Operating income
	by region of destination			by region of origin
Millions of euros	2006	2005	2004	2006	2005	2004	2006	2005	2004

The Netherlands	915	862	844	2,072	2,459	2,748	25	474	446
Germany	1,209	1,238	1,165	1,208	1,152	1,050	87	144	159
Sweden	523	516	509	1,284	1,237	1,155	98	137	33
United Kingdom	781	809	833	798	754	848	24	(59)	(57)
Other European countries	4,245	4,075	4,122	3,073	3,069	2,921	579	527	532
USA and Canada	2,711	2,400	2,445	2,732	2,116	2,221	248	(67)	60
Latin America	924	830	729	747	626	493	120	85	133
Asia	1,755	1,590	1,536	1,440	1,231	1,087	241	192	175
Other regions	674	680	650	383	356	310	40	53	46

Total	13,737	13,000	12,833	13,737	13,000	12,833	1,462	1,486	1,527

				Expenditures for property,
	Identifiable assets			plant and equipment
Millions of euros	2006	2005	2004	2006	2005	2004

The Netherlands	3,165	3,061	2,959	179	179	189
Germany	696	750	828	24	25	23
Sweden	863	863	847	78	65	60
United Kingdom	664	690	582	20	31	29
Other European countries	2,266	2,112	2,163	85	81	81
USA and Canada	2,093	1,959	1,794	70	51	52
Latin America	610	619	454	23	42	61
Asia	940	1,017	834	43	32	47
Other regions	252	329	295	7	8	9

	11,549	11,400	10,756	529	514	551
Eliminations and cash and cash equivalents	1,059	724	877
Investment in associates	177	301	318

Total	12,785	12,425	11,951	529	514	551

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

As of January 1, 2007 Akzo Nobel Coatings/Chemicals and Organon BioSciences (Organon, Intervet and Nobilon) have separate insurance contracts. Organon BioSciences has set up a 100% owned separate captive insurance company per January 1, 2007.

Akzo Nobel Coatings/Chemicals
For property damage/business interruption, the exposure retained in the captive insurance arrangements is limited to EUR 12 million per occurrence with an annual aggregate of EUR 30 million. When losses exceed this annual aggregate, external insurers will provide coverage from a deductible level of EUR 0.5 million. Damages from acts of terrorism are excluded from insurance coverage. The maximum amount of loss covered by external insurers for property damage/business interruption is EUR 250 million.

For general and product liability, the exposure retained in the captive insurance arrangements is limited to EUR 10 million per claim with an annual aggregate of EUR 20 million. When losses exceed this annual aggregate, external insurers will provide coverage from a deductible level of EUR 0.5 million. Liabilities as a result of acts of terrorism are excluded from insurance coverage. The maximum amount of loss covered by external insurers for general and product liability is EUR 490 Million.

Organon BioSciences
For property damage/business interruption, external insurers will provide coverage from a deductible level of EUR 2.5 million. Damages from acts of terrorism are excluded from insurance coverage. The maximum amount of loss covered by external insurers for property damage/business interruption is EUR 500 million.

For general liability for the Organon BioSciences Group the exposure retained in the captive insurance arrangement is limited to EUR 5 million per claim. For product liability in respect of animal healthcare products (Intervet) the exposure retained in the captive insurance arrangement is limited to EUR 10 million per claim. The annual aggregate for all such retained general and product liability claims is EUR 10 million. When losses exceed this annual aggregate, external insurers will provide coverage from a deductible level of EUR 0.5 million.

For product liability in respect of human healthcare products (Organon) the exposure in the captive insurance arrangement is limited to EUR 25 million per claim without an annual aggregate.

Liabilities as a result of terrorism are excluded from insurance coverage. The maximum amount of loss covered by external insurers is EUR 455 million for general liability of the Organon BioSciences Group, EUR 450 million for product liability of Intervet, and EUR 435 million for product liability of Organon plus in excess thereof USD 150 million.

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

The company-wide human resources (HR) initiatives we began in 2005 to enhance our policy and to strive for the creation of a “talent factory” progressed well last year.

Back to Contents

Performance & Development Dialog
We completed the introduction of our company-wide performance appraisal program, the Performance & Development Dialog (P&D Dialog). All employees can now benefit from this global program. This means more clarity on annual personal objectives, in alignment with the company’s goals.

The P&D Dialog fosters more dialog and discussion between employees and managers on their performance. And that in turn creates a stronger focus on company-wide competencies in support of the business and in support of the development needs of our people. Managers everywhere are now being assessed annually on their ability to motivate employees, to stimulate their development and to create an open climate for discussion–key ingredients for continuous high performance by our company.

Creating a “talent factory” also means more focus on development, alongside employees’ performance. The P&D Dialog was therefore extended further in 2006. By offering a development tool to employees and managers they are better equipped to conduct meaningful, consistent and focused development discussions. We expect to reap the benefits for the first time in 2007.

Nurturing talent
As one of the key ingredients for a true “talent factory”, 2005 saw us start up Leadership Talent Reviews, a more structured identification of leadership talent in the company. A key leadership role is to nurture the company’s future and to find and develop those who will run Akzo Nobel in the future. We made good progress in this area in 2006 and were able to take Leadership Talent Reviews deeper into business units, sub-businesses, countries and functions. The P&D Dialog serves us in this process too, since it gives the company a common language to discuss performance and competencies. With the new HR tools and HR initiatives, Akzo Nobel is well equipped for the future.

RESEARCH AND DEVELOPMENT

Through strong customer and market orientation, our R&D activities provide an excellent platform for sustainable business development. We are focusing on innovative approaches and technologies that ensure continuity and profitable growth. In 2006, R&D expenditures amounted to EUR 885 million, up 9% on 2005. The main driver continued to be Organon, which accounted for 55% of Akzo Nobel’s total R&D expenditures. Total R&D staff at year-end 2006, was virtually unchanged at 6,600. Organon’s R&D expenses were 19% of revenues, reflecting its continuous commitment to research and development. R&D expenditures as incurred by each of the groups are as follows:

	Millions of euros			Percent of revenues
	2006	2005	2004	2006	2005	2004

Organon	484	433	395	19	18	17
Intervet	109	113	118	10	10	12
Coatings	181	176	169	3	3	3
Chemicals	94	102	125	2	3	3

Organon

The R&D activities of Organon are the foundation of the prospects for long-term growth of our human pharmaceuticals business and Organon is committed to maintaining a high level of investment in R&D in the future. The objective of the research organization of Organon is to develop in-house, or to obtain from

Back to Contents

third parties, new biological entities and new chemical entities for which proof of concept has either already been demonstrated or for which we expect proof of concept can be demonstrated and which will be suitable for full development into marketable products.

Following discovery and successful lead optimization, a compound enters pre-clinical development. During this phase, a number of toxicological and pharmaceutical evaluations is conducted to ensure that the compound is safe for human use. If these tests yield positive results, Phase I, Phase II and Phase III clinical studies are conducted to test the safety and clinical efficacy of the drug candidate. We also conduct post-marketing, Phase IV, trials to further confirm the efficacy and safety of a product.

In terms of Research & Development, Organon spent about 19% of its 2006 revenues on R&D, focusing mainly on promising compounds within phases II and III. This trend is to be expected to continue.

Consistent with the R&D strategy, the focus of the development efforts is mostly on innovative drug candidates in the main therapeutic franchises, as well as in immunology and selected areas of oncology. Currently, 39 compounds are in various stages of the development pipeline: 23 in pre-clinical development, 7 in Phase I clinical development, and 4 in Phase II clinical development, of which two are in advanced stages of Phase II development. Five products are in Phase III clinical development.

The following table shows the Phase III product candidates:

Franchise and Product or Compound	Description—Main Indications	Clinical Development Phase
Gynecology
Org 50081	Serotonin-2-Blocker (hot flashes)	III
NOMAC/E2	Oral contraceptive	III
Fertility
Org 36286	Sustained Follicle Stimulant	III
Neuroscience
asenapine	Novel psychopharmacologic agent	III
Org 50081	Serotonin-2-Blocker (insomnia)	III
Anesthesia
sugammadex	Selective Relaxant Binding Agent (SRBA)	III

Our biotechnology program follows a two-pronged approach toward the research and development of new NBEs: the expansion of our internal discovery activities and the augmentation of the biotechnology pipeline through in-licensing and collaborations. Our biotechnology research facility in Cambridge, Massachusetts, is the center of our discovery activities for new NBEs and is charged with researching the feasibility of numerous compounds.

Organon actively pursues alliances with third parties for the development of new products, especially in the biotechnology sector. The table below provides an overview of the more important current R&D collaborations, from early research to late-stage development, as well as of licensing and manufacturing agreements to which Organon is party and which relate to existing marketed products, including a brief description of the scope of each.

Back to Contents

R&D Collaborations and Licensing Agreements

Partners	Scope

Research Alliances
Entelos Inc.	Co-development of therapies for rheumatoid arthritis
Genaissance Pharmaceuticals, Inc.	Agreement for the joint identification of biomarkers in the neuroscience area
Keel Pharmaceuticals, Inc.	Collaboration agreement to discover and develop novel biotherapeutics in the autoimmune field based on approaches and targets identified by Keel
KineMed Sciences, Inc.	Agreement for the discovery of alternative applications for certain therapeutic compounds
Lexicon Genetics Incorporated	Collaboration agreement to jointly discover, develop and commercialize novel biotherapeutics
Pharmacopeia Drug Discovery Inc.	Collaboration agreements for the production of preclinical lead compounds, for research relating to human cannabinoid receptor CB-1 and for research to develop new therapeutic products in areas including neuroscience and immunology
Compound-Oriented Development Cortex Pharmaceuticals, Inc.	Research and development in connection with AMPAKINE® compounds in the neuroscience area
University of Illinois	License to develop and commercialize serotonin antagonists for the treatment of sleep apnea
J. Uriach y Compañía, S.A.	Collaboration agreement to develop kinase inhibitors
Late-Stage Development and Licenses Cardinal Health Inc. (formerly known as R.P. Scherer Corporation)	License of Zydis® technology used in the delivery of asenapine
Laboratoire Théramex S.A. (an affiliate of Merck KGaA based in Monaco)	In-licensing of NOMAC/E2 and agreement to commence Phase III trials and co-market the final developed oral contraceptive
Washington University	License of certain patents for the use of SFS in the field of human reproductive biology (Org 36286)
Marketed Organon Products
Cephalon Inc. (formerly known as CIMA Labs Inc.)	Agreement for the in-licensing of the OraSolv® technology used in Remeron SolTab®
Merck Serono S.A.	In-licensing of certain patents covering recombinant FSH (Puregon®)

In June 2006, Organon entered into a collaborative research agreement with KineMed Sciences, Inc. ("KineMed") for the identification of alternative applications for certain therapeutic compounds formerly in Organon’s clinical-stage pipeline through the use of certain proprietary technologies owned by KineMed. Once therapeutic utility is established for a drug candidate, we will jointly determine a development and commercialization plan. The agreement is scheduled to expire on the earlier of the date of completion of the research or the date falling one year from the agreement's effective date, but may lead to other multi-year joint development and commercialization programs.

Back to Contents

In 2003, Organon entered into a licensing and collaboration agreement with Pfizer Inc. under which it was agreed to collaborate on the clinical development and manufacturing of asenapine. In addition, it was agreed to co-promote the product in certain countries. In November 2006, as a part of a commercial review of its pipeline, Pfizer terminated its collaboration agreement with Organon, with effect from May 26, 2007.

Nobilon

As part of an increased focus on biotechnology and following an analysis of the expertise and know-how available to us within our human and animal health businesses, Akzo Nobel concluded in 2002 that a platform suitable for entering the human vaccine market is available to us from our in-house resources. Nobilon, a new business entity became operational in mid-2003.

Nobilon's current development activities focus on vaccines against influenza and respiratory syncytial virus (RSV), two common respiratory diseases, and on vaccines for travelers. In July 2006, Nobilon entered into an agreement with The Netherlands Vaccine Institute for the co-development of a vaccine against RSV, one of the most common causes of lower respiratory tract infections in young children. In addition, Nobilon is in preclinical development of a combination vaccine against the most important bacterial pathogens that cause traveler's diarrhea, including Salmonella, Campylobacter jejuni, and enterotoxigenic E. coli.

Intervet

Over the last few years the research and development activities have been focused on developing novel proprietary and generic products for both the livestock and companion animal markets. The R&D activities are closely aligned with the sales and marketing activities.

Within the vaccines area, Intervet concentrates on the identification of antigens and the development of products against specifically targeted diseases with an aim of developing a complete range of products for all the relevant species. This focus also involves specific diseases or strains that are only present in certain geographical regions, like the recently introduced poultry vaccines against certain strains of the Haemophilus bacterium (the causative agent of infectious coryza) that are typically found only in Latin America and some parts of Asia.

Intervet has 14 R&D facilities worldwide. Seven of these develop novel vaccines for the international market. As biological pathogens can vary by continent, and in some cases by country, it is important to develop new vaccines in areas where the specific diseases Intervet is targeting are manifested.

Intervet currently has approximately 60 products in pre-clinical development and approximately 140 products in clinical development.

Intervet is developing innovative products against zoonotic diseases, which are diseases that can be transmitted from animals to humans, such as avian influenza and salmonella.

A description of our most important products currently in development is as follows:

–	Revalor LA. Revalor LA is a long-lasting next-generation ear implant for cattle which we hope to launch in 2008 in the United States as part of our Revalor range of products
–	Cobactan® line extensions. Intervet anticipates launching additional products in the Cobactan® range over the course of 2007 both in the United States and other countries.

Back to Contents

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

These projects are executed by the various business units in geographically spread locations, always in the vicinity of the markets they serve. Examples of achievements or developments during 2006 are:

–	Decorative Coatings introduced e.g. Rubbol XD®, the world’s first decorative high solids trim paint product with an extended lifetime compared to conventional alkyd- based paints, while already meeting the stringent European VOC legislation coming into force per 2010. Other recent decorative coatings innovations include Herbol® Symbiotec, a nanosilica based exterior wall paint with extremely low dirt pick;
–	Car Refinishes launched a revolutionary clearcoat, curing at high speed under UV-A light; and
–	Fuel consumption focus in conjunction with many blue chip operators taking a firm environmental stance on emissions will enable a continuing focus on Marine & Protective Coatings’ Intersleek® foul release biocide free systems. The launch of Intersleek® 900 targets a broader platform for sales than current technology allows. A new R&D laboratory was opened in Felling; and
–	Aerospace Coatings announced a new technology around anticorrosive paint based on use of magnesium.

The focus of our long-term-innovative R&D programs is gradually shifting toward new generation polymer engineering, applying new academic science, and creatively utilizing the potential of nanotechnology.

Chemicals

For all Chemicals business units, R&D programs are customer-oriented, maintaining an adequate balance between short-term and long-term innovation goals. Continuous upgrading is a key issue in order to achieve and secure competitive market advantages. Sustainability is a major driver in the R&D efforts for both current and future operations and products. R&D resources are embedded in the individual business centers, with R&D units in place in all major markets.

Business units also cooperate on technology programs, often including university partners, this in order to ensure access to developments in the scientific world and exploit the latest technologies.

Programs include:
–	reduction of energy and raw material consumption;
–	low energy routes to high quality emulsions;
–	nano technology;
–	particle technology for various applications;
–	waste and energy reduction;
–	closed loop production through process intensification;
–	more stable and safer processes by application of control room simulation; and
–	high throughput experimentation (shortening time to market and/or time to production).

Back to Contents

Central R&D units are focused on process & product innovation, process & product optimization, scale-up and support & consultancy. There is continued extra focus on innovations in the so called “Innovation Unit”, an integrated team of business and R&D professionals. This unit exploits ideas, internal competencies and portfolio synergies. One of the R&D/innovation unit successes are in particle Technology/modified Hydrotalcite for various applications. Other successes are in process improvements at several business units as well as in improvements in energy efficiency of Akzo Nobel’s processes.

BUSINESS REVIEW AND DEVELOPMENTS AT BUSINESS UNITS

For financial details on acquisitions or divestments, reference is made to Changes in Consolidated Interests of the Notes to the Consolidated Financial Statements.

ORGANON – Prescription Drugs

Business Review

Revenues 2006: EUR 2,611 million; 2005: EUR 2,425 million

Organon returned to growth in 2006. The turnaround which began in 2005 accelerated in 2006.
The consistent strategy has been to build on the strength of Organon’s existing portfolio of gynecology, fertility and anesthesia products while reinforcing the neuroscience portfolio and developing initiatives in the field of biotechnology.

The existing Organon product portfolio has resulted in higher revenues, which generated improved operating income. Compared with 2005, revenues climbed 8% in 2006 to EUR 2,611 million.

Organon’s main products developed as follows:

Millions of euros	2006	Total	Autonomous
	revenues	change %	growth %[1]

Contraceptives	669	19	18
- of which NuvaRing®	213	68	67
Puregon® /Follistim®	384	8	8
Remeron®	253	(11)	(11)
Anesthesia	242	27	28
Livial®	151	(2)	(2)
Pharmaceutical ingredients	255	12	2

1	Autonomous sales growth is defined as the change in revenues attributable to changed volumes and selling prices. In this case it only excludes the change in revenues attributable to currency translation effects. Acquisitions and divestments were not applicable. Reference is made to the remarks under Introduction on page 4.

Operating income before incidentals grew 34% to EUR 362 million, while the EBIT margin increased to 13.9% from 2005’s 11.1% . Our operating margins have increased. We succeeded in compensating for lower Remeron® sales–caused by increased competition from generics–by boosting sales in other products, such as the contraceptive NuvaRing® and the fertility treatment Puregon®. Including incidentals, operating income decreased 15% to EUR 354 million. It should be noted that 2005 included the special benefit of EUR 149 million from the termination of the Risperdal® copromotion.

Back to Contents

By increasing efficiencies in production, we managed to decrease working capital and further improve EBIT margins. Further streamlining initiatives included the closing of activities in Scotland. All initiatives together resulted in a reduction in total headcount of 390.

Organon strives to find the right balance between improving its margin and spending the necessary amounts on R&D and marketing and sales for new products. Investment in 2006 focused on pipeline growth, which generated a significant increase in R&D spending to EUR 485 million, or 19% of revenues, from 18% the previous year.

The fertility product Puregon®/Follistim® and the innovative contraceptive NuvaRing® were the greatest contributors to Organon’s advance and helped to improve the market positions of our products. NuvaRing®, which booked 67% global sales growth, topped the 1.5 million user mark worldwide, highlighting its increasing acceptance and high satisfaction rate. Demand for NuvaRing® was especially strong in the United States, where sales were supported by direct-to-customer campaigns and increased positive media attention. NuvaRing® was also approved for the Australian market, bringing to 32 the number of countries in which it has been introduced.

Puregon®/ Follistim®, the recombinant follicle-stimulating hormone which is Organon’s biggest seller, saw sales rise 8%. The world welcomed its one millionth “Puregon baby” during 2006. The product has now been introduced in China, while sales in Japan took off after being launched there in late 2005.

The U.S. Food and Drug Administration (FDA) approved the innovative contraceptive implant Implanon®, after which it was launched on to the U.S. market in late 2006. Initial feedback from U.S. physicians on Implanon®, the first and only single-rod implantable contraceptive, has been positive. Sales of Implanon® increased 39% in 2006 and it is well placed to join NuvaRing® and Puregon®/Follistim® as one of Organon’s leading products in 2007 and beyond.

Within our hormone therapy portfolio, sales of Livial®, which is currently being marketed in around 90 countries, were flat in 2006.

Anesthesia revenues grew 27%, boosted by muscle relaxant Esmeron® and the injectable Anzemet®, for postoperative nausea and vomiting. Anzemet®, which is licensed in by Organon from sanofi-aventis for the United States only, added to the already strong anesthesia franchise in the United States.

Neuroscience products turned in a satisfactory performance in 2006. Reinforcing this portfolio in the short and medium-term is high on our agenda. Remeron®, which represents around 10% of Organon revenues, continued its overall steady worldwide decline, but sales still increased in some countries.

Pharmaceutical ingredients sales showed a positive trend.

Royalties and services revenues were mainly attributable to royalty payments from Janssen on Risperdal® sales in selected countries and from GlaxoSmithKline on sales from Arixtra®. Service revenues were received mainly from Ligand, with whom our co-promotional collaboration on Avinza® was ended by the end of September 2006, although the royalty income from the product will remain for a number of years.

We welcome strategic alliances that can help bring new drugs to the market. While we have built up know-how and experience which enables us to largely go it alone in fertility and gynecology, our pragmatic strategy is to strike collaboration and cooperation deals if we believe this will create value. We are particularly open to alliances in neuroscience and biotechnology. We are currently working in close collaboration with more than 15 partners in research, compound-oriented development, licensing and marketing. During the course of 2006, we have entered into several new collaborative research agreements.

Back to Contents

Our partner Pfizer decided in November 2006 to withdraw from the asenapine development program. While unexpected, this has presented a new opportunity to Organon to pursue a go-to-market strategy which is more closely aligned with our own planning and positioning for this product candidate. Pfizer will return all product rights, intellectual property and data to us by May 2007, subject to certain conditions. We will evaluate whether we need a partner to commercialize asenapine in selected geographic areas in due course. Although we are disappointed about the withdrawal, we appreciate the positive contribution Pfizer has made to the development of asenapine.

Organon and Bayer Schering Pharma decided to halt their research collaboration into a male hormonal contraceptive after concluding that the implant-plus-injection method under consideration lacked sufficient commercial appeal.

With 19% of our revenues invested in R&D, we continue to focus heavily on our product pipeline. We have the ambition to file at least one major compound per year on average over the coming years. Organon’s focused pipeline is fully aligned with our growth strategy, which is to build on the strength of our existing franchises, return to growth in neuroscience, and expand into the field of biotechnology.

The pipeline is well stocked with product candidates in various stages of development. The most advanced project in Organon’s neuroscience pipeline is asenapine. The Phase III clinical trial program for the U.S. NDA submission for the indications schizophrenia and acute mania associated with bipolar 1 disorder has been concluded. In early 2007 the efficacy and safety outcomes of the program will be shared with the FDA in a so-called pre-NDA meeting, which will lead to the determination of the submission planning.

Also in an advanced stage of development (Phase III) is sugammadex, the first selective relaxant binding agent to reverse neuromuscular block. Sugammadex promises to be a perfect fit for our anesthesia portfolio. Within our fertility portfolio, we are developing a sustained follicle-stimulating hormone product to expand our range of treatments. Our contraception offering will be enhanced with NOMAC/E2, for which we expect to file a submission in 2009. Looking further ahead, we are developing Org 50081 as a treatment for insomnia.

We have a solid and long-standing expertise in biotechnology, as evidenced by Puregon®/ Follistim®, our leading recombinant follicle-stimulating hormone. Our biotech strategy is aimed at expanding our capabilities into new therapeutic areas within the human pharmaceutical area.

At the beginning of 2002, we brought together our various human and animal vaccine-related competences to create Nobilon, our human vaccine business. This new business entity became operational in mid-2003. The formation of Nobilon has allowed us to combine Intervet’s expertise in fields such as host-pathogen interaction, vaccine design and vaccine manufacture with Organon’s expertise in fields such as toxicology, clinical development, regulatory affairs and marketing.

More recently, we have established a new biotech research facility in Cambridge, Massachusetts, which focuses on monoclonal antibody research in immunology and certain areas of oncology. Our biotech strategy enables us to further exploit potential synergies between our human pharma and animal healthcare activities. We believe that our efforts position us well to compete in the area of biotechnology-based drug discovery and development and may assist us in enhancing the range and productivity of our R&D activities.

Nobilon’s current development activities focus on vaccines against influenza and respiratory syncytial virus (RSV), two common respiratory diseases, and on vaccines for travelers. The development of flu vaccines is continuing forward. In July 2006, Nobilon entered into an agreement with The Netherlands Vaccine Institute for the co-development of a vaccine against RSV, one of the most common causes of lower respiratory tract infections in

Back to Contents

young children. In addition, Nobilon is in preclinical development of a combination vaccine against the most important bacterial pathogens that cause traveler’s diarrhea, including Salmonella, Campylobacter jejuni and enterotoxigenic E. coli.

Organon operates in what is by definition a crowded, highly competitive and challenging market. Governments are trying to curb health spending and in many countries, fertility treatments are not fully reimbursed, though governments elsewhere have been spurred by low population growth into re-compensating such treatment.

The major challenges for 2007 and beyond – for Organon as for all pharmaceutical companies – will continue to be government-imposed price controls and competition from generic drugs. Aging populations mean increasing healthcare costs and many societies are seeking ways to limit that expense.

Successful drug discovery and development is becoming increasingly challenging. We strive to shorten time-to-market and to contain R&D costs so they make products affordable to the market. The many hurdles include the regulatory environment, ensuring safety and efficacy, the scope and duration of clinical trials, the investments needed both to develop and protect products, and the relatively short window of opportunity to earn back these massive investments between product launches and patent expiry. This is demonstrated, for example, by the fact that Livial®/Tibolone® was deemed not approvable by the FDA for admittance to the U.S. market, while certain patents on this drug have successfully been challenged in other countries.

INTERVET – Veterinary Products

Business Review

Revenues 2006: EUR 1,125 million; 2005: EUR 1,094 million

Intervet maintained its track record of steady revenues growth, attractive operating margins and new product introductions in 2006. Our robust performance is the best proof of our successful strategy of organic growth, selected acquisitions of products, components or companies, and in-licensing.

Revenues increased 3% to EUR 1,125 million. The livestock segment, which excluding feed additives represents nearly 80% of our turnover, saw revenues rise 7%. This was achieved despite consolidation among our livestock clients. Revenues in the companion animal segment grew by 7%, benefiting from increasing global prosperity: wealthier populations are more willing and able to spend money caring for their pets. Operating income before incidentals grew by 2% to EUR 213 million, equivalent to an EBIT margin of 18.9% . The latter was affected by various one-time cost effects relating to inventory write-offs and further investment in the marketing and distribution infrastructure, as well as selected restructuring measures at various sites. Operating income of EUR 219 million decreased by 8%, largely due to reduced one-off income relating to divestment activities.

Revenues in Europe–where Intervet generates 52% of its turnover–rose a healthy 5%, despite unfavorable business conditions triggered by the threat of avian influenza in early 2006. North America performed well with a 12% revenues increase, while Latin America recorded 8% growth. Overall, comparative revenues performance was influenced by the divestment of medicinal feed additives initiated in 2005. We have now divested most of our international feed additive range.

Intervet bolstered its strong presence in its core market segments of vaccines and pharmaceuticals, with both areas achieving equally strong growth.

Back to Contents

We have maintained a stable flow of product innovations over the years, and 2006 was no exception. PreveNile™, the equine vaccine against West Nile virus, was approved in August for use in the United States. That came just days after the European Union granted a conditional license for our Nobilis® Influenza H5N2 vaccine, which protects birds against the highly pathogenic H5N1 field strain of avian flu. Our Nobilis® Influenza vaccine range has been used successfully in Hong Kong, Mexico, Italy and Vietnam in governmental avian flu control programs. The EU’s acceptance of vaccination as part of a preventative strategy against avian influenza marks an important and encouraging change in approach.

In early 2006, we announced an agreement with Bayer to acquire its Foot and Mouth Disease (FMD) vaccine factory in Cologne, Germany, strengthening our worldwide production and development capacity in that field. This is in line with the strategy to expand our presence in the FMD field, where considerable revenue was realized in 2006.

For pigs, Intervet introduced a Mycoplasma vaccine. Porcilis® M Hyo is a vaccine to protect against Mycoplasma hyo, an important cause of pneumonia in pigs. This is a major step towards completing the portfolio in pulmonal vaccines in pigs, the largest segment in the swine animal health market.

We also introduced new vaccines for companion animals. In November 2006, we began the rollout of Equilis® Prequenza, the new Equine Influenza and Tetanus vaccine, which uses an innovative adjuvant system and is proven against the most recent strains of equine flu. This new product strengthens the position of Intervet in the small yet profitable equine market. In the United States, Continuum® Feline was launched, the first U.S.–approved range of single shot vaccination providing three-year protection for cats. Sales of Vetsulin® (known in Europe as Caninsulin®)–the first insulin in the United States to treat diabetes in dogs–has taken off well following its U.S. introduction in 2005 and continues to grow strongly elsewhere in the world.

Significant for our U.S. business was the approval for Zilmax®, a product designed to improve production performance in beef cattle. Commercialization will begin in 2007 following completion of additional studies to define optimal usage recommendations under the unique U.S. cattle feeding and marketing conditions.

The business around our propriety molecule cefquinome was further extended by the European launches of Cobactan® IV 4.5% for horses and Cobactan® Long Acting 7.5% for cattle – two more additions to the fourth-generation cephalosporin family.

In fertility management, we strengthened our position with the EU launch of the equine fertility product Regumate® and the launch of Cyclix® Porcine and Cyclix® Bovine. Our recently introduced Chronogest® CR for fertility management in sheep was well received by the market.

Intervet’s investment in R&D has led to the launch of, on average, eight to ten new products each year in the past few years.

The animal health industry has consolidated in the last ten years, with the top ten companies now representing around 75% of the market. Further consolidation is anticipated.

Back to Contents

COATINGS

Business Review

Akzo Nobel Coatings came back on track in 2006. We consolidated our position as the world’s leading coatings company, and our increasing reach and strength enabled us to even better serve our customers, and to harness global economic expansion to accelerate our profitable growth.

We returned to our strategic path of financial improvement, pushing return on investment (ROI) back up to 21.1% . Including incidentals, ROI was 24.6% . Revenues rose 12% to EUR 6.2 billion, with operating income before incidentals up 22% to EUR 518 million. Including incidentals, operating income was up 57%, due to sizeable gains on divestments in 2006, predominantly of the site near Barcelona, Spain.

A key driver of our growth was our strength in Asian markets such as China, Korea and Vietnam, which were ebullient in 2006. We opened two new plants in China, for powder and decorative coatings. Another crucial factor was our customer-driven corporate culture, which allows us to anticipate and react quickly to customer demands. Akzo Nobel Coatings delivered further on its long-held strategy of growing organically while solidifying its world-leading position through selective acquisitions. Akzo Nobel became the number one decorative coatings player in Canada through the acquisition of coatings company Sico Inc., and we established ourselves as a top-three player in the U.S. woodcare market with the purchase of the Flood Group. The company also strengthened its presence in emerging markets–where more than a third of our Coatings revenues are generated–by acquiring leading Czech coatings company Balakom and the Ukraine’s Khimrezerv.

European industrial markets were unexpectedly vibrant. Our wood, coil, powder and protective coatings businesses all grew well in Western Europe. However, European retail markets were disappointing, and our Decorative Coatings Europe business delivered unsatisfactory results, especially in mature markets, where consumer spending was weaker and competition intense.

As of January 1, 2007, we have merged Decorative Coatings Europe and Decorative Coatings International into one integrated global business unit with regional sub-units. This will allow us to better co-ordinate key strategies for branding, product range and geographical expansion, whilst keeping local customer focus. It will also allow us to better leverage our scale in R&D, purchasing and production.

A significant development during 2006 was the successful turnaround of Car Refinishes, which demonstrated our ability to overhaul underperforming businesses. Our Specialty Plastics operation was a dynamic growth engine with its coatings for Apple’s sought-after products and mobile phones from Nokia, Motorola and Sony Ericsson. We continued our flow of innovative product launches, including the next generation of our marine coating Intersleek®, the Duraflex™ non-stick powder coating for cookware, and an ultra-fast drying automotive topcoat from Sikkens® called Autoclear® UV.

In June, we launched the first ever Global Coatings Report, cementing our position as a knowledge leader in the industry. However, the year was not without its challenges. Although less severe than in 2005, increases in raw material prices once again created pressure on margins. We addressed this partly by passing on some of the price rises to customers, and partly by changing the formulation of certain products to reduce their use of costly raw materials. We became more assertive with suppliers and shifted some of our supplier base to emerging markets.

Steps were taken to start reducing our operating working capital, which remains too high. We will continue our efforts over the coming years to cut operating working capital as a percentage of sales to the level of our best-

Back to Contents

performing peers. We should continue to benefit from expected high growth in emerging countries, adding capacity in these areas, and we will critically assess our cost base, especially in mature markets.

Developments in the Coatings Business Units

Decorative Coatings
Revenues 2006: EUR 2,287 million; 2005: EUR 2,038 million

Akzo Nobel’s Decorative Coatings unit is made up of the Decorative Coatings Europe and Decorative Coatings International businesses. In January 2007 these two units were merged into one global business unit.

Decorative Coatings Europe

Decorative Coatings Europe experienced challenging business conditions in 2006 due to fierce competition and high raw material prices. However, despite these difficulties we were able to increase volume by 3%, while revenues were up 5%.

Sales to professional painters were strong, particularly in the fourth quarter. This indicated an improvement in the general business climate in this segment. Revenues performance improved in most key European countries, specifically the United Kingdom. Our joinery business, window frames, and other pre-painted activities also grew well, supported by recovering construction activities in Germany.

On the retail side–sales to consumer outlets–we faced stiff competition. Good volume growth could not be translated into a similar growth in revenues, as market demand favored cheaper commodity products. However, the business still managed to improve in this segment, notably in the fourth quarter, when conditions began to improve in many markets.

We were very successful in Eastern Europe, boosted by Akzo Nobel’s acquisition of Balakom a.s., one of the leading coatings companies in the Czech Republic and South-East Europe. The business also expanded its research and development facility in Poland and we announced details of the relocation of our Spanish manufacturing facilities situated in greater Barcelona.

Many of our products are household names in their respective countries and our strategy has been to grow our business by capitalizing on the quality and reputation of our many strong brands, such as Sikkens®, Crown®, and Levis®. We continued to meet consumer needs and introduced new innovations by rolling out 25 new products during the year.

We also worked closely with IKEA to promote color usage and successfully launched new color concepts–such as “Fashion for Walls®” and “Extreme Colors”–as well as an innovative easy-to-pour packaging concept in a number of European countries. The relaunch of our Crown® brand in the UK received a particularly positive response from our customers.

Stringent environmental legislation regarding the reduction of volatile organic compounds (VOC) is being introduced throughout the European Union in two phases–in 2007 and in 2010. Our ambition is to maintain–or even improve–high aesthetic quality, ease of use and durability while introducing more environmentally-friendly ingredients. We intend to build on our strong technology base in water-based coatings to realize this ambition.

Back to Contents

Decorative Coatings International

Decorative Coatings International made good progress in 2006 with volumes and revenues substantially up. The business grew both organically and through acquisitions. We seized new opportunities in emerging markets and posted modest gains in mature markets.

One of our key strategies during the year was to focus on acquiring market share in countries that offered the biggest potential for future growth–primarily in the Asia-Pacific region, but also in Eastern Europe.

China contributed strongly to the business’ overall volume growth following our acquisition of the coatings activities of Guangzhou Toide Manufacturing Co. We also completed an acquisition in the Ukraine by securing a controlling stake in Khimrezerv, one of the Ukraine’s top five decorative coatings manufacturers. Both transactions helped to realize solid growth in the emerging markets.

Two major deals were also concluded in North America during the year. Akzo Nobel acquired both Sico Inc.–Canada’s leading coatings company–and The Flood Company, the biggest independent woodcare business in the United States. We enjoyed vibrant growth in the woodcare sector during 2006 in the United States and Argentina. Once their integration is complete, both companies will support our North American revenues in 2007.

On a regional level, Turkey faced challenging market conditions, which impacted our margins. We successfully addressed this issue with aggressive marketing, subsequently resulting in robust volume growth. In Morocco, we have restructured and taken cost-cutting actions and we now expect to reap the benefits in the course of 2007/early 2008.

Strong brands are crucial for our global growth and by focusing on our leading brands in key markets we boosted our performance. All of our operations worked hard to maintain customer loyalty by maintaining their emphasis on quality and value for money. However, high raw material prices continued to create pressure on margins.

During 2006, we continued to maintain the highest safety standards throughout the organization while meeting ever-tighter environmental regulations. Our water-based paints in particular took a big step towards securing greater market share in China–where customers are displaying an increasing preference for environmentally-friendly coatings.

Industrial Activities
Revenues 2006: EUR 1,959 million; 2005: EUR 1,740 million

Akzo Nobel’s industrial activities are made up of the Industrial Finishes and Powder Coatings businesses.

Industrial Finishes

Industrial Finishes generated substantial organic growth in 2006 as a result of strategic investments, value-added product offerings and the efforts of its dedicated workforce.

Double-digit revenues growth was posted in the key emerging markets of China, Vietnam, India, Russia, and Eastern Europe, while the predominantly West European-based businesses recovered well due to stronger demand in the industrial markets.

Back to Contents

Volatility in the cost and supply of petrochemical derivatives created relentless pressure on our operating performance throughout the year. However, the suppression of margins in 2006 was more than offset by volume growth in frontier markets and prudent cost management in mature markets.

It was an encouraging year in terms of financial performance, with all units in all regions delivering improved results compared with 2005. This was achieved through balanced growth, value enhancement and cost management.

Our customers remain the key focus of attention. We maintain a value-added partnership with our customers by providing leading design capability, custom engineered products, and extensive end process service. Our customers include multinational corporations who market products with some of the most recognizable and respected brands in their industry.

We operate a deliberate strategy of bottom-up thinking and work right next to our customers at their own place of business, an approach which has resulted in the forging of many long-term relationships which we are proud of.

Our overall strategy remains to migrate, change, and innovate with our customers faster than the competition. Our forward investments in rapidly-growing emerging markets enable us to be there with local service and production when our customers need us. By combining our intense customer focus, global reach, and expansive technology base, Industrial Finishes remains uniquely competitive in the markets we serve.

We stay ahead of market trends in color and fashion by working with leading design and fashion consultants globally and continually investing in environmentally-friendly, energy efficient, and renewable technologies.

Looking forward, our strategy is aimed at matching capacity with demand in both mature and emerging markets. We plan to grow our operations in the mature markets of Europe and North America and have targeted rapid growth in China.

The business is also making inroads into markets in Eastern Europe, Russia, Vietnam, and India.

Powder Coatings

Powder Coatings posted double-digit growth in revenues and operating income in 2006–far exceeding market growth–which was delivered despite cost hikes in raw materials. This was achieved by expanding capacity to meet growing demand in emerging markets, improving production efficiencies, boosting technological innovation, and aligning core business functions. In China–where we enjoy first mover advantage and clear market leadership–we expanded the capacity of our four factories in line with strong market growth, as well as taking initial steps towards establishing a fifth facility.

Eastern Europe is rapidly emerging as a significant powder market and during 2006 the business also completed the construction of its first factory in Russia, while expansion work began on our newly acquired factory in the Czech Republic. In addition, we doubled our capacity in Turkey–one of the fastest growing markets in the world.

In Western Europe, we centralized operations into a single virtual plant coordinating supply from five factories to 17 countries. This will enable us to streamline the production process and achieve higher efficiencies of scale with individual plants focusing, for example, on powder for refrigerators or washing machines. We expect to reap the benefits from this significant improvement in production efficiency during the years to come.

Back to Contents

A major turnaround was achieved in the United States, where higher revenues were posted in 2006, as we consolidated operations into our Nashville facility.

Our Functional Coatings activity continues to go from strength to strength, delivering record sales and income for the second year in a row. We also made major in-roads into the pipe coatings market and extended production into Asia and the Americas.

The environment is a major factor in the growth of powder coatings with environmental regulations in many markets driving customers from liquid to powder coatings in order to reduce emissions. Powder coatings–which contain no solvents–are often the best choice to enable compliance.

We are committed to technology and product innovation as a fundamental building block for the future growth of sales and earnings and currently have 485 individual patents. In 2006, we developed new innovations in powder coatings for temperature sensitive substrates–MDF and plastic–including ultra violet curing technology. We invested significantly in creating new special effects and colors and also concentrated on developing specific performance attributes, such as anti-corrosion, antibacterial, and anti-fingermarking properties. These products found markets in coatings for furniture, shop fittings, automotive plastic components, personal computers, and in insulating products for wind turbines and hybrid car engines.

A more integrated organizational structure was introduced in 2006 designed to capitalize on the strength of our global position. The organization is now structured more along functional lines at country, regional and global levels.

This provides a high degree of alignment throughout the business and allows us to leverage our global strengths. One example is the purchase of raw materials, where the new structure allows us to implement a coordinated global approach focusing on global and regional preferred suppliers, thereby enhancing control of quality and prices. Another example is in R&D, which we have organized into a series of Centers of Expertise located in different countries around the world. This not only brings product development closer to the world of our customers, but also allows new developments to be deployed on a global scale. For example, in the United States and Germany, we have centers dedicated to automotive coatings; in Italy and China the focus is on domestic appliances; while France and Australia concentrate on fashion and design. These centers focus on local customers initially, but the products they develop are then rolled-out globally.

With regards to the future, our focus is on strong revenues growth in North America and Europe, and double-digit growth for Eastern Europe and Asia Pacific as more companies shift from liquid to powder and from mature to emerging markets.

Marine & Protective Coatings
Revenues 2006: EUR 1,129 million; 2005: EUR 975 million

Marine & Protective Coatings enjoyed sustained revenues growth in 2006 as double-digit volume increases and internal cost savings more than offset high raw material prices and adverse currency effects. Revenues were up 16%, exceeding EUR 1 billion for the first time.

Our financial performance–which vindicated our strategy of growth through leadership–was strong despite unprecedented price rises in key raw materials such as copper and zinc, which squeezed Marine Coatings’ margins in particular. Margins were also under pressure from higher oil prices. We reduced costs by improving supply chain efficiency, especially in manufacturing and delivery. Productivity was boosted at almost all our plants, both through centrally-driven and local initiatives.

Back to Contents

Each of our activities–Marine Coatings, Protective Coatings, Yacht Paints, and Aerospace Coatings–increased sales volumes in emerging markets, where we have invested significantly and generate an ever greater proportion of our business. We also grew in mature markets, where we implemented the bulk of our productivity improvements.

Creating and marketing added-value products that offer our customers clear operational and financial benefits is a key driver of our strategy. An additional objective is to ensure that our product range causes as little harm to the environment as possible. During the year, we launched a host of innovative and groundbreaking products in each of our activities.

In Marine, with the International® brand name, we launched the second generation of Intersleek®–our premium biocide-free antifouling product–for a wide range of vessels, including liquid natural gas tankers and container fleets. The new Intersleek® 900 series reduces fuel consumption, saving costs for customers and enhancing our margin. Intersleek® and ballast tank coating Intershield® grew sales further in 2006. Our performance in the marine new-building market in Korea and China was particularly strong.

In Protective Coatings, we launched Intertherm® 751, which offers excellent corrosion protection in high temperature environments, including oil and gas installations, chemical plants, and power stations. We also launched Intercure® 99, a cost-effective, single-coat product which helps to increase throughput at paint shops. In addition, we expanded our range of fire protection products with Chartek® 1709–a strong competitor to concrete which offers thinner and better steel coating.

Yacht Paints performed well, benefiting in particular from a vibrant superyacht sector. The Awlgrip® range–a powerful brand which sets the industry standard for topsides–was revitalized and performed especially well. As did the International® range of market-leading underwater antifouling products.

We introduced several new and innovative products to an aerospace market which continues to grow briskly. High quality coatings are crucial for aircraft. They must be able to withstand temperatures ranging from minus 55oC in the air to plus 55oC on the ground. They also have to cope with ultra-violet irradiation at 30,000 feet.

Aeroflex® HS is a special, lower weight wing coating which retains high flexibility throughout its service life. ECLG 854–a two-component aerosol for touching up aircraft exteriors–made an instant market impact on its launch in 2006 and was swiftly adopted by major logistics companies and airlines. Finally, we signed a commercial licensing agreement with the North Dakota State University Research Foundation which made us the first to develop aerospace products containing breakthrough chromate-free technology. This patented technology has the same anticorrosive properties as toxic chromate, but is safer to use.

Looking ahead, we expect the recent strength in the oil and gas market to continue and with it major investment in exploration and production. That should benefit Protective Coatings, along with the continued strong investment in installations such as power stations and waste water treatment facilities. Marine Coatings should benefit from increased activity in liquid natural gas tankers.

Our best response to challenges such as raw material prices and currency volatility is the strength of our industry-leading, high-value products. Innovative new products such as those launched in 2006 should ensure that we maintain the leadership positions we have established in the years to come.

Back to Contents

Car Refinishes
Revenues 2006: EUR 922 million; 2005: EUR 886 million

Car Refinishes continued the turnaround which began in 2005 by producing strong results in all business segments and regions in 2006. We improved our financial performance with increased restructuring to cut costs, along with further technology improvements, especially in Asia. The restructuring initiatives and cost improvement measures that we launched several years ago are clearly paying off.

Revenues rose 4% to EUR 922 million, with all business lines contributing. Our automotive plastics business is experiencing growth in sales and profitability as the automotive industry in general is continually expanding its range of plastic components, including door handles, bumpers and interiors. A challenge in 2006, however, was static production by auto-makers in Europe and North America. We compensated by boosting our sales to higher-growth auto-makers in Asia, South America and Mexico.

The traditional aftermarket for Car Refinishes, made up of repairers, will continue to feel pressure from over-capacity in North America and Europe. However, gains are being made due to strong marketing programs such as e-benchmarking and a focus on our reputation for best-in-class color technology.

In Asia–where we opened a new color development lab in India–revenues were strong and outpaced market growth. Europe, the Middle East, and Africa booked significant improvements, attributable to cost reductions and increased customer focus. In the Americas, Car Refinishes demonstrated a major improvement over 2005. We achieved this through continued production efficiencies, reduced cost structures, and increased focus on meeting local customer requirements.

Product introductions in 2006 included a high speed undercoat, and Autoclear® UV – a new UV-curable topcoat which outperforms all other clearcoats on the market for drying time, thus allowing for a substantial increase in bodyshop productivity. We also developed new car interior paints, with a focus on styling and special effect coatings. These “soft feel” coatings – which mimic leather – are used heavily in the interior components of many vehicles.

Everything we do is driven by our clear, customer-focused strategy. Fostering and developing strong relationships with our customers is fundamental to our business operations. Collision repair shops require the very best colors, at the best price. Producing coatings that are highly efficient to apply, with minimal waste, saves our customers money, as well as reducing emissions. By producing innovative new products that dry quicker, we enable our customers to paint more cars thus improving their customer service levels and profitability.

Another development during 2006 was our introduction of new brand and distributor strategies. These plans will drive volume and follow the requirements of the many markets in which we operate. We adapt our distribution to meet local needs, whether selling directly to importers or independent distributors. In Japan, one of our more mature markets, we rejuvenated our sales by creating new sales teams and using newly-developed marketing tools. In Europe, the Middle East, and Africa, we realigned our distribution networks to better meet local needs. We also offset some of the pressure from raw material costs by implementing new arrangements with our suppliers.

Our research and development investments yielded profitable technologies. Approval was received from General Motors to use the more environmentally-friendly Autowave® water-borne technology for warranty repairs on their new vehicles. We developed this technology in Europe, and effective technology transfer allowed us to capitalize on this in the United States. The commitment is strong to remain ahead of environmental regulations through advanced R&D efforts, and by taking a leadership position with the regulatory agencies around the globe.

Back to Contents

We now operate color development laboratories that work closely with car manufacturers across the world. These can be found in countries such as Mexico, the Netherlands, Indonesia and India. By working together with these manufacturers–including Toyota, General Motors, Volkswagen, Hyundai, and Renault–we are able to obtain advance information about color styling trends.

Our aspiration is to increase revenues growth in the years ahead, even as we continue to focus on our cost base to complete the turnaround. We intend to invest heavily in color development, marketing tools and training, as this is vital to the car refinishes business.

CHEMICALS

Business Review

The strategic realignment of Akzo Nobel Chemicals was successfully concluded in 2006, two years after it was initiated. This restructuring has transformed a relatively large and fragmented range of business segments into a focused, market-driven portfolio. All five Chemicals business units now have a clearly defined strategy for continued performance improvement and growth.

Akzo Nobel Chemicals has achieved a significant financial turnaround in recent years. The divestment of 14 businesses between 2004 and 2006 took a modest toll on revenues. Yet the strategic logic of divesting those businesses showed in our ROI, which rose from 12% in 2003 to 17% in 2006. Revenues excluding divestments grew by 5% from 2005 to 2006, with operating income before incidentals of EUR 351 million, on a par with 2005. Including incidentals, operating income grew 16% to EUR 362 million.

The new clarity of direction is important for our employees, customers, and investors. Creating five strong and focused growth platforms resulted in a new sense of confidence about the position of Chemicals within Akzo Nobel. For the near future, we see four growth drivers for Chemicals. First, to grow in close cooperation with our customers. Second, to invest in emerging markets in China, South America and Eastern Europe. Third, to focus on innovative and more environmentally-friendly products and applications. And finally, to step up our selective acquisitions, a process which has already begun.

China will play a pivotal role in our strategic development in Asia during the coming years. We already operate six chemical plants in China and plan to expand this rapidly. In November 2006, Pulp & Paper Chemicals opened a second Chinese facility–in Guangzhou–to further service the booming Chinese paper industry. Demand for Polymer Chemicals is also high, and we are investigating the possibility of opening a third Polymer Chemicals site in China. Surfactants signed a marketing alliance with Feixiang Chemicals Ltd., while Functional Chemicals is expected to open a new Chinese plant in June 2007 for producing polysulfides, which is used in the aerospace and glass industries.

As part of our growth strategy, on April 26, 2007, we announced that we will spend EUR 250 million on building two chemicals plants in China, the first confirmed investments in a new multi-site being established by the company in Ningbo. As announced last October, a 50 hectare plot has been reserved within the Ningbo Chemical Industry Zone (NCIZ) and the two new facilities—for the manufacture of ethylene amines and chelating agents—will be the first to be constructed on what will be one of the biggest sites for the company’s activities in the world. Work will begin once the relevant approvals have been obtained from the Chinese authorities.

Brazil is another dynamic market which has our attention. Our Pulp & Paper Chemicals business–the global market leader in bleaching–invested EUR 70 million in a second bleaching plant in Bahia. In paper chemicals, we

Back to Contents

are a strong player in traditional markets such as Europe and North America, and we are expanding rapidly in emerging economies.

Our Base Chemicals business was boosted by significant investments amounting to EUR 120 million in the production of chlorine at our Dutch sites in Delfzijl and Rotterdam. Akzo Nobel’s efficient and unique production chain in energy, salt and chlorine ensures Base Chemicals’ market leadership in North Western Europe.

Two important internal initiatives were also launched during the year, both of which have been introduced at all five businesses. The first is designed to further improve safety performance at all sites around the world, while the second is focused on improving margins.

Developments in the Chemicals Business Units

Pulp & Paper Chemicals
Revenues 2006: EUR 966 million; 2005: EUR 893 million

Pulp & Paper Chemicals performed well in 2006 as increased turnover, higher volumes, contained costs, and an enhanced product mix drove our improved financial performance. Although we experienced steep increases in energy prices–mainly in Europe–by capitalizing on strong demand and our product portfolio, revenues grew by 8% to EUR 966 million.

Demand for our pulp bleaching products was particularly robust. Revenues increased substantially in the fast-developing markets of Asia and South America, and there was also growth in North America.

We doubled our Asia capacity with the opening of a second paper chemicals plant in China. This facility–in Guangzhou, Southern China–will give us production capacity closer to our customers in that region, in line with our strategy of building a strong presence in the expanding markets and remaining the preferred supplier of bleaching and performance chemicals to the worldwide pulp and paper industry.

The steady flow of innovative product launches continued and we maintained our tempo of patent applications. A key launch during 2006 was Purate®, a novel concept to the paper industry which uses chlorine dioxide as a biocide to prevent microorganism and bacteria generation in paper mills.

Following the success in North America of our Compozil® retention chemicals system in the wood-containing paper sector, we increased sales by successfully marketing the concept in other parts of the world. Our specialty products–including Kromasil® separation products, Expancel® microspheres and the Permascand® activities–are making good progress.

Our divestments of recent years are paying off in the shape of a more streamlined business with increased room for growth. We are constantly improving our own cost efficiency, applying cost reductions in the supply chain, along with improved inventory management.

We plan to pursue our growth drive–particularly in Asia and South America–while continuing to contain costs in mature markets. Our sights are set on organic growth, though we do not rule out acquisitions that would create synergies. We will also strive to work even more closely with customers to carve out a greater role in the chemical supply chain. In this regard, operating plants on site at our customers’ premises–a highly successful model which is becoming increasingly popular–will play an important role.

Back to Contents

To gain market share, we plan to launch innovative new products and technologies, which in turn will help to make our customers more cost efficient. That means investing time, resources and competence. In order to better help customers to optimize their systems and reduce their own costs, we will also accelerate the introduction of new industrial IT tools.

Base Chemicals
Revenues 2006: EUR 767 million; 2005: EUR 787 million

Overall, 2006 was a challenging but successful year for Base Chemicals. Although energy prices continued to rise, we achieved similar results to 2005. Our strong financial performance was supported by the implementation of a comprehensive internal restructuring and efficiency program, which significantly offset higher energy costs. After a period of reorganization, we are now well placed to further strengthen our market leadership positions.

The opening in September of a new state-of-the-art chlorine plant at Delfzijl in the Netherlands–inaugurated together with Functional Chemicals’ new MCA facility–was an important step in balancing the production and consumption of chlorine. Nearly 90% of Akzo Nobel’s chlorine production is now based on modern membrane electrolysis technology, which is yielding substantial energy savings.

In the chlor-alkali segment, we completed our asset restructuring and modernization program in 2006. We have reduced the number of chlorine plants from seven to five. Following the plant closures in 2005 at Bohus, Sweden, and Delfzijl, the Netherlands, the Dutch chlorine plant in Hengelo was also shut down last June.

This effectively ended Akzo Nobel’s regular chlorine transports by rail in the Netherlands.

Also in 2006, Gasunie and Nuon began construction work on an underground gas storage facility in the north of the Netherlands. Base Chemicals is facilitating this investment by constructing a special type of salt cavern suitable for this application.

Energy is the lifeline for the Base Chemicals business, which since 2005 has consisted of four activities–Energy, Salt, Chlor-Alkali and Ecosystems. The last two years have seen an unprecedented rise in the price of gas, our main fuel. In an effort to reduce our dependency on gas, we have taken steps to create a more balanced fuel mix. At our Salt plant in Mariager, Denmark, a new steam boiler is under construction which will run on biomass (wood chips) instead of gas. At other locations, we are exploring options to use steam supply from local waste incineration units. As well as cutting our energy bills, these projects will be more beneficial for the environment.

Steep gas prices have also led to high electricity costs, particularly in the Netherlands, where the dependency on gas for power generation is much higher than in the surrounding countries. We are participating in a Dutch consortium for the purchase of electricity which is generated by using cheaper solutions. The consortium, which is made up of Akzo Nobel and several other energy-intensive companies, is pursuing discussions with power suppliers and the Dutch government.

At two of our Dutch plants–Delfzijl and Rotterdam–we outsourced technical services during 2006 to Stork. Most of the employees were transferred to the new owner. At the Delfzijl chemical park, the operations of MA/CC and Methanor, a minority shareholding, were closed. For redundant staff, a social plan was agreed with unions. We are pleased that the divestments and plant closures could take place without collective forced lay-offs. In the meantime, the former Methanor business resumed production of methanol under new ownership with the aim of converting feedstock away from natural gas.

Back to Contents

Increasing safety in the production process topped the Base Chemicals agenda in 2006 and our ambition is to have zero incidents in operations.

Looking ahead, Base Chemicals will continue to build on the integrated product chain of Energy, Salt, Chlor-Alkali and Chlorine Derivatives. Our goal is to further develop our alliances with key customers, who are growing faster than their market competitors.

Functional Chemicals
Revenues 2006: EUR 740 million; 2005: EUR 703 million

For Functional Chemicals, 2006 was a year of mixed results. Continued strong global demand led to solid growth and substantially higher revenues. However, temporary setbacks in production and planned maintenance costs negatively affected our financial performance. Nevertheless, we look to the future with confidence. Our strong businesses have leading market positions, with a clear intention to grow and a very solid structural return on investment.

Revenues increased in 2006 by 5%, from EUR 703 million in 2005 to EUR 740 million. But margins were depressed by operational start-up costs in the Netherlands–where we opened a new MCA plant in Delfzijl–and planned maintenance stops in Sweden, where we further expanded the capacity of our Ethylene Amines and Cellulosic Specialties plants to meet global demand.

Another challenge was the significant further increase in raw material and energy costs, and passing these costs on to our customers is gradually being reflected in higher product prices.

Looking at some of the business’ individual activities, in MCA (an intermediate used in the manufacture of various products), our global number one position improved further in 2006, with a double-digit increase in revenues. During the relocation from Hengelo to Delfzijl, our global production network proved essential in maintaining supply to our customers.

In Chelates (chemical products that bind metal ions), where we lead both in product range and in geographical spread, our financial performance improved significantly. This was attributable to strong sales developments and the positive impact of the group-wide margin management program. Ferrazone®–our iron compound used to fortify foods and beverages in order to reduce iron deficiency–is enjoying more widespread recognition and use, and is a highly sustainable solution for this global issue. We also strengthened our leading position in chelated micronutrients for agricultural use.

Although production of Ethylene Amines in Sweden temporarily slowed in the latter part of 2006 due to the major maintenance and capacity expansion stop, annual revenues showed substantial growth. The expansion of production capacity to 75 kilotons at our Swedish Stenungsund plant further reinforced our worldwide number two position.

Our Sulfur Products business also performed well, thanks to strong volume demand in the United States for all product lines. Polysulfides volumes grew, but financial performance declined slightly, albeit at a high level. We expect our strong global number one position in polysulfides to be enhanced by the completion of the new grassroots polysulfides plant in Taixing, China. This facility started up in the second quarter of 2007.

Although Cellulosic Specialties came under pressure from high raw material costs and fierce competition in most of its markets, revenues further increased in 2006. We are increasing production capacity for Bermocol®–

Back to Contents

a rheology modifier used in paint and building products–at the Örnsköldsvik plant in Sweden, which will be completed by mid-2007.

In October, Salt Specialties became part of Functional Chemicals and a roadmap is being developed aimed at improving the business’ performance. Restructuring and a strong focus on margin management are key elements in this plan.

Overall, the strong technology and market positions of our individual businesses continue to make Akzo Nobel Functional Chemicals a strong growth platform for the future. Growth, margin management and operational excellence continue to be our main priorities. Our strategic focus is on profitable growth and to that effect, we are exploring and pursuing investments in emerging markets, primarily China, which will improve our ability to meet the increasing local demand. Another priority is margin management, which is aimed at securing good profitability for our products at a time when raw material and energy prices remain at a high level.

We will also maintain vigilance on health and safety, where we are proud of our progress in recent years. The LeMoyne site in Alabama in the United States last year celebrated ten years of applying the behavior-based safety program, which is now being rolled out across all of the company’s Chemicals plants. In 12 years, LeMoyne has not had a single lost time injury.

Surfactants
Revenues 2006: EUR 523 million; 2005: EUR 511 million

Surfactants completed a year of renewal in 2006, growing revenues by 2% to EUR 523 million (2005: EUR 511 million). The year’s escalating raw material and energy costs were largely offset by prices increases. Meanwhile the business has grown to become the largest global supplier of specialty surfactants. In August, we strengthened our position in the Chinese market by signing an alliance agreement with the local market leader, Feixiang Chemicals Company Ltd, in Zhangjiagang.

This joint venture will market both companies’ products in China, where the surfactants industry is enjoying double-digit growth rates. Akzo Nobel will be the exclusive distributor for Feixiang’s surfactants outside of China.

In South America, our local manufacturing presence in Brazil is enabling us to create new business opportunities, while in Eastern Europe and Russia we are making inroads into the asphalt and agro-chemical segments via distributors and direct sales.

We also continued to optimize our operations during the year–the final phase of a restructuring plan which began in 2003. Two plants in the United States were expanded in order to consolidate operations from the McCook facility near Chicago, which will shut down in 2007. This will result in further reductions in our fixed cost structure. By mid-2007, the business will have reduced its manufacturing headcount by more than a third over a three-year period. General and administrative staff numbers have also fallen by around 25%.

Akzo Nobel’s Surfactants business sells more than 1,500 surface-active agents and intermediate products to more than 2,500 customers. We have reduced complexity over the past few years and renewed our product range. Low-margin products have been pruned to reduce the total number by 20%, while the business has been simplified by transferring some smaller customers to our distributors, where they can be better served.

We are one of the industry leaders when it comes to introducing “greener” chemical products that are less toxic to the environment in applications such as offshore oilfield drilling and hard surface household cleaners. These products can be used in aqueous solutions or are more biodegradable. The European Union’s REACH directive

Back to Contents

on product registration, which comes into effect in 2007, is another challenge for the industry. We have therefore been testing our products and have led various industry association consortia to use this regulation to our competitive advantage.

In 2006, we also conducted a worldwide Customer Satisfaction Survey among 400 of our customers in 50 countries. This resulted in positive feedback, which cited product quality, delivery reliability, and the relationship with our sales and technical service people as motives for buying our products.

With a keen eye on selected growth opportunities, we are now focused on expanding our higher value-added specialty products. Sales of new surfactants have grown to account for nearly a quarter of our total revenues.

We continue to see room for accelerated expansion in both the consumer and industrial sectors, based on innovations in our core technologies. For example, in 2006 we introduced new biodegradable hard surface cleaners, adjuvants and dispersants for agro-chemical formulations and viscoelastic surfactants for oilfield stimulation.

Although we hold leadership positions in all our regions, the EUR 4 billion specialty surfactants market still provides sufficient room to grow. Indeed, over the coming years, demand in specialty surfactants is expected to exceed gross domestic product growth in emerging markets such as China, India, South America and Eastern Europe.

Looking ahead, in 2007 we will shift our focus from restructuring toward growth by partnering with our customers that are market leaders. Awareness of what they need and expect from us provides a basis for growing with our partners in the years ahead. Our strategy here is to work closely with industrial leaders and provide technical assistance to solve their problems or enhance their products.

Polymer Chemicals
Revenues 2006: EUR 516 million; 2005: EUR 471 million

For Polymer Chemicals, 2006 was a greatly improved year. Recent large-scale restructuring is now paying off, bringing our cost structure more in line with market reality. Our annual revenues rose steeply from EUR 471 million in 2005 to EUR 516 million in 2006, an increase of more than 10%. With profits showing a strong improvement compared with the previous two years, 2006 was a turnaround year for Polymer Chemicals.

Our results were enhanced by increasing demand in the global plastics market–especially in emerging economies–and by our ability to offset increases in raw material costs. In fact, the main driver of our growth has been the ongoing worldwide expansion of the plastics industry, which has been outpacing global economic growth for more than 30 years. In many industrial sectors, materials such as wood and metal continue to be replaced by plastics, while demand is growing in the emerging economies of China and India, in the Americas and the Middle East.

During 2006, we also took steps to combat the relentless rise in raw material prices–which has been impacting us for the last three years–by undertaking an internal project to help improve our margins. This strategy worked well, particularly in North America, where we concluded the divestment of our U.S. facility in New Jersey. Other important factors that contributed to our strong 2006 results included further enhancing relationships with customers and implementing ongoing internal efficiency programs.

Following the restructuring and reorganization of recent years, in 2006 we shifted our focus to growth and we expect to remain a major growth pillar in the years ahead. So it was encouraging to see all three of our activities–

Back to Contents

Organometallic Specialties (OMS), High Polymer Specialties (HPS) and Cross-linking and Thermoset peroxides, and Polymer Additives (XTP)–perform better than in 2005.

Our antifouling and suspending agents–which are used in the PVC industry and had been underperforming for a number of years–also achieved a positive turnaround in 2006.

Our customers appreciate our various services and our consistent reliability. They especially appreciate the service provided with respect to the safe handling and use of our products, which is an essential part of our business strategy.

We have also been busy implementing the group-wide behavior-based safety program, which is designed to further improve site safety among employees.

Looking at the future, our main products–organic peroxides and metal alkyls–have a strong position in emerging economies and we are looking at expansion opportunities and the development of these products for non-polymer applications. All these factors make us confident that Polymer Chemicals will remain a major growth driver in the years ahead.

SERVICE BUSINESSES

Technology & Engineering

Akzo Nobel Technology & Engineering (T&E) was created in April 2006 through the integration of service units mainly originating from the Chemicals group and Akzo Nobel Engineering. With a wide range of service products and support, T&E quickly fulfilled an evident need in the market, both inside and outside of Akzo Nobel.

By combining know-how and experience in engineering, inspection, technology, safety, health, environment, regulatory affairs, toxicology and sustainable development, we have raised the quality, efficiency and effectiveness of the total T&E organization to an even higher level.

Akzo Nobel T&E achieved a very successful first financial year. In 2006, our activities continued to thrive worldwide, mainly in the areas of chemicals, pharmaceuticals and the fiber industry. Our results are testament to the value we add for our customers both inside and outside Akzo Nobel. We are proud that work was never interrupted during the formation of T&E; clients were neither refused nor subjected to delays.

With offices in the United States, China, Sweden and the Netherlands, Akzo Nobel T&E employs around 260 permanent staff and 70 temporary employees.

SOURCES AND AVAILABILITY OF RAW MATERIALS

Raw materials essential to our business are purchased in the normal course of business from numerous suppliers worldwide. Important raw materials or auxiliary materials for the company’s production processes are salt, petroleum and petroleum derivatives, natural gas, titanium dioxide, and electricity. In principal, these materials are widely available from multiple sources. No serious shortages or delays were encountered in 2006 and although we expect to be able to meet our requirements from our strategic reserves in the foreseeable future, increases to the volume of production of any product may be impeded by the limited availability of certain raw materials.

Back to Contents

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

Coatings
Coatings are sold through a range of distribution channels. The operations in the Decorative sector are serving the Retail (Do-it-yourself), Trade (Professionals) and Specialties markets. Due to concentration of retailers, their purchasing power is increasing. The products of the other coatings activities are mainly sold through a direct sales force, but often also commercial distribution channels are used.

Chemicals
Chemical products are sold in a wide range of industries. These products are either marketed directly or through independent merchants, wholesalers, and distributors who resell them to smaller users. Commodity products are sold through a direct sales force or through distributors primarily to other operators in the chemical industry.

INTELLECTUAL PROPERTY

The company’s intellectual property portfolio includes numerous patents, trademarks, domain names, works of authorship, databases, and trade secrets. Where appropriate, the company seeks to obtain intellectual property rights in relevant regional markets by filing patent and trademark applications and by taking protective measures, such as confidentiality agreements with employees, customers, and suppliers. The company monitors new products, processes, trademarks, and works of competitors and enforces its

Back to Contents

intellectual property rights whenever and wherever advisable. The company challenges third party intellectual property rights and claims, whenever appropriate.

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

Back to Contents

In the European Union (“EU”), there are two types of marketing authorization, namely the Community Authorisation (Community responsibility) and the National Authorisation (responsibility of the competent authorities of the Member States). A Community Authorisation is obtained via the Centralized Procedure (“CP”). In the CP, applications are made to the European Medicines Agency (“EMEA”) for review and a scientific opinion by its Committees. The EMEA’s opinion is forwarded to the European Commission for authorization, which is valid across all EU member-states. The CP is mandatory for biotechnology products, orphan medicinal products, and for products containing a new active substance developed for some specifically defined indications (e.g. AIDS, cancer). It is optional for products containing new active substances, products which constitute a significant therapeutic, scientific or technical innovation or products for which a Community authorization would be in the interest of patient health at community level.

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

Back to Contents

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

The most important production sites for Pharma are in Oss and Boxmeer, the Netherlands; Swords, Ireland; Durham, North Carolina; and DeSoto, Kansas.

The major Coatings sites are based in Montataire, France; Sassenheim and Groot Ammers, the Netherlands; Cologne, Stuttgart, and Osterwick, Germany; Barcelona, Spain; Como, Italy; Malmö, Sweden; Felling and Darwen, United Kingdom; Wloclawek, Poland; Tiszáujváros, Hungary; Elefsis, Greece; Gebze, Turkey; Casablanca, Morocco; Longueuil, Canada; Columbus, Ohio, High Point, North Carolina, and Houston, Texas, United States; São Paulo, Brazil; Donguan, Shanghai, Ningbo, and Shenzhen, China.

For Chemicals, the major production sites are located in Delfzijl, Hengelo, and Rotterdam, the Netherlands; Bohus and Stenungsund, Sweden; Pasadena, Texas; and Bahia, Brazil.

Akzo Nobel’s policy is generally to own its facilities. The net book value of its property, plant equipment was EUR 3.3 billion at December 31, 2006. The book value of property, plant and equipment financed by

Back to Contents

installment buying and leasing was EUR 54 million at December 31, 2006. Akzo Nobel has rented certain offices and warehouses by means of operational leases.

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

The consolidated financial statements of Akzo Nobel appearing in this annual report are prepared in accordance with IFRS, which differ in certain respects from US GAAP. The significant differences between IFRS and US GAAP affecting Akzo Nobel's net income and shareholders’ equity are described in Note 27 of the Notes to the Consolidated Financial Statements of Akzo Nobel.

Any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on the company’s revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial condition, if any, are discussed in the relevant chapters below. For developments in the first quarter of 2007 reference is made the Report for the 1st Quarter of 2007, which has been furnished on Form 6-K to the Commission on April 24, 2007, which is incorporated by reference into this Annual Report.

On March 12, 2007, the company announced its intention to divest Organon BioSciences to Schering-Plough following their EUR 11 billion binding cash offer. The parties expect the transaction could be completed in the second half of 2007, after consultation with social parties and clearance from regulatory bodies.

2006 COMPARED TO 2005

Revenues, Cost, and Income

Net income (attributable to equity holders of the company) was up EUR 192 million or 20% from EUR 961 million to EUR 1,153 million, which is EUR 4.02 per share (2005: EUR 3.36) . Excluding incidentals, net income amounted to EUR 872 million, up 19% on 2005, when it was EUR 735 million.

Back to Contents

	Statement of income
Millions of euros; for the year-ended December 31	2006	2005

Revenues	13,737	13,000
Cost of sales	(7,394)	(7,070)

Gross profit	6,343	5,930
Selling expenses	(3,436)	(3,214)
Research and development expenses	(885)	(810)
General and administrative expenses	(749)	(680)
Other operating income	189	260

Operating income	1,462	1,486

Financing income	126	125
Financing expenses	(237)	(281)

Operating income less financing income and expenses	1,351	1,330
Share in profit of associates	89	6

Profit before tax	1,440	1,336
Income taxes	(258)	(338)

Profit for the period	1,182	998

Attributable to:
Equity holders of the company (net income)	1,153	961
Minority interest	29	37

Profit for the period	1,182	998

Revenues

Revenues amounted to EUR 13.7 billion, up 6% on last year. This was mainly attributable to autonomous (especially volume) growth across all segments. Coatings showed a strong growth of 12%, of which 4% was obtained from recent acquisitions. Revenues of the ongoing operations of Chemicals achieved a robust growth of 5%, mostly from higher selling prices. Organon realized revenues growth of 8%, driven by strong sales of NuvaRing® and fertility products. Intervet performed well across all regions and product ranges, delivering 6% autonomous growth. On balance, currency translation had no impact on revenues for the full year.

Akzo Nobel’s total revenues developed as follows:

				Currency	Divestments/
In %	Total	Volume	Price	translation	acquisitions

Organon	8	8	–	–	–
Intervet	3	6	–	–	(3)
Coatings	12	6	2	–	4
Chemicals	(2)	1	4	–	(7)

Akzo Nobel	6	4	2	–	–

Back to Contents

Operating Income
Operating income before incidentals was EUR 1,310 million, up EUR 158 million or 14% compared with 2005. EBIT margin was 9.5% (2005: 8.9%) . Organon, up EUR 92 million or 34%; and Coatings, with an increase of EUR 95 million or 22%, led the way. Intervet’s operating income was up EUR 4 million or 2%, while Chemicals maintained its results at the same level, in spite of divestments. Including incidentals, operating income for the year decreased 2% from EUR 1,486 million to EUR 1,462 million, with an EBIT margin of 10.6% (2005: 11.4%).

Incidentals
Incidentals, on balance, contributed EUR 152 million, which was EUR 182 million lower than the previous year. Special benefits of EUR 55 million were mainly attributable to a change in the U.S. post retirement healthcare plan and the transition to a defined contribution scheme for certain U.S. pension plans. The results on divestments of EUR 213 million were derived from the sale of a Coatings plant near Barcelona and the Chemicals divestment plan. The restructuring and impairment charges of EUR 112 million related to various restructuring activities at Coatings and Chemicals. Changes in the provisions for antitrust and environmental cases resulted, on balance, in a charge of EUR 4 million. In 2005, incidentals resulted in a gain of EUR 334 million, mainly due to the settlement of certain Organon cases, changes in the Dutch pension and other postretirement plans, and restructuring and impairment charges.

R&D Expenses
Akzo Nobel’s R&D expenses were EUR 885 million, which is equivalent to 6.4% of revenues. For 2005, this was EUR 810 million and 6.2%, respectively. In 2006, Organon spent 19% of its revenues on R&D. The Intervet ratio amounted to 10%, while for Coatings and Chemicals this ratio remained unchanged at around 3%.

Net Financing Charges
Financing income and expenses decreased from EUR 156 million in 2005 to EUR 111 million in 2006, due to lower interest charges for discounted provisions. Interest on net interest-bearing borrowings was also lower due to decreased net liabilities (2006: EUR 95 million; 2005: EUR 115 million). Interest coverage improved from 9.5 to 13.2. EBITDA coverage was 18.1 (2005: 13.2) .

Share in profit of associates
Share in profit of associates was EUR 89 million, up EUR 83 million compared with 2005. Operational earnings of the associates increased to EUR 50 million (2005: EUR 43 million). In 2006, earnings included incidental gains of EUR 39 million, mainly related to Acordis, while in 2005 net incidental losses of EUR 37 million were recognized, primarily due to the impairment of Methanor.

Income Taxes
Income taxes included a one-time benefit of around EUR 125 million. This benefit was attributable to an agreement with tax authorities in several countries on transfer pricing issues related to the company’s corporate income tax filings covering a period of almost ten years. Excluding this benefit, the tax rate of 2006 amounted to 28%, which was higher than the previous year (2005: 25%).

Restructuring of Activities
Provisions for restructuring of activities comprise accruals for certain employee termination benefits and for costs which are directly associated with plans to exit specific activities, primarily related to costs associated with closing down facilities.

Back to Contents

	Termination	Exit	Total
Millions of euros	benefits	costs	provision

Balance at December 31, 2004	168	73	241

Changes in exchange rates	–	2	2
Additions charged to income as restructuring charge under incidentals	48		48
Other additions charged to income	3	14	17
Utilization	(71)	(38)	(109)
Amounts reversed during the year	(9)	(2)	(11)
Unwind of discount	8	3	11

Balance at December 31, 2005	147	52	199

Changes in exchange rates	(1)	–	(1)
Additions charged to income as restructuring charge under incidentals	74	27	101
Other additions charged to income	5	3	8
Utilization	(90)	(29)	(119)
Amounts reversed during the year (mainly as incidental)	(23)	(6)	(29)
Unwind of discount	3	–	3
Divestiture	(1)	–	(1)

Balance at December 31, 2006	114	47	161

2006 movements
For the additions charged to income mainly relate to various restructurings at Coatings and Chemicals. At Coatings it predominantly concerns sites in the mature markets and in Morocco. Chemicals’ additions include the restructuring programs at the Hengelo and Delfzijl sites in the Netherlands. The additions to termination benefits involve approximately 1,160 jobs at various sites all over the world.

During 2006, the total amount paid and charged against the related liability amounted to EUR 90 million for termination benefits and EUR 29 million for exit costs. These payments and charges all concerned the execution of plans decided upon during 2006 and prior years.

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

Back to Contents

The company has a sizeable number of restructuring programs involving personnel reductions at numerous sites all over the world, none of which are individually significant to the consolidated financial statements of the company.

Number of employees
The number of employees developed as follows:

Number of	December 31,		Acquisitions/	Other	December 31,
employees	2006	Restructurings	divestments	changes	2005

Organon	13,710	(200)	(260)	70	14,100
Intervet	5,370	(40)	–	150	5,260
Coatings	31,660	(620)	1,970	1,110	29,200
Chemicals	9,680	(300)	(1,230)	(220)	11,430
Others	1,460			110	1,350

Akzo Nobel	61,880	(1,160)	480	1,220	61,340

At the end of 2006, the company had 61,880 employees, compared with 61,340 at year-end 2005. Growth of our business in emerging markets resulted in a workforce expansion of 1,220, while restructuring programs in Coatings, Chemicals, and Organon in the mature markets resulted in a decrease of 1,160. Acquisitions (2,000) and divestments (1,520) on balance added 480.

Revenues and Operating Income by Activities
Earnings development per group was as follows.

	Revenues		Operating income
Millions of euros	2006	2005	2006	2005

Organon	2,611	2,425	354	415
Intervet	1,125	1,094	219	238
Coatings	6,209	5,555	604	384
Chemicals	3,809	3,890	362	312
Miscellaneous products, intragroup
deliveries, and eliminations	(17)	36	(77)	137

Total	13,737	13,000	1,462	1,486

Back to Contents

Organon

Percentage
of revenues
Country of origin	2006

The Netherlands	15
Germany	5
United Kingdom	5
France	8
Other European countries	22
USA and Canada	26
Latin America	8
Asia	9
Other regions	2

Organon returned to growth in 2006. The turnaround which began in 2005 accelerated in 2006. The consistent strategy has been to build on the strength of Organon’s existing portfolio of gynecology, fertility and anesthesia products while reinforcing the neuroscience portfolio and developing initiatives in the field of biotechnology.

The existing Organon product portfolio has resulted in higher revenues, which generated improved operating income. Compared with 2005, revenues climbed 8% in 2006 to EUR 2,611 million. Sales of Organon’s key products developed as follows:

		Total
Millions of euros or %	2006	change	Autonomous
	revenues	%	growth % [1]

Contraceptives	669	19	18
– of which NuvaRing®	213	68	67
Puregon® /Follistim®	384	8	8
Remeron®	253	(11)	(11)
Anesthesia	242	27	28
Livial®	151	(2)	(2)
Pharmaceutical ingredients	255	12	2

1	Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. In this case it only excludes the change in sales attributable to currency translation effects. Acquisitions and divestments were not applicable. Reference is made to the remarks under Introduction on page 4.

Operating income before incidentals grew 34% to EUR 362 million, while the EBIT margin increased to 13.9% from 2005’s 11.1% . Our operating margins have increased. We succeeded in compensating for lower Remeron® sales–caused by increased competition from generics–by boosting sales in other products, such as the contraceptive NuvaRing® and the fertility treatment Puregon®. Including incidentals, operating income decreased 15% to EUR 354 million. It should be noted that 2005 included the special benefit of EUR 149 million from the termination of the Risperdal® copromotion.

Back to Contents

By increasing efficiencies in production, we managed to decrease working capital and further improve EBIT margins. Further streamlining initiatives included the closing of activities in Scotland. All initiatives together resulted in a reduction in total headcount of 390.

Organon strives to find the right balance between improving its margin and spending the necessary amounts on R&D and marketing and sales for new products. Maintaining a well-filled pipeline of promising products is key to our growth strategy. Investment in 2006 focused on pipeline growth, which generated a significant increase in R&D spending to EUR 485 million, or 19% of revenues, from 18% the previous year.

The fertility product Puregon®/Follistim® and the innovative contraceptive NuvaRing® were the greatest contributors to Organon’s advance and helped to improve the market positions of our products. NuvaRing®, which booked 67% global sales growth, topped the 1.5 million user mark worldwide, highlighting its increasing acceptance and high satisfaction rate. Demand for NuvaRing® was especially strong in the United States, where sales were supported by direct-to-customer campaigns and increased positive media attention. NuvaRing® was also approved for the Australian market, bringing to 32 the number of countries in which it has been introduced.

Puregon®/ Follistim®, the recombinant follicle-stimulating hormone which is Organon’s biggest seller, saw sales rise 8%. The world welcomed its one millionth “Puregon baby” during 2006. The product has now been introduced in China, while sales in Japan took off after being launched there in late 2005.

The U.S. Food and Drug Administration (FDA) approved the innovative contraceptive implant Implanon®, after which it was launched on to the U.S. market in late 2006. Initial feedback from U.S. physicians on Implanon®, the first and only single-rod implantable contraceptive, has been positive. Sales of Implanon® increased 39% in 2006 and it is well placed to join NuvaRing® and Puregon®/Follistim® as one of Organon’s leading products in 2007 and beyond.

Within our hormone therapy portfolio, sales of Livial®, which is currently being marketed in around 90 countries, were flat in 2006.

Anesthesia revenues grew 27%, boosted by muscle relaxant Esmeron® and the injectable Anzemet®, for postoperative nausea and vomiting. Anzemet®, which is licensed in by Organon from sanofi-aventis for the United States only, added to the already strong anesthesia franchise in the United States.

Neuroscience products turned in a satisfactory performance in 2006. Reinforcing this portfolio in the short and medium-term is high on our agenda. Remeron®, which represents around 10% of Organon revenues, continued its overall steady worldwide decline, but sales still increased in some countries.

Pharmaceutical ingredients sales showed a positive trend.

Royalties and services revenues were mainly attributable to royalty payments from Janssen on Risperdal® sales in selected countries and from GlaxoSmithKline on sales from Arixtra®. Service revenues were received mainly from Ligand, with whom our co-promotional collaboration on Avinza® was ended by the end of September 2006, although the royalty income from the product will remain for a number of years.

Back to Contents

Intervet

Percentage
of revenues
Country of origin	2006

The Netherlands	32
Germany	10
United Kingdom	4
France	5
Other European countries	16
USA and Canada	16
Latin America	9
Asia	4
Other regions	4

Intervet maintained its track record of steady revenues growth, attractive operating margins and new product introductions in 2006. Our continued revenues growth is the best proof of our successful strategy of organic growth, selected acquisitions of products, components or companies, and in-licensing.

Revenues increased 3% to EUR 1,125 million. The livestock segment, which excluding feed additives represents nearly 80% of our turnover, saw revenues rise 7%. This was achieved despite consolidation among our livestock clients. Revenues in the companion animal segment grew by 7%, benefiting from increasing global prosperity: wealthier populations are more willing and able to spend money caring for their pets. Operating income before incidentals grew by 2% to EUR 213 million, equivalent to an EBIT margin of 18.9% . The latter was affected by various one-time cost effects relating to inventory write-offs and further investment in the marketing and distribution infrastructure, as well as selected restructuring measures at various sites. Operating income of EUR 219 million decreased by 8%, largely due to reduced one-off income relating to divestment activities.

Revenues in Europe–where Intervet generates 52% of its turnover–rose a healthy 5%, despite unfavorable business conditions triggered by the threat of avian influenza in early 2006. North America performed well with a 12% revenues increase, while Latin America recorded 8% growth. Overall, comparative revenues performance was influenced by the divestment of medicinal feed additives initiated in 2005. We have now divested most of our international feed additive range.

Intervet bolstered its strong presence in its core market segments of vaccines and pharmaceuticals, with both areas achieving equally strong growth.

Back to Contents

Coatings

	Percentage of		Percentage of
	revenues		revenues
Business unit	2006	Country of origin	2006

Decorative Coatings	36	The Netherlands	6
Industrial Coatings and Finishes	31	Germany	10
Marine & Protective Coatings	18	Sweden	7
Car Refinishes	15	United Kingdom	9
		France	7
		Other European countries	21
		USA and Canada	17
		Latin America	4
		Asia	15
		Other regions	4

Akzo Nobel Coatings came back on track in 2006. We consolidated our position as the world’s leading coatings company, and our increasing reach and strength enabled us to even better serve our customers, and to harness global economic expansion to accelerate our profitable growth.

We returned to our strategic path of continuous financial improvement, pushing return on investment (ROI) back up to 21.1% . Including incidentals, ROI was 24.6% . Revenues rose 12% to EUR 6.2 billion, with operating income before incidentals up 22% to EUR 518 million. Including incidentals, operating income was up 57%, due to sizeable gains on divestments in 2006, predominantly of the site near Barcelona, Spain.

A key driver of our growth was our strength in Asian markets such as China, Korea and Vietnam, which were ebullient in 2006. We opened two new plants in China, for powder and decorative coatings. Another crucial factor was our customer-driven corporate culture, which allows us to anticipate and react quickly to customer demands. Akzo Nobel Coatings delivered further on its long-held strategy of growing organically while solidifying its world-leading position through selective acquisitions. Akzo Nobel became the number one decorative coatings player in Canada through the acquisition of coatings company Sico Inc., and we established ourselves as a top-three player in the U.S. woodcare market with the purchase of the Flood Group. The company also strengthened its presence in emerging markets–where more than a third of our Coatings revenues are generated–by acquiring leading Czech coatings company Balakom and the Ukraine’s Khimrezerv.

European industrial markets were unexpectedly vibrant. Our wood, coil, powder and protective coatings businesses all grew well in Western Europe. However, European retail markets were disappointing, and our Decorative Coatings Europe business delivered unsatisfactory results, especially in mature markets, where consumer spending was weaker and competition intense.

As of January 1, 2007, we have merged Decorative Coatings Europe and Decorative Coatings International into one integrated global business unit with regional sub-units. This will allow us to better co-ordinate key strategies for branding, product range and geographical expansion, whilst keeping local customer focus. It will also allow us to better leverage our scale in R&D, purchasing and production.

A significant development during 2006 was the successful turnaround of Car Refinishes, which demonstrated our ability to overhaul underperforming businesses. Our Specialty Plastics operation was a dynamic growth engine

Back to Contents

with its coatings for Apple’s sought-after products and mobile phones from Nokia, Motorola and Sony Ericsson. We continued our flow of innovative product launches, including the next generation of our marine coating Intersleek®, the Duraflex™ non-stick powder coating for cookware, and an ultra-fast drying automotive topcoat from Sikkens® called Autoclear® UV. In June, we launched the first ever Global Coatings Report, cementing our position as a knowledge leader in the industry. However, the year was not without its challenges. Although less severe than in 2005, increases in raw material prices once again created pressure on margins. We addressed this partly by passing on some of the price rises to customers, and partly by changing the formulation of certain products to reduce their use of costly raw materials. We became more assertive with suppliers and shifted some of our supplier base to emerging markets.

Steps were taken to start reducing our operating working capital, which remains too high. We will continue our efforts over the coming years to cut operating working capital as a percentage of sales to the level of our best-performing peers. We should continue to benefit from expected high growth in emerging countries, adding capacity in these areas, and we will critically assess our cost base, especially in mature markets. Opportunities to improve our financial performance will be exploited and we expect further growth in revenues. Akzo Nobel Coatings is in good shape, but we still intend to seize every opportunity to further improve our performance and remain optimistic about the future.

Chemicals

	Percentage		Percentage
	of revenues		of revenues
Business unit	2006	Country of origin	2006

Pulp and Paper Chemicals	25	The Netherlands	24
Base Chemicals	20	Germany	10
Functional Chemicals	19	Sweden	21
Surfactants	14	UK	1
Polymer Chemicals	14	Other European countries	10
Activities to be divested / classified		USA and Canada	23
as held for sale	8	Latin America	4
		Asia	6
		Other regions	1

The strategic realignment of Akzo Nobel Chemicals was successfully concluded in 2006, two years after it was initiated. This restructuring has transformed a relatively large and fragmented range of business segments into a focused, market-driven portfolio. All five Chemicals business units now have a clearly defined strategy for continued performance improvement and growth.

Akzo Nobel Chemicals has achieved a significant financial turnaround in recent years. The divestment of 14 businesses between 2004 and 2006 took a modest toll on revenues. Yet the strategic logic of divesting those businesses showed in our ROI, which rose from 12% in 2003 to 17% in 2006. Revenues excluding divestments grew by 5% from 2005 to 2006, with operating income before incidentals of EUR 351 million, on a par with 2005. Including incidentals, operating income grew 16% to EUR 362 million.

The new clarity of direction is important for our employees, customers, and investors. Creating five strong and focused growth platforms resulted in a new sense of confidence about the position of Chemicals within Akzo Nobel. For the near future, we see four growth drivers for Chemicals. First, to grow in close cooperation with our

Back to Contents

customers. Second, to invest in emerging markets in China, South America and Eastern Europe. Third, to focus on innovative and more environmentally-friendly products and applications. And finally, to step up our selective acquisitions, a process which has already begun.

China will play a pivotal role in our strategic development in Asia during the coming years. We already operate six chemical plants in China and plan to expand this rapidly. In November 2006, Pulp & Paper Chemicals opened a second Chinese facility–in Guangzhou–to further service the booming Chinese paper industry. Demand for Polymer Chemicals is also high, and we are investigating the possibility of opening a third Polymer Chemicals site in China. Surfactants signed a marketing alliance with Feixiang Chemicals Ltd., while Functional Chemicals will open a new Chinese plant in June 2007 for producing polysulfides, which is used in the aerospace and glass industries.

Brazil is another dynamic market which has our attention. Our Pulp & Paper Chemicals business–the global market leader in bleaching–invested EUR 70 million in a second bleaching plant in Bahia. In paper chemicals, we are a strong player in traditional markets such as Europe and North America, and we are expanding rapidly in emerging economies.

Our Base Chemicals business was boosted by significant investments amounting to EUR 120 million in the production of chlorine at our Dutch sites in Delfzijl and Rotterdam. Akzo Nobel’s efficient and unique production chain in energy, salt and chlorine ensures Base Chemicals’ market leadership in North Western Europe.

Two important internal initiatives were also launched during the year, both of which have been introduced at all five businesses. The first is designed to further improve safety performance at all sites around the world, while the second is focused on improving margins.

Our internal realignment has clearly worked and all market indicators tell us we have chosen the right path. Akzo Nobel Chemicals is well set for growth.

Geographic Developments

	Revenues,		Revenues,		Operating		Identifiable
	by destination		by origin		income		assets
Millions of euros	2006	2005	2006	2005	2006	2005	2006	2005

The Netherlands	915	862	2,072	2,459	25	474	3,165	3,061
Germany	1,209	1,238	1,208	1,152	87	144	696	750
Sweden	523	516	1,284	1,237	98	137	863	863
United Kingdom	781	809	798	754	24	(59)	664	690
Other European countries	4,245	4,075	3,073	3,069	579	527	2,266	2,112
USA and Canada	2,711	2,400	2,732	2,116	248	(67)	2,093	1,959
Latin America	924	830	747	626	120	85	610	619
Asia	1,755	1,590	1,440	1,231	241	192	940	1,017
Other regions	674	680	383	356	40	53	252	329
Eliminations, cash and
cash equivalents, and
investment in associates							1,236	1,025

Total	13,737	13,000	13,737	13,000	1,462	1,486	12,785	12,425

Back to Contents

Revenues and earnings in 2006 were only slightly affected by changes in key foreign currencies relative to the euro.

Revenues by country of destination in the Netherlands mainly increased at Organon due to the agreement with the tax authorities, while the other segments were at or slightly below last year’s level. In Germany, Coatings revenues grew while Chemicals’ sales decreased due to the divestments. The increase of revenues by destination in the other European countries and in North America mainly increased as a result of the Sico acquisition at Coatings. Revenues of Organon in the United States were substantially up due to a strong growth of NuvaRing®, as a consequence of the direct-to-customer advertising campaign since November 2005. Revenues in Latin America increased at all segments. Growth in Asia also continued, especially at Coatings.

In 2006, operating income in the Netherlands decreased considerably compared to 2005, in which year sizeable benefits were realized from the change in pension and other postretirement benefit arrangements (EUR 283 million). Pensions accounting was also the cause of the changes in operating income in Germany and the United Kingdom. The decline in operating income Sweden was attributable to the Chemicals divestments made. The increase in US operating income related to a strong performance of NuvaRing®, pensions, and impairment charges recognized in 2005 at several units. Latin America and Asia operating income increased at all segments.

2005 COMPARED TO 2004

Net income (attributable to equity holders of the company) was up 2% compared with 2004 and amounted to EUR 961 million, which is EUR 3.36 per share (2004: EUR 3.31) . Organon earnings were up due to increased revenues and to income derived from deals with other pharma companies. Premarketing costs and R&D expenses were higher as a consequence of our investments in future growth. Intervet’s EBIT was up substantially. Coatings revenues showed satisfactory growth of 6% but margins were under pressure from increased raw material prices and weaker European economies, especially in the first half of the year. In the second half, performance of the industrial coatings activities improved. Chemicals present operations achieved robust growth in revenues and EBIT, despite higher energy and raw material prices.

Back to Contents

Revenues, Cost, and Income

	Statement of income
Millions of euros; for the year-ended December 31	2005	2004

Revenues	13,000	12,833
Cost of sales	(7,070)	(6,988)

Gross margin	5,930	5,845
Selling expenses	(3,214)	(3,288)
Research and development expenses	(810)	(826)
General and administrative expenses	(680)	(684)
Other operating income	260	480

Operating income	1,486	1,527

Financing income	125	109
Financing charges, net	(281)	(253)

Operating income less financing income and expenses	1,330	1,383
Share in profit of associates	6	14

Profit before tax	1,336	1,397
Income taxes	(338)	(416)

Profit for the period	998	981

Attributable to:
Equity holders of the company (net income)	961	945
Minority interest	37	36

Profit for the period	998	981

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

Akzo Nobel’s total revenues developed as follows:

				Currency	Divestments/
In %	Total	Volume	Price	translation	acquisitions

Organon	3	2	–	1	–
Intervet	7	5	1	2	(1)
Coatings	6	(1)	5	1	1
Chemicals, present operations	4	1	3	–	–

Akzo Nobel	1	1	3	1	(4)[1]

1	Includes the effect of the Chemicals businesses divested in 2004.

Back to Contents

Operating Income
Operating income excluding incidentals from present operations was EUR 1,152 million, on balance down 6% compared with 2004. EBIT margin was 8.9% (2004: 10.0%) . Total operating income for the year decreased by 3% from EUR 1,527 million to EUR 1,486 million with an EBIT margin of 11.4% (2004: 11.9%) .

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

R&D Expenses
Akzo Nobel’s R&D expenses were EUR 810 million, which is equivalent to 6.2% of revenues. For 2004, this was EUR 826 million and 6.4%, respectively. In 2005, Organon spent 18% of its revenues on R&D. The Intervet ratio amounted to 10%, while for Coatings and Chemicals this ratio remained unchanged at around 3%.

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

Share in profit of associates
The share in profit of associates was EUR 6 million, down EUR 8 million compared to 2004. The overall operational performance of the associates on balance improved slightly, as higher results for Flexsys and most of the other Chemicals joint ventures more than offset the earnings decline at Methanor and the loss of earnings from the divested Catalysts joint ventures. 2005 earnings include net incidental losses of EUR 37 million (2004: EUR 29 million). These concerned an impairment charge for Methanor and charges related to guarantees for environmental costs at Acordis.

Back to Contents

Income Taxes
The tax charge decreased from 30% in 2004 to 25% in 2005. This is attributable to the geographical mix of the company’s results and favorable settlements of certain tax disputes.

Number of employees
The number of employees developed as follows:

Number of employees	December 31, 2005	Restructurings	Other changes	December 31, 2004

Organon	14,100	–	10	14,090
Intervet	5,260	–	(10)	5,270
Coatings	29,200	(500)	840	28,860
Chemicals	11,430	(390)	(70)	11,890
Others	1,350	(30)	40	1,340

Akzo Nobel	61,340	(920)	810	61,450

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

Organon’s contraceptive vaginal ring, NuvaRing®–which has now been introduced in more than 25 countries–is also continuing to enjoy steadily increasing sales in many markets. After a successful pilot in three states, a direct-to-consumer advertising campaign was launched in November to promote NuvaRing® throughout the United States, mainly consisting of television commercials.

Back to Contents

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

Intervet produced consistently strong results during 2005, as the strategic initiatives introduced in recent years began to pay off. Revenues increased by 7% to EUR 1,094 million, with volume growth being the main contributor. These increased volumes and the resulting boost in earnings were favorably impacted by efficiency improvements in manufacturing, supply chain, and marketing, and the result on the divestment of the feed additives business. Intervet was therefore able to deliver an operating income of EUR 238 million, up 29% from 2004 and equivalent to an EBIT margin of 21.8% .

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

Back to Contents

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

Coatings experienced a tough year due to steeply rising raw material prices and difficult economic conditions in mature markets, especially in Western Europe. Our businesses addressed these issues by focusing on tight cost control and by pushing through price increases. Coatings managed to keep profits at an acceptable level, although the ROI excluding incidentals slipped to just below 20%. Including incidentals, ROI was 17.8% .

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

Back to Contents

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

Chemicals

	Percentage		Percentage
	of revenues		of revenues
Business unit	2005	Country of origin	2005

Pulp and Paper Chemicals	22	The Netherlands	24
Base Chemicals	19	Germany	9
Functional Chemicals	17	Sweden	21
Surfactants	13	UK	1
Polymer Chemicals	12	Other European countries	10
Activities to be divested / classified		USA and Canada	21
as held for sale	17	Latin America	5
		Asia	7
		Other regions	2

Akzo Nobel Chemicals made good progress in 2005, as it successfully implemented a strategy to streamline its portfolio in order to competitively realign the business for sustainable growth, profitability, and leadership positions in selected markets.

Revenues and operating income improved compared to 2004. The record ROI excluding incidentals of more than 16% underlines the progress which has been made toward our medium term target of 17.5% . The overall performance improved across the board against a backdrop of raw material price increases and rising energy costs. Including incidentals, ROI was 14.4% .

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

The realignment of the Chemicals group also involved the planned divestment of a number of businesses with combined 2004 revenues of EUR 700 million. These businesses are among others Ink & Adhesive

Back to Contents

Resins, Oleochemicals, PVC Additives, Salt Specialties, Solar Salt Australia, and Methyl Amines/Choline Chloride. In the meantime, several of these businesses have been divested or offers have been received. The company completed all remaining divestments resulting from the strategic realignment of its Chemicals portfolio during the first half year of 2007. Recently, it was decided to withdraw Salt Specialties from its list of Chemicals businesses to be divested, as it became clear that a satisfactory deal based on the company’s original divestment offer would not be forthcoming. Flexsys, the 50/50-joint venture with Solutia, was divested per May 1, 2007.

With the five growth platforms now firmly established, our streamlined businesses are ready to fully implement the strategic plans for the future and expand both operations and profitability.

Geographic Developments

	Revenues,		Revenues,				Identifiable
	by destination		by origin		Operating income		assets
Millions of euros	2005	2004	2005	2004	2005	2004	2005	2004

The Netherlands	862	844	2,459	2,748	474	446	3,061	2,959
Germany	1,238	1,165	1,152	1,050	144	159	750	828
Sweden	516	509	1,237	1,155	137	33	863	847
United Kingdom	809	833	754	848	(59)	(57)	690	582
Other European countries	4,075	4,122	3,069	2,921	527	532	2,112	2,163
USA and Canada	2,400	2,445	2,116	2,221	(67)	60	1,959	1,794
Latin America	830	729	626	493	85	133	619	454
Asia	1,590	1,536	1,231	1,087	192	175	1,017	834
Other regions	680	650	356	310	53	46	329	295
Eliminations, cash and
cash equivalents, and
associates, net							1,025	1,195

Total	13,000	12,833	13,000	12,833	1,486	1,527	12,425	11,951

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

Back to Contents

LIQUIDITY AND CAPITAL RESOURCES

To Akzo Nobel's knowledge, and other than as disclosed herein, there are no trends or any demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material change in Akzo Nobel's liquidity. As of the date of this Annual Report, Akzo Nobel has no material commitments for capital expenditures other than arising from the normal course of business, and other than as disclosed herein, and, to the knowledge of Akzo Nobel, there are no material trends, favorable or unfavorable, in Akzo Nobel's capital resources. Akzo Nobel believes that its capital resources and funds generated by operations will be sufficient to satisfy present and future capital expenditures and other commitments in connection with its ongoing business. Akzo Nobel may, however, utilize other sources of funding, from time to time, as and when appropriate.

On March 12, 2007, the company announced its intention to divest Organon BioSciences to Schering-Plough following their EUR 11 billion binding cash offer. The parties expect the transaction could be completed in the second half of 2007, after consultation with social parties and clearance from regulatory bodies.

Condensed Statement of Cash Flows

Millions of euros	2006	2005 [1]	2004 [1]

Cashflow from operations	1,279	1,549	1,120
Changes in working capital	90	(248)	(32)
Changes in provisions	(262)	(598)	(63)

Net cash from operating activities	1,107	703	1,025

Capital expenditures	(529)	(514)	(551)
Investments in intangible assets	(12)	(67)	(28)
Net cash effect of acquisitions	(326)	(55)	(80)
Proceeds from divestments/redemptions	371	91	1,047
Loan to APF	19	(150)
Other	169	181	214

Net cash from investing activities	(308)	(514)	602

Cash dividends paid	(369)	(366)	(366)
Issue of shares	40
Changes in borrowings	(58)	(188)	(169)

Net cash used for financing activities	(387)	(554)	(535)

Effect of exchange rate changes on cash and cash equivalents and impact of IAS 32/39	(27)	40	(8)

Change in cash and cash equivalents	385	(325)	1,084

1 Reclassified for comparative reasons.

In 2006, cash increased EUR 0.4 billion, compared with a reduction of EUR 0.3 billion in 2005, and an increase of EUR 1.1 billion in 2004. The 2006 increase was generated by improved cash generated from operating activities, which was up EUR 0.4 billion to EUR 1.1 billion. 2004 included sizeable proceeds from divestments at Chemicals.

Back to Contents

Net cash from operating activities amounted to EUR 1.1 billion in 2006, compared to EUR 0.7 billion in 2005 (2004: EUR 1.0 billion). The cashflow from operations was EUR 0.4 billion above last year, mainly due to lower working capital requirements. Changes in provisions were also lower as 2005 included the one-time contributions to the company’s Pension Fund in the Netherlands due to the changes in the pension plan.

Net cash from investing activities was an outflow of EUR 0.3 billion compared to an outflow of EUR 0.5 billion last year and an inflow of EUR 0.6 billion in 2004. This decline is mainly attributable to lower proceeds from divestments and lower dividends received from associates.

Capital expenditures amounted to EUR 529 million (2005: EUR 514 million; 2004: EUR 551 million). Capital expenditures were 106% of depreciation. Targeted investments were in the emerging markets, particularly China and Central and Eastern Europe, where growth continued at high rates and where we opened several new factories. Chemicals investments included projects in the Netherlands and Sweden.

Investments in intangible assets in 2005 were mainly due to the new R&D collaboration contracts with Lexicon Genetics and Merck KGaA affiliate Laboratoire Théramex.

2006 acquisition expenditures predominantly concerned Sico, Flood, and Balakom at Coatings.

Proceeds from divestments in 2006 principally related to the sale of various activities under the Chemicals divestment program, which included the Ink & Adhesive Resins and the Solar Salt activities. 2004 proceeds principally stemmed from the divestment of Catalysts, Phosphorus Chemicals and Resins.

Net cash used for financing activities was with EUR 0.4 billion somewhat lower than in the two prior years. Dividends paid were at a similar level in all years. The main changes in borrowings in 2005 were the redemption of the NLG 500 million 1995-2005 bond (EUR 227 million), partially offset by the termination of a currency swap, which generated EUR 78 million1.

Akzo Nobel has a U.S. commercial paper program of USD 1.0 billion and a euro commercial paper program of EUR 1.5 billion. At December 31, 2006, these commercial paper programs were not used.

At December 31, 2006, the total amount of long-term credit facilities arranged by Akzo Nobel amounted to EUR 1.5 billion. This facility can be used for general corporate financing purpose and supports our commercial paper programs in the euro-market and in the United States. During 2006, none of the facilities were used.

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

1	In January 2005, the company terminated a currency swap contract whereby EUR 250 million floating-rate EURIBOR-related liabilities were swapped into USD 223 million LIBOR-related liabilities, generating EUR 78 million in cash proceeds. This swap was part of an interest rate currency swap whereby euro-denominated fixed rate liabilities were swapped into floating rate U.S. dollar- denominated liabilities.

Back to Contents

It should be noted, however, that the company’s present loan documentation does not include any rating covenants.

A security rating is not a recommendation to buy, sell or hold securities. The rating may be subject to revision or withdrawal at any time by the rating organization. Each rating should be valued independently of any other rating.

At December 31, 2006, the company had a cash and cash equivalents position of EUR 1.9 billion, which was freely available. The cash position was up EUR 0.4 billion on last year, mainly due to the improved funds from operations. Net interest-bearing borrowings1 were down EUR 0.5 billion to EUR 1.1 billion.

For additional information on the type of financial instruments used by the company, the maturity profile of the company’s debt, and the currency and interest rate structure of such debt, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” under Foreign Currency Exchange Risk Management and Interest Rate Risk Management.

Equity increased EUR 0.7 billion as a result of retained income.

Year-end gearing2 improved from 0.44 at December 31, 2005, to 0.26 at December 31, 2006.

Contractual obligations

The following table summarizes our principal contractual obligations at December 31, 2006.

Contractual obligations			Payments due by period
Millions of euros		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years

Long-term debt and capital lease obligations*	2,709	158	1,604	800	147
Commitments for interest**	387	130	189	63	5
Provisions	2,703	571	345	254	1,533
Deferred income	7	7
Deferred tax liabilities	174	24	7	9	134
Operating leases and other long-term
commitments	776	225	277	139	135
Commitments for raw materials and services	1,354	779	460	84	31
Commitments for capital expenditures	96	86	10

Total Contractual Obligations	8,206	1,980	2,892	1,349	1,985

*	Of which capital leases total EUR 36 million, reasonably spread over future years.
**	Interest commitments based on fixed interest rates. For some loans interest rate swaps were concluded, whereby the fixed rate is changed in a floating LIBOR or floating EURIBOR rate. Reference is made to Note 24 of the Notes to the Consolidated Financial Statements.

All purchase commitments for raw materials and services are in the ordinary course of business.

Guarantees related to associates totaled EUR 5 million (at December 31, 2005: EUR 3 million). As general partners in several partnerships, Akzo Nobel companies are liable for obligations incurred by these partnerships. At December 31, 2006, the risk ensuing from known liabilities associated with these partnerships was EUR 93 million (at December 31, 2005: EUR 113 million).

[1]	Defined as Long-Term Borrowings plus Short-Term Borrowings less Cash and Cash Equivalents.
[2]	Net Interest-Borrowings divided by Equity.

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

Guarantees related to associates totaled EUR 5 million (at December 31, 2005: EUR 3 million). As general partners in several partnerships, Akzo Nobel companies are liable for obligations incurred by these partnerships. At December 31, 2006, the risk ensuing from known liabilities associated with these partnerships was EUR 93 million (at December 31, 2005: EUR 113 million).

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and development spending amounted to EUR 826 million in 2004, EUR 810 million in 2005, and EUR 885 million in 2006. The company’s research and development policies are specific to each of its three groups. For additional information regarding the company’s research and development policies for the last three years, see Item 4 “Information on the company” under B. Business Overview.

CRITICAL ACCOUNTING POLICIES

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect amounts reported in the consolidated financial statements. The estimates and assumptions are based on experience and various other factors that are believed to be reasonable under the circumstances and are used to judge the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Revisions to accounting estimates are recognized in the period in which the estimate is revised, or in the revision and future periods if the changed estimates affect both current and future periods.

The most critical accounting policies involving a higher degree of judgment and complexity in applying principles of valuation are described below.

Impairment of intangible assets and property, plant and equipment
The company reviews noncurrent assets for impairment when events or circumstances indicate carrying values may not be recoverable. Assets subject to this review include property, plant and equipment and intangible assets. In determining property, plant and equipment and intangible assets, management must make significant judgments and estimates to determine if the future cash flows expected to be generated by those assets are

Back to Contents

less than their carrying value. Determining cash flows requires the use of judgments and estimates that have been included in the company’s strategic plans and long-term planning forecasts. The data necessary for the execution of the impairment tests are based on management estimates of future cash flows, which require estimating revenue growth rates and profit margins. Assets are written down to their recoverable value. This recoverable value of impaired assets is determined by taking into account these estimated cash flows and using a net present value technique based on discounting these cash flows with business-specific discount rates.

Changes in assumptions and estimates included in the impairment reviews could result in significantly different earnings than those recorded in the financial statements.

Accounting for income taxes
As part of the process of preparing consolidated financial statements, the company is required to estimate income taxes in each of the jurisdictions in which the company operates. This process involves estimating actual current tax expenses and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The company must then assess the likelihood that deferred tax assets will be recovered from future taxable income. In the event actual results differ from these estimates in future periods, and depending on the tax strategies that the company may be able to implement, changes to the deferred tax assets could be required, which could impact the financial position and results from operations.

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

Contingent liabilities and provisions for environmental matters, antitrust cases, other litigation, and tax disputes are discussed in Note 25 – Contingent liabilities and commitments. Estimates related to provisions for environmental matters are based on the nature and seriousness of the contamination as well as on the technology required for cleanup. The provision for antitrust cases is based on an estimate of the costs, fines, and civil damages, taking into account legal advice and the current facts and circumstances. Provisions for other litigation are also based on an estimate of the costs, taking into account legal advice and information currently available.

If the actual outcome differs from the assumptions and estimates, revisions to the estimated provisions would be required. This could impact our financial position and results from operations.

Provisions for termination benefits and exit costs also involve management’s judgment in estimating the expected cash outflows for severance payments and site closure or other exit costs. Should the actual cash outflows differ from the assumptions and estimates, additional charges would be required, which could impact our financial position and results from operations.

Accounting for pensions and other postretirement benefits
Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investment and funding decisions made by the company. The accounting requires management to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, mortality rates, and future healthcare costs. Periodically, management consults with external actuaries

Back to Contents

regarding these assumptions. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic costs incurred. For details on key assumptions and policies, see note 19.

It should be noted that when discount rates decline or rates of compensation increase – due to e.g. increased inflation – pension and postretirement benefit obligations will increase. Net periodic pension and postretirement costs might also increase, but that depends on the actual relation between the unrecognized loss and the so-called corridor (10% of the greater of benefit obligations and plan assets) as well as on the relative change of the discount rate versus the change of the benefit obligation.

NEW ACCOUNTING PRONOUNCEMENTS

IFRS
In 2005 and 2006 several new accounting pronouncements were issued, of which the company assessed that the following have an impact on the company’s consolidated financial statements.

IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures requires disclosures about the significance of financial instruments for an entity’s financial position and performance, and qualitative and quantitative disclosures on the risks arising from financial instruments. The standard becomes effective from 2007 onwards. The effect on the company’s disclosures is expected to be limited.

IAS 19 (Amendment), Employee Benefits, is mandatory for accounting periods beginning on or after January 1, 2006. It introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the consolidated financial statements.

IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts, applies to annual periods beginning on or after January 1, 2006. Under this standard, a financial guarantee contract is initially recognized at fair value and is subsequently measured at the higher of (a) the amount determined in accordance with IAS 37 and (b) the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18. Different requirements apply for the subsequent measurement of financial guarantee contracts that prevent derecognition of financial assets or result in continuing involvement. Financial guarantee contracts held are not within the scope of the standard.

IFRIC 4, Determining whether an Arrangement contains a Lease, applies to annual periods beginning on or after January 1, 2006. This Interpretation provides guidance for determining whether an arrangement, comprising a transaction that does not take the legal form of a lease but conveys a right to use an asset should be accounted for in accordance with IAS 17. The standard did not impact the consolidated financial statements.

IFRIC 9 Reassessment of Embedded Derivatives requires that only when there are changes to the contract a reassessment should be made of whether embedded derivatives should be separated from the underlying host contract. IFRIC 9 becomes effective for the 2007 financial statements and is not expected to have any impact on the consolidated financial statements.

IFRIC 10 Interim Financial Reporting and Impairments prohibits the reversal of an impairment loss recognized in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried

Back to Contents

at cost. IFRIC 10 is effective from 2007. It will apply prospectively from the date that IFRS was first implemented and does not impact the consolidated financial statements.

US GAAP
The Financial Accounting Standards Board (“FASB”) issued several pronouncements with an effective date on or after January 1, 2007, of which the following are applicable to the company.

In June 2006, the FASB issued FIN No. 48 'Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109’. This FASB interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Akzo Nobel will adopt FIN 48 effective January 1, 2007. The cumulative effect will be reported as an adjustment to the opening balance of retained earnings as of the date of adoption. Akzo Nobel is still in the process of determining the potential effects of FIN 48 on its consolidated financial position and results of operations.

In September 2006, the FASB issued FASB Statement No. 157, ‘Fair Value Measurement’ (SFAS 157). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is still in the process of evaluating the impact of adopting SFAS 157 on its results of operations and financial position.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, ‘Accounting for Planned Major Maintenance Activities’. This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for reporting periods beginning after December 15, 2006. The provisions of the Staff Position are consistent with the Company’s current policies and the Company does not anticipate that the adoption of the provisions of this guidance will have a material impact on its results of operation and financial presentation.

FORWARD LOOKING STATEMENT ON 2007

Akzo Nobel is well positioned for profitable growth, supported by favorable signs about the world economy. Provided that no major discontinuities occur, Akzo Nobel believes that it is well placed to outgrow its markets and further improve the financial returns in Coatings and Chemicals. Finally, Akzo Nobel is confident that the proposed separation of its pharmaceutical business will create further value for shareholders.

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

Appointment, Independence, and Composition

The nomination procedures outlined on page 94 and 95 for the members of the Supervisory Board and the Board of Management apply. As a general rule, based on the rotation schedule, a Supervisory Board member’s tenure is four years. In principle, members are eligible for reelection twice. However, in deviation of the Code (provision III.3.5), a member can be nominated for reelection more often if in a specific case this is considered to be in the company's interest. Accordingly, in 2005, Abraham Cohen was appointed for a fourth term.

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

The Chairman of the Supervisory Board determines the agenda and chairs the meetings of the Supervisory Board, monitors the proper functioning of the Supervisory Board and its Committees, arranges for the adequate provision of information to the members of the Supervisory Board, and acts on behalf of the Supervisory Board as the main contact for the Board of Management. He also initiates the evaluation of the functioning of the Supervisory Board and the Board of Management, and chairs the General Meeting of Shareholders. Until April 2006, the Supervisory Board was chaired by Aarnout Loudon, a former chairman of the Board of Management who retired from this position in 1994. This was a temporary deviation from the Code (provision III.4.2) . The company believed that in view of the experience and expertise of Mr. Loudon as Chairman of the Supervisory Board, it was in the best interest of the company that Mr. Loudon remained Chairman until his present term expired at the end of April 2006. The Annual General Meeting of Shareholders in 2004 confirmed this by reappointing Mr. Loudon accordingly. After his resignation from the Supervisory Board, this temporary deviation no longer exists.

Back to Contents

During 2006, the Supervisory Board consisted of the following persons:

Supervisory Board	Principal Occupation	Member since

Maarten van den Bergh[1,2] (1942, Dutch) Chairman	Former President of Royal Dutch Petroleum Company; Former Vice-Chairman Committee of Managing Directors of Royal Dutch/Shell Group plc; Former Chairman of the Board of Lloyds TSB Group plc; Nonexecutive Director of Royal Dutch Shell plc; British Airways plc; and BT Group plc	2005 Current term 2005-2009
Karel Vuursteen[3,7] (1941, Dutch)	Former CEO of Heineken; Deputy Chairman and Member of the Board of Directors of Heineken Holding; Member of the Supervisory Board of ING Group; Member of the Supervisory Board of Henkel; and Member of the Advisory Board of CVC Capital Partners Nederland	2002 Current term 2006-2010
Virginia Bottomley[2,3] (1948, British)	Former Secretary of State for Health and Member of the British Cabinet; Member of the House of Lords; Former Secretary of State for National Heritage; Governor of the London School of Economics; Governor of the Ditchley Foundation; Executive Director of Odgers Ray & Berndtson; and Trustee of the Economist newspaper	2000 Current term 2004-2008
Dolf van den Brink[4] (1948, Dutch)	Professor Financial Institution University of Amsterdam; Economic Advisor to the Managing Board of ABN AMRO Bank; Former Member of the Managing Board of ABN AMRO Bank; Chairman of the Supervisory Boards of Van der Moolen Holding and Nyenrode University; and Member of the Supervisory Board of Samas Groep	2004 Current term 2004-2008
Uwe-Ernst Bufe[5] (1944, German)	Former CEO of Degussa AG; Vice-Chairman Investment Banking and Deputy Chairman of the Supervisory Board of UBS Deutschland AG; Member of the Supervisory Board of Altana; and Member of the Supervisory Boards of Solvay and Umicore SA	2003 Current term 2003-2007
Antony Burgmans (1947, Dutch)	Chairman of Unilever NV and Unilever plc; Member of the International Advisory Board of Allianz AG; Nonexecutive Director of BP plc; and Member of the Advisory Board of CVC Capital Partners Nederland	2006 Current term 2006-2010
Abraham Cohen[5] (1936, American)	Former Senior Vice-President of Merck & Co.; Former President of Merck Sharp & Dohme International; Chairman of the Board of Directors of Vasomedical and of Neurobiological Technologies; Nonexecutive Director of Teva Pharmaceutical Industries, and of Chugai Pharmaceuticals	1992 Current term 2005-2009
Louis Hughes[6] (1949, American)	Chairman and CEO of GBS Laboratories LLC; Former President and COO of Lockheed Martin; Former Executive Vice-President of General Motors; Nonexecutive Chairman of Maxager Technology Inc.; Member of the Supervisory Board of MTU Aero Engines Holding AG; Member of the Board of Directors of AB Electrolux, Sulzer AG and ABB AG; and Executive Advisor of Wind Point Partners	2006 Current term 2006-2010
Cees van Lede (1942, Dutch)	Former Chairman of the Board of Management of Akzo Nobel; Chairman of the Supervisory Board of Heineken; Member of the Supervisory Board of Philips Electronics and Stork[8] ; Nonexecutive Director of Air Liquide, Reed Elsevier, Sara Lee Corp. and Air France/KLM; Chairman of the Board of Directors of INSEAD; and Senior Advisor for Europe of JP Morgan Chase plc	2003 Current term 2003-2007
Alain Mérieux (1938, French)	Chairman of bioMérieux; Director of Eurazeo and Compagnie Plastic Omnium SA	2002 Current term 2006-2010
Aarnout Loudon (1936, Dutch),	Retired as Chairman as of May 1 , 2006

[1]	Chairman of the Nomination Committee as of May 1, 2006	[5]	Member of the Audit Committee
[2]	Member of the Remuneration Committee	[6]	Member of the Audit Committee as of June 1, 2006
[3]	Member of the Nomination Committee	[7]	Chairman of the Remuneration Committee as of May 1, 2006
[4]	Chairman of the Audit Committee as of January 1, 2006	[8]	Temporary appointment by the enterprise chamber of the Amsterdam District Court

Back to Contents

The Supervisory Board is assisted by the Secretary. All members of the Supervisory Board have access to the advice and service of the Secretary, who is responsible for ensuring that the Supervisory Board procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations under the Articles of Association.

Changes in the Supervisory Board
Effective May 1, 2006, the Chairman of the Supervisory Board Mr. Loudon stepped down, having reached the age limit. The Supervisory Board and the Board of Management acknowledged a debt of gratitude to Mr. Loudon, who with his expertise and broad business experience has rendered outstanding service to the company over the past 37 years. During that time, he served for 29 years as respectively member of the Board of Management, Chairman of the Board of Management and Chairman of the Supervisory Board.

Also effective May 1, 2006, Mr. van den Bergh, former Chairman of Lloyds TSB Group plc and non-executive director of Royal Dutch Shell plc, was appointed Chairman of the Supervisory Board for a four-year term. Mr. Vuursteen was appointed Deputy Chairman as of the same date.

Having reached the age of 70, Mr. Cohen will resign from the Supervisory Board after the 2007 General Meeting of Shareholders. At the same time, Mr. Mérieux has informed the Supervisory Board and the Board of Management that, for personal reasons, he will resign from the Supervisory Board immediately after the 2007 General Meeting of Shareholders. The Supervisory Board acknowledges a debt of gratitude to both Mr. Cohen and Mr. Mérieux, who with their pharmaceutical expertise and broad business experience have rendered outstanding services to the company.

By May 1, 2007, the term of Mr. van Lede will have expired. Mr. van Lede holds supervisory and advisory positions at a number of multinational companies, and has, in addition, recently been appointed as a supervisory board member at Stork NV by the district court of Amsterdam. Mr. van Lede has therefore decided that he will not be available for reappointment. The Supervisory Board acknowledge a debt of gratitude to Mr. van Lede who, with his expertise and broad business experience, has rendered outstanding services to the company over the past 16 years, of which nine as Chairman of the Board of Management and four as member of the Supervisory Board.

At the 2006 General Meeting of Shareholders, Mr. Burgmans, Chairman of Unilever NV/plc and former Vice-Chairman of Unilever plc and Mr. Hughes, Chief Executive Officer of GBS Laboratories, and former Executive Vice-President of General Motors Corp. (USA); were appointed to the Supervisory Board for a four-year term.

The 2007 General Meeting of Shareholders appointed Mrs. Bruzelius, former CEO of ASEA Brown Boveri AB and Former Executive Vice- President of Skandinaviska Enskilda Banken, to the Supervisory Board for a four-year term. Furthermore, by May 1, 2007, the term of office of Mr. Bufe will have expired. Mr. Bufe was reappointed.

At the same time, 2007 General Meeting of Shareholders approved a reduction in the number of Supervisory Board members from ten members to eight members. The Supervisory Board and the Board of Management considered a reduction in the number of Board members a logical consequence of the separation of Akzo Nobel and Organon BioSciences into two separate companies as approved by the shareholders at the Extraordinary General Meeting of Shareholders on September 7, 2006.

All nominations were made in accordance with the membership profile, which can be found on Akzo Nobel’s corporate website.

Remuneration
Supervisory Board members receive a fixed annual remuneration which is determined by the General Meeting of Shareholders. In accordance with the Articles of Association, the Supervisory Board has determined

Back to Contents

additional remuneration for its Chairman and the members of its Committees. More information on the Remuneration of the Supervisory Board members can be found under B – Compensation.

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

The Audit Committee assists the Supervisory Board in overseeing the quality and integrity of the accounting, auditing, reporting, and risk management practices of the company, as well as on a number of other subjects, as included in its charter. Mr. van den Brink is Chairman of the Audit Committee. The Supervisory Board has determined that Mr. van den Brink meets the financial expert requirements pursuant to SOX and the Code and is “independent” under the meaning of Rule 10A-3 of the US Securities and Exchange Act of 1934, as amended.

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

The Remuneration Committee is responsible for drafting proposals to the Supervisory Board on the remuneration policy for the Board of Management, for overseeing the remuneration of individual members of the Board of Management and the remuneration schemes for Akzo Nobel executives involving Akzo Nobel shares. The Committee also prepares Supervisory Board proposals to the General Meeting of Shareholders concerning the remuneration of the members of the Supervisory Board. The Remuneration Committee was chaired by Mr. Vuursteen.

The Nomination Committee and the Remuneration Committee, consist of the same members.

Supervisory Board Activities
The full Supervisory Board met seven times during the course of 2006, which included one meeting fully dedicated to the company’s strategy. All meetings were plenary sessions with the full Board of Management and were well attended by all Supervisory Board members.

Back to Contents

The Supervisory Board held a separate meeting, which was attended in part by the CEO, during which the Supervisory Board conducted a self-assessment and appraised its committees, working methods, procedures, and performance, as well as evaluating the functioning of the Board of Management and its individual members. The Supervisory Board also assessed its relationship with the Board of Management and discussed the composition of the Supervisory Board and its committees.

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

In 2006, the Supervisory Board again devoted considerable time to discussions on the company’s strategy. The Supervisory Board reviewed and discussed in-depth with the Board of Management the overall company strategy and strategic options, including objectives, associated risks, and the mechanisms for controlling financial risks. During regular meetings, the company’s strategic direction was a major point of discussion.

On September 7, 2006 an Extraordinary General Meeting of Shareholders (EGM) was held at which it was decided to separate the pharmaceutical activities from the rest of Akzo Nobel. For these purposes, a new company, Organon BioSciences NV, was incorporated. Throughout 2006, the Supervisory Board was given an update at each meeting on preparations for the separation of the pharmaceutical business and later Organon BioSciences. The Supervisory Board approved the decision to separate Organon BioSciences through a listing of a minority stake on Euronext Amsterdam on February 28, 2007. Later this listing was superseded by the binding offer received from Schering-Plough on March 12, 2007.

Other discussion topics included:
–	the acquisition of Sico Inc., Canada;
–	SOX 404 implementation; and
–	risk Management.

The Board of Management keeps the Supervisory Board regularly informed of intended organizational changes and appointments of senior managers.

Audit Committee
The Audit Committee consists of four members and is chaired by Mr. van den Brink. Mr. Hughes was appointed by the Supervisory Board as a fourth member of the Audit Committee in June 2006.

The Audit Committee had seven regular meetings in 2006. In principle, the CEO, the CFO, the director of financial reporting, the internal auditor, and the lead partner of the external auditor, KPMG, attend all regular meetings. In addition, the Audit Committee met once without management being present to conduct self-evaluation and appraise performance. A meeting with only the internal auditor, and one with only the external auditor present, was also held.

The Audit Committee discussed Financial Statements, the Annual Report on Form 20-F for SEC filing, internal and external control procedures, the implementation of SOx 404, risk management, Internal Auditing reports, planning, tax strategy, and the external auditor’s performance and independence. Before each announcement of quarterly results, the Audit Committee was informed of the figures and consulted on the reports and press releases to be published.

Back to Contents

The Audit Committee further discussed such items as:

–	KPMG’s management letter and the Board of Management’s follow up;
–	SOX 404 implementation;
–	KPMG’s engagement letter, fee and audit plan;
–	legal and environmental provisions; and
–	tax provisions and policy.

Issues discussed in Audit Committee meetings are reported back to the full Supervisory Board in subsequent meetings of this Board.

Remuneration Committee
The Remuneration Committee consists of four members and is chaired by Mr. Vuursteen. The Committee met four times in 2006, with three of the meetings being combined sessions with the Nomination Committee.

In 2006, The Remuneration Committee made recommendations on the remuneration and remuneration policy for the members of the Board of Management, including personal targets, and made recommendations on the remuneration of the Supervisory Board, which were approved by the Supervisory Board and adopted by the 2006 General Meeting of Shareholders.

More information on the remuneration of the Board of Management and the proposed revised remuneration of the Supervisory Board can be found under B – Compensation.

Nomination Committee
The Nomination Committee consists of four members and is chaired by Mr. van den Bergh. The Committee met four times in 2006, with three of the meetings being combined sessions with the Remuneration Committee. The Nomination Committee made proposals as described above for the appointment of Mrs. Bruzelius in 2007 in the Supervisory Board and for the reduction of the number of Supervisory Board members by two.

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

Back to Contents

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

The Board of Management appoints its own secretary, who may be and at this moment is the same person as the Secretary of the Supervisory Board. This is Mr. G.R. Wladimiroff, G.R. (1967, Dutch), serving in this capacity since 2006.

During 2006, the Board of Management consisted of the following persons:

		Served in such or
Board of Management	Position with company	similar capacity since

Hans Wijers	Chairman and CEO	2002
(1951, Dutch)	Coatings
Rob Frohn	CFO	2004
(1960, Dutch)
Toon Wilderbeek[1]	Pharma	2002
(1950, Dutch)
Leif Darner	Chemicals	2004
(1952, Swedish)

[1] Resigned effective February 28, 2007.

In connection with the separation of Akzo Nobel, Mr. Wilderbeek resigned from the Board of Management of Akzo Nobel effective February 28, 2007. The Supervisory Board proposed a reduction in the total number of members of the Board of Management by one, which was approved at the 2007 General Meeting of Shareholders. A Board of Management of three is seen as a logical consequence of the separation of Organon BioSciences.

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

Back to Contents

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

Members of the Board of Management are allowed to hold a maximum of two supervisory board memberships in other listed companies. This is in line with the Code (provision II.1.7) . The exception to this rule is that in the year prior to their retirement, Board of Management members are allowed to hold more than two supervisory board memberships in order to allow them to prepare for postretirement, as long as this does not interfere with the performance of their tasks as members of the Board of Management. Acceptance of external supervisory board memberships is subject to approval by the Supervisory Board, which power has been delegated to the Chairman of the Supervisory Board.

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

Back to Contents

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

B. COMPENSATION

Remuneration in 2006

Pursuant to the Dutch “Disclosure of Remuneration of Board Members Act,” total remuneration and shares held by members of the Supervisory Board and the Board of Management are specified below.

In 2006, the aggregate remuneration of the Supervisory Board and Board of Management was EUR 6.8 million. The aggregate amount set aside or accrued by the company in 2006 to provide pension, retirement or similar benefits for those individuals was EUR 1.1 million, while the aggregate amount of other compensations was EUR 0.2 million.

Back to Contents

Supervisory Board
In respect of their functions the members of the Supervisory Board received the following total remuneration:

In euros				2006	2005
		Committee	Attendance	Total
	Remuneration	allowance	fee	remuneration

Maarten van den Bergh, Chairman1)	63,700	12,300	16,000	92,000	32,000
Aarnout Loudon2)	17,300	2,300		19,600	59,000
Karel Vuursteen3)	53,700	12,300		66,000	48,000
Virginia Bottomley4)	47,000	9,000	11,000	67,000	48,000
Dolf van den Brink5)	47,000	15,700	1,000	63,700	52,000
Uwe-Ernst Bufe5)	47,000	12,300	24,000	83,300	53,000
Antony Burgmans6)	33,300			33,300
Abraham Cohen5)	47,000	12,300	13,000	72,300	54,000
Louis R. Hughes7)	33,300	10,000	25,000	68,300
Cees van Lede	47,000			47,000	41,000
Alain Mérieux	47,000		8,500	55,500	41,000

1)	From May 1, 2006, Chairman and member of the Remuneration Committee and member of the Nomination Committee.
2)	Until May 1 , 2006, Chairman and member of the Remuneration Committee and member of the Nomination Committee.
3)	From May 1, 2006, Deputy Chairman and member of the Remuneration Committee and member of the Nomination Committee.
4)	Member of the Remuneration Committee and member of the Nomination Committee.
5)	Member of the Audit Committee.
6)	From May 1, 2006, member of the Supervisory Board.
7)	From May 1, 2006, member of the Supervisory Board Member and from June 1, 2006 member of the Audit Committee.

In accordance with the articles of association and good corporate governance practice, the remuneration of Supervisory Board members is not dependent on the results of the company. As from May 1, 2006, the remuneration of the members of the Supervisory Board has been changed. Fixed remuneration has been changed into EUR 75,000 (2005: EUR 52,000) for the Chairman, EUR 60,000 (2005: EUR 41,000) for the Deputy Chairman and EUR 50,000 (2005: EUR 41,000) for the other members. Members of committees receive an extra compensation. Attendance fees have been increased with respect to members living outside Europe and in Europe but outside the Netherlands. Members living in the Netherlands do not receive an attendance fee.

The company does not grant stock options and/or shares to its Supervisory Board members and does not provide loans to them.

Travel expenses and facilities for members of the Supervisory Board are borne by the company and reviewed by the Audit Committee.

Former members of the Supervisory Board did not receive any remuneration.

Board of Management

General
The remuneration policy and the individual service contracts of the members of the Board of Management are determined by the Supervisory Board within the framework of the remuneration policy as adopted by the General Meeting of Shareholders. The Supervisory Board’s Remuneration Committee prepares all relevant information and provides advice to the Supervisory Board on all matters relating to the remuneration and other conditions of employment of the Board of Management.

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

This remuneration package is based on a remuneration policy as adopted by the General Meeting of Shareholders in April 2005. It is the company’s policy to move gradually toward overall remuneration levels that are at the median level of the external benchmark of the following peer group of companies:

–	Aegon	–	Royal Ahold
–	Ciba Specialty Chemicals	–	Royal DSM
–	Clariant	–	Royal KPN
–	Heineken	–	Royal Numico
–	ICI	–	Solvay
–	Reed Elsevier	–	TNT
–	Rhodia	–	Wolters Kluwer

Royal Ahold and Royal KPN and Wolters Kluwer are not included in the peer group for the CEO. The peer group included five direct competitors of Akzo Nobel. The Supervisory Board is of the opinion that it is relevant to incorporate compensation data from direct competitors to ensure that information relating to the specific industry pay levels and policies is available. In line with the company’s remuneration policy, variable performance-related remuneration is an important part of total compensation.

Base salary
The objective of the base salary is to enable recruitment and retention of top managers of a major international company.

While the focus on variable performance-related compensation elements will continue, the base salaries need to become more aligned with the market median in order to remain competitive. The Supervisory Board considers each

Back to Contents

year whether the circumstances allow a reconsideration of the base salaries.

Short-term incentive (annual bonus)
The target short-term incentive (annual bonus) is at 100% of the base salary for the CEO and at 65% for the other members of the Board of Management.

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

The performance measure EVA is used in order to encourage the Board of Management to create long-term value for the company’s shareholders and other stakeholders. EVA is calculated by deducting from net operating profit after taxes (NOPAT) a capital charge representing the cost of capital calculated on the basis of an average return investors expect. The elements of the EVA calculation cannot be derived directly from the data given in the financial statements, as it takes into account certain adjustments such as addition of non-recurring items and special treatment of strategic investments, acquisitions and divestments.

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

Under the stock option plan, stock options will be conditionally granted on performance upon vesting. The number of stock options that will be granted to the Board of Management is determined by the Supervisory Board. Market levels, as well as company-specific circumstances, will be taken into account in determining the appropriate conditional number of options to be granted. The actual number of options which the Board of Management receives depends on the company’s performance during a three-year vesting period. The total option term is seven years.

The performance measure used to determine the number of options that vest is set by the average of the results of

Back to Contents

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

As a policy, the exercise price of the stock options is the Euronext Amsterdam opening price on the first day after the General Meeting of Shareholders that the Akzo Nobel share is quoted ex-dividend.

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

Due to a merger or takeovers of three companies of the peer group (Degussa, Schering and Serono) these companies are replaced by two new companies (Rohm & Haas and Sherwin Williams).

The TSR will be compared with the following peer group:

–	Bayer	–	PPG Industries
–	CIBA Specialty Chemicals	–	Rohm & Haas
–	Clariant	–	Royal DSM
–	Dow Chemical Company	–	Sherwin Williams
–	DuPont de Nemours	–	Solvay
–	ICI	–	UCB
–	Merck KGaA	–	Valspar
–	Novo Nordisk

Based on this peer group, Akzo Nobel will be ranked for its total return to shareholders. Independent external specialists will conduct this analysis to determine the number of shares that will vest over a three-year period. The determination of the final ranking (and thus the vesting of shares) will be reviewed by the company’s auditors at the end of the performance period.

Given the company’s historical performance, market expectations, and strategy, the following performance incentive zone will apply. There will be no shares that vest for a position below the tenth position of the 15 peer companies. For the fifth position, all shares conditionally granted will vest. The maximum number of shares will vest only for the first position within the peer group. This is 150% of the target value of the number of shares conditionally granted.

The expected value of the performance share plan is based on probability analyses. In valuating its incentive plans, the company is assisted by independent external advisers.

Back to Contents

Pensions
The pension plan for all the members of the Board of Management is based on an income- and age-related defined contribution plan and in line with the pension legislation as from January 1, 2006. The available premium is invested with a pension fund. The pension payment at pension age depends on the premiums received and the investment results during the period. The premium percentages to be paid for the Board member concerned are fixed by the Supervisory Board taking into account pension build up (internally or externally) in the period preceding the appointment as Board member and the rules applicable in the country of origin. External reference data can be used in determining market competitive levels of pension arrangements. If applicable, pension rights built up in the period preceding Board membership will be adjusted in conformity with the relevant rules and regulations. Members of the Board of Management pay a personal contribution.

Members of the Board of Management normally retire in the year that they reach the age of 62.

Employment agreements
Employment agreements for members of the Board of Management appointed in 2004 and subsequent years are concluded for a period of four years in conformity with the Dutch Corporate Governance Code. After this initial term, reappointments may take place for consecutive periods of four years each or so much shorter as will follow from the application of the date of retirement. If reappointment does not take place and the employment agreement between the Board member concerned and Akzo Nobel NV is not continued, the Board member will be entitled to a severance payment, established in accordance with the Dutch Corporate Governance Code. The amount of this severance payment shall in principle not exceed the equivalent of one year of base salary, or in case of termination upon the first term of four years, two years of base salary. The employment agreements for the members of the Board of Management appointed before 2004 have not been adjusted in this respect. However, the Supervisory Board has the intention to take the provisions of the Code as guidance for establishing severance payments. The employment contracts allow the Supervisory Board to request a Board member to resign between the age of 60 and the regular retirement age for effective succession planning within the Board. In such an exceptional situation, the Board member concerned will be entitled to fixed salary payments until the date of retirement.

The notice period by the Board member is subject to a term of three months; notice by the company shall be subject to a six months term.

Remuneration in 2006

General
The remuneration decisions made in 2006 are in line with the remuneration policy as adopted by the General Meeting of Shareholders. The Supervisory Board considered the median market development of the peer group. The remuneration policy stresses the importance of the variable remuneration components. In 2006, the value of fixed and variable components at target levels breaks down as follows:

	CEO	Other Board members	Average

Fixed	36.3%	42.7%	40.9%
Variable	63.7%	57.3%	59.1%

This breakdown is in line with the policy to provide a highly performance-related remuneration package. The variable components are related to stretching performance targets. Therefore, the reward related to these components may be lower than indicated. Only in case actual performance exceeds targeted performance a reward may be granted that is higher than indicated.

Back to Contents

Base salary 2006
The salaries of the members of the Board of Management were increased by 3% on January 1, 2006. The base salary was fixed at EUR 685,000 on a yearly basis for the CEO and EUR 489,300 for the other members.

In spite of the salary adjustment in 2006, the base salary level of the CEO remains approximately 24% below the median level of the peer group of companies used in the external comparison. For the other members, the percentage amounts to approximately 12% below the median level.

Short-term incentive (annual bonus) 2006
Bonuses, to be paid out over 2006 to the members of the Board of Management, are based on achieved target performance and a score of the P&D Dialog which exceeded 100%. The increase of the bonus for the chairman is reflecting the increase of the at-target bonus from 80% to 100% (as decided by the shareholder meeting in 2006) and the strong company performance.

Long-term incentives 2006
Under the option plan applicable as from the year 2004, 19,800 conditional options were granted to the CEO and 13,000 to the other members of the Board of Management. The number of performance-related shares granted to the members of the Board of Management in 2006 amounted to 23,000 for the CEO and 15,100 for the other Board members.

With respect to the performance shares granted in 2004, calculation of the TSR performance has been made for the companies of the peer group. In order to adjust for changes in exchange rates, all native currencies are converted into euros. Based on the EOI performance over the period 2004-2006, all stock options (conditionally) granted to the members of the Board of Management became unconditional.

Akzo Nobel’s performance over the period January 1, 2004 to December 31, 2006, resulted in a ninth position within the ranking of the peer group companies. Consequently, the final vesting percentage of the 2004 grant equals 40%, resulting in a definitive grant of shares (including the compounded dividend yield till December 31, 2006) of 14,596 shares for the CEO and 9,731 shares for the other members of the Board of Management.

Akzo Nobel’s Total Shareholder Return, compared with the adjusted peer group over a three-year period, determines the following position with regard to the performances shares, granted in 2005 and 2006:

–	for the two-year period ending 2006: Akzo Nobel’s position is 6 (2005: 7); and
–	for the one-year period ending 2006: Akzo Nobel’s position is 6.

Back to Contents

Overview of Remuneration 2006
The members of the Board of Management received the following salaries, performance-related bonuses, emoluments and other compensations.

In euros	2006	2005

Hans Wijers, Chairman
Salary	685,000	665,000
Bonus	1,020,500	790,000
Other emoluments	3,600	6,600

Leif Darner
Salary	489,300	475,000
Bonus	474,500	460,000
Other emoluments	3,600	4,800

Rob Frohn
Salary	489,300	475,000
Bonus	474,500	460,000
Other emoluments	5,900	7,100

Toon Wilderbeek
Salary	489,300	475,000
Bonus	474,500	460,000
Other emoluments	3,600	3,200

Other emoluments concern employer’s charges (social contributions and healthcare contributions).

Other Compensations
Other compensations for members of the Board of Management borne by the company amounted to EUR 123,400 for Mr. Darner, related to compensation for living expenses and contributions to an international school. The compensation fee for Mr. Frohn relating to his move to the Netherlands amounted to EUR 34,600.

Pension Charges
After deduction of any contributions made by members of the Board of Management, pension expenses borne by the company were as follows:

In euros	2006	2005

Hans Wijers, Chairman	421,300	354,600
Leif Darner	218,800	167,900
Rob Frohn	144,900	111,900
Toon Wilderbeek	263,500	261,400

Incentives
In 2006, conditional and performance-related stock options and shares were granted to the members of the Board of Management.

Back to Contents

The aggregate number of options held by the members of the Board of Management at December 31, 2006, is as follows:

Number of options	Year of issue	Exercise price in EUR	Outstanding at December 31, 2005	Granted in 2006	Exercised in 2006	Outstanding at December 31, 2006	Expiry date

Hans Wijers	2002	46.53	14,850			14,850	April 25, 2012
	2003	19.51	29,700			29,700	April 22, 2010
	2004	31.45	23,000			23,000	April 25, 2011
	2005	31.98	23,000			23,000	April 24, 2012
	2006	46.46		19,800		19,800	April 27, 2013
Value outstanding
options, in EUR						1,723,800

Leif Darner	2001	46.75	4,950		(4,950)
	2002	46.53	4,950			4,950	April 25, 2009
	2003	19.51	4,950			4,950	April 22, 2010
	2004	31.45	15,000			15,000	April 25, 2011
	2005	31.98	15,000			15,000	April 24, 2012
	2006	46.46		13,000		13,000	April 27, 2013
Value outstanding
options, in EUR						701,500

Rob Frohn	2001	46.75	4,950		(4,950)
	2002	46.53	4,950			4,950	April 25, 2009
	2003	19.51	4,950			4,950	April 22, 2010
	2004	31.45	15,000			15,000	April 25, 2011
	2005	31.98	15,000			15,000	April 24, 2012
	2006	46.46		13,000		13,000	April 27, 2013
Value outstanding
options, in EUR						701,500

Toon Wilderbeek	2001	46.75	6,600		(6,600)
	2002	46.53	3,300			3,300	April 25, 2009
	2002	46.53	13,200			13,200	April 25, 2012
	2003	19.51	26,400			26,400	April 22, 2010
	2004	31.45	15,000			15,000	April 25, 2011
	2005	31.98	15,000			15,000	April 24, 2012
	2006	46.46		13,000		13,000	April 27, 2013
Value outstanding
options, in EUR						1,346,800

For the performance-related shares granted to the members of the Board of Management in 2004, a calculation of the TSR performance of the peer group companies, based on their home/primary listing were made by independent external specialists. The TSR was calculated over the period from January 1, 2004 through December 31, 2006. Akzo Nobels’ TSR performance over this period resulted in a no. 9 ranking. In conformity with the Akzo Nobel Performance Share Plan as approved by the General Meeting of Shareholders, the final vesting percentage of the 2004 grant equals 40%.

Back to Contents

Number of performance-related shares	Series	Outstanding at December 31, 2005	Granted in 2006	Accumulated dividend till December 31, 2006[1]	Forfeited	Vested on January 1, 2007	Outstanding at December 31, 2006

Hans Wijers	2004-2006	33,000		1,396	(19,800)	14,596
	2005-2007	33,000		2,112			35,112
	2006-2008		23,000	607			23,607

Leif Darner	2004-2006	22,000		931	(13,200)	9,731
	2005-2007	22,000		1,408			23,408
	2006-2008		15,100	399			15,499

Rob Frohn	2004-2006	22,000		931	(13,200)	9,731
	2005-2007	22,000		1,408			23,408
	2006-2008		15,100	399			15,499

Toon Wilderbeek	2004-2006	22,000		931	(13,200)	9,731
	2005-2007	22,000		1,408			23,408
	2006-2008		15,100	399			15,499

1. Equivalant in shares to accumulated dividend.

The shares granted under the Performance Share Plan will be conditional to a performance period of three years. The shares will be retained for a period of five years by the members of the Board of Management.

The share price of a common share Akzo Nobel NV used in the calculations as at December 29, 2006 was EUR 46.21 (2005: EUR 39.15)

C. BOARD PRACTICES

Rules of Procedure, Codes of Conduct, Complaints Procedures

The Supervisory Board has adopted Rules of Procedure that address internal procedural issues for the Board of Management. The members of the Board of Management are subject to the Akzo Nobel Rules on Inside Information, which limits their opportunities to trade in Akzo Nobel–and in certain circumstances–other company’s shares. Transactions in Akzo Nobel shares executed by the Board of Management are notified to the Dutch Authority for the Financial Markets in accordance with Dutch law and, if necessary, to other relevant authorities.

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

Back to Contents

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

Akzo Nobel N.V. does not follow the requirements of Rule 4350(b)(1)(A) and Rule 4350(g). Rule 4350(b)(1)(A) states that each issuer shall distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries. The report shall be distributed to shareholders a reasonable period of time prior to the company's annual meeting of shareholders and shall be filed with NASDAQ at the time it is distributed to shareholders. Rule 4350(g) states that each issuer shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to NASDAQ. It is not common practice in the Netherlands nor is it required by Dutch law for listed companies to voluntarily distribute to shareholders copies of the annual report containing audited financial statements of the company and its subsidiaries. The same can be said for soliciting proxies and providing proxy statements for meetings of shareholders.

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

Back to Contents

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

D. EMPLOYEES

The tables below set forth the distribution of the number of employees per group and geographical area for the last three fiscal years.

	Number of employees per segment, December 31
	2006	2005	2004

Organon	13,710	14,100	14,090
Intervet	5,370	5,260	5,270
Coatings	31,660	29,200	28,860
Chemicals	9,680	11,430	11,890
Other	1,460	1,350	1,340

Total	61,880	61,340	61,450

	Number of employees by country or region, December 31,
	2006	2005	2004

The Netherlands	11,130	11,580	11,320
Germany	4,020	4,120	4,140
Sweden	3,890	3,950	4,000
United Kingdom	3,880	4,100	4,250
Other European countries	13,350	12,850	13,460
USA and Canada	8,840	8,210	8,380
Latin America	4,360	4,390	4,420
Asia	10,320	9,810	9,190
Other regions	2,090	2,330	2,290

Total	61,880	61,340	61,450

At the end of 2006, the company had 61,880 employees, compared with 61,340 at year-end 2005. Growth of our business in emerging markets resulted in a workforce expansion of 1,220, while restructuring programs in Coatings, Chemicals, and Organon in the mature markets resulted in a decrease of 1,160. Acquisitions (2,000) and divestments (1,520) on balance added 480.

Back to Contents

The company generally has good relationships with the labor unions.

E. SHARE OWNERSHIP

Shares of Akzo Nobel N.V. held by the Members of the Supervisory Board and the Board of Management

At May 31, 2007, the members of Supervisory Board held 900 Akzo Nobel N.V. common shares and did not hold any other Akzo Nobel N.V. securities.

The ownership of Akzo Nobel N.V. common shares breaks down as follows:

Number of shares

Virginia Bottomley	500
Karel Vuursteen	400

At May 31, 2007, the members of the Board of Management held 41,922 Akzo Nobel N.V. common shares, which do not include the conditional entitlements on performance-related shares, for which reference is made to Item 6.B. The ownership breaks down as follows:

Number of shares

Hans Wijers	20,530
Leif Darner	8,661
Rob Frohn	12,731

Members of the Board of Management held no options other than the stock options disclosed in Item 6.B.

No member of the Supervisory Board or the Board of Management beneficially owns more than 1 percent of Akzo Nobel N.V. common shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As required by the Disclosure of major Holdings in Listed Companies Act 1996, the Netherlands Authority for the Financial Markets announced in July 2002 that ING had acquired a position of 5 percent in Akzo Nobel common shares. At May 31, 2007, ING held 14,984,723 common shares, representing 5.3 percent of Akzo Nobel common shares outstanding. ING does not have any different voting rights from the rights of other common shareholders.

At year-end 2006, Akzo Nobel estimates that there were approximately 50% of its shares (including ADRs) held in the United States, 20% in the Netherlands, 11% in the United Kingdom, and 19% in other countries. About 10% of the total number of shares were owned by private investors and 90% by institutional investors.

Back to Contents

In February 1989, Akzo Nobel established a sponsored American Depositary Receipt facility with Morgan Guaranty Trust Company of New York, as depositary, pursuant to which American Depositary Receipts (“ADRs”) representing American Depositary Shares (“ADSs”) are issued. In October 1999, Akzo Nobel terminated its depositary arrangements with Morgan Guaranty Trust Company and appointed Citibank, N.A., as depositary for its ADR facility. In October 2004, Akzo Nobel terminated its depositary arrangements with Citibank, N.A. and appointed Deutsche Bank Trust Company Americas, as depositary for its ADR facility. In connection with the four-for-one stock split, which took effect on July 1, 1998, the ADSs were redenominated so that one ADS represents one Akzo Nobel common share (until July 1, 1998 each ADS represented one-half of a common share of Akzo Nobel). Akzo Nobel has been informed by the depositary that in the United States as of May 31, 2007, there were 22,835,045 sponsored ADSs (representing 8 percent of the outstanding common shares) which were held by 1,755 record holders.

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

Back to Contents

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

B. RELATED PARTY TRANSACTIONS

The associates of Akzo Nobel N.V. are shown in Exhibit 8, to which reference is made. Certain associates sell goods and provide services to consolidated Akzo Nobel companies. In addition, consolidated Akzo Nobel companies sell goods and provide services to certain associates. Such transactions were not significant on an individual or aggregate basis. These transactions were conducted at arm’s length with terms comparable to transactions with third parties.

In the ordinary course of business the company has transactions with various organizations with which certain of its members of the Supervisory Board or Board of Management are associated but no material transactions responsive to this item have been entered into in the period commencing January 1, 2004 to the date of this report. Likewise there have been no transactions with members of the Supervisory Board or Board of Management, any other senior management personnel or any family member of such persons. Also no loans have been extended to members of the Supervisory Board or Board of Management, any other senior management personnel or any family member of such persons.

C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

Item 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

See Item 18 “Financial Statements” for the Consolidated Financial Statements of the company. The consolidated financial statements of Akzo Nobel have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the EU. IFRS as adopted by the EU is the same for Akzo Nobel as IFRS promulgated by the International Accounting Standards Board.

Legal Proceedings

See Note 25 of the Notes to the Consolidated Financial Statements in this report.

Dividend Policy

It is Akzo Nobel’s current intention to pay a dividend of 35 – 40 percent of net income excluding restructuring and impairment charges and results on divestments, but this is subject to earnings, management’s views on the business and allocation of capital, as well as the impact of acquisitions and divestments, and so could change at any time.

Back to Contents

B. SIGNIFICANT CHANGES

Report for the First Quarter of 2007
The report for the first quarter of 2007 was published on April 24, 2007 and a Form 6-K was furnished with the SEC on the same date. The report is incorporated by reference in this Annual Report.

Binding cash offer for Organon BioSciences from Schering-Plough
After a comprehensive review of all the options for Akzo Nobel’s businesses going forward, during 2006 management concluded that the most appropriate solution for all parts of the business was to separate Organon and Intervet from our Coatings and Chemicals activities. In order to prepare for this separation we incorporated our Pharma activities into a holding company: Organon BioSciences. On March 12, 2007, the company announced its intention to divest Organon BioSciences to Schering-Plough, following their EUR 11 billion binding cash offer. After careful consideration it was concluded that this cash offer represented full value to Akzo Nobel, while providing a new home for Organon BioSciences as it becomes part of Schering-Plough–one of the largest pharmaceutical companies in the world. The parties expect that the transaction could be completed in the second half of 2007, after consultation with social partners and clearance from regulatory bodies. At December 31, 2006, the company had not made a decision to sell Organon BioSciences, but was in the process of preparing for an IPO, while still retaining a majority control of Organon BioSciences. Therefore, it was not a discontinued operation at December 31, 2006.

EUR 1.6 billion share buyback program
On April 24, 2007, the company announced that it would commence a EUR 1.6 billion open market share buyback program on May 3, 2007. At the current share price, this represents approximately 10% of the common shares outstanding. Following shareholder approval on April 25, 2007, the repurchased shares will be cancelled. The open market repurchase program is expected to be completed by the end of 2007. The repurchase price will be based on the daily VWAP (Volume Weighted Average Price) and the program will be in full compliance with the Safe Harbor trading and volume restrictions of the Market Abuse Directive. Akzo Nobel provides weekly progress updates to the market. Up to June 8, 2007, 6,430,000 common shares have been purchased for a total amount of EUR 383.1 million.

Flexsys divestment
The company’s 50%-stake in Flexsys was divested per May 1, 2007.

Court case in the Netherlands on pensions
Late January 2006, Akzo Nobel Nederland B.V. and the Akzo Nobel Pension Fund in the Netherlands received a summons from the Association of Retired Akzo Nobel Employees with regard to the changed financing of the company's Dutch pension plan. In January 2007, the court dismissed all claims against Akzo Nobel Nederland BV and the Akzo Nobel Pension Fund. The Association of retired Akzo Nobel Employees has instituted an appeal against the judgment of the court.

Item 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The tables below sets forth the high and low sales prices for Akzo Nobel common shares on the EURONEXT stock exchange in Amsterdam during the periods indicated and for the ADSs on NASDAQ/NMS. One ADS represents one Akzo Nobel common share.

Back to Contents

		Amsterdam		NASDAQ/NMS
		High	Low	High	Low
		In euros per share		In U.S. dollars per ADS

2002		54.50	27.25	47.30	27.56
2003		32.44	16.00	38.67	18.12
2004		33.79	24.87	43.75	30.88
2005		40.18	30.82	47.16	38.96
2006		49.41	38.30	62.19	46.46

2005	1st quarter	35.54	30.96	46.16	39.56
	2nd quarter	36.28	30.82	46.84	38.96
	3rd quarter	36.40	32.23	43.84	39.33
	4th quarter	40.18	34.65	47.16	42.25
2006	1st quarter	45.60	38.30	54.72	46.46
	2nd quarter	49.41	39.14	59.90	49.42
	3rd quarter	48.78	40.15	61.75	50.27
	4th quarter	48.80	41.75	62.19	53.63

December 2006		46.30	42.90	61.02	57.23
January 2007		49.75	46.25	63.83	61.15
February 2007		48.85	44.55	63.65	60.11
March 2007		57.61	44.41	76.47	58.24
April 2007		60.38	56.18	81.09	76.00
May 2007		61.32	57.99	82.00	78.51

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

As of May 31, 2007, the Akzo Nobel common shares were listed on the following stock exchanges:

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

The Articles of Association were amended by resolution of the General Meeting of Shareholders on April 21, 2005. The amended Articles of Association came into effect on July 1, 2005. The amended Articles were furnished on Form 6-K on July 12, 2005.

The company’s authorized capital is EUR 1,600,019,200, which is divided into 48 priority shares of EUR 400 each, 600,000,000 common shares of EUR 2 each, and 200,000,000 cumulative preferred shares of EUR 2 each, divided into fifty series numbered 1 through 50 of 4,000,000 shares each. As of December 31, 2006, 48 priority shares and 287,268,350 common shares were issued and fully paid up.

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

[1]	All references to the Articles of Association and the Dutch Civil Code are based upon English translations of such documents and are qualified by the original Dutch provisions.

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

A member of the Board of Management shall be appointed for a maximum period of four years, provided however that unless such member of the Board of Management has resigned at an earlier date, his term ofoffice shall lapse on the day, in the fourth year after the year of his appointment, on the last day of the month in which the annual General Meeting is held. A member may be reappointed with due observance of the preceding sentence. By resolution of the General Meeting of Shareholders, the maximum period of four years may be deviated from.

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

With due observance of the mandatory rules of law and of the provisions of the Articles, the Board of Management may issue further instructions concerning the manner in which shareholders and other persons entitled to attend shareholders' meetings may exercise their rights.

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
(b)	in the case of a holder of bearer shares, a usufructuary with the right to vote, or a pledgee with the right to vote, provided that he has deposited the document evidencing his right not later than on the day named inthe convening notice, which day cannot be earlier than seven and not later than five clear days before the day of the meeting (not counting the day that the share certificates were deposited or the day of the meeting), at the venue specified in that notice, against a receipt. This receipt shall also serve as ticket of admission to the meeting.

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
(iii) an amount equaling the percentage referred to in paragraph 1 of article 43 of the Articles of Association (as adjusted, if necessary, by virtue of the pertinent provision of paragraph 3 of that article) of the aggregate par value after addition of the excess paid on the shares at the time of issue, calculated over the period beginning on the first day of the last full fiscal year preceding dissolution, and ending on the day of payment of the distribution on preferred shares referred to in this article, it being understood that all dividends paid on preferred shares in that period shall be deducted from the distribution by virtue of this clause (beginning at iii). If said assets should be insufficient to make the abovementioned distributions, the shortfall in funds shall be deducted from the amounts payable to the holders of preferred shares in proportion to the amounts to which they are entitled;
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

C. MATERIAL CONTRACTS

The company has not entered into other material contracts (other than those entered into in the ordinary course of business) in the past three years. For a description of significant acquisitions and divestments in 2006, 2005, and 2004 reference is made to Changes in Consolidated Interests of the Notes to the Consolidated Financial Statements in Item 18 “Financial Statements”.

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

Back to Contents

Withholding Tax
In general, a dividend distributed by a company resident in the Netherlands (such as Akzo Nobel) is subject to a withholding tax imposed by the Netherlands at a rate of 15%. This percentage of 15% is valid as of 2007; before 2007 the rate was 25%. Stock dividends paid out of the company’s additional paid-in capital recognized for Netherlands tax purposes are not subject to the above withholding tax.

Pursuant to the provisions of the Tax Treaty, dividends paid as of 2007 by the company to a shareholder that is a resident of the United States (as defined in the Tax Treaty), are not eligible for a reduction in the above mentioned rate (15%) of Netherlands withholding tax. However, dividends paid before 2007 (tax withheld at 25%) by the company to a shareholder that is a resident of the United States (as defined in the Tax Treaty), are generally eligible for a reduction in the rate of Netherlands withholding tax to 15% unless (I) the beneficial owner of the dividends carries on business in the Netherlands through a permanent establishment, or performs independent personal services in the Netherlands from a fixed base, and the common shares form part of the business property of such permanent establishment or pertain to such fixed base, or (II) the beneficial owner of the dividends is not entitled to the benefits of the Tax Treaty under the “treaty-shopping” provisions thereof. Dividends paid to qualifying exempt US pension trusts and certain qualifying exempt US organizations are exempt from Netherlands withholding tax under the Tax Treaty.

Capital Gains
Capital gains realized upon the sale or exchange of common shares by a non-resident of the Netherlands (either an individual or corporation) are exempt from Netherlands tax, unless (I) such gains are effectively connected with a permanent establishment in the Netherlands of the shareholder’s trade or business or (II) are derived from a direct, indirect or deemed substantial holding of common shares of such company (such substantial holding not being a business asset).

In general, an individual has a substantial holding if he holds either directly or indirectly and either independently or jointly with his spouse, at least 5% of the nominal paid-up capital of any class of shares in a company.

Under the Tax Treaty, however, the Netherlands may tax a capital gain derived from a substantial holding only if the alienator has been a resident of the Netherlands at any time during the five-year period preceding the alienation and at the time of the alienation owns, either alone or together with family-related individuals, at least 25% of any class of shares of such company.

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

Back to Contents

United States Taxation

This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you in all respects if you are a member of a special class of holders subject to special rules, including:
–	a dealer in securities,
–	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
–	a tax-exempt organization,
–	a life insurance company,
–	a person liable for the alternative minimum tax,
–	a person that actually or constructively owns 10 percent or more of the voting stock of Akzo Nobel,
–	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or
–	a person whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of shares or ADSs, and you are:
–	a citizen or resident of the United States,
–	a United States domestic corporation,
–	an estate whose income is subject to United States federal income tax regardless of its source, or
–	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

Taxation of Dividends
Under the United States federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Akzo Nobel out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). You must include any Netherlands tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable income that you must include in income when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by Akzo Nobel with respect to the shares or ADSs generally will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to

Back to Contents

United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/ U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Netherlands tax withheld in accordance with the Tax Treaty and paid over to the Netherlands will be creditable or deductible against your United States federal income tax liability. Under a provision of the Netherlands dividend tax act, Akzo Nobel will apply a credit against the amount of the dividend tax withheld before remittance to the Netherlands tax authorities. This credit is the lesser of:
•	3% of the part of the gross dividend from which dividend tax is withheld, and
•	3% of the gross amount of dividends received from qualifying non-Netherlands subsidiaries.
Because of this credit, the US tax authorities may take the view that the Netherlands withholding tax eligible for credit against United States Federal income taxes should be limited accordingly.

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate.

Dividends will be income from sources outside the United States, and dividends paid in taxable years beginning before January 1, 2007, generally will be “passive income” or “financial services income”, while dividends paid in taxable years beginning after December 31, 2006, generally will be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains
If you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011, is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

At December 31, 2006, the following contracts to buy and sell currencies were outstanding, all having maturities within one year:

Currency	Buy contracts	Sell contracts	Mark to market	Mark to market
			value	value
Millions of euros			buy contracts*	sell contracts*

U.S. dollar	168	376	(3)	(2)
Canadian dollar	8	12	–	–
Pound sterling	257	18	3	–
Swedish krona	192	130	3	(3)
Japanese yen	2	81	–	2
Swiss franc	5	1	–	–
Australian dollar	14	5	–	–
Norwegian krone	76	73	(2)	1
Danish krone	2	–	–	–
Singapore dollar	4	17	–	–
Mexican pesos	3	33	–	–
Other	44	67	(1)	(1)

Total	775	813	–	(3)

* Asset/(liability)

The table below summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

Back to Contents

Financial Instruments (Balance Sheet)
	Expected maturity date
Millions of euros	2007	2008	2009	2010	2011	Thereafter	Total	Fair value

Long-term borrowings (USD)			14			107	121	124
Average interest rate %			6.28			6.54	6.51

The company does not use financial instruments to hedge the translation risk related to equity and earnings of foreign subsidiaries and associates.

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

For information about the company’s financial instruments that are sensitive to changes in interest rates see Note 24 of the Notes to the Consolidated Financial Statements.

Commodities
In order to hedge the price risk of natural gas, the company has entered into swap contracts for the underlying fuels, with an average volume per month of 36,500 ton for the period of January through December 2007, whereby the price is fixed. The company also concluded futures contracts for the purchase of 1,966 million m3 of gas, reasonably spread over the period 2007 – 2009.

Furthermore, the company entered into future contracts for electricity in order to hedge the price risk for the expected use of electricity by certain subsidiaries over the period 2007-2010, spread in tranches of three months. For these contracts cash flow hedge accounting is applied.

The fair value of such contracts is as follows:

Millions of euros; asset / liability	Fair value

Electricity futures	2
Petroleum swaps	(16)
Gas futures	(1)

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Back to Contents

PART II

Item 13. DEFAULTS, DIVIDEND ARREAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

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

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company (as defined in Rule 13a-15(f) under the US Securities Exchange Act). Akzo Nobel’s internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of Akzo Nobel’s financial statements for external reporting purposes in accordance with IFRS, and the required reconciliation to US GAAP.

As of the end of the 2006 fiscal year, the Board of Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Board of Management concluded that the company’s internal control over financial reporting was effective as of December 31, 2006.

Back to Contents

The company’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and the required reconciliation to US GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of Akzo Nobel; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Akzo Nobel’s assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, excluded the companies acquired after January 1, 2006. The total assets of these acquisitions represented 1.7% (EUR 221 million) of consolidated total assets in accordance with IFRS and revenues represented 1.5% (EUR 202 million) of consolidated total revenues of the Company in accordance with IFRS as of and for the year ended December 31, 2006. If adequately disclosed, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the US Securities and Exchange Commission.

KPMG Accountants NV, an independent registered public accounting firm, has audited management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as stated in their report included in Item 15.C.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Management of Akzo Nobel N.V. and Supervisory Board:

We have audited management's assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Akzo Nobel N.V. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Akzo Nobel N.V. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

Back to Contents

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Akzo Nobel N.V. acquired various companies during 2006 (together The Acquired Companies), and management excluded from its assessment of the effectiveness of Akzo Nobel N.V. internal control over financial reporting as of December 31, 2006, The Acquired Companies internal control over financial reporting associated with assets representing 1.7% (EUR 221 million) of consolidated assets in accordance with IFRS of Akzo Nobel N.V. and revenues representing 1.5% (EUR 202 million) of consolidated revenues in accordance with IFRS of Akzo Nobel N.V. as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of Akzo Nobel N.V. also excluded an evaluation of the internal control over financial reporting of The Acquired Companies.

In our opinion, management's assessment that Akzo Nobel N.V. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Akzo Nobel N.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Akzo Nobel N.V. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated June 13, 2007, expressed an unqualified opinion on those consolidated financial statements.

Arnhem, the Netherlands
June 13, 2007

KPMG Accountants N.V.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Supervisory Board has determined, that its member Dolf van den Brink meets the requirements of an Audit Committee Financial Expert as defined in Item 16A of Form 20-F. Mr. van den Brink is independent for purposes of the NASDAQ listing requirements.

Back to Contents

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

Back to Contents

The aggregate fees billed by KPMG for professional services rendered for the years 2006 and 2005 were as follows:

Millions of euros	2006	2005

Audit fees	15.5	8.8
Audit-related fees	7.4	2.9
Tax fees	1.0	1.0
Other fees	0.3	0.1

Total	24.2	12.8

Audit fees consist of fees for the examination and audit of both the consolidated financial statements and statutory financial statements of certain subsidiaries of Akzo Nobel N.V., as well as the audit of Internal Control Over Financial Reporting for 2006. Audit-related fees primarily consist of fees in connection with audits of acquisitions and divestments, audits in connection with the preparation for the separation of Organon BioSciences, and accounting consultations. Tax fees mainly relate to tax compliance and expatriate tax services.

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

During 2006, no Akzo Nobel N.V. common shares were repurchased.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Akzo Nobel N.V. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the EU. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

International Financial Reporting Standards as adopted by the EU vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

We have also audited, in accordance with the standards of the PCAOB (United States), the effectiveness of Akzo Nobel’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 13, 2007, expressed an unqualified opinion on management’s assessment of, and the effective operation of internal control over financial reporting.

Arnhem, the Netherlands
June 13, 2007

KPMG Accountants N.V.

Back to Contents

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED IN PREPARING THE CONSOLIDATED FINANCIAL STATEMENTS

Akzo Nobel NV is a company domiciled in the Netherlands. The address of the company’s registered office is Velperweg 76, Arnhem.

The consolidated financial statements of Akzo Nobel NV have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and also comply with the financial reporting requirements included in section 9 of Book 2 of the Netherlands Civil Code, as far as applicable.

The financial statements as prepared by the Board of Management and as presented in this report are subject to approval by the General Meeting of Shareholders.

For comparison purposes the presentation of the financial statements 2005 and 2004 has been changed to conform with the presentation in 2006.

Consolidation
The consolidated financial statements include the accounts of Akzo Nobel NV and its subsidiaries. Subsidiaries are companies over which Akzo Nobel NV has directly and/or indirectly the power to control the financial and operating policies so as to obtain benefits. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Minority interest in equity and earnings is shown separately. Transactions between consolidated companies and intercompany balances are eliminated. Accounting policies, as set out below, have been applied consistently for all periods presented in these consolidated financial statements and by all subsidiaries. Certain comparative amounts have been reclassified to conform with current year’s presentation.

Valuation
The principles of valuation and determination of income used in the consolidated financial statements are based on historical costs, unless stated otherwise in the principles of valuation of assets and liabilities. Exceptions on the historical cost basis include derivative financial instruments and share-based compensation, which are based on fair value, and pensions, for which actuarial present value calculations are used.

Translation of foreign currencies
Transactions in foreign currencies are translated into the functional currency of entities using the foreign exchange rate at transaction date. The functional currency of foreign entities generally is the local currency. Assets and liabilities denominated in foreign currencies are translated using the exchange rates at the balance sheet date. Resulting foreign currency differences are included in the statement of income.

The financial statements of foreign entities are translated into euros. The balance sheet is translated into euros using the exchange rates at the balance sheet date. The statements of income of foreign entities are translated into euros using the foreign exchange rates at transaction date, approximating the average exchange rates. Foreign exchange differences resulting from translation into euros of shareholders’ equities and of intercompany loans of a permanent nature with respect to subsidiaries outside the euro region are recorded as a separate component (cumulative translation reserve) within shareholders’ equity. Upon disposal or liquidation of a foreign entity these cumulative translation adjustments are recognized in the statement of income.

Before being consolidated, the financial statements of subsidiaries established in hyperinflationary countries are adjusted for the effects of changing prices of the local currency.

Back to Contents

Exchange rates of key currencies
The principal exchange rates against the euro used in preparing the balance sheet and the statement of income are:

	Balance sheet			Statement of income

	2006	2005	2004	2006	2005	2004

USD	1.317	1.186	1.364	1.256	1.245	1.243
GBP	0.671	0.687	0.708	0.682	0.684	0.680
SEK	9.047	9.428	9.017	9.247	9.302	9.123

Principles of valuation of assets and liabilities

Property, plant and equipment
Property, plant and equipment are valued at cost less accumulated depreciation and impairment charges.

Costs include expenditures that are directly attributable to the acquisition of the asset, including financing income and expenses of capital investment projects under construction.

Government grants to compensate for the cost of an asset are deducted from the cost of the related asset.

Depreciation is calculated by the straight-line method, based on the estimated useful life. In the majority of cases the useful life of plant equipment and machinery is 10 years, and for buildings ranges from 20 to 30 years. Land is not depreciated. In the majority of cases residual value is assumed to be insignificant. Depreciation methods, useful lives and residual values are reassessed annually.

If there is an indication that an asset may be impaired the recoverable amount of the asset is estimated; see Impairments. If the carrying value exceeds the recoverable amount an impairment charge is recognized in the statement of income.

Gains and losses on the sale of property, plant and equipment are included in the statement of income.

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

Leases
Lease contracts whereby the company has substantially all the risks and rewards of ownership are classified as finance leases. At inception these are recognized in the balance sheet at the lower of the assets’ fair value and the present value of the minimum lease payments. Subsequently, these are amortized on a straight-line basis over the shorter of the lease term or the useful life of the asset. If the carrying value exceeds the recoverable amount of the assets an impairment charge is recognized.

Operational leases are not capitalized. Costs related to these contracts are expensed as incurred, which is normally on a straight-line bases over the term of the lease.

Back to Contents

Asset retirement obligations
The company has identified conditional asset retirement obligations at a number of its facilities that are mainly related to plant decommissioning. The company recognizes these conditional asset retirement obligations in the periods in which sufficient information becomes available to reasonably estimate their fair values.

Intangible assets
Intangible assets with a finite life, such as licenses, know-how, brand names, customer relationships, and intellectual property rights, are capitalized at historic cost and amortized on a straight-line basis over the estimated useful life, which in the majority of cases ranges from 10 to 40 years.

Development costs are capitalized if costs can be measured reliably, the product or process is technically and commercially feasible and sufficient future economic benefits will be generated, and the company has sufficient resources to complete the development. Capitalized development costs are amortized on a straight-line basis over the estimated useful life, which in the majority of cases is 5 years. If there is an indication that an intangible asset may be impaired the recoverable amount of the asset is estimated; see Impairments. If the carrying value exceeds the recoverable amount an impairment charge is recognized in the statement of income.

Intangible assets with an indefinite life, which presently only include purchased goodwill, are not amortized, but tested for impairment annually. In cases where the carrying value of the intangibles exceeds the recoverable amount an impairment charge is recognized in the statement of income. Goodwill is determined as the difference between the fair value of the consideration paid for a business combination and the fair value of the acquired identifiable assets, liabilities and recognized contingent liabilities. Goodwill related to an investment in associates is included in the carrying value of that investment.

Business combinations
In accounting for the acquisition of subsidiaries the purchase accounting method is used. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at fair value at the acquisition date. The excess of the cost of acquisition over the fair value of Akzo Nobel’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

The assets and liabilities from business combinations arising from transfers of interests in entities that are under the control of the company are accounted for at the carrying amounts recognized previously.

If written put options on minority shares are acquired as part of a business combination, these are accounted for under IFRS 3 as if the additional interests were already acquired from the initial date of acquisition. This results in the recognition of a liability instead of a minority share, and an increase of goodwill for the fair value of the written put option.

Associated companies and joint ventures
Investments over which Akzo Nobel has significant influence but no control over the financial and operational policies, are classified as associated companies and are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. The consolidated financial statements include the company’s share of the income and expenses of the equity-accounted investments, whereby calculation is based as much as possible on the Akzo Nobel principles of valuation. When the share of losses exceeds the interest in the company, the carrying amount is reduced to nil and recognition of further losses is discontinued, unless Akzo Nobel has incurred legal or constructive obligations on behalf of the company.

Back to Contents

Jointly controlled companies are equity accounted for under associated companies and joint ventures. Joint control is established by contractual agreement and requires unanimous consent for strategic, financial, and operational decisions.

Unrealized gains arising from transactions with equity accounted associates and joint ventures are eliminated to the extent of Akzo Nobel’s interest in the company and are eliminated against the investment. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Loans to associates and joint ventures are carried at amortized cost, less impairment losses.

Other financial noncurrent assets

Held to maturity investments
Other financial noncurrent assets are classified as held to maturity if the company has the positive intent and ability to hold these assets to maturity. These assets are measured at amortized costs using the effective interest method, less any impairment losses.

Other financial noncurrent assets available for sale
Other financial noncurrent assets classified as available for sale are measured at fair value, and changes in the fair value, other than impairment losses and foreign exchange gains and losses, are recognized directly in equity. Upon derecognition, the cumulative gain or loss in equity is transferred to the statement of income.

Inventories
Inventories are measured at the lower of cost or net realizable value. Costs of inventories comprise all costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to the present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, and takes into account the stage of completion. The costs of inventories is determined using the weighted average cost formula. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Receivables
Trade and other receivables are measured at amortized cost, using the effective interest method, less impairment losses. Long-term receivables are discounted to their net present value.

Cash and cash equivalents
Cash and cash equivalents include all cash balances and short-term highly liquid investments that are directly convertible into cash.

Assets and liabilities classified as held for sale
Assets and liabilities are classified as held for sale if it is highly probable that the carrying value will be recovered through a sale transaction rather than through continuing use. When reclassifying assets as held for sale, the assets are recognized at the lower of the carrying value or fair value less selling costs. Assets held for sale are not depreciated but tested for impairment. Impairment losses on assets and liabilities held for sale are recognized in the statement of income.

Shareholders’ equity
The consideration paid for repurchased shares, including directly attributable cost, is deducted from equity.

Dividends are recognized as a liability in the period in which they are declared.

Back to Contents

Provisions
Provisions are recognized when a present legal or constructive obligation as a result of a past event exists, and it is probable that an outflow of economic benefits is required to settle the obligation. Provisions are measured at net present value, taking the timing of cash outflows into account. The expected future cash outflows are discounted at appropriate pretax interest rates, reflecting current market assessments of the time value of money and, if applicable, the risks specific to the liability. The increase of provisions as a result of the passage of time is recognized in the statement of income under financing income and expenses.

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

Defined benefit plans
Most of the company’s defined benefit pension plans are funded with plan assets that have been segregated in a trust or foundation. For plans which are not separately funded, the company recognizes a provision. Valuations of both funded and unfunded plans are carried out by independent actuaries based on the projected unit credit method. Pension costs primarily represent the increase in the actuarial present value of the obligation for projected pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets. The discount rate used in determining the present value of the obligations is the yield at reporting date of risk-free credit-rated bonds that have maturity dates approximating the terms of the company’s obligations.

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

Other long-term employee benefits
Other long-term employee benefits include long-service or sabbatical leave, jubilee or other long-service benefits and other employee benefits payable more than 12 months after the related service rendered. These provisions are measured at present value, using actuarial assumptions. The discount rate is the yield at reporting date of risk-free credit-rated bonds that have maturity dates approximating the terms of the company’s obligations.

Back to Contents

Short-term employee benefits
Short-term employee benefits are measured on an undiscounted basis and are expensed as the related service is provided. A provision is recognized for the amounts expected to be paid under short-term bonus or profit sharing plans if a present legal or constructive obligation as a result of past services provided exists, and the obligation can be estimated reliably.

Deferred taxes
Deferred tax assets and liabilities are based on temporary differences between the valuation of assets and liabilities for accounting purposes and the valuation for tax purposes. Measurement of deferred tax assets and liabilities is based upon the enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. Deferred taxes are not discounted. The tax effect on the elimination of intercompany profit in inventories is based on the tax rate of the country of the company receiving the goods.

Deferred tax assets, including assets arising from losses carried forward, are recognized if it is probable that the asset will be realized. Nonrefundable dividend taxes are taken into account in the determination of provisions for deferred taxes to the extent of earnings expected to be distributed by subsidiaries. If separate tax rates exist for distributed and undistributed profits, the current and deferred taxes are measured at the tax rate applicable to undistributed profits. The income tax consequences of dividends are recognized when a liability to pay the dividend is recognized. Deferred taxes are not provided for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

Current taxes
Current tax includes the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at reporting date, as well as any adjustments to tax payable in respect of previous years.

Share-based compensation
The stock option plan allows certain employees of the company to acquire Akzo Nobel NV common shares. These options generally vest if the employee stays with the company during an uninterrupted three-year period. The company also has a Performance Share Plan, under which shares are conditionally granted to certain employees. The actual number of shares which the employees will receive, depends on the employee having stayed with the company during an uninterrupted three-year period and the company’s Total Shareholder Return (TSR) performance over a three-year period, compared with the TSR performance of a specified peer group.

The fair value of the options or performance shares granted is recognized as an employee expense with a corresponding increase in shareholders’ equity. The fair value is measured at grant date and amortized over the period during which the employees become unconditionally entitled to the options or performance shares. The fair value of the options granted is measured using a binomial model, taking into account the terms and conditions upon which the options and performance shares were granted. For the performance shares the fair value is measured using the Monte Carlo simulation model. This model also includes the market conditions expected to impact the company’s TSR performance in relation to the selected peers. The amount recognized as an expense is adjusted to reflect the actual number of options or performance shares that vest, except where forfeiture or extra vesting of performance shares is only due to the actual TSR performance differing from the performance anticipated at the grant of the performance shares.

Back to Contents

Long-term borrowings and short-term debt
Long-term borrowings are measured at amortized cost, applying the effective interest rate method unless fair value interest rate hedging is applied. In that case the carrying amount is adjusted for the fair value changes caused by the hedged risk. Short-term debt is measured at amortized cost, using the effective interest method, less any impairment losses.

Trade and other payables
Trade and other payables are measured at amortized cost, using the effective interest method.

Derivative financial instruments
Derivative financial instruments include forward exchange rate contracts, interest rate derivatives and commodity contracts, as well as embedded derivatives included in normal business contracts.

Forward exchange and commodity contracts are measured at fair value on the balance sheet, with changes in the fair value recognized in other operating income, unless cash flow hedge accounting is applied. In that case, the fair value changes are recognized on the related specific lines in the statement of income. Fair values are derived from market prices and quotes from dealers and brokers, or estimated by calculation, and are recognized on the balance sheet under trade and other receivables, or under trade and other payables.

Changes in fair value of highly effective derivatives qualifying as a cash flow hedge are deferred in shareholders’ equity until the hedged transactions have been reflected in the accounts. At termination of the hedge, the deferred fair value changes are recognized in the statement of income. When a derivative qualifying as a cash flow hedge is not highly effective or has ceased to be highly effective, the changes in fair value related to the ineffective part are recognized immediately in the statement of income.

The changes in fair value of interest derivatives are recognized in the statement of income, where the effective part is offset by the fair value changes of the underlying fixed rate bond, in case fair value hedge accounting is applied. Such amounts are included in financing income and expenses. The fair value of the derivatives is recognized in the balance sheet under other financial noncurrent assets.

Both at the hedge inception and at each reporting date, the company assesses whether the derivatives used are highly effective in offsetting changes in fair values or cash flows of hedged items. When a derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively, whereby changes in fair value are recognized in the statement of income.

Principles of determination of income
The determination of income is closely associated with the valuation of assets and liabilities. In addition, the following principles are observed in the preparation of the statement of income:

Revenues
Revenues are defined as the revenue from the sale and delivery of goods and services and royalty income, net of rebates, discounts and similar allowances, and net of sales tax. Revenue is recognized when the significant risks and rewards have been transferred to a third party, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. For revenue from sales of goods these conditions are generally met at the time the product is shipped and delivered to the customer, depending on the delivery conditions. Service revenues are generally recognized as services are rendered.

Back to Contents

Costs of sales
Costs of sales comprise the manufacturing costs of the goods sold and delivered, and any inventory write-downs to lower net realizable value. Manufacturing costs include such items as:

•	the costs of raw materials and supplies, energy, and other materials;
•	depreciation and the costs of maintenance of the assets used in production;
•	salaries, wages, and social charges for the personnel involved in manufacturing.

The costs of services and royalties are generally included in the functional cost lines, as applicable: selling expenses, research and development expenses, or general and administrative expenses.

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

Financing income and expenses
Financing income and expenses comprise:
–	the interest payable on borrowings, calculated using the effective interest method;
–	the interest expense component of finance lease payments;
–	the increase of provisions as a result of the passage of time;
–	entries related to interest rate derivatives;
–	interest income, recognized using the effective interest method; and
–	the fair value changes of interest derivatives.

Income taxes
Income taxes comprise both current and deferred taxes, including effects of changes in tax rates. Income tax is recognized in the statement of income, unless it relates to items recognized directly in equity or deferred tax recognized in a purchase price allocation.

Share in profit of associates
Income from investment in associates consists of Akzo Nobel’s share in earnings of these companies and interest on loans granted to them, with an allowance being made for taxes relating to these items.

Impairments
The carrying value of assets other than inventories and deferred tax assets are reviewed when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such indication exists, the recoverable amount of the asset is estimated. For goodwill and other intangible assets with an indefinite useful life the recoverable amount is estimated at each balance sheet date. The recoverable amount of an asset or its cash generating unit is the greater of the net selling price and the value in use, whereby estimated future cash flows are discounted to their present value. The discount rate used reflects current market assessments of the time value of money and, if appropriate, the risks specific to the assets.

An impairment loss is recognized whenever the carrying value of an asset or its cash generating unit exceeds its recoverable value. Impairment losses are recognized in the statement of income. The review for impairment is performed at the lowest level of assets generating largely independent cash inflows. Within a cash generating unit, impairment losses are allocated by first writing down the goodwill allocated to the cash generating unit and then

Back to Contents

pro rata writing down the other assets of the cash generating unit, whereby no asset is written down below its recoverable value.

Except for goodwill, impairment losses are reversed if and to the extent there has been a change in estimates used to determine the recoverable amount, but only to the extent that the carrying value of the asset does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Reversals of impairment are recognized in the statement of income.

Emission rights
Emission rights granted by the government are recognized at cost, which is generally nil. A provision is recorded if the actual emission of pollutants is higher than the emission rights granted.

Earnings per share
The company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders by the weighted average number or ordinary shares outstanding including the effects for all dilutive potential ordinary shares, which comprise share options granted to employees.

Use of estimates
The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect amounts reported in the consolidated financial statements. The estimates and assumptions are based on experience and various other factors that are believed to be reasonable under the circumstances and are used to judge the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Revisions to accounting estimates are recognized in the period in which the estimate is revised, or in the revision and future periods if the changed estimates affect both current and future periods.

The most critical accounting policies involving a higher degree of judgment and complexity in applying principles of valuation are described below.

Impairment of intangible assets and property, plant and equipment
The company reviews noncurrent assets for impairment when events or circumstances indicate carrying values may not be recoverable. Assets subject to this review include property, plant and equipment and intangible assets. In determining property, plant and equipment and intangible assets, management must make significant judgments and estimates to determine if the future cash flows expected to be generated by those assets are less than their carrying value. Determining cash flows requires the use of judgments and estimates that have been included in the company’s strategic plans and long-term planning forecasts. The data necessary for the execution of the impairment tests are based on management estimates of future cash flows, which require estimating revenue growth rates and profit margins. Assets are written down to their recoverable value. This recoverable value of impaired assets is determined by taking into account these estimated cash flows and using a net present value technique based on discounting these cash flows with business-specific discount rates.

Changes in assumptions and estimates included in the impairment reviews could result in significantly different earnings than those recorded in the financial statements.

Back to Contents

Accounting for income taxes
As part of the process of preparing consolidated financial statements, the company is required to estimate income taxes in each of the jurisdictions in which the company operates. This process involves estimating actual current tax expenses and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The company must then assess the likelihood that deferred tax assets will be recovered from future taxable income. In the event actual results differ from these estimates in future periods, and depending on the tax strategies that the company may be able to implement, changes to the deferred tax assets could be required, which could impact the financial position and results from operations.

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

Contingent liabilities and provisions for environmental matters, antitrust cases, other litigation, and tax disputes are discussed in Note 25 – Contingent liabilities and commitments. Estimates related to provisions for environmental matters are based on the nature and seriousness of the contamination as well as on the technology required for cleanup. The provision for antitrust cases is based on an estimate of the costs, fines, and civil damages, taking into account legal advice and the current facts and circumstances. Provisions for other litigation are also based on an estimate of the costs, taking into account legal advice and information currently available.

If the actual outcome differs from the assumptions and estimates, revisions to the estimated provisions would be required. This could impact our financial position and results from operations.

Provisions for termination benefits and exit costs also involve management’s judgment in estimating the expected cash outflows for severance payments and site closure or other exit costs. Should the actual cash outflows differ from the assumptions and estimates, additional charges would be required, which could impact our financial position and results from operations.

Accounting for pensions and other postretirement benefits
Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investment and funding decisions made by the company. The accounting requires management to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, mortality rates, and future healthcare costs. Periodically, management consults with external actuaries regarding these assumptions. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic costs incurred. For details on key assumptions and policies, see note 19. It should be noted that when discount rates decline or rates of compensation increase – due to e.g. increased inflation – pension and postretirement benefit obligations will increase. Net periodic pension and postretirement costs might also increase, but that depends on the actual relation between the unrecognized loss and the so- called corridor (10% of the greater of benefit obligations and plan assets) as well as on the relative change of the discount rate versus the change of the benefit obligation.

Segment reporting
The primary segment reporting is based on the business segments of the company, whereby the business segments are engaged in providing products or services which are subject to risks and rewards which differ from

Back to Contents

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

New IFRS accounting standards
In 2005 and 2006 several new accounting pronouncements were issued, of which the company assessed that the following have an impact on the company’s consolidated financial statements.

–	IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures requires disclosures about the significance of financial instruments for an entity’s financial position and performance, and qualitative and quantitative disclosures on the risks arising from financial instruments. The standard becomes effective from 2007 onwards. The effect on the company’s disclosures is expected to be limited.

–	IAS 19 (Amendment), Employee Benefits, is mandatory for accounting periods beginning on or after January 1, 2006. It introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the consolidated financial statements.

–	IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts, applies to annual periods beginning on or after January 1, 2006. Under this standard, a financial guarantee contract is initially recognized at fair value and is subsequently measured at the higher of (a) the amount determined in accordance with IAS 37 and (b) the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18. Different requirements apply for the subsequent measurement of financial guarantee contracts that prevent derecognition of financial assets or result in continuing involvement. Financial guarantee contracts held are not within the scope of the standard.

–	IFRIC 4, Determining whether an Arrangement contains a Lease, applies to annual periods beginning on or after January 1, 2006. This Interpretation provides guidance for determining whether an arrangement, comprising a transaction that does not take the legal form of a lease but conveys a right to use an asset should be accounted for in accordance with IAS 17. The standard did not impact the consolidated financial statements.

–	IFRIC 9 Reassessment of Embedded Derivatives requires that only when there are changes to the contract a reassessment should be made of whether embedded derivatives should be separated from the underlying host contract. IFRIC 9 becomes effective for the 2007 financial statements and is not expected to have any impact on the consolidated financial statements.

–	IFRIC 10 Interim Financial Reporting and Impairments prohibits the reversal of an impairment loss recognized in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. IFRIC 10 is effective from 2007. It will apply prospectively from the date that IFRS was first implemented and does not impact the consolidated financial statements.

Back to Contents

CONSOLIDATED STATEMENT OF INCOME

		For the years ended December 31,
Millions of euros, except per share amounts	Note	2006	2005[1]	2004[1]

Revenues		13,737	13,000	12,833
Cost of sales		(7,394)	(7,070)	(6,988)

Gross margin		6,343	5,930	5,845
Selling expenses		(3,436)	(3,214)	(3,288)
Research and development expenses		(885)	(810)	(826)
General and administrative expenses		(749)	(680)	(684)
Other operating income	2	189	260	480

Operating income		1,462	1,486	1,527

Financing income	3	126	125	109
Financing expenses	3	(237)	(281)	(253)

Operating income less financing income and expenses		1,351	1,330	1,383
Share in profit of associates	4	89	6	14

Profit before tax		1,440	1,336	1,397
Income taxes	5	(258)	(338)	(416)

Profit for the period		1,182	998	981

Attributable to:
Equity holders of the company (net income)		1,153	961	945
Minority interest		29	37	36

Profit for the period		1,182	998	981

In EUR:
Basic earnings per share	18	4.02	3.36	3.31

Diluted earnings per share	18	4.00	3.35	3.30

See accounting policies and accompanying notes to consolidated financial statements.

[1] Reclassified for comparative reasons.

Back to Contents

CONSOLIDATED BALANCE SHEETS

Before allocation of profit	December 31,
Millions of euros	Note	2006	2005

Assets
Property, plant and equipment	7	3,346	3,432
Intangible assets	8	682	488
Deferred tax assets	10	953	895
Investment in associates	11	177	301
Other financial noncurrent assets	9	576	604

Total noncurrent assets		5,734	5,720

Inventories	12	2,042	1,987
Income tax receivable	13	109	137
Trade and other receivables	14	2,810	2,773
Cash and cash equivalents	15	1,871	1,486
Assets held for sale	16	219	322

Total current assets		7,051	6,705

Total assets		12,785	12,425

Equity	17
Issued Capital		574	572
Share Premium		1,841	1,803
Other reserves		1,729	1,040

Akzo Nobel N.V. shareholders’ equity		4,144	3,415
Minority interest		119	161

Total equity		4,263	3,576

Liabilities
Provisions	19	2,132	2,210
Deferred income	20	7	27
Deferred tax liabilities	10	174	156
Long-term borrowings	21	2,551	2,702

Total noncurrent liabilities		4,864	5,095

Short-term borrowings	22	410	357
Income tax payable	13	321	380
Trade and other payables	23	2,331	2,191
Current portion of provisions	19	571	766
Liabilities held for sale	16	25	60

Total current liabilities		3,658	3,754

Total equity an liabilities		12,785	12,425

See accounting policies and accompanying notes to consolidated financial statements.

Back to Contents

CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of euros	2006		2005[1]		2004[1]

Profit for the period	1,182		998		981
Adjustments to reconcile earnings to cash generated from operating activities:
Depreciation and amortization	552		569		565
Impairment losses	29		132		74
Financing income and expenses	111		156		144
Share in profit of associates	(79)		(17)		(52)
Income taxes	258		338		415

Operating profit before changes in working capital and provisions		2,053		2,176		2,127
Changes in trade and other receivables	22		(169)		(163)
Changes in inventories	(54)		38		(23)
Changes in trade and other payables	122		(117)		154
Changes in provisions	(262)		(598)		(63)
Other	18		28		(4)

		(154)		(818)		(99)

Cash generated from operating activities		1,899		1,358		2,028

Interest paid	(213)		(220)		(207)
Income taxes paid	(366)		(391)		(217)
Pretax gain on divestments	(213)		(44)		(579)

		(792)		(655)		(1,003)

Net cash from operating activities		1,107		703		1,025

Capital expenditures	(529)		(514)		(551)
Investments in intangible assets	(12)		(67)		(28)
Interest received	112		109		89
Repayments from associates	–		27		11
Dividends from associates	37		19		123
Acquisition of consolidated companies[2]	(326)		(55)		(80)
Proceeds from sale of interests[2]	371		64		1,036
Loan to APF[3]	19		(150)
Other changes in noncurrent assets	20		53		2

Net cash from investing activities		(308)		(514)		602
New long-term borrowings	4		3		22
Repayment of borrowings	(83)		(269)		(191)
Issue of shares	40
Termination of currency swap	21		78
Dividends	(369)		(366)		(366)

Net cash from financing activities		(387)		(554)		(535)

Net change in cash and cash equivalents		412		(365)		1,092
Cash and cash equivalents at January 1		1,486		1,811		727
Effect of exchange rate changes on cash and
cash equivalents and impact of IAS 32/39		(27)		40		(8)

Cash and cash equivalents at December 31		1,871		1,486		1,811

See accounting policies and accompanying notes to consolidated financial statements.
[1] Reclassified for comparative reasons.
[2] Net of cash acquired or disposed of.
[3] Akzo Nobel Pension Fund in the Netherlands.

Back to Contents

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent

					Other
					(statutory)
	Sub-	Addi-	Change in		reserves
	scribed	tional	fair value	Cumulative	and un-	Share-
	share	paid-in	of	translation	distributed	holders	Minority	Total
Millions of euros	capital	capital	derivatives	reserves	profits	equity	interest	equity

Balance at January 1, 2004	572	1,803			(350)	2,025	140	2,165
Changes in exchange rates in respect
of foreign operations				(20)		(20)	(4)	(24)

Income/(expense) directly recognized in equity				(20)		(20)	(4)	(24)
Profit for the period					945	945	36	981

Total income/(expenses)				(20)	945	925	32	957
Dividend paid					(343)	(343)	(23)	(366)
Equity-settled transactions					(2)	(2)		(2)
Changes in minority interests in subsidiaries							(9)	(9)

Balance at December 31, 2004	572	1,803		(20)	250	2,605	140	2,745

Implementation IAS 32 and 39			11		(20)	(9)		(9)
Changes in fair value of derivatives			11			11		11
Changes in exchange rates in respect
of foreign operations				162		162	16	178

Income/(expense) directly recognized in equity			22	162	(20)	164	16	180
Profit for the period					961	961	37	998

Total income/(expenses)			22	162	941	1,125	53	1,178
Dividend paid					(343)	(343)	(23)	(366)
Equity-settled transactions					28	28		28
Changes in minority interests in subsidiaries							(9)	(9)

Balance at December 31, 2005	572	1,803	22	142	876	3,415	161	3,576
Changes in fair value of derivatives			(24)	(2)		(26)		(26)
Changes in exchange rates in respect
of foreign operations				(110)		(110)	(10)	(120)

Income/(expenses) directly recognized in equity			(24)	(112)		(136)	(10)	(146)
Profit for the period					1,153	1,153	29	1,182

Total income/(expenses)			(24)	(112)	1,153	1,017	19	1,036
Dividend paid					(344)	(344)	(25)	(369)
Equity-settled transactions					16	16		16
Issue of common shares	2	38				40		40
Changes in minority interests in subsidiaries							(36)	(36)

Balance at December 31, 2006	574	1,841	(2)	30	1,701	4,144	119	4,263

See accounting policies and accompanying notes to consolidated financial statements.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Unless stated otherwise, all amounts are rounded in millions of euros.

Subsidiaries and associated companies

A list of subsidiaries and associated companies, drawn up in conformity with sections 379 and 414 of Book 2 of the Netherlands Civil Code, has been filed with the Trade Registry of Arnhem.

Changes in consolidated interests

In August 2006 Akzo Nobel acquired the Flood Company to strengthen its position in the North American wood coatings market. The purchase price amounted to EUR 31 million and included EUR 11 million for goodwill.

In June 2006 Akzo Nobel acquired Sico Inc., active in the architectural coatings market, for an amount of EUR 210 million, including EUR 118 million for goodwill.

In February 2005, Akzo Nobel announced it would focus its Chemicals portfolio on five strategic areas with clear prospects for profitable leadership. As a consequence of the strategic review, businesses with total 2004 revenues of around EUR 700 million will be divested. The processes to realize these divestments are near to completion. The divestment process for a number of these activities is at such a stage that the assets and liabilities thereof qualify as held for sale. See note 16. Given their relatively limited size, none of these divestments meet the criteria for discontinued operations.

During 2006 and 2005, Akzo Nobel acquired several other businesses in strategic markets and geographic areas. Also a number of other activities were divested in 2006 and 2005. None of these were significant to the consolidated financial statements.

All acquisitions were accounted for on the basis of the purchase accounting method.

The acquisitions in 2006 contributed EUR 202 million to revenues. If all acquisitions had occurred on January 1, 2006 additional revenues would have been EUR 132 million. The acquisitions in 2006 only had a marginal contribution to net income, even if all acquisitions had occurred on January 1, 2006.

The acquisitions in 2006 (at acquisition date) had the following effect on Akzo Nobel’s assets and liabilities:

Millions of euros	Recognized values

Property, plant and equipment	63
Intangible assets	102
Other fixed assets	12
Cash acquired	4
Inventories	68
Trade and other receivables	74
Provisions	(65)
Long-term borrowings	(58)
Trade and other payables	(44)

Net identifiable assets and liabilities	156
Goodwill on acquisitions	174

Consideration paid	330
Cash acquired	(4)

Net cash outflow	326

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Segment information

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

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

	Revenues to third parties			Group revenues			Operating income
Millions of euros	2006	2005	2004	2006	2005	2004	2006	2005	2004

Organon	2,589	2,404	2,323	2,611	2,425	2,344	354	415	275
Intervet	1,125	1,094	1,027	1,125	1,094	1,027	219	238	184
Coatings	6,203	5,541	5,225	6,209	5,555	5,237	604	384	406
Chemicals	3,791	3,867	4,202	3,809	3,890	4,317	362	312	869
Other	29	94	56	63	117	59	(77)	137	(207)

	13,737	13,000	12,833	13,817	13,081	12,984	1,462	1,486	1,527
Intersegment revenues				(80)	(81)	(151)

				13,737	13,000	12,833

	Share in profit of			Deprecitation and
	associates			amortization
Millions of euros	2006	2005	2004	2006	2005	2004

Organon	2	2	1	121	126	118
Intervet				59	54	46
Coatings	(1)	(1)	2	140	135	123
Chemicals	41	23	15	221	241	272
Other	47	(18)	(4)	11	13	6

	89	6	14	552	569	565

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Millions of euros	Total assets		Total liabilities			Investment in associates
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Organon	2,074	2,262	2,075	644	677	587	6	5	3
Intervet	1,153	1,082	968	270	245	210
Coatings	3,821	3,328	3,094	1,524	1,360	1,331	6	11	10
Chemicals	2,549	2,946	2,773	895	1,003	1,098	128	263	256
Miscellaneous and eliminations, incl. cash and cash equivalents, and borrowings	3,011	2,506	2,723	5,189	5,564	5,980	37	22	49
Investment in associates	177	301	318

	12,785	12,425	11,951	8,522	8,849	9,206	177	301	318

Millions of euros	Capital expenditures			Impairment losses
	2006	2005	2004	2006	2005	2004

Organon	103	95	103		73	31
Intervet	55	54	54
Coatings	135	112	122	5	10	16
Chemicals	231	252	269	24	49	27
Miscellaneous	5	1	3

	529	514	551	29	132	74

	Revenues by region of destination			Revenues by region of origin			Operating income
Millions of euros	2006	2005	2004	2006	2005	2004	2006	2005	2004

The Netherlands	915	862	844	2,072	2,459	2,748	25	474	446
Germany	1,209	1,238	1,165	1,208	1,152	1,050	87	144	159
Sweden	523	516	509	1,284	1,237	1,155	98	137	33
United Kingdom	781	809	833	798	754	848	24	(59)	(57)
Other European countries	4,245	4,075	4,122	3,073	3,069	2,921	579	527	532
USA and Canada	2,711	2,400	2,445	2,732	2,116	2,221	248	(67)	60
Latin America	924	830	729	747	626	493	120	85	133
Asia	1,755	1,590	1,536	1,440	1,231	1,087	241	192	175
Other regions	674	680	650	383	356	310	40	53	46

Total	13,737	13,000	12,833	13,737	13,000	12,833	1,462	1,486	1,527

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

	Total assets			Capital expenditures
Millions of euros	2006	2005	2004	2006	2005	2004

The Netherlands	3,165	3,061	2,959	179	179	189
Germany	696	750	828	24	25	23
Sweden	863	863	847	78	65	60
United Kingdom	664	690	582	20	31	29
Other European countries	2,266	2,112	2,163	85	81	81
USA and Canada	2,093	1,959	1,794	70	51	52
Latin America	610	619	454	23	42	61
Asia	940	1,017	834	43	32	47
Other regions	252	329	295	7	8	9

	11,549	11,400	10,756	529	514	551
Eliminations and cash and cash equivalents	1,059	724	877
Investment in associates	177	301	318

	12,785	12,425	11,951

Note 1 – Incidentals

Incidentals are special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases.

Incidentals included in the statement of income are as follows:

Millions of euros	2006	2005	2004

Special benefits	55	571	84
Results on divestments	213	44	579
Restructuring and impairment charges	(112)	(169)	(197)
Charges related to major legal, antitrust, and environmental cases	(4)	(112)	(202)

	152	334	264

The incidentals are included in the following cost lines:

Millions of euros	2006	2005	2004

Cost of sales	(39)	(15)	(163)
Selling expenses	(2)	83	(34)
Research and development expenses		24	(10)
General and administrative expenses		24	(10)
Other operating income (expenses)	193	218	481

	152	334	264

In 2006, the special benefits of EUR 55 million were mainly attibutable to the transition to a defined contribution scheme for certain U.S. pension plans and a change of the U.S. postretirement healthcare plan.

In 2005, the special benefits mainly related to the termination of the Risperdal®copromotion (EUR 149 million), the settlement with Duramed/Barr on Mircette (EUR 109 million), the release of provisions due to termination of

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

the postretirement healthcare plan in the Netherlands and the change to a defined contribution plan in the Netherlands (EUR 283 million).

In 2004, the special benefits mainly related to the full transfer of Arixtra® to Sanofi-Synthélabo (EUR 54 million), the early entrance fee for a marketing license for Remeron® in Germany, and the settlement of insurance claims for the West Orange site.

Results on divestments of EUR 213 million in 2006 were derived mainly from the sale of a Coatings plant near Barcelona and the profits from the Chemicals divestment plan.

Results on divestments in 2005 mainly concerned the divestment of Intervet’s feed additivies business BioVet and the divestment of the company’s interest in Svensk Ethanolkemie AB.

In 2004, the gain on the divestments was mainly related to the divestment of Catalysts, Phosphorus Chemicals, and Coating Resins.

The following restructuring and impairment charges were recognized:

Millions of euros	2006	2005	2004

Asset impairments at
– Organon		(67)	(31)
– Coatings	(5)	(5)	(16)
– Chemicals	(24)	(49)	(30)
Restructurings at:
– Organon	(8)	(3)	(19)
– Coatings	(34)	(31)	(38)
– Chemicals	(40)	(14)	(61)
– Others	(1)		(2)

Total	(112)	(169)	(197)

In 2006, the asset impairments mainly related to some smaller impairments at Chemicals and Coatings. Of the total impairment charges of EUR 29 million, EUR 1 million relates to goodwill, EUR 19 million to property, plant and equipment, while EUR 9 million of impairments relate to other assets, which after impairment were included under assets held for sale.

In 2005, the asset impairments mainly related to Organon's active pharmaceutical ingredients activities and the McCook plant of Chemicals in the United States. Organon's active pharmaceutical ingredients activities were under pressure from difficult market circumstances, leading to a pretax impairment charge of EUR 67 million. The impairment of the McCook plant was the result of restructuring of the production capacity in order to address the more competitive environment in which the Surfactants business operates. In addition, some smaller impairments at Chemicals and Coatings were recognized.

In 2004, the asset impairments mainly related to some smaller impairments at Organon, Chemicals and Coatings.

In 2006, 2005 and 2004, restructuring charges relate to several relatively smaller plans within the company and comprise accruals for employee benefits and for costs directly associated with plans to exit specific activities

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

and to close down facilities. For all restructurings a detailed formal plan exists, and the implementation of the plan has started or the plan has been announced.

Charges related to major legal, antitrust and environmental cases for 2006 amounted to EUR 21 million for antitrust cases and a reversal of EUR 17 million for environmental risks at derelict sites of companies acquired in the past. In 2005, these charges related to antitrust (EUR 39 million), Remeron® cases (EUR 64 million) and environmental cases (EUR 9 million). In 2004, these charges related to antitrust (EUR 102 million), Remeron® cases (EUR 89 million) and environmental cases (EUR 11 million).

Note 2 – Other operating income

Millions of euros	2006	2005	2004

Incidentals	193	218	482
IAS 39 fair value adjustments	(17)	26	(1)
Results on sale of redundant assets	9	5	5
Currency exchange differences	3	5	(4)
Other items	1	6	(2)

	189	260	480

Note 3 – Financing income and expenses

Millions of euros	2006	2005	2004

Interest income	126	125	109
Interest expense	(221)	(240)	(232)
Interest on discounting of provisions and other long-term receivables	(16)	(41)	(21)

	(111)	(156)	(144)

Included in the interest expenses was a reduction of EUR 4 million (2005: EUR 3 million; 2004: EUR 4 million) due to the capitalization of financing expenses of capital investment projects under construction. The average interest rate used for capitalization of borrowing cost was 4%.

Note 4 – Share in profit of associates

The 2006 share in profit of associates amounted to EUR 85 million net of a tax charge of EUR 4 million (2005: EUR 4 million net of a tax charge of EUR 2 million; 2004: EUR 10 million net of a tax charge of EUR 4 million). The operational performance of associates in 2006 improved, mainly due to improved results for Flexsys. The 2006 earnings include net incidental profits of EUR 39 million, mainly related to Acordis. In 2005, the net incidental losses of EUR 37 million mainly related to the closure of Methanor and guarantees for environmental costs at Acordis. In 2004, the net incidental loss of EUR 29 million related to antitrust charges recognized at Flexsys and guarantees for pension charges granted to Acordis at the time of its divestment.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Note 5 – Income Taxes

Pretax income (including the share in profit of associates) amounted to EUR 1,440 million (2005: EUR 1,336 million, 2004: EUR 1,397 million). Tax(charges)/benefits are included in the statement of income as follows:

Millions of euros	2006	2005	2004

Tax on operating income less financing income and expenses	(254)	(336)	(412)
Tax on share in profit of associates	(4)	(2)	(4)

	(258)	(338)	(416)

The classification of current and deferred taxes is as follows:

Millions of euros		2006		2005		2004

Current tax:
– for the year	(487)		(418)		(412)
– adjustments for prior years	141		31		(15)

		(346)		(387)		(427)
Deferred tax for:
– origination and reversal of temporary differences	109		60		27
– changes in tax rates	(15)		(9)		(12)
– tax losses recognized	(6)		(2)		(4)

		88		49		11

		(258)		(338)		(416)

The reconciliation of the corporation tax rate in the Netherlands to the effective consolidated tax rate is as follows:

	2006	2005	2004

Corporate tax rate in the Netherlands	30	32	35
Effect of lower tax rates in certain countries	(2)	(6)
Tax-exempt income/nondeductible expenses	(1)	2	(5)
Nontaxable income from investment in associates	(1)	(1)	(2)
Changes in enacted tax rates	1	–
Effect of tax losses utilized			1
Under/(over) provided in prior years	(9)	(2)	1

	18	25	30

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

In 2006, the effective consolidated tax rate is affected by a change in the geographical mix of taxable income and by a one-time benefit of around EUR 125 million. The benefit is attributable to an agreement with tax authorities in several countries on transfer pricing issues related to the company’s corporate income tax filings, covering a period of almost ten years. Also the enacted tax rates in several jurisdictions decreased. The main changes include the decrease of the tax rate in the Netherlands from 29.6% (2006) to 25.5% (2007), and a decrease of the tax rate in Spain from 35% to 32.5% (2007) and to 30% (2008).

In 2006, the aggregate amount of current and deferred taxes relating to items directly recognized in equity is a credit of EUR 46 million and relates to cashflow hedge accounting, sharebased payments, and intercompany loans of a permanent nature. In 2005, this was a charge of EUR 51 million. In 2004, this was a credit of EUR 18 milion.

Note 6 – Salaries, wages and social charges

Millions of euros	2006	2005	2004

Salaries and wages	2,543	2,402	2,382
Pension and other postretirement cost	316	304	345
Other social charges	499	515	489

	3,358	3,221	3,216

Pension and other postretirement cost exclude the special benefits of EUR 55 million, mainly related to the changes in the pension and postretirement plans in the United States (2005: EUR 283 million related to changes in the pension and postretirement plans in the Netherlands). Charges recognized in the statement of income for share-based compensation are included in salaries and wages (2006: EUR 16 million; 2005: EUR 12 million; 2004: EUR 5 million). For more details on share-based compensation see Note 17.

Employees

Average number of employees	2006	2005	2004

Organon	14,000	14,200	14,700
Intervet	5,300	5,300	5,300
Coatings	30,700	29,000	28,700
Chemicals	10,500	11,600	13,600
Other units	1,400	1,300	1,300

	61,900	61,400	63,600

Number of employees at December 31	61,900	61,300	61,400

The average number of employees working outside the Netherlands was 50,500 (2005: 50,000; 2004: 51,600).

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Note 7 – Property, Plant and Equipment

Millions of euros	Total	Buildings and land	Plant equipment and machinery	Other equipment	Construction in progress and prepayments on projects	Assets not used in the production process

Balance at December 31, 2004
Cost of acquisition	9,141	2,576	5,186	830	382	167
Depreciation/impairment	(5,606)	(1,109)	(3,753)	(626)		(118)

Carrying value	3,535	1,467	1,433	204	382	49

Changes in carrying value:
Acquisition through business combinations	18	6	10	2
Divestitures	(1)		(1)
Capital expenditures	514	96	365	84	(33)	2
Transfer between categories		(38)	31	62	(54)	(1)
Disinvestments	(13)	(8)	(2)	(1)		(2)
Depreciation	(528)	(105)	(339)	(81)		(3)
Impairment	(97)	(35)	(57)	(3)		(2)
Transfer to noncurrent assets held for sale	(164)	(41)	(74)	(43)	(6)
Changes in exchange rates	168	72	77	8	9	2

Total changes	(103)	(53)	10	28	(84)	(4)

Balance at December 31, 2005
Cost of acquisition	9,419	2,665	5,386	890	298	180
Depreciation/impairment	(5,987)	(1,251)	(3,943)	(658)		(135)

Carrying value	3,432	1,414	1,443	232	298	45

Changes in carrying value
Acquisition through business combinations	63	37	23	3
Divestitures	(25)	(18)	(7)
Capital expenditures	529	97	318	87	18	9
Transfer between categories		26	(7)	17	(35)	(1)
Disinvestments	(45)	(23)	(7)	(12)	(2)	(1)
Depreciation	(501)	(107)	(310)	(82)		(2)
Impairments	(19)	(6)	(12)			(1)
Reversal of impairments	2	2
Transfer to noncurrent assets held for sale	(27)	(13)	(11)	(1)	(2)
Changes in exchange rates	(63)	(30)	(17)	(9)	(1)	(6)

Total changes	(86)	(35)	(30)	3	(22)	(2)

Balance at December 31, 2006
Cost of acquisition	9,179	2,671	5,176	896	276	160
Depreciation/impairment	(5,833)	(1,292)	(3,763)	(661)		(117)

Carrying value	3,346	1,379	1,413	235	276	43

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

If an impairment indicator exists, an impairment calculation is performed. In cases where the carrying value of an asset exceeds the recoverable amount, an impairment charge is recognized in the statement of income. In 2006, EUR 19 million impairment charges were recognized (2005: EUR 97 million; 2004: EUR 63 million), while EUR 2 million impairment charges were reversed. Both the impairment charges and the reversal of impairments were recognized in cost of sales. The 2006 impairment charges relate to several smaller restructurings.

In 2005 the asset impairments mainly related to Organon’s active pharmaceutical ingredients activities and the Chemicals McCook plant in the United States. The impairment of Organon’s active pharmaceutical ingredients activities was due to difficult market circumstances. The recoverable value of the business was calculated by determining the value in use, using a pre-tax discount rate of 16%. The impairment of the McCook plant was due to the restructuring of the production capacity in order to address the competitive environment in which the Surfactants business operates. The recoverable value of the plant was based on the value in use of the plant, assuming the plant will shut down in 2007 and using a discount rate of 8% after tax. In addition, several smaller impairments at Chemicals and Coatings were recognized.

The carrying value of property, plant and equipment financed by hire purchase and leasing, and not legally owned by the company was EUR 54 million at December 31, 2006 (at December 31, 2005: EUR 61 million). Of this amount EUR 39 million relates to buildings and land, EUR 3 million to plant equipment and machinery and EUR 12 million to other equipment.

Purchase commitments for property, plant and equipment totaled EUR 96 million at December 31, 2006. At December 31, 2005, these commitments totaled EUR 76 million.

At December 31, 2006 and 2005, no items of property, plant and equipment were registered as security for bank loans.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Note 8 – Intangible Assets

Millions of euros	Total	Goodwill	Licenses, know-how, brand names, customer relationships and intellectual property rights	Development costs

Balance at December 31, 2004
Cost of acquisition through business combinations	628	342	286
Cost of internally developed intangibles	13			13
Amortization/impairment	(193)	(65)	(123)	(5)

Carrying value	448	277	163	8

Changes in carrying value
Acquisitions through business combinations	36	13	23
Other investments - including internally developed	67	5	59	3
Divestitures	(2)	(2)
Amortization	(41)		(38)	(3)
Impairments	(35)	(21)	(14)
Change in exchange rates	15	13	2

Total changes	40	8	32	–

Balance at December 31, 2005
Cost of acquisition through business combinations	722	348	374
Cost of internally developed intangibles	16			16
Amortization/impairment	(250)	(63)	(179)	(8)

Carrying value	488	285	195	8

Changes in carrying value
Acquisitions through business combinations	276	174	102
Other investments - including internally developed	12		11	1
Transfer between categories		(3)	3
Amortization	(51)		(47)	(4)
Impairments	(1)	(1)
Transfer to noncurrent assets held for sale	(16)	(16)
Change in exchange rates	(26)	(19)	(7)

Total changes	194	135	62	(3)

Balance at December 31, 2006
Cost of acquisition through business combinations	930	467	463
Cost of internally developed intangibles	17			17
Amortization/impairment	(265)	(47)	(206)	(12)

Carrying value	682	420	257	5

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The amortization and impairment charges have been recognized on the following line items in the statement of income:

Millions of euros	2006	2005	2004

Cost of sales	23	29	11
Selling expenses	9	8	5
Research and development expenses	12	6	2
General and administrative expenses	7	9	7
Restructuring and impairment charges	1	24	14

	52	76	39

An impairment test is performed for goodwill at balance sheet date, or whenever there is an indication for impairment. For all other intangible assets an impairment test is performed whenever an indicator for impairment exists.

The impairment test compares the carrying value and the recoverable amount of the cash-generating unit. The recoverable amount is determined based on calculation of the value in use and, where possible, compared to multiples of recent transactions to estimate the net selling price. Those calculations use cash flow projections based on actual operating results and the three-year operational plan as approved by the Board of Management. Projections are extrapolated beyond this three-year period using an appropriate perpetual growth rate that is consistent with the long term average market growth rate and that typically does not exceed 3%. The estimated post-tax cash flows are discounted to their present value using a post-tax weighted average cost of capital (WACC). A post-tax WACC is used because this is readily available in the financial markets. Calculating the recoverable amount on a post-tax basis using a post-tax WACC should lead to the same results as pre-tax calculations. The company often uses the WACC as starting point for the discount rate, which is adjusted to reflect the current market assessments of the time value of money and, if appropriate, the risks specific to the asset. The post-tax WACC used is 8%.

They key assumptions used in the predictions are:
·	Revenue growth: based on the actual experience, an analysis of market growth and the expected development of market share
·	Margin development: based on actual experience and managements long term projections.

The impairment test carried out in 2006 showed that in the majority of cases the recoverable amount for each Cash Generating Unit exceeds the carrying amount. Impairment charges of EUR 1 million were recognized. In 2005, the impairment charges were EUR 35 million, mainly related to Organon’s active pharmaceutical ingredients activities and Ink and Adhesive Resins. The estimates of the recoverable amounts were based on value in use, using after-tax discount rates of 8% to 10%.

Both at December 31, 2006 and 2005, there were no purchase commitments for intangible assets. Neither were there any intangible assets registered as security for bank loans.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Note 9 – Financial noncurrent assets

			Investment in associates

		Deferred tax	Share in
Millions of euros	Total	assets	capital	Loans	Other

Balance at December 31, 2004	1,418	794	301	17	306
Change in accounting principles (IAS 32/39)	264	5			259
Acquisitions/loans granted/investments	210			4	206
Divestitures/repayments	(208)		(37)	(5)	(166)
Amounts recognized as income/(expense)	79	36	17		26
Dividends received	(19)		(19)
Fair value adjustments	(26)				(26)
Change in Medicare receivable	(15)				(15)
Changes in exchange rates	67	60	23		(16)

Balance at December 31, 2005	1,800	895	285	16	604

Acquisitions/loans granted/investments	197	(3)	6	52	142
Divestitures/repayments	(123)		(49)	(5)	(69)
Withdrawals	(46)				(46)
Amounts recognized as income/(expense)	197	102	79		16
Dividends received	(37)		(37)
Fair value adjustments	(71)			(26)	(45)
Unwind of discount	4				4
Transfer to noncurrent assets held for sale	(130)		(130)
Change in Medicare receivable	(13)				(13)
Changes in exchange rates	(72)	(41)	(14)		(17)

Balance at December 31, 2006	1,706	953	140	37	576

Other financial noncurrent assets

Other financial noncurrent assets at December 31, 2006, include the subordinated loanof EUR 100 million with a fair value of EUR 89 million granted to the Akzo Nobel Pension Fund (APF) in the Netherlands, which was recognized at inception at its fair value of EUR 87 million and subsequently accounted for at amortized cost, using the effective interest method. Also included is a loan to APF of EUR 21 million. Other long-term receivables related to the sale of the Sant Adria site (Barcelona), which amounted to EUR 81 million, and are included under other financial noncurrent assets as well.

Deferred tax assets

For details on deferred tax assets, see note 10.

Investment in associates

For details on investment in associates, see note 11.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Note 10 – Deferred tax assets and liabilities

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

Deferred tax assets and liabilities relate to the following balance sheet items:

	2006		2005
Millions of euros	Assets	Liabilities	Assets	Liabilities

Intangible assets	100	33	139	12
Property, plant and equipment	58	118	71	158
Inventories	45	26	25	14
Trade and other receivables	55	82	29	32
Provisions:
– pensions and other postretirement benefits	291	1	347	27
– restructuring	20	1	30	1
– other provisions	331	43	399	48
Other items	104	80	75	194
Net operating loss carryforwards	192		145
Deferred tax assets not recognized	(33)		(35)

Tax assets/liabilities	1,163	384	1,225	486
Set-off of tax	(210)	(210)	(330)	(330)

Net deferred taxes	953	174	895	156

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to set off tax assets against tax liabilities and when the deferred tax assets and liabilities relate to the same tax authority. From the total amount of recognized deferred tax assets of EUR 953 million an amount of EUR 148 million is related to entities that have suffered a loss in either 2006 or 2005 in the tax jurisdiction to which a deferred tax asset relates, and where utilization is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The movement in temporary differences during the year is as follows:

Millions of euros	Net balance January 1, 2005	Changes in exchange rates	Acquisitions/ divestitures	Recognized in income	Recognized in equity	Net balance December 31, 2005

Intangible assets	41	7		79		127
Property, plant and equipment	(109)	(5)		27		(87)
Inventories	(5)	1		15		11
Trade and other receivables	8	1		(12)		(3)
Provisions:
– pensions and other postretirement benefits	534	14		(228)		320
– restructuring	34	2		(7)		29
– other provisions	291	22		38		351
Other items	(210)	(2)		100	(7)	(119)
Net operating loss carryforwards	119	11		15		145
Deferred tax assets not recognized	(53)	(4)		22		(35)

Net deferred tax assets/(liabilities)	650	47	–	49	(7)	739

Millions of euros	Net balance December 31, 2005	Changes in exchange rates	Acquisitions/ divestitures	Recognized in income	Recognized in equity	Net balance December 31, 2006

Intangible assets	127	(6)	(30)	(24)		67
Property, plant and equipment	(87)	2	7	18		(60)
Inventories	11	(1)	(1)	10		19
Trade and other receivables	(3)	(1)	(2)	(21)		(27)
Provisions:
– pensions and other postretirement benefits	320	(12)	4	(22)		290
– restructuring	29	(1)		(9)		19
– other provisions	351	(11)	2	(54)		288
Other items	(119)	(1)	1	133	10	24
Net operating loss carryforwards	145	(6)	(4)	57		192
Deferred tax assets not recognized	(35)	2				(33)

Net deferred tax assets/(liabilities)	739	(35)	(23)	88	10	779

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Classification of the deferred tax assets and liabilities, which is determined at fiscal entity level is as follows:

Millions of euros	2006	2005

Deferred tax assets	953	895
Deferred tax liabilities	(174)	(156)

	779	739

At December 31, 2006, losses carried forward amounted to EUR 632 million, of which EUR 88 million is not expected to be recognized. As a result, the deferred tax effect of EUR 32 million is not recognized in the balance sheet. Of the total losses carried forward EUR 9 million will expire within one year. For EUR 102 million of losses, there is no expiration date. Of the net deferred taxes EUR 156 million is expected to reverse in 2007.

The deferred tax assets not recognized in the balance sheet relate to the following items:

Millions of euros	2006	2005

Deductable temporary differences	1	1
Tax losses	32	34

	33	35

For the movement schedule of deferred tax assets see note 9.

Note 11 – Investment in associates

A summary of financial information for the investment in associates on a 100% basis is given below:

Millions of euros	2006	2005	2004

Net revenues	1,668	2,500	2,653
Income before taxes	65	74	248
Net income	36	21	214

Total share in net income of investment in associates
recognized in the consolidated statement of income	79	17

Current assets	420	629
Noncurrent assets	625	1,000

Total assets	1,045	1,629

Current liabilities	319	562
Noncurrent liabilities	388	455
Shareholders’ equity	338	612

Total liabilities and equity	1,045	1,629

Investments in and loans to investment in associates
included in the consolidated balance sheet	177	301

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Several Akzo Nobel companies are general partners in a number of partnerships that are included in the balance sheet under investment in associates and assets held for sale (Flexsys). Akzo Nobel’s equity in the capital of these partnerships was EUR 35 million at year-end 2006 (at December 31, 2005: EUR 55 million). Equity in 2006 earnings was EUR 5 milion (2005: loss of EUR 14 million). At year-end 2006, there were no short-term receivables from investment in associates related to these partnerships (at December 31, 2005: EUR 1 million).

Note 12 – Inventories

Millions of euros	2006	2005

Raw materials and supplies	566	616
Semifinished goods	502	401
Finished products and goods for resale	970	963
Inventory prepayments	4	7

	2,042	1,987

Of the total carrying value of inventories at December 31, 2006, EUR 59 million is measured at net realizable value (fair value less cost to sell). At December 31, 2005 and December 31, 2004 this was EUR 64 million and EUR 50 million, respectively. In 2006, EUR 36 million was recognized in the statement of income for the write-down of inventories (2005: EUR 43 million; 2004: EUR 35 million), while EUR 9 million of write-downs was reversed (2005: EUR 18 million; 2004: EUR 10 million). There are no inventories subject to retention of title clauses.

Note 13 – Income tax receivable and payable

Income tax receivable of EUR 109 million (2005: EUR 137 million; 2004: EUR 210 million) represents the amount of income taxes recoverable in respect of current and prior periods. Income tax payable of EUR 321 million (2005: EUR 380 million; 2004: EUR 468 million) relates to the amount of taxes payable for current and prior periods.

Income taxes receivable and payable have been offset in cases where there is legally enforceable right to set off current tax assets against current tax liabilities and when the intention exists to settle on a net basis or to realize the receivable and payable simultaneously.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Note 14 – Trade and other receivables

Millions of euros	2006	2005

Trade receivables	2,216	2,161
Non-income taxes	119	108
Receivables from associates	39	63
Prepaid expenses	136	114
Fair value derivatives	10	28
Other receivables	304	319

	2,824	2,793
Discounted portion	(14)	(20)

	2,810	2,773

Trade receivables are presented net of impairment losses of EUR 126 million (2005: EUR 142 million). In 2006, EUR 29 million of impairment losses were recognized in the statement of income (2005: EUR 14 million).

Note 15 – Cash and cash equivalents

Millions of euros	2006	2005

Short-term investments	1,427	1,144
Cash on hand and in banks	444	342

	1,871	1,486

Short-term investments almost entirely consist of cash loans, time deposits, marketable private borrowings, and marketable securities immediately convertible into cash.

At December 31, 2006, the amount of cash and cash equivalents was freely available.

Note 16 – Assets and liabilities classified as held for sale

In February 2005, Akzo Nobel announced it would focus its Chemicals portfolio on five strategic areas with clear prospects for profitable leaderships. The process to realize these divestments is nearly completed. The divestment process for a number of these activities is in such a stage that the assets and liabilities thereof qualify as held for sale. The following activities are included in the disposal group: PVC Additives, MACC, Lubricants & Specialties and our investment in Flexsys.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Assets held for sale include the following:

Millions of euros	2006	2005

Property, plant and equipment	32	164
Intangible assets	16
Investment in associates	130
Inventories	16	75
Trade and other receivables	25	83

	219	322

Liabilities classified as held for sale include the following:

Millions of euros	2006	2005

Trade and other payables	25	60

Note 17 – Equity

Subscribed share capital
Authorized capital stock of Akzo Nobel N.V. is EUR 1,600,019,200 and consists of 48 priority shares of EUR 400, 600 million common shares of EUR 2, and 200 million cumulative preferred shares of EUR 2. Subscribed share capital consists of 48 priority shares, 287,268,350 common shares, and no preferred shares (December 31, 2005 and 2004: 48 priority shares, 286,147,260 common shares, and no preferred shares). In 2006, 1,121,090 common shares were issued. In connection with Akzo Nobel’s stock option plan, the company held 239,910 common shares at December 31, 2006 (December 31, 2005 and 2004: 374,021). The holders of common shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the annual meeting of shareholders. The holders of the priority shares are entitled to six percent per share or the statutory interest in the Netherlands, whichever is lower, plus any accrued and unpaid dividends. They have the right to draw up binding lists of nominees for appointment to the Supervisory Board and the Board of Management.

Stock options and performance-related shares
Performance-related stock options and performance–related shares are granted to all members of the Board of Management, Senior Vice Presidents, and executives. The number of participants was 685 in 2006 (2005: 675). The options for Senior Vice Presidents and executives expired after five years. Options granted from 2002 onwards expire after seven years. Options granted to members of the Board of Management as from 2000 expire after ten years. Options granted from 2003 onwards expire after seven years.

All outstanding options from the series 2001, except those for the members of the Board of Management, lapsed in 2006. Options issued as from 1999 cannot be exercised during the first three years. The company currently does not purchase own shares in connection with its stock option plan. No financing facilities exist for option rights or tax payable thereon. One option entitles the holder thereof to buy one Akzo Nobel NV common share of EUR 2 or one American Depositary Share (ADS). As of 2005, all options only entitle the holder thereof to buy Akzo Nobel common shares. The exercise price is the Euronext Amsterdam opening price on the first

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

day that the Akzo Nobel share is quoted ex dividend or the opening price for an ADS on NASDAQ/NMS on the first day that the Akzo Nobel ADS is quoted ex dividend.

In 2004, a performance-related share plan for the Board of Management was introduced. In 2005, the plan was also introduced for the executives. Under this plan, a number of conditional shares are granted to the members of the Board of Management, Senior Vice Presidents and executives each year. The actual number of shares to be granted depends on the company’s Total Shareholder Return (TSR) performance over a three-year period, compared with TSR performance of a specified peer group.

Outstanding option rights and performance-related shares (including Board of Management)

Year of issue	Exercise price in EUR	Outstanding at December 31, 2005	Granted in 2006	Exercised in 2006	Lapsed in 2006	Outstanding at December 31, 2006	Expiry date

Unconditional options
2000	44.82	148,500				148,500	April 27, 2010
2001	46.75	839,740		(483,080)	(356,660)		April 30, 2006
2001	46.75	144,342				144,342	April 30, 2011
2002	46.53	836,160		(37,200)	(21,230)	777,730	April 25, 2009
2002	46.53	176,550				176,550	April 25, 2012
2003	19.51	961,510		(426,080)	(16,830)	518,600	April 22, 2010

		3,106,802		(946,360)	(394,720)	1,765,722
Conditional options
2004	31.45	886,280			(19,580)	866,700	April 25, 2011
2005	31.98	815,898			(18,968)	796,930	April 24, 2012
2006	46.46		694,434		(7,276)	687,158	April 27, 2013

		1,702,178	694,434		(45,824)	2,350,788
	in USD

American Depository Shares
Unconditional options
2001	41.69	133,210		(128,810)	(4,400)
2002	42.05	139,810		(71,540)	(2,640)	65,630	April 25, 2009
2003	21.21	178,970		(81,730)	(3,960)	93,280	April 22, 2010

Conditional options
2004	37.25	203,000			(12,800)	190,200	April 25, 2011

		654,990		(282,080)	(23,800)	349,110

Total		5,463,970	694,434	(1,228,440)	(464,344)	4,465,620

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Number of performance-related shares	Series	Outstanding at December 31, 2005	Granted in 2006	Accumulated dividend till December 31, 2006	*	Forfeited	Vested on January 1, 2007	Outstanding per December 31, 2006

Board of Management	2004-2006	99,000		4,189		(59,400)	43,789
	2005-2007	99,000		6,336				105,336
	2006-2008		68,300	1,804				70,104

Executives and former members of the Board of Management
	2004-2006	22,000		931		(13,200)	9,731
	2005-2007	1,076,888		67,055		(29,139)		1,114,804
	2006-2008		729,009	19,027		(8,275)		739,761

Total		1,296,888	797,309	99,342		(110,014)	53,520	2,030,005

* Equivalent in shares related to accumulated dividend.

The share price of a common share Akzo Nobel as at December 31, 2006 amounted to EUR 46.18.

The number and weighted average exercise price of share options is as follows:

	Common shares		American Depositary Shares
		Weighted-		Weighted-
		average		average
	Number of	exercise price,	Number of	exercise price,
	options	in EUR	options	in USD

Balance at December 31, 2004	4,902,942	38.08	665,610	34.81
Granted during the period	819,486	31.98
Forfeited during the period	(913,448)	44.25	(7,980)	33.45
Exercised during the period			(2,640)	41.69

Balance at December 31, 2005	4,808,980	35.87	654,990	34.79
Granted during the period	694,434	46.46
Forfeited during the period	(440,544)	44.38	(23,800)	35.85
Exercised during the period	(946,360)	34.48	(282,080)	35.93

Balance at December 31, 2006	4,116,510	37.07	349,110	33.87

Exercisable at December 31, 2006	1,765,722	38.47	158,910	29.82

From July 1, 2005 the stock options are equity-settled. The employee receives the shares from the company upon exercise of the options and is free to sell the shares immediately afterwards.

The fair value is measured at grant date and amortized over the period during which the employees become unconditionally entitled to the options or performance shares.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The expected value of performance stock options for the Board of Management is based on the binominal option pricing model, using certain assumptions. These assumptions were used for these calculations only and do not necessarily represent an indication of management’s expectations of future developments. In addtion, option valuation models require the input of highly subjective assumptions, including expected share price volatility. The company’s employee stock options have characteristics significantly different from those of traded options and changes in the subjective assumptions used for the calculation can materially affect the fair value estimate.

The fair value and the assumptions used for the options granted were as follows:

Common shares, in EUR	2006	2005

Fair value at measurement date	9.97	7.45
Share price	46.46	31.98
Exercise price	46.46	31.98
Expected share price volatility (%)	24.80	33.40
Expected option life (years)	5.00	5.00
Expected dividend yield (%)	2.74	4.40
Risk-free interest rate (%)	3.92	3.25

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information. Share options are granted under a service condition and a nonmarket performance condition. Such conditions are not taken into account in the grant fair value measurement. There are no market conditions associated with the share option grants.

The grant date fair value of the performance shares is amortized as a charge against income over the three-year vesting period. The fair value at grant date is based on the Monte Carlo simulation model taking market conditions into account. The value was calculated by external specialists and amounted to EUR 12.67 for the performance share conditionally granted in 2005 and EUR 16.80 for the 2006 performance shares. The 2006 charge recognized aggregated EUR 9.6 million (2005: EUR 3 million).

Statutory and other reserves
At the Annual General Meeting of Shareholders of April 26, 2001 an amendment to the Articles of Association was approved whereby the par value of the priority shares was adjusted from NLG 1,000 tot EUR 400 and of the common shares and the cumulative preferred shares from NLG 5 to EUR 2. As the revised par values are somewhat lower than the original par values, in accordance with section 67a of Book 2 of the Netherlands Civil Code, the company recognized a statutory reserve of EUR 77 million for this reduction in subscribed share capital. Statutory reserves also include EUR 5 million for capitalized development costs, as well as the reserves relating to earnings retained by subsidiaries, associates and joint ventures after 1983. Statutory reserves are nondistributable.

Cumulative translation reserves comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intercompany loans with a permanent nature and liablilities that hedge the net investments in a foreign subsidiary.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Changes in fair value of derivatives comprise the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Dividend proposal
It was proposed that dividend on priority share of EUR 768 and on common shares of EUR 344 million will be distributed. Following acceptance of this proposal, holders of common shares received a dividend of EUR 1.20 per share of EUR 2, of which EUR 0.30 was paid earlier as an interim dividend. The final dividend of EUR 0.90 was made payable from May 7, 2007.

Note 18 – Earnings per share

Earnings per common share are calculated by dividing net income by the weighted average number of common shares outstanding during the year. The weighted average numbers were as follows:

	2006	2005	2004

Issued common shares at January 1	286,147,260	286,147,260	286,147,260
Issued common shares during the year	732,721
Effect of own shares held	(336,267)	(374,021)	(401,673)

Shares for basic earnings per share at December 31	286,543,714	285,773,239	285,745,587
Effect of dilutive shares:
- for stock options	1,023,823	658,646	423,348
- for performance-related share plan	860,761	519,841	236,962

Shares for diluted earnings per share	288,428,298	286,951,726	286,405,897

Note 19 – Provisions

		Pensions and
		other
		postretirement	Restructuring	Environmental
Millions of euros	Total	benefits	activities	costs	Other

Balance at December 31, 2005	2,976	2,070	199	268	439
Additions made during the year	433	137	109	35	152
Utilization	(527)	(224)	(119)	(47)	(137)
Amounts reversed during the year	(164)	(55)	(29)	(50)	(30)
Unwind of discount	22	2	3	12	5
Acquisitions/divestitures	26	12	(1)	13	2
Change in Medicate receivable	(13)	(13)
Changes in exchange rates	(50)	(41)	(1)	(3)	(5)

Balance at December 31, 2006	2,703	1,888	161	228	426

Non-current portion of provisions	2,132	1,732	48	178	174
Current portion of provisions	571	156	113	50	252

Total	2,703	1,888	161	228	426

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Provisions for pensions and other postretirement benefits
Akzo Nobel has a number of defined benefit pension plans. The benefits of these plans are based primarily on years of service and employees’ compensation. The funding policy for the plans is consistent with local requirements in the countries of establishment.

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

During 2006, the postretirement healthcare and pensions plans in the United States were adjusted, whereby the benefit levens and the eligibility to participate in these plans were reduced. This is the major reason for the curtailment benefit of in total EUR 55 million, which was recognized. In addition, as a result of a change in medical provider in the United States, medical costs are expected to be lower. As a consequence, the defined benefit obligation reduced substantially in 2006, which resulted in a reduction of the unrecognized net loss.

During 2005, Akzo Nobel reached agreement with the unions on a change of its pension plan in the Netherlands, so that, effective December 31, 2005, it changed from a defined benefit plan to a defined contribution plan. In connection with this change, the company paid a one-time nonrefundable contribution of EUR 151 million and granted a EUR 100 million subordinated loan, which had a fair value at inception of EUR 87 million. The company also funded an interest-free loan of EUR 50 million, which will be redeemed by retaining future employee pension premiums. The fair value at inception of this loan was EUR 47 million. In addition, certain changes were made to the early retirement plan. These changes resulted in a curtailment and settlement of defined benefit obligations of EUR 4,575 million and of plan assets of EUR 4,502 million. All in all, the net pretax gain was EUR 114 million.

Effective December 31, 2005, due to changes in the Dutch national healthcare system, the company also terminated its postretirement healthcare plan in that country, except for a gradually declining transition arrangement until June 30, 2009. Due to this curtailment, the defined benefit obligation decreased by EUR 150 million. The net pretax gain on the termination was EUR 169 million.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The table below shows a summary of the changes in the pension and the other postretirement benefit obligations and plan assets for 2006 and 2005.

Millions of euros	Pensions		Other Postretirement
			benefits
Asset/(liability)	2006	2005	2006	2005

Defined benefit obligation
Balance at beginning of year	(5,510)	(8,975)	(508)	(514)
Acquisitions/divestments	(12)	(4)	(1)
Settlements/curtailments	3	4,575	79	150
Service costs	(82)	(209)	(13)	(21)
Contribution by employees	(7)	(32)	(2)
Interest costs	(249)	(437)	(20)	(30)
Benefits paid	322	484	25	23
Actuarial gains/(losses)	(197)	(747)	93	(59)
Changes in exchange rates	(28)	(165)	55	(57)

Balance at end of year	(5,760)	(5,510)	(292)	(508)

Plan assets
Balance at beginning of year	3,596	6,781	–	–
Acquisitions/divestments		1
Settlements	(2)	(4,502)
Contribution by employer	160	397
Contribution by employees	7	32
Benefits paid	(284)	(436)	–	–
Expected return on plan assets	233	461	–	–
Actuarial gains	214	736
Changes in exchange rates	18	126

Balance at end of year	3,942	3,596	–	–

Funded status	(1,818)	(1,914)	(292)	(508)

Unrecognized net loss/(gain)	302	328	(9)	89
Unrecognized prior service costs	1	1	(26)	2
Medicare receivable			(46)	(68)

Net balance pension provisions	(1,515)	(1,585)	(373)	(485)

The defined benefit obligation breaks down as follows:

	2006	2005

Wholly or partly funded plans	4,892	4,663
Unfunded plans	868	847

	5,760	5,510

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The funded status at the beginning and end of 2004 was as follows:

Millions of euros	Pensions		Other postretirement benefits

	December 31,	January 1,	December 31,	January 1,
Asset/(liability)	2004	2004	2004	2004

Defined benefit obligation	(8,975)	(8,579)	(514)	(521)
Plan assets	6,781	6,347	–	1

Funded status	(2,194)	(2,232)	(514)	(520)

As January 1, 2004 is the transition date for the implementation of IFRS, this information is not available for earlier years. The difference between the actual and the expected return on plan assets was a gain of EUR 214 million in 2006, of EUR 736 milion in 2005, and of EUR 228 million in 2004. The 2006 actuarial gains and losses on the defined benefit obligation breakdown as follows:

Gain/(loss)	Pensions	Other postretirement benefits

Due to experience	2	74
Due to change in assumptions	(199)	19

	(197)	93

In the United States, the Medicare Prescription Drug Improvement and Modernization Act of 2003 introduced prescription drug benefits for retirees as well as a federal subsidy to sponsors of postretirement healthcare plans, which both began at January 1, 2006. This reimbursement right has been recognized as an asset under other financial noncurrent assets, measured at fair value. At December 31, 2006, this value was EUR 46 million (December 31, 2005: EUR 68 million).

The net periodic pension costs for the defined benefit pension plans were as follows:

	Pensions			Other Postretirement
				benefits

Charge/(income)	2006	2005	2004	2006	2005	2004

Service costs for benefits earned during the period	82	209	208	13	21	22
Interest costs on defined benefit obligations	249	437	456	20	30	32
Expected return on plan assets	(233)	(461)	(427)
Amortization of unrecognized losses/(gains)	9	11	13	(1)
Settlement/curtailment gain	(4)	(132)	(86)	(51)	(169)	(5)

	103	64	164	(19)	(118)	(49)

The remaining plans primarily represent defined contribution plans. Expenses for these plans totaled EUR 177 million in 2006 and EUR 57 million in 2005. This increase to a large extent concerns the transition in the Netherlands from a defined benefit pension plan to a defined contribution plan.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The weighted average assumptions underlying the computations were:

	Pensions			Other Postretirement benefits
Percent	2006	2005	2004	2006	2005	2004

Pension benefit obligation at December 31,
– discount rate	4.9	4.7	4.9	5.8	5.5	5.4
– rate of compensation increase	4.2	3.9	3.2
Net periodic pension costs
– discount rate	4.7	4.9	5.4	5.5	5.4	6.0
– rate of compensation increase	3.9	3.2	3.2
– expected return on plan assets	6.5	6.7	6.7

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

Pension plan assets principally consist of quoted equity securities, long-term interest-earning investments, and real estate. At December 31, 2006 and 2005, plan assets did not include financial instruments issued by the company, nor any property occupied or other assets used by it. The weighted average pension plan asset allocation at December 31, 2006 and 2005, and the target allocation for 2007 for the pension plans by asset category are as follows:

	Target allocation	Percentage of plan assets at December 31,
Percent	2007	2006	2005

Equity securities	50-55	50	51
Long-term interest earning investments	35-45	37	36
Real estate	5-10	8	8
Other	0-5	5	5

Total		100	100

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Weighted average assumptions for other postretirement benefits were as follows :

Percent	2006	2005	2004

Assumed healthcare cost trend rates at December 31 :
– healthcare cost trend rate assumed for next year	9.0	8.5	6.3
– rate to which the cost trend rate is assumed to decline
(the ultimate trend rate)	5.0	5.0	5.0
– year that the rate reaches the ultimate trend rate	2010	2009	2009

In line with plan agreements in place until December 31, 2006, allowances under the healthcare plan in the Netherlands are assumed not to increase anymore.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	1 percentage	1 percentage point
Millions of euros	point increase	decrease

Effect on total of service and interest cost	7	(5)
Effect on postretirement benefit obligations	19	(18)

Cash flows

The company expects to contribute EUR 122 million to its defined benefit pension plans in 2007. For other postretirement benefit plans the contribution for 2007 is expected to be EUR 20 million.

The following benefit payments, which take into account the effect of future service, are expected to be paid:

	Pensions	Other postretirement
		benefits

2007	296	23
2008	309	21
2009	317	22
2010	326	22
2011	336	24
2012–2015	1,732	141

Provisions for restructuring of activities

Provisions for restructuring of activities comprise accruals for certain employee termination benefits and for costs which are directly associated with plans to exit specific activities and closing down of facilities. For all restructurings a detailed formal plan exits and the implementation of the plan has started or the plan has been announced before the balance sheet date. Most restructuring activities relate to relatively smaller restructurings

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

and are expected to be completed within two years from the balance sheet date. However, for certain plans payments of termination benefits to former employees may take several years longer.

Provisions for environmental costs

For details on environmental exposures, see note 25.

Other provisions

Other provisions relate to a great variety of risks and commitments, including provisions for antitrust cases, claims, other long-term employee benefits like long-service leave, jubilee payments, and other. The provision for antitrust cases amounted to EUR 177 million at December 31, 2006 (at December 31, 2005: EUR 204 million).

For details on antitrust cases, see note 25.

The majority of the cash outflows related to other provisions are expected to be within one to five years. In calculation the other provisions a pretax discount rate of on average 5% has been used.

Note 20 – Deferred income

In December 2003, the company received an initial payment of EUR 88 million from Pfizer for the co-development and co-marketing agreement for asenapine. Such payments are to be reported as deferred income and to be recognized as revenue in subsequent years. For this payment, recognition is based on the development costs expected for the (remaining) first part of the development period. At December 31, 2006, the remaining balance of the deferred amount was EUR 7 million (2005: EUR 27 million).

Note 21 – Long-term borrowings

	2006	2005

Debentures:
– issued by Akzo Nobel NV	2,327	2,368
– issued by consolidated companies	121	220
Debt to credit institutions	18	52
Other borrowings	85	62

	2,551	2,702

At December 31, 2006 the total amount of long-term credit facilities arranged by Akzo Nobel was EUR 1.5 billion (at December 31, 2005: EUR 1.5 billion) maturing at 2013. At December 31, 2006 and December 31, 2005 the facilities were not used

During 2006, the average effective interest rate was 4.5% (2005: 4.2%) .

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Aggregate maturities of long-term borrowings are as follows:

	2008/2011	after 2011

Debentures:
– issued by Akzo Nobel NV	2,327
– issued by consolidated companies	20	101
Debt to credit institutions	9	9
Other borrowings	48	37

	2,404	147

For details on debentures issued by Akzo Nobel NV, see note 24.

At December 31, 2006 and December 31, 2005, none of the borrowings was secured by means of mortgages, etc.

Finance lease liabilities are included under other borrowings. The amounts payable in respect of these finance lease liabilities are due as follows:

	Minimum lease
	payments	Interest	Principal

Within 1 year	10	1	9
Between 1 and 5 years	28	2	26
More than 5 years	1	–	1

	39	3	36

The amounts due within 1 year are presented under short-term borrowings. For details on the company’s exposure to interest rate and foreign currency risk, see note 24.

Note 22 – Short-term borrowings

	2006	2005

Debt to credit institutions	240	298
Borrowings from investment in associates	12	16
Current portion of long-term borrowings	158	43

	410	357

Akzo Nobel has a commercial paper program in the United States, which at December 31, 2006, as at December 31, 2005, had a maximum of USD 1.0 billion (year-end 2006: EUR 0.7 billion; year-end 2005: EUR 0.8 billion), and a Euro commercial paper program, which at December 31, 2006, as at December 31, 2005, had a maximum of EUR 1.5 billion. Both at December 31, 2006 and at December 31, 2005, there was no commercial paper outstanding.

For details on financial instruments, see note 24.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Note 23 – Trade and other payables

	2006	2005

Prepayments by customers	20	24
Suppliers	1,221	1,180
Debt to associates	3	4
Taxes and social security contributions	171	153
Amounts payable to employees	409	369
Dividends	1	4
Pensions	17	7
Fair value derivatives	13	13
Other liabilities	476	437

	2,331	2,191

Note 24 – Financial instruments

Foreign exchange risk management

The company enters into forward exchange contracts to hedge the entire transaction risk on sales, purchases, and financing transactions denominated in currencies other than the functional currency of the subsidiary concerned. The purpose of Akzo Nobel’s foreign currency hedging activities is to protect the company from the risk that the eventual functional currency net cash flows resulting from committed trade or financing transactions are adversely affected by changes in exchange rates. Most forward exchange contracts outstanding at year-end have a maturity of less than one year. Where necessary, the forward exchange contracts are rolled over at maturity. Incidentally, the company may apply hedge accounting. The company does not use financial instruments to hedge the translation risk related to equity, intercompany loans of a permanent nature, and earnings of foreign subsidiaries and investment in associates. Currency derivatives are not used for speculative purposes.

At December 31, 2006, outstanding contracts to buy currencies totaled EUR 775 million (at December 31, 2005: EUR 1.0 billion), while contracts to sell currencies totaled EUR 813 million (at December 31, 2005: EUR 1.0 billion). These contracts mainly relate to U.S. dollars, Swedish kronor, Norwegian kronor, pounds sterling, and Japanese yen, all having maturities within one year.

Interest rate risk management

In principle, the company manages interest risk by matching the duration of assets and liabilities. As a consequence, noncurrent assets and a certain portion of current assets are financed with equity, provisions, and long-term borrowings with fixed interest rates. The remainder of current assets is financed with short-term debt, including floating rate short-term borrowings. In order to achieve an appropriate mix of fixed and floating rate exposure within the company’s policy, a number of swap contracts and forward rate agreements have been entered into. The company swapped EUR 250 million fixed rate liabilities with an interest rate of 5.63% with 3-month floating rate EURIBOR-related liabilities, maturing in 2009.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

In addition, the company swapped EUR 250 million 3-month floating rate EURIBOR liabilities into USD 223 million 3-month floating rate LIBOR liabilities, maturing in 2009. The combined effective interest rate was 5.0% .

The company swapped fixed rate liabilities with an interest rate of 4.25% with 6-month floating rate EURIBOR-related liabilities for an amount of EUR 650 million, maturing in 2011. The combined effective interest rate was 3.3% .

The company classifies the interest rate swaps as fair value hedges and states them at fair value.

The company concluded forward rate agreements whereby interest on deposits was fixed at 3.0% for a volume of EUR 100 million during the period January to April 2007. For the forward rate agreements no hedge accounting is applied.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The table below gives information on the company’s financial instruments that are sensitive to changes in interest rates. The principal cash flows and effective interest rates are given.

	Expected maturity date
Millions of euros							Effective
					There		interest	Carrying	Estimated
	2008	2009	2010	2011	after	Total	rate	amount	fair value

Assets
Subordinated loan to Akzo
Nobel Pension Fund			(100)			(100)	5.1	89	89
Average interest rate			3.5			3.5

Liabilities
Long-term borrowings
Fixed Rate (EUR)
Bond loan 98/08	511					511	5.49	513	521
Average interest rate %	5.38					5.38
Bond loan 02/09		1,000				1,000	5.76	1,051	1,030
Average interest rate %		5.63				5.63
Bond loan 03/11				750		750	4.41	763	751
Average interest rate %				4.25		4.25

Fixed Rate (USD)
Bond loan 09		14				14	6.35	14	14
Average interest rate %		6.28				6.28
Bond loan 12					107	107	6.57	107	110
Average interest rate %					6.54	6.54

Interest rate derivatives
Interest rate swaps
Fixed to variable (EUR)		250				250		13	13
Average pay rate %	Euribor 3 months + 0.47
Average receive rate %		5.625				5.625

Fixed to variable (EUR)				450		450		4	4
Average pay rate %			Euribor 6 months + 0.43
Average receive rate %				4.25		4.25

Fixed to variable (EUR)				200		200		2	2
Average pay rate %			Euribor 6 months + 0.445
Average receive rate %				4.25		4.25

Cross currency swap
Variable (EUR) to Variable			250 EUR/223 USD
(USD)								83	83
Average receive rate %			250 EUR Euribor + 0.47
Average pay rate %			223 USD Libor + 0.439

Forward rate agreements	Fixed interest rate on deposits
	-3% (fixed rate) on EUR 100 million maturity 2007

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Credit risk management

The company has a credit risk management policy in place to limit credit losses due to nonperformance of financial counterparties and customers. The exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit. Generally the company does not require collateral in respect of financial assets.

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

Commoditiy price risk management

In order to hedge the price risk of natural gas, the company has entered into swap contracts for the underlying fuels, with an average volume per month of 36,500 tons for the period of January through December 2007, whereby the price is fixed. The company also concluded futures contracts for the purchase of 1,966 million m3 of gas, reasonably spread over the period 2007-2009.

Furthermore, the company entered into futures contracts for electricity in order to hedge the price risk for the expected use of electricity by certain subsidiaries over the period 2007-2010, spread in tranches of three months. For these contracts cash flow hedge accounting is applied.

Sensitivity Analysis

By managing interest rate and currency risks, the company aims to reduce the impact of short-term fluctuations on the company’s earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At December 31, 2006, the decrease in the company’s profit before tax as a result of a general increase of one percentage point in interest rates would be negligible. Cash and cash equivalents, short-term borrowings and interest swaps have been included in this assessment.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Fair value of financial instruments

The carrying values and estimated fair values of financial instruments are as follows:

	December 31, 2006		December 31, 2005
	Carrying	Estimated	Carrying	Estimated
Asset/(liability)	value	fair values	value	fair values

Subordinated loan to Akzo Nobel Pension Fund	89	89	87	87
Trade and other receivables	2,810	2,810	2,773	2,773
Cash and cash equivalents	1,871	1,871	1,486	1,486
Interest swap contracts	19	19	81	81
Cross currency swap contracts	83	83	64	64
Forward rate agreements	–	–	–	–
Forward exchange contracts:
– asset	10	10	23	23
– liability	(13)	(13)	(11)	(11)
Long-term borrowings	(2,551)	(2,529)	(2,702)	(2,833)
Short-term borrowings	(410)	(410)	(357)	(357)
Trade and other payables	(2,331)	(2,331)	(2,191)	(2,191)
Electricity futures	2	2	18	18
Petroleum swaps	(16)	(16)	4	4
Gas futures	(1)	(1)	1	1

	(438)	(416)	(724)	(855)

Unrecognized (losses)/gains		22		(131)

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

Note 25 – Contingent liabilities and commitments

Environmental matters

The company is confronted with substantial costs arising out of environmental laws and regulations, which include obligations to eliminate or limit the effects on the environment of the disposal or release of certain wastes or substances at various sites. Proceedings involving environmental matters, such as the alleged discharge of chemicals or waste materials into the air, water or soil, are pending against the company in various countries. In some cases this concerns sites divested in prior years or derelict sites belonging to companies acquired in the past.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

It is the company’s policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has materialized and an amount is reasonably estimable. These accruals are reviewed periodically and adjusted, if necessary, as assessments and cleanups proceed and additional information becomes available. Environmental liabilities can change substantially due to the emergence of additional information on the nature or extent of contamination, the necessity of employing particular methods of remediation, actions by governmental agencies or private parties, or other factors of a similar nature. Cash expenditures often lag behind the period in which an accrual is recorded by a number of years.

As stated in note 19, the provisions for environmental costs accounted for in accordance with the aforesaid policies aggregated EUR 228 million at December 31, 2006 (at December 31, 2005: EUR 268 million). The provision has been discounted using an average pretax discount rate of 5.25% .

While it is not feasible to predict the outcome of all pending environmental exposures, it is reasonably possible that there will be a need for future provisions for environmental costs which, in management's opinion, based on information currently available, would not have a material effect on the company’s financial position but could be material to the company’s results of operations in any one accounting period.

Antitrust cases

Akzo Nobel is involved in investigations by the antitrust authorities in the European Union, the United States, and Canada into alleged violations of the respective antitrust laws for some products in these jurisdictions. The company is fully cooperating with the authorities in these investigations. In addition, the company is defending civil damage claims in relation to some of these alleged antitrust violations. At December 31, 2005, the company had a provision for antitrust cases of EUR 204 million. Fines, civil damage settlements, and legal costs incurred in 2006 in connection with these cases amounted to EUR 50 million (2005: EUR 12 million).

In March 2006, Akzo Nobel Chemicals International BV entered into a Plea Agreement with the United States that involved, among other material terms, an agreement that Akzo Nobel Chemicals International BV would plead guilty to a one-count information charging it with violation of § 1 of the Sherman Act with respect to the sale of hydrogen peroxide over the period from July 1998 to December 2001. It also involved an agreement that the US DOJ would recommend a fine and related payments in the amount of USD 32 million (EUR 26 million). Pursuant to the Plea Agreement, on May 17, 2006, Akzo Nobel Chemicals International BV entered its plea of guilty and was sentenced by the Federal District Court in San Francisco, California, in accordance with the recommendation in the Plea Agreement.

In 2006, based on an estimate of probable fines, civil damage claims, and costs to be paid over a number of years to come – taking into account legal advice and the current facts and circumstances – the company added EUR 21 million to the provision for antitrust cases. At December 31, 2006, the provision for antitrust cases amounted to EUR 177 million. Included in this amount are provisions for three cases pending in appeal by the company with the EU Court of First Instance (EU CFI) against decisions by the EU Commission to impose fines on the company for violations of EU competition laws regarding the following products: choline chloride (EUR 21 million), monochloroacetic acid (EUR 84 million), and hydrogen peroxides (EUR 25 million). The company’s appeal against the European Commission’s decision to fine the company for violation of the European competition laws regarding sodium gluconates (EUR 10 million) was dismissed by the EU Court of First Instance, which judgment is now under appeal by the company at the European Court of Justice.

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

With regard to Flexsys, a 50/50 joint venture for rubber chemicals with Solutia Inc., authorities in the United States, Canada, and Europe are investigating alleged antitrust violations in the rubber chemicals industry. We have been informed by Flexsys management that it is cooperating with the authorities and will continue to do so and pursuant to this cooperation has been granted conditional amnesty by the US DOJ, the Canadian DOJ and the EU Commission. We are aware that Flexsys entered into a settlement (which in 2005 received final approval by the Federal District Court in San Francisco, California) with a class of direct purchasers in the United States. We are also aware of a number of purported class actions having been filed against Flexsys in various state courts (by alleged indirect purchasers) and an individual action (by an alleged competition) in federal court in the United States, and in the province of Quebec, Canada. The company has been named as codefendant in the federal individual action. Flexsys has recognized certain provisions for these cases and the company does believe neither that the plaintiffs will be able to establish liability on the part of the company nor that it will be liable for funding any judgments against settlements made by, or related costs incurred by Flexsys. The carrying value of the company’s investment in Flexsys, however, may be affected by these cases. At December 31, 2006 the carrying amount related to the Flexsys investment was EUR 131 million. This amount is included in assets held for sale. Reference is made to Note 28 – Subsequent Events.

Other Investigations and Litigation

Certain wholly-owned operating subsidiaries of Organon and Intervet were named in the final report of the Independent Inquiry Committee into the United Nations’ Oil for Food Program for humanitarian support to Iraq. The report states that these entities made some improper payments in connection with four contracts (with a total value of USD 3 million) with the Iraqi Government to provide pharmaceuticals and vaccines. Akzo Nobel has conducted an internal review of this matter and has voluntarily reported on that review to the U.S. Securities and Exchange Commission and to the US DOJ. The company is currently working with these authorities regarding the situation. Organon is also involved in an investigation by the competent Dutch public prosecutor. While neither of the said authorities has taken any action to date against Akzo Nobel or its subsidiaries, this matter could expose Akzo Nobel and/or its subsidiaries to regulatory and/or criminal charges and sanctions.

Late January 2006, Akzo Nobel Nederland B.V. and the Akzo Nobel Pension Fund in the Netherlands received a summons from the Association of Retired Akzo Nobel Employees with regard to the changed financing of the company's Dutch pension plan. In January 2007, the court dismissed all claims against Akzo Nobel Nederland BV and the Akzo Nobel Pension Fund. Reference is made to Note 28 – Subsequent Events.

In December 2006 Akzo Nobel Nederland BV received a summons from certain Dutch labor unions, acting on behalf of retired Dutch Akzo Nobel employees, claiming that Akzo Nobel Nederland BV’s decision no longer to reimburse part of the health insurance premiums for those employees over time after a transition period is in breach of Akzo Nobel’s employment contracts with these employees. The company is defending its position and based on legal advice believes that there will be no material liabilitiy to it on this matter.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

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

Commitments

Purchase commitments for property, plant and equipment aggregated EUR 96 million at December 31, 2006. At December 31, 2005, these commitments totaled EUR 76 million. In addition, the company has purchase commitments for raw materials and supplies incident to the ordinary conduct of business, for a total of EUR 1.4 billion (2005: EUR 1.5 billion).

Long-term liabilities contracted in respect of leasehold, rental, operational leases, research, etc., aggregated EUR 776 million at December 31, 2006 (at December 31, 2005: EUR 822 million). Payments due within one year amount to EUR 225 million (2005: EUR 261 million); payments between one and five years EUR 416 million (2005: EUR 441 million) and payments due after more than five years amount to EUR 135 million (2005: EUR 120 million).

Guarantees related to investment in associates totaled EUR 5 million (at December 31, 2005: EUR 3 million). As general partners in several partnerships, Akzo Nobel companies are liable for obligations incurred by these parthnerships. At December 31, 2006, the risk ensuing from these liabilities was EUR 93 million (at December 31, 2005: EUR 113 million).

Note 26 – Related party transactions

Akzo Nobel purchases and sells goods and services to various related parties in which Akzo Nobel holds a 50% or less equity interest (investment in associates). Such transactions were not significant on an individual or aggregate basis. These transactions were conducted at arm’s length with terms comparable to transactions with third parties.

In the ordinary course of business the company has transactions with various organizations with which certain of its members of the Supervisory Board of Management are associated, but no transactions responsive to this item were conducted in 2006. Likewise, there have been no transactions with members of the Supervisory Board or Board of Management, any other senior management personnel or any family member of such persons. Also no loans have been extended to members of the Supervisory Board or Board of Management, any other senior management personnel or any family member of such persons. For details on the remuneration of the Supervisory Board and Board of Management see Item 6 – Directors, Senior Management and Employees, section B – Compensation of this document.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Note 27 – Application of Generally Accepted Accounting Principles in the United States of America

The accounting principles followed in the preparation of the consolidated financial statements (IFRS) differ in some respects from those generally accepted in the United States of America (US GAAP).

The reconciliation of net income is as follows:

	For the year ended December 31,
Millions of euros	2006	2005	2004

Net income attributable to equity holders of the company, in accordance with IFRS	1,153	961	945
Adjustments to reported income:
Goodwill write-downs (a)	(29)	(46)	(92)
Pensions (b)	(37)	(212)	(140)
Loans to pension fund in the Netherlands (b)	(4)	15
Other postretirement benefits (b)	(29)	(72)	(14)
Joint venture (c)	(1)	(2)	(4)
Stock compensation (d)		1	2
Employee share plan (e)			(1)
Development costs (f)	3	—	—
Restructuring provisions (g)	2	(16)	14
Tax on the elimination of intercompany profits (h)	2	(7)	43
Derivatives (i)	(80)	8	35
Intangible assets (j)	(2)	(24)
Sale and leaseback office building (l)	(12)
Joint venture (m)	(18)
Discounting of sundry provisions (n)	(25)
Reversal of impairments (o)	(11)
Minority interest (p)	(2)
Income taxes (s)	90	104	44

Net income/(loss) in accordance with US GAAP	1,000	710	832
Per share and ADS in accordance with US GAAP, in euros:
Basic earnings/(loss) per share/ADS	3.49	2.48	2.91
Diluted earnings/(loss) per share/ADS	3.47	2.47	2.90

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Comprehensive income is as follows:

Millions of euros	2006	2005	2004

Net income/(loss) in accordance with US GAAP	1,000	710	832
Other comprehensive income/(loss), net of taxes
— Foreign currency translation adjustments	(137)	253	(78)
— Excess of minimum liability over unrecognized prior service cost, before taxes	106	(115)	72
— Tax on excess of minimum liability over unrecognized prior service cost	(40)	41	(7)

Comprehensive income/(loss)	929	889	819

The accumulated other comprehensive income/(loss) balances are as follows:

Millions of euros	Foreign currency translation adjustments	Minimum pension liability adjustment	Pensions (SFAS 158)	Accumulated other comprehensive income

Balance at December 31, 2003	(1,066)	(824)		(1,890)
2004 change	(78)	65		(13)

Balance at December 31, 2004	(1,144)	(759)		(1,903)
2005 change	253	(74)[1]		179

Balance at December 31, 2005	(891)	(833)		(1,724)
2006 change	(137)	66		(71)
Adoption of SFAS 158 net of taxes of (EUR 355 million) and EUR 424 million, respectively		767	(947)[2]	(180)

Balance at December 31, 2006	(1,028)		(947)	(1,975)

1	Including a credit of EUR 10 million recognized for the joint venture Flexsys.
2	Including a charge of EUR 13 million recognized for the joint venture Flexsys.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The reconciliation of shareholders’ equity is as follows:

	December 31,
Millions of euros	2006	2005

Shareholders’ equity in accordance with IFRS	4,144	3,415
Adjustments to reported shareholders’ equity:
Goodwill (a)	3,003	3,056
Pensions (b)	93	1,496
Minimum pension liability (b)		(1,228)
Other postretirement benefits (b)	36	61
Joint venture (c)	(2)	17
Development costs (f)	(5)	(8)
Restructuring provisions (g)	3	1
Tax effect on eliminations of intercompany profit (h)	(37)	(40)
Derivatives (i)	18	61
Intangible assets (j)	(26)	(24)
Sale and leaseback office building (l)	(12)
Joint venture (m)	(17)
Discounting of sundry provisions (n)	(25)
Reversal of impairments (o)	(11)
Minority interest (p)	(2)
Income taxes (s)	2	(106)

Shareholders’ equity in accordance with US GAAP	7,162	6,701

An analysis of the change of shareholders’ equity under US GAAP is as follows:

Millions of euros	2006	2005	2004

Balance at beginning of year	6,701	6,127	5,651
Net income/(loss)	1,000	710	832
Dividends paid	(344)	(343)	(343)
Equity settled transactions	16	28
Issue of common shares	40
Foreign currency translation adjustments	(137)	253	(78)
Excess of minimum liability over unrecognized prior service costs, net of income taxes	66	(74)	65
Adoption of SFAS 158	(180)

Balance at end of year	7,162	6,701	6,127

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The differences, which have an effect on net income and/or shareholders’ equity, are as follows:

(a)	For NL GAAP purposes, until 1999 goodwill was charged directly to shareholders’ equity. Under IFRS goodwill is capitalized and tested for impairment annually. Akzo Nobel has elected the transition option in IFRS 1 to apply IFRS 3 prospectively from the transition date. This implicates that all prior business combination accounting is frozen at transition date and the value of goodwill is frozen at January 1, 2004.

For US GAAP, until 2001 goodwill was capitalized and amortized over its estimated useful life not exceeding 40 years.

The company adopted the provisions of SFAS 141 as of July 1, 2001, and of SFAS 142 effective January 1, 2002. As of January 1, 2002, goodwill is determined to have an indefinite useful life, and therefore no longer amortized. Annually goodwill is tested for impairment in accordance with the provisions of SFAS 142.

As a consequence, the unamortized goodwill balances per January 1, 2002, of pre 2000 acquisitions are to be capitalized for US GAAP and are no longer amortized.

The company annually tests the US GAAP goodwill for impairment. The impairment test in accordance with the provisions of SFAS 142 did not result in additional charges in the company’s statement of income, except for the write down of remaining unamortized goodwill associated with businesses disposed of. For 2006 and 2005, the write down mainly related to some Chemicals activities which are classified as held for sale. The goodwill has been written down to net realizable value. For 2004, the write down concerns unamortized goodwill of Catalysts, Phosphorus Chemicals, and Coating Resins.

An analysis of the change in the reconciling item for goodwill under US GAAP during 2006, 2005, and 2004 is as follows:

Millions of euros

Balance at December 31, 2003	3,163
Additional write-downs	(92)
Foreign currency translation adjustments	(35)

Balance at December 31, 2004	3,036
Additional write-downs	(46)
Foreign currency translation adjustments	66

Balance at December 31, 2005	3,056
Additional write-downs	(29)
Foreign currency translation adjustments	(24)

Balance at December 31, 2006	3,003

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The movement schedule per segment of the total US GAAP goodwill is as follows:

Millions of euros	Organon	Intervet	Coatings	Chemicals	Total

Balance at December 31, 2004	89	309	2,191	724	3,313
Acquisitions			13	5	18
Divestments				(3)	(3)
Impairments	(15)		(5)	(48)	(68)
Foreign currency translation adjustments	1	4	77	(1)	81

Balance at December 31, 2005	75	313	2,276	677	3,341
Acquisitions			173	1	174
Transfer to Assets held for sale				(16)	(16)
Transfer to other intangible assets			(3)		(3)
Impairments			(1)	(29)	(30)
Foreign currency translation adjustments	—	(3)	(44)	4	(43)

Balance at December 31, 2006	75	310	2,401	637	3,423

(b)	Until December 31, 2004, the company used to account for pensions and other postretirement benefits in accordance with SFAS 87 and SFAS 106. For the adoption of IFRS, also IAS 19 Employee Benefits in respect of pensions and other postretirement benefits had to be implemented. As a consequence, the company had to recognize the funded status at January 1, 2004, of the projected benefit obligation insofar as this was not covered by provisions or prepaid pension assets. Any unvested portion of past service cost at that date had to be excluded. On January 1, 2004, the company had a significant deficit for its pensions and other postretirement benefit plans. For the IFRS opening balance this deficit has been charged against shareholders’ equity. Going forward, the full recognition of the deficit at January 1, 2004 resulted in lower net periodic pension cost under IFRS, as the deferred losses under SFAS 87 and SFAS 106 no longer were to be amortized.

For US GAAP purposes these changes as a result of the IFRS implementation have been reversed.

Furthermore, the company had also recognized a minimum pension liability for the deficit determined on the accumulated benefit obligation (ABO) level, as required under SFAS 87. As this is not allowed under IAS 19, the minimum pension liability-related entries were reversed in the IFRS balance sheet.

Pensions

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

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Below a table is provided with a summary of the changes in the pension benefit obligation and plan assets for 2006 and 2005 on SFAS 87 basis.

	The Netherlands		Foreign		Total
Millions of euros	2006	2005[1]	2006	2005[1]	2006	2005[1]

Benefit obligation
Balance at beginning of year	(4,913)	(4,375)	(5,332)	(4,476)	(10,245)	(8,851)
Acquisitions/divestments	(6)	(1)	(12)	(3)	(18)	(4)
Settlements/curtailments			4		4
Service costs	(137)	(129)	(75)	(79)	(212)	(208)
Contribution by employees	(19)	(24)	(7)	(10)	(26)	(34)
Interest costs	(192)	(192)	(242)	(246)	(434)	(438)
Plan amendments		16				16
Benefits paid	214	209	291	274	505	483
Actuarial gains and losses	370	(417)	(201)	(631)	169	(1,048)
Changes in exchange rates			(30)	(161)	(30)	(161)

Balance at end of year	(4,683)	(4,913)	(5,604)	(5,332)	(10,287)	(10,245)

Plan assets
Balance at beginning of year	4,643	3,706	3,596	3,044	8,239	6,750
Acquisitions/divestments	6	1	(2)		4	1
Contribution by employer	113	418	129	120	242	538
Contribution by employees	19	24	7	10	26	34
Benefits paid	(212)	(207)	(253)	(228)	(465)	(435)
Actual return on plan assets	466	701	447	527	913	1,228
Changes in exchange rates			17	123	17	123

Balance at end of year	5,035	4,643	3,941	3,596	8,976	8,239

Funded status	352	(270)	(1,663)	(1,736)	(1,311)	(2,006)
Unrecognized net loss/(gain)		545		1,392		1,937
Unrecognized prior service costs		95		11		106

Net balances in accordance with US GAAP		370		(333)		37
Difference between net balance according to IFRS and US GAAP	(402)	(424)	309	(1,072)	(93)	(1,496)

Net balances in accordance with IFRS[2]	(50)	(54)	(1,354)	(1,405)	(1,404)	(1,459)

1	2005 figures exclude the minimum pension liability.
2	The net balances for the Netherlands and Total include the IFRS book values of the two loans granted to APF at the time of the transition to the new pension arrangement, amounting to EUR 111 million at December 31, 2006, and to EUR 126 million at December 31, 2005.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Classification of the net balances is as follows:

	The Netherlands			Foreign		Total
Millions of euros; asset/(liability)	2006	2005	[1]	2006	2005	2006	2005

Other financial noncurrent assets	352	371		4	297	356	668
Current portion of provisions under current liabilities				(120)	(201)	(120)	(201)
Provisions for pension and other postretirement benefits		(1)		(1,547)	(429)	(1,547)	(430)

Net balance	352	370		(1,663)	(333)	(1,311)	37

Since 2005, the measurement date of all plans is December 31.

Details for minimum pension liability are as follows:

	The Netherlands		Foreign		Total
Millions of euros	2006	2005	2006	2005 [1]	2006	2005

Accumulated benefit obligation	(4,197)	(4,223)	(5,435)	(4,992)	(9,632)	(9,215)
Plan assets	5,035	4,643	3,941	3,596	8,976	8,239

Minimum pension liability			(1,131)	(1,241)	(1,131)	(1,241)

Intangible asset			9	13	9	13

Total credit/(charge) to shareholders’ equity:
— before taxes			(1,122)	(1,228)	(1,122)	(1,228)
— after taxes			(767)	(833)	(767)	(833)

Credit/(charge) to shareholders’ equity for change in minimum pension liability:
— before taxes		120	106	(245)	106	(125)
— after taxes		82	66	(166)	66	(84)

At December 31, 2006, for one foreign plan the accumulated benefit obligation (EUR 35 million) was lower than plan assets (EUR 39 million). For the other plans accumulated benefit obligation exceeded plan assets. At December 31, 2005, and at December 31, 2004, for all foreign plans the accumulated benefit obligation exceeded plan assets.

In September 2006, SFAS 158 was issued. This statement requires an employer to recognize the funded status of a benefit plan – measured as the difference between plan assets at fair value and the benefit obligation in the balance sheet. The offset of recognizing the funded status is recorded in accumulated other comprehensive income (within shareholders’ equity). Additionally, the minimum pension liability and related intangible assets are derecognized upon adoption of this standard.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The following table summarizes the effect of the adoption of SFAS 158 for pensions, effective December 31, 2006.

Millions of euros; asset/(liability)	Before adoption of SFAS 158	Minimum pension liability	SFAS 158	After adoption of SFAS 158

Financial noncurrent assets	430	478	(552)	356
Pension related intangible asset	9	(9)
Current portion of provisions	(120)			(120)
Provisions for pensions and other postretirement benefits	(1,384)	653	(816)	(1,547)

Deferred tax assets	324	(353)	410	381
Deferred tax liabilities	60	(2)	18	76

Accumulated other comprehensive income/(loss)	(767)	767	(940)	(940)

Amounts recognized in accumulated other comprehensive income/(loss) (before tax) as at December 31, 2006 were as follows:

Millions of euros; income/(loss)	The Netherlands	Foreign	Total

Unrecognized net loss	10	(1,288)	(1,278)
Unrecognized prior service costs	(84)	(6)	(90)

	(74)	(1,294)	(1,368)

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The 2006, 2005, and 2004 net periodic pension costs for the defined benefit pension plans were as follows:

	The Netherlands				Foreign			Total

Millions of euro; charge/(income)	2006		2005	2004	2006	2005	2004	2006	2005	2004

Service costs for benefits earned during the period	137		129	130	75	79	79	212	208	209
Interest costs on projected benefit obligation	192		192	212	242	246	244	434	438	456
Expected return on plan assets	(286)		(248)	(228)	(234)	(212)	(203)	(520)	(460)	(431)
Amortization of prior service costs	11		12	14	2	4	3	13	16	17
Amortization of net actuarial losses	4		10	10	71	64	63	75	74	73
Settlement/curtailment loss/(gain)				(23)	26		3	26		(20)

Net periodic pension costs in accordance with US GAAP	58		95	115	182	181	189	240	276	304
Difference between costs according to IFRS and US GAAP	56		(143)	(78)	(93)	(69)	(62)	(37)	(212)	(140)

Net periodic pension costs in accordance with IFRS	114	*	(48)	37	89	112	127	203 *	64	164

*	Includes EUR 100 mln in defined contribution premiums and certain other premiums charged by the Akzo Nobel Pension Fund in the Netherlands to the company. These have to be taken into account in order to determine the reconciling item between IFRS and US GAAP.

The difference between the US GAAP and IFRS pension cost in 2005 in the Netherlands mainly concerns the reversal of the special benefit for the curtailment and settlement recognized under IFRS, due to the transition to a defined contribution plan.

In connection with the change of the pension plan in the Netherlands in 2005, the company gave a loan to APF EUR 50 million, which is redeemed by retaining employee pension premium (of which at year-end 2006 EUR 22 million was still outstanding; year-end 2005: EUR 40 million) and granted a subordinated loan of EUR 100 million. The subordinated loan is interest-bearing and will be redeemed after five years on the condition that a certain minimum funding level at APF is reached, based on APF’s local Dutch accounting principles. The funded status of APF at year-end 2006 and 2005 was such that no impairment of the subordinated loan needed to be considered.

The first loan recognized at discounted value of EUR 39 million at year-end 2005. The subordinated loan was recognized at fair value (and thereafter on that basis at amortized cost) of EUR 87 million. The difference between book value and nominal value was taken into account in the special benefit upon the curtailment and settlement. Under SFAS 87 such payments qualify as plan assets at nominal value, so that the recognized assets in the IFRS balance sheet have to be reversed. The difference between the book value and nominal value of EUR 15 million has been taken into account in US GAAP 2005 net income. For 2006, the changes in the IFRS values of the loans should be reversed, resulting in a charge of EUR 4 million.

The aforementioned payments were treated as investing activities in the IFRS statement of cash flows. For US GAAP however, they should be included in the cash flow from operating activities.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The weighted average assumptions underlying the computations were:

	The Netherlands			Foreign			Total

Percent	2006	2005	2004	2006	2005	2004	2006	2005	2004

Pension benefit obligation at December 31,
— discount rate	4.6	4.0	4.5	4.9	4.7	5.5	4.8	4.4	5.0
— rate of compensation increase	2.9	2.9	2.5	4.2	4.0	4.0	3.6	3.4	3.2
Net periodic pension costs:
— discount rate	4.0	4.5	5.3	4.7	5.5	5.6	4.4	5.0	5.4
— rate of compensation increase	2.9	2.5	2.5	4.0	4.0	3.8	3.4	3.2	3.2
— expected return on plan assets	6.3	6.8	6.8	6.5	6.7	6.7	6.4	6.8	6.7

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

Pension plan assets principally consist of long-term interest-earning investments, quoted equity securities, and real estate. At December 31, 2006 and 2005, plan assets did not include financial instruments issued by the company, nor any property occupied or other assets used by it.

The weighted average pension plan asset allocation at December 31, 2006 and 2005, and the target allocation for 2007 for the pension plan in the Netherlands by asset category are as follows:

	Target allocation	Percentage of plan assets at December 31,
Percent	2007	2006	2005

Equity securities	30 – 50	46	49
Long-term interest earning investments	40 – 60	41	41
Real estate	7.5 – 12.5	12	10
Other	(5) – 10	1	—

Total		100	100

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The weighted pension plan asset allocation at December 31, 2006 and 2005, and the target allocation for 2007, for the foreign pension plans by asset category are as follows:

	Target allocation	Percentage of plan assets at December 31,
Percent	2007	2006	2005

Equity securities	50 – 55	50	51
Long-term interest earning investments	35 – 45	37	36
Real estate	5 – 10	8	8
Other	0 – 5	5	5

Total		100	100

The estimated amounts that will be amortized from accumulated other comprehensive income into the net periodic pension costs in 2007 are as follows:

Millions of euros; charge	The Netherlands	Foreign	Total

Unrecognized net loss	59	59
Unrecognized prior service costs	11	3	14

	11	62	73

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Other Postretirement Benefits
Postretirement benefit plans concern healthcare benefits plans in the Netherlands and the United States. Below a table is provided with a summary of the changes in the accumulated postretirement benefit obligations and plan assets for 2006 and 2005.

	The Netherlands		The United States		Total
Millions of euros; asset/(liability)	2006	2005	2006	2005	2006	2005

Benefit obligation
Balance at beginning of year	(23)	(156)	(485)	(345)	(508)	(501)
Acquisitions/divestments			(1)		(1)
Plan amendment			41		41
Settlements/curtailments		150	38		38	150
Service costs	—	(4)	(13)	(17)	(13)	(21)
Interest costs	—	(7)	(20)	(23)	(20)	(30)
Benefits paid	7	8	18	15	25	23
Contribution by employees			(2)		(2)
Actuarial gains and losses		(14)	94	(58)	94	(72)
Changes in exchange rates			55	(57)	55	(57)

Balance at end of year	(16)	(23)	(275)	(485)	(291)	(508)

Plan assets
Balance at beginning of year			—	—	—	—
Benefits paid			—	—	—	—
Actual return on plan assets			—	—	—	—
Changes in exchange rates			—	—	—	—

Balance at end of year			—	—	—	—

Funded status	(16)	(23)	(275)	(485)	(291)	(508)

Unrecognized net loss				148		148
Unrecognized prior service costs		2		2		4

Net balances in accordance with US GAAP		(21)		(335)		(356)
Difference between accrual according to IFRS and US GAAP	(2)	(4)	(34)	(57)	(36)	(61)

Net balances in accordance with IFRS	(18)	(25)	(309)	(392)	(327)	(417)

In the United States, the Medicare Prescription Drug Improvement and Modernization Act of 2003 introduced prescription drug benefits for retirees as well as a federal subsidy to sponsors of postretirement healthcare plans, which both began at January 1, 2006. This reimbursement right under IFRS has been recognized as an asset under Other Financial Noncurrent Assets, measured at fair value. At December 31, 2006, this value was EUR 46 million (December 31, 2005: EUR 68 million). In accordance with US GAAP, this reimbursement right is netted with the postretirement healthcare benefit liability.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Classification of the net balances is as follows:

	The Netherlands		Foreign		Total
Millions of euros; asset/(liability)	2006	2005	2006	2005	2006	2005

Current portion of provisions under current liabilities	(7)	(10)	(13)	(23)	(20)	(33)
Provisions for pension and other postretirement benefits	(9)	(11)	(262)	(312)	(271)	(323)

Net balance	(16)	(21)	(275)	(335)	(291)	(356)

In September 2006, SFAS 158 was issued. This statement requires an employer to recognize the funded status of a benefit plan – measured as the difference between plan assets at fair value and the benefit obligation in the balance sheet. The offset of recognizing the funded status is recorded in accumulated other comprehensive income (within shareholders’ equity).

The following table summarizes the effect of the adoption of SFAS 158 for other postretirement benefits, effective December 31, 2006.

Millions of euros; asset/(liability)	Before adoption of SFAS 158	SFAS 158	After adoption of SFAS 158

Current portion of provisions	(20)		(20)
Provisions for pensions and other postretirement benefits	(281)	10	(271)

Deferred tax assets	118	(4)	114

Accumulated other comprehensive income/(loss)		6	6

Amounts recognized in accumulated other comprehensive income/(loss) (before tax) as at December 31, 2006 were as follows:

Millions of euros; income/(loss)	The Netherlands	United States	Total

Unrecognized net loss		(26)	(26)
Unrecognized prior service costs	(1)	37	36

	(1)	11	10

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

Net periodic other postretirement benefit costs are as follows:

	The Netherlands			The United States			Total

Millions of euros; charge/(income)	2006	2005	2004	2006	2005	2004	2006	2005	2004

Service costs for benefits allocated to the period	—	4	7	13	17	15	13	21	22
Interest costs on accumulated postretirement obligation	—	7	10	20	23	22	20	30	32
Amortization of prior service costs	1	—	1	(2)	—		(1)	—	1
Amortization of unrecognized losses		1	4	2	4	3	2	5	7
Settlements/curtailments (gain)/loss		(102)	—	(24)		1	(24)	(102)	1

Net periodic other postretirement benefit costs in accordance with US GAAP	1	(90)	22	9	44	41	10	(46)	63
Difference between costs according to IFRS and US GAAP	(1)	(68)	(9)	(28)	(4)	(5)	(29)	(72)	(14)

Net periodic other postretirement benefit costs in accordance with IFRS	—	(158)	13	(19)	40	36	(19)	(118)	49

During 2006, the postretirement healthcare plans in the United States were adjusted, whereby the benefit levels and the eligibility to participate in these plans were reduced. This is the major reason for the curtailment benefit of in total EUR 24 million, which was recognized under US GAAP. In accordance with IFRS this benefit was EUR 51 million. Under US GAAP, curtailment gains first have to be offset by unrecognized losses before they result in a benefit in income. Under IFRS, curtailment gains are first offset by any related unrecognized actuarial gains and losses and unrecognized past service costs before they result in a benefit in income. Because of the Group’s accounting treatment of employee benefit plans on transition to IFRS, the amount of unrecognized actuarial losses and unamortized past service costs is lower under IFRS than under US GAAP. Accordingly, the curtailment gain is higher under IFRS.

In addition, as a result of a change in medical provider in the United States, medical costs are expected to be lower. As a consequence, the defined benefit obligation reduced substantially in 2006, which resulted in a reduction of the unrecognized net loss.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The assumptions for postretirement benefits were as follows:

		The Netherlands			The United States

Percent		2006	2005	2004	2006	2005	2004

Discount rate for net periodic benefit cost		4.0	4.5	5.3	5.5	6.0	6.3
Discount rate for benefit obligations at December 31		4.6	4.0	4.5	5.8	5.5	6.0
Assumed healthcare cost trend rates at December 31:
—	healthcare trend rate assumed for next year	—	—	—	9.0	8.5	9.0
—	rate to which the cost rate is assumed to decline (the ultimate rate)	—	—	—	5.0	5.0	5.0
—	year that the rate reaches the ultimate trend rate	2007	2006	2005	2010	2009	2009

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	The Netherlands		The United States		Total
	1 percentage point		1 percentage point		1 percentage point
Millions of euros	increase	decrease	increase	decrease	increase	Decrease

Effect on total of service and interest costs	—	—	7	(5)	7	(5)
Effect on postretirement benefit obligation	—	—	19	(18)	19	(18)

The estimated amounts that will be amortized from accumulated other comprehensive income into the net periodic other postretirement benefit costs in 2007 as a charge are as follows:

Millions of euros; charge/(income)	The Netherlands	Foreign	Total

Unrecognized net loss		1	1
Unrecognized prior service costs	1	(6)	(5)

	1	(5)	(4)

Cash Flows
The company expects to contribute EUR 190 million to its pension plans in 2007 (the Netherlands: EUR 90 million; foreign: EUR 100 million). For the other postretirement benefit plans the company expects to contribute EUR 20 million (the Netherlands: EUR 7 million; the United States: EUR 13 million).

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The following benefit payments, which take into account the effect of future service, are expected to be paid.

	Pensions			Other retirement benefits
Millions of euros	The Netherlands	Foreign	Total	The Netherlands	The United States	Total

2007	219	279	498	7	16	23
2008	225	286	511	5	16	21
2009	232	292	524	3	19	22
2010	239	298	537	1	21	22
2011	246	308	554		24	24
2012-2016	1,345	1,653	2,998		141	141

(c)	During 1995, the company transferred its rubber chemicals activities into a 50-50 joint venture, Flexsys, with Solutia Inc. Under IFRS the carrying value of the investment at December 31, 2006, was EUR 130 million and under US GAAP EUR 128 million, (at December 31, 2005: EUR 127 million and EUR 144 million, respectively). The different carrying value under US GAAP is principally related to the goodwill associated with the Akzo Nobel businesses transferred into the joint venture and differences in pension accounting between IFRS and US GAAP. Goodwill had been previously charged directly to equity for NL GAAP purposes. Under IFRS, IAS 19 has been applied, whereas for US GAAP SFAS 87/158 is applicable.

For 2006, US GAAP net income was EUR 1 million lower than 2006 IFRS net income, whereas for 2005 the difference was EUR 2 million loss. The implementation of SFAS 158 resulted in a charge of EUR 13 million, while in 2005 the minimum pension liability recognized was reduced by EUR 10 million.

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

(e)	Under the Akzo Nobel Employee Share Plan Akzo Nobel granted shares to employees. From 2002 onwards in accordance with IFRS, the value of the shares on the grant date was recognized as a charge in the income statement spread over the vesting period, which was 3 years. For the shares granted in 2001 no charge was recognized. In accordance with US GAAP the fair value of the shares granted in 2001 had to be recognized as a charge against income over the vesting period of the grant. For 2004 this resulted in an additional charge of EUR 1 million. In November 2003, the Board of Management decided to accelerate the settlement of the Employee Share Plan. As a result all shares granted became unconditional at May 1, 2004.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(f)	In accordance with IFRS development costs are to be capitalized and amortized, if certain conditions have been met. US GAAP does not allow capitalization and amortization of development costs. For US GAAP purposes, these costs have to be expensed as incurred. During 2006, the company capitalized additional development costs for EUR 1 million (2005 and 2004: EUR 3 million) and recognized an amortization charge of EUR 4 million (2005 and 2004: EUR 3 million) for IFRS purposes.

(g)	In accordance with IFRS a provision for restructuring is recognized at the moment a formal plan is approved, the plan identifies all significant actions to be taken to complete the plan, the period of time necessary to complete the plan indicates that significant changes to the plan are not likely, and in case of termination benefits, communication to the people involved an communication of the benefit arrangement is communicated before balance sheet date. For US GAAP purposes SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities became effective for exit or disposal activities that are initiated after December 31, 2002, which means that a provision for exit cost can only be recognized if the goods or services for the exit program have been delivered. As a consequence, at December 31, 2006, provisions for exit costs of EUR 4 million (EUR 3 million after taxes) recognized in accordance with IFRS could not be recognized for US GAAP purposes since the goods or services for the exit program had not been delivered. At December 31, 2005, provisions for exit costs of EUR 9 million (EUR 6 million after taxes) could not be recognized for US GAAP purposes. In 2004, this was EUR 17 million (EUR 11 million after taxes).

In addition, EUR 1 million of provisions for termination benefits (EUR 1 million after tax) have to be recognized for US GAAP purposes in accordance with SFAS 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, since these cost qualify as part of ongoing restructuring plans. For IFRS the criteria for recognition were not met, since announcement of the plans took place after balance sheet date. For 2005, this was EUR 8 million (EUR 5 million after taxes). In 2004 there were no ongoing plans which did not qualify for IFRS purposes which had to be recognized for US GAAP.

In 2004, EUR 9 million (EUR 6 million after tax) were recognized under IFRS for provisions for termination benefits, which already were recognized for US GAAP in 2003 as part of ongoing plans in accordance with SFAS 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

(h)	In accordance with IFRS the tax effect on the elimination of intercompany profit in inventories is based on the tax rate of the country of the company receiving the goods. For US GAAP purposes, the tax effect on the elimination of intercompany profit in inventories should be based on the tax rate of the company sending the goods, thus fully eliminating intercompany sales in the statement of income. For 2006, this resulted in an increase in net income of EUR 2 million, a positive currency translation effect of EUR 1 million and a decrease in shareholders’ equity at December 31, 2006 of EUR 37 million. For 2005, this resulted in a decrease in net income of EUR 7 million and a decrease in shareholders’ equity of EUR 40 million. For 2004 net income increased with EUR 43 million, while shareholders’ equity decreased with EUR 33 million.

(i)	In accordance with the NL GAAP standard for financial instruments, which was still applied in the 2004 IFRS financial statements, results on foreign currency forward hedging contracts (determined at year-end exchange rates) are recognized in income to offset the foreign exchange differences on the related hedged items. Exchange differences on anticipatory hedges of firm commitments regarding sales and purchases are deferred on the balance sheet until the hedged transactions have been reflected in the accounts. For interest swap contracts, interest is accrued in the statement of income as part of interest expense.

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

The development for the year ended December 31, 2004, was as follows:

Millions of euros; gain/(loss)	2004

Foreign currency contracts	3
Interest rate currency swaps	8
Interest rate swap contracts	28
Forward rate agreements	—
Petroleum options	(2)
Petroleum swaps	—
Gas futures	(2)

Total	35

Net effect after taxes	24

Effective January 1, 2005, the Company adopted IAS 32 and 39 for financial instruments. As a consequence all derivative instruments are measured at fair value in the balance sheet, with changes in the fair value recognized in income, unless cash flow hedging is applied. In the latter case, the effective part of the fair value change is deferred in shareholders’ equity until the hedged transactions have been reflected in the accounts. During 2006, the company deferred pre-tax losses of EUR 37 million (EUR 26 million after taxes) in shareholders’ equity (2005: gains of EUR 16 million; EUR 11 million after taxes). The company does not elect to apply hedge accounting for US GAAP purposes. As a consequence, the charge against IFRS shareholders’ equity has to be taken into account in US GAAP income.

For the interest rate derivatives under IFRS the company in principle applies fair value hedge accounting. The changes in fair value are recognized in the statement of income, where the effective part is offset by the fair value change of the underlying synthetic bond. The company has elected not to apply hedge accounting for US GAAP. As a consequence, the hedged bonds have to be valued at amortized cost, not at fair value. During 2006, under IFRS the company recognized a benefit for the change in fair value of the bonds of EUR 43 million, which after taxes amounted to EUR 30 million (2005: EUR 8 million; EUR 5 million after taxes), which for US GAAP has to be reversed.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

On balance, the effect on 2006 US GAAP income is a loss of EUR 80 million, which after taxes amounted to EUR 56 million (2005: a gain of EUR 8 million; EUR 6 million after taxes).

The difference between the fair value and amortized cost of the bonds for which under IFRS hedge accounting was applied is a decrease of the liability (i.e. a credit to shareholders’ equity) of EUR 18 million (EUR 13 million after taxes). At December 31, 2005, this amount was EUR 61 million (EUR 43 million after taxes).

(j)	During 2005, Akzo Nobel made upfront payments of EUR 27 million for cooperations with Théramex and Lexicon, which under IFRS were capitalized as intangible asset. The 2006 and 2005 amortization charges on these intangibles were EUR 6 million and EUR 3 million, respectively.

Under US GAAP, such amounts cannot be capitalized as intangible asset, because they relate to research and development. As a consequence, the investment amount less the 2005 amortization charge, on balance EUR 24 million, is recognized as expense in US GAAP net income. For 2006, the amortization charge of EUR 6 million has to be reversed for US GAAP purposes.

During 2006, similar intangible assets were acquired for an amount of EUR 8 million, which were expensed in the US GAAP reconciliation.

(k)	The company holds minority stakes (mostly 49 or 50 percent) in certain companies, which have been fully consolidated into the consolidated financial statements of Akzo Nobel, taking into account the minority interest of the other shareholders. This treatment is allowed for IFRS purposes, as there is de facto control. This mainly concerns the following companies:

—	International Paint (Gulf) LLC
—	International Paint Saudi Arabia Ltd
—	Akzo Nobel Inda SA de CV.
—	Akzo Nobel Chang Cheng (Vietnam) Ltd
—	Maricogen P/S
—	Maricogen Komplementarselskab Aps

The effect of the difference with US GAAP-which requires accounting under the equity method of such interests-on shareholders’ equity and net income is nil.

If these interests had been treated associates on a US GAAP basis the Consolidated Statement of Income for the year ended December 31, 2006, would have shown a decrease in revenues of EUR 87 million, in operating income of EUR 10 million, in earnings of consolidated companies less income taxes of EUR 8 million, and in minority interest of EUR 4 million. On the other hand, share in profit of associates would have increased by EUR 4 million.

The Consolidated Statement of Income for the year ended December 31, 2005, would have shown a decrease in revenues of EUR 84 million, in operating income of EUR 8 million, in earnings of consolidated companies less income taxes of EUR 6 million, and in minority interest of EUR 3 million. On the other hand, share in profit of associates would have increased by EUR 3 million.

The Consolidated Statement of Income for the year ended December 31, 2004, would have shown a decrease in revenues of EUR 38 million, in operating income of EUR 5 million, in earnings of consolidated companies less income taxes of EUR 4 million, and in minority interest of EUR 2 million. On the other hand, share in profit of associates would have increased by EUR 2 million.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL
The major effects on the Consolidated Balance Sheet as at December 31, 2006, would have been a decrease in current assets of EUR 32 million, in property, plant and equipment of EUR 14 million, in intangible assets of EUR 1 million, in short-term liabilities of EUR 20 million, in minority interest of EUR 11 million, and in long-term borrowings of EUR 4 million. On the other hand, investment in associates would have increased by EUR 11 million.

The major effects on the Consolidated Balance Sheet as at December 31, 2005, would have been a decrease in current assets of EUR 29 million, in property, plant and equipment of EUR 16 million, in short-term liabilities of EUR 16 million, in minority interest of EUR 12 million, and in long-term borrowings of EUR 5 million. On the other hand, investment in associates would have increased by EUR 12 million.

(l)	In September 2006, Akzo Nobel divested an office building in Stockholm Sweden, in a sale and leaseback transaction. In accordance with IAS 17, this transaction resulted in an operating lease and the transaction was established at fair value. As a result, the profit on the transaction of EUR 16 million was recognized immediately.

In accordance with US GAAP, with this sale and leaseback transaction Akzo Nobel retains more than a minor part, but less than substantially all of the use of the property. As a consequence, the amount up to the present value of the minimum lease payments has to be deferred, being EUR 12 million (EUR 9 million after taxes) and will be recognized based on the remaining period for the lease contract. The effect of the release of this deferral during the latter part of 2006 was negligible.

(m)	In November 2006, Akzo Nobel entered into a 50/50 joint venture with OCI Chemicals for the hydrogen peroxide production in the United States. In accordance with IFRS, Akzo Nobel contributed the production assets at fair value into this joint venture. Half of the book profit on this transfer at market value was deferred, reflecting Akzo Nobel’s own 50%-share in this profit. The ultimate book profit recognized amounted to EUR 18 million (EUR 11 million after taxes). The company recorded the profit related to this transaction as it received cash of EUR 27 million from the joint venture partner.

Under US GAAP, this transaction represents a transfer of a partial interest in a real estate asset (plant) and is accounted for pursuant SFAS 66 “Accounting for Sales of Real Estate”. Because of the Company's continuing support of the operation on a long term basis, the transaction does not qualify as a sale under US GAAP, but would be accounted for as a leasing transaction. Accordingly, under US GAAP (1) the profit on the sale would not be recorded, (2) the investment in the associate is eliminated and property, plant and equipment is increased by EUR 9 million, and (3) the cash proceeds received are recorded as deferred revenues to be amortized over the life of the plant. The revenue to be recognized in 2006 along with additional depreciation was not material.

Due to a EUR 1 million currency translation effect, the year-end balance of the reconciling item is EUR 17 million.

(n)	In accordance with IFRS, sundry provisions are discounted based on the best estimates of cash flows as per the balance sheet date. Under US GAAP, such provisions can only be discounted if future cash flows can be determined reasonably objectively and verifiably. During 2006, management has come to the conclusion that for the sundry provisions the US GAAP criteria for discounting are not met, as legal procedures tend to take much longer than earlier seriously envisaged. Therefore, at year-end 2006 the sundry provisions are no longer discounted for US GAAP.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

The discounted value of the sundry provisions as at December 31, 2006 was EUR 426 million and the undiscounted value was EUR 451 million. As a result a charge was recognized in US GAAP net income of EUR 25 million (EUR 20 million after taxes).

(o)	In accordance with IFRS, during 2006 the company reversed impairments on inventories of EUR 9 million and on property, plant and equipment of EUR 2 million, because the reason for the original impairment ceased to exist. Under US GAAP, an impairment, once made, is not reversed.

(p)	The owner of the 24%-minority stake in Vivechrom S.A. has a put option to sell the shares to the company. In accordance with IFRS, as a result of the put option this company was consolidated for 100% in 2006, without taking a minority interest on Vivechrom’s results into account. The liability under this option of EUR 28 million was entered in the December 31, 2006 balance sheet as a liability, eliminating the minority interest of EUR 3 million, and recognizing goodwill of EUR 25 million. Under US GAAP, this entry should not have been made and the minority interest on Vivechrom’s results, being a charge of EUR 2 million, should be recognized in the reconciliation.

In addition, under US GAAP this put option should have been at its fair value, which given the mechanism to determine the liability under the option, is immaterial.

(q)	In November 2002, the FASB issued interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness to Others.

At December 31, 2006, there were some small agreements to provide additional consideration in a business combination to the seller if contractually specified conditions related to the acquired entity are achieved. The company had not recognized any contingent liabilities for estimated payments. The total maximum exposure amounted to EUR 3 million.

At December 31, 2005, we had recognized contingent liabilities for estimated payments amounting to EUR 1 million, while the total maximum exposure also amounted to EUR 1 million.

At December 31, 2004, we had recognized contingent liabilities for estimated payments amounting to EUR 5 million, while the total maximum exposure amounted to EUR 21 million.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

(r)	During 2004, the company divested the Catalysts, Phosphorus Chemicals, and Coatings Resins activities. For IFRS these divested activities do not qualify for treatment as discontinued operation. For US GAAP, however, these activities do qualify as discontinued operation. The disclosures as prescribed in SFAS 144 are as follows.

Millions of euros; gain/(loss)	For the year ended December 31, 2004

Revenues
Continued operations		12,063
Discontinued operations		617

Total		12,680

Income from continuing operations before income taxes	624
Income taxes	(251)

Income from continuing operations		373

Income from discontinued operations (including gains on disposal)	531
Income taxes	(72)

Income from discontinued operations		459

Net income		832

Earnings from continuing operations per share
— Basic		1.31
— Diluted		1.30
Earnings from discontinued operations per share
— Basic		1.61
— Diluted		1.60

The activities qualified as assets and liabilities held for disposal in 2005 and 2006, did not qualify as discontinued operation due to their relatively limited size, both under IFRS and US GAAP.

(s)	Represents the income tax effects of the aforementioned adjustments, excluding adjustment (h).

(t)	Additional disclosures required under US GAAP

At December 31, 2006, consolidated retained earnings included EUR 22 million (2005: EUR 128 million) of undistributed earnings from Akzo Nobel’s investments in associates. Accounts receivable from and payable to associates are separately presented in Notes 14 and 23 of the Notes to the Consolidated Financial Statements.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL
The total book value of land at December 31, 2006, was EUR 201 million (at December 31, 2005: EUR 222 million)

At December 31, 2006, the most important associates are the 50-percent interests in Flexsys (included in assets held for sale at December 31, 2006), Delesto, Eka Chile, and Fort Amanda Specialties.

No taxes have been provided for approximately EUR 2.6 billion of unremitted earnings of certain foreign subsidiaries as of December 31, 2006 (2005: EUR 2.4 billion). The remittance of these amounts would not lead to an income tax charge in the Netherlands and, in case of nonrefundable withholding taxes, part of these withholding taxes would be available for tax credits.

In accordance with IFRS deferred tax assets and liabilities are classified as noncurrent. Under US GAAP, the classification is based on the nature of the item it relates to. The US GAAP classification for the IFRS deferred tax amounts is as follows:

Millions of euros; asset/(liability)	2006	2005

Deferred tax assets under other current assets	254	254
Deferred tax assets under noncurrent assets	699	641
Deferred tax liabilities under other current liabilities	(33)	(25)
Deferred tax liabilities under noncurrent liabilities	(141)	(131)

Net deferred tax assets	779	739

Profit before tax under IFRS in the Netherlands and from foreign operations is as follows:

Millions of euros	2006	2005	2004

The Netherlands	25	423	455
Foreign	1,415	913	942

Total	1,440	1,336	1,397

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL
The income tax (charges)/benefits in the Netherlands and from foreign operations were as follows:

Millions of euros		2006		2005		2004

Current tax
The Netherlands	(94)		(29)		(44)
Foreign	(252)		(358)		(383)

		(346)		(387)		(427)
Deferred tax
The Netherlands	56		(103)		(33)
Foreign	32		152		44

		88		49		11

Total		(258)		(338)		(416)

The valuation allowance for deferred tax assets as of December 31, 2006, 2005, and 2004 was EUR 33 million, EUR 35 million, and EUR 53 million, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2006, 2005 and 2004, was a decrease of EUR 2 million, a decrease of EUR 18 million, and an increase of EUR 13 million respectively. The valuation allowance at December 31, 2006 and 2005 was primarily related to net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the deferred tax assets governed by the tax code in the jurisdictions concerned. Total taxable income for the years ended December 31, 2006, 2005, and 2004 was EUR 1,440 million, EUR 1,336 million, and EUR 1,397 million, respectively. Based on the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable; however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL
The expiration scheme of tax loss and credits carryforwards are as follows:

Millions of euros	2007	2008	2009	2010	2011	There-after	No expi-ration	Total

Total tax loss and credits carryforwards	9	10	10	14	22	465	102	632

The obligations for environmental liabilities for each of the next five years and thereafter are as follows:

Millions of euros	Obligation

2007	50
2008	65
2009	24
2010	23
2011	21
Later	45

Total	228

The undiscounted amount of environmental liabilities was EUR 272 million.

Obligations under long-term non-cancelable operating leases and other commitments for each of the next five years and thereafter are as follows:

Millions of euros	Lease	Other	Total

2007	104	121	225
2008	82	68	150
2009	61	66	127
2010	42	37	79
2011	32	28	60
Later	82	53	135

Total	403	373	776

The amount paid during 2006 for long-term non-cancelable operating leases was EUR 96 million and for other commitments EUR 94 million. In total it was EUR 190 million.

The compensation cost related to the nonvested awards not yet recognized for the stock option plan amount to EUR 9 million, which are expected to be recognized over an average period of one one-third year. For the performance share plan this is EUR 14 million and one and a half year, respectively.

Dividends received from associates (2006: EUR 37 million; 2005: EUR 19 million; 2004: EUR 123 million) in accordance with IFRS are included in net cash from investing activities. Under US GAAP, this item is included in cash flows from operating activities.

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AKZO NOBEL

IFRS shareholders' equity breaks down as follows:

Millions of euros; December 31	2006	2005

Subscribed share capital	574	572
Additional paid-in capital	1,841	1,803
Statutory reserves	200	209
Cumulative translation differences	30	142
Other reserves	432	(186)
Undistributed profits	1,067	875

Shareholders' equity	4,144	3,415

IFRS requires presentation of minority interest within equity on the face of the balance sheet. Under US GAAP, minority interest is presented as a separate item on the face of the balance sheet outside equity.

Note 28 – Subsequent Events

Binding cash offer for Organon BioSciences from Schering-Plough

On March 12, 2007, the company announced its intention to divest Organon BioSciences to Schering-Plough, following their EUR 11 billion binding cash offer. The parties expect that the transaction could be completed in the second half of 2007, after consultation with social partners and clearance from regulatory bodies.

At December 31, 2006, the company had not made a decision to sell Organon BioSciences, but was in the process of preparing for an IPO, while still retaining a majority control of Organon BioSciences. Therefore, it was not a discontinued operation at December 31, 2006.

EUR 1.6 billion share buyback program
On April 24, 2007, the company announced that it would commence a EUR 1.6 billion open market share buyback program on May 3, 2007. At the current share price, this represents approximately 10% of the common shares outstanding. Following shareholder approval on April 25, 2007, the repurchased shares will be cancelled. The open market repurchase program is expected to be completed by the end of 2007. Up to June 8, 2007, 6,430,000 common shares have been purchased for a total amount of EUR 383.1 million.

Flexsys divestment
The company’s 50%-stake in Flexsys was divested per May 1, 2007.

Court case in the Netherlands on pensions
Late January 2006, Akzo Nobel Nederland B.V. and the Akzo Nobel Pension Fund in the Netherlands received a summons from the Association of Retired Akzo Nobel Employees with regard to the changed financing of the company’s Dutch pension plan. In January 2007, the court dismissed all claims against Akzo Nobel Nederland BV and the Akzo Nobel Pension Fund. The Association of retired Akzo Nobel Employees has instituted an appeal against the judgment of the court.

Back to Contents

Schedule II VALUATION AND QUALIFYING ACCOUNTS

Millions of euros	Balance at beginning of period	Additions charged to income	Foreign currency translation results	Deductions	Other*	Balance at end of period

Reserves for doubtful accounts
Year ended December 31, 2004	166	33	(1)	(29)	(4)	165
Year ended December 31, 2005	165	19	9	(41)	4	156
Year ended December 31, 2006	156	21	(3)	(37)	3	140

*	Other is principally due to divestments.

Other reserves of a similar nature, such as for warranties, are not material to the consolidated financial statements.

Item 19. EXHIBITS

(a)	Financial statements filed as a part of this annual report. (See index to financial statements and schedule set forth in Item 18.)

(b)	Exhibits filed as part of this annual report

1.	Articles of Association of Akzo Nobel N.V. (incorporated by reference from the Form 6-K furnished to the U.S. Securities and Exchange Commission on July 12, 2005).

4.c	Service contract of Board of Management of Akzo Nobel N.V. (incorporated by reference from the Form 20-F filed with the U.S. Securities and Exchange Commission on May 31, 2002.)

8.	Subsidiaries.

12.a	Rule 13a – 14(a) Certification for Akzo Nobel CEO

12.b	Rule 13a – 14(a) Certification for Akzo Nobel CFO

13.a	Rule 13a – 14(b) Certification for Akzo Nobel CEO

13.b	Rule 13a – 14(b) Certification for Akzo Nobel CFO

15.a	Consent of Independent Registered Public Accounting Firm

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

Akzo Nobel N.V.

By:	/s/ G.J. Wijers	By:	/s/ R.J. Frohn
Name:	G.J. Wijers	Name:	R.J. Frohn
Title:	Chairman of the Board	Title:	Chief Financial Officer of Management

Dated: June 13, 2007

EXHIBIT INDEX

(a)	Financial statements filed as a part of this annual report. (See index to financial statements and schedule set forth in Item 18.)

(c)	Exhibits filed as part of this annual report

1.	Articles of Association of Akzo Nobel N.V. (incorporated by reference from the Form 6-K furnished to the U.S. Securities and Exchange Commission on July 12, 2005).

4.c	Service contract of Board of Management of Akzo Nobel N.V. (incorporated by reference from the Form 20-F filed with the U.S. Securities and Exchange Commission on May 31, 2002.)

8.	Subsidiaries.

12.a	Rule 13a – 14(a) Certification for Akzo Nobel CEO

12.b	Rule 13a – 14(a) Certification for Akzo Nobel CFO

13.a	Rule 13a – 14(b) Certification for Akzo Nobel CEO

13.b	Rule 13a – 14(b) Certification for Akzo Nobel CFO

15.a	Consent of Independent Registered Public Accounting Firm